BEST AVAILABLE COPY

# 82- SUBMISSIONS FACING SHEET

02028927

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME De Longhi S.p.A.

*CURRENT ADDRESS Via L. Seitz, 47
31100 Treviso Italy

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34652 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☐ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☑ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

*OICF/BY:* [signature]

*DATE* : 5/6/02

82-34652

**EXPLANATORY NOTE**

This is a copy of the Italian Prospectus and integrative note filed with CONSOB in connection with the initial public offering of the Company.

SUPPL

02 APR 30 AM 11:27

**Ai sensi della Sezione IA.1.1, Tavola 1, n. 1, paragrafo 6, delle Istruzioni al Regolamento dei mercati organizzati e gestiti dalla Borsa Italiana S.p.A., di seguito viene confrontato il modello di governo societario di De'Longhi S.p.A. (di seguito la "Società" o l'"Emittente") con quello proposto nel Codice di Autodisciplina delle Società Quotate predisposto dal Comitato per la *corporate governance* delle società quotate, promosso dalla Borsa Italiana S.p.A. (di seguito il "Codice").**

Premessa

Secondo il rapporto predisposto dal Comitato per la *corporate governance*, il Codice costituisce per le società quotate sui mercati di Borsa un modello di riferimento di natura organizzativa e funzionale, non vincolante e caratterizzato dalla flessibilità necessaria alla sua graduale adozione da parte delle società. Le modalità attraverso le quali le società possono conformarsi ai principi del Codice non sono predeterminate dal Codice stesso né altrimenti indicate da Borsa Italiana S.p.A.. Le società sono, quindi, libere di valutare se introdurre le previsioni del Codice a livello di statuto sociale, adottare atti formali, quali delibere del consiglio di amministrazione, ovvero adeguarsi alle predette previsioni attraverso una prassi operativa non formalizzata.

Per quanto riguarda De'Longhi S.p.A., le disposizioni del Codice sono state recepite con i seguenti atti: (i) approvazione, con delibera dell'assemblea straordinaria del 18 aprile 2001, di un nuovo testo statutario (lo "Statuto"), (ii) nomina, con delibera dell'assemblea ordinaria del 18 aprile 2001, di un nuovo Consiglio di Amministrazione, (iii) approvazione, con delibera dell'assemblea ordinaria del 18 aprile 2001, del Regolamento d'Assemblea, (iv) assunzione, da parte del Consiglio di Amministrazione tenutosi in data 18 aprile 2001, di una "delibera quadro" (la "Delibera Quadro"), ed, infine, (v) attraverso comportamenti di fatto.

**Articolo 1 – Ruolo del Consiglio di Amministrazione**

La Società è amministrata da un Consiglio di Amministrazione composto da sette membri, nominato dall'assemblea ordinaria in data 18 aprile 2001. Tale organo rimarrà in carica per un triennio, e pertanto fino all'assemblea chiamata ad approvare il bilancio per l'esercizio chiuso al 31 dicembre 2003.

Lo Statuto prevede che il Consiglio di Amministrazione si riunisca di regola una volta ogni tre mesi e, comunque, ogni qual volta il Presidente ne ravvisi la necessità. Fermi restando i poteri di convocazione previsti da specifiche disposizioni di legge, il Consiglio di Amministrazione si riunisce quando ne sia fatta domanda scritta indicante gli argomenti da trattare dalla maggioranza dei Consiglieri in carica o dal Collegio Sindacale o, ancora, da almeno due dei suoi membri.

In conformità all'art. 10 dello Statuto, il Consiglio di Amministrazione, per l'esecuzione delle proprie deliberazioni e per la gestione sociale, può, nell'osservanza dei limiti di legge: (i) istituire un Comitato Esecutivo, determinandone i poteri, il numero dei componenti e le modalità di fur [illegible] niti di delega, ad

uno o più Amministratori, (iii) nominare uno o più Comitati con funzioni consultive, anche al fine di adeguare il sistema di governo societario alle raccomandazioni in tema di *corporate governance*, (iv) nominare uno o più direttori generali, determinandone le attribuzioni e le facoltà, e (v) nominare, o attribuire ad Amministratori la facoltà di nominare, direttori, vice direttori, procuratori, e, più, in generale, mandatari, per il compimento di determinati atti o categorie di atti o per operazioni determinate.

Sono riservate all'esclusiva competenza del Consiglio di Amministrazione, oltre alle attribuzioni non delegabili ai sensi di legge, *(i)* l'approvazione dei *budget* e dei piani triennali, (ii) la fissazione dei criteri relativi alla formazione ed alla modificazione dei regolamenti interni, *(iii)* la nomina e la revoca di direttori generali, e (iv) la ratifica di operazioni significative con parti correlate.

L'art. 10 dello Statuto prevede che il Consiglio è investito dei più ampi poteri per la gestione ordinaria e straordinaria della Società, senza limitazioni, con facoltà di compiere tutti gli atti che ritenga opportuni per l'attuazione ed il raggiungimento dello scopo sociale, esclusi soltanto quelli che la legge o lo statuto riservano all'Assemblea dei soci. Il Consiglio di Amministrazione, tramite il Presidente o altri Consiglieri a ciò delegati, riferisce al Collegio Sindacale sull'attività svolta e sulle operazioni di maggior rilievo economico, finanziario e patrimoniale, effettuate dalla Società o dalle sue controllate; in particolare riferisce sulle operazioni in potenziale conflitto di interesse. Tale comunicazione viene effettuata tempestivamente e comunque con periodicità almeno trimestrale, in occasione delle riunioni del Consiglio di Amministrazione ovvero mediante nota scritta indirizzata al Presidente del Collegio Sindacale.

In data 18 aprile 2001 il Consiglio di Amministrazione ha conferito al Presidente, dott. Giuseppe De'Longhi, tutti i poteri di ordinaria e straordinaria amministrazione, da esercitare con firma libera e singola, con la sola esclusione delle attribuzioni non delegabili ai sensi dell'art. 2381 cod. civ. e di statuto, con facoltà di subdelega per singoli atti o per categorie di atti a dirigenti della Società o a procuratori.

Nella medesima seduta, il Consiglio di Amministrazione ha altresì nominato il dott. Stefano Beraldo Amministratore Delegato, conferendo allo stesso tutti poteri di ordinaria e straordinaria amministrazione, da esercitare con firma libera e singola, con la sola esclusione, oltre che delle attribuzioni non delegabili ai sensi dell'art. 2381 cod. civ. e di statuto, dei seguenti poteri: (i) sottoscrizione, acquisto, cessione di partecipazioni, anche di minoranza; costituzione di diritti reali sulle stesse, (ii) acquisto, cessione, affitto di aziende o rami di azienda; acquisto, cessione o licenze di marchi di impresa, e (iii) acquisto o alienazione di beni immobili.

Il Consiglio di Amministrazione non si è invece avvalso della facoltà, prevista dallo Statuto, di nominare un Comitato Esecutivo.

Con comportamenti di fatto, gli Amministratori di De'Longhi S.p.A. agiscono e deliberano in piena autonomia, contribuiscono alla crescita della Società e ne perseguono, in via esclusiva, tutti gli obiettivi.

Gli Amministratori di De'Longhi S.p.A. sono consapevoli dei compiti e delle responsabilità inerenti la loro carica. A tal fine, su indicazione della Società e degli Sponsor, i consulenti legali hanno predisposto un *memorandum* intitolato "Obblighi a carico delle società quotate - Adempimenti ed obblighi specifici a carico degli amministratori e dei sindaci - Sanzioni", illustrato ai Consiglieri e distribuito ai medesimi in copia nel corso della riunione consiliare del 18 aprile u.s..

Inoltre, in sintonia con quanto previsto dall'art. 1.4 del Codice di Autodisciplina, la Delibera Quadro prevede che l'Amministratore Delegato, dott. Stefano Beraldo, periodicamente informi gli altri Amministratori sulle principali novità legislative e regolamentari che riguardano la Società e gli organi sociali e che tale informativa sia fornita in occasione della riunione immediatamente successiva alla data in cui egli sia venuto a conoscenza delle predette novità.

**Articolo 2 – Composizione del Consiglio di Amministrazione**

Il Consiglio di Amministrazione è attualmente composto da quattro amministratori esecutivi e da tre amministratori non esecutivi (di cui due indipendenti), nominati dall'Assemblea ordinaria di De'Longhi S.p.A. tenutasi il 18 aprile 2001.

Mediante comportamenti di fatto, gli Amministratori non esecutivi contribuiscono all'assunzione di decisioni conformi all'interesse sociale.

**Articolo 3 – Amministratori indipendenti**

Nel Consiglio di Amministrazione di De'Longhi S.p.A. sono presenti due amministratori indipendenti non esecutivi, relativamente a ciascuno dei quali si riferiscono di seguito alcune sintetiche indicazioni:

- Giorgio Brunetti, nato a Venezia, il 14 gennaio 1937, residente in Venezia – Cannaregio 4179, professore ordinario di Strategia e Politica Aziendale presso l'Università Bocconi di Milano;

- Carlo Garavaglia, nato a Legnano (MI), il 15 aprile 1943, residente in Milano, via Aurelio Saffi 29, dottore commercialista.

Nessuno dei due Amministratori indipendenti sopra indicati intrattiene:

- relazioni economiche con la Società, o con il gruppo del quale essa è a capo, di rilevanza tale da condizionarne l'autonomia di giudizio;

- partecipazioni azionarie o coinvolgimenti in patti parasociali che possano permettere loro di esercitare qualsiasi forma di controllo sulla Società o sulle sue controllate.

**Articolo 4 – Presidente del Consiglio di Amministrazione**

Ai sensi dell'art. 13 dello Statuto, il Presidente, o chi ne fa le veci, convoca il Consiglio di Amministrazione mediante lettera raccomandata, telegramma, telex o telefax da spedirsi almeno cinque giorni prima dell'adunanza, salvo casi di urgenza nei quali tale termine potrà essere ridotto fino ad un minimo di ventiquattro ore. Della convocazione viene dato, nello stesso termine, avviso ai Sindaci effettivi.

La Delibera Quadro dispone che il Presidente (nella sua veste di garante del corretto funzionamento dell'organo consiliare - ovvero in sua sostituzione il Vice Presidente), trasmetta ai Consiglieri, secondo modalità concordate con gli Amministratori dotati di deleghe (per le materie di rispettiva competenza) e con ragionevole anticipo rispetto alla data della riunione, la documentazione e le informazioni necessarie per permettere al Consiglio di Amministrazione di esprimersi con piena consapevolezza sulle materie sottoposte al suo esame ed approvazione. Restano ovviamente salvi i casi in cui per la natura delle delibere da assumere, le esigenze di

riservatezza e/o la tempestività con cui il Consiglio deve assumere le decisioni, siano ravvisabili motivi di necessità ed urgenza.

Le riunioni del Consiglio di Amministrazione sono presiedute dal Presidente del Consiglio di Amministrazione e, in caso di sua assenza, dal Vice Presidente.

La Delibera Quadro ha stabilito, ai fini di una efficace ed efficiente gestione della Società, che il Consiglio di Amministrazione, qualora abbia delegato, in tutto o in parte, le proprie attribuzioni al Presidente o ad altri membri del Consiglio, fornisca nella relazione sulla gestione adeguata informativa sulle competenze attribuite a tali soggetti in conseguenza delle predette deleghe.

Come precisato dall'art. 15 dello Statuto, la rappresentanza legale della Società, con tutti i poteri relativi, compresi quelli occorrenti per agire in ogni sede giurisdizionale e la facoltà di nominare procuratori od avvocati alle liti con mandato anche generale, spettano al Presidente del Consiglio di Amministrazione e, se nominati, al Vice Presidente ed agli Amministratori cui sono stati delegati specifici poteri, nei limiti delle deleghe loro attribuite dal Consiglio di Amministrazione.

Ciascuno dei predetti rappresentanti ha il potere di agire da solo, e può anche conferire la legale rappresentanza e la firma sociale a procuratori alle liti ovvero procuratori per determinati atti ed operazioni o per categorie di atti e di operazioni.

**Articolo 5 – Informazioni al Consiglio di Amministrazione**

La Delibera Quadro prevede che: (i) il Presidente, l'Amministratore Delegato e, se nominato, il Comitato Esecutivo – tramite il suo presidente – (di seguito gli "Organi Delegati") rendano conto al Consiglio di Amministrazione delle attività svolte nell'esercizio delle deleghe loro attribuite, con periodicità variabile secondo l'importanza delle deleghe e della frequenza del loro esercizio, ma comunque non inferiore al trimestre, (ii) gli Organi Delegati forniscano adeguata informativa sulle operazioni atipiche, inusuali o con parti correlate, il cui esame e la cui approvazione non siano riservati al Consiglio di Amministrazione ai sensi dell'art. 10 dello Statuto, (iii) le informazioni fornite dagli Organi Delegati al Consiglio di Amministrazione ai sensi dei precedenti punti (i) e (ii) debbano essere le medesime fornite al Collegio Sindacale.

**Articolo 6 – Trattamento delle informazioni riservate**

La Delibera Quadro prevede che l'Amministratore Delegato curi la gestione delle informazioni riservate, con particolare riferimento a quelle *price sensitive*. A tal fine, l'Amministratore Delegato si è impegnato a curare, unitamente all'*investor relator* ed ai consulenti della Società, la messa a punto di una procedura per una corretta comunicazione al mercato di quelle informazioni che possano avere un effetto sulla quotazione del titolo.

Gli Amministratori della Società sono già tenuti, in conformità alle disposizioni vigenti, a mantenere riservati i documenti e le informazioni acquisiti nello svolgimento dei loro compiti. La Delibera Quadro prevede espressamente che tutti gli Amministratori, fermi restando gli obblighi di riservatezza previsti dalla disciplina vigente, siano tenuti a mantenere riservati i documenti e le informazioni acquisiti nello svolgimento dei loro compiti e a rispettare la procedura interna per la comunicazione all'esterno di tali documenti ed informazioni, di cui al precedente paragrafo.

**Articolo 7 – Nomina degli Amministratori**

Il Consiglio di Amministrazione viene eletto dall'Assemblea dei soci in conformità a quanto disposto dal codice civile.

La Società non prevede di costituire al proprio interno un comitato per le proposte di nomina alla carica di Amministratore.

**Articolo 8 – Remunerazione degli Amministratori**

Con la Delibera Quadro il Consiglio di Amministrazione ha nominato al suo interno un Comitato per la remunerazione degli Amministratori - composto dall'Amministratore Delegato dott. Stefano Beraldo e dai Consiglieri non esecutivi ed indipendenti prof. Giorgio Brunetti e dott. Carlo Garavaglia - al quale è stato conferito l'incarico di formulare al Consiglio di Amministrazione proposte per la remunerazione degli Amministratori che ricoprono particolari cariche, nonché di determinare i criteri per la remunerazione dei componenti dell'alta direzione. La presenza dell'Amministratore Delegato in tale Comitato trova giustificazione nella necessità di consentire al medesimo di partecipare direttamente, ed in ambito collegiale, all'individuazione dei criteri per la remunerazione dei principali dirigenti. Il dott. Stefano Beraldo si è peraltro impegnato a non partecipare alle discussioni rispetto alle quali potesse ravvisarsi un conflitto di interessi. Nella formulazione delle sue proposte, il comitato per la remunerazione potrà avvalersi di consulenti esterni a spesa della Società.

Ai membri del Consiglio di Amministrazione spetta un compenso annuale nella misura fissata dall'assemblea, fatto salvo il disposto dell'art. 2389, comma 2, del codice civile.

**Articolo 9 – Controllo interno**

Con la Delibera Quadro il Consiglio di Amministrazione ha conferito all'Amministratore Delegato dott. Stefano Beraldo l'incarico di garantire la funzionalità e l'adeguatezza del sistema di controllo interno, nonché quello di verificare che vengano effettivamente rispettate le procedure interne, sia operative sia amministrative, adottate al fine di garantire una sana ed efficiente gestione, nonché al fine di identificare, prevenire e gestire, nel limite del possibile, rischi di natura finanziaria ed operativa e frodi a danno della Società.

**Articolo 10 – Comitato per il controllo interno**

Il Consiglio di amministrazione con la Delibera Quadro ha nominato un Comitato per il controllo interno e per la *corporate governance*, costituito dai due Amministratori non esecutivi ed indipendenti prof. Giorgio Brunetti e dott. Carlo Garavaglia.

La Delibera Quadro prevede che il Comitato per il controllo interno e per la *corporate governance* abbia la funzione di analizzare le problematiche relative al controllo delle attività aziendali. La Delibera Quadro conferisce, inoltre, a tale Comitato le seguenti funzioni di natura consultiva e propositiva: (a) valutare l'adeguatezza del sistema di controllo interno, (b) valutare il piano di lavoro preparato dai preposti al controllo interno e ricevere le relazioni periodiche degli stessi, (c) valutare le proposte formulate dalle società di revisione per ottenere l'affidamento del relativo incarico, nonché il piano di lavoro predisposto per la revisione ed i risultati esposti nella relazione e nella lettera di suggerimenti, (d) vigilare sull'osservanza e sul periodico aggiornamento delle regole di *corporate governance* adottate dalla Società, (e) riferire al Consiglio di Amministrazione, almeno semestralmente, in occasione dell'approvazione del bilancio e della relazione semestrale, sull'attività svolta, sull'adeguatezza del sistema di controllo interno e sull'osservanza e sul periodico aggiornamento delle regole di *corporate governance* adottate dalla

Società, (f) svolgere gli ulteriori compiti di natura consultiva e/o propositiva che gli vengono attribuiti dal Consiglio di Amministrazione, particolarmente in relazione ai rapporti con la società di revisione ed alle operazioni di natura significativa con parti correlate. Si segnala peraltro che la ratifica di operazioni significative con parti correlate rientra tra le materie che, per espressa disposizione statutaria, rimangono di esclusiva competenza del Consiglio di Amministrazione. La Società ha, in questo modo, inteso trasmettere un segnale di particolare attenzione alla disamina di tali fattispecie, circostanza che trova immediato riscontro nello specifico impegno assunto dai componenti del Comitato a vigilare sulla corretta impostazione di eventuali transazioni con controparti comunque riconducibili alla proprietà.

La Delibera Quadro stabilisce, infine, che alle riunioni del Comitato per il controllo interno e per la *corporate governance* possano partecipare i membri del Collegio Sindacale: in particolare, i componenti del Comitato hanno ritenuto di indirizzare al Presidente del Collegio Sindacale, prof. Gianluca Ponzellini, un invito permanente a presenziare alle sedute di lavoro.

**Articolo 11 – Rapporti con gli investitori istituzionali e con gli altri soci**

Con la Delibera Quadro la dott.sa Lorenza Scanferla, Direttore Controllo di Gruppo, è stata nominata responsabile delle relazioni con la generalità degli azionisti e, in particolare, con gli investitori istituzionali, fermo restando che, nell'ambito di tali relazioni, la comunicazione di documenti ed informazioni riguardanti la Società deve avvenire nel rispetto della procedura interna di cui al punto 6.

**Articolo 12 – Assemblee**

Con comportamenti di fatto, gli Amministratori incoraggeranno e faciliteranno la più ampia partecipazione possibile degli azionisti alle assemblee, in conformità al Regolamento Assembleare approvato dall'Assemblea ordinaria della Società del 18 aprile 2001. Tale documento intende disciplinare l'ordinato e funzionale svolgimento dell'assemblea ordinaria e straordinaria della Società e garantire a ciascun socio, tra l'altro, il diritto di prendere la parola sugli argomenti in discussione.

E' previsto che gli Amministratori partecipino costantemente alle assemblee sociali.

Con un comportamento di fatto, gli Amministratori durante le assemblee coglieranno l'occasione per comunicare agli azionisti informazioni sulla Società, nel rispetto della disciplina delle informazioni c.d. *price sensitive*.

In caso di variazioni significative del valore complessivo della capitalizzazione, della composizione della compagine sociale e del numero degli azionisti della Società, gli Amministratori, con un comportamento di fatto, valuteranno l'opportunità di proporre all'assemblea modifiche dell'atto costitutivo, al fine di garantire alle minoranze il corretto esercizio dei propri diritti.

**Articolo 13 – Sindaci**

La Società è controllata da un Collegio Sindacale, nominato in data 18 aprile 2001, composto da tre sindaci effettivi e da due supplenti, che rimarrà in carica per un triennio.

Lo Statuto, al fine di assicurare alla minoranza l'elezione di un sindaco effettivo e di un supplente, prevede, all'art. 14, che la nomina del Collegio Sindacale avvenga sulla base di liste presentate dagli azionisti, nelle quali i candidati siano elencati mediante un numero progressivo.

Hanno diritto di presentare le liste soltanto gli azionisti che, da soli o insieme ad altri, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 2% del capitale con diritto di voto nell'assemblea ordinaria.

Ogni azionista non può presentare più di una lista né può votare liste diverse. Ogni candidato può presentarsi in una sola lista a pena di ineleggibilità.

Non possono essere inseriti nelle liste candidati che ricoprano incarichi di sindaco in altre cinque società od enti i cui titoli siano ammessi alle negoziazioni in un mercato regolamentato iscritto nell'elenco previsto dagli artt. 63 e 67 del D.lgs. 58/1998, con esclusione dal computo delle società controllate dall'Emittente, o che non siano in possesso dei requisiti di onorabilità e professionalità stabiliti dalla normativa applicabile, anche regolamentare. A tal fine, il medesimo art. 14 dello Statuto da atto che materie e settori di attività strettamente inerenti a quelli dell'impresa sono quelli indicati nell'oggetto sociale, con particolare riferimento a società o enti operanti in campo industriale, commerciale, immobiliare, informatico, finanziario e dei servizi in genere.

I sindaci uscenti sono rieleggibili. Le liste presentate devono essere depositate presso la sede della Società almeno dieci giorni prima di quello fissato per l'assemblea in prima convocazione.

Unitamente a ciascuna lista, entro il termine sopra indicato, sono depositate le dichiarazioni con le quali i singoli candidati accettano la candidatura e attestano, sotto la propria responsabilità, l'inesistenza di cause di ineleggibilità e di incompatibilità, nonché la sussistenza dei requisiti prescritti dalla normativa vigente, anche regolamentare, e dallo Statuto per le rispettive cariche. Le liste per le quali non sono osservate le statuizioni di cui sopra sono considerate come non presentate.

All'elezione dei Sindaci si procede come segue:

- dalla lista che ha ottenuto in assemblea il maggior numero di voti sono tratti, in base all'ordine progressivo con il quale sono elencati nella stessa, due membri effettivi ed uno supplente;
- dalla lista che ha ottenuto il maggior numero di voti dopo la prima sono tratti, in base all'ordine progressivo con il quale sono elencati nella stessa, il restante membro effettivo e l'altro membro supplente;
- nel caso in cui più liste abbiano ottenuto il medesimo numero di voti, si procede ad una votazione di ballottaggio tra tali liste da parte di tutti i soci presenti in assemblea, risultando eletti i candidati della lista che ottenga la maggioranza semplice dei voti.

La presidenza del Collegio Sindacale spetta al Sindaco effettivo indicato come primo candidato della lista che ha ottenuto il maggior numero dei voti.

Nel caso vengano meno i requisiti normativamente e statutariamente richiesti, il Sindaco decade dalla carica. In caso di sostituzione di un Sindaco, subentra il supplente appartenente alla medesima lista di quello cessato. In caso di sostituzione del Presidente del Collegio Sindacale, la presidenza è assunta dall'altro membro effettivo tratto dalla lista cui apparteneva il Presidente cessato. Qualora invece non sia possibile procedere alla sostituzione secondo i criteri sopra elencati, l'assemblea chiamata a deliberare le suddette integrazioni procederà come segue:

- qualora si debba provvedere alla sostituzione dei Sindaci eletti nella lista di maggioranza, la nomina avviene con votazione a maggioranza relativa senza vincolo di lista;

- qualora, invece, occorra sostituire Sindaci designati dalla minoranza, l'assemblea li sostituisce con voto a maggioranza relativa, scegliendoli, ove possibile, fra i candidati indicati nella lista di cui faceva parte il Sindaco da sostituire.

Con un comportamento di fatto, i Sindaci della Società svolgono e svolgeranno i compiti loro assegnati dal codice civile, dalla normativa vigente, anche regolamentare, e dallo Statuto in piena autonomia ed indipendenza anche nei confronti degli azionisti che li hanno nominati.

I Sindaci sono già tenuti, in conformità alle disposizioni vigenti, a mantenere riservati i documenti e le informazioni acquisiti nello svolgimento dei loro compiti. Una volta adattata la Delibera Quadro, i sindaci si atterrano alla procedura interna adottata per la comunicazione all'esterno di tali dati ed informazioni.

* * *

Treviso, 29 maggio 2001

De'Longhi S.p.A.
Dott. Stefano Beraldo

DēLonghi

## Relazione annuale sulla *Corporate Governance*

De'Longhi S.p.A. ha recepito le disposizioni del Codice di Autodisclipina delle Società Quotate predisposto dall'apposito Comitato costituito presso Borsa Italiana S.p.A. con i seguenti atti:

1. approvazione, con delibera dell'Assemblea straordinaria del 18 aprile 2001, di un nuovo testo statutario;
2. nomina, con delibera dell'Assemblea ordinaria del 18 aprile 2001, di un nuovo Consiglio di Amministrazione;
3. approvazione, con delibera dell'Assemblea ordinaria del 18 aprile 2001, del Regolamento d'Assemblea;
4. Assunzione, da parte del Consiglio di Amministrazione tenutosi in data 18 aprile 2001, di una "Delibera Quadro";

nonché attraverso comportamenti di fatto.

In ottemperanza al nuovo testo dell'art. IA.2.12 delle Istruzioni al Regolamento di Borsa, si intende fornire di seguito una completa informativa sullo stato di attuazione del sistema di *corporate governance* e del Codice di Autodisciplina, evidenziando le eventuali variazioni verificatesi nel corso dell'esercizio 2001 fino alla data odierna.

### 1 – Il Consiglio di Amministrazione

#### 1.1 Composizione e ruolo

Il Consiglio di Amministrazione non ha variato la sua composizione rispetto alla delibera di nomina da parte dell'Assemblea ordinaria del 18 aprile 2001, pertanto rimane composto da quattro amministratori esecutivi e da tre amministratori non esecutivi, di cui due indipendenti, il prof. Giorgio Brunetti e il dr. Carlo Garavaglia.

Ad oggi il Consiglio è stato sempre correttamente convocato secondo le modalità previste dallo statuto e si è riunito sette volte, con cadenze inferiori al trimestre.

Non è stato istituito alcun Comitato Esecutivo e i poteri attribuiti al Presidente e all'Amministratore Delegato (e Direttore Generale) non hanno subito alcun cambiamento rispetto a quanto deliberato alla data della loro nomina.

Conformemente alla facoltà concessa dall'art. 10 dello Statuto, il Consiglio di Amministrazione ha nominato un Comitato per il Controllo Interno e per la *corporate governance* e un Comitato per la Remunerazione, entrambe con funzioni consultive.

Oltre alle attribuzioni non delegabili ai sensi di legge, il Consiglio di Amministrazione ha svolto le seguenti attività:

1. approvazione della relazione semestrale al 30 giugno 2001 avvenuta in data 12 settembre 2001 e della relazione trimestrale al 30 settembre 2001, con delibera del 12 novembre 2001;
2. definizione della procedura per la gestione ed approvazione degli investimenti;
3. ratifica di operazioni significative con parti correlate, dettagliatamente illustrate nel corso dei Consigli di Amministrazione.

In ottemperanza all'art. 10 dello Statuto, in sede di Consiglio di Amministrazione, il Presidente e l'Amministratore Delegato hanno tempestivamente riferito al Collegio Sindacale sull'attività svolta e sulle operazioni di maggior rilievo economico, finanziario e patrimoniale, effettuate dalla Società o dalle sue controllate.

L'esercizio delle funzioni del Presidente e dell'Amministratore Delegato si sono sempre svolte nell'ambito dei poteri loro conferiti in data 18 aprile 2001 e, in generale, tutti i Consiglieri si sono attenuti al rispetto del *memorandum* predisposto dai consulenti legali su indicazione della Società e degli Sponsor intitolato "Obblighi a carico delle società quotate – Adempimenti ed obblighi specifici a carico degli amministratori e dei sindaci – Sanzioni".

Inoltre, secondo quanto previsto dall'art. 1.4 del Codice di Autodisciplina, l'Amministratore Delegato ha tempestivamente informato gli altri amministratori sulle principali novità legislative e regolamentari che riguardano la Società e gli organi sociali, in occasione della riunione immediatamente successiva alla data in cui egli è venuto a conoscenza delle predette novità.

**1.2 Il Presidente del Consiglio di Amministrazione**

Il Consiglio di Amministrazione è sempre stato convocato dal Presidente, secondo le modalità previste dall'art. 13 dello Statuto e ai Consiglieri è sempre stata trasmessa, con ragionevole anticipo rispetto alla data della riunione, la documentazione e le

informazioni necessarie per permettere al Consiglio di Amministrazione di esprimersi con piena consapevolezza sulle materie sottoposte al suo esame ed approvazione.

### 1.3 Informazioni al Consiglio di Amministrazione

Il procedimento di trasmissione delle informazioni tra il Presidente, l'Amministratore Delegato e il Consiglio di Amministrazione e il Collegio Sindacale si è svolto in ottemperanza alla Delibera Quadro e all'art. 10 dello Statuto.

## 2 -Trattamento delle informazioni riservate

Con delibera del 12 settembre 2001, il Consiglio di Amministrazione, in base ad una proposta formulata dal Comitato per il Controllo Interno e per la *Corporate Governance* e su suggerimento dell'Investor Relator, ha approvato un regolamento per la diffusione delle informazioni riservate.

Tale regolamento prevede che la comunicazione all'esterno di documenti ed informazioni riguardanti la Società ed il gruppo, con particolare riferimento alle informazioni così dette "price sensitive" (idonee cioè ad influenzare sensibilmente il prezzo degli strumenti finanziari), sia regolata dalla seguente procedura interna:

1. i comunicati stampa attinenti alla cosiddetta informazione periodica (bilancio, relazione semestrale, relazione trimestrale, ecc.) e quelli relativi ad operazioni straordinarie (fusioni, acquisizioni, aumenti di capitali, ecc.) sono approvati dal Presidente;
2. negli altri casi, la gestione dell'informativa al pubblico è curata dal Presidente o dall'Amministratore Delegato, ai quali spetterà anche la valutazione sulla rilevanza dei fatti oggetto di "disclosure". Resta inteso che - fatti salvi i casi d'urgenza, quali ad esempio la necessità di rispondere prontamente ad eventuali richieste degli organi di vigilanza - l'Amministratore Delegato sarà tenuto a concordare preventivamente il contenuto di tale informativa con il Presidente;
3. la gestione dei rapporti con investitori istituzionali, analisti finanziari ed operatori del mercato è primariamente affidata all'Amministratore Delegato, che potrà avvalersi del supporto del responsabile dell'Investor Relation. Resta inteso che il

Presidente ha facoltà di affiancare l'Amministratore Delegato in tale attività ogniqualvolta lo ritenga opportuno;

4. gli Amministratori, i Sindaci, il responsabile dell'Investor Relation e tutti i dipendenti in genere sono tenuti a mantenere riservati i documenti e le informazioni "price sensitive" acquisite nello svolgimento dei loro compiti (se non già resi pubblici nelle prescritte forme) ed a rispettare la procedura dettata per la comunicazione all'esterno di tali documenti ed informazioni;
5. è fatto assoluto divieto a chiunque di rilasciare interviste ad organi di stampa o fare dichiarazioni in genere che contengano informazioni su fatti rilevanti, classificabili come "price sensitive" che non siano stati inseriti in comunicati stampa o documenti già diffusi al pubblico.

Per quanto riguarda gli obblighi di informativa societaria verso il pubblico, questa si è svolta nel rispetto degli obblighi imposti dalla normativa vigente di Borsa Italiana e Consob, attraverso l'emissione degli appositi comunicati stampa predisposti in occasione delle principali scadenze finanziarie periodiche, nonché di un comunicato *price sensitive* relativo ai dati di periodo 2001.

**3 - Comitato per la Remunerazione**

Il Comitato per la Remunerazione si è riunito tre volte dalla sua costituzione in data 18 aprile 2001 per la formulazione di proposte inerenti il piano di *stock option* e la remunerazione degli Amministratori che ricoprono particolari cariche.

**4 - Comitato per il Controllo Interno e per la Corporate Governance**

Il Comitato per il Controllo Interno e per la *Corporate Governance* ha svolto la sua funzione nel rispetto delle indicazioni della Delibera Quadro.

In particolare, il Comitato si è riunito in tre occasioni, adottando la prassi di far partecipare alle riunioni, oltre l'Amministratore Delegato, anche un rappresentante del Collegio Sindacale e il preposto al controllo interno, l'ing. Daniele Faccioni.

L'attività del Comitato è finora stata improntata sull'analisi e la mappatura dei sistemi interni di controllo sui quali poter implementare le funzioni proprie del controllo interno, in modo da poter ottenere un chiaro quadro della complessa situazione aziendale e di delineare apposite azioni di intervento, se necessarie.

Nel dettaglio, il Comitato ha preso in esame il sistema di deleghe interne delle principali società del Gruppo, il sistema di reporting di Gruppo, lo schema dei beni assicurati, la procedura per la gestione del rischio commerciale, la procedura per la gestione ed approvazione degli investimenti. Inoltre, in occasione dell'approvazione del bilancio al 31 dicembre 2001, il Comitato ha riferito al Consiglio di Amministrazione sull'attività svolta, sull'adeguatezza del sistema di controllo interno e sul periodico aggiornamento delle regole di corporate governance.

**5 – Rapporti con gli investitori istituzionali e con gli altri soci**

La dr.ssa Lorenza Scanferla, Direttore Controllo di Gruppo e Investor Relator, ha svolto le sue funzioni di responsabile delle relazioni con la generalità degli azionisti e, in particolare, con gli investitori finanziari, nel rispetto della procedura interna di cui al punto 6.

**6 - Sindaci**

La nomina dei componenti del Collegio Sindacale è avvenuta con delibera Assembleare del 18 aprile 2001 e la loro attività è stata svolta nel rispetto delle disposizioni del codice civile, della normativa vigente, anche regolamentare, dello Statuto e della Delibera Quadro.

# AVVISO INTEGRATIVO

*ai sensi dell'art. 9 comma 1 lett. a) delle Delibera Consob n. 11971/99 e successive modifiche ed integrazioni*

# OFFERTA PUBBLICA DI SOTTOSCRIZIONE DI UN MINIMO DI N. 9.600.000 AZIONI ORDINARIE DE' LONGHI S.P.A.

Ad integrazione della Sezione Terza, Capitolo XI, Paragrafo 11.8 del Prospetto Informativo depositato presso la CONSOB in data 5 luglio 2001 a seguito di comunicazione di nulla osta con nota n. 1052542 del 4 luglio 2001, si comunica che il Prezzo di Offerta delle Azioni (il "Prezzo di Offerta") è pari ad

## Euro 3,4 per Azione (equivalenti a Lire 6.583).

Il controvalore del Lotto Minimo di sottoscrizione ammonta quindi ad Euro 850 (pari a Lire 1.645.830).

Ai sensi dell'art. 13, comma 7° della Delibera Consob n. 11971/99 e successive modifiche ed integrazioni, in relazione all'Offerta Globale di 48.000.000 Azioni ordinarie De'Longhi S.p.A. (le "Azioni") si rende noto che, alla data del 18 luglio 2001, giorno di chiusura del Periodo di Offerta, sono complessivamente pervenute richieste per n. 40.657.158 Azioni da parte di n. 28.640 richiedenti così ripartite:

**A. Nell'ambito dell'Offerta Pubblica**

n. 11.055.000 Azioni da parte di 28.575 richiedenti appartenenti al Pubblico Indistinto.

**B. Nell'ambito del Collocamento Istituzionale**

- n. 13.779.242 Azioni da parte di n. 28 Investitori Professionali in Italia;
- n. 15.822.916 Azioni da parte di n. 37 Investitori Istituzionali all'estero.

La Società, d'intesa con i Coordinatori Globali, ha ritenuto di avvalersi della facoltà prevista nella Sezione Terza, Capitolo XI, Paragrafo 11.1 del Prospetto Informativo, determinando l'ammontare definitivo dell'Offerta Globale in n. 37.500.000 Azioni.

A modifica di quanto previsto nella Sezione Terza, capitolo XI, Paragrafo 11.17 del Prospetto Informativo, si comunica che, ai fini dell'attività di stabilizzazione, la Società ha concesso ai Coordinatori Globali un'opzione di acquisto per un massimo di n. 3.750.000 Azioni (pari al 10% dell'Offerta Globale), rivenienti dall'aumento di capitale deliberato in data 18 aprile 2001, da esercitarsi al Prezzo di Offerta entro 30 giorni dalla data di inizio delle negoziazioni. Tale opzione di acquisto sostituisce quella descritta nella Sezione Terza, Capitolo XI, Paragrafo 11.17 del Prospetto Informativo.

Le n. 37.500.000 Azioni oggetto dell'Offerta Globale e le n. 3.750.000 Azioni oggetto della Greenshoe sono state ripartite fra un totale di 28.638 assegnatari, così suddivisi:

**A. Nell'ambito dell'Offerta Pubblica**

n. 11.055.000 Azioni a n. 28.575 richiedenti appartenenti al Pubblico Indistinto.

**B. Nell'ambito del Collocamento Istituzionale**

- n. 12.149.100 Azioni a n. 26 Investitori Professionali in Italia;
- n. 14.295.900 Azioni a n. 37 Investitori Istituzionali all'estero.

Si comunica infine che, a modifica di quanto previsto nella Sezione Terza, Capitolo XI, Paragrafo 11.13 del Prospetto Informativo, la Data di Pagamento è prorogata al 24 luglio 2001. A modifica di quanto previsto nelle Informazioni di Sintesi sul profilo dell'operazione e di De'Longhi S.p.A., la data di avvio delle negoziazioni è prevista entro il 24 luglio 2001.

Treviso, 20 luglio 2001

UBM

Caretti&Associati

Merrill Lynch

De'Longhi S.p.A. - Sede sociale in Treviso, via L. Seitz n. 47
Cap. Soc. sottoscritto e interamente versato Euro 336.000.000
diviso in n. [illegible] azioni ordinarie del nominali Euro 3 ciascuna
iscritta al n. [illegible] del Registro delle Imprese di Treviso ed al n. [illegible]
del Repertorio Economico Amministrativo tenuto presso la C.C.I.A.A. di
Treviso C.F. [illegible] e P. IVA n. [illegible]

DēLonghi

# PROSPETTO INFORMATIVO

relativo all'Offerta Pubblica di Sottoscrizione e all'ammissione alla quotazione sul Mercato Telematico Azionario organizzato e gestito dalla Borsa Italiana S.p.A. delle azioni ordinarie di De'Longhi S.p.A.

UBM UniCredit Banca Mobiliare — Coordinatore dell'Offerta Globale<br>Responsabile del Collocamento per l'Offerta Pubblica e Sponsor

**Merrill Lynch International** — Coordinatore dell'Offerta Globale

**Caretti & Associati S.p.A.** — Advisor dell'Emittente

02 APR 30 AM 11:27

Offerente

DE'LONGHI S.p.A.

**Offerta Globale di massime n. 48.000.000 azioni ordinarie di De'Longhi S.p.A.**

L'Offerta Pubblica di Sottoscrizione è parte di un'Offerta Globale di massime n. 48.000.000 azioni ordinarie di De'Longhi S.p.A. L'Offerta Globale comprende un'Offerta Pubblica rivolta al pubblico indistinto in Italia di un minimo di n. 9.600.000 azioni ordinarie ed un Collocamento Istituzionale riservato agli Investitori Professionali in Italia e ad investitori istituzionali all'estero.

DēLonghi

Prospetto Informativo depositato presso la CONSOB in data 5 luglio 2001 a seguito di nulla osta comunicato con nota n. 1052542 del 4 luglio 2001. L'adempimento di pubblicazione del Prospetto Informativo non comporta alcun giudizio della CONSOB sull'opportunità dell'investimento proposto e sul merito dei dati e delle notizie allo stesso relativi.



# INDICE

SEZIONE SECONDA
INFORMAZIONI SUGLI STRUMENTI FINANZIARI OGGETTO DELL'OFFERTA PUBBLICA

SEZIONE TERZA
INFORMAZIONI RELATIVE ALLA SOLLECITAZIONE

## AVVERTENZE PER L'INVESTITORE

L'operazione presenta i rischi tipici di un investimento in titoli azionari.

Si invitano gli investitori a tenere in considerazione le seguenti informazioni, ai fini di un miglior apprezzamento dell'investimento.

### AVVERTENZE RELATIVE ALL'EMITTENTE

### *1. Attività svolte all'estero*

Una parte significativa dei ricavi Consolidati *Pro-Forma* Combinati del Gruppo (circa il 71%) è generata da vendite in paesi esteri, e prevalentemente negli Stati Uniti d'America, in Gran Bretagna, in Giappone e nel resto del mondo (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.1.c e Sezione Prima, Capitolo I, Paragrafo 1.2.2). Il **Gruppo** (per tale intendendosi De'Longhi S.p.A. e le società dalla medesima controllate), inoltre, ha delocalizzato o decentrato una parte dei propri processi produttivi presso impianti di proprietà o produttori terzi situati prevalentemente in Cina.

Significativi mutamenti del quadro macroeconomico, politico, fiscale o legislativo nei paesi sovramenzionati potrebbero avere un impatto negativo sui risultati e sull'operatività del Gruppo.

### *2. Responsabili chiave*

I risultati del Gruppo dipendono in misura significativa dal contributo di figure che rivestono ruoli chiave, quali il Presidente Giuseppe De'Longhi, l'Amministratore Delegato Stefano Beraldo, il Direttore Commerciale e *Marketing* Fabio De'Longhi ed altri membri del *senior management* (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.6.1). L'esperienza e la preparazione di tali figure, nonché la loro approfondita conoscenza del Gruppo e dei mercati in cui esso opera, potrebbero renderli difficilmente sostituibili ove venisse meno il loro apporto professionale.

### *3. Acquisizione del Gruppo Kenwood*

Nei primi mesi del 2001 De'Longhi S.p.A. (la "**Società**" o l'"**Emittente**"), attraverso una controllata, ha acquistato, a seguito di un'offerta pubblica di acquisto, il 100% di Kenwood Appliances plc, società inglese a capo di un gruppo attivo nel settore dei prodotti per la preparazione dei cibi, per la pulizia della casa e lo stiro (il "**Gruppo Kenwood**"). L'operazione, annunciata il 16 febbraio 2001, si è chiusa il 24 maggio 2001, data di conclusione della procedura avente ad oggetto l'acquisto delle azioni non apportate all'offerta pubblica di acquisto. Ad esito di tale procedura, l'Emittente detiene l'intero capitale di Kenwood Appliances plc. Per ulteriori dettagli *cfr.* Sezione Prima, Capitolo I, Paragrafo 1.1.d e Paragrafo 1.2.1.c e Sezione Seconda, Capitolo VIII, Paragrafo 8.2.

Kenwood Appliances plc ha avviato nel 1997 un piano di riorganizzazione, attualmente in fase di ultimazione, che ha comportato la razionalizzazione della linee di produzione, il decentramento produttivo in paesi a basso costo di manodopera, la riduzione dell'indebitamento e la diminuzione delle esigenze di capitale circolante (*cfr.* Sezione Prima,

Capitolo I, Paragrafo 1.2.1.c). Tale piano ha comportato oneri di ristrutturazione di carattere straordinario che hanno portato ad un risultato d'esercizio negativo di Lire 16.894 milioni, Lire 49.358 milioni e Lire 18.508 milioni (a fronte di un EBITDA di Lire 45.237 milioni, Lire 37.863 milioni e Lire 38.776 milioni) rispettivamente negli esercizi riportati al 31 dicembre 1998, 1999 e 2000 (*cfr.* Sezione Prima, Capitolo IV *bis*).

Il *management* ritiene che con l'esercizio 2000 il processo di ristrutturazione sia sostanzialmente completato, anche a seguito del trasferimento della pressoché totalità delle attività produttive in Cina, e non preveda ulteriori significativi oneri di carattere straordinario (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.1.c). Ritiene inoltre che il suddetto piano consentirà al Gruppo Kenwood di migliorare sensibilmente la propria redditività. Non vi sono, tuttavia, garanzie che i risultati previsti dal *management* saranno raggiunti con certezza nei tempi e nella misura pianificata.

Si segnala inoltre che il recente acquisto di Kenwood Appliances plc, avvenuto attraverso un'offerta pubblica d'acquisto e quindi senza garanzie da parte dei venditori (*cfr.* Sezione Seconda, Capitolo VIII, Paragrafo 8.2), benché supportato da una *due diligence* condotta dai consulenti della Società, potrebbe comportare passività potenziali non note alla data del presente Prospetto Informativo.

### *4. Integrazione del Gruppo Kenwood*

Il *management* ritiene che la recente acquisizione di Kenwood Appliances plc rappresenti per il Gruppo un'importante opportunità di crescita e di sviluppo grazie alle possibili economie nei costi ed alla complementarietà delle rispettive gamme di prodotto, delle organizzazioni commerciali e delle strutture produttive. Tali elementi, a giudizio del *management*, consentiranno, ove opportunamente sfruttati, la realizzazione di significative sinergie (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.18).

Tuttavia il conseguimento di una compiuta integrazione delle due realtà potrebbe presentare inaspettate difficoltà, richiedere tempi superiori a quelli ragionevolmente stimabili alla data del presente Prospetto Informativo o produrre benefici inferiori alle aspettative. Ove tali circostanze si verificassero, il Gruppo potrebbe non riuscire a realizzare, nei tempi e con le modalità attualmente previste dal *management*, le pianificate sinergie.

### *5. Rapporti con parti correlate*

Il Gruppo ha intrattenuto, ed in qualche caso intrattiene tuttora, rapporti di natura economica con società facenti capo all'azionista di controllo: per una descrizione delle transazioni avvenute, tra le quali le recenti acquisizioni di De'Longhi Divisione Cucine S.p.A., DL Radiators S.p.A., Climaveneta S.p.A., Ergoklima S.p.A. e Micromax S.p.A. si veda la Sezione Prima, Capitolo I, Paragrafo 1.2.17.

I proventi netti dell'Offerta Globale verranno destinati in parte a saldo di quanto ancora dovuto in relazione alle suddette acquisizioni (Lire 158.304 milioni) ed in parte al rafforzamento della struttura finanziaria e patrimoniale del Gruppo (*cfr.* Sezione Terza, Capitolo XI, Paragrafo 11.20), peraltro influenzata dai pagamenti già effettuati a favore delle società venditrici, tutte facenti capo all'azionista di controllo (pari a Lire 380.585 milioni) sempre in relazione alle acquisizioni menzionate al precedente paragrafo.

Nella determinazione del prezzo di acquisto delle acquisizioni sopra citate, il *management* si è avvalso di valutazioni esterne commissionate a terzi indipendenti. Inoltre, per quanto riguarda i rapporti di natura economica ancora in essere, peraltro di scarsa rilevanza, la Società ritiene che i medesimi siano intrattenuti a condizioni di mercato.

## 6. *Responsabilità del produttore*

L'attività del Gruppo comporta l'assunzione delle responsabilità tipiche del produttore per i danni derivanti da prodotti difettosi e per la prestazione della garanzia di buon funzionamento. Una parte rilevante delle vendite del Gruppo ha luogo negli Stati Uniti d'America, paese in cui il regime della responsabilità per danni a cose o persone arrecati da prodotti difettosi è particolarmente rigoroso (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.13). Il Gruppo, oltre ad applicare severi *standard* di controllo della qualità dei propri prodotti, dispone di coperture assicurative inerenti la responsabilità da prodotto e la copertura dei costi connessi ad eventuali campagne di richiamo che il *management* ritiene adeguate (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.6.2.a) ai rischi tipici dell'attività svolta. Ciò nondimeno non è possibile escludere che alcuni prodotti del Gruppo presentino difetti di fabbricazione o che le coperture assicurative possano rivelarsi inadeguate in talune circostanze. L'instaurarsi di contenziosi di entità significativa in materia di responsabilità del produttore, ovvero il riscontro di difetti in prodotti del Gruppo, potrebbero arrecare un danno al Gruppo con conseguenze negative per la gestione e lo sviluppo delle sue attività.

## 7. *Andamento dei tassi di cambio e dei tassi di interesse*

Benché il Gruppo, per effetto della diversificazione geografica nei mercati nei quali commercializza i propri prodotti ed acquista le materie prime, realizzi un sostanziale equilibrio della propria bilancia valutaria, ad eccezione della Sterlina e dello Yen, e ponga in essere attività di copertura in relazione alle situazioni di maggiore esposizione, non è possibile escludere che repentine fluttuazioni nei tassi di cambio possano avere ripercussioni sulla gestione e sullo sviluppo delle sue attività.

L'esposizione debitoria del Gruppo è prevalentemente a tasso variabile. Di conseguenza, in alcuni casi, il Gruppo pone in essere attività di copertura al fine di limitare il rischio connesso alle fluttuazioni dei tassi di interesse. Non è tuttavia possibile escludere che repentine fluttuazioni dei tassi di interesse possano avere conseguenze negative sulla redditività del Gruppo (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.10).

## 8. *Brevetti per invenzione, modelli di utilità e modelli ornamentali*

L'affermazione dei prodotti del Gruppo dipende in misura significativa dalla messa a punto di soluzioni innovative per tecnologia e *design*. Il Gruppo persegue una politica di tutela della propria attività di ricerca e sviluppo mediante deposito dei brevetti per invenzione, modelli di utilità e modelli ornamentali nelle principali giurisdizioni in cui opera (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.15). Tuttavia, non vi è certezza che il Gruppo sia in grado di ottenere in tutte le giurisdizioni un'efficace tutela dei propri diritti di privativa. Inoltre, sebbene il *management* non ritenga che i prodotti del Gruppo violino diritti di privativa di terzi, non è possibile escludere che terzi asseriscano con successo, anche in via giudiziaria, la sussistenza di tali violazioni (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.6.4).

## 9. *Marchi*

L'affermazione del Gruppo dipende anche dalla notorietà conseguita dai principali marchi proprietari che il Gruppo ha provveduto a depositare nei paesi di maggior interesse (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.15). Sebbene il *management* ritenga che l'attività posta in essere dal Gruppo a tutela dei propri marchi offra un soddisfacente grado di protezione, non è possibile escludere che terzi asseriscano con successo, anche in via giudiziaria, diritti in grado di limitare l'utilizzo da parte del Gruppo dei propri marchi.

Per quanto riguarda il marchio Kenwood, si segnala che in data 1° dicembre 1986 Kenwood Appliances plc ha sottoscritto con Kabushiki Kaisha Kenwood – società giapponese, terza rispetto all'Emittente, che produce e commercializza con il marchio Kenwood (sostanzialmente identico a quello utilizzato dalla società britannica) apparecchi per la ricezione, registrazione, trasmissione o riproduzione di suoni – un accordo di coesistenza della durata di 21 anni, a seguito del quale sono stati definiti i rispettivi ambiti di utilizzo del marchio su base sia merceologica sia territoriale (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.15). Sebbene i rapporti con Kabushiki Kaisha Kenwood non abbiano, alla data del presente Prospetto Informativo, presentato elementi di conflittualità, non è possibile escludere che in futuro si sviluppino contestazioni circa l'uso del marchio Kenwood e che tali eventuali controversie producano effetti negativi sull'attività del Gruppo.

### *10. Recenti operazioni sul capitale*

Al fine di rafforzare la struttura patrimoniale della Società, l'Assemblea Straordinaria del 18 aprile 2001 ha deliberato un aumento di capitale di Lire 250.587 milioni al valore nominale, offerto in opzione ai soci (*cfr.* Sezione Prima, Capitolo VI, Paragrafo 6.11). Tale aumento è stato interamente sottoscritto e liberato dagli azionisti della Società.

### *11. Dichiarazioni di preminenza*

Il presente Prospetto Informativo contiene dichiarazioni di preminenza e stime sul posizionamento competitivo del Gruppo e sulle caratteristiche del mercato di appartenenza formulate dal *management* sulla base di fonti ufficiali, di un apposito studio commissionato a Boston Consulting Group, della specifica conoscenza del settore di appartenenza e della propria esperienza (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.1 e Paragrafo 1.2.7).

### *12. Non contendibilità della Società*

Anche ipotizzando il pieno successo dell'Offerta Globale ed il completo esercizio della c.d. *Greenshoe* (*cfr.* Sezione Terza, Capitolo XI, Paragrafo 11.17), la maggioranza assoluta del capitale sociale continuerà ad essere posseduta, per via diretta e indiretta, da Giuseppe De'Longhi, il quale continuerà ad esercitare sull'Emittente un controllo di diritto ex art. 93, D.Lgs. 24 febbraio 1998, n. 58 e determinare, come in passato, le decisioni relative all'attività sociale dell'Emittente, approvare deliberazioni nell'assemblea e nominare il Consiglio di Amministrazione (*cfr.* Sezione Prima, Capitolo III, Paragrafo 3.3).

## AVVERTENZE RELATIVE AL MERCATO IN CUI OPERA IL GRUPPO

### *13. Pressione competitiva*

Benché il Gruppo sia presente principalmente nei segmenti di prodotti di fascia alta, in quelli di fascia media, caratterizzati da un minore contenuto di tecnologia e *design*, subisce una pressione competitiva da parte di quei concorrenti, ubicati soprattutto nell'area asiatica, che possono beneficiare di un minor costo della mano d'opera. Il *management* confida che il Gruppo sia in grado di affrontare efficacemente tale pressione grazie, da un lato, alla capacità di progettare e realizzare prodotti innovativi per tecnologia e *design* che si collochino nelle fasce di prezzo superiori e, dall'altro, a programmi di delocalizzazione delle lavorazioni a minore valenza distintiva o tecnologica in paesi emergenti (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.18). Ciò nondimeno i concorrenti potrebbero rivelarsi in grado di sviluppare nel tempo prodotti dalle prestazioni comparabili a quelle del Gruppo, aumentando così la sua esposizione alla dinamica concorrenziale.

### 14. *Rischi connessi ad un andamento climatico anomalo*

Una parte sostanziale dei ricavi del Gruppo è generata dalla vendita di prodotti mobili per il riscaldamento e per la climatizzazione e trattamento dell'aria (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.2). I volumi di vendita in tali settori sono legati all'andamento climatico nelle stagioni estive ed invernali. Sebbene il *management* ritenga che la diversificazione geografica e di prodotto del Gruppo consenta di contenere la rilevanza di tale rischio, nondimeno significative anomalie climatiche nei paesi di maggiore interesse potrebbero produrre effetti negativi sulle attività e sui risultati del Gruppo.

### 15. *Rischi connessi all'evoluzione del quadro normativo*

Il Gruppo è soggetto, nelle varie giurisdizioni in cui opera, alle disposizioni di legge ed alle norme tecniche, nazionali ed internazionali, applicabili alle tipologie di prodotti commercializzati. Rivestono particolare rilievo le norme in materia di sicurezza e consumo energetico degli apparecchi elettrici per uso domestico, degli impianti di climatizzazione e le normative sui contratti con i consumatori, sui prodotti difettosi, sul periodo minimo di garanzia, sulla riciclabilità e sulla compatibilità ambientale (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.13). Sebbene il *management* ritenga che l'organizzazione e la produzione del Gruppo siano conformi alle normative vigenti ed il Gruppo abbia dimostrato nel tempo la capacità di anticipare le evoluzioni normative in fase di progettazione di nuovi prodotti, l'emanazione di normative particolarmente restrittive potrebbe comportare costi di adeguamento delle strutture produttive e/o delle linee di prodotto.

### 16. *Andamento del prezzo delle materie prime*

I costi di produzione del Gruppo, al pari di quelli degli altri operatori del settore, sono influenzati dall'andamento dei prezzi delle principali materie prime, prevalentemente lamiera di acciaio e plastica (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.11). Una limitata incidenza sul costo del prodotto finito delle singole materie prime e l'andamento differenziato dei loro prezzi d'acquisto hanno consentito al Gruppo di contenere l'impatto sui costi - anche a fronte di forti incrementi del prezzo di acquisto di alcune tra le principali materie prime - e, conseguentemente, sui margini di contribuzione, con modesti aumenti del prezzo di vendita alla clientela. Tuttavia non è da escludere che un incremento anomalo o particolarmente protratto nel tempo dei costi delle principali materie prime impiegate dal Gruppo possa avere un impatto sui margini del Gruppo.

## AVVERTENZE RELATIVE ALL'OFFERTA GLOBALE

### 17. *Capitalizzazione societaria, moltiplicatori di prezzo e stima del ricavato netto dell'aumento di capitale nell'ambito dell'Offerta Globale*

La capitalizzazione societaria determinata sulla base del Prezzo Massimo ed i moltiplicatori di prezzo (*EV*/fatturato, *EV/EBITDA*, *price/earning*, *price/cash flow* e *price/book value*), nonché la stima del ricavato netto dell'Offerta Globale con riferimento al medesimo prezzo, saranno resi noti entro il giorno antecedente l'Offerta Pubblica, con l'avviso integrativo con cui sarà pubblicato il Prezzo Massimo (*cfr.* Sezione Terza, Capitolo XI, Paragrafo 11.8).

# INFORMAZIONI DI SINTESI SUL PROFILO DELL'OPERAZIONE E DI DE'LONGHI S.p.A.

## SINTESI DEI DATI RELATIVI ALL'OFFERTA GLOBALE

La Borsa Italiana S.p.A. ("**Borsa Italiana**"), con provvedimento n. 1783 del 2 luglio 2001, ha disposto l'ammissione alla quotazione sul Mercato Telematico Azionario delle azioni ordinarie di De'Longhi S.p.A. (la "**Società**", "**De'Longhi**" o anche l'"**Emittente**") ai sensi dell'articolo 2.4.2 del Regolamento dei Mercati organizzati e gestiti dalla Borsa Italiana S.p.A., deliberato dall'Assemblea della Borsa Italiana in data 26 aprile 2001 ed approvato dalla CONSOB con delibera n. 13160 del 5 giugno 2001 (il "**Regolamento di Borsa**").

De'Longhi ha conferito, ai sensi dell'art. 2.3.1 del Regolamento di Borsa, l'incarico di Sponsor ad UniCredit Banca Mobiliare S.p.A. (lo "**Sponsor**").

Lo Sponsor ha assunto nei confronti di Borsa Italiana l'impegno di comunicare il consuntivo dei risultati dell'Offerta Globale entro il giorno di borsa aperta successivo alla data fissata per la chiusura della medesima.

La Società ha assunto nei confronti di Borsa Italiana l'impegno di mettere a disposizione le Azioni, come di seguito definite, agli aventi diritto, entro la data fissata per il relativo pagamento, non oltre il quinto giorno di borsa aperta successivo a quello di chiusura dell'Offerta Pubblica, in forma dematerializzata presso la Monte Titoli S.p.A.

L'inizio delle negoziazioni sarà disposto dalla Borsa Italiana, ai sensi dell'articolo 2.4.3, comma 6°, del Regolamento di Borsa, previa verifica della sufficiente diffusione delle azioni ordinarie De'Longhi realizzata a seguito dell'Offerta Globale.

L'operazione consiste in un'offerta di sottoscrizione (l'"**Offerta Globale**") di massime n. 48.000.000 azioni ordinarie della Società, del valore nominale di Euro 3 cadauna, aventi godimento 1 gennaio 2001 (le "**Azioni**"), rappresentanti il 30,0% del capitale sociale dell'Emittente, quale risulterà in caso di integrale sottoscrizione delle Azioni di nuova emissione poste al servizio dell'Offerta Globale. Tali Azioni rivengono da un aumento di capitale da Euro 336.000.000 a massimi Euro 501.492.540 mediante emissione di massime n. 55.164.180 Azioni, ai sensi dell'art. 2441, comma 5°, del codice civile, deliberato dall'Assemblea Straordinaria della Società in data 18 aprile 2001, ad un prezzo per azione non inferiore ad Euro 3,40, di cui Euro 0,40 a titolo di sovrapprezzo.

L'Offerta Globale, coordinata e diretta da Merrill Lynch International ed UniCredit Banca Mobiliare S.p.A. (di seguito, congiuntamente, i "**Coordinatori Globali**") è così suddivisa:

(a) un'offerta pubblica di sottoscrizione indirizzata al pubblico indistinto in Italia di un minimo di n. 9.600.000 Azioni (l'"**Offerta Pubblica**"), pari ad almeno il 20% dell'Offerta Globale, con esclusione degli investitori professionali, di cui all'art. 30, comma 2°, del D.Lgs. 24 febbraio 1998, n. 58 ("**D.Lgs. 58/1998**" o "**Testo Unico Finanza**") e all'art. 31, comma 2°, del regolamento approvato con deliberazione CONSOB del 1° luglio 1998 n. 11522 e successive modifiche (gli "**Investitori Professionali**"), i quali potranno aderire al collocamento di cui al successivo punto (b), fatta eccezione per le persone fisiche di cui all'art. 31, comma 2°, del suddetto regolamento, per le società di gestione del risparmio autorizzate alla prestazione del servizio di gestione su base individuale di portafogli di investimento per conto terzi e

per le società fiduciarie che prestano servizi di gestione di portafogli di investimento, anche mediante intestazione fiduciaria, di cui all'art. 60, comma 4°, del D.Lgs. 23 luglio 1996, n. 415, che potranno aderire esclusivamente all'Offerta Pubblica; e

(b) un contestuale collocamento privato riservato ad Investitori Professionali in Italia e ad investitori istituzionali all'estero, ivi inclusi gli Stati Uniti d'America secondo quanto disposto dalla *Rule* 144A dell'"*United States Securities Act of 1933*" e con l'esclusione di Canada e Giappone (il "**Collocamento Istituzionale**").

A Merrill Lynch International ("**Merrill Lynch**") e ad UniCredit Banca Mobiliare S.p.A. ("**UBM**") è stata concessa da De'Longhi Soparfi S.A. un'opzione detta "***Greenshoe***", per l'acquisto, al Prezzo di Offerta, di un massimo di ulteriori n. 5.000.000 Azioni, pari al 10,42% dell'ammontare complessivo dell'Offerta Globale da destinare al Collocamento Istituzionale. Tale opzione potrà essere esercitata entro 30 giorni dalla data di inizio delle negoziazioni delle Azioni sul Mercato Telematico Azionario. Si veda Sezione Terza, Capitolo XI, Paragrafo 11.17.

Il Consiglio di Amministrazione della Società, o i Consiglieri all'uopo delegati, d'intesa con i Coordinatori Globali, determineranno, secondo le modalità previste dal Capitolo XI, Paragrafo 11.8, entro il giorno precedente l'inizio dell'Offerta Pubblica, il prezzo massimo di collocamento delle Azioni (il "**Prezzo Massimo**"). Il Prezzo Massimo, ed il relativo controvalore massimo del Lotto Minimo (come definito nella Sezione Terza, Capitolo XI, Paragrafo 11.9) saranno comunicati al pubblico, entro il giorno antecedente l'inizio del Periodo dell'Offerta (come definita alla Sezione Terza, Capitolo XI, Paragrafo 11.7) mediante apposito avviso integrativo sul quotidiano Il Sole 24 Ore e contestualmente comunicati alla CONSOB. I moltiplicatori di prezzo e la stima del ricavato dell'Offerta Globale riferiti al Prezzo Massimo, nonché la capitalizzazione dell'Emittente determinata sulla base del medesimo prezzo saranno comunicati al pubblico con l'avviso con cui sarà pubblicato il Prezzo Massimo.

Il prezzo definitivo unitario delle Azioni (il "**Prezzo di Offerta**"), unico per l'Offerta Pubblica e per il Collocamento Istituzionale, sarà determinato dal Consiglio di Amministrazione della Società, o dai Consiglieri all'uopo delegati, d'intesa con i Coordinatori Globali, secondo le modalità previste nella Sezione Terza, Capitolo XI, Paragrafo 11.8.

Il Prezzo di Offerta sarà reso noto al pubblico mediante apposito avviso integrativo che verrà pubblicato sul quotidiano Il Sole 24 Ore, entro due giorni lavorativi dal termine del Periodo di Offerta e contestualmente comunicato alla CONSOB.

Le Azioni oggetto dell'Offerta Pubblica saranno collocate per il tramite di un consorzio di collocamento e garanzia (il "**Consorzio per l'Offerta Pubblica**") coordinato e diretto da UBM (la "**Banca Capofila**") a cui aderiscono ulteriori banche e società di intermediazione mobiliare (i "**Collocatori**"), il cui elenco verrà comunicato con apposito avviso pubblicato su il Sole 24 Ore almeno 5 giorni prima dell'inizio del periodo di adesione e, precisamente, con l'avviso di avvenuta pubblicazione del Prospetto Informativo. UBM ha altresì assunto il ruolo di responsabile del collocamento (il "**Responsabile del Collocamento**"). Si veda Sezione Terza, Capitolo X, Paragrafo 10.1.

Il Collocamento Istituzionale sarà promosso da un consorzio di banche ed istituzioni finanziarie (il "**Consorzio per il Collocamento Istituzionale**") diretto e coordinato da Merrill Lynch ed UBM e sarà effettuato sulla base di un documento di offerta (c.d. *offering circular*), contenente dati ed informazioni sostanzialmente equivalenti a quelli forniti dal presente Prospetto Informativo.

L'Offerta Pubblica prenderà avvio alle ore 9.00 del 12 luglio 2001 e terminerà il 18 luglio 2001, salvo richiesta di proroga.

Ciascun Collocatore provvederà a dare comunicazione ai richiedenti dei quantitativi loro assegnati tempestivamente dopo l'avvenuta comunicazione dell'eventuale riparto delle Azioni da parte di UBM.

Il pagamento integrale del Prezzo di Offerta delle Azioni assegnate dovrà essere effettuato il 23 luglio 2001, presso il Collocatore che ha ricevuto la relativa domanda di adesione, senza aggravio di commissioni o spese a carico del richiedente.

La tabella che segue riporta il calendario delle principali attività previste dall'Offerta Globale.

| | |
|---|---|
| Avviso deposito Prospetto Informativo ed elenco dei Collocatori | Entro il 5 luglio |
| Comunicazione del Prezzo Massimo | Entro l'11 luglio |
| Inizio del periodo di adesione all'Offerta Pubblica | 12 luglio |
| Termine del periodo di adesione all'Offerta Pubblica (*) | 18 luglio |
| Comunicazione del Prezzo di Offerta | 20 luglio |
| Comunicazione dell'assegnazione (**) | 20 luglio |
| Data di pagamento dell'Offerta Pubblica | 23 luglio |
| Previsione di inizio delle negoziazioni | Entro il 23 luglio |

(*) Salvo proroga, *cfr.* Sezione Terza, Capitolo XI, Paragrafo 11.7.

(**) A partire da tale data gli aderenti all'Offerta Pubblica possono rivolgersi ai Collocatori per informarsi circa l'avvenuta assegnazione delle Azioni.

La tabella che segue illustra i dati essenziali dell'Offerta Globale.

| | |
|---|---|
| Numero di Azioni oggetto dell'Offerta Globale | 48.000.000 |
| Ammontare del capitale sociale dell'Emittente successivamente all'Offerta Globale (Euro) | 480.000.000 |
| Percentuale del capitale sociale dell'Emittente rappresentata dalle Azioni dell'Offerta Globale | 30,0% |
| Numero totale Azioni *post* Offerta Globale | 160.000.000 |
| Numero massimo azioni oggetto della *Greenshoe* | 5.000.000 |
| Percentuale del capitale sociale rappresentata dalle Azioni oggetto della *Greenshoe* | 3,13% |
| Percentuale del capitale sociale oggetto dell'Offerta Globale in caso di integrale esercizio della *Greenshoe* | 33,13% |

Anche ipotizzando il pieno successo dell'Offerta Globale ed il completo esercizio della *Greenshoe*, Giuseppe De'Longhi, Presidente della Società, continuerà ad esercitare sull'Emittente un controllo di diritto ex art. 2359 cod. civ. ed art. 93 del D.Lgs. 24 febbraio 1998, n. 58, detenendo per via diretta ed indiretta una percentuale superiore al 56,84% del capitale sociale (*cfr.* Sezione Prima, Capitolo III, Paragrafo 3.3).

La Società intende destinare i proventi netti dell'Offerta Globale, in parte residuale al finanziamento delle recenti acquisizioni commentate e descritte nella Sezione I, Capitolo 1.2.17.b.1 e nella Sezione Seconda, Capitolo VIII, Paragrafo 8.2, e in parte prevalente al rafforzamento della struttura finanziaria e patrimoniale. Tale rafforzamento consentirà al Gruppo di supportare nel modo più adeguato il processo di crescita interna e, soprattutto, di valutare le migliori opportunità di crescita per linee esterne che si dovessero presentare, in particolare nei settori del condizionamento e trattamento dell'aria. Questo senza compromettere le attuali condizioni favorevoli di accesso a mezzi di terzi praticate al Gruppo dal sistema creditizio (*cfr.* Sezione Prima, Capitolo I, Paragrafo 1.2.18 e Sezione Terza, Capitolo XI, Paragrafo 11.20).

**Dati finanziari selezionati e indicatori finanziari relativi alla Società**

### *1. Dati finanziari selezionati*

I dati finanziari selezionati di seguito riportati derivano dai bilanci consolidati *Pro-Forma* combinati per gli esercizi chiusi al 31 dicembre 1998, 1999 e 2000 (i "**Bilanci Consolidati *Pro-Forma* Combinati**"). Per una descrizione dei procedimenti utilizzati per la redazione dei Bilanci Consolidati *Pro-Forma* Combinati, vedi Sezione Prima, Capitolo IV *bis*.

I Bilanci Consolidati *Pro-Forma* Combinati sono stati predisposti ai fini di quanto richiesto dall'art. 2.2.1 del Regolamento di Borsa per rappresentare in modo retroattivo, già dal 1° gennaio 1998, l'attuale configurazione e caratteristiche del Gruppo e dunque rappresentare, ai soli fini informativi, gli effetti, sui bilanci consolidati, di alcune operazioni societarie – e più precisamente l'acquisto di De'Longhi Divisione Cucine S.p.A., DL Radiators S.p.A., Climaveneta S.p.A., Ergoklima S.p.A., Micromax S.p.A. e l'acquisto del gruppo che fa capo a Kenwood Appliances plc (il "**Gruppo Kenwood**") – come se fossero state realizzate all'inizio di tale periodo, in modo da consentire un'analisi comparativa sulla base di dati omogenei della situazione patrimoniale, economica e finanziaria del Gruppo nei periodi di riferimento. Si segnala, inoltre, che il presente Prospetto Informativo contiene altresì dati derivanti dai bilanci consolidati *pro-forma* per gli esercizi chiusi al 31 dicembre 1998, 1999, 2000 relativi al **Gruppo De'Longhi**, per tale intendendosi la Società e le sue controllate alla data del 31 dicembre 2000. Per una descrizione dei procedimenti utilizzati per la redazione di tali bilanci *pro-forma* (i "**Bilanci Consolidati *Pro-Forma***"), vedi Sezione Prima, Capitolo IV.

## Dati finanziari selezionati derivanti dai Bilanci Consolidati *Pro-Forma* Combinati

| | 31 dicembre 1998 | | 31 dicembre 1999 | | 31 dicembre 2000 | |
|---|---|---|---|---|---|---|
| | Milioni di Lire | Migliaia di Euro | Milioni di Lire | Migliaia di Euro | Milioni di Lire | Migliaia di Euro |
| Ricavi netti (1) | 1.746.106 | 901.788 | 1.818.704 | 939.282 | 2.072.181 | 1.070.192 |
| Risultato operativo lordo (2) | 208.832 | 107.853 | 263.957 | 136.322 | 293.411 | 151.534 |
| Risultato operativo netto | 44.387 | 22.924 | 107.499 | 55.519 | 137.407 | 70.965 |
| Risultato della gestione ordinaria (3) | (52.375) | (27.050) | 56.153 | 29.001 | 76.872 | 39.701 |
| Risultato netto | (66.532) | (34.361) | (13.701) | (7.076) | 17.841 | 9.214 |
| *Cash flow* (4) | n.d. | n.d. | 132.893 | 68.633 | 145.818 | 75.309 |
| Capitale sociale | 550.587 | 284.354 | 650.587 | 336.000 | 650.587 | 336.000 |
| Patrimonio netto del Gruppo | 623.246 | 321.880 | 736.179 | 380.205 | 725.519 | 374.699 |
| Capitale circolante netto (attivo circolante - passivo circolante) | 688.820 | 355.746 | 651.026 | 336.227 | 779.286 | 402.468 |
| Capitale fisso | 1.474.154 | 761.337 | 1.367.749 | 706.383 | 1.256.274 | 648.811 |
| Totale attivo | 2.779.113 | 1.435.293 | 2.769.282 | 1.430.214 | 2.800.185 | 1.446.174 |
| Investimenti (6) | 93.734 | 48.409 | 56.880 | 29.376 | 70.643 | 36.484 |
| Posizione/(esposizione) finanziaria netta | 1.476.153 | 762.369 | 1.226.765 | 633.571 | 1.209.735 | 624.775 |
| Numero di azioni (alla data del Prospetto Informativo) | 112.000.000 | 112.000.000 | 112.000.000 | 112.000.000 | 112.000.000 | 112.000.000 |

| | Valori in | | Valori in | | Valori in | |
|---|---|---|---|---|---|---|
| | Lire | Euro | Lire | Euro | Lire | Euro |
| Dividendi *Pro-Forma* distribuiti per azione (5) | – | – | – | – | – | – |
| Risultato operativo netto per azione | 396 | 0,205 | 960 | 0,496 | 1.227 | 0,634 |
| Risultato della gestione ordinaria per azione | (468) | (0,242) | 501 | 0,259 | 686 | 0,354 |
| Risultato netto per azione | (594) | (0,307) | (122) | (0,063) | 159 | 0,082 |
| *Cash flow* per azione | n.d. | n.d. | 1.187 | 0,613 | 1.302 | 0,672 |
| Patrimonio netto per azione | 5.565 | 2,874 | 6.573 | 3,395 | 6.478 | 3,346 |

n.d.: dato non disponibile.

(1) Per ricavi netti si intende il totale dei ricavi.

(2) Per risultato operativo lordo si intende il margine operativo lordo, dato dal valore aggiunto meno il costo del lavoro.

(3) Per risultato della gestione ordinaria si intende il risultato operativo, dedotti gli oneri finanziari e sommati i proventi da partecipazioni e titoli.

(4) Per cash flow si intende la somma di (i) il risultato netto, (ii) gli ammortamenti e (iii) gli accantonamenti (al netto degli utilizzi), esclusi gli accantonamenti e gli utilizzi ai fondi compresi nel capitale circolante netto.

(5) L'Emittente non ha distribuito dividendi negli esercizi chiusi al 31 dicembre 1998, 1999 e 2000.

(6) Si tratta di investimenti al lordo dei disinvestimenti effettuati nel periodo (*cfr.* Capitolo I, Paragrafo 1.6.2).

## 2. *Indicatori finanziari*

Con l'ausilio delle analisi e delle valutazioni effettuate dai Coordinatori Globali, al fine esclusivo di consentire la raccolta di manifestazioni di interesse da parte degli Investitori Professionali in Italia e di investitori istituzionali all'estero (c.d. *bookbuilding*) nell'ambito del Collocamento Istituzionale, è stata individuata una valorizzazione del capitale economico della Società che si riflette in un intervallo compreso tra un minimo di 448 milioni di Euro ed un massimo di 728 milioni di Euro, pari ad un minimo di 4,0 Euro per azione (il "**Valore Indicativo Minimo**") ed un massimo di 6,5 Euro per azione (il "**Valore Indicativo Massimo**"). Tali valori per azione sono stati calcolati utilizzando il numero di azioni pre-esistenti rispetto all'Offerta Globale. In ogni caso, tale valorizzazione del capitale economico non costituisce un intervallo di prezzo in quanto il Prezzo Massimo ed il Prezzo di Offerta potranno essere determinati anche al di fuori del predetto intervallo di valorizzazione.

Si riportano qui di seguito alcuni moltiplicatori relativi alla Società rapportati al Valore Indicativo Minimo e al Valore Indicativo Massimo.

Si evidenzia che i moltiplicatori riportati in tabella si riferiscono a dati economico finanziari tratti dal Bilancio Consolidato *Pro-Forma* Combinato, relativo all'esercizio chiuso al 31 dicembre 2000.

| | **Valore Indicativo Minimo Euro 4,0 per azione** | **Valore Indicativo Massimo Euro 6,5 per azione** |
|---|---|---|
| EV (1)/fatturato | 1,0x | 1,2x |
| EV/EBITDA (2) | 7,3x | 9,2x |
| P/BV (3) | 1,2x | 1,9x |
| P/E (4) | 48,6x | 79,0x |
| P/E (4) (ex Kenwood) | 20,9x | 33,9x |
| P/CF (5) | 5,0x | 8,1x |

(1) EV = *Enterprise Value*, ovvero valore del capitale economico della Società al lordo dell'indebitamento finanziario netto.

(2) EBITDA = margine operativo lordo, al netto di accantonamenti e svalutazioni.

(3) BV = patrimonio netto per azione.

(4) E = utile per azione.

(5) CF = utile netto più ammortamenti e accantonamenti per azione.

Alla determinazione del suddetto intervallo indicativo di valorizzazione si è pervenuti considerando i risultati conseguiti dalla Società nei passati esercizi, le prospettive di sviluppo dell'esercizio in corso e di quelli successivi, tenendo conto delle condizioni di mercato ed applicando alcune delle metodologie di valutazione più comunemente riconosciute dalla dottrina e dalla pratica professionale in Italia ed a livello internazionale, quali principalmente il criterio dei multipli di mercato, basato sui confronti di mercato di società comparabili, ed il criterio dei flussi di cassa attualizzati (generalmente noto come *Discounted Cash Flow Valuation*), nonché le risultanze dell'attività di *pre-marketing* effettuata presso un ristretto numero di investitori istituzionali di elevato *standing* professionale.

Alla luce del particolare insieme di attività svolte dal Gruppo, sono state individuate le seguenti società comparabili in base al settore di attività, ai tassi di crescita aziendale, ai margini reddituali, alla *leadership* in segmenti di mercato, alla capacità di innovazione dei prodotti ed alla valenza strategica del marchio. Al riguardo, si precisa che tale campione è stato preso a riferimento nel rapporto di valutazione presentato dagli Sponsor alla Borsa Italiana per l'applicazione del criterio dei multipli di mercato.

| **Società** | **Mercato di quotazione** | **EV/Fatturato** | **EV/EBITDA** | **P/BV** | **P/E** | **P/CF** |
|---|---|---|---|---|---|---|
| Electrolux | Svezia | 0,6x | 6,2x | 2,1x | 12,6x | 6,8x |
| Munters | Svezia | 1,4x | 10,7x | 5,2x | 22,7x | 14,5x |
| Saeco | Italia | 3,3x | 13,2x | 3,7x | 43,0x | 20,9x |

Elaborazione su dati Bloomberg e bilanci societari.

La determinazione dell'intervallo di valorizzazione del capitale economico in riferimento alle società comparabili è stata effettuata attraverso l'analisi delle principali grandezze operative e finanziarie, considerando, in particolare, l'EBITDA e in via secondaria il fatturato, il risultato operativo e l'utile netto. Tale approccio è coerente con la prassi valutativa del settore di riferimento.

Si evidenzia peraltro che i moltiplicatori riportati nella tabella precedente sono stati calcolati sulla base dei prezzi di borsa registrati nel periodo 30 marzo 2001-28 giugno 2001.

Si evidenzia altresì che tali moltiplicatori sono riferiti a dati economici e patrimoniali storici, mentre l'analisi svolta ai fini della determinazione dell'intervallo indicativo di valorizzazione del capitale economico della Società si è avvalsa anche dell'utilizzo di indicatori prospettici. Le società ritenute comparabili condividono con l'Emittente la posizione di *leadership* nei rispettivi mercati di riferimento, notorietà dei marchi, capacità di innovazione dei prodotti nonché tassi di crescita del fatturato e redditività tra le più elevate dei loro settori.

La tabella che segue indica il numero dei dipendenti del Gruppo, dividendoli per l'Italia e per l'estero, quale risultante dai Bilanci Consolidati *Pro-Forma* Combinati al 31 dicembre 1998, 1999 e 2000.

| N. dipendenti | 31 dicembre 1998 | 31 dicembre 1999 | 31 dicembre 2000 |
|---|---|---|---|
| **Italia** | | | |
| Gruppo De'Longhi | 3.194 | 3.321 | 3.536 |
| Gruppo Kenwood | 161 | 137 | 140 |
| **Totale Italia** | **3.355** | **3.458** | **3.676** |
| **Estero** | | | |
| Gruppo De'Longhi | 273 | 290 | 324 |
| Gruppo Kenwood | 1.867 | 1.701 | 1.189 |
| **Totale Estero** | **2.140** | **1.991** | **1.513** |
| **Totale** | **5.495** | **5.449** | **5.189** |

Al 31 maggio 2001 l'esposizione finanziaria netta del Gruppo ammontava a Lire 1.136 miliardi.

Pagina volutamente lasciata in bianco

## SEZIONE PRIMA

## INFORMAZIONI RELATIVE A DE'LONGHI S.p.A.

Pagina volutamente lasciata in bianco

# I. INFORMAZIONI CONCERNENTI L'ATTIVITÀ DI DE'LONGHI S.p.A.

## Premessa

De'Longhi S.p.A. è la *holding* operativa di un gruppo composto da 48 società (di seguito, il "**Gruppo**") che opera in posizione di *leadership* in segmenti di mercato accomunati dal concetto di benessere nell'ambito dei prodotti per il riscaldamento, il condizionamento e trattamento dell'aria, la cottura e preparazione dei cibi e la pulizia della casa e lo stiro. Il Gruppo vanta, in particolare, una *leadership* mondiale (1) nei segmenti del riscaldamento e del condizionamento portatili, ed italiana (2) nella totalità dei segmenti in cui opera.

La posizione competitiva del Gruppo si è di recente rafforzata con l'acquisizione del Gruppo Kenwood, *leader* di mercato in Gran Bretagna (3) e specialista internazionale nel settore dei prodotti per la preparazione dei cibi, altresì attivo nel settore dei sistemi per la pulizia e lo stiro tramite la controllata italiana Ariete S.p.A.

La seguente tabella illustra l'andamento dei ricavi Consolidati *Pro-Forma* Combinati, con separata indicazione dei ricavi *Pro-Forma* del Gruppo De'Longhi e del Gruppo Kenwood, nel triennio 1998, 1999, 2000:

| | 1998 | 1999 | 2000 | Variazione 1998-1999 | Variazione 1999-2000 |
|---|---|---|---|---|---|
| | (Milioni di Lire) | (Milioni di Lire) | (Milioni di Lire) | % | % |
| **Ricavi del Gruppo** | | | | | |
| – De'Longhi | 1.290.698 | 1.393.820 | 1.584.492 | 8,0 | 13,7 |
| – Kenwood | 455.408 | 424.884 | 487.689 | –6,7 | 14,8 |
| **Totale** | **1.746.106** | **1.818.704** | **2.072.181** | **4,2** | **13,9** |

La seguente tabella illustra l'andamento dell'EBITDA Consolidato *Pro-Forma* Combinato, con separata indicazione dell'EBITDA *Pro-Forma* del Gruppo De'Longhi e del Gruppo Kenwood, nel triennio 1998, 1999, 2000:

| | 1998 | 1999 | 2000 | Variazione 1998-1999 | Variazione 1999-2000 |
|---|---|---|---|---|---|
| | (Milioni di Lire) | (Milioni di Lire) | (Milioni di Lire) | % | % |
| **EBITDA (1) del Gruppo** | | | | | |
| – De'Longhi | 131.881 | 207.925 | 236.829 | 57,7 | 13,9 |
| – Kenwood | 45.237 | 37.863 | 38.776 | –16,3 | 2,4 |
| **Totale** | **177.118** | **245.788** | **275.605** | **38,8** | **12,1** |

(1) Per EBITDA si intende il margine operativo lordo, al netto di accantonamenti e svalutazioni.

---

(1) Elaborazioni del *management* su fonti: AC Nielsen, *AC Nielsen Durable Retail Index*, A.T. Settembre 2000 ("AC Nielsen"); Gesellschaft für Konsumforschung, "*Panel Beni Durevoli*", anno mobile terminante a marzo 1999, luglio 1999, settembre 1999, ottobre 1999, marzo 2000, luglio 2000, settembre 2000, ottobre 2000 ("Gesellschaft für Konsumforschung"); *Homeworld, Market Facts*, rivista di settore per il *trade*, Gennaio 1999 e Gennaio 2000 ("Homeword, Market Facts"), RIC Research Corp., *Year Data Book* 1999 e 2000 ("RIC"); GIFAM, associazione di categoria, ricerca pubblicata a fine ottobre 2000 ("GIFAM"); *Appliance Magazine*, periodico mensile di settore, settembre e ottobre 2000 ("Appliance Magazine"), BSRIA "*Worlwide Market Intelligence – Air Conditioning Europe*" Report 12598/5, marzo 1998 e "*Worlwide Market Intelligence – Air Conditioning Far East and Oceania*" *draft report* 12598/3, ottobre 1997 ("BSRIA").

(2) AC Nielsen.

(3) Gesellschaft für Konsumforschung.

A giudizio del *management*, la capacità di affermazione del Gruppo è basata sui fattori di seguito descritti.

- *Propensione all'innovazione* – Il Gruppo ha maturato una forte capacità di cogliere e di soddisfare nuovi bisogni dei consumatori, nei segmenti in cui opera, proponendo al mercato prodotti innovativi per tecnologia e *design*. In taluni casi il Gruppo, anticipando e stimolando bisogni latenti della clientela, ha promosso la nascita di nuovi segmenti di mercato, come nel caso del lancio del primo termoradiatore ad olio o del condizionatore portatile "Pinguino". Alla forte spinta innovativa del Gruppo sono legati gli investimenti nella ricerca e sviluppo di soluzioni tecnologiche finalizzate a generare nuove funzionalità ed efficienza dei prodotti con particolare attenzione all'impatto ambientale. Il Gruppo pone, inoltre, particolare cura nella progettazione dei prodotti sotto il profilo del *design*, talvolta innovativo ed esteticamente accattivante, ma sempre strettamente connesso alla funzionalità del prodotto ed alla sua ergonomia.

- *Capacità di affermare prodotti di riferimento in ciascun segmento di mercato e di capitalizzare il loro successo* – L'affermazione del Gruppo come specialista nei segmenti in cui opera si basa sia sulla capacità di creare prodotti di riferimento per qualità intrinseche, sia sul costante supporto dell'attività di comunicazione cui è affidato l'obiettivo di condurre il prodotto, ove possibile, alla *leadership* nei settori di appartenenza. Il Gruppo ritiene che la circostanza che oltre il 48% dei ricavi Consolidati *Pro-Forma* Combinati sia realizzato con 11 famiglie di prodotto in posizione di *leader* nazionale, europeo o mondiale rappresenti un importante punto di forza. Il posizionamento di tali prodotti viene adeguatamente supportato da campagne pubblicitarie e promozionali (nelle quali il solo Gruppo De'Longhi ha investito circa Lire 60,5 miliardi, Lire 69,3 miliardi e Lire 75,9 miliardi, rispettivamente nel 1998, 1999 e 2000) mirate a far percepire ai consumatori le caratteristiche distintive dei prodotti del Gruppo. Il successo e la notorietà dei prodotti di punta costituiscono, inoltre, un efficace elemento di promozione delle vendite dell'intera gamma sviluppata dal Gruppo nei medesimi segmenti ed in segmenti complementari e contigui, circostanza che consente al Gruppo di realizzare sinergie industriali, distributive e di marchio.

- *Valore strategico dei marchi* – Il Gruppo dispone di diversi marchi (tra cui De'Longhi, Kenwood, SIMAC, Vetrella, Ariete, La Supercalor, Ariagel, Radel, Elba, Superclima e Climaveneta), ciascuno dotato di una connotazione distintiva in termini di percezione di mercato e di posizionamento di prezzo, grazie ai quali è in grado di presidiare diversi segmenti di prodotto e fasce di prezzo.

- *Vocazione industriale* – Il Gruppo vanta una forte vocazione industriale ed un solido *know-how* produttivo. Esso dispone di 15 stabilimenti, prevalentemente concentrati nel nord-est d'Italia, che, grazie ad avanzate soluzioni tecnologiche e di processo, assicurano un'elevata produttività ed un efficace controllo della qualità. Uno dei tre stabilimenti recentemente acquisiti con il Gruppo Kenwood, ubicato in Cina, è in particolare in grado, grazie alla possibilità di ampliamento delle infrastrutture, di assicurare al Gruppo una significativa opportunità per la copertura di fabbisogno produttivo con costi della manodopera particolarmente contenuti. Il Gruppo, inoltre, svolge internamente quelle prime lavorazioni (quali stampaggio della lamiera ed iniezione della plastica) critiche al fine di concepire e realizzare prodotti distintivi per qualità tecnologiche e *design*. La presenza di lavorazioni comuni per la realizzazione di diverse linee di prodotto consente, inoltre, una gestione flessibile delle linee di produzione in relazione alle variazioni della domanda.

- *Articolazione della struttura commerciale ed espansione nei mercati internazionali* – I prodotti del Gruppo sono distribuiti attraverso un'articolata e capillare struttura commerciale, opportunamente differenziata in funzione dei marchi, dei diversi cana-

li di vendita e talvolta delle diverse linee di attività. Il *management* ritiene di aver costituito nel tempo una struttura commerciale e distributiva in grado, per estensione ed articolazione, di sopportare volumi di vendita significativamente superiori agli attuali con marginali incrementi dei costi fissi. In Italia, il Gruppo si avvale, oltre che della forza di vendita diretta dedicata alle relazioni commerciali più significative, di un'estesa rete di agenzie a presidio del territorio, nonché di strutture commerciali specifiche per taluni canali. All'estero, il Gruppo vanta una consistente presenza diretta tramite società controllate in Austria, Benelux, Canada, Francia, Giappone, Germania, Gran Bretagna, Hong Kong, Malesia, Polonia, Singapore, Stati Uniti d'America e Sud Africa, e tramite uffici di rappresentanza in Cina, Russia ed Ucraina. In altri paesi, tra i quali rivestono una particolare importanza Grecia, Spagna, Nuova Zelanda ed Australia, distributori locali sono dedicati in via pressoché esclusiva a promuovere e commercializzare i prodotti del Gruppo.

La solidità del modello di *business*, la qualità dell'offerta ed il consistente *network* di distribuzione sono gli elementi che, a giudizio del *management*, consentono al Gruppo una forte espansione nei mercati internazionali. In particolare, il Gruppo De'Longhi (come definito nelle *Informazioni di sintesi sul profilo dell'operazione e di De'Longhi S.p.A.*, Paragrafo *Dati finanziari selezionati*) ha realizzato all'estero negli anni 1998, 1999 e 2000 il 63,9%, il 62,8% ed il 66,9% (con un incremento rispettivamente del 6,2% tra il 1998 ed il 1999 e del 21,1% tra il 1999 ed il 2000) dei propri ricavi Consolidati *Pro-Forma* rispettivamente negli esercizi 1998, 1999 e 2000. Tali dati passano rispettivamente al 69,0%, al 67,7% ed al 71,3% (con un incremento rispettivamente del 2,2% tra il 1998 ed il 1999 e del 19,9% tra il 1999 ed il 2000) ove si considerino anche i ricavi del Gruppo Kenwood. Le vendite sono state realizzate in oltre 50 paesi, con particolare incidenza, fra quelli esteri, di Gran Bretagna, Giappone e Stati Uniti d'America.

- *Capacità di integrazione delle realtà acquisite* – Il Gruppo De'Longhi ha perseguito una strategia di espansione basata sia sulla crescita organica, sia sulle acquisizioni complementari e strategiche. Nell'integrazione delle società acquisite, la politica del Gruppo De'Longhi ha sempre mirato a salvaguardare le specificità delle produzioni, delle strutture commerciali e dei marchi, pur cogliendo (con diverse modalità in funzione delle specifiche acquisizioni) le sinergie realizzabili dall'accentramento di alcune funzioni (quali gli acquisti e la logistica) e dalla condivisione del *know-how* tecnologico. Ne sono un esempio, tra le altre, l'integrazione di realtà quali Climaveneta S.p.A. (*leader* italiano (4) nel settore delle medio-grandi unità termofrigorifere), Simac-Vetrella S.p.A. (nota per la linea di prodotti a marchio SIMAC) ed Ariagel S.p.A. (attiva nel settore dei medi sistemi di condizionamento).

- *Acquisizione del Gruppo Kenwood e potenziali sinergie* – Il *management* ritiene che la recente acquisizione del Gruppo Kenwood rappresenti un passo significativo nel processo di crescita in atto. I rilevanti elementi di complementarietà tra i due gruppi sotto il profilo delle linee di prodotto e dell'articolazione geografica della struttura distributiva, la notorietà internazionale del marchio Kenwood, la qualità dei suoi prodotti, la specifica esperienza in materia di decentramento e terziarizzazione dei pro cessi produttivi costituiscono il presupposto per un rafforzamento nel posizionamento competitivo del Gruppo. Il *management* ritiene di possedere le necessarie competenze per procedere all'integrazione del Gruppo Kenwood con rapidità ed efficienza, realizzando importanti sinergie commerciali, negli acquisti, nella produzione, nella distribuzione e nella logistica, valorizzando al tempo stesso le migliori risorse esistenti nel gruppo britannico.

(4) Elaborazioni del *management* su fonti BSRIA e A.N.I.M.A., *Indagine statistica sul mercato dei componenti per impianti di condizionamento dell'aria*, raffronto tra i risultati del 1999 e 2000, 9 aprile 2001 ("A.N.I.M.A.").

Il *management* si propone di consolidare e massimizzare il ritorno per gli azionisti e di raggiungere livelli di profittabilità crescenti nel tempo. Tale obiettivo verrà perseguito attraverso azioni tese, da un lato, ad incrementare le quote di mercato in quei settori e paesi in cui il Gruppo non detiene ancora posizioni di preminenza e, dall'altro, a consolidare e rafforzare la propria presenza nei segmenti in cui è *leader* anche grazie all'introduzione di prodotti innovativi coi quali aprire nuove prospettive di mercato. In particolare, il Gruppo si prefigge di: (i) confermare il proprio ruolo di multispecialista con obiettivi di *leadership* di segmento o di prodotto; (ii) perseguire una crescita globale facendo leva sul *network* di filiali; (iii) focalizzare la missione dei marchi massimizzandone la visibilità, per garantire al cliente una differenziazione tra i prodotti del Gruppo ed assicurare un efficace presidio delle diverse fasce di prezzo; (iv) prestare attenzione ai canali distributivi con politiche di prodotto e di prezzo dedicate e coerenti con l'immagine dei marchi; (v) porre continua attenzione allo sviluppo del distintivo *know-how* tecnologico ed industriale, sfruttando al meglio i vantaggi competitivi derivanti dal controllo diretto dei processi industriali più complessi e qualificanti; (vi) prestare costante attenzione alla tempestività della pianificazione, alla gestione del circolante ed all'integrazione ed efficienza dei sistemi informativi; e (vii) valutare ulteriori opportunità di crescita.

## 1.1 STORIA ED EVOLUZIONE DELLA SOCIETÀ

L'attività della famiglia De'Longhi, iniziata nel 1902 nell'ambito della produzione artigianale di stufe a legna, comincia a strutturarsi a livello imprenditoriale a partire dagli anni cinquanta, quando l'originario laboratorio viene trasformato in una piccola fabbrica per la realizzazione di componenti di prodotti per il riscaldamento.

Il nome De'Longhi conosce il primo momento di autonoma notorietà negli anni '70, quando Giuseppe De'Longhi, alla data del Prospetto Informativo Presidente ed azionista di controllo della Società, commercializza il primo prodotto finito dell'azienda: il radiatore elettrico mobile ad olio, all'epoca realizzato da terzi.

### *1.1.a Anni settanta*

Nel 1975 viene avviata la produzione in proprio del radiatore elettrico mobile ad olio, sulla scorta del successo con il quale il prodotto (che coglieva un nuovo bisogno connesso alla crisi petrolifera) era stato accolto sul mercato. Negli stessi anni viene promossa un'intensa attività di ricerca e di sviluppo, elemento che caratterizzerà tutta la produzione futura.

### *1.1.b Anni ottanta*

Nel 1980 viene depositato il marchio "De'Longhi" ed inizia il processo di espansione internazionale con l'introduzione nel mercato statunitense del termoradiatore elettrico ad olio; il successo riscontrato dal prodotto consente al Gruppo di diventare *leader* mondiale (5) nel mercato del riscaldamento mobile. Nel 1982 comincia, altresì, la distribuzione dei prodotti in Giappone.

Negli anni seguenti, al fine di ridurre i rischi connessi alla stagionalità tipica di prodotti destinati al riscaldamento, vengono sfruttate le competenze tecnologiche maturate in tale settore, nonché numerosi brevetti depositati, per differenziare la produzione. In que-

(5) Elaborazioni del *management* su fonti AC Nielsen e Market Facts.

st'ottica, nel periodo compreso tra il 1985 ed il 1987, vengono progettati e realizzati sistemi per il condizionamento e trattamento dell'aria, nonché prodotti per la cottura e la preparazione dei cibi. Le nuove produzioni permettono, inoltre, di ottimizzare lo sfruttamento della capacità produttiva nell'arco dell'intero anno.

Tra tali prodotti si segnalano per il successo ottenuto: (i) lo "Sfornatutto", premiato negli Stati Uniti d'America, già nell'anno di lancio (1986), come miglior forno per caratteristiche tecniche; (ii) il "Pinguino", un innovativo condizionatore portatile, che consente al Gruppo di raggiungere una posizione di *leadership* (6) nei sistemi di condizionamento mobile, sia in Italia nel 1996, sia all'estero nel 1998; e (iii) la "Friggimeglio", prima friggitrice a cestello rotante.

Nello stesso periodo viene avviata la strategia di comunicazione, tuttora utilizzata dal Gruppo, volta a conferire ai prodotti denominazioni descrittive dei bisogni soddisfatti (tra cui "Sfornatutto", "Friggimeglio", "Tasciugo" e "Caldobagno") e finalizzata a determinare nei consumatori un'immediata associazione tra il beneficio ottenuto ed i prodotti De'Longhi.

Tra il 1986 ed il 1989 il processo di diversificazione viene accompagnato dal potenziamento della struttura produttiva. Vengono infatti acquisite: (i) Elba S.p.A., società produttrice di cucine; (ii) Ariagel S.p.A., società attiva nell'ambito del condizionamento; e (iii) Radel S.p.A. (7), società attiva nel settore del riscaldamento centralizzato e con competenze specifiche nel campo dello stampaggio e della saldatura delle lamiere (elementi particolarmente utili anche al fine di un ulteriore perfezionamento della gamma dei termoradiatori elettrici ad olio).

Il Gruppo prosegue la propria espansione internazionale con il primo canale distributivo diretto: De'Longhi Ltd, costituita nel 1986 in Gran Bretagna.

Il 22 gennaio 1987 la De'Longhi S.p.A. e la Radel S.p.A. (8) vengono incorporate nella Finadel S.p.A., società finanziaria appositamente costituita, che, in pari data, viene ridenominata De'Longhi S.p.A.

Nel 1988 viene acquisita la De'Longhi America Inc. al fine di supportare la distribuzione dei prodotti del Gruppo negli Stati Uniti d'America. Nel medesimo anno viene avviata la produzione di forni a microonde, incrementando così la presenza del Gruppo nel segmento della cottura e preparazione dei cibi.

Nel 1989 vengono acquisite Vetrella S.p.A., società specializzata nell'ambito dei prodotti per la pulizia della casa, ed Effeplast S.r.l., società con competenze specifiche nello stampaggio della plastica. In tale anno viene costituita la De'Longhi Nederland B.V. per la commercializzazione dei prodotti De'Longhi nei Paesi Bassi.

### *1.1.c Anni novanta*

Proseguono anche in questi anni il rafforzamento della struttura produttiva (nel 1990 viene avviato lo stabilimento di Mignagola) e l'espansione internazionale: nel 1990 viene costituita De'Longhi France S.a.r.l., società dedicata alla commercializzazione dei prodotti De'Longhi in Francia.

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(6) Elaborazioni del *management* su fonti AC Nielsen e Gesellschaft für Konsumforschung.

(7) Radel S.p.A., società diversa dalla Radel S.p.A attualmente inclusa nel perimetro di consolidamento, sarà incorporata, come di seguito specificato, in Finadel S.p.A. nel 1987.

(8) Vedi precedente nota 7.

Grazie all'intensa attività di ricerca e sviluppo, nel 1992 viene ideato il primo deumidificatore e, nel 1994, realizzato il primo condizionatore ecologico a gas naturale, conferma della particolare attenzione del Gruppo alle problematiche ambientali.

Nel 1995, allo scopo di potenziare ulteriormente l'ampiezza dell'offerta, viene iniziata la produzione di macchine da caffè e viene acquisita Micromax - Simac S.r.l. (ora Micromax S.p.A.), società specializzata nella fabbricazione di sistemi stiranti e prodotti per la preparazione dei cibi.

La politica di internazionalizzazione del Gruppo continua con la costituzione di filiali distributive dirette in Giappone, Germania e Canada (1995) e l'apertura di uffici di rappresentanza a Mosca, Shangai e Kiev (tra il 1995 ed il 1999).

Il 22 giugno 1995 De'Longhi Finanziaria S.A., società costituita il 29 dicembre 1992 e controllata da Giuseppe De'Longhi, viene ridenominata De'Longhi Finanziaria S.p.A., con contestuale trasferimento della sede sociale dal Lussemburgo a Milano. Il 7 dicembre 1995, De'Longhi Finanziaria S.p.A. incorpora De'Longhi S.p.A. ed altre società (tutte controllate da Giuseppe De'Longhi), trasferisce la propria sede a Treviso ed assume la denominazione sociale di De'Longhi S.p.A., l'attuale Società (*cfr.* Sezione Seconda, Capitolo VI, Paragrafo 6.3).

Il 24 giugno 1997 vengono scissi dalla Società due rami d'azienda mediante la costituzione di due nuove società: Divisione Radiatori S.p.A. (cui viene trasferita l'intera partecipazione in Radel S.p.A.) e De'Longhi Divisione Cucine S.p.A. (cui viene trasferita l'intera partecipazione in Elba S.p.A.).

### *1.1.d Il duemila*

Il 28 febbraio 2000 la Società acquista da soggetti terzi il 91,66% di Sile Corpi Scaldanti S.r.l., società con competenze complementari rispetto a quelle del Gruppo nel settore del riscaldamento.

Nel 2000 il Gruppo pone altresì in essere una serie di operazioni societarie finalizzate a razionalizzarne la struttura. Pertanto, al fine di includere nel perimetro di consolidamento anche quelle attività che, pur connesse al *core business*, erano detenute da società esterne, controllate da Giuseppe De'Longhi, la Società, attraverso la controllata De'Longhi Pinguino S.A. (9), acquista Climaveneta S.p.A. (controllata al 90%), Micromax S.p.A., DL Radiators S.p.A., De'Longhi Divisione Cucine S.p.A. ed Ergoklima S.p.A. (*cfr.* Paragrafo 1.2.17). L'acquisto di tali società consente al Gruppo di trarre vantaggi dalle sinergie e dalle complementarietà dei rispettivi posizionamenti.

Vengono invece cedute società attive in settori non strategici rispetto a quelli in cui opera il Gruppo. In particolare, sempre nel corso del 2000, l'Emittente, ed altre società del Gruppo, cedono a società esterne, controllate da Giuseppe De'Longhi, De'Longhi Radiators S.r.l. (posseduta al 100% e da non confondere con la predetta DL Radiators S.p.A.), Nauta S.r.l. (posseduta al 60%), Immobiliare Findomestic S.r.l. (posseduta al 100%) e l'intero capitale di I.S.C. - Industria Scambiatori di Calore S.p.A. (*cfr.* Paragrafo 1.2.17).

Il 24 maggio 2001 viene completata la procedura di offerta pubblica che porta all'acquisizione dell'intero capitale sociale di Kenwood Appliances plc, società *leader* in Gran Bretagna nei prodotti per la preparazione e la cottura dei cibi (*cfr.* Paragrafo 1.2.1.c).

---

(9) De'Longhi Pinguino S.A. è una società costituita da De'Longhi S.p.A. il 26 giugno 1987 sotto la ragione sociale di Nif Investments S.A. e ridenominata De'Longhi Pinguino S.A. il 27 marzo 2000.

Alla data del presente Prospetto Informativo la struttura societaria del Gruppo si presenta come segue:


De'Longhi S.p.A.
100%
De'Longhi Pinguino S.A.
80%
Ariagel S.p.A.
99,99%
De'Longhi Divisione Cucine S.p.A.
100%
Simac Vetrella S.p.A.
95%
La Supercalor S.p.A.
51%
E-Services S.r.l.
90%
Climaveneta S.p.A.
100%
Elba S.p.A.
100%
Micromax S.p.A.
91,66%
Sile Corpi Scaldanti S.r.l.
100%
De'Longhi Japan Corp
100%
De'Longhi Ltd
70%
30%
Ergoklima S.p.A.
100%
Kenwood Appliances Plc
99,917%
DL Radiators S.p.A.
100%
De'Longhi Deutschland GmbH
100%
De'Longhi America Inc.
70%
Climaveneta Deutschland GmbH
96%
4%
Climré S.A.
100%
De'Longhi France S.a.r.l.
98%
Radel S.p.A.
100%
De'Longhi Nederland BV
100%
De'Longhi Clima Polska Sp.Zo.o.
100%
De'Longhi Canada Inc.
100%
VES Heitztechnik Vertrieb GmbH
100%
Kenwood Marks Ltd
100%
Kenwood Appliances (Hong Kong) Ltd (non attiva)
100%
Kenwood Ltd
100%
Kenwood International Ltd
100%
Precision Reinforced Fibres Ltd (non attiva)
100%
Precision Engineering Co. (Reading) Ltd (non attiva)
100%
Kenwood Trustees Ltd (non attiva)
100%
Tricom Industrial Company Limited
100%
Kenwood Appliances (Singapore) Ltd
Ariete S.p.A.
100%
Waymaster Ltd (non attiva)
Kenwood Appliances Australia Pty Ltd (non attiva)
100%
Kenwood Appliances (Malaysia) Ltd
Kenwood Manufacturing GmbH
Kenwood Denmark A/S (in liquidazione)
Kenwood appliances Ireland Ltd (non attiva)
Kenwood Holdings S.A.
Kenwood Elektrogeräte GmbH
Kenwood appliances Ltd (in liquidazione)
100%
Kenwood France S.A.
Kenwood Polska Sp.Zo.o. (in liquidazione)
Kenwood Home Appliances Pty Ltd
Kenwood Appliances Inc. (non attiva)

## 1.2 Descrizione dell'attività

### 1.2.1 I prodotti e le attività di De'Longhi S.p.A. e delle società del Gruppo

Il Gruppo progetta, realizza e commercializza diverse famiglie di prodotti, accomunate dal concetto di benessere, che si distinguono per funzionalità, qualità, *design* ed innovazione. Il Gruppo ha saputo sviluppare prodotti di successo, ai quali ha poi affiancato una gamma di ampiezza e profondità tali da fargli acquisire il ruolo di specialista in ciascuno dei segmenti in cui opera.

Tali segmenti – tra loro contigui, circostanza che consente al Gruppo di realizzare significative sinergie produttive, commerciali e di *marketing* – possono essere ricompresi nelle seguenti principali categorie:

- prodotti per il riscaldamento;
- sistemi per il condizionamento e trattamento dell'aria;
- prodotti per la cottura e preparazione dei cibi;
- prodotti per la pulizia della casa e lo stiro.

Una parte marginale dei ricavi Consolidati *Pro-Forma* Combinati deriva dalla vendita di accessori, materie prime, ricambi e servizi.

La tabella che segue indica l'andamento dei ricavi Consolidati *Pro-Forma* Combinati al 31 dicembre 1998, 1999 e 2000 per ciascuno dei segmenti di *business*, con indicazione separata dei ricavi *Pro–Forma* realizzati dal Gruppo De'Longhi e dal Gruppo Kenwood.

| | 1998 | 1999 | 2000 | Variazione 1998-1999 | Variazione 1999-2000 |
|---|---|---|---|---|---|
| | (Milioni di Lire) | (Milioni di Lire) | (Milioni di Lire) | % | % |
| **Gruppo De'Longhi** | | | | | |
| Riscaldamento | 334.460 | 349.398 | 410.919 | 4,5 | 17,6 |
| Condizionamento e trattamento dell'aria | 351.829 | 430.162 | 465.062 | 22,3 | 8,1 |
| Cottura e preparazione cibi | 413.453 | 438.480 | 509.849 | 6,1 | 16,3 |
| Pulizia casa e stiro | 143.622 | 134.384 | 133.361 | –6,4 | –0,8 |
| Altro | 47.334 | 41.396 | 65.301 | –12,5 | 57,7 |
| **Totale De'Longhi** | **1.290.698** | **1.393.820** | **1.584.492** | **8,0** | **13,7** |
| **Gruppo Kenwood** | | | | | |
| Cottura e preparazione cibi | 359.110 | 325.493 | 363.280 | –9,4 | 11,6 |
| Pulizia casa e stiro | 67.727 | 77.772 | 97.376 | 14,8 | 25,2 |
| Condizionamento e trattamento dell'aria | 9.936 | 9.328 | 6.939 | –6,1 | –25,6 |
| Altro | 18.635 | 12.291 | 20.094 | –34,0 | 63,5 |
| **Totale Kenwood** | **455.408** | **424.884** | **487.689** | **–6,7** | **14,8** |
| **Totale Gruppo** | **1.746.106** | **1.818.704** | **2.072.181** | **4,2** | **13,9** |

Il Gruppo dispone di diversi marchi (tra cui De'Longhi, Kenwood, SIMAC, Vetrella, Ariete, La Supercalor, Ariagel, Radel, Elba, Superclima e Climaveneta), ciascuno dotato di una precisa connotazione in termini di posizionamento di mercato e politiche di prezzo. In particolare, i marchi De'Longhi e Kenwood si collocano nelle fasce di prezzo medio-alte in tutti i segmenti e mercati geografici in cui il Gruppo detiene posizioni di rilievo.

I prodotti vengono distribuiti attraverso tre distinti canali di vendita (*cfr.* Paragrafo 1.2.4): (i) *consumer*; (ii) installatori; (iii) medi e grandi impiantisti.

*1.1.2.a Le linee di prodotto del Gruppo*

*1.1.2.a.1 Prodotti per il riscaldamento*

La seguente tabella illustra i settori, le linee di prodotti, i principali modelli ed i marchi del Gruppo nel mercato del riscaldamento.

| Mercato | Settori | Principali linee di prodotto e modelli | Marchi |
|---|---|---|---|
| **Riscaldamento** | Mobile | • Termoradiatori ad olio ("Dragon De'Longhi", "Radia De'Longhi", "Rapido De'Longhi")<br>• Termoventilatori ("Caldobagno")<br>• Stufe a gas e combinate<br>• Termoconvettori | • De'Longhi<br>• La Supercalor<br>• Radel |
| | Fisso | • Unità terminali per il riscaldamento | • De'Longhi<br>• Radel |

Il Gruppo si è originariamente affermato, nel corso degli anni '70, con il lancio del primo termoradiatore ad olio. Facendo leva sulle competenze maturate nella realizzazione di tale prodotto, il Gruppo ha poi esteso la propria attività a tutti i settori del riscaldamento mobile e, in seguito, del riscaldamento fisso (corpi scaldanti), che presentavano sinergie tecnologiche e di processo. Nel corso di tale evoluzione il Gruppo ha integrato il proprio patrimonio di competenze anche attraverso acquisizioni strategiche (La Supercalor S.p.A. e Radel S.p.A.).

I ricavi Consolidati *Pro-Forma* Combinati della linea dei prodotti per il riscaldamento sono stati pari a Lire 334.460 milioni, Lire 349.398 milioni (+4,5%) e Lire 410.919 milioni (+17,6%) rispettivamente negli esercizi chiusi al 31 dicembre 1998, 1999 e 2000. Si segnala peraltro che il Gruppo Kenwood non è attivo nel settore del riscaldamento.

La gamma di prodotti per il riscaldamento del Gruppo si può suddividere in:

- unità di riscaldamento mobili; e
- unità terminali per sistemi di riscaldamento fissi.

*Unità di riscaldamento mobili*

Il Gruppo produce una gamma completa di soluzioni mobili per il riscaldamento, che comprende termoradiatori ad olio, termoconvettori elettrici (portatili e murali), termoventilatori, stufe a gas, stufe combinate gas/elettriche, stufe a kerosene, stufe a legna/carbone e cucine economiche.

In tale settore il Gruppo è *leader* mondiale ([10]), con una posizione marcata nella famiglia dei termoradiatori ad olio, unico ad offrire quattro distinte linee con estetiche, caratteristiche tecniche e posizionamenti differenziati.

(10) Elaborazioni del *management* su fonti AC Nielsen e Gesellschaft Für Konsumfroschung.

L'offerta del Gruppo nell'ambito delle unità di riscaldamento mobile si articola in oltre 25 modelli di termoradiatore ad olio, oltre 55 modelli di termoconvettori e termoventilatori ed oltre 25 modelli di stufe.

I prodotti per il riscaldamento mobile vengono commercializzati (con i marchi "Dragon De'Longhi", "Rapido De'Longhi" e "Radia De'Longhi", "La Supercalor" e "Radel") attraverso il canale *consumer*, che comprende altresì vendite a produttori terzi (cosiddetto mercato "OEM", ovvero *Original Equipment Manufacturer*), tra i quali Whirlpool, AEG, Electrolux e Soler y Palau.

Tra i prodotti del Gruppo distintisi per le caratteristiche qualitative e le soluzioni tecnologiche applicate si segnalano: (i) il "Caldobagno" (prodotto che, combinando funzionalità precedentemente riscontrabili solo in prodotti distinti, ha dato inizio alla famiglia dei termoventilatori programmabili destinati all'impiego nei bagni domestici); (ii) il "Dragon De'Longhi" ed il "Rapido De'Longhi", radiatori ad olio che sfruttano i moti convettivi di calore per coniugare elevati livelli di efficienza a basse temperature delle superfici esposte, come richiesto dalla normativa applicabile.

I prodotti del Gruppo si distinguono per economia nei consumi e per particolari soluzioni che garantiscono sicurezza di utilizzo, quali i sistemi di interruzione automatica del funzionamento delle stufe in caso di emissioni di gas di combustione nocivi. Il Gruppo ha recentemente realizzato sistemi automatici che permettono il mantenimento costante della temperatura ambientale, riducendo il consumo energetico, grazie all'utilizzo di resistenze ad intensità variabile.

I prodotti per il riscaldamento mobile realizzati dal Gruppo, grazie alla notorietà raggiunta ed alla profondità della gamma, sono particolarmente richiesti dai principali operatori della grande distribuzione e della distribuzione specializzata. Tale circostanza costituisce, a giudizio del *management*, un efficace veicolo per la promozione di altre linee di prodotto del Gruppo sui medesimi canali di vendita.

*Unità terminali per sistemi di riscaldamento fissi*

Il Gruppo è presente, con i marchi De'Longhi e Radel, anche nel mercato europeo dei radiatori in acciaio (c.d. "unità terminali") per impianti di riscaldamento fissi, nell'ambito del quale detiene una posizione di rilievo conseguita anche grazie all'estensivo *know-how* sui processi di stampaggio, lavorazione, saldatura e verniciatura dei metalli, maturato nella contigua linea di prodotto dei termoradiatori ad olio.

Il catalogo del Gruppo si articola in 6 estetiche base, configurabili in varie altezze, larghezze e profondità.

A giudizio del *management*, l'offerta del Gruppo si contraddistingue, oltre che per la qualità dei prodotti e delle lavorazioni, per l'ampia estensione della gamma. La produzione del Gruppo copre, infatti, le principali configurazioni dei corpi scaldanti, ovvero i radiatori multicolonna, radiatori a piastra d'acciaio ed i radiatori da bagno e decorativi, con una molteplicità di formati e di finiture che rispondono alle più diverse esigenze estetiche e funzionali. L'estensione della gamma, unita all'elevato livello di servizio ed alla flessibilità produttiva, rende il Gruppo un interlocutore privilegiato per installatori ed impiantisti.

*1.1.2.a.2 Macchine e sistemi per il condizionamento e trattamento dell'aria*

La seguente tabella illustra i settori, le linee di prodotti, i principali modelli ed i marchi del Gruppo nel mercato dei sistemi per il condizionamento ed il trattamento dell'aria.

| Mercato | Settori | Principali linee di prodotto e modelli | Marchi |
|---|---|---|---|
| **Condizionamento e trattamento dell'aria** | Condizionamento portatile | • Condizionatori portatili monoblocco ("Pinguino")<br>• Condizionatori portatili *split* ("Pinguino") | • De'Longhi<br>• Ariagel<br>• Superclima<br>• Mizushi |
| | Condizionamento murale | • Murali (*Split*) | • De'Longhi<br>• Ariagel<br>• Superclima<br>• Radel<br>• Climaveneta |
| | Macchine e sistemi têrmorefrigoriferi | • Medi<br>• Grandi | • De'Longhi<br>• Climaveneta |
| | Altri trattamento aria | • Umidificatori<br>• Deumidificatori ("Tasciugo")<br>• Purificatori | • De'Longhi<br>• Ariagel<br>• Superclima |

Il Gruppo offre una gamma completa di climatizzatori, umidificatori, deumidificatori e purificatori d'aria che va dall'impianto deumidificatore portatile, con una potenza resa di 0,4 Kw, alle unità termofrigorifere per uso industriale e per grandi complessi civili, con una potenza resa di 2.400 Kw.

La tabella successiva mostra i ricavi Consolidati *Pro-Forma* Combinati della linea di prodotti per il condizionamento ed il trattamento dell'aria, con indicazione separata dei ricavi *Pro-Forma* del Gruppo De'Longhi e dei ricavi *Pro-Forma* del Gruppo Kenwood per gli esercizi chiusi al 31 dicembre 1998, 1999 e 2000.

| | 1998 | 1999 | 2000 | Variazione 1998-1999 | Variazione 1999-2000 |
|---|---|---|---|---|---|
| | (Milioni di Lire) | (Milioni di Lire) | (Milioni di Lire) | % | % |
| Gruppo De'Longhi | 351.829 | 430.162 | 465.062 | 22,3 | 8,1 |
| Gruppo Kenwood | 9.936 | 9.328 | 6.939 | –6,1 | –25,6 |
| **Totale Gruppo** | **361.765** | **439.490** | **472.001** | **21,5** | **7,4** |

La gamma di prodotti per il condizionamento ed il trattamento dell'aria si ripartisce in:

- condizionatori portatili;
- condizionatori murali fissi (*split*);
- medie e grandi unità termofrigorifere;
- altri prodotti per il trattamento dell'aria.

La produzione del Gruppo incorpora avanzate soluzioni tecnologiche, frutto dell'intensa attività di ricerca e sviluppo da questo condotta nel campo della climatizzazione. Rilevano in particolar modo la capacità di utilizzare come gas frigorigeni sia quelli naturali a basso impatto ambientale sia quelli sintetici. Inoltre il Gruppo dispone di esclusive soluzioni per la riduzione della rumorosità di funzionamento, per l'ottimizzazione dell'efficienza energetica e per il controllo automatizzato delle funzionalità.

Le competenze del Gruppo in questo settore hanno beneficiato del *know-how* ottenuto attraverso l'acquisizione di Climaveneta S.p.A., società specializzata nella costruzione di medie e grandi unità termofrigorifere.

*Condizionatori portatili*

Coerentemente con la propria vocazione di innovatore in grado di stimolare la domanda dei consumatori, il Gruppo ha creato nel 1986 un nuovo segmento di mercato in Italia con il lancio del "Pinguino", innovativo condizionatore portatile che offre all'utente uno strumento versatile e pronto all'uso per la climatizzazione di piccoli ambienti.

Il successo del prodotto, poi distribuito in tutto il mondo, ha consentito al Gruppo di divenire *leader* mondiale (11) nella produzione e commercializzazione di condizionatori portatili, unità di dimensioni ridotte, di potenza resa compresa tra 1,9 Kw e 4 Kw, destinati alla climatizzazione di singoli ambienti, che offrono agli utilizzatori il vantaggio di non richiedere alcuna installazione e di poter essere agevolmente trasferiti da un ambiente all'altro.

La gamma "Pinguino" si compone di condizionatori sia c.d. "monoblocco" (in cui l'intero sistema è contenuto in un unico *chassis*) che c.d. "*split*" (composti da un'unità esterna e da una interna). A seconda dei modelli, i condizionatori operano con raffreddamento ad aria (che ottimizza i consumi di energia elettrica), ad acqua (che ottimizza la capacità refrigerante) ovvero con l'impiego alternativo dei due sistemi. Quest'ultima tecnologia, appannaggio esclusivo dei prodotti del Gruppo, garantisce livelli di potenza dei monoblocco comparabili a quelli dei portatili *split*. Tra i modelli di punta è da segnalare il "Pinguino Eco" che incorpora specifiche tecnologie per l'utilizzo di gas frigorigeno naturale a basso impatto ambientale. Tutti i modelli impiegano una tecnica esclusiva brevettata di recupero della condensa, che assicura un maggior rendimento energetico.

Alla data del Prospetto Informativo il Gruppo dispone di circa 30 modelli di condizionatori portatili, commercializzati con i marchi De'Longhi, Ariagel e Superclima attraverso il canale *consumer*, nonché attraverso il mercato OEM.

Il *management* ritiene che i condizionatori portatili costituiscano, al pari delle unità mobili per il riscaldamento, un importante veicolo di promozione di altri prodotti del Gruppo che vengono commercializzati tramite i medesimi canali di vendita.

*Climatizzatori murali (split)*

Il Gruppo offre una gamma completa di climatizzatori murali che possono supportare fino a tre unità interne, prestandosi così alla climatizzazione di singole unità abitative e di uffici od esercizi commerciali di ridotte dimensioni. Il Gruppo detiene in questo ambito una posizione di rilievo nel mercato italiano.

Alla data del Prospetto Informativo, il Gruppo dispone di circa 25 differenti modelli di condizionatore murale di potenza resa compresa tra 1,8 Kw e 10 Kw commercializzati con i marchi De'Longhi, Ariagel, Superclima, Radel e Climaveneta nei canali *consumer* ed installatori nonché per la vendita con marchi terzi (mercato OEM).

(11) Elaborazioni del *management* su fonti AC Nielsen, Gesellschaft für Konsumforschung, A.N.I.M.A. e BSRIA.

*Macchine e sistemi frigoriferi di medie e grandi dimensioni*

Il Gruppo, *leader* italiano ([12]) nel settore, offre un'ampia gamma di macchine e sistemi termofrigoriferi di potenza compresa tra 2 Kw e 2.400 Kw. I sistemi di potenza compresa tra 2 Kw e 37 Kw sono adatti a grandi unità abitative e ad uffici od esercizi commerciali di dimensioni medie o medio-grandi. I grandi sistemi (di potenza compresa tra 40 Kw e 2.400 Kw) sono, invece, concepiti per la climatizzazione di grandi strutture commerciali e residenziali, ovvero in relazione a specifiche applicazioni di processo industriale (raffreddamento di macchine). Alcuni modelli possono divenire una fonte ad alto rendimento di riscaldamento degli ambienti, utilizzando il principio della pompa di calore.

I sistemi e le unità frigorifere vengono commercializzati con i marchi De'Longhi e Climaveneta attraverso il canale dei medi e grandi impiantisti (*cfr.* Paragrafo 1.2.4.a).

La varietà della potenza installabile, la possibilità di combinare una o più unità esterne con uno o più terminali interni, la differente tipologia di terminali, la possibilità di utilizzo delle diverse tecnologie disponibili e l'offerta di sistemi a pompa di calore offrono al mercato una gamma di soluzioni in grado di rispondere alle più diverse esigenze impiantistiche per la climatizzazione ambientale. Nell'ambito dei grandi sistemi il Gruppo è inoltre in grado di fornire alla clientela soluzioni tecnologiche espressamente concepite per rispondere alle esigenze impiantistiche ed alle specifiche tecniche relative a ciascuna fornitura. Sono esemplari della versatilità progettuale del Gruppo nella messa a punto di unità di termorefrigerazione per grandi impianti: (i) i modelli, basati su una tecnologia esclusiva in Europa, che consentono il funzionamento a gas metano in luogo di quello elettrico per l'utilizzo in località con problemi di approvvigionamento di energia elettrica; (ii) gli *energy raiser*, ovvero macchine per il condizionamento dotate di pompe di calore in grado di produrre contemporaneamente acqua calda e fredda su due circuiti separati, indipendentemente dalla temperatura esterna, particolarmente indicati per risolvere problemi di uniformità di climatizzazione in grandi strutture caratterizzate da differenti esposizioni al sole; e (iii) i *free cooling chiller*, macchine frigorifere per impianti civili o processi industriali nei quali la domanda frigorifera non è solo stagionale, ma persiste anche durante i mesi freddi. In tale modalità il freddo viene estratto dall'aria esterna, riducendo così in misura significativa il consumo energetico delle macchine.

*Altri prodotti per il trattamento dell'aria*

L'offerta del Gruppo di prodotti per il trattamento dell'aria viene completata dalla gamma di deumidificatori, umidificatori e purificatori commercializzati attraverso il canale *consumer* con marchi De'Longhi, Superclima ed Ariagel, nonché attraverso il mercato OEM.

I deumidificatori, sistemi portatili monoblocco che utilizzano la stessa tecnologia dei condizionatori, hanno la funzione di ridurre la quantità di vapore acqueo ambientale. Il Gruppo, che con il lancio della linea "Tasciugo" ha creato in Italia il segmento dei deumidificatori per uso domestico, detiene in tale settore una *leadership* europea ([13]) ed un significativo posizionamento in ambito mondiale. Il prodotto di punta della gamma, che si compone di oltre 10 modelli, è coperto da brevetto per invenzione industriale e massimizza l'efficienza nella deumidificazione tramite l'impiego di una resistenza che riscalda l'aria.

(12) Elaborazioni del *management* su fonti BSRIA e A.N.I.M.A.

(13) Elaborazioni del *management* su fonti A.C. Nielsen e Gesellschaft für Konsumforschung.

Gli umidificatori consentono di immettere una quantità regolabile di aria sterilizzata e satura di vapore acqueo nell'ambiente, eventualmente – in alcuni modelli – combinata con essenze balsamiche o profumate. La gamma degli umidificatori si compone di 4 modelli.

I purificatori svolgono una funzione di filtraggio e depurazione dell'aria da polvere, fumo ed altre particelle in sospensione mediante il passaggio attraverso filtri meccanici e/o elettrostatici. La gamma dei purificatori si compone di 2 modelli.

### *1.1.2.a.3 Prodotti per la cottura e preparazione dei cibi*

La seguente tabella illustra i settori, le linee di prodotti, i principali modelli ed i marchi del Gruppo nel mercato dei prodotti per la cottura e preparazione dei cibi.

| Mercato | Settori | Principali linee di prodotto e modelli | Marchi |
|---|---|---|---|
| **Cottura e preparazione dei cibi** | Cottura | • Forni "da *top*" ("Sfornatutto")<br>• Friggitrici ("Friggimeglio")<br>• Macchine da caffè<br>• Tostapane e bollitori<br>• Bistecchiere e *barbecue* | • De'Longhi<br>• Kenwood<br>• Ariete |
| | Cucina | • Cucine e piani cottura ("*free standing*" e "*built in*") | • De'Longhi<br>• Elba |
| | Preparazione dei cibi | • Impastatrici ("Kenwood Chef", "Pastamatic SIMAC")<br>• *Mixer* e *food processor*<br>• Sbattitori<br>• Gelatiere ("Gelataio SIMAC")<br>• *Robot* ("Bravo SIMAC")<br>• Grattugie e passaverdure ("Grati", "Passi") | • De'Longhi<br>• Kenwood<br>• SIMAC<br>• Ariete |

Il Gruppo opera con una forte specializzazione in molteplici settori del mercato dei prodotti per la cottura e la preparazione dei cibi. In particolare il Gruppo produce e commercializza forni c.d. "da *top*" (ovvero forni autonomi da posizionare su un piano di lavoro), friggitrici, tostapane, *barbecue* e bistecchiere a contatto, macchine da caffè, cucine c.d. "*free standing*" (ovvero blocchi di cottura autonomi), piani di cottura e forni c.d. "*built-in*" (ovvero destinati all'incasso in mobili da cucina), oltre a *mixer*, *robot* da cucina ed altri prodotti per la preparazione dei cibi.

La tabella successiva mostra i ricavi Consolidati *Pro-Forma* Combinati della linea prodotti per la cottura e la preparazione dei cibi, con indicazione separata dei ricavi *Pro-Forma* del Gruppo De'Longhi e dei ricavi *Pro-Forma* del Gruppo Kenwood per gli esercizi chiusi al 31 dicembre 1998, 1999 e 2000.

| | 1998 | 1999 | 2000 | Variazione 1998-1999 | Variazione 1999-2000 |
|---|---|---|---|---|---|
| | (Milioni di Lire) | (Milioni di Lire) | (Milioni di Lire) | % | % |
| Gruppo De'Longhi | 413.453 | 438.480 | 509.849 | 6,1 | 16,3 |
| Gruppo Kenwood | 359.110 | 325.493 | 363.280 | –9,4 | 11,6 |
| **Totale Gruppo** | **772.563** | **763.973** | **873.129** | **–1,1** | **14,3** |

L'affermazione del Gruppo nel settore è, anche in questo caso, attribuibile alla particolare attenzione posta nello sviluppo di soluzioni tecnologiche tese a migliorare costan-

temente la funzionalità dei prodotti, nonché alla continua ricerca nell'ambito dei materiali e del *design*. La crescita del Gruppo è stata supportata anche dalle acquisizioni strategiche di Micromax-Simac S.r.l., Elba S.p.A. e, recentemente, Kenwood Appliances plc, *leader* di mercato in Gran Bretagna (14) nel settore dei prodotti per la preparazione di cibi nonché operatore di rilievo a livello internazionale.

*Prodotti per la cottura*

*Forni da top*

Il Gruppo detiene una posizione di *leadership* in Italia (15), e di rilievo nel mondo, nel settore dei forni da *top* con una gamma di oltre 20 differenti modelli. Il Gruppo si posiziona a livello dei maggiori concorrenti internazionali per ampiezza e profondità di gamma, che comprende forni a microonde, elettrici e combinati (ovvero che abbinano la cottura tradizionale a quella a microonde), con capacità e dimensioni comprese tra i 7 ed i 30 litri. I forni da *top* sono commercializzati attraverso il canale *consumer* con il marchio "Sfornatutto" De'Longhi o con marchi terzi (mercato OEM).

Nella famiglia dei forni elettrici, il Gruppo ha mirato a massimizzare la soddisfazione dell'utente, offrendo prodotti in grado di combinare praticità di utilizzo e superiori risultati di cottura.

Nell'ambito dei forni combinati l'offerta del Gruppo si distingue per qualità, ampiezza di gamma e *design*. Tra le soluzioni di *design* che hanno incontrato il favore del mercato spiccano quelle adottate nella gamma *retrò* e nella gamma in acciaio *inox*. Il Gruppo è altresì all'avanguardia nello sviluppo di sofisticati sistemi di controllo dei forni, tra cui un innovativo sistema di azionamento a comandi vocali.

*Friggitrici*

Il Gruppo detiene una posizione di *leadership* in Italia e nel Regno Unito (16), nonché di primario operatore sul mercato internazionale, nella famiglia delle friggitrici, con una gamma di oltre 18 modelli (a cestello rotondo, rettangolare ed a vasche estraibili), commercializzati attraverso il canale *consumer* con i marchi "Friggimeglio" De'Longhi, SIMAC e Kenwood.

Le friggitrici della linea "Friggimeglio" impiegano, perlopiù, un innovativo cestello rotante inclinato coperto da brevetto (che ottimizza la cottura e dimezza il consumo di olio) ed un sistema, ugualmente brevettato, per il drenaggio dell'olio.

*Macchine da caffè*

Il Gruppo detiene una posizione di rilievo nel mercato italiano, ed è *leader* in Giappone (17), nella famiglia delle macchine da caffè.

---

(14) Elaborazioni del *management* su fonti Gesellschaft für Konsumforschung.

(15) Elaborazioni del *management* su fonti AC Nielsen.

(16) Elaborazioni del *management* su fonti Gesellschaft für Konsumforschung e AC Nielsen.

(17) Elaborazioni del *management* su fonte RIC.

L'offerta del Gruppo si compone di oltre 45 differenti modelli di macchina per la preparazione del caffè, che includono macchine per il caffè espresso (sia a vapore che a pompa), macchine per il caffè all'americana e macchine in grado di erogare sia caffè espresso che all'americana, commercializzate attraverso il canale *consumer* con i marchi De'Longhi, Ariete e Kenwood.

Anche in questo settore il Gruppo vanta brevetti esclusivi, quali il sistema montalatte denominato IFD (*Instant Froth Dispenser*) ed il circuito a due pompe per erogare caffè e cappuccino contemporaneamente. Nello sviluppo della propria linea di macchine da caffè il Gruppo presta particolare attenzione sia alle abitudini ed ai consumi alimentari della clientela, sia alla completezza e profondità della gamma.

*Bistecchiere*

Il Gruppo vanta una posizione di *leadership* di mercato italiano ([18]) nel segmento delle bistecchiere a contatto e delle griglie elettriche, articolate su una gamma di oltre 15 modelli e commercializzate attraverso il canale *consumer* con i marchi De'Longhi, Ariete, La Supercalor e SIMAC.

L'affermazione delle bistecchiere del Gruppo è da attribuirsi anche a particolari tecniche di ottimizzazione del processo di cottura sviluppate internamente, tra cui una pratica griglia girevole ed un sistema per la diffusione degli aromi.

*Altri prodotti per la cottura*

Il Gruppo ha lanciato, nel corso del 2000, una nuova linea di prodotti per la cottura, tra i quali una gamma di tostapane, commercializzata con il marchio De'Longhi. A ciò si aggiunge l'affermata famiglia di tostapane e bollitori Kenwood, grazie alla quale il Gruppo ottiene una posizione di rilievo sul mercato britannico ([19]).

Cucine

*Cucine free standing e built-in*

Il Gruppo occupa un ruolo di primario rilievo nella categoria delle cucine *free standing*, dei piani cottura e dei forni *built-in*, commercializzati con marchi propri (De'Longhi ed Elba) tramite il canale *consumer*, nonché, in misura significativa, con marchi terzi, quali Whirlpool, Zanussi, Candy, Bauknecht e Ariston (mercato OEM).

La forte diversificazione della gamma – unica in ambito europeo per varietà di *design*, finiture, tecnologie impiegate e colori – è studiata in funzione delle concezioni estetiche e delle abitudini alimentari della clientela, che variano a seconda delle aree geografiche di appartenenza e delle diverse caratteristiche culturali. Anche in questo settore, il Gruppo ha saputo rispettare la propria vocazione di innovatore, lanciando una linea di cucine *free standing* con lo *chassis* realizzato interamente in acciaio *inox* ed un *design* che richiama le linee dei prodotti professionali. Tale linea – che conferma la volontà del Gruppo di orientarsi in modo crescente verso prodotti di fascia alta, con forte contenuto tecnico e di *design* – ha riscosso un notevole successo di vendite, da principio nel mercato britannico, e, successivamente, negli altri mercati.

(18) Elaborazioni del *management* su fonti AC Nielsen.

(19) Elaborazioni del *management* su fonti Gesellschaft für Konsumforschung.

*Prodotti per la preparazione dei cibi*

Grazie all'acquisizione del Gruppo Kenwood, il Gruppo ha conseguito una posizione di *leadership* nel mercato britannico (20), e di primario operatore nel mercato europeo, nel settore dei prodotti per la preparazione dei cibi, nell'ambito del quale offre – oltre ad una gamma completa di spremiagrumi, *mixer*, gelatiere e sbattitori – le impastatrici semiprofessionali della linea "Kenwood Chef". Tale prodotto, grazie alla particolare potenza del motore elettrico, al sofisticato sistema di trasmissione ed al vasto numero di accessori per differenti tipi di lavorazioni, consente di ottenere eccellenti risultati nell'impasto e nelle preparazioni dei cibi.

Vanno altresì ricordati i *robot* da cucina "Bravo" SIMAC, la gelatiera "Gelataio" SIMAC e l'impastatrice "Pastamatic" SIMAC, oltre la grattugia a batterie "Gratì" Ariete ed il passaverdure elettrico "Passì" Ariete.

La gamma del Gruppo si compone di circa 60 modelli, commercializzati attraverso il canale *consumer* con i marchi De'Longhi, Kenwood, SIMAC e Ariete.

A giudizio del *management*, la qualità e la notorietà raggiunte dal "Kenwood Chef" in alcuni mercati tra cui Gran Bretagna, Austria, paesi scandinavi e Sud Africa, costituiscono un efficace veicolo per la promozione dei prodotti del Gruppo Kenwood.

*1.1.2.a.4 Prodotti per la pulizia della casa e sistemi per lo stiro*

La seguente tabella illustra i settori, le linee di prodotti, i principali modelli ed i marchi del Gruppo nel mercato dei prodotti per la pulizia della casa e dei sistemi per lo stiro.

| Mercato | Settori | Principali linee di prodotto e modelli | Marchi |
|---|---|---|---|
| **Pulizia della casa e stiro** | Pulizia | • Scope elettriche ("Colombina")<br>• Pulizia a vapore ("Vaporì")<br>• Estrattori ("Triplo Simac")<br>• Traini | • De'Longhi<br>• SIMAC<br>• Ariete<br>• Vetrella |
| | Stiro | • Sistemi stiranti ("Stiromeglio", "Stirella" e "Stiromatic") | • De'Longhi<br>• Kenwood<br>• SIMAC<br>• Ariete |

Il Gruppo realizza una vasta gamma di prodotti per la pulizia della casa e lo stiro. In tale ambito detiene una posizione di *leader* di mercato nazionale (21) nella famiglia degli aspirapolvere e di primario operatore nel settore dei sistemi stiranti. In relazione all'espansione in tale mercato hanno rivestito un ruolo di rilievo acquisizioni strategiche, quali quella di Micromax - Simac S.r.l. e, più di recente, di Ariete S.p.A. I prodotti sono commercializzati attraverso il canale *consumer* con i marchi De'Longhi, Ariete, SIMAC e Vetrella.

La produzione del Gruppo comprende una vasta gamma di scope elettriche ed aspirapolvere a traino, pulitori a vapore e multifunzione, estrattori a vapore (che combinano l'azione di scioglimento dello sporco del vapore con capacità aspiranti) e sistemi per lo stiro a vapore. Tra i prodotti di punta, oltre al "Triplo SIMAC", meritano particolare menzione le scope elettriche della linea "Colombina", i pulitori a vapore della linea "Vaporì" Ariete e la linea di sistemi stiranti "Stiromeglio" De'Longhi, "Stirella" SIMAC e "Stiromàtic" Ariete.

(20) Elaborazioni del *management* su fonti Gesellschaft für Konsumforschung.

(21) Elaborazioni del *management* su fonti AC Nielsen.

La tabella successiva mostra i ricavi Consolidati *Pro-Forma* Combinati della linea prodotti per la pulizia della casa e lo stiro, con indicazione separata dei ricavi *Pro-Forma* del Gruppo De'Longhi e dei ricavi *Pro-Forma* del Gruppo Kenwood per gli esercizi chiusi al 31 dicembre 1998, 1999 e 2000.

| | 1998 | 1999 | 2000 | Variazione 1998-1999 | Variazione 1999-2000 |
|---|---|---|---|---|---|
| | (Milioni di Lire) | (Milioni di Lire) | (Milioni di Lire) | % | % |
| Gruppo De'Longhi | 143.622 | 134.384 | 133.361 | -6,4 | -0,8 |
| Gruppo Kenwood | 67.727 | 77.772 | 97.376 | 14,8 | 25,2 |
| **Totale Gruppo** | **211.349** | **212.156** | **230.737** | **0,4** | **8,7** |

L'andamento dei ricavi Consolidati *Pro-Forma* del Gruppo De'Longhi nell'esercizio 2000 rispetto all'esercizio 1999 è, a giudizio del *management*, principalmente attribuibile al recente rinnovamento della gamma delle scope elettriche e dei pulitori a vapore, i cui effetti hanno interessato solo parzialmente l'esercizio 2000. Il *management* ritiene inoltre che gli effetti di tale processo di rinnovamento – nell'ambito del quale il Gruppo ha concepito prodotti innovativi, quali il "Triplo SIMAC", pulitore combinato, che, alla data del Prospetto Informativo, è disponibile in commercio – si manifesteranno compiutamente nell'esercizio in corso.

### *1.2.1.b Descrizione dei processi*

L'ampia gamma di prodotti sopra descritta è concepita, realizzata, controllata e commercializzata secondo le linee di un modello organizzativo suddiviso nelle seguenti fasi principali: (1) *marketing* e *product management*; (2) ricerca e sviluppo; (3) *design* industriale e grafico; (4) produzione; (5) controllo qualità; (6) logistica; (7) commercializzazione; e (8) assistenza *post*-vendita.

Le caratteristiche salienti di ciascuna di tali fasi sono descritte nei paragrafi che seguono.

#### *1.2.1.b.1 Marketing e product management*

Il Gruppo si contraddistingue per la grande attenzione prestata al prodotto, le cui caratteristiche di qualità, efficienza, funzionalità, *design* ed innovazione sono alla base della sua affermazione. L'innovazione in particolare rappresenta per il Gruppo una vera missione, tanto da diventare il filo conduttore delle più recenti campagne pubblicitarie a marchio De'Longhi. Il *management* ritiene infatti che la realizzazione di prodotti unici e distintivi rispetto a quelli già esistenti sul mercato consenta di creare nuova domanda e, talora, nuovi segmenti di mercato.

Il concepimento di nuovi prodotti è, nella maggior parte dei casi, di competenza delle Direzioni *Marketing*, che si avvalgono complessivamente di 30 risorse dedicate allo sviluppo dei prodotti.

La Società è dotata di una propria struttura che accentra presso di sé anche le funzioni *marketing* relative alle società del Gruppo prive di una propria Direzione. Dispongono invece di strutture autonome Climaveneta S.p.A., Elba S.p.A., Kenwood Appliances plc ed Ariete S.p.A.

Ciascuna Direzione *Marketing* agisce sulla base di un flusso costante di informazioni relative all'evoluzione delle tecnologie ed alle esigenze e desideri dei consumatori. Tali informazioni vengono elaborate avvalendosi di specifiche ricerche e sondaggi di mercato, di *data base* commerciali, di indicazioni ricevute dalle funzioni commerciali e dall'analisi delle iniziative dei principali concorrenti.

Sulla base di tali supporti informativi le Direzioni *Marketing* definiscono il profilo concettuale dei nuovi prodotti unitamente ad una stima di massima dei relativi costi di realizzazione e profittabilità. La messa a punto e lo sviluppo tecnico dei prodotti così delineati nelle loro caratteristiche concettuali vengono, poi, affidati alle competenti funzioni aziendali ed, in particolare, alle Direzioni Ricerca e Sviluppo, *Design* e Produzione.

La Direzione *Marketing* della Società svolge altresì la funzione di *product management*, che consiste nel coordinamento di tutte le funzioni del ciclo produttivo al fine di accelerare i tempi di lancio sul mercato, di assicurare la fluidità ed efficienza del processo di messa in produzione nonché la coerenza del prodotto con le aspettative del mercato. Le funzioni di *product management* si estendono anche alla ricerca di produttori terzi – i cui processi siano caratterizzati da forte specializzazione ed efficienza di costo – cui affidare le realizzazioni a minore contenuto tecnologico a completamento della gamma.

*1.2.1.b.2 Ricerca e sviluppo*

La funzione di ricerca e sviluppo del Gruppo, nella quale vengono costantemente effettuati rilevanti investimenti (*cfr.* Paragrafo 1.6.3), dispone di 10 laboratori e di 13 uffici tecnici, ubicati all'interno o nelle vicinanze degli impianti produttivi. Tale scelta è volta a favorire una costante interazione tra la progettazione e le fasi industriali.

Per quanto riguarda il trattamento dell'aria, il Gruppo dispone di uffici tecnici e laboratori attrezzati presso gli stabilimenti di De'Longhi S.p.A. a Treviso e di Ariagel S.p.A. a Candiolo, dedicati ai sistemi portatili e fissi di piccole e medie dimensioni e presso gli stabilimenti di Climaveneta S.p.A. e di Ergoklima S.p.A., relativi agli impianti per uso industriale o per grandi complessi civili.

In tali strutture, che contano circa 77 addetti, vengono studiate la termodinamica, la fluidodinamica, la psicrometria e l'efficienza energetica (mediante camere calorimetriche), l'acustica e l'aeraulica (mediante sofisticate apparecchiature, quali camere semianecoiche e *tunnel* di portata - pressione), nonché l'elettronica e l'elettrotecnica applicabili alle macchine per il condizionamento dell'aria.

Nell'ambito dei sistemi di riscaldamento, il Gruppo dispone di un ufficio tecnico e di un laboratorio di ricerca e sviluppo situati a Treviso. Qui vengono progettate e testate nuove soluzioni termodinamiche che, associate ai sistemi elettronici di controllo, consentono, tra l'altro, la realizzazione di radiatori ad olio, termoconvettori e stufe a basso calore superficiale, conformi alle normative legate alla sicurezza ed al risparmio energetico.

Le conoscenze specifiche ed approfondite maturate nel settore del riscaldamento, e più specificamente nel campo dei radiatori, sono state utilizzate per la produzione di radiatori ad acqua anche da Radel S.p.A. e da Sile Corpi Scaldanti S.r.l., che pure dispongono di strutture tecniche dedicate.

L'attività di ricerca e sviluppo per il segmento dei prodotti per la cottura e preparazione dei cibi è, invece, prevalentemente organizzata presso lo stabilimento di Mignagola, con 54 risorse dedicate, ripartite tra laboratori ed uffici tecnici. Grazie all'attività svolta pres-

so tale stabilimento, il Gruppo ha sviluppato sofisticati modelli di propagazione delle microonde all'interno delle cavità dei forni, che vengono, pertanto, progettate in modo da assicurare superiori risultati di cottura.

Il Gruppo dispone anche di una struttura dedicata ai prodotti per la pulizia della casa e lo stiro, dislocata presso gli stabilimenti produttivi di Simac - Vetrella S.p.A., i cui addetti sono impiegati nella ricerca e sviluppo nel campo dei pulitori a vapore e dei sistemi stiranti.

L'attività di ricerca e sviluppo nel campo delle cucine ad incasso e *free standing* viene svolta presso gli stabilimenti di Elba S.p.A., mediante apposite strutture.

Per quanto riguarda il Gruppo Kenwood, l'attività di ricerca primaria è svolta in laboratori attrezzati presso la sede di Havant (e collegati allo stabilimento di Quing-Xi Town da un sistema di trasmissione telematica), mentre lo sviluppo e la progettazione operativa dei prodotti vengono effettuati presso gli uffici tecnici direttamente in Cina. Tali strutture impiegano complessivamente 21 risorse, prevalentemente dedicate alla messa a punto di soluzioni tese a sviluppare meccaniche e motori elettrici sempre più sofisticati, potenti, silenziosi ed affidabili da installare in nuovi prodotti per la preparazione dei cibi.

Infine, Ariete S.p.A. si avvale di una propria struttura per lo sviluppo, in particolare, di macchine da caffè e sistemi stiranti.

### *1.2.1.b.3 Il design industriale e grafico*

Il Gruppo presta particolare attenzione al *design* dei propri prodotti, al duplice fine di ottimizzarne la funzionalità e l'ergonomia e di preservare, e costantemente promuovere, l'identità formale e stilemica di ogni singolo marchio.

Il *design* dei prodotti costituisce un forte elemento distintivo, il cui grado di sofisticazione viene modulato in relazione al loro posizionamento di prezzo. Il *management* ritiene che le soluzioni di *design* più evolute costituiscano uno degli elementi che consentono ai prodotti di punta del Gruppo di posizionarsi nella fascia alta di prezzo dei segmenti di appartenenza. La valenza dell'attività svolta dal Gruppo in questo ambito trova conferma nei numerosi premi e riconoscimenti ricevuti (tra cui il *Design Management Award*, il *Trophee du Design* e la segnalazione per il compasso d'oro, che verrà assegnato nell'autunno 2001).

Il Gruppo è dotato di una Direzione *Design* Industriale centralizzata al fine di garantire una gestione unitaria e coerente dell'immagine di prodotto anche in relazione ai differenti marchi del Gruppo. Ad essa si sono recentemente affiancate le strutture che fanno capo, rispettivamente, a Kenwood Appliances plc ed Ariete S.p.A. Alle divisioni di *design* industriale è affidata la missione di mediare le aspettative commerciali con le esigenze progettuali, di normativa e di industrializzazione.

Per quanto riguarda la Direzione accentrata presso la Società, gli addetti al *design* trasformano, grazie all'utilizzo di sofisticati strumenti CAD-CAM, i progetti messi a punto dai dipartimenti di *marketing* e ricerca e sviluppo in modelli virtuali, per poi perfezionarli dal punto di vista estetico. Sulla base di tali modelli vengono realizzati prototipi utilizzati sia per la messa in produzione, sia per creare un campionario da presentare ai clienti con largo anticipo rispetto alla messa in produzione, supportando così le future vendite. I modelli virtuali vengono inoltre utilizzati nella fase di produzione da macchine a controllo numerico in grado di replicarne fedelmente le caratteristiche. Il *management* ritiene che le competenze specifiche sviluppate nell'ambito dello stampaggio della lamiera consentano alla Direzione *Design* di realizzare concetti estetici sofisticati e forme particolarmente curate ed accattivanti.

La Direzione *Design* Industriale centralizzata collabora inoltre con le strutture coinvolte nelle fasi successive di realizzazione dei prodotti, che vanno dallo sviluppo dei progetti (compresa la realizzazione degli stampi) all'industrializzazione. Essa, tra l'altro, ha il compito di proporre varianti stilistiche per i prodotti destinati al canale OEM per differenziarli da quelli commercializzati con marchi proprietari.

Al fine di promuovere la formazione di risorse nel campo del *design* il Gruppo, insieme ad altre società del Veneto, ha sponsorizzato l'istituzione di uno specifico corso di laurea in *Design* Industriale presso la Facoltà di Architettura dell'Università di Venezia.

Per quanto riguarda il Gruppo Kenwood, l'attività di *design* viene affidata ad una struttura dedicata. Il gruppo britannico è dotato altresì di una separata funzione per quanto concerne i prodotti a marchio Ariete. La filosofia cui si ispira il *design* Kenwood è la creazione di prodotti il cui possesso sia fonte di gratificazione, caratterizzati da un'estetica rigorosa (perlopiù con l'impiego di colori classici come il bianco ed il metallo), che trasmetta un senso di solidità. I prodotti Ariete sono invece caratterizzati da un *design* che coniuga la praticità d'uso con un'estetica divertente e colorata.

*1.2.1.b.4 Produzione*

La capacità produttiva del Gruppo si articola su dodici stabilimenti, tutti ubicati in Italia, cui se ne sono recentemente aggiunti tre del Gruppo Kenwood, siti in Gran Bretagna, Italia e Cina.

La modernità, la specializzazione e, in qualche caso, la complementarietà delle singole unità produttive sono i punti di forza che, a giudizio del *management*, caratterizzano la produzione. I principali stabilimenti del Gruppo sono infatti strutturati in modo da consentire lo svolgimento di lavorazioni attinenti diversi prodotti. Tale caratteristica consente di riallocare in modo flessibile quote di produzione da uno stabilimento all'altro per rispondere con tempestività ed efficienza alle variazioni della domanda dettate da fattori stagionali o commerciali. Un ulteriore elemento di flessibilità deriva dalla possibilità, offerta da alcuni impianti chiave del Gruppo, di lavorare – ove richiesto dalle esigenze produttive – su due turni o a ciclo continuo.

Il grafico che segue illustra le fasi principali della produzione:


ACQ. MATERIE PRIME
ACQ. COMPONENTI
PRIME LAVORAZIONI
Iniezione plastica
deformaz. a freddo acciaio
SECONDE LAVORAZIONI
saldature
preassiemaggi
TRATTAM. SUPERFICIALI
sgrassaggio
smaltatura
verniciatura
tampografia
serigrafia
ASSIEMAGGIO
CONTROLLO
PACKAGING

Il Gruppo controlla tutte le fasi fondamentali del ciclo produttivo, disponendo in proprio delle strutture necessarie per la realizzazione di attrezzature e stampi (elementi di fondamentale importanza per garantire velocità nella realizzazione di nuovi prodotti), per l'esecuzione di complesse lavorazioni di deformazione a freddo dell'acciaio, di stampaggio della materia plastica, di saldatura (realizzata in modo quasi totalmente automatizzato), di verni-

ciatura e smaltatura (eseguite anche con sofisticate tecnologie di anaforesi e cataforesi) e di assiemaggio del prodotto finito.

Viene invece acquistata da produttori terzi selezionati la componentistica specifica, tra cui compressori per gli impianti di condizionamento, cavi e cablaggi elettrici ed alcune parti di governo elettronico dei prodotti più evoluti (queste ultime spesso realizzate sulla base di specifiche e disegni forniti dagli uffici tecnici del Gruppo).

Le principali caratteristiche degli stabilimenti del Gruppo sono di seguito brevemente descritte.

| Ubicazione | Società | Produzione | Numero di addetti (1) |
|---|---|---|---|
| Ampezzo (UD) | De'Longhi S.p.A. | Cottura, preparazione dei cibi, riscaldamento | 156 |
| Bassano del Grappa (VI) | Climaveneta S.p.A. | Condizionamento grandi impianti | 103 |
| Borso del Grappa (TV) | Elba S.p.A. | Riscaldamento, cottura | 374 |
| Candiolo (TO) | Ariagel S.p.A. | Condizionamento fisso e mobile, trattamento dell'aria | 64 |
| Fossalta di Piave (VE) | Sile Corpi Scaldanti S.r.l. | Riscaldamento fisso | 29 |
| Gorgo al Monticano (TV) | Simac-Vetrella S.p.A. | Riscaldamento, preparazione dei cibi, pulizia, stiro | 328 |
| Havant, Inghilterra (2) | Kenwood Appliances plc | Preparazione dei cibi | 79 |
| Mignagola (TV) | De'Longhi S.p.A. | Cottura, preparazione dei cibi, condizionamento | 543 |
| Moimacco (UD) | Radel S.p.A. | Riscaldamento fisso | 309 |
| Pianiga (VE) | Simac-Vetrella S.p.A. | Stiro, pulizia | 127 |
| Pieve d'Alpago (BL) (2 unità) | Micromax S.p.A. Ergoklima S.p.A. | Condizionamento grandi impianti, scambiatori di calore | 135 |
| Prato (2) | Ariete S.p.A. | Condizionamento, preparazione dei cibi, pulizia e stiro | 41 |
| Quing-XiTown, Cina (2) | Kenwood Appliances plc | Preparazione dei cibi e cottura | 737 |
| Treviso | De'Longhi S.p.A. | Riscaldamento, condizionamento, trattamento dell'aria | 613 |
| **Totale Addetti** | | | **3.638** |

(1) Dato al 31 dicembre 2000.
(2) Stabilimenti acquisiti con il Gruppo Kenwood.

Gli impianti produttivi presso la sede centrale di Treviso sono dotati di reparti per prime lavorazioni, attrezzati con presse meccaniche (progressive e *transfer*), sofisticati impianti di saldatura per i radiatori ad olio e di verniciatura anaforetica. Dispongono altresì di reparti di assiemaggio, che producono sistemi per il condizionamento (i portatili "Pinguino"), deumidificatori, nonché gran parte dei prodotti per il riscaldamento (radiatori elettrici ad olio, termoventilatori, termoconvettori, stufe a gas sia catalitiche che infrarossi).

Nello stabilimento di Mignagola, il più grande del Gruppo per superficie, le prime lavorazioni si realizzano in quattro reparti attrezzati con tecnologie avanzate: (i) stampaggio, mediante deformazione a freddo della lamiera, con stampi progressivi e *transfer*; (ii) saldatura, che avviene in modo completamente robotizzato per le cavità dei forni a microonde e per le vasche delle friggitrici; (iii) verniciatura per cataforesi; e (iv) smaltatura per elettroforesi. I reparti di assiemaggio producono apparecchi fissi di climatizzazione e trattamento dell'aria di diverse potenze, oltre a deumidificatori. Vengono inoltre realizzati in questo stabilimento bistecchiere, forni elettrici e forni a microonde.

Lo stabilimento di Ampezzo è specializzato nell'assiemaggio delle macchine da caffè e realizza anche termoventilatori, forni elettrici e bistecchiere. L'impianto, ancorché avviato solo nell'esercizio 2000, ha raggiunto, alla data del Prospetto Informativo, livelli significativi di efficienza ed operatività, in linea con gli *standard* del Gruppo.

Lo stabilimento di Candiolo produce condizionatori (murali e mobili) e deumidificatori.

Lo stabilimento di Gorgo al Monticano è specializzato nello stampaggio di componenti termoplastici che fornisce anche ad altre unità produttive del Gruppo. Nei reparti di assiemaggio viene prodotta una vasta gamma di sistemi stiranti a vapore, sistemi ad estrazione, scope elettriche, friggitrici e termoventilatori.

Allo stabilimento di Pianiga è affidata la realizzazione di prodotti per la pulizia della casa (lavasciuga multifunzione, aspirapolvere ed aspiraliquidi, lavasuperfici a vapore, sistemi stiranti e lucidatrici) e per la preparazione dei cibi (gelatiere ed impastatrici).

Lo stabilimento di Borso del Grappa, uno dei più grandi in Europa nel settore delle cucine, è dotato di reparti per prime lavorazioni, attrezzati con presse meccaniche progressive, sofisticati impianti di saldatura, verniciatura e smaltatura per le cucine. I reparti di assiemaggio producono cucine a gas ed elettriche, *free standing* e ad incasso, piani di cottura ad incasso ed apparecchi per il riscaldamento a kerosene, gas e legna/carbone.

Lo stabilimento di Moimacco è dotato di un processo integralmente automatizzato – tra i più moderni in Europa – nel settore dello stampaggio delle lamiere a freddo, della saldatura a resistenza e delle finiture ed è specializzato nella produzione di radiatori in acciaio a circolazione d'acqua per uso civile. La capacità produttiva dello stabilimento è stata recentemente potenziata, consentendo così al Gruppo di affrontare eventuali incrementi significativi della domanda senza incorrere in investimenti rilevanti. Alla realizzazione di radiatori da bagno è dedicato anche lo stabilimento di Fossalta di Piave.

Gli stabilimenti di Bassano del Grappa e di Pieve d'Alpago (costituito da 2 unità produttive) operano in modo completamente integrato per la realizzazione di unità di refrigerazione e climatizzazione per uso industriale e per grandi complessi civili. Le linee di assemblaggio sono dotate di sofisticate sale biclimatiche utilizzate per il collaudo di tutti i pezzi prodotti e per la simulazione di condizioni operative estreme.

La produzione presso i sopra citati impianti viene programmata principalmente dalla Direzione Pianificazione, sulla base di un *budget* predisposto annualmente dalla Direzione Commerciale e periodicamente aggiornato. Tale pianificazione a lungo termine consente un impiego ottimale degli impianti, la tempestiva programmazione degli acquisti e, infine, un efficiente adeguamento della forza lavoro alle esigenze produttive. Il *management* sta inoltre avviando un piano per l'ulteriore miglioramento dei processi di pianificazione, mirato alla riduzione sia del magazzino scorte e semilavorati che del magazzino prodotti finiti (*cfr.* Paragrafo 1.2.18).

Con l'acquisizione di Kenwood Appliances plc il Gruppo ha aggiunto ai 12 stabilimenti già posseduti la disponibilità di tre ulteriori unità produttive. La struttura produttiva del Gruppo Kenwood è stata in anni recenti riorganizzata in base ad un piano di delocalizzazione e terziarizzazione che ha portato al trasferimento delle lavorazioni primarie dalla Gran Bretagna a Quing-Xi Town in Cina ed all'affidamento di una parte rilevante della produzione a terzi selezionati (per capacità produttiva, specializzazione e qualità dei processi produttivi).

Per quanto riguarda le singole unità produttive, il Gruppo Kenwood è presente da circa nove anni in Cina con lo stabilimento di Quing-Xi Town che al 31 dicembre 2000 contava oltre 730 risorse, disponendo già delle infrastrutture per impiegarne ulteriori 500 circa. Presso tale impianto vengono prodotti i motori e le meccaniche per l'impastatrice semiprofessionale "Kenwood Chef" ed altri prodotti per la preparazione dei cibi. Il *management* ritiene che disporre di un impianto già avviato, ed in grado di aumentare la propria capacità produttiva senza significativi costi fissi, in un paese a basso costo di manodopera dove l'avvio di nuove attività produttive richiederebbe tempi lunghi, costituisca un notevole vantaggio competitivo.

Nello stabilimento di Havant (Gran Bretagna) il Gruppo Kenwood progetta ed assembla prodotti per la preparazione dei cibi, tra cui, in particolare, il "Kenwood Chef", con un efficiente sistema che consente di gestire l'adeguamento dei prodotti alle caratteristiche specifiche di ogni mercato di commercializzazione aggiungendo, solo alla fine del processo di imballaggio, gli elementi differenzianti (manualistica, spine elettriche, accessori). Inoltre, in questo impianto vengono realizzati componenti per i prodotti Kenwood, quali, a titolo esemplificativo, filtri per l'acqua.

Infine, nello stabilimento di Prato, Ariete S.p.A. assembla una piccola quantità dei propri prodotti per la preparazione e la cottura dei cibi, nonché per la pulizia della casa e per lo stiro, altrimenti acquistati da produttori terzi.

*1.2.1.b.5 Controllo Qualità e Assicurazione Qualità*

Il Gruppo monitora costantemente la qualità dei prodotti attraverso due funzioni distinte: Controllo Qualità e Assicurazione Qualità, coordinate nell'ambito della Direzione Qualità.

Il Controllo Qualità interessa primariamente l'esame operativo dei requisiti qualitativi dei prodotti commercializzati e si articola in una serie di verifiche.

Innanzitutto, il Gruppo emette ordini di acquisto esclusivamente nei confronti di fornitori approvati ed inseriti in un apposito elenco, i cui processi produttivi vengono monitorati con ispezioni periodiche. Le forniture sono, inoltre, sottoposte a controlli a campione, effettuati con modalità che tengono conto della complessità delle merci fornite e delle statistiche sugli aspetti qualitativi degli approvvigionamenti effettuati in precedenza dallo stesso fornitore. Il patrimonio di conoscenza dei processi industriali interno consente al Gruppo di esercitare un penetrante controllo sull'efficienza e sulla qualità anche delle lavorazioni che vengono decentrate presso produttori terzi.

Gli accertamenti nella fase di produzione avvengono mediante sistemi di controllo e di collaudo automatici che assicurano elevati livelli qualitativi dei prodotti finiti dal punto di vista della sicurezza e della conformità funzionale. Vengono altresì effettuate verifiche *ad hoc* al fine di appurarne la completezza e la perfezione estetica.

I prodotti finiti vengono sottoposti ad ulteriori accertamenti a campione che ne prevedono l'analisi costruttiva completa, il ricollaudo (per quanto riguarda la sussistenza dei requisiti di sicurezza, funzionalità ed estetica), nonché prove di vita che ne simulano le reali condizioni di utilizzo per periodi prolungati.

Per quanto riguarda l'Assicurazione Qualità, il Gruppo ha implementato al suo interno metodi e regole per prevenire in tutte le funzioni aziendali i rischi e le cause di non conformità.

Alla data del Prospetto Informativo, risultano certificate ISO 9001 Climaveneta S.p.A. (dal 1992), Kenwood Limited (dal 1994, per quanto riguarda lo stabilimento di Havant), Radel S.p.A. (dal 1995), Simac - Vetrella S.p.A. (dal 1996, per quanto riguarda lo stabilimento di Dolo), Elba S.p.A. (dal 1998) ed Ariagel S.p.A. (dal 2001).

Per quanto riguarda le altre società del Gruppo, che peraltro già operano a fronte di procedure scritte che soddisfano i requisiti della normativa ISO 9001, sono stati attivati i programmi per l'ottenimento delle relative certificazioni. Il *management* prevede che le so-

cietà che operano nel settore del condizionamento otterranno il rilascio della certificazione entro il 2002.

Il *management* prevede altresì che entro il 2002 l'intero Gruppo Kenwood dovrebbe essere certificato ISO 9001.

*1.2.1.b.6 La logistica*

Le principali società del Gruppo De'Longhi adottano sistemi di logistica e movimentazione concepiti in funzione delle caratteristiche delle rispettive produzioni, reti distributive e clientela. Tali sistemi sono accomunati da una struttura, determinata a livello di Gruppo, che distingue tra logistica primaria (ovvero la funzione che si occupa del trasporto dei prodotti dagli stabilimenti ai magazzini regionali) e secondaria (consegna dei prodotti dai magazzini regionali ai clienti).

La fase della logistica primaria viene curata direttamente dal Gruppo che utilizza una rete di 9 magazzini. Il magazzino principale, sito presso lo stabilimento di Mignagola, è dotato di un sistema computerizzato che gestisce lo stoccaggio dei prodotti provenienti dai diversi stabilimenti e li trasferisce nelle baie di carico in base agli ordini ricevuti.

La logistica secondaria è invece prevalentemente terziarizzata e presenta caratteristiche diverse per i mercati esteri e per quello italiano. Per quanto riguarda l'estero, il Gruppo De'Longhi si affida perlopiù a società che gestiscono le fasi caratteristiche della logistica distributiva: stoccaggio nel magazzino di competenza territoriale, movimentazione e consegna al cliente. In Italia il Gruppo De'Longhi si avvale dei servizi di TNT Tecnologistica, che mette a disposizione numerosi magazzini distribuiti sul territorio nazionale. La puntualità delle consegne ed il livello di assortimento dei centri di smistamento sono monitorati dalla Società attraverso un sistema di controllo *on line* sviluppato dal Gruppo De'Longhi ed integrato con il sistema informativo di TNT Tecnologistica.

Il Gruppo De'Longhi è, inoltre, attrezzato negli Stati Uniti d'America per lo scambio elettronico di informazioni di natura logistica (EDI o "*Electronic Data Interchange*") con la propria rete di clienti.

Il Gruppo Kenwood utilizza due magazzini principali situati ad Havant (Inghilterra) e Roermond (Olanda), in cui viene effettuato lo stoccaggio e la distribuzione secondaria della grande maggioranza dei prodotti provenienti dalla Cina. La parte rimanente della produzione viene spedita, invece, direttamente dai fornitori ubicati in Cina. La distribuzione dei prodotti di Ariete S.p.A. si basa invece su un magazzino principale sito in Calenzano (FI).

*1.2.1.b.7 Commercializzazione*

Il *management* ritiene di aver sviluppato una rete distributiva capace di coprire adeguatamente i mercati principali in cui opera e che tale rete costituisca un punto di forza, in quanto in grado di supportare volumi di vendita significativamente superiori a quelli attuali, con marginali incrementi dei costi fissi.

L'organizzazione distributiva del Gruppo è concepita in modo da raggiungere due obiettivi principali: (i) adattarne le caratteristiche a singoli mercati e canali distributivi, al fine di rispondere in modo specifico alle esigenze della clientela; e (ii) assicurare ai singoli marchi il mantenimento della propria identità, per ottimizzare il presidio di diverse quote di mer-

cato e mantenere un posizionamento adeguato in termini di prezzo. Per tale ragione ciascun marchio è dotato di un'autonoma rete distributiva che si rivolge ai differenti canali (per una descrizione dei quali, *cfr.* Paragrafo 1.2.4).

I prodotti a marchio De'Longhi sono commercializzati su due canali differenziati, quello *consumer* e quello professionale.

Nel canale *consumer*, la struttura commerciale De'Longhi si articola in tre distinte Direzioni Commerciali: (i) Elettrodomestici Estero; (ii) Elettrodomestici Italia; e (iii) Clima e Cucine Italia (quest'ultima Direzione commercializza cucine *free standing* e *built in* anche a marchio Elba).

Nei canali installatori e medi e grandi impiantisti, la Società si avvale della Direzione Commerciale e *Marketing* Condizionamento Fisso e *Home System* che si rivolge agli impiantisti, agli installatori ed ai progettisti, sia con riferimento al mercato nazionale, sia ai principali mercati esteri.

Per quanto riguarda il presidio del territorio nazionale, la Società si avvale, per la distribuzione dei propri prodotti, di circa 100 agenzie dislocate nelle varie regioni e province, le cui dimensioni variano in funzione della vastità dell'area in cui operano e delle caratteristiche delle rispettive clientele.

Nei mercati esteri l'attività distributiva è coordinata da filiali dirette in quei paesi in cui la Società può contare su una massa critica significativa (Benelux, Canada, Francia, Germania, Giappone, Gran Bretagna e Stati Uniti d'America), da uffici commerciali (in Cina, Russia ed Ucraina) e in altri 45 paesi da reti di distributori qualificati, spesso legati da rapporti di esclusiva, che permettono una distribuzione capillare anche in assenza di un presidio diretto.

Gli altri marchi del Gruppo (Ariagel, SIMAC, Climaveneta, Radel, Elba e La Supercalor) si servono di direzioni commerciali e strutture distributive autonome, che in Italia si avvalgono di agenti plurimandatari e, all'estero, di distributori/importatori qualificati (con l'eccezione di Climaveneta S.p.A., che ha una filiale diretta in Germania).

Alle strutture sopra descritte si sono recentemente aggiunte quelle del Gruppo Kenwood, che assicurano una copertura capillare del territorio britannico e contano filiali dirette in Austria, Francia, Germania, Hong Kong, Italia, Malesia, Polonia, Singapore e Sud Africa. Il *management* ritiene che la combinazione delle reti distributive De'Longhi e Kenwood, ed in particolare la complementare dislocazione delle filiali, rappresenti una significativa opportunità di crescita in quanto consente di proporre i rispettivi prodotti anche in mercati nei quali i medesimi non sono presenti in misura significativa (in particolare, Canada, Italia e Stati Uniti d'America per quelli a marchio Kenwood, Austria, Estremo Oriente e Sud Africa per quelli appartenenti al Gruppo De'Longhi). La Direzione Commerciale del Gruppo Kenwood, situata presso la sede di Havant, annovera oltre 50 risorse dedicate.

Per quanto concerne la politica di motivazione della forza vendita, il Gruppo destina al personale con responsabilità commerciali sistemi di incentivazione (i cui benefici possono arrivare fino al 30% della retribuzione annua) legati ai risultati ottenuti, in termini di fatturato e margini. Le strutture distributive indirette (agenzie, importatori e distributori) sono invece oggetto di sistemi di incentivazione di tipo provvigionale per quanto riguarda le reti Italia, e legate ai volumi di fatturato per quanto riguarda i distributori esteri.

*1.2.1.b.8 Assistenza post-vendita*

Il servizio *post*-vendita *consumer* viene curato da una direzione centralizzata composta di oltre 40 risorse. Tale servizio, che riveste un'importanza fondamentale nella politica commerciale del Gruppo, è organizzato per aree geografiche e tipologia di prodotto. In particolare, il Gruppo si avvale di una struttura capillare di centri assistenza convenzionati. Per i mercati esteri, i centri di assistenza sono gestiti direttamente dalle filiali o dai distributori locali, i quali, in qualche caso, curano anche la gestione del servizio. Il Gruppo dedica particolare attenzione alla formazione del personale tecnico dei centri di assistenza, delle filiali e dei distributori, che si articola sia su corsi specifici organizzati periodicamente, sia sulla produzione e diffusione di documentazione tecnica, alla quale si può accedere attraverso la rete informatica aziendale. L'assistenza *post*-vendita raccoglie inoltre informazioni di natura statistica sulla tipologia di guasti e difetti riscontrati, che vengono poi utilizzate dalle funzioni di controllo qualità per migliorare la produzione del Gruppo.

Per quanto concerne i prodotti commercializzati attraverso il canale installatori (riscaldamento e condizionamento fisso) il Gruppo cura, tramite la direzione commerciale competente, la gestione della distribuzione dei pezzi di ricambio e della documentazione tecnica, nonché la formazione degli installatori o del personale di centri di assistenza specifici.

Per quanto concerne specificamente Climaveneta S.p.A., che si rivolge al canale dei medi e grandi impiantisti, la particolare criticità della funzione di assistenza tecnica *post*-vendita in relazione alla tipologia di prodotto ha comportato lo sviluppo di una struttura autonoma. Tale struttura è in grado di effettuare tempestivamente interventi manutentori qualificati grazie anche a sistemi di registrazione e diagnostica automatica dei malfunzionamenti, controllabili anche da postazioni remote.

Per quanto riguarda, infine, il Gruppo Kenwood, il servizio *post*-vendita è assicurato da una direzione centrale.

*1.2.1.b.9 Sistemi informativi*

I sistemi informativi delle principali società del Gruppo vengono gestiti dalla controllata E-Services S.r.l. e si basano essenzialmente sul *software* gestionale SAP. La decisione di adottare un unico sistema informativo da estendere progressivamente a tutte le società del Gruppo risale al 1996 ed è volta a raggiungere obiettivi di tempestività, omogeneità ed integrazione dell'informazione. Alla data del Prospetto Informativo, il sistema SAP è stato adottato dalla Società, da Simac - Vetrella S.p.A., da DL Radiators S.p.A., da Radel S.p.A., da Elba S.p.A., da De'Longhi America Inc., da De'Longhi Nederland B.V. e da De'Longhi Deutschland GmbH per un totale di oltre 1.000 utenti abilitati. Le conoscenze maturate nell'applicazione del sistema SAP alle varie società del Gruppo hanno consentito ad E-Services S.r.l. di ottenere la certificazione di *partner* SAP, ossia di soggetto abilitato a sviluppare ed implementare, senza intervento della casa madre, *software* applicativo in ambiente SAP.

Le funzioni del sistema SAP consentono una gestione integrata di tutti i principali aspetti dell'attività produttiva e commerciale del Gruppo, tra cui la logistica, le scorte, il magazzino, gli ordini, le vendite e la movimentazione di materie prime, semilavorati e prodotti finiti sia tra le società del Gruppo che tra queste e la rete distributiva. Le informazioni così trattate ed elaborate costituiscono la base del sistema di contabilità gestionale e di controllo interno.

La Società intende proseguire il piano di estensione del sistema informativo alle altre società del Gruppo, tra cui quelle del Gruppo Kenwood (che attualmente utilizza due distinti sistemi informativi per la gestione, da un lato, degli acquisti, della produzione e del magazzino e, dall'altro, delle vendite), e sfruttare più compiutamente la possibilità, consentita dall'architettura aperta del sistema SAP, di integrare efficientemente i fornitori e gli altri interlocutori esterni al Gruppo.

Il *management* ritiene che il programma di applicazione alle società del Gruppo del *software* SAP verrà completato entro l'esercizio 2003.

### *1.2.1.c L'acquisizione del Gruppo Kenwood*

*L'acquisizione*

Il 16 febbraio 2001, De'Longhi Pinguino S.A., società interamente controllata dall'Emittente, ha annunciato il lancio di un'offerta pubblica d'acquisto sul 100% del capitale di Kenwood Appliances plc, società a capo del Gruppo Kenwood, quotata sul *London Stock Exchange*. Il prezzo di offerta, pari a 100 *pence* per azione, incorporava un premio del 37% rispetto al prezzo di chiusura del 12 dicembre 2000 (data immediatamente precedente l'annuncio fatto al mercato da Kenwood Appliances plc circa l'esistenza di trattative in merito ad una possibile acquisizione).

In data 17 aprile 2001, su richiesta della società offerente, le azioni di Kenwood Appliances plc sono state escluse dalle negoziazioni. In data 24 maggio 2001 si è conclusa la procedura avente ad oggetto l'acquisto delle azioni non apportate all'offerta pubblica di acquisto, ad esito della quale De'Longhi Pinguino S.A. possiede l'intero capitale sociale di Kenwood Appliances plc. Il prezzo di acquisto dell'intera partecipazione, inclusivo degli oneri accessori, ammonta a Lire 148 miliardi, finanziato attraverso un'apertura di credito a medio termine.

*Storia*

Il Gruppo Kenwood si è affermato fin dagli anni '50 nel mercato britannico, e successivamente, nei mercati internazionali, grazie alle proprie linee di prodotti per la cottura e preparazione dei cibi.

Nel 1994, con l'acquisizione di Ariete S.p.A., il Gruppo Kenwood ha rafforzato la propria posizione nel mercato dei prodotti per la cottura e preparazione dei cibi ed ha fatto il proprio ingresso nel mercato dei prodotti per la pulizia della casa e lo stiro.

Kenwood Appliances plc, anteriormente all'acquisizione società a capitale diffuso con quote di rilievo detenute da investitori istituzionali, era stata precedentemente controllata, nel corso degli anni, dal fondatore, Kenneth Wood, dalla multinazionale britannica Thorn EMI e da un gruppo di *manager* a seguito di un'operazione di *management buy-out*.

Nella seconda parte degli anni '90 il Gruppo Kenwood incontra significative difficoltà finanziarie ed economiche a seguito delle quali, dal 1997, avvia una ristrutturazione tesa alla trasformazione da gruppo manifatturiero verticalmente integrato, localizzato prevalentemente nel Regno Unito, a realtà a minore intensità produttiva prevalentemente focalizzata sulla struttura distributiva e sulla gestione dei marchi. Tale processo ha comportato, tra l'altro, la dismissione delle attività non strategiche, la terziarizzazione e delocalizzazione dei processi produttivi in paesi a basso costo di manodopera, una riduzione dell'indebitamen-

to e delle esigenze di capitale circolante, nonché una forte riduzione del fatturato, peraltro in ripresa nel corso dell'ultimo esercizio.

La ristrutturazione del Gruppo Kenwood non ha interessato la controllata Ariete S.p.A. che, nel corso degli ultimi tre esercizi, ha registrato margini operativi e risultati d'esercizio positivi ed in crescita.

*Informazioni economico-finanziarie di particolare rilievo*

Negli esercizi riportati al 31 dicembre 1998, 1999 e 2000 il Gruppo Kenwood ha registrato ricavi *Pro-Forma* per Lire 455.408 milioni, Lire 424.884 e Lire 487.689 milioni ed un EBITDA *Pro-Forma* per rispettivamente Lire 45.237 milioni, Lire 37.863 e Lire 38.776 milioni. Il processo di ristrutturazione, che alla data del Prospetto Informativo è sostanzialmente completato, ha comportato significativi oneri straordinari (stimati dal *management* in circa Lire 47.400 milioni) che, negli ultimi tre esercizi, hanno concorso, unitamente agli oneri finanziari, a determinare una perdita *Pro-Forma* rispettivamente di Lire 16.894 milioni, Lire 49.358 milioni e Lire 18.508 milioni. Si segnala peraltro che l'esercizio chiuso al 31 dicembre 2000 è stato caratterizzato da un andamento del cambio Dollaro/Sterlina particolarmente sfavorevole per l'attività del Gruppo Kenwood, in assenza del quale si sarebbero registrati risultati significativamente superiori.

*Opportunità di crescita e sviluppo legate all'acquisizione*

Attualmente il Gruppo Kenwood detiene una posizione di *leadership* nel Regno Unito ([22]) nel mercato dei prodotti per la preparazione e la cottura dei cibi ed una posizione di rilievo nel mercato dei prodotti per la pulizia della casa e lo stiro.

L'acquisizione del Gruppo Kenwood consente al Gruppo, già *leader* ([23]) nei segmenti del riscaldamento e della climatizzazione portatile, di ottenere una posizione primaria ed una massa critica importante in un segmento di attività competitivo ma strategico come quello della cottura e preparazione dei cibi. A tale riguardo assume particolare rilievo l'incrementata dimensione del Gruppo nei mercati britannico ed italiano.

Il *management* ritiene che tale acquisizione rappresenti per il Gruppo un'importante opportunità di crescita e di miglioramento della redditività, per le rilevanti sinergie, per la complementarietà delle rispettive gamme di prodotto, per l'aumentata capacità d'acquisto, per la complementarietà delle organizzazioni commerciali e delle strutture produttive e per le aumentate capacità di interloquire con i principali clienti.

Complementarietà di prodotto

Con l'acquisto di Kenwood Appliances plc, il Gruppo ottiene una posizione di rilievo nel segmento dei prodotti per la cottura e preparazione dei cibi, abbinando alla *leadership* italiana ed alla forte presenza del Gruppo De'Longhi nel settore della cottura, la *leadership* in Gran Bretagna ([24]) del Gruppo Kenwood nel contiguo settore delle macchine per

(22) Elaborazioni del *management* su fonti Gesellschaft für Konsumforschung.

(23) Elaborazioni del *management* su fonti AC Nielsen, Gesellschaft für Konsumforschung, Market Facts, RIC, A.N.I.M.A., BSRIA.

(24) Elaborazioni del *management* su fonti Gesellschaft für Konsumforschung.

la preparazione dei cibi. Kenwood Appliances plc si è, infatti, affermata anche in campo internazionale grazie alla linea di impastatrici semiprofessionali "Kenwood Chef", che non ha omologhi nella gamma De'Longhi. Il Gruppo Kenwood dispone inoltre di un'ampia gamma di tostapane e bollitori elettrici che costituisce un'importante integrazione dell'offerta del Gruppo in tali linee di prodotto. Ulteriori sinergie possono essere conseguite anche (i) nel settore delle friggitrici dove i marchi De'Longhi e Kenwood detengono importanti quote di mercato, con linee di prodotti dalle caratteristiche tecniche e modalità di utilizzo differenti; (ii) nel settore dei pulitori a vapore e dei sistemi per lo stiro, dove le gamme Ariete, da un lato, e De'Longhi e SIMAC, dall'altro, si integrano e completano vicendevolmente; e (iii) nel settore delle grattugie e passaverdure elettrici, prodotti che non figuravano nell'offerta del Gruppo anteriormente all'acquisizione.

Aumentata capacità di acquisto

Il *management* ritiene che la combinazione del potere d'acquisto del Gruppo De'Longhi e del Gruppo Kenwood consenta di ottenere significative economie di scala anche grazie all'aumentata massa critica ed alla possibilità di comparare le condizioni praticate dai fornitori comuni. Tale convinzione trova conferma nella circostanza che, alla data del Prospetto Informativo, il *management* ha già ottenuto consistenti riduzioni dei prezzi d'acquisto di prodotti finiti da parte di alcuni fornitori del Gruppo Kenwood.

Complementarietà distributive

Il *management* ritiene che le strutture distributive del Gruppo De'Longhi e del Gruppo Kenwood presentino un elevato grado di complementarietà. Il Gruppo Kenwood dispone, in Sud Africa, Austria ed Estremo Oriente, paesi in cui il Gruppo non ha ancora consolidato la propria presenza, di una forte rete distributiva, che verrà utilizzata quale piattaforma per l'introduzione in quei mercati di prodotti a marchio De'Longhi non presenti nella gamma Kenwood. Per contro, il *management* ritiene di poter utilizzare l'articolata rete distributiva del Gruppo De'Longhi a vantaggio della penetrazione dei prodotti Kenwood ed Ariete in Italia, nel nord America ed in Giappone, anche con l'utilizzo del marchio De'Longhi.

Aumentata capacità di rapportarsi ai propri clienti

Il *management* ritiene che il Gruppo, grazie alla massa critica conseguita dall'integrazione con il Gruppo Kenwood, potrà realizzare sinergie nei rapporti con i principali clienti. In particolare saranno disponibili maggiori risorse da dedicare alla gestione ed allo sviluppo di tali rapporti, alle attività promozionali ed al concepimento di prodotti riservati in via esclusiva ai clienti strategici, tra cui in particolare quelli della distribuzione organizzata.

Complementarietà produttive

Il Gruppo De'Longhi ed il Gruppo Kenwood hanno storicamente applicato modelli produttivi differenti, che hanno consentito di sviluppare competenze differenziate e complementari. Mentre De'Longhi vanta una forte vocazione industriale che ha portato alla progressiva creazione di moderne strutture produttive, con un solido *know-how* ed una rapida risposta nella messa a punto e lancio di nuovi prodotti, Kenwood Appliances plc ha puntato su un modello caratterizzato da una forte capacità progettuale accompagnata da una struttura produttiva leggera, basata sia sulla riallocazione delle lavorazioni in paesi a basso costo di manodopera, sia sulla parziale terziarizzazione dei processi. Il *management* ritiene

che la combinazione delle diverse esperienze offra significative opportunità di crescita, in quanto consente al Gruppo De'Longhi di avvalersi delle strutture produttive del Gruppo Kenwood per riallocare volumi incrementali di produzione nello stabilimento di Quing-Xi Town (migliorando la produttività e l'efficienza ed utilizzando al meglio la capacità produttiva non ancora saturata) o presso produttori terzi ubicati in Cina, ed al Gruppo Kenwood di beneficiare delle superiori competenze produttive della Società.

Il *management* ha destinato specifiche risorse al processo di integrazione tra il Gruppo De'Longhi ed il Gruppo Kenwood, cui sono dedicati *team* di lavoro congiunti che si occupano, rispettivamente, di produzione, acquisti, prodotti e mercati, finanza e circolante e logistica. L'attività dei vari gruppi viene costantemente coordinata da un comitato cui partecipano, tra l'altro, gli Amministratori Delegati di De'Longhi e Kenwood Appliances plc. Il *management* ritiene che le sinergie realizzabili con l'integrazione siano in grado di produrre significativi effetti positivi sui risultati consolidati già a partire dall'esercizio in corso.

### 1.2.2 Ricavi e margine lordo industriale per linea di prodotto e ricavi per aree geografiche

L'attività del Gruppo si articola nelle quattro linee di attività descritte al Paragrafo 1.2.1.a e si rivolge a diversi mercati geografici.

La tabella che segue indica l'andamento dei ricavi Consolidati *Pro-Forma* Combinati al 31 dicembre 1998, 1999 e 2000 per ciascuna linea di attività, con indicazione separata dei ricavi *Pro-Forma* realizzati dal Gruppo De'Longhi e dal Gruppo Kenwood.

**Ricavi**

| | 1998 | 1999 | 2000 | Variazione 1998-1999 | Variazione 1999-2000 |
|---|---|---|---|---|---|
| | (Milioni di Lire) | (Milioni di Lire) | (Milioni di Lire) | % | % |
| **Gruppo De'Longhi** | | | | | |
| Riscaldamento | 334.460 | 349.398 | 410.919 | 4,5 | 17,6 |
| Condizionamento e trattamento dell'aria | 351.829 | 430.162 | 465.062 | 22,3 | 8,1 |
| Cottura e preparazione cibi | 413.453 | 438.480 | 509.849 | 6,1 | 16,3 |
| Pulizia casa e stiro | 143.622 | 134.384 | 133.361 | –6,4 | –0,8 |
| Altro | 47.334 | 41.396 | 65.301 | –12,5 | 57,7 |
| **Totale De'Longhi** | **1.290.698** | **1.393.820** | **1.584.492** | **8,0** | **13,7** |
| **Gruppo Kenwood** | | | | | |
| Condizionamento e trattamento dell'aria | 9.936 | 9.328 | 6.939 | –6,1 | –25,6 |
| Cottura e preparazione cibi | 359.110 | 325.493 | 363.280 | –9,4 | 11,6 |
| Pulizia casa e stiro | 67.727 | 77.772 | 97.376 | 14,8 | 25,2 |
| Altro | 18.635 | 12.291 | 20.094 | –34,0 | 63,5 |
| **Totale Kenwood** | **455.408** | **424.884** | **487.689** | **–6,7** | **14,8** |
| **Totale Gruppo** | **1.746.106** | **1.818.704** | **2.072.181** | **4,2** | **13,9** |

La tabella che segue indica l'andamento del margine lordo industriale per ciascuna linea di attività, con indicazioni separate dei risultati ottenuti dal Gruppo De'Longhi e dal Gruppo Kenwood. I bilanci *Pro-Forma* considerati sono omogenei a quelli utilizzati nella tabella precedente.

## Margine lordo industriale

| | 1998 | | 1999 | | 2000 | |
|---|---|---|---|---|---|---|
| | Milioni di Lire | % sui ricavi | Milioni di Lire | % sui ricavi | Milioni di Lire | % sui ricavi |
| **Gruppo De'Longhi** | | | | | | |
| Riscaldamento | 119.760 | 35,8 | 141.808 | 40,6 | 168.899 | 41,1 |
| Condizionamento e trattamento dell'aria | 124.463 | 35,4 | 171.953 | 40,0 | 180.837 | 38,9 |
| Cottura e preparazione cibi | 145.463 | 35,2 | 162.161 | 37,0 | 189.282 | 37,1 |
| Pulizia casa e stiro | 46.829 | 32,6 | 47.832 | 35,6 | 46.492 | 34,9 |
| Altro | (1.769) | -3,7 | 1.465 | 3,5 | 6.666 | 10,2 |
| **Totale De'Longhi** | **434.746** | **33,7** | **525.219** | **37,7** | **592.176** | **37,4** |
| **Gruppo Kenwood** | | | | | | |
| *Condizionamento e* trattamento dell'aria | 2.538 | 25,6 | 3.123 | 33,5 | 1.581 | 22,8 |
| Cottura e preparazione cibi | 110.187 | 30,7 | 110.271 | 33,9 | 123.487 | 34,0 |
| Pulizia casa e stiro | 28.529 | 42,1 | 25.699 | 33,0 | 31.289 | 32,1 |
| Altro | 9.373 | 50,3 | 7.161 | 58,3 | 9.595 | 47,7 |
| **Totale Kenwood** | **150.627** | **33,1** | **146.254** | **34,4** | **165.952** | **34,0** |
| **Totale Gruppo** | **585.373** | **33,5** | **671.473** | **36,9** | **758.128** | **36,6** |

La tabella che segue indica la suddivisione per area geografica dei ricavi *Pro-Forma* del Gruppo De'Longhi e del Gruppo Kenwood. I bilanci *Pro-Forma* considerati sono omogenei a quelli utilizzati nella tabella precedente.

## Ricavi per area geografica

| | 1998 | | 1999 | | 2000 | | Variazione 1998-1999 | Variazione 1999-2000 |
|---|---|---|---|---|---|---|---|---|
| | Milioni di Lire | % sui ricavi | Milioni di Lire | % sui ricavi | Milioni di Lire | % sui ricavi | % | % |
| **Gruppo De'Longhi** | | | | | | | | |
| Italia | 465.541 | 36,1 | 517.894 | 37,2 | 523.891 | 33,1 | 11,2 | 1,2 |
| Gran Bretagna | 131.267 | 10,2 | 143.442 | 10,3 | 160.876 | 10,2 | 9,3 | 12,2 |
| Resto Europa | 372.983 | 28,9 | 382.809 | 27,5 | 422.917 | 26,7 | 2,6 | 10,5 |
| Stati Uniti (*) | 111.314 | 8,6 | 147.114 | 10,6 | 194.670 | 12,3 | 32,2 | 32,3 |
| Giappone | 43.184 | 3,3 | 66.931 | 4,8 | 101.532 | 6,4 | 55,0 | 51,7 |
| Resto del mondo | 166.409 | 12,9 | 135.629 | 9,7 | 180.606 | 11,4 | –18,5 | 33,2 |
| **Totale De'Longhi** | **1.290.698** | **100** | **1.393.820** | **100** | **1.584.492** | **100** | **8,0** | **13,7** |
| **Gruppo Kenwood** | | | | | | | | |
| Italia | 75.256 | 16,5 | 69.508 | 16,4 | 71.353 | 14,6 | –7,6 | 2,7 |
| Gran Bretagna | 121.591 | 26,7 | 120.634 | 28,4 | 146.931 | 30,1 | –0,8 | 21,8 |
| Resto Europa | 151.904 | 33,4 | 138.846 | 32,7 | 146.692 | 30,1 | –8,6 | 5,7 |
| Stati Uniti (*) | 15.170 | 3,3 | 16.810 | 4,0 | 15.650 | 3,2 | 10,8 | –6,9 |
| Giappone | 1.976 | 0,4 | 1.500 | 0,4 | 3.429 | 0,7 | –24,1 | 128,6 |
| Resto del mondo | 89.511 | 19,7 | 77.586 | 18,3 | 103.634 | 21,3 | –13,3 | 33,6 |
| **Totale Kenwood** | **455.408** | **100** | **424.884** | **100** | **487.689** | **100** | **–6,7** | **14,8** |
| **Totale** | **1.746.106** | | **1.818.704** | | **2.072.181** | | **4,2** | **13,9** |

(*) Il dato comprende i ricavi realizzati in Canada ed in Messico.

### 1.2.3 Andamento del portafoglio ordini

La produzione industriale del Gruppo viene pianificata su indicazione delle Direzioni Commerciali, che, raccolti i *budget* dalle filiali o dai distributori, predispongono un piano previsionale di vendite su base annuale, elaborato in funzione di proiezioni statistiche del fabbisogno futuro (ricavate dall'analisi del venduto nell'anno precedente), dell'andamento dei vari mercati e del lancio di nuovi prodotti.

Tale piano previsionale viene sistematicamente aggiornato sulla base di *budget* periodici predisposti dai distributori e dalle filiali, contenenti conferme mensili di acquisti (a 30 giorni dalla consegna) e previsioni indicative trimestrali (a 90 giorni dalla consegna).

Data la natura della maggior parte dei prodotti del Gruppo, l'evoluzione del portafoglio ordini non costituisce un'indicazione significativa dell'andamento dell'esercizio. In ogni caso, il Gruppo dispone di linee di produzione caratterizzate da una flessibilità e fungibilità tali da far fronte a variazioni anche significative della domanda (*cfr.* Paragrafo 1.2.1.b.4).

### 1.2.4 Canali di vendita utilizzati e politiche promozionali

*1.2.4.a Canali di vendita*

Il Gruppo distribuisce i propri prodotti attraverso tre distinti canali di vendita: (i) *consumer*; (ii) installatori; e (iii) medi e grandi impiantisti.

I clienti serviti dal canale *consumer* sono costituiti principalmente da negozi indipendenti autorizzati, catene di specialisti, grande distribuzione, grandi magazzini e cataloghisti. Il peso delle singole categorie all'interno del canale varia in misura significativa a seconda dei diversi mercati geografici, variazione cui il Gruppo risponde adattando la propria struttura distributiva alle singole realtà locali.

Il canale *consumer* ha assorbito circa il 78% delle vendite Consolidate *Pro-Forma* Combinate nell'esercizio chiuso al 31 dicembre 2000 e comprende i prodotti c.d. "a scaffale", ovvero che possono essere acquistati e installati direttamente dal consumatore finale, senza assistenza. Il Gruppo distribuisce attraverso tale canale i prodotti per la cottura e la preparazione dei cibi, per il riscaldamento mobile (elettrico, a gas e con altri combustibili), i condizionatori portatili, gli altri prodotti per il trattamento dell'aria (deumidificatori, purificatori ed umidificatori) ed i prodotti per la pulizia della casa e lo stiro.

Il canale degli installatori è composto principalmente da impiantisti, idraulici e frigoristi, che offrono ai consumatori finali un servizio di vendita e di installazione ed interessa la commercializzazione di prodotti con caratteristiche *standard* che richiedono un'attività di installazione presso il cliente finale non particolarmente complessa. Vengono distribuiti attraverso tale canale i prodotti per il riscaldamento fisso (principalmente radiatori in acciaio) e del condizionamento fisso (murali *split*).

Il canale dei medi e grandi impiantisti è diretto alla commercializzazione di grandi impianti, generalmente commissionati nell'ambito di appalti di impresa. Il personale tecnico e commerciale che presidia tale canale di vendita deve pertanto disporre di specifiche competenze in relazione a prodotti complessi, caratterizzati da un basso grado di standardizzazione.

I canali installatori e medi e grandi impiantisti hanno assorbito circa il 22% delle vendite Consolidate *Pro-Forma* Combinate nell'esercizio chiuso al 31 dicembre 2000.

Si segnala che i dati relativi al fatturato per canale di vendita comprendono anche le vendite OEM effettuate dal Gruppo, che hanno rappresentato circa il 6% del fatturato Consolidato *Pro-Forma* Combinato al 31 dicembre 2000.

*1.2.4.b Politiche promozionali e di comunicazione*

Il *management* ritiene che la politica di promozione adottata dal Gruppo - a supporto della quale sono stati investiti su base Consolidata *Pro-Forma* Combinata negli esercizi 1998, 1999 e 2000 rispettivamente Lire 87,9 miliardi, Lire 96,8 miliardi e Lire 104,1 miliardi (di cui Lire 27,4 miliardi, Lire 27,5 miliardi e Lire 28,2 miliardi dal Gruppo Kenwood) - costituisca uno degli elementi alla base del rapido sviluppo del medesimo.

Coerentemente con la propria natura di specialista in vari segmenti di mercato, il Gruppo focalizza le proprie campagne promozionali sulle caratteristiche specifiche di selezionati prodotti posizionati nelle fasce di maggior valore, evidenziando le qualità ed i benefici derivanti dal loro utilizzo. Emblematica a tale riguardo la scelta di attribuire a numerosi prodotti destinati al canale *consumer* denominazioni che ne richiamano il beneficio reso: si ricordano, in proposito, il condizionatore portatile "Pinguino", la friggitrice "Friggimeglio", il termoventilatore "Caldobagno", i sistemi da stiro "Stiromeglio", i forni "Sfornatutto", i termoradiatori "Dragon De'Longhi" e "Rapido De'Longhi". Il successo di tale formula, che trova conferma nella circostanza che le denominazioni di alcuni prodotti del Gruppo sono diventate pressoché sinonimo di un intero segmento di mercato, ha consentito al *management* sia di massimizzare le vendite dei prodotti oggetto di campagne promozionali, sia di far leva sulla loro notorietà per offrire con successo la vasta gamma di prodotti del Gruppo.

La comunicazione pubblicitaria del Gruppo si svolge attraverso tre livelli principali.

Il primo, e più importante, è costituito dai *media*, ed in particolare dalla televisione che, a giudizio del *management*, si presta meglio di ogni altro mezzo a raggiungere il vasto pubblico *consumer*.

Il secondo livello è rappresentato dal c.d. "*cooperative advertising*" che consiste in attività pubblicitarie o promozionali (quali volantini, *mailing*, campagne stampa e, in misura minore, televisive) gestite, sotto il coordinamento del Gruppo, direttamente dai clienti ai quali viene riconosciuto, a fronte dell'investimento sostenuto, un contributo specifico.

Il terzo livello è costituito dall'attività di *promo* e *merchandising*, tra cui rientrano le partecipazioni alle fiere di settore ed altre iniziative quali cataloghi, *gadget* ed eventi specifici organizzati presso i punti vendita (c.d. "dimostrazioni").

Il Gruppo Kenwood svolge attività pubblicitaria prevalentemente in Italia, dove opera attraverso la controllata Ariete S.p.A. Il *management* ritiene, peraltro, che la vendita dei prodotti a marchio Kenwood possa ricevere notevole impulso da un maggiore ricorso ad attività promozionali e pubblicitarie.

### 1.2.5 Autonomia gestionale della Società rispetto al gruppo di appartenenza. Dipendenza del Gruppo da fornitori, clienti e finanziatori

*1.2.5.a Autonomia gestionale della Società rispetto al gruppo di appartenenza*

L'Emittente, oltre a svolgere la propria attività produttiva, controlla un gruppo composto da 48 società.

*1.2.5.b Dipendenza da fornitori*

Il Gruppo persegue una politica di diversificazione delle fonti di approvvigionamento di materie prime, componentistica e prodotti finiti. In particolare, pur privilegiando un novero selezionato di fornitori, con i quali ha instaurato rapporti consolidati nel tempo, ha comunque diversificato le proprie fonti in modo da minimizzare i rischi connessi dalla dipendenza da singoli fornitori.

Il volume degli acquisti effettuati presso i primi tre ed i primi dieci fornitori di materie prime del Gruppo De'Longhi rappresentava al 31 dicembre 2000 rispettivamente il 6,3% ed il 10,4% degli acquisti Consolidati *Pro-Forma* ([25]).

Il volume degli acquisti effettuati presso i primi tre ed i primi dieci fornitori di componenti del Gruppo De'Longhi rappresentava al 31 dicembre 2000 rispettivamente il 6,2% ed il 13,1% degli acquisti Consolidati *Pro-Forma* ([26]).

Il volume degli acquisti effettuati presso i primi tre ed i primi dieci fornitori di prodotti finiti del Gruppo De'Longhi rappresentava al 31 dicembre 2000 rispettivamente il 2,9% ed il 5,3% degli acquisti Consolidati *Pro-Forma* ([27]).

Per quanto riguarda il Gruppo Kenwood si segnala che nel febbraio 1999 Kenwood Appliances plc ha concluso un accordo di durata quadriennale, in base al quale si è impegnata ad acquistare da un primario fornitore cinese, che si è impegnato a produrre, prodotti specifici (quali friggitrici, macchine da caffè, *mixer* e bollitori) per un ammontare complessivo di Dollari di Hong Kong 600 milioni (pari a circa Lire 165 miliardi).

*1.2.5.c Dipendenza da clienti*

Il Gruppo non dipende in misura significativa da alcuno dei propri clienti. Il fatturato realizzato con i primi tre ed i primi dieci clienti del Gruppo al 31 dicembre 2000 rappresentava rispettivamente il 5,0% ed il 13,0% del fatturato Consolidato *Pro-Forma* Combinato.

*1.2.5.d Dipendenza da finanziatori*

Il Gruppo non dipende in maniera significativa da alcun soggetto finanziatore. Si segnala, tuttavia, che il Gruppo ha in essere numerosi rapporti con diversi finanziatori, tra i quali il Gruppo UniCredito Italiano, nei cui confronti, al 22 giugno 2001, è esposto per circa Lire 88,5 miliardi, cifra che corrisponde al 13% dell'indebitamento netto bancario del Gruppo.

### 1.2.6 Minacce ed opportunità che caratterizzano l'attività del Gruppo

*1.2.6.a Minacce*

*Quadro competitivo:* alcuni segmenti in cui il Gruppo opera, ed in particolare quelli dei prodotti per la cottura e la preparazione dei cibi e dei prodotti per la pulizia della casa e lo stiro, sono interessati da forte competizione e caratterizzati dalla presenza di concorrenti che, in taluni casi, raggiungono livelli di fatturato superiori a quelli del Gruppo. Il succes-

(25) I dati si riferiscono agli acquisti del Gruppo De'Longhi (esclusa Kenwood Appliances plc).

(26) I dati si riferiscono agli acquisti del Gruppo De'Longhi (esclusa Kenwood Appliances plc).

(27) I dati si riferiscono agli acquisti del Gruppo De'Longhi (esclusa Kenwood Appliances plc).

so del Gruppo in tali ambiti dipende pertanto dalla capacità di progettare e realizzare prodotti innovativi per tecnologia e *design*, nonché di riallocare le lavorazioni a minor valenza distintiva o tecnologica in paesi emergenti, finalizzata ad un contenimento dei costi di produzione.

*Evoluzione del quadro normativo:* il quadro normativo di riferimento (*cfr.* Paragrafo 1.2.13) è particolarmente interessato dalla crescente attenzione dei legislatori e dell'opinione pubblica agli aspetti della tutela dell'ambiente e della salute, nonché dalle posizioni assunte dai governi delle nazioni a maggiore industrializzazione. Sebbene il Gruppo abbia dato prova di saper volgere in vantaggio competitivo i mutamenti normativi, adeguando, in modo tempestivo ed efficace, la propria produzione per rispondere a *standard* più stringenti senza per questo diminuirne le prestazioni, la sua attività potrebbe essere influenzata da un'evoluzione particolarmente restrittiva del quadro normativo. Si segnala peraltro che in caso di ratifica da parte dei vari paesi del protocollo di Kyoto (*cfr.* Paragrafo 1.2.13), il Gruppo potrebbe beneficiare sensibilmente delle conoscenze specifiche nel campo dei gas naturali a basso impatto ambientale.

*1.2.6.b Opportunità*

Il *management* ritiene che i segmenti di prodotto ed i mercati geografici in cui il Gruppo si colloca siano accomunati da prospettive di crescita o per l'incremento del grado di apprezzamento dei consumatori per una determinata tipologia di prodotto (come nel caso dei prodotti per la climatizzazione ed il trattamento dell'aria o delle macchine da caffè) o per la tendenza dei consumatori a sostituire i prodotti posseduti con altri con maggiori prestazioni o qualità (è, per esempio, il caso del settore delle friggitrici, dei forni da *top* e delle cucine).

Il Gruppo ritiene di saper orientare la propria offerta, con riguardo sia alla tipologia, sia alle prestazioni e qualità dei prodotti, in modo da coprire efficacemente i segmenti a maggiore crescita attesa e soddisfare la domanda di beni sostitutivi e migliorativi. Inoltre, il Gruppo dispone di soluzioni tecnologiche avanzate, quali: (i) il "Sistema Evoluzione", capace di combinare in un'unica macchina le funzioni di condizionamento, generazione di acqua calda sanitaria e riscaldamento, e quindi in grado, in alcune situazioni, di sostituire la tradizionale caldaia; (ii) la "Superautomatica", macchina in grado di integrare molteplici funzioni e destinata alla fascia alta della gamma; (iii) un dispositivo brevettato dal Gruppo che sfrutta, in modo innovativo e con costi contenuti, la potenzialità delle applicazioni *Internet* per la telegestione, diagnostica e controllo remoto dei sistemi di climatizzazione portatile, fissa e di grandi dimensioni.

### 1.2.7 Descrizione del mercato di appartenenza

*1.2.7.a Il mercato di riferimento*

Il Gruppo opera in segmenti di mercato accomunati dal concetto di benessere nell'ambito dei prodotti per il riscaldamento, il condizionamento e trattamento dell'aria, la cottura e la preparazione dei cibi e la pulizia della casa e lo stiro e distribuisce i propri prodotti in un vasto numero di paesi.

La molteplicità dei segmenti di attività e delle aree geografiche coperte dal *network* distributivo del Gruppo rende particolarmente complesso il reperimento di dati sulla dimensione del mercato di riferimento provenienti da fonti omogenee per metodologie impiegate

e composizione degli aggregati merceologici. Per tale motivo, allo scopo di fornire una rappresentazione significativa delle dimensioni e dell'andamento dei segmenti di mercato in cui il Gruppo opera, il *management* ha effettuato elaborazioni basate sul raffronto, sulla riaggregazione e sulla combinazione dei dati riportati da una pluralità di fonti ufficiali. Si rileva in particolare che i dati quantitativi qui di seguito presentati, in quanto riferiti ai soli segmenti cui si indirizza l'attività del Gruppo, costituiscono una rappresentazione solo parziale dei più ampi mercati cui i segmenti medesimi appartengono.

*1.2.7.b Riscaldamento*

Il *management*, sulla base dei dati disponibili (28), ha stimato in oltre Lire 6.000 miliardi la dimensione globale nell'anno 2000 dei segmenti del mercato mondiale del riscaldamento in cui il Gruppo opera, mercato che, secondo le stime del *management*, ha registrato una lieve contrazione nel corso dell'ultimo biennio. A giudizio del *management*, tale andamento può essere ricondotto al lieve calo della domanda europea di prodotti per il riscaldamento fisso, dovuto in particolare ad una recente contrazione del mercato tedesco dopo anni di forte crescita seguita alla riunificazione del paese. Questa flessione viene comunque in parte bilanciata dalla positiva *performance* dei prodotti per il riscaldamento mobile.

Il *management* ritiene che la crescita della domanda di prodotti per il riscaldamento mobile nell'ultimo biennio sia attribuibile all'affermarsi di una generale aspirazione verso il *comfort* domestico e ambientale, inteso anche come attenzione ai valori estetici. Questi fattori hanno in misura crescente orientato la crescita soprattutto verso quei prodotti ad alto contenuto di *design*, nei confronti dei quali si è riscontrata una maggiore disponibilità di spesa. Un ulteriore fattore di crescita è rappresentato dalla crescente sensibilità verso la sicurezza, che ha alimentato la crescita del mercato per sostituzione in due direttrici: la ricerca delle soluzioni tecnologiche più aggiornate e l'orientamento verso i prodotti di marca in quanto capaci di meglio soddisfare il bisogno di sicurezza.

*1.2.7.c Condizionamento e trattamento aria*

Il *management* ha valutato sulla base dei dati disponibili (29) in circa Lire 79.000 miliardi il valore complessivo del mercato mondiale del condizionamento e trattamento dell'aria nel 2000, nel cui ambito l'offerta del Gruppo copre tutti i settori.

L'analisi dei dati effettuata dal *management* mostra che il mercato è stato caratterizzato da una rilevante crescita nell'ultimo biennio, con un progresso stimato dal *management* pari a circa il 20% in Italia ed a circa il 10% nel resto d'Europa, in ambito sia residenziale che commerciale.

A giudizio del *management* la crescita del mercato è stata alimentata da una attenzione verso il *comfort*, il benessere e la salute. Nell'ambito di tali fenomeni di crescita si osservano dinamiche differenziate fra i vari segmenti tecnici di prodotto con punte di maggiore espansione della domanda di apparecchi modulari fissi e dei sistemi idronici e ad espansione diretta, che hanno mostrato nello scorso biennio i maggiori tassi di sviluppo in particolare in tutto il mercato europeo. Anche il settore dei deumidificatori, prodotti connotati da un elevato grado di soddisfazione dell'utenza in quanto rispondono a bisogni primari di salubrità e benessere della persona, ha registrato significativi tassi di crescita. Le logiche di acquisto favoriscono in particolare i prodotti distintivi per funzionalità e *design*.

(28) Fonte: Nielsen, Gesellschaft für Konsumforschung, Homeworld.

(29) Fonte: Nielsen, Gesellschaft für Konsumforschung, Market Facts, Appliance/Magazine, BSRIA.

### *1.2.7.d Cottura e preparazione dei cibi*

Il *management,* sulla base dei dati disponibili (30), ha stimato in circa Lire 32.000 miliardi la dimensione globale nel 2000 dei segmenti del mercato della cottura e preparazione dei cibi in cui il Gruppo opera, con un tasso di crescita stimato dal *management* in circa il 3% nell'ultimo biennio.

In tale ambito hanno assunto, a giudizio del *management*, particolare rilievo i fenomeni di crescita nel settore dei forni da *top* del tipo combinati-multifunzione e delle macchine per caffè espresso, in espansione in tutto il mondo con tassi di crescita più marcati per i prodotti ad alte prestazioni e le macchine superautomatiche. Tra i paesi che si sono distinti per una dinamica di crescita particolarmente vivace nell'ultimo biennio vi è la Gran Bretagna (con un tasso che – secondo le stime dal *management* – si colloca tra il 10% ed il 15%).

Nei settori più tipicamente maturi e di sostituzione crescono maggiormente i prodotti con prestazioni sofisticate. È, per esempio, il caso delle friggitrici dove sono premiati i prodotti innovativi connotati da un processo di cottura più salutare ed in grado di esaltare i sapori, nonché da facilità d'uso e di pulizia. Nel settore delle cucine *free-standing* e *built-in*, crescono maggiormente i prodotti con alto contenuto estetico e di immagine, in particolare quelli in acciaio *inox*, verso cui propendono i consumatori anche dei mercati emergenti. Tra i bollitori ed i tostapane crescono maggiormente i prodotti ad alto valore estetico, mentre tra gli altri prodotti per la preparazione dei cibi (*mixer*, *robot* da cucina, ecc.) vengono privilegiati gli apparecchi ad alte prestazioni.

### *1.2.7.e Pulizia della casa e stiro*

Il *management* ha valutato, sulla base dei dati disponibili (31), in circa Lire 19.000 miliardi il valore globale nell'anno 2000 dei segmenti del mercato della pulizia della casa e stiro in cui opera il Gruppo, con una crescita nell'ultimo biennio stimata dal *management* in circa il 4%.

Dall'osservazione dei dati storici di mercato emergono alcuni segmenti con tassi di crescita particolarmente elevati, ed il *management* ritiene che i fattori alla base di tale dinamica preludano ad ulteriori crescite. In generale il mercato della pulizia è spinto da bisogni profondi legati all'igiene ed alla salute. Per questo si manifesta una grande sensibilità ed aspettativa verso l'innovazione, come dimostra la repentina affermazione di prodotti, pur di prezzo elevato, che propongono nuove modalità per la pulizia della casa, come gli apparecchi ad emissione ed estrazione del vapore, e nuove macchine per l'aspirazione e il trattamento igienico della polvere.

Un'altra tendenza evidente è quella verso apparecchi sempre più potenti ma preferibilmente di dimensioni più ridotte e con una più vasta gamma di funzioni. È ad esempio il caso delle scope elettriche, settore che è cresciuto in parte a danno di quello dei traini classici grazie alla maggiore ergonomia, immediatezza e frequenza d'uso di tali apparecchi rispetto ai traini, pur con potenze ad essi comparabili. Infine si registra una crescita rilevante in Europa, in particolare in Gran Bretagna, Germania e Spagna, dei sistemi stiranti con caldaia separata per la produzione del vapore. In questo caso a spingere la crescita è la richiesta di sempre migliori prestazioni in termini di velocità, durata, sicurezza e qualità del risultato di stiratura. Infatti è osservabile la crescita in particolare dei prodotti di livello più elevato in termini di qualità e prezzo.

---

(30) Fonte: Nielsen, Gesellschaft für Konsumforschung, Homeworld, Market Facts, RIC.

(31) Fonte: Elaborazioni della Società su fonti Nielsen, Gesellschaft für Konsumforschung, Gifam.

### 1.2.8 Principali fattori micro e macroeconomici che possono condizionare l'attività del Gruppo

*Congiuntura economica.* L'andamento delle vendite potrebbe essere parzialmente condizionato, per i prodotti del Gruppo, dalla situazione economica generale: si tratta infatti di prodotti non di prima necessità, le cui vendite potrebbero rivelarsi sensibili ad una eventuale congiuntura negativa. A tale riguardo si segnala che il processo di crescita delle economie degli Stati Uniti d'America e del Giappone – ambedue mercati di rilievo nel contesto delle attività del Gruppo – sta attualmente attraversando una fase di rallentamento, che, tuttavia, alla data del Prospetto Informativo, non ha impedito al Gruppo di incrementare significativamente il fatturato realizzato in tali aree (Paragrafo 1.2.2). Peraltro, il perdurare di una congiuntura negativa, così come l'innescarsi di fenomeni recessivi, potrebbe determinare nei predetti mercati una minore propensione all'acquisto dei prodotti del Gruppo.

*Andamento dei tassi di cambio.* Anche i tassi di cambio possono influenzare i risultati del Gruppo, che ha realizzato, nel corso dell'esercizio 2000, una quota significativa delle vendite Consolidate *Pro-Forma* Combinate in paesi non compresi nell'area Euro. Si segnala peraltro che, da un lato, il *management* pone in essere operazioni di copertura finalizzate a ridurre l'impatto delle eventuali fluttuazioni dei cambi e, dall'altro, che l'acquisizione del Gruppo Kenwood ha permesso di realizzare un miglior equilibrio dal punto di vista dell'utilizzazione delle diverse divise. Infatti, l'esposizione di quest'ultimo verso la divisa statunitense (conseguenza dell'acquisto di prodotti con corrispettivo in Dollari statunitensi) trova un naturale bilanciamento nella posizione del Gruppo De'Longhi che realizza una percentuale significativa delle vendite negli Stati Uniti d'America. Si segnala tuttavia che, proprio a seguito dell'acquisizione di Kenwood Appliances plc, il Gruppo registra un'esposizione nei confronti della Sterlina, a fronte della quale pone in essere operazioni di copertura (*cfr.* Paragrafo 1.2.10).

*Situazione politica internazionale.* Anche la situazione politica internazionale può influenzare l'andamento del Gruppo, in particolare per la crescente importanza assunta dalle relazioni commerciali con la Cina. In tale paese si trova lo stabilimento di Quing-Xi Town ed operano importanti fornitori di componenti e prodotto finito. Un eventuale peggioramento dei rapporti tra l'Occidente e la Cina potrebbe ostacolare il regolare sviluppo delle suddette relazioni commerciali.

### 1.2.9 Fenomeni di stagionalità

L'attività del Gruppo, complessivamente considerata, non è significativamente esposta a fenomeni di stagionalità.

Tale risultato è stato ottenuto grazie alle strategie di diversificazione del Gruppo che hanno consentito di giustapporre all'andamento dei ricavi derivanti dalle vendite dei prodotti per il riscaldamento mobile, l'andamento, di stagionalità opposta, dei ricavi generati dalle vendite di climatizzatori portatili e modulari. Le vendite dei prodotti per la climatizzazione portatile e modulare tendono infatti a concentrarsi nel secondo e terzo trimestre, mentre quelle dei prodotti per il riscaldamento mobile tendono a concentrarsi nel terzo e quarto trimestre d'esercizio.

I ricavi realizzati dalla Società nel corso del primo semestre dell'esercizio 2000, che il *management* ritiene rappresentativi dell'andamento dell'attività del Gruppo nel suo complesso, rappresentano circa il 42% dei ricavi di fine esercizio.

### 1.2.10 Rischi di mercato

Sebbene il Gruppo realizzi una porzione significativa del proprio fatturato in paesi non appartenenti all'area Euro, la sua esposizione ai rischi derivanti dall'oscillazione dei tassi di cambio viene significativamente ridotta, a giudizio del *management*, dal sostanziale equilibrio dell'esposizione valutaria del Gruppo, fatta eccezione per la Sterlina e lo Yen, ottenuta anche grazie all'acquisizione del Gruppo Kenwood. Il rischio nei confronti di tali divise viene tuttavia limitato con operazioni di copertura attuate tramite contratti derivati e compravendite a termine.

Il Gruppo attua anche strategie di copertura del rischio connesso all'andamento dei tassi d'interesse mediante contratti derivati, che, a giudizio del *management*, riducono in misura significativa l'esposizione del Gruppo a tale rischio.

Per quanto concerne i rischi connessi alla dinamica dei prezzi delle materie prime, una politica prudenziale di pianificazione dei costi *standard* di produzione, unita ad una limitata incidenza sul costo del prodotto finito di ciascuna specifica materia prima, ha consentito al Gruppo di contenere l'impatto sui margini di contribuzione – anche a fronte di significativi incrementi del costo di acquisto di alcune tra le principali materie – con modesti aumenti del prezzo di vendita alla clientela.

### 1.2.11 Fonti e approvvigionamento di materie prime

Le materie prime che incidono maggiormente sugli acquisti del Gruppo sono laminati a freddo in acciaio e materie plastiche (prevalentemente ABS).

La dinamica dei prezzi sui mercati delle predette materie prime si contraddistingue per variazioni, anche significative, nel breve-medio periodo determinate dall'andamento della domanda rispetto all'offerta ed alla disponibilità, quindi, del prodotto sul mercato.

Il Gruppo si garantisce una maggiore uniformità delle condizioni di fornitura ed il soddisfacimento del proprio fabbisogno concentrando la propria capacità di acquisto su un novero selezionato di fornitori con i quali instaura rapporti di lungo periodo. Nell'ambito di tali rapporti vengono concordati i prezzi ed i quantitativi delle forniture con cadenze trimestrali o semestrali a seconda delle circostanze.

La tabella successiva indica i prezzi medi di acquisto di tipologie di acciaio e di ABS per gli esercizi 1998, 1999 e 2000. Il *management* ritiene che l'andamento di tali prezzi sia rappresentativo dell'andamento dei prezzi di acquisto delle principali materie prime utilizzate dal Gruppo.

| **Materie Prime** (Lire/Kg) | **Prezzo Medio** | | |
|---|---|---|---|
| | **1998** | **1999** | **2000** |
| Acciaio | 820 | 650 | 830 |
| ABS | 3.500 | 2.870 | 2.860 |

### 1.2.12 Andamento dei prezzi dei prodotti del Gruppo

La tabella successiva illustra l'andamento dei prezzi medi di vendita in Italia di un articolo per ciascuna linea di prodotto, scelto tra i più significativi per volumi di vendita, nel triennio 1998, 1999 e 2000.

| Linee di Prodotto | Prodotto | 1998 Prezzo | 1999 Prezzo | 2000 Prezzo |
|---|---|---|---|---|
| | | (Lire) | (Lire) | (Lire) |
| Riscaldamento | Termoradiatore "Dragon De'Longhi" | 124.734 | 123.436 | 123.718 |
| Condizionamento e trattamento dell'aria | "Pinguino" PAC | 1.137.241 | 1.131.674 | 1.171.109 |
| Cottura e preparazione dei cibi | "Friggimeglio" | 189.175 | 191.349 | 196.504 |
| Pulizia della casa e stiro | "Colombina" | 319.496 | 319.984 | 317.207 |

### 1.2.13 Quadro normativo di riferimento

Il Gruppo è soggetto alla normativa generalmente applicabile alle imprese commerciali e manifatturiere.

Per quanto riguarda, in particolare, gli aspetti relativi alla sicurezza, i prodotti del Gruppo sono realizzati conformemente alle normative nazionali ed internazionali.

Nel territorio europeo, i prodotti sono, infatti, contraddistinti dalla marcatura "CE", con la quale il Gruppo, in qualità di costruttore, ne certifica la conformità e l'armonizzazione a tutte le direttive applicabili. A tale proposito, il Gruppo non si limita ad effettuare i controlli richiesti presso i propri laboratori, ma si avvale altresì della collaborazione e della consulenza di istituti di qualità, quali: "IMQ" (Istituto Marchio di Qualità), "AFNOR" (*Association Francaise de Normalisation*), "LCIE" (*Laboratoire Central des Industries Eletriques*), "VDE" (*Verband Der Elektrotechnik*), "TUV Rheinland Product Safety", "BSI" (*British Standard Institute*).

Nei territori extraeuropei, dove non sono attualmente in vigore normative equiparabili a quelle comunitarie, il Gruppo procede, comunque, all'omologazione dei prodotti richiedendo le certificazioni di qualità a vari istituti terzi nazionali, quali "U.L." (*Underwriters Laboratories Inc.*) per il mercato statunitense, "C.S.A." (*Canadian Standard Association*) per il mercato canadese, "GOST" per il mercato russo, "CEI" (*Chief Eletrical Inspectorate*) per il mercato australiano, "TUV Rheinland Argentina S.A." per i mercati sudamericani.

Sempre in relazione alla sicurezza, il Gruppo ha provveduto ad adeguare la propria produzione alla Direttiva del Parlamento Europeo relativa al ravvicinamento delle legislazioni degli stati membri in materia di attrezzature a pressione (23/97/CE).

Inoltre, per quanto concerne il profilo ambientale, il Gruppo non si è limitato ad armonizzare la propria attività alle vigenti normative in materia, ma investe notevoli risorse (*cfr.* Paragrafo 1.6.3) al fine di promuovere la ricerca applicata di tecnologie a minor impatto ambientale.

Coerentemente con tale politica, il Gruppo alla data del Prospetto Informativo, è già in grado di adeguare il proprio processo produttivo alle prescrizioni del Protocollo di Kyoto del 1997, che, ove applicato, imporrebbe ai paesi industrializzati di ridurre l'emissione di gas

inquinanti. La scelta adottata dal Gruppo è quella di privilegiare l'utilizzo di gas naturali, ritenuti ottimali al fine di ridurre il c.d. "effetto serra", rispetto a quelli sintetici comunemente in uso.

Si segnala a questo proposito che, nella produzione di apparecchi per il condizionamento, il Gruppo ha sviluppato competenze tecniche che consentono al medesimo di realizzare prodotti utilizzando sia la tecnologia correntemente impiegata dalla maggioranza dei propri concorrenti, basata sull'utilizzo di gas sintetici, sia quella ritenuta dal Gruppo più *innovativa ed ecologica, ovvero fondata sui gas naturali.*

### 1.2.14 Posizionamento competitivo del Gruppo

Ad opinione del *management*, la capacità di innovazione, l'eccellenza qualitativa e tecnologica, il valore strategico dei marchi e la capillarità della struttura distributiva posizionano i prodotti del Gruppo ai vertici dell'offerta a livello nazionale ed internazionale. Come già indicato nel Paragrafo 1.2.1, il Gruppo detiene quote di mercato di eccellenza in molti dei segmenti di mercato in cui opera, con posizioni di *leadership* sia a livello nazionale che, come nel caso dei prodotti per il riscaldamento e condizionamento portatile, a livello mondiale.

La molteplicità dei segmenti di mercato e delle aree geografiche in cui il Gruppo opera implicano un panorama competitivo ampio e diversificato e la difficoltà di individuare società comparabili con caratteristiche di specializzazione e profondità di gamma raffrontabili con quelle del Gruppo.

Nella tabella che segue sono evidenziati alcuni dei principali concorrenti a livello internazionale attivi nei singoli segmenti di mercato in cui il Gruppo opera.

| Riscaldamento | Condizionamento e trattamento dell'aria | Cottura e preparazione dei cibi | Pulizia della casa e stiro |
|---|---|---|---|
| Sanyo Argo Clima | Aermec | Braun | Bosch und Siemens |
| Glen Dimplex | Sanyo Argo Clima | Bosch und Siemens | Candy |
| Philips | Bosch und Siemens | Electrolux | Miele |
| | Carrier | Maytag | Moulinex |
| | Electrolux | Moulinex | |
| | Mitsubishi | Saeco | Philips |
| | Philips | SEB | Polti |
| | Emerson | Philips | SEB |
| | Munters | Whirlpool | |
| | Saeco | Emerson | |

## 1.2.15 Marchi, brevetti e licenze

### *1.2.15.a I marchi*

Sono di seguito indicati i principali marchi del Gruppo:

| Marchio | Tipo | Paesi | Classi di registrazione (1) |
|---|---|---|---|
| De'Longhi | Figurativo | Italia, Comunitario, Internazionale (estensione in oltre 50 Paesi) e in circa 50 Paesi esteri | 7, 9, 11, 21, 28, 37 |
| Ariagel | Figurativo | Italia, Comunitario, Internazionale (estensione in circa 10 Paesi) e in 18 Paesi esteri | 11 |
| Ariete | Figurativo | Italia, Internazionale (estensione in 6 Paesi) e in circa 10 Paesi esteri | 7, 9, 11, 21 |
| Climaveneta | Figurativo ed in tutti i caratteri | Italia, Internazionale (estensione in circa 10 Paesi) e in 7 Paesi esteri | 11, 37 |
| Elba | In particolare grafia | Italia, Comunitario, Internazionale (estensione in 9 Paesi) e in 10 Paesi esteri | 11 |
| Kenwood (2) | Figurativo | ** | ** |
| La Supercalor (3) | Figurativo ed in particolare grafia | Italia, Internazionale (estensione in circa 20 Paesi) | 9, 11, 21 |
| Radel | In particolare grafia ed in tutti i caratteri | Italia, Internazionale (estensione in 11 Paesi) e Giappone | 7, 9, 11, 21 |
| Simac | Figurativo | Italia, Comunitario e in 8 Paesi esteri | 7, 9, 11 |
| Vetrella | Figurativo e denominativo | Italia, Internazionale e in 8 Paesi esteri | 7, 8, 9, 11, 21 |

(1) Non ogni classe di prodotto indicata è rivendicata in tutti i paesi per i quali si è provveduto alla registrazione.

(2) L'uso del marchio Kenwood è oggetto di un accordo, stipulato il 1° dicembre 1986 e con una durata di 21 anni. Con tale accordo, concluso tra Kenwood Appliances plc e Kabushiki Kaisha Kenwood, il Gruppo Kenwood ha accettato di non opporsi all'uso del marchio da parte della società giapponese nel mondo in relazione a prodotti specifici tra cui apparecchi per la ricezione, registrazione, trasmissione o riproduzione di suoni (i "Prodotti Definiti"). A sua volta, la società giapponese si è impegnata a non opporsi all'uso del marchio da parte del Gruppo Kenwood nel mondo (fatta eccezione per il Giappone, dove qualunque uso del marchio dovrà ricevere la preventiva autorizzazione della società giapponese) in relazione a prodotti diversi da quelli sopra citati. Per quanto riguarda poi la Gran Bretagna, Kenwood Appliances plc e Kabushiki Kaisha Kenwood hanno concluso un accordo di licenza esclusiva, sempre della durata di 21 anni, in forza del quale la società giapponese ha ottenuto il diritto di utilizzare il marchio Kenwood per la commercializzazione dei Prodotti Definiti in territorio britannico a fronte del pagamento di *royalty*. Entrambe i contraenti hanno la facoltà di terminare tale secondo accordo qualora si verifichi un cambio di controllo nell'azionariato delle società al vertice dei rispettivi gruppi (e pertanto anche di Kenwood Appliances plc). Il 5 aprile 2001 Kenwood Appliances plc ha confermato alla società giapponese l'avvenuto cambio di controllo. Alla data del Prospetto Informativo nessuna successiva comunicazione è intervenuta tra le parti in merito all'eventuale esercizio della suddetta facoltà.

(3) L'uso del marchio è soggetto a restrizioni in Portogallo ed in Francia.

Il Gruppo è titolare dei seguenti marchi applicati a famiglie di prodotto:

| Marchio | Tipo | Paesi | Classi di registrazione (1) |
|---|---|---|---|
| Alfredo | In tutti i caratteri ed in particolare grafia | Italia ed USA | 11 (in Italia anche classe 9) |
| Ariadry | In particolare grafia | Italia, Internazionale (estensione in oltre 30 Paesi) e in 7 Paesi esteri | 11 |
| Bravosimac | Denominativo | Italia | 7, 11, 29, 30 |
| Caldobagno | In particolare grafia | Italia | 9, 11 |
| Caldobagno Swing | In particolare grafia | Comunitario | 11 |
| Caldosvelto | In particolare grafia | Italia | 9, 11 |
| Classe A | Figurativo | Comunitario | 7 |
| Colombina | In particolare grafia | Italia | 7 |
| Dragon De'Longhi | Figurativo | Italia, Internazionale (estensione in 32 Paesi) e in 10 Paesi esteri | 11 |
| Friggimeglio | Figurativo | Italia, Internazionale (estensione in circa 21 Paesi) | 9, 11, 21 |
| Gratì | Figurativo | Italia, Internazionale (estensione in 7 Paesi), Argentina e Grecia | 7 |
| IFD *Instant Froth Dispenser* | Figurativo | Italia, Internazionale (con estensione in circa 38 Paesi), Gran Bretagna | 11 |
| Il Bravosimac | Denominativo | 3 Paesi esteri | 7, 9 |
| Il Gelataio | Nominativo e figurativo | Italia, Internazionale e in 12 Paesi esteri | 7, 11, 30 |
| Kenwood Chef Excel | Figurativo | Gran Bretagna | 7 |
| Passì | Figurativo | Italia | 7 |
| Pastamatic/Pastamatic | Denominativo | Italia, Internazionale, depositato in 6 Paesi esteri | 7 |
| Pinguino | Figurativo e nominativo | Italia, Internazionale (estensione in oltre 50 Paesi) e in 15 Paesi esteri | 11 |
| Rapido De'Longhi | Figurativo | Italia, Comunitario, Internazionale (estensione in circa 34 Paesi) e in 9 Paesi esteri | 11 |
| Roto-fryer | Figurativo ed in tutti i caratteri | Italia, Gran Bretagna, Canada, USA | 11 |
| Sfornatutto | Figurativo | Italia | 9, 11, 21 |
| Stirella | Figurativo | Italia, Internazionale e in oltre 10 Paesi esteri | 7, 8, 9, 11, 28 |
| Stiromeglio | In tutti i caratteri | Italia | 9 |
| Super Clima | In tutti i caratteri | Italia, Internazionale (estensione in 19 Paesi) e in 4 Paesi esteri | 7, 11 |
| Tasciugo | Figurativo | Italia | 11 |
| Vaporì | Figurativo | Italia, Comunitario | 7, 11 |

(1) Non ogni classe di prodotto indicata è rivendicata in tutti i paesi per i quali si è provveduto alla registrazione.

### *1.2.15.b I brevetti*

La tabella che segue illustra i principali brevetti per invenzione e modelli di utilità per i quali il Gruppo ha provveduto alla registrazione presso i competenti uffici brevetti:

| Applicazione | Descrizione | Deposito |
|---|---|---|
| Termoradiatore | Struttura di radiatore ad olio per il riscaldamento di locali | Brevetto europeo, concesso nel 1994, depositato anche in USA, Australia, Ungheria, Federazione di Russia, Cina e Giappone |
| Termoradiatore | Struttura di radiatore per il riscaldamento di locali | Modello di utilità concesso in Italia nel 2000, esteso a livello europeo, depositato anche in USA, Ungheria e Cina |
| Termoradiatore | Radiatore di tipo mobile a funzionamento indipendente e procedimento per la sua realizzazione | Brevetto per invenzione concesso in Italia nel 2000, esteso a livello europeo, depositato anche in numerosi Paesi, tra cui Cina, Turchia, Corea, Taiwan |
| Climatizzatore | Climatizzatore a parete a posa in opera semplificata | Modello di utilità depositato in Italia nel 1999 |
| Climatizzatore | Macchina per la produzione di acqua od aria calda o fredda mediante fluido frigorigeno | Brevetto per invenzione concesso in Italia nel 2000, del quale è stata richiesta la registrazione a livello europeo |
| Climatizzatore | Impianto combinato di climatizzazione dell'aria e di produzione di acqua sanitaria e procedimento per gestire detto impianto | Brevetto per invenzione depositato in Italia nel 2001 |
| Condizionatore | Apparecchiatura e procedimento per il condizionamento di aria con fluido frigorigeno non nocivo almeno all'ozono stratosferico | Brevetto per invenzione concesso in Italia nel 1997, esteso a livello europeo |
| Deumidificatore | Apparecchio per togliere l'umidità particolarmente dalla biancheria | Brevetto per invenzione concesso in Italia nel 1997, esteso a livello europeo e depositato anche in numerosi Paesi |
| Deumidificatore | Apparecchio per la deumidificazione dell'aria | Brevetto per invenzione depositato in Italia nel 1998, esteso in USA e Canada |
| Friggitrici | Friggitrice con cestello rotante, in particolare obliquo per la cottura ad immersioni cicliche | Brevetto europeo nazionalizzato in numerosi Paesi, tra cui Italia, esteso in Corea del Sud, USA e Giappone |
| Friggitrici | Apparecchiatura per friggere prodotti alimentari (tubetto scarico olio) | Modello di utilità depositato in Italia nel 1990, depositato anche in Francia, Germania e Spagna |
| Friggitrici | Apparecchiatura per friggere prodotti alimentari (sistema salvaolio) | Modello di utilità depositato in Italia nel 1998, con richiesta di estensione in altri Paesi, tra i quali la Corea del Sud |
| Friggitrici | *Nova fryer (folding handle)* | Brevetto depositato in Gran Bretagna nel 1991 |
| Friggitrici | *Swallow deep fryer* | Brevetto depositato in Gran Bretagna nel 1995 |
| Friggitrici | *Nova fryer (watertight heater)* | Brevetto depositato in Gran Bretagna nel 1991 |
| Friggitrici | Dispositivo per lo spostamento di un cestello della friggitrice | Modello di utilità depositato in Italia nel 1999 e depositato in Francia, Spagna, Gran Bretagna e USA |
| Forno da *top* | Forno elettrico autonomo per usi domestici, con vano cottura controllato, in particolare, da termoregolatore in correlazione diretta | Brevetto per invenzione, depositato in Italia nel 1985, esteso in Francia ed USA |
| Forno da *top* | Forno multifunzione per la cottura di alimenti | Brevetto per invenzione depositato in Italia nel 2000 |
| Forno da *top* | Forno a microonde a comando vocale e procedimento automatico per la cottura di prodotti alimentari | Brevetto per invenzione depositato in Italia nel 2000 |
| Macchine da caffè | Macchine da caffè espresso particolarmente per uso domestico | Brevetto per invenzione depositato in Italia nel 1999 con richiesta di estensione a livello europeo ed in altri Paesi |
| Macchine da caffè | Dispositivo valvolare per l'autoinnesco di una pompa particolarmente per macchine per la produzione di un infuso di caffè | Modello di utilità depositato in Italia nel 1994, esteso a livello europeo e depositato in USA |

| Applicazione | Descrizione | Deposito |
|---|---|---|
| Macchine da caffè | *Brazil aroma selector* | Brevetto depositato in Gran Bretagna nel 1997 |
| Macchine da caffè | *Brazil anti - drip valve* | Brevetto europeo depositato nel 1998 |
| Macchine da caffè | Dispositivo e procedimento per la formazione di schiuma in una bevanda a base di latte | Brevetto per invenzione depositato in Italia nel 2000 |
| Aspirapolvere | Apparecchio di pulizia ad aspirazione | Brevetto per invenzione depositato in Italia nel 1999, con estensione a livello europeo |
| Scope elettriche ed aspirapolvere | Bocchetta di aspirazione per apparecchiature di pulizia | Brevetto per invenzione depositato in Italia nel 2001 |
| Aspirapolvere | Gruppo separatore per macchine aspirapolvere a bagno liquido | Brevetto per invenzione concesso in Italia nel 1999 e depositato a livello europeo nel 1998 |
| Pulitori a vapore | Apparecchio pulitore a vapore | Modello di utilità depositato in Italia nel 1996, depositato anche in USA |
| Ferri da stiro | Pulsante per il controllo dell'erogazione di vapore per il ferro da stiro a caldaia separata | Modello di utilità depositato in Italia nel 1993 |
| Passaverdure | Passaverdure motorizzato | Modello di utilità depositato in Italia nel 1995. Estensione in Europa come brevetto per invenzione |
| Impastatrice | Apparecchiatura per la produzione di pasta alimentare | Brevetto per invenzione concesso in Italia nel 2000, con estensione a livello europeo e in USA |
| Impastatrice | *Prag food processor interlock* | Brevetto depositato in Gran Bretagna nel 1993 e a livello europeo nel 1994 |
| Gelatiera | Apparecchiatura per la produzione di gelato e simili prodotti freddi, con recipiente di gelatificazione estraibile | Brevetto per invenzione concesso in Italia nel 1987 e depositato in Canada e USA |
| Grattugia | Apparecchio per grattugiare formaggio e simili | Brevetto per invenzione depositato in Italia nel 1989 |

### *1.2.15.c I disegni ornamentali*

Il Gruppo ha provveduto al deposito di numerosi modelli ornamentali, tra i quali, in particolare, si segnalano il "modello multiplo di sette modelli raffiguranti apparecchi per il condizionamento dell'aria" in Francia, Germania, Gran Bretagna, Stati Uniti d'America, Israele, Hong Kong, Cina, Brasile ed Italia, l'"apparecchio per il condizionamento dell'aria presentante la parte superiore del suo corpo di conformazione arrotondata" (applicato al nuovo condizionatore monoblocco "Pinguino") in Italia, Gran Bretagna e Stati Uniti d'America e, infine, l'"apparecchio per la deumidificazione dell'aria" in Italia, Gran Bretagna e Spagna.

### *1.2.15.d Le licenze*

Il Gruppo non dipende da licenze di marchi e brevetti concesse da terzi.

### *1.2.15.e La politica di tutela della proprietà intellettuale*

Il Gruppo adotta una politica di attenta tutela della proprietà intellettuale, intesa a salvaguardare marchi, brevetti e disegni ornamentali, che costituiscono un patrimonio fondamentale per la sua attività.

Il Gruppo, a livello preventivo, ovvero prima di produrre o commercializzare i propri prodotti, effettua ricerche, sia attraverso banche dati sia attraverso indagini di mercato, per accertare che non sussistano analoghi marchi (anche di fatto) o invenzioni (anche non brevettate) di terzi che, per il principio dell'anteriorità, ne impediscano il pacifico utilizzo. Il Gruppo procede quindi alla registrazione dei principali marchi (complessivamente ne sono stati registrati circa 650), invenzioni, disegni ornamentali e modelli di utilità, prestando particolare attenzione, con l'ausilio di studi professionali specialistici, al fatto che siano dotati di tutti i prescritti requisiti di validità. Tali registrazioni avvengono, oltre che nei paesi in cui il Gruppo produce o commercializza i propri prodotti, anche negli stati in cui è particolarmente accentuata la tendenza alla contraffazione da parte di imprenditori locali, al fine di inibire non solo la commercializzazione, ma anche la realizzazione di prodotti contraffatti. Ottenute, infine, le registrazioni, il Gruppo effettua controlli interni, per accertare che l'uso di marchi e brevetti sia conforme ai depositi effettuati, e controlli esterni, diffidando quanti indebitamente utilizzano la proprietà intellettuale del Gruppo.

### 1.2.16 Beni gratuitamente devolvibili

Il Gruppo non possiede beni in concessione gratuitamente devolvibili.

Il Gruppo ha realizzato lo stabilimento di Quing-Xi Town su un'area di proprietà della Repubblica Popolare Cinese, che ha concesso alla controllata cinese del Gruppo un diritto di superficie per la durata di 50 anni a decorrere dal 4 novembre 1992, a fronte del pagamento di Dollari di Hong Kong 9,2 milioni (pari a circa Lire 2,5 miliardi). Il Gruppo ha la facoltà di estendere il suddetto termine per ulteriori 20 anni, a fronte del versamento della somma di Dollari di Hong Kong 500 (pari a circa Lire 137.000) per metro quadrato.

### 1.2.17 Operazioni con parti correlate

*1.2.17.a Operazioni infragruppo*

Nel corso degli ultimi tre esercizi sono stati intrattenuti rapporti di natura commerciale e finanziaria all'interno del Gruppo (*cfr.* Sezione Prima, Capitolo IV, Paragrafo 4.1.1). Sono di seguito descritte le operazioni considerate dal *management* più significative.

*1.2.17.a.1 Operazioni commerciali*

*Contratti di affitto di ramo d'azienda:* (i) fino al 31 marzo 2000 l'attività di commercializzazione dei prodotti relativi al settore del riscaldamento fisso era svolta dal Gruppo attraverso De'Longhi Radiators S.r.l. (società controllata fino al dicembre 2000 da De'Longhi S.p.A.), in virtù di un contratto d'affitto di ramo d'azienda sottoscritto da De'Longhi Radiators S.r.l. e Divisione Radiatori S.p.A. (ora DL Radiators S.p.A.) in data 2 ottobre 1995. Il canone di locazione era di Lire 130 milioni mensili. Dal 1° aprile 2000, data di risoluzione del suddetto contratto, l'attività di commercializzazione dei prodotti relativi al riscaldamento fisso è tornata a far capo a DL Radiators S.p.A. Successivamente alla risoluzione del contratto, De'Longhi Radiators S.r.l. è stata ceduta a Saturno S.A., società controllata indirettamente da Giuseppe De'Longhi (*cfr.* Paragrafo 1.2.17.b.1); (ii) in data 14 gennaio 2000, De'Longhi S.p.A. ha concluso con E-Services S.r.l. (società detenuta al 51% da De'Longhi S.p.A.) un contratto di affitto di ramo d'azienda, costituito da un complesso di beni organizzati per l'erogazione di servizi informatici, con scadenza il 31 dicembre 2001. Il canone di locazione, nel quale è da intendersi compreso l'utilizzo delle licenze del programma SAP, è di Lire 1.250 milioni annui.

*Cessione di marchi:* in data 3 luglio 2000, Simac-Vetrella S.p.A. ha ceduto tutti i propri marchi e segni distintivi, tra i quali, in particolare, "Simac" e "Vetrella", alla società olandese De'Longhi Nederland B.V. Il corrispettivo della cessione è stato fissato in Lire 12.000 milioni, in base ad apposita valutazione di stima.

*1.2.17.a.2 Incorporazioni e scissioni*

Il 17 marzo 2000, con atto di fusione a rogito, Notaio Ada Stiz, Repertorio n. 69618, iscritto nel Registro delle Imprese presso la C.C.I.A.A. di Treviso, Finsanmarco Di.val. S.r.l. (società allora controllata indirettamente da Giuseppe De'Longhi) ha incorporato Divisione Radiatori S.p.A., con contestuale trasformazione in società per azioni e ridenominazione in DL Radiators S.p.A.

Il 16 gennaio 2001, con atto di fusione a rogito, Notaio Ada Stiz, Repertorio n. 71886, iscritto nel Registro delle Imprese presso la C.C.I.A.A. di Venezia, Effeplast S.p.A. (società interamente posseduta da De'Longhi S.p.A.) ha incorporato Simac-Vetrella S.p.A., con contestuale trasformazione in società per azioni e ridenominazione in Simac-Vetrella S.p.A.

*1.2.17.a.3 Operazioni di compravendita di partecipazioni*

In data 28 dicembre 2000 la Società ha ceduto alla controllata De'Longhi Pinguino S.A. una quota rappresentante il 91,66% del capitale sociale di Sile Corpi Scaldanti S.r.l., per un corrispettivo di Lire 5.000 milioni. Si segnala che la Società aveva acquistato la suddetta partecipazione da soggetti terzi rispetto al Gruppo in data 24 febbraio 2000 per un corrispettivo di Lire 4.583 milioni.

*1.2.17.a.4 Aumenti di capitale*

In data 16 novembre 1998 l'assemblea straordinaria di Micromax-Simac S.r.l. (ora Micromax S.p.A.) ha deliberato la riduzione del capitale per perdite e contestuale aumento per Lire 1.900 milioni, interamente sottoscritto e liberato dalla Società.

In data 20 dicembre 1999 e 20 aprile 2000 l'assemblea straordinaria di Simac-Vetrella S.p.A. ha deliberato la riduzione del capitale per perdite e contestuali aumenti rispettivamente per Lire 3.179 milioni e Lire 3.519 milioni. Tali aumenti sono stati interamente sottoscritti e liberati dalla Società.

*1.2.17.b Operazioni con parti correlate*

Nel corso dell'ultimo triennio, ed in particolare nel corso dell'ultimo anno, il Gruppo ha posto in essere specifiche operazioni societarie finalizzate a razionalizzarne la struttura. A tal fine sono state acquistate, e quindi incluse nel perimetro di consolidamento, quelle attività che, pur connesse al *core business*, erano detenute da società esterne, controllate da Giuseppe De'Longhi, mentre sono state cedute a società esterne, sempre controllate da Giuseppe De'Longhi, attività che il *management* non ritiene strategiche.

Nei paragrafi successivi vengono indicate, in forma di schema, le operazioni poste in essere fra le società del Gruppo e parti correlate.

*1.2.17.b.1 Operazioni di compravendita di partecipazioni*

La seguente tabella indica in ordine cronologico le operazioni con parti correlate aventi ad oggetto compravendite di partecipazioni poste in essere nel corso degli ultimi tre esercizi:

| Venditore | Acquirente | Oggetto | Valore dell'operazione | | Anno |
|---|---|---|---|---|---|
| De'Longhi S.p.A. | De'Longhi Soparfi S.A. (1) | Partecipazione pari al 90% in Climaveneta S.p.A. | Lire | 75.000.000.000 | 1998 |
| De'Longhi S.p.A. | De'Longhi Soparfi S.A. (1) | Partecipazione pari al 30% in Ergoklima S.p.A. | Lire | 13.500.000.000 | 1998 |
| De'Longhi S.p.A. | De'Longhi Soparfi S.A. (1) | Partecipazione pari al 100% in Micromax-Simac S.r.l. | Lire | 500.000.000 | 1999 |
| De'Longhi S.p.A. | De'Longhi Soparfi S.A. (1) | Partecipazione pari al 100% in De'Longhi Canada Distributors Inc. | Lire | 1.000.000 | 2000 |
| De'Longhi Pinguino S.A. | Saturno S.A. (1) | Partecipazione pari al 100% in Ontario Ltd | Dollari Canadesi | 2 | 2000 |
| Elba S.p.A. | De'Longhi S.p.A. | Partecipazione pari al 1% in Effeplast S.p.A. | Lire | 57.687.000 | 2000 |
| De'Longhi Soparfi S.A. (1) | De'Longhi Pinguino S.A. | Partecipazione pari al 100% in Micromax S.p.A. | Lire | 39.718.000.000 (2) (3) | 2000 |
| De'Longhi Soparfi S.A. (1) | De'Longhi Pinguino S.A. | Partecipazione pari al 30% in Ergoklima S.p.A. | Lire | 54.215.560.000 (2) (4) | 2000 |
| Xarocco Marketing Investimentos Ltda (1) | De'Longhi Pinguino S.A. | Partecipazione pari al 99,92% in DL Radiators S.p.A. | Lire | 96.426.246.000 (2) (5) | 2000 |
| De'Longhi Soparfi S.A. (1) | De'Longhi Pinguino S.A. | Partecipazione pari al 90% in Climaveneta S.p.A. (6) | Lire | 276.886.610.000 (2) (7) | 2000 |
| De'Longhi Soparfi S.A. (1) | De'Longhi Pinguino S.A. | Partecipazione pari al 99,99% in De'Longhi Divisione Cucine S.p.A. | Lire | 71.641.990.000 (2) (8) | 2000 |
| De'Longhi Radiators S.r.l. | DL Radiators S.p.A. | Partecipazione pari al 100% in De'Longhi Clima Polska Sp.zo.o | Zloty polacchi | 4.000 (9) | 2000 |
| De'Longhi Radiators S.r.l. | DL Radiators S.p.A. | Partecipazione pari al 100% di VES Heiztechnik Vertrieb GmbH | Lire | 2.102.201.000 | 2000 |
| De'Longhi S.p.A. | Saturno S.A. (1) | Partecipazione pari al 100% in Italia Distribuidora de Eletrodomésticos Ltda | Dollaro Statunitense | 1 | 2000 |
| De'Longhi S.p.A. | Saturno S.A. (1) | Partecipazione pari al 99% in De'Longhi Radiators S.r.l. | Lire | 4.158.000.000 | 2000 |
| Micromax S.p.A. | Saturno S.A. (1) | Partecipazione pari al 1% in De'Longhi Radiators S.r.l. | Lire | 42.000.000 | 2000 |
| De'Longhi S.p.A. | Saturno S.A. (1) | Partecipazione pari al 60% in Nauta S.r.l. | Lire | 1.800.000.000 | 2000 |
| Micromax S.p.A. | De'Longhi Soparfi S.A. (1) | Partecipazione pari al 10% in I.S.C. - Industria Scambiatori di Calore S.p.A. | Lire | 2.000.000.000 | 2000 |
| Ergoklima S.r.l. | De'Longhi Soparfi S.A. (1) | Partecipazione pari al 90% in I.S.C. - Industria Scambiatori di Calore S.p.A. | Lire | 18.000.000.000 | 2000 |
| De'Longhi S.p.A. | Saturno S.A. (1) | Partecipazione pari all'1% in Immobiliare Findomestic S.r.l. | Lire | 63.000.000 | 2000 |
| Elba S.p.A. | Saturno S.A. (1) | Partecipazione pari al 99% in Immobiliare Findomestic S.r.l. | Lire | 6.237.000.000 | 2000 |
| De'Longhi S.p.A. | Giorgio Sandri | Partecipazione pari allo 0,50% in Max Information S.r.l. | Lire | 175.000.000 | 2000 |
| De'Longhi S.p.A. | New Line S.r.l. (10) | Partecipazione pari allo 0,50% in Max Information S.r.l. | Lire | 175.000.000 | 2000 |

(1) Società controllata indirettamente da Giuseppe De'Longhi.

(2) Nella determinazione del prezzo di acquisto, parte acquirente si è avvalsa di una perizia commissionata ad un terzo indipendente.

(3) Alla data del Prospetto Informativo, il corrispettivo per l'acquisto è stato versato per Lire 27.482.420.000, mentre il saldo, pari a Lire 12.235.580.000, verrà versato entro il 31 dicembre 2001 (*cfr.* Sezione Prima, Capitolo IV, Paragrafo 4.1.1 e Sezione Prima, Capitolo V, Paragrafo 5.1).

(4) Alla data del Prospetto Informativo, il corrispettivo per l'acquisto è stato versato per Lire 38.725.400.000, mentre il saldo, pari a Lire 15.490.160.000, verrà versato entro il 31 dicembre 2001 (*cfr.* Sezione Prima , Capitolo IV, Paragrafo 4.1.1 e Sezione Prima, Capitolo V, Paragrafo 5.1).

(5) Alla data del Prospetto Informativo, il corrispettivo per l'acquisto è stato versato per Lire 67.769.450.000, mentre il saldo, pari a Lire 28.656.796.000, verrà versato entro il 31 dicembre 2001 (*cfr.* Sezione Prima , Capitolo IV, Paragrafo 4.1.1 e Sezione Prima, Capitolo V, Paragrafo 5.1).

(6) Il rimanente 10% è costituito da azioni proprie.

(7) Alla data del Prospetto Informativo, il corrispettivo per l'acquisto è stato versato per Lire 191.690.730.000, mentre il saldo, pari a Lire 85.195.880.000, verrà versato entro il 31 dicembre 2001 (*cfr.* Sezione Prima , Capitolo IV, Paragrafo 4.1.1 e Sezione Prima, Capitolo V, Paragrafo 5.1).

(8) Alla data del Prospetto Informativo, il corrispettivo per l'acquisto è stato versato per Lire 54.916.590.000, mentre il saldo, pari a Lire 16.725.400.000, verrà versato entro il 31 dicembre 2001 (*cfr.* Sezione Prima , Capitolo IV, Paragrafo 4.1.1 e Sezione Prima, Capitolo V, Paragrafo 5.1).

(9) Equivalente a circa Lire 2 milioni.

(10) Società controllata da Giorgio Sandri.

*1.2.17.b.2 Prestiti obbligazionari*

Nel corso dell'ultimo triennio il Gruppo ha rimborsato i seguenti prestiti obbligazionari:

| **Società** (Lire) | **Importo** | **Scadenza** | **Rimborso** |
|---|---|---|---|
| De'Longhi S.p.A. (1) | 9.900.000.000 | 1998 | 1998 |
| De'Longhi S.p.A. (2) | 269.000.000.000 | 2007 | 2000 |
| De'Longhi S.p.A. (3) | 8.000.000.000 | 2006 | 1999 |
| De'Longhi S.p.A. (4) | 48.000.000.000 | 2005 | 2000 |

(1) Interamente sottoscritto da membri della famiglia De'Longhi.

(2) A seguito della scissione di De'Longhi S.p.A., deliberata in data 24 giugno 1997 (*cfr.* Paragrafo 1.1), l'ammontare del debito è stato così suddiviso: (i) De'Longhi S.p.A. Lire 236.711.000.000, (ii) Divisione Radiatori S.p.A. Lire 22.289.000.000, e (iii) De'Longhi Divisione Cucine S.p.A. Lire 10.000.000.000. Tali società hanno provveduto, nel corso del 1999 e 2000, al rimborso delle obbligazioni loro cedute.

Tale prestito obbligazionario era stato interamente sottoscritto da De'Longhi Soparfi S.A.

(3) Interamente sottoscritto da Giuseppe De'Longhi.

(4) Interamente sottoscritto da De'Longhi Soparfi S.A.

## 1.2.18 Programmi futuri e strategie

Il *management* si propone di consolidare e massimizzare il ritorno per gli azionisti e di esprimere livelli di profittabilità crescenti nel tempo. Tale obiettivo verrà perseguito attraverso azioni tese, da un lato, ad incrementare le quote di mercato in quei settori e paesi in cui il Gruppo non detiene ancora posizioni di preminenza e, dall'altro, a consolidare e rafforzare la propria presenza nei segmenti in cui è *leader*. A questo scopo, il *management* intende attuare le strategie di seguito indicate.

***I prodotti: confermare il ruolo di multispecialista con obiettivi di leadership di segmento o di prodotto***

Il *management* crede nella centralità del prodotto quale elemento primario di creazione del valore. La crescita profittevole registrata dal Gruppo De'Longhi negli ultimi esercizi è da attribuirsi principalmente, a giudizio del *management*, alla capacità di ideare, sviluppare, realizzare ed affermare prodotti distintivi ed evoluti per tecnologia e *design*, posizionati nella fascia alta di prezzo.

Il Gruppo intende perseguire con fermezza tale impostazione, programmando, con continuità ed a cadenze predefinite, il lancio di prodotti innovativi, contraddistinti da efficienza nelle prestazioni ed attenzione al *design*. In tale ottica si colloca, ad esempio, il nuovo marchio "Classe A", utilizzato per alcuni prodotti del Gruppo al fine di indicare l'elevata efficienza in termini di consumi energetici/prestazioni erogate, la facilità d'uso e la qualità dei materiali impiegati.

Per quanto riguarda le quattro linee di attività del Gruppo, il *management* si pone i seguenti obiettivi:

Riscaldamento mobile: il Gruppo intende difendere e rafforzare la posizione di *leadership* sia attraverso azioni dirette a promuovere la gamma recentemente introdotta di radiatori mobili ad olio, sia continuando ad investire nella ricerca di soluzioni innovative sotto il profilo dell'efficienza e dell'estetica. Inoltre, facendo leva sul successo del termoradiatore ad olio, il Gruppo mira ad estendere la propria *leadership* ai settori contigui dei convettori e dei termoventilatori, con l'introduzione sul mercato di una serie di modelli particolarmente curati dal punto di vista tecnologico.

Condizionamento e trattamento dell'aria: il *management* intende perseguire obiettivi specifici in ciascuna delle famiglie di prodotto. In particolare, nel campo dei condizionatori portatili, il Gruppo intende ampliare l'offerta di modelli con raffreddamento aria/acqua, tecnologia esclusiva che consente di ottenere il miglior rapporto tra prestazioni ed efficienza energetica. L'ampliamento della gamma interesserà anche i condizionatori murali.

Nelle macchine termorefrigeranti, il Gruppo intende far leva sul *know-how* tecnologico per realizzare macchine sempre più performanti dal punto di vista dell'efficienza energetica, dell'abbattimento della rumorosità e dell'ottimizzazione delle funzionalità. In tale ambito, il Gruppo ha recentemente realizzato l'innovativo "Sistema Evoluzione" che consente, con un unico apparecchio e con rendimenti energetici particolarmente elevati, di ottenere il condizionamento (funzione normalmente svolta da impianti di climatizzazione), il riscaldamento e l'acqua calda per uso sanitario (funzione normalmente svolta da caldaie). Nel settore delle macchine di maggiori dimensioni, il Gruppo intende dedicarsi in misura crescente alla realizzazione di impianti personalizzati, in grado di risolvere problemi impiantistici complessi.

Per quanto riguarda gli altri apparecchi per il trattamento dell'aria, la crescente attenzione dei consumatori alla salubrità e qualità dell'aria comporterà, a giudizio del *management*, un incremento della domanda. Per assecondare l'andamento atteso, il Gruppo intende sviluppare ulteriormente la gamma di deumidificatori, umidificatori e purificatori.

Cottura e preparazione dei cibi: il Gruppo fonda le aspettative di crescita sia sul favore con cui la clientela ha accolto modelli di recente introduzione, sia sull'evoluzione e completamento della gamma esistente. A titolo esemplificativo:

(i) nella cottura, proseguirà la promozione dei forni da *top* multifunzione, ed in particolare di quelli realizzati in acciaio *inox* con grande attenzione al *design*, destinati alla fasce di prezzo più elevate. L'ampliamento della gamma interesserà anche la famiglia dei forni elettrici, al fine di presidiare dimensioni attualmente non realizzate. Nelle friggitrici, facendo leva sulla superiorità tecnologica acquisita nella famiglia delle friggitrici a cestello rotante, verrà completata l'offerta nei litraggi più elevati e verranno proposti nuovi modelli a vasca estraibile con scarico d'olio;

(ii) nella preparazione dei cibi, verranno proposti due importanti prodotti a marchio Kenwood, un *food processor* con caratteristiche innovative per modalità costruttive e *design*, finalizzate all'ottimizzazione della funzionalità ed al contenimento delle dimensioni, e l'evoluzione del modello *Kenwood Chef*. Nelle macchine da caffè, il Gruppo intende sostenere l'attuale elevato tasso di crescita operando sia attraverso una evoluzione del *design* di modelli già in produzione, sia attraverso la commercializzazione della "Superautomatica", macchina in grado di integrare molteplici funzioni e destinata alla fascia alta della gamma.

Pulizia e stiro: il Gruppo, anche in considerazione del favore con cui il mercato italiano ha recentemente accolto prodotti a vapore multifunzione di elevato valore unitario (quali il "Triplo Simac"), intende puntare con forza sui concetti di multifunzionalità ed efficienza, proponendo una serie di prodotti che soddisfino tali requisiti. In questo ambito è previsto, nel settore della pulizia, il lancio di un nuovo aspiratore a traino senza sacca di recupero e, nei sistemi stiranti, di un prodotto innovativo basato su una tecnologia esclusiva nel campo della generazione del vapore, rispondente ad esigenze del mercato attualmente non completamente soddisfatte: maggiore velocità di funzionamento, incremento dell'autonomia di utilizzo ed allungamento della vita del prodotto.

***I mercati: perseguire una crescita globale facendo leva sull'articolato network di filiali***

Il *management* ritiene che sussistano le condizioni per una crescita sia nel mercato nazionale sia nei principali mercati internazionali. Tale aspettativa si basa su tre ordini di valutazioni. Il primo, di carattere generale, riguarda il favorevole andamento dei principali settori in cui il Gruppo opera: indicativi, a questo proposito, i tassi di crescita del mercato del condizionamento e trattamento dell'aria in Italia e nei paesi del bacino mediterraneo, la crescita della domanda mondiale di macchine da caffè espresso e la richiesta di prodotti per il riscaldamento mobile negli Stati Uniti d'America, Russia, Gran Bretagna e Giappone.

Il secondo ed il terzo, più specifici, si basano, da un lato, sulla capacità del Gruppo di generare e stimolare una domanda sostenuta anche in quei segmenti di mercato (merceologico o geografico) non interessati da rilevanti dinamiche di crescita, e, dall'altro, sulle significative sinergie che il *management* ritiene di poter ottenere grazie alla complementarietà della struttura distributiva diretta del Gruppo De'Longhi e del Gruppo Kenwoood.

In questo contesto positivo, il *management* intende perseguire ogni opportunità di crescita, ed in particolare:

(i) nel mercato nazionale, la struttura commerciale recentemente varata, organizzata per segmenti di prodotto e canali di vendita, consentirà una maggiore focalizzazione sulla clientela;

(ii) in Europa, il *trend* di crescita verrà supportato da azioni specifiche nei principali mercati geografici. Tra questi: (a) in Gran Bretagna, principale mercato europeo per apparecchi per la cottura e la preparazione dei cibi, verrà implementata una strategia focalizzata sulla crescita e la profittabilità basata sulla *leadership* raggiunta con l'acquisto di Kenwood Appliances plc; (b) in Germania ed in Francia, paesi in cui sia il Gruppo De'Longhi sia il Gruppo Kenwood dispongono di filiali proprie, verrà da un lato ottimizzata la struttura esistente e, dall'altro, aumentata la spinta commerciale. Questo avverrà attraverso l'allargamento della distribuzione ai canali specialisti in generale, e *do it yourself* per quanto riguarda la climatizzazione ed il riscaldamento portatili, con l'obiettivo di raggiungere in tali mercati una posizione di *leadership*;

(iii) nel resto del mondo, il Gruppo intende crescere in misura significativa attraverso azioni specifiche destinate ai singoli mercati: (a) in Giappone, si mirerà a rafforzare la *leadership* nelle macchine da caffè, settore in forte crescita, e ad espandersi nel settore dei prodotti per la pulizia della casa; (b) negli Stati Uniti d'America, la crescita verrà supportata attraverso il potenziamento della struttura distributiva, il lancio di prodotti specificamente ideati per il mercato locale, un adeguato supporto promozionale alle famiglie delle friggitrici e delle macchine da caffè ed un ulteriore ampliamento della gamma di prodotti per il riscaldamento mobile ed il trattamento dell'aria; (c) in Oceania, la crescita verrà sostenuta con la proposta di cucine *free standing* nonché, in particolare per quanto riguarda l'Australia, con l'espansione della base distributiva e con un deciso ingresso nel segmento delle macchine da caffè.

    Inoltre, negli Stati Uniti d'America ed in Giappone, ove il Gruppo Kenwood non dispone di filiali distributive, potranno essere ottimizzate le strutture commerciali di De'Longhi.

***I marchi: focalizzare la missione dei marchi massimizzandone la visibilità, per garantire al cliente una differenziazione tra i prodotti del Gruppo ed assicurare un efficace presidio delle diverse fasce di prezzo***

Il *management* proseguirà la politica di assicurare ai marchi del Gruppo una distinta identità, attraverso un utilizzo coordinato e coerente dei medesimi. In particolare, intende far

leva: (i) sulla notorietà internazionale dei marchi De'Longhi e Kenwood, per offrire al canale *consumer* prodotti ad un livello di prezzo medio-alto; (ii) sulla forza nazionale dei marchi Simac ed Ariete nell'ambito dei prodotti per la preparazione dei cibi, pulizia e stiro; (iii) sui marchi Ariagel e La Supercalor per completare, ove necessario, il presidio o di fasce di prezzo medio-basse o di canali distributivi particolari; e (iv) sul marchio Climaveneta per promuovere in ambito europeo, oltre alle macchine refrigeranti di medio-grandi dimensioni, anche sistemi di condizionamento destinati al canale installatori.

La filosofia sopra descritta trova riscontro anche nel modello organizzativo che il *management* intende perseguire. Proprio per assicurare il massimo impulso all'autonomia ed identità dei marchi, il Gruppo si propone di continuare a mantenere separate, e ad affidare alle singole società, le funzioni di *marketing* di prodotto, ricerca e sviluppo, *design*, progettazione ed organizzazione di vendita, mentre gestirà a livello centrale le funzioni critiche per il controllo dell'attività e l'ottenimento di elevati livelli di efficienza (finanza, logistica, acquisti, controllo di qualità, risorse umane, ecc.).

***Distribuzione: attenzione ai canali distributivi, con politiche di prodotto e di prezzo dedicate e coerenti con l'immagine dei marchi***

Il Gruppo presta costante attenzione all'evoluzione dello scenario distributivo nazionale ed internazionale, in modo da interpretarne comportamenti e bisogni. A tale proposito, il *management* ritiene che il forte orientamento a promuovere e sostenere la notorietà dei marchi, il raggiungimento di una significativa massa critica (perseguita anche attraverso l'acquisizione di Kenwood Appliances plc) e la capacità di affermare prodotti *leader*, permettano al Gruppo di proporre una politica di prezzo distintiva, in grado di consentire ai clienti la realizzazione di margini adeguati. Il *management* ritiene pertanto che il Gruppo si presenti come *partner* ideale rispetto all'attuale tendenza al consolidamento della distribuzione nel canale *consumer*.

***Produzione, ricerca e sviluppo: continua attenzione allo sviluppo del distintivo know-how tecnologico ed industriale, sfruttando al meglio i vantaggi competitivi derivanti dal controllo diretto dei processi industriali più complessi e qualificanti***

Il Gruppo intende, da un lato, mantenere il *know-how* produttivo ed impiantistico, con un'elevata componente di prime lavorazioni realizzate internamente, per non rinunciare ad una competenza distintiva rispetto alla concorrenza e, dall'altro, dedicare tali attività soprattutto alle famiglie di prodotti a più elevata componente tecnologica o comunque strategiche. Il Gruppo continuerà a prestare particolare attenzione alla ricerca e sviluppo ed al processo industriale, specialmente per quanto riguarda la produzione e costruzione degli stampi. La realizzazione di prodotti meno differenzianti (quali, ad esempio, forni a microonde nei modelli di base, climatizzatori murali, ecc.) verrà invece affidata, in misura crescente, a produttori selezionati ubicati prevalentemente in Cina o nell'Europa dell'Est. Il *management* ritiene che la possibilità di servirsi delle strutture del Gruppo Kenwood in Cina costituisca una significativa opportunità in quanto consente di realizzare in tempi contenuti il processo di delocalizzazione, mantenendo, al tempo stesso, il controllo diretto della produzione. Il Gruppo intende pertanto procedere ad un rapido adeguamento della capacità produttiva dello stabilimento di Quing-Xi Town al fine di realizzare in tale ambito prodotti specifici con notevole risparmio di costi.

***Circolante e logistica: costante attenzione alla tempestività della pianificazione, alla gestione del circolante ed all'integrazione ed efficienza dei sistemi informativi***

Il *management* intende perseguire la riduzione del capitale circolante attraverso una serie di attività orientate in particolare ad ottimizzare i livelli di scorta, tra cui: (i) un'attenta revisione dei flussi della pianificazione commerciale che dovrà consentire una maggiore responsabilizzazione del personale cui sono affidate le vendite; (ii) l'estensione del sistema informativo SAP alle società del Gruppo che ancora non ne sono dotate; (iii) l'ottimizzazione delle consegne al cliente finale, con conseguente riduzione degli oneri di movimentazione delle merci e dei rischi di errore; (iv) una maggiore omologazione della componentistica e la riduzione mirata del numero di modelli realizzati dal Gruppo; e (v) una tendenza all'accentramento ed arretramento delle scorte.

***Ulteriori opportunità di crescita***

Il *management* ritiene che l'acquisizione di Kenwood Appliances plc abbia consentito al Gruppo, grazie all'ampliamento in termini di dimensioni e di gamma, di raggiungere un adeguato posizionamento competitivo nel segmento dei prodotti per la cottura e preparazione dei cibi. Ritiene, inoltre, che un'efficiente integrazione tra i due gruppi possa consentire la realizzazione di significative sinergie e pertanto intende dedicare al processo recentemente avviato risorse adeguate. Il *management* è peraltro consapevole che l'attuale tendenza alla concentrazione del settore proseguirà in futuro e che la rilevante struttura distributiva internazionale del Gruppo potrebbe consentire al medesimo ulteriori opportunità di crescita per vie esterne. Non esclude quindi che in specifici settori di attività possa profilarsi la possibilità di effettuare acquisizioni che, in tal caso, verrebbero attentamente valutate.

## 1.3 PATRIMONIO IMMOBILIARE, IMPIANTI E ATTREZZATURE

### 1.3.1 Patrimonio

La seguente tabella mostra le principali proprietà immobiliari del Gruppo. La superficie degli immobili è stata suddivisa in classi secondo i seguenti criteri: classe 1 = fino a 100 mq; classe 2 = dai 101 a 200 mq; classe 3 = da 201 a 400 mq; classe 4 = oltre 400 mq.

| Destinazione | Ubicazione | Classe di superficie |
|---|---|---|
| Uso industriale, magazzino e ufficio | Cazzago di Pianiga (VE), via Stazione 26 | 4 |
| Uso industriale, magazzino e ufficio | Gorgo al Monticano (TV), via Serenissima, 32 | 4 |
| Uso industriale, magazzino e ufficio | Fossalta di Piave (VE), via delle Industrie, 2 | 4 |
| Magazzino | Candiolo (TO), via Simonis, 8 | 4 |
| Ufficio e magazzino | Wellingborougth - Northants (Gran Bretagna), unit 8-9, Bridle Close (Stewarts Rd Business Park) | 4 |
| Magazzino | Wellingborougth - Northants (Gran Bretagna), unit 7, Bridle Close (Stewarts Rd Business Park) | 3 |
| Uso industriale, magazzino e ufficio | Borso del Grappa (TV), via Fabbian Matteo, 7 | 4 |
| Uso industriale, magazzino e ufficio | Treviso, via L. Seitz, 47 | 4 |
| Uso industriale, magazzino e ufficio | Mignagola di Carbonera (TV), via Duca D'Aosta, 121 | 4 |
| Uso industriale, magazzino e ufficio | Moimacco (UD), Strada Statale 54, 21 | 4 |
| Uso industriale, magazzino e ufficio | Pieve d'Alpago (BL) via dell'Industria, 13 | 4 |
| Uso industriale, magazzino e ufficio | Bassano del Grappa (VI), via Sarson, 57/C | 4 |

Il Gruppo possiede i seguenti stabilimenti produttivi principali, ovvero che contribuiscono in misura superiore al 10% al volume di affari ed alla produzione del Gruppo. La su-

perficie degli stabilimenti è stata suddivisa in classi secondo i seguenti criteri: classe 1 = fino a 3.000 mq; classe 2 = da 3.001 a 5.000 mq; classe 3 = da 5001 a 8.000 mq; classe 4 = oltre 8.000 mq.

| Ubicazione | Classe di Superficie (1) | Produzione | Capacità Produttiva (2) | Tasso di Utilizzo Medio (3) |
|---|---|---|---|---|
| Treviso, via L. Seitz, 47 | 4 | Riscaldamento/condizionamento mobile/ deumidificatori | 2.606.700 (4) | 80% |
| Mignagola di Carbonera (TV), via Duca D'Aosta, 121 | 4 | Condizionamento fisso/deumidificatori/ cottura/preparazione dei cibi | 1.270.900 (5) | 72% |
| Borso del Grappa (TV), via Fabbian Matteo, 7 | 4 | Cucine/piani cottura/riscaldamento | 497.000 | 85% |
| Gorgo al Monticano (6) (TV), via Serenissima, 32 | 4 | Riscaldamento/preparazione dei cibi/ pulizia e stiro | 1.967.000 (7) | 80% |
| Moimacco (UD), Strada Statale 54, 21 | 4 | Riscaldamento fisso | 1.328.400 | 68% |
| Pieve d'Alpago (BL) via dell'Industria 13 | 4 | Condizionamento grandi impianti | 2.500 | 85% |
| Bassano del Grappa (8) (VI), via Sarson 57 C | 4 | Condizionamento grandi impianti | 2.200 | 85% |
| Quing-Xi Town, Industrial Zone 2 (Cina) (9) | 4 | Preparazione dei cibi | 1.880.000 | 60% |

(1) I dati si riferiscono alla superficie coperta.
(2) I dati si riferiscono ai pezzi prodotti nel corso del 2000.
(3) I dati si riferiscono all'utilizzo medio nel corso del 2000 rapportato alla capacità produttiva teorica.
(4) Il dato comprende 117.700 pezzi relativi al condizionamento mobile e 2.489.000 pezzi relativi al riscaldamento.
(5) Il dato comprende 282.000 pezzi relativi al riscaldamento, condizionamento fisso e mobile e 988.900 pezzi relativi alla cottura e preparazione dei cibi.
(6) Immobile in parte in proprietà del Gruppo e in parte in locazione finanziaria.
(7) Il dato comprende 349.000 pezzi relativi al riscaldamento, 1.347.000 pezzi relativi ai prodotti per la preparazione dei cibi e 271.000 pezzi relativi ai prodotti per la pulizia e lo stiro.
(8) Immobile in parte di proprietà del Gruppo ed in parte in locazione.
(9) Per quanto riguarda la proprietà del suolo sul quale è posto il fabbricato, *cfr.* Paragrafo 1.2.16.

## 1.3.2 Beni in uso

Lo stabilimento di Gorgo al Monticano è in parte sito su un terreno attraversato da un fossato demaniale. Alla data del Prospetto Informativo sono in corso le pratiche di sdemanializzazione presso i competenti enti.

La tabella seguente indica i beni immobili che il Gruppo utilizza in locazione, con indicazione della società conduttrice. La superficie dei beni immobili è stata suddivisa in classi secondo i seguenti criteri: classe 1 = fino a 100 mq; classe 2 = dai 101 a 200 mq; classe 3 = da 201 a 400 mq; classe 4 = oltre 400 mq.

| Conduttore | Destinazione | Ubicazione | Classe di superficie |
|---|---|---|---|
| Ariagel S.p.A. | Uso industriale magazzino e ufficio | Candiolo (TO), via Simonis 8 | 4 |
| Ariete S.p.A. | Ufficio e uso industriale | Prato, Loc. Macrolotto, via Toscana 57 A/B | 4 |
| Ariete S.p.A. | Magazzino | Settimello di Calenzano (FI), via Baldanzese, 198 | 4 |
| Ariete S.p.A. | Ufficio | Madrid (Spagna), Calle Fernando Diaz de Mendoza 48 | 1 |
| Climaveneta Deutschland GmbH | Ufficio | Norderstedt (Germania), Oststr. 122 Haus B, II, OG D-22844 | 3 |
| Climaveneta Deutschland GmbH | Magazzino | Norderstedt (Germania), Oststr. 122 Haus B, II, OG D-22844 | 1 |
| Climaveneta S.p.A. (1) | Uso industriale | Bassano del Grappa, via Sarson, 57 C | 4 |
| Climaveneta S.p.A. | Ufficio | Pieve d'Alpago, viale del Lavoro, 32 | 4 |
| De'Longhi Canada Inc. | Ufficio e magazzino | Ontario L4W3Y4 (Canada), Ronsa Court n. 1040, Mississauga | 4 |

| Conduttore | Destinazione | Ubicazione | Classe di superficie |
|---|---|---|---|
| De'Longhi France S.a.r.l. | Ufficio | Asnières (Francia), Rue de Frères Chaussons | 4 |
| De'Longhi Japan Corp. | Ufficio | Tokyo 101-0044 (Giappone), Kajicho Chiyoda- ku, n. 1-5-6 | 4 |
| De'Longhi Japan Corp. | Ufficio | Tokio, Kajicho Chiyoda - Ku, n. 1-6-15 | 2 |
| De'Longhi Japan Corp. | Ufficio | Osaka, Bingomachi Chou - Ku, n. 3-3-15 | 2 |
| De'Longhi Japan Corp. | Magazzino | Tokyo, Kitashinagawa Shinagawa - Ku n. 1-3-9 | 3 |
| De'Longhi Japan Corp. | Magazzino | Osaka, Minamikaneden Suita n. 2-21-25 | 3 |
| De'Longhi Nederland B.V. | Ufficio | Kenauweg, 25, 2331 BA Leiden 2303 DB (Olanda) | 4 |
| De'Longhi Deutschland GmbH | Ufficio e magazzino | Mainhausen (Germania), Dieselstrasse 21 | 4 |
| De'Longhi America Inc. | Ufficio | Saddle Brook (New Jersey), Park 80 West, Plaza 1 | 4 |
| De'Longhi America Inc. | Ufficio | Martinez (California 94533), 4589 Pacheco Boulevard | 4 |
| De'Longhi America Inc. | Magazzino | Wayne (New Jersey), 82 Totowa Road | 4 |
| De'Longhi America Inc. | Magazzino | Clifton (New Jersey), 101 Kuller Road | 4 |
| De'Longhi Shangai (Representative Office) | Ufficio | Shangai (Cina), Unit B, 21st floor, Shanghai Industrial Investment Building 18 Cao Xi Bei Road | 2 |
| De'Longhi S.p.A. | Magazzino | Borso del Grappa, via Vallina Orticella, 22 | 4 |
| De'Longhi S.p.A. (2) | Magazzino | Borso del Grappa, via Fabbian Matteo 7 | 4 |
| De'Longhi S.p.A. | Magazzino | Treviso, via Castellana 17 | 4 |
| De'Longhi S.p.A. | Uso industriale | Ampezzo, via G. Ellero, 23 | 4 |
| De'Longhi S.p.A. | Magazzino | Spercenigo di S. Biagio di Callalta (TV) | 4 |
| De'Longhi S.p.A. | Uso foresteria | Francavilla al Mare, via Nazionale Adriatica Nord, 120 | 1 |
| De'Longhi S.p.A. | Parcheggio | Treviso, via Da Milano | 4 |
| De'Longhi S.p.A. | Ufficio | Bari, via Kennedy, 89 | 1 |
| De'Longhi S.p.A. | Uso foresteria | Treviso, via Santa Caterina, 37 | 1 |
| De'Longhi S.p.A. | Uso abitativo | Treviso, via don Milani, 10 | 1 |
| De'Longhi S.p.A. | Autorimessa | Treviso, via don Milani, 10 | 1 |
| De'Longhi S.p.A. | Magazzino | Treviso, SS Postumia 41/B | 4 |
| De'Longhi S.p.A. | Ufficio | Campagnano (Roma), via della Celsetta 6 | 1 |
| De'Longhi Clima Polska Sp.zo.o. | Ufficio | Varsavia (Polonia), Via Dzierzoniowska, 4 | 2 |
| Elba S.p.A. | Magazzino | Borso del Grappa (TV), via Vallina Orticella, 22 | 4 |
| Ergoklima S.p.A. | Uso industriale magazzino e ufficio | Pieve d'Alpago, viale del Lavoro, 32 | 4 |
| E-Services S.r.l. (2) | Ufficio | Treviso, Via L. Seitz 47 | 2 |
| Kenwood Appliances plc | Uso industriale magazzino e ufficio | New Lane, Havant, Hampshire | 4 |
| Kenwood Appliances plc | Magazzino | Limberline Road, Hilsea Portsmouth, Hampshire | 4 |
| Kenwood Appliances (S) Pty Ltd | Magazzino, ufficio | 61 Lorong 17, # 05-02 Lam Leong Bld, Singapore 388574 | 3 |
| Kenwood Appliances (M) Sdn Bhd | Magazzino, ufficio | Suite 1.2 Delteq Technoplex, 2A Jalan 243 Section 51A, 46100 Petaling Jaya Selangor, Malesia | 3 |
| Kenwood Elektrogeräte GmbH | Ufficio | Dornhofstrasse 89, 63263 Neu-Isenburg, Germania | 3 |
| Kenwood Manufacturing GmbH | Magazzino, ufficio | Industriezentrum NO- Sued Strasse 2a, 2355 Wiener-Neudorf, Austria | 4 |
| Kenwood Home Appliances Pty Ltd | Magazzino, ufficio | 28 Blumberg Street Industria West, Johannesburg 2093, Sud Africa | 4 |
| Kenwood Home Appliances Pty Ltd | Ufficio | Units 1&2, 39 Grey Street Paarden Eiland, Cape Town, Sud Africa | 4 |
| Société Kenwood France | Ufficio | 13 rue du pont des Halles, 94150 Rungis, Parigi | 4 |
| La Supercalor S.p.A. | Magazzino e ufficio | Seregno (MI), via Strauss 13-15 | 4 |
| Micromax S.p.A. | Uso industriale magazzino e ufficio | Pieve d'Alpago, viale del Lavoro, 32 | 4 |
| Simac - Vetrella S.p.A.(3) | Uso industriale magazzino e ufficio (1) | Gorgo al Monticano (TV), via Serenissima, 32 | 4 |
| Simac - Vetrella S.p.A. | Magazzino | Motta di Livenza (TV), via dei Rori, Zona Industriale Nord | 4 |
| Tricom Industrial Co. Ltd | Uso industriale ufficio | Quing-Xi Town (Cina), Industrial Zone 2 | 4 |
| Kenwood Appliances (HK) Ltd | Magazzino e ufficio | 6D Spinners Industrial Bld Phase 5 760 Cheung Sha Wan Road Kowloon, Hong Kong | 4 |

(1) Immobile in parte in locazione e in parte in proprietà.

(2) Immobile locato da società del Gruppo e già ricompreso nella tabella di cui al Paragrafo 1.3.1.

(3) Immobile in parte in locazione finanziaria ed in parte in proprietà.

Il Gruppo, inoltre, utilizza i seguenti stabilimenti produttivi in locazione. La superficie degli stabilimenti è stata suddivisa in classi secondo i seguenti criteri: classe 1 = fino a 3.000 mq; classe 2 = da 3.001 a 5.000 mq; classe 3 = da 5001 a 8.000 mq; classe 4 = oltre 8.000 mq.

| Ubicazione | Classe di superficie | Produzione | Capacità produttiva (1) |
|---|---|---|---|
| Ampezzo (UD), via G. Ellero, 23 | 4 | Cottura/preparazione dei cibi/riscaldamento | 757.100 (2) |
| Gorgo al Monticano (TV), via Serenissima, 32 (3) | 4 | Riscaldamento /preparazione dei cibi/pulizia e stiro | 1.967.000 (4) |
| Bassano (VI), via Sarson, 57 C (3) | 3 | Condizionamento grandi impianti | 2.200 |
| Prato, Loc. Macrolotto | 4 | Condizionamento/Preparazione dei cibi/ pulizia/stiro | 65.000 |
| Pieve d'Alpago, viale del Lavoro, 32 (Ergoklima) (6) | 1 | Semilavorati | (5) |
| Pieve d'Alpago, viale del Lavoro, 32 (Micromax) (6) | 1 | Componenti per condizionatori grandi impianti | 2.300 |
| Candiolo (TO), via Simonis, 8 (6) | 3 | Condizionatori fissi e mobili/ Deumidificatori | 112.871 |
| Havant New Lane, Havant, Hampshire | 4 | Filtri per acqua/preparazione dei cibi | 1.750.000 (7) |

(1) I dati si riferiscono ai pezzi prodotti nel corso del 2000.

(2) Il dato comprende 444.000 pezzi relativi al riscaldamento e 313.100 pezzi relativi ai prodotti per la cottura e preparazione dei cibi.

(3) Immobile in parte in proprietà del Gruppo e in parte in locazione.

(4) Il dato comprende 349.000 pezzi relativi al riscaldamento, 1.347.000 pezzi relativi ai prodotti per la cottura e preparazione dei cibi e 271.000 prodotti per la pulizia e lo stiro.

(5) L'attività produttiva dello stabilimento di Ergoklima, a Pieve d'Alpago, viale del Lavoro 32, è rappresentata da semilavorati destinati a grandi impianti fabbricati da Ergoklima S.p.A., nello stabilimento di via dell'Industria 13. Pertanto, la capacità produttiva di quest'ultima è da intendersi comprensiva anche di quella dello stabilimento di Ergoklima S.p.A, situato in viale del Lavoro, 32.

(6) Stabilimento in locazione finanziaria.

(7) Il dato comprende la produzione di 1.430.000 confezioni di filtri per acqua.

La tabella che segue indica gli estremi dei contratti di *leasing* immobiliare rilevanti per l'attività del Gruppo. La superficie dei beni immobili è stata suddivisa in classi secondo i seguenti criteri: classe 1 = fino a 1.000 mq; classe 2 = da 1.001 a 2.000 mq; classe 3 = da 2.001 a 3.000 mq; classe 4 = oltre 3.000 mq.

| Ubicazione | Classe di Superficie | Produzione | Capacità Produttiva (1) | Data di decorrenza | Durata (mesi) | Corrispettivo della locazione (2) |
|---|---|---|---|---|---|---|
| Candiolo (TO), via Simonis 8 | 4 | Condizionatori fissi e mobili/ deumidificatori | 113.000 | Dicembre 1998 | 96 | 4.631.040.000 |
| Gorgo al Monticano (TV), via Serenissima 32 | 4 | Riscaldamento/ cottura/pulizia e stiro | 1.967.000 | Gennaio 1993 | 108 | 8.962.693.200 |
| Gorgo al Monticano (TV), via Serenissima 32 | 2 | Uffici | | Ottobre 1994 | 108 | 1.319.587.200 |
| Gorgo al Monticano (TV), via Serenissima 32 | 4 | Riscaldamento/ cottura/pulizia e stiro | 1.967.000 | Gennaio 1997 | 108 | 2.251.908.000 |
| Pieve d'Alpago (BL), viale del Lavoro 32 grandi impianti | 4 | Componenti per condizionatori | 2.300 | Luglio 2000 | 107 | 5.275.100.000 |

(1) I dati si riferiscono ai pezzi prodotti nel corso del 2000.

(2) Tale dato non è comprensivo del prezzo di riscatto.

La tabella che segue indica gli estremi dei contratti di *leasing* mobiliare rilevanti per l'attività del Gruppo.

| Società utilizzatrice | Beni | Data di *decorrenza* | Durata *(mesi)* | Corrispettivo *della locazione* (1) |
|---|---|---|---|---|
| Ariete S.p.A. | Attrezzatura stampi per macchina caffè | Giugno 1996 | 48 | 854.000.000 |
| | Attrezzatura stampi per macchina caffè | Settembre 2000 | 48 | 556.600.000 |
| Sile Corpi Scaldanti S.r.l. | Forno di saldobrasatura | Aprile 2001 | 84 | 606.627.000 |
| Simac-Vetrella S.p.A. | Linea assemblaggio ferri da stiro | Luglio 1998 | 60 | 931.392.000 |
| | Stampi usati | Luglio 1998 | 48 | 1.412.198.600 |
| | Presse | Marzo 2000 | 84 | 1.309.555.000 |
| | Pressa | Aprile 2000 | 84 | 603.535.000 |
| | Pressa | Marzo 2000 | 84 | 706.021.000 |
| Radel S.p.A. | Macchinari per modifica linee | Gennaio 1997 | 84 | 2.456.022.800 |
| | Macchinari sistema stampaggio | Aprile 1998 | 84 | 1.688.061.200 |
| | Macchinari sistema stampaggio | Aprile 1998 | 84 | 1.688.061.200 |
| | Macchinari linea per convettori | Luglio 1997 | 84 | 533.876.000 |
| | Macchinari linea per convettori | Giugno 1997 | 84 | 533.937.600 |
| | Attrezzatura varia | Settembre 1997 | 84 | 3.136.591.500 |
| | Macchinari per linea Schlatter | Maggio 1998 | 84 | 15.867.180.000 |

(1) Tale dato non è comprensivo del prezzo di riscatto.

## 1.4 EVENTI ECCEZIONALI

Ad eccezione delle acquisizioni descritte nel Paragrafo 1.2.17.b.1 e dell'acquisizione Kenwood Appliances plc (*cfr.* Sezione Seconda, Capitolo VIII, Paragrafo 8.2), nel corso degli ultimi tre esercizi non si sono verificati eventi eccezionali che abbiano influito sull'attività del Gruppo.

## 1.5 INFORMAZIONE SUL GRUPPO DI APPARTENENZA

La Società è a capo di un gruppo costituito da 48 società, la cui struttura è descritta graficamente al Paragrafo 1.1 e, in modo più esteso, al successivo Paragrafo 1.7.

## 1.6 ALTRE INFORMAZIONI

### 1.6.1 Responsabili chiave e personale

L'organigramma funzionale della Società è di seguito riportato.


Amministratore Delegato
S. Beraldo 2
Direzione Pianificazione Strategica
C. Segato 2
Investor Relator
L. Scanferla
Information Technology
D. Faccioni 1
Direzione Amminitrazione Finanza e Controllo
a.i. S. Beraldo 72
Direzione Personale
G. Catterin 36
Direzione Legale
C. Del Turco 3
Direzione Acquisti
S. Cogo 26
Direzione R&D Clima
S. Zanolin 43
Direzione Qualità
F. Omiccioli 42
Direzione Generale Commerciale e Marketing
F. De'Longhi 171
Direzione Produzione
R. Bulian 1284
Direzione Logistica
P. Cavicchi 46
Direzione R&D Riscaldamento
F. Zanolla 16
Direzione Marketing
S. Novello 23
Direzione Design
G. Borin 9
Direzione R&D Piccolo Elettrodomestico
G. Marconi 54
Direzione Service
Cogliati 42
Direzione Commerciale Elettrodomestico Estero
S. Gatto 33
Direzione Commerciale Piccolo Elettrodomestico Italia
F. Pettenò 14
Direzione Commerciale Clima e Cucine Italia
V. Carminati 16
Direzione Commerciale Marketing Condizionamento Fisso & HS
P. Solinas 34

Si riportano di seguito alcune informazioni relative ai responsabili chiave.

*Giuseppe De'Longhi* è nato a Treviso il 24 aprile 1939. Dopo aver conseguito la laurea in Economia presso l'Università Ca'Foscari di Venezia, è entrato nell'azienda di famiglia. Alla data del Prospetto Informativo, ricopre la carica di Presidente della Società, della quale è azionista di controllo.

*Fabio De'Longhi* è nato a Treviso il 24 settembre 1967. Dopo aver conseguito la laurea in Economia Aziendale presso l'Università Bocconi di Milano, ha ricoperto diverse cariche all'interno della Direzione Commerciale e *Marketing*, sia in Italia sia all'estero. Alla data del Prospetto Informativo, è Vice Presidente, nonché Direttore Commerciale e *Marketing* della Società.

*Stefano Beraldo* è nato a Venezia il 23 marzo 1957. Dopo aver conseguito la laurea in Economia presso l'Università Ca'Foscari di Venezia, ha maturato una significativa esperienza nell'ambito dell'*auditing* e consulenza aziendale. Successivamente ha ricoperto diverse cariche direttive all'interno del gruppo Benetton, nonché quella di Direttore Generale di GS Euromercato S.p.A. Alla data del Prospetto Informativo, ricopre la carica di Amministratore Delegato e Direttore Generale della Società.

* * * * *

*Silvio Sartori*, nato a Belluno l'11 settembre 1941, è laureato in Economia presso l'Università di Pescara. Ha ricoperto diversi significativi ruoli direttivi in varie società del Gruppo. Alla data del Prospetto Informativo, ricopre la carica di Amministratore Delegato e Presidente di Climaveneta S.p.A. e di Ergoklima S.p.A.

*Antonio Angelo Pilati*, nato a Bassano del Grappa (VI) il 29 settembre 1949, è laureato in Ingegneria Elettrotecnica presso l'Università di Padova. Dopo una significativa esperienza nell'ambito della produzione e ricerca e sviluppo in alcune società, ha ricoperto il ruolo di direttore tecnico e di stabilimento di Elba S.p.A. Alla data del Prospetto Informativo ricopre la carica di Amministratore Delegato di Elba S.p.A., nonché di consigliere di De'Longhi Divisione Cucine S.p.A.

*Dario Melò*, nato a Bologna il 15 aprile 1957, è laureato in Economia e Commercio presso l'Università di Bologna ed ha ricoperto significativi ruoli amministrativo-finanziari e dirigenziali in diverse società. Alla data del Prospetto Informativo è Amministratore Delegato di Simac-Vetrella S.p.A., amministratore di Sile Corpi Scaldanti S.r.l., nonché Presidente di La Supercalor S.p.A e di Ariagel S.p.A.

*Colin James Gordon*, nato a Bristol (UK), il 22 marzo 1947, dopo aver maturato una ventennale esperienza in qualità di Presidente dell'area *european operation* e Direttore della Strategia di Gruppo presso una società del gruppo Diageo plc, dal 1997 ricopre la carica di Presidente e Direttore Generale di Kenwood Appliances plc. Alla data del Prospetto Informativo, ricopre anche la carica di amministratore di De'Longhi S.p.A.

*Philippe Crevoisier*, nato a Lure (Francia), il 18 marzo 1958, ricopre dal 1995 la carica di Direttore Generale di Ariete S.p.A. e, dal 2000, di Direttore Vendite e *Marketing* di Kenwood Appliances plc. Alla data del Prospetto Informativo, ricopre la carica di Presidente e Direttore Generale di Ariete S.p.A.

* * * * *

*Investor Relator* è *Lorenza Scanferla*, nata a Brugg (Svizzera) il 25 novembre 1954. Laureata in Economia e Commercio presso l'Università Ca'Foscari di Venezia, dopo una significativa esperienza di *auditing*, ha ricoperto il ruolo di Direttore centrale controllo di gestione e *reporting* di Gruppo in Ferruzzi Finanziaria S.p.A. e di Direttore di pianificazione e controllo di gruppo in Stefanel S.p.A. Alla data del Prospetto Informativo, è Direttore Controllo di Gruppo.

* * * * *

La seguente tabella mostra il numero dei dipendenti complessivamente impiegati dalle società del Gruppo al 31 dicembre 1998, 1999 e 2000, ripartiti secondo le principali categorie:

| | 31 dicembre 1998 | 31 dicembre 1999 | 31 dicembre 2000 |
|---|---|---|---|
| **Gruppo De'Longhi** | | | |
| Dirigenti | 45 | 43 | 56 |
| Impiegati | 942 | 982 | 1.057 |
| Operai | 2.480 | 2.586 | 2.747 |
| **Totale** | **3.467** | **3.611** | **3.860** |
| **Gruppo Kenwood** | | | |
| Dirigenti | 18 | 16 | 15 |
| Impiegati | 615 | 565 | 515 |
| Operai | 1.395 | 1.257 | 799 |
| **Totale** | **2.028** | **1.838** | **1.329** |
| **Totale Gruppo** | **5.495** | **5.449** | **5.189** |

* * * * *

Radel S.p.A. ha fatto ricorso alla Cassa Integrazione Guadagni nel 1999 e nel 2000, due giorni la settimana per cinque settimane, coinvolgendo un numero massimo di 235 operai. Simac-Vetrella S.p.A. ha fatto ricorso alla Cassa Integrazione Guadagni l'11 giugno 1999, coinvolgendo complessivamente 79 operai.

Salvo quanto sopra indicato, nessun'altra società del Gruppo ha fatto ricorso alla Cassa Integrazione Guadagni.

### 1.6.2 Investimenti

La seguente tabella indica l'ammontare dei principali investimenti in immobilizzazioni immateriali, materiali e finanziarie del Gruppo desunti dai Bilanci Consolidati *Pro-Forma* Combinati nel triennio 1998, 1999 e 2000, con separata evidenza degli investimenti del Gruppo De'Longhi e del Gruppo Kenwood.

La tabella non comprende i dati relativi agli investimenti del Gruppo De'Longhi per complessive Lire 538.889 milioni nelle partecipazioni in De'Longhi Divisione Cucine S.p.A., DL Radiators S.p.A., Climaveneta S.p.A., Micromax S.p.A. ed Ergoklima S.r.l. (*cfr.* Paragrafo 1.2.17) in quanto, al fine della predisposizione sia dei Bilanci Consolidati *Pro-Forma* (*cfr.* Capitolo IV, Paragrafo 4.1) sia dei Bilanci Consolidati *Pro-Forma* Combinati (*cfr.* Capitolo IV *bis*), l'effetto delle acquisizioni medesime è stato riportato al 1° gennaio 1998, con conseguente consolidamento delle predette società a far tempo da tale data.

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| **Gruppo De'Longhi** | | | |
| Immobilizzazioni immateriali | 3.977 | 2.115 | 6.875 |
| Immobilizzazioni materiali | 72.990 | 37.259 | 52.394 |
| Immobilizzazioni finanziarie | – | – | – |
| **Totale De'Longhi** | **76.967** | **39.374** | **59.269** |
| **Gruppo Kenwood** | | | |
| Immobilizzazioni immateriali | – | – | – |
| Immobilizzazioni materiali | 16.767 | 17.506 | 11.374 |
| Immobilizzazioni finanziarie | – | – | – |
| **Totale Kenwood** | **16.767** | **17.506** | **11.374** |
| **Totale Gruppo** | **93.734** | **56.880** | **70.643** |

Gli investimenti in immobilizzazioni materiali nel triennio 1998, 1999 e 2000 sono principalmente riferibili all'ampliamento di fabbricati, ad interventi di adeguamento normativo, all'acquisto di impianti (presse ed impianti di saldatura) ed all'acquisto e realizzazione di stampi.

Gli investimenti in immobilizzazioni immateriali nel triennio 1998, 1999 e 2000 sono principalmente relativi al programma di introduzione del sistema informativo aziendale SAP, allo sviluppo di nuovi *software* applicativi aziendali, di progetti per prototipi e nuovi prodotti ed all'acquisizione di brevetti industriali.

Nel triennio 1998, 1999 e 2000 non sono stati effettuati investimenti in immobilizzazioni finanziarie, salvo quanto indicato nel presente Paragrafo.

I suddetti investimenti sono stati finanziati mediante ricorso all'indebitamento a lungo termine verso il sistema bancario, a mezzi propri ed all'emissione del prestito obbligazionario Eurobond di De'Longhi Pinguino S.A. (*cfr.* Sezione Prima, Capitolo IV, Paragrafo 4.6.1).

Per quanto riguarda l'esercizio in corso, i principali investimenti effettuati al 30 aprile 2001, in Italia ed all'estero, possono essere così suddivisi:

| (Milioni di Lire) | 2001 | Italia | Estero |
|---|---|---|---|
| **Gruppo De'Longhi** | | | |
| Immobilizzazioni immateriali | 1.461 | 1.454 | 7 |
| Immobilizzazioni materiali | 12.483 | 12.149 | 334 |
| Immobilizzazioni finanziarie | 4 | – | 4 |
| **Totale De'Longhi** | **13.948** | **13.603** | **345** |
| **Gruppo Kenwood** | | | |
| Immobilizzazioni immateriali | – | – | – |
| Immobilizzazioni materiali | 7.993 | 1.341 | 6.652 |
| Immobilizzazioni finanziarie | – | – | – |
| **Totale Kenwood** | **7.993** | **1.341** | **6.652** |
| ***Totale Gruppo*** | **21.941** | **14.944** | **6.997** |

Gli investimenti in immobilizzazioni materiali ed immateriali rientrano in tipologie analoghe agli investimenti del Gruppo nel triennio 1998,1999 e 2000.

Gli investimenti in immobilizzazioni finanziarie riguardano l'acquisizione del Gruppo Kenwood (*cfr.* Paragrafo 1.2.1.c).

I suddetti investimenti, ivi compresa l'acquisizione del Gruppo Kenwood, sono stati finanziati mediante ricorso ad indebitamento a lungo termine verso il sistema bancario, nonché con mezzi propri derivanti dall'aumento di capitale deliberato e sottoscritto in data 18 aprile 2001 (*cfr.* Capitolo VI, Paragrafo 6.11).

*1.6.2.a Assicurazioni*

Il Gruppo ha stipulato diverse polizze assicurative, fra le quali, le più rappresentative riguardano il rischio di distruzione o danneggiamento di propri impianti, fabbricati e merci e la responsabilità civile derivante da prodotti e dall'attività aziendale.

Il *management* ritiene, sulla base dell'esperienza maturata negli esercizi passati, che le caratteristiche ed i massimali di tali polizze rispondano alle esigenze del Gruppo.

### 1.6.3 Politica di ricerca e sviluppo

Il Gruppo dedica all'attività di ricerca e sviluppo oltre 220 risorse (*cfr.* Paragrafo 1.2.1.b.2). L'intensa attività di ricerca e sviluppo del Gruppo, supportata anche da rapporti di collaborazione con varie Università italiane e con riconosciuti laboratori internazionali, ha consentito al medesimo di ottenere e consolidare nel tempo vantaggi competitivi che, a giudizio del *management*, possono essere raggruppati in due aree principali.

La prima riguarda l'efficienza del ciclo produttivo ed il contenimento dei costi di produzione mediante l'innovazione dei processi produttivi. Nei vari settori di attività, il Gruppo sfrutta le specifiche conoscenze sviluppate nel settore dello stampaggio delle lamiere, della saldatura, dell'iniezione della plastica, della verniciatura e smaltatura, dell'utilizzo dei gas, dell'elettronica e dell'elettrotecnica per progettare e realizzare impianti produttivi altamente automatizzati, moderni ed efficienti sotto il profilo dei costi.

La seconda si riferisce più direttamente alle caratteristiche dei prodotti commercializzati. La capacità dei reparti di ricerca e sviluppo del Gruppo di individuare soluzioni e tecnologie innovative ha permesso al medesimo, da un lato, di proporre al mercato prodotti innovativi, quali: il "Dragon De'Longhi" (il primo radiatore elettrico mobile del Gruppo a basso calore superficiale), il "Pinguino", la "Friggimeglio" (la prima friggitrice a cestello rotante, capace di utilizzare una minor quantità d'olio ed assicurare, al tempo stesso, migliori caratteristiche organolettiche ai cibi preparati) ed il "Kenwood Chef" (prodotto *leader* in Inghilterra nella preparazione dei cibi) ([32]). Inoltre il Gruppo ha saputo assecondare, e spesso anticipare, i mutamenti delle esigenze della clientela e del quadro normativo di riferimento: si segnala, a tale proposito, che il Gruppo è già in grado di utilizzare, nei propri impianti refrigeranti, gas a basso impatto ambientale, in linea con le raccomandazioni espresse dal protocollo di Kyoto (*cfr.* Paragrafo 1.2.13).

L'attività svolta ha consentito al Gruppo di accedere ai benefici concessi dalla Legge 46/82, "*Programma di ricerca applicata*", tra l'altro, per lo studio di "*Nuovi sistemi condizionanti utilizzanti come gas refrigerante idrocarburi in luogo dei CHF e degli HCFC e relativo processo prototipale di produzione*" e di una "*Macchina per la produzione di acqua od aria calda o fredda mediante un fluido frigorigeno*". Sono stati altresì ottenuti i contributi previsti dalla Legge 140/97 "*Innovazione Tecnologica*". I costi relativi all'attività di ricerca e sviluppo sono in larga misura sostenuti senza alcuna patrimonializzazione ed iscritti tra i normali costi di produzione, sia in fase previsionale che consuntiva.

### 1.6.4 Procedimenti giudiziari e arbitrali rilevanti

*Responsabilità da prodotto*: alla data del Prospetto Informativo, sono pendenti alcuni procedimenti giudiziari (prevalentemente negli USA) per il risarcimento di danni a cose o persone causati da asseriti malfunzionamenti di prodotti del Gruppo. Altre situazioni contestate, anch'esse prevalentemente verificatesi negli Stati Uniti d'America, potrebbero condurre all'instaurazione di contenziosi.

Per quanto riguarda l'Italia si segnala, in particolare, un procedimento avente ad oggetto le lesioni permanenti subite da un soggetto, non dipendente e non appartenente ad un centro di assistenza autorizzato De'Longhi, provocate dallo scoppio di un sistema stirante durante un tentativo di riparazione. Alla data del Prospetto Informativo, conclusa la fase delle indagini preliminari, si è in attesa delle determinazioni del Pubblico Ministero in ordine all'esercizio dell'azione penale.

Il *management* ritiene, anche sulla base della passata esperienza, del merito delle contestazioni e dell'esistenza di coperture assicurative, che i suddetti procedimenti e le contestazioni in essere non presentino caratteristiche tali da poter incidere in modo significativo sull'attività del Gruppo.

(32) Elaborazioni del *management* su fonti Gesellschaft für Konsumforschung.

*Proprietà industriale*: alla data del Prospetto Informativo sono pendenti alcuni procedimenti aventi ad oggetto asserite contraffazioni di brevetti industriali. A tale proposito si segnala che una società ha instaurato una vertenza, attualmente pendente in Italia, Francia e Gran Bretagna, affinché venga dichiarata la violazione di un'invenzione, tutelata da brevetto, relativa ad alcuni modelli di friggitrici, richiedendo il risarcimento del danno asserito (quantificato da parte attrice in circa Lire 50 miliardi), nonché l'inibizione della realizzazione e commercializzazione dei prodotti che si accertassero in contraffazione.

Nel corso di tale vertenza al Gruppo è stato ingiunto in via cautelare dalle competenti Autorità Giudiziarie, in Italia ed in Francia, di non realizzare o commercializzare alcuni modelli di friggitrici, peraltro non più in produzione.

Il *management* ritiene, anche in base a pareri rilasciati da studi professionali specialistici, che dalle azioni promosse contro il Gruppo in materia di proprietà industriale non dovrebbe derivare un consistente pregiudizio alla sua attività, in quanto la validità dei diritti brevettuali vantati da terzi sarebbe contestabile. Più in particolare, per quanto riguarda il caso delle friggitrici sopra descritto, si segnala che nell'esaminare un'analoga richiesta avanzata dalla medesima attrice contro terzi in Germania, il giudice competente ha dichiarato l'invalidità del brevetto dalla stessa depositato.

*Rapporti di agenzia*: alla data del Prospetto Informativo sono in essere alcuni procedimenti instaurati, in Italia, da agenti che richiedono il pagamento dell'indennità prevista ex art. 1751 cod. civ., anziché l'indennità suppletiva di clientela calcolata in base all'accordo economico collettivo applicabile. I suddetti procedimenti sono in fase istruttoria.

Il *management* ritiene che da tali controversie non dovrebbero derivare pregiudizi rilevanti per l'attività del Gruppo, in quanto, sulla base di recenti sentenze, gli accordi economici collettivi vigenti sarebbero da ritenersi una legittima attuazione dell'art. 1751 cod. civ.

*Rapporti di lavoro*: il Gruppo è convenuto in alcuni contenziosi giuslavoristici, tra i quali, in particolare, si segnalano due controversie.

La prima riguarda una pretesa avanzata da un ex dirigente di Ariete S.p.A. al fine di ottenere il riconoscimento dell'equo premio per attività inventiva svolta nell'esecuzione del rapporto di lavoro. La pretesa quantificata dal ricorrente ammonta a circa Lire 47 miliardi ed è fermamente contestata dalla convenuta. Alla data del Prospetto Informativo il giudice ha rigettato un'istanza avente ad oggetto il pagamento di una provvisionale, ordinando la prosecuzione dell'istruttoria.

La seconda consiste in una richiesta di risarcimento per danni conseguenti ad un incidente mortale durante lavori di manutenzione eseguiti da una ditta terza. Alla data del Prospetto Informativo, il procedimento è in fase istruttoria.

*Altro*: alla data del Prospetto Informativo sono inoltre pendenti: (i) un procedimento relativo all'asserita violazione da parte della Società dell'impegno di produrre, a seguito di una lettera di intenti, una partita di macchine da caffè. La pretesa quantificata da parte attrice, e fortemente denegata dalla Società, ammonta a Lire 23,6 miliardi. Alla data del Prospetto Informativo tale procedimento è in fase istruttoria; (ii) un contenzioso promosso da una società che reclama un risarcimento danni, da compensarsi parzialmente con un debito nei confronti del Gruppo, per un asserito inadempimento contrattuale relativo alla mancata conformità di alcuni modelli di cucine a sopravvenuti mutamenti normativi in Francia. Alla data del Prospetto Informativo, il giudice ha disposto la comparizione delle parti, anche al fine di definire un tentativo di conciliazione; (iii) una causa in Israele attivata da un ex-distributore a seguito della risoluzione di un rapporto di distribuzione esclusiva, nell'ambito

della quale De'Longhi ha presentato domanda riconvenzionale per circa Lire 3,2 miliardi. Alla data del Prospetto Informativo è in corso la fase d'istruzione probatoria; (iv) un contenzioso promosso dal Ministero del Tesoro per un'asserita inosservanza del divieto di esportazione in Serbia ed in Montenegro (D.L. 6 giugno 1992, n. 305). Alla data del Prospetto Informativo è stato notificato al Gruppo l'atto di infrazione valutaria.

Il Gruppo è inoltre coinvolto in ulteriori procedimenti nell'ambito dell'ordinaria amministrazione. Per quanto riguarda, in particolare, il recupero crediti, la Società è parte attiva di alcuni procedimenti al fine di ottenere i pagamenti inevasi di forniture.

A fronte delle controversie sopra elencate, la Società (per circa Lire 5.000 milioni) e le controllate (per circa Lire 2.000 milioni) hanno provveduto ad appostare nei rispettivi bilanci fondi che, allo stato attuale delle conoscenze, e tenendo conto delle coperture assicurative in essere, il *management* ritiene adeguati (*cfr.* Sezione Prima, Capitolo IV, Paragrafo 4.6.1).

### 1.6.5 Posizione fiscale

*a. Ultimo esercizio definito*

Per le società italiane del Gruppo, alla data del Prospetto Informativo, i periodi di imposta che possono ancora formare oggetto di accertamento sono:

- ai fini delle imposte dirette quelli decorrenti dal 1995;
- ai fini IVA quelli decorrenti dal 1996.

Per quanto riguarda le società estere del Gruppo, viene di seguito segnalato l'ultimo periodo d'imposta definito:

| **Società** | **Ultimo periodo d'imposta definito** |
|---|---|
| De'Longhi USA Inc. | 1995 |
| De'Longhi Japan Corp. | 1999 |
| De'Longhi Deutschland GmbH | 1994 |
| De'Longhi Nederland B.V. | 1996 |
| De'Longhi Canada Inc. | 1995 |
| De'Longhi Ltd | 1997 |
| De'Longhi France S.a.r.l. | 1997 |

Le società di diritto britannico appartenenti al Gruppo Kenwood hanno definito con le Autorità fiscali inglesi (*Inland Revenue*) i periodi d'imposta fino al 31 marzo 1998.

*b. Valutazione dell'eventuale contenzioso in essere alla data del Prospetto Informativo*

Alla data del Prospetto Informativo risultano in essere i seguenti procedimenti.

*De'Longhi S.p.A.*

In sede di verifica parziale relativa ai periodi di imposta dal 1995 al 1998, la Guardia di Finanza – Nucleo Regionale di Polizia Tributaria del Veneto – ha formulato rilievi in ordine a presunte indebite svalutazioni della partecipazione posseduta nella società Immobiliare Findomestic S.r.l.

Qualora in seguito a tale verifica venisse emesso un avviso di accertamento, potrebbero emergere maggiori imposte (IRPEG ed ILOR) di circa Lire 2.870 milioni, oltre a sanzioni ed interessi di legge.

La Società ha presentato all'Agenzia delle Entrate – Ufficio Unico di Treviso – apposite deduzioni difensive per evidenziare l'illegittimità di tali rilievi. Qualora, tuttavia, l'Ufficio ritenesse di coltivare la pretesa tributaria, la Società si riserva di valutare eventuali iniziative per addivenire ad un accertamento con adesione, ove la proposta dell'Ufficio fosse ritenuta conveniente, oppure per contestare in sede giudiziaria tale pretesa.

In data 22 maggio 2001, l'Agenzia delle Dogane, Circoscrizione Doganale di Venezia, Dogana principale di Treviso, ha effettuato un accesso per verificare la costituzione di *platfond* IVA per l'anno d'imposta 1998 e l'utilizzo dello stesso per l'anno di imposta 1999.

Nel corso di tale accesso è stata rilevata l'incompletezza della documentazione attestante l'uscita di taluni beni dal territorio comunitario. In mancanza della suddetta prova è stata quindi evidenziata l'omessa applicazione dell'IVA per circa Lire 4.500 milioni in relazione alle corrispondenti esportazioni. La Società si è già attivata per reperire la documentazione mancante che attesti la regolare esportazione dei beni.

Ai sensi di una garanzia rilasciata in data 24 aprile 2001 a favore di De'Longhi S.p.A., De'Longhi Soparfi S.A. si è impegnata a tenere indenne la suddetta società da ogni eventuale passività derivante da violazione di norme tributarie, con una franchigia di Euro 1.000.000 per ogni esercizio, con riguardo ad eventi di rilevanza fiscale antecedenti il 31 dicembre 2000.

*Ariete S.p.A.*

La società ha in corso un unico contenzioso relativo al periodo di imposta 1992 ai fini delle imposte dirette. In data 17 gennaio 2001 la Commissione Tributaria Regionale della Toscana, accogliendo in parte il ricorso della società, ha rideterminato la pretesa erariale in complessive Lire 71 milioni per maggiori imposte e sanzioni; avverso tale sentenza è ancora esperibile ricorso per Cassazione.

*Simac-Vetrella S.p.A.*

A seguito di una verifica generale della Guardia di Finanza, l'Ufficio delle Entrate di Venezia 2 ha emesso due avvisi di rettifica IVA relativi alle annualità 1995 e 1996 contestando la legittimità di taluni acquisti effettuati in regime di non imponibilità ex art. 8, comma 1°, lett. c), del DPR 633/1972, per superamento dei limiti del *plafond* spettante, oltre alla detraibilità dell'imposta relativa a spese ritenute non inerenti. La maggiore imposta accertata per i due anni è pari a Lire 545 milioni oltre ad interessi di legge, mentre le sanzioni irrogate ammontano a Lire 552 milioni. Gli atti impositivi sono stati impugnati e le controversie sono state discusse avanti la Commissione Tributaria Provinciale di Venezia; al 13 giugno 2001 non risulta ancora comunicato il dispositivo della relativa sentenza.

Nell'ambito della stessa verifica sono stati formulati rilievi anche in merito alle imposte dirette per gli esercizi 1995, 1996 e 1997 che, qualora accolti in un avviso di accertamento, potrebbero dar luogo a maggiori imposte (IRPEG e ILOR) per circa Lire 226 milioni, oltre a sanzioni ed interessi di legge.

*Elba S.p.A.*

In occasione di due verifiche parziali relative ai periodi di imposta 1996, 1997 e 1998 la Guardia di Finanza – Nucleo Regionale di Polizia Tributaria del Veneto – ha formulato rilievi circa costi presunti indeducibili, per la maggior parte relativi alle svalutazioni della partecipazione posseduta nella società Immobiliare Findomestic S.r.l. Detti rilievi, qualora venissero accolti in un avviso di accertamento, potrebbero dar luogo a maggiori imposte (IRPEG e ILOR) per circa Lire 2.795 milioni, oltre a sanzioni ed interessi di legge. Al riguardo si rinvia alle considerazioni già esposte in merito all'analoga fattispecie riscontrata presso De'Longhi S.p.A.

La società, quale incorporante di Sair S.p.A., ha in corso un contenzioso instaurato dall'Ufficio delle Imposte Dirette di Montebelluna (TV) che, per i periodi d'imposta 1978, 1979 e 1980, ha rettificato le dichiarazioni presentate accertando un maggior reddito imponibile ed altresì disconoscendo in parte l'esenzione ILOR spettante; le maggiori imposte (IRPEG-ILOR) richieste sono pari a Lire 143 milioni, oltre a sanzioni ed interessi di legge. La controversia relativa al disconoscimento dell'agevolazione ILOR è stata discussa nei primi due gradi di giudizio con esito favorevole per la società, ed è attualmente pendente avanti la Commissione Tributaria Centrale, mentre quelle relative all'accertamento dei maggiori imponibili sono pendenti avanti la Commissione Tributaria Regionale di Venezia a seguito dell'appello proposto dall'Ufficio contro la sentenza di primo grado parzialmente favorevole alla società.

*Climaveneta S.p.A.*

A seguito di una verifica della Guardia di Finanza, l'Ufficio delle Entrate di Bassano del Grappa ha emesso quattro avvisi di rettifica ai fini IVA per gli anni dal 1993 al 1996 rettificando la detrazione dell'imposta relativa gli acquisti dalla controllata Ergoklima S.p.A., in quanto l'organo accertatore ha ritenuto non congrui i prezzi pattuiti; la maggiore imposta ammonta a Lire 1.099 milioni, oltre a sanzioni ed interessi di legge.

Le controversie sono state da ultimo discusse avanti la Commissione Tributaria Regionale di Venezia a seguito dell'appello proposto dall'Ufficio contro la sentenza della Commissione Tributaria Provinciale di Vicenza che è risultata favorevole alla società, annullando gli avvisi di rettifica emessi dall'Ufficio. Il 18 giugno 2001 è stata depositata la sentenza della Commissione Tributaria Regionale di Venezia, che ha confermato la decisione di primo grado, respingendo l'appello dell'Ufficio.

*Micromax S.p.A.*

Allo stato attuale risulta un'unica controversia instaurata dall'Ufficio del Registro di Como il quale ha richiesto, a fronte di due assemblee per ripianamento perdite tenutesi nel 1996, l'importo complessivo di Lire 88 milioni. La controversia è attualmente pendente avanti la Commissione Tributaria Regionale di Milano a seguito dell'appello proposto dall'Ufficio avverso la sentenza della Commissione Tributaria Provinciale di Como favorevole alla società; al 13 giugno 2001 non risulta ancora notificato l'avviso di trattazione della relativa udienza.

*De'Longhi Deutschland GmbH*

La società è attualmente soggetta ad una verifica fiscale per i periodi d'imposta dal 1995 in avanti in cui vengono contestate perdite fiscali pregresse pari a 10,7 milioni di Marchi Tedeschi (pari a circa Lire 10,6 miliardi).

*De'Longhi USA Inc.*

In sede di verifica fiscale della società per i periodi d'imposta dal 1996 al 1999, le Autorità fiscali statunitensi hanno formulato rilievi circa il disconoscimento di perdite fiscali pregresse per un totale di Dollari statunitensi 2.738.964 (pari a circa Lire 6.035 milioni).

*Kenwood Appliances Hong Kong Ltd / Tricom Ltd*

Con riguardo alle società suindicate, alla data del Prospetto Informativo le autorità fiscali di Hong Kong stanno effettuando una verifica sui redditi imponibili per gli anni dal 1995/96 in avanti a fronte della quale il bilancio delle società interessate comprende un accantonamento appositamente stanziato.

c. *Ammontare delle perdite riportabili a nuovo ai fini fiscali, ripartendo l'importo per ciascun anno di formazione*

Nella seguente tabella sono riepilogati gli importi delle perdite fiscali delle società italiane del Gruppo relative agli esercizi precedenti che possono essere riportate a nuovo ai fini fiscali nei cinque esercizi successivi e che possono quindi essere utilizzate nelle dichiarazioni dei redditi relative al periodo d'imposta 2000, da presentarsi nel 2001.

| **Anno di formazione** (Milioni di Lire) | **Simac-Vetrella S.p.A.** | **Micromax S.p.A.** | **Ariagel S.p.A.** |
|---|---|---|---|
| 1999 | 2.259 | 3.978 | 536 |
| 1998 | – | 10.043 | – |
| 1997 | – | 1.297 | 1.593 |
| 1996 | 185 | 11.200 | – |
| 1995 | – | 3.008 | – |
| **Totale** | **2.444** | **29.526** | **2.129** |

Nella seguente tabella sono riepilogati gli importi delle perdite fiscali delle società estere del Gruppo De'Longhi relative agli esercizi precedenti che possono essere riportate a nuovo:

| **Anno di formazione** (Milioni di Lire) | **De'Longhi USA Inc.** | **De'Longhi Nederland B.V.** | **De'Longhi Japan** |
|---|---|---|---|
| 1999 | – | 455 | – |
| 1998 | 2.610 | 2.191 | – |
| 1997 | 2.244 | 2.115 | – |
| 1996 | 1.214 | 4.130 | – |
| 1995 | – | – | – |
| **Totale** | **6.068** | **8.891** | **-** |

| **Anno di formazione** (Milioni di Lire) | **De'Longhi Deutschland GmbH** | **De'Longhi Canada Inc.** | **De'Longhi Ltd** | **De'Longhi France S.a.r.l.** |
|---|---|---|---|---|
| 1999 | 3.267 | 1.869 | 302 | 4.438 |
| 1998 | 4.356 | – | 1.102 | 4.230 |
| 1997 | 3.069 | 2.012 | 163 | 1.418 |
| 1996 | – | – | 1.422 | – |
| 1995 | – | – | 1.561 | – |
| **Totale** | **10.692** | **3.881** | **4.550** | **10.086** |

Per quanto riguarda De'Longhi France, il totale delle perdite pregresse, ivi incluse quelle illimitatamente riportabili, ammonta a circa 45.000.000 di Franchi francesi (pari a circa Lire 13.283 milioni). Per quanto riguarda De'Longhi Ltd l'ammontare delle perdite pregresse, ivi incluse quelle illimitatamente riportabili, ammonta a 1.443.208 Sterline (pari a circa Lire 4.557 milioni).

Inoltre, le seguenti società di diritto britannico del Gruppo Kenwood risultano avere un importo stimato totale di perdite riportabili illimitatamente a nuovo ai fini delle imposte sui redditi (*Corporate Income Tax*) di Sterline 16,7 milioni (pari a circa Lire 52.735 milioni), come risulta dalla seguente tabella:

| **Anno di formazione** (Milioni di Lire) | **Kenwood Appliances Ltd** | **Kenwood Marks Ltd** | **Kenwood International Ltd** | **Kenwood Ltd** |
|---|---|---|---|---|
| 2000 | 1.895 | – | 2.526 | 12.631 |
| 1999 | 1.895 | 5.684 | (2.526) | 18.947 |
| 1998 | – | – | 4.737 | 1.895 |
| 1997 | – | – | 5.052 | – |
| **Totale** | **3.790** | **5.684** | **9.789** | **33.473** |

Alla data del Prospetto Informativo, le perdite di cui sopra potranno essere oggetto di analisi con le autorità fiscali competenti (*Inland Revenue*), anche in ragione del possibile mutamento dell'attività prevalentemente esercitata (da attività industriale a commerciale).

Le perdite relative al periodo d'imposta chiuso al 31 marzo 1999 sono attualmente oggetto di verifica da parte dell'*Inland Revenue* in relazione a *marketing contributions* effettuate da Kenwood Ltd e ad agevolazioni fiscali a fronte di investimenti (i.e.: *"claims for capital allowances"*).

Inoltre, le società Kenwood Appliances Ltd e Kenwood International Ltd possono beneficiare, rispettivamente, di Sterline 1,4 milioni e 0,1 milioni (pari rispettivamente a circa Lire 4.421 milioni ed a Lire 316 milioni) di perdite riportabili a nuovo illimitatamente ai fini della *Capital Gains Tax* (CGT).

Con riguardo alle società del gruppo Kenwood situate in Francia e Germania, le perdite fiscali riportabili a nuovo vengono di seguito riepilogate:

| **Anno di formazione** (Milioni di Lire) | **Kenwood France S.A.** | **Kenwood Elektrogeräte GmbH** |
|---|---|---|
| 1999 | – | – |
| 1998 | 440 | 2.772 |
| 1997 | 1.308 | 693 |
| 1996 | 164 | – |
| 1995 | – | – |
| **Totale** | **1.912** | **3.465** |

In aggiunta a quanto sopra, Kenwood France S.A. presenta altresì perdite illimitatamente riportabili per Franchi francesi 2.950.000 (pari a circa Lire 871 milioni).

Nel corso del 2000 De'Longhi ha costituito la società di diritto polacco De'Longhi Clima Polska Sp.zo.o, della quale anche alla fine del periodo d'imposta detiene il 100% del capitale sociale. Considerata la recente entrata a regime della stessa non si considera rilevante l'inserimento dei dati della suddetta ai fini dell'informativa contenuta nel presente Paragrafo.

d. *Indicazione delle eventuali esenzioni o riduzioni di imposta di cui la Società fruisca o abbia goduto nell'ultimo triennio (2000-1999-1998)*

Nell'ultimo triennio le società del Gruppo non hanno beneficiato di esenzioni od agevolazioni significative, ad eccezione di Ergoklima S.p.A., con sede in Pieve d'Alpago (BL), Via dell'Industria n. 13, che ha fruito dell'esenzione decennale da imposte sul reddito originariamente prevista dalla L. 1457/1963 (recante "*provvidenze a favore delle zone devastate dalla catastrofe del Vajont del 9 ottobre 1963*") e successivamente prorogata.

Si segnala che l'agevolazione di cui sopra ha cessato di avere effetto al 31 maggio 2001.

## 1.7 Descrizione del Gruppo

Il Gruppo si compone dell'Emittente e di 48 società controllate. Più in particolare, De'Longhi S.p.A. controlla direttamente, oltre alcune società che svolgono attività commerciali, Ariagel S.p.A., La Supercalor S.p.A., Simac-Vetrella S.p.A. e De'Longhi Pinguino S.A. Quest'ultima, in qualità di *sub-holding* non operativa, controlla, anche attraverso Kenwood Appliances plc, la parte rimanente del Gruppo.

Di seguito vengono riportati alcuni dati relativi a De'Longhi S.p.A. ed alle altre società del Gruppo.

### 1.7.1 Descrizione del Gruppo De'Longhi

**De'Longhi S.p.A.**, con sede legale in Treviso, Via Lodovico Seitz, n. 47 e capitale sociale sottoscritto e versato di Euro 336.000.000, è la *holding* operativa del Gruppo. Negli esercizi chiusi al 31 dicembre 1998, 1999 e 2000, la Società ha registrato un fatturato pari, rispettivamente, a Lire 737.026 milioni, Lire 827.342 milioni e Lire 987.074 milioni, ed un utile netto pari, rispettivamente, a Lire 7.380 milioni, Lire 54.891 milioni e Lire 34.467 milioni.

**De'Longhi Pinguino S.A.**, con sede legale in Lussemburgo, rue Beaumont n. 17 e capitale sociale sottoscritto e versato di Euro 26.500.000, è una *sub-holding* non operativa del Gruppo, controllata al 100% dall'Emittente. Nell'esercizio chiuso al 31 dicembre 2000, l'utile è stato pari a Lire 2.959 milioni.

De'Longhi Pinguino S.A. controlla le seguenti società:

- **DL Radiators S.p.A.**, con sede legale in Treviso, Via Lodovico Seitz, n. 47 e capitale sociale sottoscritto e versato di Euro 6.000.000, è, a sua volta, una *sub-holding* del Gruppo, controllata al 99,917% da De'Longhi Pinguino S.A.

  È una società che svolge attività di commercializzazione di corpi scaldanti.

  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e la perdita sono stati rispettivamente pari a Lire 85.290 milioni e Lire 3.613 milioni.

DL Radiators S.p.A. controlla le seguenti Società:

- **Radel S.p.A.**, con sede legale in Moimacco (UD), Strada Statale, n. 54 e capitale sociale sottoscritto e versato di Lire 10 miliardi, è controllata al 98% da DL Radiators S.p.A.
  È una società che svolge attività di costruzione e lavorazioni di corpi scaldanti.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e le perdite sono state rispettivamente pari a Lire 90.477 milioni e Lire 767 milioni.

- **DL Clima Polska Sp.zo.o.**, con sede legale in Varsavia (Polonia), Via Dzierzoniowska, n. 4 e capitale sociale sottoscritto e versato di 4.000 Zloty Polacchi, controllata al 100% da DL Radiators S.p.A.
  È una società che commercializza corpi scaldanti.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e le perdite sono state rispettivamente pari a Lire 7.423 milioni e Lire 115 milioni.

- **VES Heitztechinik Vertrieb GmbH**, con sede legale in Norimberga (Germania), Contradtystraße, n. 27 e capitale sociale sottoscritto e versato di Marchi tedeschi 50.000, è, a sua volta, una *sub-holding* del Gruppo, controllata al 100% da DL Radiators S.p.A.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 7.827 milioni e Lire 997 milioni.

- **De'Longhi Japan Corp.**, con sede legale in Tokyo (Giappone), Kajicho, Chiyoda –Ku, n. 1-5-6 e capitale sociale sottoscritto e versato di Yen 50 milioni, è controllata al 100% da De'Longhi Pinguino S.A.
  È una società che svolge attività di importazione e distribuzione di prodotti del Gruppo.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 101.147 milioni e Lire 3.348 milioni.

- **De'Longhi Deutschland GmbH**, con sede legale in Mainhausen D-63533 (Germania), Dieselstraße, n. 21 e capitale sociale sottoscritto e versato di Marchi tedeschi 4.000.000, è controllata al 100% da De'Longhi Pinguino S.A.
  È una società che svolge attività di importazione e commercializzazione di prodotti del Gruppo.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e le perdite sono state rispettivamente pari a Lire 24.876 milioni e Lire 1.434 milioni.

- **Climré S.A.**, con sede legale in Lussemburgo, rue Auguste Neyen, n. 32 e capitale sociale sottoscritto e versato di Franchi lussemburghesi 50.000.000, è controllata al 4% da De'Longhi S.p.A. e al 96% da De'Longhi Pinguino S.A.
  È una società che svolge attività assicurativa.

- **De'Longhi Divisione Cucine S.p.A.**, con sede legale in Treviso, via Lodovico Seitz, n. 47 e capitale sociale sottoscritto e versato di Lire 29.706 milioni, è controllata al 99,99% da De'Longhi Pinguino S.A. Si tratta di una *sub-holding* non operativa.
  Nell'esercizio chiuso al 31 dicembre 2000, la perdita è stata pari a Lire 661 milioni.

De'Longhi Divisione Cucine S.p.A. controlla totalitarmente:

- **Elba S.p.A.**, con sede legale in Treviso, via Lodovico Seitz, n. 47 e capitale sociale sottoscritto e versato di Lire 900 milioni.
  È una società che svolge attività di produzione e commercializzazione di cucine, piani cottura e prodotti da incasso.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 149.302 milioni e Lire 5.364 milioni.

- **Sile Corpi Scaldanti S.r.l.**, con sede legale in Fossalta di Piave (VE), via delle Industrie, n. 2 e capitale sociale sottoscritto e versato di Lire 180 milioni, controllata al 91,66% da De'Longhi Pinguino S.A.
  È una società che svolge attività di fabbricazione di corpi scaldanti.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 9.042 milioni e Lire 519 milioni.

- **Climaveneta S.p.A.**, con sede legale in Bassano del Grappa (VI), via Sarson, n. 57/c e capitale sociale sottoscritto e versato di Lire 3.110 milioni, è controllata al 90% da De'Longhi Pinguino S.A.
  È una società che svolge attività di costruzione e di commercializzazione di macchine per il condizionamento.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e le perdite sono state rispettivamente pari a Lire 162.803 milioni e Lire 400 milioni.

  Climaveneta S.p.A. controlla le seguenti società:

- **Ergoklima S.p.A.**, con sede legale in Pieve d'Alpago (BL), via dell'Industria, n. 13 e capitale sociale sottoscritto e versato di Euro 520.000, è controllata al 70% da Climaveneta S.p.A. e partecipata al 30% da De'Longhi Pinguino S.A.
  È una società che svolge attività di produzione di unità per il condizionamento e la refrigerazione.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 72.918 milioni e Lire 23.162.

- **Climaveneta Deutschland GmbH**, con sede legale in Nordsteadt (Germania) Oststraße 122 Haus B, II, OG e capitale sociale sottoscritto e versato di Marchi tedeschi 600.000, è controllata al 70% da Climaveneta S.p.A.
  È una società che svolge attività di commercializzazione di unità per il condizionamento e la refrigerazione.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e le perdite sono state rispettivamente pari a Lire 12.222 milioni e Lire 192 milioni.

- **Micromax S.p.A.**, con sede legale in Pieve d'Alpago (BL), via dell'Industria, n. 13 e capitale sociale sottoscritto e versato di Euro 969.000, è controllata al 100% da De'Longhi Pinguino S.A.
  È una società che svolge attività di progettazione e produzione di apparecchiature per il condizionamento, la refrigerazione e la deumidificazione dell'aria.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 7.641 milioni e Lire 6.655 milioni.

- **Ariagel S.p.A.**, con sede legale in Candiolo (TO), via Simonis, n. 8 e capitale sociale sottoscritto e versato di Lire 1.500 milioni, è controllata all'80% da De'Longhi S.p.A.
  È una società che svolge attività di produzione e commercializzazione di condizionatori d'aria e di altri articoli per la purificazione dell'ambiente.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 28.114 milioni e Lire 284 milioni.

- **La Supercalor S.p.A.**, con sede legale in Seregno (MI), via Strauss, n. 13-15 e capitale sociale sottoscritto e versato di Lire 1.000 milioni, è controllata al 95% da De'Longhi S.p.A.
  È una società che svolge attività di commercializzazione di prodotti del Gruppo.
  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 18.017 milioni e Lire 141 milioni.

- **Simac-Vetrella S.p.A.**, con sede legale in Gorgo al Monticano (TV), via Serenissima, n. 32 e capitale sociale sottoscritto e versato di Euro 365.000, è controllata al 100% da De'Longhi S.p.A.

  È una società che svolge attività di fabbricazione e commercializzazione di sistemi stiranti, apparecchi per la preparazione dei cibi e per la pulizia della casa. Produce inoltre componenti termoplastici.

  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 91.178 milioni e Lire 3.093 milioni.

- **E-Services S.r.l.**, con sede legale in Treviso, via Lodovico Seitz, n. 47 e capitale sociale sottoscritto e versato di 50.000 Euro, è controllata al 51% da De'Longhi S.p.A.

  È una società che svolge attività di fornitura di *software* e di consulenza in materia informatica.

  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 7.493 milioni e Lire 138 milioni.

- **De'Longhi Ltd**, con sede legale in Londra (Gran Bretagna), Baker Street, n. 8 e capitale sociale sottoscritto e versato di Sterline 4 milioni, è controllata al 100% da De'Longhi S.p.A.

  È una società che svolge attività di importazione e distribuzione di prodotti del Gruppo.

  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 90.378 milioni e Lire 2.295 milioni.

- **De'Longhi America Inc.**, con sede legale in New York (Stati Uniti d'America), Park 80 West Plaza One, 4th Floor 07663 Saddle Brook, e capitale sociale sottoscritto e versato di Dollari statunitensi 9.100.000 è controllata al 100% da De'Longhi S.p.A.

  È una società che svolge attività di importazione e distribuzione di prodotti del Gruppo.

  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 142.694 milioni e Lire 2.111 milioni.

- **De'Longhi France S.a.r.l.**, con sede legale in Asnières Cedex (Francia), rue des Frères Chausson, n. 3 B.P. 11 e capitale sociale sottoscritto e versato di Franchi francesi 18 milioni è controllata al 100% da De'Longhi S.p.A.

  La società svolge attività di importazione e distribuzione di prodotti del Gruppo.

  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e le perdite sono state rispettivamente pari a Lire 29.925 milioni e Lire 565 milioni.

- **De'Longhi Nederland B.V.**, con sede legale in Leiden (Olanda), Postbus 32063, e capitale sociale sottoscritto e versato di Fiorini olandesi 500.000, è controllata al 100% da De'Longhi S.p.A.

  È una società che svolge attività di commercializzazione di prodotti del Gruppo.

  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 20.943 milioni e Lire 792 milioni.

- **De'Longhi Canada Inc.**, con sede legale in Ontario (Canada), Ronsa Court Mississauga, n. 1040 e capitale sociale sottoscritto e versato di Dollari canadesi 1, è controllata al 100% da De'Longhi S.p.A.

  La società svolge attività di importazione e distribuzione di prodotti del Gruppo.

  Nell'esercizio chiuso al 31 dicembre 2000, le vendite nette e l'utile sono stati rispettivamente pari a Lire 26.619 milioni e Lire 1.247 milioni.

### 1.7.2 Descrizione del Gruppo Kenwood

Il Gruppo che fa capo a Kenwood Appliances plc è di seguito descritto:

- **Kenwood Appliances plc**, con sede legale in New Lane, Havant, Hants (Gran Bretagna) e capitale sociale sottoscritto e versato di Sterline 4.586.000, è una *sub-holding* del Gruppo, controllata al 100% da De'Longhi Pinguino.
  È una società di partecipazione operativa.

Kenwood Appliances plc. controlla le seguenti società:

- **Kenwood Marks Limited**, con sede legale in New Lane, Havant, Hants (Gran Bretagna) e capitale sociale sottoscritto e versato di 2 Sterline, è una *sub-holding* del Gruppo, controllata al 100% da Kenwood Appliances plc.
  È una società di partecipazione operativa, attiva nella commercializzazione dei prodotti del Gruppo Kenwood.
- **Kenwood Appliances (Hong Kong) Limited**, con sede legale in Hong Kong (Cina), 6D HK Spinner Building 760 Cheung Sha Wan Road, Kowloon e capitale sociale sottoscritto e versato di Dollari di Hong Kong 73.010.000, è una *sub-holding* del Gruppo, controllata al 100% da Kenwood Appliances Limited.
  È una società di partecipazione non operativa, che, a sua volta, controlla:
- **Tricom Industrial Company Limited**, con sede legale in Hong Kong (Cina), 6D HK Spinner Building 760 Cheung Sha Wan Road, Kowloon e capitale sociale sottoscritto e versato di Dollari di Hong Kong 4.500.000, è controllata al 100% da Kenwood Appliances (Hong Kong) Limited.
  È una società attiva nella produzione di prodotti per la preparazione dei cibi.
- **Kenwood Limited**, con sede legale in New Lane, Havant, Hants (Gran Bretagna) e capitale sociale sottoscritto e versato di Sterline 50.000, è controllata al 100% da Kenwood Appliances plc.
  È una società attiva nella commercializzazione dei prodotti del Gruppo Kenwood.
- **Kenwood International Limited**, con sede legale in New Lane, Havant, Hants (Gran Bretagna) e capitale sociale sottoscritto e versato di Sterline 20.000.000, è una *subholding* del Gruppo controllata al 100% da Kenwood Appliances plc. che, a sua volta, controlla le seguenti società:
- **Ariete S.p.A.**, con sede legale in Prato, via Toscana 57 ab, Macrolotto e capitale sociale sottoscritto e versato di Lire 16.000 milioni, controllata al 100% da Kenwood International Limited.
  È una società attiva nella produzione e commercializzazione di prodotti per la preparazione dei cibi.
- **Kenwood Appliances (Singapore) Limited**, con sede legale in Singapore, 61 Lorong 17, 05-02 Geylang Lom Leong Building e capitale sociale sottoscritto e versato di Dollari singaporesi 500.000, controllata al 100% da Kenwood International Limited.
  È una società attiva nella commercializzazione dei prodotti del Gruppo.

Kenwood Appliances (Singapore) Limited controlla:

- **Kenwood Appliances (Malaysia) Limited**, con sede legale in Petaling Jaya, suite 1,2, Delteq Technoplec, 2° Jin 51A/243 e capitale sociale sottoscritto e versato di Rupie malesi 3, controllata al 100% da Kenwood (Singapore) Limited.
  È una società attiva nella commercializzazione dei prodotti del Gruppo.

- **Kenwood Appliances (Australia) pty Limited**, con sede legale a Level 24, 135 King Street, Sydney (Australia), e capitale sociale sottoscritto e versato di Dollari australiani 15.000, controllata al 100% da Kenwood International Limited.
È una società non attiva.

- **Kenwood Manufacturing GmbH**, con sede legale in Wr Neudorf, Industrriezentrum No-Sud Strasse 2° 2355 (Austria) e capitale sociale sottoscritto e versato di Scellini 500.000, controllata al 100% da Kenwood International Limited.
È una società attiva nella commercializzazione dei prodotti del Gruppo.

- **Kenwood Denmark A/S**, con sede legale in Stenloese, Bogoegaardsvej 7, Knardrup (Danimarca) e capitale sociale sottoscritto e versato di Corone danesi 1 milione, controllata al 100% da Kenwood International Limited.
È una società in fase di liquidazione.

- **Kenwood Appliances Ireland Limited**, con sede legale in Dublino, Kenwood House, 5 Sandyford Office Park e capitale sociale sottoscritto e versato di Sterline irlandesi 100.000, controllata al 100% da Kenwood International Limited.
È una società non attiva.

- **Kenwood Holdings S.A.**, con sede legale in Rugins, Rue du Pont des Halles (Francia) e capitale sociale sottoscritto e versato di Franchi francesi 16.825.000, controllata al 100% da Kenwood International Limited.
È una società di partecipazioni non operativa che, a sua volta, controlla:

- **Kenwood France S.A.**, con sede legale in Rugins, Rue du Pont des Halles (Francia) e capitale sociale sottoscritto e versato di Franchi francesi 500.000, controllata al 100% da Kenwood Holdings SA.
È una società attiva nella commercializzazione dei prodotti del Gruppo.

- **Kenwood Elektrogeräte GmbH**, con sede legale in Neu Isenburg, Siemensstrasse (Germania) e capitale sociale sottoscritto e versato di Marchi tedeschi 5.100.000, controllata al 100% da Kenwood International Limited.
È una società attiva nella commercializzazione dei prodotti del Gruppo.

- **Kenwood Appliances Limited**, con sede legale ad Auckland (Nuova Zelanda) c/o Jeff Melzer and Associates PO BOX 6302, Wellesley Street, controllata al 100% da Kenwood International Limited.
È una società in fase di liquidazione.

- **Kenwood Polska Sp.zo.o**, con sede legale in RHB 34970, Varsavia (Polonia) e capitale sociale sottoscritto e versato di Zloty 172.400, controllata al 100% da Kenwood International Limited.
È una società in fase di liquidazione.

- **Kenwood Home Appliances Pty Limited**, con sede legale in Industria West, 28 Blumberg Street (Sud Africa) e capitale sociale sottoscritto e versato di Rand 40.000, controllata al 100% da Kenwood International Limited.
È una società attiva nella commercializzazione dei prodotti del Gruppo.

- **Kenwood Appliances Inc.**, con sede legale presso New Lane, Havant, Hampshire (Regno Unito), e capitale sociale sottoscritto e versato di Dollari statunitensi 26.000, controllata al 100% da Kenwood International Limited.
È una società non attiva.

- **Kenwood Trustees Limited**, con sede legale in New Lane, Havant, Hampshire (Regno Unito) e capitale sociale sottoscritto e versato di Sterline 2, controllata al 100% da Kenwood Appliances plc.
È una società non operativa.

- **Precision Engineering Company (Reading) Ltd**, con sede legale in New Lane, Havant, Hampshire (Regno Unito) e capitale sociale sottoscritto e versato di Sterline 50.000, controllata al 100% da Kenwood Appliances plc.
  È una società non operativa, che, a sua volta, controlla:
- **Waymaster Limited**, con sede legale in New Lane, Havant, Hampshire (Regno Unito) e capitale sociale sottoscritto e versato di Sterline 100.000, controllata al 100% da Precision Engineering Company.
  È una società non operativa.
- **Precision Reinforced Fibres Limited**, con sede legale in New Lane, Havant, Hampshire (Regno Unito) e capitale sociale sottoscritto e versato di Sterline 100, controllata al 100% da Kenwood Appliances plc.
  È una società non operativa.

## II. INFORMAZIONI RELATIVE AGLI ORGANI SOCIALI

### 2.1 CONSIGLIO DI AMMINISTRAZIONE

La Società è amministrata da un Consiglio di Amministrazione composto da un minimo di 3 ad un massimo di 13 membri, secondo quanto deliberato dall'Assemblea del 18 aprile 2001. Gli amministratori restano in carica sino al termine stabilito dall'assemblea che procede alla loro nomina e, comunque, per non più di un triennio.

Il Consiglio di Amministrazione della Società, in carica sino all'approvazione del bilancio di esercizio che si chiuderà al 31 dicembre 2003 in conformità alla delibera dell'Assemblea Ordinaria del 18 aprile 2001, è così composto:

| Carica | Nome e cognome | Luogo e data di nascita |
|---|---|---|
| Presidente | Giuseppe De'Longhi | Treviso, il 24 aprile 1939 |
| Vice Presidente | Fabio De'Longhi | Treviso, il 24 settembre 1967 |
| Amministratore Delegato | Stefano Beraldo (1) | Mestre (VE), il 23 marzo 1957 |
| Amministratore | Giorgio Brunetti (2) | Venezia, il 14 gennaio 1937 |
| Amministratore | Carlo Garavaglia (2) | Legnano (MI), il 15 maggio1943 |
| Amministratore | Colin James Gordon | Bristol (UK), il 22 marzo 1947 |
| Amministratore | Giorgio Sandri | Udine, il 19 giugno 1944 |

(1) Stefano Beraldo ricopre anche il ruolo di Direttore Generale.

(2) Amministratore indipendente.

I membri del Consiglio di Amministrazione sono domiciliati per la carica presso la sede legale della Società in Treviso, Via Lodovico Seitz, n. 47.

Ai sensi dell'art. 10 dello statuto sociale, il Consiglio di Amministrazione può, nei limiti consentiti dalla vigente normativa e dallo statuto sociale: (i) delegare tutte o parte delle proprie funzioni ad un Comitato Esecutivo, composto di alcuni dei suoi membri; (ii) delegare tutte o parte delle proprie funzioni ad uno o più dei suoi membri; (iii) nominare uno o più comitati con funzioni consultive, anche ai fini di adeguare il sistema di governo societario alle raccomandazioni in tema di *corporate governace*; (iv) nominare uno o più direttori generali, determinandone le attribuzioni e le facoltà; e (v) nominare, od attribuire ad amministratori la facoltà di nominare, direttori nonché procuratori e, più in generale, mandatari, per il compimento di determinati atti o categorie di atti o per operazioni determinate.

Alla data del Prospetto Informativo, il Consiglio di Amministrazione non ha nominato il Comitato Esecutivo. Ai sensi dell'art. 15 dello statuto sociale, la rappresentanza legale della Società e la firma sociale, con tutti i poteri relativi, spetta al Presidente e, nell'ambito dei poteri loro conferiti, al Vice Presidente ed agli amministratori cui il Consiglio ha conferito deleghe. Con delibera del 18 aprile 2001, il Consiglio di Amministrazione ha conferito al Presidente Giuseppe De'Longhi tutti i poteri di ordinaria e straordinaria amministrazione, da esercitare con firma libera e singola, con la sola esclusione delle attribuzioni non delegabili ai sensi di legge o di statuto, ed all'Amministratore Delegato Stefano Beraldo tutti i poteri di ordinaria e straordinaria amministrazione, da esercitare con firma libera e singola, con la sola esclusione, oltre che delle attribuzioni non delegabili ai sensi di legge o di statuto, dei poteri di: (i) sottoscrivere, acquistare o cedere partecipazioni anche di minoranza e costituire diritti reali sulle stesse; (ii) acquistare, cedere, affittare aziende o rami d'azienda, nonché acquistare o cedere licenze di marchi d'impresa; e (iii) acquistare o alienare beni immobili.

## 2.2 COLLEGIO SINDACALE

Il Collegio Sindacale è composto da 3 sindaci effettivi e da 2 sindaci supplenti. Ai sensi dell'art. 14 dello statuto sociale, la nomina dei membri del Collegio Sindacale avviene sulla base di liste contenenti un numero di candidati non superiore al numero da eleggere presentate dai soci che, da soli o congiuntamente ad altri, siano complessivamente titolari di azioni con diritto di voto rappresentanti almeno il 2% del capitale sociale.

Il Collegio Sindacale, in carica sino all'approvazione del bilancio di esercizio che si chiuderà al 31 dicembre 2003, è così composto:

| Carica | Nome e cognome | Luogo e data di nascita |
|---|---|---|
| Presidente | Gianluca Ponzellini | Varese, il 7 febbraio 1947 |
| Sindaco effettivo | Massimo Lanfranchi | Venezia, il 10 aprile 1951 |
| Sindaco effettivo | Giancarlo Malerba | Salice Salentino (LE), il 12 maggio 1961 |
| Sindaco supplente | Emilio Ettore Gnech | Milano, il 14 marzo 1962 |
| Sindaco supplente | Francesco Nobili | Milano, il 29 ottobre 1962 |

I membri del Collegio Sindacale sono domiciliati per la carica presso la sede legale della Società in Treviso, Via Lodovico Seitz, n. 47.

## 2.3 DIRETTORE GENERALE E PRINCIPALI DIRIGENTI

La tabella che segue indica le generalità del Direttore Generale della Società e dei principali dirigenti.

| *Carica* | *Nome e cognome* | *Luogo e data di nascita* | *Anno di* **assunzione della qualifica di dirigente** (1) |
|---|---|---|---|
| Direttore Generale | Stefano Beraldo | Mestre (VE), il 23 marzo 1957 | 2000 |
| Direttore Commerciale e *Marketing* | Fabio De'Longhi | Treviso, il 24 settembre 1967 | 1995 |
| Direttore *Design* Industriale | Giacomo Borin | Oderzo (TV), il 30 novembre 1954 | 2000 |
| Direttore Produzione | Riccardo Bulian | Udine, il 5 novembre 1963 | 2000 |
| Direttore Comm.le Clima e Cucine Italia | Vladimiro Carminati | Vaprio D'Adda (MI), il 17 luglio 1957 | 1999 |
| Direttore Personale | Giuseppe Catterin | Treviso, il 27 ottobre 1942 | 1987 |
| Direttore Logistica | Pier Luigi Cavicchi | Ferrara, il 27 marzo 1962 | 2000 |
| Direttore *Service* | Francesco Cogliati | Merate (LC), il 30 gennaio 1948 | 2000 |
| Direttore Acquisti | Sergio Cogo | Treviso, il 4 febbraio 1952 | 1989 |
| Direttore Legale | Caterina Del Turco | Venezia, il 12 marzo 1964 | 2001 |
| Direttore *Information Technology* | Daniele Faccioni | Rovigo, il 18 aprile 1955 | 1996 |
| Direttore Commerciale Elettrodomestico Estero | Silvano Gatto | Treviso, il 4 marzo 1952 | 1992 |
| Direttore R&D Piccolo Elettrodomestico | Giancarlo Marconi | San Martino Buon Albergo (VR), il 13 settembre 1944 | 1985 |
| Direttore *Marketing* | Sergio Novello | Dolo (VE), il 30 ottobre 1967 | 2000 |
| Direttore Qualità | Francesco Omiccioli | Venezia, il 13 febbraio 1963 | 2001 |
| Direttore Commerciale Piccolo Elettrodomestico Italia | Franco Pettenò | Venezia, il 31 maggio 1951 | 1990 |
| Direttore Controllo e *Investor Relator* | Lorenza Scanferla | Brugg (Svizzera), il 25 novembre 1954 | 1995 |
| Direttore Pianif. Strategica | Carlo Segato | Monselice (PD), il 6 marzo 1952 | 1990 |
| Direttore Comm.le e *Marketing* Cond. Fisso e *Home System* | Paolo Solinas | Porto Torres (SS), il 23 maggio 1945 | 1992 |
| Direttore R&D Clima | Sergio Zanolin | Milano, l'8 febbraio 1953 | 1988 |
| Direttore R&D Riscaldamento | Paolo Zanolla | Aquileia (UD), il 17 marzo 1946 | 2001 |

(1) Nel caso in cui l'assunzione della carica di dirigente sia antecedente alla data di ingresso nel Gruppo, l'anno indicato coincide con quest'ultimo.

## 2.4 PRINCIPALI ATTIVITÀ SVOLTE DAI COMPONENTI IL CONSIGLIO DI AMMINISTRAZIONE, IL COLLEGIO SINDACALE E DAL DIRETTORE GENERALE AL DI FUORI DELLA SOCIETÀ AVENTI RILEVANZA PER LA SOCIETÀ STESSA

### a) Consiglio di Amministrazione:

| Nome e cognome | Attività |
|---|---|
| Giuseppe De'Longhi | Presidente Radel S.p.A.<br>Amministratore Climaveneta S.p.A.<br>Amministratore Ergoklima S.p.A.<br>Presidente De'Longhi Divisione Cucine S.p.A.<br>Presidente Elba S.p.A.<br>Amministratore Simac-Vetrella S.p.A. |
| Fabio De'Longhi | Amministratore Kenwood Appliances Plc<br>Amministratore Radel S.p.A.<br>Amministratore Climaveneta S.p.A.<br>Amministratore Ergoklima S.p.A.<br>Amministratore De'Longhi Divisione Cucine S.p.A.<br>Amministratore Elba S.p.A.<br>Presidente Simac-Vetrella S.p.A.<br>Presidente E-Services S.r.l.<br>Presidente De'Longhi Canada Inc.<br>Amministratore De'Longhi Japan Corp.<br>Amministratore De'Longhi Ltd<br>Amministratore De'Longhi Pinguino S.A. |
| Stefano Beraldo | Amministratore Kenwood Appliances Plc<br>Amministratore Radel S.p.A.<br>Amministratore De'Longhi Divisione Cucine S.p.A.<br>Amministratore Elba S.p.A.<br>Amministratore De'Longhi Pinguino S.A. |
| Giorgio Brunetti | Amministratore Autogrill S.p.A.<br>Amministratore Carraro S.p.A.<br>Amministratore Messaggerie Libri S.p.A.<br>Amministratore Campagnolo S.r.l.<br>Professore ordinario di strategia politica aziendale, università Bocconi |
| Carlo Garavaglia | Presidente Consiglio di Amministrazione ON Banca S.p.A.<br>Vice Presidente operativo Banca Popolare Commercio e Industria Soc. coop. A r.l.<br>Vice Presidente Consiglio di Amministrazione Aedes S.p.A.<br>Presidente Consiglio di Amministrazione Banque BPCI International S.A.<br>Amministratore AFV Acciaierie Beltrame S.p.A.<br>Presidente Consiglio di Amministrazione OAM S.p.A.<br>Presidente Collegio Sindacale Apoké Two S.p.A.<br>Presidente Collegio Sindacale Comitalia Compagnia Fiduciaria S.p.A. |
| Colin James Gordon | Amministratore Kenwood Appliances Plc<br>Amministratore Kenwood Limited<br>Amministratore Kenwood International Limited<br>Amministratore Kenwood Marks Limited<br>Amministratore Kenwood Trustees Limited<br>Amministratore Kenwood Appliances (Australia) (Pty) Limited<br>Amministratore Kenwood Appliances (Ireland) Limited |
| Giorgio Sandri | Amministratore Max Information S.r.l. |

## b) Collegio Sindacale:

| Nome e cognome | Attività |
|---|---|
| Gianluca Ponzellini | Presidente Collegio Sindacale Banca Intesa S.p.A.<br>Presidente Collegio Sindacale Autogrill S.p.A.<br>Sindaco Caboto Holding S.I.M. S.p.A.<br>Sindaco Caretti & Associati S.p.A.<br>Sindaco Euromobiliare Asset Management SGR S.p.A.<br>Amministratore Schema 28 S.p.A. (Gruppo Edizione Holding S.p.A.) |
| Massimo Lanfranchi | Presidente Collegio Sindacale Industrie Confezioni Tessili S.p.A.<br>Presidente Collegio Sindacale Luciano Marcato S.r.l. Tessuti per l'Arredamento<br>Sindaco Associazione Calcio Venezia 1907 S.r.l.<br>Presidente Collegio Sindacale Ca'Da Mosto S.r.l.<br>Presidente Collegio Sindacale Venezia Informatica e Sistemi-Venis S.p.A.<br>Presidente Collegio Sindacale Briot Italia S.p.A.<br>Presidente Collegio Sindacale Società Organismi di Attestazione Euro S.p.A. |
| Giancarlo Malerba | Amministratore Aedes S.p.A.<br>Sindaco DB Assicura S.p.A.<br>Sindaco Finanza & Futuro S.p.A.<br>Sindaco Finanza & Futuro Consulenza S.I.M.<br>Presidente Collegio Sindacale Immobiliare Indra S.p.A.<br>Sindaco De'Longhi Divisione Cucine S.p.A. |
| Emilio Ettore Gnech | Amministratore Aedes S.p.A.<br>Presidente Collegio Sindacale Agilent Technologies Italia S.r.l.<br>Sindaco Liguria - Società di Assicurazioni S.p.A.<br>Sindaco Liguria Vita S.p.A.<br>Presidente Collegio Sindacale Messaggerie Musicali S.p.A.<br>Sindaco Riello Condizionatori Gruppo Giordano Riello S.p.A.<br>Presidente Collegio Sindacale Rubattino 87 S.r.l. |
| Francesco Nobili | Sindaco Ceccato Aria Compressa S.p.A. (già Compressi Industriali S.p.A.)<br>Sindaco Edizioni Suvini Zerboni S.p.A.<br>Presidente Collegio Sindacale Fulcron S.p.A. (già Insgate S.p.A.)<br>Sindaco Messaggerie Musicali S.p.A.<br>Sindaco Sony Music Entert (Italy) S.p.A.<br>Presidente Collegio Sindacale Vismara S.r.l. (già Red S.r.l.) |

## 2.5 Compensi destinati ai componenti il Consiglio di Amministrazione, il Collegio Sindacale ed al Direttore Generale da parte dell'Emittente e delle società da esso direttamente e indirettamente controllate

Di seguito sono riportati i compensi destinati dall'Emittente e dalle società da esso direttamente e indirettamente controllate ai propri amministratori, sindaci ed al Direttore Generale, a qualunque titolo e sotto qualsiasi forma, per l'esercizio chiuso al 31 dicembre 2000:

| Nome e cognome | Carica | De'Longhi S.p.A. (Lire) | Controllate (Lire) | Totale (Lire) |
|---|---|---|---|---|
| Giuseppe De'Longhi | Presidente | 600.000.000 | 20.000.000 | 620.000.000 |
| Fabio De'Longhi | Vice Presidente | 276.300.000 (1) | 41.317.000 | 317.617.000 |
| Stefano Beraldo | Amministratore Delegato | 380.262.000 (2) | – | 380.262.000 |
| Giorgio Brunetti | Amministratore | – (3) | – | – |
| Carlo Garavaglia | Amministratore | 87.100.000 (4) | – | 87.100.000 |
| Colin James Gordon | Amministratore | – (3) | – | – |
| Giorgio Sandri | Amministratore | 15.000.000 | – | 15.000.000 |
| Gianluca Ponzellini | Presidente del Collegio Sindacale | – (3) | – | – |
| Massimo Lanfranchi | Sindaco effettivo | – (3) | – | – |
| Giancarlo Malerba | Sindaco effettivo | 58.500.000 | 10.200.000 | 68.700.000 |

(1) Di cui Lire 261.300.000 quale Direttore Generale Commerciale e *Marketing*.

(2) Di cui Lire 330.262.000 quale Direttore Generale. Stefano Beraldo è stato nominato Amministratore Delegato e ricopre la carica di Direttore Generale dal 21 luglio 2000.

(3) Nominato dall'assemblea del 18 aprile 2001.

(4) In qualità di Presidente del Collegio Sindacale.

## 2.6 Azioni di De'Longhi S.p.A. o di società da essa controllate detenute dai componenti il Consiglio di Amministrazione e il Collegio Sindacale e dal Direttore Generale (e dai loro coniugi non legalmente separati o figli minori)

Alla data del presente Prospetto Informativo, Giuseppe De'Longhi controlla, in via indiretta, l'85% del capitale sociale, esercitando pertanto un controllo di diritto sull'Emittente (*cfr.* Capitolo III, Paragrafo 3.1).

A seguito del piano di *stock option* deliberato dal Consiglio di Amministrazione in data 12 giugno 2001 rivolto ad alcuni dirigenti dell'Emittente e delle società dal medesimo controllate, sono state assegnate a Stefano Beraldo ed a Fabio De'Longhi 1.665.000 opzioni che potranno essere esercitate qualora si avverino le condizioni indicate dal regolamento del piano medesimo. In tale situazione ogni opzione darà diritto a sottoscrivere una azione della Società ad un prezzo pari al Prezzo di Offerta (*cfr.* Capitolo VI, Paragrafo 6.13).

## 2.7 Interessi dei componenti il Consiglio di Amministrazione e il Collegio Sindacale e del Direttore Generale in operazioni straordinarie effettuate dal Gruppo

Con la sola eccezione del Presidente, Giuseppe De'Longhi, i membri del Consiglio di Amministrazione ed i componenti del Collegio Sindacale non hanno avuto interessi in operazioni straordinarie effettuate dal Gruppo.

Per la descrizione della posizione del Presidente, Giuseppe De'Longhi, si rinvia a quanto indicato nel Capitolo I, Paragrafo 1.2.17.

## 2.8 Interessi dei dirigenti rispetto a De'Longhi ed al Gruppo

Ad eccezione di quanto descritto al Capitolo VI, Paragrafo 6.13 in relazione al piano di *stock option*, alla data del Prospetto Informativo non sussistono specifici interessi dei dirigenti del Gruppo rispetto a De'Longhi e ad alcuna società del Gruppo.

## 2.9 Prestiti e garanzie concessi da De'Longhi o da società controllate ai componenti il Consiglio di Amministrazione e il Collegio Sindacale ed al Direttore Generale

Alla data del Prospetto Informativo non sussistono prestiti o garanzie a favore di membri del Consiglio di Amministrazione o del Collegio Sindacale o del Direttore Generale, concessi dalla Società o dalle sue controllate.

## III. INFORMAZIONI RELATIVE AGLI ASSETTI PROPRIETARI

### 3.1 AZIONISTI CHE DETENGONO PARTECIPAZIONI SUPERIORI O UGUALI AL 2% DEL CAPITALE SOCIALE

Alla data del Prospetto Informativo, i soci che, secondo le risultanze del libro soci, possiedono titoli rappresentativi del capitale con diritto di voto in misura superiore o uguale al 2% sono:

| Azionisti | N. Azioni alla data del Prospetto Informativo (1) | % Capitale Sociale (1) |
|---|---|---|
| De'Longhi Soparfi S.A. (2) | 111.999.660 | 99,99 |
| **Totale** | **111.999.660** | **99,99** |

(1) Le percentuali indicate si riferiscono al capitale della Società prima dell'aumento di capitale a servizio dell'Offerta Pubblica.

(2) Società controllata, per via indiretta, da Giuseppe De'Longhi.

### 3.2 VARIAZIONE DEL CAPITALE SOCIALE A SEGUITO DELL'OFFERTA GLOBALE

In caso di totale collocamento delle n. 48.000.000 Azioni oggetto dell'Offerta Globale la compagine sociale di De'Longhi S.p.A. risulterà così composta:

| Azionisti | N. Azioni alla data del Prospetto Informativo | % capitale sociale | N. Azioni offerte | N. Azioni *post* Offerta Globale | % Capitale Sociale *post* Offerta Globale | *Greenshoe* | N. Azioni post Offerta Globale in caso di integrale esercizio *Greenshoe* | % Capitale Sociale in caso di integrale esercizio della *Greenshoe* |
|---|---|---|---|---|---|---|---|---|
| De'Longhi Soparfi S.A. | 111.999.660 | 99,99 | – | 111.999.660 | 69,99 | 5.000.000 | 106.999.660 | 66,86 |
| Giuseppe De'Longhi | 340 | 0,01 | – | 340 | 0,01 | – | 340 | 0,01 |
| Società | – | – | 48.000.000 | – | – | – | – | – |
| Mercato | – | – | – | 48.000.000 | 30,00 | – | 53.000.000 | 33,13 |
| **Totale** | **112.000.000** | **100,00** | **48.000.000** | **160.000.000** | **100,00** | **5.000.000** | **160.000.000** | **100,00** |

### 3.3 PERSONE FISICHE E GIURIDICHE CHE ESERCITANO IL CONTROLLO DELLA SOCIETÀ

Alla data del Prospetto Informativo, la Società è controllata, ai sensi dell'art. 2359 cod. civ. e 93 del D.Lgs. 24 febbraio 1998, n. 58, da Giuseppe De'Longhi per via indiretta, attraverso la struttura sotto rappresentata.



The Long E Trust
85%
De'Longhi Holding S.A. (1)
99,99%
De'Longhi Soparfi S.A. (2)
99,99%
De'Longhi S.p.A.


(1) Società di diritto lussemburghese, con sede in Lussemburgo, Rue Beaumont 17.
(2) Società di diritto lussemburghese, con sede in Lussemburgo, Rue Beaumont 17.

The Long E Trust è un *trust* regolato dalla legge di Jersey (Isole del Canale), stato della sua costituzione, di cui, alla data del Prospetto Informativo, Pirunico Trustees (Jersey) Limited è *trustee* e Giuseppe De'Longhi *beneficiary*.

Il *trust* è di tipo irrevocabile e conferisce al *trustee* piena discrezionalità nella gestione dello stesso e del relativo patrimonio, oltre che nella destinazione dei benefici. Si segnala, peraltro, che il diritto di voto relativo alla partecipazione posseduta in De'Longhi Holding S.A. deve essere esercitato dal *trustee* nell'interesse del *beneficiary* e, di conseguenza, tenendo conto delle raccomandazioni espresse da quest'ultimo.

In caso di totale collocamento delle n. 48.000.000 Azioni oggetto dell'Offerta Globale e di integrale esercizio della *Greenshoe* per n. 5.000.000 Azioni, la partecipazione controllata, per via diretta ed indiretta, da Giuseppe De'Longhi sarà pari al 56,84% del capitale sociale e pertanto quest'ultimo continuerà a controllare di diritto l'Emittente.

La situazione sopra descritta, ovvero la permanenza del controllo di diritto della Società in capo a Giuseppe De'Longhi, non ha subito variazioni nel corso degli ultimi tre anni.

### 3.4 INDICAZIONE DELL'ESISTENZA DI PATTUIZIONI TRA SOCI IN MERITO ALL'ESERCIZIO DEI DIRITTI INERENTI AGLI STRUMENTI FINANZIARI RAPPRESENTATIVI DEL CAPITALE, AL TRASFERIMENTO DEI MEDESIMI E ALL'ESERCIZIO DEL DIRITTO DI VOTO

Alla data del Prospetto Informativo non esistono pattuizioni tra i soci in merito all'esercizio dei diritti inerenti alle azioni della Società, al trasferimento delle medesime e all'esercizio del diritto di voto.

# IV. INFORMAZIONI RIGUARDANTI IL PATRIMONIO, LA SITUAZIONE FINANZIARIA E I RISULTATI ECONOMICI DELLA SOCIETÀ E DEL GRUPPO

## Premessa

Nell'analisi economica, finanziaria e patrimoniale che segue, i dati e le informazioni relativi al Gruppo De'Longhi per gli esercizi 1998, 1999 e 2000 sono forniti su base *Pro-Forma*. I bilanci consolidati *Pro-Forma* (di seguito "**Bilanci Consolidati *Pro-Forma***") sono stati predisposti sulla base di elaborazioni dei Bilanci Consolidati del Gruppo De'Longhi al 31 dicembre 1998, 1999 e 2000 allo scopo di fornire una rappresentazione della situazione patrimoniale, reddituale e finanziaria del Gruppo nell'ipotesi che lo stesso avesse avuto già dal 1° gennaio 1998 la configurazione societaria quale risulta al 31 dicembre 2000. Inoltre è stato preso in considerazione l'aumento di capitale sociale di 250.587 milioni di Lire che De'Longhi S.p.A. ha deliberato e versato in data 18 aprile 2001.

Lo scopo del Bilancio Consolidato *Pro-Forma* è quello di mostrare, a fini comparativi e con finalità unicamente informative, quali sarebbero stati gli effetti patrimoniali, economici e finanziari nel caso in cui il perimetro di consolidamento al 31 dicembre 2000 si fosse definito virtualmente il 1° gennaio 1998. Tali effetti potrebbero quindi non essere rappresentativi della situazione che si sarebbe manifestata qualora le variazioni fossero effettivamente avvenute a tale data.

Inoltre, al fine di dare rappresentazione dell'attuale configurazione del Gruppo, si è provveduto a predisporre i bilanci consolidati *Pro-Forma* Combinati (di seguito "**Bilanci Consolidati *Pro-Forma* Combinati**") al 31 dicembre 1998, 1999 e 2000 inclusivi del Gruppo Kenwood, la cui acquisizione è avvenuta nel primi mesi del 2001. Tali Bilanci Consolidati *Pro-Forma* Combinati, corredati delle note esplicative relative alla redazione degli stessi, sono presentati nel Capitolo IV *bis*. Non si è ritenuto opportuno fornire i commenti relativi ai dati *Pro-Forma* Combinati inclusivi del gruppo Kenwood, in quanto tale Gruppo, quotato alla Borsa di Londra dal 1992, non era gestito dal Gruppo De'Longhi nel triennio di riferimento. Per quanto attiene la descrizione dell'andamento economico, patrimoniale e finanziario del Gruppo Kenwood si rimanda ai bilanci pubblicati chiusi al 2 aprile 1999 ed al 31 marzo 2000 e 2001 che sono compresi tra la documentazione messa a disposizione del pubblico presso la sede della Società e di Borsa Italiana S.p.A. Tali bilanci sono stati assoggettati a revisione contabile da parte della società di revisione Ernst & Young UK. In Appendice (*cfr.* Capitolo XIII) si riportano la tabella comparativa contenente gli schemi di Stato Patrimoniale e Conto Economico relativi ai suddetti bilanci e le relative relazioni emesse dalla Ernst & Young UK.

I Bilanci Consolidati *Pro-Forma* Combinati sono stati predisposti sulla base dei Bilanci Consolidati *Pro-Forma* del Gruppo De'Longhi al 31 dicembre 1998, 1999 e 2000 e dei Bilanci del gruppo Kenwood, rettificati sia al fine di equiparare la chiusura d'esercizio con quella del Gruppo De'Longhi, sia per renderli omogenei con i principi contabili italiani. I Bilanci rettificati del Gruppo Kenwood sono stati oggetto di esame limitato da parte della Ernst & Young UK.

Lo Stato Patrimoniale consolidato del Gruppo De'Longhi al 31 dicembre 1998 è stato assoggettato a revisione contabile da parte della Coopers & Lybrand S.p.A. I Bilanci Consolidati al 31 dicembre 1999 e 2000 del Gruppo De'Longhi sono stati assoggettati a revisione contabile da parte della PricewaterhouseCoopers S.p.A. (la "**Società di Revisione**"). In Appendice

si riportano la tabella comparativa contenente gli schemi di Stato Patrimoniale e Conto Economico relativi ai suddetti bilanci e le relative relazioni emesse dalla Società di Revisione. I Bilanci Consolidati *Pro-Forma* del Gruppo De'Longhi (con esclusione del Gruppo Kenwood) al 31 dicembre 1998, 1999 e 2000 sono stati esaminati dalla PricewaterhouseCoopers S.p.A., la cui relazione è allegata in appendice.

Nel presente Capitolo si omettono i dati civilistici di De'Longhi S.p.A. in quanto non apportano informazioni aggiuntive rispetto a quanto riportato nel presente Capitolo. In Appendice si riporta la tabella comparativa contenente gli schemi dello Stato Patrimoniale e del Conto Economico della De'Longhi S.p.A. al 31 dicembre 1998, 1999 e 2000 civilistici, unitamente alle relative relazioni della Società di Revisione.

I dati relativi ai Bilanci Consolidati *Pro-Forma* del Gruppo esposti nel presente Capitolo sono stati redatti in Lire italiane. A fini informativi sono inoltre stati inclusi gli schemi di Conto Economico e Stato Patrimoniale Consolidato *Pro-Forma* espressi in migliaia di Euro.

## 4.1 BILANCI CONSOLIDATI *PRO-FORMA* DEL GRUPPO DE'LONGHI

Nei paragrafi successivi sono esposti i prospetti di Bilancio Consolidato *Pro-Forma* del Gruppo De'Longhi al 31 dicembre 1998, 1999 e 2000. Tali prospetti sono preceduti da opportune informazioni:

- sulla struttura del Gruppo e sulle recenti operazioni societarie intervenute;
- sulle ipotesi utilizzate per la redazione dei Bilanci Consolidati *Pro-Forma* al 31 dicembre 1998, 1999 e 2000.

Per le informazioni sull'area di consolidamento, *cfr.* Paragrafo 4.5.

### 4.1.1 Struttura e contenuto dei Bilanci Consolidati *Pro-Forma*

I Bilanci Consolidati *Pro-Forma* per gli esercizi chiusi al 31 dicembre 1998, 1999 e 2000 sono stati redatti utilizzando i criteri di redazione e valutazione dei bilanci di esercizio previsti dal D.Lgs. 127/91, riclassificati secondo i criteri dell'analisi finanziaria.

L'obiettivo della redazione dei Bilanci Consolidati *Pro-Forma* è quello di rappresentare, ai soli fini comparativi, gli effetti di alcune operazioni societarie recentemente avvenute all'interno del Gruppo come se tali operazioni si fossero perfezionate fin dal primo esercizio del triennio preso in considerazione. Tali operazioni sono di seguito riepilogate.

A. Nel corso del 2000 il Gruppo ha posto in essere una serie di operazioni societarie finalizzate a razionalizzare la struttura e ad includere nel perimetro di consolidamento anche quelle attività che, pur connesse al *core business*, erano detenute da società esterne controllate direttamente o indirettamente da Giuseppe De'Longhi. A questo scopo, il 28 dicembre 2000, la Società, attraverso la controllata De'Longhi Pinguino S.A., ha acquistato:
   - il 99,99% del capitale sociale di De'Longhi Divisione Cucine S.p.A. per 71.642 milioni di Lire;
   - il 99,92% del capitale sociale di DL Radiators S.p.A. per 96.426 milioni di Lire;

- il 90% del capitale sociale di Climaveneta S.p.A. per 276.887 milioni di Lire (il 10,0% residuo è costituito da azioni proprie);
- il 100% del capitale sociale di Micromax S.p.A. per 39.718 milioni di Lire;
- il 30% del capitale sociale di Ergoklima S.p.A. per 54.216 milioni di Lire;

per un totale corrispettivo di 538.889 milioni di Lire, valore determinato sulla base di perizie predisposte da esperti indipendenti, più oneri accessori per 125 milioni di Lire.

B. I contratti di acquisto prevedono il pagamento di un acconto alla sottoscrizione degli accordi pari a 34.175 milioni di Lire, pagato entro il 31 dicembre 2000, e di tre rate successive per i rimanenti 504.714 milioni di Lire da rimborsare, senza pagamento di interessi, alle seguenti date di scadenza: 25.810 milioni di Lire entro febbraio 2001, 320.600 milioni di Lire entro Aprile 2001 e l'importo residuo, pari a 158.304 milioni di Lire, entro il 31 dicembre 2001. Dalle acquisizioni sopra descritte emerge una differenza di consolidamento che ammonta a 442,8 miliardi di Lire, determinata dalla differenza tra il prezzo d'acquisizione e il patrimonio netto contabile delle società acquisite (la differenza di consolidamento non considera quelle relative alle società detenute indirettamente, quali Elba S.p.A., Radel S.p.A. e Ergoklima S.p.A., nonché quelle già presenti nei rispettivi attivi (*cfr.* tabella con differenza di consolidamento nel Paragrafo 4.6.1 sub *Immobilizzazioni immateriali"*).

Per quanto concerne il saldo ancora dovuto alla data del Prospetto Informativo *cfr.* Capitolo I, Paragrafo 1.2.17.b.1.

C. Il 28 dicembre 2000 sono state alienate alcune partecipazioni in società ritenute non più strategiche per il Gruppo in quanto non rientranti nel *core business*; il dettaglio è il seguente:

- 60% del capitale sociale di Nauta S.r.l., per un importo di 1.800 milioni di Lire;
- 100% del capitale sociale di Immobiliare Findomestic S.r.l., ceduto, quanto al 99%, da Elba S.p.A. e, quanto all'1%, dalla Società (*cfr.* Capitolo I, Paragrafo 1.2.17.b), per un importo complessivo di 6.300 milioni di Lire;
- 100% del capitale sociale di De'Longhi Radiators S.r.l., ceduto, quanto al 99%, dalla Società e, quanto all'1%, da Micromax S.p.A. (*cfr.* Capitolo I, Paragrafo 1.2.17.b), per un importo complessivo di 4.200 milioni di Lire;
- 100% del capitale sociale di De'Longhi Canada Distributors Inc. e di Ontario Ltd, per un importo complessivo di 1 milione di Lire;
- 100% del capitale di I.S.C. - Industria Scambiatori di Calore S.p.A., una società che produce componentistica, per l'importo di 20.000 milioni di Lire;
- 100% del capitale sociale di Italia Distribuidora de Eletromesticos Ltda, per un importo pari ad 1 Dollaro statunitense.

D. Fino al 31 marzo 2000 l'attività di commercializzazione dei prodotti relativi al segmento radiatori fissi era svolta da De'Longhi Radiators S.r.l. (controllata da De'Longhi S.p.A.), in virtù di un contratto di affitto di ramo di azienda sottoscritto con Divisione Radiatori S.p.A. (ora DL Radiators S.p.A.). Alla scadenza del contratto suddetto l'attività è tornata in capo alla locatrice, che è stata poi oggetto di acquisizione come descritto sub A.

E. In data 18 aprile 2001, l'assemblea dei soci ha deliberato:

- un aumento di capitale sociale a pagamento (al nominale, in quanto sottoscritto e versato dagli attuali azionisti) per un importo di 250.587 milioni di Lire, portando quindi il capitale sociale a 650.587 milioni di Lire;
- di convertire l'attuale capitale sociale in Euro;
- di procedere alla variazione del valore nominale delle azioni da Euro 0,516 a Euro 3, procedendo al raggruppamento delle azioni stesse.

A seguito di tale operazione il capitale sottoscritto e versato risulta pari ad Euro 336.000.000, suddiviso in 112.000.000 azioni ordinarie del valore nominale di Euro 3 cadauna.

F. In data 20 dicembre 2000, tramite DL Radiators S.p.A., la Società ha acquisito il 100% di Clima Polska Sp.zo.o per l'importo di 4.000 Zloty polacchi, equivalenti a circa 2 milioni di Lire. Inoltre, il 22 dicembre 2000, sempre tramite DL Radiators S.p.A., la Società ha acquistato il 100% di Ves Heiztechnich Vertrieb GmbH, per l'importo di 2.102.201.065 Lire.

### 4.1.2 Ipotesi di base utilizzate per la redazione dei Bilanci Consolidati *Pro-Forma* al 31 dicembre 1998, 1999, 2000

Il Bilancio Consolidato *Pro-Forma* al 31 dicembre 2000 differisce – rispetto al Bilancio Consolidato effettivo – in quanto sono stati inclusi i conti economici delle società acquisite di cui sub A. (mentre nei Bilanci Consolidati effettivi le acquisizioni sono state consolidate con il metodo integrale limitatamente allo stato patrimoniale) e in quanto sono state contabilizzate rettifiche di *Pro-Forma*.

Le principali ipotesi utilizzate per la redazione dei Bilanci Consolidati *Pro-Forma* sono le seguenti:

- **Acquisizione di De'Longhi Divisione Cucine S.p.A., Climaveneta S.p.A., Ergoklima S.pA., Micromax S.p.A. e DL Radiators S.p.A. (e società controllate)**

In relazione a tale operazione, nei Bilanci Consolidati *Pro-Forma* si è provveduto a contabilizzare:

- la differenza tra il costo d'acquisizione ed i relativi valori di patrimonio netto, che è stata allocata alla voce di bilancio "differenza di consolidamento";
- l'ammortamento della differenza di consolidamento che, nel rispetto della normativa civilistica, è stato calcolato sulla base di un presunto utilizzo futuro stimato in un periodo di 20 anni;
- il debito non oneroso per l'acquisto delle partecipazioni suddette, pari a 504.714 milioni di Lire; considerando la natura del debito non si è ritenuto di includere oneri finanziari nel conto economico;
- una voce del patrimonio netto "riserva di *Pro-Forma*" per recepire gli effetti patrimoniali del consolidamento e della redazione dei bilanci *Pro-Forma*.

Inoltre, in seguito alla retrodatazione delle operazioni d'acquisto delle suddette società, si è reso necessario effettuare alcune rettifiche di natura contabile affinché, applicando agli esercizi 1998, 1999 e 2000 la quota di ammortamento che in realtà sarà applicata soltanto in futuro, si potesse giungere alla stessa differenza positiva di consolidamento effettivamente esistente nel Bilancio Consolidato al 31 dicembre 2000.

- **Variazione area di consolidamento**

Coerentemente con quanto descritto nei punti precedenti, si è inoltre ipotizzato che i Bilanci Consolidati *Pro-Forma* non tengano conto degli effetti economici e patrimoniali (presenti invece nei bilanci consolidati civilistici) relativi alle società che risultavano alienate al 31 dicembre 2000. A tale riguardo si è pertanto provveduto ad effettuare le seguenti operazioni contabili:

- sono state eliminate le plusvalenze realizzate dalle cessioni effettuate a fine dicembre 2000, descritte in precedenza sub C., per un importo pari a 14.240 milioni di Lire, al netto dei relativi effetti fiscali (pari a 1.416 milioni di Lire);
- sono stati iscritti crediti finanziari per 42.100 milioni di Lire a fronte della cessione delle società partecipate menzionate sub C. (con il conseguente conteggio dei proventi finanziari) e della cessione di una partecipazione acquisita e venduta a valore di libro nel corso dell'esercizio 2000 per 9.804 milioni di Lire;
- è stato eliminato un indennizzo di 11.761 milioni di Lire al netto dei relativi effetti fiscali pari a 6.907 milioni di Lire, riconosciuto da De'Longhi S.p.A nel corso dell'esercizio 2000 alla controllante De'Longhi Soparfi S.A., a seguito dell'acquisto da parte della medesima Società nel corso del 1997 della partecipazione in Liguria Assicurazioni S.p.A. Tale rettifica si è resa necessaria in quanto, coerentemente con l'ipotesi di base utilizzata nella predisposizione dei Bilanci Consolidati *Pro-Forma*, si è considerato che tale aggiustamento al prezzo di cessione si fosse già realizzato al 1° gennaio 1998. Al 31 dicembre 2000 non risultano in essere obbligazioni residue da parte di De'Longhi S.p.A. relativamente a questa posizione;
- iscrizione negli esercizi 1998 e 1999 del debito di 4.583 milioni di Lire relativo all'acquisizione di Sile Corpi Scaldanti S.r.l., avvenuta nel febbraio 2000;
- consolidamento delle attività e passività di De'Longhi Radiators S.r.l, al fine di riflettere nei Bilanci Consolidati *Pro-Forma* l'attività relativa alla commercializzazione dei prodotti del segmento riscaldamento. Inoltre è stato necessario tener conto nei Bilanci Consolidati *Pro-Forma* al 31 dicembre 1998 e 1999 degli effetti afferenti Radel S.p.A. (controllata da Divisione Radiatori S.p.A.) e relativi, per l'importo di 71.501 milioni di Lire, al valore di carico della partecipazione e, per l'importo di 37.993 milioni di Lire, al disavanzo derivante dalla fusione per incorporazione di Divisione Radiatori S.p.A. in DL Radiators S.p.A. del 17 marzo 2000, con contropartita debito *Pro-Forma*. Tutto ciò al fine di includere nei Bilanci Consolidati *Pro-Forma* la corrispondente attività di produzione.

- **Cessione delle partecipazioni in Climaveneta S.p.A. ed Ergoklima S.p.A.**

Climaveneta S.p.A. ed Ergoklima S.p.A. sono state cedute da De'Longhi S.p.A. a De'Longhi Soparfi S.A. in data 29 e 30 dicembre 1998 in esecuzione di un progetto di ridefinizione degli assetti societari facenti capo a Giuseppe De'Longhi, poi rivisto alla luce dell'evoluzione nelle gamme di prodotto, intervenuta tanto in capo alle stesse che a De'Longhi S.p.A., e della conseguente opportunità di una reintegrazione nell'ambito del Gruppo, al fine di coglierne le sinergie. A tale riguardo si è provveduto a stornare la plusvalenza realizzata nell'esercizio 1998 da De'Longhi S.p.A. per 35.766 milioni di Lire al netto dell'onere fiscale relativo e degli effetti del consolidamento.

- **Aumento di capitale sociale**

Retrodatazione al 1° gennaio 1998 dell'aumento di capitale sociale pari a 250.587 milioni di Lire, *cfr.* Paragrafo 4.1.1 sub E., con contropartita riduzione dell'indebitamento.

## – Effetti fiscali delle rettifiche *Pro-Forma*

Alle rettifiche *Pro-Forma* derivanti dalle operazioni contabili sopradescritte sono stati attribuiti, ove applicabili, i relativi effetti fiscali determinati sulla base della legislazione vigente.

## – Effetti economici e patrimoniali

Di seguito si riporta la riconciliazione del patrimonio netto consolidato del Gruppo al 31 dicembre 1998, 1999 e 2000 con quello risultante dai rispettivi Bilanci Consolidati *Pro-Forma*.

| (Milioni di Lire) | 1998 | | 1999 | | 2000 | |
|---|---|---|---|---|---|---|
| | P.N. | Utile | P.N. | Utile | P.N. | Utile |
| **Consolidato De'Longhi S.p.A.** | **335.524** | **9.209** | **485.487** | **49.125** | **468.792** | **27.980** |
| Società Entrate | 89.407 | 7.934 | 118.528 | 13.576 | – | 29.546 |
| Società Uscite | (276) | (2) | (202) | (38) | – | – |
| **Società Entrate e Uscite** | **89.131** | **7.932** | **118.326** | **13.538** | **-** | **29.546** |
| Aumento di capitale sociale | 250.587 | – | 250.587 | – | 250.587 | – |
| Eliminazione valore delle partecipazioni | (670.054) | – | (670.054) | – | – | – |
| Rilevazione differenza di consolidamento | 503.882 | – | 503.882 | – | – | – |
| Ammortamento differenza di consolidamento | 52.073 | (27.072) | 25.001 | (27.072) | – | (25.001) |
| Plusvalenza cessione partecipazioni | – | (37.711) | – | – | – | (14.240) |
| Storno indennizzo Liguria Assicurazioni S.p.A. | – | – | – | – | – | 11.761 |
| Proventi finanziari *Pro-Forma* su cessione partecipazioni al netto dell'effetto imposte | 1.449 | 1.449 | 2.897 | 1.448 | 4.345 | 1.448 |
| Ripristino storno svalutazione partecipazione società uscite | – | 2.584 | – | 3.439 | – | 555 |
| Eliminazione dividendi su società entrate | – | (504) | – | (880) | – | – |
| Altri storni e ripristini | (76) | 1 | 153 | 15 | – | – |
| **Rettifiche *Pro-Forma*** | **137.861** | **(61.253)** | **112.466** | **(23.050)** | **254.932** | **(25.477)** |
| **Rettifiche di consolidamento** | **(10.751)** | **(27)** | **(9.931)** | **975** | **-** | **9.491** |
| **Totale rettifiche** | **216.241** | **(53.348)** | **220.861** | **(8.537)** | **254.932** | **13.560** |
| **Consolidato *Pro-Forma*** | **551.765** | **(44.139)** | **706.348** | **40.589** | **723.724** | **41.540** |

Gli effetti delle rettifiche *Pro-Forma* sono evidenziate nella voce "riserva di *Pro-Forma*".

## 4.2 Stato Patrimoniale e Conto Economico Consolidati *Pro-Forma* relativi agli ultimi tre esercizi

### 4.2.1 Stato Patrimoniale

Stati Patrimoniali relativi agli esercizi chiusi al 31 dicembre 1998, 1999 e 2000 redatti in milioni di Lire.

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| **Crediti verso soci** | **9.100** | **25.000** | **-** |
| Differenza di consolidamento | 605.789 | 575.540 | 545.343 |
| Altre immobilizzazioni immateriali | 234.494 | 216.347 | 203.123 |
| Immobilizzazioni materiali nette | 370.112 | 348.788 | 344.097 |
| Immobilizzazioni finanziarie | 37.772 | 36.509 | 17.678 |
| **Capitale immobilizzato** | **1.248.167** | **1.177.184** | **1.110.241** |
| Crediti verso clienti | 505.166 | 557.852 | 615.735 |
| Rimanenze finali | 305.996 | 289.581 | 370.539 |
| Altre attività correnti | 132.196 | 105.880 | 138.741 |
| Debiti verso fornitori | (291.722) | (336.938) | (357.813) |
| Altre passività correnti | (97.702) | (92.120) | (129.008) |
| **Capitale circolante netto** | **553.934** | **524.255** | **638.194** |
| **Totale mezzi impiegati** | **1.811.201** | **1.726.439** | **1.748.435** |
| Trattamento di fine rapporto | 34.261 | 34.797 | 37.525 |
| Fondi per rischi ed oneri e Altre passività | 15.873 | 17.469 | 51.235 |
| **Totale passività a lungo termine e fondi** | **50.134** | **52.266** | **88.760** |
| Disponibilità liquide e altre attività finanziarie a breve termine | (87.859) | (157.045) | (135.979) |
| Debiti onerosi a breve termine | 3.200 | 145.582 | 54.336 |
| Debiti onerosi a medio lungo termine | 648.434 | 336.385 | 519.143 |
| Debito per acquisto partecipazioni | 504.714 | 504.714 | 504.714 |
| Debiti (al netto dei crediti) *Pro-Forma* | 140.336 | 137.860 | (6.900) |
| **Posizione finanziaria netta** | **1.208.825** | **967.496** | **935.314** |
| Capitale sociale | 550.587 | 650.587 | 650.587 |
| Altre riserve | 26.315 | 36.362 | 27.252 |
| Riserva per *Pro-Forma* | 19.002 | (21.190) | 4.345 |
| Risultato dell'esercizio | (44.139) | 40.589 | 41.540 |
| **Totale patrimonio netto del Gruppo** | **551.765** | **706.348** | **723.724** |
| Patrimonio netto di terzi | 477 | 329 | 637 |
| **Totale patrimonio netto** | **552.242** | **706.677** | **724.361** |
| **Totale mezzi di terzi e mezzi propri** | **1.811.201** | **1.726.439** | **1.748.435** |
| **Conti d'ordine** | **46.058** | **98.326** | **24.254** |

### 4.2.2 Conti Economici Consolidati *Pro-Forma* relativi agli esercizi chiusi al 31 dicembre 1998, 1999 e 2000

| (Milioni di Lire) | 1998 | % | 1999 | % | 2000 | % |
|---|---|---|---|---|---|---|
| Ricavi delle vendite e delle *prestazioni* | 1.269.314 | | 1.374.841 | | 1.561.334 | |
| Altri ricavi e proventi | 21.384 | | 18.979 | | 23.158 | |
| **Totale ricavi** | **1.290.698** | **100,0%** | **1.393.820** | **100,0%** | **1.584.492** | **100,0%** |
| *Consumi di materie prime,* sussidiarie e di consumo | 630.240 | 48,8% | 637.305 | 45,7% | 714.053 | 45,1% |
| *Prestazioni di servizi* | 263.697 | 20,4% | 288.996 | 20,7% | 354.763 | 22,4% |
| Costi per il godimento beni di terzi | 13.016 | 1,0% | 12.467 | 0,9% | 14.379 | 0,9% |
| Oneri diversi di gestione | 21.128 | 1,6% | 17.874 | 1,3% | 10.867 | 0,7% |
| **Valore aggiunto** | **362.617** | **28,1%** | **437.178** | **31,4%** | **490.430** | **31,0%** |
| Costo del lavoro | 202.160 | 15,7% | 213.311 | 15,3% | 235.795 | 14,9% |
| **Margine operativo lordo** | **160.457** | **12,4%** | **223.867** | **16,1%** | **254.635** | **16,1%** |
| *Ammortamenti* | 70.834 | 5,5% | 77.084 | 5,5% | 75.030 | 4,7% |
| Ammortamento diff. di *consolidamento* | 30.251 | 2,3% | 30.311 | 2,2% | 30.252 | 1,9% |
| Accantonamenti e svalutazioni | 28.576 | 2,2% | 15.942 | 1,1% | 17.806 | 1,1% |
| **Risultato operativo** | **30.796** | **2,4%** | **100.530** | **7,2%** | **131.547** | **8,3%** |
| Proventi (oneri) *finanziari* | (73.187) | -5,7% | (33.399) | -2,4% | (45.418) | -2,9% |
| Proventi da partecipazioni e titoli | 1.818 | 0,1% | 3.857 | 0,3% | 8.321 | 0,5% |
| *Gestione straordinaria* | (3.410) | -0,3% | (4.116) | -0,3% | 4.707 | 0,3% |
| **Risultato ante imposte** | **(43.983)** | **-3,4%** | **66.872** | **4,8%** | **99.157** | **6,3%** |
| Imposte sul reddito | 427 | 0,0% | 26.355 | 1,9% | 57.413 | 3,6% |
| **Risultato netto dell'esercizio** | **(44.410)** | **-3,4%** | **40.517** | **2,9%** | **41.744** | **2,6%** |
| Risultato di pertinenza dei terzi | 271 | 0,0% | 72 | 0,0% | (204) | 0,0% |
| **Risultato netto di pertinenza del Gruppo** | **(44.139)** | **-3,4%** | **40.589** | **2,9%** | **41.540** | **2,6%** |

### 4.2.3 Rendiconto Finanziario Consolidato *Pro-Forma* del Gruppo De'Longhi relativo agli esercizi chiusi al 31 dicembre 1999 e 2000

| (Milioni di Lire) | 1999 | 2000 |
|---|---|---|
| Risultato netto di esercizio | 40.589 | 41.540 |
| Ammortamenti | 107.395 | 105.282 |
| Accantonamenti e svalutazioni al netto utilizzi | 2.133 | 7.106 |
| **Flussi finanziari generati (assorbiti) dalla gestione corrente (A)** | **150.117** | **153.928** |
| Variazioni delle attività e passività del periodo: | | |
| Crediti verso clienti | (52.686) | (57.883) |
| Rimanenze finali | 16.415 | (80.957) |
| Altre attività correnti | 10.407 | (7.855) |
| Debiti verso fornitori | 45.214 | 20.877 |
| Altre passività correnti | (5.571) | 22.191 |
| **Flussi finanziari generati (assorbiti) da movimenti di capitale circolante (B)** | **13.779** | **(103.627)** |
| Investimenti netti in immobilizzazioni immmateriali | (1.678) | (6.508) |
| Investimenti netti in immobilizzazioni materiali | (35.997) | (50.662) |
| Investimenti netti in immobilizzazioni finanziarie | 1.114 | 19.138 |
| **Flussi finanziari generati (assorbiti) da attività di investimento (C)** | **(36.561)** | **(38.032)** |
| Aumento capitale sociale | 100.000 | – |
| Variazioni nella riserva *Pro-Forma* e di conversione | 13.994 | 19.913 |
| **Flussi finanziari generati (assorbiti) dai movimenti di patrimonio netto (D)** | **113.994** | **19.913** |
| **Flusso finanziario netto di periodo (A + B + C + D)** | **241.329** | **32.182** |
| Posizione finanziaria netta di inizio periodo | (1.208.825) | (967.496) |
| **Flusso finanziario netto di periodo (A + B + C + D)** | **241.329** | **32.182** |
| **Posizione finanziaria netta di fine periodo** | **(967.496)** | **(935.314)** |
| Variazione riserva straordinaria per compensazione imposta sostitutiva | | (44.077) |
| Variazione "Altri debiti" per imposta sostitutiva | | 44.077 |

## 4.3 PROSPETTO DELLE VARIAZIONI NELLE SINGOLE VOCI DI PATRIMONIO NETTO CONSOLIDATO *PRO-FORMA* RELATIVE AGLI ESERCIZI CHIUSI AL 31 DICEMBRE 1998, 1999 E 2000

| (Milioni di Lire) | **Capitale Sociale** | **Riserva Legale** | **Riserva Conversione** | **Altre Riserve** | **Utili Riportati** | **Risultato d'esercizio** | **Riserva *Pro-Forma*** | **Totale patrimonio netto del Gruppo** |
|---|---|---|---|---|---|---|---|---|
| **31 dicembre 1998** | **550.587** | **1.440** | **(166)** | **19.175** | **5.866** | **(44.139)** | **19.002** | **551.765** |
| Aumento Capitale Sociale | 100.000 | | | | | | | 100.000 |
| Destinazione ris. d'esercizio 1998 | | 380 | | 6.994 | 1.837 | 44.139 | (53.350) | – |
| Variazione Diff. di conversione | | | 836 | | | | | 836 |
| Variazione Riserva *Pro-Forma* | | | | | | | 13.158 | 13.158 |
| Risultato d'esercizio | | | | | | 40.589 | | 40.589 |
| **31 dicembre 1999** | **650.587** | **1.820** | **670** | **26.169** | **7.703** | **40.589** | **(21.190)** | **706.348** |
| Destinazione ris. d'esercizio 1999 | | 2.745 | | 52.146 | (5.766) | (40.589) | (8.536) | - |
| Variazione Diff. di conversione | | | (601) | | | | | (601) |
| Imputazione Imposta Sostitutiva | | | | (44.074) | | | | (44.074) |
| Variazione Riserva *Pro-Forma* | | | | | (13.560) | | 34.071 | 20.511 |
| Risultato d'esercizio | | | | | | 41.540 | | 41.540 |
| **31 dicembre 2000** | **650.587** | **4.565** | **69** | **34.241** | **(11.623)** | **41.540** | **4.345** | **723.724** |

## 4.4 COMMENTO SULL'ANDAMENTO GESTIONALE DEL GRUPPO DE'LONGHI NEGLI ULTIMI TRE ESERCIZI SOTTO IL PROFILO ECONOMICO, PATRIMONIALE E FINANZIARIO

Nel presente Paragrafo sono esposti i commenti relativi all'andamento gestionale del Gruppo De'Longhi nei periodi 1998-1999 e 1999-2000. I dati utilizzati al fine di fornire i suddetti commenti sono quelli relativi ai Bilanci Consolidati *Pro-Forma* del Gruppo De'Longhi al 31 dicembre 2000 (con l'esclusione del Gruppo Kenwood).

I dati Consolidati *Pro-Forma* relativi al triennio in oggetto evidenziano un andamento crescente dei ricavi, del risultato operativo e del risultato netto.

I principali fattori che hanno influenzato l'andamento crescente dei ricavi, in particolare nelle linee di *business* della cottura e preparazione dei cibi, del condizionamento, trattamento dell'aria e del riscaldamento, possono essere sintetizzati come segue:

- lancio di nuovi prodotti, in particolare nelle famiglie delle macchine da caffè, delle friggitrici, dei forni elettrici, delle cucine e piani cottura, dei prodotti per la preparazione dei cibi, dei termoradiatori ad olio, dei condizionatori portatili, dei prodotti idronici e completamenti di gamma nei condizionatori murali con estensioni di potenze e miglioramenti estetici. Per quanto riguarda gli impianti industriali di condizionamento, l'offerta degli stessi nel periodo è stata caratterizzata da un allargamento di gamma verso potenze più basse, adatte per applicazioni civili oltre che commerciali (linea Ermetici), e dal contemporaneo rafforzamento delle capacità di personalizzazione dei prodotti;
- rafforzamento delle posizioni di *leadership* di prodotto nelle famiglie del condizionamento portatile, del condizionamento fisso, degli impianti industriali di condizionamento, dei deumidificatori e dei termoradiatori ad olio;
- espansione della presenza del Gruppo nei principali mercati internazionali, particolarmente significativa negli Stati Uniti d'America, Canada, Regno Unito e Giappone (paesi la cui incidenza sui ricavi totali è passata nel triennio in esame dal 22,1% al 28,8%), a cui si è aggiunto un andamento positivo dei cambi stimabile nell'esercizio 2000 in circa il 2% dei ricavi totali. Nel complesso l'incidenza delle esportazioni sui ricavi totali è passata nel triennio dal 63,9% al 66,9%.

La redditività del Gruppo De'Longhi è fortemente migliorata nel periodo in esame, con un risultato operativo che è passato dal 2,4% all'8,3% dei ricavi totali. Le principali ragioni di questo miglioramento sono riconducibili all'incremento dei ricavi sopra descritto, cui si sono aggiunti i seguenti fattori:

- incremento del margine lordo industriale (quale di seguito descritto), sia in percentuale sul totale ricavi, sia in valore assoluto. Tale incremento è l'effetto, da un lato, di un sostanziale miglioramento nel *mix* dei segmenti (con un incremento del peso percentuale di quelli a miglior margine) e, dall'altro, di un miglioramento nei prezzi di vendita. Per quanto riguarda il costo del venduto, si è reso possibile un contenimento (dal 66,3% al 62,6% dei ricavi totali), grazie ad una costante azione di riduzione dei costi e ad un andamento dei prezzi di acquisto delle materie prime che, seppur caratterizzato da una fase di incremento (1999-2000) succedutasi ad una di riduzione (1998-1999), è stato nel complesso del triennio favorevole;
- un incremento più che proporzionale dei costi per prestazioni di servizi, imputabile principalmente alle spese di trasporto, al maggior ricorso alle lavorazioni esterne e al maggior impatto della spesa pubblicitaria e promozionale;
- una riduzione dell'incidenza percentuale dei costi di struttura, resa possibile dal contesto organizzativo già adeguatamente dimensionato e strutturato, tanto a livello domestico quanto internazionale (grazie soprattutto all'articolato e solido *network* di filiali), per sostenere la crescita del volume di affari.

Per quanto riguarda il risultato netto, si mettono in luce la forte riduzione degli oneri finanziari ed una progressiva crescita dell'incidenza delle imposte sul reddito (che sono giunte a superare l'aliquota consolidata teorica, principalmente per effetto delle rettifiche *Pro-Forma*).

L'analisi dell'andamento economico del Gruppo De'Longhi è stata effettuata, per quanto attiene i ricavi ed il margine lordo industriale, tenendo conto delle diverse linee di *business* e della ripartizione per area geografica, così come definiti nel Capitolo I, Paragrafo 1.2.1.

### 4.4.1 Analisi dell'andamento economico del Gruppo De'Longhi per gli esercizi 1998, 1999 e 2000

L'andamento dei ricavi di vendita, esaminato per linea di *business* e per area geografica, è evidenziato nelle seguenti tabelle:

***Linee di business***

| (Milioni di Lire) | 1998 | 1999 | 2000 | Variazione % 1999-1998 | Variazione % 2000-1999 |
|---|---|---|---|---|---|
| **Linea di *business*** | | | | | |
| Riscaldamento | 334.460 | 349.398 | 410.919 | 4,5% | 17,6% |
| Condizionamento e trattamento dell'aria | 351.829 | 430.162 | 465.062 | 22,3% | 8,1% |
| Cottura e preparazione cibi | 413.453 | 438.480 | 509.849 | 6,1% | 16,3% |
| Pulizia della casa e stiro | 143.622 | 134.384 | 133.361 | -6,4% | -0,8% |
| Altro (*) | 47.334 | 41.396 | 65.301 | -12,5% | 57,7% |
| **Totale ricavi** | **1.290.698** | **1.393.820** | **1.584.492** | **8,0%** | **13,7%** |

(*) La linea "Altro" include i ricavi delle vendite di accessori, ricambi, materie prime, semilavorati e rottami, nonché i ricavi delle prestazioni di servizi, le sopravvenienze e plusvalenze attive, i recuperi trasporti ed altri ricavi diversi.

***Mercati***

| (Milioni di Lire) | 1998 | 1999 | 2000 | Variazione % 1999-1998 | Variazione % 2000-1999 |
|---|---|---|---|---|---|
| **Area geografica** | | | | | |
| Italia | 465.541 | 517.894 | 523.891 | 11,2% | 1,2% |
| Regno Unito | 131.267 | 143.442 | 160.876 | 9,3% | 12,2% |
| Resto d'Europa | 372.983 | 382.809 | 422.917 | 2,6% | 10,5% |
| USA, Canada, Messico | 111.314 | 147.114 | 194.670 | 32,2% | 32,3% |
| Giappone | 43.184 | 66.931 | 101.532 | 55,0% | 51,7% |
| Resto del mondo | 166.409 | 135.629 | 180.606 | -18,5% | 33,2% |
| **Totale ricavi** | **1.290.698** | **1.393.820** | **1.584.492** | **8,0%** | **13,7%** |

***Andamento dei ricavi di vendita per il periodo 1999-2000***

I ricavi sono costituiti principalmente dai proventi delle vendite relative alle quattro linee di *business*: riscaldamento, condizionamento e trattamento dell'aria, cottura e preparazione dei cibi e pulizia della casa e stiro. I ricavi sono cresciuti nel periodo 1999-2000 di 190.672 milioni di Lire (+13,7%). Tale incremento è ascrivibile principalmente ai seguenti fattori, per linea di *business* e per mercato di destinazione.

*Linee di business/Mercati*

**Riscaldamento**

Incremento dei ricavi nella linea di *business* del riscaldamento di 61.521 milioni di Lire (+17,6%), dovuto alla forte crescita delle vendite di prodotti per riscaldamento mobile a seguito anche del lancio di nuovi prodotti, quali i termoradiatori ad olio "Radia" e "Rapido" ed il nuovo termoventilatore "Caldobagno". I mercati interessati da tale crescita sono stati Regno Unito, Giappone, Stati Uniti d'America e Resto del mondo. Per quanto riguarda il riscaldamento fisso, nel corso del 2000 i ricavi sono diminuiti rispetto al 1999 a causa di tensioni nella domanda europea (in particolare per una contrazione del mercato tedesco).

**Condizionamento e trattamento dell'aria**

Incremento dei ricavi nella linea di *business* del condizionamento e trattamento dell'aria di 34.900 milioni di Lire (+8,1%) dovuto alla forte crescita delle vendite di condizionatori modulari fissi (murali), impianti idronici ed industriali di condizionamento, che ha attenuato la diminuzione dei ricavi nel condizionamento portatile ("Pinguino" monoblocco e *split*) avvenuta, in particolare, nel mercato domestico, per ragioni climatiche poco favorevoli.

La menzionata crescita è avvenuta, oltre che grazie ad un forte incremento generalizzato e diffuso nell'utilizzo di sistemi per il condizionamento e la climatizzazione (che ha interessato tanto l'utenza civile quanto quella commerciale), anche a seguito dei seguenti fattori:

- per gli impianti industriali di condizionamento, grazie al continuo rafforzamento del *know-how* tecnologico e delle capacità di personalizzare l'offerta in relazione alla richiesta dei clienti. In particolare, nel biennio si assiste all'incremento delle vendite di prodotti della linea "Ermetici" per applicazioni civili e commerciali. I mercati caratterizzati da tale crescita sono principalmente Italia, Gran Bretagna, Giappone e, fra i Paesi nel Resto del mondo, in particolare, Cina;
- per gli impianti idronici, in generale in seguito alla graduale affermazione dei prodotti in pompa di calore, ed in particolare alla ripresa del mercato dell'edilizia in Europa, accompagnato da una maggiore domanda da parte degli installatori;
- per i condizionatori modulari fissi (murali), in seguito ai miglioramenti qualitativi apportati al prodotto ed al rafforzamento della rete di vendita con una migliorata copertura del territorio soprattutto in Europa, nell'ex URSS e nel Nord Africa. A tali interventi si è accompagnata un'opera di fidelizzazione dei maggiori clienti esteri che ha consentito un incremento di ordini rispetto al passato.

**Cottura e preparazione dei cibi**

Incremento dei ricavi nella linea di *business* cottura e preparazione cibi di 71.369 milioni di Lire (+16,3%) dovuta alla forte crescita delle vendite di cucine e piani cottura, macchine da caffè, friggitrici, bollitori e tostapane anche grazie al lancio di nuovi prodotti. Tale crescita è stata supportata in particolare:

- per le macchine da caffè, da un mercato in forte crescita in diversi paesi del mondo, fra i quali in particolare Giappone e Stati Uniti d'America;
- per le cucine ed i piani cottura, da un'offerta di prodotto a forte contenuto di *design* e tecnico, in un mercato sempre più orientato verso prodotti di elevate qualità e prestazioni. In aggiunta a ciò, per tali prodotti è migliorata la penetrazione in Europa e nei Paesi asiatici;

- per le friggitrici, dal rafforzamento della unicità del prodotto in un mercato che si evolve verso acquisti di maggior qualità e prestazioni a beneficio di prodotti del Gruppo, posizionati prevalentemente nella fascia "*premium*". Gli incrementi maggiori si sono avuti nei mercati nordamericano ed europeo.

**Pulizia della casa e stiro**

Lieve decremento dei ricavi nella linea di *business* della pulizia della casa e stiro (-0,8%), dovuto alla diminuzione di vendite nella famiglia delle scope elettriche e degli aspirapolvere a traino (causata da pressioni competitive principalmente sul mercato domestico ed europeo e da un ritardo nel rinnovo della gamma); tale riduzione è stata controbilanciata, almeno in parte, dalla crescita in Europa dei prodotti per lo stiro e dei lavapavimenti a vapore (grazie anche al successo del nuovo prodotto "Triplo Simac").

**Altro**

Incremento dei ricavi nella linea "Altro" di 23.905 milioni di Lire (+57,7%), attribuibile in prevalenza al forte aumento nei ricavi per prestazioni di servizi e vendita di rottami e materie prime a terzi, nonché alle maggiori sopravvenienze attive contabilizzate in questa linea di ricavi.

***Andamento dei ricavi di vendita per il periodo 1998-1999***

I ricavi sono cresciuti nel periodo 1998-1999 di 103.122 milioni di Lire (+8,0%). Tale incremento è principalmente ascrivibile ai seguenti fattori:

***Linee di business/Mercati***

**Riscaldamento**

Incremento dei ricavi nella linea di *business* del riscaldamento di 14.938 milioni di Lire (+4,5%) dovuto, in primo luogo, alla forte crescita in Giappone e Stati Uniti d'America delle vendite di termoradiatori ad olio, sostenuta da una forte penetrazione commerciale e da interventi migliorativi sulla qualità del prodotto. Alla crescita ha contribuito inoltre l'incremento dei ricavi del riscaldamento fisso, principalmente realizzato nel Regno Unito.

**Condizionamento e trattamento dell'aria**

Incremento dei ricavi nella linea del condizionamento e del trattamento dell'aria di 78.333 milioni di Lire (+22,3%) dovuto alla forte crescita in Italia ed in Europa delle vendite di prodotti per il condizionamento portatile ("Pinguino" monoblocco e *split*), seguita da un generale aumento nelle vendite di condizionatori modulari fissi (murali), di impianti idronici, di impianti industriali di condizionamento e di deumidificatori. La menzionata crescita è avvenuta in primo luogo a seguito del continuo favorevole *trend* di mercato che ha interessato questa famiglia di prodotti, ed in secondo luogo:

- per i condizionatori portatili, a seguito del lancio di nuovi prodotti ed in parte delle favorevoli condizioni climatiche in Italia ed in Europa. Il mercato, nel periodo in esame, era in crescita sia nel segmento dei monoblocco che degli *split*;

- per i condizionatori modulari fissi (murali) e per gli impianti idronici, a seguito del costante sviluppo della gamma di prodotto e del rafforzamento delle iniziative di terzismo industriale (mercato OEM);
- per gli impianti industriali di condizionamento, a seguito del potenziamento del *know-how* tecnologico e della buona capacità di personalizzare l'offerta di prodotti;
- per i deumidificatori, a seguito dell'aumentata penetrazione sul mercato domestico, europeo e nordamericano legata al lancio del prodotto.

**Cottura e preparazione cibi**

Incremento dei ricavi nella linea della cottura e preparazione dei cibi di 25.027 milioni di Lire (+6,1%), dovuto soprattutto alla forte crescita delle vendite di macchine da caffè in Europa e negli Stati Uniti d'America e delle friggitrici nel Regno Unito e negli Stati Uniti d'America, grazie al lancio di nuovi prodotti ed al *trend* di crescita del mercato (con particolare riferimento alle macchine da caffè).

**Pulizia della casa e stiro**

Decremento dei ricavi della linea pulizia della casa e stiro di 9.238 milioni di Lire (–6,4%), riconducibile sia ai prodotti della linea stiro che a quelli della linea pulizia, in particolare aspirapolvere a traino (in Italia) e lavasciuga nei mercati europei.

La diminuzione nel primo caso è stata causata dalle forti pressioni della concorrenza, mentre nel secondo dalla flessione del mercato degli aspirapolvere a traino, a favore dei prodotti a vapore. Un'ulteriore causa della diminuzione dei ricavi della linea è stata anche la crisi dell'ex URSS, un mercato che per questa linea di *business* si è più che dimezzato rispetto al precedente anno 1998.

***Margine lordo industriale***

Il margine lordo industriale è formato dal totale ricavi dei singoli segmenti di *business*, al netto del costo del venduto, il quale comprende i consumi di materiali e componenti, le lavorazioni esterne, il costo per la manodopera diretta ed indiretta, gli ammortamenti industriali e gli altri costi fissi industriali.

La tabella che segue riporta la suddivisione del margine lordo industriale Consolidato *Pro-Forma* del Gruppo per il triennio 1998-2000, analizzato per linea di *business*.

| (Milioni di Lire) | 1998 | % sui ricavi | 1999 | % sui ricavi | 2000 | % sui ricavi |
|---|---|---|---|---|---|---|
| **Linea di *business*** | | | | | | |
| Riscaldamento | 119.760 | 35,8% | 141.808 | 40,6% | 168.899 | 41,1% |
| Condizionamento e trattamento dell'aria | 124.463 | 35,4% | 171.953 | 40,0% | 180.837 | 38,9% |
| Cottura e preparazione dei cibi | 145.463 | 35,2% | 162.161 | 37,0% | 189.282 | 37,1% |
| Pulizia della casa e stiro | 46.829 | 32,6% | 47.832 | 35,6% | 46.492 | 34,9% |
| **Totale margine lordo industriale dei quattro segmenti di *business*** | **436.515** | **35,1%** | **523.754** | **38,7%** | **585.510** | **38,5%** |
| Altro | (1.769) | –3,7% | 1.465 | 3,5% | 6.666 | 10,2% |
| **Totale margine lordo industriale** | **434.746** | **33,7%** | **525.219** | **37,7%** | **592.176** | **37,4%** |

Nella tabella seguente si riporta la riconciliazione tra il margine lordo industriale Consolidato del Gruppo De'Longhi per gli anni 1998, 1999 e 2000 ed il margine operativo lordo esposto negli altri Paragrafi del presente Capitolo. La riconciliazione è ottenuta sottraendo dal margine lordo industriale i costi variabili di vendita, le spese per pubblicità, promozione e *merchandising*, i costi fissi di vendita, i costi tecnici ed i costi generali ed amministrativi ed aggiungendo le quote delle voci di costo (ammortamenti, accantonamenti e svalutazioni) già incluse nel costo del venduto e nelle altre voci di costo menzionate in riconciliazione.

| (Miliardi di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| **Totale ricavi** | **1.290,6** | **1.393,8** | **1.584,5** |
| **Costo del venduto** | **(855,9)** | **(868,6)** | **(992,3)** |
| **Margine lordo industriale** | **434,7** | **525,2** | **592,2** |
| Costi variabili di vendita | (100,1) | (102,6) | (115,7) |
| Spese per pubblicità, promozione e *merchandising* | (58,9) | (65,9) | (79,2) |
| Costi fissi di vendita | (104,2) | (112,9) | (119,4) |
| Costi tecnici | (30,5) | (31,0) | (31,2) |
| Costi Generali ed Amministrativi | (57,7) | (60,1) | (62,5) |
| Ammortamenti | 48,4 | 54,8 | 52,4 |
| Accantonamenti e svalutazioni | 28,6 | 15,9 | 17,8 |
| Altri ricavi minori | 0,2 | 0,5 | 0,2 |
| **Margine operativo lordo** | **160,5** | **223,9** | **254,6** |

### *Analisi 2000-1999*

Nel corso del biennio di riferimento il margine lordo industriale è aumentato in valore assoluto, passando da Lire 525.219 milioni al 31 dicembre 1999 a Lire 592.176 milioni al 31 dicembre 2000. L'incidenza percentuale sul totale ricavi di tale margine decresce leggermente (dal 37,7% del 1999 al 37,4% del 2000) per l'effetto combinato dei seguenti fenomeni:

- un lieve peggioramento nel *mix* dei segmenti, in particolare per effetto dell'andamento della linea di *business* condizionamento e trattamento dell'aria;
- un effetto cambi favorevole, sulle transazioni di acquisto e vendita, in particolare in Dollari americani, Sterline e Yen;
- l'impatto negativo sul costo del prodotto conseguente all'aumento dei costi delle materie prime (in particolare materie plastiche ed acciai) rispetto al 1999.

### Riscaldamento

Per quanto riguarda la linea di *business* del riscaldamento, il margine lordo industriale è passato da 141.808 milioni di Lire nel 1999 a 168.899 milioni di Lire nel 2000, con un leggero aumento percentuale sui ricavi (dal 40,6% nel 1999 al 41,1% nel 2000), grazie sia ad un miglioramento del *mix* di prodotti venduti verso famiglie a miglior margine, come quella dei radiatori ad olio, che ad un incremento dei prezzi di vendita, che hanno consentito di recuperare l'impatto negativo degli aumenti dei prezzi di acquisto dell'acciaio menzionati in precedenza.

### Condizionamento e trattamento dell'aria

La linea di *business* del condizionamento e trattamento dell'aria nel biennio in esame ha aumentato a valore assoluto il margine lordo industriale, che è passato da 171.953 milioni di Lire nel 1999 a 180.837 milioni di Lire nel 2000. In termini percentuali sui ricavi della linea di *business*, il margine lordo industriale diminuisce dal 40,0% nel 1999 al 38,9% nel 2000, in parte per un aumento dei costi di prodotto originato dall'aumento dei prezzi delle principali materie prime (acciai e plastiche). Lo sfavorevole andamento della stagione estiva, in particolare nel mercato italiano, ha inoltre determinato un calo di fatturato nel mercato più importante e caratterizzato dai migliori margini.

### Cottura e preparazione cibi

La linea di *business* della cottura e preparazione cibi nel biennio in esame ha aumentato a valore assoluto il margine lordo industriale, che è passato da 162.161 milioni di Lire nel 1999 a 189.282 milioni di Lire nel 2000. In termini percentuali sui ricavi della linea di *business*, il margine lordo industriale rimane sostanzialmente stabile nel 2000, nonostante l'incremento nei costi delle materie prime.

### Pulizia della casa e stiro

La linea di *business* della pulizia della casa e stiro nel biennio in esame ha diminuito a valore assoluto il margine lordo industriale, che è passato da 47.832 milioni di Lire nel 1999 a 46.492 milioni di Lire nel 2000. In termini percentuali sui ricavi della linea di *business*, il margine lordo industriale diminuisce dal 35,6% nel 1999 al 34,9% nel 2000, per effetto della riduzione del margine nelle categorie delle scope elettriche e degli aspirapolvere a traino (dovuto per entrambi all'aumento dei costi delle materie prime, e, per le scope elettriche, al tardivo rinnovamento di gamma), solo parzialmente bilanciata da un aumento di margine nella categoria dello stiro, conseguente al lancio della nuova gamma.

### *Analisi 1999-1998*

Nel corso del biennio di riferimento, il margine lordo industriale nel suo complesso cresce in percentuale (dal 33,7% sui ricavi del 1998 al 37,7% sui ricavi del 1999) per l'effetto combinato dei seguenti fenomeni:

- un favorevole andamento nei costi delle materie prime (per acciai e materie plastiche), che ha prodotto soprattutto nella linea di *business* del riscaldamento effetti positivi di margine;
- un effetto positivo nel *mix* di prodotto;
- una buona tenuta nei prezzi di vendita che hanno consentito, anche grazie ad un modesto effetto cambi favorevole, di mantenere il vantaggio della riduzione dei costi delle materie prime di cui sopra.

### Riscaldamento

La linea di *business* del riscaldamento nel biennio in esame ha aumentato a valore assoluto il margine lordo industriale da 119.760 milioni di Lire nel 1998 a 141.808 milioni di Lire nel 1999. In termini percentuali sui ricavi della linea di *business*, il margine lordo indu-

striale aumenta dal 35,8% al 40,6%. La crescita è avvenuta principalmente nelle categorie dei termoradiatori ad olio e del riscaldamento fisso, dove ha maggiormente pesato l'impatto favorevole delle materie prime. Tale effetto positivo si riflette anche nella redditività crescente delle altre categorie (termoventilatori e stufe a gas), mentre un peggioramento di *mix* penalizza la categoria dei termoconvettori.

### Condizionamento e trattamento dell'aria

La linea di *business* del condizionamento e trattamento dell'aria nel biennio in esame ha aumentato a valore assoluto il margine lordo industriale, che è passato da 124.463 milioni di Lire nel 1998 a 171.953 milioni di Lire nel 1999. In termini percentuali sul totale ricavi il margine lordo industriale aumenta dal 35,4% nel 1998 al 40,0% nel 1999 a causa dei positivi effetti:

- della diminuzione del costo di prodotto originata dalla significativa riduzione dei prezzi delle principali materie prime (acciai e plastiche);
- di uno spostamento del *mix* verso prodotti a margini più elevati, dovuto alle favorevoli condizioni climatiche del 1999 ed al loro impatto positivo sulle vendite di condizionamento portatile (sia per i monoblocco che per gli *split*) e agli effetti positivi dei miglioramenti sul prodotto e del potenziamento della rete commerciale che hanno interessato il condizionamento fisso (murali e idronici).

### Cottura e preparazione cibi

La linea di *business* cottura e preparazione cibi nel biennio in esame ha aumentato in valore assoluto il margine lordo industriale, che è passato da 145.463 milioni di Lire nel 1998 a 162.161 milioni di Lire nel 1999. In termini percentuali sul totale ricavi il margine lordo industriale aumenta dal 35,2% nel 1998 al 37,0% del 1999, a causa di:

- una diminuzione del costo di prodotto originata dalla significativa riduzione nei prezzi delle principali materie prime (acciai e plastiche);
- un migliore *mix* che si evolve verso prodotti come le macchine da caffè, le friggitrici e verso mercati come quello nordamericano, giapponese e domestico caratterizzati da margini più elevati;
- il lancio di nuovi prodotti come ad esempio nelle categorie delle friggitrici e dei forni microonde;
- pressioni sui prezzi di vendita, per le categorie delle cucine e piani cottura, provocate dalla concorrenza e dalla crisi dell'ex-URSS.

### Pulizia della casa e stiro

La linea di *business* pulizia della casa e stiro nel biennio in esame ha aumentato a valore assoluto il margine lordo industriale, che è passato da 46.829 milioni di Lire nel 1998 a 47.832 milioni di Lire nel 1999. In termini percentuali sul totale ricavi il margine lordo industriale aumenta dal 32,6% del 1998 al 35,6% nel 1999, grazie al positivo impatto delle diminuzioni di costo del prodotto originata da una riduzione nei prezzi delle materie prime, al lancio di nuovi prodotti e da un effetto *mix* verso prodotti caratterizzati da margini più elevati.

### *Consumi di materie prime, sussidiarie e di consumo*

Il periodo 1999-2000 ha visto un incremento dei consumi di materie prime, sussidiarie e di consumo (acquisti al netto delle variazioni delle giacenze) del 12,0% con una riduzione dell'incidenza percentuale sul totale ricavi dal 45,7% al 45,1%, per effetto combinato:

- del rafforzamento del Dollaro americano, Yen e Sterlina contro la Lira, che ha incrementato i costi in misura meno che proporzionale rispetto ai ricavi, diminuendo pertanto l'incidenza in termini percentuali di tali costi;
- del significativo aumento nei prezzi delle materie prime (plastiche e acciai);
- del maggior ricorso all'acquisto di prodotti finiti.

Il *trend* di diminuzione si riscontra anche nel periodo 1998-1999, con un peso percentuale di tale voce sui ricavi che passa dal 48,8% al 45,7%, a causa della significativa diminuzione dei prezzi delle materie prime (in particolare plastiche e acciai).

### *Costi per prestazioni di servizi*

Nel periodo 1999-2000 il costo per prestazioni di servizi cresce del 22,8%. Tale incremento è superiore rispetto al volume di affari in particolare a causa di:

- aumento del costo per lavorazioni esterne (+25,9%), a seguito della decisione del Gruppo di far fronte ai crescenti carichi di lavoro facendo ricorso a manodopera esterna. Si segnala peraltro che, includendo tali costi nell'aggregato consumi di materie prime, sussidiarie e di consumo, l'evoluzione rimane caratterizzata da una crescita inferiore all'aumento dei ricavi totali;
- incremento del 33,3% nei costi di trasporto, dovuto sia a maggiori volumi acquistati e venduti, sia ad incrementi delle tariffe dovute all'aumento nel costo del petrolio;
- aumento delle spese promozionali (+16,8%), a seguito della scelta commerciale del Gruppo di rafforzare, nell'ambito della politica di comunicazione seguita, le forme di sostegno e promozione diretta al cliente;
- aumento delle spese e contributi depositi e magazzini (+28,8%), per l'incremento del numero dei magazzini utilizzati.

Nel periodo 1998-1999 il costo per prestazioni di servizi è aumentato del 9,6%. Tale incremento riflette in parte l'aumento del volume d'affari, ed in parte è conseguenza di:

- un aumento delle spese per pubblicità (+14,4%), a seguito di un maggior impegno da parte della Società in relazione al lancio di nuovi prodotti e allo sviluppo dei mercati;
- un incremento del 22,6% nei costi di trasporto.

### *Oneri diversi di gestione*

Il decremento di tale voce nel periodo 1999-2000 (–39,2%) è dovuto principalmente alla riduzione delle perdite su crediti, risultato di un'attenta gestione del credito perseguita con continuità, e del ricorso alla copertura assicurativa.

Anche nel periodo 1998-1999, la diminuzione degli oneri diversi di gestione (–15,4%) è principalmente dovuta alla riduzione delle perdite su crediti, diminuite del 32,9% per le ragioni precedentemente illustrate.

### *Costo del lavoro*

Il costo del lavoro mostra nel periodo 1999-2000 un incremento pari al 10,5%, risultante dall'effetto combinato dell'aumento dei salari e stipendi medi (in seguito a rinnovi contrattuali ed incentivi discrezionali), dell'aumento del numero medio di dipendenti (passati da 3.563 unità a 3.867 unità), e di una parziale riduzione del costo *pro-capite*, grazie alla ricomposizione del *mix* della forza lavoro verso un'età media inferiore.

Il numero totale dei dipendenti alla chiusura dell'esercizio 2000 era pari a 3.860 unità, rispetto alle 3.611 unità alla chiusura dell'esercizio 1999.

Il costo del lavoro totale mostra nel periodo 1998-1999 un incremento pari al 5,5%, anche in questo caso dovuto all'aumento dei salari e stipendi medi (per rinnovi contrattuali ed incentivi discrezionali) ed al moderato aumento del numero medio di dipendenti (passati da 3.526 nel 1998 a 3.563 nel 1999).

Il numero totale dei dipendenti alla chiusura dell'esercizio 1999 era pari a 3.611, rispetto alle 3.467 unità alla chiusura dell'esercizio 1998.

### *Ammortamenti, accantonamenti e svalutazioni*

L'incidenza percentuale della voce ammortamenti (che include anche l'ammortamento della differenza positiva di consolidamento) rimane pressoché costante nel periodo 1999-2000, passando dal 7,7% al 6,6%.

Nell'esercizio 2000, il Gruppo ha effettuato accantonamenti e svalutazioni per un importo di 17.806 milioni di Lire, che rappresenta un modesto incremento rispetto all'esercizio precedente (dovuto principalmente alla crescita degli accantonamenti per rischi potenziali e relativi a contenziosi legali e garanzie prodotto e resi su vendite), seppure con una incidenza percentuale costante sul totale ricavi.

Nel periodo 1998-1999 gli ammortamenti aumentano del 6,2%, senza mutare sostanzialmente l'incidenza sui ricavi. Tale incremento è dovuto in misura preponderante all'aumento degli ammortamenti di immobilizzazioni materiali a seguito degli investimenti effettuati nel corso dell'esercizio.

La riduzione del totale degli accantonamenti e svalutazioni avvenuta nel periodo 1998-1999 (–44,2%) è dovuta principalmente alla riduzione dell'accantonamento al fondo svalutazione crediti (pari a 8.533 milioni di Lire), che aveva raggiunto livelli eccezionalmente elevati nell'esercizio 1998 (17.403 milioni di Lire).

### *Proventi (oneri) finanziari*

Il saldo della gestione finanziaria netta per l'esercizio 2000 evidenzia un peggioramento del 36,0% rispetto all'esercizio precedente, principalmente dovuto a:

- un aumento degli interessi passivi, passati da 41.545 milioni di Lire nell'esercizio 1999 a 57.975 milioni di Lire nel 2000, a seguito dell'aumento di circa 2 punti percentuali verificatosi nei tassi di riferimento del mercato monetario (tassi interbancari);

- una riduzione dell'utile netto da operazioni in valuta, incluso l'effetto derivante dai relativi strumenti derivati di copertura, che si è attestato a 7.601 milioni di Lire nell'esercizio 2000, a fronte di un utile 1999 pari a 10.328 milioni di Lire. Tale riduzione è dovuta alla diversa dinamica registrata nel biennio in esame dalle principali valute fuori dall'area Euro.

L'incidenza percentuale degli oneri finanziari sui ricavi totali è pari al 2,9% nell'esercizio 2000 (2,4% nel 1999).

Nel periodo 1998-1999 il saldo della gestione finanziaria netta evidenzia un miglioramento del 54,4%, grazie a:

- una riduzione dell'indebitamento del Gruppo e contemporanea riduzione dei tassi in seguito all'entrata dell'Italia fra i paesi aderenti all'Euro;
- un utile netto su operazioni in valuta nel 1999 (incluso l'effetto netto delle relative operazioni di copertura) pari a 10.328 milioni di Lire, contro una corrispettiva perdita netta per l'esercizio 1998 pari a 8.416 milioni di Lire. Tale risultato è dovuto principalmente agli effetti della politica di copertura dei rischi valutari da parte del Gruppo.

L'incidenza percentuale di tale voce sui ricavi totali per l'esercizio 1999 è pari al 2,4% (5,7% nell'esercizio 1998).

***Proventi da partecipazioni e titoli***

I proventi da partecipazioni e titoli sono dovuti principalmente a crediti d'imposta su dividendi distribuiti (pari a 5.807 milioni di Lire) e a plusvalenza vendita titoli (per 1.410 milioni di Lire).

***Gestione straordinaria***

Nell'esercizio 2000 i proventi straordinari netti sono principalmente composti da imposte anticipate e da un rimborso dall'Amministrazione Finanziaria, relativamente ad imposte di registro versate in esercizi precedenti, in parte compensati da oneri per imposte relative ad esercizi precedenti e rettifiche su accantonamenti.

Nell'esercizio 1999 gli oneri straordinari netti comprendono principalmente costi per ristrutturazioni filiali ed altri oneri netti.

Nell'esercizio 1998 gli oneri straordinari netti sono principalmente rappresentati da costi di ristrutturazione, svalutazioni straordinarie di crediti non commerciali ed imposte relative ad esercizi precedenti, in parte compensati da imposte anticipate (pari a 14.527 milioni di Lire), contabilizzate dal Gruppo per la prima volta nell'esercizio 1998 per l'introduzione di nuovi principi contabili.

***Imposte sul reddito***

Le imposte incluse nei bilanci Consolidati *Pro-Forma* del Gruppo sono relative alle imposte correnti e differite, calcolate in base alle aliquote vigenti nei diversi paesi in cui sono localizzate le società del Gruppo.

Nel 2000 l'onere per imposte sul reddito, IRPEG e IRAP, è stato pari al 57,9% del risultato ante imposte, contro il 39,4% dell'esercizio 1999.

La maggior incidenza degli oneri d'imposta per l'esercizio 2000 rispetto all'onere d'imposta teorico ricalcolato in base alle aliquote teoriche vigenti è spiegato principalmente dall'impatto dell'IRAP e dagli effetti delle rettifiche *Pro-Forma*.

Nel 1999 il Gruppo ha invece beneficiato di perdite fiscali pregresse che, sebbene compensate in parte dall'effetto IRAP e dall'impatto di oneri fiscalmente indeducibili, hanno ridotto notevolmente il carico fiscale sul reddito ante imposte.

Nel 1998 il carico di imposta è stato quasi nullo, per effetto soprattutto dell'iscrizione di imposte anticipate che hanno compensato il carico fiscale dell'esercizio.

### 4.4.2 Analisi dell'andamento patrimoniale e finanziario

#### *Capitale immobilizzato*

La seguente tabella evidenzia l'andamento del capitale immobilizzato nel triennio in esame:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Differenza di consolidamento | 605.789 | 575.540 | 545.343 |
| Immobilizzazioni immateriali | 234.494 | 216.347 | 203.123 |
| Immobilizzazioni materiali | 370.112 | 348.788 | 344.097 |
| Immobilizzazioni finanziarie | 37.772 | 36.509 | 17.678 |
| **Capitale immobilizzato** | **1.248.167** | **1.177.184** | **1.110.241** |

Nel triennio in esame gli investimenti in immobilizzazioni hanno riguardato principalmente acquisti di *software* e stampi, nonché investimenti per adeguamenti ed implementazioni di impianti e fabbricati.

Per effetto del *mix* delle immobilizzazioni materiali del Gruppo e delle rispettive differenze nelle aliquote di ammortamento, si segnala che il maggiore ammortamento rispetto alla voce investimenti non è segnaletico di un mancato potenziamento dell'apparato produttivo. Al contrario, si segnalano incrementi netti nella voce "Attrezzature industriali e commerciali", pur caratterizzata da aliquote di ammortamento particolarmente elevate (25%). La riduzione dell'intera voce "Capitale immobilizzato" è di fatto imputabile alla categoria "Impianti e macchinari", le cui principali componenti sono costituite da presse e macchine per l'iniezione della plastica, per le quali (anche in funzione dell'evoluzione del modello di *business*) non sono necessari rilevanti investimenti addizionali.

### *Capitale circolante netto*

La seguente tabella evidenzia l'andamento del capitale circolante netto nel triennio in esame:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Crediti verso clienti | 505.166 | 557.852 | 615.735 |
| Rimanenze | 305.996 | 289.581 | 370.539 |
| Altre attività correnti | 132.196 | 105.880 | 138.741 |
| **Attività d'esercizio a breve termine** | **943.358** | **953.313** | **1.125.015** |
| Debiti verso fornitori | 291.722 | 336.938 | 357.813 |
| Altre passività correnti | 97.702 | 92.120 | 129.008 |
| **Passività d'esercizio a breve termine** | **389.424** | **429.058** | **486.821** |
| **Capitale circolante netto** | **553.934** | **524.255** | **638.194** |
| Incidenza dell'attività d'esercizio sul totale ricavi | 73,1% | 68,4% | 71,0% |
| Indice di rotazione crediti in giorni (*) | 129 | 131 | 129 |
| Indice di rotazione magazzino in giorni (*) | 130 | 122 | 136 |
| Indice di rotazione debiti in giorni (*) | 96 | 109 | 102 |
| Incidenza del capitale circolante netto sul totale ricavi | 42,9% | 37,6% | 40,2% |

(*) L'indice è stato calcolato utilizzando i dati puntuali di fine anno.

L'aumento del capitale circolante netto nel periodo 1999-2000 (+21,7%) è dovuto principalmente ad un incremento delle giacenze di magazzino (+28,0%), in particolare relative alla linea di *business* condizionamento (conseguenza diretta dello sfavorevole andamento della stagione climatica), e ad un accorciamento dei termini di pagamento (ridottisi da 109 giorni nel 1999 a 102 giorni nel 2000), controbilanciata solo in parte da un miglioramento nei giorni medi di incasso (passati da 131 nel 1999 a 129 nel 2000).

Nel periodo 1998-1999 si evidenzia una diminuzione del capitale circolante netto del 5,4%, grazie ad una riduzione delle giacenze di magazzino (–5,3%), ottenuta grazie all'ottimizzazione della gestione dello *stock* e all'allungamento dei giorni medi di pagamento (passati da 96 a 109). A questi si è aggiunta una riduzione del saldo dei crediti verso l'erario (–22.234 milioni di Lire, inclusi nelle altre attività correnti).

### *Posizione finanziaria netta*

Di seguito è riportata una sintesi delle voci che costituiscono l'indebitamento finanziario netto e dell'incidenza degli oneri finanziari sull'indebitamento finanziario netto:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| **Disponibilità liquide e altre attività finanziarie a breve termine** | **87.859** | **157.045** | **135.979** |
| Indebitamento finanziario netto a medio/lungo termine | (648.434) | (336.385) | (519.143) |
| Indebitamento finanziario netto a breve termine | (3.200) | (145.582) | (54.336) |
| Debito per acquisto partecipazioni | (504.714) | (504.714) | (504.714) |
| **Totale** | **(1.068.489)** | **(829.636)** | **(942.214)** |
| Debiti (al netto dei crediti) *Pro-Forma* | (140.336) | (137.860) | 6.900 |
| **Posizione finanziaria netta** | **(1.208.825)** | **(967.496)** | **(935.314)** |
| Incidenza degli oneri finanziari netti (*) | 5,4% | 4,5% | 5,7% |

(*) Calcolata considerando solo i proventi ed oneri di natura finanziaria ed escludendo gli utili e le perdite su cambi e su operazioni di copertura.

L'indebitamento finanziario netto *Pro-Forma* del Gruppo presenta al 31 dicembre 2000 un miglioramento pari a 32.182 milioni di Lire (–3,3%) rispetto al 1999. La struttura dell'indebitamento nel 2000 si è significativamente traslata dal breve termine verso il medio/lungo, per effetto della politica finanziaria del Gruppo, volta a dare maggiore stabilità strutturale alla raccolta di risorse finanziarie.

In particolare, nel corso del 2000, il Gruppo ha emesso (tramite la controllata De'Longhi Pinguino S.A.) un prestito obbligazionario non convertibile per 150 milioni di Euro (corrispondenti a 290.440 milioni di Lire).

Nel periodo 1998-1999, l'indebitamento finanziario netto *Pro-Forma* del Gruppo si riduce del 19,9%, in particolare grazie all'aumento del capitale sociale per 100.000 milioni di Lire (avvenuto a fine 1999), al miglioramento nella gestione del capitale circolante netto ed ad un aumentato flusso di liquidità dovuto alla gestione delle partecipazioni.

La seguente tabella evidenzia alcuni indicatori significativi relativi all'andamento patrimoniale e finanziario del Gruppo nel triennio considerato:

| | 1998 | 1999 | 2000 |
|---|---|---|---|
| Indice di indebitamento (Posizione finanziaria netta/Totale patrimonio netto) | 2,2 | 1,4 | 1,3 |
| Totale patrimonio netto/Totale mezzi di terzi e mezzi propri | 30,5% | 40,9% | 41,4% |
| Indice di liquidità (Attività correnti/Passività correnti) | 1,1 | 1,0 | 1,2 |

### *Evoluzione del* cash flow

La seguente tabella evidenzia l'andamento del *cash flow* derivante rispettivamente dalla gestione corrente, da movimenti di capitale circolante, da attività di investimento e da movimenti di patrimonio netto nel triennio in esame:

| (Milioni di Lire) | 1999 | 2000 |
|---|---|---|
| Flussi finanziari (assorbiti) dalla gestione corrente | 150.117 | 153.928 |
| Flussi finanziari (assorbiti) da movimenti di capitale circolante | 13.779 | (103.627) |
| Flussi finanziari (assorbiti) da attività di investimento | (36.561) | (38.032) |
| Flussi finanziari (assorbiti) dai movimenti di patrimonio netto | 113.994 | 19.913 |
| **Flusso finanziario netto di periodo** | **241.329** | **32.182** |

Il flusso finanziario netto di periodo mostra una contrazione dal 1999 al 2000, in seguito all'anomalo andamento delle scorte, per effetto principalmente delle cause di natura climatica descritte in precedenza.

Si evidenzia inoltre un lieve aumento del flusso di cassa della gestione corrente. Tale aumento sarebbe stato maggiore di 43.077 milioni di Lire, prima dell'effetto dei maggiori oneri finanziari e delle maggiori imposte.

### 4.4.3 Politica di gestione finanziaria, della tesoreria e del rischio di cambio

Il tasso medio applicato sui finanziamenti del Gruppo è nel 2000 pari a circa il 5,0%.

Al 31 dicembre 2000, il Gruppo disponeva di linee di credito non utilizzate per 538.100 milioni di Lire. Limitatamente alla Società, gli affidamenti concessi al 31 dicembre 2000 risultano pari a 399.000 milioni di Lire. L'utilizzo di tali affidamenti alla stessa data ammonta a 10.110 milioni di Lire.

Il Gruppo realizza circa il 22,3% del fatturato in valute non appartenenti all'area Euro (principalmente Dollari statunitensi, Sterline, Yen e Dollari canadesi).

Per gestire e limitare l'esposizione ai rischi di oscillazioni dei rapporti di cambio, il Gruppo pone in essere operazioni di copertura (in particolare vendite a termine e opzioni strutturate) i cui importi sono correlati ai flussi di cassa derivanti dalle previste transazioni di vendita in valuta estera. A questi si aggiungono strumenti derivati per la copertura del rischio di oscillazione dei tassi di interesse, per un importo nominale complessivo di circa 400 miliardi di Lire (dei quali, 290 miliardi di Lire sono in relazione all'emissione del prestito obbligazionario da parte di De'Longhi Pinguino S.A.).

Ad oggi dalla conversione a cambi attuali delle operazioni di copertura effettuate emergerebbe una differenza positiva.

## 4.5 NOTE ESPLICATIVE ALLO STATO PATRIMONIALE ED AL CONTO ECONOMICO CONSOLIDATI *PRO-FORMA* RELATIVI AGLI ESERCIZI 1998, 1999 E 2000

### 4.5.1 Struttura del Gruppo

Il Bilancio Consolidato del Gruppo include il bilancio della capogruppo De'Longhi S.p.A. e quelli delle società nelle quali la Società detiene, direttamente o indirettamente, la maggioranza dei diritti di voto.

Le società consolidate con il metodo integrale al 31 dicembre 2000 sono le seguenti:

| Denominazione | Sede | | Capitale sociale | Quota posseduta |
|---|---|---|---|---|
| ARIAGEL S.p.A. | Candiolo (TO) | Lire | 1.500.000.000 | 80% |
| LA SUPERCALOR S.p.A. | Seregno (MI) | Lire | 1.000.000.000 | 95% |
| SIMAC-VETRELLA S.p.A. | Cazzago di Pianiga (VE) | Lire | 3.000.000.000 | 100% |
| EFFEPLAST S.p.A. | Gorgo al Mont. (TV) | Lire | 700.000.000 | 100% |
| DE'LONGHI PINGUINO S.A. | Lussemburgo (L) | EUR | 26.500.000 | 100% |
| DL RADIATORS S.p.A. | Treviso | EUR | 6.000.000 | 100% |
| DE'LONGHI AMERICA Inc. | Saddle Brook (U.S.A.) | USD | 9.100.000 | 100% |
| DE'LONGHI Ltd | Wellingborough (G.B.) | GBP | 4.000.000 | 100% |
| DE'LONGHI FRANCE S.a.r.l. | Asnieres Cedex (F) | FF | 18.000.000 | 100% |
| DE'LONGHI NEDERLAND B.V. | DB Leiden (NL) | NLG | 500.000 | 100% |
| DE'LONGHI CANADA Inc. | Mississauga (CAN) | CAD | 1 | 100% |
| E-SERVICES S.r.l. | Treviso | EUR | 50.000 | 51% |
| DE'LONGHI JAPAN Corp. | Tokyo (JAP) | JPY | 50.000.000 | 100% |
| DE'LONGHI DEUTSCHLAND GmbH | Mainhausent (D) | DM | 4.000.000 | 100% |
| RADEL S.p.A. | Moimacco (UD) | Lire | 10.000.000.000 | 98% |
| DE'LONGHI CLIMA POLSKA Sp.zo.o | Varsavia (P) | PLZ | 4.000 | 100% |
| VES HEIZTECHNIK VERTRIEB GmbH | Norimberga | DM | 50.000 | 100% |
| DE'LONGHI DIVISIONE CUCINE S.p.A. | Treviso | Lire | 29.706.000.000 | 99% |
| ELBA S.p.A. | Treviso | Lire | 900.000.000 | 100% |
| SILE CORPI SCALDANTI S.r.l. | Fossalta di Piave (VE) | Lire | 180.000.000 | 92% |
| CLIMAVENETA S.p.A. | Bassano del Grappa (VI) | Lire | 3.110.000.000 | 90% |
| ERGOKLIMA S.p.A. | Pieve d'Alpago (BL) | EUR | 520.000 | 100% |
| CLIMAVENETA GmbH | Norderstedt (D) | DM | 600.000 | 70% |
| MICROMAX S.p.A. | Pieve d'Alpago (BL) | EUR | 969.000 | 100% |

Le società controllate escluse dall'area di consolidamento e le collegate di cui la Società detiene una percentuale del capitale compresa tra il 20% e il 50% sono valutate con il metodo del patrimonio netto.

Al 31 dicembre 2000 tali partecipazioni risultano le seguenti.

| Denominazione | Sede | | Capitale sociale | Quota posseduta |
|---|---|---|---|---|
| Clim.re S.A. (*) | Lussemburgo | Flux | 50.000.000 | 100% |
| Omas S.r.l. | S. Vittorio (RE) | milioni di Lire | 700 | 40% |
| Effegici S.r.l. | Gorgo al Monticano (TV) | milioni di Lire | 470 | 25% |
| Liguria Vita S.p.A. | Treviso | milioni di Lire | 12.000 | 30% |
| Emer S.p.A. | Pavia | milioni di Lire | 300 | 40% |

(*) Impresa controllata non inclusa nell'area di consolidamento in quanto fornisce limitati servizi assicurativi per conto delle *società del Gruppo, attività considerata eterogenea rispetto a quella del Gruppo.*

### 4.5.2 Criteri e tecniche di consolidamento

Nella redazione dei Bilanci Consolidati *Pro-Forma* del Gruppo si è tenuto conto, oltre che delle ipotesi di base descritte in precedenza, dei criteri di consolidamento già utilizzati per il Bilancio Consolidato De'Longhi S.p.A., riportati qui di seguito:

- il consolidamento dei dati è effettuato secondo il metodo dell'integrazione globale, eliminando il valore di carico delle partecipazioni consolidate a fronte delle corrispondenti quote di patrimonio netto;
- la differenza eventualmente emergente, nell'esercizio in cui una società è inclusa per la prima volta nel Bilancio Consolidato è attribuita:
- se positiva, ove possibile, agli elementi dell'attivo e del passivo delle società incluse nel consolidamento. L'eventuale residuo è iscritto nella voce "Differenza di Consolidamento";
- se negativa è iscritta in una voce del patrimonio netto "Riserva di consolidamento";
- la differenza positiva è ammortizzata in funzione della stimata vita utile;
- le quote di patrimonio netto e di risultato netto di competenza di azionisti terzi sono esposte separatamente in apposite voci del patrimonio netto consolidato denominate rispettivamente "Capitale e Riserve di pertinenza di Terzi" e "Utile dell'Esercizio di pertinenza di Terzi";
- le partite di debito e di credito, dei costi e ricavi e di tutte le operazioni intercorse tra le società comprese nell'area di consolidamento, inclusi i dividendi distribuiti tra le società del Gruppo sono eliminati. Vengono inoltre eliminati gli utili non realizzati e le plusvalenze e minusvalenze derivanti da operazioni fra società del Gruppo;
- nel Bilancio Consolidato sono altresì eliminati gli effetti degli accantonamenti e delle rettifiche di valore operati dalle singole società incluse nell'area di consolidamento per conseguire i benefici fiscali ammessi dalle leggi vigenti, considerati i relativi effetti fiscali ove applicabili.

### 4.5.3 Criteri e cambi applicati nella conversione in Lire dei bilanci espressi in moneta estera

La conversione in Lire italiane dei bilanci delle società estere è effettuata nel seguente modo:

- per le attività e le passività, vengono utilizzati i cambi correnti alla chiusura dell'esercizio, che per le valute dei Paesi aderenti all'UE sono rappresentati dai tassi di cambio irrevocabili definiti dalla Commissione Europea il 31 dicembre 1998;
- per le voci del conto economico vengono utilizzati i cambi medi dell'anno;
- per le singole voci del patrimonio netto vengono utilizzati tassi di cambio storici.

Le differenze di cambio relative all'applicazione di tale metodo vengono contabilizzate direttamente in una specifica voce del patrimonio netto consolidato alla voce "Riserva da differenza di conversione".

### 4.5.4 Criteri di valutazione applicati nella redazione del bilancio consolidato

I criteri di valutazione più significativi applicati nella redazione del Bilancio Consolidato al 31 dicembre 2000, in ottemperanza a quanto previsto dall'articolo 2426 del cod. civ., richiamato dall'art. 35 del D.Lgs. 127/91 sono i seguenti:

#### *a. Immobilizzazioni immateriali*

Le immobilizzazioni immateriali sono iscritte al costo di acquisto inclusivo degli oneri accessori e sono ammortizzate sistematicamente in relazione alla loro residua possibilità di utilizzo.

L'eventuale attribuzione di plusvalori derivanti da acquisizioni di partecipazioni e altre operazioni societarie è effettuata sulla base di perizie predisposte da esperti indipendenti. Qualora emerga, indipendentemente dall'ammortamento già contabilizzato, una perdita durevole di valore, l'immobilizzazione viene corrispondentemente svalutata; se in esercizi successivi vengono meno i presupposti della svalutazione, viene ripristinato il valore originario.

La voce costi di impianto e di ampliamento, che include le spese di costituzione e per aumenti di capitale, è ammortizzata in un periodo di cinque anni.

Le spese di ricerca e sviluppo sono capitalizzate se relative alla realizzazione di specifici prodotti chiaramente definiti per i quali è ragionevolmente dimostrata la fattibilità tecnica degli stessi e l'esistenza di un futuro mercato. Il valore di iscrizione viene sistematicamente ammortizzato in un periodo di cinque anni.

Le concessioni, marchi e diritti simili sono ammortizzati in relazione alla loro residua possibilità di utilizzo, stimata in un periodo di venti anni per i marchi e di quattro anni per i diritti di utilizzo delle opere di ingegno, e di dieci anni per i brevetti.

Le differenze di consolidamento sono ammortizzate sistematicamente in un periodo di dieci anni in alcuni casi e in altri di venti anni, in funzione della ragionevole utilità futura ed in base alle prospettive di Gruppo di impiego economico stimate con riferimento alle caratteristiche del settore in cui operano le partecipate.

L'iscrizione dei valori è avvenuta, ove prevista, con il consenso del Collegio Sindacale.

#### *b. Immobilizzazioni materiali*

Le Immobilizzazioni materiali sono iscritte al costo di acquisto o di produzione, comprensivo degli oneri accessori di diretta imputazione, aumentato per alcune categorie di beni delle rivalutazioni monetarie effettuate ai sensi delle Leggi n. 576/75, n. 72/83 e n. 413/91 (e di allocazioni di valore emerse in sede di fusione e di consolidamento). Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni.

Le immobilizzazioni materiali sono iscritte al netto degli ammortamenti che sono calcolati sistematicamente in ogni esercizio in relazione alla residua possibilità di utilizzazione dei beni. Le immobilizzazioni entrate in funzione durante l'esercizio sono ammortizzate con l'aliquota ridotta della metà per tenere conto del minor utilizzo.

Le aliquote applicate sono state le seguenti:

| | |
|---|---|
| Fabbricati industriali | 3% |
| Costruzioni leggere | 10% |
| Impianti generici/specifici | 10-15,5% |
| Forni | 15% |
| Attrezzatura varia | 25% |
| Impianti di depurazione | 15% |
| Mobili e macchine ufficio | 12% |
| Macchine elettromeccaniche | 20% |
| Laboratorio chimico | 25% |
| Discariche | 15% |
| Autoveicoli da trasporto | 20% |
| Autovetture | 25% |

I costi di manutenzione ordinaria sono addebitati integralmente a conto economico; quelli aventi natura incrementativa della vita utile dei beni cui si riferiscono sono attribuiti ai cespiti stessi e ammortizzati in relazione alle residue possibilità di utilizzo.

I beni di investimento acquistati mediante contratti di *leasing* finanziario sono contabilizzati secondo quanto previsto dal Principio Contabile Internazionale di riferimento (IAS n. 17), che prevede l'iscrizione tra le immobilizzazioni del valore normale del bene, ammortizzato in base alle aliquote applicabili ai rispettivi beni con contestuale rilevazione tra le passività del corrispondente debito finanziario verso le società locatrici. A Conto Economico vengono contabilizzate le quote di ammortamento sui beni e gli interessi di competenza.

### c. *Immobilizzazioni finanziarie*

Le partecipazioni in società collegate e controllate escluse dall'area di consolidamento sono valutate con il metodo del patrimonio netto, mentre le partecipazioni in altre società sono valutate con il metodo del costo di acquisto, rettificato nei casi in cui le partecipate abbiano subito perdite di valore ritenute durevoli; il valore originario è ripristinato negli esercizi successivi ove vengano meno i motivi della svalutazione effettuata. I crediti finanziari sono iscritti al loro valore di presumibile realizzo.

Gli altri titoli immobilizzati sono iscritti al costo svalutato in presenza di perdite durevoli di valore.

### d. *Rimanenze di magazzino*

Le rimanenze sono valutate al minore tra il costo di acquisto o produzione ed il valore di realizzo desunto dall'andamento di mercato, applicando il criterio del costo medio ponderato. Il costo di produzione è stato utilizzato per i prodotti finiti e semilavorati; nella valutazione dei prodotti in corso di lavorazione si è tenuto conto del costo di produzione in funzione delle effettive fasi di lavorazione raggiunte a fine esercizio. Le rimanenze obsolete

o a lento rigiro sono svalutate in relazione alla loro presunta possibilità di utilizzo futuro, mediante l'iscrizione di un apposito fondo rettificativo del valore delle rimanenze.

### e. *Crediti e debiti*

I crediti sono ridotti al presunto valore di realizzo mediante lo stanziamento di congrui fondi di svalutazione, determinati adottando criteri di prudenza.

I debiti sono valutati al valore nominale.

### f. *Attività finanziarie che non costituiscono immobilizzazioni*

Il valore di iscrizione dei titoli è determinato sulla base del costo di acquisto ovvero al valore di realizzazione desumibile dall'andamento del mercato, se minore. Se negli esercizi successivi vengono meno le motivazioni della svalutazione, il costo originario viene ripristinato.

### g. *Ratei e risconti*

Sono iscritti in tale voce quote di costi e proventi comuni a due o più esercizi, la cui entità varia in ragione del tempo, in applicazione del principio della competenza economica e temporale.

### h. *Disponibilità liquide*

Sono valutate al valore nominale.

### i. *Fondi per rischi e oneri*

Sono stanziati in bilancio fondi specifici al fine di coprire oneri di natura determinata, di esistenza certa o probabile, dei quali alla chiusura dell'esercizio non sono determinabili l'ammontare o la data di sopravvenienza; gli stanziamenti riflettono la migliore stima possibile sulla base delle informazioni disponibili.

### l. *Trattamento di fine rapporto*

Il fondo trattamento fine rapporto è accantonato in conformità alle leggi ed ai contratti di lavoro in vigore e riflette la passività maturata nei confronti di tutti i dipendenti alla data di bilancio.

### m. *Costi e ricavi*

Sono iscritti in bilancio secondo il principio della prudenza e della competenza economica.

I ricavi sono indicati al netto dei resi, degli sconti, degli abbuoni e dei premi, nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. I ricavi per la vendita dei prodotti sono riconosciuti al momento del passaggio di proprietà che, generalmente, coincide con la spedizione dei beni.

I costi sono imputati al bilancio secondo criteri analoghi a quelli di riconoscimento dei ricavi.

### *n.* *Differenze cambio originate da operazioni in valuta estera e criteri di conversione delle poste in valuta*

Le operazioni effettuate in valuta estera vengono contabilizzate ai cambi contabili del momento in cui vengono poste in essere e le differenze cambio originatesi nel periodo vengono imputate al Conto Economico tra gli oneri e proventi finanziari.

I debiti e crediti in essere alla chiusura dell'esercizio ed i contratti derivati di copertura sono adeguati ai cambi in vigore alla data di bilancio solo se dall'adeguamento complessivo scaturisce una perdita, mediante l'accantonamento al fondo rischi cambi così come consentito dalle norme di legge.

### *o.* *Strumenti finanziari*

Gli strumenti finanziari utilizzati per operazioni di copertura del rischio di cambio sono valutati in modo coerente con le attività e passività coperte. In particolare, relativamente alle operazioni di copertura delle attività e passività non denominate in Lire, gli oneri e proventi, nonché gli eventuali effetti, corrispondenti alla differenza tra il valore contrattuale originario ed il valore a termine sono rilevati per competenza.

### *p.* *Imposte sul reddito*

Sono determinate in relazione al reddito imponibile ed in conformità alle disposizioni vigenti nei singoli paesi. È inoltre contabilizzato il saldo netto tra le imposte anticipate e differite sulla base di quanto previsto dal documento n. 25 emesso dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri in materia di trattamento contabile delle imposte sui redditi; sono state quindi stanziate le imposte anticipate (differite) secondo il metodo della passività fiscale per recepire gli effetti fiscali su alcune rettifiche di consolidamento e su tutte le differenze temporanee emergenti fra i valori contabili dell'attivo e del passivo ed i corrispondenti valori fiscali, applicando l'aliquota fiscale attualmente vigente. Il beneficio delle perdite fiscali riportabili a nuovo è contabilizzato nei limiti in cui si ritenga probabile conseguire in futuro imponibili fiscali sufficienti ad assorbire le perdite riportabili durante il periodo nel quale le stesse sono deducibili secondo la normativa tributaria vigente.

Sono stanziate le imposte differite sugli utili indivisi delle società controllate qualora sia probabile la loro distribuzione e qualora le partecipazioni non siano mantenute in via permanente.

### *q.* *Conti d'ordine*

Gli impegni e le garanzie sono indicati nei conti d'ordine al loro valore contrattuale.

## 4.6 Analisi della composizione delle principali voci contenute nello Stato Patrimoniale e nel Conto Economico consolidati *pro-forma* relativi agli ultimi esercizi

### 4.6.1 Stato Patrimoniale

***Crediti verso soci***

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Crediti verso soci | 9.100 | 25.000 | – |
| **Totale crediti verso soci** | **9.100** | **25.000** | **–** |

La voce "Crediti verso soci" al 31 dicembre 1998, pari a 9.100 milioni di Lire, è costituita dai residui decimi relativi all'aumento del capitale sociale di De'Longhi S.p.A., deliberato dall'Assemblea Straordinaria dei soci tenutasi in data 17 luglio 1997. Con tale delibera si era portato il capitale sociale della stessa a 300.000 milioni di Lire.

La voce "Crediti verso soci" al 31 dicembre 1999, pari a 25.000 milioni di Lire è costituita dai residui decimi relativi al nuovo aumento del capitale sociale di De'Longhi S.p.A., deliberato dall'Assemblea Straordinaria dei soci tenutasi in data 27 dicembre 1999, con la quale si era nuovamente aumentato lo stesso fino a 400.000 milioni di Lire.

Nel 2000, tale credito è stato interamente incassato.

***Capitale immobilizzato***

***Immobilizzazioni immateriali***

Il prospetto riepilogativo delle immobilizzazioni immateriali è il seguente:

| (Milioni di Lire) | Costi di impianto e ampliamento | Costi di ricerca e sviluppo | Diritti di brevetto | Concessioni, licenze, marchi e diritti simili | Altre | Totale altre imm. immateriali | Differenza di cons.nto |
|---|---|---|---|---|---|---|---|
| **Saldo 31 dicembre 1998** | **575** | **2.051** | **7.801** | **221.362** | **2.705** | **234.494** | **605.789** |
| Acquisizioni | 26 | – | 1.296 | – | 793 | 2.115 | – |
| Alienazioni e dismissioni | – | – | (490) | – | (7) | (497) | – |
| Ammortamento | (235) | (853) | (2.997) | (14.770) | (908) | (19.763) | (30.311) |
| Altre variaz. e diff. di conversione | (1) | (205) | 1.414 | (1.078) | (132) | (2) | 62 |
| **Saldo 31 dicembre 1999** | **365** | **993** | **7.024** | **205.514** | **2.451** | **216.347** | **575.540** |
| Acquisizioni | 493 | 254 | 2.616 | – | 3.511 | 6.874 | – |
| Alienazioni e dismissioni | – | – | – | (9) | (703) | (712) | – |
| Ammortamento | (220) | (569) | (2.990) | (14.571) | (1.327) | (19.677) | (30.252) |
| Altre variaz. e diff. di conversione | – | 20 | 9 | 140 | 122 | 291 | 55 |
| **Saldo 31 dicembre 2000** | **638** | **698** | **6.659** | **191.074** | **4.054** | **203.123** | **545.343** |

La voce "Costi di impianto ed ampliamento" include spese ed onorari straordinari sostenuti in relazione alla costituzione delle società. La voce "Costi di ricerca, sviluppo e

pubblicità" è costituita dalle spese considerate di utilità pluriennale relative allo sviluppo di progetti per prototipi e nuovi prodotti.

La voce "Diritti di brevetto industriale e di utilizzo delle opere dell'ingegno" è composta principalmente da licenze d'uso e *software* per l'implementazione del sistema informativo aziendale SAP e dal costo sostenuto per il deposito di brevetti industriali.

Gli incrementi registrati nel corso dell'esercizio 2000 sono principalmente dovuti allo sviluppo interno di nuovi *software* applicativi aziendali.

La voce "Concessioni, licenze, marchi e diritti simili" si riferisce soprattutto a marchi iscritti in bilancio in precedenti esercizi in seguito all'allocazione del disavanzo derivante dalla fusione per incorporazione avvenuta nel corso del 1995 tra l'incorporante De'Longhi S.p.A. ed altre società; tali marchi sono relativi soprattutto al marchio aziendale "De'Longhi" e ad altri marchi del gruppo ("Pinguino", "Sfornatutto", "Friggimeglio", ecc.).

In sede di predisposizione del bilancio civilistico della Società al 31 dicembre 2000 si è provveduto al "riallineamento" del valore fiscale di tali marchi al maggior valore civilistico, come consentito dal collegato fiscale alla Legge Finanziaria del 2000 (L. 21 nov. 2000 n. 342). Questo ha comportato l'assoggettamento dei maggiori valori dei marchi per 190.700 milioni di Lire ad imposta sostitutiva nella misura del 19%, contabilizzata in diminuzione della voce di patrimonio netto "Riserve straordinarie".

La voce "Differenza di consolidamento" nasce dal confronto tra il valore di carico e il patrimonio netto di:

- società già presenti nell'area di consolidamento negli esercizi precedenti;
- società acquisite dall'Emittente nel corso dell'esercizio 2000 ed entrate così nel perimetro di consolidamento per il bilancio *Pro-Forma*.

L'importo della differenza di consolidamento relativa a tali partecipazioni consolidate è il seguente:

| | (Miliardi di Lire) |
|---|---|
| **Differenza di consolidamento** | |
| *Società acquisite direttamente:* | |
| Climaveneta S.p.A. | 265,2 |
| Ergoklima S.p.A. (30%) | 36,1 |
| Micromax S.p.A. | 11 |
| DL Radiators S.p.A. | 88,3 |
| Divisione Cucine S.p.A. | 42,2 |
| **Totale** | **442,8** |
| Sile Corpi Scaldanti S.r.l. | 3,3 |
| *Società controllate indirettamente:* | |
| Elba S.p.A. | 35,2 |
| Radel S.p.A. | 99,3 |
| Ergoklima S.p.A. (70%) | (41,7) |
| Climaveneta GmbH | 0,7 |
| Altre rettifiche di consolidamento | (3,0) |
| **Totale differenza di consolidamento relativa alle società acquisite nel corso del 2000** | **536,6** |
| Differenza di consolidamento di anni precedenti | 8,7 |
| **Totale differenza di consolidamento** | **545,3** |

La voce "Differenza di consolidamento" si è movimentata negli esercizi 1998 e 1999 per gli ammortamenti effettuati in modo che il valore lordo al 31 dicembre 2000 risulti pari al valore reale della differenza derivante dal confronto tra i valori di carico ed i patrimoni netti contabili al 31 dicembre 2000 delle società consolidate.

La differenza di consolidamento relativa alle società acquisite nel corso del 2000, dettagliate nella precedente tabella, è stata ammortizzata in un periodo pari a venti anni. La differenza tra il valore di carico ed il patrimonio netto di tali società è stata infatti allocata temporaneamente alla voce "Differenza di consolidamento" in attesa di un'allocazione definitiva alle singole voci dell'attivo e del passivo sulla base di perizie che saranno predisposte da esperti indipendenti.

Si è ritenuto ragionevole nel Bilancio Consolidato *Pro-Forma* ammortizzare tale voce in un periodo di venti anni in quanto rappresentativo della vita utile futura delle voci dell'attivo alle quali sarà attribuita tale differenza (es. marchi e fabbricati).

La differenza di consolidamento relativa agli esercizi precedenti si riferisce principalmente alle acquisizioni, effettuate in anni antecedenti, delle seguenti società Simac-Vetrella S.p.A., Ariagel S.p.A., La Supercalor S.p.A., De'Longhi Nederland B.V., Effeplast S.p.A. Tale differenza di consolidamento, rappresentante l'avviamento, è stata ammortizzata in un periodo di 10 anni, in funzione della ragionevole utilità futura stimata in sede di acquisizione.

La voce "Altre immobilizzazioni" include spese di natura pluriennale sostenute per migliorie su beni di terzi e in *leasing*, ammontanti per l'esercizio 2000 a 1.689 milioni di Lire.

## *Immobilizzazioni materiali nette*

Il prospetto riepilogativo delle immobilizzazioni materiali è il seguente:

| (Milioni di Lire) | Terreni e fabbricati | Impianti e macchinari | Attrezzature industriali e commerciali | Altri beni | Imm. in corso | Totali |
|---|---|---|---|---|---|---|
| **Saldo 31 dicembre 1998** | **182.389** | **142.683** | **33.545** | **10.783** | **712** | **370.112** |
| Acquisizioni | 841 | 10.274 | 20.217 | 4.816 | 1.111 | 37.259 |
| Alienazioni e dismissioni | (16) | (244) | (1.053) | (723) | – | (2.036) |
| Ammortamento | (7.075) | (29.384) | (16.896) | (3.966) | – | (57.321) |
| Altre variaz. e diff. di conversione | 317 | 516 | 174 | 323 | (556) | 774 |
| **Saldo 31 dicembre 1999** | **176.456** | **123.845** | **35.987** | **11.233** | **1.267** | **348.788** |
| Acquisizioni | 7.340 | 16.083 | 22.367 | 4.525 | 2.081 | 52.396 |
| Alienazioni e dismissioni | (488) | (1.277) | (732) | (897) | (106) | (3.500) |
| Ammortamento | (7.179) | (26.127) | (17.663) | (4.384) | – | (55.353) |
| Altre variaz. e diff. di conversione | 258 | 1.219 | 258 | 825 | (794) | 1.766 |
| **Saldo al 31 dicembre 2000** | **176.387** | **113.743** | **40.217** | **11.302** | **2.448** | **344.097** |

La voce più significativa è rappresentata dai terreni e fabbricati, nei quali sono ricompresi gli immobili di proprietà del Gruppo adibiti a sedi produttive ed amministrative. Tale voce, unitamente agli impianti e macchinari, è stata in parte incrementata in esercizi precedenti in seguito alla già menzionata fusione intervenuta nel corso del 1995 con contestuale allocazione del disavanzo di fusione secondo perizie di stima predisposte da esperti indipendenti.

Con riferimento alla voce "Impianti e macchinari", l'incremento di 10.274 milioni di Lire relativo all'esercizio chiuso al 31 dicembre 1999, rispetto all'esercizio 1998, è dovuto principalmente all'acquisto di impianti generici (presse ed impianti di saldatura). Nel corso dell'esercizio 2000 il Gruppo ha effettuato ulteriori 16.655 milioni di Lire di investimenti sempre riferiti ad impianti generici. Al 31 dicembre 2000, la voce "Impianti e macchinari" include beni in *leasing*, contabilizzati in base a quanto previsto dallo IAS 17, per un valore di 16.215 milioni di Lire. Come contropartita nella posizione finanziaria netta la Società ha iscritto il debito finanziario relativo al *leasing* suddetto.

In sede di predisposizione del bilancio civilistico della Società al 31 dicembre 2000 si è provveduto al "riallineamento" del valore fiscale delle categorie grandi impianti e impianti generici/specifici al maggior valore civilistico come consentito dal collegato fiscale alla Legge Finanziaria del 2000 (L. 21 nov. 2000 n. 342). Questo ha comportato l'assoggettamento dei maggiori valori di tali categorie, rispettivamente per 15.900 milioni di Lire e 25.400 milioni di Lire, ad imposta sostitutiva nella misura del 19%, contabilizzata in diminuzione della voce di patrimonio netto "Riserve straordinarie".

Con riferimento alla voce "Attrezzature industriali e commerciali" gli investimenti effettuati dal Gruppo nel corso del 1999 e del 2000 si riferiscono principalmente all'acquisto ed alla costruzione interna di attrezzature e stampi utilizzati per la produzione.

La voce "Altri beni" si riferisce a mobili e macchine d'ufficio, mezzi di trasporto interno ed industriale, autovetture ed immobilizzazioni in corso e acconti. Il saldo della voce per l'esercizio 2000 si riferisce principalmente a mobili e macchine d'ufficio (per 2.645 milioni di Lire), mezzi di trasporto interno ed industriale (per 828 milioni di Lire) ed ad immobilizzazioni in corso e acconti (per 820 milioni di Lire).

### *Immobilizzazioni finanziarie*

Il prospetto riepilogativo delle partecipazioni non consolidate è il seguente:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| **a) Imprese controllate:** | | | |
| Clim.Re S.A. | 2.409 | 2.409 | 2.409 |
| **Totale imprese controllate** | **2.409** | **2.409** | **2.409** |
| **b) Imprese collegate:** | | | |
| Omas S.r.l. | 2.039 | 1.842 | 2.027 |
| Effegici S.r.l. | 159 | 139 | 144 |
| Liguria Vita S.p.A. | 3.616 | 3.457 | 3.457 |
| Emer S.p.A. | 6.304 | 6.139 | 6.000 |
| **Totale imprese collegate** | **12.118** | **11.577** | **11.628** |
| **c) Altre imprese:** | | | |
| S.P. Tasoglou | 528 | 330 | 275 |
| Altre imprese | 160 | 166 | 44 |
| **Totale altre imprese** | **688** | **496** | **319** |
| **Totale** | **15.215** | **14.482** | **14.356** |

### *Altre attività immobilizzate*

Il saldo si compone come segue:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Crediti verso imprese collegate | 659 | – | – |
| Crediti verso altri | 21.898 | 22.027 | 3.322 |
| **Totale** | **22.557** | **22.027** | **3.322** |

La voce "Crediti verso imprese collegate" si riferisce al credito verso la società Italia Distribuidora de Electrodomesticos Ltda; nel corso dell'esercizio 1999 tale credito è stato integralmente svalutato.

La voce "Crediti verso altri", con riferimento agli esercizi al 31 dicembre 1998 e 1999, era costituita principalmente dal credito esistente verso l'erario per imposte chieste a rimborso per 18.241 milioni di Lire; la voce comprende inoltre l'anticipo d'imposta sul Trattamento di fine rapporto rispettivamente di 2.854 milioni di Lire e 2.680 milioni di Lire. Nel corso dell'esercizio al 31 dicembre 2000 il credito verso l'Erario è stato integralmente incassato.

La voce al 31 dicembre 2000 comprende l'anticipo d'imposta sul Trattamento di fine rapporto per 1.864 milioni di Lire e depositi cauzionali per 1.415 milioni di Lire.

## ***Attivo circolante***

### *Crediti v/clienti*

Il dettaglio dei crediti commerciali e del relativo fondo svalutazione è il seguente:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Crediti verso clienti | 525.193 | 583.313 | 627.163 |
| Fondo svalutazione crediti | (20.027) | (25.461) | (11.428) |
| **Totale crediti verso clienti** | **505.166** | **557.852** | **615.735** |

L'aumento dei crediti verso clienti negli esercizi 1999 e 2000 è percentualmente inferiore rispetto alla crescita dei ricavi del Gruppo.

Il fondo svalutazione crediti si è ridotto principalmente a fronte dell'accertamento definitivo dell'insussistenza di crediti relativi ad esercizi precedenti. Il *management* ritiene che l'entità del fondo al 31 dicembre 2000 risulti congrua non soltanto rispetto a posizioni specifiche, ma anche con riferimento all'ammontare complessivo delle partite correnti in essere.

Nel corso del 2000, a fronte di perdite su crediti divenute certe, vi è stato un utilizzo del fondo per 21.978 milioni di Lire.

### *Rimanenze finali*

Le rimanenze sono così composte:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Materie prime, sussidiarie e di consumo | 106.487 | 104.127 | 131.009 |
| Prodotti in corso di lavorazione e semilavorati | 29.137 | 34.554 | 41.234 |
| Prodotti finiti | 170.372 | 150.900 | 198.296 |
| **Totale** | **305.996** | **289.581** | **370.539** |

Le rimanenze di magazzino sono esposte al netto del fondo svalutazione magazzino relativo ad articoli che presentano bassa rotazione.

L'incremento del valore delle rimanenze al 31 dicembre 2000 è conseguenza diretta, oltre che dell'aumento del fatturato dell'esercizio, dello sfavorevole andamento della stagione climatica estiva per i prodotti della linea di *business* del condizionamento e trattamento dell'aria, nei principali mercati, che ha comportato un incremento delle vendite inferiore alle attese.

### *Altre attività correnti*

Le altre attività correnti risultano così composte:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Crediti verso imprese collegate | 6.177 | 1.925 | 2.529 |
| Crediti verso imprese controllate | – | 2.059 | – |
| Crediti verso altri | 120.892 | 97.024 | 112.575 |
| – verso erario per IVA | *16.852* | *21.055* | *51.034* |
| – verso erario | *48.702* | *26.468* | *6.063* |
| – crediti diversi | *55.338* | *49.501* | *55.478* |
| **Totale** | **127.069** | **101.008** | **115.104** |
| Ratei e risconti attivi | 5.127 | 4.872 | 23.637 |
| **Totale altre attività correnti** | **132.196** | **105.880** | **138.741** |

La voce "Crediti verso imprese collegate" contiene in particolare per l'esercizio 1998 il credito verso Italia Distribuidora de Electrodomesticos Ltda per 4.718 milioni di Lire e Omas S.r.l. per 1.454 milioni di Lire che derivano da rapporti di natura commerciale.

Il saldo verso la collegata Omas S.r.l. risulta di 1.925 milioni di Lire al 31 dicembre 1999 e di 2.529 milioni di Lire al 31 dicembre 2000.

La voce "Crediti verso imprese controllate" include nell'esercizio 1999 il credito verso Italia Distribuidora de Eletrodomesticos Ltda per 2.059 milioni di Lire. Tale società è stata ceduta a terzi nel corso dell'esercizio 2000; di conseguenza il credito residuo al 31 dicembre 2000 è stato classificato nella voce "Crediti verso terzi".

I "Crediti verso altri" sono costituiti principalmente da crediti verso l'Erario per anticipi e crediti d'imposta (48.702 milioni di Lire al 31 dicembre 1998 che si sono poi ridotti negli esercizi successivi) e da crediti per IVA.

L'incremento del credito per IVA riferito all'esercizio 2000 è riferibile in particolare alle maggiori vendite all'esportazione da parte di alcune società del Gruppo, che non hanno po-

tuto avvalersi totalmente della possibilità di acquistare beni e servizi in regime di non imponibilità, come previsto dalla normativa vigente.

Il dettaglio dei crediti diversi è il seguente:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Crediti per imposte anticipate | 37.430 | 34.638 | 34.745 |
| Crediti per ricavi da realizzare di competenza dell'esercizio | 4.476 | 5.986 | 2.626 |
| Anticipi a fornitori | 3.811 | 3.995 | 3.443 |
| Altri crediti | 9.621 | 4.882 | 14.664 |
| **Totale crediti diversi** | **55.338** | **49.501** | **55.478** |

La voce "Credito per imposte anticipate" si riferisce all'iscrizione delle imposte anticipate calcolate sulle differenze temporanee emergenti tra i valori dell'attivo e del passivo ed i corrispondenti valori fiscali, nonché derivanti da perdite riportabili ai fini fiscali. L'ammontare di tale credito è pari a 37.430 milioni di Lire al 31 dicembre 1998, 34.638 milioni di Lire al 31 dicembre 1999 e 34.745 milioni di Lire al 31 dicembre 2000. Il saldo a credito al 31 dicembre 2000 è composto da "differenze temporanee" per un importo pari a 18.813 milioni di Lire e da "rettifiche di consolidamento" per un importo pari a 15.932 milioni di Lire.

La voce "Crediti per ricavi da realizzare di competenza dell'esercizio" è costituita da ricavi per i quali non sono ancora stati emessi o ricevuti i relativi documenti contabili.

La voce "Anticipi a fornitori" comprende gli anticipi corrisposti a fornitori, in base ad accordi contrattuali, in particolare per l'acquisto di materiali di produzione.

Nella voce "Altri crediti" sono ricompresi al 31 dicembre 2000 il credito verso Cogef S.p.A. in liquidazione, per un valore netto di 6.700 milioni di Lire (tale credito, riferito agli esercizi 1998 e 1999, era pari a 2.830 milioni di Lire e 3.348 milioni di Lire). Tale credito è stato ceduto a terzi *pro soluto*, nel corso del 2001, per un corrispondente valore di 6.700 milioni di Lire. La voce comprende inoltre il credito nei confronti dell'Amministrazione Finanziaria per imposte richieste a rimborso per 3.240 milioni di Lire.

La voce "Ratei e risconti attivi" si riferisce in particolare alla quota dell'esercizio degli interessi su operazioni di copertura e, in misura minore, a risconti per costi di pubblicità ed altri oneri. L'incremento significativo relativo all'esercizio al 31 dicembre 2000 è riconducibile alle operazioni a termine per 17.263 milioni di Lire, a cui si aggiungono risconti per costi di pubblicità e altri oneri per 3.015 milioni di Lire.

## <u>*Passività*</u>

### *Debiti verso fornitori*

Il saldo dei debiti verso fornitori di ciascun esercizio è composto interamente da posizioni scadenti entro 12 mesi. La natura di tali debiti è principalmente riferita ad acquisti di materie prime, componenti e prodotti finiti, ed in misura minore da prestazione di servizi professionali e di consulenza.

L'andamento della voce è imputabile soprattutto alla crescita dell'attività produttiva per effetto dei maggiori volumi acquistati.

### *Altre passività correnti*

Il prospetto riepilogativo degli altri debiti a breve è il seguente:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Acconti da clienti | 7.610 | 5.505 | 5.453 |
| Debiti tributari | 47.052 | 35.098 | 44.923 |
| Debiti verso istituti di previdenza sociale | 8.901 | 10.011 | 9.887 |
| Altri debiti | 29.081 | 34.601 | 37.983 |
| Debiti verso imprese controllate non consolidate | – | – | 2.704 |
| Debiti verso imprese collegate | 837 | 276 | 1.369 |
| **Totale** | **93.481** | **85.491** | **102.319** |
| Ratei e risconti passivi | 4.221 | 6.629 | 26.689 |
| **Totale altre passività correnti** | **97.702** | **92.120** | **129.008** |

In ciascuno degli esercizi considerati, il saldo dei "Debiti tributari" è composto principalmente dai debiti per imposte correnti e dalle ritenute operate in qualità di sostituto d'imposta. Il saldo dell'esercizio chiuso al 31 dicembre 2000 comprende inoltre la quota scadente entro l'esercizio 2001 del debito per imposta sostitutiva (pari a 14.695 milioni di Lire) relativa al riallineamento dei valori fiscali (operazione precedentemente descritta).

La composizione degli "Altri debiti" è la seguente:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Debiti verso il personale | 20.076 | 26.062 | 27.628 |
| *Debiti diversi* | 9.005 | 8.539 | 10.355 |
| **Totale Altri debiti** | **29.081** | **34.601** | **37.983** |

La voce "Debiti verso il personale" include le passività maturate verso i dipendenti del Gruppo per ferie maturate non godute, mensilità aggiuntive e relativi contributi sociali.

La voce "Debiti diversi" al 31 dicembre 2000 si riferisce in particolare al debito della controllata DL Radiators S.p.A., ceduta nel corso dell'esercizio. La voce comprende inoltre un importo pari a 2.219 milioni di Lire per costi da sostenere di competenza dell'esercizio.

La voce "Debiti verso imprese controllate non consolidate" è relativa al debito verso la controllata Clim.Re S.A.

La voce "Debiti verso imprese collegate" si riferisce al debito verso la collegata Omas S.r.l.

La voce "Ratei e risconti passivi" al 31 dicembre 2000 comprende i ratei per interessi passivi sul prestito obbligazionario emesso dalla controllata De'Longhi Pinguino S.A. per 11.056 milioni di Lire, oneri per operazioni di copertura su tassi d'interesse e cambi per 6.940 milioni di Lire e ratei su interessi passivi su finanziamenti bancari per 4.694 milioni di Lire.

### *Trattamento di Fine Rapporto*

Nel triennio considerato la voce "Trattamento di Fine Rapporto" ha avuto la seguente movimentazione:

| (Milioni di Lire) | Totale |
|---|---|
| **Fondo al 31 dicembre 1998** | **34.261** |
| Accantonamenti | 8.590 |
| (Utilizzi) | (8.054) |
| **Fondo al 31 dicembre 1999** | **34.797** |
| Accantonamenti | 10.018 |
| (Utilizzi) | (7.290) |
| **Fondo al 31 dicembre 2000** | **37.525** |

Il fondo accantonato rappresenta l'effettivo debito del Gruppo al 31 dicembre di ogni anno verso i dipendenti in forza presso la Società e le controllate italiane a tali date, al netto degli eventuali anticipi corrisposti.

### *Fondi per rischi ed oneri e Altre passività*

Nel corso del periodo preso in esame, i fondi per rischi ed oneri e le Altre passività hanno avuto la seguente movimentazione:

| (Milioni di Lire) | Fondi per trattamento di quiescenza e similari | Altri fondi | Totale fondi per rischi ed oneri | Altre passività | Totale |
|---|---|---|---|---|---|
| **Saldo 31 dicembre 1998** | **5.060** | **10.813** | **15.873** | **–** | **15.873** |
| Accantonamenti | 1.145 | 6.994 | 8.139 | | 8.139 |
| Utilizzi | (709) | (5.834) | (6.543) | | (6.543) |
| **Saldo 31 dicembre 1999** | **5.496** | **11.973** | **17.469** | **–** | **17.469** |
| Accantonamenti | 1.154 | 8.953 | 10.107 | | 10.107 |
| Utilizzi | (852) | (4.878) | (5.730) | | (5.730) |
| Riclassifiche | (606) | 606 | – | | |
| Altre passività | | | | 29.389 | 29.389 |
| **Saldo 31 dicembre 2000** | **5.192** | **16.654** | **21.846** | **29.389** | **51.235** |

La voce "Fondi per trattamento di quiescenza e similari" include il fondo indennità suppletiva di clientela che accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento dell'indennità di fine rapporto.

Il dettaglio della voce "Altri fondi" è il seguente:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Fondo rischi futuri | 4.300 | 6.150 | 10.450 |
| Fondo garanzia prodotti | 2.156 | 2.259 | 2.627 |
| Fondo resi su vendite | 950 | 950 | 1.314 |
| Altri | 3.407 | 2.614 | 2.263 |
| **Totale** | **10.813** | **11.973** | **16.654** |

La voce "Fondo rischi futuri" è relativa a rischi di varia natura che potrebbero determinare l'emergere di passività potenziali; in particolare gli accantonamenti prudenziali effettuati dalla Società sono relativi, per l'importo di 5.000 milioni di Lire, al rischio di passività che potrebbero sorgere in seguito ad alcuni contenziosi esistenti sul mercato americano. A questi si aggiungono gli accantonamenti ritenuti prudenziali effettuati da parte di società controllate per contenziosi in essere con l'Amministrazione Finanziaria e con terzi.

Esistono inoltre alcuni contenziosi con terzi, per alcuni dei quali gli importi richiesti sono rilevanti; a tale riguardo il *management*, supportato da autorevoli e diversi pareri, ritiene che non sussistano i requisiti di un ragionevole rischio che l'evento si verifichi e che possa quindi influenzare materialmente la situazione patrimoniale del Gruppo. Gli accantonamenti effettuati prudenzialmente intendono piuttosto coprire le eventuali spese legali che si manifesteranno relativamente a questi contenziosi.

La voce "Fondo garanzia prodotti" è relativa ad accantonamenti effettuati, per alcune società del Gruppo, sulla base di stime prudenziali dei costi che il Gruppo dovrà sostenere in futuri esercizi per interventi in garanzia sui prodotti i cui ricavi di vendita sono già stati riconosciuti nel conto economico dell'esercizio e degli esercizi precedenti.

Il saldo relativo alle "Altre passività" è costituito da debito per imposta sostitutiva pari a 29.389 milioni di Lire, la cui corresponsione troverà manifestazione nei prossimi esercizi.

***Patrimonio netto***

In data 18 aprile 2001 l'Assemblea dei soci ha deliberato un aumento di capitale sociale a pagamento (al nominale) per un importo di 250.587 milioni di Lire, portando quindi il capitale sociale a 650.587 milioni di Lire. Gli effetti di tale aumento sono stati retrodatati al 1° gennaio 1998, peraltro senza computo di interessi finanziari.

Nel corso dell'esercizio 1999 è avvenuta un'operazione di aumento di capitale per complessivi 100 miliardi di Lire (100 milioni di azioni ordinarie del valore nominale di 1.000 Lire cadauna).

La voce "Riserva per *Pro-Forma*" è legata alla redazione dei Bilanci Consolidati *Pro-Forma* per recepire gli effetti patrimoniali ed economici del consolidamento e costruzione dei bilanci *Pro-Forma* e per consentire di ottenere il patrimonio netto consolidato alla data del 31 dicembre 2000.

In questa riserva confluisce tra l'altro l'utile o la perdita evidenziati dai conti economici *Pro-Forma*.

La voce "Utili/perdite portati a nuovo" include le variazioni patrimoniali delle società consolidate intervenute successivamente alla data di acquisizione.

La tabella sottostante mostra la composizione del patrimonio netto negli anni 1998, 1999, 2000:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Capitale sociale | 550.587 | 650.587 | 650.587 |
| Riserva legale | 1.440 | 1.820 | 4.565 |
| Riserva di conversione | (166) | 670 | 69 |
| Riserva per *Pro-Forma* | 19.002 | (21.190) | 4.345 |
| Altre riserve | 19.175 | 26.169 | 34.241 |
| Utili/perdite portati a nuovo | 5.866 | 7.703 | (11.623) |
| **Totale Riserve** | **45.317** | **15.172** | **31.597** |
| **Utile (perdite dell'esercizio)** | **(44.139)** | **40.589** | **41.540** |
| **Totale patrimonio del Gruppo** | **551.765** | **706.348** | **723.724** |
| **Patrimonio di competenza di terzi** | **477** | **329** | **637** |
| **Totale patrimonio netto** | **552.242** | **706.677** | **724.361** |

## *Posizione finanziaria netta*

Durante il triennio esaminato, la posizione finanziaria del Gruppo ha avuto la seguente evoluzione:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Disponibilità liquide | 85.294 | 152.694 | 128.975 |
| Partecipazioni e titoli non immobilizzati | 2.565 | 4.351 | 7.004 |
| **Disponibilità liquide e altre attività finanziarie a breve termine** | **87.859** | **157.045** | **135.979** |
| Debiti verso banche a breve termine | (96.728) | – | (53.717) |
| Debiti verso altri finanziatori a breve | (51.442) | (23.626) | (26.327) |
| Debiti verso società controllanti | – | (150.956) | – |
| Debiti verso società controllate | – | – | (2.704) |
| Crediti verso società controllanti per finanziamenti | 144.970 | 29.000 | 28.412 |
| **Debiti onerosi a breve termine** | **(3.200)** | **(145.582)** | **(54.336)** |
| Debiti verso banche a medio-lungo termine | (238.586) | (233.674) | (228.702) |
| Debiti per prestiti obbligazionari | (254.711) | (102.711) | (290.441) |
| Debiti verso società controllanti | (155.137) | – | – |
| **Debiti onerosi a medio-lungo termine** | **(648.434)** | **(336.385)** | **(519.143)** |
| **Debiti per acquisto partecipazioni** | **(504.714)** | **(504.714)** | **(504.714)** |
| Debiti (al netto dei crediti) *Pro-Forma* | (140.336) | (137.860) | 6.900 |
| **Posizione finanziaria netta** | **(1.208.825)** | **(967.496)** | **(935.314)** |

La voce "Disponibilità liquide" nei tre esercizi comprende il saldo attivo dei conti correnti intrattenuti con gli istituti di credito originatosi prevalentemente da incassi da clienti ricevuti a fine anno.

La voce "Partecipazioni e titoli non immobilizzati" si riferisce a titoli obbligazionari, titoli del debito pubblico e partecipazioni azionarie per 7.004 milioni di Lire al 31 dicembre 2000.

Le voci "Debiti verso banche", rispettivamente a breve e a medio-lungo, includono inoltre l'aumento di capitale sociale di 250.587 milioni di Lire (*cfr.* Paragrafo 4.1.1 *Struttura e contenuto dei Bilanci Consolidati Pro-Forma* sub E.).

La voce "Debiti verso altri finanziatori a breve" è costituita prevalentemente dal debito residuo relativo alla contabilizzazione dei contratti di *leasing*, secondo quanto previsto dai principi contabili internazionali (IAS 17). In particolare il saldo della voce relativo all'esercizio 1998 include anche un debito a tasso variabile verso società di *factoring* pari a 16.097 milioni di Lire, per anticipo su cessione di credito. Tale debito è stato rimborsato nel corso dell'esercizio 2000.

La voce "Debiti verso società controllanti" per l'esercizio 1998 (quota a lungo) e per l'esercizio 1999 (quota a breve) si riferisce ad un finanziamento a tasso variabile in valuta erogato da De'Longhi Soparfi S.A. Tale finanziamento è stato integralmente rimborsato nel corso dell'esercizio 2000.

La voce "Crediti verso società controllanti per finanziamenti" comprende per l'esercizio 1998 un finanziamento concesso alla controllante De'Longhi Soparfi S.A., pari a 54.000 milioni di Lire, e il credito derivante dalla cessione delle partecipazioni in Climaveneta S.p.A. ed Ergoklima S.p.A.

La voce "Debiti per prestiti obbligazionari" si riferisce, per il 1998 e 1999, a due prestiti obbligazionari a tasso variabile detenuti da De'Longhi Soparfi S.A. e rimborsati parzialmente nel corso del 1999 e, per la parte restante, nel 2000. Nel corso dell'esercizio 2000 è stato altresì emesso sul mercato finanziario lussemburghese da parte della controllata De'Longhi Pinguino S.A. un prestito obbligazionario Eurobond con durata triennale di 290.440 milioni di Lire, ad un tasso del 5,625%.

I "Debiti per acquisto partecipazioni" si riferiscono all'acquisto delle società di cui al Paragrafo 4.1.1 sub A.

Nella voce "Debiti (al netto dei crediti) *Pro-Forma*" sono ricompresi:

- il debito *Pro-Forma* relativo al consolidamento di DL Radiators S.p.A. e all'acquisizione di Sile Corpi Scaldanti S.r.l. (*cfr.* Paragrafo 4.1.1 sub *Variazione area di consolidamento*) pari complessivamente a 114.077 milioni di Lire per gli esercizi 1998 e 1999;
- la differenza tra il credito *Pro-Forma* relativo alla cessione delle società di cui al Paragrafo 4.1.1 sub C. (pari a 42.100 milioni di Lire) e il valore delle corrispondenti partecipazioni (pari a 6.039 nel 1998 ed a 6.215 milioni di Lire nel 1999);
- i proventi finanziari derivanti dal credito *Pro-Forma* di cui al punto precedente, per complessive 2.300 milioni di Lire calcolati per ogni esercizio per un credito complessivo al 31 dicembre 2000 di 6.900 milioni di Lire;
- il pagamento in acconto di 34.175 milioni di Lire a fronte dell'acquisizione delle società sub A. e sub B. di cui al Paragrafo 4.1.1.

Il Gruppo al 31 dicembre 2000 ha in essere i seguenti debiti verso banche:

| (Milioni di Lire) | A breve | A lungo |
|---|---|---|
| Conti correnti | 13.471 | – |
| Finanziamenti B/T in Lire e valuta | 173.775 | – |
| Finanziamenti su portafoglio effetti | 55.792 | – |
| **Totale c/c, finanziamenti B/T in Lire e valuta e su portafoglio effetti** | **243.038** | **–** |
| Finanziamenti a medio-lungo termine | 61.266 | 228.702 |
| Retrodatazione aumento capitale sociale | (250.587) | – |
| **Totale** | **53.717** | **228.702** |

Per ridurre i rischi finanziari connessi all'oscillazione dei cambi e dei tàssi di interesse derivanti da transazioni commerciali e operazioni finanziarie, il Gruppo ha posto in essere contratti di copertura nei limiti definiti da esigenze di gestione finanziaria.

### *Conti d'ordine*

Il prospetto riepilogativo dei conti d'ordine è il seguente:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Beni presso terzi | 1.591 | 1.514 | 2.408 |
| Garanzie prestate a favore di terzi | 24.687 | 47.297 | 20.135 |
| Altri impegni | 19.780 | 49.515 | 1.711 |
| **Totale** | **46.058** | **98.326** | **24.254** |

La riduzione della voce "Garanzie prestate a favore di terzi" nel corso dell'esercizio 2000 è da attribuire all'estinzione dell'impegno, relativo ad una garanzia prestata al Banco Ambrosiano Veneto di 40 miliardi di Lire, a seguito dell'accordo sottoscritto con la controllante De'Longhi Soparfi S.A., che si è assunta tutte le obbligazioni relative alla predetta garanzia prestata.

La voce "Altri impegni" è diminuita nel corso dell'esercizio 2000 in seguito all'estinzione dell'impegno di 17,6 miliardi di Lire verso Cogef S.p.A. in liquidazione per effetto dell'accordo sottoscritto con la controllante De'Longhi Soparfi S.A. che, con convenzione del 28 dicembre 2000, si è assunta tutte le obbligazioni passive facenti capo a De'Longhi S.p.A., fornendo manleva da qualsiasi domanda che possa essere rivolta relativamente agli impegni verso il sistema bancario di Cogef S.p.A.

Inoltre è stato estinto l'impegno verso la controllante De'Longhi Soparfi S.A. pari a 30 miliardi di Lire in seguito al pagamento di un indennizzo dovuto.

## 4.6.2 Conto Economico

### *Totale ricavi*

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Ricavi delle vendite e delle prestazioni | 1.269.314 | 1.374.841 | 1.561.334 |
| Altri ricavi e proventi | 21.384 | 18.979 | 23.158 |
| **Totale** | **1.290.698** | **1.393.820** | **1.584.492** |

Per quanto riguarda l'analisi delle vendite del triennio e la suddivisione delle stesse per linea di *business* e per area geografica si rimanda al Paragrafo 4.4.1.

Le principali voci componenti gli "Altri ricavi" sono le seguenti:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Rimborso spese di trasporto | 8.552 | 8.382 | 8.274 |
| *Royalties* | 473 | 550 | 1.579 |
| Sopravvenienze attive | 5.155 | 3.173 | 6.953 |
| Rimborso danni | 2.009 | 599 | 1.673 |
| Plusvalenze | 2.261 | 268 | 196 |
| Altri ricavi diversi | 2.934 | 6.007 | 4.483 |
| **Totale** | **21.384** | **18.979** | **23.158** |

La voce più significativa si riferisce a "rimborsi spese di trasporto" addebitate ai clienti nazionali.

### *Consumi di materie prime, sussidiarie e di consumo*

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Costi di acquisto materie prime | 268.400 | 236.486 | 280.678 |
| Costi di acquisto componenti | 264.856 | 316.467 | 374.992 |
| Costi di acquisto prodotti finiti | 29.529 | 37.361 | 112.415 |
| Acquisti diversi | 30.790 | 25.371 | 26.772 |
| Variazione delle rimanenze di materie prime, componenti e finiti | 40.454 | 23.973 | (76.867) |
| Incrementi per lavori interni | (3.789) | (2.353) | (3.937) |
| **Totale** | **630.240** | **637.305** | **714.053** |

Per quanto riguarda l'analisi dei costi in oggetto si rimanda al Paragrafo 4.4.1.

### *Prestazioni di servizi*

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Pubblicità | 51.978 | 59.484 | 64.537 |
| Lavorazioni esterne | 35.918 | 40.130 | 50.528 |
| Provvigioni | 33.694 | 36.443 | 38.220 |
| Trasporti | 38.118 | 46.739 | 62.307 |
| Spese promozionali | 8.507 | 9.771 | 11.408 |
| Assistenza tecnica | 11.184 | 11.199 | 14.639 |
| Spese viaggio | 7.355 | 8.214 | 9.945 |
| Spese assicurative | 7.651 | 9.269 | 8.915 |
| Spese e contributi depositi e magazzino | 6.371 | 9.181 | 11.824 |
| Consulenze | 11.855 | 12.590 | 14.995 |
| Forza motrice | 10.146 | 11.294 | 13.713 |
| Postelegrafoniche | 4.351 | 4.415 | 4.774 |
| Manutenzioni di terzi | 5.693 | 6.013 | 7.240 |
| Altri servizi | 30.876 | 24.254 | 41.718 |
| **Totale** | **263.697** | **288.996** | **354.763** |

Per quanto riguarda l'analisi dei costi in oggetto del triennio si rimanda al Paragrafo 4.4.1.

### *Costi per godimento beni di terzi*

Il dettaglio dei costi per il godimento dei beni di terzi è il seguente:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Affitto immobili e altri canoni | 11.601 | 11.255 | 13.419 |
| Altri | 1.415 | 1.212 | 960 |
| **Totale** | **13.016** | **12.467** | **14.379** |

La voce "Affitto immobili e altri canoni" è relativa prevalentemente ai canoni di affitto degli immobili ove svolgono l'attività alcune società del Gruppo ed ai canoni di noleggio relativi a veicoli ed autovetture dell'Emittente e di altre società.

### *Oneri diversi di gestione*

Il dettaglio degli oneri diversi di gestione è il seguente:

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Sopravv. passive | 2.707 | 2.296 | 1.788 |
| Imposte e tasse | 3.200 | 4.310 | 3.186 |
| Franchigie e rimb. danni | 1.264 | 612 | 200 |
| Perdite su crediti | 7.435 | 4.992 | 1.102 |
| Altri oneri diversi | 6.522 | 5.664 | 4.591 |
| **Totale** | **21.128** | **17.874** | **10.867** |

La voce "Imposte e tasse" è costituita da imposte indirette, tributi ed altri oneri quali l'imposta comunale sugli immobili, imposte di registro, IVA indetraibile. Tra gli "Altri oneri diversi" sono ricompresi in particolare contributi associativi e altri contributi.

### *Costo del lavoro*

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Salari e stipendi | 143.760 | 153.437 | 170.175 |
| Oneri sociali | 46.853 | 47.631 | 51.258 |
| Trattamento di fine rapporto | 8.471 | 8.590 | 10.019 |
| Trattamento di quiescenza e simili | 1.567 | 2.227 | 2.279 |
| Altri costi | 1.509 | 1.426 | 2.064 |
| **Totale** | **202.160** | **213.311** | **235.795** |

La seguente tabella evidenzia l'evoluzione del numero del personale nel triennio di riferimento e la ripartizione del personale per categoria:

| | 1998 | | 1999 | | 2000 | |
|---|---|---|---|---|---|---|
| | Puntuale | Media | Puntuale | Media | Puntuale | Media |
| Dirigenti | 45 | 47 | 43 | 46 | 56 | 55 |
| Impiegati | 942 | 947 | 982 | 995 | 1.057 | 1.058 |
| Operai | 2.480 | 2.532 | 2.586 | 2.522 | 2.747 | 2.754 |
| **Totale** | **3.467** | **3.526** | **3.611** | **3.563** | **3.860** | **3.867** |

### *Ammortamenti*

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Ammortamento delle immobilizzazioni materiali | 51.440 | 57.321 | 55.353 |
| Ammortamento della differenza di consolidamento | 30.251 | 30.311 | 30.252 |
| Ammortamento dei marchi | 13.205 | 14.770 | 14.571 |
| Ammortamento altre immobilizzazioni immateriali | 6.189 | 4.993 | 5.106 |
| **Totale ammortamenti** | **101.085** | **107.395** | **105.282** |

Uno degli elementi più rilevanti che influenzano l'ammontare delle immobilizzazioni è relativo all'ammortamento della differenza di consolidamento quale posta di rettifica inserita nel conto economico *Pro-Forma.*

Con riferimento al dettaglio degli ammortamenti delle immobilizzazioni immateriali e materiali suddiviso per categoria si rimanda al Paragrafo 4.6.1.

### *Accantonamenti e svalutazioni*

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Accantonamento a fondo svalutazione crediti | 17.403 | 8.870 | 7.945 |
| Accantonamento a fondo rischi | 9.011 | 6.717 | 8.415 |
| Altri accantonamenti | 2.162 | 355 | 1.446 |
| **Totale accantonamenti e svalutazioni** | **28.576** | **15.942** | **17.806** |

La voce riporta gli accantonamenti relativi a rischi potenziali connessi alla gestione caratteristica.

Il più elevato ammontare stanziato nel corso dell'esercizio 1998 si riferisce prevalentemente alla svalutazione di crediti nei confronti di clienti appartenenti a paesi caratterizzati da sfavorevole congiuntura economica. Il livello dell'accantonamento è determinato tenendo inoltre in considerazione l'estesa copertura assicurativa a garanzia della maggior parte dei crediti.

### *Proventi (oneri) finanziari*

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| **Interessi e altri proventi finanziari** | | | |
| Proventi da consociate | 2.299 | 265 | 1.347 |
| Utili su cambi e operazioni di copertura | 12.915 | 24.851 | 48.128 |
| Interessi attivi bancari e su dilazioni | 1.887 | 2.987 | 8.979 |
| Altri proventi finanziari | 2.048 | 2.367 | 2.722 |
| Proventi finanziari (rettifiche *Pro-Forma*) | 2.300 | 2.300 | 2.300 |
| **Totale proventi finanziari** | **21.449** | **32.770** | **63.476** |
| **Interessi e altri oneri finanziari** | | | |
| Interessi verso controllante | (16.689) | (13.265) | (7.340) |
| Interessi su prestito obbligazionario | – | – | (11.056) |
| Perdite su cambi e operazioni di copertura | (21.331) | (14.523) | (40.527) |
| Interessi passivi bancari su finanziamenti a breve termine | (25.523) | (15.298) | (12.548) |
| Interessi passivi bancari su finanziamenti a medio-lungo termine | (22.831) | (12.982) | (27.031) |
| Oneri finanziari anticipazione credito | (2.352) | (4.894) | (2.848) |
| Altri oneri finanziari | (5.910) | (5.207) | (7.544) |
| **Totale interessi ed oneri finanziari** | **(94.636)** | **(66.169)** | **(108.894)** |
| **Proventi (oneri) finanziari** | **(73.187)** | **(33.399)** | **(45.418)** |

Per quanto riguarda l'analisi delle variazioni dei saldi in oggetto nel triennio in esame, si rimanda al Paragrafo 4.4.1.

Si precisa che non sono stati calcolati proventi finanziari sull'importo pari a 250.587 milioni di Lire relativo all'aumento di capitale del 18 aprile 2001.

### *Proventi da partecipazioni, titoli e rettifiche di valore di attività finanziarie*

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Proventi da partecipazioni | 829 | 4.300 | 8.269 |
| Rettifiche di valore di partecipazioni | 989 | (443) | 52 |
| **Totale** | **1.818** | **3.857** | **8.321** |

La voce "Proventi da partecipazioni", riferita al 31 dicembre 2000, contiene in particolare il credito d'imposta sui dividendi percepiti per 5.807 milioni di Lire.

### *Gestione straordinaria*

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Plusvalenze da alienazioni | 377 | 228 | 324 |
| Rilevazione imposte anticipate relative ad esercizi precedenti | 14.527 | – | 8.373 |
| Altri proventi straordinari | 1.350 | 509 | 4.156 |
| **Proventi straordinari** | **16.254** | **737** | **12.853** |
| Costi di ristrutturazione filiali | (7.262) | (2.215) | – |
| Svalutazione straordinaria crediti non comm.li | (6.000) | – | – |
| Imposte esercizi precedenti | (71) | (796) | (3.892) |
| Minusvalenze da alienazione | (344) | (213) | (34) |
| Altri oneri straordinari | (5.987) | (1.629) | (4.220) |
| **Totale oneri straordinari** | **(19.664)** | **(4.853)** | **(8.146)** |
| **Proventi (oneri) straordinari** | **(3.410)** | **(4.116)** | **4.707** |

La voce imposte anticipate si riferisce, per l'esercizio 2000, all'iscrizione del credito per imposte anticipate relativo alle perdite riportabili della controllata Micromax S.p.A. in base alla ragionevole aspettativa di conseguimento di utili futuri in conseguenza dei nuovi piani aziendali.

Nella voce "Altri proventi straordinari", riferita al 31 dicembre 2000, sono ricompresi proventi straordinari per il rimborso da parte dell'Amministrazione Finanziaria di imposte indirette (imposta di registro), versate in precedenti esercizi, per 2.767 milioni di Lire.

Nella voce "Imposte esercizi precedenti" sono iscritti gli oneri per imposte di esercizi precedenti dovute all'Amministrazione Finanziaria in seguito ad accordi transattivi intercorsi per complessive 3.892 milioni di Lire (riferite a De'Longhi S.p.A. per 1.379 milioni di Lire e 2.513 milioni di Lire per la controllata Climaveneta S.p.A.).

La voce "Altri oneri straordinari" comprende in particolare sopravvenienze passive di competenza di esercizi precedenti.

Per quanto riguarda l'analisi delle variazioni dei saldi in oggetto nel triennio in esame, si rimanda al Paragrafo 4.4.1.

### *Imposte sul reddito*

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| Imposte correnti | 12.874 | 21.362 | 38.672 |
| Imposte differite (anticipate) | (12.447) | 4.993 | 18.741 |
| **Totale** | **427** | **26.355** | **57.413** |

Per quanto riguarda l'analisi del carico fiscale si rimanda al Paragrafo 4.4.1.

# IV.bis INFORMAZIONI RELATIVE AI BILANCI CONSOLIDATI *PRO-FORMA* COMBINATI DEL GRUPPO DE'LONGHI S.p.A. AL 31 DICEMBRE 1998, 1999 E 2000

### *Finalità e composizione dei Bilanci Consolidati Pro-Forma Combinati del Gruppo De'Longhi*

I Bilanci Consolidati *Pro-Forma* Combinati del Gruppo De'Longhi (di seguito anche i "**Bilanci Consolidati *Pro-Forma* Combinati**") sono stati predisposti al fine di fornire una rappresentazione della situazione patrimoniale, finanziaria ed economica del Gruppo De'Longhi nell'ipotesi in cui il Gruppo avesse raggiunto sin dal 1° gennaio 1998 l'attuale configurazione, con inclusione del Gruppo Kenwood acquisito nei primi mesi del 2001.

### Criteri di valutazione

- La predisposizione del Bilancio Consolidato *Pro-Forma* Combinato si è basata sui dati del Bilancio Consolidato *Pro-Forma* del Gruppo De'Longhi.
- Per quanto riguarda il Bilancio Consolidato del Gruppo Kenwood, quest'ultimo è stato rettificato per tenere conto della variazione della chiusura dell'esercizio (convenzionalmente spostata dal 31 marzo al 31 dicembre) e per renderlo omogeneo con i criteri di valutazione adottati dal Gruppo De'Longhi e descritti nel Capitolo IV.

Di seguito sono dettagliati i principi e le ipotesi adottati al fine della predisposizione dei sopra menzionati bilanci:

### Metodologia e principi adottati nella predisposizione del Bilancio Consolidato *Pro-Forma* Combinato

- La data di acquisizione del Gruppo Kenwood è stata retrodata al 1° gennaio 1998; si è provveduto pertanto a consolidare il Bilancio Consolidato *Pro-Forma* del Gruppo De'Longhi con il Bilancio Consolidato *Pro-Forma* del Gruppo Kenwood.
- La differenza di consolidamento emersa nell'ambito dell'acquisizione del Gruppo Kenwood è stata calcolata considerando una quota di possesso del 100%, risultante dall'acquisizione tramite Offerta Pubblica di Acquisto e successivo acquisto della quota di minoranza residua, per un importo totale del valore della partecipazione (inclusiva degli oneri accessori) di 148.006 milioni di Lire.
- La differenza di consolidamento è stata retrodatata al 1° gennaio 1998 ed è stata ammortizzata a quote costanti considerando un periodo totale d'ammortamento di 20 anni, in linea con la politica d'ammortamento adottata dal Gruppo De'Longhi.
- Sono state contabilizzate imposte differite attive per un importo totale al 31 dicembre 2000 pari a 9.884 milioni di Lire, per tenere conto del beneficio relativo alle perdite fiscali pregresse del Gruppo Kenwood, che potranno essere utilizzate in esercizi futuri. Tali imposte sono state quantificate applicando i seguenti criteri:
  - è stata contabilizzata soltanto la parte di imposte differite attive che si ritiene ragionevolmente di poter recuperare alla luce dei risultati attesi dal Gruppo Kenwood;

- il beneficio fiscale atteso è stato quantificato applicando l'aliquota d'imposta sul reddito attualmente vigente nel Regno Unito (pari al 30%);
- l'impatto delle predette imposte differite attive è stato contabilizzato nei conti economici *Pro-Forma* dei 3 anni di riferimento, in base all'anno effettivo di formazione delle relative perdite fiscali.
- L'indebitamento per l'acquisto del Gruppo Kenwood è stato iscritto dalla Società per un importo pari a 148.006 milioni di Lire e sono stati calcolati oneri finanziari ad un tasso medio pari al 5,5%.

Gli effetti sul risultato e sul patrimonio *Pro-Forma* Combinato del Gruppo De'Longhi delle operazioni descritte sopra sono dettagliati nelle tabelle che seguono.

## Bilanci Consolidati *Pro-Forma* Combinati per gli esercizi chiusi al 31 dicembre 1998, 1999 e 2000

### Stati Patrimoniali Consolidati *Pro-Forma* Combinati

| (Milioni di Lire) | *Pro-Forma* Combinato 1998 | *Pro-Forma* Combinato 1999 | *Pro-Forma* Combinato 2000 |
|---|---|---|---|
| **Crediti verso soci** | **9.100** | **25.000** | **-** |
| Differenza di consolidamento | 733.595 | 695.936 | 651.940 |
| Altre immobilizzazioni immateriali | 234.494 | 216.347 | 203.123 |
| Immobilizzazioni materiali nette | 468.293 | 418.957 | 383.533 |
| Immobilizzazioni finanziarie | 37.772 | 36.509 | 17.678 |
| **Totale attività immobilizzate** | **1.474.154** | **1.367.749** | **1.256.274** |
| Crediti verso clienti | 608.749 | 694.618 | 758.459 |
| Rimanenze finali | 395.964 | 381.941 | 465.711 |
| Altre attività correnti | 166.385 | 132.237 | 172.171 |
| Debiti verso fornitori | (345.117) | (405.868) | (430.424) |
| Altre passività correnti | (137.161) | (151.902) | (186.631) |
| **Capitale circolante netto** | **688.820** | **651.026** | **779.286** |
| **Totale mezzi impiegati** | **2.172.074** | **2.043.775** | **2.035.560** |
| Trattamento di fine rapporto | 37.063 | 37.588 | 40.575 |
| Fondi per rischi ed oneri | 35.135 | 42.914 | 59.094 |
| **Totale passività a lungo termine e fondi** | **72.198** | **80.502** | **99.669** |
| Disponibilità liquide e altre attività finanziarie a breve termine | (124.761) | (167.73[illegible]) | (147.570) |
| Debiti onerosi a breve termine | 152.331 | 261.000 | 187.313 |
| Debiti onerosi a medio lungo termine | 803.533 | 490.928 | 672.178 |
| Debito per acquisto partecipazioni | 504.714 | 504.714 | 504.714 |
| Debiti (al netto dei crediti) *Pro-Forma* | 140.336 | 137.860 | (6.900) |
| **Posizione finanziaria netta** | **1.476.153** | **1.226.765** | **1.209.735** |
| Capitale sociale | 550.587 | 650.587 | 650.587 |
| Altre riserve | 26.315 | 36.362 | 27.252 |
| Riserve per *Pro-Forma* | 112.876 | 62.931 | 29.839 |
| Risultato dell'esercizio | (66.532) | (13.701) | 17.841 |
| **Totale patrimonio netto del Gruppo** | **623.246** | **736.179** | **725.519** |
| Patrimonio netto di terzi | 477 | 329 | 637 |
| **Totale patrimonio netto** | **623.723** | **736.508** | **726.156** |
| **Totale mezzi di terzi e mezzi propri** | **2.172.074** | **2.043.775** | **2.035.560** |
| **Conti d'ordine** | **46.058** | **98.326** | **24.254** |

## Conti Economici Consolidati *Pro-Forma* Combinati

| (Milioni di Lire) | *Pro-Forma* Combinato 1998 | *Pro-Forma* Combinato 1999 | *Pro-Forma* Combinato 2000 |
|---|---|---|---|
| Ricavi delle vendite e delle prestazioni | 1.724.722 | 1.799.725 | 2.042.711 |
| Altri ricavi e proventi | 21.384 | 18.979 | 29.470 |
| **Totale ricavi** | **1.746.106** | **1.818.704** | **2.072.181** |
| Consumi di materie prime, sussidiarie e di consumo | 869.195 | 885.304 | 1.026.265 |
| Costi per servizi (*) | 367.348 | 375.627 | 450.831 |
| Oneri diversi di gestione | 21.128 | 17.874 | 10.867 |
| **Valore aggiunto** | **488.435** | **539.899** | **584.218** |
| Costo del lavoro | 279.603 | 275.942 | 290.807 |
| **Margine operativo lordo** | **208.832** | **263.957** | **293.411** |
| Ammortamenti | 89.589 | 94.872 | 94.075 |
| Ammortamento differenza consolidamento | 43.142 | 43.417 | 44.123 |
| Accantonamenti e svalutazioni | 31.714 | 18.169 | 17.806 |
| **Risultato operativo** | **44.387** | **107.499** | **137.407** |
| Proventi (oneri) finanziari | (98.580) | (55.203) | (68.856) |
| Proventi da partecipazioni e titoli | 1.818 | 3.857 | 8.321 |
| Gestione straordinaria | (14.391) | (44.657) | (4.520) |
| **Risultato ante imposte** | **(66.766)** | **11.496** | **72.352** |
| Imposte | 37 | 25.269 | 54.307 |
| **Risultato netto dell'esercizio** | **(66.803)** | **(13.773)** | **18.045** |
| Risultato di pertinenza di terzi | 271 | 72 | (204) |
| **Risultato netto di pertinenza del Gruppo** | **(66.532)** | **(13.701)** | **17.841** |

(*) I "Costi per servizi" sono comprensivi delle voci del *Pro-Forma* "Prestazioni di servizi" e "Costi per godimento beni di terzi".

## Rendiconti finanziari Consolidati *Pro-Forma* Combinati

| (Milioni di Lire) | *Pro-Forma* Combinato 1999 | *Pro-Forma* Combinato 2000 |
|---|---|---|
| Risultato netto di esercizio | (13.701) | 17.841 |
| Ammortamenti | 138.289 | 138.198 |
| Accantonamenti e svalutazioni al netto utilizzi | 5.314 | (10.534) |
| **Flussi finanziari generati (assorbiti) dalla gestione corrente (A)** | **129.902** | **145.505** |
| Variazioni delle attività e passività del periodo: | | |
| Crediti verso clienti | (71.593) | (64.526) |
| Rimanenze finali | 24.962 | (84.202) |
| Altre attività correnti | 20.846 | (15.004) |
| Debiti verso fornitori | 53.476 | 24.919 |
| Altre passività correnti | 8.890 | 20.214 |
| **Flussi finanziari generati (assorbiti) da movimenti di capitale circolante (B)** | **36.581** | **(118.599)** |
| Investimenti netti in immobilizzazioni immateriali | (1.678) | (6.508) |
| Investimenti netti in immobilizzazioni materiali | (15.531) | (38.498) |
| Investimenti netti in immobilizzazioni finanziarie | 1.114 | 19.138 |
| **Flussi finanziari generati (assorbiti) da attività di investimento (C)** | **(16.095)** | **(25.868)** |
| Aumento capitale sociale | 100.000 | – |
| Variazioni nella riserva *Pro-Forma* e di conversione | (999) | 15.991 |
| **Flussi finanziari generati (assorbiti) dai movimenti di patrimonio netto (D)** | **99.001** | **15.991** |
| **Flusso finanziario netto di periodo (A + B + C + D)** | **249.389** | **17.029** |
| Posizione finanziaria netta di inizio periodo | (1.476.154) | (1.226.765) |
| **Flusso finanziario netto di periodo (A + B + C + D)** | **249.389** | **17.029** |
| **Posizione finanziaria netta di fine periodo** | **(1.226.765)** | **(1.209.736)** |
| Variazione riserva straordinaria per compensazione imposta sostitutiva | – | (44.077) |
| Variazione "Altri debiti" per imposta sostitutiva | – | 44.077 |

## Stato Patrimoniale Consolidato *Pro-Forma* Combinato per l'esercizio chiuso al 31 dicembre 1998

| (Milioni di Lire) | De'Longhi *Pro-Forma* 1998 | Kenwood *Pro-Forma* 1998 | Aggregato 1998 | Rettifiche 1998 | *Pro-Forma* Combinato 1998 |
|---|---|---|---|---|---|
| **Crediti verso soci** | **9.100** | **–** | **9.100** | **–** | **9.100** |
| Differenza di consolidamento | 605.789 | 49.190 | 654.979 | 78.616 | 733.595 |
| Altre immobilizzazioni immateriali | 234.494 | – | 234.494 | – | 234.494 |
| Immobilizzazioni materiali nette | 370.112 | 98.181 | 468.293 | – | 468.293 |
| Immobilizzazioni finanziarie | 37.772 | – | 37.772 | – | 37.772 |
| **Totale attività immobilizzate** | **1.248.167** | **147.371** | **1.395.538** | **78.616** | **1.474.154** |
| Crediti verso clienti | 505.166 | 103.583 | 608.749 | – | 608.749 |
| Rimanenze finali | 305.996 | 89.968 | 395.964 | – | 395.964 |
| Altre attività correnti | 132.196 | 28.286 | 160.482 | 5.903 | 166.385 |
| Debiti verso fornitori | (291.722) | (53.395) | (345.117) | – | (345.117) |
| Altre passività correnti | (97.702) | (39.459) | (137.161) | – | (137.161) |
| **Capitale circolante netto** | **553.934** | **128.983** | **682.917** | **5.903** | **688.820** |
| **Totale mezzi impiegati** | **1.811.201** | **276.354** | **2.087.555** | **84.519** | **2.172.074** |
| Trattamento di fine rapporto | 34.261 | 2.802 | 37.063 | – | 37.063 |
| Fondi per rischi ed oneri | 15.873 | 19.262 | 35.135 | – | 35.135 |
| **Totale passività a lungo termine e fondi** | **50.134** | **22.064** | **72.198** | **–** | **72.198** |
| Disponibilità liquide e altre attività finanziarie a breve termine | (87.859) | (36.902) | (124.761) | – | (124.761) |
| Debiti onerosi a breve termine | 3.200 | 141.302 | 144.502 | 7.829 | 152.331 |
| Debiti onerosi a medio lungo termine | 648.434 | 7.093 | 655.527 | 148.006 | 803.533 |
| Debito per acquisto partecipazioni | 504.714 | – | 504.714 | – | 504.714 |
| Debiti (al netto dei crediti) *Pro-Forma* | 140.336 | – | 140.336 | – | 140.336 |
| **Posizione finanziaria netta** | **1.208.825** | **111.493** | **1.320.318** | **155.835** | **1.476.153** |
| Capitale sociale | 550.587 | 12.279 | 562.866 | (12.279) | 550.587 |
| Altre riserve | 26.315 | 147.412 | 173.727 | (147.412) | 26.315 |
| Riserve per *Pro-Forma* | 19.002 | – | 19.002 | 93.874 | 112.876 |
| Risultato dell'esercizio | (44.139) | (16.894) | (61.033) | (5.499) | (66.532) |
| **Totale patrimonio netto del Gruppo** | **551.765** | **142.797** | **694.562** | **(71.316)** | **623.246** |
| Patrimonio netto di terzi | 477 | – | 477 | – | 477 |
| **Totale patrimonio netto** | **552.242** | **142.797** | **695.039** | **(71.316)** | **623.723** |
| **Totale mezzi di terzi e mezzi propri** | **1.811.201** | **276.354** | **2.087.555** | **84.519** | **2.172.074** |
| **Conti d'ordine** | **46.058** | **–** | **46.058** | **–** | **46.058** |

## Conto Economico Consolidato *Pro-Forma* Combinato relativo all'esercizio chiuso al 31 dicembre 1998

| (Milioni di Lire) | De'Longhi *Pro-Forma* 1998 | Kenwood *Pro-Forma* 1998 | Aggregato 1998 | Rettifiche 1998 | *Pro-Forma* Combinato 1998 |
|---|---|---|---|---|---|
| Ricavi delle vendite e delle prestazioni | 1.269.314 | 455.408 | 1.724.722 | – | 1.724.722 |
| Altri ricavi e proventi | 21.384 | – | 21.384 | – | 21.384 |
| **Totale ricavi** | **1.290.698** | **455.408** | **1.746.106** | **–** | **1.746.106** |
| Consumi di materie prime, sussidiarie e di consumo | 630.240 | 238.955 | 869.195 | – | 869.195 |
| Costi per servizi (*) | 276.713 | 90.635 | 367.348 | – | 367.348 |
| Oneri diversi di gestione | 21.128 | – | 21.128 | – | 21.128 |
| **Valore aggiunto** | **362.617** | **125.818** | **488.435** | **–** | **488.435** |
| Costo del lavoro | 202.160 | 77.443 | 279.603 | – | 279.603 |
| **Margine operativo lordo** | **160.457** | **48.375** | **208.832** | **–** | **208.832** |
| Ammortamenti | 70.834 | 18.755 | 89.589 | – | 89.589 |
| Ammortamento differenza consolidamento | 30.251 | 9.318 | 39.569 | 3.573 | 43.142 |
| Accantonamenti e svalutazioni | 28.576 | 3.138 | 31.714 | – | 31.714 |
| **Risultato operativo** | **30.796** | **17.164** | **47.960** | **(3.573)** | **44.387** |
| Proventi (oneri) finanziari | (73.187) | (17.564) | (90.751) | (7.829) | (98.580) |
| Proventi da partecipazione e titoli | 1.818 | – | 1.818 | – | 1.818 |
| Gestione straordinaria | (3.410) | (10.981) | (14.391) | – | (14.391) |
| **Risultato ante imposte** | **(43.983)** | **(11.381)** | **(55.364)** | **(11.402)** | **(66.766)** |
| Imposte | 427 | 5.513 | 5.940 | (5.903) | 37 |
| **Risultato netto dell'esercizio** | **(44.410)** | **(16.894)** | **(61.304)** | **(5.499)** | **(66.803)** |
| Risultato di pertinenza di terzi | 271 | – | 271 | – | 271 |
| **Risultato netto di pertinenza del Gruppo** | **(44.139)** | **(16.894)** | **(61.033)** | **(5.499)** | **(66.532)** |

(*) I "Costi per servizi" sono comprensivi delle voci del *Pro-Forma* "Prestazioni di servizi" e "Costi per godimento beni di terzi".

## Stato Patrimoniale Consolidato *Pro-Forma* Combinato relativo all'esercizio chiuso al 31 dicembre 1999

| (Milioni di Lire) | De'Longhi *Pro-Forma* 1999 | Kenwood *Pro-Forma* 1999 | Aggregato 1999 | Rettifiche 1999 | *Pro-Forma* Combinato 1999 |
|---|---|---|---|---|---|
| **Crediti verso soci** | **25.000** | **-** | **25.000** | **-** | **25.000** |
| Differenza di consolidamento | 575.540 | 45.353 | 620.893 | 75.043 | 695.936 |
| Altre immobilizzazioni immateriali | 216.347 | - | 216.347 | - | 216.347 |
| Immobilizzazioni materiali nette | 348.788 | 70.169 | 418.957 | - | 418.957 |
| Immobilizzazioni finanziarie | 36.509 | - | 36.509 | - | 36.509 |
| **Totale attività immobilizzate** | **1.177.184** | **115.522** | **1.292.706** | **75.043** | **1.367.749** |
| Crediti verso clienti | 557.852 | 136.766 | 694.618 | - | 694.618 |
| Rimanenze finali | 289.581 | 92.360 | 381.941 | - | 381.941 |
| Altre attività correnti | 105.880 | 13.984 | 119.864 | 12.373 | 132.237 |
| Debiti verso fornitori | (336.938) | (68.930) | (405.868) | - | (405.868) |
| Altre passività correnti | (92.120) | (59.782) | (151.902) | - | (151.902) |
| **Capitale circolante netto** | **524.255** | **114.398** | **638.653** | **12.373** | **651.026** |
| **Totale mezzi impiegati** | **1.726.439** | **229.920** | **1.956.359** | **87.416** | **2.043.775** |
| Trattamento di fine rapporto | 34.797 | 2.791 | 37.588 | - | 37.588 |
| Fondi per rischi ed oneri | 17.469 | 25.445 | 42.914 | - | 42.914 |
| **Totale passività a lungo termine e fondi** | **52.266** | **28.236** | **80.502** | **-** | **80.502** |
| Disponibilità liquide e altre attività finanziarie a breve termine | (157.045) | (10.692) | (167.737) | - | (167.737) |
| Debiti onerosi a breve termine | 145.582 | 99.760 | 245.342 | 15.658 | 261.000 |
| Debiti onerosi a medio lungo termine | 336.385 | 6.537 | 342.922 | 148.006 | 490.928 |
| Debito per acquisto partecipazioni | 504.714 | - | 504.714 | - | 504.714 |
| Debiti (al netto dei crediti) *Pro-Forma* | 137.860 | - | 137.860 | - | 137.860 |
| **Posizione finanziaria netta** | **967.496** | **95.605** | **1.063.101** | **163.664** | **1.226.765** |
| Capitale sociale | 650.587 | 12.279 | 662.866 | (12.279) | 650.587 |
| Altre riserve | 36.362 | 143.158 | 179.520 | (143.158) | 36.362 |
| Riserve per *Pro-Forma* | (21.190) | - | (21.190) | 84.121 | 62.931 |
| Risultato dell'esercizio | 40.589 | (49.358) | (8.769) | (4.932) | (13.701) |
| **Totale patrimonio netto del Gruppo** | **706.348** | **106.079** | **812.427** | **(76.248)** | **736.179** |
| Patrimonio netto di terzi | 329 | - | 329 | - | 329 |
| **Totale patrimonio netto** | **706.677** | **106.079** | **812.756** | **(76.248)** | **736.508** |
| **Totale mezzi di terzi e mezzi propri** | **1.726.439** | **229.920** | **1.956.359** | **87.416** | **2.043.775** |
| **Conti d'ordine** | **98.326** | **-** | **98.326** | **-** | **98.326** |

## Conto Economico Consolidato *Pro-Forma* Combinato relativo all'esercizio chiuso al 31 dicembre 1999

| (Milioni di Lire) | De'Longhi *Pro-Forma* 1999 | Kenwood *Pro-Forma* 1999 | Aggregato 1999 | Rettifiche 1999 | *Pro-Forma* Combinato 1999 |
|---|---|---|---|---|---|
| Ricavi delle vendite e delle prestazioni | 1.374.841 | 424.884 | 1.799.725 | – | 1.799.725 |
| Altri ricavi e proventi | 18.979 | – | 18.979 | – | 18.979 |
| **Totale ricavi** | **1.393.820** | **424.884** | **1.818.704** | **–** | **1.818.704** |
| Consumi di materie prime, sussidiarie e di consumo | 637.305 | 247.999 | 885.304 | – | 885.304 |
| Costi per servizi (*) | 301.463 | 74.164 | 375.627 | – | 375.627 |
| Oneri diversi di gestione | 17.874 | – | 17.874 | – | 17.874 |
| **Valore aggiunto** | **437.178** | **102.721** | **539.899** | **–** | **539.899** |
| Costo del lavoro | 213.311 | 62.631 | 275.942 | – | 275.942 |
| **Margine operativo lordo** | **223.867** | **40.090** | **263.957** | **–** | **263.957** |
| Ammortamenti | 77.084 | 17.788 | 94.872 | – | 94.872 |
| Ammortamento differenza consolidamento | 30.311 | 9.533 | 39.844 | 3.573 | 43.417 |
| Accantonamenti e svalutazioni | 15.942 | 2.227 | 18.169 | – | 18.169 |
| **Risultato operativo** | **100.530** | **10.542** | **111.072** | **(3.573)** | **107.499** |
| Proventi (oneri) finanziari | (33.399) | (13.975) | (47.374) | (7.829) | (55.203) |
| Proventi da partecipazione e titoli | 3.857 | – | 3.857 | – | 3.857 |
| Gestione straordinaria | (4.116) | (40.541) | (44.657) | – | (44.657) |
| **Risultato ante imposte** | **66.872** | **(43.974)** | **22.898** | **(11.402)** | **11.496** |
| Imposte | 26.355 | 5.384 | 31.739 | (6.470) | 25.269 |
| **Risultato netto dell'esercizio** | **40.517** | **(49.358)** | **(8.841)** | **(4.932)** | **(13.773)** |
| Risultato di pertinenza di terzi | 72 | – | 72 | – | 72 |
| **Risultato netto di pertinenza del Gruppo** | **40.589** | **(49.358)** | **(8.769)** | **(4.932)** | **(13.701)** |

(*) I "Costi per servizi" sono comprensivi delle voci del *Pro-Forma* "Prestazioni di servizi" e "Costi per godimento beni di terzi".

## Rendiconto finanziario Consolidato *Pro-Forma* Combinato relativo all'esercizio chiuso al 31 dicembre 1999

| (Milioni di Lire) | De'Longhi *Pro-Forma* 1999 | Kenwood *Pro-Forma* 1999 | Aggregato 1999 | Rettifiche 1999 | *Pro-Forma* Combinato 1999 |
|---|---|---|---|---|---|
| Risultato netto di esercizio | 40.589 | (49.358) | (8.769) | (4.932) | (13.701) |
| Ammortamenti | 107.395 | 27.321 | 134.716 | 3.573 | 138.289 |
| Accantonamenti e svalutazioni al netto utilizzi | 2.133 | 3.181 | 5.314 | – | 5.314 |
| **Flussi finanziari generati (assorbiti) dalla gestione corrente (A)** | **150.117** | **(18.856)** | **131.261** | **(1.359)** | **129.902** |
| Variazioni delle attività e passività del periodo: | | | | | |
| Crediti verso clienti | (52.686) | (18.907) | (71.593) | – | (71.593) |
| Rimanenze finali | 16.415 | 8.547 | 24.962 | – | 24.962 |
| Altre attività correnti | 10.407 | 16.909 | 27.316 | (6.470) | 20.846 |
| Debiti verso fornitori | 45.214 | 8.262 | 53.476 | – | 53.476 |
| Altre passività correnti | (5.571) | 14.461 | 8.890 | – | 8.890 |
| **Flussi finanziari generati (assorbiti) da movimenti di capitale circolante (B)** | **13.779** | **29.272** | **43.051** | **(6.470)** | **36.581** |
| Investimenti netti in immobilizzazioni immateriali | (1.678) | – | (1.678) | – | (1.678) |
| Investimenti netti in immobilizzazioni materiali | (35.997) | 20.466 | (15.531) | – | (15.531) |
| Investimenti netti in immobilizzazioni finanziarie | 1.114 | – | 1.114 | – | 1.114 |
| **Flussi finanziari generati (assorbiti) da attività di investimento (C)** | **(36.561)** | **20.466** | **(16.095)** | **–** | **(16.095)** |
| Aumento capitale sociale | 100.000 | – | 100.000 | – | 100.000 |
| Variazioni nella riserva *Pro-Forma* e di conversione | 13.994 | (14.993) | (999) | – | (999) |
| **Flussi finanziari generati (assorbiti) dai movimenti di patrimonio netto (D)** | **113.994** | **(14.993)** | **99.001** | **–** | **99.001** |
| **Flusso finanziario netto di periodo (A + B + C + D)** | **241.329** | **15.889** | **257.218** | **(7.829)** | **249.389** |
| Posizione finanziaria netta di inizio periodo | (1.208.825) | (111.494) | (1.320.319) | (155.835) | (1.476.154) |
| **Flusso finanziario netto di periodo (A + B + C + D)** | **241.329** | **15.889** | **257.218** | **(7.829)** | **249.389** |
| **Posizione finanziaria netta di fine periodo** | **(967.496)** | **(95.605)** | **(1.063.101)** | **(163.664)** | **(1.226.765)** |
| Variazione riserva straordinaria per compensazione imposta sostitutiva | – | – | – | – | – |
| Variazione "Altri debiti" per imposta sostitutiva | – | – | – | – | – |

## Stato Patrimoniale Consolidato *Pro-Forma* Combinato relativo all'esercizio chiuso al 31 dicembre 2000

| (Milioni di Lire) | De'Longhi *Pro-Forma* 2000 | Kenwood *Pro-Forma* 2000 | Aggregato 2000 | Rettifiche 2000 | *Pro-Forma* Combinato 2000 |
|---|---|---|---|---|---|
| **Crediti verso soci** | - | - | - | - | - |
| Differenza di consolidamento | 545.343 | 35.127 | 580.470 | 71.470 | 651.940 |
| Altre immobilizzazioni immateriali | 203.123 | - | 203.123 | - | 203.123 |
| Immobilizzazioni materiali nette | 344.097 | 39.436 | 383.533 | - | 383.533 |
| Immobilizzazioni finanziarie | 17.678 | - | 17.678 | - | 17.678 |
| **Totale attività immobilizzate** | **1.110.241** | **74.563** | **1.184.804** | **71.470** | **1.256.274** |
| Crediti verso clienti | 615.735 | 142.724 | 758.459 | - | 758.459 |
| Rimanenze finali | 370.539 | 95.172 | 465.711 | - | 465.711 |
| Altre attività correnti | 138.741 | 14.846 | 153.587 | 18.584 | 172.171 |
| Debiti verso fornitori | (357.813) | (72.611) | (430.424) | - | (430.424) |
| Altre passività correnti | (129.008) | (57.623) | (186.631) | - | (186.631) |
| **Capitale circolante netto** | **638.194** | **122.508** | **760.702** | **18.584** | **779.286** |
| **Totale mezzi impiegati** | **1.748.435** | **197.071** | **1.945.506** | **90.054** | **2.035.560** |
| Trattamento di fine rapporto | 37.525 | 3.050 | 40.575 | - | 40.575 |
| Fondi per rischi ed oneri | 51.235 | 7.859 | 59.094 | - | 59.094 |
| **Totale passività a lungo termine e fondi** | **88.760** | **10.909** | **99.669** | **-** | **99.669** |
| Disponibilità liquide e altre attività finanziarie a breve termine | (135.979) | (11.591) | (147.570) | - | (147.570) |
| Debiti onerosi a breve termine | 54.336 | 109.490 | 163.826 | 23.487 | 187.313 |
| Debiti onerosi a medio lungo termine | 519.143 | 5.029 | 524.172 | 148.006 | 672.178 |
| Debito per acquisto partecipazioni | 504.714 | - | 504.714 | - | 504.714 |
| Debiti (al netto dei crediti) *Pro-Forma* | (6.900) | - | (6.900) | - | (6.900) |
| **Posizione finanziaria netta** | **935.314** | **102.928** | **1.038.242** | **171.493** | **1.209.735** |
| Capitale sociale | 650.587 | 12.279 | 662.866 | (12.279) | 650.587 |
| Altre riserve | 27.252 | 89.463 | 116.715 | (89.463) | 27.252 |
| Riserva per *Pro-Forma* | 4.345 | - | 4.345 | 25.494 | 29.839 |
| Risultato dell'esercizio | 41.540 | (18.508) | 23.032 | (5.191) | 17.841 |
| **Totale patrimonio netto del Gruppo** | **723.724** | **83.234** | **806.958** | **(81.439)** | **725.519** |
| Patrimonio netto di terzi | 637 | - | 637 | - | 637 |
| **Totale patrimonio netto** | **724.361** | **83.234** | **807.595** | **(81.439)** | **726.156** |
| **Totale mezzi di terzi e mezzi propri** | **1.748.435** | **197.071** | **1.945.506** | **90.054** | **2.035.560** |
| **Conti d'ordine** | **24.254** | **-** | **24.254** | **-** | **24.254** |

Conto Economico Consolidato *Pro-Forma* Combinato relativo all'esercizio chiuso al 31 dicembre 2000

| (Milioni di Lire) | De'Longhi *Pro-Forma* 2000 | Kenwood *Pro-Forma* 2000 | Aggregato 2000 | Rettifiche 2000 | *Pro-Forma* Combinato 2000 |
|---|---|---|---|---|---|
| Ricavi delle vendite e delle prestazioni | 1.561.334 | 481.377 | 2.042.711 | – | 2.042.711 |
| Altri ricavi e proventi | 23.158 | 6.312 | 29.470 | – | 29.470 |
| **Totale ricavi** | **1.584.492** | **487.689** | **2.072.181** | **–** | **2.072.181** |
| Consumi di materie prime sussidiarie e di consumo | 714.053 | 312.212 | 1.026.265 | – | 1.026.265 |
| Costi per servizi (*) | 369.142 | 81.689 | 450.831 | – | 450.831 |
| Oneri diversi di gestione | 10.867 | | 10.867 | – | 10.867 |
| **Valore aggiunto** | **490.430** | **93.788** | **584.218** | **–** | **584.218** |
| Costo del lavoro | 235.795 | 55.012 | 290.807 | – | 290.807 |
| **Margine operativo lordo** | **254.635** | **38.776** | **293.411** | **–** | **293.411** |
| Ammortamenti | 75.030 | 19.045 | 94.075 | – | 94.075 |
| *Ammortamento differenza consolidamento* | 30.252 | 10.298 | 40.550 | 3.573 | 44.123 |
| Accantonamenti e svalutazioni | 17.806 | – | 17.806 | – | 17.806 |
| **Risultato operativo** | **131.547** | **9.433** | **140.980** | **(3.573)** | **137.407** |
| Proventi (oneri) finanziari | (45.418) | (15.609) | (61.027) | (7.829) | (68.856) |
| Proventi da partecipazione e titoli | 8.321 | – | 8.321 | – | 8.321 |
| Gestione straordinaria | 4.707 | (9.227) | (4.520) | – | (4.520) |
| **Risultato ante imposte** | **99.157** | **(15.403)** | **83.754** | **(11.402)** | **72.352** |
| Imposte | 57.413 | 3.105 | 60.518 | (6.211) | 54.307 |
| **Risultato netto dell'esercizio** | **41.744** | **(18.508)** | **23.236** | **(5.191)** | **18.045** |
| Risultato di pertinenza di terzi | (204) | – | (204) | – | (204) |
| **Risultato netto di pertinenza del Gruppo** | **41.540** | **(18.508)** | **23.032** | **(5.191)** | **17.841** |

(*) I "Costi per servizi" sono comprensivi delle voci del *Pro-Forma* "Prestazioni di servizi" e "Costi per godimento beni di terzi".

## Rendiconto finanziario Consolidato *Pro-Forma* Combinato relativo all'esercizio chiuso al 31 dicembre 2000

| (Milioni di Lire) | De'Longhi *Pro-Forma* 2000 | Kenwood *Pro-Forma* 2000 | Aggregato 2000 | Rettifiche 2000 | *Pro-Forma* Combinato 2000 |
|---|---|---|---|---|---|
| Risultato netto di esercizio | 41.540 | (18.508) | 23.032 | (5.191) | 17.841 |
| Ammortamenti | 105.282 | 29.343 | 134.625 | 3.573 | 138.198 |
| Accantonamenti e svalutazioni al netto utilizzi | 7.106 | (17.640) | (10.534) | - | (10.534) |
| **Flussi finanziari generati (assorbiti) dalla gestione corrente (A)** | **153.928** | **(6.805)** | **147.123** | **(1.618)** | **145.505** |
| Variazioni delle attività e passività del periodo: | | | | | |
| Crediti verso clienti | (57.883) | (6.643) | (64.526) | - | (64.526) |
| Rimanenze finali | (80.957) | (3.245) | (84.202) | - | (84.202) |
| Altre attività correnti | (7.855) | (938) | (8.793) | (6.211) | (15.004) |
| Debiti verso fornitori | 20.877 | 4.042 | 24.919 | - | 24.919 |
| Altre passività correnti | 22.191 | (1.977) | 20.214 | - | 20.214 |
| **Flussi finanziari generati (assorbiti) da movimenti di capitale circolante (B)** | **(103.627)** | **(8.761)** | **(112.388)** | **(6.211)** | **(118.599)** |
| Investimenti netti in immobilizzazioni immateriali | (6.508) | - | (6.508) | - | (6.508) |
| Investimenti netti in immobilizzazioni materiali | (50.662) | 12.164 | (38.498) | - | (38.498) |
| Investimenti netti in immobilizzazioni finanziarie | 19.138 | - | 19.138 | - | 19.138 |
| **Flussi finanziari generati (assorbiti) da attività di investimento (C)** | **(38.032)** | **12.164** | **(25.868)** | **-** | **(25.868)** |
| Aumento capitale sociale | - | - | - | - | - |
| Variazioni nella riserva *Pro-Forma* e di conversione | 19.913 | (3.922) | 15.991 | - | 15.991 |
| **Flussi finanziari generati (assorbiti) dai movimenti di patrimonio netto (D)** | **19.913** | **(3.922)** | **15.991** | **-** | **15.991** |
| **Flusso finanziario netto di periodo (A + B + C + D)** | **32.182** | **(7.324)** | **24.858** | **(7.829)** | **17.029** |
| Posizione finanziaria netta di inizio periodo | (967.496) | (95.605) | (1.063.101) | (163.664) | (1.226.765) |
| **Flusso finanziario netto di periodo (A + B + C + D)** | **32.182** | **(7.324)** | **24.858** | **(7.829)** | **17.029** |
| **Posizione finanziaria netta di fine periodo** | **(935.314)** | **(102.929)** | **(1.038.243)** | **(171.493)** | **(1.209.736)** |
| Variazione riserva straordinaria per compensazione imposta sostitutiva | (44.077) | - | (44.077) | - | (44.077) |
| Variazione "Altri debiti" per imposta sostitutiva | 44.077 | - | 44.077 | - | 44.077 |

# V. INFORMAZIONI RELATIVE ALL'ANDAMENTO RECENTE E ALLE PROSPETTIVE DI DE'LONGHI S.p.A.

## 5.1 FATTI DI RILIEVO VERIFICATISI DOPO IL 31 MARZO 2001

Gli eventi di rilievo verificatisi in data successiva al 31 marzo 2001 possono essere riassunti come segue:

- In data 18 aprile 2001, l'Assemblea dei soci ha deliberato un aumento di capitale sociale a pagamento per un importo di 250.587 milioni di Lire sottoscritto ed interamente versato dagli attuali azionisti di De'Longhi S.p.A. La medesima Assemblea ha altresì deliberato il raggruppamento delle azioni emesse mediante aumento del loro valore nominale ad Euro 3. A seguito di tale operazione il capitale sociale della Società ammonta ad Euro 336.000.000, suddiviso in 112.000.000 azioni ordinarie del valore nominale di Euro 3 cadauna (*cfr.* Capitolo IV, Paragrafo 4.1.1 lettera E).
- In data 23 aprile 2001, conformemente a quanto previsto dal piano di rimborso, è stata pagata la seconda rata, pari a 320.600 milioni di Lire, relativa al debito per le acquisizioni avvenute in data 28 dicembre 2000 (*cfr.* Capitolo IV, Paragrafo 4.1.1). L'ultima rata prevista dal piano di rimborso sarà pagata entro il 31 dicembre 2001, senza addebito di interessi.
- In data 24 maggio 2001 si è conclusa la procedura avente per oggetto l'acquisto delle azioni non apportate all'offerta pubblica di acquisto sul 100% del capitale della Kenwood Appliances plc (*cfr.* Capitolo I, Paragrafo 1.2.1.c e Capitolo VIII, Paragrafo 8.2). Anteriormente alla suddetta data, il numero di azioni detenute da De'Longhi Pinguino S.A. rappresentava il 99,28% dell'intero capitale sociale di Kenwood Appliances plc. In seguito alla conclusione della procedura di acquisto obbligatorio delle partecipazioni degli azionisti di minoranza, il Gruppo ha raggiunto il controllo totalitario di Kenwood Appliances plc. Dalla data del 17 aprile 2001 la società non è più quotata al *London Stock Exchange*.

## 5.2 DATI FINANZIARI RELATIVI AL PRIMO TRIMESTRE 2001

Nel presente paragrafo e in quelli successivi sono esposti i dati relativi al primo trimestre 2001, confrontati con i dati patrimoniali al 31 dicembre 2000 e con i dati economici relativi al primo trimestre 2000.

I suddetti dati sono stati predisposti sulla base dell'effettiva area di consolidamento esistente a ciascuna data di riferimento e pertanto non riflettono le ipotesi utilizzate per la redazione dei Bilanci Consolidati *Pro-Forma* e dei Bilanci Consolidati *Pro-Forma* Combinati presentati nei Capitoli IV e IV *bis*. In particolare:

- i dati relativi al primo trimestre 2001 non includono l'effetto dell'aumento di capitale, avvenuto in data 18 aprile 2001, e delle altre operazioni successive al 31 marzo, descritte nel paragrafo precedente. Tali dati comprendono le voci di conto economico del Gruppo Kenwood per l'intero trimestre di riferimento. La quota di risultato di periodo di competenza della precedente compagine societaria (periodo 1° gennaio 2001-28 febbraio 2001) è stata portata a variazione della voce "Gestione straordinaria", avendo il Gruppo raggiunto il controllo della partecipata a fine febbraio 2001. Pertanto il risultato netto del periodo include quello di Kenwood per un solo mese;
- i dati relativi al 31 marzo 2000 (conto economico) non includono le grandezze relative alle società acquisite successivamente a tale data, ed i relativi effetti di consolidamento;

- i dati relativi al 31 dicembre 2000 (stato patrimoniale e rendiconto finanziario) sono stati predisposti tenendo conto delle acquisizioni effettuate nel corso dell'esercizio 2000.

Al fine di poter effettuare un'analisi su base omogenea dell'andamento economico del primo trimestre 2001, rispetto allo stesso periodo dell'anno precedente, si è ritenuto pertanto opportuno presentare separatamente i dati relativi:

1. alle società incluse nel perimetro di consolidamento al 31 marzo 2000 (di seguito denominato "Consolidato De'Longhi S.p.A.") e dettagliate nella tabella sotto riportata;

| Denominazione | Sede | | Capitale sociale | Quota posseduta |
|---|---|---|---|---|
| ARIAGEL S.p.A. | Candiolo (TO) | Lire | 1.500.000.000 | 80% |
| LA SUPERCALOR S.p.A. | Seregno (MI) | Lire | 1.000.000.000 | 95% |
| SIMAC-VETRELLA S.p.A. | Cazzago di Pianiga (VE) | Lire | 3.000.000.000 | 100% |
| EFFEPLAST S.r.l. | Gorgo al Monticano (TV) | Lire | 700.000.000 | 100% |
| DE'LONGHI PINGUINO S.A. | Lussemburgo (L) | EUR | 26.500.000 | 100% |
| DE'LONGHI AMERICA Inc. | Saddle Brook (USA) | USD | 9.100.000 | 100% |
| DE'LONGHI Ltd | Wellingborough (G.B.) | GBP | 4.000.000 | 100% |
| DE'LONGHI FRANCE S.a.r.l. | Asnieres Cedex (F) | FF | 18.000.000 | 100% |
| DE'LONGHI NEDERLAND B.V. | DB Leiden (NL) | NLG | 500.000 | 100% |
| DE'LONGHI CANADA Inc. | Mississauga (CAN) | CAD | 1 | 100% |
| E-SERVICES S.r.l. | Treviso | EUR | 50.000 | 51% |
| DE'LONGHI JAPAN Corp. | Tokyo (JAP) | JPY | 50.000.000 | 100% |
| DE'LONGHI DEUTSCHLAND GmbH | Mainhausent (D) | DM | 4.000.000 | 100% |
| DE'LONGHI CLIMA POLSKA Sp.zo.o | Varsavia (P) | PLZ | 4.000 | 100% |
| VES HEIZTECHNIK VERTRIEB GmbH | Norimberga (D) | DM | 50.000 | 100% |
| NAUTA S.r.l. | Treviso | Lire | 150.000.000 | 100% |
| ONTARIO Ltd | Mississauga (CAN) | CAD | 100.000.000 | 100% |
| DE'LONGHI CANADA DISTRIBUTORS Inc. | Mississauga (CAN) | CAD | 1 | 100% |
| DE'LONGHI RADIATORS S.r.l. | Treviso | Lire | 201.000.000 | 100% |
| SILE CORPI SCALDANTI S.r.l. | Fossalta di Piave (VE) | Lire | 180.000.000 | 92% |

2. alle società acquisite in data 28 dicembre 2000 (*cfr.* Capitolo IV, Paragrafo 4.1.1);

3. al Gruppo Kenwood, la cui acquisizione si è perfezionata attraverso un'offerta pubblica di acquisto conclusasi il 24 maggio 2001;

4. alle rettifiche di consolidamento operate in relazione alle acquisizioni di cui ai punti 2) e 3) soprariportati.

I commenti relativi alle variazioni dei dati economici al 31 marzo 2001, rispetto al corrispondente periodo dell'esercizio 2000, sono stati formulati facendo riferimento ai soli dati di cui al precedente punto 1). Ciò in quanto si tratta dell'aggregazione più significativa e compiutamente confrontabile.

## Conto Economico Consolidato

| (Milioni di Lire) | 31 marzo 2000 | 31 marzo 2001 | | | | |
|---|---|---|---|---|---|---|
| | Consolidato De'Longhi S.p.A. | Consolidato De'Longhi S.p.A. | Società acquisite dopo il 31 marzo 2000 | Gruppo Kenwood | Amm.ti diff. Cons. Soc. acquisite | Totale consolidato |
| Ricavi delle vendite e delle prestazioni | 211.820 | 253.613 | 89.249 | 124.324 | - | 467.186 |
| Altri ricavi e proventi | 6.493 | 4.489 | 478 | - | - | 4.967 |
| **Totale ricavi** | **218.313** | **258.102** | **89.727** | **124.324** | **-** | **472.153** |
| Consumi di materie prime, sussidiarie e di consumo | (91.577) | (104.680) | (45.739) | (89.449) | - | (239.868) |
| Costi per servizi e godimento beni di terzi | (64.604) | (69.503) | (14.952) | (18.392) | - | (102.847) |
| Oneri diversi di gestione | (3.366) | (2.660) | (263) | - | - | (2.923) |
| **Valore aggiunto** | **58.766** | **81.259** | **28.773** | **16.483** | **-** | **126.515** |
| Costo del lavoro | (40.942) | (45.399) | (15.181) | (13.333) | - | (73.913) |
| **Margine operativo lordo** | **17.824** | **35.860** | **13.592** | **3.150** | **-** | **52.602** |
| Ammortamenti | (13.946) | (14.507) | (4.583) | (4.169) | - | (23.259) |
| Ammortamento diff. di consolidamento | (455) | (471) | (843) | (2.479) | (6.563) | (10.356) |
| Accantonamenti e svalutazioni | (2.356) | (1.483) | (237) | 1.919 | - | 199 |
| **Risultato operativo** | **1.067** | **19.399** | **7.929** | **(1.579)** | **(6.563)** | **19.186** |
| Proventi (oneri) finanziari | (11.640) | (7.306) | (3.885) | (4.034) | - | (15.225) |
| Gestione straordinaria | (68) | 12 | 41 | 2.545 | - | 2.598 |
| **Risultato ante imposte** | **(10.641)** | **12.105** | **4.085** | **(3.068)** | **(6.563)** | **6.559** |
| Imposte sul reddito | (1.774) | (3.895) | (1.376) | 533 | - | (4.738) |
| **Risultato netto dell'esercizio** | **(12.415)** | **8.210** | **2.709** | **(2.535)** | **(6.563)** | **1.821** |
| Risultato di pertinenza dei terzi | - | - | - | - | - | - |
| **Risultato netto di pertinenza del Gruppo** | **(12.415)** | **8.210** | **2.709** | **(2.535)** | **(6.563)** | **1.821** |

### 5.2.1 Commenti al conto economico al 31 marzo 2001 del consolidato De'Longhi S.p.A. (escluse società acquisite di cui ai punti 2) e 3) sopra descritti)

| (Milioni di Lire) | Consolidato De'Longhi S.p.A. | | | | |
|---|---|---|---|---|---|
| | 31 marzo 2000 | % | 31 marzo 2001 | % | Variazione % |
| Ricavi delle vendite e delle prestazioni | 211.820 | | 253.613 | | 19,7% |
| Altri ricavi e proventi | 6.493 | | 4.489 | | -30,9% |
| **Totale ricavi** | **218.313** | **100,0%** | **258.102** | **100,0%** | **18,2%** |
| Consumi di materie prime, sussidiarie e di consumo | (91.577) | -41,9% | (104.680) | -40,6% | 14,3% |
| Costi per servizi e godimento beni di terzi | (64.604) | -29,6% | (69.503) | -26,9% | 7,6% |
| Oneri diversi di gestione | (3.366) | -1,5% | (2.660) | -1,0% | -21,0% |
| **Valore aggiunto** | **58.766** | **26,9%** | **81.259** | **31,5%** | **38,3%** |
| Costo del lavoro | (40.942) | -18,8% | (45.399) | -17,6% | 10,9% |
| **Margine operativo lordo** | **17.824** | **8,2%** | **35.860** | **13,9%** | **101,2%** |
| Ammortamenti | (13.946) | -6,4% | (14.507) | -5,6% | 4,0% |
| Ammortamento diff. di consolidamento | (455) | -0,2% | (471) | -0,2% | 3,5% |
| Accantonamenti e svalutazioni | (2.356) | -1,1% | (1.483) | -0,6% | -37,1% |
| **Risultato operativo** | **1.067** | **0,5%** | **19.399** | **7,5%** | **1718,1%** |
| Proventi (oneri) finanziari | (11.640) | -5,3% | (7.306) | -2,8% | -37,2% |
| Gestione straordinaria | (68) | 0,0% | 12 | 0,0% | N/A |
| **Risultato ante imposte** | **(10.641)** | **-4,9%** | **12.105** | **4,7%** | **N/A** |
| Imposte sul reddito | (1.774) | -0,8% | (3.895) | -1,5% | 119,6% |
| **Risultato netto dell'esercizio** | **(12.415)** | **-5,7%** | **8.210** | **3,2%** | **N/A** |
| Risultato di pertinenza dei terzi | – | – | – | – | – |
| **Risultato netto di pertinenza del gruppo** | **(12.415)** | **-5,7%** | **8.210** | **3,2%** | **N/A** |

Il confronto dei dati economici al 31 marzo 2001 con i dati del corrispondente periodo dell'anno precedente risente dell'inclusione nel conto economico al 31 marzo 2000 di De'Longhi Radiators S.r.l., società successivamente ceduta (*cfr.* Capitolo IV, Paragrafo 4.1.1 Lettere C, D), i cui effetti al 31 marzo 2001 sono inclusi nell'aggregato di cui al punto 2). Nel commento che segue, relativamente al totale ricavi, si fa riferimento a dati al 31 marzo 2000 depurati degli effetti relativi alla medesima De'Longhi Radiators S.r.l. per tener conto di quanto sopra descritto.

Nel corso del 2000 sono state inoltre cedute Nauta S.r.l., Ontario Inc. e De'Longhi Canada Distributors Inc., il cui contributo ai ricavi consolidati non era significativo. Pertanto non si è ritenuto necessario depurare i dati al 31 marzo 2000 di tali effetti.

#### *Totale ricavi*

I ricavi di vendita a perimetro omogeneo sono cresciuti nel primo trimestre 2001 di 66.502 milioni di Lire (+34,7%) rispetto al corrispondente periodo dell'anno precedente (+18,2% includendo nel 2000 i ricavi di De'Longhi Radiators S.r.l.).

L'andamento dei ricavi di vendita, esaminati per linea di *business* e per area geografica, è evidenziato nelle seguenti tabelle:

## *Linee di business*

| (Milioni di Lire) | 31 marzo 2000 Totale | 31 marzo 2000 confrontabile (1) (a) | 31 marzo 2001 (b) | Variazione (b – a) |
|---|---|---|---|---|
| **Linea di *business*** | | | | |
| Riscaldamento | 46.268 | 20.233 | 44.600 | 120,4% |
| Condizionamento e trattamento dell'aria | 48.542 | 48.542 | 65.931 | 35,8% |
| Cottura e preparazione cibi | 80.127 | 80.127 | 105.504 | 31,7% |
| Pulizia della casa e stiro | 27.405 | 27.405 | 25.107 | -8,4% |
| Altro (2) | 15.971 | 15.292 | 16.960 | 10,9% |
| **Totale ricavi** | **218.313** | **191.599** | **258.102** | **34,7%** |

(1) Esclude De'Longhi Radiators S.r.l.

(2) La linea "Altro" include i ricavi delle vendite di accessori, ricambi, materie prime, semilavorati e rottami, nonché i ricavi delle prestazioni di servizi, le sopravvenienze e plusvalenze attive, i recuperi trasporti ed altri ricavi diversi.

## *Mercati*

| (Milioni di Lire) | 31 marzo 2000 Totale | 31 marzo 2000 confrontabile (1) (a) | 31 marzo 2001 (b) | Variazione (b – a) |
|---|---|---|---|---|
| **Area geografica** | | | | |
| Italia | 85.758 | 83.097 | 101.956 | 22,7% |
| Regno Unito | 18.655 | 17.213 | 29.449 | 71,1% |
| Resto d'Europa | 57.082 | 35.208 | 44.076 | 25,2% |
| USA, Canada, Messico | 25.046 | 25.046 | 31.576 | 26,1% |
| Giappone | 11.907 | 11.816 | 13.238 | 12,0% |
| Resto del mondo | 19.865 | 19.219 | 37.807 | 96,7% |
| **Totale ricavi** | **218.313** | **191.599** | **258.102** | **34,7%** |

(1) Esclude De'Longhi Radiators S.r.l.

## *Riscaldamento*

L'incremento dei ricavi della linea riscaldamento pari a 24.367 milioni di Lire (+120,4%) è dovuto principalmente alla forte crescita delle vendite di termoradiatori ad olio, prevalentemente nel Regno Unito, in Giappone e nell'Emisfero Sud. Tale dinamica beneficia di un fine stagione invernale particolarmente favorevole.

## *Condizionamento e trattamento dell'aria*

L'incremento dei ricavi nella linea condizionamento e trattamento dell'aria, pari a 17.389 milioni di Lire (+35,8%) è dovuto al buon avvio della campagna di vendita del condizionamento portatile e alla crescita dei prodotti della linea del trattamento dell'aria.

### *Cottura e preparazione dei cibi*

L'incremento dei ricavi, pari a 25.377 milioni di Lire (+31,7%), è dovuto, in particolare, alla forte crescita delle vendite di macchine da caffè in Italia, in Giappone e negli Stati Uniti, di friggitrici nel Regno Unito e negli Stati Uniti d'America ed in generale dei prodotti per la cottura tanto in Italia che all'estero.

### *Pulizia della casa e stiro*

Il decremento di 2.298 milioni di Lire (-8,4%) nella linea di *business* pulizia della casa e stiro è prevalentemente dovuto al posticipo del lancio delle nuove famiglie delle scope elettriche e alle difficoltà di mercato che stanno riguardando i prodotti a vapore tradizionali. Si segnala che, alla data di redazione del Prospetto Informativo, il Gruppo ha lanciato nel mercato una nuova famiglia di scope elettriche ad elevata efficienza. I ricavi relativi ai prodotti per lo stiro e al nuovo estrattore a vapore multifunzione ("Triplo Simac") hanno registrato, nel periodo, un buon andamento.

### *Consumi di materie prime, sussidiarie e di consumo*

I costi per consumi di materie prime, sussidiarie e di consumo hanno visto nel primo trimestre 2001 un incremento rispetto al corrispondente periodo dell'anno precedente del 14,3% con una riduzione dell'incidenza percentuale sul totale ricavi dal 41,9% al 40,6%. Tale riduzione è riconducibile in prevalenza ad un migliore *mix* di vendita, che si è evoluto verso prodotti, come quelli del riscaldamento, caratterizzati da margini più elevati.

### *Costi per prestazioni di servizi*

I costi per prestazioni di servizi sono cresciuti nel primo trimestre 2001 del 7,6% rispetto al corrispondente periodo dell'anno precedente, con una riduzione in termini percentuali rispetto al totale dei ricavi dal 29,6% al 26,9%, beneficiando del consistente incremento delle vendite. È proseguito nel periodo in oggetto l'impegno del Gruppo sul fronte delle spese per pubblicità e promozioni a supporto della dinamica commerciale, per le quali è peraltro prevista un'ulteriore intensificazione nei prossimi mesi.

### *Costo del lavoro*

Il costo del lavoro è passato da 40.942 milioni di Lire nei primi tre mesi del 2000 a 45.399 milioni di Lire nel corrispondente periodo del 2001, registrando un incremento del 10,9% con una riduzione percentuale sul totale dei ricavi di vendita dal 18,8% del 2000 al 17,6% dei primi tre mesi del 2001.

### *Risultato operativo*

Il risultato operativo è passato da 1.067 milioni di Lire nei primi tre mesi del 2000 a 19.399 milioni di Lire nel corrispondente periodo del 2001, con un'incidenza in termini percentuali sui ricavi passata dallo 0,5% del primo trimestre del 2000 al 7,5% del primo trime-

stre 2001. L'elevato incremento delle vendite ha consentito un assorbimento particolarmente significativo dei costi fissi, i quali presentano, nel primo trimestre, una maggior incidenza sul fatturato rispetto agli altri periodi dell'anno.

Si segnala che il contributo di De'Longhi Radiators S.r.l. al risultato operativo al 31 marzo 2000, è stato pari a circa 2 miliardi di Lire.

*Proventi (oneri) finanziari*

Gli oneri finanziari netti, comprensivi anche degli utili e perdite su cambi e relativi contratti di copertura, sono diminuiti di 4.335 milioni di Lire (–37,2%) rispetto al corrispondente periodo dell'anno precedente. I maggiori utili realizzati a fronte di operazioni di copertura hanno compensato l'incremento degli oneri finanziari derivante dall'aumento, pari a circa 1 punto percentuale, dei tassi di interesse e dal maggiore indebitamento dovuto all'acquisizione di Kenwood Appliances plc.

*Risultato netto*

Il risultato netto passa da una perdita di 12.415 milioni di Lire nel primo trimestre del 2000 ad un utile di 8.210 milioni di Lire nel primo trimestre del 2001 con un incidenza percentuale sul totale ricavi che passa dal –5,7% al 3,2%. L'incremento del risultato è interamente attribuibile al positivo andamento della gestione caratteristica.

### 5.2.2 Commenti al conto economico al 31 marzo 2001 del consolidato totale (incluse società acquisite di cui ai punti 2) e 3) sopra descritti)

Il conto economico totale consolidato al 31 marzo 2001 si compone di quello del Gruppo De'Longhi S.p.A., precedentemente commentato, e da quelli delle società acquisite nel corso del 2000 e del 2001. In particolare, come già evidenziato nel Capitolo I del Prospetto Informativo, le società acquisite nel 2000 sono attive nelle linee di *business* della cottura e preparazione dei cibi, del riscaldamento e del condizionamento, mentre il Gruppo Kenwood è attivo nelle linee di *business* della cottura e preparazione dei cibi e della pulizia della casa.

Con riferimento alle società acquisite nel corso del 2000, il loro apporto al conto economico totale consolidato è positivo, con ricavi per 89,7 miliardi di Lire, in crescita rispetto al medesimo periodo dell'anno precedente, un margine operativo lordo pari al 15,1% sul totale ricavi, un risultato operativo (dopo ammortamenti per 5.426 milioni di Lire) di 7.929 milioni di Lire con un'incidenza dell'8,8% sul totale dei ricavi. Tale buon risultato si riscontra anche dopo la gestione finanziaria e le imposte sul reddito.

Per quanto riguarda il Gruppo Kenwood, si segnala innanzitutto il buon andamento dei ricavi, con riferimento allo stesso periodo dell'esercizio precedente. Quanto alla dinamica della gestione reddituale occorre dire che, come per il Gruppo De'Longhi, il primo trimestre corrisponde al periodo dell'anno meno favorevole. Il risultato del Gruppo Kenwood è influenzato negativamente dalla voce "Ammortamento della differenza di consolidamento" per un importo di 2.479 milioni di Lire, relativo ad ammortamenti emergenti in seguito alla necessità di rielaborare il conto economico della società acquisita secondo principi contabili italiani. In assenza di tale componente il risultato operativo sarebbe positivo per circa 900 milioni di Lire.

Per quanto riguarda la gestione straordinaria, si segnala che ad essa concorrono componenti negative per 4,3 miliardi di Lire relative al sostanziale completamento del processo di ristrutturazione industriale che ha comportato il trasferimento della attività produttiva in Cina. La restante componente si riferisce alla eliminazione del risultato conseguito dal Gruppo Kenwood nel periodo antecedente l'acquisizione (dal 1° gennaio al 28 febbraio 2001).

Si segnala che, alla data del Prospetto Informativo, sono già maturate le condizioni per un miglioramento della redditività del Gruppo Kenwood, grazie ad una profonda revisione delle condizioni di acquisto ottenuta a decorrere dal 1° maggio del corrente esercizio.

Si sottolinea infine che la perdita del trimestre era prevista e che, non solo per effetto del miglioramento delle condizioni di acquisto sopracitato e delle altre sinergie previste dal piano di integrazione, ma anche grazie al compiuto effetto del piano di ristrutturazione posto in essere dal *management* della stessa Kenwood, si ritiene vi siano i presupposti per un miglioramento della gestione reddituale.

Nel complesso infine, per quanto riguarda il totale conto economico consolidato di Gruppo, si evidenzia come il primo trimestre corrisponda al periodo dell'anno meno favorevole per la gestione reddituale e che non è in alcun modo comparabile a quella dell'intero esercizio. Ciò è dovuto principalmente al fatto che due importanti componenti dei ricavi del Gruppo, la linea del riscaldamento e quella del condizionamento, non sono nel pieno delle rispettive stagioni di *business*. Per quanto riguarda infine le imposte sul reddito, l'apparente elevata incidenza delle stesse non è segnaletica dell'effettiva aliquota fiscale di Gruppo calcolata sull'intero anno, a causa dell'effetto distorsivo dell'imposta IRAP.

## 5.2.3 Stato patrimoniale consolidato al 31 marzo 2001

| (Milioni di Lire) | 31 dicembre 2000 | 31 marzo 2001 |
|---|---|---|
| **Crediti verso soci** | **-** | **-** |
| Differenza di consolidamento | 545.344 | 642.439 |
| Altre immobilizzazioni immateriali | 203.123 | 201.080 |
| Immobilizzazioni materiali nette | 344.097 | 381.242 |
| Immobilizzazioni finanziarie | 17.679 | 16.138 |
| **Capitale immobilizzato** | **1.110.243** | **1.240.899** |
| Crediti verso clienti | 615.735 | 638.191 |
| Rimanenze finali | 370.539 | 499.377 |
| Altre attività correnti | 141.294 | 199.908 |
| Debiti verso fornitori | (357.814) | (472.961) |
| Altre passività correnti | (158.390) | (231.640) |
| **Capitale circolante netto** | **611.364** | **632.875** |
| **Totale mezzi impiegati** | **1.721.607** | **1.873.774** |
| Trattamento di fine rapporto | 37.526 | 40.957 |
| Fondi per rischi ed oneri e Altre passività | 21.852 | 18.940 |
| **Totale passività a lungo termine e fondi** | **59.378** | **59.897** |
| Debiti onerosi a breve termine, netti | 169.055 | 197.573 |
| Debiti onerosi a medio lungo termine | 519.142 | 664.515 |
| Debito per acquisto partecipazioni | 504.604 | 478.904 |
| **Posizione finanziaria netta (*)** | **1.192.801** | **1.340.992** |
| Capitale sociale | 400.000 | 400.000 |
| Altre riserve | 40.812 | 70.428 |
| Risultato dell'esercizio | 27.980 | 1.821 |
| **Totale patrimonio netto del Gruppo** | **468.792** | **472.249** |
| Patrimonio netto di terzi | 636 | 636 |
| **Totale patrimonio netto** | **469.428** | **472.885** |
| **Totale mezzi di terzi e mezzi propri** | **1.721.607** | **1.873.774** |

(*) La voce non include l'aumento di capitale sociale effettuato in data 18 aprile 2001 (*cfr.* Paragrafo 5.1).

Le principali variazioni della situazione patrimoniale al 31 marzo 2001 rispetto al corrispondente periodo dell'anno precedente sono prevalentemente riconducibili all'acquisizione del Gruppo Kenwood.

Di seguito si evidenzia la composizione della posizione finanziaria netta, distinguendo tra onerosa e non onerosa:

| (Milioni di Lire) | 31 dicembre 2000 | 31 marzo 2001 |
|---|---|---|
| Posizione finanziaria netta v/Istituti di Credito ed altri finanziatori (onerosa) | 688.197 | 862.088 |
| Debito per acquisto partecipazioni (non oneroso) | 504.604 | 478.904 |
| **Posizione finanziaria netta totale** | **1.192.801** | **1.340.992** |

Il totale della posizione finanziaria netta non include gli effetti dell'aumento di capitale sociale di circa 250 miliardi di Lire, avvenuto in data 18 aprile 2001.

La posizione finanziaria netta verso Istituti di Credito ed altri finanziatori al 31 marzo 2001 comprende finanziamenti, per un ammontare di 143 miliardi di Lire, accesi a fronte dell'acquisizione del Gruppo Kenwood, nonché debiti, per un importo di circa 150 miliardi di Lire, costituiti da 56 miliardi di Lire relativi al Gruppo Kenwood e da 94 miliardi di Lire relativi alle altre società acquisite nel corso del 2000.

Il costo di acquisizione del Gruppo Kenwood è stato, successivamente al 31 marzo 2001, rifinanziato con un'operazione a medio termine con scadenza il 31 marzo 2006, che sarà rimborsata a partire dal 31 marzo 2003.

Il debito per acquisto di partecipazioni si è ridotto di circa 25,7 miliardi di Lire a seguito del pagamento della prima rata, avvenuto nel febbraio 2001, come previsto dal piano di rimborso.

### 5.2.4 Rendiconto finanziario

I flussi relativi alle società acquisite nel corso del 2000 sono inclusi nelle voci dalla A) alla D) del rendiconto finanziario del primo trimestre 2001. Il flusso netto relativo all'acquisto del Gruppo Kenwood è incluso nella voce E), mentre il risultato del Gruppo stesso è incluso nella voce "Risultato netto di esercizio" al punto A).

Nel rendiconto finanziario 2000 il flusso netto relativo alle sole acquisizioni avvenute nel 2000 è evidenziato nella voce E).

### Rendiconto finanziario

| (Milioni di Lire) | 2000 | I° trimestre 2001 |
|---|---|---|
| Risultato netto di esercizio | 27.980 | 1.821 |
| Ammortamenti | 60.193 | 26.654 |
| Accantonamenti e svalutazioni al netto utilizzi | 4.566 | -2.520 |
| **Flussi finanziari generati (assorbiti) dalla gestione corrente (A)** | **92.739** | **25.955** |
| Variazioni delle attività e passività del periodo: | | |
| Crediti verso clienti | (11.223) | 84.658 |
| Rimanenze finali | (71.464) | (57.029) |
| Debiti verso fornitori | 6.797 | 20.305 |
| Altre attività e passività correnti | 32.475 | (15.977) |
| **Flussi finanziari generati (assorbiti) da movimenti di capitale circolante (B)** | **(43.415)** | **31.957** |
| Investimenti netti in immobilizzazioni immateriali | (6.714) | (2.536) |
| Investimenti netti in immobilizzazioni materiali | (32.450) | (8.960) |
| Investimenti netti in immobilizzazioni finanziarie | 18.447 | 1.541 |
| **Flussi finanziari generati (assorbiti) da attività di investimento (C)** | **(20.717)** | **(9.955)** |
| Aumento capitale sociale | – | – |
| Variazioni nella riserva di conversione | (601) | (135) |
| **Flussi finanziari generati (assorbiti) dai movimenti di patrimonio netto (D)** | **(601)** | **(135)** |
| **Flusso finanziario netto relativo alla variazione dell'area di consolidamento (E)** | **(707.721)** | **(196.013)** |
| **Flusso finanziario netto di periodo (A + B + C + D + E)** | **(679.715)** | **(148.191)** |
| **Posizione finanziaria netta di inizio periodo** | **(513.086)** | **(1.192.801)** |
| Flusso finanziario netto di periodo (A + B + C + D + E) | (679.715) | (148.191) |
| **Posizione finanziaria netta di fine periodo** | **(1.192.801)** | **(1.340.992)** |

Il flusso finanziario netto del primo trimestre 2001, generato dalla gestione reddituale e da quella del capitale circolante, al netto dei flussi assorbiti dall'attività di investimento, ha generato un flusso netto di circa 48 miliardi di Lire. Nell'ambito della componente relativa ai movimenti di capitale circolante la variazione dei crediti verso clienti è spiegata in prevalenza dagli incassi delle vendite relative al periodo di fine anno, normalmente più elevate rispetto alla media, mentre l'incremento delle rimanenze finali è principalmente imputabile alla dinamica del flusso di produzione dei termoradiatori ad olio e dei prodotti per il condizionamento, che verranno venduti nei mesi successivi.

L'acquisizione di Kenwood Appliances plc ed il relativo indebitamento hanno comportato una variazione di circa 196 miliardi di Lire. Pertanto l'esposizione finanziaria netta è aumentata nel primo trimestre 2001 di circa 148 miliardi di Lire.

Con riferimento all'esercizio 2000 l'insieme dei flussi della gestione caratteristica è stato positivo per circa 28 miliardi di Lire, mentre a seguito delle acquisizioni effettuate nel corso del 2000, è emerso un fabbisogno relativo al costo delle stesse ed al relativo indebitamento pari a circa 708 miliardi di Lire. Quanto alla gestione caratteristica del medesimo esercizio, si mette in luce l'anomalo incremento relativo alle rimanenze finali in gran parte causato dallo sfavorevole andamento climatico della stagione estiva 2000, che ha comportato un aumento delle vendite inferiore alle attese.

### 5.3 EVOLUZIONE PREVEDIBILE DEI RISULTATI DELL'ESERCIZIO

Sulla base delle informazioni attualmente disponibili, quali i dati trimestrali al 31 marzo 2001, le indicazioni della rete di vendita e l'andamento della produzione, il *management* ha ragione di ritenere che l'esercizio in corso possa chiudersi con un andamento dei ricavi in crescita rispetto all'anno precedente. In particolare, sul fronte dei prodotti per il riscaldamento mobile, le prospettive sono di un incremento del fatturato anche grazie all'acquisizione di nuovi clienti negli Stati Uniti d'America. Per quanto riguarda la cottura e preparazione dei cibi, il condizionamento e trattamento dell'aria ci si attende una prosecuzione del buon andamento di crescita del mercato. Per la pulizia della casa e lo stiro, le previsioni sono di ottenere buoni risultati dai recenti lanci di nuovi prodotti e dai rinnovamenti di gamma.

Sul fronte della redditività, in assenza di tensioni sui prezzi di vendita o sui costi delle principali materie prime, tensioni al momento non previste, è ragionevole attendersi un miglioramento del margine operativo lordo grazie al contenuto incremento dei costi fissi.

È prevedibile, inoltre, un andamento in proporzione migliore sul risultato operativo, per effetto della riduzione dell'incidenza della voce ammortamenti, in particolar modo per quanto riguarda quelli connessi alle attività immateriali.

La posizione finanziaria netta migliorerà per effetto dell'aumento di capitale sociale pari a 250.587 milioni di Lire effettuato in data 18 aprile 2001, oltrechè delle azioni in corso volte alla riduzione del capitale circolante netto e descritte nel Capitolo I del Prospetto Informativo.

Più in generale, come precedentemente indicato, si ribadisce come l'andamento economico del primo trimestre sia strutturalmente meno favorevole rispetto a quello dell'intero esercizio e che pertanto è ragionevole attendersi un miglioramento dei principali indicatori di redditività calcolati su base annua.

Successivamente al 31 marzo 2001, ed in particolare al fine di conseguire rapidamente i vantaggi economici connessi alle rilevanti sinergie individuate nell'acquisizione del Gruppo Kenwood, sono stati attivati diversi gruppi di lavoro dedicati al conseguimento delle opportunità di crescita descritte nel Capitolo I, Paragrafo 1.2.1.c. I primi importanti risultati, di cui beneficeranno i trimestri successivi, sono stati già ottenuti sul fronte delle condizioni di acquisto con significative riduzioni di costo rese possibili dal confronto dei prezzi applicati ai due Gruppi.

# VI. INFORMAZIONI DI CARATTERE GENERALE SU DE'LONGHI E SUL CAPITALE SOCIALE

## 6.1 DENOMINAZIONE E FORMA GIURIDICA

La Società è denominata De'Longhi S.p.A. ed è costituita in forma di società per azioni.

## 6.2 SEDE SOCIALE E SEDE AMMINISTRATIVA

La Società ha sede legale ed amministrativa in Treviso, Via Lodovico Seitz, n. 47.

## 6.3 ESTREMI DELL'ATTO COSTITUTIVO

La Società è stata costituita in Lussemburgo tra i soci Finservice (Bahamas) Ltd e la Signora Romaine Scheifer-Gillen il 29 dicembre 1992, iscritta al registro di commercio e delle società in Lussemburgo, sezione B al n. 42612, con atto a rogito Notaio Marc Elter, pubblicato al Memoriale C numero 155 del 9 aprile 1993, nella forma di *société anonyme holding* sotto la denominazione sociale di "Dnepro International Holding S.A." e capitale sociale di Franchi belgi 1.250.000.

In data 16 giugno 1995, Giuseppe De'Longhi, per via diretta ed indiretta, ha acquistato l'intero capitale sociale di Dnepro International Holding S.A.

In data 19 giugno 1995, l'Assemblea Straordinaria di Dnepro International Holding S.A., con verbale a rogito Marc Elter, Notaio in Lussemburgo, Reg. n. 600/1995, volume 84S, foglio 68, *case* 12, ha modificato la denominazione della Società in "De'Longhi Finanziaria S.A." e convertito il capitale sociale in Lire.

In data 22 giugno 1995, l'Assemblea Straordinaria di De'Longhi Finanziaria S.A., con verbale a rogito Marc Elter, Reg. n. 626/1995 ha modificato la ragione sociale della Società in "De'Longhi Finanziaria S.p.A.", nonché deliberato il trasferimento della sede sociale a Milano, omologato dal Tribunale di Milano il 12 luglio 1995.

In data 27 luglio 1995, l'Assemblea Straordinaria di De'Longhi Finanziaria S.p.A., con verbale a rogito Luigi Arturo Miserocchi, Notaio in Milano, Rep. 58276, ha approvato il progetto di fusione per incorporazione di "ADS Zero Finanziaria S.p.A.", "Fina.del - Finanziaria De'Longhi S.r.l.", "Miralfin S.r.l." e "De'Longhi S.p.A." (società interamente possedute, per via diretta ed indiretta, dall'incorporante) in De'Longhi Finanziaria S.p.A., nonché il trasferimento della sede sociale a Treviso, via Lodovico Seitz, 47, con effetto dalla data di iscrizione della fusione.

In data 21 novembre 1995, l'Assemblea Straordinaria di De'Longhi Finanziaria S.p.A., con verbale a rogito Luigi Arturo Miserocchi, Notaio in Milano, Rep. 59283, ha deliberato la modifica della denominazione sociale in "De'Longhi S.p.A." con effetto dalla data di iscrizione della fusione di cui al 27 luglio 1995. Tale iscrizione è stata effettuata il 7 dicembre 1995.

## 6.4 Durata della Società

La Società ha durata fino al 31 dicembre 2100, salvo proroga per deliberazione assembleare.

## 6.5 Legislazione e foro competente in caso di controversia

La Società è costituita e disciplinata in base alla legge italiana. In caso di controversie il foro competente è quello di Treviso.

## 6.6 Estremi di iscrizione nel Registro delle Imprese e negli altri registri aventi rilevanza per legge

La Società è iscritta al n. 1476142 del Registro delle Imprese presso la C.C.I.A.A. di Treviso.

## 6.7 Oggetto sociale

L'oggetto sociale è definito all'art. 4 dello statuto vigente, che così dispone:

*"La Società ha per oggetto:*

*(i) l'attività di costruzione, lavorazioni metalmeccaniche e commercializzazione, tra cui senza limitazione, l'ideazione, progettazione, produzione, assemblaggio, e commercializzazione e vendita di apparecchi elettrodomestici, apparecchi elettrici ed elettronici, impianti civili od industriali per il trattamento dell'aria, il tutto anche mediante commissione a terzi. Tali attività possono essere esercitate sia direttamente sia mediante assunzione di partecipazioni in altre società comunque operanti nel settore;*

*(ii) il commercio all'ingrosso ed al minuto di prodotti inerenti all'attività di cui al primo comma;*

*(iii) la gestione, sia in proprio che per conto terzi, di esercizi e negozi inerenti all'attività di cui al precedente punto (i), sia in Italia che all'estero;*

*(iv) lo svolgimento di attività connesse o comunque utili al perseguimento dello scopo sociale, ivi comprese le attività pubblicitarie, informatiche, telematiche e multimediali, ed in genere le attività commerciali, finanziarie, immobiliari, di ricerca, formazione e consulenza purché connesse all'attività di cui ai precedenti punti;*

*(v) l'attività di assunzione di partecipazioni in genere, non finalizzata alla loro alienazione, comprensiva dell'attività di acquisizione, detenzione e gestione dei diritti, rappresentati o meno da titoli, sul capitale di altre imprese, e di coordinamento tecnico e finanziario degli enti nei quali siano state assunte partecipazioni;*

*(vi) l'attività di finanziamento, da esercitarsi esclusivamente nei confronti di società controllanti, controllate o collegate ai sensi dell'art. 2359 cod. civ. e controllate da una stessa controllante e comunque all'interno del gruppo, comprensiva detta attività della concessione di crediti ivi compreso il rilascio di garanzie sostitutive del credito e di impegni di firma ivi comprese le operazioni di acquisto di crediti, di rilascio di fideiussioni, avalli, aperture di credito documentario, accettazioni, girate, nonché impegni a concedere credito.*

*La società potrà inoltre compiere tutte le operazioni commerciali, finanziarie, industriali, mobiliari ed immobiliari, concedere fideiussioni, avalli, garanzie in genere anche a favore di terzi, operazioni tutte ritenute strumentali per il conseguimento dell'oggetto sociale.*

*Sono tassativamente escluse dall'oggetto sociale l'esercizio nei confronti del pubblico delle attività di cui all'art. 106 del D.Lgs. 385/93, le operazioni di raccolta di risparmio tra il pubblico e l'esercizio del credito nonché le attività riservate a soggetti iscritti in albi professionali."*

### 6.8 CONFORMITÀ DELLO STATUTO SOCIALE ALLE PRESCRIZIONI DEL D.LGS. N. 58/1998

Il vigente statuto sociale è stato modificato dall'Assemblea Straordinaria della Società con delibera in data 18 aprile 2001, a ministero Notaio Ada Stiz, Rep. n. 72537/15270, per adeguarne le disposizioni alla normativa vigente per le società con azioni quotate di cui al D.Lgs. n. 58/1998.

### 6.9 RECEPIMENTO DEL CODICE DI AUTODISCIPLINA DELLE SOCIETÀ QUOTATE PREDISPOSTO DAL COMITATO PER LA *CORPORATE GOVERNANCE* DELLE SOCIETÀ QUOTATE, PROMOSSO E ADOTTATO DALLA BORSA ITALIANA S.P.A.

Con l'Assemblea Straordinaria del 18 aprile 2001, la Società ha avviato il processo di adeguamento della struttura sociale alle disposizioni del Codice di Autodisciplina predisposto dal Comitato per la *corporate governance* delle società quotate, promosso ed adottato da Borsa Italiana S.p.A. A questo proposito, in particolare, lo statuto sociale, approvato dalla suddetta Assemblea, prevede un sistema di ripartizione dei poteri tra gli organi amministrativi, in base al quale specifiche materie, tra le quali la ratifica di operazioni significative con parti correlate, sono riservate all'esclusiva competenza del Consiglio di Amministrazione. Inoltre, l'Assemblea Ordinaria tenutasi lo stesso 18 aprile 2001 ha approvato un regolamento assembleare che disciplina l'ordinato e funzionale svolgimento dell'assemblea Ordinaria e Straordinaria della Società.

Nella medesima seduta, l'Assemblea Ordinaria ha nominato un Consiglio di Amministrazione composto da 7 membri, due dei quali sono amministratori indipendenti.

In data 18 aprile 2001, il Consiglio di Amministrazione ha adottato una "delibera quadro" al fine di un ulteriore adeguamento del sistema di governo societario dell'Emittente alle raccomandazioni del Codice di Autodisciplina. In tale occasione si è deliberato di: (i) nominare un Comitato per la remunerazione; (ii) nominare un Comitato per il controllo interno e per la *corporate governance*; (iii) nominare un responsabile delle relazioni con gli investitori istituzionali; e (iv) affidare al Presidente il compito di trasmettere ai Consiglieri la documentazione e le informazioni necessarie per consentire ai medesimi di conoscere gli elementi significativi della vita aziendale e, di conseguenza, esprimersi con consapevolezza sulle materie sottoposte al loro esame.

Per quanto riguarda la composizione e le competenze degli organi citati, il Comitato per la remunerazione – composto dall'Amministratore Delegato Stefano Beraldo e dagli amministratori indipendenti Giorgio Brunetti e Carlo Garavaglia – è incaricato di formulare proposte al Consiglio di Amministrazione per la remunerazione degli amministratori investiti di particolari cariche, nonché per la determinazione dei criteri per la remunerazione dell'alta direzione della Società.

Il Comitato per il controllo interno e per la *corporate governance* è invece composto dagli amministratori indipendenti Giorgio Brunetti e Carlo Garavaglia ed è tenuto, fra l'altro, a valutare l'adeguatezza del sistema di controllo interno e a vigilare sull'osservanza e sul periodico aggiornamento delle regole di *corporate governance*. Inoltre, l'Amministratore Delegato Stefano Beraldo ha nominato Daniele Faccioni, Responsabile dei sistemi informativi, quale soggetto preposto al Controllo Interno.

## 6.10 Capitale sociale

Alla data del Prospetto Informativo, il capitale sociale sottoscritto e versato è pari ad Euro 336.000.000 ed è rappresentato da n. 112.000.000 azioni ordinarie del valore nominale di Euro 3 cadauna. Le azioni sono nominative ed attribuiscono il diritto di voto nelle assemblee ordinarie e straordinarie nonché il diritto di partecipazione agli utili.

In data 18 aprile 2001 l'Assemblea Straordinaria della Società ha deliberato un aumento scindibile di capitale fino ad un massimo di Euro 501.492.540, mediante emissione di massime n. 55.164.180 Azioni ordinarie da Euro 3 cadauna, da porre al servizio dell'Offerta Globale.

Per la disciplina concernente l'acquisto ed il trasferimento delle Azioni si rinvia al Paragrafo 6.12 del presente Capitolo. Per le caratteristiche ed i diritti inerenti le Azioni si veda la Sezione Seconda, Capitolo VII, Paragrafo 7.2.

## 6.11 Evoluzione del capitale sociale nell'ultimo triennio

In data 27 dicembre 1999, l'Assemblea Straordinaria della Società, con verbale a rogito Ada Stiz, Notaio in Treviso, Rep. 69492, ha deliberato l'aumento del capitale sociale, mediante emissione di n. 100.000.000 Azioni, da Lire 300.000.000.000 a Lire 400.000.000.000, interamente sottoscritto e versato.

In data 18 aprile 2001 l'Assemblea Straordinaria della Società ha deliberato: (i) un aumento di capitale a pagamento al valore nominale riservato in opzione ai soci; (ii) la conversione del capitale in Euro; e (iii) il raggruppamento delle azioni emesse mediante aumento del loro valore nominale ad Euro 3 cadauna. A seguito di tale operazione il capitale sociale sottoscritto e versato risulta pari ad Euro 336.000.000, suddiviso in n. 112.000.000 azioni ordinarie del valore nominale di Euro 3 cadauna.

Oltre a quanto sopra descritto, nel corso dell'ultimo triennio non sono stati effettuati ulteriori aumenti di capitale. Per quanto riguarda l'aumento posto a servizio dell'Offerta Globale, si veda quanto descritto al precedente Paragrafo 6.10.

## 6.12 Disciplina di legge e statutaria concernente l'acquisto e il trasferimento degli strumenti finanziari oggetto di offerta pubblica

Tutte le azioni emesse dalla Società saranno assoggettate al regime di circolazione delle azioni emesse da società italiane con azioni quotate previsto dalle vigenti disposizioni di legge e di regolamento, ivi incluse quelle riguardanti la dematerializzazione degli strumenti finanziari di cui al D.Lgs. 24 giugno 1998 n. 213 e al Regolamento approvato con Deliberazione CONSOB 23 dicembre 1998 n. 11768.

Lo statuto della Società non stabilisce alcuna disciplina particolare con riferimento all'acquisto o al trasferimento degli strumenti finanziari oggetto della presente Offerta. Pertanto, alla data di inizio delle negoziazioni le Azioni oggetto dell'Offerta Globale saranno liberamente trasferibili, fatta solo eccezione per l'obbligo assunto da De'Longhi Soparfi S.A. nei confronti dei Coordinatori Globali a non effettuare operazioni di vendita o comunque qualsiasi atto di disposizione delle azioni della Società per un periodo di 180 giorni successivi alla data di inizio delle negoziazioni senza il preventivo consenso scritto dei Coordinatori Globali, che non potrà essere irragionevolmente negato (*cfr.* Sezione Terza, Capitolo XI, Paragrafo 11.19).

### 6.13 CAPITALE DELIBERATO E NON SOTTOSCRITTO E DELEGHE AGLI AMMINISTRATORI

In data 18 aprile 2001, l'Assemblea Straordinaria della Società ha deliberato, con atto a rogito Notaio Ada Stiz, Repertorio n. 72537/15270, iscritto nel Registro delle Imprese presso la C.C.I.A.A. di Treviso, il 24 aprile 2001, tra l'altro, di:

(i) aumentare a pagamento il capitale sociale, in via scindibile, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5° cod. civ., per un importo massimo di Euro 501.492.540, mediante emissione di un massimo di n. 55.164.180 azioni ordinarie del valore nominale di Euro 3, ad un prezzo unitario non inferiore ad un minimo di Euro 3,40, e quindi con un sovrapprezzo non inferiore ad Euro 0,40, aventi godimento regolare;

(ii) fermo restando il prezzo minimo di cui al precedente punto (i), delegare al Consiglio di Amministrazione – e per esso al Presidente con firma singola, ed al Vice Presidente ed all'Amministratore Delegato con firma tra loro congiunta – il potere di determinare, in prossimità dell'Offerta Globale, un prezzo minimo superiore a quello indicato, il prezzo massimo ed il prezzo di emissione;

(iii) delegare al Consiglio di Amministrazione – e per esso al Presidente con firma singola, ed al Vice Presidente ed all'Amministratore Delegato con firma tra loro congiunta – la facoltà di determinare condizioni, termini e modalità di offerta relative alle fattispecie indicate nei precedenti punti (i) e (ii).

La medesima Assemblea ha inoltre delegato al Consiglio di Amministrazione, ai sensi dell'art. 2443 cod. civ., per un periodo di cinque anni dalla data della delibera, la facoltà di aumentare a pagamento il capitale sociale, in via scindibile ai sensi dell'art. 2439 cod. civ., in una o più *tranche*, per un importo massimo di Euro 22.500.000 mediante emissione di massime n. 7.500.000 azioni ordinarie da nominali Euro 3 ciascuna, con sovrapprezzo minimo di Euro 0,40 ciascuna, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5° ed 8° cod. civ. Tali aumenti dovranno essere riservati all'attuazione di uno o più piani di incentivazione destinati a dirigenti e dipendenti della Società e delle sue controllate. L'Assemblea ha inoltre conferito delega al Consiglio affinché provveda: (i) ad identificare i beneficiari; (ii) a predisporre ed approvare le condizioni dei suddetti piani, determinando i tempi, modi e condizioni per l'attribuzione delle opzioni e per la sottoscrizione delle azioni; e (iii) a dare materiale esecuzione, nel rispetto delle condizioni e dei termini dei piani di incentivazione che verranno emanati, all'aumento di capitale riservato.

### 6.14 PARTECIPAZIONI DEI DIPENDENTI AL CAPITALE O AGLI UTILI

Alla data del Prospetto Informativo i dipendenti non partecipano né al capitale né agli utili della Società.

In data 12 giugno 2001, il Consiglio di Amministrazione, avvalendosi della delega descritta al Paragrafo 6.13, ha approvato un piano di incentivazione rivolto a dirigenti e dipendenti della Società e delle sue controllate finalizzato sia a riconoscere il ruolo avuto dai soggetti indicati nella crescita del Gruppo, sia a facilitare l'incentivazione e fidelizzazione della dirigenza e del personale.

Il Consiglio di Amministrazione ha pertanto deliberato di riservare ad alcuni dirigenti e dipendenti della Società e delle sue controllate - subordinatamente al raggiungimento di specifici obiettivi assegnati dalla Società, quali il perdurare del rapporto di lavoro ed il raggiungimento di determinati risultati in termini di EBITDA e di capitale circolante – massime n. 7.500.000 opzioni gratuite, personali e non trasferibili *inter vivos*. In caso di raggiungimento degli obiettivi sopra menzionati, ciascuna opzione attribuirà il diritto di sottoscrivere una azione ordinaria della Società ad un prezzo pari al Prezzo d'Offerta. Il piano prevede che le opzioni possano essere esercitate a scadenze diverse, ed in genere per il 50% delle opzioni assegnate a ciascun beneficiario a partire dal 1° gennaio 2004 e per il rimanente 50% a partire dal 1° gennaio 2005. Per quanto riguarda la ripartizione delle opzioni, complessivamente n. 1.665.000 opzioni sono state assegnate a Stefano Beraldo, in qualità di Direttore Generale, ed a Fabio De'Longhi, in qualità di Direttore Commerciale e *Marketing*.

Il regolamento del piano di incentivazione è messo a disposizione presso la Borsa Italiana S.p.A. e presso la sede della Società.

## 6.15 AZIONI PROPRIE

La Società non possiede, direttamente o indirettamente, azioni proprie.

## 6.16 AUTORIZZAZIONE DELL'ASSEMBLEA ALL'ACQUISTO DI AZIONI PROPRIE

In data 18 aprile 2001, l'Assemblea Ordinaria della Società ha deliberato quanto segue:

1. fermi restando i limiti di cui all'art. 2357 cod. civ., di autorizzare il Consiglio ad acquisire, entro il periodo di 18 mesi dalla data dell'Assemblea e quindi entro il 18 ottobre 2002, azioni proprie che rappresentino non più del 10% del capitale sociale;
2. di fissare il prezzo di acquisto in un *range* determinato in misura non inferiore nel minimo del 20% e non superiore nel massimo del 5% al prezzo ufficiale delle contrattazioni registrate sul Mercato Telematico Azionario il giorno precedente l'acquisto; e
3. di autorizzare il Consiglio, ai sensi dell'art. 2357 *ter* cod. civ., a disporre delle azioni così acquistate entro 3 anni dalla data di acquisto, purché ad un prezzo non inferiore al 95% della media dei prezzi ufficiali registrati sul Mercato Telematico Azionario nei 5 giorni precedenti la vendita.

Pagina volutamente lasciata in bianco

## SEZIONE SECONDA

## INFORMAZIONI SUGLI STRUMENTI FINANZIARI OGGETTO DELL'OFFERTA PUBBLICA

Pagina volutamente lasciata in bianco

# VII. INFORMAZIONI RIGUARDANTI GLI STRUMENTI FINANZIARI OGGETTO DELL'OFFERTA PUBBLICA

## 7.1 DESCRIZIONE DEGLI STRUMENTI FINANZIARI OFFERTI

Formano oggetto dell'Offerta Globale n. 48.000.000 Azioni, del valore nominale di Euro 3 cadauna, rappresentanti il 30,0% del capitale sociale della Società, quale risulterà in caso di integrale sottoscrizione delle Azioni rivenienti dall'aumento di capitale al servizio dell'Offerta Globale deliberato dall'Assemblea Straordinaria del 18 aprile 2001 (*cfr.* Sezione Prima, Capitolo VI, Paragrafo 6.10).

In caso di integrale esercizio dell'opzione di acquisto c.d. *Greenshoe* (*cfr.* Sezione Terza, Capitolo XI, Paragrafo 11.17) le Azioni offerte rappresenteranno complessivamente il 33,13% del capitale sociale di De'Longhi.

Formano oggetto dell'Offerta Pubblica un minimo di n. 9.600.000 Azioni, pari al 20% delle Azioni offerte nell'ambito dell'Offerta Globale.

Le Azioni offerte saranno immesse nel sistema di gestione accentrata presso Monte Titoli S.p.A. per gli strumenti finanziari in regime di dematerializzazione, ai sensi dell'art. 28, 1° comma, del Decreto 24 giugno 1998, n. 213 e dei regolamenti di attuazione (Regolamento approvato con delibera CONSOB n. 11768, 23 dicembre 1998).

## 7.2 DIRITTI CONNESSI AGLI STRUMENTI FINANZIARI

Le Azioni offerte sono ordinarie, nominative, indivisibili ed attribuiscono la qualità di socio ai sensi dello statuto. Ciascuna Azione attribuisce il diritto di voto nelle assemblee ordinarie e straordinarie della Società, nonché gli altri diritti patrimoniali e amministrativi, secondo le norme di legge e di statuto applicabili.

L'utile netto, come risultante dal bilancio di esercizio, è destinato per almeno il 5% alla riserva legale, nei limiti di cui all'art. 2430 cod. civ., mentre il residuo è ripartito in conformità alle deliberazioni assunte dall'Assemblea degli azionisti. I dividendi non riscossi entro il quinquennio dal giorno in cui sono divenuti esigibili si prescrivono a favore della Società. Possono essere distribuiti acconti sui dividendi nei limiti e con le forme previste dalla legge. In caso di liquidazione, le Azioni danno diritto di partecipare alla distribuzione del residuo attivo, ai sensi di legge. Non esistono altre categorie di azioni.

## 7.3 DECORRENZA DEL GODIMENTO DELLE AZIONI OFFERTE

Le Azioni offerte avranno godimento 1° gennaio 2001.

## 7.4 REGIME FISCALE

Le informazioni di seguito fornite riassumono il regime fiscale proprio dell'acquisto, della detenzione e della cessione di azioni, ai sensi della legislazione tributaria italiana. Quanto segue non intende essere un'analisi esauriente di tutte le conseguenze fiscali del-

l'acquisto, della detenzione e della cessione di azioni e non definisce il regime fiscale proprio di azioni detenute da una stabile organizzazione o da una base fissa attraverso la quale un beneficiario non residente svolge la propria attività in Italia.

Il regime fiscale proprio dell'acquisto, della detenzione e della cessione di azioni qui di seguito illustrato è basato sulla legislazione fiscale vigente alla data del Prospetto Informativo, fermo restando che la stessa rimane soggetta a possibili cambiamenti che potrebbero avere effetti retroattivi e non rappresenta altro che una introduzione alla materia.

Gli investitori sono tenuti a consultare i loro consulenti in merito al regime fiscale proprio dell'acquisto, della detenzione e della cessione di azioni.

Le informazioni di seguito fornite tengono conto degli aspetti principali del vigente regime fiscale dei redditi di capitale e dei redditi diversi, come risultanti dal Decreto Legislativo n. 461 del 21 novembre 1997 e dai successivi decreti correttivi.

### 7.4.1 Regime fiscale dei dividendi relativi ad utili realizzati

Sui dividendi corrisposti a persone fisiche residenti, su azioni, detenute al di fuori dell'esercizio d'impresa, non costituenti partecipazioni qualificate, nonché sui dividendi in qualunque forma corrisposti a fondi di investimento immobiliare di cui alla Legge n. 86/94, si applica una ritenuta del 12,5%, a titolo di imposta, con obbligo di rivalsa. Nei confronti delle persone fisiche residenti la ritenuta a titolo di imposta è applicata a condizione che venga fornita attestazione di possesso dei requisiti necessari (ad es. possesso di partecipazione non qualificata, assunta al di fuori dell'esercizio di impresa). Le partecipazioni sociali qualificate sono costituite dal possesso di partecipazioni (diverse dalle azioni di risparmio), diritti o titoli, attraverso i quali possono essere acquisite le predette partecipazioni, che rappresentino complessivamente una percentuale di diritti di voto esercitabili nell'assemblea ordinaria superiore al 2 o al 20%, ovvero una partecipazione al capitale o al patrimonio superiore al 5 o al 25%, secondo che si tratti di titoli negoziati in mercati regolamentati o di altre partecipazioni.

In assenza di opzione per l'applicazione della ritenuta del 12,5% a titolo di imposta, i dividendi sono soggetti al regime di imposizione ordinaria con diritto al credito d'imposta pari al 58,73% del dividendo lordo, nella misura in cui questo credito trovi copertura nell'ammontare delle imposte di cui alle lettere a) e b) del comma 1° dell'art. 105, D.P.R. 22.12.1986 n. 917.

I dividendi percepiti da società di capitale residenti, nonché da soggetti non residenti su partecipazioni relative a stabili organizzazioni in Italia, non sono soggetti ad alcuna ritenuta alla fonte. I dividendi percepiti da tali soggetti concorrono a formare il relativo reddito imponibile complessivo e sono assoggettati al regime ordinario di tassazione dei redditi con diritto al credito di imposta pari al 58,73% del dividendo lordo, nella misura in cui questo credito trovi copertura nell'ammontare delle imposte di cui alle lettere a) e b) del comma 1° dell'art. 105, D.P.R. 22.12.1986 n. 917.

I dividendi percepiti da soggetti residenti esenti dall'imposta sul reddito delle persone giuridiche sono soggetti ad una ritenuta alla fonte del 27% a titolo di imposta.

I dividendi percepiti da non residenti su partecipazioni non relative a stabili organizzazioni in Italia sono soggetti ad una ritenuta alla fonte del 27% a titolo di imposta, ridotta al 12,5% per gli utili pagati ad azionisti di risparmio.

I soggetti non residenti, diversi dagli azionisti di risparmio, hanno diritto, a fronte di istanza da presentare nei termini di legge, al rimborso (fino a concorrenza dei 4/9 della ritenuta subita) dell'imposta che dimostrino di aver pagato all'estero in via definitiva sugli stessi utili, previa esibizione alle competenti autorità fiscali italiane della certificazione dell'ufficio fiscale dello Stato estero. Resta comunque ferma, in alternativa, l'applicazione delle aliquote ridotte previste dalle convenzioni internazionali contro le doppie imposizioni eventualmente applicabili.

In alcuni casi, ed alle condizioni disciplinate da ogni singola convenzione, all'azionista non residente è riconosciuto il diritto di chiedere all'amministrazione finanziaria, il rimborso, totale o parziale, del credito di imposta sui dividendi (Francia e Regno Unito).

Sono confermate tutte le esenzioni o esclusioni dell'applicazione della ritenuta, previste da discipline speciali di cui sia riscontrata la validità.

Sugli utili derivanti dalle azioni o dai titoli similari immessi nel sistema di deposito accentrato gestito dalla Monte Titoli, in luogo della suddetta ritenuta è applicata un'imposta sostitutiva delle imposte sui redditi con le stesse aliquote ed alle medesime condizioni previste per l'applicazione della ritenuta. Questa imposta sostitutiva è applicata dai soggetti residenti presso i quali i titoli sono depositati, aderenti al sistema di deposito accentrato gestito dalla Monte Titoli, nonché, tramite un rappresentante fiscale nominato in Italia (in particolare, una banca o una SIM residente in Italia, ovvero una stabile organizzazione in Italia di banche o imprese di investimento non residenti), dai soggetti non residenti che aderiscono al Sistema Monte Titoli o a sistemi esteri di deposito accentrato aderenti al Sistema Monte Titoli.

La ritenuta o imposta sostitutiva del 12,5% non si applica sui dividendi relativi a partecipazioni non qualificate conferite in gestioni presso intermediari abilitati, per le quali gli azionisti optino per il regime del risparmio gestito di cui all'art. 7 D.Lgs. n. 461 del 21 novembre 1997, in quanto in tal caso i dividendi concorrono a formare il risultato complessivo maturato della gestione soggetto ad imposta sostitutiva con aliquota del 12,5%.

### 7.4.2 Plusvalenze derivanti dalla cessione di azioni

L'attuale regime prevede l'applicazione di un'imposta sostitutiva delle imposte sui redditi, sulle plusvalenze diverse da quelle conseguite nell'esercizio di imprese commerciali, realizzate da soggetti persone fisiche residenti mediante cessione a titolo oneroso di partecipazioni sociali qualificate e non qualificate, nonché di titoli e diritti attraverso cui possono essere acquisite le predette partecipazioni, rispettivamente con l'aliquota del 27% e del 12,5%.

Sono partecipazioni sociali qualificate quelle costituite dal possesso di partecipazioni (diverse dalle azioni di risparmio), diritti o titoli attraverso cui possono essere acquisite le predette partecipazioni, che rappresentino complessivamente una percentuale di diritti di voto esercitabili nell'assemblea ordinaria superiore al 2 o al 20%, ovvero una partecipazione del capitale o al patrimonio superiore al 5 o al 25%, secondo che si tratti di titoli negoziati in mercati regolamentati o di altre partecipazioni.

Costituisce cessione di partecipazioni sociali qualificate la cessione di azioni, diverse dalle azioni di risparmio, diritti o titoli attraverso cui possono essere acquisite azioni, che eccedano i suddetti limiti nell'arco di un periodo di dodici mesi dal momento in cui si ac-

quista una partecipazione superiore a tali limiti. Per i diritti o titoli attraverso cui possono essere acquisite partecipazioni si tiene conto delle percentuali di diritti di voto e di partecipazione al capitale potenzialmente ricollegabili alle partecipazioni.

### 7.4.3 Modalità di tassazione

a) *Tassazione in base alla dichiarazione annuale dei redditi (regime ordinario)*

Nella dichiarazione vanno indicate, per singola operazione, le plusvalenze e minusvalenze realizzate.

L'imposta sostitutiva è liquidata sulle plusvalenze al netto delle relative minusvalenze nella misura del 27%, se derivanti dalla cessione di partecipazioni qualificate e del 12,5% negli altri casi.

L'imposta dovuta deve essere versata con le modalità ed i termini previsti per il pagamento delle imposte sui redditi dovute a saldo in base alla dichiarazione.

Le minusvalenze eccedenti sono portate in deduzione, fino a concorrenza delle plusvalenze dei quattro periodi di imposta successivi.

b) *Regime (opzionale) del risparmio amministrato e regime (opzionale) del risparmio gestito*

Con riguardo a plusvalenze diverse da quelle conseguite nell'esercizio di imprese commerciali, sono ammessi due regimi alternativi opzionali: il regime del risparmio amministrato, che consente la compensazione di minusvalenze con le plusvalenze realizzate nelle successive operazioni, e quello del risparmio gestito, che consente, altresì, la compensazione con altri redditi di capitale, quali i dividendi e gli interessi maturati. Entrambi questi regimi si applicano con riferimento alle plusvalenze e minusvalenze relative a partecipazioni non qualificate ed assicurano l'anonimato.

La suddetta imposta sostitutiva sulle plusvalenze non si applica in ogni caso sulle plusvalenze realizzate da soggetti non residenti derivanti dalla cessione a titolo oneroso di partecipazioni sociali non qualificate negoziate in mercati regolamentati, anche se detenute nel territorio dello Stato. L'imposta sostitutiva si applica invece con aliquota del 27% sulle plusvalenze realizzate da non residenti, derivanti dalla cessione a titolo oneroso di partecipazioni sociali qualificate, anche se detenute all'estero.

Nei confronti degli azionisti non residenti, in linea di massima le convenzioni internazionali contro le doppie imposizioni eventualmente applicabili escludono, a determinate condizioni, l'applicabilità dell'imposta sostitutiva.

Nei regimi della dichiarazione e del risparmio amministrato, per le sole partecipazioni non qualificate, nel caso in cui il periodo intercorrente tra la data di acquisizione e quella di realizzo sia superiore a dodici mesi, l'imposta sostitutiva (del 12,5%) si applica tenendo conto di un coefficiente di rettifica (c.d. equalizzatore) determinato dal Decreto Ministeriale 4 agosto 2000.

### 7.4.4 Tassa sui contratti di borsa

Ai sensi dell'art. 1 del R.D. n. 3278/1923, così come modificato dal D.Lgs. n. 435/1997, la tassa sui contratti di borsa è applicata a trasferimenti di azioni nelle misure di seguito indicate:

a) 140 Lire per ogni 100.000 Lire o frazione di Lire 100.000 del prezzo delle azioni, per contratti conclusi direttamente tra i contraenti o con l'intervento di soggetti diversi da quelli di cui alla lettera c);

b) 50 Lire ogni 100.000 Lire o frazione di Lire 100.000 del prezzo delle azioni, per contratti conclusi direttamente tra privati ed i soggetti di cui alla lettera c) ovvero fra privati con l'intervento dei predetti soggetti;

c) 12 Lire ogni 100.000 Lire o frazione di Lire 100.000 del prezzo delle azioni, per contratti conclusi tra banche o soggetti abilitati all'esercizio professionale nei confronti del pubblico dei servizi di investimento di cui al D.Lgs. 416/1996, come sostituito dal D.Lgs. n. 58/98, o agenti di cambio.

Sono tuttavia esenti dalla tassa, tra l'altro:

I. i contratti aventi ad oggetto azioni conclusi nei mercati regolamentati; l'esenzione si applica anche ai rapporti tra i soggetti indicati sopra alla lettera c) ed i soggetti per conto dei quali i contratti sono conclusi;

II. i contratti aventi ad oggetto azioni quotate nei mercati regolamentati conclusi al di fuori di tali mercati, se stipulati (x) tra i soggetti indicati sopra alla lettera c); (y) tra i soggetti indicati sopra alla lettera c), da un lato, e soggetti non residenti, dall'altro; e (z) tra i soggetti indicati sopra alla lettera c), anche non residenti, da un lato, e organismi di investimento collettivo del risparmio, dall'altro;

III. i contratti relativi alle operazioni di offerta pubblica di vendita finalizzate all'ammissione a quotazione in mercati regolamentati o aventi ad oggetto strumenti finanziari già ammessi a quotazione in mercati regolamentati.

### 7.4.5 Imposta sulle successioni e donazioni

Ancorché le azioni siano detenute all'estero, i trasferimenti di azioni a causa di morte o per donazione sono soggetti in Italia all'imposta sulle successioni e donazioni, a prescindere dalla cittadinanza e dalla residenza del "*de cuius*" o del donante. L'imposta è dovuta dagli eredi, dai legatari ovvero dai donatari. È previsto il regime di rimborso delle imposte pagate eventualmente all'estero ed in alcuni casi trovano applicazione convenzioni contro le doppie imposizioni.

L'imposta sulle successioni e donazioni è calcolata sulla base del valore dell'eredità o della donazione e di un'aliquota da individuarsi anche con riferimento alla natura del rapporto sussistente rispettivamente tra il "*de cuius*" o il donante, da un lato, e l'erede o il legatario o il donatario, dall'altro.

Il Parlamento italiano ha recentemente approvato la riforma dell'imposta sulle successioni e donazioni, la quale prevede, tra l'altro, che l'imposta sulle successioni e donazioni si applichi ai trasferimenti di azioni dipendenti da successioni a causa di morte e da donazione o altra liberalità tra vivi, e che l'imposta sia applicata con aliquote proporzionali (che variano dal 3% al 7% in caso di donazione e dal 4% all'8% in caso di successione) che dipendono dal grado di parentela esistente fra "*de cuius*" ed erede ovvero tra donante e donatario.

## 7.5 Regime di circolazione

A seguito dell'Offerta Globale, le Azioni saranno assoggettate al regime di circolazione previsto per le azioni emesse da società quotate di diritto italiano.

## 7.6 Limitazioni alla libera disponibilità delle Azioni

Non esiste alcuna limitazione alla libera disponibilità delle Azioni, salvo quanto disposto alla Sezione Seconda, Capitolo VI, Paragrafo 6.12, nonché Sezione Terza, Capitolo XI, Paragrafo 11.19 relativamente agli impegni temporanei di De'Longhi Soparfi S.A.

## 7.7 Effetti di diluizione

Essendo il prezzo minimo di emissione delle Azioni fissato dall'Assemblea Straordinaria della Società del 18 aprile 2001 superiore al valore del patrimonio netto per azione quale risulta dall'ultimo bilancio di esercizio, in virtù dell'operazione di aumento di capitale a servizio dell'Offerta Globale non può realizzarsi alcun effetto diluitivo.

## 7.8 Effetti di diluizione in caso di mancata sottoscrizione dei diritti di opzione

La delibera dell'Assemblea Straordinaria della Società di aumento del capitale a servizio dell'Offerta Globale prevede che le Azioni vengano emesse con esclusione del diritto di opzione ai sensi e per gli effetti di cui all'art. 2441, comma 5° cod. civ. Non è pertanto possibile il verificarsi di effetti di diluizione connessi al mancato esercizio di diritti di opzione.

# VIII. INFORMAZIONI RELATIVE A RECENTI OPERAZIONI AVENTI AD OGGETTO AZIONI DI DE'LONGHI S.P.A.

## 8.1 EMISSIONI O COLLOCAMENTI DI AZIONI NEI DODICI MESI PRECEDENTI L'OFFERTA GLOBALE ED IN PROSSIMITÀ DELLA MEDESIMA

Nei dodici mesi precedenti l'Offerta Globale, così come in prossimità della medesima, non sono state sottoscritte azioni De'Longhi né è stata deliberata – fatto salvo quanto descritto alla Sezione Prima, Capitolo VI, Paragrafi 6.11 e 6.13 – l'emissione delle stesse o di altre categorie di strumenti finanziari. Nel medesimo periodo, le azioni De'Longhi non sono state oggetto di alcuna cessione.

## 8.2 OFFERTE PUBBLICHE DI ACQUISTO E/O SCAMBIO

Il 16 febbraio 2001, De'Longhi Pinguino S.A., società interamente controllata dall'Emittente, ha annunciato il lancio di un'offerta pubblica d'acquisto sul 100% del capitale di Kenwood Appliances plc, società a capo del Gruppo Kenwood, quotata sul *London Stock Exchange*. Il prezzo di offerta è stato pari a 100 *pence* per azione (pari a circa Lire 3.070).

In data 17 aprile 2001, su richiesta della società offerente, le azioni di Kenwood Appliances plc sono state escluse dalle negoziazioni. In data 24 maggio 2001 si è conclusa la procedura di offerta con l'esercizio da parte dell'offerente del diritto di acquisto delle azioni non apportate all'offerta pubblica di acquisto. Di conseguenza, a partire da tale data, De'Longhi Pinguino S.A. possiede l'intero capitale sociale di Kenwood Appliances plc. Il prezzo di acquisto dell'intera partecipazione, inclusivo degli oneri accessori, ammonta a Lire 148 miliardi, finanziato attraverso un'apertura di credito a medio termine.

Pagina volutamente lasciata in bianco

# SEZIONE TERZA

# INFORMAZIONI RELATIVE ALLA SOLLECITAZIONE

Pagina volutamente lasciata in bianco

# IX. Informazioni riguardanti l'Offerente

## 9.1 Informazioni su De'Longhi S.p.A.

Le informazioni riguardanti l'Emittente sono riportate nella Sezione Prima, Capitolo VI di questo Prospetto Informativo.

## 9.2 Luogo di consultazione dei documenti a disposizione del pubblico

I documenti relativi all'Emittente possono essere consultati presso la sede sociale di De'Longhi (Treviso, via L. Seitz, 47) e della Borsa Italiana S.p.A. (Milano, Piazza Affari, 6).

I bilanci d'esercizio e consolidati della Società per gli esercizi chiusi al 31 dicembre 1998, 1999 e 2000 (unitamente alla documentazione elencata alla Sezione Terza, Capitolo XIII, Paragrafo 13.2) sono depositati presso la sede della Società.

# X. INFORMAZIONI RIGUARDANTI I COLLOCATORI

L'Offerta Globale è coordinata da UniCredit Banca Mobiliare S.p.A. ("**UBM**") e Merrill Lynch International ("**Merril Lynch**" e, congiuntamente ad UBM, i "**Coordinatori Globali**").

Merrill Lynch ha assunto il ruolo di Coordinatore Globale in sostituzione di Morgan Stanley & Co. International Ltd a seguito della decisione della Società, successivamente accettata da Morgan Stanley & Co. International Ltd, di interrompere la collaborazione con la suddetta istituzione. Le ragioni di tale interruzione sono dovute a sopravvenute difficoltà nella gestione del rapporto, che hanno portato al venir meno del rapporto fiduciario. La situazione sopra descritta, per espressa ammissione delle parti coinvolte, non darà luogo a pretese di alcun tipo.

## 10.1 Offerta Pubblica

Responsabile del collocamento per l'Offerta Pubblica è UniCredit Banca Mobiliare S.p.A. (il "**Responsabile del Collocamento**"), che coordina e dirige un consorzio di collocamento e garanzia, composto da istituti di credito e società di intermediazione mobiliare (i "**Collocatori**"), tramite il quale vengono collocate le azioni oggetto dell'Offerta Pubblica.

L'elenco dei Collocatori verrà comunicato ai sensi dell'art. 9 del Regolamento CONSOB n. 11971 del 14 maggio 1999 e successive modifiche (il "**Regolamento Emittenti**") con apposito avviso pubblicato sul quotidiano "Il Sole 24 Ore" almeno cinque giorni prima dell'inizio del periodo di adesione e, precisamente, con l'avviso di avvenuta pubblicazione del Prospetto Informativo.

I Collocatori autorizzati all'offerta fuori sede ai sensi della normativa vigente provvederanno al collocamento delle Azioni sia mediante raccolta delle domande di adesione direttamente presso i propri sportelli o uffici, sia avvalendosi di promotori finanziari di cui all'art. 31 del D.Lgs. n. 58/1998.

Ai sensi dell'art. 30, comma 8°, D.Lgs. n. 58/1998, alle offerte pubbliche di vendita e sottoscrizione aventi ad oggetto azioni negoziate in mercati regolamentati nonché, secondo l'orientamento della CONSOB, a quelle aventi ad oggetto azioni ammesse a quotazione, non si applica il disposto dell'art. 30, comma 6°, del citato Decreto legislativo, che prevede la sospensione di efficacia dei contratti conclusi fuori sede tramite promotori finanziari per la durata di sette giorni decorrenti dalla data di sottoscrizione degli stessi da parte dell'investitore.

## 10.2 Il Collocamento Istituzionale

Responsabili per il Collocamento Istituzionale sono Merrill Lynch International e UniCredit Banca Mobiliare S.p.A. (i "**Responsabili per il Collocamento Istituzionale**").

Inoltre, Merrill Lynch e UBM svolgono il ruolo di *bookrunner* per il Collocamento Istituzionale.

Le Azioni oggetto del Collocamento Istituzionale saranno collocate presso Investitori Professionali in Italia ed investitori istituzionali all'estero, ivi inclusi gli Stati Uniti d'America ai sensi della *Rule* 144A del *U.S. Securities Act* del 1933, con esclusione di Canada e Giappone, tramite un consorzio di collocamento e garanzia (il "**Consorzio per il Collocamento Istituzionale**").

# XI. INFORMAZIONI RIGUARDANTI LA SOLLECITAZIONE

## 11.1 AMMONTARE E MODALITÀ DELL'OFFERTA GLOBALE

L'Offerta Pubblica è parte di un'Offerta Globale, avente ad oggetto un massimo di n. 48.000.0000 Azioni emesse in esecuzione dell'aumento del capitale sociale della Società con esclusione del diritto di opzione, ai sensi dell'art. 2441, comma 5° cod. civ., deliberato dall'Assemblea Straordinaria della Società del 18 aprile 2001.

L'Offerta Globale consiste in :

a) un'Offerta Pubblica di sottoscrizione di un minimo di n. 9.600.000 Azioni, fatto salvo quanto espressamente previsto al successivo Paragrafo 11.10, che rappresenta almeno il 20% dell'Offerta Globale, rivolta al pubblico indistinto in Italia (l'"**Offerta Pubblica**") con esclusione degli Investitori Professionali (come definiti al successivo Paragrafo 11.4);

b) un contestuale Collocamento Istituzionale riservato ad Investitori Professionali (come definiti al successivo Paragrafo 11.4) in Italia e istituzionali all'estero, ivi inclusi gli Stati Uniti d'America ai sensi della *Rule* 144A dell'*U.S. Securities Act* del 1933, e con l'esclusione di Canada e Giappone.

È inoltre prevista la concessione da parte di De'Longhi Soparfi S.A. ai Coordinatori Globali di un'opzione (c.d. *Greenshoe*) per l'acquisto, al Prezzo di Offerta, di ulteriori massime n. 5.000.000 azioni ordinarie della Società, corrispondenti al 10,42% dell'Offerta Globale, da allocare presso i destinatari del Collocamento Istituzionale (*cfr.* Paragrafo 11.17).

L'Offerta Globale rappresenta il 30,0% del capitale sociale della Società, quale risulterà in caso di integrale sottoscrizione delle n. 48.000.000 azioni rivenienti dall'aumento di capitale sociale a servizio dell'Offerta Globale emesse a valere sulla delibera dell'Assemblea Straordinaria della Società del 18 aprile 2001 che ha autorizzato l'aumento del capitale sociale. In caso di integrale sottoscrizione delle n. 48.000.000 azioni di nuova emissione oggetto dell'Offerta Globale, il capitale della Società risulterà pari ad Euro 480.000.000 (corrispondenti a Lire 929.409 milioni), suddiviso in n. 160.000.000 azioni, del valore di Euro 3 ciascuna. In caso di integrale esercizio della *Greenshoe*, le azioni oggetto di collocamento rappresenterebbero il 33,13% del capitale sociale della Società.

La Società, d'intesa con i Coordinatori Globali, fermo restando quanto previsto nei successivi Paragrafi 11.7 e 11.10, si riserva di non collocare integralmente le Azioni oggetto del Collocamento Istituzionale (circostanza che potrebbe comportare una diminuzione del numero di Azioni collocate nell'ambito dell'Offerta Globale), dandone comunicazione al pubblico con l'avviso con cui sarà pubblicato il Prezzo di Offerta.

## 11.2 TITOLARITÀ E DISPONIBILITÀ DELLE AZIONI OFFERTE IN VENDITA

Nell'ambito dell'Offerta Pubblica, le Azioni sono offerte esclusivamente in sottoscrizione.

## 11.3 DELIBERAZIONI, AUTORIZZAZIONI ED OMOLOGAZIONI

Le Azioni di nuova emissione oggetto dell'Offerta Globale rivengono dall'aumento di capitale sociale, con esclusione del diritto di opzione ai sensi dell'art. 2441, comma 5° cod. civ., deliberato dall'Assemblea Straordinaria della Società del 18 aprile 2001. La relativa delibera è stata iscritta nel Registro delle Imprese in data 24 aprile 2001.

La presentazione della domanda di ammissione delle azioni ordinarie della Società alla quotazione sul Mercato Telematico Azionario organizzato e gestito dalla Borsa Italiana S.p.A. è stata deliberata dall'Assemblea Ordinaria della Società del 18 aprile 2001.

## 11.4 DESTINATARI DELL'OFFERTA GLOBALE

L'Offerta Pubblica è indirizzata al pubblico indistinto in Italia. Non possono aderire all'Offerta Pubblica gli intermediari autorizzati di cui all'art. 25, lett. (d), del Regolamento adottato con delibera CONSOB n. 11522 del 1 luglio 1998 e successive modificazioni, nonché gli operatori qualificati di cui al secondo comma dell'art. 31 del medesimo Regolamento (gli "**Investitori Professionali**"), che possono invece aderire al Collocamento Istituzionale. Le società fiduciarie che prestano servizi di gestione di portafogli di investimento, anche mediante intestazione fiduciaria, di cui all'art. 60, comma 4, del D.Lgs. n. 415/1996, e le società di gestione del risparmio autorizzate alla prestazione del servizio di gestione su base individuale possono aderire esclusivamente all'Offerta Pubblica con le modalità specificate al successivo Paragrafo 11.9.

Il Collocamento Istituzionale è riservato agli Investitori Professionali ed agli investitori istituzionali all'estero, ivi inclusi gli Stati Uniti d'America tramite la *Rule* 144A del *U.S. Securities Act* del 1933, con l'esclusione di Canada e Giappone.

## 11.5 LIMITAZIONE ED ESCLUSIONE DEL DIRITTO DI OPZIONE

L'aumento di capitale di cui al precedente Paragrafo 11.3 è stato deliberato con esclusione del diritto di opzione, ai sensi dell'art. 2441, comma 5° cod. civ.. L'esclusione del diritto di opzione trova giustificazione nell'esigenza di diffondere le azioni ordinarie della Società tra il pubblico, ai fini della creazione del flottante per l'ammissione alla quotazione sul Mercato Telematico Azionario, onde proseguire in modo armonico il processo di crescita della Società e garantire alla stessa, anche attraverso la quotazione, una costante visibilità, nonché ottenere uno *status* che consenta di utilizzare diversi mezzi per eventuali acquisizioni o integrazioni.

## 11.6 MERCATI DELL'OFFERTA GLOBALE

L'Offerta Pubblica avrà luogo in Italia e sarà effettuata attraverso un consorzio di collocamento e garanzia (il "**Consorzio per l'Offerta Pubblica**") diretto e coordinato da UBM, in qualità di Banca Capofila dell'Offerta Pubblica e Responsabile del Collocamento.

Il Collocamento Istituzionale avrà luogo, oltre che in Italia, sui mercati internazionali ivi inclusi gli Stati Uniti d'America ai sensi della *Rule* 144A del *U.S. Securities Act* del 1933, e con l'esclusione di Canada e Giappone, e sarà promosso da un consorzio di banche e istituzioni finanziarie (il "**Consorzio per il Collocamento Istituzionale**") diretto e coordinato da Merrill Lynch e UBM e sarà effettuato sulla base di un documento di offerta (c.d. *Offering Circular*) contenente dati ed informazioni sostanzialmente equivalenti a quelli forniti nel presente Prospetto Informativo.

## 11.7 PERIODO DELL'OFFERTA PUBBLICA

L'Offerta Pubblica avrà inizio alle ore 9.00 del 12 luglio 2001 e avrà termine il 18 luglio 2001 (il "**Periodo di Offerta**"), salvo richiesta di proroga. Tale richiesta dovrà essere formalizzata prima della chiusura dell'Offerta Pubblica con comunicato inviato alla CONSOB, alla Borsa Italiana ed al pubblico. Il calendario dell'Offerta Pubblica, così come modificato dall'eventuale richiesta di proroga, dovrà essere pubblicato sul quotidiano Il Sole 24 Ore il giorno successivo a quello in cui venga diramato il suddetto comunicato.

Qualora tra la data di pubblicazione del Prospetto Informativo ed il giorno antecedente l'inizio dell'Offerta Pubblica dovessero verificarsi circostanze straordinarie, così come previste nella prassi internazionale, quali, tra l'altro, gravi mutamenti nella situazione politica, finanziaria, economica, normativa, valutaria, di mercato ovvero eventi riguardanti la situazione finanziaria, patrimoniale, reddituale o manageriale della Società e/o del Gruppo, che siano tali, a giudizio dei Coordinatori Globali, sentita la Società, da pregiudicare il buon esito dell'Offerta Globale o da renderne sconsigliabile l'effettuazione, ovvero qualora non si dovesse addivenire alla stipula del contratto di collocamento e garanzia relativo all'Offerta Pubblica di cui al successivo Paragrafo 11.14, la Società, d'intesa con i Coordinatori Globali, potrà non dare inizio all'Offerta Globale e la stessa dovrà ritenersi annullata. Tale decisione verrà comunicata tempestivamente al pubblico e alla CONSOB entro la data di inizio dell'Offerta Pubblica, mediante avviso da pubblicarsi sul quotidiano Il Sole 24 Ore.

I Coordinatori Globali, d'intesa con la Società, potranno ritirare in tutto o in parte l'Offerta Pubblica, previa comunicazione alla CONSOB e dandone informazione al pubblico mediante avviso pubblicato sul quotidiano Il Sole 24 Ore: (i) entro la data di pubblicazione dei risultati dell'Offerta Globale, qualora le accettazioni pervenute risultassero inferiori al quantitativo offerto, essendo inteso che, ai fini della facoltà di ritiro dell'Offerta Pubblica, per quantitativo offerto si intende il quantitativo minimo fissato per l'Offerta Pubblica (fermo restando quanto previsto al successivo Paragrafo 11.10), ovvero la totalità dell'Offerta Globale, nel caso in cui non si addivenisse alla stipula dell'accordo relativo al Collocamento Istituzionale di cui al successivo Paragrafo 11.14; ovvero (ii) entro la Data di Pagamento delle Azioni, di cui al successivo Paragrafo 11.13, qualora venga meno in tutto o in parte il Collocamento Istituzionale per effetto della mancata stipula o cessazione di efficacia dell'accordo relativo al Collocamento Istituzionale di cui al successivo Paragrafo 11.14 o per revoca dell'impegno di garanzia.

La Società, d'intesa con i Coordinatori Globali, si impegna altresì a ritirare l'Offerta Pubblica entro la Data di Pagamento, come definita al successivo Paragrafo 11.13, previa comunicazione alla CONSOB e successivamente al pubblico con avviso pubblicato sul quotidiano Il Sole 24 Ore, qualora entro tale data Borsa Italiana S.p.A. non deliberi l'inizio delle negoziazioni sul Mercato Telematico Azionario.

## 11.8 PREZZO DI OFFERTA

L'Assemblea Straordinaria della Società, in data 18 aprile 2001, ha deliberato che le Azioni rivenienti dall'aumento di capitale destinato all'Offerta Globale siano emesse ad un prezzo non inferiore ad un minimo di Euro 3,40 per Azione (pari a circa Lire 6.580), e pertanto con un sovrapprezzo non inferiore ad un minimo di Euro 0,40 per Azione (pari a circa Lire 775), e ha incaricato il Consiglio di Amministrazione, e per esso il Presidente con firma singola, ed il Vice Presidente e l'Amministratore Delegato con firma congiunta, di determinare il prezzo di sottoscrizione e assegnazione delle Azioni in concomitanza con l'effettuazione dell'Offerta Globale.

Con l'ausilio delle analisi e delle valutazioni effettuate dai Coordinatori Globali, al fine esclusivo di consentire la raccolta di manifestazioni di interesse da parte degli Investitori Professionali in Italia ed Istituzionali all'estero (c.d. *bookbuilding*) nell'ambito del Collocamento Istituzionale, è stata individuata una valorizzazione del capitale economico della Società che si riflette in un intervallo compreso tra un minimo di 448 milioni di Euro (equivalenti a circa Lire 867 miliardi) ed un massimo di 728 milioni di Euro (equivalenti a circa Lire 1.410 miliardi), pari ad un minimo di 4,0 Euro ed un massimo di 6,5 Euro per azione (equivalenti rispettivamente a Lire 7.745 e Lire 12.586). In ogni caso, tale valorizzazione del capitale economico non costituisce un intervallo di prezzo in quanto il Prezzo Massimo ed il Prezzo di Offerta potranno essere determinati anche al di fuori del predetto intervallo di valorizzazione.

Alla determinazione del suddetto intervallo indicativo di valorizzazione si è pervenuti considerando i risultati conseguiti dalla Società nei passati esercizi, le prospettive di sviluppo dell'esercizio in corso e di quelli successivi, tenendo conto delle condizioni di mercato ed applicando alcune delle metodologie di valutazione più comunemente riconosciute dalla dottrina e dalla pratica professionale in Italia e a livello internazionale, quali principalmente il criterio dei multipli di mercato, basato sui confronti di mercato di società comparabili, e il criterio dei flussi di cassa attualizzati (generalmente noto come *Discounted Cash Flow Valuation*), nonché le risultanze dell'attività di *pre-marketing* effettuata presso un ristretto numero di investitori istituzionali di elevato *standing* professionale.

Alla luce del particolare insieme di analisi svolte dai Coordinatori Globali, sono stati individuate le seguenti società comparabili in base al settore di attività, ai tassi di crescita aziendale, ai margini reddituali, alla *leadership* in segmenti di mercato, alla capacità di innovazione dei prodotti ed alla valenza strategica del marchio. Al riguardo, si precisa che tale campione è stato preso a riferimento nel rapporto di valutazione presentato dallo Sponsor alla Borsa Italiana per l'applicazione del criterio dei multipli di mercato.

| **Società** | **Mercato di quotazione** | **EV/Fatturato** | **EV/EBITDA** | **P/BV** | **P/E** | **P/CF** |
|---|---|---|---|---|---|---|
| Electrolux | Svezia | 0,6x | 6,2x | 2,1x | 12,6x | 6,8x |
| Munters | Svezia | 1,4x | 10,7x | 5,2x | 22,7x | 14,5x |
| Saeco | Italia | 3,3x | 13,2x | 3,7x | 43,0x | 20,9x |

Elaborazione su dati Bloomberg e bilanci societari.

La determinazione dell'intervallo di valorizzazione del capitale economico in riferimento alle società comparabili, è stata effettuata in relazione alle principali grandezze operative e finanziarie, considerando, in particolare, l'EBITDA ed in via secondaria il fatturato, il risultato operativo e l'utile netto. Tale approccio è coerente con la prassi valutativa del settore di riferimento.

Si evidenzia peraltro che i moltiplicatori riportati nella tabella precedente sono stati calcolati sulla base dei prezzi di borsa registrati nel periodo 30 marzo 2001-28 giugno 2001. Si evidenzia altresì che tali moltiplicatori sono riferiti a dati economici e patrimoniali storici, mentre l'analisi svolta ai fini della determinazione dell'intervallo indicativo di valorizzazione del capitale economico della Società si è avvalsa anche dell'utilizzo di indicatori prospettici. Le società ritenute comparabili condividono con l'Emittente la posizione di *leadership* nei rispettivi mercati di riferimento, notorietà dei marchi, capacità di innovazione dei prodotti nonché tassi di crescita del fatturato e redditività tra le più elevate dei loro settori.

La determinazione del prezzo di offerta delle Azioni avverrà secondo il meccanismo cosiddetto dell'*open price*.

In particolare, il Consiglio di Amministrazione della Società o il Consigliere o i Consiglieri all'uopo delegati, d'intesa con i Coordinatori Globali, determineranno, entro il giorno precedente l'inizio dell'Offerta Pubblica, il prezzo massimo di collocamento delle Azioni (il "**Prezzo Massimo**"). Il Prezzo Massimo verrà fissato tenendo conto, tra l'altro: (i) delle risultanze delle principali metodologie di valutazione comunemente impiegate facendo riferimento ai risultati conseguiti dalla Società negli esercizi precedenti ed alle prospettive di sviluppo nell'esercizio in corso ed in quelli successivi; (ii) della quantità e qualità delle manifestazioni d'interesse ottenute nell'ambito del Collocamento Istituzionale, ed in particolare dell'interesse dimostrato dagli investitori istituzionali durante l'attività di *pre-marketing* ed il comportamento atteso dai medesimi dopo l'inizio delle negoziazioni; nonché (iii) dell'andamento dei mercati finanziari nazionali ed esteri in prossimità del collocamento.

Il Prezzo Massimo ed il relativo controvalore massimo del Lotto Minimo saranno comunicati al pubblico mediante apposito avviso integrativo pubblicato sul quotidiano Il Sole 24 Ore, entro il giorno antecedente l'inizio del Periodo di Offerta e contestualmente comunicato alla CONSOB. I moltiplicatori di prezzo e la stima del ricavato dell'Offerta Globale riferiti al Prezzo Massimo, nonché la capitalizzazione dell'Emittente determinata sulla base del medesimo prezzo, saranno comunicati al pubblico con l'avviso con cui sarà pubblicato il Prezzo Massimo.

Il prezzo definitivo unitario delle Azioni (il "**Prezzo di Offerta**"), unico per l'Offerta Pubblica e il Collocamento Istituzionale, sarà determinato dal Consiglio di Amministrazione della Società, o dal Consigliere o dai Consiglieri all'uopo delegati, d'intesa con i Coordinatori Globali, tenendo conto: (i) della quantità e qualità delle manifestazioni di interesse ottenute nel Collocamento Istituzionale; (ii) della quantità delle adesioni pervenute nell'ambito dell'Offerta Pubblica; nonché (iii) dell'andamento del mercato finanziario nazionale e dei mercati finanziari esteri.

Il Prezzo di Offerta sarà reso noto al pubblico mediante apposito avviso integrativo pubblicato sul quotidiano "Il Sole 24 Ore" entro due giorni lavorativi dal termine del Periodo di Offerta e contestualmente comunicato alla CONSOB.

Nessun onere o spesa aggiuntiva è previsto a carico degli aderenti all'Offerta Pubblica. Tuttavia, nel caso in cui l'aderente non intrattenga alcun rapporto di clientela con il Collocatore presso cui viene presentata la richiesta di adesione, potrebbe essergli richiesta l'apertura di un conto corrente ovvero il versamento di un deposito temporaneo infruttifero di importo pari al controvalore delle Azioni richieste, calcolato sulla base del Prezzo Massimo. In caso di mancata o parziale assegnazione delle Azioni, la totalità delle somme versate in deposito temporaneo, ovvero l'eventuale differenza rispetto al controvalore delle Azioni assegnate, verranno corrisposte al richiedente entro la Data di Pagamento di cui al successivo Paragrafo 11.13.

### 11.9 Modalità di adesione e quantitativi acquistabili nell'ambito dell'Offerta Pubblica

Le domande di adesione all'Offerta Pubblica dovranno essere presentate esclusivamente per quantitativi pari a n. 250 Azioni (il "**Lotto Minimo**") o multipli del Lotto Minimo, fatti salvi i criteri di riparto di cui al successivo Paragrafo 11.10.

È vietata la presentazione di più domande di adesione presso lo stesso Collocatore da parte del medesimo intestatario. Nel caso di presentazione di più domande di adesione presso lo stesso Collocatore da parte di un medesimo intestatario, quest'ultimo parteciperà all'assegnazione delle Azioni soltanto con la prima richiesta presentata in ordine di tempo.

Ove, nonostante quanto sopra, al termine dell'Offerta Pubblica risulti che il medesimo intestatario sia risultato più volte assegnatario in virtù di più domande di adesione presentate, il Collocatore, d'intesa con UBM, adotterà nei confronti di tale intestatario le misure più idonee, anche in sede giudiziaria, al fine di garantire il rispetto dei principi di correttezza e parità di trattamento.

Le domande di adesione sono irrevocabili.

Non saranno ricevibili né considerate valide le domande di adesione pervenute ai Collocatori prima dell'inizio del Periodo di Offerta.

UBM, in qualità di Responsabile del Collocamento, verificherà, entro due mesi dalla data fissata per la pubblicazione dell'avviso sui risultati dell'offerta, la regolarità delle operazioni di collocamento e dell'eventuale riparto e si impegna a comunicare alla CONSOB l'esito di tale verifica in conformità del disposto dell'art. 13, comma 8°, del Regolamento Emittenti. UBM si impegna, inoltre, a pubblicare, entro cinque giorni dalla conclusione del Periodo di Offerta, i risultati dell'Offerta Pubblica e i risultati riepilogativi dell'Offerta Globale, in conformità con il disposto dell'art. 13, comma 7°, del citato Regolamento.

Le società fiduciarie autorizzate alla gestione patrimoniale di portafogli di investimento mediante intestazione fiduciaria potranno aderire esclusivamente all'Offerta Pubblica, per conto dei loro clienti, identificando sulla scheda di adesione, quale richiedente, il cliente con il solo codice fiscale (omettendo quindi gli altri estremi identificativi), e quale intestatario delle Azioni assegnate la società fiduciaria stessa (con indicazione della denominazione, sede legale e codice fiscale della società).

I Collocatori che, nell'ambito delle rispettive competenze, intendano effettuare offerte delle Azioni fuori sede – ai sensi dell'art. 30 del decreto legislativo 24 febbraio 1998, n. 58 (il "D.Lgs. n. 58/1998") – provvederanno al collocamento delle Azioni mediante raccolta delle domande di adesione, avvalendosi di promotori finanziari di cui all'art. 31 del medesimo D.Lgs. n. 58/1998.

Ai sensi dell'art. 30, comma 8°, D.Lgs. 58/1998, alle offerte pubbliche di vendita e sottoscrizione di azioni negoziate in mercati regolamentati, nonché, secondo l'orientamento della CONSOB, di azioni ammesse a quotazione, ancorché non ancora negoziate, non si applica il comma 6 del medesimo articolo, in virtù del quale l'efficacia dei contratti conclusi fuori sede per tramite di promotori finanziari è sospesa per la durata di sette giorni decorrenti dalla data di sottoscrizione degli stessi da parte dell'investitore.

### 11.9.1 Adesione da parte del Pubblico Indistinto

Le domande di adesione all'Offerta Pubblica dovranno essere effettuate mediante sottoscrizione dell'apposita scheda di adesione debitamente compilata e sottoscritta dal richiedente o da un suo mandatario speciale. Le domande di adesione dovranno essere presentate esclusivamente presso i Collocatori.

Gli interessati potranno aderire all'Offerta Pubblica anche tramite soggetti autorizzati all'attività di gestione individuale di portafogli di investimento per conto terzi, ai sensi del

D.Lgs. n. 58/1998 e relative disposizioni di attuazione, purché gli stessi sottoscrivano l'apposita scheda in nome e per conto del cliente investitore, e tramite soggetti autorizzati, ai sensi dello stesso decreto legislativo e delle relative disposizioni di attuazione, all'attività di ricezione e trasmissione ordini, alle condizioni indicate nel Regolamento concernente la disciplina degli intermediari approvato con Deliberazione CONSOB 1° luglio 1998, n. 11522 e successive modificazioni e integrazioni.

I clienti dei Collocatori *online*, che offrono servizi di investimento per via telematica (specificamente individuati nell'avviso integrativo recante l'elenco dei Collocatori), potranno aderire all'Offerta Pubblica mediante l'utilizzo di strumenti elettronici via *Internet*, in sostituzione al tradizionale metodo cartaceo, ma con modalità equivalenti al medesimo, ai sensi dell'art. 13, comma 4, del Regolamento Emittenti.

Tale adesione potrà avvenire mediante accesso, attraverso l'utilizzo di una *password* individuale di rapporto, ad un'area riservata ai collocamenti, situata all'interno dell'area riservata ai clienti dei Collocatori *online*, ove, sempre con modalità telematiche e previo utilizzo della *password* individuale di rapporto, gli aderenti potranno fornire tutti i dati personali e finanziari richiesti per l'adesione in forma cartacea senza alcuna differenziazione. Una volta confermato l'inserimento di tali dati, il riepilogo degli stessi verrà visualizzato sullo schermo del cliente, il quale sarà tenuto a confermare nuovamente la loro correttezza. Solo al momento di questa seconda conferma tali dati assumeranno valore di domanda di adesione.

Si precisa, peraltro, che tale modalità di adesione non modifica né altera in alcun modo il rapporto tra i Collocatori *online* e UBM, quale Responsabile del Collocamento per l'Offerta Pubblica, rispetto ai rapporti tra UBM e gli altri Collocatori. I Collocatori *online* garantiranno a UBM, in qualità di Responsabile del Collocamento, l'adeguatezza delle loro procedure informatiche ai fini dell'adesione telematica dei propri clienti. Inoltre, i medesimi Collocatori si impegneranno ad effettuare le comunicazioni previste dalle disposizioni applicabili agli intermediari che operano *online*.

I Collocatori che utilizzano il sistema di collocamento *online* rendono disponibile, per la consultazione e la stampa, il presente Prospetto Informativo presso il proprio sito *Internet*.

### 11.10 CRITERI DI RIPARTO

Una quota minima di n. 9.600.000 Azioni, pari ad almeno il 20% dell'ammontare complessivo delle Azioni oggetto dell'Offerta Globale, sarà riservata alle accettazioni dell'Offerta Pubblica. La rimanente parte delle Azioni oggetto dell'Offerta Globale sarà ripartita, a discrezione dei Coordinatori Globali, sentita la Società, tra il Consorzio per l'Offerta Pubblica ed il Consorzio per il Collocamento Istituzionale, tenuto conto della quantità delle accettazioni pervenute al Consorzio per l'Offerta Pubblica e della qualità e quantità delle accettazioni pervenute al Consorzio per il Collocamento Istituzionale, con l'avvertenza che qualora le accettazioni complessivamente pervenute nell'ambito dell'Offerta Pubblica risultassero inferiori al numero di Azioni ad essa destinate, le Azioni residue potranno confluire nel Collocamento Istituzionale.

Qualora, invece, le adesioni raccolte nell'ambito del Collocamento Istituzionale risultino complessivamente inferiori al quantitativo di Azioni destinate al Consorzio per il Collocamento Istituzionale, le Azioni residue confluiranno nell'ambito dell'Offerta Pubblica.

Successivamente, si procederà al calcolo delle richieste (intese come numero di Azioni) complessivamente pervenute nell'ambito dell'Offerta Pubblica.

Qualora le richieste raccolte nell'ambito dell'Offerta Pubblica siano superiori al quantitativo di Azioni alla stessa destinato, si procederà al riparto, secondo i criteri successivamente indicati al Paragrafo 11.10.1.

Laddove ai fini del riparto si dovesse procedere mediante estrazione a sorte, la stessa sarà effettuata sulla base di una metodologia di estrazione definita dal Responsabile del Collocamento, tale da consentire la verificabilità delle procedure utilizzate e la loro rispondenza a criteri di correttezza e parità di trattamento. A tal fine le relative procedure saranno effettuate alla presenza di un soggetto terzo indipendente (quale, a titolo esemplificativo, un notaio, un membro del Collegio Sindacale di UBM o un revisore), il quale dovrà attestare l'esatta applicazione di tale metodologia di calcolo.

UBM, in qualità di Responsabile del Collocamento, provvederà ad effettuare direttamente il riparto a norma dell'art. 13, comma 6° del Regolamento Emittenti.

### 11.10.1 Criteri di riparto per l'Offerta Pubblica

Qualora le accettazioni pervenute ai Collocatori per l'Offerta Pubblica durante il Periodo di Offerta risultino superiori al quantitativo di Azioni oggetto della stessa, a ciascun richiedente sarà assegnato un quantitativo di Azioni pari al Lotto Minimo. Nel caso in cui a seguito dell'assegnazione del Lotto Minimo residuino Azioni, queste saranno assegnate secondo i seguenti criteri:

a) UBM, dedotti i Lotti Minimi già assegnati, procederà all'assegnazione ai singoli sottoscrittori delle Azioni, in misura proporzionale al numero di lotti insoddisfatti richiesti da ciascun richiedente, purché per quantitativi pari al Lotto Minimo o a suoi multipli;

b) ove residuino ulteriori Lotti Minimi, questi saranno attribuiti da UBM ai richiedenti che abbiano partecipato al riparto proporzionale di cui al punto (a), mediante estrazione a sorte effettuata sulla base di una metodologia definita dal Responsabile del Collocamento in modo da consentire la verificabilità delle procedure utilizzate e la loro rispondenza a criteri di correttezza e parità di trattamento. A tal fine le relative procedure saranno effettuate alla presenza di un soggetto terzo indipendente (quale, a titolo esemplificativo, un notaio, un membro del Collegio Sindacale di UBM o un revisore), il quale dovrà attestare l'esatta applicazione di tale metodologia di calcolo.

Ove il quantitativo offerto risulti insufficiente all'assegnazione di un Lotto Minimo a ciascun richiedente, i Lotti Minimi saranno attribuiti da UBM mediante estrazione a sorte, da effettuarsi secondo le modalità sopra indicate.

## 11.11 SOGGETTO TENUTO ALLA COMUNICAZIONE DEI RISULTATI DELLA SOLLECITAZIONE

I risultati dell'Offerta Globale saranno resi noti da UBM, ai sensi dei regolamenti vigenti, mediante avviso pubblicato sul quotidiano Il Sole 24 Ore, non appena disponibili, e comunque entro cinque giorni dalla conclusione del Periodo di Offerta. Copia di tale avviso sarà contestualmente trasmessa alla CONSOB ed alla Borsa Italiana.

Entro due mesi dalla pubblicazione del suddetto avviso, UBM comunicherà alla CONSOB gli esiti delle verifiche sulla regolarità delle operazioni di collocamento e dell'eventuale riparto nonché i risultati riepilogativi dell'Offerta Globale ai sensi dei regolamenti vigenti.

## 11.12 Modalità e termini di comunicazione ai richiedenti dell'avvenuta assegnazione delle Azioni

Ciascun Collocatore provvederà a dare comunicazione ai richiedenti dei quantitativi loro assegnati tempestivamente dopo l'avvenuta comunicazione dell'eventuale riparto da parte di UBM. I richiedenti potranno in ogni caso rivolgersi, entro la Data di Pagamento di cui al successivo Paragrafo 11.13, al Collocatore che ha ricevuto l'adesione per richiedere conferma in relazione al quantitativo loro assegnato.

## 11.13 Modalità e termini di pagamento e di consegna delle Azioni

Il pagamento integrale del Prezzo di Offerta delle Azioni assegnate dovrà essere effettuato il 23 luglio 2001 (la "**Data di Pagamento**") presso il Collocatore che ha ricevuto la relativa domanda di adesione, senza aggravio di commissioni o spese a carico del richiedente.

Contestualmente, le Azioni assegnate nell'ambito dell'Offerta Pubblica verranno messe a disposizione in forma dematerializzata agli aventi diritto mediante contabilizzazione presso Monte Titoli sui conti di deposito intrattenuti presso la stessa dai Collocatori.

## 11.14 Collocamento e garanzia

Le Azioni oggetto dell'Offerta Pubblica sono collocate per il tramite dei Collocatori, secondo le modalità indicate nella Sezione Terza, Capitolo X.

I membri del Consorzio per l'Offerta Pubblica garantiranno l'integrale collocamento di un quantitativo di Azioni pari ad almeno il quantitativo minimo di Azioni offerte nell'ambito dell'Offerta Pubblica.

Il contratto di collocamento e garanzia relativo all'Offerta Pubblica (che sarà stipulato prima dell'inizio dell'Offerta Pubblica tra la Società ed il Consorzio per l'Offerta Pubblica) prevedrà l'ipotesi che il Consorzio per l'Offerta Pubblica non sia tenuto all'adempimento degli obblighi di garanzia, ovvero che detti obblighi possano essere revocati, al verificarsi di circostanze straordinarie. Queste concernono sostanzialmente la mancata stipula dell'accordo relativo al Collocamento Istituzionale (che avverrà al termine dell'Offerta Pubblica), ovvero il verificarsi, a giudizio dei Coordinatori Globali, sentita la Società, di talune circostanze, che includono gravi mutamenti riguardanti la situazione finanziaria, patrimoniale, reddituale o manageriale della Società e/o del Gruppo alla stessa facente capo, ovvero la situazione politica, finanziaria, economica, valutaria, normativa o di mercato in generale.

La quota dell'Offerta Globale non garantita dal Consorzio per l'Offerta Pubblica sarà garantita, in tutto o in parte, dal Consorzio per il Collocamento Istituzionale con la sottoscrizione di un apposito contratto di collocamento e garanzia. Tale contratto, che potrà avere ad oggetto anche un numero di azioni inferiore rispetto al numero delle azioni oggetto del Collocamento Istituzionale, sarà stipulato successivamente al termine dell'Offerta Pubblica tra la Società ed il Consorzio per il Collocamento Istituzionale e prevedrà l'ipotesi che il Consorzio per il Collocamento Istituzionale non sia tenuto all'adempimento degli obblighi di garanzia al verificarsi, entro la Data di Pagamento ed a giudizio dei Coordinatori Globali, sentita la Società, di talune circostanze, che includono gravi mutamenti riguardanti la situazione finanziaria, patrimoniale, reddituale o manageriale della Società e/o del Gruppo ovvero la situazione politica, finanziaria, economica, valutaria, normativa o di mercato in generale.

La Società ed il Consorzio per il Collocamento Istituzionale possono non addivenire alla stipula del contratto di collocamento e garanzia per il Collocamento Istituzionale nel caso in cui non si raggiunga un livello adeguato in merito alla quantità e qualità della domanda, circostanza da valutarsi sulla base della corrente prassi di mercato internazionale per operazioni analoghe, ovvero non si raggiunga l'accordo sul Prezzo di Offerta.

### 11.15 ACCORDI DI RIACQUISTO

Non esistono accordi in merito all'eventuale riacquisto delle Azioni oggetto dell'Offerta Globale.

### 11.16 STABILIZZAZIONE

I Coordinatori Globali, anche in nome e per conto del Consorzio per l'Offerta Pubblica e del Consorzio per il Collocamento Istituzionale, si riservano la facoltà di effettuare attività di stabilizzazione, in relazione alle Azioni collocate, nel rispetto della normativa vigente.

### 11.17 *GREENSHOE*

È prevista la concessione da parte di De'Longhi Soparfi S.A. ai Coordinatori Globali, anche in nome e per conto del Consorzio per il Collocamento Istituzionale, di un'opzione detta di sovrallocazione o *over-allotment option* ("***Greenshoe***"), per l'acquisto, al Prezzo di Offerta, di ulteriori massime n. 5.000.000 Azioni della Società, corrispondenti al 10,42% dell'Offerta Globale, da allocare presso i destinatari del Collocamento Istituzionale in caso di allocazione superiore al quantitativo destinato allo stesso e comunque da utilizzare in relazione all'attività di stabilizzazione. Tale opzione potrà essere esercitata dai Coordinatori Globali, anche in nome e per conto del Consorzio per il Collocamento Istituzionale, entro 30 giorni successivi alla data di inizio delle negoziazioni delle azioni della Società sul Mercato Telematico Azionario.

### 11.18 COMMISSIONI E SPESE RELATIVE ALL'OPERAZIONE

La Società corrisponderà ai Coordinatori Globali ed ai membri del Consorzio per il Collocamento Istituzionale una commissione pari al 3,75% del controvalore delle Azioni collocate nell'ambito dell'Offerta Globale; la medesima commissione verrà riconosciuta ai Coordinatori Globali da De'Longhi Soparfi S.A. sul controvalore delle azioni eventualmente acquistate in caso di esercizio della *Greenshoe*. Le commissioni relative all'Offerta Globale verranno indicativamente così ripartite: 0,875% per commissione di direzione; 0,5% per commissione di garanzia e 2,0% per commissione di collocamento. La percentuale residua della commissione, pari allo 0,375%, rappresenta il *praecipium* a favore dei Coordinatori Globali.

È inoltre prevista la concessione ai Coordinatori Globali di una commissione discrezionale fino ad un massimo dell'1,0% del controvalore complessivo dell'Offerta Globale. La decisione in merito all'effettiva corresponsione della suddetta commissione è rimessa all'Emittente e, in caso di esercizio della *Greenshoe*, a De'Longhi Soparfi S.A. per le azioni acquistate dai Coordinatori Globali in tale ambito.

Oltre alle commissioni sopra indicate, la Società stima che le spese e gli oneri necessari per l'Offerta Globale saranno pari ad un ammontare complessivo di circa Lire 2,5 miliardi. Tali spese ed oneri saranno integralmente sostenuti dalla Società.

## 11.19 IMPEGNI TEMPORANEI ALL'INALIENABILITÀ DELLE AZIONI

De'Longhi Soparfi S.A. per un periodo di 180 giorni dalla data di inizio delle negoziazioni delle Azioni della Società nel Mercato Telematico Azionario, assumerà l'impegno di non effettuare operazioni di vendita, atti od operazioni che abbiano l'effetto di mettere sul mercato azioni o strumenti finanziari che attribuiscano il diritto di acquistare, sottoscrivere o convertire o scambiare con azioni della Società o comunque qualunque atto di disposizione delle azioni della Società senza il preventivo consenso scritto dei Coordinatori Globali (consenso che non potrà essere irragionevolmente negato). Il suddetto impegno riguarderà la totalità delle azioni possedute alla data di inizio dell'Offerta Pubblica, fatta eccezione per le Azioni oggetto della *Greenshoe*. Tutti gli azionisti assumeranno anche l'impegno, per il periodo di 180 giorni dalla data di inizio delle negoziazioni delle Azioni della Società nel Mercato Telematico Azionario, a non votare nell'Assemblea Ordinaria o Straordinaria della Società atti od operazioni sul capitale di De'Longhi che abbiano l'effetto di mettere sul mercato azioni o strumenti finanziari che attribuiscano il diritto di acquistare, sottoscrivere o convertire o scambiare con azioni della Società o comunque qualunque atto di disposizione delle azioni della Società, senza il preventivo consenso scritto dei Coordinatori Globali (consenso che non potrà essere irragionevolmente negato).

Il suddetto impegno non riguarderà le azioni che dovessero essere eventualmente emesse in esecuzione del piano di incentivazione azionaria descritto nella Sezione Prima, Capitolo VI, Paragrafo 6.14.

## 11.20 AMMONTARE DEL RICAVATO NETTO DELL'EMISSIONE E SUA DESTINAZIONE PREVISTA

La stima del ricavato netto dell'Offerta Globale, riferita al Prezzo Massimo, verrà comunicata da UBM a CONSOB, a Borsa Italiana ed al pubblico nell'ambito della pubblicazione, sul quotidiano Il Sole 24 Ore, dell'avviso con cui viene data indicazione del Prezzo Massimo.

L'ammontare del ricavato netto dell'Offerta Globale verrà comunicato da UBM a CONSOB, a Borsa Italiana ed al pubblico mediante pubblicazione sul quotidiano Il Sole 24 Ore entro il quinto giorno di borsa aperta successivo alla data fissata per la chiusura dell'Offerta Pubblica, contestualmente alla pubblicazione dei risultati dell'Offerta Globale.

La Società intende destinare i proventi netti dell'Offerta Globale, in parte residuale, al finanziamento delle recenti acquisizioni commentate e descritte nella Sezione Prima, Capitolo 1.2.17.b.1 e nella Sezione Seconda, Capitolo VIII, Paragrafo 8.2, e, in parte prevalente, al rafforzamento della struttura finanziaria e patrimoniale. Tale rafforzamento consentirà al Gruppo di supportare nel modo più adeguato il processo di crescita interna e, soprattutto, di valutare le migliori opportunità di crescita per linee esterne che si dovessero presentare, in particolare nei settori del condizionamento e trattamento dell'aria. Questo senza compromettere le attuali condizioni favorevoli di accesso a mezzi di terzi praticate al Gruppo dal sistema creditizio.

# XII. INFORMAZIONI RIGUARDANTI LA QUOTAZIONE

## 12.1 Mercati presso i quali è richiesta la quotazione

La quotazione è richiesta presso il Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

## 12.2 Estremi del provvedimento di quotazione

La Borsa Italiana, con provvedimento n. 1783 del 2 luglio 2001, ha disposto l'ammissione alla quotazione sul Mercato Telematico Azionario delle azioni ordinarie di De'Longhi.

## 12.3 Periodo di inizio delle negoziazioni

La data di inizio delle negoziazioni sarà disposta dalla Borsa Italiana, ai sensi dell'art. 2.4.3, comma 6° del Regolamento di Borsa, previa verifica della sufficiente diffusione delle azioni ordinarie di De'Longhi a seguito dell'Offerta Globale e cadrà, di norma, non oltre la Data di Pagamento.

## 12.4 Impegni dello Sponsor

La Società ha conferito l'incarico di Sponsor a UBM ai sensi dell'art. 2.3 del Regolamento di Borsa, per una durata di dodici mesi dalla data di inizio delle negoziazioni sul Mercato Telematico Azionario.

Ai sensi dell'art. 2.3.4, comma 3°, del Regolamento di Borsa, lo Sponsor ha assunto le seguenti responsabilità per tutta la durata del proprio incarico e a partire dalla data di inizio delle negoziazioni, rilasciando per ciascuna di esse apposita dichiarazione scritta alla Borsa Italiana:

(1) attesta di aver comunicato alla Borsa Italiana tutti i dati ed i fatti di cui è venuto a conoscenza nel corso della propria attività e che dovrebbero essere presi in considerazione dalla Borsa Italiana stessa ai fini dell'ammissione alla quotazione, oltre a quelli già resi noti dall'Emittente ai sensi dell'art. 2.4.1, comma 2° del Regolamento di Borsa;

(2) assicura che coloro i quali hanno la rappresentanza della Società sono stati adeguatamente informati in ordine alle responsabilità ed agli obblighi derivanti dalle leggi e dai regolamenti in vigore e conseguenti all'ammissione alla quotazione degli strumenti finanziari della Società stessa;

(3) attesta, sulla base di apposita verifica condotta da una società di revisione, che la Società abbia istituito al proprio interno procedure tali da consentire ai responsabili di disporre periodicamente e con tempestività di un quadro sufficientemente esaustivo della situazione economica e finanziaria della Società e del Gruppo;

(4) dichiara di essersi formato il convincimento che i dati previsionali esibiti dall'Emittente, relativi al primo periodo annuale successivo a quello a cui si riferisce l'ultimo documento contabile consuntivo, sono stati redatti dopo attento e approfondito

esame documentale delle prospettive economiche e finanziarie dell'Emittente. Allo scopo, lo Sponsor si è avvalso di una apposita verifica condotta da una società di revisione;

(5) attesta che il collocamento delle Azioni viene effettuato secondo le regole della migliore prassi nazionale ed internazionale.

Si impegna altresì:

(1) a pubblicare o far pubblicare a proprio nome almeno due analisi finanziarie all'anno concernenti De'Longhi, di cui una completa e l'altra di aggiornamento, da redigersi tempestivamente e secondo i migliori *standard* in occasione della pubblicazione dei risultati d'esercizio e dei dati semestrali. Dette analisi conterranno, oltre alla presentazione ed al commento dei più recenti dati disponibili, una previsione circa l'andamento di De'Longhi e un confronto rispetto alle stime precedenti e verranno immediatamente diffuse al pubblico;

(2) a pubblicare o far pubblicare a proprio nome brevi analisi in occasione dei principali eventi societari relativi a De'Longhi;

(3) a organizzàre almeno due volte all'anno un incontro tra il *management* di De'Longhi e gli investitori finanziari, presenziando agli incontri medesimi.

Pagina volutamente lasciata in bianco

# XIII. APPENDICI E DOCUMENTAZIONE A DISPOSIZIONE DEL PUBBLICO

## Appendici

13.1 Tabella comparativa dei bilanci di esercizio di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998,1999 e 2000, espressi in Lire.

13.2 Tabella comparativa dei bilanci di esercizio di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998,1999 e 2000, espressi in Euro.

13.3 Relazioni della società di revisione relative ai bilanci d'esercizio di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998,1999 e 2000.

13.4 Relazioni del Collegio sindacale ai bilanci di esercizio di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998,1999 e 2000.

13.5 Tabella comparativa dei bilanci consolidati di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998,1999 e 2000, espressi in Lire.

13.6 Tabella comparativa dei bilanci consolidati di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998,1999 e 2000, espressi in Euro.

13.7 Relazioni della società di revisione relative ai bilanci consolidati di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998,1999 e 2000.

13.8 Relazioni del Collegio sindacale ai bilanci consolidati di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998,1999 e 2000.

13.9 Tabella comparativa dei bilanci consolidati di Kenwood Appliances plc per gli esercizi chiusi al 2 aprile 1999 e 31 marzo 2000 e 2001, espressi in Lire.

13.10 Tabella comparativa dei bilanci consolidati di Kenwood Appliances plc per gli esercizi chiusi al 2 aprile 1999 e 31 marzo 2000 e 2001, espressi in Euro.

13.11 Relazioni della società di revisione relative ai bilanci consolidati di Kenwood Appliances plc per gli esercizi chiusi al 2 aprile 1999 e 31 marzo 2000 e 2001.

13.12 Relazioni della società di revisione relative ai bilanci consolidati *Pro-Forma* di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998, 1999 e 2000.

**Documentazione a disposizione del pubblico presso la sede sociale di De'Longhi S.p.A., sita in Treviso, via L. Seitz n. 46, e presso la sede della Borsa Italiana S.p.A.**

- Prospetto Informativo e documenti ad esso allegati.
- Statuto.
- Fascicoli completi dei bilanci di esercizio di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998, 1999 e 2000.
- Fascicoli completi dei bilanci consolidati di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998, 1999 e 2000.
- Fascicoli completi dei bilanci consolidati di Kenwood Appliances plc per gli esercizi chiusi al 2 aprile 1999 e 31 marzo 2000 e 2001.
- Regolamento del piano di incentivazione per dirigenti e dipendenti della Società e delle sue controllate.

## 13.1 TABELLA COMPARATIVA DEI BILANCI DI ESERCIZIO DI DE'LONGHI S.P.A. PER GLI ESERCIZI CHIUSI AL 31 DICEMBRE 1998,1999 E 2000, ESPRESSI IN LIRE

### Stati Patrimoniali De'Longhi S.p.A.

| (Milioni di Lire) | | 1998 | 1999 | 2000 |
|---|---|---|---|---|
| **ATTIVO** | | | | |
| **A)** | **CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI** | **9.100** | **25.000** | **-** |
| **B)** | **IMMOBILIZZAZIONI** | | | |
| | I. Immobilizzazioni immateriali | 207.175 | 194.035 | 175.959 |
| | II. Immobilizzazioni materiali | 226.831 | 215.137 | 197.322 |
| | III. Immobilizzazioni finanziarie | 143.306 | 82.620 | 246.456 |
| | **Totale immobilizzazioni (B)** | **577.312** | **491.792** | **619.737** |
| **C)** | **ATTIVO CIRCOLANTE** | | | |
| | I. Rimanenze | 143.953 | 127.664 | 176.737 |
| | II. Crediti | 643.540 | 545.191 | 526.214 |
| | III. Attività finanziarie che non costituiscono immobilizzazioni | 2.566 | 4.351 | 2.004 |
| | IV. Disponibilità liquide | 26.864 | 94.302 | 43.699 |
| | **Totale attivo circolante (C)** | **816.923** | **771.508** | **748.654** |
| **D)** | **RATEI E RISCONTI ATTIVI** | **2.732** | **2.724** | **5.996** |
| | **Totale ratei e risconti attivi (D)** | **2.732** | **2.724** | **5.996** |
| **TOTALE ATTIVITÀ (A + B + C + D)** | | **1.406.067** | **1.291.024** | **1.374.387** |
| **PASSIVO** | | | | |
| **A)** | **PATRIMONIO NETTO** | | | |
| | I. Capitale Sociale | 300.000 | 400.000 | 400.000 |
| | IV. Riserva legale | 1.440 | 1.820 | 4.565 |
| | VII. Altre riserve | 19.169 | 26.169 | 34.241 |
| | IX. Utile (perdita) dell'esercizio | 7.380 | 54.891 | 34.467 |
| | **Totale patrimonio netto (A)** | **327.989** | **482.880** | **473.273** |
| **B)** | **FONDI PER RISCHI ED ONERI** | | | |
| | 1) Per trattamento di quiescenza e obblighi simili | 2.596 | 2.652 | 2.658 |
| | 3) Altri | 12.393 | 17.366 | 13.224 |
| | **Totale fondi per rischi ed oneri (B)** | **14.989** | **20.018** | **15.882** |
| **C)** | **TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO** | **18.354** | **18.193** | **19.083** |
| **D)** | **DEBITI** | | | |
| | 1) Obbligazioni | 244.711 | 92.711 | - |
| | 3) Debiti verso banche | 361.982 | 237.167 | 237.470 |
| | 4) Debiti verso altri finanziatori | 16.097 | 23.272 | - |
| | 5) Acconti | 4.767 | 2.148 | 4.562 |
| | 6) Debiti verso fornitori | 123.498 | 154.059 | 171.782 |
| | 8) Debiti verso imprese controllate | 65.405 | 50.354 | 370.117 |
| | 9) Debiti verso imprese collegate | 837 | 276 | 1.369 |
| | 10) Debiti verso controllanti | 155.137 | 150.956 | 21 |
| | 11) Debiti tributari | 27.631 | 19.282 | 54.615 |
| | 12) Debiti verso Istituti di previdenza e sicurezza sociale | 3.926 | 4.000 | 4.171 |
| | 13) Altri debiti | 37.578 | 33.655 | 16.697 |
| | **Totale debiti (D)** | **1.041.569** | **767.880** | **860.804** |
| **E)** | **RATEI E RISCONTI PASSIVI** | **3.166** | **2.053** | **5.345** |
| **TOTALE PASSIVITÀ (A + B + C + D + E)** | | **1.406.067** | **1.291.024** | **1.374.387** |
| **TOTALE CONTI D'ORDINE** | | **215.182** | **283.476** | **487.383** |

## Conti Economici De'Longhi S.p.A.

| (Milioni di Lire) | | Unaudited 1998 | 1999 | 2000 |
|---|---|---|---|---|
| **A)** | **VALORE DELLA PRODUZIONE** | | | |
| | 1) Ricavi delle vendite e delle prestazioni di servizi | 749.192 | 822.493 | 924.229 |
| | 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e prodotti finiti | (38.650) | (19.209) | 31.823 |
| | 3) Variazione dei lavori in corso su ordinazione | – | – | – |
| | 4) Incrementi di immobilizzazioni per lavori interni | 2.350 | 2.346 | 3.871 |
| | 5) Altri ricavi e proventi con separata indicazione dei contributi in conto esercizio | 24.134 | 21.712 | 27.151 |
| | **Totale valore della produzione (A)** | **737.026** | **827.342** | **987.074** |
| **B)** | **COSTI DELLA PRODUZIONE** | | | |
| | 6) Per materie prime, sussidiarie, di consumo e di merci | 377.696 | 400.561 | 529.148 |
| | 7) Per servizi | 150.925 | 159.962 | 196.081 |
| | 8) Per godimento beni di terzi | 3.821 | 3.036 | 4.330 |
| | 9) Per il personale | 89.482 | 93.831 | 99.365 |
| | 10) Ammortamenti e svalutazioni | 59.515 | 52.242 | 68.678 |
| | 11) Variazioni delle rimanenze di materie prime, sussidiarie, | (10.555) | (2.919) | (17.250) |
| | 12) Accantonamenti per rischi | 7.578 | 5.582 | 6.498 |
| | 13) Altri accantonamenti | – | – | – |
| | 14) Oneri diversi di gestione | 10.970 | 7.228 | 7.136 |
| | **Totale costi della produzione (B)** | **689.432** | **719.523** | **893.986** |
| | **Differenza tra valore e costi della produzione (A – B)** | **47.594** | **107.819** | **93.088** |
| **C)** | **PROVENTI ED ONERI FINANZIARI** | | | |
| | 15) Proventi da partecipazioni | 8.062 | 7.765 | 21.333 |
| | 16) Altri proventi finanziari | 15.984 | 20.614 | 32.197 |
| | 17) Interessi passivi ed altri oneri finanziari | (70.361) | (46.118) | (57.602) |
| | **Totale proventi ed oneri finanaziari (C)** | **(46.315)** | **(17.739)** | **(4.072)** |
| **D)** | **RETTIFICHE DI VALORE DI ATTIVITÀ FINANZIARIE** | | | |
| | 18) Rivalutazioni | – | – | 1.360 |
| | 19) Svalutazioni | (38.098) | (20.889) | (565) |
| | **Totale rettifche di attività finanziarie (D)** | **(38.098)** | **(20.889)** | **795** |
| **E)** | **PROVENTI ED ONERI STRAORDINARI** | | | |
| | 20) Proventi | 71.751 | – | 2.453 |
| | 21) Oneri | (18.923) | (2.467) | (22.058) |
| | **Totale proventi ed oneri straordinari (E)** | **52.828** | **(2.467)** | **(19.605)** |
| | **RISULTATO PRIMA DELLE IMPOSTE (A – B + C + D + E)** | **16.009** | **66.724** | **70.206** |
| | 22) Imposte sul reddito dell'esercizio | 8.629 | 11.832 | 35.739 |
| | **23) UTILE DELL'ESERCIZIO** | **7.380** | **54.892** | **34.467** |

## 13.2 TABELLA COMPARATIVA DEI BILANCI DI ESERCIZIO DI DE'LONGHI S.P.A. PER GLI ESERCIZI CHIUSI AL 31 DICEMBRE 1998,1999 E 2000, ESPRESSI IN EURO

### Stati Patrimoniali De'Longhi S.p.A.

| (Migliaia di Euro) | 1998 | 1999 | 2000 |
|---|---|---|---|
| **ATTIVO** | | | |
| **A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI** | **4.700** | **12.911** | **–** |
| **B) IMMOBILIZZAZIONI** | | | |
| I. Immobilizzazioni immateriali | 106.997 | 100.211 | 90.875 |
| II. Immobilizzazioni materiali | 117.148 | 111.109 | 101.908 |
| III. Immobilizzazioni finanziarie | 74.011 | 42.670 | 127.284 |
| **Totale immobilizzazioni (B)** | **298.157** | **253.989** | **320.067** |
| **C) ATTIVO CIRCOLANTE** | | | |
| I. Rimanenze | 74.346 | 65.933 | 91.277 |
| II. Crediti | 332.360 | 281.568 | 271.767 |
| III. Attività finanziarie che non costituiscono immobilizzazioni | 1.325 | 2.247 | 1.035 |
| IV. Disponibilità liquide | 13.874 | 48.703 | 22.568 |
| ***Totale attivo circolante (C)*** | **421.906** | **398.451** | **386.647** |
| **D) RATEI E RISCONTI ATTIVI** | **1.411** | **1.407** | **3.097** |
| **TOTALE ATTIVITÀ (A + B + C + D)** | **726.173** | **666.759** | **709.812** |
| **PASSIVO** | | | |
| **A) PATRIMONIO NETTO** | | | |
| I. Capitale Sociale | 154.937 | 206.583 | 206.583 |
| IV. Riserva legale | 744 | 940 | 2.358 |
| VII. *Altre riserve* | 9.900 | 13.515 | 17.684 |
| IX. Utile (perdita) dell'esercizio | 3.812 | 28.349 | 17.801 |
| **Totale patrimonio netto (A)** | **169.392** | **249.387** | **244.425** |
| **B) FONDI PER RISCHI ED ONERI** | | | |
| 1) Per trattamento di quiescenza e *obblighi simili* | 1.341 | 1.370 | 1.373 |
| 3) Altri | 6.400 | 8.969 | 6.830 |
| **Totale fondi per rischi ed oneri (B)** | **7.741** | **10.339** | **8.202** |
| **C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO** | **9.479** | **9.396** | **9.856** |
| **D) DEBITI** | | | |
| 1) *Obbligazioni* | 126.383 | 47.881 | – |
| 3) Debiti verso banche | 186.948 | 122.487 | 122.643 |
| 4) Debiti verso altri finanziatori | 8.314 | 12.019 | – |
| 5) Acconti | 2.462 | 1.109 | 2.356 |
| 6) Debiti verso fornitori | 63.781 | 79.564 | 88.718 |
| 8) Debiti verso imprese controllate | 33.779 | 26.006 | 191.149 |
| 9) Debiti verso imprese collegate | 432 | 142 | 707 |
| 10) Debiti verso controllanti | 80.122 | 77.962 | 11 |
| 11) Debiti tributari | 14.270 | 9.958 | 28.206 |
| 12) Debiti verso Istituti di previdenza e sicurezza sociale | 2.028 | 2.066 | 2.154 |
| 13) Altri debiti | 19.408 | 17.381 | 8.623 |
| **Totale debiti (D)** | **537.926** | **396.577** | **444.568** |
| **E) RATEI E RISCONTI PASSIVI** | **1.635** | **1.060** | **2.761,** |
| **TOTALE PASSIVITÀ (A + B + C + D + E)** | **726.173** | **666.759** | **709.812** |
| **TOTALE CONTI D'ORDINE** | **111.132** | **146.403** | **251.712** |

## Conti Economici De'Longhi S.p.A.

| (Migliaia di Euro) | | Unaudited 1998 | 1999 | 2000 |
|---|---|---|---|---|
| **A)** | **VALORE DELLA PRODUZIONE** | | | |
| | 1) Ricavi delle vendite e delle prestazioni di servizi | 386.925 | 424.782 | 477.324 |
| | 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e prodotti finiti | (19.961) | (9.921) | 16.435 |
| | 3) Variazione dei lavori in corso su ordinazione | – | – | – |
| | 4) Incrementi di immobilizzazioni per lavori interni | 1.214 | 1.212 | 1.999 |
| | 5) Altri ricavi e proventi con separata indicazione dei contributi in conto esercizio | 12.464 | 11.213 | 14.022 |
| | **Totale valore della produzione (A)** | **380.642** | **427.287** | **509.781** |
| **B)** | **Costi della produzione** | | | |
| | 6) Per materie prime, sussidiarie, di consumo e di merci | 195.064 | 206.873 | 273.282 |
| | 7) Per servizi | 77.946 | 82.614 | 101.267 |
| | 8) Per godimento beni di terzi | 1.973 | 1.568 | 2.236 |
| | 9) Per il personale | 46.214 | 48.459 | 51.318 |
| | 10) Ammortamenti e svalutazioni | 30.737 | 26.981 | 35.469 |
| | 11) Variazioni delle rimanenze di materie prime, sussidiarie, | (5.451) | (1.508) | (8.909) |
| | 12) Accantonamenti per rischi | 3.914 | 2.883 | 3.356 |
| | 13) Altri accantonamenti | – | – | – |
| | 14) Oneri diversi di gestione | 5.666 | 3.733 | 3.685 |
| | **Totale costi della produzione (B)** | **356.061** | **371.603** | **461.705** |
| | **Differenza tra valore e costi della produzione (A – B)** | **24.581** | **55.684** | **48.076** |
| **C)** | **PROVENTI ED ONERI FINANZIARI** | | | |
| | 15) Proventi da partecipazioni | 4.164 | 4.010 | 11.018 |
| | 16) Altri proventi finanziari | 8.256 | 10.646 | 16.628 |
| | 17) Interessi passivi ed altri oneri finanziari | (36.339) | (23.818) | (29.749) |
| | **Totale proventi ed oneri finanaziari (C)** | **(23.920)** | **(9.161)** | **(2.103)** |
| **D)** | **RETTIFICHE DI VALORE DI ATTIVITÀ FINANZIARIE** | | | |
| | 18) Rivalutazioni | – | – | 702 |
| | 19) Svalutazioni | (19.676) | (10.788) | (292) |
| | **Totale rettifche di attività finanziarie (D)** | **(19.676)** | **(10.788)** | **410** |
| **E)** | **PROVENTI ED ONERI STRAORDINARI** | | | |
| | 20) Proventi | 37.056 | – | 1.267 |
| | 21) Oneri | (9.773) | (1.274) | (11.392) |
| | **Totale proventi ed oneri straordinari (E)** | **27.283** | **(1.274)** | **(10.125)** |
| | **RISULTATO PRIMA DELLE IMPOSTE (A – B + C + D + E)** | **8.268** | **34.460** | **36.258** |
| | 22) Imposte sul reddito dell'esercizio | 4.457 | 6.111 | 18.458 |
| | **23) UTILE DELL'ESERCIZIO** | **3.811** | **28.349** | **17.801** |

## 13.3 RELAZIONI DELLA SOCIETÀ DI REVISIONE RELATIVE AI BILANCI D'ESERCIZIO DI DE'LONGHI S.P.A. PER GLI ESERCIZI CHIUSI AL 31 DICEMBRE 1998,1999 E 2000


Coopers & Lybrand

organizzazione e revisione contabile

Piazza Crispi 8
31100 Treviso
Tel. +39 0422 542726
Fax +39 0422 579889

uffici in Italia
Treviso Bari Bologna
Brescia Firenze Genova
Milano Napoli Padova
Palermo Roma Torino
Udine Verona


### RELAZIONE DELLA SOCIETA' DI REVISIONE

Al Consiglio di Amministrazione
della De' Longhi S.p.A.

1. Abbiamo assoggettato a revisione contabile lo stato patrimoniale e la parte della nota integrativa ad esso relativa della De' Longhi S.p.A. al 31 dicembre 1998.

2. Il nostro esame è stato svolto secondo gli statuiti principi di revisione e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio d'esercizio, interpretate ed integrate dai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.

3. Come convenuto, il nostro esame è stato limitato allo stato patrimoniale al 31 dicembre 1998 ed alla parte della nota integrativa ad esso relativa e non è stato esteso al conto economico dell'esercizio chiuso a tale data, alla parte della nota integrativa ad esso relativa, ed alla voce "utile dell'esercizio" esposta separatamente nello stato patrimoniale al 31 dicembre 1998. I valori dello stato patrimoniale e del conto economico dell'esercizio precedente, presentati a fini comparativi non sono stati assoggettati a revisione contabile.

4. A nostro giudizio il sopramenzionato stato patrimoniale e la parte della nota integrativa ad esso relativo nel suo complesso è stato redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria della De' Longhi S.p.A. per l'esercizio chiuso al 31 dicembre 1998, in conformità alle norme che disciplinano il bilancio d'esercizio, richiamate nel secondo paragrafo.

5. A titolo informativo richiamiamo i seguenti aspetti:

   (a) Le immobilizzazioni materiali sono state sottoposte in esercizi precedenti ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato dell'esercizio e sul patrimonio netto sono forniti nella nota integrativa nella illustrazione della voce "Immobilizzazioni materiali".

(b) De' Longhi S.p.A. detiene partecipazioni di controllo, iscritte in bilancio secondo il criterio del costo rettificato per perdite durature di valore, ed ha pertanto redatto il bilancio consolidato di Gruppo. Tale bilancio rappresenta un'integrazione del bilancio d'esercizio ai fini di un'adeguata informazione sulla situazione patrimoniale, finanziaria ed economica della società e del Gruppo. Il bilancio consolidato è stato da noi esaminato per quanto riguarda lo stato patrimoniale al 31 dicembre 1998 ed la parte della nota integrativa ad esso relativa e lo stesso, con la relativa relazione, è presentato unitamente al bilancio d'esercizio.

COOPERS & LYBRAND S.p.A.

Treviso, 30 giugno 1999

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

**BILANCIO D'ESERCIZIO AL 31 DICEMBRE 1999**

**RELAZIONE DELLA SOCIETÀ DI REVISIONE**

Agli azionisti della
Dè Longhi S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio d'esercizio della Dè Longhi S.p.A. chiuso al 31 dicembre 1999. La responsabilità della redazione del bilancio compete agli amministratori della Dè Longhi S.p.A. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione emessa da Coopers & Lybrand S.p.A. in data 30 giugno 1999.

3. A nostro giudizio, il bilancio d'esercizio della Dè Longhi S.p.A. al 31 dicembre 1999 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

4. A titolo informativo richiamiamo i seguenti aspetti:

   (a) Le immobilizzazioni materiali sono state sottoposte in esercizi precedenti ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti nella nota integrativa nella illustrazione della voce "Immobilizzazioni materiali".

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702013 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37/39 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37121 Via Malenza 2 Tel. 0458002561

PRICEWATERHOUSECOOPERS

(b) Dè Longhi S.p.A. detiene partecipazioni di controllo, iscritte in bilancio secondo il criterio del costo rettificato per perdite durature di valore, ed ha pertanto redatto il bilancio consolidato di Gruppo. Tale bilancio rappresenta un'integrazione del bilancio d'esercizio ai fini di un'adeguata informazione sulla situazione patrimoniale, finanziaria ed economica della società e del Gruppo. Il bilancio consolidato è stato da noi esaminato e lo stesso, con la relativa relazione, è presentato unitamente al bilancio d'esercizio.

Treviso, 26 giugno 2000

PricewaterhouseCoopers S.p.A.

Roberto Adami
(Revisore contabile)

**RELAZIONE DELLA SOCIETÀ DI REVISIONE**

Agli azionisti della
De' Longhi SpA

1 Abbiamo svolto la revisione contabile del bilancio d'esercizio della società De' Longhi SpA chiuso al 31 dicembre 2000. La responsabilità della redazione del bilancio compete agli amministratori della società De' Longhi SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale. I bilanci di alcune società controllate sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda circa il 13 per cento del valore iscritto alla voce "Partecipazioni" e l'1 per cento del totale dell'attivo è basato anche sulla revisione svolta da altro revisore. Inoltre, la revisione dei bilanci di alcune controllate indirette è pure affidata ad altri revisori.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 26 giugno 2000.

3 A nostro giudizio, il bilancio d'esercizio della De' Longhi SpA al 31 dicembre 2000 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

4 A titolo informativo richiamiamo i seguenti aspetti:

(a) Le immobilizzazioni materiali sono state sottoposte nel corrente esercizio e in esercizi precedenti ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti nella nota integrativa nella illustrazione della voce "Immobilizzazioni materiali".

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob - Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 - **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 - **Bologna** 40122 Via delle Lame 111 Tel. 051526611 - **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 - **Firenze** 50129 Viale Milton 65 Tel. 0554627100 - **Genova** 16121 Piazza Dante 7 Tel. 0105702013 - **Milano** 20122 Corso Europa 2 Tel. 0277851 - **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 - **Padova** 35137 Largo Europa 16 Tel. 0498762677 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 - **Trento** 38100 Via San Francesco 8 Tel. 0461237004 - **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 - **Udine** 33100 Via Marinoni 12 Tel. 043225789 - **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

(b) I marchi iscritti nelle immobilizzazioni immateriali sono stati sottoposti nel corrente esercizio ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti in nota integrativa nella illustrazione della voce "Immobilizzazioni immateriali".

(c) La società detiene partecipazioni di controllo, iscritte in bilancio secondo il criterio del costo rettificato per perdite durature di valore, ed ha pertanto redatto, come richiesto dalle norme di legge, il bilancio consolidato di Gruppo. Tale bilancio rappresenta un'integrazione del bilancio d'esercizio ai fini di un'adeguata informazione sulla situazione patrimoniale, finanziaria ed economica della società e del Gruppo. Il bilancio consolidato è stato da noi esaminato e lo stesso, con la relativa relazione, è presentato unitamente al bilancio d'esercizio.

Treviso, 11 aprile 2001

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

## 13.4 Relazioni del Collegio sindacale ai bilanci di esercizio di De'Longhi S.p.A. per gli esercizi chiusi al 31 dicembre 1998,1999 e 2000

**DE' LONGHI S.p.A.**

Sede legale: Treviso - Via Ludovico Seitz, 47.

Capitale Sociale: Lit. 300.000.000.000 p.v.

Iscritta al Registro delle Imprese del Tribunale di Treviso n. 41279

Iscritta al R.E.A. di Treviso n. 224758

* * *

**RELAZIONE DEL COLLEGIO SINDACALE**

**AL BILANCIO AL 31.12.1998**

Signori soci,

il bilancio al 31.12.98 che Vi viene sottoposto dal Consiglio di Amministrazione per l'esame e l'approvazione è stato da noi attentamente esaminato e si sintetizza nelle seguenti risultanze:

**STATO PATRIMONIALE**

| | | |
|---|---|---|
| **ATTIVO** | | |
| A) CREDITI VS/SOCI per vers. Ancora dovuti | lire | 9.100.000.000 |
| B) IMMOBILIZZAZIONI | lire | 577.311.984.304 |
| C) ATTIVO CIRCOLANTE | lire | 816.923.049.100 |
| D) RATEI E RISCONTI | lire | 2.731.895.944 |
| TOTALE ATTIVO | lire | 1.406.066.929.348 |
| **PASSIVO** | | |
| A) PATRIMONIO NETTO | lire | 327.989.171.303 |
| IX) di cui utile d'esercizio lire 7.380.448.203 | | |
| B) FONDI PER RISCHI ED ONERI | lire | 14.988.902.153 |
| C) TRATTAMENTO DI FINE RAPPORTO | lire | 18.353.761.269 |
| D) DEBITI | lire | 1.041.569.427.657 |

| | | |
|---|---|---|
| E) RATEI E RISCONTI | lire | 3.165.666.966 |
| TOTALE PASSIVO | lire | 1.406.066.929.348 |

Tale risultato è confermato dal conto economico, che espone:

**CONTO ECONOMICO**

| | | |
|---|---|---|
| A) VALORE DELLA PRODUZIONE | lire | 737.026.023.985 |
| B) COSTI DELLA PRODUZIONE | lire | 689.431.073.306 |
| *Differenza Valore/Costi della produzione* | *lire* | *47.594.950.679* |
| C) PROVENTI ED ONERI FINANZIARI | lire | (46.314.954.448) |
| D) RETTIFICHE DI VALORE DI ATT. FINANZ. | Lire | (38.098.151.101) |
| E) PROVENTI ED ONERI STRAORDINARI | lire | 52.828.035.073 |
| RISULTATO ANTE-IMPOSTE (A - B ± C ± D ± E) | lire | 16.009.880.203 |
| IMPOSTE DELL'ESERCIZIO | lire | (8.629.432.000) |
| RISULTATO DELL'ESERCIZIO | lire | 7.380.448.203 |

I criteri di valutazione applicati e le variazioni delle singole poste del bilancio rispetto al precedente esercizio sono stati esaurientemente esposti e commentati dal Consiglio di Amministrazione nella nota integrativa, che contribuisce pertanto a fornire una rappresentazione chiara della situazione patrimoniale, economica e finanziaria della Vostra società; inoltre, nella relazione sulla gestione viene illustrata esaurientemente l'attività svolta dalla società nell'esercizio chiuso al 31.12.1998.

Da parte del Collegio Sindacale possiamo attestare che, nel corso dell'esercizio, nell'effettuare le verifiche periodiche demandateci dalla legge non abbiamo avuto occasione di rilevare omissioni e manchevolezze meritevoli di censura.

Possiamo quindi affermare che, a nostro giudizio, le scritture contabili relative all'esercizio chiuso alla data del 31.12.1998 sono, nel loro complesso, correttamente tenute.

Per quanto riguarda specificamente alcune poste dello Stato Patrimoniale, riteniamo opportuno effettuare le seguenti precisazioni:

- i costi di impianto ed ampliamento sono iscritti con il consenso del Collegio Sindacale, al netto degli ammortamenti calcolati secondo aliquote costanti;
- il valore delle immobilizzazioni materiali è iscritto secondo il criterio del costo d'acquisto al netto degli ammortamenti calcolati con criterio sistematico ed in riferimento alla loro residua possibilità di utilizzazione;
- le rimanenze di merci e di titoli non costituenti attività immobilizzate sono iscritte al costo di acquisto o di produzione, ovvero, se minore, al valore di mercato;
- i crediti sono iscritti in Bilancio al valore di presumibile realizzo, mentre i debiti sono iscritti al loro valore nominale;
- il costo dei beni di leasing grava sull'esercizio di competenza in ragione di un criterio strettamente temporale, sulla base della durata del relativo contratto;
- i ratei ed i risconti sono iscritti in base al principio della competenza temporale e si riferiscono esclusivamente a quote di costi e di ricavi la cui entità varia in funzione del tempo;
- il fondo trattamento di fine rapporto risulta adeguato a norma di legge in base al personale in forza al 31.12.1998 ed alle competenze maturate in favore dello stesso;
- la valutazione di tutte le altre voci di Bilancio è stata effettuata a norma di legge, applicando criteri prudenziali e nel rispetto del principio di competenza.

Si dà atto che, durante l'esercizio chiuso alla data del 31.12.1998, non vi sono stati motivi che abbiano reso necessario il ricorso alle deroghe di cui all'art. 2423, comma 4 c.c..

Questo Collegio, pertanto, esprime parere favorevole all'approvazione del bilancio di esercizio chiuso al 31.12.98, così come presentatoVi dal Consiglio di Amministrazione, associandosi alle proposte dello stesso in merito alla proposta di destinazione dell'utile dell'esercizio.

Treviso, 14 giugno 1999.

I Sindaci

dr. Carlo Garavaglia

dr. Luigi Garavaglia

dr. Giuliano Saccardi

**DE' LONGHI S.p.A.**

**Capitale sociale Lit. 400.000.000.000**

**Sede legale in Treviso, Via L. Seitz n. 47**

**Iscritta al Registro delle Imprese di Treviso al n. 41279**

**Iscritta al REA presso la CCIAA di Treviso al n. 224758**

**Codice fiscale 11570840154**

* * *

RELAZIONE DEL COLLEGIO SINDACALE

AL BILANCIO D'ESERCIZIO AL 31 DICEMBRE 1999

* * *

Signori Soci,

il progetto di bilancio dell'esercizio chiuso al 31 dicembre 1999, sottopostoVi per l'esame e l'approvazione dal consiglio di amministrazione, si sintetizza nelle seguenti risultanze:

| | |
|---|---|
| ATTIVO | |
| CREDITI VERSO SOCI PER | |
| VERSAMENTI ANCORA DOVUTI | 24.999.697.000 |
| IMMOBILIZZAZIONI | 491.792.209.110 |
| ATTIVO CIRCOLANTE | 771.508.987.397 |
| RATEI E RISCONTI ATTIVI | 2.724.022.733 |
| TOTALE ATTIVO | 1.291.024.916.240 |

La presente relazione si compone di n. 5 pagine

PASSIVO

| | |
|---|---|
| PATRIMONIO NETTO | 482.880.654.699 |
| (al lordo dell'utile dell'esercizio di Lit. 54.891.483.396) | |
| FONDI PER RISCHI ED ONERI | 20.018.410.176 |
| TRATTAMENTO DI FINE RAPPORTO | |
| DI LAVORO SUBORDINATO | 18.193.388.802 |
| DEBITI | 767.879.205.397 |
| RATEI E RISCONTI PASSIVI | 2.053.257.166 |
| TOTALE PASSIVO E NETTO | 1.291.024.916.240 |

Tali risultanze sono confermate dal Conto Economico, che espone:

| | |
|---|---|
| VALORE DELLA PRODUZIONE | 827.342.491.457 |
| COSTI DELLA PRODUZIONE | (719.523.499.993) |
| PROVENTI ED ONERI FINANZIARI | (17.739.052.452) |
| RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | (20.888.931.439) |
| PROVENTI ED ONERI STRAORDINARI | (2.467.207.177) |
| IMPOSTE SUL REDDITO DELL'ESERCIZIO | (11.832.317.000) |
| UTILE DELL'ESERCIZIO | 54.891.483.396 |

I conti d'ordine ammontano complessivamente a Lit. 283.475.922.618.

* * *

Il progetto di bilancio sottoposto alla Vostra approvazione è stato redatto in base alle disposizioni legislative vigenti ed osservando gli obblighi previsti dal D. Lgs. 127/1991.

Il nostro esame sul progetto di bilancio è stato svolto secondo i principi di comportamento del collegio sindacale raccomandati dai Consigli nazionali

dei Dottori Commercialisti e dei Ragionieri e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio di esercizio, interpretate e integrate dai corretti principi contabili enunciati dai Consigli nazionali dei Dottori Commercialisti e dei Ragionieri, nonché, ove necessario, ai principi contabili internazionali dell'International Accounting Standards Committee.

Lo stato patrimoniale e il conto economico presentano a fini comparativi i valori dell'esercizio precedente.

Le variazioni delle singole poste del bilancio sono state esposte e commentate dal consiglio di amministrazione nella nota integrativa, che illustra inoltre i criteri di valutazione utilizzati, in relazione ai quali riteniamo opportuno effettuare le seguenti precisazioni:

- i costi di impianto e di ampliamento sono iscritti con il consenso del Collegio Sindacale, al netto degli ammortamenti calcolati secondo aliquote costanti;
- il valore delle immobilizzazioni materiali è iscritto secondo il criterio del costo d'acquisto, comprensivo degli oneri accessori di diretta imputazione, al netto degli ammortamenti calcolati con criterio sistematico ed in riferimento alla loro residua possibilità di utilizzazione;
- le rimanenze non costituenti attività immobilizzate sono iscritte al minore tra il costo di acquisto o di produzione ed il valore di realizzo desunto dall'andamento del mercato, applicando il criterio del costo medio ponderato;
- i crediti sono iscritti in bilancio al valore di presumibile realizzazione, mentre i debiti sono iscritti al valore nominale;

- i ratei e i risconti sono iscritti in base al principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi sugli esercizi medesimi;
- il trattamento di fine rapporto risulta adeguato a norma di legge in base al personale in forza al 31 dicembre 1999 ed alle competenze maturate in favore dello stesso;
- la valutazione delle altre voci del bilancio è stata effettuata a norma di legge, applicando criteri prudenziali e nel rispetto del principio di competenza.

Non si è fatto ricorso a deroghe di cui all'art. 2423, comma 4, del codice civile.

Il consiglio di amministrazione nella relazione sulla gestione ha provveduto ad informarVi sull'attività aziendale e sugli accadimenti di natura patrimoniale, finanziaria ed economica che hanno caratterizzato l'esercizio chiuso al 31 dicembre 1999, nonché sulle politiche gestionali perseguite.

Nel corso dell'esercizio abbiamo proceduto al controllo sulla tenuta della contabilità, al controllo dell'amministrazione e alla vigilanza sull'osservanza della legge e dell'atto costitutivo, partecipando alle riunioni degli organi sociali ed effettuando le verifiche ai sensi dell'art. 2403 del codice civile.

A nostro giudizio, il sopramenzionato bilancio corrisponde alle risultanze dei libri e delle scritture contabili e la valutazione del patrimonio sociale è stata effettuata in conformità alle disposizioni di cui all'art. 2426 del codice civile.

Esprimiamo, pertanto, parere favorevole alla sua approvazione, nonché alla proposta degli amministratori in merito alla destinazione dell'utile d'esercizio.

Milano, 12 giugno 2000

IL COLLEGIO SINDACALE

(Dott. Carlo Garavaglia)

(Dott. Giancarlo Malerba)

(Dott. Giuliano Saccardi)

22/c/testi/bil/ffx4196b

**DE' LONGHI S.p.A.**

**Capitale sociale Lit. 400.000.000.000**

**Sede legale in Treviso, Via L. Seitz n. 47**

**Registro delle Imprese di Treviso n. 41279 - Codice Fiscale 11570840154**

* * *

## RELAZIONE DEL COLLEGIO SINDACALE AL BILANCIO D'ESERCIZIO CHIUSO AL 31 DICEMBRE 2000

* * *

Signori Azionisti,

il progetto di bilancio dell'esercizio chiuso al 31 dicembre 2000, sottopostoVi per l'esame e l'approvazione dal Consiglio di Amministrazione, si sintetizza nelle seguenti risultanze:

| | |
|---|---|
| **Totale attivo** | **1.374.387.282.539** |
| Patrimonio netto | 473.272.852.137 |
| Passività | 901.114.430.402 |
| **Totale passivo e netto** | **1.374.387.282.539** |
| Valore della produzione | 987.073.579.674 |
| Costi della produzione | (893.985.458.407) |
| Proventi ed oneri finanziari | (4.071.623.453) |
| Rettifiche di valore di attivita' finanziarie | 794.805.079 |
| Proventi ed oneri straordinari | (19.605.152.499) |
| Imposte sul reddito dell'esercizio | (35.739.189.000) |
| **Utile dell'esercizio** | **34.466.961.394** |

I conti d'ordine ammontano complessivamente a Lit. 487.382.582.176.

* * *

Il progetto di bilancio sottoposto alla Vostra approvazione è stato redatto in base alle disposizioni legislative vigenti ed approvato dal Consiglio di Amministrazione in data odierna.

Dopo aver effettuato le verifiche nel seguito descritte, abbiamo provveduto a redigere la presente relazione rinunciando, per quanto di nostra competenza, ai termini previsti dal comma 1 dell'art. 2429 del Codice Civile.

Il nostro esame sul progetto di bilancio è stato svolto secondo i principi di comportamento del collegio sindacale raccomandati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio di esercizio, interpretate e integrate dai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, nonché, ove necessario, ai principi contabili internazionali dell'International Accounting Standards Committee.

Lo stato patrimoniale e il conto economico presentano a fini comparativi i valori dell'esercizio precedente.

Le variazioni delle singole poste del bilancio sono state esposte e commentate dal consiglio di amministrazione nella nota integrativa, che illustra inoltre i criteri di valutazione utilizzati, in relazione ai quali riteniamo opportuno effettuare le seguenti precisazioni:

- i costi di impianto e di ampliamento sono iscritti con il consenso del Collegio Sindacale, al netto degli ammortamenti calcolati secondo aliquote costanti;

- il valore delle immobilizzazioni materiali è iscritto secondo il criterio del costo d'acquisto, comprensivo degli oneri accessori di diretta imputazione, al netto degli ammortamenti calcolati con criterio sistematico ed in riferimento alla loro residua possibilità di utilizzazione;
- le rimanenze non costituenti attività immobilizzate sono iscritte al minore tra il costo di acquisto o di produzione ed il valore di realizzo desunto dall'andamento del mercato, applicando il criterio del costo medio ponderato;
- i crediti sono iscritti in bilancio al valore di presumibile realizzazione, mentre i debiti sono iscritti al valore nominale;
- i ratei e i risconti sono iscritti in base al principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi sugli esercizi medesimi;
- il trattamento di fine rapporto risulta adeguato a norma di legge in base al personale in forza al 31 dicembre 2000 ed alle competenze maturate in favore dello stesso;
- la valutazione delle altre voci del bilancio è stata effettuata a norma di legge, applicando criteri prudenziali e nel rispetto del principio di competenza.

Non si è fatto ricorso a deroghe di cui all'art. 2423, comma 4, del codice civile.

Il consiglio di amministrazione nella relazione sulla gestione ha provveduto ad informarVi sull'attività aziendale e sugli accadimenti di natura patrimoniale, finanziaria ed economica che hanno caratterizzato l'esercizio chiuso al 31 dicembre 2000, nonché sulle politiche gestionali perseguite.

Nel corso dell'esercizio abbiamo proceduto al controllo sulla tenuta della contabilità, al controllo dell'amministrazione e alla vigilanza sull'osservanza della legge e dell'atto costitutivo, partecipando alle riunioni degli organi sociali ed effettuando le verifiche ai sensi dell'art. 2403 del codice civile.

A nostro giudizio, il sopramenzionato bilancio corrisponde alle risultanze dei libri e delle scritture contabili e la valutazione del patrimonio sociale è stata effettuata in conformità alle disposizioni di cui all'art. 2426 del codice civile.

Pertanto, esprimiamo parere favorevole alla sua approvazione, nonché alla proposta degli Amministratori in merito alla destinazione dell'utile d'esercizio.

Treviso, 10 aprile 2001

IL COLLEGIO SINDACALE

Carlo Garavaglia

Giancarlo Malerba

Giuliano Saccardi

## 13.5 TABELLA COMPARATIVA DEI BILANCI CONSOLIDATI DI DE'LONGHI S.P.A. PER GLI ESERCIZI CHIUSI AL 31 DICEMBRE 1998,1999 E 2000, ESPRESSI IN LIRE

### Stati Patrimoniali Consolidati

| (Milioni di Lire) | 1998 | 1999 | 2000 |
|---|---|---|---|
| **ATTIVO** | | | |
| **A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI** | **9.100** | **25.000** | **-** |
| **B) IMMOBILIZZAZIONI** | | | |
| I. Immobilizzazioni immateriali | 226.759 | 209.537 | 748.467 |
| II. Immobilizzazioni materiali | 283.628 | 267.287 | 344.097 |
| III. Immobilizzazioni finanziarie | 95.350 | 43.598 | 22.679 |
| **Totale immobilizzazioni (B)** | **605.737** | **520.422** | **1.115.243** |
| **C) ATTIVO CIRCOLANTE** | | | |
| I. Rimanenze | 243.725 | 227.605 | 370.539 |
| II. Crediti | 709.353 | 618.762 | 761.806 |
| III. Attività finanziarie che non costituiscono immobilizzazioni | 2.645 | 4.430 | 2.004 |
| IV. Disponibilità liquide | 75.955 | 141.385 | 128.976 |
| **Totale attivo circolante (C)** | **1.031.678** | **992.182** | **1.263.325** |
| **D) RATEI E RISCONTI ATTIVI** | **4.672** | **4.337** | **23.637** |
| **Totale ratei e risconti attivi (D)** | **4.672** | **4.337** | **23.637** |
| **TOTALE ATTIVITÀ (A + B + C + D)** | **1.651.187** | **1.541.941** | **2.402.205** |
| **PASSIVO** | | | |
| **A) PATRIMONIO NETTO** | | | |
| I. Capitale Sociale | 300.000 | 400.000 | 400.000 |
| IV. Riserva legale | 1.440 | 1.820 | 4.565 |
| VII. Altre riserve | 19.009 | 26.839 | 34.310 |
| VIII. Utili (perdite) portati a nuovo | 5.866 | 7.703 | 1.937 |
| IX. Utile (perdita) dell'esercizio | 9.209 | 49.125 | 27.980 |
| **Totale patrimoni di competenza del Gruppo** | **335.524** | **485.487** | **468.792** |
| X. Capitale e riserve di pertinenza di terzi | 855 | 660 | 433 |
| XI. Utile (perdita) dell'esercizio di pertinenza di terzi | (275) | 1 | 204 |
| **Totale patrimonio netto di competenza di terzi** | **580** | **661** | **637** |
| **Totale patrimonio netto (A)** | **336.104** | **486.148** | **469.429** |
| **B) FONDI PER RISCHI ED ONERI** | | | |
| 1) Per trattamento di quiescenza e obblighi simili | 4.996 | 5.341 | 6.405 |
| 4) Altri | 14.071 | 10.385 | 15.447 |
| **Totale fondi per rischi ed oneri (B)** | **19.067** | **15.726** | **21.852** |
| **C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO** | **24.333** | **24.302** | **37.526** |
| **D) DEBITI** | | | |
| 1) Obbligazioni | 244.711 | 92.711 | 290.440 |
| 3) Debiti verso banche | 508.189 | 397.107 | 533.006 |
| 4) Debiti verso altri finanziatori | 19.506 | 23.572 | 26.437 |
| 5) Acconti | 5.265 | 2.542 | 5.453 |
| 6) Debiti verso fornitori | 230.242 | 258.132 | 357.814 |
| 7) Debiti rappresentati da titoli di credito | 48 | – | 73 |
| 8) Debiti verso imprese controllate | 2.472 | 2.586 | 2.704 |
| 9) Debiti verso imprese collegate | 837 | 276 | 1.369 |
| 10) Debiti verso controllanti | 155.137 | 150.956 | 413.019 |
| 11) Debiti tributari | 39.570 | 29.805 | 74.306 |
| 12) Debiti verso Istituti di previdenza e sicurezza sociale | 6.143 | 7.358 | 9.887 |
| 13) Altri debiti | 55.534 | 44.225 | 130.515 |
| **Totale debiti (D)** | **1.267.654** | **1.009.270** | **1.845.023** |
| **E) RATEI E RISCONTI PASSIVI** | **4.029** | **6.495** | **28.375** |
| **Totale ratei e risconti passivi (E)** | **4.029** | **6.495** | **28.375** |
| **TOTALE PASSIVITÀ (A + B + C + D + E)** | **1.651.187** | **1.541.941** | **2.402.205** |
| **TOTALE CONTI D'ORDINE** | **126.482** | **177.567** | **24.254** |

## Conti Economici Consolidati

| *(Milioni di Lire)* | | **Unaudited 1998** | **1999** | **2000** |
|---|---|---|---|---|
| **A)** | **VALORE DELLA PRODUZIONE** | | | |
| | 1) Ricavi delle vendite e delle prestazioni di servizi | 1.068.600 | 1.136.044 | 1.222.951 |
| | 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e prodotti finiti | (65.742) | (20.810) | 50.254 |
| | 3) Variazione dei lavori in corso su ordinazione | 2.350 | – | – |
| | 4) Incrementi di immobilizzazioni per lavori interni | 22.473 | 2.346 | 3.937 |
| | 5) Altri ricavi e proventi con separata indicazione dei contributi in conto esercizio | | 22.531 | 27.073 |
| | **Totale valore della produzione (A)** | **1.027.681** | **1.140.111** | **1.304.215** |
| **B)** | **COSTI DELLA PRODUZIONE** | | | |
| | 6) Per materie prime, sussidiarie, di consumo e di merci | 499.305 | 521.080 | 625.633 |
| | 7) Per servizi | 235.411 | 254.967 | 301.812 |
| | 8) Per godimento beni di terzi | 11.950 | 11.885 | 14.241 |
| | 9) Per il personale | 148.558 | 158.766 | 173.659 |
| | 10) Ammortamenti e svalutazioni | 74.834 | 70.148 | 67.061 |
| | 11) Variazioni delle rimanenze di materie prime, sussidiarie, | (13.213) | 2.397 | (16.188) |
| | 12) Accantonamenti per rischi | 8.071 | 6.159 | 7.820 |
| | 13) Altri accantonamenti | 1.818 | 250 | 1.342 |
| | 14) Oneri diversi di gestione | 19.478 | 15.596 | 8.543 |
| | **Totale costi della produzione (B)** | **986.212** | **1.041.248** | **1.183.923** |
| | **Differenza tra valore e costi della produzione (A – B)** | **41.469** | **98.863** | **120.292** |
| **C)** | **PROVENTI ED ONERI FINANZIARI** | | | |
| | 15) Proventi da partecipazioni | 189 | 835 | 8.481 |
| | 16) Altri proventi finanziari | 18.745 | 31.055 | 58.316 |
| | 17) Interessi passivi ed altri oneri finanziari | (83.361) | (56.204) | (97.579) |
| | **Totale proventi ed oneri finanaziari (C)** | **(64.427)** | **(24.314)** | **(30.782)** |
| **D)** | **RETTIFICHE DI VALORE DI ATTIVITÀ FINANZIARIE** | | | |
| | 18) Rivalutazioni | 993 | – | 53 |
| | 19) Svalutazioni | (26) | (467) | (1) |
| | **Totale rettifche di attività finanziarie (D)** | **967** | **(467)** | **52** |
| **E)** | **PROVENTI ED ONERI STRAORDINARI** | | | |
| | 20) Proventi | 68.454 | 567 | 3.613 |
| | 21) Oneri | (25.059) | (7.607) | (23.548) |
| | **Totale proventi ed oneri straordinari (E)** | **43.395** | **(7.040)** | **(19.935)** |
| | **Risultato prima delle imposte (A – B + C + D + E)** | **21.404** | **67.042** | **69.627** |
| | 22) Imposte sul reddito dell'esercizio | 12.470 | 17.916 | 41.443 |
| | **23) UTILE DELL'ESERCIZIO** | **8.934** | **49.126** | **28.184** |
| | 23a) (Utile) dell'esercizio di pertinenza di terzi | 275 | (1) | (204) |
| | **23b) Utile consolidato dell'esercizio** | **9.209** | **49.125** | **27.980** |

## 13.6 TABELLA COMPARATIVA DEI BILANCI CONSOLIDATI DI DE'LONGHI S.P.A. PER GLI ESERCIZI CHIUSI AL 31 DICEMBRE 1998,1999 E 2000, ESPRESSI IN EURO

### Stati Patrimoniali Consolidati

| (Migliaia di Euro) | 1998 | 1999 | 2000 |
|---|---|---|---|
| **ATTIVO** | | | |
| **A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI** | **4.700** | **12.911** | **-** |
| **B) IMMOBILIZZAZIONI** | | | |
| I. Immobilizzazioni immateriali | 117.111 | 108.216 | 386.551 |
| II. Immobilizzazioni materiali | 146.481 | 138.042 | 177.710 |
| III. Immobilizzazioni finanziarie | 49.244 | 22.517 | 11.713 |
| **Totale immobilizzazioni (B)** | **312.836** | **268.775** | **573.974** |
| **C) ATTIVO CIRCOLANTE** | | | |
| I. Rimanenze | 125.873 | 117.548 | 191.368 |
| II. Crediti | 366.351 | 319.563 | 393.439 |
| III. Attività finanziarie che non costituiscono immobilizzazioni | 1.366 | 2.288 | 1.035 |
| IV. Disponibilità liquide | 38.228 | 73.020 | 66.611 |
| **Totale attivo circolante (C)** | **532.818** | **512.420** | **652.453** |
| **D) RATEI E RISCONTI ATTIVI** | **2.413** | **2.240** | **12.207** |
| **Totale ratei e risconti attivi (D)** | **2.413** | **2.240** | **12.207** |
| **TOTALE ATTIVITÀ (A + B + C + D)** | **852.767** | **796.346** | **1.240.634** |
| **PASSIVO** | | | |
| **A) PATRIMONIO NETTO** | | | |
| I. Capitale Sociale | 154.937 | 206.583 | 206.583 |
| IV. Riserva legale | 744 | 940 | 2.358 |
| VII. Altre riserve | 9.817 | 13.861 | 17.720 |
| VIII. Utili (perdite) portati a nuovo | 3.209 | 3.978 | 1.000 |
| IX. Utile (perdita) dell'esercizio | 4.756 | 25.371 | 14.450 |
| **Totale patrimonio di competenza del Gruppo** | **173.283** | **250.733** | **242.111** |
| X. Capitale e riserve di pertinenza di terzi | 442 | 341 | 224 |
| XI. Utile (perdita dell'esercizio di pertinenza di terzi | (142) | 1 | 105 |
| **Totale patrimonio netto di competenza di terzi** | **300** | **341** | **329** |
| **Totale patrimonio netto (A)** | **173.583** | **251.075** | **242.439** |
| **B) FONDI PER RISCHI ED ONERI** | | | |
| 1) Per trattamento di quiescenza e obblighi simili | 2.580 | 2.758 | 3.308 |
| 3) Altri | 7.267 | 5.363 | 7.978 |
| **Totale fondi per rischi ed oneri (B)** | **9.847** | **8.121** | **11.286** |
| **C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO** | **12.567** | **12.551** | **19.380** |
| **D) DEBITI** | | | |
| 1) Obbligazioni | 126.383 | 47.881 | 150.000 |
| 3) Debiti verso banche | 262.458 | 205.089 | 275.275 |
| 4) Debiti verso altri finanziatori | 10.074 | 12.174 | 13.654 |
| 5) Acconti | 2.719 | 1.313 | 2.816 |
| 6) Debiti verso fornitori | 118.910 | 133.314 | 184.796 |
| 7) Debiti rappresentati da titoli di credito | 25 | - | 38 |
| 8) Debiti verso imprese controllate | 1.277 | 1.336 | 1.396 |
| 9) Debiti verso imprese collegate | 432 | 143 | 707 |
| 10) Debiti verso controllanti | 80.122 | 77.962 | 213.307 |
| 11) Debiti tributari | 20.437 | 15.393 | 38.376 |
| 12) Debiti verso Istituti di previdenza e sicurezza sociale | 3.172 | 3.800 | 5.106 |
| 13) Altri debiti | 28.680 | 22.840 | 67.405 |
| **Totale debiti (D)** | **654.689** | **521.245** | **952.876** |
| **E) RATEI E RISCONTI PASSIVI** | **2.081** | **3.354** | **14.653** |
| **Totale ratei e risconti passivi (E)** | **2.081** | **3.354** | **14.653** |
| **TOTALE PASSIVITÀ (A + B + C + D + E)** | **852.767** | **796.346** | **1.240.634** |
| **TOTALE CONTI D'ORDINE** | **65.323** | **91.706** | **12.526** |

## Conti Economici Consolidati

| (Migliaia di Euro) | | Unaudited 1998 | 1999 | 2000 |
|---|---|---|---|---|
| **A)** | **VALORE DELLA PRODUZIONE** | | | |
| 1) | Ricavi delle vendite e delle prestazioni di servizi | 551.886 | 586.717 | 631.600 |
| 2) | Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e prodotti finiti | (33.953) | (10.747) | 25.954 |
| 3) | Variazione dei lavori in corso su ordinazione | 1.214 | – | – |
| 4) | Incrementi di immobilizzazioni per lavori interni | 11.606 | 1.212 | 2.033 |
| 5) | Altri ricavi e proventi con separata indicazione dei contributi in conto esercizio | – | 11.636 | 13.982 |
| | **Totale valore della produzione (A)** | **530.753** | **588.818** | **673.570** |
| **B)** | **COSTI DELLA PRODUZIONE** | | | |
| 6) | Per materie prime, sussidiarie, di consumo e di merci | 257.869 | 269.115 | 323.112 |
| 7) | Per servizi | 121.579 | 131.679 | 155.873 |
| 8) | Per godimento beni di terzi | 6.172 | 6.138 | 7.355 |
| 9) | Per il personale | 76.724 | 81.996 | 89.688 |
| 10) | Ammortamenti e svalutazioni | 38.649 | 36.228 | 34.635 |
| 11) | Variazioni delle rimanenze di materie prime, sussidiarie, | (6.824) | 1.238 | (8.360) |
| 12) | Accantonamenti per rischi | 4.168 | 3.181 | 4.039 |
| 13) | Altri accantonamenti | 939 | 129 | 693 |
| 14) | Oneri diversi di gestione | 10.060 | 8.055 | 4.412 |
| | **Totale costi della produzione (B)** | **509.336** | **537.759** | **611.447** |
| | **Differenza tra valore e costi della produzione (A – B)** | **21.417** | **51.059** | **62.123** |
| **C)** | **PROVENTI ED ONERI FINANZIARI** | | | |
| 15) | Proventi da partecipazioni | 98 | 432 | 4.380 |
| 16) | Altri proventi finanziari | 9.681 | 16.038 | 30.118 |
| 17) | Interessi passivi ed altri oneri finanziari | (43.053) | (29.027) | (50.395) |
| | **Totale proventi ed oneri finanaziari (C)** | **(33.274)** | **(12.557)** | **(15.897)** |
| **D)** | **RETTIFICHE DI VALORE DI ATTIVITÀ FINANZIARIE** | | | |
| 18) | Rivalutazioni | 513 | – | 27 |
| 19) | Svalutazioni | (14) | (241) | (1) |
| | **Totale rettifche di attività finanziarie (D)** | **499** | **(241)** | **26** |
| **E)** | **PROVENTI ED ONERI STRAORDINARI** | | | |
| 20) | Proventi | 35.354 | 293 | 1.866 |
| 21) | Oneri | (12.942) | (3.929) | (12.161) |
| | **Totale proventi ed oneri straordinari (E)** | **22.412** | **(3.636)** | **(10.294)** |
| | **RISULTATO PRIMA DELLE IMPOSTE (A – B + C + D + E)** | **11.054** | **34.625** | **35.958** |
| 22) | Imposte sul reddito dell'esercizio | 6.440 | 9.253 | 21.403 |
| **23)** | **UTILE DELL'ESERCIZIO** | **4.614** | **25.371** | **14.555** |
| 23a) | (Utile) dell'esercizio di pertinenza di terzi | 142 | (1) | (105) |
| **23b)** | **Utile consolidato dell'esercizio** | **4.756** | **25.371** | **14.450** |

## 13.7 RELAZIONI DELLA SOCIETÀ DI REVISIONE RELATIVE AI BILANCI CONSOLIDATI DI DE'LONGHI S.P.A. PER GLI ESERCIZI CHIUSI AL 31 DICEMBRE 1998,1999 E 2000

Coopers & Lybrand
organizzazione e revisione contabile
Piazza Crispi 8
31100 Treviso
Tel. +39 0422 542726
Fax +39 0422 579889
uffici in Italia
Treviso Bari Bologna
Brescia Firenze Genova
Milano Napoli Padova
Palermo Roma Torino
Udine Verona

### RELAZIONE DELLA SOCIETA' DI REVISIONE

Al Consiglio di Amministrazione
De' Longhi S.p.A.

1. Abbiamo assoggettato a revisione contabile lo stato patrimoniale consolidato e la parte della nota integrativa ad esso relativa della De' Longhi S.p.A. e controllate al 31 dicembre 1998.

2. Il nostro esame è stato svolto secondo gli statuiti principi di revisione e, in conformità a tali principi, abbiamo fatto riferimento ai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.

3. Come convenuto, il nostro esame è stato limitato allo stato patrimoniale consolidato al 31 dicembre 1998 ed alla parte della nota integrativa ad esso relativa e non è stato esteso al conto economico consolidato dell'esercizio chiuso a tale data, alla parte della nota integrativa ad esso relativa, ed alla voce "utile dell'esercizio" esposta separatamente nello stato patrimoniale consolidato al 31 dicembre 1998.

4. A nostro giudizio il sopramenzionato stato patrimoniale consolidato e la parte della nota integrativa ad esso relativa nel suo complesso è stato redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria consolidata della De' Longhi S.p.A. e controllate al 31 dicembre 1998, in conformità alle norme che disciplinano il bilancio consolidato, richiamate nel secondo paragrafo.

COOPERS & LYBRAND S.p.A.

Treviso, 30 giugno 1999

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

**BILANCIO CONSOLIDATO AL 31 DICEMBRE 1999**

**RELAZIONE DELLA SOCIETÀ DI REVISIONE**

Agli azionisti della
Dè Longhi S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio consolidato della Dè Longhi S.p.A. chiuso al 31 dicembre 1999. La responsabilità della redazione del bilancio compete agli amministratori della Dè Longhi S.p.A. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Per il giudizio relativo al bilancio consolidato dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione emessa da Coopers & Lybrand S.p.A. in data 30 giugno 1999.

3. A nostro giudizio, il bilancio consolidato della Dè Longhi S.p.A. al 31 dicembre 1999 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

Treviso, 26 giugno 2000

PricewaterhouseCoopers S.p.A.

Roberto Adami
(Revisore contabile)

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702013 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37/39 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37121 Via Malenza 2 Tel. 0458002561

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

**RELAZIONE DELLA SOCIETÀ DI REVISIONE**

Agli azionisti della
De' Longhi SpA

1 Abbiamo svolto la revisione contabile del bilancio consolidato della società De' Longhi SpA e controllate (gruppo De' Longhi) chiuso al 31 dicembre 2000 . La responsabilità della redazione del bilancio consolidato compete agli amministratori della società De' Longhi SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale. I bilanci di alcune società controllate sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda circa il 7 per cento del totale attivo consolidato e circa il 21 per cento del valore della produzione consolidato è basato anche sulla revisione svolta da altri revisori.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 26 giugno 2000.

3 A nostro giudizio, il bilancio consolidato del gruppo De' Longhi al 31 dicembre 2000 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico del gruppo.

Treviso, 11 aprile 2001

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702013 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

## 13.8 RELAZIONI DEL COLLEGIO SINDACALE AI BILANCI CONSOLIDATI DI DE'LONGHI S.P.A. PER GLI ESERCIZI CHIUSI AL 31 DICEMBRE 1998,1999 E 2000

***De' Longhi SpA e Società Controllate***

* * *

***Relazione del Collegio Sindacale al Bilancio Consolidato***

Signori azionisti, il Bilancio Consolidato chiuso al 31 dicembre 1998, che è stato messo a Vostra disposizione, è stato redatto, così come quello riferito alla società capogruppo, in conformità alle disposizioni del D. Lgs.127/1991.

Il Bilancio in esame espone le seguenti risultanze (importi in lire milioni):

| | |
|---|---|
| 1. Attivo | Lit. 1.651.187 |
| 2. Passivo | Lit. 1.315.083 |
| 3. Patrimonio netto complessivo | Lit. 336.104 |
| (di cui Lit. 580 di pertinenza di terzi) | |
| 4. Utile consolidato dell'esercizio | Lit. 9.209 |

Il nostro esame è stato svolto secondo i principi di comportamento del collegio sindacale, enunciati dal Consiglio nazionale dei Dottori Commercialisti e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il Bilancio Consolidato, interpretate e integrate dai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.

Nella relazione degli Amministratori sulla gestione vengono esposte le vicende che hanno interessato il gruppo, nonché il settore in cui lo stesso opera.

Il bilancio consolidato è stato da noi esaminato per accertare la regolarità del consolidamento, tenuto conto dei bilanci della società capogruppo e delle società controllate incluse nell'area di consolidamento, nonché delle rettifiche operate in applicazione dei principi normativi riguardanti la redazione del bilancio consolidato.

Abbiamo, inoltre, controllato la congruenza del bilancio consolidato con la relazione degli amministratori, concernente la situazione complessiva delle società incluse nell'area di consolidamento e l'andamento della gestione nel suo insieme e nei vari settori. A tal fine abbiamo esaminato le relazioni sulla gestione e le relazioni del collegio sindacale delle società controllate incluse nel consolidamento, il prospetto delle scritture di elisione del valore delle partecipazioni e il dettaglio delle differenze da consolidamento.

In conclusione, attestiamo che i valori del bilancio consolidato al 31 dicembre 1998 corrispondono alle risultanze contabili della capogruppo e alle

informazioni trasmesse dalle società controllate incluse nell'area di consolidamento e che le scritture di consolidamento sono state effettuate nel rispetto del disposto del D.Lgs. 127/1991.

Milano, 11 giugno 1999

Il Collegio Sindacale

Dott. Carlo Garavaglia

Dott. Luigi Garavaglia

Dott. Giuliano Saccardi

22/c/testi/bil/ffx3278a.doc

**De'Longhi S.p.A.**

**sede in via L. Seitz 47, 31100 Treviso**

*

**Bilancio consolidato dell'esercizio al 31 dicembre 1999**

**Relazione del collegio sindacale**

*

Signori soci,

abbiamo esaminato il progetto di bilancio consolidato dell'esercizio chiuso al 31 dicembre 1999 della società De'Longhi S.p.A. redatto dagli amministratori di quest'ultima e da questi comunicato al collegio sindacale della stessa.

I valori di sintesi del bilancio consolidato sono i seguenti.

(valori in milioni di lire)

- Stato patrimoniale:

| | |
|---|---|
| ATTIVITÀ | 1.541.941 |
| PASSIVITÀ | 1.055.793 |
| PATRIMONIO NETTO DI TERZI | 661 |
| PATRIMONIO NETTO DEL GRUPPO | 485.487 |
| CONTI D'ORDINE | 177.567 |

- Conto economico:

| | |
|---|---|
| VALORE DELLA PRODUZIONE | 1.140.111 |
| COSTI DELLA PRODUZIONE | (1.041.248) |
| PROVENTI E ONERI FINANZIARI | (24.314) |

| | |
|---|---|
| RETTIFICHE DI VALORE DI ATT. FINANZIARIE | (467) |
| PROVENTI E ONERI STRAORDINARI | (7.040) |
| IMPOSTE SUL REDDITO DELL'ESERCIZIO | (17.916) |
| UTILE (PERDITA) DI PERTINENZA DI TERZI | 1 |
| UTILE (PERDITA) DI PERTINENZA DEL GRUPPO | 49.125 |

La nota integrativa al bilancio consolidato illustra la composizione delle voci sopra elencate e le variazioni nelle stesse intervenute rispetto all'esercizio precedente.

Vi segnaliamo che il bilancio consolidato chiude con un utile di pertinenza del gruppo di lit. 49.125 milioni. Evidenziamo che tale risultato è influenzato da "proventi ed oneri straordinari" per l'importo negativo di lit. 7.040 milioni.

Nell'esercizio precedente il gruppo aveva conseguito un utile di lit 9.209 milioni. Di conseguenza, il risultato economico dell'esercizio mostra un miglioramento di lit. 39.916 milioni rispetto al precedente esercizio.

Il nostro esame è stato svolto secondo i principi di comportamento del collegio sindacale, enunciati dal Consiglio Nazionale dei Dottori Commercialisti e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio consolidato, interpretate ed integrate dai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.

Il nostro esame è stato finalizzato a verificare la regolarità del bilancio consolidato e la sua corrispondenza alle scritture dalla società controllante ed alle informazioni trasmesse dalle imprese incluse nel consolidamento.

Nella relazione degli Amministratori sulla gestione vengono esposte le vicende che hanno interessato il gruppo, nonché il settore in cui lo stesso opera.

Abbiamo inoltre verificato la congruenza della stessa con le risultanze del bilancio consolidato. Abbiamo altresì esaminato le relazioni sulla gestione e le relazioni del collegio sindacale delle società controllate incluse nel consolidamento, il prospetto delle scritture di elisione di valore delle partecipazioni ed il dettaglio delle differenze di consolidamento.

Vi comunichiamo che dalle verifiche effettuate non sono emersi rilievi.

Di conseguenza, il bilancio consolidato presentato dagli Amministratori della controllante ci risulta corrispondere alle risultanze delle scritture contabili della capogruppo ed alle informazioni trasmesse dalle imprese incluse nel consolidamento. Ci risulta inoltre che il bilancio consolidato al 31.12.1999 sia stato predisposto nel rispetto delle disposizioni di cui al d.lgs. n. 127/1991.

Milano, il 28 giugno 2000

I sindaci

Dott. Carlo Garavaglia (Presidente)

Dott. Giuliano Saccardi

Dott. Giancarlo Malerba

32/d//testi/bil/gbx4207b.doc

**DE' LONGHI S.p.A.**

**Capitale sociale lire 400.000.000.000**

**Sede legale in Treviso, Via L.Seitz n. 47**

**Registro Imprese di Treviso n. 41279 – Codice Fiscale 11570840154**

* * *

## RELAZIONE DEL COLLEGIO SINDACALE AL BILANCIO CONSOLIDATO DEL GRUPPO DE' LONGHI AL 31 DICEMBRE 2000

Signori Azionisti,

abbiamo esaminato il progetto di bilancio consolidato dell'esercizio chiuso al 31 dicembre 2000 del Gruppo De' Longhi, redatto ed approvato dagli amministratori in data odierna; esso si sintetizza nei seguenti valori *(importi in milioni di lire)*:

| | |
|---|---|
| Attivo | 1.856.861 |
| Differenza di consolidamento | 545.344 |
| **Totale attivo** | **2.402.205** |
| Passività | 1.932.776 |
| Capitale e riserve di gruppo | 440.812 |
| **Utile (perdita) dell'esercizio di gruppo** | **27.980** |
| Capitale e riserve di terzi | 433 |
| **Utile (perdita) dell'esercizio di pertinenza di terzi** | **204** |
| **Totale passivo** | **2.402.205** |

1

I conti d'ordine ammontano a Lit. 24.254 milioni.

Il conto economico consolidato, che rappresenta la gestione dal 1 gennaio 2000 al 31 dicembre 2000, può essere riassunto come segue:

*(importi in milioni di lire)*:

| | |
|---|---|
| Valore della produzione | 1.304.215 |
| Costi della produzione | (1.183.923) |
| **Differenza** | **120.292** |
| Proventi e oneri finanziari | (30.782) |
| Rettifiche di valore di attività finanziarie | 52 |
| Proventi e oneri straordinari | (19.935) |
| **Risultato prima delle imposte** | **69.627** |
| Imposte sul reddito dell'esercizio | (41.443) |
| **Utile (perdita) dell'esercizio consolidato(a)** | **(204)** |
| **Utile (perdita) dell'esercizio di pertinenza di terzi** | **27.980** |

* * *

In pari data, dopo aver effettuato le verifiche nel seguito descritte, abbiamo provveduto a redigere la presente relazione rinunciando, per quanto di nostra competenza, ai termini previsti dal comma 1 dell'art. 2429 del Codice Civile.

In dettaglio, risulta che il bilancio consolidato è stato redatto nel rispetto delle disposizioni di cui al D.Lgs. n. 127/91.

2

La nota integrativa al bilancio consolidato illustra la composizione delle voci sopra elencate e le variazioni nelle stesse intervenute rispetto all'esercizio precedente.

Vi segnaliamo che il bilancio consolidato chiude con un utile di pertinenza del Gruppo di Lit. 27.980 milioni, con una flessione rispetto all'esercizio precedente di Lit. 21.145 dovuta in modo prevalente alla crescita degli oneri straordinari.

Il nostro esame è stato svolto secondo i principi di comportamento del collegio sindacale, enunciati dal Consiglio Nazionale dei Dottori Commercialisti e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio consolidato, interpretate ed integrate dai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, nonché ove necessario, ai principi contabili internazionali dell'International Accounting Standards Comitee.

Il nostro esame è stato finalizzato a verificare la regolarità del bilancio consolidato e la sua corrispondenza alle scritture della società controllante ed alle informazioni trasmesse dalle società controllate incluse nell'area di consolidamento.

Nella relazione degli Amministratori sulla gestione vengono esposte le vicende che hanno interessato il Gruppo, nonché il settore in cui lo stesso opera. Abbiamo verificato la congruità delle informazioni riportate nella stessa con le risultanze del bilancio consolidato.

Abbiamo altresì esaminato le relazioni sulla gestione e le relazioni del collegio sindacale delle società controllate incluse nell'area di

consolidamento, il prospetto delle scritture di elisione delle partecipazioni ed il dettaglio delle differenze di consolidamento.

Vi comunichiamo che dalle verifiche effettuate non sono emersi rilievi; di conseguenza, il bilancio consolidato del Gruppo al 31 dicembre 2000 risulta corrispondere alle risultanze delle scritture contabili della Capogruppo ed alle informazioni trasmesse dalle imprese incluse nell'area di consolidamento.

Treviso, 10 aprile 2001

I sindaci

Carlo Garavaglia

Giuliano Saccardi

Giancarlo Malerba

## 13.9 TABELLA COMPARATIVA DEI BILANCI CONSOLIDATI DI KENWOOD APPLIANCES PLC PER GLI ESERCIZI CHIUSI AL 2 APRILE 1999 E 31 MARZO 2000 E 2001, ESPRESSI IN LIRE

### Conto Economico Consolidato

| (Millioni di Lire) | Esercizio chiuso al 31 marzo 2001 | Esercizio chiuso al 31 marzo 2000 | Esercizio chiuso al 2 aprile 1999 |
|---|---|---|---|
| **Ricavi dalle vendite** | | | |
| Attività ordinarie | 494.663 | 461.043 | 417.936 |
| Attività dismesse | 882 | 6.500 | 26.241 |
| | **495.545** | **467.543** | **444.177** |
| Costo del venduto | (341.365) | (296.525) | (288.794) |
| **Margine lordo** | **154.180** | **171.018** | **155.383** |
| Costi di distribuzione | (108.491) | (111.171) | (107.156) |
| Costi amministrativi | (40.807) | (39.309) | (39.674) |
| | **(149.298)** | **(150.480)** | **(146.830)** |
| | **4.882** | **20.538** | **8.553** |
| Altri proventi/(oneri) | 485 | (872) | 478 |
| **Utile operativo** | | | |
| Attività ordinarie | 5.382 | 20.624 | 10.606 |
| Attività dismesse | (15) | (958) | (1.575) |
| | **5.367** | **19.666** | **9.031** |
| **Attività straordinarie** | | | |
| Attività ordinarie | (9.353) | (8.892) | (25.604) |
| Attività dismesse | – | (4.769) | – |
| Interessi bancari attivi | 669 | 907 | 2.029 |
| Interessi passivi | (9.772) | (10.513) | (13.568) |
| | **(9.103)** | **(9.606)** | **(11.539)** |
| **Perdita sulla gestione ordinaria prima delle imposte** | **(13.089)** | **(3.601)** | **(28.112)** |
| Imposte sulla perdita della gestione ordinaria | (8.959) | (4.393) | (4.378) |
| **Perdita di competenza della controllante** | **(22.048)** | **(7.994)** | **(32.490)** |

## Stato Patrimoniale Consolidato

| (Millioni di Lire) | 31 marzo 2001 | 31 marzo 2000 | 2 aprile 1999 |
|---|---|---|---|
| **Immobilizzazioni** | | | |
| Immobilizzazioni materiali | 42.699 | 66.211 | 79.160 |
| Immobilizzazioni finanziarie | 4.431 | 6.197 | 5.554 |
| | **47.130** | **72.408** | **84.714** |
| **Attivo circolante** | | | |
| Rimanenze | 69.901 | 82.844 | 62.534 |
| Crediti | 120.186 | 118.474 | 117.176 |
| Disponibilità liquide | 34.431 | 34.646 | 27.869 |
| | **224.518** | **235.964** | **207.579** |
| Debiti: entro 12 mesi | (217.639) | (233.321) | (220.441) |
| Capitale circolante netto | 6.879 | 2.643 | (12.862) |
| **Totale attivo meno debiti a breve** | **54.009** | **75.051** | **71.852** |
| Debiti: oltre 12 mesi | (13.668) | (11.690) | (1.735) |
| Fondi per rischi ed oneri | (1.510) | (1.627) | (2.896) |
| | **38.831** | **61.734** | **67.221** |
| **Patrimonio netto** | | | |
| Capitale sociale | 14.340 | 14.749 | 13.217 |
| Riserva da sovrapprezzo delle azioni | 78.491 | 80.725 | 72.341 |
| Riserva specifica | 2.008 | 7.011 | 6.283 |
| Utili/(perdite) accumulate | (56.008) | (40.751) | (24.620) |
| | **38.831** | **61.734** | **67.221** |

## 13.10 TABELLA COMPARATIVA DEI BILANCI CONSOLIDATI DI KENWOOD APPLIANCES PLC PER GLI ESERCIZI CHIUSI AL 2 APRILE 1999 E 31 MARZO 2000 E 2001, ESPRESSI IN EURO

### Conto Economico Consolidato

| (Migliaia di Euro) | Esercizio chiuso al 31 marzo 2001 | Esercizio chiuso al 31 marzo 2000 | Esercizio chiuso al 2 aprile 1999 |
|---|---|---|---|
| **Ricavi dalle vendite** | | | |
| Attività ordinarie | 255.472 | 238.109 | 215.846 |
| Attività dismesse | 456 | 3.357 | 13.552 |
| | 255.928 | 241.466 | 229.398 |
| Costo del venduto | (176.300) | (153.142) | (149.150) |
| **Margine lordo** | **79.628** | **88.324** | **80.248** |
| Costi di distribuzione | (56.031) | (57.415) | (55.341) |
| Costi amministrativi | (21.075) | (20.301) | (20.490) |
| | **(77.106)** | **(77.716)** | **(75.831)** |
| | **2.522** | **10.608** | **4.417** |
| Altri proventi/(oneri) | 250 | (450) | 247 |
| **Utile operativo** | | | |
| Attività ordinarie | 2.780 | 10.651 | 5.478 |
| Attività dismesse | (8) | (493) | (814) |
| | **2.772** | **10.158** | **4.664** |
| **Attività straordinarie** | | | |
| Attività ordinarie | (4.830) | (4.592) | (13.223) |
| Attività dismesse | – | (2.463) | – |
| Interessi bancari attivi | 346 | 468 | 1.048 |
| Interessi passivi | (5.047) | (5.430) | (7.007) |
| | **(4.701)** | **(4.962)** | **(5.959)** |
| **Perdita sulla gestione ordinaria prima delle imposte** | **(6.759)** | **(1.859)** | **(14.518)** |
| Imposte sulla perdita della gestione ordinaria | (4.627) | (2.269) | (2.261) |
| **Perdita di competenza della controllante** | **(11.386)** | **(4.128)** | **(16.779)** |

## Stato Patrimoniale Consolidato

| (Migliaia di Euro) | 31 marzo 2001 | 31 marzo 2000 | 2 aprile 1999 |
|---|---|---|---|
| **Immobilizzazioni** | | | |
| Immobilizzazioni materiali | 22.052 | 34.195 | 40.883 |
| Immobilizzazioni finanziarie | 2.288 | 3.200 | 2.868 |
| | **24.340** | **37.395** | **43.751** |
| **Attivo circolante** | | | |
| Rimanenze | 36.101 | 42.785 | 32.296 |
| Crediti | 62.071 | 61.187 | 60.516 |
| Disponibilità liquide | 17.782 | 17.893 | 14.393 |
| | **115.954** | **121.865** | **107.205** |
| Debiti: entro 12 mesi | (112.401) | (120.500) | (113.848) |
| Capitale circolante netto | 3.553 | 1.365 | (6.643) |
| ***Totale attivo meno debiti a breve*** | **27.893** | **38.760** | **37.108** |
| Debiti: oltre 12 mesi | (7.059) | (6.037) | (896) |
| Fondi per rischi ed oneri | (780) | (840) | (1.496) |
| | **20.054** | **31.883** | **34.716** |
| **Patrimonio netto** | | | |
| Capitale sociale | 7.406 | 7.617 | 6.826 |
| Riserva da sovrapprezzo delle azioni | 40.537 | 41.691 | 37.360 |
| Riserva specifica | 1.037 | 3.621 | 3.245 |
| Utili/(perdite) accumulate | (28.926) | (21.046) | (12.715) |
| | **20.054** | **31.883** | **34.716** |

## 13.11 Relazioni della società di revisione relative ai bilanci consolidati di Kenwood Appliances plc per gli esercizi chiusi al 2 aprile 1999 e 31 marzo 2000 e 2001

### RELAZIONE DELLA SOCIETÀ DI REVISIONE

(Traduzione dal testo originale in lingua Inglese, allegato ai bilanci depositati presso Borsa Italiana S.p.A. ed a disposizione del pubblico. I riferimenti alle pagine contenuti nel testo sotto riportato riguardano i fascicoli originali di bilancio pubblicati in lingua inglese.)

Agli Azionisti di Kenwood Appliances plc

Abbiamo svolto la revisione contabile del bilancio d'esercizio e del bilancio consolidato, allegati alle pagine da 18 a 48, che sono stati redatti secondo il principio del costo storico sulla base dei criteri contabili indicati da pagina 22 a pagina 25.

### Responsabilità degli Amministratori e della Società di Revisione

La responsabilità della redazione della relazione annuale comprendente, come descritto a pagina 12, il bilancio di esercizio ed il bilancio consolidato, compete agli amministratori della Società. Le nostre responsabilità, in qualità di revisori indipendenti, sono statuite dalla legge, dall'*Auditing Practices Board*, dai regolamenti della Borsa di Londra e dalle nostre norme etico-professionali.

Il nostro esame è stato svolto al fine di esprimere il nostro giudizio professionale in merito alla rappresentazione veritiera e corretta del bilancio di esercizio e del bilancio consolidato e alla loro conformità alle norme previste dal *Companies Act*. Inoltre, il nostro esame è stato svolto al fine di esprimere un giudizio in merito alla corrispondenza della relazione degli Amministratori ai bilanci, alla corretta tenuta della contabilità, alla completezza delle informazioni e dei chiarimenti richiesti per lo svolgimento della revisione contabile, alla completezza delle specifiche informazioni richieste dalla Legge o dai regolamenti di Borsa di Londra, riguardanti i compensi degli Amministratori ed i loro rapporti con la Società.

Abbiamo letto l'informativa contenuta nella relazione annuale e ne abbiamo verificato la corrispondenza con il bilancio d'esercizio e con il bilancio consolidato assoggettati a revisione contabile. Abbiamo considerato le implicazioni sul nostro giudizio professionale di ogni evidente errore o significativa incongruenza rispetto al bilancio d'esercizio ed al bilancio consolidato.

Come richiestoci dai regolamenti di Borsa, abbiamo verificato la conformità delle informazioni contenute nella pagina 10 con le specifiche disposizioni del *Combined Code*. In caso di difformità le stesse sarebbero evidenziate nella presente relazione. Non rientra negli scopi del nostro incarico la formulazione di un giudizio sia sulla efficacia delle procedure di *corporate governance* che sul sistema di controllo interno del Gruppo.

### Base del giudizio professionale di revisione

Il nostro esame è stato condotto secondo i principi di revisione contabile statuiti dall'*Auditing Practices Board*. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni

contenuti nei bilanci, la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati nella fattispecie e della ragionevolezza delle stime effettuate dagli Amministratori, nonché della loro coerente applicazione ed adeguata illustrazione.

La revisione è stata pianificata e svolta al fine di acquisire gli elementi ritenuti necessari per accertare, con ragionevole certezza, se il bilancio d'esercizio ed il bilancio consolidato siano viziati da errori significativi, legati all'esistenza di frodi o altre irregolarità o da errori. Nell'esprimere il nostro giudizio professionale abbiamo anche considerato l'attendibilità e la completezza complessiva della informativa presentata nel bilancio di esercizio e nel bilancio consolidato.

**Giudizio**

A nostro giudizio, il bilancio d'esercizio ed il bilancio consolidato chiusi al 2 aprile 1999 sono conformi alle norme che ne disciplinano i criteri di redazione previsti dal *Companies Act* del 1985 e, pertanto, rappresentano in modo veritiero e corretto la situazione patrimoniale e finanziaria ed il risultato economico della Società e del Gruppo.

**Ernst & Young**
Chartered Accountants
Registered Auditor
Southampton

1° luglio 1999

## RELAZIONE DELLA SOCIETÀ DI REVISIONE

(Traduzione dal testo originale in lingua Inglese, allegato ai bilanci depositati presso Borsa Italiana S.p.A. ed a disposizione del pubblico. I riferimenti alle pagine contenuti nel testo sotto riportato riguardano i fascicoli originali di bilancio pubblicati in lingua inglese.)

Agli Azionisti della Kenwood Appliances plc

Abbiamo svolto la revisione contabile del bilancio d'esercizio e del bilancio consolidato, allegati alle pagine da 18 a 47, che sono stati redatti secondo il principio del costo storico e sulla base dei criteri contabili indicati da pagina 22 a pagina 24.

### Responsabilità degli Amministratori e della Società di Revisione

La responsabilità della redazione della relazione annuale compete agli Amministratori. Come descritto a pagina 13, tale responsabilità include la preparazione del bilancio di esercizio e del bilancio consolidato redatti secondo le norme di legge ed i principi contabili del Regno Unito. Le nostre responsabilità, in qualità di revisori indipendenti, sono statuite dalle norme di legge del Regno Unito, dall'*Auditing Practices Board*, dai regolamenti del *Financial Services Authority* e dalle nostre norme etico–professionali.

Il nostro esame è stato svolto al fine di esprimere un giudizio professionale in merito alla rappresentazione veritiera e corretta del bilancio di esercizio e del bilancio consolidato ed alla loro conformità alle norme previste dal *Companies Act*. Inoltre, il nostro esame è stato svolto al fine di esprimere un giudizio in merito alla corrispondenza della relazione degli Amministratori con i bilanci, alla corretta tenuta della contabilità, alla completezza delle informazioni e dei chiarimenti richiesti per lo svolgimento della revisione contabile, alla completezza delle specifiche informazioni, richieste dalla Legge o dai regolamenti di Borsa di Londra, riguardanti i compensi degli Amministratori ed i loro rapporti con la Società.

Come richiestoci dai regolamenti di Borsa, abbiamo verificato le dichiarazioni della Società–incluse nella pagina 11–relativamente alla osservanza al Codice di Autodisciplina della *corporate governance* per quanto riguarda le sette disposizioni che il *Combined Code* ci richiede specificamente di verificare riguardo al Codice di Autodisciplina. Nel caso di difformità le stesse sarebbero evidenziate nella presente relazione. Non rientra negli scopi del nostro incarico la valutazione se le dichiarazioni degli Amministratori della Società sul sistema di controllo interno copre tutti i rischi e tutti i controlli, né ci viene richiesta l'espressione di un giudizio sulla efficacia delle procedure poste in essere, sia del Codice di Autodisciplina che di rischio e di controllo.

Abbiamo letto il resto dell'informativa contenuta nella relazione annuale, comprese le dichiarazioni sulla *corporate governance* ed abbiamo verificato la corrispondenza della stessa al bilancio d'esercizio ed al bilancio consolidato assoggettati a revisione contabile. Abbiamo considerato le implicazioni sul nostro giudizio professionale di ogni evidente errore o significativa incongruenza rispetto al bilancio d'esercizio ed al bilancio consolidato.

### Base del giudizio professionale di revisione

Il nostro esame è stato condotto secondo i principi di revisione contabile statuiti dall'*Auditing Practices Board*. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni

contenuti nei bilanci, la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati nella fattispecie e della ragionevolezza delle stime effettuate dagli Amministratori, nonché della loro coerente applicazione ed adeguata illustrazione.

La revisione è stata pianificata e svolta al fine di acquisire gli elementi ritenuti necessari per accertare, con ragionevole certezza, se il bilancio d'esercizio ed il bilancio consolidato siano viziati da errori significativi, legati all'esistenza di frodi, altre irregolarità o errori. Nell'esprimere il nostro giudizio professionale abbiamo anche considerato l'attendibilità e la completezza complessiva della informativa presentata nel bilancio di esercizio e nel bilancio consolidato.

**Giudizio**

A nostro giudizio, il bilancio d'esercizio ed il bilancio consolidato chiusi al 31 marzo 2000 sono conformi alle norme che ne disciplinano i criteri di redazione previsti dal *Companies Act* del 1985 e, pertanto, rappresentano in modo veritiero e corretto la situazione patrimoniale e finanziaria ed il risultato economico della Società e del Gruppo.

**Ernst & Young**
Chartered Accountants
Registered Auditor
Southampton

4 luglio 2000

## RELAZIONE DELLA SOCIETÀ DI REVISIONE

(Traduzione dal testo originale in lingua Inglese allegato ai bilanci depositati presso Borsa Italiana S.p.A. ed a disposizione del pubblico. I riferimenti alle pagine contenuti nel testo sotto riportato riguardano i fascicoli originali di bilancio pubblicati in lingua inglese.)

Agli Azionisti della Kenwood Appliances plc

Abbiamo svolto la revisione contabile del bilancio d'esercizio e del bilancio consolidato, allegati alle pagine da 6 a 32, che sono stati redatti secondo il principio del costo storico e sulla base dei criteri contabili indicati da pagina 11 a pagina 13.

### Responsabilità degli Amministratori e della Società di Revisione

Come descritto a pagina 4, la responsabilità della predisposizione del bilancio di esercizio e del bilancio consolidato redatti secondo le norme di legge ed i principi contabili del Regno Unito compete agli Amministratori della Società. È nostra la responsabilità di esprimere un giudizio professionale sul bilancio d'esercizio e sul bilancio consolidato, in qualità di revisori indipendenti, sulla base del lavoro di revisione contabile svolto e di emettere la nostra relazione di revisione. Le nostre responsabilità sono statuite dalle norme di legge del Regno Unito, dall'*Auditing Practices Board*, dai regolamenti del *Financial Services Authority* e dalle nostre norme etico-professionali.

### Base del giudizio professionale di revisione

Il nostro esame è stato condotto secondo i principi di revisione contabile statuiti dall'*Auditing Practices Board*. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nei bilanci, la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati nella fattispecie e della ragionevolezza delle stime effettuate dagli Amministratori, nonché della loro coerente applicazione ed adeguata illustrazione.

La revisione è stata pianificata e svolta al fine di acquisire gli elementi ritenuti necessari per accertare, con ragionevole certezza, se il bilancio d'esercizio ed il bilancio consolidato siano viziati da errori significativi, legati all'esistenza di frodi o altre irregolarità o da errori. Nell'esprimere il nostro giudizio professionale abbiamo anche considerato l'attendibilità e la completezza complessiva della informativa presentata nel bilancio di esercizio e nel bilancio consolidato.

### Giudizio

A nostro giudizio, il bilancio d'esercizio ed il bilancio consolidato per l'esercizio chiuso al 31 marzo 2001, sono conformi alle norme che ne disciplinano i criteri di redazio-

ne previsti dal *Companies Act* del 1985 e, pertanto, rappresentano in modo veritiero e corretto la situazione patrimoniale e finanziaria ed il risultato economico della Società e del Gruppo.

**Ernst & Young**
Chartered Accountants
Registered Auditor
Southampton

31 maggio 2001

## 13.12 RELAZIONI DELLA SOCIETÀ DI REVISIONE RELATIVE AI BILANCI CONSOLIDATI *PRO-FORMA* DI DE'LONGHI S.P.A. PER GLI ESERCIZI CHIUSI AL 31 DICEMBRE 1998, 1999 E 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

**RELAZIONE SULL'ESAME DEI BILANCI CONSOLIDATI PRO FORMA AL 31 DICEMBRE 2000, 1999 E 1998**

Al Consiglio di Amministrazione
della De' Longhi SpA

1 Abbiamo esaminato gli allegati prospetti dei bilanci consolidati pro forma del Gruppo De' Longhi per gli esercizi al 31 dicembre 2000, 1999 e 1998 e relative note esplicative.

2 Tali bilanci consolidati pro forma sono stati predisposti ai fini di quanto richiesto dall'art. 2.2.1 del Regolamento dei Mercati organizzati e gestiti dalla Borsa Italiana SpA, per riflettere, come ampiamente descritto nelle note esplicative, in modo retroattivo già dal 1° gennaio 1998 l'effetto della struttura del Gruppo al 31 dicembre 2000 a seguito di alcune operazioni societarie avvenute nel periodo in esame ed ampiamente descritte nelle note ai bilanci consolidati pro forma.

3 I bilanci consolidati pro forma relativi agli ultimi tre esercizi sono stati predisposti sulla base di rielaborazioni dei bilanci consolidati della De' Longhi SpA al 31 dicembre 2000, 1999 e 1998, da noi assoggettati a revisione contabile e sui quali abbiamo emesso le relative relazioni in data 11 aprile 2001, 26 giugno 2000 e 30 giugno 1999 e sulla base dei bilanci di esercizio di alcune società controllate entrate nell'area di consolidamento solo nell'esercizio 2000 e da noi assoggettati a revisione contabile nell'estensione da noi ritenuta necessaria nell'ambito del consolidato pro forma. Relativamente all'esercizio chiuso al 31 dicembre 1998 la nostra relazione non si è estesa al conto economico del periodo.

4 L'obiettivo della redazione degli allegati bilanci consolidati pro forma è quello di rappresentare gli effetti sui bilanci consolidati del gruppo De' Longhi delle operazioni societarie menzionate nel paragrafo 2, come se esse fossero virtualmente state effettuate all'inizio del triennio, in modo da consentire una analisi comparativa sulla base di dati omogenei della situazione patrimoniale, economica e finanziaria del gruppo De' Longhi nel triennio di riferimento. Tuttavia, va rilevato che qualora le citate operazioni societarie fossero realmente state effettuate alla data ipotizzata, non necessariamente si sarebbero ottenuti gli stessi risultati qui rappresentati.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702013 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

5 Il nostro esame è consistito nella verifica della corretta elaborazione dei bilanci consolidati pro forma in base alle ipotesi assunte e ha incluso tutte le procedure da noi ritenute necessarie nelle circostanze.

6 Sulla base del lavoro svolto, riteniamo che le ipotesi di base adottate dalla società De' Longhi SpA, per la redazione dei prospetti di bilancio consolidato pro forma, corredato dalle note esplicative per gli esercizi chiusi al 31 dicembre 2000, 1999 e 1998, siano ragionevoli e che la metodologia utilizzata per l'elaborazione dei predetti prospetti sia stata applicata correttamente per le finalità informative descritte in precedenza.

Treviso, 20 aprile 2001

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore Contabile)

(2)

# XIV. INFORMAZIONI RELATIVE AI RESPONSABILI DEL PROSPETTO, ALLA REVISIONE DEI CONTI ED AI CONSULENTI

## 14.1 PERSONE FISICHE O GIURIDICHE RESPONSABILI DEL PROSPETTO INFORMATIVO

| | |
|---|---|
| De'Longhi S.p.A. | Via Lodovico Seitz 47, Treviso |
| UniCredit Banca Mobiliare S.p.A. | Via Tommaso Grossi 10, Milano |

## 14.2 DICHIARAZIONE DI RESPONSABILITÀ

Il presente Prospetto Informativo è conforme al modello depositato presso la CONSOB in data 5 luglio 2001 e contiene tutte le informazioni necessarie a valutare con fondatezza la situazione patrimoniale e finanziaria, i risultati e le prospettive dell'Emittente, nonché i diritti connessi agli strumenti finanziari oggetto dell'Offerta Pubblica di cui al presente Prospetto Informativo, quotati presso il Mercato Telematico Azionario con provvedimento n. 1783 del 2 luglio 2001.

I redattori sono responsabili della completezza e veridicità dei dati e delle notizie contenuti nel Prospetto Informativo per le parti di rispettiva pertinenza.

Ciascuno dei redattori del Prospetto Informativo si assume altresì la responsabilità in ordine ad ogni altro dato e notizia che fosse tenuto a conoscere e verificare.

## 14.3 SOCIETÀ DI REVISIONE

L'Assemblea Ordinaria della Società del 18 aprile 2001 ha deliberato di conferire, per il triennio 2001-2003, l'incarico di revisione contabile per la certificazione dei bilanci d'esercizio, anche consolidati, e delle relazioni semestrali, anche consolidate, di De'Longhi a PricewaterhouseCoopers S.p.A., con sede in Treviso, Via Crispi 8.

La revisione dello stato patrimoniale annuale e consolidato della Società al 31 dicembre 1998 è stata effettuata da Coopers & Lybrand S.p.A.

La revisione dei bilanci annuali e consolidati della Società al 31 dicembre 1999 e 2000 è stata effettuata da PricewaterhouseCoopers S.p.A.

La revisione dei bilanci consolidati di Kenwood Appliances plc al 2 aprile 1999, 31 marzo 2000 e 2001 è stata effettuata da Ernst & Young UK.

I bilanci *Pro-Forma* di Kenwood Appliances plc non sono stati assoggettati a revisione contabile.

## 14.4 ORGANO ESTERNO DI CONTROLLO DIVERSO DALLA SOCIETÀ DI REVISIONE

Non esistono organi esterni di verifica diversi dalla società di revisione.

## 14.5 INFORMAZIONI O DATI DIVERSI DAI BILANCI ANNUALI RIPORTATI NEL PROSPETTO INFORMATIVO

Nel Prospetto Informativo, oltre ai dati ed alle informazioni derivanti dai bilanci certificati della Società, anche *Pro-Forma*, sono contenuti dati ricavati dalla contabilità gestionale dell'Emittente, nonché informazioni ricavate da dati previsionali della Società.

**De'Longhi S.p.A.**

Il Presidente del Consiglio di Amministrazione

(Giuseppe De'Longhi)

Il Presidente del Collegio Sindacale

(Gianluca Ponzellini)

**UniCredit Banca Mobiliare S.p.A.**
(in qualità di Sponsor e Responsabile del Collocamento)

(Alessandro Gumier)

(Tommaso Beolchini)











BOSTON
BRUSSELS
CHICAGO
FRANKFURT
HAMBURG
HONG KONG
LONDON
LOS ANGELES
MOSCOW
NEW JERSEY

**Latham & Watkins**
SOLICITORS AND REGISTERED
FOREIGN LAWYERS
WWW.LW.COM

NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
PARIS
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

April 25, 2002



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: **De' Longhi S.p.A.**
**Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended**

# VOLUME 1



99 BISHOPSGATE • LONDON EC2M 3XF UNITED KINGDOM
TELEPHONE: +44-20-7710-1000 • FAX: +44-20-7374-4460

## A. Financial Reports and Company Documents

1. The Financial Statements of the Consolidated Group for the year ended December 31, 2001 (in English).
2. The Financial Statements of the Consolidated Group for the year ended December 31, 2001 (in Italian).
3. The Financial Statements of the Company for the year ended December 31, 2001 (in English).
4. The Financial Statements of the Company for the year ended December 31, 2001 (in Italian).
5. The 2001 Third Quarter Financial Statements as at September 30, 2001 (Explanatory note and Italian version).
6. The First Half Financial Statements as at June 30, 2001, together with the PriceWaterHouseCoopers Auditor Report dated June 30, 2001 (Explanatory note and Italian version).
7. Minutes of the shareholders' General Meeting dated April 18, 2001 (Explanatory note in English and Italian version).
8. The Financial Statements of the Consolidated Group for the year ended December 31, 2000 (in English).
9. The Financial Statements of the Consolidated Group for the year ended December 31, 2000 (in Italian).
10. The Financial Statements of the Company for the year ended December 31, 2000 (in English).
11. The Financial Statements of the Company for the year ended December 31, 2000 (in Italian).
12. Minutes of the shareholders' General Meeting dated June 29, 2000 (Explanatory note in English and Italian version).
13. The Financial Statements of the Consolidated Group for the year ended December 31, 1999 (in Italian).
14. The Financial Statements of the Company for the year ended December 31, 1999 (in Italian)
15. Stock Option Plan dated June 12, 2001 (English summary and Italian version).
16. The Company Articles of Association (in English/Italian).

## B. Press Releases of the Company and Correspondence with CONSOB

1. Press Release dated April 23, 2002 "De Longhi S.p.A.: rectification concerning the article issued by Il Sole 24 ore" (in English/ Italian).
2. Letter to CONSOB dated April 8, 2002, relating to December 31, 2001 financial statements (Explanatory note in English and Italian version).
3. Letter to CONSOB and Press Release dated April 2, 2002, "De Longhi General Meeting" (Explanatory note in English and Italian version).
4. Press Release dated March 27, 2002 "De Longhi S.p.A.: the Board of directors approves the positive results achieved in 2001" (in English/ Italian).
5. Press Release dated March 18, 2002, "*Gazzetta Ufficiale*" (Explanatory note in English and Italian version).
6. Press Release dated January 24, 2002, "De Longhi S.p.A.: Exemption from the publication of 2001 Fourth Quarter Results" (In English/ Italian).
7. Press Release dated January 22, 2002, "De Longhi S.p.A.: Closed 2001 with more than a 10% increase in turnover" (In English/ Italian).

8. Press Release dated November 12, 2001 : "De Longhi S.p.A.: Financial Report of the Consolidated Group dated September 30, 2001" (English translation and Italian version).
9. Press Release Il Sole 24 Ore and Milano Finanza dated September 13, 2001, informing shareholders that the six-months financials of the Company as at June 30, 2001, were available for review at the Company's Headquarters) (in Italian).
10. Press Release dated September 12, 2001 "De Longhi S.p.A.: approved the six monthly figures as at June 30, 2001" (in English/Italian).
11. Letter to CONSOB dated August 3, 2001: "Exemption from publication of the 2001 Second Quarter Results" (In English/ Italian).
12. Letters to CONSOB and Borsa Italiana dated July 24, 2001 : "Communication according to art.98 of Regolamento 11971/99" (Explanatory note in English and Italian version).

DeLonghi

# Bilancio Consolidato al 31 dicembre 2001



De'Longhi S.p.a. – Sede sociale: Via L. Seitz, 47 – 31100 Treviso – Italy
Capitale Sociale: Eur 448.500.000,00
Iscritta al Registro delle Imprese: Tribunale di Treviso n. 41279
Iscritta al R.E.A. di Treviso n. 224758
Codice Fiscale 11570840154 – Partita I.V.A. 03162730265

(importi espressi in migliaia di EURO)

| ATTIVO | 31.12.2001 Parziali | 31.12.2001 Totali | 31.12.2000 Parziali | 31.12.2000 Totali |
|---|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | | 0 | | 0 |
| B) IMMOBILIZZAZIONI | | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | | | | |
| 1) Costi di impianto ed ampliamento | | 12.116 | | 329 |
| 2) Costi di ricerca, di sviluppo e di pubblicità | | 427 | | 360 |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | | 3.241 | | 3.439 |
| 4) Concessione, licenze, marchi e diritti simili | | 92.300 | | 98.682 |
| 5) Differenza di consolidamento | | 324.561 | | 281.647 |
| 7) Altre | | 2.531 | | 2.094 |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | | 435.176 | | 386.551 |
| II - IMMOBILIZZAZIONI MATERIALI | | | | |
| 1) Terreni e fabbricati | | 95.504 | | 91.096 |
| 2) Impianti e macchinari | | 62.567 | | 58.743 |
| 3) Attrezzature industriali e commerciali | | 24.840 | | 20.770 |
| 4) Altri beni | | 8.411 | | 5.837 |
| 5) Immobilizzazioni in corso e acconti | | 2.369 | | 1.264 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | | 193.691 | | 177.710 |
| III - IMMOBILIZZAZIONI FINANZIARIE | | | | |
| 1) Partecipazioni in: | | | | |
| a) imprese controllate | 1.245 | | 1.244 | |
| b) imprese collegate | 4.384 | | 6.006 | |
| c) altre imprese | 162 | 5.791 | 165 | 7.415 |
| 2) Crediti: | | | | |
| b) imprese collegate | | 6.196 | | 0 |
| d) verso altri: | | | | |
| - entro 12 mesi | 874 | | 963 | |
| - oltre 12 mesi | 2.932 | 3.806 | 3.313 | 4.276 |
| Totale Crediti | | 10.002 | | 4.276 |
| 3) Altri titoli | | | | 22 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | | 15.793 | | 11.713 |
| TOTALE IMMOBILIZZAZIONI | | 644.660 | | 575.974 |
| C) ATTIVO CIRCOLANTE | | | | |
| I - RIMANENZE | | | | |
| 1) Materie prime, sussidiarie e di consumo | | 62.111 | | 67.661 |
| 2) Prodotti in corso di lavorazione e semilavorati | | 23.441 | | 21.296 |
| 3) Prodotti finiti e merci | | 149.294 | | 102.411 |
| TOTALE RIMANENZE | | 234.846 | | 191.368 |
| II - CREDITI | | | | |
| 1) Verso clienti | | | | |
| - entro 12 mesi | 404.521 | | 317.775 | |
| - oltre 12 mesi | 885 | 405.406 | 225 | 318.000 |
| 3) Verso imprese collegate | | | | |
| - entro 12 mesi | 6.348 | | 1.306 | |
| - oltre 12 mesi | 680 | 7.028 | 0 | 1.306 |
| 4) Verso controllanti | | 3.792 | | 14.674 |
| 5) Verso altri: | | | | |
| - entro 12 mesi | 42.386 | | 57.523 | |
| - oltre 12 mesi | 29.605 | 71.991 | 1.936 | 59.459 |
| TOTALE CREDITI | | 488.217 | | 393.439 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | | | |
| 4) Altre partecipazioni | | 906 | | 906 |
| 6) Altri titoli | | 4.698 | | 129 |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | 5.604 | | 1.035 |
| IV - DISPONIBILITA' LIQUIDE | | | | |
| 1) Depositi bancari e postali | | 77.701 | | 65.679 |
| 2) Assegni | | 6.863 | | 680 |
| 3) Denaro e valori in cassa | | 598 | | 252 |
| TOTALE DISPONIBILITA' LIQUIDE | | 85.162 | | 66.611 |
| TOTALE ATTIVO CIRCOLANTE | | 813.829 | | 652.453 |
| D) RATEI E RISCONTI | | 16.859 | | 12.207 |
| TOTALE ATTIVO | | 1.475.348 | | 1.240.634 |

(importi espressi in migliaia di EURO)

| PASSIVO | 31.12.2001 Parziali | 31.12.2001 Totali | 31.12.2000 Parziali | 31.12.2000 Totali |
|---|---|---|---|---|
| A) PATRIMONIO NETTO | | | | |
| I - CAPITALE SOCIALE | | 448.500 | | 206.583 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | | 15.000 | | 0 |
| III - RISERVA DA RIVALUTAZIONE | | 0 | | 0 |
| IV - RISERVA LEGALE | | 3.254 | | 2.358 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 | | 0 |
| VI - RISERVE STATUTARIE | | | | 0 |
| VII - ALTRE RISERVE | | | | |
| d) *Differenze di conversione* | (512) | | 36 | |
| e) Altre riserve | 34.588 | 34.076 | 17.684 | 17.720 |
| VIII - UTILI PORTATI A NUOVO | | (2.350) | | 1.000 |
| IX - UTILE DELL'ESERCIZIO | | 26.321 | | 14.450 |
| TOTALE PATRIMONIO NETTO DI COMPETENZA DEL GRUPPO | | 524.801 | | 242.111 |
| X - CAPITALE E RISERVE DI TERZI | | 77 | | 224 |
| XI - UTILE DELL'ESERCIZIO DI PERTINENZA DI TERZI | | 214 | | 105 |
| TOTALE PATRIMONIO NETTO | | 525.092 | | 242.439 |
| B) FONDI PER RISCHI E ONERI | | | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | | 4.434 | | 3.308 |
| 3) Altri | | 29.116 | | 7.978 |
| TOTALE FONDI PER RISCHI E ONERI | | 33.550 | | 11.286 |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO | | 21.256 | | 19.380 |
| D) DEBITI | | | | |
| 1) Obbligazioni | | | | |
| - oltre 12 mesi | 150.000 | 150.000 | 150.000 | 150.000 |
| 3) Debiti verso banche | | | | |
| - *entro 12 mesi* | 174.426 | | 157.160 | |
| - oltre 12 mesi | 200.722 | 375.148 | 118.115 | 275.275 |
| 4) Debiti verso altri finanziatori | | | | |
| - entro 12 mesi | 11.871 | | 13.654 | |
| - oltre 12 mesi | 10.102 | 21.973 | 0 | 13.654 |
| 5) Acconti | | 1.794 | | 2.816 |
| 6) Debiti verso fornitori | | 246.124 | | 184.796 |
| 7) Debiti rappresentati da titoli di credito | | 55 | | 38 |
| 8) Debiti verso imprese controllate | | | | |
| - oltre 12 mesi | 1.469 | 1.469 | 1.396 | 1.396 |
| 9) Debiti verso imprese collegate | | 3.577 | | 707 |
| 10) Debiti verso imprese controllanti | | 158 | | 213.307 |
| 11) Debiti tributari | | | | |
| - entro 12 mesi | 35.040 | | 23.201 | |
| - oltre 12 mesi | 8.993 | 44.033 | 15.175 | 38.376 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | | 6.425 | | 5.106 |
| 13) Altri debiti | | | | |
| - entro 12 mesi | 27.504 | | 67.372 | |
| - oltre 12 mesi | 93 | 27.597 | 33 | 67.405 |
| TOTALE DEBITI | | 878.353 | | 952.876 |
| E) RATEI E RISCONTI PASSIVI | | 17.097 | | 14.653 |
| TOTALE PASSIVO | | 950.256 | | 998.195 |
| TOTALE PATRIMONIO NETTO E PASSIVO | | 1.475.348 | | 1.240.634 |
| CONTI D'ORDINE | | | | |
| - Beni presso terzi | | 0 | | 1.244 |
| - Altri impegni | | 1.746 | | 884 |
| - Garanzie prestate a favore di parti correlate | | 1.236 | | 3.976 |
| - Garanzie prestate a favore di terzi | | 9.075 | | 6.422 |
| TOTALE CONTI D'ORDINE | | 12.057 | | 12.526 |

(importi espressi in migliaia di EURO)

| CONTO ECONOMICO | 31.12.2001 Parziali | 31.12.2001 Totali | 31.12.2000 Parziali | 31.12.2000 Totali |
|---|---|---|---|---|
| A) VALORE DELLA PRODUZIONE | | | | |
| 1) Ricavi delle vendite e delle prestazioni | | 1.177.943 | | 631.600 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | | 3.661 | | 25.954 |
| 4) Incrementi di immobilizzazioni per lavori interni | | 1.924 | | 2.033 |
| 5) Altri ricavi e proventi | | 19.989 | | 13.982 |
| TOTALE VALORE DELLA PRODUZIONE | | 1.203.517 | | 673.570 |
| B) COSTI DELLA PRODUZIONE | | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | | 593.661 | | 323.112 |
| 7) Per servizi | | 247.971 | | 155.873 |
| 8) Per godimento di beni di terzi | | 12.204 | | 7.355 |
| 9) Per il personale: | | | | |
| a) salari e stipendi | 114.906 | | 65.434 | |
| b) oneri sociali | 31.797 | | 18.846 | |
| c) trattamento di fine rapporto | 5.689 | | 3.667 | |
| d) trattamento di quiescenza e simili | 2.720 | | 1.020 | |
| e) altri costi | 2.113 | 157.225 | 721 | 89.688 |
| 10) Ammortamenti e svalutazioni: | | | | |
| a) ammortamento delle immobilizzazioni immateriali | 31.327 | | 9.731 | |
| b) ammortamento delle immobilizzazioni materiali | 38.410 | | 21.357 | |
| c) altre svalutazioni delle immobilizzazioni | 48 | | 0 | |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | 6.001 | 75.786 | 3.547 | 34.635 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | | 8.353 | | (8.360) |
| 12) Accantonamenti per rischi | | 4.858 | | 4.732 |
| 14) Oneri diversi di gestione | | 9.088 | | 4.412 |
| TOTALE COSTI DELLA PRODUZIONE | | 1.109.146 | | 611.447 |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | | 94.371 | | 62.123 |
| C) PROVENTI E ONERI FINANZIARI | | | | |
| 15) Proventi da partecipazioni: | | 1.377 | | 4.380 |
| 16) Altri proventi finanziari: | | | | |
| a) da crediti iscritti nelle immobilizzazioni: | | | | |
| - altri | 3 | | 10 | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | 7 | | 1.599 | |
| d) proventi diversi dai precedenti: | | | | |
| - da imprese controllate | | | 35 | |
| - da imprese collegate | 374 | | | |
| - da imprese controllanti | | | 207 | |
| - altri | 35.153 | 35.537 | 28.267 | 30.118 |
| 17) Interessi e altri oneri finanziari: | | | | |
| a) da imprese controllate | (72) | | (211) | |
| c) da imprese controllanti | (147) | | (3.430) | |
| d) altri | (75.201) | (75.420) | (46.754) | (50.395) |
| TOTALE PROVENTI ED ONERI FINANZIARI | | (38.506) | | (15.897) |
| D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | | | |
| 18) Rivalutazioni: | | | | |
| a) di partecipazioni | 164 | 164 | 27 | 27 |
| 19) Svalutazioni: | | | | |
| a) di partecipazioni | (646) | | (1) | (1) |
| c) di titoli iscritti nell'attivo circolante | (36) | (682) | | |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | (518) | | 26 |
| E) PROVENTI ED ONERI STRAORDINARI | | | | |
| 20) Proventi: | | | | |
| a) plusvalenze da alienazioni | 547 | | 152 | |
| b) altri proventi straordinari | 5.968 | 6.515 | 1.714 | 1.866 |
| 21) Oneri: | | | | |
| c) altri oneri straordinari | (12.253) | (12.253) | (12.161) | (12.161) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | | (5.738) | | (10.294) |
| RISULTATO PRIMA DELLE IMPOSTE | | 49.609 | | 35.958 |
| 22) Imposte sul reddito dell'esercizio | | (23.074) | | (21.403) |
| 23) UTILE DELL'ESERCIZIO | | 26.535 | | 14.555 |
| 23a) (Utile) dell'esercizio di pertinenza di terzi | | (214) | | (105) |
| 23b) UTILE DELL'ESERCIZIO | | 26.321 | | 14.450 |

# *Relazione sulla gestione degli Amministratori*

Il 2001 è stato un anno straordinario per De' Longhi.
La crescita interna, l'acquisizione di Kenwood e la quotazione in Borsa hanno permesso al Gruppo di rinforzare in modo radicale la propria posizione competitiva e di proporsi per un ruolo di primo piano nel mercato mondiale.

*Profilo del Gruppo*

De' Longhi opera in posizione di *leadership* in segmenti di mercato accomunati dal concetto di benessere nell'ambito dei prodotti per il riscaldamento, il condizionamento e il trattamento dell'aria, la cottura e preparazione dei cibi e la pulizia della casa e lo stiro.

L'acquisizione di Kenwood, specialista internazionale nel settore dei prodotti per la preparazione dei cibi e attivo nel settore dei sistemi per la pulizia e lo stiro tramite la controllata Ariete S.p.A, oltre a completare il portafoglio dei prodotti offerti ha accentuato ulteriormente la vocazione internazionale. Oltre il 73% del fatturato è realizzato all'estero ove la stabilità e l'efficacia delle operazioni è prevalentemente affidata ad organizzazioni commerciali interamente controllate ed in piena sintonia con i valori e le competenze che caratterizzano la cultura del Gruppo.

Due sono i forti marchi internazionali (De' Longhi e Kenwood) caratterizzati da posizioni di prezzo medio-alto e diversi i marchi Europei o locali (Simac, Vetrella, Supercalor, Ariagel, Radel, Elba, Superclima Climaveneta ed Ariete), ciascuno dotato di una connotazione distintiva in termini di percezione e posizionamento.

Il Gruppo agisce come multi-specialista grazie alla capacità di proporre al mercato prodotti innovativi per tecnologia e *design* di elevata qualità e in taluni casi di anticipare e stimolare bisogni latenti dei consumatori sempre con il supporto di una forte attività di comunicazione.

De' Longhi si avvale di una vocazione industriale ed un solido *know-how* produttivo. Dispone di 13 stabilimenti (di cui uno ubicato in Cina fra i tre recentemente acquisiti con il Gruppo Kenwood), ove in particolare vengono svolte quelle prime lavorazioni, quali stampaggio della lamiera e iniezione della plastica, critiche al fine di concepire e realizzare in tempi contenuti, prodotti distintivi per qualità, tecnologia e design.
Sempre maggiore è tuttavia il ricorso a lavorazioni esterne per aumentare la flessibilità e le alternative disponibili.

Estrema attenzione è posta all'innovazione quale elemento trainante per l'affermazione dei propri prodotti che si sostanzia in oltre 230 addetti a R&D.

Le risorse e le competenze disponibili all'interno di De' Longhi hanno consentito di realizzare una forte crescita tanto interna che per acquisizioni.

Intendiamo continuare a coltivare e rinforzare questi valori per assicurare agli azionisti un adeguato ritorno del loro investimento.

*Fatti di rilievo*

Nei primi mesi del 2001 la De' Longhi S.p.A., attraverso una controllata, ha acquistato a seguito di un'offerta pubblica di acquisto il 100% di Kenwood Appliances Plc., società inglese a capo di un Gruppo attivo nel settore dei prodotti per la preparazione dei cibi, pulizia della casa e stiro. L'operazione annunciata il 16 febbraio 2001 si è chiusa il 24 maggio 2001, data di conclusione della procedura avente ad oggetto l'acquisto delle azioni non apportate all'offerta pubblica di acquisto.
Il prezzo di acquisto dell'intera partecipazione, inclusivo degli oneri accessori, ammonta a Euro 76,4 milioni.
L'acquisizione di Kenwood ha consentito alla società di migliorare il suo posizionamento strategico nel segmento dei prodotti per la cottura/preparazione dei cibi ove si posiziona ora come *leader* di livello europeo.
La qualità del marchio acquisito, la forte complementarietà di prodotto e distribuzione, le rilevanti sinergie negli acquisti, la possibilità di disporre di uno stabilimento in Cina, solo parzialmente utilizzato, ci hanno consentito di implementare un piano d'azione che ha già prodotto importanti risultati.
A nemmeno un anno dall'acquisizione della predetta partecipazione, il bilancio è largamente positivo; i ricavi delle vendite sono in crescita del 13,2% rispetto al precedente esercizio, le sinergie previste al momento dell'acquisizione sono state acquisite anche se il conto economico 2001 ne ha potuto beneficiare solo in parte.
Il lavoro svolto ha consentito inoltre di fare emergere ulteriori sinergie in particolare sotto forma di migliori condizioni di acquisto di cui beneficeranno gli esercizi futuri.

Il modello organizzativo del Gruppo è stato rivisto al fine di assicurare un orientamento volto da un lato a salvaguardare e valorizzare le specificità dei *Brand*, ma al tempo stesso a massimizzare le sinergie ottenibili all'interno del Gruppo. A tale fine sono state avviate le azioni necessarie per riportare lo stabilimento cinese ad adeguati livelli di efficienza ed è stato costituito un presidio organizzativo in Cina volto a fornire a tutti i *Brand* del Gruppo le migliori condizioni per la gestione dei propri acquisti di prodotti finiti.
Al tempo stesso anche nei Paesi in cui si è provveduto alle fusioni di filiali preesistenti (Francia e Germania) sono rimaste inalterate le rispettive forze di vendita.

Nel mese di luglio, dopo mesi di intensa attività preparatoria, la Borsa Italiana ha disposto l'ammissione alla quotazione sul mercato telematico azionario delle azioni ordinarie di De' Longhi S.p.A. L'inizio delle negoziazioni è avvenuto in data 24 luglio 2001. L'operazione è consistita in un'offerta di sottoscrizione di n. 37.500.000 azioni ordinarie di De' Longhi S.p.A al valore di EURO 3,4 cadauna indirizzata al pubblico indistinto in Italia per n. 11.055.000 azioni e un contestuale collocamento privato riservato ad investitori professionali in Italia e ad investitori istituzionali all'estero per n. 26.445.000 azioni, per un controvalore complessivo di Euro 127,5 milioni. In seguito all'offerta pubblica di sottoscrizione il capitale sociale della De' Longhi è costituito da n. 149.500.000 azioni per un totale di EURO 448,5 milioni.

Il collocamento è avvenuto in un momento di mercato particolarmente difficile; a seguito di ciò il titolo ha subito nei primi mesi di quotazione un andamento decrescente in linea peraltro con l'andamento del mercato. Con il passare del tempo tuttavia il mercato ha gradualmente premiato la qualità del lavoro svolto e la credibilità dei piani.

Il valore di collocamento è stato superato nel mese di dicembre e il trend di crescita è proseguito favorevolmente con valori e liquidità in costante aumento fino alla data odierna.
L'incremento sul prezzo di collocamento è stato del 31,5% sino ad oggi considerando il prezzo di chiusura al 25/03/2002 pari a 4,47 Euro.

*Evoluzione del Gruppo*

Dopo il ricompattamento delle attività industriali facenti capo alla famiglia De' Longhi, acquisite da De' Longhi S.p.A a dicembre 2000 e l'acquisizione del Gruppo Kenwood, si è giunti a consolidare un gruppo di attività che per complementarietà, sinergie interne e prospettive dei mercati in cui operano, consente di rappresentare la base di partenza per una ulteriore crescita profittevole e sostenibile nel tempo.

Il 2001 è stato il primo esercizio di gestione delle società acquisite a fine dicembre 2000 che operano nei settori delle cucine "*free standing*", dei corpi scaldanti e delle macchine di grandi dimensioni per la climatizzazione e la termorefrigerazione. Dette società hanno ottenuto un fatturato nel 2001 di Euro 220,5 milioni in crescita rispetto al 2000.

In conseguenza di tali acquisizioni l'area di consolidamento ha subito negli ultimi due esercizi una rilevante variazione; nel bilancio consolidato 2000 le società acquisite il 28 dicembre 2000 sono state consolidate con il metodo integrale limitatamente allo stato patrimoniale; il bilancio consolidato 2001 include le predette acquisizioni e il Gruppo Kenwood che sono stati consolidati integralmente (il risultato di Kenwood è stato considerato solo per 10 mesi in quanto De' Longhi ha raggiunto il controllo a fine febbraio 2001).

Per consentire un efficace confronto dei dati patrimoniali ed economici, con perimetro di consolidamento costante, sono stati quindi predisposti uno stato patrimoniale ed un conto economico riclassificati pro forma per il 2000; detti prospetti sono riportati di seguito.

*Principali risultati*

Nel 2001 il Gruppo De' Longhi ha realizzato ricavi per Euro 1.197,9 milioni.
La crescita dei ricavi rispetto al 2000 risulta pari a Euro 552,3 milioni, +85,6%. Considerando dati pro forma sulla base di un perimetro di consolidamento omogeneo, la crescita dei ricavi è pari a Euro 127,7 milioni, +11,9% sull'anno precedente.

L'EBITDA (utile prima degli oneri finanziari, imposte, e ammortamenti) è passato da Euro 93,2 milioni a Euro 164,1 milioni. Se consideriamo un perimetro di consolidamento omogeneo l'EBITDA del 2000 risultava pari a Euro 142,4 milioni (con un'incidenza sulle vendite che passa dal 13,3% al 13,7%) e l'incremento pari a Euro 21,8 milioni (+15,3% rispetto al 2000).

L'EBIT è passato da Euro 62,1 milioni nel 2000 a Euro 94,4 milioni nel 2001 con un incremento del 51,9%; se consideriamo un perimetro di consolidamento omogeneo l'incidenza sulle vendite passa dal 6,6% al 7,9% con un incremento pari a Euro 23,4 milioni (+33%).
L'EBIT include ammortamenti per Euro 69,7 milioni (contro Euro 71,4 milioni nel 2000 dati pro forma) di cui relativi a differenza di consolidamento Euro 17,9 milioni e ad altre immobilizzazioni immateriali Euro 13,4 milioni.

L'utile netto è passato da Euro 14,4 milioni del 2000 a Euro 26,3 milioni con un incremento del 82,2%; considerando un'area di consolidamento omogenea l'incremento è stato pari a Euro 17,1 milioni (+185,7%).

*Lo scenario di mercato*

Nel 2001 la crescita del Pil mondiale è stata pari a circa l'1,6%, in forte calo sul 2000, nonostante il significativo contributo dei paesi dell'Estremo Oriente, in particolare della Cina e del subcontinente indiano.

Nel 2001 l'economia dell'area EURO ha subìto un notevole rallentamento; il settore manifatturiero è stato penalizzato dalle conseguenze del calo della domanda mondiale; la domanda interna dell'area EURO ha subìto inoltre una ulteriore flessione dovuta agli effetti di un'inflazione superiore alle aspettative e delle conseguenze dei fatti del 11 settembre.
Il rallentamento più marcato si è registrato in Germania dove la crescita del Pil medio annuo è stata pari allo 0,6% contro un 3% registrato nel 2000. Per l'Italia e la Francia la crescita è stata pari solo rispettivamente all'1,8% e al 2,1%.

La crescita lenta e la diminuzione dei prezzi del petrolio hanno contribuito a far scendere l'inflazione media nell'area Euro intorno al 3%. Di conseguenza le autorità di politica monetaria hanno ridotto i tassi di interesse dal 4,75% dell'aprile 2001 al 3,25% di fine anno.
Anche l'economia britannica, dopo un trend di crescita culminato nel 2000, ha registrato un rallentamento del PIL (che è aumentato solo del 1,1%) e dei consumi interni.

Il rallentamento dell'espansione dell'economia nordamericana si è accentuato in seguito ai fatti terroristici di settembre 2001 (PIL in crescita dello 0,9%). Il crollo della domanda interna e l'aumento dell'inflazione hanno anch'essi caratterizzato questo periodo.

L'economia Giapponese resta in un periodo di recessione, con calo del PIL (0,9%) e dei consumi (0,4%).

Lo scenario poco favorevole sopra descritto ha solo parzialmente trasferito i suoi effetti nei segmenti di mercato di nostro interesse.

Per quanto riguarda il mercato dei piccoli elettrodomestici per la cottura e preparazione dei cibi si è assistito a fenomeni diversi che richiedono una lettura a livello di segmenti. In Italia vi è stata una crescita generale intorno al 3%, trainata peraltro da prodotti per la cura della persona e da alcuni segmenti della cottura. A livello europeo è rilevante la crescita del mercato UK, abbastanza generalizzata, mentre negli altri Paesi i dati sono scarsamente leggibili a causa della anomala situazione determinatasi con la liquidazione del Gruppo Moulinex. Il venir meno di questo operatore, le cui quote di mercato sono solo parzialmente state acquisite dall'acquirente SEB, ha causato nell'ultima parte dell'anno una contrazione del mercato in generale abbinata peraltro ad un aumento di quota di mercato a favore di altri *brand*.

Per quanto riguarda il mercato nordamericano, si è notata una modesta crescita, all'interno della quale è emersa tuttavia la prosecuzione del trend di crescita dei prodotti *high end*, all'interno del quale si colloca buona parte del nostro portafoglio di offerta.

Generalizzata, in base ai dati in nostro possesso, la crescita dei mercati principali per i prodotti del riscaldamento portatile e in decisa contrazione quelli dei corpi scaldanti.
Nell'ambito del trattamento dell'aria, il mercato dei prodotti portatili, più influenzato dall'andamento stagionale, è risultato in calo a causa di una estate particolarmente fredda nell'emisfero nord.

*I segmenti di business*

Tutti i segmenti in cui opera il Gruppo hanno registrato un andamento positivo.
La tabella che segue indica l'andamento del fatturato consolidato per ciascun segmento negli anni 2000 (pro forma) e 2001.

| *GRUPPO DE' LONGHI* | 2001 consolidato | 2000 consolidato proforma | Var 01-00 | Var % 01-00 |
|---|---|---|---|---|
| | (Euro mil.) | (Euro mil.) | (Euro mil.) | % |
| Riscaldamento | 246,2 | 212,2 | 34,0 | 16% |
| Condizionamento e trattamento dell'aria | 256,5 | 243,8 | 12,7 | 5,2% |
| Cottura e preparazione cibi | 503,2 | 450,9 | 52,3 | 11,6% |
| Pulizia casa e stiro | 144,5 | 119,2 | 25,3 | 21,2% |
| Altro | 47,5 | 44,1 | 3,4 | 7,7% |
| **Totale** | **1.197,9** | **1.070,2** | **127,7** | **11,9%** |

**Riscaldamento**

Le vendite relative al segmento del riscaldamento nel 2001 hanno raggiunto Euro 246,2 milioni, con una crescita di Euro 34 milioni (+16%) rispetto al 2000.
Nel quarto trimestre la crescita è stata particolarmente significativa (+16,6% rispetto al corrispondente trimestre 2000) soprattutto nei prodotti del riscaldamento ad olio.
La forte attenzione all'innovazione di prodotto, tramite l'espansione della nuova gamma "ECC" nel riscaldamento portatile ed il lancio di un nuovo convettore "*baseboard*", ha sostenuto lo sviluppo di questo segmento di business, in particolare nei mercati nordamericano, inglese e giapponese.

In rallentamento invece le vendite dei prodotti del riscaldamento fisso a seguito di una generale flessione di mercato, in particolare in Francia, Germania e Polonia.

Le prospettive per l'anno in corso sono peraltro incoraggianti, in seguito alla definizione di un accordo commerciale con un primario gruppo francese, al rafforzamento dei rapporti commerciali in Germania, nonché alla crescita della domanda europea di radiatori da bagno e decorativi, prodotti verso i quali il Gruppo si sta indirizzando.

**Condizionamento e trattamento dell'aria**

Le vendite del segmento del condizionamento e trattamento dell'aria hanno raggiunto Euro 256,5 milioni, con un incremento del 5,2% rispetto all'anno precedente.

Relativamente ai condizionatori portatili, prodotti per i quali De' Longhi è leader mondiale, le difficili condizioni climatiche estive, soprattutto in Italia, hanno penalizzato i risultati nel confronto con il 2000.

Per quanto concerne il condizionamento fisso, il Gruppo, che detiene in questo ambito una posizione di rilievo nel mercato italiano, ha registrato nel corso del 2001 una moderata crescita. Il mercato nel periodo è stato influenzato da forti pressioni concorrenziali, alle quali il Gruppo ha dovuto far fronte anche ricorrendo alla leva dei prezzi.

Nel segmento delle macchine e sistemi frigoriferi di medie e grandi dimensioni il Gruppo, leader italiano nel settore, ha registrato nel corso del 2001 significativi tassi di crescita (+16,6%), nonostante una flessione degli ordinativi registrata in particolare nel settore della tecnologia dell'informazione, settore interessato a macchine ad elevato contenuto tecnologico, che ha risentito della crisi delle società della *net economy*.

Relativamente ai prodotti per il trattamento dell'aria (deumidificatori, umidificatori e purificatori) il Gruppo ha rafforzato le sue posizioni di mercato, grazie anche all'innovazione dei prodotti ed alla migliorata penetrazione commerciale.

**Prodotti per la cottura e preparazione dei cibi**

Al fine di sostenere e rafforzare le proprie posizioni di *leadership* in Italia, e nel mondo, è continuata anche nel corso del 2001 l'opera di rinnovamento dei prodotti in particolare nei forni da top, friggitrici e macchine da caffè, nonché l'ingresso in nuove famiglie di prodotto, come una macchina per la produzione del pane.

Nel complesso le vendite del segmento cottura e preparazione dei cibi sono ammontate ad Euro 503,2 milioni, con un incremento del 11,6% rispetto all'anno precedente.

**Prodotti per la pulizia della casa e i sistemi per lo stiro**

Il rinnovamento della strategia di prodotto, caratterizzata dall'ampliamento della gamma di prodotti a vapore e multifunzione, nonché da una revisione dei prodotti tradizionali in termini di maggior potenza ed efficienza, ha comportato un incremento dei ricavi netti ad Euro 144,5 milioni con un incremento del 21,2% sul 2000.

*La ripartizione della crescita per area geografica*

La vocazione internazionale del Gruppo è documentata dalla tabella che segue, che riporta l'andamento del fatturato ripartito per area geografica (considerando il perimetro di consolidamento omogeneo).

**Ricavi per area geografica:**

| | 2001 consolidato | 2000 consolidato proforma | Var 01-00 | Var % 01-00 |
|---|---|---|---|---|
| | Euro mil. | Euro mil. | Euro mil. | |
| Italia | 322,1 | 307,4 | 14,7 | 4,8% |
| Stati Uniti e Canada | 150,5 | 108,6 | 41,9 | 38,6% |
| Giappone | 62,3 | 54,2 | 8,1 | 14,9% |
| Gran Bretagna | 178,4 | 159,0 | 19,4 | 12,2% |
| Altri Europa | 319,6 | 294,2 | 25,4 | 8,6% |
| Resto del Mondo | 165,0 | 146,8 | 18,2 | 12,5% |
| **Totale** | **1.197,9** | **1.070,2** | **127,7** | **11,9%** |

In Gran Bretagna, Stati Uniti, Canada, Giappone, Francia, Benelux, tutti paesi nei quali il Gruppo opera attraverso filiali proprie, sono stati realizzati significativi aumenti di fatturato (dal 14% al 38%); solo in Germania, tra i paesi ove è presente una filiale, la crescita del fatturato è stata inferiore al 10%. La crescita è in generale imputabile al successo dei nostri prodotti, alla sempre crescente notorietà del marchio e al buon lavoro svolto dalle nostre strutture internazionali.

L'andamento del mercato italiano è stato fortemente penalizzato dall'insoddisfacente stagione estiva, in particolare per i prodotti del condizionamento portatile e, in minor misura, del condizionamento fisso.

*Andamento della gestione*

Si presenta, nel seguito, una riclassificazione dei conti economici che considerano anche un perimetro di consolidamento costante per il 2000 (pro forma).

| | 2001 | % sulle vendite | 2000 | % sulle vendite | 2000 pro forma | % sulle vendite |
|---|---|---|---|---|---|---|
| | Euro mil. | % | Euro mil. | % | Euro mil. | % |
| Ricavi netti | 1.197,9 | 100,0% | 645,6 | 100,0% | 1.070,2 | 100,0% |
| *Incrementi 2001/2000– 2001/2000 pro forma* | | | *552,3* | *85,6%* | *127,7* | *11,9%* |
| Consumi | (596,4) | (49,8%) | (286,8) | (44,4%) | (530,0) | (49,5%) |
| Costi per servizi | (269,3) | (22,5%) | (167,6) | (26,0%) | (238,4) | (22,3%) |
| **Valore aggiunto** | **332,2** | **27,7%** | **191,2** | **29,6%** | **301,8** | **28,2%** |
| Costo del lavoro | (157,2) | (13,1%) | (89,7) | (13,9%) | (150,2) | (14,0%) |
| Accantonamenti | (10,9) | (0,9%) | (8,3) | (1,3%) | (9,2) | (0,9%) |
| **EBITDA** | **164,1** | **13,7%** | **93,2** | **14,4%** | **142,4** | **13,3%** |
| *Incrementi 2001/2000– 2001/2000 pro forma* | | | *70,9* | *76,1%* | *21,8* | *15,3%* |
| Ammortamenti | (69,7) | (5,8%) | (31,1) | (4,8%) | (71,4) | (6,7%) |
| **EBIT** | **94,4** | **7,9%** | **62,1** | **9,6%** | **71,0** | **6,6%** |
| *Incrementi 2001/2000– 2001/2000 proforma* | | | *32,2* | *51,9%* | *23,4* | *33,0%* |
| Proventi (Oneri) finanziari | (39,9) | (3,3%) | (20,3) | (3,1%) | (35,6) | (3,3%) |
| Altri Proventi (Oneri) | (4,9) | (0,4%) | (5,9) | (0,9%) | 2,0 | 0,2% |
| **Risultato prima delle imposte** | **49,6** | **4,1%** | **35,9** | **5,6%** | **37,4** | **3,5%** |
| Imposte dell'esercizio | (23,1) | (1,9%) | (21,4) | (3,3%) | (28,1) | (2,6%) |
| Minority | (0,2) | (0,0%) | (0,1) | (0,0%) | (0,1) | (0,0%) |
| **Utile dell'esercizio** | **26,3** | **2,2%** | **14,4** | **2,2%** | **9,2** | **0,9%** |
| *Incrementi 2001/2000– 2001/2000 proforma* | | | *11,9* | *82,2%* | *17,1* | *185,7%* |

L'incremento dei ricavi netti nel 2001 rispetto al 2000, è stato pari al 85,6%; considerando un perimetro di consolidamento omogeneo, l'incremento è stato pari al 11,9%, quasi esclusivamente derivante da un effetto di volumi.

L'EBITDA è risultato pari a di Euro 164,1 milioni, superiore rispetto al 2000 di Euro 70,9 milioni pari al 76,1%; a perimetro di consolidamento omogeneo l'incremento è pari a Euro 21,8 milioni (+15,3%) con un incidenza sulle vendite che passa dal 13,3% al 13,7%.

Da rimarcare che tale miglioramento è stato ottenuto nonostante l'impatto negativo di un mix di vendita meno favorevole, rispetto allo scorso esercizio, per la minor incidenza delle vendite di prodotti del condizionamento portatile caratterizzati da margini più elevati della media. L'andamento dei cambi, sfavorevole rispetto all'Euro, in particolare per Yen e Sterlina inglese e solo in parte compensato dall'andamento positivo del Dollaro statunitense ha fornito un ulteriore contributo negativo alla redditività.

Le numerose azioni di miglioramento dell'efficienza poste in essere, il maggior utilizzo dello stabilimento cinese, il maggior ricorso a lavorazioni esterne e ad acquisto di prodotti finiti, hanno comportato invece una forte riduzione dell'incidenza sul fatturato del costo del lavoro, passato dal 14,0% al 13,1% del 2001.

L'EBIT, è risultato pari a Euro 94,4 milioni, superiore rispetto al 2000 di Euro 32,2 milioni pari al 51,9%; a perimetro di consolidamento omogeneo

l'incremento è pari a Euro 23,4 milioni (+33%) con un incidenza sulle vendite che passa dal 6,6% al 7,9%.

Gli ammortamenti dell'esercizio, pari a Euro 69,7 milioni, comprendono ammortamenti delle differenze di consolidamento per Euro 17,9 milioni e di altre attività immateriali per Euro 13,4 milioni, a conferma dell'elevato livello di autofinanziamento del Gruppo.

Il risultato dell'esercizio, pari a Euro 26,3 milioni, in forte crescita nei confronti del risultato dell'esercizio precedente (Euro 14,4 milioni e Euro 9,2 milioni a perimetro di consolidamento costante), aumenta sia grazie alla migliore gestione operativa, che al minor impatto della fiscalità.

Per quanto riguarda gli oneri finanziari, a perimetro di consolidamento costante, si evidenzia un'incidenza sulle vendite in linea con il 2000 (dati proforma).A tal fine occorre mettere in rilievo che nonostante gli ottimi risultati raggiunti nella seconda metà dell'esercizio in termini di gestione del Capitale Circolante Netto e al notevole miglioramento della posizione finanziaria netta, il *timing* della dinamica straordinaria relativa alle acquisizioni e agli aumenti di capitale ricevuti, ha comportato un indebitamento medio superiore a quello dell'anno precedente.

***Analisi della situazione patrimoniale e della gestione finanziaria***

Riepiloghiamo di seguito la situazione patrimoniale finanziaria con la premessa che i dati al 31 dicembre 2000 includono il consolidamento delle società acquisite a fine dicembre 2000 mentre i dati al 31 dicembre 2001 includono anche Kenwood, società acquisita nel corso del 2001.
Conseguentemente abbiamo indicato anche i valori pro forma 2000 includendo Kenwood.

| | **2001 A** | **2000 B** | **2000 proforma con Kenwood C** | **Variazione 2001-2000 A-B** | **Variazione 2001-2000 proforma A-C** |
|---|---|---|---|---|---|
| | Euro mil. | Euro mil. | Euro mil. | Euro mil. | Euro mil. |
| Crediti v/ clienti | 412,5 | 318,0 | 391,7 | 94,5 | 20,8 |
| Rimanenze | 234,8 | 191,4 | 240,5 | 43,4 | (5,7) |
| Debiti v/ fornitori | (249,7) | (184,8) | (222,3) | (64,9) | (27,4) |
| Altro | (9,1) | (8,9) | (7,4) | (0,2) | (1,7) |
| **Cap. Circol. Netto** | **388,5** | **315,7** | **402,5** | **72,8** | **(14,0)** |
| Att. Non correnti: | | | | | |
| Immob Immateriali | 435,2 | 386,6 | 441,6 | 48,6 | (6,4) |
| Immob Materiali | 193,7 | 177,7 | 198,1 | 16,0 | (4,4) |
| Immob Finanziarie | 9,6 | 9,1 | 9,1 | 0,5 | 0,5 |
| Pass. non correnti | (54,8) | (30,7) | (51,5) | (24,1) | (3,3) |
| **Capitale investito netto** | **972,2** | **858,4** | **999,8** | **113,8** | **(27,6)** |
| PN di terzi | (0,2) | (0,3) | (0,3) | 0,1 | 0,1 |
| PN del Gruppo | (524,9) | (242,1) | (374,7) | (282,8) | (150,2) |
| **Tot. Fonti non finanz** | **(525,1)** | **(242,4)** | **(375,0)** | **(282,7)** | **(150,1)** |
| **Posizione finanz netta** | **(447,1)** | **(616,0)** | **(624,8)** | **169,1** | **177,7** |

L'incidenza del capitale circolante sulle vendite si è ridotta nel corso del 2001, passando dal 37,6% al 32,4% per effetto delle diverse azioni di contenimento del circolante intraprese nel corso del 2001.

Il capitale circolante netto si riduce, a parità di area di consolidamento, di Euro 14 milioni pur in presenza di un incremento delle vendite quasi del 12%.

La componente più significativa di tale effetto deriva dalla migliore rotazione del magazzino ottenuta in particolare grazie alla più incisiva e attenta attività di controllo pianificazione e alla estensione dell'installazione di SAP ad altre due filiali estere.

Si segnalano nell'esercizio gli investimenti effettuati per la quotazione in Borsa che ammontano ad Euro 14,7 milioni, iscritti nelle immobilizzazioni immateriali ed ulteriori investimenti complessivi in immobilizzazioni immateriali per Euro 4,8 milioni ed in immobilizzazioni materiali pari ad Euro 35,9 milioni relativi prevalentemente a stampi ed attrezzature per la realizzazione di nuovi prodotti.

La posizione finanziaria netta è passata da Euro 616 milioni a Euro 447 milioni con un miglioramento di Euro 169 milioni, 51,6 dei quali derivanti dalla gestione caratteristica ed il resto prevalentemente dalle seguenti operazioni straordinarie:

- Variazione dell'area di consolidamento, in seguito all'acquisizione del Gruppo Kenwood per un importo di Euro 138,9 milioni; l'importo è relativo agli oneri dell'acquisizione e al relativo indebitamento.
- Aumento del capitale sociale per effetto della delibera dell'assemblea dei soci del 18 aprile 2001 per l'importo di Euro 129,4 milioni e dell'Offerta Pubblica di sottoscrizione per un ammontare di Euro 127,5 milioni.

Il flusso di cassa può essere così riepilogato:

| | 2001 | 2000 |
|---|---|---|
| Autofinanziamento | 103,6 | 47,9 |
| Variazioni del capitale circolante netto | (5,9) | (22,4) |
| Flusso fin. Da attività di investimento | (46,1) | (10,7) |
| **Flusso di cassa operativo** | **51,6** | **14,8** |
| Flusso fin. da attività da movimenti di patrimonio netto | 256,9 | - |
| Variazione nella riserva di conversione | (0,6) | (0,3) |
| Variazione area di consolidamento | (138,9) | (365,5) |
| **Var. pos. Finanziaria netta** | **169,0** | **(351,0)** |

Il rapporto tra indebitamento finanziario netto e mezzi propri (GEARING) passa dal 1,7 del 2000 (dati pro forma) allo 0,9 nel 2001.
Anche considerando nel denominatore del rapporto del 2000 pro forma tutti gli incrementi di capitale effettuati nel 2001, il *Gearing* risulterebbe comunque in forte miglioramento (dal 1,2 del 2000 allo 0,9 nel 2001).

Evidenziamo di seguito alcuni indicatori economico – finanziari:

| | 2001 | 2000 pro forma |
|---|---|---|
| Cash flow (Autofinanziamento) | 103,6 | 75,1 |
| ROI (Ris. Operativo/ Capitale investito) | 9,7% | 7,1% |
| ROE (Utile netto/Patrimonio netto) | 5,0% | 2,5% |
| EBIT/Proventi (oneri) finanziari | 2,4 | 2,0 |
| CCN/Ricavi netti | 32,4% | 37,6% |
| Gearing (PFN/Patrimonio netto) | 0,9 | 1,7 |

*Risorse umane Organizzazione e Sistemi*

Al 31 dicembre 2001 i dipendenti del Gruppo De' Longhi erano 5.195 (3.860 nel 2000) così suddivisi:

| | 31/12/2001 | 31/12/2000 |
|---|---|---|
| Operai | 3.454 | 2.747 |
| Impiegati | 1.650 | 1.057 |
| Dirigenti | 91 | 56 |
| Totale | **5.195** | **3.860** |

Di questi, 3.618 sono impiegati nelle Società italiane del Gruppo mentre i rimanenti 1.577 operano nell'ambito delle realtà estere.

Considerando un'area di consolidamento omogenea con il 2000, la forza lavoro è rimasta pressoché inalterata (5.189 dipendenti al 31.12.2000).

Il costo del lavoro cresce rispetto ai dati proforma 2000 del +4,7% attestandosi su Euro 157,2 milioni. Tale variazione è da attribuire principalmente agli aumenti contrattuali e di merito concessi nel corso dell'anno. Sul fronte del numero medio di dipendenti impiegati dal Gruppo nel corso del 2001 (5.350 nel 2001, contro 5.451 del 2000), è da rilevare la significativa riduzione riferita sia al Gruppo Kenwood che nel corso del 2001 ha completato il processo di ristrutturazione sia alla chiusura degli stabilimenti di Simac Vetrella a Dolo (VE) e di Ariagel a Candiolo (TO).

Nel corso dell'anno alcuni manager dell'Azienda hanno intrapreso un percorso di sviluppo professionale in ambito internazionale; un percorso che coniuga le esigenze dell'azienda di presidiare direttamente alcune attività critiche e di trasferire competenze e *best practices* trasversalmente nell'organizzazione, con l'opportunità per i manager coinvolti di vivere un'esperienza sfidante, in contesti socio-culturali diversi da quelli abituali.

Nel corso dell'anno 2001, così come per il passato, le varie Società del Gruppo hanno progettato e realizzato innumerevoli iniziative di addestramento, aggiornamento professionale e formazione manageriale del proprio personale. Tali iniziative, realizzate sia internamente che con il supporto di società di formazione esterne, hanno visto coinvolti oltre 800 dipendenti delle strutture tecnico industriali, commerciali, amministrative e di servizio, sia in Italia che all'estero.

Per quanto concerne l'organizzazione distributivo/commerciale, nel 2001 sono continuati gli interventi volti all'ottimizzazione/rafforzamento delle strutture interne ed esterne nei diversi canali e mercati nei quali il Gruppo è presente. Ciò ha portato in particolare alla fusione, intervenuta a fine anno, delle Società commerciali di De' Longhi e di Kenwood in Francia e Germania. E' proseguita inoltre la revisione organizzativa dei processi e flussi logistici nonché dei processi di pianificazione commerciale e di gestione degli ordini, che ha già prodotto i primi consistenti risultati, con l'obiettivo di un ulteriore contenimento del capitale circolante rispetto ai risultati già raggiunti.

## Revisione della piattaforma industriale

Nel corso del 2001 è stata avviata la revisione della piattaforma produttiva del Gruppo mediante la prevista chiusura dello stabilimento dell'Ariagel S.p.A. con trasferimento della produzione negli stabilimenti della De' Longhi, la centralizzazione delle produzione della Simac Vetrella presso lo stabilimento di Gorgo al Monticano con la prevista chiusura dello stabilimento di Dolo, le attività propedeutiche al trasferimento di alcune produzioni De' Longhi, termoventilatori e macchine da caffè (basso di gamma) nell'ambito dello stabilimento Tricom in Cina. Allo scopo di massimizzare la focalizzazione delle risorse coinvolte nel miglioramento dei costi e della qualità, nel corso dell'esercizio è stata inoltre definita la costituzione di due poli tecnico - produttivi (meccanico e plastica) e un'unità di pianificazione centralizzata e il rafforzamento della responsabilità del controllo dei costi industriali.

Sempre con riferimento alla piattaforma tecnico-industriale di Gruppo, l'anno 2001 ha visto il potenziamento delle strutture di concezione, ricerca e sviluppo di nuovi prodotti.

## Revisione organizzativa in Hong Kong e Cina

Nella seconda parte dell'anno è stata avviata una revisione organizzativa ed un potenziamento delle esistenti Operations cinesi (che occupano complessivamente oltre 700 addetti), per trasformarle in strutture di produzione / acquisto di prodotti finiti e componenti al servizio delle varie Società del Gruppo. Inoltre è stato costituito, presso le strutture di Hong Kong di Kenwood, un ufficio acquisti prodotto finito dedicato ai vari *brand* del Gruppo a supporto del marketing per quanto concerne le attività di acquisto prodotti finiti da produttori del Far East.

## Qualità

Nel corso dell'anno è proseguito il progetto di ristrutturazione del controllo qualità con l'obiettivo di estendere a tutte le maggiori società del Gruppo gli standards qualitativi di De' Longhi. E' previsto entro il 2002 l'ottenimento della Certificazione ISO 9001 per la Divisione della De' Longhi S.p.A. del condizionamento fisso. E' iniziato inoltre il processo di rivisitazione della struttura interna e dei processi produttivi dello stabilimento di Tricom (in Cina) al fine di conseguire livelli di efficienza e di qualità delle produzioni, competitivi con quelli degli altri stabilimenti del Gruppo.

## Logistica

Nel corso del 2001 è iniziata la realizzazione dell'espansione del magazzino prodotti finiti di Mignagola nell'ambito del progetto di arretramento del magazzino centrale europeo di Kenwood dall'Olanda all'Italia a Treviso.
Nel corso del 2001 sono poi aumentate le attività di consegna diretta specialmente in Francia, Gran Bretagna e Germania.

## Distribuzione

Nel corso del 2001 l'attività di distribuzione dei prodotti Kenwood in Nuova Zelanda, precedentemente effettuata da un distributore, è stata apportata alla nostra partecipata Parex.
In Sudafrica ci si è avvalsi della preesistente filiale di Kenwood per apportare alla stessa il business di De' Longhi precedentemente affidato ad un distributore. Ariete ha provveduto all'apertura di una filiale in Spagna.

## Sistemi informativi

I sistemi informativi della Società sono basati essenzialmente sul software gestionale SAP che consente una gestione integrata di tutti i principali aspetti dell'attività produttiva e commerciale, tra cui la logistica, le scorte, il magazzino, gli ordini, le vendite e la movimentazione di materie prime, semilavorati e prodotti finiti.
I progetti che si sono realizzati si inseriscono nella strategia di:

- estendere il sistema "unico ed integrato" a tutte le società del Gruppo per migliorare l'affidabilità e la tempestività dell'informazione, l'efficienza nella gestione dei rapporti infragruppo, nonché il controllo sulle attività delle società;
- informatizzare un numero sempre maggiore di processi per migliorare l'efficienza delle strutture interne utilizzando le potenzialità rese disponibili dal software utilizzato.
- Migliorare la gestione del rapporto con i terzi (clienti e fornitori) utilizzando le nuove tecnologie disponibili tramite l'utilizzo di Internet.

Nel corso del 2001 sono stati realizzati alcuni importanti progetti tra cui l'estensione del sistema SAP nelle filiali in Germania e Francia che sono state inoltre integrate con le ex filiali del Gruppo Kenwood, l'implementazione e lo sviluppo del software per la gestione del consolidamento dei dati civilistici e gestionali, lo sviluppo di nuove e più efficienti procedure per la gestione della pianificazione commerciale estesa alle filiali commerciali e della pianificazione delle procedure con visibilità europea, la gestione Internet degli ordini da centri di assistenza ed il controllo De' Longhi degli acquisti diretti.

## Copertura di rischi

Il Gruppo ha in atto estese coperture assicurative sia per quanto riguarda le principali attività (immobilizzazioni materiali e crediti) nonché per eventuali rischi connessi ai prodotti venduti.

*L'attività di ricerca e sviluppo*

La funzione di ricerca e sviluppo del Gruppo, nella quale vengono costantemente effettuati rilevanti investimenti, dispone di 10 laboratori e di 13 uffici tecnici, ubicati all'interno o nelle vicinanze degli impianti produttivi. Il Gruppo dedica all'attività di ricerca e sviluppo oltre 230 persone. Tali significativi investimenti hanno consentito al Gruppo di ottenere e consolidare nel tempo vantaggi competitivi.

L'attività svolta ha consentito di accedere ai benefici concessi dalla Legge 46/82 e successive modifiche relativi a prodotti di ricerca applicata e di innovazione tecnologica. Tali benefici consistono in finanziamenti a lungo termine a tassi agevolati e contributi a fondo perduto.

Nel segmento condizionatori murali sono state inoltre messe a punto interessanti soluzioni basate sull'utilizzo di Internet volte a evolvere ed aumentare funzionalità esistenti mediante la possibilità di telegestione, telecontrollo a distanza fortemente innovative rispetto agli standards di mercato.

Sempre per quanto riguarda la produzione di condizionatori si sottolinea che la U.E. ha bandito l'impiego in produzione del gas refrigerante R22 dal 01/06/2002 per gli apparecchi solo freddo e dal 1/01/2004 per gli apparecchi in pompa di calore, nell'ambito delle politiche per la protezione dello strato di ozono. L'uso del R22 rimane consentito nel resto del Mondo.
Le alternative possibili in Europa saranno di due tipi: gas sintetici e gas naturali. De' Longhi ha realizzato da anni una sofisticata tecnologia per l'utilizzo dei gas naturali, il cui impiego è fortemente sponsorizzato dall'opinione pubblica e dalle istituzioni sensibili alla protezione dell'ambiente.
Le conoscenze tecnologiche della De' Longhi, in questo contesto di cambiamenti normativi, dovrebbero quindi rafforzare il vantaggio competitivo nel segmento dei portatili dove da sempre il Gruppo detiene la leadership mondiale.
Il Gruppo comunque dato lo scenario ancora complesso ed in evoluzione dei molti fattori tecnologici e di mercato che determineranno le scelte future e finali, ha deciso di sviluppare le diverse alternative tecnologiche sul complesso della propria gamma di prodotti essendo parimenti attrezzata sul piano delle risorse, conoscenze e mezzi.

Nel corso del 2001 il Gruppo ha sostenuto costi di R&S per circa Euro 22,2 milioni con un'incidenza sui ricavi netti pari all'1,9% che sono stati spesati interamente a Conto Economico.
Considerando gli investimenti in stampi, pari a Euro 13,5 milioni, il totale ammonta a Euro 35,7 milioni pari a quasi il 3% di incidenza sui ricavi netti.

*Investimenti e prodotti*

L'impegno nella ricerca e sviluppo si è concretizzato nel corso del 2001 nel lancio di una serie di nuovi prodotti a rafforzamento delle varie famiglie in cui il Gruppo De' Longhi opera:

- Nel segmento "Cottura e preparazione cibi" è stata estesa la gamma tradizionale dei forni da 12 litri con il modello "retro"" e la gamma di forni ventilati da 28 litri con funzioni quali il girarrosto e una nuova elettronica di facile utilizzo per il mercato USA e Canada.
  E' stata ulteriormente rinforzata la gamma delle macchine da caffè a pompa, con l'introduzione di un nuovo modello elettronico con controllo di temperatura, nuovi modelli a cialde e un nuovo modello per la fascia media. Kenwood ha lanciato con successo un nuovo prodotto "*bread maker*" ed esteso la sua gamma di mixer.
  Generalizzato a quasi tutte le famiglie di prodotto, grazie soprattutto ai nuovi prodotti, l'incremento di quote di mercato nell'importante mercato inglese.

- Nel segmento "Climatizzazione trattamento dell'aria" con l'introduzione di un nuovo condizionatore aria/aria dedicato al marchio Superclima e messo a punto la tecnologia "*telegate*" che prevede l'utilizzo dei nostri condizionatori con funzionalità gestite via Internet.

- Nel segmento "Riscaldamento" con l'espansione della gamma con elettronica intelligente "ECC" per includere un modello di termoventilatore, di convettore e di radiatore.

- Nel segmento "Prodotti per la casa e lo stiro" con la rivisitazione della gamma scope per il mercato Italia con introduzione motori ad alta efficienza ed alta prestazione sui modelli classe A e con il lancio di un nuovo aspirapolvere con filtrazione e di pulitori a vapore multipli.

Nel corso del 2001 sono stati effettuati investimenti in pubblicità e comunicazione per un ammontare di circa Euro 51,6 milioni L'attività si è concentrata nella primavera-estate (stagione della pulizia e del condizionamento) per poi proseguire ad ottobre sia con il piccolo elettrodomestico sia con la pulizia e con la deumidificazione.
Lo sforzo pubblicitario ha sostenuto con successo il lancio di Colombina classe A e ha sostenuto gli sforzi commerciali già avviati nel corso del 2000 sul nuovo Pinguino Aria/acqua con turbopower, il doppio forno, le friggitrici rotanti ed il condizionamento murale.
Si sono inoltre supportate su stampa azioni sul piccolo elettrodomestico, in particolare macchine da caffè, e azioni sul punto vendita di supporto ai prodotti e delle decisioni clima e piccolo elettrodomestico.
Per quanto riguarda l'estero, si è assistito al lancio di un nuovo formato televisivo "*living innovation*", con spot girati su friggitrici e su macchine da caffè che, oltre a focalizzare l'attenzione del consumatore sui benefici derivanti dal prodotto De' Longhi, promuove un'immagine del marchio De' Longhi coerente con la tradizione di innovazione che la contraddistingue insieme al suo design e al made in Italy.
Attività di comunicazione con formati ad hoc sono continuati in Giappone e Stati Uniti mentre attività di stampa sono state condotte anche nei Paesi dell'Est Europa.

*Piani di stock option*

Nel corso del mese di luglio 2001, è stata data attuazione al piano di stock option deliberato dal Consiglio di Amministrazione il 12 giugno 2001 i cui scopi sono individuabili nella volontà di fidelizzare le risorse chiave, focalizzandone l'attenzione sui fattori di successo a medio-lungo termine, e di mantenere o migliorare la competitività del Gruppo sul mercato nazionale ed internazionale delle remunerazioni, introducendo una variabile economica correlata alla creazione di valore per la società e gli azionisti.
Tale assegnazione è avvenuta a fronte della facoltà attribuita dall'Assemblea Straordinaria dei Soci del 18 aprile 2001 al Consiglio di Amministrazione, per un periodo massimo di cinque anni, di aumentare a pagamento il capitale sociale mediante emissione di massimo 7.500.000 azioni ordinarie della Società.
Sono stati coinvolti 63 dipendenti italiani ed esteri ricoprenti posizioni chiave a livello di Gruppo, ai quali sono state assegnate complessivamente circa 6.900.000 opzioni.
La maturazione di una parte delle opzioni assegnate è legata al mantenimento del rapporto di lavoro con il Gruppo; la parte rimanente, variabile tra il 40% ed il 50%, è invece legata anche al raggiungimento di alcuni degli obiettivi, definiti nell'ambito del Piano Strategico 2001 – 2003, di EBITDA e rapporto tra Capitale Circolante Netto e ricavi netti totali.
Qualora maturate, le opzioni saranno esercitabili dai partecipanti al piano, per il 50% a decorrere dall'anno 2004 e per il rimanente 50% nel corso dell'anno 2005 e fino al 28/02/2006, nell'ambito dei periodi definiti.

*Corporate Governance*

Per le informazioni riguardanti la Corporate Governance si rimanda alla relazione predisposta ai sensi dell'Art. IA 2.12 delle Istruzioni del Regolamento di Borsa che riporta una completa informativa sullo stato di attuazione del sistema di Corporate Governance. Tale relazione sarà depositata presso la Borsa italiana.

*Partecipazioni detenute da Amministratori*

Ai sensi dell'art. 79 del Regolamento Consob Delibera n. 11971 del 14/05/1999, si forniscono le informazioni relative alle partecipazioni detenute da amministratori e sindaci nella De' Longhi S.p.A. e in società controllate.

| Cognome e nome | Società partecipata | Possesso al 31/12/00 | Acquisti 2001 | Vendit e 2001 | Possesso Al 31/12/2001 |
|---|---|---|---|---|---|
| De' Longhi Giuseppe | De' Longhi SpA | 340 | 7.250 | - | 7.590 |
| De' Longhi Giuseppe | Elba SpA | 90 | - | - | 90 |
| De' Longhi Fabio | De' Longhi SpA (*) | - | 130.000 | - | 130.000 |
| De' Longhi Fabio | De' Longhi Pinguino SA | 1 | - | - | 1 |
| Beraldo Stefano | De' Longhi SpA | - | 15.500 | - | 15.500 |
| Sandri Giorgio | De' Longhi SpA | - | 30.000 | - | 30.000 |
| Lanfranchi Massimo (sindaco effettivo) | De' Longhi SpA (*) | - | 750 | - | 750 |

(*) sono incluse partecipazioni detenute indirettamente e/o tramite familiari

*Rapporti con società controllanti, controllate, collegate e correlate*

Con riferimento alle comunicazioni Consob n. 97001574 del 20/02/97 e n. 98015375 del 27/02/98, aventi per oggetto i rapporti intrattenuti con le società del Gruppo e con le parti correlate, si segnala che tutte le operazioni poste in essere rientrano nell'ordinaria gestione del Gruppo, salvo quanto già specificato in nota integrativa, e sono regolate a condizioni di mercato.
Non si rilevano inoltre rilevanti operazioni di carattere atipico.

Gli effetti derivanti dai rapporti di De' Longhi con le società controllanti, controllate, collegate e con le parti correlate, sono riepilogate nella Nota Integrativa.

*Euro*

Durante il 2001 è stato completato il passaggio all'Euro quale moneta di conto, da parte della Capogruppo e delle società che rientrano nell'area di consolidamento.

*Eventi successivi alla chiusura dell'esercizio*

Nel mese di marzo 2002 è stata perfezionata l'acquisizione del 10% di Top Clima SL, operatore di consolidata esperienza nel settore del condizionamento e attuale distributore dei prodotti di Climaveneta nel mercato spagnolo. L'acquisto è avvenuto per Euro/M 509 e prevede l'opzione per aumentare la partecipazione fino al massimo del 50% entro il 30/06/2006.
L'acquisizione risponde al duplice scopo di stabilizzare il rapporto di distribuzione dei nostri prodotti nell'importante ed in crescita mercato Spagnolo e di avviare la produzione di apparecchiature per il condizionamento dell'aria in uno stabilimento della società AYRE SA, controllata al 100% da Top Clima SL.
In particolare il prodotto sarà caratterizzato dalla tecnologia "*roof top*" la cui semplicità impiantistica permette di combinare la macchina frigorifera con l'unità di trattamento dell'aria, distribuendo l'aria così trattata direttamente negli ambienti.

*Le prospettive/evoluzioni prevedibili della gestione*

I risultati dei primi mesi del nuovo esercizio, pur non essendo particolarmente indicativi in quanto relativi al periodo dell'anno meno favorevole per la gestione reddituale (la linea del riscaldamento e quella del condizionamento, non sono nel pieno delle rispettive stagioni di business), confermano le aspettative di una ulteriore e significativa crescita rispetto al medesimo periodo del precedente esercizio.

Il processo di integrazione con il Gruppo Kenwood, avviato durante il 2001 con il conseguimento di rilevanti risultati nell'ottenimento di sinergie ha solo parzialmente contribuito ai risultati del Gruppo nell'esercizio trascorso.
Nell'intero 2002 si evidenzieranno appieno i vantaggi conseguiti in particolare negli acquisti e nelle riduzioni di costi.
La rilevante riduzione dei prezzi dell'acciaio, rispetto alla media dell'esercizio precedente, dovrebbe perdurare anche per effetto delle recenti introduzioni di barriere doganali negli USA.

Treviso, 27 marzo 2002

Per il Consiglio di Amministrazione
L'Amministratore Delegato
Stefano Beraldo

# De'Longhi S.p.A.
## Rendiconto finanziario consolidato per gli esercizi chiusi al 31 dicembre 2001 ed al 31 dicembre 2000
## (importi in migliaia di Euro)

| | 31/12/01 | 31/12/00 |
|---|---|---|
| Risultato netto | 26.321 | 14.450 |
| Ammortamenti | 69.785 | 31.087 |
| Accantonamenti e svalutazioni al netto utilizzi | 7.507 | 2.358 |
| **Flussi finanziari generati (assorbiti) dalla gestione corrente (A)** | 103.613 | 47.896 |
| Variazioni delle attività e passività del periodo: | | |
| Crediti verso clienti | (20.250) | (5.796) |
| Rimanenze finali | 5.674 | (36.908) |
| Debiti verso fornitori | 23.828 | 3.510 |
| Crediti e debiti verso società controllate, collegate, controllanti | (10.900) | 2.545 |
| Altre attività e passività correnti | (4.273) | 14.227 |
| **Flussi finanziari generati (assorbiti) da movimenti di capitale circolante (B)** | **(5.921)** | **(22.422)** |
| **Attivita' di investimento** | | |
| Investimenti netti in immobilizzazioni immateriali | (19.222) | (3.467) |
| Investimenti netti in immobilizzazioni materiali | (26.434) | (16.759) |
| Investimenti netti in immobilizzazioni finanziarie | (435) | 9.527 |
| **Flussi finanziari generati (assorbiti) da attività di investimento (C)** | (46.091) | (10.699) |
| Aumento capitale sociale e riserve | 256.919 | 0 |
| Variazioni nella riserva di conversione | (548) | (310) |
| Incremento (Diminuzione) capitale di terzi | (37) | 0 |
| **Flusso di cassa generato da movimenti di patrimonio netto (D)** | **256.334** | (310) |
| **Flusso finanziario relativo alla variazione dell'area di consolidamento (E)** | **(138.969)** | **(365.507)** |
| | | |
| **Flusso finanziario di periodo (A+B+C+D+E)** | **168.966** | **(351.044)** |
| | | |
| Posizione finanziaria netta di inizio periodo | (616.030) | (264.987) |
| Flusso finanziario di periodo (A+B+C+D+E) | 168.966 | (351.044) |
| **Posizione finanziaria netta finale (1)** | **(447.064)** | **(616.030)** |
| | | |
| Variazione riserva straordinaria per compensazione imposta sostitutiva | | (22.764) |
| Variazione "altri debiti" per imposta sostitutiva | | 22.764 |

(1) Il dato al 31 dicembre 2001 include il prestito obbligazionario per M/Euro 150.000, la posizione finanziaria netta onerosa verso istituti bancari per M/Euro 290.329 e verso altri per M/Euro 6.735.

Il debito residuo per l'acquisto di partecipazioni è stato interamente saldato nel corso del 2001.

## De' Longhi S.p.A.

PROSPETTO DELLE VARIAZIONI NEI CONTI DI PATRIMONIO NETTO PER L'ESERCIZIO CHIUSO AL 31 DICEMBRE 2001

(migliaia di Euro)

| | Capitale sociale | Riserva Sovraprezzo azioni | Riserva legale | Altre riserve | Differenza di conversione | Utili (perdite) riportati a nuovo | Utile (perdita) d'esercizio | Totale |
|---|---|---|---|---|---|---|---|---|
| **Saldi al 01 gennaio 2001** | **206.583** | **0** | **2.358** | **17.684** | **36** | **1.000** | **14.450** | **242.111** |
| Ripartizione risultato d'esercizio 2000 come da assemblea del 18/04/01 | | | 896 | 16.904 | | (3.350) | (14.450) | **0** |
| Conversione del Capitale Sociale in Euro come da assemblea straordinaria del 18/04/01 | 1.417 | | | | | | | **1.417** |
| Aumento del Capitale Sociale come da assemblea straordinaria del 18/04/01 | 128.000 | | | | | | | **128.000** |
| Aumento del Capitale Sociale in seguito alla quotazione in Borsa del 24/07/01 | 112.500 | 15.000 | | | | | | **127.500** |
| Differenze risultanti dalla conversione in Euro dei bilanci delle società estere | | | | | (548) | | | **(548)** |
| Utile d'esercizio | | | | | | | 26.321 | **26.321** |
| **Saldi al 31 dicembre 2001** | **448.500** | **15.000** | **3.254** | **34.588** | **(512)** | **(2.350)** | **26.321** | **524.801** |

# NOTA INTEGRATIVA

## STRUTTURA E CONTENUTO DEL BILANCIO CONSOLIDATO

Il bilancio consolidato include lo stato patrimoniale consolidato, il conto economico consolidato e le relative note esplicative ed è stato redatto in conformità alla normativa prevista dal D. Lgs. 127/91 e del C.C., integrata dai principi contabili enunciati dai Consigli nazionali dei Dottori Commercialisti e dei Ragionieri e tenendo conto delle disposizioni introdotte dal D. Lgs. N. 58/1998 (Testo Unico Draghi) e successivi Decreti attuativi e integrativi e delle raccomandazioni CONSOB.
Inoltre vengono fornite tutte le informazioni complementari ritenute necessarie a dare una rappresentazione veritiera e corretta della situazione patrimoniale, economica e finanziaria del Gruppo.

I bilanci utilizzati ai fini del consolidamento sono quelli d'esercizio, redatti dai Consigli di Amministrazione delle singole società rettificati, ove necessario, per stornare poste di natura fiscale e per adeguarli ai principi contabili di Gruppo.

I dati dello stato patrimoniale, del conto economico consolidato e della nota integrativa sono stati espressi in migliaia di Euro (M/Euro) al fine di consentire una maggiore chiarezza espositiva e una più agevole analisi della situazione patrimoniale-finanziaria e del risultato economico del Gruppo.

Nel bilancio consolidato al 31 dicembre 2001 sono stati indicati gli importi delle corrispondenti voci del bilancio consolidato al 31 dicembre 2000. Per rendere omogenei i criteri di classificazione del bilancio consolidato al 31 dicembre 2000 con quelli del bilancio consolidato al 31 dicembre 2001 sono state effettuate alcune riclassifiche, che hanno riguardato principalmente alcune voci dello stato patrimoniale.

Per quanto non specificato di seguito si rimanda ai commenti riportati nella Relazione sulla gestione.

## AREA DI CONSOLIDAMENTO

Le principali operazioni societarie che hanno determinato una variazione dell'area di consolidamento, sono di seguito commentate:

- Acquisizione, avvenuta tramite un'Offerta Pubblica d'acquisto sul 100% del capitale di Kenwood Appliances Plc, capogruppo del Gruppo Kenwood. L'acquisizione si è perfezionata in data 24 maggio 2001 per un costo, inclusivo degli oneri accessori di M/Euro 76.400.
- Acquisto del 2% del capitale sociale di Radel S.p.A. per l'importo di M/Euro 452.
- Acquisto del 5% del capitale sociale della società La Supercalor S.p.A. al prezzo di M/Euro 67.
- Acquisto del 10% del capitale sociale della società Ariagel S.p.A. al prezzo di M/Euro 362.
- Acquisto del 49% nella società Parex Industries Limited; tale società svolge attività di distribuzione dei prodotti del Gruppo De' Longhi nei mercati della Nuova Zelanda e Australia.

Per effetto delle sopraevidenziate operazioni, l'area di consolidamento ha subìto negli ultimi due esercizi una rilevante variazione; nel bilancio consolidato 2000 le società acquisite il 28 dicembre 2000 sono state consolidate con il metodo integrale limitatamente allo stato patrimoniale. Il bilancio consolidato 2001 include le predette acquisizioni ed il gruppo Kenwood che sono stati consolidati integralmente; per quanto riguarda Kenwood il risultato d'esercizio è stato considerato per 10 mesi in quanto De'Longhi ha raggiunto il controllo a fine febbraio 2001 e quindi per il periodo ante acquisizione il risultato è di competenza della precedente compagine sociale.

Per consentire un confronto dei dati patrimoniali ed economici, con perimetro di consolidamento costante è stato quindi predisposto uno stato patrimoniale ed un conto economico riclassificato pro forma; detti prospetti sono riportati nella Relazione degli Amministratori sulla gestione e limitatamente allo stato patrimoniale nella sezione dell'attivo "Commenti alle principali voci dello Stato patrimoniale".

Nel corso del 2001 è poi continuato il processo di riorganizzazione societaria iniziato nel 2000, che ha previsto, da un lato una semplificazione della struttura con una riduzione del numero delle società, e dall'altra l'uscita dal perimetro di consolidamento di Liguria Vita S.p.A., società collegata posseduta al 30%, che svolge attività dissimile rispetto all'attività svolta dal Gruppo.

La semplificazione societaria è stata effettuata mediante alcune fusioni che hanno riguardato alcune controllate, di seguito riepilogate:

- Fusione per incorporazione di Elba S.p.A. in De' Longhi Divisione Cucine S.p.A.(già società controllante che svolgeva unicamente attività di holding), che ne ha poi assunto la denominazione sociale.
- Fusione per incorporazione di DL Radiators S.p.A. nella controllata Radel S.p.A. che ha poi cambiato la propria denominazione sociale in DL Radiators S.p.A.;
- Fusione per incorporazione di Ergoklima S.p.A. e Micromax S.p.A. in Climaveneta S.p.A..

Sono state inoltre effettuate altre due fusioni che hanno riguardato l'aggregazione delle filiali commerciali del Gruppo Kenwood in Francia e Germania con quelle del Gruppo De' Longhi allo scopo di ottimizzarne la struttura ed il contenimento dei costi di gestione.

Le predette fusioni sono state effettuate a valori contabili con continuità dei valori civilistici e fiscali dei beni appartenenti alle società: a livello di Gruppo, non vi è stata quindi nessuna variazione in quanto tutte le società coinvolte nelle fusioni risultavano essere possedute, indirettamente, da parte di De' Longhi S.p.A.

Le acquisizioni effettuate il 28 dicembre 2000 sono state perfezionate il 20 febbraio 2001 con la definizione del prezzo finale, pari a M/Euro 278.800; tale importo, determinato sulla base di perizie predisposte da esperti indipendenti, è stato regolato nel corso del 2001.

## CRITERI DI CONSOLIDAMENTO

I criteri di consolidamento più significativi adottati nella redazione del bilancio consolidato sono i seguenti:

- Le differenze risultanti dall'eliminazione delle partecipazioni contro la quota del Patrimonio Netto della partecipata alla data di acquisto, vengono imputate agli elementi dell'attivo e del passivo delle imprese incluse nel consolidamento, ove questo sia applicabile. L'eventuale valore residuo, se positivo, è imputato in una posta dell'attivo denominata "Differenza di consolidamento" ed ammortizzato in quote costanti in relazione alla prevista recuperabilità dello stesso; se negativo, è imputato ad una voce di Patrimonio Netto, denominata "Riserva di Consolidamento".
- Le quote di patrimonio netto e di risultato netto di competenza di azionisti terzi sono esposte separatamente in apposite voci del patrimonio netto consolidato denominate rispettivamente "Capitale e Riserve di pertinenza di Terzi" e "Utile dell'Esercizio di pertinenza di Terzi".
- Le partite di debito e di credito, dei costi e ricavi e di tutte le operazioni intercorse tra le società comprese nell'area di consolidamento, inclusi i dividendi distribuiti tra le società del Gruppo sono eliminati. Vengono inoltre eliminati gli utili non realizzati e le plusvalenze e minusvalenze derivanti da operazioni fra società del Gruppo.
- Nel bilancio consolidato sono altresì eliminati gli effetti degli accantonamenti e delle rettifiche di valore operati dalle singole società incluse nell'area di consolidamento per conseguire i benefici fiscali ammessi dalle leggi vigenti, considerati i relativi effetti fiscali ove applicabili.

Criteri e cambi applicati nella conversione in Euro dei bilanci espressi in moneta estera

La conversione in Euro dei Bilanci delle società estere è effettuata nel seguente modo:

- per le attività e le passività vengono utilizzati i cambi correnti alla chiusura dell'esercizio;
- per le voci del conto economico vengono utilizzati i cambi medi dell'esercizio;
- per le singole voci del patrimonio netto vengono utilizzati tassi di cambio storici.

Le differenze di cambio relative all'applicazione di tale metodo vengono contabilizzate direttamente in una specifica voce del patrimonio netto consolidato denominata "Riserva da differenze di conversione".

I tassi di cambio valuta/Euro applicati per la conversione sono stati i seguenti:

| **Valuta** | | **Cambio Medio 2001 (*)** | **Cambio al 31.12.2001** |
|---|---|---|---|
| Corona danese | DKK | 7,4521 | 7,4365 |
| Dollaro australiano | AUD | 1,7319 | 1,7280 |
| Dollaro canadese | CAD | 1,3864 | 1,4077 |
| Dollaro Hong Kong | HKD | 6,9855 | 6,8723 |
| Dollaro neozelandese | NZD | 2,1300 | 2,1215 |
| Dollaro Singapore | SGD | 1,6040 | 1,6306 |
| Dollaro statunitense | USD | 0,8956 | 0,8813 |
| Rand sudafricano | RND | 7,6873 | 10,4302 |
| Ringgit malese | MYR | 3,4028 | 3,3484 |
| Sterlina inglese | GBP | 0,6219 | 0,6085 |
| Yen giapponese | JPG | 108,6820 | 115,3297 |
| Zloty polacco | PLN | 3,6721 | 3,4953 |

(*) fonte: UIC (Ufficio Italiano Cambi)

## CRITERI DI CONSOLIDAMENTO E DI VALUTAZIONE

I criteri di valutazione più significativi applicati nella redazione del bilancio consolidato al 31 dicembre 2001, in ottemperanza a quanto previsto dall'articolo 2426 del Codice Civile, richiamato dall'art. 35 del D.Lgs. 127/91 sono i seguenti:

**a- Immobilizzazioni immateriali**

Le immobilizzazioni immateriali sono iscritte al costo di acquisto inclusivo degli oneri accessori e sono ammortizzate sistematicamente in relazione alla loro utilità futura.

La voce costi di impianto e di ampliamento, che include le spese di costituzione e per aumenti di capitale e i costi per l'ammissione alla quotazione della Capogruppo presso la Borsa di Milano, è ammortizzata in un periodo di cinque anni.

Le spese di ricerca e sviluppo sono imputate a conto economico a meno che siano relative alla realizzazione di specifici prodotti chiaramente definiti per i quali è ragionevolmente dimostrata la fattibilità tecnica degli stessi e l'esistenza di un futuro mercato. Il valore di iscrizione viene sistematicamente ammortizzato in un periodo di cinque anni.

Le concessioni, marchi e diritti simili sono ammortizzati in relazione alla loro residua possibilità di utilizzo, stimata in un periodo di dieci-venti anni per i marchi, di quattro anni per i diritti di utilizzo delle opere di ingegno e di dieci anni per i brevetti.

Le differenze di consolidamento sono ammortizzate sistematicamente in un periodo di dieci anni in alcuni casi e in altri di venti anni, in funzione della ragionevole utilità futura ed in base alle prospettive di Gruppo di impiego economico, stimate con riferimento alle caratteristiche del settore in cui operano le partecipate.

Si rammenta che, ai sensi dell'art. 2426 del c.c., fintanto che l'ammortamento dei costi di impianto e ampliamento, di ricerca, di sviluppo e pubblicità aventi durata pluriennale non risulti completato possono essere distribuiti dividendi solo se residuano riserve disponibili sufficienti a coprire l'ammontare residuo dei costi capitalizzati.

**b- Immobilizzazioni materiali**

Le immobilizzazioni materiali sono iscritte al costo di acquisto o di produzione, comprensivo degli oneri accessori di diretta imputazione, aumentato per alcune categorie di beni delle rivalutazioni monetarie effettuate ai sensi delle Leggi n. 576/75, n.72/83 e n. 413/91 (e di allocazioni di valore emerse in sede di fusione e di consolidamento). Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni.

Le immobilizzazioni materiali sono iscritte al netto degli ammortamenti che sono calcolati sistematicamente in ogni esercizio in relazione alla residua possibilità di utilizzazione dei beni.

Le immobilizzazioni entrate in funzione durante l'esercizio sono ammortizzate con l'aliquota ridotta della metà per tenere conto del minor utilizzo.

Le aliquote applicate sono state le seguenti:

| | |
|---|---|
| Fabbricati industriali | 3,0% |
| Costruzioni leggere | 10,0% |
| Impianti generici/specifici | 10,0-15,5% |
| Forni | 15% |
| Attrezzatura varia | 25,0% |
| Impianti di depurazione | 15,0% |
| Mobili e macchine ufficio | 12,0% |
| Macchine elettromeccaniche | 20,0% |
| Laboratorio chimico | 25% |
| Discariche | 15% |
| Autoveicoli da trasporto | 20,0% |
| Autovetture | 25,0% |

I costi di manutenzione ordinaria sono addebitati integralmente a conto economico, mentre quelli aventi natura incrementativa della vita utile dei beni cui si riferiscono sono attribuiti ai cespiti stessi e ammortizzati in relazione alle residue possibilità di utilizzo.
I beni di investimento acquistati mediante contratti di leasing finanziario sono contabilizzati secondo quanto previsto dal Principio Contabile Internazionale di riferimento (IAS n. 17), che prevede l'iscrizione tra le immobilizzazioni del valore normale del bene, ammortizzato in base alle aliquote applicabili ai rispettivi beni con contestuale rilevazione tra le passività del corrispondente debito finanziario verso le società locatrici. A Conto Economico vengono contabilizzate le quote di ammortamento sui beni e gli interessi di competenza.

**c- Immobilizzazioni finanziarie**
Le partecipazioni in società collegate e controllate escluse dall'area di consolidamento sono valutate con il metodo del patrimonio netto, mentre le partecipazioni in altre società sono valutate con il metodo del costo di acquisto, rettificato nei casi in cui le partecipate abbiano subito perdite di valore ritenute durevoli; il valore originario è ripristinato negli esercizi successivi ove vengano meno i motivi della svalutazione effettuata.
I crediti finanziari sono iscritti al loro valore di presumibile realizzo.
Gli altri titoli immobilizzati sono iscritti al costo svalutato in presenza di perdite durevoli di valore.

**d- Rimanenze di magazzino**
Le rimanenze sono valutate al minore tra il costo di acquisto o produzione, determinato applicando il criterio del costo medio ponderato, ed il valore di realizzo desunto dall'andamento di mercato. Il costo di produzione è stato utilizzato per i prodotti finiti e semilavorati; nella valutazione dei prodotti in corso di lavorazione si è tenuto conto del costo di produzione in funzione delle effettive fasi di lavorazione raggiunte a fine esercizio. Le rimanenze obsolete o a lento rigiro sono svalutate in relazione alla loro presunta possibilità di utilizzo futuro, mediante l'iscrizione di un apposito fondo rettificativo del valore delle rimanenze.

**e- Crediti e debiti**
I crediti sono iscritti in bilancio al presunto valore di realizzo mediante lo stanziamento di congrui fondi di svalutazione, determinati adottando criteri di prudenza.
I debiti sono espressi al valore nominale.

**f- Attività finanziarie che non costituiscono immobilizzazioni**
Sono iscritte in bilancio al minore tra il costo di acquisto ed il valore di realizzazione desumibile dall'andamento del mercato. Se negli esercizi successivi vengono meno le motivazioni della svalutazione, il costo originario viene ripristinato.

**g- Ratei e risconti**
Sono iscritti in tale voce quote di costi e proventi comuni a due o più esercizi, la cui entità varia in ragione del tempo, in applicazione del principio della competenza economica e temporale.

**h- Disponibilità liquide**
Sono valutate al valore nominale.

**i- Fondi per rischi e oneri**
Sono stanziati in bilancio fondi specifici al fine di coprire oneri di natura determinata, di esistenza certa o probabile, dei quali alla chiusura dell'esercizio non sono determinabili l'ammontare o la data di sopravvenienza; gli stanziamenti riflettono la migliore stima possibile sulla base delle informazioni disponibili.

**l- Trattamento di fine rapporto di lavoro subordinato**
Il trattamento fine rapporto è iscritto in conformità alle leggi e ai contratti di lavoro in vigore e riflette la passività maturata nei confronti di tutti i dipendenti alla data di bilancio.

**m- Costi e ricavi**
Sono iscritti in bilancio secondo il principio della prudenza e della competenza economica.
I ricavi sono indicati al netto dei resi, degli sconti, degli abbuoni e dei premi, nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. I ricavi per la vendita dei prodotti sono riconosciuti al momento del passaggio di proprietà che, generalmente, coincide con la spedizione dei beni.
I costi sono imputati al bilancio secondo criteri analoghi a quelli di riconoscimento dei ricavi.

**n- Differenze cambio originate da operazioni in valuta estera e criteri di conversione delle poste in valuta**
Le operazioni effettuate in valuta estera vengono contabilizzate ai cambi contabili del momento in cui vengono poste in essere e le differenze cambio originatesi nel periodo vengono imputate al conto economico tra gli oneri e proventi finanziari.
I debiti e crediti in essere alla chiusura dell'esercizio e i contratti derivati di copertura sono adeguati ai cambi in vigore alla data di bilancio solo se dall'adeguamento complessivo scaturisce una perdita, mediante l'accantonamento al fondo rischi cambi così come consentito dalle norme di legge.

**o- Strumenti finanziari**
Gli strumenti finanziari utilizzati per operazioni di copertura del rischio di cambio sono valutati in modo coerente con le attività e passività coperte. Relativamente alle operazioni di copertura delle attività e passività non denominate in Euro, gli oneri e proventi delle operazioni sono rilevati per competenza.

**p- Imposte sul reddito**
Sono determinate in relazione al reddito imponibile ed in conformità alle disposizioni vigenti nei singoli paesi. E' inoltre contabilizzato il saldo netto tra le imposte anticipate e differite sulla

base di quanto previsto dal documento n. 25 emesso dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri in materia di trattamento contabile delle imposte sui redditi; sono state quindi stanziate le imposte anticipate (differite) secondo il metodo della passività fiscale per recepire gli effetti fiscali su alcune rettifiche di consolidamento e su tutte le differenze temporanee emergenti fra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali, applicando l'aliquota fiscale attualmente vigente. Il beneficio delle perdite fiscali riportabili a nuovo è contabilizzato nei limiti in cui si ritenga probabile conseguire in futuro imponibili fiscali sufficienti ad assorbire le perdite riportabili durante il periodo nel quale le stesse sono deducibili secondo la normativa tributaria vigente.
Sono stanziate le imposte differite sugli utili indivisi delle società controllate qualora sia probabile la loro distribuzione e qualora le partecipazioni non siano mantenute in via permanente.

**q- Conti d'ordine**
Gli impegni e le garanzie sono indicati nei conti d'ordine al loro valore contrattuale.

COMMENTI ALLE PRINCIPALI VOCI DELLO STATO PATRIMONIALE

L'area di consolidamento del bilancio consolidato al 31 dicembre 2001 è variata significativamente rispetto all'esercizio precedente, per effetto dell'acquisizione del gruppo Kenwood, finalizzata nei primi mesi del 2001. Conseguentemente, per quanto riguarda le voci dello stato patrimoniale, il confronto con i dati del 31 dicembre 2000 non è omogeneo. A tal fine è riportata di seguito una tabella che evidenzia la variazione delle principali voci dello stato patrimoniale rispetto al 31 dicembre 2000, calcolate considerando un'area di consolidamento omogenea.

| | 31/12/2001 Totale Consolidato (A) | 31/12/2001 Effetto acquisizione Kenwood (B) | 31/12/2001 Area Consolida-mento omogenea (C)=(A-B) | 31/12/2000 D | Differenza (C-D) |
|---|---|---|---|---|---|
| Immobilizz. immateriali | 435.176 | 58.081 | 377.095 | 386.551 | (9.456) |
| Immobilizzazioni materiali | 193.691 | 19.968 | 173.723 | 177.710 | (3.987) |
| Immobilizzazioni finanziarie | 15.793 | 29 | 15.764 | 11.713 | 4.051 |
| **Totale immobilizzazioni** | **644.660** | **78.078** | **566.582** | **575.974** | **(9.392)** |
| Rimanenze | 234.846 | 45.049 | 189.797 | 191.368 | (1.571) |
| Crediti v/clienti | 405.406 | 61.440 | 343.966 | 318.000 | 25.966 |
| Crediti v/collegate-controllate – controllanti | 10.820 | 462 | 10.358 | 15.980 | (5.622) |
| Crediti v/altri | 71.991 | 20.390 | 51.601 | 59.459 | (7.858) |
| Altre attività non immob. | 5.604 | 0 | 5.604 | 1.035 | 4.569 |
| Liquidità | 85.162 | 29.508 | 55.654 | 66.611 | (10.957) |
| **Totale attivo circolante** | **813.829** | **156.849** | **656.980** | **652.453** | **4.527** |
| **Ratei e risconti attivi** | **16.859** | **2.920** | **13.939** | **12.207** | **1.732** |
| **Totale attivo** | **1.475.348** | **237.847** | **1.237.501** | **1.240.634** | **(3.133)** |
| **Patrimonio Netto** | **525.092** | | **525.092** | **242.439** | **282.653** |
| **Fondi rischi e oneri** | **33.550** | **19.701** | **13.849** | **11.286** | **2.563** |
| **Fondo TFR** | **21.256** | **1.634** | **19.622** | **19.380** | **242** |
| Obbligazioni | 150.000 | 0 | 150.000 | 150.000 | 0 |
| Banche passive | 375.148 | 55.209 | 319.939 | 275.275 | 44.664 |
| Altri finanziatori | 21.973 | 1.553 | 20.420 | 13.654 | 6.766 |
| Debiti v/fornitori | 246.124 | 60.699 | 185.425 | 184.796 | 629 |
| Acconti/altri debiti | 79.904 | 8.621 | 71.283 | 113.741 | (42.458) |
| Debiti v/controllate- collegate-controllanti | 5.204 | 8.517 | (3.313) | 215.410 | (218.723) |
| **Totale debiti** | **878.353** | **134.599** | **743.754** | **952.876** | **(209.122)** |
| **Ratei e risconti passivi** | **17.097** | **832** | **16.265** | **14.653** | **1.612** |
| **Totale passivo e netto** | **1.475.348** | **156.766** | **1.318.582** | **1.240.634** | **77.948** |
| Effetto patrimoniale per variaz. area consolidamento | | **81.081** | **(81.081)** | | **(81.081)** |

B) IMMOBILIZZAZIONI

I - IMMOBILIZZAZIONI IMMATERIALI

Il dettaglio è il seguente:

| | 31.12.2001 | | 31.12.2000 | | |
|---|---|---|---|---|---|
| | **Lordo** | **Netto** | **Lordo** | **Netto** | **Variazione** |
| Costi d'impianto e di ampliamento | 19.312 | 12.116 | 4.406 | 329 | 11.787 |
| Costi di ricerca, sviluppo e pubblicità | 3.634 | 427 | 3.175 | 360 | 67 |
| Diritti di brevetto | 18.768 | 3.241 | 17.549 | 3.439 | (198) |
| Licenze, marchi e diritti simili | 134.598 | 92.300 | 133.234 | 98.682 | (6.382) |
| Differenza di consolidamento | 351.006 | 324.561 | 289.567 | 281.647 | 42.914 |
| Altre voci | 7.862 | 2.531 | 6.042 | 2.094 | 437 |
| **Totale** | **535.180** | **435.176** | **453.973** | **386.551** | **48.625** |

Le immobilizzazioni immateriali sono aumentate di M/Euro 48.625 a causa soprattutto dell'incremento delle voci "Differenze di consolidamento" e "Spese di impianto ed ampliamento".

I costi di impianto e ampliamento sono aumentati di M/Euro 11.787 a causa soprattutto della capitalizzazione degli oneri sostenuti per l'ammissione alla quotazione presso la Borsa di Milano per l'importo, al lordo degli ammortamenti, di M/Euro 14.675. Tali oneri includono i costi relativi alla predisposizione del prospetto informativo e delle altre competenze, collegate all'operazione tra cui i costi finanziari di collocamento, i costi per la comunicazione e l'informativa di mercato.

Le differenze di consolidamento aumentano di M/Euro 42.914 rispetto al 31.12.2000, per effetto prevalentemente della differenza emersa in seguito all'acquisizione del Gruppo Kenwood che ammonta a M/Euro 60.192 e da ammortamenti per M/Euro 17.917; la differenza di consolidamento deriva dal confronto tra il prezzo di acquisto ed il patrimonio netto al momento di acquisizione, rettificato per tenere conto di oneri di ristrutturazione, oltre che dell'avviamento già iscritto nel bilancio del Gruppo Kenwood.

Le differenze di consolidamento relative alle acquisizioni effettuate a dicembre 2000 risultano confermate da valutazioni predisposte, secondo la metodologia reddituale, da esperti indipendenti. Tali valutazioni sono state sostanzialmente confortate da un aggiornamento effettuato a marzo 2002 da parte di un professionista indipendente.
Non essendo ancora disponibili le perizie di stima necessarie per l'attribuzione puntuale, le differenze di consolidamento, emerse per le acquisizioni perfezionatesi nei primi mesi del 2001, sono state allocate temporaneamente alla voce delle immobilizzazioni immateriali "Differenza di consolidamento".
Tali differenze sono state ammortizzate sulla base di un periodo di vita utile di 20 anni, periodo ritenuto rappresentativo della vita utile futura delle voci dell'attivo (principalmente marchi e fabbricati) alle quali le predette differenze saranno ragionevolmente attribuite.

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2001 nelle principali voci delle immobilizzazioni immateriali:

| | Spese di Impianto e ampliamento | Costi di ricerca e Sviluppo | Diritti di brevetto | Licenze, marchi e diritti simili | Diff. di consolidam. | Altre | Totale |
|---|---|---|---|---|---|---|---|
| Saldo iniziale netto | 329 | 360 | 3.439 | 98.682 | 281.647 | 2.094 | 386.551 |
| Variazione area di consolidamento | | | | 103 | 60.192 | 14 | 60.309 |
| Incrementi | 14.906 | 463 | 1.807 | 453 | 621 | 1.248 | 19.498 |
| Decrementi | | | (2) | | | (10) | (12) |
| Ammortamenti | (3.119) | (393) | (1.417) | (7.511) | (17.917) | (970) | (31.327) |
| Differenze di conversione e Altri movimenti | | (3) | (586) | 573 | 18 | 155 | 157 |
| **Saldo finale netto** | **12.116** | **427** | **3.241** | **92.300** | **324.561** | **2.531** | **435.176** |

II- IMMOBILIZZAZIONI MATERIALI

Le immobilizzazioni materiali sono così dettagliate:

| | 31.12.2001 | | 31.12.2000 | | |
|---|---|---|---|---|---|
| | **Lordo** | **Netto** | **Lordo** | **Netto** | **Variazioni** |
| Terreni e fabbricati | 132.413 | 95.504 | 123.256 | 91.096 | 4.408 |
| Impianti e macchinari | 235.239 | 62.567 | 189.829 | 58.743 | 3.824 |
| Attrezzature industriali | 112.703 | 24.840 | 90.144 | 20.770 | 4.070 |
| Altri beni | 31.033 | 8.411 | 21.704 | 5.837 | 2.574 |
| Immobilizzazioni e acconti | 2.369 | 2.369 | 1.264 | 1.264 | 1.105 |
| **Totale** | **513.757** | **193.691** | **426.197** | **177.710** | **15.981** |

L'incremento di M/Euro 15.981 è la risultante soprattutto della variazione dell'area di consolidamento conseguente l'acquisizione di Kenwood, che incide per circa Euro 20 milioni, di acquisti effettuati nell'esercizio per Euro 35,9 milioni e delle quote di ammortamento calcolate nell'esercizio per Euro 38,4 milioni.

La voce include beni acquisiti in locazione finanziaria, così dettagliati (valori al netto del fondo ammortamento):

| | **2001** | **2000** | **Variazione** |
|---|---|---|---|
| Fabbricati | 6.549 | 6.795 | (246) |
| Impianti e Attrezzature | 7.877 | 9.240 | (1.363) |
| Altri beni | 187 | 144 | 43 |
| **Totale** | **14.613** | **16.179** | **(1.566)** |

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2001 nelle principali voci delle immobilizzazioni materiali:

| | Terreni e fabbricati | Impianti e macchinari | Attrezzature industriali e commerciali | Altri beni | Immobilizz. in corso e acconti | Totale |
|---|---|---|---|---|---|---|
| Saldo iniziale netto | 91.096 | 58.743 | 20.770 | 5.837 | 1.264 | 177.710 |
| Variazione area di consolidamento | 2.764 | 9.649 | 5.289 | 1.562 | 616 | 19.880 |
| Incrementi | 4.793 | 11.905 | 13.551 | 4.180 | 1.472 | 35.901 |
| Decrementi | (3) | (1.513) | (1.130) | (385) | (237) | (3.268) |
| Ammortamenti | (3.953) | (17.893) | (13.586) | (2.978) | | (38.410) |
| Diff. Di conversione e altri movimenti | 807 | 1.676 | (54) | 195 | (746) | 1.878 |
| Saldo finale netto | **95.504** | **62.567** | **24.840** | **8.411** | **2.369** | 193.691 |

III- IMMOBILIZZAZIONI FINANZIARIE

**1- Partecipazioni**

Il dettaglio delle partecipazioni non consolidate con il metodo integrale è il seguente:

| | **Valore di carico** |
|---|---|
| **Società controllate:** | |
| Clim.Re SA | 1.245 |
| | |
| **Società collegate:** | |
| Omas S.r.l. | 1.171 |
| Effegici S.r.l. | 71 |
| Parex Industries Ltd. | 0 |
| Fiduciaria Comitalia | 3.142 |
| **Totale collegate** | **4.384** |
| | |
| **Altre imprese** | **162** |
| | |
| **Totale** | **5.791** |

La società controllata Clim.Re SA, che svolge limitata attività di servizi assicurativi a favore di alcune società del Gruppo, è stata esclusa dal consolidamento integrale in quanto svolge attività eterogenea rispetto a quella del Gruppo ed è stata consolidata con il metodo del patrimonio netto, al pari delle altre società collegate.

La partecipazione detenuta tramite fiduciaria Comitalia è relativa ad una società che produce prevalentemente prodotti finiti per conto del Gruppo; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs 127/91), di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o ad imprese del Gruppo.

Allo scopo di acquisire un maggiore controllo e sicurezza su un mercato strategico quale l'Oceania, all'inizio di maggio è stato perfezionato l'acquisto del 49% della partecipazione nella società Parex Industries Ltd., che svolge attività di distribuzione dei prodotti del Gruppo De' Longhi nei mercati di Nuova Zelanda ed Australia. In tale contesto è stata incassata una parte rilevante dei crediti vantati verso il distributore, per l'importo di NZD 13,8 milioni, ed è stato concesso, per facilitare il perfezionamento dell'operazione, un finanziamento fruttifero di pari importo garantito dalle attività della società.

A fine dicembre 2001 è stata venduta a De' Longhi Soparfi SA la partecipazione in Liguria Vita S.p.A. al prezzo di M/Euro 3.099 con il realizzo di una plusvalenza di M/Euro 1.313. Tale prezzo è stato interamente incassato.

**2- Crediti**
L'importo si riferisce a:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Crediti verso imprese collegate | 6.196 | - | 6.196 |
| Crediti verso altri | | | |
| - entro 12 mesi | 874 | 963 | (89) |
| - oltre 12 mesi | 2.932 | 3.313 | (381) |
| **Totale** | **10.002** | **4.276** | **5.726** |

I crediti verso imprese collegate sono relativi principalmente al credito verso la società Parex Industries Ltd.; tale finanziamento che matura interessi a tassi di mercato sarà rimborsato in rate mensili entro il 31/03/2005 (rif. al paragrafo precedente).

## C) ATTIVO CIRCOLANTE

I- RIMANENZE
La voce rimanenze di magazzino, esposta al netto del fondo svalutazione magazzino, è così dettagliata:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Materie prime | 62.111 | 67.661 | (5.550) |
| Prodotti in corso di lavorazione | 23.441 | 21.296 | 2.145 |
| Prodotti finiti | 149.294 | 102.411 | 46.883 |
| **Totale** | **234.846** | **191.368** | **43.478** |

L'importo delle rimanenze è rettificato da un fondo svalutazione magazzino di M/Euro 7.771 (4.235 M/Euro per il 2000) per i prodotti e le materie prime che presentano bassa rotazione o obsolescenza e considerati non più strategici per il Gruppo.
L'incremento delle rimanenze è soprattutto dovuto al consolidamento di Kenwood che incide per circa M/Euro 45.000; considerando un perimetro di consolidamento omogeneo con l'anno 2000 il valore delle rimanenze diminuisce di M/Euro 1.571 , pur in presenza di un incremento di attività, per effetto delle azioni intraprese durante il 2002 per la riduzione del capitale circolante.

Rileviamo, inoltre, che la valutazione delle rimanenze di magazzino sulla base del costo corrente non evidenzierebbe differenze significative.

## II – CREDITI

Il saldo è così composto:

### 1- Crediti verso clienti

I crediti verso clienti sono esposti al netto di un fondo svalutazione crediti pari a M/Euro 11.703, che rappresenta la stima ragionevole del rischio prevedibile alla data di redazione del bilancio ed è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia.

I movimenti del fondo svalutazione crediti sono riepilogati nella tabella che segue:

| | 2000 | Variazione area consolidamento | Incremento | Decremento | Diff. di conv. | 2001 |
|---|---|---|---|---|---|---|
| Fondo svalut. crediti | 5.902 | 2.019 | 6.222 | (2.484) | 44 | 11.703 |

L'incremento dei crediti verso la clientela deriva, principalmente, dalla variazione dell'area di consolidamento, il cui effetto è pari a circa M/Euro 61.440; la variazione, considerando un'area di consolidamento omogenea con il 2000, evidenzia un miglioramento nei termini di incasso considerando l'incremento di attività intervenute nel 2001 rispetto al medesimo periodo del 2000.

La Capogruppo ha ricevuto garanzie da clienti (fideiussioni soprattutto) per M/Euro 631 a copertura di transazioni commerciali.

### 3- Crediti verso imprese collegate

L'importo è relativo ai crediti commerciali nei confronti della società collegata Omas S.r.l. per M/Euro 745 e nei confronti della società collegata Parex Industries Limited per M/Euro 6.283.

### 4- Crediti verso imprese controllanti

Il dettaglio dei crediti verso imprese controllanti è il seguente:

| | **2001** | **2000** | **Variazione** |
|---|---|---|---|
| De' Longhi Soparfi | 3.770 | 14.652 | (10.882) |
| De' Longhi Holding | 22 | 22 | 0 |
| **Totale** | **3.792** | **14.674** | **(10.882)** |

Il credito verso la società controllante De' Longhi Soparfi SA in essere al 31 dicembre 2000 è stato incassato nel corso del 2001 per l'importo di circa 13.981 M/Euro. L'importo iscritto in bilancio al 31 dicembre 2001 è relativo principalmente alla cessione della partecipazione in Liguria Vita S.p.A.. Detto importo è stato interamente incassato.

**5- Crediti verso altri**

Il dettaglio della voce "Crediti verso altri" include:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Crediti verso Erario | 36.384 | 29.488 | 6.896 |
| Crediti per imposte anticipate | 27.772 | 18.736 | 9.036 |
| Anticipi al personale e altri crediti | 3.945 | 9.457 | (5.512) |
| Anticipi a fornitori | 3.890 | 1.778 | 2.112 |
| **Totale crediti verso altri** | **71.991** | **59.459** | **12.532** |

La voce è aumentata di M/Euro 12.532 principalmente per l'incremento dei crediti verso l'Erario, per M/Euro 6.896, e per imposte anticipate, per M/Euro 9.036.

La voce "Crediti verso Erario" include prevalentemente crediti per imposte dirette per M/Euro 10.044 e per imposte indirette per M/Euro 23.714; l'incremento della voce è la risultante di maggiori crediti per versamenti di acconti di imposte dirette per M/Euro 6.900 e della diminuzione di crediti per imposte indirette per M/Euro 2.600 per il recupero del credito IVA ottenuto mediante la liquidazione di Gruppo ai sensi del DM 13/12/79 Art. 1 e seguenti. L'utilizzo della liquidazione IVA di Gruppo consentirà inoltre di ridurre ulteriormente il credito durante il 2002.

La voce "Crediti per imposte anticipate" è riferita all'iscrizione delle imposte anticipate calcolate sulle differenze temporanee emergenti tra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali ed inoltre alle imposte anticipate derivanti da perdite riportabili ai fini fiscali.

Il saldo patrimoniale per imposte anticipate al 31 dicembre 2001 è così dettagliato:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| - differenze temporanee (fondi tassati, etc.) | 14.673 | 10.509 | 4.164 |
| - rettifiche di consolidamento | 13.099 | 8.228 | 4.871 |
| **Totale** | **27.772** | **18.737** | **9.035** |

L'importo include anche l'iscrizione di imposte anticipate derivanti dal consolidamento del Gruppo Kenwood che ha comportato, al momento dell'acquisizione, la necessità di rettificare il patrimonio netto per tenere conto del rischio relativo ad alcune passività potenziali, iscritte nella voce del passivo "Fondi rischi futuri" e di alcune attività non espresse.

Il credito per imposte anticipate non include l'importo di M/Euro 11.500 relativo al beneficio derivante dalle perdite riportabili di alcune società del Gruppo che prudenzialmente non sono state considerate in quanto non esiste al momento attuale la ragionevole certezza della loro recuperabilità.

**III- Attività finanziarie che non costituiscono immobilizzazioni**

La voce è composta da titoli obbligazionari e di debito pubblico e partecipazioni azionarie, acquistati per impiego di eccedenze di liquidità.

**IV- Disponibilità liquide**
La voce è costituita da eccedenze nei c/c di corrispondenza intrattenuti con gli Istituti di Credito e da assegni bancari ricevuti da parte di alcune filiali estere ma non versati entro il 31 dicembre 2001 nei c/c bancari, costituiti prevalentemente da incassi da clienti ricevuti a fine anno.

**D) RATEI E RISCONTI**
Il dettaglio è il seguente:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Ratei attivi: | | | |
| Proventi finanziari | 9.144 | 9.974 | (830) |
| Risconti attivi: | | | |
| Costi pubblicità e assicurazione | 947 | 628 | 319 |
| Oneri finanziari | 2.587 | 929 | 1.658 |
| Altro | 4.181 | 676 | 3.505 |
| *Totale* | *7.715* | *2.233* | *5.482* |
| **Totale ratei e risconti** | **16.859** | **12.207** | **4.652** |

I ratei attivi sono relativi principalmente a proventi su contratti di copertura tassi e cambi.

Per quanto riguarda i risconti attivi, la voce "Oneri finanziari" è relativa soprattutto alla commissione una tantum corrisposta in occasione dell'emissione del prestito obbligazionario e agli oneri derivanti da contratti di copertura del rischio di cambio.
La voce "Altro" è riferita prevalentemente ad operazioni di smobilizzo magazzino effettuate da alcune società estere nel corso del 2001.

## COMMENTI ALLE PRINCIPALI VOCI DEL PASSIVO

### A) PATRIMONIO NETTO

La movimentazione delle voci componenti il patrimonio netto è stata fornita negli schemi di bilancio; di seguito vengono commentate le principali voci e le variazioni.

### I- CAPITALE SOCIALE

La voce si è incrementata per:

- Aumento di capitale sociale a pagamento deliberato il 18 aprile 2001 per l'importo di M/Euro 129.417 interamente versato. La medesima assemblea ha altresì deliberato la conversione del capitale in Euro ed il raggruppamento delle azioni emesse mediante l'aumento del loro valore nominale a Euro 3;
- Aumento del capitale sociale per effetto dell'Offerta Pubblica di Sottoscrizione in occasione della quotazione sul mercato telematico di Milano del 23/07/01. L'operazione è consistita in un'offerta di sottoscrizione di n. 37.500.000 azioni ordinarie di De' Longhi S.p.A. al valore di Euro 3,4 cadauna indirizzate al pubblico indistinto in Italia per n. 11.055.000 azioni ed un contestuale collocamento privato riservato ad investitori professionali in Italia ed a investitori istituzionali all'estero per n. 26.445.000 azioni, per un controvalore complessivo di Euro 127,5 milioni. In seguito all'Offerta Pubblica di Sottoscrizione il capitale sociale della De' Longhi S.p.A. è costituito da n. 149.500.000 azioni dal valore nominale di Euro 3 per un totale di Euro 448,5 milioni.

### II – RISERVA SOVRAPPREZZO AZIONI

A seguito della sopracitata Offerta Pubblica di Sottoscrizione è stata costituita una Riserva per sovrapprezzo azioni pari a M/Euro 15.000.

### IV- RISERVA LEGALE

Al 31 dicembre 2000 tale voce risultava pari a M/Euro 2.358. L'incremento pari a M/Euro 896 rispetto al 2000 è dovuto alla destinazione dell'utile d'esercizio 2000, come da delibera dell'Assemblea degli azionisti del 18 aprile 2001.

### VII - ALTRE RISERVE

**Riserva straordinaria**

La Riserva straordinaria ammonta a M/Euro 34.588; l'incremento di M/Euro 16.904 rispetto al 31 dicembre 2000 è la risultante della destinazione dell'utile dell'esercizio 2000 della Capogruppo.

Nel 2000 il Gruppo ha effettuato il riallineamento dei valori riconosciuti fiscalmente di alcune categorie di immobilizzazioni rispetto ai maggiori valori civilistici esposti in bilancio; come previsto dalla normativa di riferimento è stato posto un vincolo fiscale alla voce di patrimonio netto "Riserva straordinaria" per M/Euro 17.560, alla voce di bilancio "Riserva legale" per M/Euro 2.324 e alla voce "Capitale sociale" per M/Euro 99.934, per un importo complessivo di M/Euro 119.818.

### VIII- Utili (perdite) portati a nuovo

La voce include gli utili riportati delle società consolidate e gli effetti delle rettifiche di adeguamento dei principi contabili e di consolidamento.

**X- Patrimonio Netto di terzi**
Il patrimonio netto di terzi è pari a M/Euro 291. Le quote di partecipazioni detenute da terzi e il relativo valore di patrimonio netto e di risultato d'esercizio sono riepilogate di seguito:

| Società | % di minoranza | Patrimonio netto | Risultato d'esercizio |
|---|---|---|---|
| E-Services S.r.l. | 49% | 162 | 124 |
| Sile Corpi Scaldanti S.r.l. | 8,33% | 119 | 41 |
| Climaveneta Gmbh | 30% | 10 | 49 |
| **Totale** | | **291** | **214** |

Il prospetto di raccordo tra il patrimonio netto e risultato d'esercizio della Capogruppo De' Longhi S.p.A. ed il patrimonio netto ed il risultato d'esercizio consolidati è riepilogato di seguito:

| | Patrimonio Netto 2001 | Patrimonio Netto 2000 | Utile d'esercizio 2001 | Utile d'esercizio 2000 |
|---|---|---|---|---|
| **Bilancio d'esercizio della Capogruppo** | **507.482** | **244.425** | **6.140** | **17.801** |
| Differenza tra Patrimonio Netto partecipate e valore di carico delle partecipazioni, risultati di periodo delle società consolidate, movimenti dell'area consolidamento e storno dividendi | 13.073 | (35) | 17.667 | 2.898 |
| Eliminazione profitti intragruppo | (27.711) | (29.352) | (2.276) | (10.970) |
| Altre rettifiche | 31.957 | 27.072 | 4.790 | 4.722 |
| **Patrimonio Netto di pertinenza del gruppo** | **524.801** | **242.110** | **26.321** | **14.451** |
| Quota di pertinenza terzi | 291 | 329 | 214 | 105 |
| **Bilancio consolidato** | **525.092** | **242.439** | **26.535** | **14.556** |

**B) FONDI PER RISCHI E ONERI**

**1- Fondi di trattamento quiescenza agenti e obblighi simili**
La voce include il "Fondo indennità suppletiva di clientela" che accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento delle indennità di fine rapporto che, al ricorrere delle condizioni di cui all'art. 1751 c.c., così come applicato dagli Accordi Economici collettivi in vigore, debbono essere corrisposte agli agenti.

Il movimento del fondo è stato il seguente:

| | 2000 | Utilizzo | Acc.to | Var. area consolid. | Diff.di conv.ne | 2001 |
|---|---|---|---|---|---|---|
| Fondo ind. Suppl. di clientela | 3.308 | (302) | 782 | 640 | 6 | 4.434 |

**3- Altri fondi**
L'incremento di M/Euro 21.138 è dovuto soprattutto alla variazione dell'area di consolidamento. Il dettaglio è il seguente:

| | 2000 | Utilizzi | Acc. | Var. area consolidamento, altro (*) | Diff. di conv.ne | 2001 |
|---|---|---|---|---|---|---|
| Fondo garanzia prodotti | 1.232 | (113) | 596 | 863 | 9 | 2.587 |
| Fondo oscillazione cambi | 0 | 0 | 94 | 0 | 0 | 94 |
| Fondo resi | 678 | 0 | 182 | 714 | (4) | 1.570 |
| Fondo svalutazione partecipazioni | 0 | 0 | 645 | 0 | 0 | 645 |
| Fondo rischi futuri | 5.397 | (3.299) | 1.641 | 14.854 | 3 | 18.596 |
| Altri fondi | 671 | (1.385) | 2.653 | 3.796 | (111) | 5.624 |
| **Totale** | **7.978** | **(4.797)** | **5.811** | **20.227** | **(103)** | **29.116** |

(*) Trattasi principalmente di riclassifiche da altre voci patrimoniali.

Il fondo garanzia prodotti è stato stanziato sulla base di una stima prudenziale dei costi stimati per interventi in garanzia per le vendite effettuate al 31 dicembre 2001.

Il fondo svalutazione partecipazioni è relativo alla partecipazione nella società collegata Parex Industries Ltd.

Il fondo rischi futuri si incrementa, rispetto al 31 dicembre 2000, di M/Euro 13.199 per effetto soprattutto dello stanziamento derivante dal consolidamento di Kenwood che ha comportato, al momento dell'acquisizione, la necessità di rettificare il patrimonio netto di acquisizione per tener conto dei rischi relativi ad alcune passività potenziali per l'importo di M/Euro 13.388 e di alcune attività non espresse (classificate nella voce dell'attivo circolante crediti verso altri).

Il fondo include inoltre accantonamenti prudenziali per rischi di varia natura che potrebbero determinare l'emergere di passività potenziali; in particolare gli accantonamenti prudenziali effettuati sono relativi, per l'importo di M/Euro 1.084 al rischio di passività che potrebbero sorgere in seguito ad alcuni reclami per prodotti sul mercato americano (limitatamente alla franchigia assicurativa a carico della Capogruppo). L'importo si è ridotto rispetto al 2000 per la definizione di alcune cause. Esistono inoltre alcuni contenziosi con terzi, per alcuni dei quali gli importi richiesti sono rilevanti; a tale riguardo si precisa che , supportati da diversi pareri, si ritiene che non sussistano i requisiti di un ragionevole rischio che l'evento si verifichi e che possa quindi influenzare materialmente la situazione patrimoniale della Società.

La Capogruppo e una società controllata, l'Elba S.p.A., hanno sottoscritto un accertamento con adesione con l'Ufficio delle Entrate di Treviso a fronte di processi verbali di constatazione da parte dell'Autorità Fiscale per gli esercizi dal 1995 al 1998. Tale accertamento ha comportato oneri per imposte (e sanzioni e interessi) pari a M/Euro 2.095 di cui M/Euro 2.032 iscritti nella voce "Oneri straordinari" del conto economico e M/Euro 63 iscritti nella voce "Oneri finanziari".

## C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO

La movimentazione intervenuta nell'esercizio, suddivisa per categoria, è così riassunta.

| | Dirigenti | Impiegati | Operai | Totale |
|---|---|---|---|---|
| | | | | |
| Saldo iniziale 01.01.01 | 1.774 | 6.111 | 11.495 | **19.380** |
| Accantonamento | 494 | 2.062 | 3.133 | **5.689** |
| Indennità liquidate | (568) | (1.750) | (3.065) | **(5.383)** |
| Var. area consolidamento e altre riclassifiche | 7 | 1.637 | (74) | **1.570** |
| **Saldo Finale 31.12.01** | **1.707** | **8.060** | **11.489** | **21.256** |

La ripartizione numerica per categoria è riepilogata nella seguente tabella (Organico del Gruppo al 31/12/01 e media 2001):

| | 31/12/2001 | Media 2001 | 31/12/2000 (*) | Media 2000 (*) |
|---|---|---|---|---|
| Operai | 3.454 | 3.609 | 2.747 | 2.754 |
| Impiegati | 1.650 | 1.652 | 1.057 | 1.058 |
| Dirigenti | 91 | 89 | 56 | 55 |
| **Totale** | **5.195** | **5.350** | **3.860** | **3.867** |

(*) I dati al 31/12/2000 non tengono conto dell'acquisizione del Gruppo Kenwood.

## D) DEBITI

**1-Obbligazioni**

L'importo iscritto in bilancio si riferisce al prestito obbligazionario quotato alla Borsa del Lussemburgo emesso dalla controllata De' Longhi Pinguino SA ad aprile 2000 per un importo di Euro 150 milioni, scadente nel 2003, che matura interessi con cedola annuale del 5,625%. Tale prestito non è coperto da garanzie.

**2- Debiti verso banche**
La voce debiti verso banche è così analizzata:

| | Entro un anno | Da uno a cinque | Oltre cinque | Saldo 31/12/01 | Saldo 31/12/00 | Variazione |
|---|---|---|---|---|---|---|
| Conti correnti | 4.635 | | | 4.635 | 6.957 | (2.322) |
| Finanziamenti B/T in Lire o valuta | 144.774 | | | 144.774 | 89.747 | 55.027 |
| Finanziamenti su portafoglio effetti | 2.533 | | | 2.533 | 28.814 | (26.281) |
| Finanziamenti su anticipi fatture | 6.066 | | | 6.066 | - | 6.066 |
| Finanziamenti a lungo, quota a breve | 16.418 | | | 16.418 | 31.642 | (15.224) |
| **Totale debiti verso banche a breve** | | | | **174.426** | **157.160** | 17.266 |
| Finanziamenti a lungo | | 198.394 | 2.328 | 200.722 | 118.115 | 82.607 |
| **Totale debiti verso banche** | **174.426** | **198.394** | **2.328** | **375.148** | **275.275** | **99.873** |

Una parte dei debiti verso banche, per l'importo di M/Euro 20.000, è assistita da ipoteche su beni materiali per l'importo di M/Euro 37.020.

Esiste inoltre un pegno sulle azioni della società Kenwood Appliances Plc a garanzia del finanziamento concesso da un pool di banche a De'Longhi per l'acquisizione del Gruppo Kenwood.

Per una migliore comprensione delle variazioni intervenute nella posizione finanziaria netta di Gruppo si rimanda al prospetto riepilogativo riportato nella relazione sulla gestione ed al rendiconto finanziario

**4- Debiti verso altri finanziatori**
L'importo è composto prevalentemente dal debito per la contabilizzazione dei contratti di leasing con il metodo finanziario e da un anticipo ricevuto da società di factoring per una cessione di crediti pro solvendo.

**5- Acconti**
Sono relativi ad acconti per fornitura e garanzia ricevuti da clienti.

**6- Debiti verso fornitori**
Il saldo rappresenta il debito del Gruppo, nei confronti di terzi, per forniture di beni e servizi; l'aumento rispetto al 2000 di M/Euro 61.328 è dovuto soprattutto alle variazioni dell'area di consolidamento.

**8- Debiti verso imprese controllate**
La voce è relativa al finanziamento oneroso concesso dalla controllata Clim.Re SA, società non consolidata con il metodo integrale.

**9- Debiti verso imprese collegate**
La voce riguarda i debiti commerciali verso la società Omas S.r.l.

**10- Debiti verso imprese controllanti**
L'importo include M/Euro 147 relativi al debito per interessi dovuti a De' Longhi Soparfi SA, per finanziamenti estinti nel corso dell'esercizio. La voce include inoltre debiti verso De' Longhi Holding per M/Euro 11.
L'importo iscritto nel 2000 relativo al debito non oneroso verso De' Longhi Soparfi SA per l'acquisizione delle partecipazioni effettuata a fine dicembre 2000, è stato interamente pagato nel corso del 2001.

**11- Debiti tributari**
Il dettaglio è il seguente:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Debito per Imposte dirette | 33.615 | 31.753 | 1.862 |
| Debito per Imposte indirette | 7.090 | 2.792 | 4.298 |
| Debito per ritenute da versare | 2.883 | 3.377 | (494) |
| Debito per altre imposte | 445 | 454 | (9) |
| **Totale Debiti Tributari** | **44.033** | **38.376** | **5.657** |

La voce debiti tributari aumenta di M/Euro 5.657, principalmente per un incremento del debito per imposte indirette, in capo ad alcune società estere per M/Euro 4.298.
Il debito per imposte dirette aumenta di M/Euro 1.862 come risultante dalla variazione dell'area di consolidamento e della diminuzione relativa al pagamento della prima rata dell'imposta sostitutiva relativa al riallineamento dei valori fiscali rispetto ai maggiori valori civilistici effettuato nel 2000 dalla capogruppo per M/Euro 7.588.

**12- Debiti verso Istituti di Previdenza**
L'importo include debiti verso Istituti di Previdenza Sociale per l'importo di M/Euro 5.039, verso Inail per M/Euro 152 e verso altri istituti per M/Euro 1.234.

**13- Altri debiti**
La voce è così dettagliata:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Verso il personale | 17.733 | 14.632 | 3.101 |
| Terzi per acquisto partecipazioni | - | 47.300 | (47.300) |
| Altri | 9.864 | 5.473 | 4.391 |
| **Totale Altri Debiti** | **27.597** | **67.405** | **(39.808)** |

La voce debiti verso personale include i debiti per competenze maturate ma non liquidate alla data di bilancio

La voce "Terzi per acquisto partecipazioni" includeva nel 2000 il debito residuo non oneroso per l'acquisizione dalla società Xarroco Marketing Investments Ltda, della partecipazione in DL Radiators S.p.A.; l'importo è stato interamente pagato nel corso del 2001.

**E) RATEI E RISCONTI PASSIVI**

Il dettaglio è così specificato:

| Ratei passivi: | 2001 | 2000 | Variazione |
|---|---|---|---|
| Oneri per operazioni di copertura tassi | 4.280 | 3.583 | 697 |
| Interessi su Prestito obbligazionario | 5.710 | 5.710 | 0 |
| Altri ratei passivi | 3.221 | 2.851 | 370 |
| *Totale Ratei Passivi* | *13.211* | *12.144* | *1.067* |
| Risconti Passivi: | | | |
| *Totale risconti passivi* | *3.886* | *2.509* | *1.377* |
| **Totale Ratei e Risconti passivi** | **17.097** | **14.653** | **2.444** |

Gli oneri per operazioni di copertura tassi sono riferiti ai contratti a termine posti in essere per la copertura del rischio di cambio.

Gli interessi su prestito obbligazionario sono relativi agli oneri finanziari sul prestito obbligazionario emesso da De' Longhi Pinguino SA (per maggiori informazioni si rimanda alla sezione "Debiti per obbligazioni").

**Strumenti finanziari di copertura e derivati**

Il Gruppo, allo scopo di ridurre i rischi finanziari derivanti dalle oscillazioni dei rapporti di cambio e dei tassi d'interesse derivanti da operazioni commerciali e finanziarie di rilevanza internazionale, ha posto in essere contratti di copertura nei limiti definiti dalle esigenze della gestione caratteristica. Gli importi nominali delle operazioni in strumenti derivati (al netto delle eventuali operazioni che si compensano) in essere al 31 dicembre 2001 sono i seguenti:

**Strumenti derivati in cambi:**

| | | |
|---|---|---|
| vendita di USD contro EUR | USD | 62.000.000 |
| vendita di GBP contro EUR | GBP | 64.500.000 |
| vendita di JPY contro EUR | JPY | 2.700.000.000 |
| vendita di CAD contro EUR | CAD | 10.500.000 |
| vendita di NZD contro EUR | NZD | 14.277.360 |
| acquisto di USD contro GBP | USD | 26.000.000 |

**Strumenti derivati in tassi d'interesse:** rappresentano strumenti finanziari che la società utilizza allo scopo di fissare anticipatamente un costo massimo (in termini di tasso interbancario, che costituisce il benchmark di riferimento per l'indebitamento di Gruppo) per una parte del proprio indebitamento finanziario. Questi strumenti hanno tradizionalmente durata pluriennale e possono anche essere "agganciati" a specifiche operazioni di raccolta sui mercati dei capitali.
In particolare, del totale in essere al 31 dicembre 2001, EUR 150 milioni sono da porsi in relazione all'emissione di un prestito obbligazionario sull'Euromercato da parte di De' Longhi Pinguino SA nell'aprile 2000, con scadenza aprile 2003.
Si segnala che l'attività di gestione centralizzata, per quel che concerne anche la gestione dei rischi di cambio e dei tassi di interesse, verrà trasferita nel corso del 2002 dalla capogruppo ad un'altra società del gruppo che sarà esclusivamente dedicata a tale attività.

CONTI D'ORDINE

Il dettaglio è il seguente:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Beni presso terzi | - | 1.244 | (1.244) |
| Altri impegni | 1.746 | 884 | 862 |
| Garanzie prestate a favore di parti correlate | 1.236 | 3.976 | (2.740) |
| Garanzie prestate a favore di terzi | 9.075 | 6.422 | 2.653 |
| **Totale** | **12.057** | **12.526** | **(469)** |

La voce "Garanzie prestate a favore di parti correlate" include principalmente garanzie rilasciate da De' Longhi S.p.A. a favore di Immobiliare Findomestic S.r.l., a fronte di un preesistente contratto di leasing immobiliare da quest'ultima sottoscritto con la Basileasing S.p.A..

La voce "Garanzie prestate a favore di terzi" include:

- garanzie prestate dalla società controllata De' Longhi America Inc. a fronte del contratto di affitto a lungo termine, sottoscritto nel 1999 e scadente nel 2006 per l'importo di 6.016 M/Euro;
- altre garanzie prestate a favore di terzi per importi minori, rilasciate prevalentemente dalle società controllate Climaveneta S.p.A. e dalla Climaveneta Deutschland Gmbh.

## COMMENTI ALLE PRINCIPALI VOCI DEL CONTO ECONOMICO

Il confronto con i dati del 2000 non è omogeneo in quanto l'area di consolidamento, come descritto in premessa, è variata in maniera significativa.
I dati del 2000 infatti non includono né le società acquisite a Dicembre 2000 né il Gruppo Kenwood. Per un confronto dell'andamento della redditività si rimanda quindi alla relazione sulla gestione che include un confronto su dati proforma omogenei.

### A) VALORE DELLA PRODUZIONE

I ricavi, comprensivi dei ricavi delle vendite e delle prestazioni e di altri ricavi, sono così analizzati:

**Ricavi per area geografica:**

| | 2001 | % | 2000 | % |
|---|---|---|---|---|
| Italia | 322.100 | 26,9 | 231.928 | 35,9 |
| Stati Uniti, Canada e Messico | 150.500 | 12,6 | 102.775 | 15,9 |
| Giappone | 62.300 | 5,2 | 53.195 | 8,2 |
| Gran Bretagna | 178.400 | 14,9 | 50.613 | 7,8 |
| Altri Europa | 319.600 | 26,7 | 158.551 | 24,6 |
| Resto del Mondo | 165.032 | 13,8 | 48.520 | 7,5 |
| **Totale** | **1.197.932** | **100** | **645.582** | **100** |

**Ricavi per linee prodotto:**

| | 2001 | % | 2000 | % |
|---|---|---|---|---|
| Cottura e preparazione cibi | 503.200 | 42,0 | 208.132 | 32,2 |
| Riscaldamento | 246.200 | 20,6 | 168.365 | 26,1 |
| Condizionamento e trattamento aria | 256.500 | 21,4 | 165.266 | 25,6 |
| Pulizia casa e stiro | 144.500 | 12,1 | 69.205 | 10,7 |
| Altro | 47.532 | 4,0 | 34.614 | 5,4 |
| **Totale** | **1.197.932** | **100** | **645.582** | **100** |

**5- Altri ricavi**

La voce "Altri ricavi e proventi" è così composta:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Rimborsi trasporti | 8.434 | 4.690 | 3.744 |
| Diritti commerciali | 440 | 1.141 | (701) |
| Sopravvenienze attive | 7.362 | 3.131 | 4.231 |
| Rimborsi danni | 1.665 | 865 | 800 |
| Plusvalenze | 158 | 95 | 63 |
| Altri ricavi diversi | 1.930 | 4.060 | (2.130) |
| **Totale** | **19.989** | **13.982** | **6.007** |

I rimborsi trasporti includono i riaddebiti ai clienti delle spese di trasporto sostenute.
Le sopravvenienze attive sono relative prevalentemente a indennizzi ricevuti da Assicurazioni Generali per M/Euro 1.549, al credito d'imposta ai sensi della Legge 388/2000 per M/Euro 696 maturato a nostro favore in seguito all'incremento della base occupazionale e ai contributi in conto esercizio per M/Euro 841 relativi alla ricerca applicata ai sensi della Legge 46/82 nonché ad utilizzi di fondi precedentemente accantonati e non più ritenuti necessari

## B) COSTI DELLA PRODUZIONE

**6- Per materie prime, suss. e di merci**
Il dettaglio è il seguente:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Acquisti materie prime | 177.738 | 50.037 | 127.701 |
| Acquisti componentistica | 202.845 | 167.745 | 35.100 |
| Acquisti prodotti finiti | 205.573 | 88.973 | 116.600 |
| Altri acquisti diversi | 7.505 | 16.357 | (8.852) |
| **Totale** | **593.661** | **323.112** | **270.549** |

**7- Per servizi**
La voce "Servizi" è così dettagliata:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Pubblicità | 51.601 | 33.119 | 18.482 |
| Lavoro interinale | 3.364 | 2.373 | 991 |
| Lavorazioni esterne | 26.756 | 20.746 | 6.010 |
| Provvigioni | 24.539 | 14.437 | 10.102 |
| Trasporti | 48.189 | 27.629 | 20.560 |
| Assistenza tecnica | 8.035 | 7.547 | 488 |
| Spese viaggio e promozionali | 19.516 | 10.597 | 8.919 |
| Spese assicurative | 6.205 | 2.142 | 4.063 |
| Spese e contributi depositi | 9.474 | 5.821 | 3.653 |
| Consulenze | 11.144 | 6.162 | 4.982 |
| Forza motrice | 8.323 | 4.043 | 4.280 |
| Postelegrafoniche | 3.247 | 2.172 | 1.075 |
| Manutenzioni di terzi | 5.176 | 2.799 | 2.377 |
| Altri servizi diversi | 22.402 | 16.286 | 6.116 |
| **Totale** | **247.971** | **155.873** | **92.098** |

**10- Ammortamenti e svalutazioni**
Gli ammortamenti sono stati pari a M/Euro 69.737 e sono così dettagliati:

| | | |
|---|---|---|
| Ammortamento differenza di consolidamento | Euro | 17.917 |
| Ammortamento beni immateriali | Euro | 13.410 |
| Ammortamento beni materiali | Euro | 38.410 |
| **Totale** | **Euro** | **69.737** |

Per ulteriori dettagli si rinvia alle tabelle di movimentazione delle immobilizzazioni materiali ed immateriali.

**12- Accantonamenti per rischi**
Le voci includono prevalentemente gli accantonamenti al fondo rischi futuri, al fondo garanzia prodotti, al fondo indennità suppletiva clientela che sono stati commentati precedentemente nella sezione "Altri fondi".

**14- Oneri diversi della gestione**
Il dettaglio è il seguente:

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Sopravvenienze passive | 1.319 | 844 | 475 |
| Imposte e tasse diverse | 3.479 | 1.256 | 2.223 |
| Perdite su crediti | 433 | 162 | 271 |
| Altri oneri diversi | 3.857 | 2.150 | 1.707 |
| **Totale** | **9.088** | **4.412** | **4.676** |

## C) PROVENTI E ONERI FINANZIARI

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| Proventi da: | | | |
| - Plusvalenze da alienazioni | 1.314 | 2.583 | (1.269) |
| - Dividendi e Credito d'imposta | 63 | 1.797 | (1.734) |
| **Totali proventi da partecipazioni (a)** | **1.377** | **4.380** | **(3.003)** |

La plusvalenza realizzata nell'esercizio riguarda l'alienazione della partecipazione nella società controllata Liguria Vita S.p.A. (riferimento per maggiori dettagli nella sezione "Area di consolidamento").
La voce dividendi è relativa a crediti di imposta sui dividendi incassati da E-Services Srl.

| Altri proventi finanziari | 2001 | 2000 | Variazione |
|---|---|---|---|
| Proventi: | | | |
| - Verso imprese controllate | - | 35 | (35) |
| - Verso imprese collegate | 374 | - | 374 |
| - Verso imprese controllanti | - | 207 | (207) |
| - Verso altri: | | | |
| - verso banche | 2.002 | 4.162 | (2.160) |
| - differenze cambio e proventi su op.cop. | 32.090 | 23.882 | 8.208 |
| - proventi diversi | 1.071 | 1.832 | (761) |
| **Totale (b)** | **35.537** | **30.118** | **5.419** |

| Interessi e oneri finanziari | 2001 | 2000 | Variazione |
|---|---|---|---|
| Verso imprese controllate | 72 | 211 | (139) |
| Verso imprese controllanti | 147 | 3.430 | (3.283) |
| Verso altri: | | | 0 |
| - interessi su finanziamenti a M/L termine | 15.217 | 12.055 | 3.162 |
| - interessi su debiti v/banche | 13.691 | 2.281 | 11.410 |
| - interessi pass. su prestito obbligazionario | 8.437 | 5.710 | 2.727 |
| - differenze cambio e oneri su op.cop. | 23.833 | 19.984 | 3.849 |
| - oneri finanziari diversi | 14.023 | 6.724 | 7.299 |
| **Totale (c)** | **75.420** | **50.395** | **25.025** |

| | | | |
|---|---|---|---|
| **Totale Proventi (Oneri) finanziari (a + b - c)** | **(38.506)** | **(15.897)** | **22.609** |

Gli oneri diversi finanziari includono prevalentemente commissioni factoring, sconti finanziari e oneri bancari.

## D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE

La voce è relativa alla valutazione delle partecipazioni valutate con il metodo del patrimonio netto ed include la svalutazione della partecipazione della società collegata Parex Ind. Ltd. e la rivalutazione della partecipazione in Omas S.r.l..

## E) PROVENTI E ONERI STRAORDINARI

**20 – Proventi straordinari**
Il dettaglio è il seguente:

| | 2001 | 2000 |
|---|---|---|
| Plusvalenze da alienazioni | 547 | 152 |
| Storno risultato del periodo ante – acquisizione del gruppo Kenwood | 4.300 | - |
| Altri proventi | 1.668 | 1.714 |
| **Totale** | **6.515** | **1.866** |

La voce "storno del risultato di Kenwood ante acquisizione" è relativa al consolidamento integrale di Kenwood che ha determinato, come previsto dai principi contabili generalmente accettati, la classificazione della quota del risultato di competenza della precedente compagine societaria (periodo 1 gennaio – 28 febbraio 2001) nella gestione straordinaria, avendo il gruppo raggiunto il controllo a fine febbraio 2001. Pertanto il risultato include quello di Kenwood solo per dieci mesi.

**21 - Oneri straordinari**
Il dettaglio è il seguente:

| | 2001 | 2000 |
|---|---|---|
| Imposte e tasse di esercizi precedenti | 1.836 | - |
| Costi di ristrutturazione | 4.765 | - |
| Altri oneri straordinari | 5.652 | 12.161 |
| Totale | **12.253** | **12.161** |

Le imposte e tasse esercizi precedenti sono relative prevalentemente all'accertamento con adesione effettuato nel corso dell'esercizio 2001, che ha determinato l'iscrizione di oneri per imposte e sanzioni per l'importo di M/Euro 1.827.

La voce "Costi di ristrutturazione" è relativa soprattutto a:

- oneri di ristrutturazione sostenuti da Kenwood, soprattutto nei primi due mesi dell'esercizio per il completamento del piano di riorganizzazione e ai costi accessori connessi all'acquisizione effettuata da De' Longhi.
- chiusura del sito produttivo di Ariagel S.p.A. che ha comportato la cessazione della linea di produzione dello stabilimento di Candiolo (TO) e il contestuale trasferimento nell'ambito della struttura produttiva della Capogruppo De' Longhi S.p.A.. Tale operazione di ristrutturazione ha comportato una procedura di licenziamento collettivo del personale (ex L. 223/91 art. 4 e 24) facente parte le funzioni produttive e oneri per l'importo complessivo di M/Euro 1.301 per costi straordinari per indennità e accantonamenti vari.
- chiusura del sito produttivo di Dolo (VE) della società Simac-Vetrella S.p.A. con contestuale trasferimento della produzione presso l'altro stabilimento della società in Gorgo al Monticano (TV). Tale operazione di ristrutturazione ha comportato oneri straordinari per mobilità del personale per M/Euro 433.

La voce altri oneri straordinari include indennità per incentivazioni di fine rapporto pagate durante il 2001 e oneri di competenza di esercizi precedenti.

**22- Imposte dell'esercizio**
La voce è così composta:

| | 2001 | 2000 |
|---|---|---|
| Imposte correnti | 21.080 | 15.263 |
| Imposte differite (anticipate) | 1.994 | 6.140 |
| Totale | **23.074** | **21.403** |

**Rapporti patrimoniali ed economici con società controllanti, controllate non consolidate, collegate e correlate**
L'allegato n. 3 riporta le informazioni richieste dalle Comunicazioni CONSOB n. 97001574 del 20.2.97 e n. 98015375 del 27.2.98.

**Compensi amministratori e sindaci**
L'allegato n. 4 riporta le informazioni richieste dal Regolamento CONSOB (Delibera n. 11971 del 14.05.1999).

**Stock option attribuite agli amministratori**
L'allegato n. 5 riporta le informazioni richieste dal Regolamento CONSOB (Delibera n. 11971 del 14.05.1999).

**Eventi successivi**
Si rimanda a quanto contenuto nella relazione degli Amministratori sulla gestione.

Treviso, 27 marzo 2002

De' Longhi S.p.A.
L'Amministratore Delegato
Stefano Beraldo

# ***ALLEGATI***

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella Nota Integrativa, della quale costituiscono parte integrante.

Tali informazioni sono contenute nei seguenti allegati:

1. Elenco delle società consolidate
2. Prospetto dei beni rivalutati.
3. Rapporti patrimoniali ed economici con società controllanti, controllate e collegate, correlate.
4. Compensi corrisposti agli Amministratori ed ai Sindaci.
5. Stock-Option attribuite agli Amministratori.

# ELENCO DELLE SOCIETÀ INCLUSE NELL'AREA DI CONSOLIDAMENTO AL 31 DICEMBRE 2001

(include le partecipazioni superiori al dieci per cento come da Delibera CONSOB n. 11971 del 14/05/1999)

(Allegato n. 1 alla nota integrativa)

## Elenco delle società incluse nel consolidamento con il metodo integrale:

| Denominazione delle società | Sede legale | Valuta | Capitale sociale | Quota di partecipazione | |
|---|---|---|---|---|---|
| | | | | Diretta | Indiretta |
| ARIAGEL SPA | Candiolo (TO) | EUR | 765.000 | 100% | |
| LA SUPERCALOR SPA | Seregno (MI) | EUR | 520.000 | 100% | |
| SIMAC-VETRELLA SPA | Gorgo al Monticano (TV) | EUR | 365.000 | 100% | |
| DE' LONGHI PINGUINO SA | Luxembourg (L) | EUR | 26.500.000 | 100% | |
| DL RADIATORS SPA | Treviso | EUR | 5.000.000 | | 100% |
| DE' LONGHI AMERICA INC. | Saddle Brook (U.S.A.) | US$ | 9.100.000 | 100% | |
| DE' LONGHI LTD | Wellingborough (G.B.) | GBP | 4.000.000 | 100% | |
| DE' LONGHI FRANCE SARL | Asnieres Cedex(F) | EUR | 2.699.388 | 100% | |
| DE' LONGHI NEDERLAND BV | DB Leiden (NL) | EUR | 226.890 | 100% | |
| DE' LONGHI CANADA INC. | Mississauga (CAN) | CAD | 1 | 100% | |
| E- SERVICES SRL | Treviso | EUR | 50.000 | 51% | |
| DE' LONGHI JAPAN CORP | Tokyo (JAP) | JPY | 50.000.000 | | 100% |
| DE' LONGHI DEUTSCHLAND GMBH | Mainhausen (D) | EUR | 2.100.000 | | 100% |
| DL CLIMA POLSKA SP.ZO.O | Varsavia (P) | PLZ | 4.000 | | 100% |
| Società controllata tramite fiduciaria (1) | Norimberga (D) | EUR | 25.565 | | 100% |
| ELBA SPA | Treviso | EUR | 15.000.000 | | 100% |
| SILE CORPI SCALDANTI SRL | Fossalta di Piave (VE) | EUR | 93.600 | | 92% |
| CLIMAVENETA SPA | Bassano G. (VI) | EUR | 1.600.000 | | 100% |
| CLIMAVENETA GMBH | Norderstedt (D) | EUR | 306.775 | | 70% |
| KENWOOD APPLIANCES PLC | Havant (G.B) | GBP | 4.586.000 | | 100% |
| KENWOOD MARKS LIMITED | Havant (G.B) | GBP | 2 | | 100% |
| KENWOOD APPL. (HONG KONG) LTD | Hong Kong (Cina) | HK$ | 73.010.000 | | 100% |
| TRICOM INDUSTRIES CO. LTD | Hong Kong (Cina) | HK$ | 4.500.000 | | 100% |
| KENWOOD LTD | Havant (G.B) | GBP | 5.050.000 | | 100% |
| KENWOOD INTERNATIONAL LTD | Havant (G.B) | GBP | 20.000.000 | | 100% |
| ARIETE SPA | Prato (FI) | EUR | 8.272.000 | | 100% |
| KENWOOD APPL. (SINGAPORE) LTD | Singapore | SG$ | 500.000 | | 100% |
| KENWOOD APPL. (MALAYSIA) LTD | Petaling Jaya (Malaysia) | MYR | 3 | | 100% |
| KENWWOD MANUFACTURING GMBH | Wr Neudorf (A) | EUR | 36.337 | | 100% |
| KENWOOD HOME APPL. PTY LTD | Blumberg Str. (Sud Africa | ZAR | 40.000 | | 100% |

(1) Trattasi di società detenuta tramite fiduciaria che svolge attività di distribuzione dei prodotti del segmento riscaldamento nel mercato tedesco. A tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili, di omettere l'indicazione del nome della società controllata al fine di non arrecare danno alla stessa o al gruppo.

## Elenco delle partecipazioni valutate con il metodo del patrimonio netto:

| Denominazine della società | Valore di carico | Sede legale | Valuta | Capitale sociale | Quota di partecipazione | |
|---|---|---|---|---|---|---|
| | | | | | Diretta | Indiretta |
| **Società controllate:** | | | | | | |
| Climre SA | 1.245 | Luxembourg (L) | EUR | 1.239.468 | 4% | 96% |
| **Società collegate:** | | | | | | |
| Omas S.r.l. | 1.171 | S. Vittorio di Gualtieri (RE) | ITL | 700.000.000 (2) | 40% | |
| Effegici S.r.l. | 71 | Gorgo al Monticano (TV) | ITL | 470.000.000 (2) | 25% | |
| Parex Industries Ltd. | 0 | Auckland (NZ) | NZD | 7.600.000 | 49% | |
| Partecipazione detenuta tramite Comitalia Fiduciaria | 3.142 | | ITL | 1.000.000.000 (2) | 40% | |

(2) Dati relativi al 31.12.2000.

# PROSPETTO DEI BENI RIVALUTATI

(Allegato n. 2 alla nota integrativa - in M/Euro).

| Voci dello stato patrimoniale | Beni rivalutati | | | Totale rivalutazioni |
|---|---|---|---|---|
| | Allocazione disavanzo di fusione 1995 | Legge n.413/1991 | Altre rivaluta-zioni | |
| Immobili strumentali | 43.899 | 6.061 | 18.320 | 68.280 |
| Impianti e macchinari | 38.139 | 3 | 14.763 | 52.905 |
| Attrezzature industriali e commerciali | | 55 | 3.546 | 3.601 |
| Automezzi | | 2 | 279 | 281 |
| Conc., lic. Marchi e diritti | 119.353 | | | 119.353 |
| Totali | 201.391 | 6.121 | 36.908 | 244.420 |

**Comunicazioni fatte a CONSOB immediatamente dopo l'offerta**

Dichiarazione circa l'ammontare del capitale, il numero e la categoria di azioni in cui questo è suddiviso (Dichiarazione ex Art. 98 Delibera 11971).

Comunicazione della composizione del consiglio di amministrazione, dell'eventuale comitato esecutivo, del collegio sindacale, il nominativo del direttore generale (Dichiarazione ex art. 100 Delibera 11971)

Dichiarazione della struttura dell'azionariato con le modalità previste dal Modello 120 A allegato alla Delibera 11971

Comunicazioni delle partecipazioni rilevanti in società non quotate sulla base del Modello 120 A allegato alla Delibera 11971 (tale dichiarazione va ripetuta ad ogni approvazione della semestrale e del progetto di bilancio da parte del C.d.A. e, quindi, dovrebbe essercene quantomeno una allegata alla semestrale 2001)

**Fascicolo di bilancio.**
L'informazione relativa ai bilanci che viene trasmessa a CONSOB in occasione dell'approvazione deve comunque includere (i) le relazioni della società di revisione, (ii) il prospetto riepilogativo dei dati essenziali dell'ultimo bilancio delle società collegate, (iii) la relazione sulla gestione degli amministratori e (iv) la relazione del collegio sindacale.

**Semestrale**
L'informazione relativa alla relazione semestrale ai bilanci che viene trasmessa a CONSOB in occasione dell'approvazione deve comunque includere (i) le relazioni della società di revisione (se predisposta), e (ii) la relazione del collegio sindacale.

**Prospetto**
Per quanto riguarda il prospetto deve essere compresa anche l'intera documentazione (i) allegata al prospetto; (ii) messa a disposizione presso la sede della società in occasione dell'offerta (iii) allegata alla comunicazione a Consob del *filing*; (iv) depositata successivamente al filing su richiesta di CONSOB durante l'istruttoria (per esempio i bilanci Kenwood e le relative relazioni di certificazione).

## Rapporti patrimoniali ed economici con società controllanti, controllate e collegate, correlate

(Allegato n. 3 alla Nota Integrativa – in Euro milioni)

| | Ricavi delle vendite | Altri ricavi | Costi per Materie Prime e altro | Proventi e oneri finanziari | Crediti | Debiti |
|---|---|---|---|---|---|---|
| **Società controllanti:** | | | | | | |
| De' Longhi Soparfi SA (1) | - | - | - | (0,1) | 3,8 | (0,2) |
| **Totale società controllanti** | - | - | - | (0,1) | 3,8 | (0,2) |
| **Società controllate:** (2) | | | | | | |
| Clim.Re SA | - | - | - | (0,1) | - | (1,5) |
| **Totale società controllate** | - | - | - | **(0,1)** | - | **(1,5)** |
| **Società collegate:** (3) | | | | | | |
| Omas S.r.l. | 4,1 | 0,1 | (5,9) | - | 0,7 | (3,6) |
| Parex Industries Limited | 5,3 | - | - | 0,3 | 12,5 | - |
| Comitalia Soc. Fiduciaria (6) | 0,1 | - | (4,5) | - | - | - |
| **Totale società collegate** | **9,5** | **0,1** | **(10,4)** | **0,3** | **13,2** | **(3,6)** |
| **Totale società controllate e collegate** | **9,5** | **0,1** | **(10,4)** | **0,2** | **13,2** | **(5,1)** |
| **Società correlate:** | | | | | | |
| Nauta S.r.l. (4) | - | - | (0,5) | - | - | (0,1) |
| Italia Distribuidora (3) | - | - | - | - | 0,3 | - |
| Genesi S.r.l. (3) | 5,8 | - | - | - | 4,5 | - |
| Delta Erre Soc. Fiduciaria (3) (7) | - | 0,1 | (11) | - | 0,1 | (2,2) |
| Max Information S.r.l. (5) | - | - | (0,1) | - | - | (0,1) |
| **Totale società correlate** | **5,8** | **0,1** | **(11,6)** | - | **4,9** | **(2,4)** |

(1) I crediti verso D'Longhi Soparfi SA si riferiscono prevalentemente alla vendita della partecipazione in Liguria Vita S.p.A.
(2) Trattasi di oneri di natura finanziaria sostenuti dalla Capogruppo.
(3) Trattasi di rapporti di natura commerciale.
(4) Trattasi di servizi resi per l'utilizzo di un aeromobile.
(5) Trattasi di servizi prestati in campo pubblicitario; Max Information S.r.l. è società in cui l'amministratore di De' Longhi S.p.A., Sig. G. Sandri, ha funzione di consigliere delegato.
(6) Riferimento alla sezione "Immobilizzazioni finanziarie – Partecipazioni"
(7) Trattasi di società che produce prevalentemente prodotti finiti; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs. 127/91), di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o alla De' Longhi S.p.A.

Oltre a quanto sopra esposto non risultano altri rapporti con parti correlate, ad eccezione dei compensi erogati allo Studio Biscozzi e Nobili, con il quale sono intercorsi, durante il 2001, rapporti di natura consulenziale. Si rimanda ai commenti in Nota integrativa nell'allegato n.° 4 "Compensi ad amministratori e sindaci" per maggiori informazioni.

## Compensi corrisposti agli Amministratori ed ai Sindaci
## (art. 78 regolamento Consob delibera n° 11971 del 14.5.1999)

(Allegato n. 4 alla Nota Integrativa – in Euro migliaia)

| *Soggetto* | *Descrizione carica* | *Compensi* | | | | |
|---|---|---|---|---|---|---|
| Cognome e nome | Carica ricoperta | Durata della carica | *Emolumenti* per la carica | Benefici non monetari | Bonus e altri incentivi | *Altri* compensi |
| De' Longhi Giuseppe | Presidente | 01.01/31.12.01 | 331 | | | 18 (1) |
| De' Longhi Fabio | Vice-Presidente | 01.01/31.12.01 | 288 (2) | | | 26 (3) |
| Beraldo Stefano | Consigliere Delegato | 01.01/31.12.01 | 494 (4) | | | 13 (5) |
| Sandri Giorgio | Consigliere | 01.01/31.12.01 | 21 | | | |
| Gordon Colin James | Consigliere | 18.04/31.12.01 | 21 | | | |
| Brunetti Giorgio | Consigliere | 18.04/31.12.01 | 21 | | | 1,6 (6) |
| Garavaglia Carlo | Consigliere | 18.04/31.12.01 | 21 | | | 1,6 (7) |
| Ponzellini Gianluca | Presidente del Collegio Sindacale | 18.04/31.12.01 | 62 | | | |
| Malerba Giancarlo | Sindaco effettivo | 18.04/31.12.01 | 41 | | | |
| Lanfranchi Massimo | Sindaco effettivo | 18.04/31.12.01 | 41 | | | |

(1) Compensi relativi a cariche sociali ricoperte presso altre società controllate.
(2) L'importo comprende anche il compenso percepito in qualità di Direttore Commerciale e Marketing di De' Longhi S.p.A.
(3) Compensi relativi a cariche sociali ricoperte presso altre società controllate reversibili a De' Longhi S.p.A..
(4) L'importo comprende anche il compenso percepito in qualità di Direttore Generale.
(5) Compensi relativi a cariche sociali ricoperte presso altre società controllate reversibili a De' Longhi S.p.A..
(6)-(7) Compensi relativi alla carica di membro del Comitato per la Remunerazione e del Comitato per il Controllo Interno e per la Corporate Governance.

Il dr C. Garavaglia e il dr G. Malerba sono Soci dello Studio Biscozzi Nobili, al quale sono stati erogati da parte delle società del Gruppo compensi durante il 2001 per M/Euro 623, che comprendono anche l'assistenza prestata durante il processo di quotazione.

## Stock-Option attribuite agli Amministratori
## (art. 78 regolamento Consob delibera n° 11971 del 14.5.1999)

(Allegato n. 5 alla Nota Integrativa)

| Soggetto | Diritti di opzione attribuiti nel corso dell'esercizio | | | Esercizio delle opzioni di acquisto realizzate nel corso dell'esercizio | |
|---|---|---|---|---|---|
| Cognome e nome | Numero di azioni acquistabili | Prezzo per azione di esercizio delle opzioni | Periodo di esercizio | Numero azioni acquistate | Prezzo di esercizio |
| Beraldo Stefano | 1.189.004 | 3,4 | 2004 - 2006 | - | - |
| De' Longhi Fabio | 608.790 | 3,4 | 2004 - 2006 | - | - |

"PROJECT"

# Bilancio d'esercizio
# al
# 31 dicembre 2001

02 APR 30 AM 11:05

De'Longhi S.p.a. – Sede sociale: Via L. Seitz, 47 – 31100 Treviso – Italy
Capitale Sociale: Eur 448.500.000,00
Iscritta al Registro delle Imprese: Tribunale di Treviso n. 41279
Iscritta al R.E.A. di Treviso n. 224758
Codice Fiscale 11570840154 – Partita I.V.A. 03162730265

De' Longhi S.p.A.
Sede Sociale: Via L. Seitz, 47 - Treviso (TV)
Capitale Sociale: Euro 448.500.000 i.v.
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 41279
Iscritta al R.E.A. di al n. 224758

# *Relazione sulla gestione degli Amministratori*

Il 2001 è stato un anno straordinario per De' Longhi.
La crescita interna, l'acquisizione di Kenwood e la quotazione in Borsa hanno permesso alla società di rinforzare in modo radicale la propria posizione competitiva e di proporsi per un ruolo di primo piano nel mercato mondiale.

## *Profilo della società*

De' Longhi opera in posizione di *leadership* in segmenti di mercato accomunati dal concetto di benessere nell'ambito dei prodotti per il riscaldamento, il condizionamento e il trattamento dell'aria, la cottura e preparazione dei cibi e la pulizia della casa e lo stiro.

L'acquisizione di Kenwood, specialista internazionale nel settore dei prodotti per la preparazione dei cibi e attivo nel settore dei sistemi per la pulizia e lo stiro tramite la controllata Ariete S.p.A., oltre a completare il portafoglio dei prodotti offerti ha accentuato ulteriormente la vocazione internazionale. Oltre il 67% del fatturato è realizzato all'estero, ove la stabilità e l'efficacia delle operazioni è prevalentemente affidata ad organizzazioni commerciali interamente controllate ed in piena sintonia con i valori e le competenze che caratterizzano la cultura della società.

La società ha una vocazione di multi-specialista nei segmenti in cui opera, grazie alla capacità di proporre al mercato prodotti innovativi per tecnologia e *design* di elevata qualità e in taluni casi di anticipare e stimolare bisogni latenti dei consumatori sempre con il supporto di una forte attività di comunicazione.

De' Longhi si avvale di una forte vocazione industriale e di un solido *know-how* produttivo. Dispone di 3 stabilimenti ove in particolare vengono svolte quelle prime lavorazioni, quali stampaggio della lamiera e iniezione della plastica, critiche al fine di concepire e realizzare in tempi contenuti, prodotti distintivi per qualità, tecnologia e design.
Sempre maggiore è tuttavia il ricorso a lavorazioni esterne per aumentare la flessibilità e le alternative disponibili.
Estrema attenzione è posta all'innovazione, quale elemento trainante per l'affermazione dei propri prodotti.

Le risorse e le competenze disponibili all'interno di De' Longhi hanno consentito di realizzare una forte crescita tanto interna che per acquisizioni.

Intendiamo continuare a coltivare e rinforzare questi valori per assicurare agli azionisti un adeguato ritorno del loro investimento.

*Fatti di rilievo*

Nei primi mesi del 2001 la De' Longhi S.p.A., attraverso una controllata, ha acquistato, a seguito di un'offerta pubblica di acquisto, il 100% di Kenwood Appliances Plc, società inglese a capo di un Gruppo attivo nel settore dei prodotti per la preparazione dei cibi, pulizia della casa e stiro. L'operazione, annunciata il 16 febbraio 2001, si è chiusa il 24 maggio 2001, data di conclusione della procedura avente ad oggetto l'acquisto delle azioni non apportate all'offerta pubblica di acquisto.
Il prezzo di acquisto dell'intera partecipazione, inclusivo degli oneri accessori, ammonta a Euro 76,4 milioni.
L'acquisizione di Kenwood ha consentito alla società di migliorare il suo posizionamento strategico nel segmento dei prodotti per la cottura/preparazione dei cibi ove si posiziona ora come *leader* di livello europeo.
La qualità del marchio acquisito, la forte complementarietà di prodotto e distribuzione, le rilevanti sinergie negli acquisti, la possibilità di disporre di uno stabilimento in Cina, solo parzialmente utilizzato, ci hanno consentito di implementare un piano d'azione che ha già prodotto importanti risultati.
A nemmeno un anno dall'acquisizione della predetta partecipazione, il bilancio è largamente positivo, i ricavi delle vendite sono in crescita del 13,2% rispetto al precedente esercizio, le sinergie previste al momento dell'acquisizione sono state acquisite e solo parzialmente riflesse nel conto economico 2001.
Il lavoro svolto ha consentito inoltre di fare emergere ulteriori sinergie di cui beneficeranno gli esercizi futuri.
Il modello organizzativo della società è stato rivisto al fine di assicurare un orientamento volto da un lato a salvaguardare e valorizzare le specificità dei *brand*, ma al tempo stesso a massimizzare le sinergie ottenibili all'interno del Gruppo. A tale fine sono state avviate le azioni necessarie per riportare lo stabilimento cinese ad adeguati livelli di efficienza ed è stato costituito un presidio organizzativo in Cina volto a fornire a tutti i brand del Gruppo le migliori condizioni per la gestione dei propri acquisti di prodotti finiti.
Al tempo stesso anche nei Paesi in cui si è provveduto alle fusioni di filiali preesistenti (Francia e Germania) sono rimaste inalterate le rispettive forze di vendita.

Nel mese di luglio, dopo mesi di intensa attività preparatoria, la Borsa Italiana ha disposto l'ammissione alla quotazione sul mercato telematico azionario delle azioni ordinarie di De' Longhi S.p.A. L'inizio delle negoziazioni è avvenuto in data 24 luglio 2001. L'operazione è consistita in un'offerta di sottoscrizione di n° 37.500.000 azioni ordinarie di De' Longhi S.p.A al valore di EURO 3,4 cadauna indirizzata al pubblico indistinto in Italia per n. 11.055.000 azioni e un contestuale collocamento privato riservato ad investitori professionali in Italia e ad investitori istituzionali all'estero per n° 26.445.000 azioni, per un controvalore complessivo di Euro 127,5 milioni. In seguito all'offerta pubblica di sottoscrizione il capitale sociale della De' Longhi è costituito da n. 149.500.000 azioni per un totale di Euro 448,5 milioni.
Il collocamento è avvenuto in un momento di mercato particolarmente difficile; a seguito di ciò il titolo ha subito nei primi mesi di quotazione un andamento decrescente in linea peraltro con l'andamento del mercato. Con il passare del tempo tuttavia il mercato ha gradualmente premiato la qualità del lavoro svolto e la credibilità dei piani.
Il valore di collocamento è stato superato nel mese di dicembre e il trend di crescita è proseguito favorevolmente con valori e liquidità in costante aumento fino alla data odierna.

L'incremento sul prezzo di collocamento è stato del 31,5% sino ad oggi considerando il prezzo di chiusura al 25/03/2002 pari a 4,47 Euro.

*Principali risultati*

Nel 2001 De' Longhi S.p.A. ha realizzato ricavi netti per Euro 568,6 milioni. La crescita dei ricavi rispetto al 2000 risulta pari a Euro 77,3 milioni (+15,7%).

L'EBITDA (utile prima degli oneri finanziari, imposte, e ammortamenti) è aumentato passando da Euro 80,5 milioni nel 2000 (con un'incidenza sulle vendite del 16,4%) a Euro 88,9 milioni nel 2001 (con un'incidenza sulle vendite del 15,6%).

L'EBIT è passato da Euro 48,1 milioni nel 2000 a Euro 53,0 milioni nel 2001 con un incremento di Euro 4,9 milioni (+10,2%); l'incidenza sui ricavi netti è passata dal 9,8% al 9,3%.

L'utile netto è passato da Euro 17,8 milioni del 2000 a Euro 6,1 milioni per effetto soprattutto di svalutazioni di partecipazioni, minori oneri finanziari e minori oneri straordinari.

*Lo scenario di mercato*

Nel 2001 la crescita del Pil mondiale è stata pari a circa l'1,6%, in forte calo sul 2000, nonostante il significativo contributo dei paesi dell'Estremo Oriente, in particolare della Cina e del subcontinente indiano.

Nel 2001 l'economia dell'area EURO ha subito un notevole rallentamento; il settore manifatturiero è stato penalizzato dalle conseguenze del calo della domanda mondiale; la domanda interna dell'area EURO ha subito inoltre una ulteriore flessione dovuta agli effetti di un'inflazione superiore alle aspettative e in conseguenza dei fatti del 11 settembre.
Il rallentamento più marcato si è registrato in Germania dove la crescita del Pil medio annuo è stata pari allo 0,6% contro un 3% registrato nel 2000. Per l'Italia e la Francia la crescita è stata pari solo rispettivamente all'1,8% e al 2,1%.

La crescita lenta e la diminuzione dei prezzi del petrolio hanno contribuito a far scendere l'inflazione media nell'area Euro intorno al 3%. Di conseguenza le autorità di politica monetaria hanno ridotto i tassi di interesse dal 4,75% dell'aprile 2001 al 3,25% di fine anno.
Anche l'economia britannica, dopo un trend di crescita culminato nel 2000, ha registrato un rallentamento del PIL (che è aumentato solo del 1,1%) e dei consumi interni.

Il rallentamento dell'espansione dell'economia nordamericana si è accentuato in seguito ai fatti terroristici di settembre 2001 (PIL in crescita dello 0,9%). Il crollo della domanda interna e l'aumento dell'inflazione hanno anch'essi caratterizzato questo periodo.

L'economia Giapponese resta in un periodo di recessione, con calo del PIL (0,9%) e dei consumi (0,4%).

Lo scenario poco favorevole sopra descritto ha solo parzialmente trasferito i suoi effetti nei segmenti di mercato di nostro interesse.

Per quanto riguarda il mercato dei piccoli elettrodomestici per la cottura e preparazione dei cibi si è assistito a fenomeni diversi che richiedono una lettura a livello di segmenti. In Italia vi è stata una crescita generale intorno al 3%, trainata peraltro da prodotti per la cura della persona e da alcuni segmenti della cottura. A livello europeo rilevante la crescita del mercato UK, abbastanza generalizzata, mentre negli altri Paesi i dati sono scarsamente leggibili a causa della anomala situazione determinatasi con la liquidazione del Gruppo Moulinex. Il venir meno di questo operatore, le cui quote di mercato sono solo parzialmente state acquisite dall'acquirente SEB, ha causato nell'ultima parte dell'anno una contrazione del mercato in generale abbinata peraltro ad un aumento di quota di mercato a favore di altri *brand.*

Per quanto riguarda il mercato Nordamericano si è notata una modesta crescita all'interno della quale è emersa tuttavia la prosecuzione del trend di crescita dei prodotti *high end*, all'interno del quale si colloca buona parte del nostro portafoglio di offerta.

Generalizzata, in base ai dati in nostro possesso, la crescita dei mercati principali per i prodotti del riscaldamento portatile.
Nell'ambito del trattamento dell'aria, il mercato dei prodotti portatili, più influenzato dall'andamento stagionale, è risultato in calo a causa di una estate particolarmente fredda nell'emisfero nord.

*Andamento della gestione*

Si presenta, di seguito, una riclassifica del conto economico.

| | 2001 | % sulle vendite | 2000 | % sulle vendite | Var. | Var. % |
|---|---|---|---|---|---|---|
| | Euro | % | Euro | % | | % |
| Ricavi netti | 548,4 | 96,4% | 477,3 | 97,1% | 71,1 | 14,9% |
| Altri ricavi | 20,2 | 3,6% | 14,0 | 2,9% | 6,2 | 44,3% |
| **Totale ricavi** | **568,6** | **100,0%** | **491,3** | **100,0%** | **77,3** | **15,7%** |
| Consumi | (299,9) | (52,7%) | (245,9) | (50,1%) | (54,0) | 22,0% |
| Costi per servizi | (118,8) | (20,9%) | (107,2) | (21,8%) | (11,6) | (10,8%) |
| **Valore aggiunto** | **149,9** | **26,4%** | **138,2** | **28,1%** | **11,7** | **8,5%** |
| Costo del lavoro | (57,2) | (10,1%) | (51,3) | (10,4%) | (5,9) | 11,5% |
| Accantonamenti | (3,8) | (0,7%) | (6,4) | (1,3%) | 2,6 | (40,6%) |
| **EBITDA** | **88,9** | **15,6%** | **80,5** | **16,4%** | **8,4** | **10,4%** |
| Ammortamenti | (35,9) | (6,3%) | (32,4) | (6,6%) | (3,5) | 10,8% |
| **EBIT** | **53,0** | **9,3%** | **48,1** | **9,8%** | **4,9** | **10,2%** |
| Proventi(Oneri) finanziari | (11,2) | (2,0%) | (13,1) | (2,6%) | 1,9 | (14,5%) |
| Altri Proventi (Oneri) | (26,1) | (4,6%) | 1,3 | 0,2% | (27,4) | - |
| **Risultato prima delle imposte** | **15,7** | **2,8%** | **36,3** | **7,4%** | **(20,6)** | **(56,7%)** |
| Imposte dell'esercizio | (9,6) | (1,7%) | (18,5) | (3,8%) | (8,9) | (48,1%) |
| **Utile dell'esercizio** | **6,1** | **1,1%** | **17,8** | **3,6%** | **(11,7)** | **(65,7%)** |

L'incremento dei ricavi netti nel 2001 rispetto al 2000, è stato pari al 15,7% per effetto soprattutto del buon andamento dei segmenti del riscaldamento (+21,6%) e della cottura-preparazione cibi/pulizia della casa e stiro (+21,4%). Il segmento del condizionamento, che ha evidenziato valori in linea con il 2000, è stato influenzato dallo sfavorevole andamento climatico estivo che ha penalizzato i risultati nel confronto con il 2000, soprattutto nel mercato Italiano.

Per quanto riguarda l'andamento del fatturato ripartito per area geografica si evidenzia, oltre alla lieve diminuzione sul mercato italiano dovuta soprattutto al sopracitato calo nel mercato dei condizionatori, il rilevante incremento in tutti i principali mercati, soprattutto nel mercato Nord Americano e in quello dell'U.K.

L'EBITDA ha evidenziato un risultato di Euro 88,9 milioni, superiore rispetto al 2000 di Euro 8,4 milioni pari al 10,4%.

Il dato, in crescita a valori assoluti, ha subito una lieve diminuzione come incidenza sui ricavi, che è passata dal 16,4% al 15,6% soprattutto per l'impatto di un mix di vendita meno favorevole per la minor incidenza delle vendite di prodotti del condizionamento portatile caratterizzati da margini più elevati della media.

L'EBIT ammonta a Euro 53,0 milioni, con un aumento rispetto al 2000 di Euro 4,9 milioni, pari al 10,2%; l'incidenza sui ricavi è passata dal 9,8% del 2000 al 9,3% del 2001.

Il risultato dell'esercizio, pari a Euro 6,1 milioni, in diminuzione nei confronti del risultato dell'esercizio precedente, è stato influenzato da svalutazioni di partecipazioni, da minori oneri straordinari e da un miglioramento della gestione finanziaria.

*Analisi della situazione patrimoniale - finanziaria*

Riepiloghiamo di seguito la situazione patrimoniale finanziaria.

| | 2001 (A) | 2000 (B) | Variazione 2001-2000 (A – B) |
|---|---|---|---|
| | Euro mil. | Euro mil. | Euro mil. |
| Crediti v/ clienti | 138,7 | 139,5 | (0,8) |
| Rimanenze | 77,5 | 91,3 | (13,8) |
| Debiti v/ fornitori | (91,8) | (88,7) | (3,1) |
| Altro | 105,6 | 77,8 | 27,8 |
| **Cap. Circolante Netto** | **230,0** | **219,9** | **10,1** |
| Att. Non correnti: | | | |
| Immob Immateriali | 93,2 | 90,9 | 2,3 |
| Immob Materiali | 96,3 | 101,9 | (5,6) |
| Immob Finanziarie | 49,6 | 53,6 | (4,0) |
| Pass. non correnti | (22,2) | (30,9) | 8,7 |
| **Capitale investito netto** | **446,9** | **435,4** | **11,5** |
| Patrimonio Netto | (507,5) | (244,4) | (263,1) |
| **Tot. Fonti non finanziarie** | **(507,5)** | **(244,4)** | **(263,1)** |
| **Posizione finanziaria netta** | **60,6** | **(191,0)** | **251,6** |

Il capitale circolante netto aumenta di Euro 10,1 milioni rispetto al corrispondente periodo del 2000, per effetto soprattutto di una riduzione delle rimanenze; l'incidenza del capitale circolante sulle vendite si è ridotta nel corso del 2001, passando dal 44,7% al 40,4%.

Si segnalano inoltre nell'esercizio gli investimenti effettuati per la quotazione in Borsa che ammontano ad Euro 14,7 milioni.

La posizione finanziaria netta risente in particolare degli aumenti di capitale per effetto della delibera dell'assemblea dei soci del 18 aprile 2001 per l'importo di Euro 129,4 milioni e per l'Offerta Pubblica di sottoscrizione per un ammontare di Euro 127,5 milioni.

Il flusso di cassa può essere così riepilogato:

| | 2001 | 2000 | Var. |
|---|---|---|---|
| Autofinanziamento | 67,2 | 55,9 | 11,3 |
| Variazioni del capitale circolante netto | (19,4) | (8,8) | (10,6) |
| Flusso fin. da attività di investimento | (53,1) | (34,1) | (19,0) |
| Flusso fin. da attività da movimenti di patrimonio netto | 256,9 | - | 256,9 |
| **Variazione posizione Finanziaria netta** | **251,6** | **13,0** | **238,6** |

*Principali società controllate*

**De' Longhi Pinguino S.A.**
E' una holding di partecipazione.
Nel corso dell'esercizio 2001 la società ha acquisito la partecipazione in Kenwood Appliances Plc; tra le principali società controllate dalla De'Longhi Pinguino S.A., ricordiamo:

**DL Radiators S.p.A.**
E' una società che svolge attività di produzione e commercializzazione di unità terminali per sistemi di riscaldamento fisso nel segmento del riscaldamento, risultante dalla fusione, avvenuta a fine dicembre 2001, tra la Radel S.p.A. e la DL Radiators S.p.A.
Le vendite nette sono state pari a Euro 56 milioni al 31 dicembre 2001 e l'EBITDA è stato pari a Euro 7,0 milioni (con un'incidenza sui ricavi pari al 12,6%).

**Elba S.p.A**
Nel corso dell'esercizio e nell'ambito del progetto di ristrutturazione del gruppo, la sub holding De' Longhi Divisione Cucine S.p.A. ha incorporato la controllata Elba S.p.A., assumendone la denominazione sociale.
La società svolge attività di produzione di cucine *free-standing*, dei piani di cottura e dei forni *built in* nel segmento dei prodotti per la cottura e preparazione dei cibi.
Le vendite nette sono state pari a Euro 71,1 milioni al 31 dicembre 2001 e l'EBITDA è stato pari a Euro 8,1 milioni (con un'incidenza sulle vendite del 11,4%).

**Climaveneta S.p.A.**
E' una società che svolge attività di produzione di macchine e sistemi frigoriferi di medie e grandi dimensioni nel segmento del condizionamento.
Nell'esercizio 2001, la Climaveneta S.p.A. a seguito di fusione, ha incorporato l'azienda precedentemente controllata Ergoklima S.p.A. e la società Micromax S.p.A.
Le vendite nette sono state pari a Euro 92 milioni al 31 dicembre 2001, in crescita di Euro 12,1 milioni rispetto al 2000 (+16,6%). L'EBITDA è stato pari a Euro 13,5 milioni, in incremento di Euro 1,6 milioni rispetto al 2000 con un'incidenza sui ricavi pari al 14,6% in linea con il 2000.

**De' Longhi Japan Corp.**
E' una società che svolge attività di distribuzione dei prodotti del Gruppo nel mercato Giapponese.
Le vendite nette ammontano a Euro 60,9 milioni al 31 dicembre 2001, in crescita di Euro 8,7 milioni rispetto al 2000 (+16,7%). L'EBITDA è stato pari a Euro 7,2 milioni, in aumento di Euro 3,1 milioni rispetto al 2000, con un'incidenza sulle vendite che è passata dal 7,8% al 11,9%.

Le altre principali società controllate direttamente dalla De' Longhi S.p.A. sono le seguenti:

**Ariagel S.p.A.**
E' una società che svolge attività di produzione e commercializzazione di condizionatori d'aria e di altri articoli per la purificazione dell'ambiente.
La società ha messo in atto una ristrutturazione aziendale che ha comportato la mobilità della maggior parte degli addetti produttivi in conseguenza dell'accentramento della produzione presso gli stabilimenti di De' Longhi. La società opererà quindi esclusivamente nella commercializzazione di condizionatori d'aria.
I ricavi delle vendite ammontano a Euro 14,0 milioni al 31 dicembre 2001, ed una perdita, conseguente soprattutto agli oneri di ristrutturazione, di Euro 3,6 milioni.

**Simac -Vetrella S.p.A.**
E' una società che svolge attività di fabbricazione e commercializzazione di sistemi stiranti, apparecchi per la preparazione dei cibi e per la pulizia della casa. Inoltre la società costituisce il "polo" produttivo termoplastico all'interno del gruppo De' Longhi.
Le vendite ammontano a Euro 110,8 milioni al 31 dicembre 2001, in crescita di Euro 10,3 milioni rispetto al 2000 (+8,5%) e un EBITDA di Euro 7,7 milioni, in aumento di Euro 2,3 milioni rispetto al 2000. L'incidenza sui ricavi passa dal 4,4% del 2000 al 6,9% del 2001.

**De' Longhi Ltd**
E' una società che svolge attività di distribuzione dei prodotti del Gruppo nel Regno Unito.
Le vendite nette ammontano a Euro 63,6 milioni in aumento del 36% rispetto al 2000. L'EBITDA è stato di Euro 2,8 milioni, in aumento rispetto al precedente esercizio (Euro 1 milione) con un'incidenza sui ricavi che è passata dal 3,9% al 4,5%.

**De' Longhi America Inc.**
E' una società che svolge attività di distribuzione dei prodotti del Gruppo sul mercato Americano.
Le vendite ammontano a Euro 95,4 milioni al 31 dicembre 2001, in aumento di Euro 21,7 milioni (+29,4%) rispetto al 2000. L'EBITDA è pari a Euro 4,4 milioni, in crescita di Euro 2,5 milioni rispetto al 2001 e con un'incidenza sulle vendite che passa dal 2,6% al 4,6%.

**Gruppo Kenwood**
Il Gruppo Kenwood è stato oggetto di una ristrutturazione societaria volta a semplificarne la struttura. In questo quadro le società operative più rilevanti del Gruppo sono Ariete S.p.A. e Kenwood Limited anche in considerazione dei flussi reddituali che intercorrono tra le società del Gruppo.

Si segnala che i risultati aggregati del Gruppo Kenwood evidenziano ricavi delle vendite per Euro 284 milioni ed un risultato operativo di Euro 9,1 milioni.

***Risorse umane Organizzazione e Sistemi***

Al 31 dicembre 2001 i dipendenti della società De' Longhi S.p.A. erano 1.831 (1.762 nel 2000) così suddivisi:

| | 31/12/2001 | 31/12/2000 |
|---|---|---|
| Operai | 1.286 | 1.280 |
| Impiegati | 510 | 455 |
| Dirigenti | 35 | 27 |
| **Totale** | **1.831** | **1.762** |

Il costo del lavoro cresce rispetto al 2000 del +11,5%, in misura inferiore rispetto all'incremento di attività, attestandosi su Euro 57,2 milioni.
Tale variazione è da attribuire principalmente agli aumenti contrattuali e di merito concessi nel corso dell'anno.

Nel corso dell'anno alcuni manager dell'Azienda hanno intrapreso un percorso di sviluppo professionale in ambito internazionale; un percorso che coniuga le esigenze dell'azienda di presidiare direttamente alcune attività critiche e di trasferire competenze e "*best practices*" trasversalmente nell'organizzazione, con l'opportunità per i manager coinvolti di vivere un'esperienza sfidante, in contesti socio-culturali diversi da quelli abituali.

Nel corso dell'anno 2001, così come per il passato, la società ha progettato e realizzato innumerevoli iniziative di addestramento, aggiornamento professionale e formazione manageriale del proprio personale. Tali iniziative, realizzate sia internamente che con il supporto di società di formazione esterne, hanno visto coinvolti numerosi dipendenti delle strutture tecnico industriali, commerciali, amministrative e di servizio, sia in Italia che all'estero.

Per quanto concerne l'organizzazione distributivo/commerciale, nel 2001 sono continuati gli interventi volti all'ottimizzazione/rafforzamento delle strutture interne ed esterne nei diversi canali e mercati nei quali la società è presente. Ciò ha portato in particolare alla fusione, intervenuta a fine anno, delle società commerciali di De' Longhi e di Kenwood in Francia e Germania. E' proseguita inoltre la revisione organizzativa dei processi e flussi logistici nonché dei processi di pianificazione commerciale e di gestione degli ordini, che ha già prodotto i primi consistenti risultati, con l'obiettivo di un ulteriore contenimento del capitale circolante rispetto ai risultati già raggiunti.

**Qualità**

Nel corso dell'anno è proseguito il progetto di ristrutturazione del controllo qualità con l'obiettivo di estendere a tutte le maggiori società del Gruppo gli standards qualitativi di De' Longhi. E' previsto entro il 2002 l'ottenimento della Certificazione ISO 9001 per la Divisione della De' Longhi S.p.A. del condizionamento fisso.

*L'attività di ricerca e sviluppo*

La funzione di ricerca e sviluppo della società, dedica all'attività rilevanti risorse. Tali significativi investimenti, hanno consentito alla società di ottenere e consolidare nel tempo vantaggi competitivi.

L'attività svolta ha consentito di accedere ai benefici concessi dalla Legge 46/82 e successive modifiche relativi a prodotti di ricerca applicata e di innovazione tecnologica. Tali benefici consistono in finanziamenti a lungo termine a tassi agevolati e contributi a fondo perduto.

Nel segmento condizionatori murali sono state inoltre messe a punto, interessanti soluzioni basate sull'utilizzo di Internet volte a evolvere e aumentare funzionalità esistenti mediante la possibilità di telegestione, telecontrollo a distanza fortemente innovative rispetto agli standards di mercato.

Sempre per quanto riguarda la produzione di condizionatori si sottolinea che la U.E. ha bandito l'impiego in produzione del gas refrigerante R22 dal 01/06/2002 per gli apparecchi solo freddo e dal 1/01/2004 per gli apparecchi in pompa di calore, nell'ambito delle politiche per la protezione dello strato di ozono. L'uso del R22 rimane consentito nel resto del Mondo.
Le alternative possibili in Europa saranno di due tipi: gas sintetici e gas naturali. De' Longhi ha realizzato da anni una sofisticata tecnologia per l'impiego dei gas naturali, il cui utilizzo è fortemente sponsorizzato dall'opinione pubblica e dalle istituzioni sensibili alla protezione dell'ambiente.
Le conoscenze tecnologiche della De' Longhi, in questo contesto di cambiamenti normativi, dovrebbero quindi rafforzare il vantaggio competitivo nel segmento dei portatili dove da sempre la società detiene la leadership mondiale.
La società comunque dato lo scenario ancora complesso ed in evoluzione dei molti fattori tecnologici e di mercato che determineranno le scelte futuri e finali, ha deciso di sviluppare le diverse alternative tecnologiche sul complesso della propria gamma di prodotti essendo parimenti attrezzata sul piano delle risorse, conoscenze e mezzi.

Nel 2001 la società ha sostenuto costi di ricerca e sviluppo per circa Euro 6,3 milioni che sono stati imputati interamente a conto economico.

In previsione del possibile sfruttamento delle agevolazioni normative forniamo il dettaglio dell'informativa richiesta.

<u>Natura e descrizione delle attività di ricerca e sviluppo</u>
L'attività ha riguardato diversi progetti di ricerca che hanno riguardato l'area condizionamento per Euro 2,3 milioni, l'area riscaldamento per Euro 1,0 milione e l'area piccoli elettrodomestici per Euro 3,0 milioni;

<u>Natura e descrizione dei costi dedotti ai sensi del Dpr 917/86</u>
Le spese sostenute nell'esercizio sono relative a (i) costi del personale dedicato all'attività di Ricerca & Sviluppo per Euro 4,3 milioni (ii) costi per strumentazioni ed attrezzatura per Euro 0,3 milioni e (iii) costi per servizi di consulenza tecnologica, per acquisizione di conoscenze e per spese generali per Euro 1,7 milioni.

Descrizione dei risultati fondamentali conseguiti e possibili ricadute di conoscenze

A testimonianza della capacità di innovazione espressa in questo momento dalla società e a giustificazione quindi della efficacia della spesa sostenuta, si sottolinea la registrazione di importanti invenzioni.

*Investimenti e prodotti*

L'impegno nella ricerca e sviluppo si è concretizzato nel corso del 2001 nel lancio di una serie di nuovi prodotti a rafforzamento delle varie famiglie in cui la società De' Longhi opera.

Nel segmento "Cottura e preparazione cibi" è stata estesa la gamma tradizionale dei forni da 12 litri con il modello "retro'" e la gamma di forni ventilati da 28 litri con funzioni quali il girarrosto e una nuova elettronica di facile utilizzo per il mercato USA e Canada.
E' stata ulteriormente rinforzata la gamma delle macchine da caffè a pompa, con l'introduzione di un nuovo modello elettronico con controllo di temperatura, nuovi modelli a cialde e un nuovo modello per la fascia media.
Generalizzato a quasi tutte le famiglie di prodotto, grazie soprattutto ai nuovi prodotti, l'incremento di quote di mercato nell'importante mercato inglese.

Nel segmento "Climatizzazione trattamento dell'aria" con l'introduzione di un nuovo condizionatore aria/aria dedicato al marchio Superclima e messo a punto la tecnologia "telegate" che prevede l'utilizzo dei nostri condizionatori con funzionalità gestite via Internet.

Nel segmento "Riscaldamento" con l'espansione della gamma con elettronica intelligente "ECC" per includere un modello di termoventilatori, di convettore e di radiatori.

Nel segmento "Prodotti per la casa e lo stiro" con la rivisitazione della gamma scope per il mercato Italia con introduzione motori ad alta efficienza ed alta prestazione sui modelli classe A e con il lancio di un nuovo aspirapolvere con filtrazione e di pulitori a vapore multipli.

Nel corso del 2001 sono stati effettuati investimenti in pubblicità e comunicazione per un ammontare di circa Euro 26,6 milioni. L'attività, si è concentrata nella primavera-estate (stagione della pulizia e del condizionamento) per poi proseguire ad ottobre sia con il piccolo eletrodomestico sia con la pulizia e con la deumidificazione.
Lo sforzo pubblicitario ha sostenuto con successo il lancio di Colombina classe A e ha sostenuto gli sforzi commerciali già avviati nel corso del 2000 sul nuovo Pinguino Aria/acqua con turbopower, il doppio forno, le friggitrici rotanti ed il condizionamento murale.
Si sono inoltre supportate su stampa azioni sul piccolo elettrodomestico, in particolare macchine da caffè, e azioni sul punto vendita di supporto ai prodotti e delle decisioni clima e piccolo elettrodomestico.
Per quanto riguarda l'estero, si è assistito al lancio di un nuovo formato televisivo "living innovation", con spot girati su friggitrici e su macchine da caffè; che, oltre a focalizzare l'attenzione del consumatore sui benefici derivanti dal prodotto Dè Longhi, promuove un'immagine del marchio De' Longhi coerente con la tradizione di innovazione che la contraddistingue insieme al suo design e al made in Italy.
Attività di comunicazione con formati ad hoc sono continuati in Giappone e Stati Uniti mentre attività di stampa sono state condotte anche nei Paesi dell'Est Europa.

*Piani di stock option*

Nel corso del mese di luglio 2001, è stata data attuazione al piano di stock option deliberato dal Consiglio di Amministrazione il 12 giugno 2001 i cui scopi sono individuabili nella volontà di fidelizzare le risorse chiave, focalizzandone l'attenzione sui fattori di successo a medio-lungo termine, e di mantenere o migliorare la competitività del Gruppo sul mercato nazionale ed internazionale delle remunerazioni, introducendo una variabile economica correlata alla creazione di valore per la società e gli azionisti.

Tale assegnazione è avvenuta a fronte della facoltà attribuita dall'Assemblea Straordinaria dei Soci del 18 aprile 2001 al Consiglio di Amministrazione, per un periodo massimo di cinque anni, di aumentare a pagamento il capitale sociale mediante emissione di massimo 7.500.000 azioni ordinarie della società.

Sono stati coinvolti 63 dipendenti italiani ed esteri ricoprenti posizioni chiave a livello di Gruppo, ai quali sono state assegnate complessivamente circa 6.900.000 opzioni.

La maturazione di una parte delle opzioni assegnate è legata al mantenimento del rapporto di lavoro con il Gruppo; la parte rimanente, variabile tra il 40% ed il 50%, è invece legata anche al raggiungimento di alcuni degli obiettivi, definiti nell'ambito del Piano Strategico 2001 – 2003, di EBITDA e rapporto tra Capitale Circolante Netto e ricavi netti totali.

Qualora maturate, le opzioni saranno esercitabili dai partecipanti al piano, per il 50% a decorrere dall'anno 2004 e per il rimanente 50% nel corso dell'anno 2005 e fino al 28/02/2006, nell'ambito dei periodi definiti.

*Corporate Governance*

Per le informazioni riguardanti la Corporate Governance si rimanda alla relazione predisposta ai sensi dell'Art. IA 2.12 delle Istruzioni del Regolamento di Borsa che riporta una completa informativa sullo stato di attuazione del sistema di attuazione del sistema di Corporate Governance.

Tale relazione sarà depositata presso la Borsa italiana.

*Partecipazioni detenute da Amministratori e Sindaci*

Ai sensi dell'art. 79 del Regolamento Consob Delibera n. 11971 del 14/05/1999, si forniscono le informazioni relative alle partecipazioni detenute da amministratori e sindaci nella De' Longhi S.p.A. e in società controllate.

| Cognome e nome | società partecipata | Possesso al 31/12/00 | Acquisti 2001 | Vendite 2001 | Possesso Al 31/12/2001 |
|---|---|---|---|---|---|
| De' Longhi Giuseppe | De' Longhi SpA | 340 | 7.250 | - | 7.590 |
| De' Longhi Giuseppe | Elba SpA | 90 | - | - | 90 |
| De' Longhi Fabio | De' Longhi SpA (*) | - | 130.000 | - | 130.000 |
| De' Longhi Fabio | De' Longhi Pinguino S.A. | 1 | - | - | 1 |
| Beraldo Stefano | De' Longhi SpA | - | 15.500 | - | 15.500 |
| Sandri Giorgio | De' Longhi SpA | - | 30.000 | - | 30.000 |
| Lanfranchi Massimo | De' Longhi SpA (*) | - | 750 | - | 750 |

(*) sono incluse partecipazioni detenute indirettamente e/o tramite familiari.

*Rapporti con società controllanti, controllate, collegate e correlate*

Con riferimento alle comunicazioni Consob n. 97001574 del 20/02/97 e n. 98015375 del 27/02/98, aventi per oggetto i rapporti intrattenuti con le società del Gruppo e con le parti correlate, si segnala che tutte le operazioni poste in essere rientrano nell'ordinaria gestione del Gruppo, salvo quanto già specificato in Nota Integrativa, e sono regolati a condizioni di mercato. Non si rilevano inoltre rilevanti operazioni di carattere atipico.
Gli effetti derivanti dai rapporti di De' Longhi con le società controllanti, controllate, collegate e con le parti correlate, sono riepilogate nella Nota Integrativa.

*Euro*

Durante il 2001 è stato completato, da parte della società, il passaggio all'Euro, quale moneta di conto.

*Eventi successivi alla chiusura dell'esercizio*

Non si evidenziano fatti di rilievo.

*Le prospettive/evoluzioni prevedibili della gestione*

I risultati dei primi mesi del nuovo esercizio, pur non essendo particolarmente indicativi in quanto relativi al periodo dell'anno meno favorevole per la gestione reddituale (la linea del riscaldamento e quella del condizionamento, non sono nel pieno delle rispettive stagioni di business), confermano le aspettative di una ulteriore e significativa crescita rispetto al medesimo periodo del precedente esercizio.

La rilevante riduzione dei prezzi dell'acciaio, rispetto alla media dell'esercizio precedente, dovrebbe perdurare anche per effetto delle recenti introduzioni di barriere doganali negli USA.

*Proposta di destinazione del risultato*

Nel sottoporre all'approvazione dell'assemblea il Bilancio dell'esercizio 2001, proponiamo di destinare l'utile netto di Euro 6.140.325:

- A Riserva legale per Euro 307.016;
- Agli Azionisti l'importo complessivo di Euro 4.933.500 corrispondente alla distribuzione di un dividendo lordo di Euro 0,033 per ciascuna delle 149.500.000 azioni in circolazione con attribuzione del credito d'imposta di cui all'art. 14 D.P.R. n. 917 del 1986;
- A Riserve Straordinarie l'importo di Euro 899.809.

Treviso, 27 marzo 2002

Per il Consiglio di Amministrazione
L'Amministratore Delegato
Stefano Beraldo

| ATTIVO | 31.12.2001 Parziali | 31.12.2001 Totali | 31.12.2000 Parziali | 31.12.2000 Totali |
|---|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | | 0 | | 0 |
| B) IMMOBILIZZAZIONI | | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | | | | |
| 1) Costi di impianto ed ampliamento | | 11.739.928 | | 40.752 |
| 2) Costi di ricerca, di sviluppo, di pubblicità | | 139.763 | | 110.661 |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | | 1.740.947 | | 1.338.685 |
| 4) Concessione, licenze, marchi e diritti simili | | 78.784.885 | | 88.643.223 |
| 5) Avviamento | | 161.184 | | 193.421 |
| 7) Altro | | 659.957 | | 548.667 |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | | 93.226.664 | | 90.875.409 |
| II - IMMOBILIZZAZIONI MATERIALI | | | | |
| 1) Terreni e fabbricati | | 59.253.845 | | 61.467.509 |
| 2) Impianti e macchinari | | 26.890.539 | | 29.040.872 |
| 3) Attrezzature industriali e commerciali | | 7.951.871 | | 8.994.089 |
| 4) Altri beni | | 1.503.308 | | 1.930.594 |
| 5) Immobilizzazioni in corso e acconti | | 659.608 | | 474.939 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | | 96.259.171 | | 101.908.003 |
| III - IMMOBILIZZAZIONI FINANZIARIE | | | | |
| 1) Partecipazioni in: | | | | |
| a) imprese controllate | 45.110.028 | | 47.295.946 | |
| b) imprese collegate | 4.362.701 | | 6.148.075 | |
| c) altre imprese | 152.076 | 49.624.805 | 152.556 | 53.596.577 |
| 2) Crediti: | | | | |
| a) verso imprese controllate | | | | |
| - entro 12 mesi | 393.590.148 | | 10.687.858 | |
| - oltre 12 mesi | 4.708.895 | 398.299.043 | 62.213.100 | 72.900.958 |
| b) verso imprese collegate | | 6.196.655 | | |
| c) verso imprese controllanti | | 0 | | 0 |
| d) verso altri: | | | | |
| - entro 12 mesi | 55.736 | | 52.529 | |
| - oltre 12 mesi | 505.090 | 560.826 | 733.991 | 786.520 |
| Totale crediti | | 405.056.524 | | 73.687.478 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | | 454.681.329 | | 127.284.055 |
| **TOTALE IMMOBILIZZAZIONI** | | **644.167.164** | | **320.067.467** |
| C) ATTIVO CIRCOLANTE | | | | |
| I - RIMANENZE | | | | |
| 1) Materie prime, sussidiarie e di consumo | | 29.504.849 | | 34.836.076 |
| 2) Prodotti in corso di lavorazione e semilavorati | | 7.958.951 | | 7.137.494 |
| 4) Prodotti finiti e merci | | 40.090.885 | | 49.303.602 |
| TOTALE RIMANENZE | | 77.554.685 | | 91.277.172 |
| II - CREDITI | | | | |
| 1) Verso clienti | | 138.683.295 | | 139.488.236 |
| 2) Verso imprese controllate | | 168.921.359 | | 107.921.539 |
| 3) Verso imprese collegate | | | | 1.305.937 |
| - entro 12 mesi | 5.138.919 | | | |
| - oltre 12 mesi | 680.333 | 5.819.252 | | |
| 4) Verso controllanti | | 3.305.821 | | 207.080 |
| 5) Verso altri: | | | | |
| - entro 12 mesi | 6.440.198 | | 21.312.591 | |
| - oltre 12 mesi | 7.160.722 | 13.600.920 | 1.531.522 | 22.844.113 |
| TOTALE CREDITI | | 330.330.647 | | 271.766.905 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | | | |
| 4) Altre partecipazioni | | 905.659 | | 905.659 |
| 6) Altri titoli | | | | 129.316 |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | 905.659 | | 1.034.975 |
| IV - DISPONIBILITA' LIQUIDE | | | | |
| 1) Depositi bancari e postali | | 17.061.976 | | 21.916.697 |
| 2) Assegni | | 796.981 | | 494.722 |
| 3) Denaro e valori in cassa | | 115.573 | | 156.931 |
| TOTALE DISPONIBILITA' LIQUIDE | | 17.974.530 | | 22.568.350 |
| **TOTALE ATTIVO CIRCOLANTE** | | **426.765.521** | | **386.647.402** |
| D) RATEI E RISCONTI ATTIVI | | | | |
| 1) Ratei attivi | | 1.833.292 | | 1.675.638 |
| 2) Risconti attivi | | 1.290.834 | | 1.421.286 |
| **TOTALE RATEI E RISCONTI ATTIVI** | | **3.124.126** | | **3.096.924** |
| **TOTALE ATTIVO** | | **1.074.056.811** | | **709.811.793** |

| PASSIVO | 31.12.2001 Parziali | 31.12.2001 Totali | 31.12.2000 Parziali | 31.12.2000 Totali |
|---|---|---|---|---|
| A) PATRIMONIO NETTO | | | | |
| I - CAPITALE SOCIALE | | 448.500.000 | | 206.582.760 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | | 15.000.000 | | 0 |
| III - RISERVA DA RIVALUTAZIONE | | 0 | | 0 |
| IV - RISERVA LEGALE | | 3.253.678 | | 2.357.637 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 | | 0 |
| VI - RISERVE STATUTARIE | | 0 | | 0 |
| VII - ALTRE RISERVE | | 34.588.590 | | 17.683.931 |
| IX - UTILE DELL'ESERCIZIO | | 6.140.325 | | 17.800.700 |
| TOTALE PATRIMONIO NETTO | | 507.482.593 | | 244.425.028 |
| B) FONDI PER RISCHI E ONERI | | | | |
| 1) *Fondi di trattamento di quiescenza e obblighi simili* | | 1.564.043 | | 1.372.780 |
| 3) Altri | | 4.875.359 | | 6.829.626 |
| TOTALE FONDI PER RISCHI E ONERI | | 6.439.402 | | 8.202.406 |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO | | 10.337.038 | | 9.855.554 |
| D) DEBITI | | | | |
| 3) Debiti verso banche | | | | |
| - entro 12 mesi | 75.823.901 | | 31.211.271 | |
| - *oltre 12 mesi* | 124.914.263 | 200.738.164 | 91.431.649 | 122.642.920 |
| 4) Debiti verso altri finanziatori | | 0 | | 0 |
| 5) Acconti | | 628.806 | | 2.356.265 |
| 6) Debiti verso fornitori | | 91.834.385 | | 88.717.926 |
| 8) *Debiti verso imprese controllate* | | | | |
| - entro 12 mesi | 41.723.163 | | 27.388.492 | |
| - oltre 12 mesi | 174.680.154 | 216.403.317 | 163.760.951 | 191.149.443 |
| 9) Debiti verso imprese collegate | | 3.576.642 | | 707.110 |
| 10) *Debiti verso imprese controllanti* | | 11.288 | | 10.895 |
| 11) Debiti tributari | | | | |
| - entro 12 mesi | 12.117.705 | | 13.030.942 | |
| - oltre 12 mesi | 8.226.957 | 20.344.662 | 15.175.144 | 28.206.086 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | | 2.430.762 | | 2.154.049 |
| 13) Altri debiti | | 10.518.230 | | 8.623.483 |
| TOTALE DEBITI | | 546.486.256 | | 444.568.177 |
| E) RATEI E RISCONTI PASSIVI | | | | |
| 1) Ratei passivi | | 2.336.500 | | 2.760.628 |
| 2 Risconti passivi | | 975.022 | | - |
| RATEI E RISCONTI PASSIVI | | 3.311.522 | | 2.760.628 |
| TOTALE PASSIVO | | 566.574.218 | | 465.386.765 |
| TOTALE PATRIMONIO NETTO E PASSIVO | | 1.074.056.811 | | 709.811.793 |
| Conti d'ordine | | | | |
| - Garanzie prestate a favore di imprese controllate e collegate | | 220.752.005 | | 247.734.097 |
| - Garanzie prestate a favore di terzi | | 1.951.000 | | 3.978.000 |
| TOTALE CONTI D'ORDINE | | 222.703.005 | | 251.712.097 |

| CONTO ECONOMICO | 31.12.2001 Parziali | 31.12.2001 Totali | 31.12.2000 Parziali | 31.12.2000 Totali |
|---|---|---|---|---|
| A) VALORE DELLA PRODUZIONE | | | | |
| 1) Ricavi delle vendite e delle prestazioni | | 548.392.175 | | 477.324.466 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | | (8.391.259) | | 16.435.385 |
| 4) Incrementi di immobilizzazioni per lavori interni | | 1.831.460 | | 1.998.881 |
| 5) Altri ricavi e proventi | | 20.234.962 | | 14.022.228 |
| TOTALE VALORE DELLA PRODUZIONE | | 562.067.338 | | 509.780.960 |
| B) COSTI DELLA PRODUZIONE | | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | | 288.025.850 | | 273.281.871 |
| 7) Per servizi | | 113.255.213 | | 101.267.535 |
| 8) Per godimento di beni di terzi | | 3.219.331 | | 2.236.296 |
| 9) Per il personale: | | | | |
| a) salari e stipendi | 40.536.415 | | 36.050.914 | |
| b) oneri sociali | 13.477.273 | | 12.352.968 | |
| c) trattamento di fine rapporto | 2.857.477 | | 2.632.073 | |
| e) altri costi | 316.922 | 57.188.087 | 281.693 | 51.317.648 |
| 10) Ammortamenti e svalutazioni: | | | | |
| a) ammortamento delle immobilizzazioni immateriali | 14.127.273 | | 11.083.679 | |
| b) ammortamento delle immobilizzazioni materiali | 21.760.109 | | 21.377.242 | |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | 1.817.939 | 37.705.321 | 3.008.158 | 35.469.079 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | | 5.331.227 | | (8.908.785) |
| 12) Accantonamenti per rischi | | 1.947.675 | | 3.355.876 |
| 14) Oneri diversi di gestione | | 2.291.751 | | 3.685.439 |
| TOTALE COSTI DELLA PRODUZIONE | | 508.964.455 | | 461.704.959 |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | | 53.102.883 | | 48.076.001 |
| C) PROVENTI E ONERI FINANZIARI | | | | |
| 15) Proventi da partecipazioni: | | | | |
| a) da imprese controllate | 48.916 | | 0 | |
| d) altri | 1.376.652 | 1.425.568 | 11.017.723 | 11.017.723 |
| 16) Altri proventi finanziari: | | | | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | 7.152 | | 1.599.461 | |
| d) proventi diversi dai precedenti: | | | | |
| - da imprese controllate | 11.545.614 | | 102.490 | |
| - da imprese collegate | 374.051 | | | |
| - da imprese controllanti | | | 207.080 | |
| - altri | 11.358.017 | 23.284.834 | 14.719.692 | 16.628.723 |
| 17) Interessi e altri oneri finanziari: | | | | |
| a) da imprese controllate | (2.501.439) | | (1.605.971) | |
| b) da imprese controllanti | | | (3.429.740) | |
| c) altri | (31.961.409) | (34.462.848) | (24.713.552) | (29.749.263) |
| TOTALE PROVENTI ED ONERI FINANZIARI | | (9.752.446) | | (2.102.817) |
| D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | | | |
| 18) Rivalutazioni: | | | | |
| a) di partecipazioni | | | | 702.368 |
| 19) Svalutazioni: | | | | |
| a) di partecipazioni | | (24.853.169) | | (291.885) |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | (24.853.169) | | 410.483 |
| E) PROVENTI ED ONERI STRAORDINARI | | | | |
| 20) Proventi: | | | | |
| b) varie | | 86.713 | | 1.266.850 |
| 21) Oneri: | | | | |
| b) altri oneri straordinari | | (2.795.250) | | (11.392.066) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | | (2.708.537) | | (10.125.216) |
| RISULTATO PRIMA DELLE IMPOSTE | | 15.788.731 | | 36.258.451 |
| 22) Imposte sul reddito dell'esercizio | | (9.648.406) | | (18.457.751) |
| 23) UTILE DELL'ESERCIZIO | | 6.140.325 | | 17.800.700 |

## Rendiconto finanziario per gli esercizi chiusi al 31 dicembre 2001 e 2000

| | 2001 | 2000 | Variazione |
|---|---|---|---|
| **Flussi finanziari generati (assorbiti) dalle operazioni dell'esercizio:** | | | |
| Utile dell'esercizio | 6.140.325 | 17.800.720 | (11.660.395) |
| Ammortamenti | 35.887.382 | 32.460.865 | 3.426.517 |
| Accantonamenti e svalutazioni al netto degli utilizzi | 25.131.682 | 5.714.596 | 19.417.086 |
| **Totale autofinanziamento** | **67.159.389** | **55.976.181** | **11.183.208** |
| Variazioni del capitale circolante: | | | |
| Crediti commerciali | 806.700 | 4.669.803 | (3.863.103) |
| Rimanenze nette | 13.722.486 | (25.344.089) | 39.066.575 |
| Debiti commerciali | 1.389.000 | 10.798.081 | (9.409.081) |
| Altri debiti, crediti, ratei e risconti | 2.515.713 | 9.694.412 | (7.178.699) |
| Crediti e debiti verso soc. controllanti, controllate e collegate | (37.823.871) | (8.626.380) | (29.197.492) |
| ***Totale variazioni del capitale circolante*** | ***(19.389.972)*** | ***(8.808.172)*** | ***(10.581.800)*** |
| | | | |
| **Flussi finanziari generati (assorbiti) dalle attività di investimento** | | | |
| Investimenti in Immobilizzazioni Materiali | (16.111.277) | (12.175.988) | (3.935.289) |
| Partecipazioni | (20.881.396) | (29.837.781) | 8.956.385 |
| Investimenti in Immobilizzazioni Immateriali | (16.478.527) | (1.747.690) | (14.730.837) |
| Variazione netta crediti verso altri | 225.694 | 9.637.602 | (9.411.908) |
| **Totale flussi generati dalle attività di investimento** | **(53.245.506)** | **(34.123.857)** | **(19.121.649)** |
| | | | |
| **Flussi finanziari generati (assorbiti) dai movimenti di Patrimonio Netto** | | | |
| Aumento Capitale Sociale e Sovrapprezzo azioni | 256.917.240 | 0 | 256.917.240 |
| **Totale flussi generati dai movimenti di Patrimonio Netto** | **256.917.240** | **0** | **256.917.240** |
| | | | |
| **Variazione posizione finanziaria netta** | **251.441.151** | **13.044.152** | **238.396.999** |
| | | | |
| Posizione finanziaria netta al 31 dicembre 2000 | (190.919.138) | (203.963.290) | 13.044.152 |
| **Posizione finanziaria netta al 31 dicembre 2001** | **60.522.013** | **(190.919.138)** | **251.441.151** |

| | | | |
|---|---|---|---|
| Variazione riserva straordinaria per compensazione imposta sostitutiva | 0 | (22.763.871) | 22.763.871 |
| Variazione "Altri debiti" per imposta sostitutiva | 0 | 22.763.871 | (22.763.871) |

**Prospetto delle variazioni nei conti di patrimonio netto per l'esercizio chiuso al 31 dicembre 2001**

| | Capitale sociale | Riserva Sovraprezzo azioni | Riserva legale | Riserva straordinaria | Utile (perdita) d'esercizio | Totale |
|---|---|---|---|---|---|---|
| **Saldi al 01 gennaio 2001** | **206.583** | **0** | **2.358** | **17.684** | **17.801** | **244.426** |
| Ripartizione risultato d'esercizio 2000 come da assemblea del 18/04/01 | | | 896 | 16.905 | (17.801) | 0 |
| Conversione del Capitale Sociale in Euro come da assemblea straordinaria del 18/04/01 | 1.417 | | | | | 1.417 |
| Aumento del Capitale Sociale come da assemblea straordinaria del 18/04/01 | 128.000 | | | | | 128.000 |
| Aumento del Capitale Sociale in seguito alla quotazione in Borsa del 24/07/01 | 112.500 | 15.000 | | | | 127.500 |
| Utile d'esercizio | | | | | 6.140 | 6.140 |
| **Saldi al 31 dicembre 2001** | **448.500** | **15.000** | **3.254** | **34.589** | **6.140** | **507.483** |

**NOTA INTEGRATIVA**

---

PREMESSA

Il bilancio dell'esercizio chiuso al 31 dicembre 2001 è stato redatto in conformità alla normativa del Codice Civile integrata dai principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri e dalle Disposizioni della Consob ed è costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa.

Vengono inoltre fornite tutte le informazioni complementari ritenute necessarie, per una rappresentazione veritiera e corretta, anche se non richiesto da specifiche disposizioni di legge. I criteri di valutazione utilizzati sono coerenti con quelli dell'esercizio precedente e rispondono a quanto richiesto dall'art. 2426 c.c.

Nel bilancio al 31 dicembre 2001 sono stati indicati gli importi delle corrispondenti voci del bilancio al 31 dicembre 2000.

Per facilità di lettura e per maggior chiarezza espositiva, le cifre qui indicate sono espresse in M/Euro (migliaia di Euro).

CRITERI APPLICATI NELLA VALUTAZIONE DELLE VOCI E NELLE RETTIFICHE DI VALORE

I criteri di valutazione più significativi applicati nella redazione del bilancio d'esercizio al 31 dicembre 2001 sono i seguenti:

**a- Immobilizzazioni immateriali**
Le immobilizzazioni immateriali sono iscritte al costo di acquisto inclusivo degli oneri accessori e sono ammortizzate sistematicamente in relazione della loro residua utilità futura.

La voce costi di impianto e di ampliamento, che include le spese di costituzione e per aumenti di capitale ed i costi sostenuti per l'ammissione alla quotazione presso la Borsa di Milano, è ammortizzata in un periodo di cinque anni.

Le spese di ricerca e sviluppo sono imputate a conto economico a meno che siano relative alla realizzazione di specifici prodotti chiaramente definiti per i quali è ragionevolmente dimostrata la fattibilità tecnica degli stessi e l'esistenza di un futuro mercato. Il valore di iscrizione viene sistematicamente ammortizzato in un periodo di cinque anni.
Le concessioni, marchi e diritti simili sono ammortizzati in relazione alla loro residua possibilità di utilizzo stimata in un periodo di venti anni per i marchi e di quattro anni per i diritti di utilizzo delle opere di ingegno. Per quanto riguarda i marchi sono calcolati in aggiunta ammortamenti esclusivamente per finalità fiscali e nei limiti di quanto previsto dalla normativa tributaria.
L'avviamento è ammortizzato sistematicamente in un periodo di 10 anni che si ritiene possa essere ragionevolmente considerato rappresentativo dell'utilità futura.
Si rammenta che, ai sensi dell'Art. 2426 del C.C., fintanto che l'ammortamento dei costi di impianto e ampliamento, di ricerca, di sviluppo e pubblicità aventi durata pluriennale non risulti completato possono essere distribuiti dividendi solo se residuano riserve disponibili sufficienti a coprire l'ammontare residuo dei costi capitalizzati.

**b- Immobilizzazioni materiali**
Le immobilizzazioni materiali sono iscritte al costo di acquisto o di produzione, comprensivo degli oneri accessori di diretta imputazione, nonché di una quota parte dei costi indiretti ragionevolmente imputabili al cespite, aumentato per alcune categorie di beni delle rivalutazioni monetarie effettuate ai sensi delle Leggi n. 576/75, n.72/83 e n. 413/91, e rettificato dai rispettivi ammortamenti accumulati.
Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni.

Gli ammortamenti sono calcolati in modo sistematico e per quote costanti applicando, sulla base della vita utile dei cespiti, a partire dall'esercizio di entrata in funzione del bene, le seguenti aliquote di ammortamento, ridotte della metà per il primo esercizio:

| | |
|---|---|
| Fabbricati | 3,0% |
| Costruzioni leggere | 10,0% |
| Impianti generici/specifici | 10,0% |
| Grandi Impianti specifici | 15,5% |
| Forni di trattamento | 15,0% |
| Attrezzatura varia | 25,0% |
| Impianti di depurazione | 15,0% |
| Mobili e macchine ufficio | 12,0% |
| Macchine elettromeccaniche | 20,0% |
| Autoveicoli da trasporto | 20,0% |
| Autovetture | 25,0% |

Negli esercizi in cui la società si avvale del beneficio fiscale degli ammortamenti anticipati, questi sono iscritti indistintamente assieme agli ammortamenti ordinari, con contropartita la riduzione diretta delle relative voci delle Immobilizzazioni materiali. Gli effetti della contabilizzazione degli ammortamenti anticipati, sotto il profilo economico e patrimoniale, vengono evidenziati in sede di commento della voce "immobilizzazioni materiali".

I costi di manutenzione ordinaria sono addebitati integralmente a conto economico; quelli aventi natura incrementativa della vita utile dei beni cui si riferiscono sono attribuiti ai cespiti stessi e ammortizzati in relazione alle residue possibilità di utilizzo.

**c- Immobilizzazioni finanziarie**
Le partecipazioni sono valutate con il criterio del costo di acquisto, rettificato nei casi in cui le partecipate abbiano subito perdite di valore ritenute durevoli; il valore originario è ripristinato negli esercizi successivi ove vengano meno i motivi della svalutazione effettuata.

**d- Rimanenze di magazzino**
Le rimanenze sono valutate al minore tra il costo di acquisto o produzione ed il valore di realizzo desunto dall'andamento di mercato, applicando il criterio del costo medio ponderato. Il costo di produzione è stato utilizzato per i prodotti finiti e semilavorati; nella valutazione dei prodotti in corso di lavorazione si è tenuto conto del costo di produzione in funzione delle effettive fasi di lavorazione raggiunte a fine esercizio. Le rimanenze obsolete o a lento rigiro sono svalutate in relazione alla loro presunta possibilità di utilizzo futuro mediante l'iscrizione di un apposito fondo rettificativo del valore delle rimanenze.

**e- Crediti e debiti**
I crediti sono iscritti in bilancio al valore di presunto realizzo mediante lo stanziamento di congrui fondi di svalutazione, determinati adottando criteri di prudenza.
I debiti sono valutati al valore nominale.

**f- Attività finanziarie che non costituiscono immobilizzazioni**
Il valore di iscrizione dei titoli è determinato sulla base del costo di acquisto ovvero al valore di realizzazione desumibile dall'andamento del mercato, se minore; tale minor valore non è mantenuto nei successivi bilanci se ne sono venuti meno i motivi.

**g- Ratei e risconti**
I ratei e risconti attivi e passivi sono valorizzati sulla base del principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi, sugli esercizi medesimi.

**h- Disponibilità liquide**
Sono valutate al valore nominale.

**i-Fondi per rischi e oneri**
Sono stanziati in bilancio fondi specifici al fine di coprire oneri di natura determinata, di esistenza certa o probabile, dei quali alla chiusura dell'esercizio non sono determinabili l'ammontare o la data di sopravvenienza; gli stanziamenti riflettono la migliore stima possibile sulla base delle informazioni disponibili.

**l- Trattamento di fine rapporto di lavoro subordinato**
Il trattamento fine rapporto è accantonato in conformità alle leggi e ai contratti di lavoro in vigore e riflette la passività maturata nei confronti di tutti i dipendenti alla data di bilancio.

**m- Costi e ricavi**
Sono iscritti in bilancio secondo il principio della prudenza e della competenza economica.
I ricavi sono indicati al netto dei resi, degli sconti, degli abbuoni e dei premi, nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. I ricavi

per la vendita dei prodotti sono riconosciuti al momento del passaggio di proprietà che generalmente coincide con la spedizione dei beni.
I costi sono imputati al bilancio secondo criteri analoghi a quelli di riconoscimento dei ricavi.

**n- Differenze cambio originate da operazioni in valuta estera e criteri di conversione delle poste in valuta.**
Le operazioni effettuate in valuta estera vengono contabilizzate ai cambi contabili del momento in cui vengono poste in essere e le differenze cambio originatesi nel periodo vengono imputate al conto economico tra gli oneri e proventi finanziari.
I debiti e crediti in essere alla chiusura dell'esercizio e i contratti derivati di copertura sono adeguati ai cambi in vigore alla data di bilancio solo se dall'adeguamento complessivo scaturisce una perdita, mediante l'accantonamento al fondo rischi cambi così come consentito dalle norme di legge.

**o- Strumenti finanziari**
Gli strumenti finanziari utilizzati per operazioni di copertura del rischio di cambio sono valutati in modo coerente con le attività e passività coperte. Relativamente alle operazioni di copertura delle attività e passività non denominate in Euro, gli oneri e proventi sono rilevati per competenza.

**p- Imposte sul reddito**
Sono determinate in relazione al reddito imponibile ed in conformità alle disposizioni vigenti. E' inoltre contabilizzato il saldo netto tra le imposte anticipate e differite sulla base di quanto previsto dal documento n. 25 emesso dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri in materia di trattamento contabile delle imposte sui redditi; sono state quindi stanziate le imposte anticipate (differite) secondo il metodo della passività fiscale per recepire gli effetti fiscali su tutte le differenze temporanee emergenti fra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali, applicando l'aliquota fiscale attualmente vigente. Le imposte anticipate sono contabilizzate tra i crediti verso altri (nell'attivo circolante), al netto delle imposte differite.

**q- Dividendi**
I dividendi ed il relativo credito d'imposta delle società controllate, collegate e da altre partecipazioni sono contabilizzati nell'esercizio in cui vengono incassati.

**r- Conti d'ordine**
Gli impegni e le garanzie sono indicati nei conti d'ordine al loro valore contrattuale.

ILLUSTRAZIONE DELLE PRINCIPALI VOCI DELLO STATO PATRIMONIALE E DEL CONTO ECONOMICO.

**I- Immobilizzazioni immateriali**

Il dettaglio è il seguente:

| | 31.12.2001 | | 31.12.2000 | | Differenza |
|---|---|---|---|---|---|
| [in migliaia di Euro] | Lordo | Netto | Lordo | Netto | Netta |
| Costi d'impianto e di ampliamento | 15.072 | 11.740 | 397 | 41 | 11.699 |
| Costi di ricerca, sviluppo e pubblicità | 209 | 140 | 138 | 110 | 30 |
| Diritti di brevetto | 13.443 | 1.741 | 12.099 | 1.339 | 402 |
| Licenze, marchi e diritti simili | 120.373 | 78.785 | 120.373 | 88.643 | (9.858) |
| Avviamento | 322 | 161 | 322 | 193 | (32) |
| Altre voci | 1.566 | 660 | 1.159 | 549 | 111 |
| **Totale** | **150.985** | **93.227** | **134.488** | **90.875** | **2.352** |

L'aumento di M/Euro 2.352 è la risultante principalmente della variazione della voce "Costi di impianto e di ampliamento".

La voce "Costi di impianto e ampliamento" è aumentata di M/Euro 11.699 per effetto degli oneri sostenuti per l'ammissione alla quotazione presso la Borsa Valori di Milano; tali oneri includono i costi relativi alla predisposizione del prospetto informativo e delle altre competenze legate all'operazione, tra cui i costi finanziari di collocamento e i costi per la comunicazione e l'informativa di mercato per un importo totale, al lordo degli ammortamenti, di M/Euro 14.675.

La voce "diritti di brevetto e diritti di utilizzo delle opere di ingegno" include soprattutto diritti di utilizzo di software.

La voce "concessione, licenze, marchi e diritti simili" include soprattutto i marchi iscritti in seguito all'allocazione del disavanzo della fusione avvenuta nel 1995, che sono relativi al marchio aziendale e ad altri marchi registrati del gruppo (quali "Pinguino", "Sfornatutto", "Friggimeglio", "Stiromeglio", ecc.).

I marchi sono stati ammortizzati sulla base di un periodo di ammortamento di 10 anni, inferiore rispetto a quanto previsto dai criteri precedentemente menzionati esclusivamente per finalità fiscali. I maggiori ammortamenti, calcolati esclusivamente in applicazione di norme tributarie così come consentito dall'art. 2426 2° comma del Codice Civile, ammontano a M/Euro 3.879.

Qualora non si fossero effettuati i suddetti maggiori ammortamenti il risultato d'esercizio ed il patrimonio netto sarebbero stati superiori rispettivamente di M/Euro 2.318 e di M/Euro 4.636 al netto dell'effetto fiscale.

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2001 nelle principali voci delle immobilizzazioni immateriali:

| [in migliaia di Euro] | *Costi di* **Impianto e ampliamento** | *Costi di* **ricerca, sviluppo** | *Diritti di* **brevetto** | **Licenze, marchi e diritti simili** | **Avviamento** | **Altre** | **Totale** |
|---|---|---|---|---|---|---|---|
| **Saldo iniziale netto** | 41 | 110 | 1.339 | 88.643 | 193 | 549 | 90.875 |
| Incrementi | 14.675 | 72 | 1.346 | - | - | 392 | 16.485 |
| Decrementi | - | - | (2) | - | - | (4) | (6) |
| Ammortamenti | (2.976) | (42) | (942) | (9.858) | (32) | (277) | (14.127) |
| **Saldo finale netto** | **11.740** | **140** | **1.741** | **78.785** | **161** | **660** | **93.227** |

## II- Immobilizzazioni materiali

Le immobilizzazioni materiali sono così dettagliate:

| [in migliaia di Euro] | 31.12.2001 Lordo | Netto | 31.12.2000 Lordo | Netto | Differenza 2001/2000 |
|---|---|---|---|---|---|
| Terreni e fabbricati | 85.258 | 59.254 | 84.890 | 61.467 | (2.213) |
| Impianti e macchinari | 115.588 | 26.890 | 109.078 | 29.041 | (2.151) |
| Attrezzature industriali | 66.118 | 7.952 | 58.003 | 8.994 | (1.042) |
| Altre | 12.869 | 1.503 | 12.625 | 1.931 | (428) |
| Immobilizzazioni in corso e acconti | 660 | 660 | 475 | 475 | 185 |
| **Totale** | **280.493** | **96.259** | **265.071** | **101.908** | **(5.649)** |

La diminuzione di M/Euro 5.649 è la risultante soprattutto di incrementi della voce "Impianti e macchinari" (M/Euro 6.902) e "Altre attrezzature industriali" (M/Euro 8.262), alimentata prevalentemente da stampi e attrezzature destinati alla produzione di nuovi prodotti e degli ammortamenti calcolati nell'esercizio per M/Euro 21.760.
La voce "Immobilizzazioni in corso" è relativa soprattutto allo stato avanzamento lavori per la costruzione del nuovo magazzino prodotti finiti di Mignagola (Treviso).

Nel corrente e in precedenti esercizi sono stati stanziati ammortamenti anticipati al fine di usufruire dei benefici fiscali, nei limiti previsti dalla vigente normativa tributaria. Qualora fossero stati calcolati gli ammortamenti unicamente sulla base delle aliquote ordinarie la voce "Immobilizzazioni materiali" sarebbe risultata superiore di M/Euro 10.290 e la voce "Ammortamenti" sarebbe risultata inferiore di M/Euro 3.110. Di conseguenza il patrimonio netto ed il risultato d'esercizio sarebbero risultati rispettivamente superiori di M/Euro 6.148 e di M/Euro 1.858 al netto del relativo effetto fiscale.

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2001 nelle principali voci delle immobilizzazioni materiali.

| [in migliaia di Euro] | Terreni e fabbricati | Impianti e macchinari | Attrezzature industriali e commerciali | Altri beni | Immobilizz. in corso e acconti | Totale |
|---|---|---|---|---|---|---|
| **Saldo iniziale netto** | 61.467 | 29.041 | 8.994 | 1.931 | 475 | 101.908 |
| Incrementi | 369 | 6.902 | 8.262 | 932 | 185 | 16.650 |
| Decrementi | - | (357) | (137) | (45) | - | (539) |
| Ammortamenti | (2.582) | (8.696) | (9.167) | (1.315) | - | (21.760) |
| **Saldo finale netto** | **59.254** | **26.890** | **7.952** | **1.503** | **660** | **96.259** |

## III- Immobilizzazioni finanziarie

### 1- Partecipazioni

Il dettaglio è il seguente:

| Imprese controllate | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| De' Longhi Pinguino S.A. | 22.744 | 23.413 | (669) |
| Simac Vetrella S.p.A. (*) | 10.393 | 10.393 | 0 |
| Ariagel S.p.A. | 2.073 | 3.695 | (1.622) |
| La Supercalor S.p.A. | 2.933 | 2.866 | 67 |
| De' Longhi France SARL(**) | 2.440 | 2.402 | 38 |
| De' Longhi America Inc. | 1.407 | 1.407 | 0 |
| De' Longhi Canada Inc. | 1.214 | 1.214 | 0 |
| De' Longhi LTD | 1.145 | 1.145 | 0 |
| De' Longhi Nederland B.V. | 681 | 681 | 0 |
| Clim.Re S.A. | 54 | 54 | 0 |
| E-Services S.r.l. | 26 | 26 | 0 |
| **Totale** | **45.110** | **47.296** | **(2.186)** |

(*) Il valore è la sommatoria delle partecipazioni di Effeplast S.r.l. e di Simac-Vetrella in seguito alla fusione deliberata il 16/01/2001 che ha previsto l'incorporazione di Simac-Vetrella in Effeplast con il contestuale cambio di denominazione sociale in Simac-Vetrella S.p.A.

(**) L'importo include la partecipazione in Kenwood Holding S.A. che è stata incorporata da De'Longhi France a fine dicembre 2001.

| Imprese collegate | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Comitalia Società Fiduciaria | 3.025 | 3.025 | 0 |
| Omas S.r.l. | 1.136 | 1.136 | 0 |
| Effegici S.r.l. | 201 | 201 | 0 |
| Parex Industries Limited | 0 | 0 | 0 |
| Liguria Vita S.p.A. | 0 | 1.786 | (1.786) |
| **Totale** | **4.362** | **6.148** | **(1.786)** |

| Altre imprese | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| SP. Tasoglou S.A. | 142 | 142 | 0 |
| Altre minori | 10 | 11 | (1) |
| **Totale** | **152** | **153** | **(1)** |

| | | | |
|---|---|---|---|
| **Totale Partecipazioni** | **49.624** | **53.597** | **(3.973)** |

L'elenco delle partecipazioni è riepilogato nell'allegato n° 1.

La diminuzione del valore di M/Euro 3.973 è la risultante di:

- Acquisizione della quota di minoranza pari al 5% in La Supercalor S.p.A. per M/Euro 67.
- Acquisizione della quota di minoranza nella società Ariagel S.p.A. pari al 10% per l'importo di M/Euro 362.
- Svalutazione prudenziale della partecipazione in Ariagel S.p.A. per l'importo di M/Euro 1.983. La società Ariagel S.p.A. ha chiuso l'esercizio 2001 in forte perdita soprattutto per oneri straordinari da ristrutturazione; in data 15 marzo 2002 è stato effettuato un versamento a copertura perdite per l'importo di M/Euro 1.983.
- Acquisizione del 100% della filiale Francese della partecipata Kenwood per l'importo di M/Euro 38 allo scopo di razionalizzare la struttura societaria del Gruppo De' Longhi sul mercato Francese; durante il mese di dicembre 2001 è stata poi deliberata la fusione per incorporazione della società acquisita in De' Longhi France SARL.

- Versamento in conto capitale effettuato nel mese di dicembre 2001 nella società controllata De' Longhi Pinguino S.A. per l'importo di M/Euro 22.200 e della successiva prudenziale svalutazione della partecipazione per l'importo di M/Euro 22.869 per effetto dell'allineamento al valore del patrimonio netto.
- Acquisizione del 49% della partecipazione nella società Parex Industries Limited che svolge attività di distribuzione dei prodotti del Gruppo De' Longhi nei mercati della Nuova Zelanda e dell'Australia. L'acquisizione è stata perfezionata allo scopo di acquisire un maggior controllo e sicurezza in un mercato strategico quale l'Oceania. In tale contesto è stata incassata una parte rilevante dei crediti vantati verso il distributore, per l'importo di $NZ 13,8 milioni ed è stato concesso, per facilitare il perfezionamento dell'operazione, un finanziamento fruttifero di pari importo garantito dalle attività della società.
- Alienazione della partecipazione nella società collegata Liguria Vita S.p.A.; detta partecipazione, nell'ambito del progetto di ristrutturazione societario iniziato a fine 2000, che prevedeva l'alienazione di partecipazioni considerate non più strategiche, è stata venduta a De' Longhi Soparfi S.A. per l'importo di M/Euro 3.099, con la realizzazione di una plusvalenza di M/Euro 1.313. Tale corrispettivo, determinato sulla base di una valutazione predisposta da esperti indipendenti, è stato interamente incassato.

Ai sensi dell'art. 2426 c.c. n° 3, si evidenzia che alcune partecipate risultano iscritte in bilancio ad un valore superiore a quello della corrispondente frazione del patrimonio netto risultante dall'ultimo bilancio approvato, in quanto sussistono positive prospettive economiche e/o maggiori valori iscritti nelle attività della partecipata.

### 2- Crediti

Il dettaglio è il seguente:

| Verso Imprese controllate | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| De' Longhi Nederland B.V. | 4.500 | 0 | 4.500 |
| De' Longhi Pinguino S.A. | 393.799 | 72.901 | 320.898 |
| **Totale** | **398.299** | **72.901** | **325.398** |

I finanziamenti concessi hanno natura di breve termine e maturano interessi a tassi di mercato.
I crediti verso De' Longhi Pinguino S.A. si riferiscono prevalentemente a finanziamenti concessi per le acquisizioni effettuate a fine dicembre 2000 e nel corso del 2001.

| Verso Imprese collegate | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Parex Industries Limited | 6.197 | 0 | 6.197 |
| **Totale** | **6.197** | **0** | **6.197** |

Tale finanziamento ha scadenza 31/03/2005 e matura interessi a tassi di mercato (riferimento al paragrafo precedente).

| Verso Altri | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Credito per Anticipo Ritenute TFR | 505 | 734 | (229) |
| Depositi cauzionali | 56 | 53 | 3 |
| **Totale** | **561** | **787** | **(226)** |

## C) ATTIVO CIRCOLANTE

**I- Rimanenze**

La comparazione dei valori delle rimanenze di magazzino è la seguente:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Materie prime | 29.505 | 34.836 | (5.331) |
| Prodotti in corso di lavorazione | 7.959 | 7.137 | 822 |
| Prodotti finiti | 40.091 | 49.304 | (9.213) |
| **Totale** | **77.555** | **91.277** | **(13.722)** |

La significativa diminuzione del valore delle rimanenze rispetto al medesimo periodo del 2000 di M/Euro 13.722, pur in presenza di un incremento delle vendite, è dovuta prevalentemente alle azioni intraprese nel corso del 2001 con l'obiettivo di riduzione del circolante.
L'importo delle rimanenze è rettificato da un fondo svalutazione magazzino di M/Euro 2.948 (M/Euro 2.841 nel 2000) per i prodotti e le materie prime che presentano bassa rotazione o obsolescenza e considerati non più strategici per l'azienda.
Si rileva inoltre che la valutazione delle rimanenze di magazzino sulla base del costo corrente non evidenzierebbe differenze significative.

**II- Crediti**

**1- Crediti verso clienti**

I crediti verso clienti sono esposti al netto di un fondo svalutazione crediti pari a M/Euro 3.450 che rappresenta la stima ragionevole del rischio prevedibile alla data di redazione del bilancio ed è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia.
I movimenti del fondo svalutazione crediti sono riepilogati nella tabella che segue:

| | Saldo 2000 | Utilizzo | Acc.to | Saldo 2001 |
|---|---|---|---|---|
| Fondo Svalutazione Crediti | 2.631 | (999) | 1.818 | 3.450 |

La riduzione dei crediti verso clientela, pur in presenza di un incremento di attività, è dovuta prevalentemente ad un miglioramento dei termini di incasso.

La società ha ricevuto garanzie da clienti (soprattutto fidejussioni) per l'importo di M/Euro 631 a copertura delle transazioni commerciali.

**2- Crediti verso imprese controllate**

Il dettaglio della voce crediti verso imprese controllate è così specificato:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Crediti commerciali | 156.650 | 107.819 | 48.831 |
| Crediti finanziari | 12.271 | 102 | 12.169 |
| **Totale** | **168.921** | **107.921** | **61.000** |

La variazione nella voce crediti commerciali è dovuta al rilevante incremento nelle vendite verso le più importanti filiali commerciali estere che hanno evidenziato, rispetto al medesimo periodo del 2000, significativi incrementi delle vendite.

L'incremento nella voce crediti finanziari è dovuto a crediti concessi principalmente alle società controllate De' Longhi Pinguino S.A., Ariagel S.p.A., DL Radiators S.p.A. ed Elba S.p.A.

**3- Crediti verso imprese collegate**

I crediti, che hanno natura commerciale, sono prevalentemente verso la società Parex Industries Limited, distributore nei mercati della Nuova Zelanda e Australia.

**4- Crediti verso imprese controllanti**

Il dettaglio della voce crediti verso imprese controllanti è il seguente:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| De' Longhi Soparfi S.A. | 3.284 | 185 | 3.099 |
| De' Longhi Holding S.A. | 22 | 22 | - |
| **Totale** | **3.306** | **207** | **3.099** |

Gli importi sono relativi al residuo di interessi da corrispondere alle controllanti maturati su finanziamenti già estinti negli esercizi precedenti e al credito verso la società De' Longhi Soparfi S.A. a seguito della vendita della società Liguria Vita S.p.A. (riferimento alla sezione dell'attivo "Partecipazioni").

**5- Crediti verso altri**

Il dettaglio della voce crediti verso altri include:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Crediti per imposte anticipate | 5.567 | 7.127 | (1.560) |
| Crediti verso Erario | 2.823 | 8.909 | (6.086) |
| Anticipi a fornitori | 507 | 1.264 | (757) |
| Anticipi al personale | 139 | 99 | 40 |
| Altri crediti | 4.565 | 5.443 | (878) |
| **Totale crediti verso altri** | **13.601** | **22.842** | **(9.241)** |

La voce è diminuita di M/Euro 9.241 per effetto soprattutto della diminuzione dei Crediti verso l'Erario; in particolare tale diminuzione è dovuta al recupero del credito IVA, avvenuto mediante l'utilizzo dell'istituto della liquidazione di Gruppo, effettuata ai sensi del DM 13/12/79 Art. 1 e seguenti, che ha consentito di assorbire quasi completamente il credito stratificatosi negli esercizi precedenti.

La voce "Crediti per imposte anticipate" è riferita all'iscrizione delle imposte anticipate che sono state calcolate sulle differenze temporanee emergenti tra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali.
Il saldo patrimoniale per imposte anticipate al 31 dicembre 2001 è a credito per M/Euro 5.567.
Il dettaglio è il seguente:

| Imposte anticipate relative a: | 2001 | 2000 | Variazione |
|---|---|---|---|
| - accantonamento a fondi rischi e altri fondi | 4.269 | 5.736 | (1.467) |
| - svalutazioni di partecipazioni non deducibili | 543 | 683 | (140) |
| - altre differenze temporanee | 793 | 722 | 71 |
| **Imposte differite per:** | | | |
| - altro | (38) | (14) | (24) |
| **Totale credito per imposte anticipate (differite)** | **5.567** | **7.127** | **(1.560)** |

**III- Attività finanziarie che non costituiscono immobilizzazioni**

La voce, che è pari a M/Euro 906, è composta da partecipazioni azionarie acquistate per impiego di eccedenze di tesoreria.

**IV- Disponibilità liquide**

La voce, che è pari a M/Euro 17.975, è relativa principalmente ad eccedenze nei c/c di corrispondenza intrattenuti con gli Istituti di Credito costituiti dagli incassi da clienti ricevuti a fine anno.

**D) RATEI E RISCONTI**

In dettaglio, sono così analizzati:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Ratei attivi: | | | |
| Proventi finanziari | 1.833 | 1.676 | 157 |
| Risconti attivi: | | | |
| Oneri finanziari | 527 | 920 | (76) |
| Altro | 764 | 501 | (54) |
| Totale | 1.291 | 1.421 | (130) |
| **Totale ratei e risconti** | **3.124** | **3.097** | **27** |

La voce "Ratei attivi" include i proventi finanziari relativi prevalentemente alle operazioni di copertura in derivati.

La voce dei Risconti attivi "Oneri finanziari" si riferisce principalmente, per M/Euro 512, alla commissione una tantum corrisposta al momento della stipula di un contratto di copertura tassi e cambi connesso al finanziamento ricevuto di 14,7 miliardi di Yen (Si veda a riguardo quanto indicato alla sezione "Debiti verso controllate"). La voce "Altro" accoglie prevalentemente il differimento di costi di pubblicità per M/Euro 181 di competenza di esercizi successivi e l'imposta sostitutiva su finanziamenti a M/L termine per M/Euro 217.

COMMENTI ALLE PRINCIPALI VOCI DEL PASSIVO

**A) PATRIMONIO NETTO**

La movimentazione delle voci componenti il patrimonio netto è riportata negli schemi di bilancio; di seguito vengono commentate le principali voci e le variazioni.

L'informativa relativa alle imposte disponibili per l'attribuzione di credito d'imposta ai soci è riepilogata nell'allegato n° 6.

**I- Capitale sociale**

La voce si è incrementata per:

- Aumento di capitale sociale a pagamento deliberato il 18 aprile 2001 per l'importo di M/Euro 129.417 interamente versato. La medesima assemblea ha altresì deliberato la conversione del capitale in Euro ed il raggruppamento delle azioni emesse mediante l'aumento del loro valore nominale a Euro 3;
- Aumento del capitale sociale per effetto dell'Offerta Pubblica di Sottoscrizione in occasione della quotazione sul mercato telematico di Milano del 23/07/01. L'operazione è consistita in un'offerta di sottoscrizione di n° 37.500.000 azioni ordinarie di De' Longhi S.p.A. al valore di Euro 3,4 cadauna indirizzate al pubblico indistinto in Italia per n° 11.055.000 azioni ed un contestuale collocamento privato riservato ad investitori professionali in Italia ed a investitori istituzionali all'estero per n° 26.445.000 azioni, per un controvalore complessivo di Euro 127,5 milioni. In seguito all'Offerta Pubblica di Sottoscrizione il capitale sociale della De' Longhi è costituito da n° 149.500.000 azioni dal valore nominale di Euro 3 per un totale di Euro 448,5 milioni.

**II- Riserva sovraprezzo azioni**
A seguito della sopracitata Offerta Pubblica di Sottoscrizione è stata costituita una Riserva per sovraprezzo azioni pari a M/Euro 15.000.

**IV- Riserva legale**
Al 31 dicembre 2000 tale voce risultava pari a M/Euro 2.358. L'incremento pari a M/Euro 896 è dovuto alla destinazione dell'utile d'esercizio come da delibera dell'Assemblea degli azionisti del 18 aprile 2001.

**VII- Altre riserve**
**Riserva straordinaria**
La riserva straordinaria ammonta a M/Euro 34.589; l'incremento di M/Euro 16.905 rispetto al 31 dicembre 2000 è dovuto alla destinazione dell'utile d'esercizio come da delibera dell'Assemblea degli azionisti del 18 aprile 2001.

Nel 2000 la società ha effettuato il riallineamento dei valori riconosciuti fiscalmente di alcune categorie di immobilizzazioni rispetto ai maggiori valori civilistici esposti in bilancio; come previsto dalla normativa di riferimento è stato posto un vincolo fiscale alla voce di patrimonio netto "Riserva straordinaria" per M/Euro 17.560, alla voce di bilancio "Riserva legale" per M/Euro 2.324 e alla voce "Capitale sociale" per M/Euro 99.934, per un importo complessivo di M/Euro 119.818.

## B) FONDI PER RISCHI E ONERI

**1- Fondi di trattamento quiescenza agenti e obblighi simili**
La voce include il fondo indennità suppletiva di clientela che accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento delle indennità di fine rapporto che, al ricorrere delle condizioni di cui all'art. 1751 c.c., debbono essere corrisposte agli agenti.
Il dettaglio del fondo indennità suppletiva di clientela è il seguente.

| | Saldo 2000 | Utilizzo | Acc.to | Saldo 2001 |
|---|---|---|---|---|
| Fondo Indennità Supplettiva di clientela | 1.373 | (87) | 278 | 1.564 |

**3- Altri fondi**
Il dettaglio è il seguente:

| | Saldo 2000 | Utilizzo | Acc.to | Saldo 2001 |
|---|---|---|---|---|
| Fondo garanzia prodotti | 930 | - | 220 | 1.150 |
| Fondo Rischi cambio | 1.510 | (1.510) | - | 0 |
| Fondo resi su vendite | 258 | - | 365 | 623 |
| Fondo rischi futuri | 4.132 | (2.114) | 1.084 | 3.102 |
| **Totale** | **6.830** | **(3.624)** | **1.669** | **4.875** |

Il fondo garanzia prodotti è stato stanziato sulla base di una stima prudenziale dei costi stimati per interventi in garanzia per le vendite effettuate al 31 dicembre 2001.

Il fondo "rischi futuri" è relativo a rischi di varia natura che potrebbero determinare l'emergere di passività potenziali; in particolare gli accantonamenti prudenziali effettuati dalla Società sono relativi, per l'importo di M/Euro 1.084, al rischio di passività che potrebbero sorgere in

seguito ad alcuni reclami per prodotti venduti sul mercato americano (limitatamente alla franchigia assicurativa a nostro carico). L'importo si è ridotto rispetto al 2000 per la definizione di alcune cause. Esistono inoltre alcuni contenziosi con terzi, per alcuni dei quali gli importi richiesti sono rilevanti; a tale riguardo si precisa che, supportati da autorevoli e diversi pareri, si ritiene che non sussistano i requisiti di un ragionevole rischio che l'evento si verifichi e che possa quindi influenzare materialmente la situazione patrimoniale della Società.

La società ha sottoscritto in data 29 ottobre 2001 un accertamento con adesione con l'Agenzia delle Entrate di Treviso, a fronte di processi verbali di constatazione da parte dell'Autorità Fiscale per gli esercizi 1995 e 1996. Tale accertamento per adesione ha comportato oneri per imposte, sanzioni ed interessi per un totale di M/Euro 1.024, di cui M/Euro 994 iscritti nella voce "Oneri straordinari" e per M/Euro 30 iscritti nella voce "Oneri finanziari".

## C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO

La movimentazione intervenuta nell'esercizio, suddivisa per categoria, è così riassunta.

| | Dirigenti | Impiegati | Operai | Totale |
|---|---|---|---|---|
| **Saldo iniziale 01.01.01** | **1.294** | **3.046** | **5.516** | **9.856** |
| Accantonamento | 324 | 937 | 1.596 | 2.857 |
| Indennità liquidate | (294) | (618) | (1.464) | (2.376) |
| **Saldo Finale 31.12.01** | **1.324** | **3.365** | **5.648** | **10.337** |

## D)- DEBITI

Si evidenziano di seguito le variazioni intervenute nelle singole voci di bilancio.

### 3- Debiti verso banche

La voce debiti verso banche è così analizzata:

| | Entro un anno | Da uno a cinque | Oltre cinque | Saldo 31/12/01 | Saldo 31/12/00 |
|---|---|---|---|---|---|
| Conti correnti | 0 | - | - | 0 | 359 |
| Finanziamenti B/T in lire o valuta | 63.020 | - | - | 63.020 | 0 |
| Finanziamenti su portafoglio effetti | 4.453 | - | - | 4.453 | 4.883 |
| Finanziamenti a lungo, quota a breve | 8.351 | - | - | 8.351 | 25.970 |
| **Totale debiti verso banche a breve** | **75.824** | **0** | **0** | **75.824** | **31.212** |
| Finanziamenti a lungo | - | 123.041 | 1.873 | 124.914 | 91.431 |
| **Totale debiti verso banche** | **75.824** | **123.041** | **1.873** | **200.738** | **122.643** |

I debiti sopraindicati non sono assistiti da alcuna garanzia reale.
Per una migliore comprensione delle variazioni intervenute nelle posizioni finanziarie della società si rimanda al prospetto riepilogativo riportato nella relazione sulla gestione ed al rendiconto finanziario.

### 5- Acconti

Sono relativi ad acconti per fornitura e garanzia ricevuti da clienti.

**6- Debiti verso fornitori**
L'importo rappresenta il debito della Società nei confronti di terzi, per forniture di beni e servizi.

**8- Debiti verso imprese controllate**
La voce è così dettagliata:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Debiti commerciali | 38.722 | 26.380 | 12.342 |
| Debiti finanziari | 177.681 | 164.769 | 12.912 |
| **Totale** | **216.403** | **191.149** | **25.254** |

L'incremento dei debiti commerciali è dovuto prevalentemente ai maggiori acquisti di prodotti finiti dalla società controllata Simac-Vetrella S.p.A.

I debiti finanziari sono riferiti prevalentemente ai finanziamenti fruttiferi concessi dalla società controllata De' Longhi Pinguino S.A. per l'importo di M/Euro 8.765 e di Yen 14,7 miliardi erogato nel corso del 2000, il cui rischio cambio risulta essere coperto mediante l'utilizzo di strumenti finanziari.

**9- Debiti verso imprese collegate**
La voce è relativa a debiti commerciali nei confronti di Omas S.r.l. per M/Euro 3.568 e di Effegici S.r.l. per M/Euro 9.

**11- Debiti tributari**
Il dettaglio, per natura del debito, è così analizzato:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Debito per imposte dirette | 19.121 | 26.407 | (7.286) |
| Debito per sostituto d'imposta | 1.224 | 1.799 | (575) |
| **Totale Debiti Tributari** | **20.345** | **28.206** | **(7.861)** |

La voce debiti per imposte dirette include i debiti per imposte correnti al netto degli acconti, dei crediti e delle ritenute e l'imposta sostitutiva per M/Euro 15.175 relativa all'operazione di riallineamento dei valori fiscali effettuata nel 2000 che residua dopo il pagamento della prima rata di M/Euro 7.587.

**12- Debiti verso Istituti di Previdenza**
Il dettaglio è il seguente:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Inps | 1.953 | 1.770 | 183 |
| Fasi – Inpdai | 140 | 125 | 15 |
| Enasarco | 105 | 110 | (5) |
| Inail | 107 | 56 | 51 |
| Fondi Previdenziali | 72 | 65 | 7 |
| Altri istituti | 54 | 28 | 26 |
| **Totale Debiti verso Ist. Previdenziali** | **2.431** | **2.154** | **277** |

**13- Altri debiti**

Il dettaglio è così esaminato:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Debiti verso il personale | 8.537 | 7.547 | 990 |
| Costi da sostenere | 1.949 | 849 | 1.100 |
| Altri | 32 | 227 | (195) |
| **Totale Altri Debiti** | **10.518** | **8.623** | **1.895** |

La voce "Debiti verso il personale" include i debiti per competenza maturati e non liquidati.
La voce "Costi da sostenere" è relativa prevalentemente a costi di competenza dell'esercizio.

## E) RATEI E RISCONTI PASSIVI

Il dettaglio è così specificato:

| Ratei passivi: | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Interessi passivi Prestiti società controllate | 0 | 1.518 | (1.518) |
| Interessi passivi su Finanz. M/L Termine | 49 | 61 | (12) |
| Altri ratei passivi | 2.288 | 1.182 | 1.106 |
| Totale Ratei Passivi | 2.337 | 2.761 | (424) |
| Totale Risconti Passivi: | 975 | 0 | 975 |
| **Totale Ratei e Risconti passivi** | **3.312** | **2.761** | **551** |

La voce "Altri ratei passivi" si riferisce agli oneri relativi alle operazioni di copertura su cambi e tassi.
I Risconti attivi riguardano la quota interessi (di competenza degli esercizi futuri) relativa al credito finanziario verso la società collegata Parex Industries Limited.

**Strumenti finanziari di copertura e derivati**

La Società, allo scopo di ridurre i rischi finanziari derivanti dalle oscillazioni dei rapporti di cambio e dei tassi d'interesse derivanti da transazioni commerciali e operazioni finanziarie di rilevanza internazionale, ha posto in essere contratti di copertura nei limiti definiti dalle esigenze della gestione caratteristica.
In taluni casi la Società, in virtù delle specifiche funzioni di gestione centralizzata di tesoreria assegnategli, ha effettuato operazioni di copertura nell'interesse di alcune società del Gruppo. L'effetto per De' Longhi Spa è neutrale, in quanto ogni transazione posta in essere con operatori del mercato è controbilanciata da un'identica transazione infragruppo di segno opposto.

***Strumenti derivati in cambi***: accolgono le operazioni di copertura poste in essere al fine di garantire un prefissato cambio di incasso (o pagamento) delle diverse valute. Includono sia operazioni a termine che opzioni strutturate per le principali valute di esposizione (Dollaro USA, Sterlina, Yen, Dollaro Canadese).

Il conto economico dell'esercizio riflette solo parzialmente il totale dell'effetto economico positivo atteso dalle operazioni di copertura poste in essere e che risulta in buona parte determinato dalle operazioni di vendita dello yen.
Gli importi nominali delle operazioni in strumenti derivati (al netto delle eventuali operazioni che si compensano) in essere al 31 dicembre 2001 sono i seguenti:

Transazioni poste in essere da De' Longhi S.p.A. con terzi:

| | | |
|---|---|---|
| vendita di USD contro EUR | USD | 62.000.000 |
| vendita di GBP contro EUR | GBP | 58.000.000 |
| vendita di JPY contro EUR | JPY | 2.700.000.000 |
| vendita di CAD contro EUR | CAD | 10.500.000 |
| vendita di NZD contro EUR | NZD | 14.277.360 |
| acquisto di USD contro GBP | USD | 26.000.000 |

Transazioni poste in essere da De' Longhi S.p.A. con società del Gruppo:

| | | |
|---|---|---|
| acquisto di GBP contro EUR | GBP | 10.000.000 |
| vendita di USD contro GBP | USD | 26.000.000 |

***Strumenti derivati in tassi d'interesse:*** rappresentano strumenti finanziari che la Società utilizza allo scopo di fissare anticipatamente un costo massimo (in termini di tasso interbancario, che costituisce il *benchmark* di riferimento per l'indebitamento di Gruppo) per una parte dell'indebitamento finanziario di Gruppo. Questi strumenti hanno tradizionalmente durata pluriennale e possono anche essere "agganciati" a specifiche operazioni di raccolta sui mercati dei capitali. Le operazioni in essere al 31 dicembre 2001 ammontano a M/Euro 222.304.

In particolare, del totale in essere al 31 dicembre 2001, Euro 150 milioni sono da porsi in relazione ad un finanziamento concesso da De' Longhi Pinguino S.A., con scadenza aprile 2003, dell'importo di 14,7 miliardi di Yen (Riferimento nella voce del passivo "Debiti verso imprese controllate).

Si segnala che l'attività di gestione centralizzata, per quel che concerne anche la gestione dei rischi di cambio e tasso d'interesse, verrà trasferita nel corso del 2002 da De' Longhi S.p.A. ad un'altra società del Gruppo che sarà esclusivamente dedicata a tale attività.

## CONTI D'ORDINE

La composizione e il raffronto con l'esercizio precedente è la seguente.

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Garanzie prestate a favore di imprese controllate e collegate | 220.752 | 247.734 | (26.982) |
| Garanzie prestate a favore di terzi | 1.951 | 3.978 | (2.027) |
| **Totale** | **222.703** | **251.712** | **(29.009)** |

Le garanzie prestate a favore di società controllate diminuiscono per un importo pari a M/Euro 26.982 per effetto di un'attività di accentramento fidi, propedeutica allo sviluppo di un'azione di cash pooling, rivolta principalmente alle società residenti nel territorio nazionale.

La società ha concesso un mandato di credito, per un ammontare di M/Euro 58.305, in favore di alcune controllate affinché queste potessero ottenere la fidejussione necessaria a garantire i propri creditori e procedere così ad una definizione anticipata delle fusioni dalle stesse attuate con le proprie rispettive controllate. Al momento di redazione del presente bilancio, essendo prescritto il periodo di eventuale opposizione da parte dei creditori senza alcun rilievo, non sussiste alcun rischio di regresso.

## COMMENTI ALLE PRINCIPALI VOCI DEL CONTO ECONOMICO

## A) VALORE DELLA PRODUZIONE

### 1- Ricavi delle vendite

I ricavi delle vendite e delle prestazioni sono così analizzati:

**Ricavi per area geografica:**

| | 31/12/2001 | % | 31/12/2000 | % | Variazione |
|---|---|---|---|---|---|
| Italia | 177.666 | 32,4% | 185.717 | 38,9% | (8.051) |
| USA, Canada e Messico | 94.939 | 17,3% | 65.040 | 13,6% | 29.899 |
| Giappone | 30.550 | 5,6% | 23.944 | 5,0% | 6.606 |
| Gran Bretagna | 54.812 | 10,0% | 40.197 | 8,4% | 14.615 |
| Altri Europa | 120.441 | 21,9% | 104.963 | 22,0% | 15.478 |
| Resto del Mondo | 69.984 | 12,8% | 57.463 | 12,0% | 12.521 |
| **Totale** | **548.392** | **100%** | **477.324** | **100%** | **71.068** |

**Ricavi per linee prodotto:**

| | 31/12/2001 | % | 31/12/2000 | % | Variazione |
|---|---|---|---|---|---|
| Cottura e preparazione cibi, pulizia casa e stiro | 226.483 | 41,3% | 186.195 | 39,0% | 40.288 |
| Riscaldamento | 156.637 | 28,6% | 129.005 | 27,0% | 27.632 |
| Condizionamento e trattamento aria | 140.228 | 25,6% | 140.275 | 29,4% | (47) |
| Altro | 25.044 | 4,5% | 21.849 | 4,6% | 3.195 |
| **Totale** | **548.392** | **100%** | **477.324** | **100%** | **71.068** |

### 4- Incrementi di immobilizzazioni interne

Sono stati capitalizzati nella voce "Immobilizzazioni Immateriali" gli oneri relativi allo sviluppo di software.

### 5- Altri ricavi

La voce "Altri ricavi e proventi" è così composta:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Rimborsi trasporti | 6.280 | 4.755 | 1.525 |
| Sopravvenienze attive | 4.888 | 1.654 | 3.234 |
| Fitti attivi | 725 | 723 | 2 |
| Rimborsi danni | 1.067 | 664 | 403 |
| Consulenze attive | 1.667 | 1.197 | 470 |
| Altri ricavi diversi | 5.608 | 5.029 | 579 |
| **Totale** | **20.235** | **14.022** | **6.213** |

I rimborsi trasporti includono i riaddebiti ai clienti delle spese di trasporto sostenute.
Le sopravvenienze attive sono relative a indennizzi ricevuti da Assicurazioni Generali S.p.A. per M/Euro 1.549, al credito d'imposta ai sensi della Legge 388 del 2000 per M/Euro 696 maturato a nostro favore in seguito all'incremento della base occupazionale, ai contributi in conto esercizio per M/Euro 841 relativi alla ricerca applicata ai sensi della Legge 46/82, nonché ad utilizzi di fondi precedentemente accantonati e non più ritenuti necessari per M/Euro 633.
Nella voce consulenze attive e altri ricavi diversi sono compresi prevalentemente i corrispettivi per servizi di natura amministrativa e servizi prestati dal personale dipendente alle altre società del gruppo.

## B) COSTI DELLA PRODUZIONE

**6- Per materie prime, suss. e di merci**
Il dettaglio è il seguente:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Acquisti materie prime | 22.397 | 27.220 | (4.823) |
| Acquisti componentistica | 146.367 | 136.942 | 9.425 |
| Acquisti prodotti finiti | 111.359 | 101.781 | 9.578 |
| Altri acquisti diversi | 7.903 | 7.339 | 564 |
| **Totale** | **288.026** | **273.282** | **14.744** |

Gli acquisti di prodotti finiti sono effettuati soprattutto dalle altre società del Gruppo.

**7- Per servizi**
La voce "servizi" è così dettagliata:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Pubblicità | 26.641 | 27.219 | (578) |
| Trasporti | 16.530 | 13.914 | 2.616 |
| Lavorazioni esterne | 15.677 | 14.148 | 1.529 |
| Provvigioni e commissioni | 9.857 | 9.493 | 364 |
| Consulenze | 6.031 | 4.791 | 1.240 |
| Assistenza tecnica | 7.221 | 6.119 | 1.102 |
| Forza motrice | 3.814 | 2.892 | 922 |
| Spese viaggio | 3.486 | 2.530 | 956 |
| Spese assicurative | 3.431 | 2.254 | 1.177 |
| Spese e contributi depositi e magazzino | 2.786 | 2.195 | 591 |
| Lavoro temporaneo | 2.072 | 946 | 1.126 |
| Manutenzioni di terzi | 1.908 | 1.999 | (91) |
| Altri servizi diversi | 13.801 | 12.768 | 1.033 |
| **Totale** | **113.255** | **101.268** | **11.987** |

L'ammontare dei compensi per gli amministratori e sindaci è riepilogato nell'allegato n° 4.

**9- Costi del personale**
La ripartizione numerica per categoria è riepilogata nella seguente tabella (Organico al 31/12/01 e come media 2001):

| | 31/12/2001 | Media 2001 | 31/12/2000 | Media 2000 |
|---|---|---|---|---|
| Operai | 1.286 | 1.329 | 1.280 | 1.281 |
| Impiegati | 510 | 504 | 455 | 450 |
| Dirigenti | 35 | 35 | 27 | 27 |
| **Totale** | **1.831** | **1.868** | **1.762** | **1.758** |

La forza lavoro si è incrementata mediamente di 91 dipendenti.

**10- Ammortamenti e svalutazioni**
Gli ammortamenti sono stati pari a M/Euro 35.887 (M/Euro 32.461 nel 2000).
Le svalutazioni dei crediti compresi nell'attivo circolante per M/Euro 1.818 sono relative al prudenziale accantonamento al fondo svalutazione crediti commentato precedentemente nel paragrafo crediti verso clienti.

**12/13- Accantonamenti per rischi/altri accantonamenti**

Le voci includono prevalentemente gli accantonamenti al fondo rischi futuri, al fondo garanzia prodotti, al fondo indennità suppletiva clientela che sono stati commentati precedentemente nella sezione "Altri fondi".

**14- Oneri diversi della gestione**

Il dettaglio è il seguente:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Sopravvenienze passive | 495 | 542 | (47) |
| Franchigie e rimborsi danni | 591 | 1.935 | (1.344) |
| Imposte e tasse diverse | 860 | 842 | 18 |
| Contributi associativi | 168 | 163 | 5 |
| Altri oneri diversi | 178 | 203 | (25) |
| **Totale** | **2.292** | **3.685** | **(1.393)** |

## C) PROVENTI E ONERI FINANZIARI

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Proventi da: | | | |
| - Plusvalenze da alienazioni | 1.313 | 2.911 | (1.598) |
| - Dividendi e Credito d'imposta | 113 | 8.107 | (7.994) |
| **Totali proventi da partecipazioni (a)** | **1.426** | **11.018** | **(9.592)** |

La plusvalenza realizzata nell'esercizio riguarda l'alienazione della partecipazione nella società controllata Liguria Vita S.p.A.

I dividendi sono stati erogati principalmente dalla società controllata E-Services S.r.l.

| Altri proventi finanziari | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Verso imprese controllate | 11.546 | 102 | 11.444 |
| Verso imprese collegate | 374 | 0 | 374 |
| Verso imprese controllanti | 0 | 207 | (207) |
| Verso altri: | | | |
| - verso banche | 765 | 2.995 | (2.230) |
| - verso clienti | 191 | 377 | (186) |
| - differenze cambio | 10.402 | 11.184 | (782) |
| Altri proventi vari | 7 | 1.763 | (1.756) |
| **Totale (b)** | **23.285** | **16.628** | **6.657** |

| Interessi e oneri finanziari | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Verso imprese controllate | 2.501 | 1.606 | 895 |
| Verso altri: | | | |
| - interessi su finanziamenti a M/L termine | 12.174 | 11.006 | 1.168 |
| - interessi su debiti v/banche | 3.990 | 887 | 3.103 |
| - differenze cambio passive | 11.259 | 8.063 | 3.196 |
| - oneri finanziari diversi | 4.539 | 8.187 | (3.648) |
| **Totale (c)** | **34.463** | **29.749** | **4.714** |

| | | | |
|---|---|---|---|
| **Totale Proventi (Oneri) finanziari (a + b - c)** | **(9.752)** | **(2.103)** | **(7.649)** |

## D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE

## 18) Rivalutazioni

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Rivalutazione partecipazioni | 0 | 702 | (702) |
| **Totali proventi da partecipazioni** | **0** | **702** | **(702)** |

## 19) Svalutazioni

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Svalutazioni partecipazioni | 24.853 | 292 | 24.561 |
| **Totali proventi da partecipazioni** | **24.853** | **292** | **24.561** |

L'importo è relativo alla svalutazione della partecipazione nelle controllate De' Longhi Pinguino S.A. e Ariagel S.p.A. (Si rimanda alle pagg. 7-8 per ulteriori informazioni).

## E) PROVENTI E ONERI STRAORDINARI

### 21- Oneri straordinari

Il dettaglio è il seguente:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Imposte e tasse esercizi precedenti | 863 | 651 | 212 |
| Oneri straordinari | 1.932 | 10.741 | (8.809) |
| **Totale Oneri Straordinari** | **2.795** | **11.392** | **(8.597)** |

Le imposte e tasse esercizi precedenti sono relative a oneri per l'accertamento con adesione effettuato nel corso dell'esercizio 2001 (precedentemente commentato), che ha determinato l'iscrizione di oneri per imposte e sanzioni per l'importo di M/Euro 994 (iscritti nella voce "Imposte e tasse esercizi precedenti" per M/Euro 863 e per la differenza nella voce "Oneri straordinari").
La voce Oneri straordinari si riferisce prevalentemente a incentivazioni di fine rapporto e a oneri di competenza di precedenti esercizi.

### 22- Imposte dell'esercizio

La voce è così composta:

| | 31/12/2001 | 31/12/2000 | Variazione |
|---|---|---|---|
| Imposte correnti | 8.089 | 12.789 | (4.700) |
| Imposte differite | 1.559 | 5.669 | (4.110) |
| **Totale** | **9.648** | **18.458** | **(8.810)** |

Le imposte correnti sono composte da Irpeg per M/Euro 3.357 e da Irap per M/Euro 4.732.

**Rapporti patrimoniali ed economici con società controllanti, controllate e collegate**
Il dettaglio è riportato nell'allegato n° 3.

**Compensi amministratori e sindaci**
L'allegato n° 4 riporta le informazioni richieste dal regolamento Consob (delibera n° 4971 del 14.05.1999).

**Stock-option attribuite agli amministratori**
L'allegato n° 5 riporta le informazioni richieste dal Regolamento Consob (Delibera n° 11971 del 14.5.1999).

**Eventi successivi**
Si rimanda a quanto contenuto nella relazione degli Amministratori sulla gestione.

Treviso, 27 marzo 2002

De' Longhi S.p.A.
L'Amministratore Delegato
Stefano Beraldo

## ALLEGATI

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella Nota Integrativa, della quale costituiscono parte integrante.

Tali informazioni sono contenute nei seguenti allegati:

1. Elenco delle società controllate e collegate.
2. Prospetto dei beni rivalutati.
3. Rapporti patrimoniali ed economici con società controllanti, controllate e collegate, correlate.
4. Compensi corrisposti agli Amministratori ed ai Sindaci.
5. Stock-Option attribuite agli Amministratori.
6. Imposte disponibili per l'attribuzione di credito d'imposta ai soci

## Elenco delle partecipazioni in imprese controllate e collegate ex art. 2427 c.c

(Allegato n. 1 alla nota integrativa)

| Denominazione | Sede | | Capitale Sociale | | Patrimonio netto | | Utile o perdita ultimo esercizio | Quota posseduta | Tipo di possesso | Valore di bilancio |
|---|---|---|---|---|---|---|---|---|---|---|
| **Imprese controllate** | | | | | | | | | | in M/Euro |
| DE'LONGHI AMERICA INC. | Saddle Brook (U.S.A.) | US$ | 9.100.000 | US$ | 2.597.596 | US$ | (74.536) | 100% | Diretto | 1.407 |
| DE'LONGHI LTD. | Wellingborough (G.B.) | Gbp | 4.000.000 | Gbp | 2.986.522 | Gbp | 1.359.909 | 100% | Diretto | 1.145 |
| DE'LONGHI FRANCE SARL | Asnieres Cedex(F) | Eur | 2.699.388 | Eur | 3.306.861 | Eur | 905.323 | 100% | Diretto | 2.440 |
| DE'LONGHI NEDERLAND BV | DB Leiden (NL) | Eur | 226.890 | Eur | 1.594.434 | Eur | 557.369 | 100% | Diretto | 681 |
| DE'LONGHI CANADA INC. | Mississagua – Ontario (CAN) | Cad | 1 | Cad | 2.163.945 | Cad | 635.770 | 100% | Diretto | 1.214 |
| DE'LONGHI PINGUINO S.A. | Luxembourg | Eur | 26.500.000 | Eur | 22.744.162 | Eur | (26.883.300) | 100% | Diretto | 22.744 |
| LA SUPERCALOR | Seregno (MI) | Eur | 520.000 | Eur | 1.054.788 | Eur | 60.890 | 100% | Diretto | 2.933 |
| ARIAGEL SPA | Candiolo (TO) | Eur | 765.000 | Eur | (1.473.407) | Eur | (3.570.214) | 90% | Diretto | 2.073 |
| SIMAC-VETRELLA SPA (*) | Gorgo al Mont. (TV) | Eur | 365.000 | Eur | 4.656.539 | Eur | 283.814 | 100% | Diretto | 10.393 |
| E-SERVICES SRL | Treviso | Eur | 50.000 | Eur | 276.439 | Eur | 215.744 | 51% | Diretto | 26 |
| CLIM.RE (**) | Luxembourg | Eur | 1.239.468 | Bef | 1.239.468 | Bef | 0 | 4% | Diretto | 54 |
| **Totale** | | | | | | | | | | **45.110** |

| Denominazione | Sede | | Capitale Sociale | | Patrimonio netto | | Utile o perdita ultimo esercizio | Quota posseduta | Tipo di possesso | Valore di bilancio |
|---|---|---|---|---|---|---|---|---|---|---|
| **Imprese collegate** (****) | | | | | | | | | | |
| OMAS SRL | S.V.di Gualtieri (RE) | Lit | 700.000.000 | Lit | 4.921.412.863 | Lit | 428.545.187 | 40% | Diretto | 1.136 |
| EFFEGICI SRL | Gorgo al Monticano (TV) | Lit | 470.000.000 | Lit | 576.787.742 | Lit | 20.132.927 | 25% | Diretto | 201 |
| PAREX INDUSTRIES LIMITED | Auckland (NZ) | Nzd | 7.600.000 | Nzd | | Nzd | | 49% | Diretto | 0 |
| Partecipazione detenuta tramite Fiduciaria Comitalia (***) | | Lit | 1.000.000.000 | Lit | 12.598.922.809 | Lit | 37.152.332 | 40% | Diretto | 3.025 |
| **Totale** | | | | | | | | | | **4.362** |

(*) A gennaio 2001 è stata perfezionata la fusione per incorporazione di Simac-Vetrella S.p.A. in Effeplast S.p.A. che ha poi cambiato denominazione in Simac-Vetrella S.p.A.

(**) La De' Longhi S.p.A. controlla direttamente il 4% e indirettamente tramite la De' Longhi Pinguino SA il 96% residuo.

(***) La partecipazione detenuta tramite Fiduciaria Comitalia è relativa ad una società che produce prevalentemente prodotti finiti; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs. 127/91), di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o alla De' Longhi S.p.A.

(****) Dati relativi al 31/12/2000.

## Prospetto dei beni rivalutati

(Allegato n. 2 alla nota integrativa) (*)

| Voci dello Stato Patrimoniale | Beni rivalutati | | | Totale rivalutazioni |
|---|---|---|---|---|
| | Allocazione Disavanzo di fusione 1995 | Legge n°413/1991 | Altre rivalutazioni | |
| Immobili strumentali | 43.899 | 5.064 | 16.716 | 65.679 |
| Impianti e macchinari | 38.139 | | 13.251 | 51.390 |
| Attrezzature industriali e commerciali | | | 3.541 | 3.541 |
| Automezzi | | | 214 | 214 |
| Conc., lic. Marchi e diritti | 119.353 | | | 119.353 |
| Partecipazioni | 4.132 | | | 4.132 |
| **Totali** | **205.523** | **5.064** | **33.722** | **244.309** |

(*) Prospetto previsto dall'art. 10 L. 72/83.

## Rapporti patrimoniali ed economici con società controllanti, controllate e collegate, correlate

(Allegato n° 3 alla Nota Integrativa)

| | Ricavi delle vendite | Altri ricavi | Costi per Materie Prime e altro | Proventi e oneri finanziari | Crediti | Debiti |
|---|---|---|---|---|---|---|
| **Società controllanti:** | | | | | | |
| De' Longhi Soparfi S.A. (1) | - | - | - | - | 3,3 | - |
| **Totale** | **-** | **-** | **-** | **-** | **3,3** | **-** |
| **Società controllate:** (2) | | | | | | |
| De' Longhi America Inc. | 62,4 | - | (7,5) | - | 64,9 | (3,2) |
| De' Longhi Limited | 53,3 | - | (6,4) | - | 24,3 | (2,1) |
| De' Longhi Japan | 30,5 | 0,2 | (1,5) | - | 16,8 | (0,2) |
| De' Longhi Pinguino S.A. | - | 3,3 | - | 8,1 | 407,4 | (161,2) |
| De' Longhi Canada Inc. | 11,8 | 0,8 | (0,4) | - | 8,3 | (0,1) |
| De' Longhi France SARL | 15,9 | - | (2,1) | - | 7,6 | (0,2) |
| Simac-Vetrella S.p.A. | 10,8 | 1,5 | (61,7) | 0,2 | 6,9 | (24,3) |
| De' Longhi Deutschland GMBH | 10,6 | - | (1,6) | - | 6,4 | (0,3) |
| La Supercalor S.p.A. | 4,2 | 0,2 | - | - | 5,3 | - |
| De' Longhi Nederland B.V. | 10,2 | - | (0,4) | 0,3 | 9,6 | - |
| Ariagel S.p.A. | 2,9 | - | (1,0) | 0,1 | 4,9 | (1,2) |
| Elba S.p.A. | 1,2 | 0,9 | (17,1) | 0,5 | 1,7 | (6,3) |
| DL Radiators S.p.A. | - | 0,6 | - | 0,5 | 1,1 | - |
| Climaveneta S.p.A. | - | 0,7 | (0,3) | (0,6) | 0,8 | (15,3) |
| E-Services S.r.l. | - | 1,7 | (2,9) | - | 0,5 | (0,1) |
| Kenwood Singapore | 3,0 | - | - | - | 0,3 | - |
| Climaveneta Deutsch. | 1,1 | - | - | - | 0,2 | - |
| Kenwood Limited | - | 0,1 | (0,3) | - | - | (0,3) |
| Clim.Re S.A. | - | - | - | (0,1) | - | (1,5) |
| Kenwood South Africa | 0,3 | 0,1 | - | - | - | - |
| **Totale** | **218,2** | **10,1** | **(103,2)** | **9,0** | **567,0** | **(216,3)** |
| **Società collegate:** (3) | | | | | | |
| Omas | 4,1 | 0,1 | (5,9) | - | 0,7 | (3,6) |
| Parex Industries Limited | 2,7 | | - | 0,3 | 11,3 | - |
| Comitalia Soc. Fiduciaria (3) (6) | 0,1 | - | (4,5) | - | - | - |
| **Totale** | **6,9** | **0,1** | **(10,4)** | **0,3** | **12,0** | **(3,6)** |
| **Totale soc. Controllate e collegate** | **225,1** | **10,3** | **(113,6)** | **9,3** | **579,0** | **(219,9)** |
| **Società correlate:** | | | | | | |
| Nauta S.r.l. (4) | - | - | (0,5) | - | - | (0,1) |
| Italia Distribuidora | - | - | - | - | 0,3 | - |
| Genesi S.r.l. (3) | 5,8 | - | - | - | 4,5 | - |
| Delta Erre Soc. Fiduciaria (3) (7) | - | 0,1 | (9,9) | - | 0,1 | (1,8) |
| Max Information (5) | - | - | (0,1) | - | - | (0,1) |
| **Totale** | **5,8** | **0,1** | **(14,5)** | **-** | **4,9** | **(2,0)** |

(1) L'importo si riferisce prevalentemente alla vendita della partecipazione in Liguria Vita S.p.A.
(2) Trattasi prevalentemente di rapporti di natura commerciale e di fornitura di servizi di natura amministrativa e prestati dal personale dipendente della Capogruppo.
(3) Trattasi di rapporti di natura commerciale.
(4) Trattasi di servizi resi per l'utilizzo di un aereo.
(5) Trattasi di servizi prestati in campo pubblicitario; Max Information è società in cui l'amministratore di De' Longhi S.p.A., Sig. G. Sandri ha funzione di consigliere delegato.
(6) Riferimento all'allegato n° 1.
(7) Trattasi di società che produce prevalentemente prodotti finiti; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs. 127/91), di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o alla De' Longhi S.p.A.

Oltre a quanto sopra esposto non risultano altri rapporti con parti correlate, ad eccezione dei compensi erogati allo Studio Biscozzi e Nobili, con il quale sono intercorsi, durante il 2001, rapporti di natura consulenziale. Si rimanda ai commenti della Nota Integrativa nell'allegato n°4 "Compensi ad amministratori e sindaci" per maggiori informazioni.

**Compensi corrisposti agli Amministratori ed ai Sindaci**
**(art. 78 regolamento Consob delibera n° 11971 del 14.5.1999)**

(Allegato n° 4 alla Nota Integrativa)

| Soggetto | Descrizione carica | | Compensi | | | |
|---|---|---|---|---|---|---|
| Cognome e nome | Carica ricoperta | Durata della carica | Emolumenti per la carica | Benefici non monetari | Bonus e altri incentivi | Altri compensi |
| De' Longhi Giuseppe | Presidente | 01.01/31.12.01 | 331 | | | 18 (1) |
| De' Longhi Fabio | Vice-Presidente | 01.01/31.12.01 | 288 (2) | | | 26 (3) |
| Beraldo Stefano | Consigliere Delegato | 01.01/31.12.01 | 494 (4) | | | 13 (5) |
| Sandri Giorgio | Consigliere | 01.01/31.12.01 | 21 | | | |
| Gordon Colin James | Consigliere | 18.04/31.12.01 | 21 | | | |
| Brunetti Giorgio | Consigliere | 18.04/31.12.01 | 21 | | | 1,6 (6) |
| Garavaglia Carlo | Consigliere | 18.04/31.12.01 | 21 | | | 1,6 (7) |
| Ponzellini Gianluca | Presidente del Collegio Sindacale | 18.04/31.12.01 | 62 | | | |
| Malerba Giancarlo | Sindaco effettivo | 18.04/31.12.01 | 41 | | | |
| Lanfranchi Massimo | Sindaco effettivo | 18.04/31.12.01 | 41 | | | |

(1) Compensi relativi a cariche sociali ricoperte presso altre società controllate.
(2) L'importo comprende anche il compenso percepito in qualità di Direttore Commerciale e Marketing di De' Longhi S.p.A.
(3) Compensi relativi a cariche sociali ricoperte presso altre società controllate reversibili a De' Longhi S.p.A.
(4) L'importo comprende anche il compenso percepito in qualità di Direttore Generale.
(5) Compensi relativi a cariche sociali ricoperte presso altre società controllate reversibili a De' Longhi S.p.A.
(6) -(7) Compensi relativi alla carica di membro del Comitato per la Remunerazione e del Comitato per il Controllo Interno e per la Corporate Governance.

Il dr C. Garavaglia e il dr G. Malerba sono Soci dello Studio Biscozzi Nobili, al quale sono stati erogati compensi durante il 2001 per M/Euro 530, che comprendono anche l'assistenza prestata durante il processo di quotazione.

## Stock-Option attribuite agli Amministratori
## (art. 78 regolamento Consob delibera n° 11971 del 14.5.1999)

(Allegato n° 5 alla Nota Integrativa)

| **Soggetto** | **Diritti di opzione attribuiti nel corso dell'esercizio** | | | **Esercizio delle opzioni di acquisto realizzate nel corso dell'esercizio** | |
|---|---|---|---|---|---|
| Cognome e nome | Numero di azioni acquistabili | Prezzo per azione di esercizio delle opzioni | Periodo di esercizio | Numero azioni acquistate | Prezzo di esercizio |
| Beraldo Stefano | 1.189.004 | 3,4 | 2004 - 2006 | - | - |
| De' Longhi Fabio | 608.790 | 3,4 | 2004 – 2006 | - | - |

**Imposte disponibili per l'attribuzione di credito d'imposta ai soci (art. 105 comma 1 lettere A e B DPR 917/86)**

(Allegato n° 6 alla Nota Integrativa)

| | Esercizio delle opzioni di acquisto realizzate nel corso dell'esercizio | |
|---|---|---|
| | **"A" ordinario** | **"B" limitato** |
| A) Saldo iniziale | 17.333.623 | 42.396.247 |
| B) Incrementi relativi al reddito d'esercizio | 3.530.281 | 4.000.250 |
| – Prevista attribuzione per imposte liquidate o comunque rilevanti ai fini del riconoscimento del credito d'imposta (utilizzabile solo sulla distribuzione dell'utile dell'esercizio) | | |
| **Saldo finale** | **20.863.904** | **46.396.497** |

## EXPLANATORY NOTE

**2001 Third Quarter Financial Statements:**
See English summary under Section B, TAB 8 (press release)

*Gruppo De' Longhi*

DēLonghi

***Relazione trimestrale al 30 settembre 2001***

*Organi societari*

*Consiglio di amministrazione*

| | |
|---|---|
| Presidente | GIUSEPPE DE' LONGHI |
| Vice-Presidente | FABIO DE' LONGHI |
| Amministratore Delegato | STEFANO BERALDO |
| Amministratore | GIORGIO BRUNETTI |
| Amministratore | CARLO GARAVAGLIA |
| Amministratore | COLIN JAMES GORDON |
| Amministratore | GIORGIO SANDRI |

*Collegio sindacale*

| | |
|---|---|
| Presidente | GIANLUCA PONZELLINI |
| Sindaci effettivi | MASSIMO LANFRANCHI |
| | GIANCARLO MALERBA |
| Sindaci supplenti | EMILIO ETTORE GNECH |
| | FRANCESCO NOBILI |

*Società di revisione*

PricewaterhouseCoopers S.p.A.

## I principali indicatori economici e patrimoniali

*Dati economici*

| (Miliardi di Lire) | 09/01 (9 mesi) | 09/00 (9 mesi) | Diff. % |
|---|---|---|---|
| | | (dati proforma) | |
| Ricavi totali | 1.553,3 | 1.398,3 | 11,1% |
| **EBITDA** | **183,8** | **160,1** | **14,8%** |
| % sui ricavi | 11,8% | 11,5% | |
| **Risultato operativo** | **84,5** | **61,8** | **36,7%** |
| % sui ricavi | 5,4% | 4,4% | |
| **Risultato ante imposte** | **26,2** | **2,6** | **907,7%** |
| % sui ricavi | 1,7% | 0,2% | |

*Dati patrimoniali*

| (Miliardi di Lire) | al 30.09.2001 | al 30.06.2001 | al 31.12.2000 |
|---|---|---|---|
| Capitale circolante netto | 877,6 | 726,9 | 611,4 |
| Capitale investito netto | 2.042,4 | 1.894,9 | 1.662,2 |
| Posizione finanziaria netta | (1.049,7) | (1.163,2) | (1.192,8) |
| Patrimonio netto | (991,2) | (730,2) | (468,8) |

*Principali risultati*

Nei primi nove mesi del 2001 i dati più significativi, a parità di area di consolidamento, sono i seguenti:

I ricavi netti consolidati ammontano a Lire 1.553,3 miliardi, in crescita rispetto al medesimo periodo dello scorso anno del 11,1%.

L'Ebitda è stato pari a Lire 183,8 miliardi al 30 settembre 2001 (con un'incidenza sui ricavi netti del 11,8%) e si confronta con Lire 160,1 miliardi al 30 settembre 2000 (con un'incidenza sui ricavi netti pari al 11,5%); la crescita è stata pari quindi al 14,8%.

Il risultato operativo è stato pari a Lire 84,5 miliardi al 30 settembre 2001 (con un incidenza sui ricavi netti del 5,4% e si confronta con Lire 61,8 miliardi al 30 settembre 2000 (con una incidenza sui ricavi del 4,4%); la crescita è stata pari quindi al 36,7%.

Il risultato ante imposte è stato pari ad utile di Lire 26,2 miliardi al 30 settembre 2001 contro un risultato di Lire 2,6 miliardi nel precedente periodo di confronto.

I risultati della gestione operativa del III Trimestre 2001, comparati con il medesimo periodo del 2000, confermano il trend di crescita.

*Criteri di redazione della Relazione trimestrale*

La relazione trimestrale al 30 settembre 2001 è stata redatta secondo le disposizioni dell'art. 82 del regolamento approvato dalla Consob n. 11971 del 14 maggio 1999 in applicazione del D. Lgs. 24 febbraio 1998 in materia di emittenti. Tale relazione include il bilancio consolidato riclassificato, predisposto utilizzando i medesimi criteri di valutazione e di consolidamento adottati nella redazione del bilancio consolidato 2000, e le note di commento degli amministratori.

Quanto ai dati sopra riportati e contenuti nei prospetti allegati alla relazione trimestrale si evidenzia che, in considerazione dell'acquisizione di Kenwood e delle acquisizioni effettuate a fine dicembre 2000, i dati economici dei primi mesi del 2000 erano relativi ad un perimetro di consolidamento significativamente inferiore e quindi non comparabile con i dati di settembre 2001; conseguentemente, allo scopo di permettere gli opportuni confronti ed indicazioni sull'andamento dell'attività, si sono ricostruiti i dati al 30 settembre 2000 a parità di area di consolidamento, inclusivi del consolidamento di Kenwood e delle società acquisite a fine dicembre 2000; i commenti comparativi che saranno svolti nella presente relazione trimestrale si riferiscono quindi, per quanto riguarda il confronto delle informazioni economiche, ai dati pro forma al 30 settembre 2000.

Per quanto riguarda i dati patrimoniali si sottolinea che i dati di dicembre 2000 sono relativi ad un perimetro di consolidamento inferiore rispetto a giugno e settembre 2001 in quanto non includevano l'acquisizione del Gruppo Kenwood.

I prospetti contabili sono presentati al lordo delle imposte e delle rettifiche ed accantonamenti derivanti esclusivamente dall'applicazione di norme tributarie, in base alla facoltà prevista dall'art. 3, comma 5 del regolamento Consob per la redazione della relazione semestrale, approvato con delibera Consob n. 8195 del 30 giugno 1994 e successive modifiche.

I dati dello stato patrimoniale e del conto economico al 30 settembre 2001 sono stati espressi in milioni di Lire; come richiesto dalla raccomandazione Consob DAC n. 98083971) si forniscono in allegato gli schemi consolidati in EURO.

**Note di commento sull'andamento gestionale e sugli eventi più significativi del periodo**

***Principali mutamenti societari e modifica dell'area di consolidamento***

Il principale evento avvenuto nei primi nove mesi è rappresentato dall'acquisizione del Gruppo Kenwood, leader di mercato in Gran Bretagna e specialista internazionale nel settore dei prodotti per la preparazione dei cibi, altresì attivo nel settore dei sistemi per la pulizia e lo stiro; l'acquisizione si è perfezionata nel mese di maggio con il raggiungimento del controllo totalitario per effetto della chiusura dell'offerta pubblica di acquisto.

*Andamento della gestione* Si presentano di seguito i principali risultati economici:

***Totale ricavi***

I ricavi netti, a perimetro omogeneo, sono cresciuti nei primi 9 mesi del 2001, rispetto al medesimo periodo del 2000, di Lire 155 miliardi (11,1%)

I ricavi netti per il III trimestre del 2001 sono aumentati di Lire 36,7 miliardi (7,1%) rispetto al corrispondente periodo del 2000.

***I segmenti di business***

I segmenti di business in cui opera il gruppo possono essere ricompresi nelle principali categorie:

- Riscaldamento
- Condizionamento e trattamento aria
- Cottura e preparazione cibi
- Pulizia della casa e stiro

L'andamento dei ricavi di vendita, esaminati per linea di business e per area geografica, è evidenziato nelle seguenti tabelle:

***Linee di business***

| (Miliardi di Lire) | 30/09/01<br>9 mesi | 30/09/00<br>9 mesi | Diff. | Diff. % |
|---|---|---|---|---|
| **Linea di business** | | | | |
| Riscaldamento | 261,6 | 226,4 | 35,2 | 15,5% |
| Condizionamento e trattamento dell'aria | 400,6 | 376,0 | 24,6 | 6,5% |
| Cottura e preparazione cibi | 632,1 | 581,8 | 50,3 | 8,6% |
| Pulizia della casa e stiro | 191,8 | 149,7 | 42,1 | 28,1% |
| Altro (*) | 67,2 | 64,4 | 2,8 | 4,3% |
| **Totale ricavi** | **1.553,3** | **1.398,3** | **155,0** | **11,1%** |

(*) La linea "Altro" include i ricavi delle vendite di accessori, ricambi, materie prime, semilavorati e rottami, nonché i ricavi delle prestazioni di servizi, le sopravvenienze attive, i recuperi trasporti ed altri ricavi diversi.

***Mercati***

| (Miliardi di Lire) | 30/09/01<br>9 mesi | 30/09/00<br>9 mesi | Diff. | Diff. % |
|---|---|---|---|---|
| **Area geografica** | | | | |
| Italia | 433,2 | 414,9 | 18,3 | 4,4% |
| Regno Unito | 228,0 | 200,3 | 27,7 | 13,8% |
| Resto d'Europa | 411,0 | 390,0 | 21,0 | 5,4% |
| USA, Canada, Messico | 194,6 | 148,9 | 45,7 | 30,7% |
| Giappone | 50,0 | 44,1 | 5,9 | 13,4% |
| Resto del mondo | 236,5 | 200,1 | 36,4 | 18,2% |
| **Totale ricavi** | **1.553,3** | **1.398,3** | **155,0** | **11,1%** |

L'andamento delle vendite appare positivo in tutte le principali aree geografiche di interesse del Gruppo; per quanto riguarda l'Italia l'andamento a settembre riflette l'impatto della situazione climatica sfavorevole sulle linee del condizionamento e del riscaldamento ed il generale calo dei consumi.

Per quanto riguarda l'andamento delle vendite nei restanti Paesi dell'Europa si evidenzia una limitata crescita, rispetto al precedente esercizio, a causa del citato calo dei consumi.

Si conferma il rilevante trend di crescita nelle vendite nel mercato Nord Americano (+30,7%).

Per quanto riguarda il Giappone si segnala che la crescita del 13,4% è ancora da considerarsi poco rappresentativa considerando che il venduto nei primi nove mesi dell'anno incide circa per il 43% del totale annuo (dati 2000).

L'analisi per segmento di vendita è la seguente:

***Riscaldamento***

Le vendite della linea riscaldamento sono cresciute del 15,5% rispetto al corrispondente periodo dello scorso anno (per l'intero 2000 era stata del 17,5%).
Si segnala che il fatturato di questa linea nei primi 9 mesi del 2000 ha rappresentato circa il 55% del totale annuo, e che pertanto l'ultimo trimestre è ancora, in termini assoluti, il più significativo dell'anno.

***Condizionamento e trattamento dell'aria***

Le vendite di questa linea di business sono aumentate nel periodo del 6,5% rispetto a settembre 2000; tale crescita risulta in miglioramento rispetto al primo semestre in particolare grazie alla significativa crescita nel settore grandi impianti di condizionamento.

***Cottura e preparazione dei cibi***

La linea di business è in crescita del 8,6%, rispetto al medesimo periodo dello scorso esercizio; si rileva un buon andamento delle vendite a marchio De' Longhi, in particolare per quanto riguarda le macchine da caffe', le friggitrici e i forni elettrici che beneficiano dell'introduzione di nuovi modelli.
Relativamente all'andamento delle vendite a marchio Kenwood, che non evidenziano ancora trend di crescita, si segnala come già da ottobre si recepiscano i benefici derivanti dall'introduzione di nuovi prodotti i cui effetti si manifesteranno completamente nell'ultima parte dell'esercizio.

***Pulizia della casa e stiro***

E' la linea di business che cresce maggiormente (+28,1%), grazie all'eccellente contributo di Kenwood con i prodotti a vapore della controllata Ariete in forte crescita soprattutto nei mercati esteri. Il rinnovamento della gamma dei prodotti De' Longhi (sistemi stiranti e pulizia a vapore) continua a sostenere l'attesa inversione di tendenza rispetto al passato.

*Andamento della redditività*

L'EBITDA è cresciuto nel periodo del 14,8%; quanto alle principali componenti si conferma la tendenza già rilevata a giugno; in particolare si segnala:

- la forte crescita delle vendite di prodotti per la pulizia della casa e stiro, caratterizzate da margini industriali meno elevati, ma che ha consentito di raggiungere eccellenti risultati quanto a contribuzione finale e contemporanea minor incidenza nel mix delle vendite della linea condizionamento, caratterizzata da margini elevati;
- la dinamica dei cambi con un indebolimento della sterlina e dello yen giapponese in parte compensato dal rafforzamento del dollaro, il tutto rispetto ai primi nove mesi del 2000.
- l'effetto positivo della leva operativa, tanto a livello di costi per servizi, quanto di costo del lavoro, che genera un effetto di miglioramento più che proporzionale all'incremento dei ricavi.

Il risultato operativo ammonta a Lire 84,5 miliardi in crescita di lire 22,7 miliardi rispetto al corrispondente periodo del 2000 (+36,7%).

Nel complesso, per quanto riguarda i dati economici, si evidenzia come la redditivita' dei primi nove mesi dell'esercizio non è comparabile con quella dell'intero esercizio per effetto di:

- le vendite dei primi nove mesi rappresentano poco più dei due terzi del totale anno, con conseguente maggior incidenza nel periodo dei costi fissi;
- il mix di vendite è meno favorevole rispetto a quello del totale annuo, per la minor presenza della componente riscaldamento.

Il reddito operativo del III trimestre del 2001 ammonta a Lire 45,1 miliardi, in aumento di Lire 4,3 miliardi rispetto al III Trimestre del 2000.

***Oneri (proventi) finanziari***

Tale voce include oneri finanziari netti per Lire 43,5 miliardi (Lire 27 miliardi a Settembre 2000), perdite su cambi nette per Lire 1,5 miliardi (a settembre 2000 utili su cambi netti per Lire 6,5 miliardi) e oneri finanziari diversi netti per Lire 15,3 miliardi (Lire 12 miliardi a settembre 2000). Gli oneri finanziari netti sono aumentati nei primi nove mesi del 2001 rispetto al medesimo periodo del 2000 di Lire 16,5 miliardi per effetto tanto del maggior indebitamento (con un maggior carico di interessi passivi stimato in circa Lire 9 miliardi) che dell'incremento dei tassi medi di mercato di oltre un punto percentuale.
La rimanente differenza è ascrivibile soprattutto al variare della voce differenze cambio (negativa per Lire 1,5 miliardi al 30 settembre 2001 e positiva per Lire 6,5 miliardi al 30 settembre 2000).

***Il risultato ante imposte***

Il risultato prima delle imposte è pari ad un utile di Lire 26,2 miliardi nei primi nove mesi del 2001 contro un utile di Lire 2,6 miliardi nei primi nove mesi del 2000.

*Analisi della situazione patrimoniale e finanziaria*

Si premette che i dati al 31 dicembre 2000 includono il consolidamento delle società acquisite a fine dicembre 2000 ma non il Gruppo Kenwood, acquisito successivamente (per lo stato patrimoniale riclassificato si rimanda all'allegato 3).

Il capitale circolante netto è aumentato di Lire 266,2 miliardi nei primi nove mesi del 2001 rispetto a fine 2000; tale aumento è riconducibile all'entrata nell'area di consolidamento del Gruppo Kenwood per Lire 113 miliardi e al fabbisogno di cassa conseguente la stagionalita' di parte delle vendite che determina una crescita temporanea delle rimanenze di magazzino e dei crediti. Tale crescita è determinata rispettivamente dalle giacenze dei prodotti del riscaldamento, che verranno venduti nei mesi successivi e al fatto che gli incassi delle vendite dei prodotti del condizionamento e di parte del riscaldamento avverranno successivamente.

L'incremento del capitale investito di Lire 380,1 miliardi è dovuto, oltre che agli effetti dell'incremento del capitale circolante netto sopra commentato, principalmente agli effetti dell'acquisizione di Kenwood in termini di maggiori immobilizzazioni immateriali e materiali. In particolare le immobilizzazioni immateriali sono aumentate di Lire 109 miliardi rispetto al 31 dicembre 2000, a causa soprattutto della differenza di consolidamento che si è determinata con il consolidamento di Kenwood e della capitalizzazione degli oneri di quotazione che, al netto degli ammortamenti, ammontano a Lire 25,6 miliardi.

La posizione finanziaria netta è passata da Lire 1.193 miliardi al 31 dicembre 2000 a Lire 1.050 miliardi al 30 settembre 2001, con un miglioramento di Lire 143 miliardi, come spiegato dall'allegato rendiconto finanziario. Tale situazione risente, oltre che del rilevante impatto delle acquisizioni di fine dicembre 2000, anche dell'effetto dell'acquisizione del Gruppo Kenwood per un importo di Lire 268 miliardi, inclusivo del relativo indebitamento, che al 30 settembre 2001 ammonta a Lire 103 miliardi.

*Altre informazioni*

***Introduzione dell'Euro***

In considerazione dell'obbligatoria adozione dell'EURO come moneta di conto a partire dal 1 gennaio 2002, durante il primo semestre del 2001 è continuato il progetto EURO che ha previsto un'analisi degli impatti sulle aree operative di tipo informatico e organizzativo, la definizione del piano di conversione e testing e attività di training per le persone coinvolte nel progetto.

Il progetto, che prevedeva poi il passaggio in corso di anno, al fine di gestire il processo nella maniera più efficiente, è stato ultimato nel mese di luglio 2001; la migrazione all'EURO, e la conseguente adozione dell'EURO come moneta di conto è avvenuta, da parte della Capogruppo De' Longhi S.p.A e dalle principali società controllate, nei primi giorni di agosto 2001.

***Aumento del capitale sociale e conversione del capitale in EURO***

In data 18 aprile 2001 l'assemblea dei soci ha deliberato un aumento di capitale sociale a pagamento per un importo di Lire 250,6 miliardi sottoscritto e interamente versato; la medesima assemblea ha deliberato la conversione del capitale in EURO ed il raggruppamento delle azioni emesse mediante aumento del loro valore nominale ad EURO 3. A seguito di tale operazione il capitale sociale della Capogruppo ammontava a EURO 336.000.000, suddiviso in 112.000.000 azioni ordinarie del valore nominale di EURO 3 cadauna.

***Ammissione alla quotazione sul mercato telematico***

La Borsa Italiana, con provvedimento n. 1783 del 2 luglio 2001, ha disposto l'ammissione alla quotazione sul mercato telematico azionario delle azioni ordinarie di De' Longhi S.p.A. L'inizio delle negoziazioni è avvenuto in data 24 luglio 2001. L'operazione è consistita in un'offerta di sottoscrizione di n. 37.500.000 azioni ordinarie di De' Longhi S.p.A al valore di EURO 3,4 cadauna indirizzata al pubblico indistinto in Italia per n. 11.055.000 azioni e un contestuale collocamento privato riservato ad investitori professionali in Italia e ad investitori istituzionali all'estero per n. 26.445.000 azioni, per un controvalore complessivo di Lire 246,9 miliardi. In seguito all'offerta pubblica di sottoscrizione il capitale sociale della De' Longhi è costituito da n. 149.500.000 azioni per un totale di EURO 448,5 milioni.

***Le prospettive/evoluzioni prevedibili della gestione***

Sulla base delle informazioni attualmente disponibili, tenendo conto dell'andamento economico - patrimoniale del Gruppo al 30 settembre 2001 e in virtù del migliore contributo alla redditività storicamente rappresentato dall'ultimo trimestre dell'esercizio, è ragionevole attendersi per l'intero esercizio 2001 il conseguimento di risultati, sia sul fronte dei ricavi che della redditività, in linea con le aspettative, con l'evoluzione attualmente in corso e pertanto in miglioramento rispetto allo scorso anno.

*Treviso, 12 settembre 2001*

***Per il Consiglio di amministrazione***
***L'Amministratore Delegato***

Allegati

Allegati

**Prospetti contabili consolidati**

Conto economico consolidato riclassificato in Lire per il periodo 1/01 – 30/09

Conto economico consolidato riclassificato in Lire per il III Trimestre

Stato patrimoniale consolidato riclassificato in Lire per il periodo 1/01 – 30/09

Rendiconto finanziario

Conto economico consolidato riclassificato in Euro per il periodo 1/01 – 30/09

Conto economico consolidato riclassificato in Euro per il III Trimestre

Stato patrimoniale consolidato riclassificato in Euro per il periodo 1/01 – 30/09

**Conto economico consolidato riclassificato**
(in milioni di Lire)

| | *30/09/2001* | *% sulle vendite* | *30/09/2000 (*)* (dati pro-forma) | *% sulle vendite* |
|---|---|---|---|---|
| Ricavi delle vendite | 1.530.525 | 98,5% | 1.385.752 | 99,1% |
| Altri ricavi | 22.788 | 1,5% | 12.509 | 0,9% |
| **Totale ricavi** | **1.553.313** | **100,0%** | **1.398.261** | **100,0%** |
| Consumi | -769.871 | -49,6% | -655.841 | -46,9% |
| **Margine industriale** | **783.442** | **50,4%** | **742.420** | **53,1%** |
| Costi per servizi | -352.552 | -22,7% | -344.909 | -24,7% |
| Oneri diversi di gestione | -14.925 | -1,0% | -11.422 | -0,8% |
| **Valore aggiunto** | **415.965** | **26,8%** | **386.089** | **27,6%** |
| Costo del lavoro | -224.138 | -14,4% | -212.199 | -15,2% |
| Accantonamenti | -7.996 | -0,5% | -13.778 | -1,0% |
| **EBITDA** | **183.831** | **11,8%** | **160.112** | **11,5%** |
| Ammortamenti | -99.326 | -6,4% | -98.284 | -7,0% |
| **Risultato operativo** | **84.505** | **5,4%** | **61.828** | **4,4%** |
| Proventi (Oneri )finanziari netti | -60.133 | -3,9% | -32.508 | -2,3% |
| Gestione straordinaria | 2.330 | 0,2% | -26.570 | -1,9% |
| **Risultato ante imposte** | **26.702** | **1,7%** | **2.750** | **0,2%** |
| Minority | 510 | 0,0% | 188 | 0,0% |
| **Risultato ante imposte di pertinenza del Gruppo** | **26.192** | **1,7%** | **2.562** | **0,2%** |

(*) includono i dati delle acquisizioni effettuate a dicembre 2000 e del Gruppo Kenwood acquisito nel corso del 2001.

**Conto economico consolidato riclassificato**
(in milioni di Lire)

| | *III Trimestre 2001* | *% sulle vendite* | *III Trimestre 2000 (*)* *(dati pro-forma)* | *% sulle vendite* |
|---|---|---|---|---|
| Ricavi delle vendite | 548.812 | 98,8% | 515.502 | 99,3% |
| Altri ricavi | 6.795 | 1,2% | 3.479 | 0,7% |
| **Totale ricavi** | **555.607** | **100,0%** | **518.981** | **100,0%** |
| Consumi | -274.724 | -49,4% | -250.763 | -48,3% |
| **Margine industriale** | **280.883** | **50,6%** | **268.218** | **51,7%** |
| Costi per servizi | -123.450 | -22,2% | -119.047 | -22,9% |
| Oneri diversi di gestione | -5.665 | -1,0% | -622 | -0,1% |
| **Valore aggiunto** | **151.768** | **27,3%** | **148.549** | **28,6%** |
| Costo del lavoro | -71.356 | -12,8% | -67.892 | -13,1% |
| Accantonamenti | 347 | 0,1% | -6.485 | -1,2% |
| **EBITDA** | **80.759** | **14,5%** | **74.172** | **14,3%** |
| Ammortamenti | -35.629 | -6,4% | -33.390 | -6,4% |
| **Risultato operativo** | **45.130** | **8,1%** | **40.782** | **7,9%** |
| Proventi (Oneri )finanziari netti | -24.199 | -4,4% | -13.206 | -2,5% |
| *Gestione straordinaria* | -2.691 | -0,5% | -6.514 | -1,3% |
| **Risultato ante imposte** | **18.240** | **3,3%** | **21.062** | **4,1%** |
| Minority | -157 | 0,0% | 14 | 0,0% |
| **Risultato di pertinenza del Gruppo** | **18.397** | **3,3%** | **21.048** | **4,1%** |

(*) includono i dati delle acquisizioni effettuate a dicembre 2000 e del Gruppo Kenwood acquisito nel corso del 2001.

Gruppo De' Longhi - Relazione trimestrale al 30/09/2001 Allegato n.° 3

**Stato patrimoniale consolidato riclassificato**
(in milioni di Lire)

| | *30/09/2001* | *30/06/2001* | *31/12/2000 (*)* |
|---|---|---|---|
| Avviamento e Differenze di consolidamento | 631.258 | 642.288 | 545.344 |
| Altre immobilizzazioni immateriali | 226.221 | 210.670 | 203.123 |
| Immobilizzazioni materiali nette | 367.853 | 376.330 | 344.097 |
| Immobilizzazioni finanziarie | 12.957 | 13.046 | 17.679 |
| **Totale attività immobilizzate** | **1.238.289** | **1.242.334** | **1.110.243** |
| Crediti verso clienti | 804.664 | 691.770 | 615.735 |
| Rimanenze finali | 570.384 | 589.370 | 370.539 |
| Altre attività correnti | 120.695 | 143.594 | 141.294 |
| Debiti verso fornitori | (464.109) | (521.918) | (357.814) |
| Altre passività correnti | (154.072) | (175.952) | (158.390) |
| **Capitale circolante netto** | **877.562** | **726.864** | **611.364** |
| Trattamento di fine rapporto | (41.528) | (41.088) | (37.526) |
| Fondi per rischi ed oneri | (31.965) | (33.196) | (21.852) |
| **Totale passività a lungo termine e fondi** | (73.493) | (74.284) | (59.378) |
| **Capitale investito netto** | **2.042.358** | **1.894.914** | **1.662.229** |
| Debiti finanziari a breve termine (al netto disponibilità) | 361.493 | 416.814 | 169.053 |
| Debiti finanziari a medio lungo termine | 529.642 | 587.778 | 519.143 |
| Debito per acquisto partecipazioni | 158.611 | 158.611 | 504.605 |
| **Posizione finanziaria netta** | **1.049.746** | **1.163.203** | **1.192.801** |
| Capitale sociale | 868.417 | 650.586 | 400.000 |
| Altre riserve | 96.613 | 71.783 | 40.812 |
| Risultato del periodo ante imposte (per il 2000 al netto delle imposte) | 26.192 | 7.795 | 27.980 |
| **Totale patrimonio netto del Gruppo** | **991.222** | **730.164** | **468.792** |
| Patrimonio netto di pertinenza di terzi | 1.390 | 1.547 | 636 |
| **Totale patrimonio netto** | **992.612** | **731.711** | **469.428** |
| **Totale mezzi di terzi e mezzi propri** | **2.042.358** | **1.894.914** | **1.662.229** |

(*) Non include i dati del Gruppo Kenwood che è stato acquisito nel corso del 2001.

**Rendiconto finanziario consolidato**
**(importi in milioni di Lire)**

| | 30/09/01 | 30/06/01 | 31/12/00 |
|---|---|---|---|
| | 9 mesi | 6 mesi | 12 mesi |
| Risultato ante imposte (netto per il 31/12/2000) | 26.192 | 7.795 | 27.980 |
| Ammortamenti | 99.326 | 63.698 | 60.193 |
| Accantonamenti e svalutazioni al netto utilizzi | 3.962 | 2.572 | 4.566 |
| **Flussi finanziari generati (assorbiti) dalla gestione corrente (A)** | **129.480** | **74.065** | **92.739** |
| **Flussi finanziari generati (assorbiti) da movimenti di capitale circolante (B)** | **(153.213)** | **(17.927)** | **(43.415)** |
| **Flussi finanziari generati (assorbiti) da attività di investimento (C)** | **(62.163)** | **(37.387)** | **(20.717)** |
| **Flusso di cassa generato da movimenti di patrimonio netto (D)** | **496.992** | **254.487** | **(601)** |
| **Flusso finanziario relativo alla variazione dell'area di consolidamento (E) (*)** | **(268.041)** | **(243.640)** | **(707.721)** |
| **Flusso finanziario di periodo (A+B+C+D+E)** | **143.055** | **29.598** | **(679.715)** |
| Posizione finanziaria netta di inizio periodo | (1.192.801) | (1.192.801) | (513.086) |
| Flusso finanziario di periodo (A+B+C+D+E) | 143.055 | 29.598 | (679.715) |
| **Posizione finanziaria netta finale** | **(1.049.746)** | **(1.163.203)** | **(1.192.801)** |

(*) relativo per i dati al 31/12/00 alle acquisizioni effettuate a fine dicembre 2000 e per i dati al 30/09/01 e al 30/06/01 all'acquisizione del Gruppo Kenwood.

**Conto economico consolidato riclassificato**
(in migliaia di Euro)

| | *30/09/2001* | *% sulle vendite* | *30/09/2000 (*)* *(dati pro-forma)* | *% sulle vendite* |
|---|---|---|---|---|
| Ricavi di vendita | 790.450 | 98,5% | 715.681 | 99,1% |
| Altri ricavi | 11.769 | 1,5% | 6.460 | 0,9% |
| **Totale ricavi** | **802.219** | **100,0%** | **722.141** | **100,0%** |
| Consumi | -397.605 | -49,6% | -338.714 | -46,9% |
| **Margine industriale** | **404.614** | **50,4%** | **383.427** | **53,1%** |
| Costi per servizi | -182.078 | -22,7% | -178.131 | -24,7% |
| Oneri diversi di gestione | -7.708 | -1,0% | -5.899 | -0,8% |
| **Valore aggiunto** | **214.828** | **26,8%** | **199.397** | **27,6%** |
| Costo del lavoro | -115.758 | -14,4% | -109.592 | -15,2% |
| Accantonamenti | -4.130 | -0,5% | -7.116 | -1,0% |
| **EBITDA** | **94.940** | **11,8%** | **82.689** | **11,5%** |
| Ammortamenti | -51.298 | -6,4% | -50.759 | -7,0% |
| **Risultato operativo** | **43.642** | **5,4%** | **31.930** | **4,4%** |
| Proventi (Oneri )finanziari netti | -31.056 | -3,9% | -16.789 | -2,3% |
| Gestione straordinaria | 1.203 | 0,1% | -13.722 | -1,9% |
| **Risultato ante imposte** | **13.789** | **1,7%** | **1.419** | **0,2%** |
| Minority | 263 | 0,0% | 97 | 0,0% |
| **Risultato ante imposte di pertinenza del Gruppo** | **13.526** | **1,7%** | **1.322** | **0,2%** |

(*) includono i dati delle acquisizioni effettuate a dicembre 2000 e del Gruppo Kenwood acquisito nel corso del 2001.

**Conto economico consolidato riclassificato**
(in migliaia di Euro)

| | *III Trimestre 2001* | *% sulle vendite* | *III Trimestre 2000 (*)* (dati pro-forma) | *% sulle vendite* |
|---|---|---|---|---|
| Ricavi di vendita | 283.438 | 98,8% | 266.234 | 99,3% |
| Altri ricavi | 3.509 | 1,2% | 1.796 | 0,7% |
| **Totale ricavi** | **286.947** | **100,0%** | **268.030** | **100,0%** |
| Consumi | -141.883 | -49,4% | -129.509 | -48,3% |
| **Margine industriale** | **145.064** | **50,6%** | **138.521** | **51,7%** |
| Costi per servizi | -63.757 | -22,2% | -61.483 | -22,9% |
| Oneri diversi di gestione | -2.926 | -1,0% | -321 | -0,1% |
| **Valore aggiunto** | **78.381** | **27,3%** | **76.717** | **28,6%** |
| Costo del lavoro | -36.853 | -12,8% | -35.064 | -13,1% |
| Accantonamenti | 179 | 0,1% | -3.349 | -1,2% |
| **EBITDA** | **41.707** | **14,5%** | **38.304** | **14,3%** |
| Ammortamenti | -18.401 | -6,4% | -17.244 | -6,4% |
| **Risultato operativo** | **23.306** | **8,1%** | **21.060** | **7,9%** |
| Proventi (Oneri )finanziari netti | -12.498 | -4,4% | -6.820 | -2,5% |
| Gestione straordinaria | -1.390 | -0,5% | -3.364 | -1,3% |
| **Risultato ante imposte** | **9.418** | **3,3%** | **10.876** | **4,1%** |
| Minority | -81 | 0,0% | 7 | 0,0% |
| **Risultato ante imposte di pertinenza del Gruppo** | **9.499** | **3,3%** | **10.869** | **4,1%** |

(*) includono i dati delle acquisizioni effettuate a dicembre 2000 e del Gruppo Kenwood acquisito nel corso del 2001.

**Stato patrimoniale consolidato riclassificato**
(in migliaia di Euro)

| | *30/09/01* | *30/06/01* | *31/12/2000 (*)* |
|---|---|---|---|
| Avviamento e Differenze di consolidamento | 326.018 | 331.714 | 281.647 |
| Altre immobilizzazioni immateriali | 116.833 | 108.802 | 104.904 |
| Immobilizzazioni materiali nette | 189.980 | 194.358 | 177.711 |
| Immobilizzazioni finanziarie | 6.692 | 6.738 | 9.130 |
| **Totale attività immobilizzate** | **639.523** | **641.612** | **573.392** |
| Crediti verso clienti | 415.574 | 357.269 | 318.001 |
| Rimanenze finali | 294.579 | 304.384 | 191.367 |
| Altre attività correnti | 62.334 | 74.160 | 72.972 |
| Debiti verso fornitori | (239.692) | (269.548) | (184.796) |
| Altre passività correnti | (79.572) | (90.872) | (81.802) |
| **Capitale circolante netto** | **453.223** | **375.393** | **315.742** |
| Trattamento di fine rapporto | (21.447) | (21.220) | (19.381) |
| Fondi per rischi ed oneri | (16.509) | (17.144) | (11.286) |
| **Totale passività a lungo termine e fondi** | **(37.956)** | **(38.364)** | **(30.667)** |
| **Capitale investito netto** | **1.054.790** | **978.641** | **858.467** |
| Debiti finanziari a breve termine | 186.696 | 215.265 | 87.308 |
| Debiti finanziari a medio lungo termine | 273.537 | 303.562 | 268.114 |
| Debito per acquisto partecipazioni | 81.916 | 81.916 | 260.607 |
| **Posizione finanziaria netta** | **542.149** | **600.743** | **616.029** |
| Capitale sociale | 448.500 | 336.000 | 206.583 |
| Altre riserve | 49.896 | 37.073 | 21.077 |
| Risultato del periodo ante imposte (per il 2000 al netto delle imposte) | 13.527 | 4.026 | 14.450 |
| **Totale patrimonio netto del Gruppo** | **511.923** | **377.099** | **242.110** |
| Patrimonio netto di pertinenza di terzi | 718 | 799 | 328 |
| **Totale patrimonio netto** | **512.641** | **377.898** | **242.438** |
| **Totale mezzi di terzi e mezzi propri** | **1.054.790** | **978.641** | **858.467** |

(*) Non include i dati del Gruppo Kenwood che è stato acquisito nel corso del 2001.

## EXPLANATORY NOTE

**First Half Financial Statements:**
See English summary under Section B, TAB 10 (attachment to press release).

PRICEWATERHOUSECOOPERS

DE' LONGHI SPA

REVISIONE CONTABILE LIMITATA DELLA RELAZIONE SEMESTRALE AL 30 GIUGNO 2001

02 APR 30 AM 11:16

**RELAZIONE DELLA SOCIETÀ DI REVISIONE SULLA REVISIONE CONTABILE LIMITATA DELLA RELAZIONE SEMESTRALE DELLA DE' LONGHI SPA**

Agli Azionisti della
De' Longhi SpA

1 Abbiamo effettuato la revisione contabile limitata dei prospetti contabili consolidati e delle relative note esplicative ed integrative inclusi nella relazione semestrale al 30 giugno 2001 della De' Longhi SpA. Abbiamo inoltre verificato la parte delle note contenente le informazioni sulla gestione ai soli fini della verifica della concordanza con la restante parte della relazione semestrale.

2 Il nostro lavoro è stato svolto secondo i criteri per la revisione contabile limitata raccomandati dalla Consob con delibera n° 10867 del 31 luglio 1997. La revisione contabile limitata dei dati semestrali di alcune società controllate che rappresentano circa il 13,9% percento delle attività consolidate e circa il 29,6% percento dei ricavi consolidati è stata eseguita da altri revisori che ci hanno fornito le relative relazioni. La revisione contabile limitata è consistita principalmente nella raccolta di informazioni sulle poste dei prospetti contabili e sull'omogeneità dei criteri di valutazione tramite colloqui con la direzione della società e nello svolgimento di analisi di bilancio sui dati contenuti nei prospetti contabili. La revisione contabile limitata ha escluso procedure di revisione quali sondaggi di conformità e verifiche o procedure di validità delle attività e delle passività ed ha comportato un'estensione di lavoro significativamente inferiore a quella di una revisione contabile completa svolta secondo gli statuiti principi di revisione. Di conseguenza, diversamente da quanto effettuato sul bilancio consolidato di fine esercizio, non esprimiamo un giudizio professionale di revisione sulla relazione semestrale.

3 Questo è il primo anno in cui abbiamo ricevuto l'incarico di effettuare la revisione contabile limitata della relazione semestrale; pertanto i dati del corrispondente periodo dell'anno precedente non sono stati assoggettati a revisione contabile limitata e non formuliamo quindi alcun commento o conclusione sugli stessi. Per quanto riguarda i dati comparativi relativi al bilancio d'esercizio e al bilancio consolidato chiusi al 31 dicembre 2000, si fa riferimento alle relazioni da noi emesse in data 11 aprile 2001.

4 Sulla base di quanto svolto, non siamo venuti a conoscenza di variazioni e integrazioni significative che dovrebbero essere apportate ai prospetti contabili consolidati e alle relative note esplicative e integrative identificati nel paragrafo 1 della presente relazione, per renderli conformi ai criteri previsti dall'articolo

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267811 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60121 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702011 – **Milano** 20122 Corso Europa 2 Tel. 0277851 – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

81 "Relazione semestrale" del regolamento Consob approvato con Delibera n. 11971 del 14 maggio 1999 e successive modifiche.

5 Come indicato nei commenti della relazione semestrale la società De' Longhi SpA ha ritenuto di avvalersi della facoltà concessa dal comma 7 dell'articolo 81 del regolamento Consob approvato con Delibera 11971 del 14 maggio 1999 ed ha presentato il risultato del periodo al lordo delle imposte nonché delle rettifiche ed accantonamenti derivanti esclusivamente dall'applicazione di norme tributarie.

Treviso, 18 settembre 2001

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

DE'LONGHI S.p.A.

# RELAZIONE SEMESTRALE DEL CONSIGLIO DI AMMINISTRAZIONE

## AL 30 GIUGNO 2001

# *Organi societari*

### *Consiglio di amministrazione*

| | |
|---|---|
| Presidente | GIUSEPPE DE' LONGHI |
| Vice-Presidente | FABIO DE' LONGHI |
| Amministratore Delegato | STEFANO BERALDO |
| Amministratore | GIORGIO BRUNETTI |
| Amministratore | CARLO GARAVAGLIA |
| Amministratore | COLIN JAMES GORDON |
| Amministratore | GIORGIO SANDRI |

### *Collegio sindacale*

| | |
|---|---|
| Presidente | GIANLUCA PONZELLINI |
| Sindaci effettivi | MASSIMO LANFRANCHI |
| | GIANCARLO MALERBA |
| Sindaci supplenti | EMILIO ETTORE GNECH |
| | FRANCESCO NOBILI |

### *Società di revisione*

PricewaterhouseCoopers S.p.A.

# Relazione semestrale del Consiglio di Amministrazione

***Principali risultati***

Nel primo semestre del 2001 i dati più significativi, a parità di area di consolidamento, sono i seguenti.

I ricavi consolidati ammontano a Lire 997,7 miliardi, in crescita rispetto al medesimo periodo dello scorso anno del 13,5%.

Il margine operativo lordo (utile prima degli oneri finanziari, imposte, svalutazioni e ammortamenti) è stato pari a Lire 111,4 miliardi al 30 giugno 2001 (con un'incidenza sui ricavi netti del 11,2%) e si confronta con Lire 93,2 miliardi al 30 giugno 2000 (con un'incidenza sui ricavi netti pari al 10,6%); la crescita è stata pari quindi al 19,5%.

Il risultato ante imposte è stato pari ad utile di Lire 7,8 miliardi al 30 giugno 2001 contro una perdita di Lire 18,5 miliardi nel precedente periodo di confronto.

Nel complesso, per quanto riguarda il conto economico, si evidenzia come il primo semestre corrisponda al semestre meno favorevole dell'anno per la gestione reddituale e che non è comparabile a quella dell'intero esercizio; si segnala infatti che nel primo semestre del 2000 si sono realizzati ricavi pari a circa il 42% del totale annuo (dati pro forma al 31 dicembre 2000) e che il mix di vendite più favorevole in termini di redditività si realizza storicamente nel secondo semestre.

***Principali mutamenti societari e modifica dell'area di consolidamento***

Il principale evento avvenuto nel primo semestre è rappresentato dall'acquisizione del Gruppo Kenwood, leader di mercato in Gran Bretagna e specialista internazionale nel settore dei prodotti per la preparazione dei cibi, altresì attivo nel settore dei sistemi per la pulizia e lo stiro; l'acquisizione si è perfezionata nel mese di maggio con il raggiungimento del controllo totalitario per effetto della chiusura dell'offerta pubblica di acquisto. A seguito di tale acquisizione il Gruppo De'Longhi ottiene una posizione primaria in due segmenti strategici quali la cottura e preparazione cibi e la pulizia della casa e stiro e un'importante opportunità di crescita profittevole per le rilevanti sinergie derivanti dall'accesso ad uno stabilimento produttivo in Cina, per la complementarietà di prodotto e per l'aumentata capacità d'acquisto.

Quanto ai dati contenuti nei prospetti allegati alla relazione semestrale, si evidenzia che, in considerazione dell'acquisizione di Kenwood sopramenzionata e delle acquisizioni effettuate a fine dicembre 2000, i dati patrimoniali di giugno 2000 erano relativi ad un perimetro di consolidamento significativamente inferiore e quindi non comparabile con i dati di giugno 2001; conseguentemente si è ritenuto, in conformità con la normativa vigente, di presentare a confronto dello stato patrimoniale al 30 giugno 2001 lo stato patrimoniale al 31 dicembre 2000 come da bilancio consolidato approvato.

Anche per quanto riguarda i dati economici si presenta il confronto con il bilancio approvato al 31 dicembre 2000 che non include il conto economico delle acquisizioni; allo scopo di permettere gli opportuni confronti ed indicazioni sull'andamento dell'attività si sono ricostruiti i dati al 30 giugno 2000 a parità di area di consolidamento, inclusivi del consolidamento di Kenwood e delle società acquisite a fine dicembre 2000; la predetta situazione economica non è stata assoggettata a revisione contabile. I commenti comparativi che saranno svolti nella presente relazione sulla gestione degli amministratori, si riferiscono quindi, per quanto riguarda il confronto delle informazioni economiche, ai dati pro forma al 30 giugno 2000.

*Il mercato degli elettrodomestici(*)*

La domanda di prodotti per la cottura e preparazione cibi, per la pulizia della casa e sistemi stiranti in Europa nel primo semestre del 2001 è cresciuta del 4,5%, con punte di forte crescita dei mercati delle Macchine per Caffè Espresso col 14,5%, delle Friggitrici con l'8%.

Nei settori citati si osserva una tendenza alla crescita dei prezzi medi, in virtù della domanda spesso orientata verso prodotti di maggior valore, mentre una maggiore competitività dei prezzi si registra sui prodotti di fascia medio-bassa.

Il mercato americano degli elettrodomestici registra una crescita di oltre il 4%, in particolare del 4,2% nei prodotti per la cottura e preparazione dei cibi, con una tendenza alla riduzione dei prezzi medi in numerosi segmenti, mediamente fra il 3 e 4%.

Nel settore del Condizionamento la stagione non favorevole ha moderato la crescita del mercato in Europa. L'Italia mantiene un trend più positivo sia pure con un lieve cedimento del mercato nel secondo trimestre, ma anche una tendenza alla riduzione dei prezzi intorno all'8%.

(*) Fonte: Nielsen, GFK, NPDINTELECT, ANIMA, COAER, EUROVENT

*Andamento della gestione*

Si presenta di seguito una riclassifica dei conti economici con l'avvertenza che i dati sono ante imposte e che, per quanto riguarda il 2000, sono relativi a dati pro forma.

| | **06/2001** | **% sulle vendite** | **06/2000 (dati pro forma)** | **% sulle vendite** |
|---|---|---|---|---|
| | (Lire mld) | | (Lire mld) | |
| Ricavi netti | 997,7 | 100,0% | 879,3 | 100,0% |
| Consumi | (495,1) | (49,6%) | (405,1) | (46,1%) |
| Costi per servizi e altri oneri | (238,4) | (23,9%) | (236,7) | (26,9%) |
| **Valore aggiunto** | **264,2** | **26,5%** | **237,5** | **27,0%** |
| Costo del lavoro | (152,8) | (15,3%) | (144,3) | (16,4%) |
| **Margine operativo lordo** | **111,4** | **11,2%** | **93,2** | **10,6%** |
| Ammortamenti differenza di consolidamento | (16,7) | (1,7%) | (16,5) | (1,9%) |
| Ammortamenti (altri) | (47,0) | (4,7%) | (48,4) | (5,5%) |
| Accantonamenti e svalut. | (8,3) | (0,8%) | (7,3) | (0,8%) |
| **Risultato operativo** | **39,4** | **3,9%** | **21,0** | **2,4%** |
| Proventi (oneri) finanziari | (35,9) | (3,6%) | (19,3) | (2,2%) |
| Proventi (oneri) straordinari | 5,0 | 0,5% | (20,0) | (2,3%) |
| Interessenze di terzi | (0,7) | (0,1)% | (0,2) | - |
| **Risultato prima delle imposte** | **7,8** | **0,8%** | **(18,5)** | **(2,1%)** |
| | | | | |
| **EBITDA (margine operativo lordo meno accantonamenti e svalutazioni)** | **103,1** | **10,3%** | **85,9** | **9,8%** |

***Totale ricavi***

I ricavi netti, a perimetro omogeneo, sono cresciuti nel primo semestre 2001 di Lire 118,4 miliardi (+13,5%) rispetto al corrispondente periodo dell'anno precedente.

***I segmenti di business***

I segmenti di business in cui opera il gruppo possono essere ricompresi nelle principali categorie:

- Riscaldamento
- Condizionamento e trattamento aria
- Cottura e preparazione cibi
- Pulizia della casa e stiro

L'andamento dei ricavi di vendita, esaminati per linea di business e per area geografica, è evidenziato nelle seguenti tabelle:

***Linee di business***

| (Milioni di Lire) | 30 giugno 2000 | 30 giugno 2001 | Differenza | Variazione % |
|---|---|---|---|---|
| **Linea di business** | | | | |
| Riscaldamento | 80,0 | 107,2 | 27,2 | 34,0% |
| Condizionamento e trattamento dell'aria | 292,4 | 302,4 | 10,0 | 3,4% |
| Cottura e preparazione cibi | 373,3 | 418,1 | 44,8 | 12,0% |
| Pulizia della casa e stiro | 99,2 | 122,6 | 23,4 | 23,6% |
| Altro (*) | 34,4 | 47,4 | 13,0 | 37,8% |
| **Totale ricavi** | **879,3** | **997,7** | **118,4** | **13,5%** |

(*) La linea "Altro" include i ricavi delle vendite di accessori, ricambi, materie prime, semilavorati e rottami, nonché i ricavi delle prestazioni di servizi, le sopravvenienze e plusvalenze attive, i recuperi trasporti ed altri ricavi diversi.

***Mercati***

| (Milioni di Lire) | 30 giugno 2000 | 30 giugno 2001 | Differenza | Variazione % |
|---|---|---|---|---|
| **Area geografica** | | | | |
| Italia | 292,9 | 309,0 | 16,1 | 5,5% |
| Regno Unito | 123,7 | 143,2 | 19,5 | 15,8% |
| Resto d'Europa | 245,0 | 269,9 | 24,9 | 10,2% |
| USA, Canada, Messico | 79,1 | 103,0 | 23,9 | 30,2% |
| Giappone | 22,9 | 26,3 | 3,4 | 14,8% |
| Resto del mondo | 115,7 | 146,3 | 30,6 | 26,4% |
| **Totale ricavi** | **879,3** | **997,7** | **118,4** | **13,5%** |

*Riscaldamento*
L'incremento, pari a Lire 27,2 miliardi (+34%), è dovuto principalmente alla forte crescita delle vendite di termoradiatori ad olio, prevalentemente nel Regno Unito, in Giappone e nell'Emisfero Sud. Tale dinamica, già presente nel primo trimestre del corrente esercizio, beneficia di un fine stagione invernale particolarmente favorevole.

*Condizionamento e trattamento dell'aria*
L'incremento pari a Lire 10 miliardi (+ 3,4%) è la risultante dei positivi andamenti delle vendite di prodotti del condizionamento industriale, di quello fisso e del trattamento dell'aria, che hanno compensato i risultati della campagna di vendita del condizionamento portatile in contrazione rispetto al medesimo periodo del 2000. Le vendite della linea del condizionamento portatile sono state influenzate da uno sfavorevole andamento climatico nel mese di giugno con temperature inferiori alla media stagionale che ha ritardato, rispetto alle aspettative, il sell-out nel trade e la conseguente attività di riordino; si segnala inoltre, peraltro, che tale andamento risulta migliorato alla fine della campagna di vendita, alla fine del mese di agosto, come verrà meglio illustrato nel paragrafo di commento agli eventi successivi.

*Cottura e preparazione dei cibi*
L'incremento dei ricavi pari a Lire 44,8 miliardi (+12%) è dovuto in particolare alla forte crescita delle vendite di macchine da caffè in Italia, in Giappone, negli Stati Uniti e nel Regno Unito, di friggitrici in Europa, nel Regno Unito e negli Stati Uniti, dei forni elettrici per la cottura dei cibi in Italia, Stati Uniti e Giappone ed in generale dei prodotti per la cottura, tanto in Italia che all'estero.

*Pulizia della casa e stiro*
L'incremento dei ricavi, pari a Lire 23,4 miliardi (+23,6%) è il risultato dei positivi effetti del lancio delle nuove famiglie di scope elettriche ad elevata efficienza e del positivo riscontro di mercato dei prodotti per lo stiro e del nuovo estrattore a vapore multifunzione (Triplosimac). Buoni anche i primi risultati del lancio del nuovo aspira solidi e liquidi Acquasimac.
Particolarmente significativo il contributo di Kenwood a questo buon incremento con i ricavi della controllata Ariete in rilevante crescita.

*Consumi di materie prime, sussidiarie e di consumo*
I costi per consumi hanno subito nel primo semestre 2001 un incremento rispetto al corrispondente periodo dell'anno precedente del 22,2%, con un aumento dell'incidenza sul totale ricavi dal 46,1% al 49,6%. Tale aumento è riconducibile alla forte crescita delle vendite di prodotti per la pulizia della casa e stiro, caratterizzate da margini industriali meno elevati ma che ha consentito di raggiungere eccellenti risultati quanto a contribuzione finale, dall'aumentato peso sul mix complessivo dei prodotti finiti d'acquisto, dalla dinamica dei cambi con un rafforzamento del dollaro nel primo semestre del 2001 rispetto alla Lira, in un semestre in cui prevalgono gli acquisti in valuta US$ a fronte di vendite che si concentreranno prevalentemente nel secondo semestre; l'andamento medio del cambio Lira/US$ è stato il seguente:

| | I sem. 2001 | I sem. 2000 |
|---|---|---|
| Cambio Lit/US$ | 2.158,47 | 2.018,47 |

Si segnala, infine, che il primo semestre 2001 è stato caratterizzato dalla minore incidenza del mix delle vendite del condizionamento mobile, che contribuisce con margini più elevati rispetto alla media.

***Costi per prestazioni di servizi***

I costi per prestazioni di servizi sono cresciuti nel primo semestre 2001 del 1,4% rispetto al corrispondente periodo dell'anno precedente, con una riduzione in termini percentuali rispetto al totale dei ricavi dal 25,7% al 23%. In aggiunta, contribuisce a limitare l'aumento dei costi per servizi anche il sopracitato incremento nella commercializzazione di prodotti finiti avvenuta nel semestre rispetto al corrispondente periodo dello scorso anno. Prosegue peraltro anche nel semestre l'impegno del Gruppo sul fronte delle spese per pubblicità e promozioni a supporto della dinamica commerciale.

***Costo del lavoro***

Il costo del lavoro è passato da Lire 144,3 miliardi nei primi sei mesi del 2000 a Lire 152,8 miliardi di Lire nel corrispondente periodo del 2001, registrando un incremento del 5,9%, con una riduzione percentuale sul totale dei ricavi di vendita dal 16,4% del 2000 al 15,3% dei primi sei mesi del 2001. L'organico medio è pari a 5.329 dipendenti.

***Risultato operativo***

Il risultato operativo è stato pari a Lire 39,4 miliardi al 30 giugno 2001 e si confronta con Lire 21 miliardi nei primi sei mesi del 2000, con un'incidenza in termini percentuali sui ricavi pari al 3,9% del primo semestre 2001 contro il 2,4% del primo semestre del 2000. L'incremento delle vendite ha infatti consentito un assorbimento particolarmente significativo dei costi fissi, tramite l'attivazione della leva operativa.

***Oneri (proventi) finanziari***

Gli oneri finanziari netti, comprensivi degli utili (perdite) su cambi e relative operazioni di copertura e delle rettifiche di natura finanziarie sono aumentati nel primo semestre del 2001 rispetto al medesimo periodo del 2000 di Lire 16,6 miliardi, con una maggior incidenza sul totale ricavi passata dal 2,2% al 3,6% per effetto del maggior indebitamento, dovuto prevalentemente alle operazioni di acquisizione descritte di seguito e tutte successive al 30 giugno 2000; si segnala inoltre l'incremento dei tassi medi di mercato in misura pari a quasi un punto percentuale. Nel confronto con il primo semestre del 2000 va inoltre segnalata la presenza di componenti non ricorrenti positivi che hanno caratterizzato il primo semestre del 2000.

***Il risultato prima delle imposte***

Il risultato prima delle imposte è pari ad un utile di Lire 7,8 miliardi nel primo semestre del 2001 contro una perdita di Lire 18,5 miliardi nel primo semestre del 2000 per effetto, oltre che del venire meno di oneri straordinari contabilizzati nel 2000, del positivo andamento della gestione caratteristica, parzialmente compensato dall'incremento degli oneri finanziari.

***Analisi della situazione patrimoniale finanziaria***

Riepiloghiamo di seguito la situazione patrimoniale – finanziaria, con la premessa che i dati al 31 dicembre 2000 includono il consolidamento delle società acquisite a fine dicembre 2000 ma non il Gruppo Kenwood, acquisito successivamente.

| | **30 giugno 2001** | **31 dicembre 2000** | **Variazione** |
|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | (Lire mld.) |
| Crediti verso clienti | 668 | 616 | 52 |
| Rimanenze | 589 | 371 | 218 |
| Debiti verso fornitori | (521) | (358) | (163) |
| Altro | (12) | (17) | 5 |
| **Capitale Circolante Netto** | **724** | **612** | **112** |
| Attività non correnti: | | | |
| Immobilizzazioni Immateriali | 853 | 748 | 105 |
| Immobilizzazioni Materiali | 376 | 344 | 32 |
| Immobilizzazioni Finanziarie | 16 | 18 | (2) |
| Passività non correnti | (74) | (59) | (15) |
| **Capitale investito netto** | **1.895** | **1.663** | **232** |
| Patrimonio netto di terzi | (2) | (1) | (1) |
| Patrimonio netto Gruppo | (730) | (469) | (261) |
| **Totale fonti non finanziarie** | **(732)** | **(470)** | **(262)** |
| **Posizione finanziaria netta (*)** | **(1.163)** | **(1.193)** | **30** |

(*) inclusiva della posizione finanziaria netta onerosa verso Istituti Bancari e terzi e il debito residuo non oneroso per l'acquisto delle partecipazioni effettuato a fine dicembre 2000 (per l'importo di Lire 158,3 miliardi).

Il capitale circolante netto è aumentato di Lire 112 miliardi nel primo semestre del 2001; a parità di area di consolidamento l'incremento, inferiore rispetto alla crescita dei ricavi, è stato pari a Lire 18 miliardi, principalmente per effetto dell'incremento delle rimanenze di magazzino; tale incremento è spiegato dalle maggiori rimanenze correlate ai prodotti per il riscaldamento, che verranno venduti nei mesi successivi; a compensazione di tale effetto si evidenzia la riduzione dei crediti verso clienti per effetto degli incassi delle vendite relative al periodo di fine anno, normalmente più elevate rispetto al media.

L'incidenza del Capitale Circolante Netto/Ricavi Netti rolling (12 mesi), considerando anche i dati relativi a Kenwood, scende dal 37,6% del 31 dicembre 2000 al 33% del 30 giugno 2001.

L'incremento del capitale investito di Lire 232 miliardi è dovuto principalmente agli effetti dell'acquisizione di Kenwood in termini di maggiori immobilizzazioni immateriali e materiali. In particolare le immobilizzazioni immateriali sono aumentate di Lire 105 miliardi rispetto al 31 dicembre 2000, a causa soprattutto delle differenza di consolidamento che si è determinata con il consolidamento di Kenwood.

La posizione finanziaria netta , che è passata da Lire 1.193 miliardi al 31 dicembre 2000 a Lire 1.163 miliardi al 30 giugno 2001, con un miglioramento di Lire 30 miliardi, include in particolare le seguenti operazioni di natura straordinaria:

- l'acquisizione del Gruppo Kenwood per un importo, inclusivo del relativo indebitamento e degli oneri di acquisizione, di circa Lire 234 miliardi;
- l'aumento di capitale sociale deliberato il 18 aprile 2001 dall'assemblea dei soci per l'importo di Lire 250,6 miliardi sottoscritto ed interamente versato.

Il flusso di cassa può essere, comunque, così riepilogato:

| | 06/2001 (6 mesi) | 2000 (12 mesi) |
|---|---|---|
| Autofinanziamento | 74 | 93 |
| Variazioni del Capitale Circolante Netto | (18) | (43) |
| Flusso fin. da att. investimento | (37) | (21) |
| Flusso fin. da attività di movimenti Patrim. Netto | 252 | - |
| Variazione area consolidamento (*) | (244) | (708) |
| Variazione differenza conversione | 3 | (1) |
| **Var. pos. Finanziaria netta** | **30** | **(680)** |

L'incremento del flusso finanziario da attività di investimento rispetto al 2000 è dovuto, oltre che all'incremento delle immobilizzazioni immateriali per effetto della capitalizzazione dei costi di quotazione, alla riduzione dei crediti finanziari evidenziata al 31 dicembre 2000 per l'importo di Lire 18 miliardi (conseguente l'incasso di un credito verso l'Erario).

*Altre informazioni*

***Introduzione dell'Euro***

In considerazione dell'obbligatoria adozione dell'EURO come moneta di conto a partire dal 1 gennaio 2002, durante il primo semestre del 2001 è continuato il progetto EURO che ha previsto un'analisi degli impatti sulle aree operative di tipo informatico e organizzativo, la definizione del piano di conversione e testing e attività di training per le persone coinvolte nel progetto.

Il progetto, che prevedeva poi il passaggio in corso di anno, al fine di gestire il processo nella maniera più efficiente, è stato ultimato nel mese di luglio 2001; la migrazione all'EURO, e la conseguente adozione dell'EURO come moneta di conto è avvenuta, da parte della Capogruppo De' Longhi S.p.A e dalle principali società controllate, nei primi giorni di agosto 2001.

***Informativa relativa al piano di stock option***

Nel corso del mese di luglio 2001, è stata data attuazione al piano di stock option deliberato dal Consiglio di Amministrazione il 12 giugno 2001.

Il piano si rivolge ad un gruppo selezionato di dirigenti e quadri del Gruppo, sia italiani che stranieri, ai quali sono state assegnate complessivamente circa 6.900.000 opzioni. Tale assegnazione è avvenuta a fronte della facoltà attribuita dall'Assemblea Straordinaria dei Soci del 18 aprile 2001 al Consiglio di Amministrazione, per il periodo massimo di cinque anni, di aumentare a pagamento il capitale sociale mediante emissione di massimo 7.500.000 azioni ordinarie della Società.

La maturazione di una parte delle opzioni assegnate è legata al mantenimento del rapporto di lavoro con il Gruppo; la parte rimanente, variabile tra il 40% ed il 50% del totale, è invece legata anche al raggiungimento di alcuni degli obiettivi definiti nell'ambito del Piano Strategico 2001 – 2003.

Qualora maturate, le opzioni saranno esercitabili dai partecipanti al piano, per il 50% a decorrere dall'anno 2004 e per il rimanente 50% nel corso dell'anno 2005 e fino al 28.02.2006, nell'ambito di periodi definiti.

**Aumento del capitale sociale e conversione del capitale in EURO**

In data 18 aprile 2001 l'assemblea dei soci ha deliberato un aumento di capitale sociale a pagamento per un importo di Lire 250,6 miliardi sottoscritto e interamente versato; la medesima assemblea ha deliberato la conversione del capitale in EURO ed il raggruppamento delle azioni emesse mediante aumento del loro valore nominale ad EURO 3. A seguito di tale operazione il capitale sociale della Capogruppo ammonta a EURO 336.000.000, suddiviso in 112.000.000 azioni ordinarie del valore nominale di EURO 3 cadauna.

*Eventi successivi*

La Borsa Italiana, con provvedimento n. 1783 del 2 luglio 2001, ha disposto l'ammissione alla quotazione sul mercato telematico azionario delle azioni ordinarie di De' Longhi S.p.A. L'inizio delle negoziazioni è avvenuto in data 24 luglio 2001. L'operazione è consistita in un'offerta di sottoscrizione di n. 37.500.000 azioni ordinarie di De' Longhi S.p.A al valore di EURO 3,4 cadauna indirizzata al pubblico indistinto in Italia per n. 11.055.000 azioni e un contestuale collocamento privato riservato ad investitori professionali in Italia e ad investitori istituzionali all'estero per n. 26.445.000 azioni, per un controvalore complessivo di Lire 246,9 miliardi.
In seguito all'offerta pubblica di sottoscrizione il capitale sociale della De' Longhi è costituito da n. 149.500.000 azioni per un totale di EURO 448,5 milioni.

Per quanto riguarda l'andamento delle vendite, con riferimento alla linea di business del condizionamento, a corredo di quanto già anticipato, si segnala che la stagione ha evidenziato ricavi in crescita a fine agosto rispetto al corrispondente periodo del 2000, in misura pari al 7,2%, in miglioramento quindi rispetto a quanto evidenziato a fine giugno 2001.

*Le prospettive/evoluzioni prevedibili della gestione*

Sulla base delle informazioni attualmente disponibili, tenendo conto dell'andamento economico-patrimoniale del Gruppo al 30 giugno 2001 e in virtù del migliore contributo alla redditività storicamente rappresentato dal secondo semestre dell'anno, è ragionevole attendersi per l'intero esercizio 2001 il conseguimento di risultati, sia sul fronte dei ricavi che della redditività, in linea con le aspettative, con l'evoluzione attualmente in corso e pertanto in miglioramento rispetto allo scorso anno.

Per quando riguarda l'andamento dei prezzi delle materie prime, si prevede che prosegua il trend degli ultimi mesi, caratterizzato da una significativa riduzione dei prezzi delle principali materie prime.

Infine si segnala come, a conclusione di una prima fase di revisione delle condizioni contrattuali applicate dai fornitori di Kenwood relative ai prodotti finiti, si sia potuto ottenere un significativo miglioramento di cui beneficerà il secondo semestre.

*Treviso, 12 settembre 2001*

***Per il Consiglio di amministrazione***
***L'Amministratore Delegato***

## Allegati alla Relazione semestrale del Consiglio di Amministrazione

- Bilancio Consolidato
  - Stato patrimoniale consolidato in milioni di lire
  - Conto economico consolidato in milioni di lire
  - Stato patrimoniale consolidato in migliaia di Euro
  - Conto economico consolidato in migliaia di Euro
  - Analisi delle variazioni nel patrimonio netto consolidato
  - Rendiconto finanziario consolidato
  - Nota integrativa al bilancio consolidato
  - Elenco delle società incluse nell'area di consolidamento

- De' Longhi S.p.A.
  - Stato patrimoniale in milioni di lire
  - Conto economico in milioni di lire
  - Stato patrimoniale in migliaia di Euro
  - Conto economico in migliaia di Euro

(in Lire milioni)

| ATTIVO | 30.06.2001 | 31.12.2000 |
|---|---|---|
| **A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI** | 0 | **0** |
| **B) IMMOBILIZZAZIONI** | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | 852,958 | 748,467 |
| II - IMMOBILIZZAZIONI MATERIALI | 376,330 | 344,097 |
| III - IMMOBILIZZAZIONI FINANZIARIE | 31,709 | 22,679 |
| **TOTALE IMMOBILIZZAZIONI** | **1,260,997** | **1,115,243** |
| **C) ATTIVO CIRCOLANTE** | | |
| I - RIMANENZE | 589,370 | 370,539 |
| II - CREDITI | | |
| 1) Verso clienti | 668,268 | 615,735 |
| 2) Verso imprese controllate | 0 | 0 |
| 3) Verso imprese collegate | 23,502 | 2,529 |
| 4) Verso controllanti | 6,390 | 28,413 |
| 5) Verso altri | 112,727 | 115,129 |
| TOTALE CREDITI | 810,887 | 761,806 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | 3,426 | 2,004 |
| IV - DISPONIBILITA' LIQUIDE | 146,787 | 128,976 |
| **TOTALE ATTIVO CIRCOLANTE** | **1,550,470** | **1,263,325** |
| **RATEI E RISCONTI ATTIVI** | **28,529** | **23,637** |
| **TOTALE ATTIVO** | **2,839,996** | **2,402,205** |

| PASSIVO | 30.06.2001 | 31.12.2000 |
|---|---|---|
| **A) PATRIMONIO NETTO** | | |
| I - CAPITALE SOCIALE | 650,587 | 400,000 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | 0 | 0 |
| III - RISERVA DA RIVALUTAZIONE | | 0 |
| IV - RISERVA LEGALE | 6,300 | 4,565 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 |
| VI - RISERVE STATUTARIE | | 0 |
| VII - ALTRE RISERVE | 70,032 | 34,310 |
| VIII - UTILI PORTATI A NUOVO | (4,550) | 1,937 |
| IX - UTILE DELL'ESERCIZIO (1) | 7,795 | 27,980 |
| **TOTALE PATRIMONIO NETTO DI COMPETENZA DEL GRUPPO** | **730,164** | **468,792** |
| X - CAPITALE E RISERVE DI TERZI | 880 | 433 |
| XI - UTILE DELL'ESERCIZIO DI PERTINENZA DI TERZI | 667 | 204 |
| **TOTALE PATRIMONIO NETTO** | **731,711** | **469,429** |
| **B) FONDI PER RISCHI E ONERI** | **33,196** | **21,852** |
| **C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO** | **41,088** | 37,526 |
| **D) DEBITI** | | |
| 1) Obbligazioni | 290,440 | 290,440 |
| 3) Debiti verso banche | 834,559 | 533,006 |
| 4) Debiti verso altri finanziatori | 27,400 | 26,437 |
| 5) Acconti | 5,228 | 5,453 |
| 6) Debiti verso fornitori | 544,097 | 357,814 |
| 7) Debiti rappresentati da titoli di credito | 55 | 73 |
| 8) Debiti verso imprese controllate | 2,705 | 2,704 |
| 9) Debiti verso imprese collegate | 238 | 1,369 |
| 10) Debiti verso imprese controllanti | 129,954 | 413,019 |
| 11) Debiti tributari | 69,226 | 74,306 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | 9,361 | 9,887 |
| 13) Altri debiti | 79,879 | 130,515 |
| **TOTALE DEBITI** | **1,993,142** | **1,845,023** |
| **E) RATEI E RISCONTI PASSIVI** | **40,859** | **28,375** |
| **TOTALE PASSIVO** | **2,108,285** | **1,932,776** |
| **TOTALE PATRIMONIO NETTO E PASSIVO** | **2,839,996** | **2,402,205** |
| **CONTI D'ORDINE** | **19,897** | **24,254** |

(1) Il risultato del periodo al 30/06/2001 è presentato al lordo delle imposte.

(in Lire milioni)

| CONTO ECONOMICO | 30.06.2001 | 31.12.2000 |
|---|---|---|
| **A) VALORE DELLA PRODUZIONE** | | |
| 1) Ricavi delle vendite e delle prestazioni | 981,713 | 1,222,951 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | 91,717 | 50,254 |
| 4) Incrementi di immobilizzazioni per lavori interni | 2,204 | 3,937 |
| 5) Altri ricavi e proventi | 15,993 | 27,073 |
| TOTALE VALORE DELLA PRODUZIONE | 1,091,627 | 1,304,215 |
| **B) COSTI DELLA PRODUZIONE** | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | 613,013 | 625,633 |
| 7) Per servizi | 220,407 | 301,812 |
| 8) Per godimento di beni di terzi | 8,695 | 14,241 |
| 9) Per il personale | 152,782 | 173,659 |
| 10) Ammortamenti e svalutazioni | | |
| - Ammortamenti | 63,697 | 60,193 |
| - Svalutazioni | 3,874 | 6,868 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | (23,945) | (16,188) |
| 12) Accantonamenti per rischi | 2,653 | 7,820 |
| 13) Altri accantonamenti | 1,816 | 1,342 |
| 14) Oneri diversi di gestione | 9,260 | 8,543 |
| TOTALE COSTI DELLA PRODUZIONE | 1,052,252 | 1,183,923 |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | 39,375 | 120,292 |
| **C) PROVENTI E ONERI FINANZIARI** | | |
| 15) Proventi da partecipazioni | 123 | 8,481 |
| 16) Altri proventi finanziari | 42,122 | 58,316 |
| 17) Interessi e altri oneri finanziari | (76,652) | (97,579) |
| TOTALE PROVENTI ED ONERI FINANZIARI | (34,407) | (30,782) |
| **D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | | |
| 18) Rivalutazioni di partecipazioni | 0 | 53 |
| 19) Svalutazioni di partecipazioni | (1,527) | (1) |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | (1,527) | 52 |
| **E) PROVENTI ED ONERI STRAORDINARI** | | |
| 20) Proventi straordinari | 11,295 | 3,613 |
| 21) Oneri straordinari | (6,274) | (23,548) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | 5,021 | (19,935) |
| RISULTATO PRIMA DELLE IMPOSTE | 8,462 | 69,627 |
| 22) Imposte sul reddito dell'esercizio | | (41,443) |
| **23) UTILE DELL'ESERCIZIO (1)** | 8,462 | 28,184 |
| 23a) (Utile) dell'esercizio di pertinenza di terzi | (667) | (204) |
| 23b) UTILE DELL'ESERCIZIO (1) | 7,795 | 27,980 |

(1) Il risultato del periodo al 30/06/2001 è presentato al lordo delle imposte.

(importi espressi in migliaia di EURO)i)

| ATTIVO | 30.06.2001 | 31.12.2000 |
|---|---|---|
| **A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI** | **0** | **0** |
| **B) IMMOBILIZZAZIONI** | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | 440,517 | 386,551 |
| II - IMMOBILIZZAZIONI MATERIALI | 194,358 | 177,710 |
| III - IMMOBILIZZAZIONI FINANZIARIE | 16,377 | 11,713 |
| **TOTALE IMMOBILIZZAZIONI** | **651,252** | **575,974** |
| **C) ATTIVO CIRCOLANTE** | | |
| I - RIMANENZE | 304,385 | 191,368 |
| II - CREDITI | | |
| 1) Verso clienti | 345,131 | 318,000 |
| 2) Verso imprese controllate | 0 | 0 |
| 3) Verso imprese collegate | 12,137 | 1,306 |
| 4) Verso controllanti | 3,300 | 14,674 |
| 5) Verso altri | 58,219 | 59,459 |
| TOTALE CREDITI | 418,787 | 393,439 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | 1,769 | 1,035 |
| IV - DISPONIBILITA' LIQUIDE | 75,809 | 66,611 |
| **TOTALE ATTIVO CIRCOLANTE** | **800,750** | **652,453** |
| **RATEI E RISCONTI ATTIVI** | **14,734** | **12,207** |
| **TOTALE ATTIVO** | **1,466,736** | **1,240,634** |

| PASSIVO | 30.06.2001 | 31.12.2000 |
|---|---|---|
| **A) PATRIMONIO NETTO** | | |
| I - CAPITALE SOCIALE | 336,000 | 206,583 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | 0 | 0 |
| III - RISERVA DA RIVALUTAZIONE | | 0 |
| IV - RISERVA LEGALE | 3,254 | 2,358 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 |
| VI - RISERVE STATUTARIE | | 0 |
| VII - ALTRE RISERVE | 36,168 | 17,720 |
| VIII - UTILI PORTATI A NUOVO | (2,350) | 1,000 |
| IX - UTILE DELL'ESERCIZIO (1) | 4,026 | 14,450 |
| **TOTALE PATRIMONIO NETTO DI COMPETENZA DEL GRUPPO** | **377,098** | **242,111** |
| X - CAPITALE E RISERVE DI TERZI | 454 | 224 |
| XI - UTILE DELL'ESERCIZIO DI PERTINENZA DI TERZI | 344 | 105 |
| **TOTALE PATRIMONIO NETTO** | **377,897** | **242,439** |
| **B) FONDI PER RISCHI E ONERI** | **17,144** | **11,286** |
| **C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO** | **21,220** | **19,380** |
| **D) DEBITI** | | |
| 1) Obbligazioni | 150,000 | 150,000 |
| 3) Debiti verso banche | 431,014 | 275,275 |
| 4) Debiti verso altri finanziatori | 14,151 | 13,654 |
| 5) Acconti | 2,700 | 2,816 |
| 6) Debiti verso fornitori | 281,003 | 184,796 |
| 7) Debiti rappresentati da titoli di credito | 28 | 38 |
| 8) Debiti verso imprese controllate | 1,397 | 1,396 |
| 9) Debiti verso imprese collegate | 123 | 707 |
| 10) Debiti verso imprese controllanti | 67,116 | 213,307 |
| 11) Debiti tributari | 35,752 | 38,376 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | 4,835 | 5,106 |
| 13) Altri debiti | 41,254 | 67,405 |
| **TOTALE DEBITI** | **1,029,372** | **952,876** |
| **E) RATEI E RISCONTI PASSIVI** | **21,102** | **14,653** |
| **TOTALE PASSIVO** | **1,088,838** | **998,195** |
| **TOTALE PATRIMONIO NETTO E PASSIVO** | **1,466,736** | **1,240,634** |
| **CONTI D'ORDINE** | **10,276** | **12,526** |

(1) Il risultato del periodo al 30/06/2001 è presentato al lordo delle imposte.

(importi espressi in migliaia di EURO)

| CONTO ECONOMICO | 30.06.2001 | 31.12.2000 |
|---|---|---|
| **A) VALORE DELLA PRODUZIONE** | | |
| 1) Ricavi delle vendite e delle prestazioni | 507,012 | 631,600 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | 47,368 | 25,954 |
| 4) Incrementi di immobilizzazioni per lavori interni | 1,138 | 2,033 |
| 5) Altri ricavi e proventi | 8,260 | 13,982 |
| TOTALE VALORE DELLA PRODUZIONE | 563,778 | 673,570 |
| **B) COSTI DELLA PRODUZIONE** | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | 316,595 | 323,112 |
| 7) Per servizi | 113,831 | 155,873 |
| 8) Per godimento di beni di terzi | 4,491 | 7,355 |
| 9) Per il personale | 78,905 | 89,688 |
| 10) Ammortamenti e svalutazioni | | |
| - Ammortamenti | 32,897 | 31,088 |
| - Svalutazioni | 2,001 | 3,547 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | (12,367) | (8,360) |
| 12) Accantonamenti per rischi | 1,370 | 4,039 |
| 13) Altri accantonamenti | 938 | 693 |
| 14) Oneri diversi di gestione | 4,782 | 4,412 |
| TOTALE COSTI DELLA PRODUZIONE | 543,443 | 611,447 |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | 20,335 | 62,123 |
| **C) PROVENTI E ONERI FINANZIARI** | | |
| 15) Proventi da partecipazioni | 63 | 4,380 |
| 16) Altri proventi finanziari | 21,754 | 30,118 |
| 17) Interessi e altri oneri finanziari | (39,587) | (50,395) |
| TOTALE PROVENTI ED ONERI FINANZIARI | (17,770) | (15,897) |
| **D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | | |
| 18) Rivalutazioni di partecipazioni | 0 | 27 |
| 19) Svalutazioni di partecipazioni | (789) | (1) |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | (789) | 26 |
| **E) PROVENTI ED ONERI STRAORDINARI** | | |
| 20) Proventi straordinari | 5,833 | 1,866 |
| 21) Oneri straordinari | (3,240) | (12,161) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | 2,593 | (10,294) |
| RISULTATO PRIMA DELLE IMPOSTE | 4,370 | 35,958 |
| 22) Imposte sul reddito dell'esercizio | | (21,403) |
| **23) UTILE DELL'ESERCIZIO (1)** | 4,370 | 14,555 |
| 23a) (Utile) dell'esercizio di pertinenza di terzi | (344) | (105) |
| **23b) UTILE DELL'ESERCIZIO (1)** | 4,026 | 14,450 |

(1) Il risultato del periodo al 30/06/2001 è presentato al lordo delle imposte.

PROSPETTO DELLA MOVIMENTAZIONE DELLE VOCI DEL PATRIMONIO NETTO CONSOLIDATO DI PERTINENZA DEL GRUPPO

(importi in Lire milioni)

| | **Capitale sociale** | **Riserva legale** | **Altre riserve** | **Differenza di conversione** | **Utili (perdite) riportati a nuovo** | **Utile (perdita) dell'esercizio** | **Totale** |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| **Saldi al 1 gennaio 2001** | **400.000** | **4.565** | **34.241** | **69** | **1.937** | **27.980** | **468.792** |
| Aumento del Capitale Sociale (come da delibera dell'Assemblea straordinaria del 18 aprile 2001) | 250.587 | | | | | | 250.587 |
| Utile d'esercizio 2000 | | 1.735 | 32.732 | | (6.487) | (27.980) | 0 |
| Differenze risultanti dalla conversione in lire dei bilanci delle società estere | | | | 2.990 | | | 2.990 |
| Utile ante imposte del periodo | | | | | | 7.795 | 7.795 |
| | | | | | | | |
| **Saldi al 30 giugno 2001** | **600.587** | **6.300** | **66.973** | **3.059** | **(4.550)** | **7.795** | **730.164** |

**Rendiconto finanziario consolidato per il semestre chiuso al 30 giugno 2001 e per l'esercizio chiuso al 31 dicembre 2000**
**(importi in milioni di Lire)**

| | 30/06/01 | 31/12/00 |
|---|---|---|
| Risultato ante imposte (netto per il 31/12/2000) | 7,795 | 27,980 |
| Ammortamenti | 63,698 | 60,193 |
| Accantonamenti e svalutazioni al netto utilizzi | 2,572 | 4,566 |
| **Flussi finanziari generati (assorbiti) dalla gestione corrente (A)** | **74,065** | **92,739** |
| Variazioni delle attività e passività del periodo: | | |
| Crediti verso clienti | 61,870 | (11,223) |
| Rimanenze finali | (136,837) | (71,464) |
| Debiti verso fornitori | 82,907 | 6,797 |
| Altre attività e passività correnti | (25,867) | 32,475 |
| **Flussi finanziari generati (assorbiti) da movimenti di capitale circolante (B)** | **(17,927)** | **(43,415)** |
| **Attivita' di investimento** | | |
| Investimenti netti in immobilizzazioni immateriali | (14,011) | (6,714) |
| Investimenti netti in immobilizzazioni materiali | (23,142) | (32,450) |
| Investimenti netti in immobilizzazioni finanziarie | (234) | 18,447 |
| **Flussi finanziari generati (assorbiti) da attività di investimento (C)** | **(37,387)** | **(20,717)** |
| Aumento capitale sociale | 250,587 | 0 |
| Variazioni nella riserva di conversione | 2,990 | (601) |
| Incremento (Diminuzione) capitale di terzi | 910 | 0 |
| **Flusso di cassa generato da movimenti di patrimonio netto (D)** | **254,487** | **(601)** |
| **Flusso finanziario relativo alla variazione dell'area di consolidamento (E)** | **(243,640)** | **(707,721)** |
| | | |
| **Flusso finanziario di periodo (A+B+C+D+E)** | **29,598** | **(679,715)** |
| | | |
| Posizione finanziaria netta di inizio periodo | -1,192,801 | -513,086 |
| Flusso finanziario di periodo (A+B+C+D+E) | 29,598 | -679,715 |
| **Posizione finanziaria netta finale (1)** | **(1,163,203)** | **(1,192,801)** |
| | | |
| *Variazione riserva straordinaria per compensazione imposta sostitutiva* | | -44,077 |
| Variazione "altri debiti" per imposta sostitutiva | | 44,077 |

(1) Il dato al 30 giugno 2001 include la posizione finanziara netta onerosa verso istituti bancari per Lire 940.105 milioni, verso altri per Lire 64.795 milioni ed il debito residuo per l'acquisto di partecipazioni per Lire 158.303 milioni.

# NOTA INTEGRATIVA

## STRUTTURA E CONTENUTO DEL BILANCIO CONSOLIDATO

Il bilancio consolidato include lo stato patrimoniale consolidato, il conto economico consolidato e le relative note esplicative ed è stato redatto in conformità alla normativa prevista dal D. Lgs. 127/91 e del C.C., integrata dai principi contabili enunciati dai Consigli nazionali dei Dottori Commercialisti e dei Ragionieri e tenendo contò delle disposizioni introdotte dal D. Lgs. N. 58/1998 (Testo Unico Draghi) e successivi Decreti attuativi e integrative e delle raccomandazioni CONSOB.

In conformità con il Regolamento n. 11971 approvato dalla CONSOB il 14 aprile 1999, successivamente modificato ed integrato con la delibera del 6 aprile 2000 n. 12475 in materia di criteri di redazione della relazione semestrale, si precisa che:

- i prospetti contabili consolidati e della Capogruppo De' Longhi S.p.a., sono stati predisposti in forma semplificata, indicando le sole voci precedute da numeri romani per lo stato patrimoniale, ad eccezione dei crediti e dei debiti per i quali si è ritenuto di presentare un dettaglio più analitico, e le soli voci precedute da numeri arabi per il conto economico, così come previsto dall'art. 81 par. 3;

- le note esplicative ed integrative, nonché le informazioni riguardanti l'andamento della gestione nelle diverse categorie di attività e area geografica, sono state predisposte a livello di consolidato di Gruppo (art. 81 par. 2);

- sono stati omessi i dati comparativi relativi al primo semestre dell'anno precedente in quanto non comparabili con i dati del 2001 per le rilevanti modifiche dell'area di consolidamento avvenute nel corso del 2000 e nel primo semestre del 2001, in conformità alle vigenti norme (Comunicazione n. DEM/71658 del 28 settembre 2000) nel caso di società che si trovano per la prima volta ad applicare le nuove disposizioni. La De' Longhi S.p.a. è soggetta alle disposizioni sopra menzionate a partire dal 24 luglio 2001, data di ammissione al mercato azionario.
  Per fornire comunque le opportune indicazioni dell'andamento dell'attività, la relazione semestrale degli amministratori riporta un conto economico consolidato riclassificato pro-forma al 30 giugno 2000 redatto considerando un'area di consolidamento omogenea rispetto al 30 giugno 2001.

I prospetti contabili (bilancio consolidato e della Capogruppo) sono presentati al lordo delle imposte e delle rettifiche ed accantonamenti derivanti esclusivamente dall'applicazione di norme tributarie, in base alla facoltà prevista dall'art. 3, comma 5 del regolamento CONSOB per la redazione della relazione semestrale, approvato con delibera CONSOB n. 8195 del 30 giugno 1994 e successive modifiche.

Il bilancio consolidato al 30 giugno 2001 include il bilancio della Capogruppo De' Longhi S.p.a. e quelli delle società controllate nelle quali la Capogruppo detiene, direttamente o indirettamente, la maggioranza del capitale sociale o delle azioni aventi il diritto di voto.

I dati dello stato patrimoniale e del conto economico sono stati espressi in milioni di Lire (o in miliardi di Lire nella parte relativa ai commenti); come richiesto dalla Raccomandazione Consob (Comunicazione DAC 98083971) si forniscono in allegato gli schemi consolidati in Euro.

## AREA DI CONSOLIDAMENTO

L'elenco delle società incluse nell'area di consolidamento al 30 giugno 2001 (con il metodo integrale e con il metodo del patrimonio netto) è riportato nell'allegato prospetto, che riporta inoltre le partecipazioni valutate con il metodo del costo.

L'area di consolidamento ha subito, rispetto al 31 dicembre 2000, una rilevante variazione dovuta all'acquisizione del gruppo Kenwood. L'acquisizione, avvenuta tramite un O.P.A. sul 100% del capitale di Kenwood Appliances Plc, società quotata sul London stock Exchange, si è perfezionata in data 24 maggio 2001 per un costo, inclusivo degli oneri accessori, di Lire 148 miliardi.

### *Criteri e cambi applicati nella conversione in Lire dei bilanci espressi in moneta estera*

La conversione in Lire italiane dei Bilanci delle società estere è effettuata nel seguente modo:

- per le attività e le passività vengono utilizzati i cambi correnti alla chiusura dell'esercizio che, per le valute dei Paesi aderenti all'UE, sono rappresentati dai tassi di cambio irrevocabili definiti dalla Commissione Europea;
- per le voci del conto economico vengono utilizzati i cambi medi del semestre;
- per le singole voci del patrimonio netto vengono utilizzati tassi di cambio storici.

Le differenze di cambio relative all'applicazione di tale metodo vengono contabilizzate direttamente in una specifica voce del patrimonio netto consolidato denominata "Riserva da differenze di conversione".

I tassi di cambio Lira/valuta extra EURO applicati per la conversione sono stati i seguenti:

| Valuta | | Cambio Medio Semestrale (*) | Cambio al 30.06.2001 |
|---|---|---|---|
| Corona danese | DKK | 252,453 | 260,097 |
| Dollaro australiano | AUD | 1.125,30 | 1.157,018 |
| Dollaro canadese | CAD | 1.406,523 | 1.497,849 |
| Dollaro Hong Kong | HKD | 277,555 | 292,74 |
| Dollaro neozelandese | NZD | 908,142 | 920,062 |
| Dollaro singapore | SGD | 1.208,500 | 1.253,168 |
| Dollaro statunitense | USD | 2.158,472 | 2.283,337 |
| Rand sudafricano | RND | 273,642 | 283,362 |
| Ringgit malese | MYR | 571,98 | 600,97 |
| Sterlina inglese | GBP | 3.105,846 | 3.210,529 |
| Yen giapponese | JPG | 17,937 | 18,376 |
| Zloty polacco | PLN | 534,449 | 574,629 |

(*) fonte: UIC (Ufficio Italiano Cambi)

## CRITERI DI CONSOLIDAMENTO E DI VALUTAZIONE

I criteri di consolidamento ed i principi contabili utilizzati nella redazione del bilancio consolidato al 30 giugno 2001, ad eccezione di quanto sopra riportato, sono gli stessi adottati per l'esercizio chiuso al 31 dicembre 2000.

## COMMENTI ALLE PRINCIPALI VOCI DELLO STATO PATRIMONIALE E DEL CONTO ECONOMICO

L'area di consolidamento del bilancio consolidato al 30 giugno 2001 è variata significativamente rispetto all'esercizio precedente, per effetto dell'acquisizione del gruppo Kenwood, finalizzata nei primi mesi del 2001. Conseguentemente, per quanto riguarda le voci dello stato patrimoniale, il confronto con i dati del 31 dicembre 2000 non è omogeneo. A tal fine è riportata di seguito una tabella che evidenzia la variazione delle principali voci dello stato patrimoniale rispetto al 31 dicembre 2000, calcolate considerando un'area di consolidamento omogenea.

| [in milioni di Lire] | 30/06/2001 Totale Consolidato (A) | 30/06/2001 Effetto acquisizione Kenwood (B) | 30/06/2001 Area Consolidamento omogenea (C)=(A-B) | 31/12/2000 D | Differenza (C-D) |
|---|---|---|---|---|---|
| Immobilizzazioni immateriali | 852.958 | 114.705 | 738.253 | 748.467 | (10.214) |
| Immobilizzazioni materiali | 376.330 | 38.025 | 338.305 | 344.097 | (5.792) |
| Immobilizzazioni finanziarie | 31.709 | (147.931) | 179.640 | 22.679 | 156.961 |
| **Totale immobilizzazioni** | **1.260.997** | **4.799** | **1.256.198** | **1.115.243** | **140.955** |
| Rimanenze | 589.370 | 81.994 | 507.376 | 370.539 | 136.837 |
| Crediti v/clienti | 668.268 | 114.403 | 553.865 | 615.735 | (61.870) |
| Crediti v/collegate-controllate – controllanti | 29.892 | 0 | 29.892 | 30.942 | (1.050) |
| Crediti v/altri | 112.728 | 7.366 | 105.362 | 115.129 | (9.767) |
| Altre att. non imm./liquidità | 150.212 | 29.261 | 120.951 | 130.980 | (10.029) |
| **Totale attivo circolante** | **1.550.470** | **233.024** | **1.317.446** | **1.263.325** | **54.121** |
| **Ratei e risconti attivi** | **28.529** | **9.359** | **19.170** | **23.637** | **(4.467)** |
| **Totale attivo** | **2.839.996** | **247.182** | **2.592.814** | **2.402.205** | **190.609** |
| **Patrimonio Netto** | **731.711** | **(1.244)** | **732.955** | **469.429** | **263.526** |
| **Fondi rischi e oneri** | **33.196** | **10.773** | **22.423** | **21.852** | **571** |
| **Fondo TFR** | **41.088** | **3.088** | **38.000** | **37.526** | **474** |
| Obbligazioni | 290.440 | 0 | 290.440 | 290.440 | 0 |
| Banche passive | 834.559 | 113.951 | 720.608 | 533.006 | 187.602 |
| Altri finanziatori | 27.400 | 1.724 | 25.676 | 26.437 | (761) |
| Debiti v/fornitori | 544.097 | 80.960 | 463.137 | 357.814 | 105.323 |
| Acconti/altri debiti | 163.749 | 13.652 | 150.097 | 220.234 | (70.137) |
| Debiti v/controllate- collegate -controllanti | 132.897 | 0 | 132.897 | 417.092 | (284.195) |
| **Totale debiti** | **1.993.142** | **210.287** | **1.782.855** | **1.845.023** | **(62.168)** |
| Ratei e risconti passivi | 40.859 | 24.278 | 16.581 | 28.375 | (11.794) |
| **Totale passivo** | **2.839.996** | **247.182** | **2.592.814** | **2.402.205** | **190.609** |

## B) IMMOBILIZZAZIONI

I - IMMOBILIZZAZIONI IMMATERIALI

Il dettaglio è il seguente:

| [in milioni di Lire] | 30.06.2001 Netto | 31.12.2000 Netto | Differenza |
|---|---|---|---|
| Costi d'impianto e di ampliamento | 11.365 | 637 | 10.728 |
| Costi di ricerca, sviluppo e pubblicità | 457 | 698 | (241) |
| Diritti di brevetto | 7.636 | 6.659 | 977 |
| Licenze, marchi e diritti simili | 184.786 | 191.075 | (6.289) |
| Differenza di consolidamento | 642.288 | 545.344 | 96.944 |
| Altre voci | 6.426 | 4.054 | 2.372 |
| **Totale** | **852.958** | **748.467** | **104.491** |

L'incremento di Lire 104,5 miliardi rispetto al 2000 è dovuto principalmente alla variazione delle voci "differenza di consolidamento" e "costi di impianto e ampliamento".
La variazione della voce "differenza di consolidamento", pari a Lire 96,9 miliardi, è dovuta, oltre che agli ammortamenti che ammontano a Lire 16,7 miliardi, al consolidamento di Kenwood che ha determinato una differenza di consolidamento originatasi dal confronto tra il costo di acquisto ed il patrimonio netto rettificato alla data di acquisizione; tale differenza è stata allocata temporaneamente alla voce "differenza di consolidamento" in attesa delle attribuzioni, ove possibile, alle singole voci dell'attivo (principalmente marchi). La differenza di consolidamento, così determinata in complessive Lire 113,5 miliardi, è stata ammortizzata pro rata temporis, nel rispetto della normativa civilistica, sulla base di un presunto utilizzo futuro stimato in un periodo di 20 anni.

La voce "spese di impianto e ampliamento" è aumentata di Lire 10,7 miliardi per effetto soprattutto degli oneri sostenuti dalla Capogruppo per l'ammissione alla quotazione presso la Borsa Valori di Milano (al 30 giugno 2001 sono maturati oneri per Lire 10,8 miliardi); tale voce include i costi relativi alla predisposizione del prospetto informativo e delle altre competenze legate all'operazione tra cui la comunicazione e l'informativa di mercato; al 30 giugno 2001 i sopramenzionati costi di ampliamento non sono stati ammortizzati in quanto inerenti l'ammissione alla quotazione che è avvenuta successivamente (24 luglio 2001).

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del primo semestre 2001 nelle principali voci delle immobilizzazioni immateriali:

| [in milioni di Lire] | Spese di Impianto e ampliamento | Costi di ricerca e Sviluppo | Diritti di brevetto | Licenze, marchi e diritti simili | Diff. di consolidam. | Altre | Totale |
|---|---|---|---|---|---|---|---|
| **Saldo iniziale netto** | 637 | 698 | 6.659 | 191.075 | 545.344 | 4.054 | 748.467 |
| **Variazione area di consolidamento (*)** | | 0 | | 524 | 113.511 | 2.728 | 116.763 |
| **Incrementi** | 10.864 | | 2.246 | 264 | | 503 | 13.877 |
| **Ammortamenti** | (136) | (237) | (1.277) | (7.082) | (16.647) | (902) | (26.281) |
| **Differenze di conversione e altri movimenti** | | (4) | 8 | 5 | 80 | 43 | 132 |
| **Saldo finale netto** | **11.365** | **457** | **7.636** | **184.786** | **642.288** | **6.426** | **852.958** |

(*) L'importo è al lordo di ammortamenti per Lire 2.058 milioni; il valore netto è quindi pari a Lire 114.705 milioni.

## II- IMMOBILIZZAZIONI MATERIALI

Le immobilizzazioni materiali sono così dettagliate:

| [in milioni di Lire] | 30.06.2001 **Netto** | 31.12.2000 **Netto** | **Differenza** |
|---|---|---|---|
| Terreni e fabbricati | 173.528 | 176.387 | (2.859) |
| Impianti e macchinari | 124.686 | 113.743 | 10.943 |
| Attrezzature industriali | 53.566 | 40.217 | 13.349 |
| Altre | 20.980 | 11.302 | 9.678 |
| Immobilizzazioni e acconti | 3.570 | 2.448 | 1.122 |
| **Totale** | **376.330** | **344.097** | **32.233** |

L'incremento di Lire 32,2 miliardi è la risultante soprattutto della variazione dell'area di consolidamento conseguente l'acquisizione di Kenwood, che incide per circa Lire 38 miliardi, di acquisti effettuati nell'esercizio per Lire 23,2 miliardi e delle quote di ammortamento calcolate nell'esercizio per Lire 28,9 miliardi.
La voce include beni acquisiti in locazione finanziaria, così dettagliati (valori al netto del fondo ammortamento):

| | 06/2001 | 2000 |
|---|---|---|
| Fabbricati | 7.877 | 8.035 |
| Impianti e Attrezzature | 15.638 | 20.324 |
| Altri beni | 470 | 279 |
| **Totale** | **23.985** | **28.638** |

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del primo semestre 2001 nelle principali voci delle immobilizzazioni materiali:

| [in milioni di Lire] | Terreni e fabbricati | Impianti e macchinari | Attrezzature industriali e commerciali | Altri beni | Immobilizz. in corso e acconti | Totale |
|---|---|---|---|---|---|---|
| **Saldo iniziale netto** | 176.387 | 113.743 | 40.217 | 11.302 | 2.448 | 344.097 |
| **Variazione area di consolidamento (*)** | 0 | 20.790 | 15.377 | 10.025 | 315 | 46.507 |
| **Incrementi** | 693 | 8.995 | 10.635 | 2.063 | 847 | 23.233 |
| **Decrementi** | (243) | (262) | (46) | (185) | (40) | (776) |
| **Ammortamenti** | (3.627) | (18.581) | (12.675) | (2.533) | 0 | (37.416) |
| **Diff. di conversione e altri movimenti** | 318 | 1 | 58 | 308 | 0 | 685 |
| **Saldo finale netto** | **173.528** | **124.686** | **53.566** | **20.980** | **3.570** | **376.330** |

(*) L'importo è al lordo di ammortamenti per Lire 8.482 milioni; il valore netto è quindi Lire 38.025 milioni.

III- IMMOBILIZZAZIONI FINANZIARIE

**1- Partecipazioni**

| | 06/2001 | 2000 |
|---|---|---|
| Partecipazioni in società controllate | 2.409 | 2.409 |
| Partecipazioni in società collegate | 10.318 | 11.629 |
| Altre imprese | 319 | 319 |
| **Totale** | **13.046** | **14.357** |

Il dettaglio delle partecipazioni non consolidate con il metodo integrale è il seguente:

| Attività finanziaria | Valore di carico |
|---|---|
| **Società controllate:** | |
| Clim.Re Sa | 2.409 |
| **Società collegate:** | |
| Omas S.r.l. | 665 |
| Effegici S.r.l. | 144 |
| Liguria Vita S.p.A. | 3.457 |
| Parex Industries Ltd. | 0 |
| Partecipazione detenuta tramite Fiduciaria | 6.052 |
| **Totale collegate** | **10.318** |

Allo scopo di acquisire un maggiore controllo e sicurezza su un mercato strategico quale l'Oceania, all'inizio di maggio è stato perfezionato l'acquisto del 49% della partecipazione nella società Parex Industries Limited, che svolge attività di distribuzione dei prodotti del Gruppo De' Longhi nei mercati della Nuova Zelanda e dell'Australia. In tale contesto è stata incassata una parte rilevante dei crediti vantati verso il distributore, per l'importo di NZD 13,8 milioni, ed è stato concesso, per facilitare il perfezionamento dell'operazione, un finanziamento fruttifero di pari importo garantito dagli assets della società.

Il valore della partecipazione, che è stata valutata con il metodo del patrimonio netto, è stato poi rettificato anche mediante l'iscrizione di un fondo rischi partecipazioni di Lire 217 milioni per effetto prevalentemente dell'ammortamento dell'avviamento.

La società controllata Clim.Re Sa, che svolge limitata attività di servizi assicurativi a favore di alcune società del Gruppo, è stata esclusa dal consolidamento integrale in quanto svolge attività eterogenea rispetto a quella del Gruppo ed è stata consolidata con il metodo del patrimonio netto, al pari delle altre società collegate.

La partecipazione detenuta tramite fiduciaria è relativa ad una società che produce prodotti finiti per conto del Gruppo; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs 127/91), di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o ad imprese del Gruppo.

**2- Crediti**
L'importo si riferisce, prevalentemente, al credito per l'anticipo dell'imposta sul Trattamento Fine Rapporto ed al credito finanziario verso la società collegata Parex Industries Limited per l'importo di Lire 15,3 miliardi; tale finanziamento ha scadenza il 31/03/2005 e matura interessi a tassi di mercato (rif. al paragrafo precedente).

**C) ATTIVO CIRCOLANTE**

I- RIMANENZE
La voce rimanenze di magazzino, esposta al netto del fondo svalutazione magazzino, è così dettagliata:

| | 06/2001 | 2000 |
|---|---|---|
| Materie prime | 157.473 | 131.009 |
| Prodotti in corso di lavorazione | 55.362 | 41.234 |
| Prodotti finiti | 376.535 | 198.296 |
| **Totale** | **589.370** | **370.539** |

L'incremento delle rimanenze è dovuto prevalentemente al consolidamento della società acquisita, che incide per circa Lire 82 miliardi, e alla dinamica del flusso di produzione dei prodotti per il riscaldamento che verranno venduti nei prossimi mesi. L'importo delle rimanenze è rettificato da un fondo svalutazione magazzino di Lire 12,8 miliardi (Lire 8,2 miliardi per il 2000) per i prodotti e le materie prime che presentano bassa rotazione o obsolescenza e considerati non più strategici per il Gruppo; l'incremento è determinato soprattutto dal consolidamento del Gruppo Kenwood.

Rileviamo, inoltre, che la valutazione delle rimanenze di magazzino sulla base del costo corrente non evidenzierebbe differenze significative.

II - CREDITI

Il saldo è così composto:

| | 06/2001 | 2000 |
|---|---|---|
| Verso clienti | 668.268 | 615.735 |
| Verso imprese collegate | 23.502 | 2.529 |
| Verso imprese controllanti | 6.390 | 28.413 |
| Verso altri | 112.727 | 115.129 |
| **Totale** | **810.887** | **761.806** |

I crediti con scadenza oltre 12 mesi ammontano a Lire 1.218 milioni verso clienti e a Lire 8.675 milioni verso altri.

**1- Crediti verso clienti**

I crediti verso clienti sono esposti al netto di un fondo svalutazione crediti pari a Lire 17 miliardi, che rappresenta la stima ragionevole del rischio prevedibile alla data di redazione del bilancio ed è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia.

**3- Crediti verso imprese collegate**

L'importo è relativo ai crediti commerciali nei confronti della società collegata Omas S.r.l. per Lire 4 miliardi e nei confronti della società collegata Parex Industries Limited per Lire 19,5 miliardi.

**4- Crediti verso imprese controllanti**

Il dettaglio dei crediti verso imprese controllanti è il seguente:

| | 06/2001 | 2000 |
|---|---|---|
| De' Longhi Soparfi | 6.347 | 28.370 |
| De' Longhi Holding | 43 | 43 |
| **Totale** | **6.390** | **28.413** |

Il credito verso la società controllante De' Longhi Soparfi in essere al 31 dicembre 2000 è stato incassato per l'importo di circa Lire 22 miliardi nel primo semestre; l'importo residuo si riferisce ad una cessione di titoli perfezionatasi a fine dicembre 2000, a fronte della quale contrattualmente è previsto un rimborso fruttifero entro la fine del 2001.

**5- Crediti verso altri**

Il dettaglio della voce "crediti verso altri" include:

| | 06/2001 | 2000 |
|---|---|---|
| Crediti verso Erario | 51.271 | 60.336 |
| Crediti per imposte anticipate | 38.728 | 36.279 |
| Anticipi al personale e altri crediti | 15.692 | 15.071 |
| Anticipi a fornitori | 7.036 | 3.443 |
| **Totale crediti verso altri** | **112.727** | **115.129** |

La voce "Crediti verso Erario" include crediti per imposte dirette per Lire 6,5 miliardi e per IVA per Lire 44,8 miliardi.

La voce "Crediti per imposte anticipate" è riferita all'iscrizione delle imposte anticipate calcolate sulle differenze temporanee emergenti tra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali ed inoltre alle imposte anticipate derivanti da perdite riportabili ai fini fiscali.

La voce "Crediti oltre 12 mesi" include principalmente i crediti v/Erario per imposte a rimborso.

**D) RATEI E RISCONTI**
Il dettaglio è il seguente:

| | **06/2001** | **2000** |
|---|---|---|
| Ratei attivi: | | |
| Interessi attivi su operazioni di copertura | 7.004 | 17.263 |
| Altri proventi finanziari | 3.590 | 2.049 |
| Totale | 10.594 | 19.312 |
| Risconti attivi: | | |
| Costi pubblicità e assicurazione | 5.597 | 1.217 |
| Oneri finanziari | 1.604 | 1.798 |
| Altro | 10.734 | 1.310 |
| Totale | 17.935 | 4.325 |
| **Totale ratei e risconti** | **28.529** | **23.637** |

L'incremento di Lire 4,9 miliardi nella voce "ratei e risconti attivi" è dovuto soprattutto alle variazioni dell'area di consolidamento e alla diversa competenza temporale di alcune voci.

## COMMENTI ALLE PRINCIPALI VOCI DEL PASSIVO

**A) PATRIMONIO NETTO**
La movimentazione delle voci componenti il patrimonio netto viene fornita in allegato; di seguito vengono commentate le principali voci e le variazioni.

**I- CAPITALE SOCIALE**
In data 18 aprile 2001 l'assemblea dei soci ha deliberato un aumento di capitale sociale a pagamento per un importo di Lire 250,6 miliardi sottoscritto e interamente versato; la medesima assemblea ha deliberato la conversione del capitale in Euro ed il raggruppamento delle azioni emesse mediante aumento del loro valore nominale ad Euro 3. A seguito di tale operazione il capitale sociale della Capogruppo ammonta a Euro 336.000.000, suddiviso in 112.000.000 azioni ordinarie del valore nominale di Euro 3 cadauna.

**IV- RISERVA LEGALE**
Al 31 dicembre 2000 tale voce risultava pari a Lire 4,6 miliardi. L'incremento pari a Lire 1,7 miliardi rispetto al 2000 è dovuto alla destinazione dell'utile d'esercizio 2000, come da delibera dell'Assemblea degli azionisti del 18 aprile 2001.

**VII - ALTRE RISERVE**

**Riserva straordinaria**

La riserva straordinaria ammonta a Lire 67 miliardi; l'incremento di Lire 33 miliardi rispetto al 31 dicembre 2000 è la risultante della destinazione dell'utile dell'esercizio 2000 della Capogruppo.

**VIII- Utili (perdite) portati a nuovo**

La voce include gli utili riportati delle società consolidate e gli effetti delle rettifiche di adeguamento dei principi contabili e di consolidamento.

**X- Patrimonio Netto di terzi**

Il patrimonio netto di terzi è pari a Lire 1.547 milioni. Le quote di partecipazioni detenute da terzi e il relativo valore di patrimonio netto e di risultato d'esercizio sono riepilogate di seguito:

| Società | % di minoranza | Patrimonio netto | Risultato d'esercizio |
|---|---|---|---|
| Ariagel S.p.a. | 10% | 448 | 104 |
| E-Services S.r.l. | 49% | 681 | 549 |
| La Supercalor S.p.a. | 5% | 91 | 1 |
| Sile Corpi Scaldanti S.r.l. | 8,30% | 193 | 41 |
| Radel S.p.a. | 2% | 208 | (34) |
| Altre minori | | (74) | 6 |
| **Totale** | | **1.547** | **667** |

Il prospetto di raccordo tra il patrimonio netto e risultato d'esercizio della Capogruppo De' Longhi S.p.a. ed il patrimonio netto ed il risultato d'esercizio consolidati è riepilogato di seguito:

| | Patrimonio Netto 06/2001 | Patrimonio Netto 2000 | Utile d'esercizio 06/2001 | Utile d'esercizio 2000 |
|---|---|---|---|---|
| **Bilancio d'esercizio della Capogruppo** | **731.684** | **473.273** | **7.824** | **34.467** |
| Diff. tra Patrimonio Netto partecipate e valore di carico delle partecipazioni, risultati di periodo delle società consolidate, movimenti dell'area consolidamento e storno dividendi | 4.056 | (67) | 1.160 | 5.611 |
| Eliminazione profitti intergruppo | (65.223) | (56.833) | (8.390) | (21.242) |
| Altre rettifiche | 59.647 | 52.419 | 7.201 | 9.144 |
| **Patrimonio Netto di pertinenza del gruppo** | **730.164** | **468.792** | **7.795** | **27.980** |
| Quota di pertinenza terzi | 1.547 | 637 | 667 | 204 |
| **Bilancio consolidato** | **731.711** | **469.429** | **8.462** | **28.184** |

## B) FONDI PER RISCHI E ONERI

L'incremento di Lire 11,3 miliardi è dovuto soprattutto alla variazione dell'area di consolidamento. Il dettaglio è il seguente:

| | 06/2001 | 2000 |
|---|---|---|
| Fondo indennità supplettiva di clientela | 7.909 | 6.405 |
| Fondo garanzia prodotti | 3.264 | 2.385 |
| Fondo oscillazione cambi | 775 | 0 |
| Fondo resi | 2.962 | 1.312 |
| Fondo svalutazione partecipazioni | 217 | 0 |
| Fondo rischi futuri | 14.244 | 10.450 |
| Altri fondi | 3.825 | 1.300 |
| **Totale** | **33.196** | **21.852** |

Il fondo indennità supplettiva di clientela accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento delle indennità di fine rapporto che, al ricorrere delle condizioni di cui all'art. 1751 c.c., così come applicato dagli Accordi Economici collettivi in vigore, debbono essere corrisposte agli agenti.

Il fondo garanzia prodotti è stato stanziato, per alcune società consolidate, sulla base di una stima prudenziale dei costi stimati per interventi in garanzia per le vendite effettuate al 30 Giugno 2001.

Il fondo svalutazione partecipazioni è relativo alla svalutazione della partecipazione nella società collegata Parex Industries Ltd (vedere riferimento nel commento della sezione "Partecipazioni").

Il fondo rischi futuri si incrementa, rispetto al 31 dicembre 2000, di Lire 3,4 miliardi per effetto soprattutto dello stanziamento derivante dal consolidamento di Kenwood che ha comportato, al momento dell'acquisizione, la necessità di rettificare il patrimonio netto di acquisizione per tener conto, prudenzialmente, dei rischi relativi ad alcune passività potenziali e di alcune attività non espresse.

La Capogruppo e una società controllata, l'Elba S.p.a., hanno ricevuto in esercizi precedenti verbali di constatazione da parte di Autorità fiscali; allo stato attuale delle conoscenze non sussistono i presupposti per dover effettuare alcun accantonamento a fronte di passività fiscali.

## C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO

La movimentazione intervenuta nell'esercizio, suddivisa per categoria, è così riassunta.

| | Totale |
|---|---|
| Saldo iniziale 01.01.01 | 37.526 |
| Accantonamento | 5.534 |
| Indennità liquidate | (4.905) |
| Variazione Area di Consolidamento e altro | 2.933 |
| **Saldo Finale 30.06.01** | **41.088** |

La ripartizione numerica per categoria è riepilogata nella seguente tabella (Organico del gruppo al 30/06/01 e media 2000):

| | 30/06/2001 | Media 06/2001 | 31/12/2000 (*) | Media 2000 (*) |
|---|---|---|---|---|
| Operai | 3.732 | 3.643 | 2.747 | 2.754 |
| Impiegati | 1.631 | 1.610 | 1.057 | 1.058 |
| Dirigenti | 78 | 76 | 56 | 55 |
| **Totale** | **5.441** | **5.329** | **3.860** | **3.867** |

(*) I dati al 31/12/2000 non tengono conto dell'acquisizione del Gruppo Kenwood.

**D) DEBITI**
Si evidenziano di seguito le variazioni intervenute nelle singole voci di bilancio.

**1-Obbligazioni**
L'importo iscritto in bilancio si riferisce al prestito obbligazionario quotato alla borsa del Lussemburgo emesso dalla controllata De' Longhi Pinguino SA ad aprile 2000 per un importo di Euro 150 milioni, scadente nel 2003, che matura interessi con cedola annuale del 5,625%. Tale prestito non è coperto da garanzie.

**2- Debiti verso banche**
La voce debiti verso banche è così analizzata:

| | Entro un anno | Da uno a cinque | Oltre cinque | Saldo 30/06/01 | Saldo 31/12/00 |
|---|---|---|---|---|---|
| Conti correnti | 80.758 | 389 | | 81.147 | 13.471 |
| Finanziamenti B/T in Lire o valuta | 425.278 | | | 425.278 | 173.775 |
| Finanziamenti su portafoglio effetti | 16.197 | | | 16.197 | 55.792 |
| Finanziamenti a lungo, quota a breve | 24.465 | | | 24.465 | 61.266 |
| **Totale debiti verso banche a breve** | **546.698** | **389** | **0** | **547.087** | **304.304** |
| Finanziamenti a lungo | | 275.266 | 12.206 | 287.472 | 228.702 |
| **Totale debiti verso banche** | **546.698** | **275.655** | **12.206** | **834.559** | **533.006** |

Una parte dei debiti verso banche, per l'importo di Lire 146 miliardi, è assistita da ipoteche su beni materiali per l'importo di Lire 275 miliardi.

A garanzia del finanziamento concesso da un pool di banche alla società controllata De' Longhi Pinguino SA per l'importo di GBP 79,5 milioni, relativo all'acquisizione del Gruppo Kenwood, è stato iscritto un vincolo di pegno sulle azioni della società Kenwood Appliances Plc.

**4- Debiti verso altri finanziatori**
L'importo è composto prevalentemente dal debito per la contabilizzazione dei contratti di leasing con il metodo finanziario.

**6- Debiti verso fornitori**
Il saldo rappresenta il debito del Gruppo, nei confronti di terzi, per forniture di beni e servizi; l'aumento rispetto al 2000 di Lire 186 miliardi è dovuto alle variazioni dell'area di consolidamento e alla crescita dell'attività aziendale.

**8- Debiti verso imprese controllate**
La voce è relativa al finanziamento concesso dalla controllata Clim.Re, società non consolidata con il metodo integrale.

**9- Debiti verso imprese collegate**
La voce riguarda i debiti commerciali verso la società Omas S.r.l.

**10- Debiti verso imprese controllanti**
L'importo si riferisce, per l'importo di Lire 129,6 miliardi, al debito residuo verso la De' Longhi Soparfi Sa, non oneroso, per l'acquisizione delle partecipazioni effettuata a fine dicembre 2000, dalla società controllata De' Longhi Pinguino Sa.

**13- Altri debiti**
La voce è così dettagliata:

| | **06/2001** | **2000** |
|---|---|---|
| Verso il personale | 39.307 | 28.332 |
| Terzi per acquisto partecipazioni | 28.657 | 91.586 |
| Altri | 11.915 | 10.597 |
| **Totale Altri Debiti** | **79.879** | **130.515** |

La voce "Terzi per acquisto partecipazioni" si riferisce al debito residuo non oneroso per l'acquisizione verso la società Xarroco Marketing Investments Ltda, da parte della De' Longhi Pinguino Sa, della partecipazione in DL Radiators S.p.a. perfezionatasi a fine anno 2000. Il valore originario dell'operazione, relativa al 99,9% della DL Radiators S.p.a., era di Lire 96,4 miliardi.

**E) RATEI E RISCONTI PASSIVI**
Il dettaglio è così specificato:

| Ratei passivi: | **06/2001** | **2000** |
|---|---|---|
| Interessi passivi vs. Banche | 3.824 | 4.694 |
| Oneri per operazioni di copertura tassi | 4.002 | 6.939 |
| Interessi su Prestito obbligazionario | 2.887 | 11.056 |
| Altri ratei passivi | 20.739 | 828 |
| Totale Ratei Passivi | 31.452 | 23.517 |
| Totale Risconti Passivi: | 9.407 | 4.858 |
| **Totale Ratei e Risconti passivi** | **40.859** | **28.375** |

La voce è aumentata rispetto al 31 dicembre 2000 di Lire 12,4 miliardi per effetto soprattutto della variazione dell'area di consolidamento e della diversa competenza temporale di alcune voci.

**Strumenti finanziari di copertura e altri contratti derivati**
Il Gruppo, allo scopo di ridurre i rischi finanziari derivanti dalle oscillazioni dei tassi di cambio e dei tassi di interesse, utilizza strumenti derivati di copertura nei limiti posti dalla gestione caratteristica.

Per quanto concerne i contratti derivati in cambi, al 30.06.01 risultavano in essere i seguenti importi (in valuta/milioni):

| | |
|---|---|
| USD | 60 |
| GBP | 46 |
| JPY | 2.000 |
| CAD | 9 |
| NZD | 17 |

Relativamente ai contratti derivati su tassi di interesse, il cui scopo ultimo è di porre un tetto massimo al costo dell'indebitamento, al 30.06.01 risultavano in essere operazioni per un importo nominale complessivo pari a Euro 222 milioni (ITL 430 miliardi).
Tali operazioni coprono un arco temporale che si estende fino al primo trimestre 2006.

**CONTI D'ORDINE**
Il dettaglio è il seguente:

| | **06/2001** | **2000** |
|---|---|---|
| Beni presso terzi | 0 | 2.408 |
| Altri impegni | 839 | 1.711 |
| Garanzie prestate a favore di parti correlate | 7.700 | 7.700 |
| Garanzie prestate a favore di terzi | 11.358 | 12.435 |
| **Totale** | **19.897** | **24.254** |

La voce "Garanzie prestate a favore di parti correlate" include garanzie rilasciate da De' Longhi S.p.a. a favore di Immobiliare Findomestic S.r.l., a fronte di un preesistente contratto di leasing immobiliare da quest'ultima sottoscritto con la Basileasing S.p.a., per Lire 7,7 miliardi.

La voce "Garanzie prestate a favore di terzi" include:

- garanzie prestate dalla società controllata De' Longhi America Inc. a fronte del contratto di affitto a lungo termine, sottoscritto nel 1999 e scadente nel 2006 per l'importo di Lire 10,1 miliardi;
- altre garanzie prestate a favore di terzi per importi minori, rilasciate prevalentemente dalle società controllate Climaveneta S.p.a. e dalla Climaveneta Deutschland Gmbh.

## COMMENTI ALLE PRINCIPALI VOCI DEL CONTO ECONOMICO

### A) VALORE DELLA PRODUZIONE

I ricavi del semestre, comprensivi dei ricavi delle vendite e delle prestazioni e di altri ricavi, sono così analizzati:

**Ricavi per area geografica:**

| | 06/2001 |
|---|---|
| Italia | 309.042 |
| Stati Uniti, Canada e Messico | 103.036 |
| Giappone | 26.247 |
| Regno Unito | 143.178 |
| Altri Europa | 269.932 |
| Resto del Mondo | 146.271 |
| **Totale** | **997.706** |

**Ricavi per linee prodotto:**

| | 06/2001 |
|---|---|
| Cottura e preparazione cibi | 418.098 |
| Riscaldamento | 107.179 |
| Condizionamento e trattamento aria | 302.397 |
| Pulizia casa e stiro | 122.604 |
| Altro (*) | 47.428 |
| **Totale** | **997.706** |

La voce "Altri ricavi e proventi" è principalmente costituita da rimborso trasporti addebitato a clienti per Lire 7 miliardi, rimborsi assicurativi per Lire 5,1 miliardi e sopravvenienza attive per circa Lire 2 miliardi.

### B) COSTI DELLA PRODUZIONE

**7- Per servizi**

La voce "Servizi" è così dettagliata:

| | 06/2001 |
|---|---|
| Trasporti | 38.244 |
| Pubblicità | 32.995 |
| Lavorazioni esterne | 28.865 |
| Provvigioni | 19.874 |
| Spese assicurative | 18.586 |
| Spese viaggio e promozionali | 11.945 |
| Forza motrice | 10.716 |
| Assistenza tecnica | 9.610 |
| Spese e contributi depositi e magazzino | 9.206 |
| Consulenze e altre spese notarili, legali | 8.499 |
| Altri servizi diversi | 31.867 |
| **Totale** | **220.407** |

**10- Ammortamenti e svalutazioni**
Gli ammortamenti sono stati pari a Lire 63,7 miliardi così dettagliati:

| | | |
|---|---|---|
| Ammortamento differenza di consolidamento | Lire | 16,7 miliardi |
| Ammortamento Beni Immateriali | Lire | 9,6 miliardi |
| Ammortamento Beni Materiali | Lire | 37,4 miliardi |
| **Totale** | **Lire** | **63,7 miliardi** |

Per ulteriori dettagli si rinvia alle tabelle di movimentazione delle immobilizzazioni materiali ed immateriali.

**C) PROVENTI E ONERI FINANZIARI**
Il dettaglio dei proventi ed oneri finanziari per natura è il seguente:

| | |
|---|---|
| Interessi attivi (passivi) netti | (33.708) |
| Utili (perdite) su cambi | 4.001 |
| Altri ricavi (costi) finanziari | (4.700) |
| **Totale** | **(34.407)** |

La voce "Interessi attivi (passivi) netti" include i proventi (oneri) bancari e da terzi e gli effetti delle operazioni di copertura su tassi. Il dettaglio è il seguente:

| | |
|---|---|
| Interessi passivi su P.O. | (8.169) |
| Interessi attivi (passivi) bancari | (25.079) |
| Interessi altri | (460) |
| **Totale** | **(33.708)** |

La voce "Utili (perdite) su cambi" include i proventi (oneri) derivanti da operazioni commerciali e finanziarie, non ché gli effetti derivanti da operazioni di copertura.

La voce "Altri ricavi (costi) finanziari" include prevalentemente gli oneri bancari, gli interessi passivi per la contabilizzazione del leasing con il metodo finanziario e i costi per factoring.

**D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE**

La voce è costituita prevalentemente dalla svalutazione delle partecipazioni valutate con il metodo del patrimonio netto ed è relativa, per Lire 1,4 miliardi, alla svalutazione della partecipazione della società collegata Omas S.r.l., effettuata prudenzialmente sulla base della situazione patrimoniale predisposta al 30 giugno 2001 che è influenzata significativamente dalla stagionalità tipica delle aziende che producono e commercializzano prodotti per il riscaldamento, che nel primo semestre producono e sostengono rilevanti costi e che nel secondo semestre realizzano i ricavi; conseguentemente la sopramenzionata svalutazione dovrebbe azzerarsi nel secondo semestre.

## E) PROVENTI E ONERI STRAORDINARI

Il dettaglio dei proventi (oneri) straordinari è il seguente:

| | 06/2001 |
|---|---|
| Sopravvenienze attive relative ad esercizi precedenti | 4.566 |
| Storno risultato del periodo ante acquisizione partecipata Kenwood (al netto di oneri non ricorrenti) | 340 |
| Plusvalenze da alienazioni (al netto di minusvalenze) | 157 |
| Altri proventi (oneri) straordinari | (42) |
| **Totale** | **5.021** |

La voce sopravvenienze attive si riferisce all'iscrizione del credito per imposte anticipate relativo alle perdite riportabili di alcune controllate in base alla ragionevole aspettativa di conseguimento di utili futuri in conseguenza dei nuovi piani aziendali.

Lo storno del risultato di Kenwood ante acquisizione è relativo al fatto che il gruppo Kenwood è stato consolidato integralmente per l'intero semestre di riferimento; conseguentemente, come previsto dai principi contabili generalmente accettati, la quota del risultato di competenza della precedente compagine societaria (periodo 1 gennaio – 28 febbraio 2001) è stata classificata nella gestione straordinaria, avendo il gruppo raggiunto il controllo a fine febbraio 2001. Pertanto il risultato include quello di Kenwood solo per quattro mesi. L'importo è al netto di oneri non ricorrenti di Kenwood che si riferiscono prevalentemente a costi sostenuti dalla controllata Kenwood nei primi due mesi del 2001.

**Operazioni con società collegate e con parti correlate**
In ossequio alla raccomandazioni formulate dalla Consob, si forniscono di seguito le informazioni relative ad operazioni con società collegate e con parti correlate.

I rapporti con le società collegate hanno natura commerciale, prevalentemente di acquisto/vendita di componentistica e prodotti finiti.

| **Rapporti economici con società collegate:** | **06/2001** |
|---|---|
| Vendite | 21.695 |
| Acquisti | (3.541) |
| Servizi | (128) |
| **Totale** | **18.026** |

I rapporti con le società correlate hanno natura commerciale e sono relative ad acquisti/vendite di componentistica e prodotti finiti e produzione di servizi.
Il dettaglio, per natura di transazione, è il seguente:

| **Rapporti economici con società correlate:** | **06/2001** |
|---|---|
| Vendite | 1.754 |
| Altri ricavi | 3 |
| Acquisti | (13.962) |
| Servizi | (1.254) |
| **Totale** | **(13.459)** |

| **Rapporti patrimoniali con società correlate:** | |
|---|---|
| Crediti v/clienti | 4.705 |
| Altri crediti | 99 |
| Debiti v/fornitori | (10.212) |
| Altri debiti | (34.152) |
| **Totale** | **(39.560)** |

**Eventi successivi**
Si rimanda a quanto contenuto nella relazione degli Amministratori sulla gestione.

# ELENCO DELLE SOCIETÀ INCLUSE NELL'AREA DI CONSOLIDAMENTO AL 30 GIUGNO 2001

(include le partecipazioni superiori al dieci per cento come da Delibera CONSOB n. 11971 del 14/05/1999)

(Allegato alla nota integrativa)

## Elenco delle società incluse nel consolidamento con il metodo integrale:

| Denominazione delle società | Sede legale | Valuta | Capitale sociale | Quota di partecipazione Diretta | Indiretta |
|---|---|---|---|---|---|
| ARIAGEL SPA | Candiolo (TO) | ITL | 1.500.000.000 | 80% | |
| LA SUPERCALOR SPA | Seregno (MI) | ITL | 1.000.000.000 | 95% | |
| SIMAC-VETRELLA SPA | Cazzago di Pianiga (V | EUR | 365.000 | 100% | |
| DE' LONGHI PINGUINO S.A. | Luxembourg (L) | EUR | 26.500.000 | 100% | |
| DL RADIATORS SPA | Treviso | EUR | 6.000.000 | | 100% |
| DE' LONGHI AMERICA INC. | Saddle Brook (U.S.A. | US$ | 9.100.000 | 100% | |
| DE' LONGHI LTD | Wellingborough (G.B | GBP | 4.000.000 | 100% | |
| DE' LONGHI FRANCE SARL | Asnieres Cedex(F) | FRF | 18.000.000 | 100% | |
| DE' LONGHI NEDERLAND BV | DB Leiden (NL) | NLG | 500.000 | 100% | |
| DE' LONGHI CANADA INC. | Mississauga (CAN) | CAD | 1 | 100% | |
| E- SERVICES SRL | Treviso | EUR | 50.000 | 51% | |
| DE' LONGHI JAPAN Corp | Tokyo (JAP) | JPY | 50.000.000 | | 100% |
| DE' LONGHI DEUTSCHLAND GMBH | Mainhausen (D) | DEM | 4.000.000 | | 100% |
| RADEL SPA | Moimacco (UD) | ITL | 10.000.000.000 | | 98% |
| DL CLIMA POLSKA Sp.zo.o | Varsavia (P) | PLZ | 4.000 | | 100% |
| Società controllata tramite fiduciaria (1) | Norimberga (D) | DEM | 50.000 | | 100% |
| DE' LONGHI DIV. CUCINE SPA | Treviso | ITL | 29.706.000.000 | | 100% |
| ELBA SPA | Treviso | ITL | 900.000.000 | | 100% |
| SILE CORPI SCALDANTI SRL | Fossalta di Piave (VE | ITL | 180.000.000 | | 92% |
| CLIMAVENETA SPA | Bassano G. (VI) | ITL | 3.110.000.000 | | 90% |
| ERGOKLIMA SPA | Pieve d'Alpago (BL) | EUR | 520.000 | | 100% |
| CLIMAVENETA GMBH | Norderstedt (D) | DEM | 600.000 | | 70% |
| MICROMAX SPA | Pieve d'Alpago (BL) | EUR | 969.000 | | 100% |
| KENWOOD APPLIANCES PLC | Havant (G.B) | GBP | 4.586.000 | | 100% |
| KENWOOD MARKS LIMITED | Havant (G.B) | GBP | 2 | | 100% |
| KENWOOD APPL. (HONG KONG) LTD | Hong Kong (Cina) | HK$ | 73.010.000 | | 100% |
| TRICOM IND. COMPANY LTD | Hong Kong (Cina) | HK$ | 4.500.000 | | 100% |
| KENWOOD LTD | Havant (G.B) | GBP | 50.000 | | 100% |
| KENWOOD INTERNATIONAL LTD | Havant (G.B) | GBP | 20.000.000 | | 100% |
| ARIETE SPA | Prato (FI) | ITL | 16.000.000.000 | | 100% |
| KENWOOD APPL. (SINGAPORE) LTD | Singapore | SG$ | 500.000 | | 100% |
| KENWOOD APPL. (MALAYSIA) LTD | Petaling Jaya (Malays | MR | 3 | | 100% |
| KENWOOD APPL. (AUSTRALIA) LTD | Sidney (Australia) | AUD | 15.000 | | 100% |
| KENWWOD MANUFACTURING GmbH | Wr Neudorf (A) | ATS | 500.000 | | 100% |
| KENWWOD DENMARK A/S | Knardrup (Danimarca) | DKK | 1.000.000 | | 100% |
| KENWOOD APPL. IRELAND LTD | Dublino | IEP | 100.000 | | 100% |
| KENWOOD HOLDINGS S.A. | Rugins (F) | FRF | 16.825.000 | | 100% |
| KENWOOD FRANCE S.A. | Rugins (F) | FRF | 500.000 | | 100% |
| KENWOOD ELEKTROGERATE GmbH | Neu Isenburg (D) | DEM | 5.100.000 | | 100% |
| KENWOOD APPL. LTD | Auckland (Nuova Zelan | NZD | 0 | | 100% |
| KENWOOD POLSKA Sp.zo.o | Varsavia (P) | PLZ | 172.400 | | 100% |
| KENWOOD HOME APPL. PTY LTD | Blumberg Str. (Sud Africa) | ZAR | 40.000 | | 100% |
| KENWOOD APPL. INC. | Havant (G.B) | US$ | 26.000 | | 100% |
| KENWOOD TRUSTEES LTD | Havant (G.B) | GBP | 2 | | 100% |
| PRECISION ENGINEERING COMP. LTD | Havant (G.B) | GBP | 50.000 | | 100% |
| WAYMASTER LTD | Havant (G.B) | GBP | 100.000 | | 100% |
| PRECISION REINFORCED FIBRES LTD | Havant (G.B) | GBP | 100 | | 100% |

(1) Trattasi di società detenuta tramite fiduciaria che svolge attività di distribuzione dei prodotti del segmento riscaldamento nel mercato tedesco. A tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili, di omettere l'indicazione del nome della società controllata al fine di non arrecare danno alla stessa o al gruppo.

## Elenco delle partecipazioni valutate con il metodo del patrimonio netto:

| Denominazione delle società | Valore di carico | Sede legale | Valuta | Capitale sociale | Quota di partecipazione Diretta | Quota di partecipazione Indiretta |
|---|---|---|---|---|---|---|
| **Società controllate:** | | | | | | |
| Climre S.A. | 2.409 | Lussemburgo | Flux | 50.000.000 | 4% | 96% |
| | | | | | | |
| **Società collegate:** | | | | | | |
| Omas S.r.l. | 665 | S. Vittorio di Gualtieri (RE) | ITL | 700.000.000 | | 40% |
| Effegici S.r.l. | 144 | Gorgo al Monticano (TV) | ITL | 470.000.000 | | 25% |
| Liguria Vita S.p.A. | 3.457 | Treviso | ITL | 12.000.000.000 | | 30% |
| Parex Industries Ltd. | 0 | Auckland (NZ) | NZD | 7.600.000 | 49% | |
| Partecipazione detenuta tramite Fiduciaria | 6.052 | | ITL | 300.000.000 | | |
| **Totale collegate** | **10.318** | | | | | |

(in Lire milioni)

| ATTIVO | 30.06.2001 | 31.12.2000 | 30.06.2000 |
|---|---|---|---|
| **A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI** | 0 | 0 | 25,000 |
| **B) IMMOBILIZZAZIONI** | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | 182,204 | 175,959 | 187,417 |
| II - IMMOBILIZZAZIONI MATERIALI | 196,617 | 197,322 | 209,495 |
| III - IMMOBILIZZAZIONI FINANZIARIE | 546,912 | 246,456 | 146,163 |
| **TOTALE IMMOBILIZZAZIONI** | 925,733 | 619,737 | 543,075 |
| **C) ATTIVO CIRCOLANTE** | | | |
| I - RIMANENZE | 258,314 | 176,737 | 210,144 |
| II - CREDITI | | | |
| 1) Verso clienti | 254,482 | 270,090 | 277,931 |
| 2) Verso imprese controllate | 283,656 | 208,965 | 163,681 |
| 3) Verso imprese collegate | 20,535 | 2,529 | 1,925 |
| 4) Verso controllanti | 401 | 401 | 31 |
| 5) Verso altri | 38,461 | 44,229 | 85,187 |
| TOTALE CREDITI | 597,535 | 526,214 | 528,755 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | 2,004 | 2,004 | 44,354 |
| IV - DISPONIBILITA' LIQUIDE | 41,797 | 43,698 | 264,431 |
| ***TOTALE ATTIVO CIRCOLANTE*** | 899,650 | 748,653 | 1,047,684 |
| **RATEI E RISCONTI ATTIVI** | 7,207 | 5,996 | 9,378 |
| **TOTALE ATTIVO** | 1,832,590 | 1,374,386 | 1,625,137 |

| PASSIVO | 30.06.2001 | 31.12.2000 | 30.06.2000 |
|---|---|---|---|
| **A) PATRIMONIO NETTO** | | | |
| I - CAPITALE SOCIALE | 650,587 | 400,000 | 400,000 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | 0 | 0 | 0 |
| III - RISERVA DA RIVALUTAZIONE | 0 | 0 | 0 |
| IV - RISERVA LEGALE | 6,300 | 4,565 | 4,565 |
| V - *RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO* | 0 | 0 | 0 |
| VI - RISERVE STATUTARIE | 0 | 0 | 0 |
| VII - ALTRE RISERVE | 66,973 | 34,241 | 78,316 |
| VIII - UTILI PORTATI A NUOVO | 0 | 0 | 0 |
| IX - UTILE DELL'ESERCIZIO (1) | 7,824 | 34,467 | 6,203 |
| **TOTALE PATRIMONIO NETTO** | 731,684 | 473,273 | 489,084 |
| **B) FONDI PER RISCHI E ONERI** | 11,030 | 15,882 | 28,207 |
| **C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO** | 19,388 | 19,083 | 18,144 |
| **D) DEBITI** | | | |
| 1) Obbligazioni | 0 | 0 | 92,711 |
| 3) Debiti verso banche | 330,804 | 237,470 | 237,610 |
| 4) Debiti verso altri finanziatori | 0 | 0 | 0 |
| 5) Acconti | 5,210 | 4,562 | 2,148 |
| 6) Debiti verso fornitori | 247,718 | 171,781 | 213,152 |
| 7) Debiti rappresentati da titoli di credito | 0 | 0 | 0 |
| 8) Debiti verso imprese controllate | 402,300 | 370,117 | 364,433 |
| 9) Debiti verso imprese collegate | 237 | 1,369 | 275 |
| 10) Debiti verso imprese controllanti | 21 | 21 | 150,956 |
| 11) Debiti tributari | 53,400 | 54,615 | (3,225) |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | 2,728 | 4,171 | 2,512 |
| 13) Altri debiti | 21,875 | 16,697 | 18,725 |
| **TOTALE DEBITI** | 1,064,291 | 860,803 | 1,079,297 |
| **E) RATEI E RISCONTI PASSIVI** | 6,197 | 5,345 | 10,405 |
| **TOTALE PASSIVO** | 1,100,906 | 901,113 | 1,136,053 |
| **TOTALE PATRIMONIO NETTO E PASSIVO** | 1,832,590 | 1,374,386 | 1,625,137 |
| **CONTI D'ORDINE** | 506,685 | 487,383 | 487,383 |

(1) Il risultato del periodo al 30 giugno 2001 è presentato al lordo delle imposte e delle rettifiche ed accantonamenti eseguiti esclusivamente in applicazione di norme tributarie.

(in Lire milioni)

| CONTO ECONOMICO | 30.06.2001 | 31.12.2000 | 30.06.2000 |
|---|---|---|---|
| **A) VALORE DELLA PRODUZIONE** | | | |
| 1) Ricavi delle vendite e delle prestazioni | 460,990 | 924,229 | 389,510 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | 65,818 | 31,823 | 64,640 |
| 4) Incrementi di immobilizzazioni per lavori interni | 2,204 | 3,870 | 1,573 |
| 5) Altri ricavi e proventi | 18,286 | 27,151 | 10,115 |
| **TOTALE VALORE DELLA PRODUZIONE** | **547,298** | 987,073 | 465,838 |
| **B) COSTI DELLA PRODUZIONE** | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | 324,753 | 529,147 | 271,196 |
| 7) Per servizi | 103,140 | 196,081 | 99,602 |
| 8) Per godimento di beni di terzi | 2,905 | 4,330 | 1,811 |
| 9) Per il personale | 54,712 | 99,365 | 50,247 |
| 10) Ammortamenti e svalutazioni | | | |
| - Ammortamenti | 22,292 | 62,853 | 23,232 |
| - Svalutazioni | 1,706 | 5,825 | 2,713 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | (15,759) | (17,250) | (17,841) |
| 12) Accantonamenti per rischi | 2,080 | 6,498 | 3,366 |
| 13) *Altri accantonamenti* | *0* | *0* | *0* |
| 14) Oneri diversi di gestione | 2,367 | 7,136 | 4,204 |
| **TOTALE COSTI DELLA PRODUZIONE** | **498,198** | 893,985 | 438,530 |
| **DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B)** | **49,102** | 93,088 | 27,308 |
| **C) PROVENTI E ONERI FINANZIARI** | | | |
| 15) Proventi da partecipazioni | 122 | 21,333 | 0 |
| 16) Altri proventi finanziari | 23,398 | 32,198 | 18,293 |
| 17) Interessi e altri oneri finanziari | (37,538) | (57,603) | (20,698) |
| **TOTALE PROVENTI ED ONERI FINANZIARI** | **(14,018)** | (4,072) | (2,405) |
| **D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | | | |
| 18) Rivalutazioni di partecipazioni | 0 | 1,360 | 0 |
| 19) Svalutazioni di partecipazioni | (27,192) | (565) | 0 |
| **TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | **(27,192)** | 795 | 0 |
| **E) PROVENTI ED ONERI STRAORDINARI** | | | |
| 20) Proventi straordinari | 0 | 2,453 | 0 |
| 21) Oneri straordinari | (68) | (22,058) | (18,700) |
| **TOTALE PROVENTI ED ONERI STRAORDINARI** | **(68)** | (19,605) | (18,700) |
| **RISULTATO PRIMA DELLE IMPOSTE** | **7,824** | 70,206 | 6,203 |
| 22) Imposte sul reddito dell'esercizio | | (35,739) | 0 |
| **23) UTILE DELL'ESERCIZIO (1)** | **7,824** | **34,467** | **6,203** |

(1) Il risultato del periodo al 30 giugno 2001 è presentato al lordo delle imposte e delle rettifiche ed accantonamenti eseguiti esclusivamente in applicazione di norme tributarie.

(in migliaia di Euro)

| ATTIVO | 30.06.2001 | 31.12.2000 | 30.06.2000 |
|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | 0 | 0 | 12.911 |
| B) IMMOBILIZZAZIONI | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | 94.101 | 90.875 | 96.793 |
| II - IMMOBILIZZAZIONI MATERIALI | 101.544 | 101.908 | 108.195 |
| III - IMMOBILIZZAZIONI FINANZIARIE | 282.456 | 127.284 | 75.487 |
| TOTALE IMMOBILIZZAZIONI | 478.101 | 320.067 | 280.475 |
| C) ATTIVO CIRCOLANTE | | | |
| I - RIMANENZE | 133.408 | 91.277 | 108.530 |
| II - CREDITI | | | |
| 1) Verso clienti | 131.429 | 139.490 | 143.539 |
| 2) Verso imprese controllate | 146.496 | 107.921 | 84.534 |
| 3) Verso imprese collegate | 10.605 | 1.306 | 994 |
| 4) Verso controllanti | 207 | 207 | 16 |
| 5) Verso altri | 19.863 | 22.842 | 43.995 |
| TOTALE CREDITI | 308.601 | 271.767 | 273.079 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | 1.035 | 1.035 | 22.907 |
| IV - DISPONIBILITA' LIQUIDE | 21.586 | 22.568 | 136.567 |
| TOTALE ATTIVO CIRCOLANTE | 464.630 | 386.647 | 541.084 |
| RATEI E RISCONTI ATTIVI | 3.722 | 3.097 | 4.843 |
| TOTALE ATTIVO | 946.454 | 709.811 | 839.313 |

| PASSIVO | 30.06.2001 | 31.12.2000 | 30.06.2000 |
|---|---|---|---|
| A) PATRIMONIO NETTO | | | |
| I - CAPITALE SOCIALE | 336.000 | 206.583 | 206.583 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | 0 | 0 | 0 |
| III - RISERVA DA RIVALUTAZIONE | 0 | 0 | 0 |
| IV - RISERVA LEGALE | 3.254 | 2.358 | 2.358 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | 0 | 0 | 0 |
| VI - RISERVE STATUTARIE | 0 | 0 | 0 |
| VII - ALTRE RISERVE | 34.589 | 17.684 | 40.447 |
| VIII - UTILI PORTATI A NUOVO | 0 | 0 | 0 |
| IX - UTILE DELL'ESERCIZIO (1) | 4.041 | 17.801 | 3.204 |
| TOTALE PATRIMONIO NETTO | 377.883 | 244.425 | 252.591 |
| B) FONDI PER RISCHI E ONERI | 5.697 | 8.202 | 14.568 |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO | 10.013 | 9.856 | 9.371 |
| D) DEBITI | | | |
| 1) Obbligazioni | 0 | 0 | 47.881 |
| 3) Debiti verso banche | 170.846 | 122.643 | 122.715 |
| 4) Debiti verso altri finanziatori | 0 | 0 | 0 |
| 5) Acconti | 2.691 | 2.356 | 1.109 |
| 6) Debiti verso fornitori | 127.936 | 88.717 | 110.084 |
| 7) Debiti rappresentati da titoli di credito | 0 | 0 | 0 |
| 8) Debiti verso imprese controllate | 207.771 | 191.149 | 188.214 |
| 9) Debiti verso imprese collegate | 122 | 707 | 142 |
| 10) Debiti verso imprese controllanti | 11 | 11 | 77.962 |
| 11) *Debiti tributari* | 27.579 | 28.206 | (1.666) |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | 1.408 | 2.154 | 1.297 |
| 13) Altri debiti | 11.297 | 8.623 | 9.671 |
| TOTALE DEBITI | 549.660 | 444.568 | 557.410 |
| E) RATEI E RISCONTI PASSIVI | 3.200 | 2.760 | 5.374 |
| TOTALE PASSIVO | 568.570 | 465.386 | 586.722 |
| TOTALE PATRIMONIO NETTO E PASSIVO | 946.454 | 709.811 | 839.313 |
| CONTI D'ORDINE | 261.681 | 251.712 | 251.712 |

(1) Il risultato del periodo al 30 giugno 2001 è presentato al lordo delle imposte e delle rettifiche ed accantonamenti eseguiti esclusivamente in applicazione di norme tributarie.

(in migliaia di Euro)

| CONTO ECONOMICO | 30.06.2001 | 31.12.2000 | 30.06.2000 |
|---|---|---|---|
| **A) VALORE DELLA PRODUZIONE** | | | |
| 1) Ricavi delle vendite e delle prestazioni | 238,081 | 477,324 | 201,165 |
| 2) *Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti* | 33,992 | 16,435 | 33,384 |
| 4) Incrementi di immobilizzazioni per lavori interni | 1,138 | 1,999 | 812 |
| 5) Altri ricavi e proventi | 9,444 | 14,022 | 5,224 |
| **TOTALE VALORE DELLA PRODUZIONE** | **282,856** | **509,781** | **240,585** |
| **B) COSTI DELLA PRODUZIONE** | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | 167,721 | 273,282 | 140,061 |
| 7) Per servizi | 53,267 | 101,267 | 51,440 |
| 8) Per godimento di beni di terzi | 1,500 | 2,236 | 935 |
| 9) Per il personale | 28,256 | 51,318 | 25,950 |
| 10) Ammortamenti e svalutazioni | | | |
| - Ammortamenti | 11,513 | 32,461 | 11,998 |
| - Svalutazioni | 881 | 3,008 | 1,401 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | (8,139) | (8,909) | (9,214) |
| 12) Accantonamenti per rischi | 1,074 | 3,356 | 1,738 |
| 13) Altri accantonamenti | 0 | 0 | 0 |
| 14) Oneri diversi di gestione | 1,222 | 3,685 | 2,171 |
| **TOTALE COSTI DELLA PRODUZIONE** | **257,297** | **461,705** | **226,482** |
| **DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B)** | **25,359** | **48,076** | **14,103** |
| **C) PROVENTI E ONERI FINANZIARI** | | | |
| 15) Proventi da partecipazioni | 63 | 11,018 | 0 |
| 16) Altri proventi finanziari | 12,084 | 16,629 | 9,448 |
| 17) Interessi e altri oneri finanziari | (19,387) | (29,749) | (10,690) |
| **TOTALE PROVENTI ED ONERI FINANZIARI** | **(7,240)** | **(2,103)** | **(1,242)** |
| **D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | | | |
| 18) Rivalutazioni di partecipazioni | 0 | 702 | 0 |
| 19) Svalutazioni di partecipazioni | (14,043) | (292) | 0 |
| **TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | **(14,043)** | **411** | **0** |
| **E) PROVENTI ED ONERI STRAORDINARI** | | | |
| 20) Proventi straordinari | 0 | 1,267 | 0 |
| 21) Oneri straordinari | (35) | (11,392) | (9,658) |
| **TOTALE PROVENTI ED ONERI STRAORDINARI** | **(35)** | **(10,125)** | **(9,658)** |
| **RISULTATO PRIMA DELLE IMPOSTE** | **4,041** | **36,258** | **3,204** |
| 22) Imposte sul reddito dell'esercizio | | (18,458) | 0 |
| **23) UTILE DELL'ESERCIZIO (1)** | **4,041** | **17,801** | **3,204** |

(1) Il risultato del periodo al 30 giugno 2001 è presentato al lordo delle imposte e delle rettifiche ed accantonamenti eseguiti esclusivamente in applicazione di norme tributarie.

## EXPLANATORY NOTE

**Minute of Shareholders' meeting dated April 18, 2001:**

The shareholders of the Company resolved to:

- approve the proposed financial statements of the Company for the year ended December 31, 2000;
- approve a new regulation for shareholders meeting;
- increase the number of directors from 5 to 7
- appoint members of the board of statutory auditors (*Collegio Sindacale*)

Verbale di assemblea ordinaria

Oggi 18 aprile 2001, alle ore 19.00, in Treviso, presso la sede sociale in via Lodovico Seitz n. 47, si è riunita l'Assemblea Ordinaria dei Soci di De'Longhi S.p.A. per discutere e deliberare sul seguente:

**Ordine Del Giorno**

1. Approvazione del Regolamento Assembleare;
2. Approvazione del bilancio d'esercizio e consolidato al 31.12.2000 e relazione sulla gestione.
3. Nomina componenti del Consiglio di Amministrazione e determinazione del relativo compenso.
4. Nomina componenti del Collegio Sindacale e determinazione del relativo compenso.
5. Delibere inerenti e conseguenti ai punti di cui all'ordine del giorno.
6. Varie ed eventuali.

Il Presidente, avendo constatato che:

- è presente l'intero Consiglio di Amministrazione, nelle persone dell'Amministratore Delegato Stefano Beraldo e dei Consiglieri Fabio De'Longhi e Giorgio Sandri;
- è presente l'intero Collegio Sindacale, nelle persone del Presidente Carlo Garavaglia e dei sindaci effettivi Giuliano Saccardi e Giancarlo Malerba;
- è presente il 100% del capitale sociale sottoscritto e versato di Euro 336.000.000 (pari a n. 112.000.000 azioni da Euro 3 cadauna) e precisamente:

  i. De'Longhi Soparfi S.A., titolare di n. 111.999.660 azioni, pari al

99,99% del capitale sociale, per delega al dott. Luca Nicodemi;

ii. Giuseppe De'Longhi, titolare di n. 340 azioni, pari allo 0,01% del capitale sociale, in proprio;

iii. nessuno dei presenti si oppone alla trattazione degli argomenti di cui all'ordine del giorno;

dichiara l'assemblea validamente costituita in forma totalitaria ed atta a deliberare.

Invita quindi i soci a nominare un segretario, proponendo l'avv. Carlo Montagna. L'assemblea all'unanimità approva per alzata di mano. Dà poi atto della presenza del dott. Francesco Caretti, *advisor* finanziario della Società nell'ambito dell'operazione finalizzata alla quotazione dei titoli della Società in Borsa.

Sul **primo punto all'ordine del giorno**, il Presidente ricorda come i moderni criteri in tema di *corporate governance* consiglino di predisporre, ed approvare, un documento finalizzato a regolamentare l'ordinato e corretto svolgimento dei lavori assembleari. Questo al fine sia di garantire agli azionisti che parteciperanno ai medesimi un compiuto diritto di intervento, sia di fornire al soggetto che sarà chiamato a presiederli una guida precisa cui ispirarsi. Da quindi lettura di un testo predisposto dai consulenti della Società ed allegato al presente verbale sub All. 1.

Prende quindi la parola il Presidente del Collegio Sindacale che raccomanda l'adozione del regolamento illustrato dal dott. De'Longhi, confermando altresì come tale prassi sia ormai consolidata nelle società quotate.

Nessun altro chiedendo la parola, l'Assembla all'unanimità

**DELIBERA**

- di approvare il regolamento assembleare nel testo illustrato dal Presidente ed allegato al presente verbale sub. All. 1.

Passando alla trattazione del **secondo punto all'ordine del giorno**, il Presidente invita l'Amministratore Delegato a prendere la parola. Il dott. Beraldo espone i dati maggiormente significativi dei bilanci d'esercizio e consolidato della Società per l'esercizio chiuso al 31 dicembre 2000.

Per quanto concerne il bilancio civilistico, l'Amministratore Delegato rileva che i ricavi delle vendite passano da Lire 822,4 miliardi nel 1999 a Lire 924,2 miliardi nel 2000, con un incremento del 12,4%. Il risultato operativo netto ammonta a Lire 93 miliardi, 10,1% come incidenza sui ricavi, in calo rispetto al 1999 (Lire 111 miliardi, pari al 13,5% come incidenza sui ricavi) per effetto soprattutto della contabilizzazione di maggiori ammortamenti. Tale elemento, unito ad oneri straordinari per oltre Lire 22 miliardi principalmente attribuibili all'aggiustamento del prezzo di cessione di una partecipazione da parte di De'Longhi S.p.A. avvenuta nel 1997 ed al maggior carico fiscale, porta ad una riduzione dell'utile dell'esercizio da Lire 54,9 miliardi nel 1999 a Lire 34,5 miliardi nel 2000.

A livello consolidato l'Amministratore Delegato rileva come la situazione dell'esercizio 2000 non sia comparabile con quella dell'esercizio 1999 per significative variazioni che hanno riguardato il perimetro di consolidamento, come meglio illustrato nella relazione degli Amministratori. Sulla base di tale premessa rileva che assume un valore ancora più positivo il miglioramento dei risultati economici rispetto all'esercizio precedente (l'utile *ante* imposte passa da Lire 67 miliardi nel 1999 a Lire 69,6 miliardi nel 2000); quanto alle singole poste di bilancio, segnala che: (i) i ricavi delle

vendite sono passati da Lire 1.136 miliardi nel 1999 a Lire 1.223 miliardi nel 2000, con un incremento del 7,6%; considerando però un'area di consolidamento omogenea con il 1999 e tenendo conto che una società del Gruppo ha contribuito ai ricavi consolidati per soli 3 mesi nel 2000 contro i 12 mesi del 1999), l'incremento dei ricavi delle vendite è pari a Lire 173 miliardi (+17% rispetto al 1999), (ii) il risultato operativo netto è migliorato significativamente passando da Lire 102,1 miliardi nel 1999 (pari al 9% come incidenza sui ricavi) a Lire 120,3 miliardi nel 2000 (pari al 9,8% come incidenza sui ricavi), (iii) l'utile dell'esercizio è passato da Lire 49,1 miliardi nel 1999 a Lire 28 miliardi nel 2000 per effetto soprattutto degli oneri straordinari sopramenzionati e del maggior carico fiscale.

In merito allo stato patrimoniale, segnala il rilevante incremento delle immobilizzazioni immateriali (passate da Lire 209 miliardi nel 1999 a Lire 748 miliardi nel 2000) dovuto principalmente all'iscrizione della differenza di consolidamento emersa in seguito all'entrata nel perimetro di consolidamento delle società Climaveneta S.p.A., De'Longhi Divisione Cucine S.p.A., DL Radiators S.p.A., Ergoklima S.p.A. e Micromax S.p.A. Tali società sono state acquistate dalla società controllata De'Longhi Pinguino SA in data 28 dicembre 2000 al prezzo di Lire 538,9 miliardi, determinato sulla base di perizie predisposte da esperti indipendenti, più Lire 124 milioni a titolo di oneri accessori.

Passa quindi a dare lettura della bozza della relazione del Consiglio di Amministrazione che viene allegata al presente verbale sub All. 2, unitamente ai bilanci civilistico (All. 3) e consolidato (All. 6). Legge inoltre le relazioni della società di revisione ai bilanci civilistico (All. 5) e consolidato (All. 7).

Il Presidente del Collegio Sindacale da quindi lettura della relazione dei sindaci, che viene allegata al presente verbale sub All. 4.

Si apre quindi una discussione al termine della quale l'Assemblea all'unanimità

**DELIBERA**

i. di approvare la relazione sulla gestione del Consiglio di Amministrazione nella forma allegata al presente verbale sub All. 2;

ii. di approvare il bilancio d'esercizio al 31 dicembre 2000 in tutte le sue componenti, da cui risulta un utile di Lire 34.466.961.394, bilancio che si allega al presente verbale, unitamente alla relativa certificazione della società di revisione, sub All. 3 e All. 5;

iii. di destinare l'utile d'esercizio, pari a Lire 34.466.961.394, per Lire 1.734.977.627 alla riserva legale e per Lire 32.731.983.767 alla riserva straordinaria;

iv. di approvare il bilancio consolidato al 31 dicembre 2000 in tutte le sue componenti, bilancio che si allega al presente verbale, unitamente alla relativa certificazione della società di revisione, sub All. 6 e All. 7.

Quanto al **terzo punto all'ordine del giorno** il Presidente rammenta ai presenti che il mandato del Consiglio di Amministrazione in carica è giunto a scadenza con l'approvazione del bilancio di esercizio al 31 dicembre 2000. Chiede la parola il dott. Luca Nicodemi che propone all'Assemblea di procedere alla rinnovo del mandato ai Consiglieri in carica. Il Presidente ringrazia della proposta, spiegando peraltro ai presenti che, in vista dell'ammissione alla quotazione delle azioni della Società nel Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A., e tenuto conto delle raccomandazioni contenute nel Codice di Autodisciplina,

predisposto nel mese di ottobre 1999 dal Comitato per la *corporate governance* delle società quotate, si rende opportuno procedere alla nomina di Consiglieri indipendenti. Il Presidente propone al riguardo di nominare il prof. Giorgio Brunetti ed il dott. Carlo Garavaglia, entrambe in possesso dei necessari requisiti di indipendenza a mente delle citate raccomandazioni.

Interviene il dott. Stefano Beraldo il quale, alla luce del favorevole andamento del processo di integrazione tra la Società e Kenwood Appliances plc, suggerisce la nomina dell'attuale *Chief Executive Officer* di tale società, Signor Colin James Gordon.

Prende la parola il dott. Carlo Garavaglia il quale, facendo notare che il mandato del Collegio Sindacale è parimenti giunto a termine con l'approvazione del bilancio chiuso al 31 dicembre 2000, ringrazia per la nomina ricevuta. Propone poi che l'Assemblea voglia rinnovare al dott. Giuseppe De'Longhi la carica di Presidente del Consiglio di Amministrazione.

L'Assemblea, dopo ampio ed approfondito dibattito, all'unanimità

**DELIBERA**

i. di portare il numero dei componenti il Consiglio di Amministrazione da 5 a 7;

ii. di nominare a far parte del Consiglio di Amministrazione, per il triennio 2001-2002-2003, i Signori:

- Giuseppe De'Longhi, nato a Treviso il 24 aprile 1939 ed ivi residente in Vicolo Rovero n. 1, c. f. DLNGPP39D24L407D;
- Stefano Beraldo, nato a Mestre il 23 marzo 1957, residente a Preganziol (TV), c. f. BRLSFN57C23L736P;

- Giorgio Brunetti, nato a Venezia il 14 gennaio 1937, residente a Venezia, Cannaregio 4179, c. f. BRNGRG37A14LZ36Y;
- Fabio De'Longhi, nato a Treviso il 24 settembre 1967, ed ivi residente in Piazza S. Andrea n. 6, c. f. DLNFBA67P24L407M;
- Colin James Gordon, nato a Bristol (UK) il 22 marzo 1947, residente in Hertfordshire (Regno Unito), St. Margareth Ware, The Clock House, passaporto n. 500322869;
- Carlo Garavaglia, nato a Legano (MI) il 15 maggio 1943, residente a Milano, via Aurelio Saffi 29, c. f. GRVCRL43E15E514V;
- Giorgio Sandri, nato a Udine il 19 giugno 1944, residente a Bologna, via Indipendenza 41, c. f. SNDGRG44H19L483J;

iii. di nominare Presidente del Consiglio di Amministrazione il dott. Giuseppe De'Longhi;

iv. di fissare, ai sensi dell'art. 2389 , comma 1, cod. civ., il compenso annuale spettante ai membri del Consiglio di Amministrazione in Lire 40 milioni (quarantamilioni) ciascuno e dare mandato al Consiglio di Amministrazione per la definizione di eventuali maggiori compensi spettanti agli amministratori investiti di particolari cariche in conformità dell'atto costitutivo, a sensi dell'art. 2389, comma 2, cod. civ.

Quanto al **quarto punto all'ordine del giorno**, il Presidente, riprendendo le parole del dott. Carlo Garavaglia, rammentata che anche il mandato del Collegio Sindacale è giunto a scadenza con l'approvazione del bilancio di esercizio. Ringraziati i sindaci per l'opera svolta, propone, dopo averne brevemente illustrato le qualifiche ed i meriti professionali, di nominare il

prof. Gianluca Ponzellini in qualità di Presidente del Collegio Sindacale, i dott.ri Massimo Lanfranchi e Giancarlo Malerba in qualità di sindaci effettivi ed i dott.ri Emilio Ettore Gnech e Francesco Nobili in qualità di sindaci supplenti.

L'Assemblea, e previa verifica della sussistenza in capo ai medesimi dei requisiti di professionalità ed onorabilità di cui al D.M. Min. Giustizia n. 162 del 30 marzo 2000, all'unanimità

**DELIBERA**

i. di nominare per il triennio 2001 – 2002 – 2003:

- Presidente del Collegio Sindacale il prof. Gianluca Ponzellini, nato a Varese il 7 febbraio 1947, residente a Varese, in via Mozart 36, c. f. PNZGLC47B07L628T, iscritto nel Registro dei Revisori Contabili D.M 12.04.95, Gazzetta Ufficiale 31 bis del 21.04.95;

- Sindaci Effettivi i dott.ri:

- Massimo Lanfranchi, nato a Venezia il 10 aprile 1951, residente a Mestre (VE), via Paruta 32, c. f. LNFMSM51D10L736F, iscritto nel Registro dei Revisori Contabili, D.M 12.04.95, Gazzetta Ufficiale 31 bis del 21.04.95;

- Giancarlo Malerba nato a Salice Salentino (LE) il 12 maggio 1961, residente a Milano, via Savona 23/B, c. f. MLRGCR61E12H708J, iscritto nel Registro dei Revisori Contabili , D.M 12.04.95, Gazzetta Ufficiale 31 bis del 21.04.95;

- Sindaci Supplenti i dott.ri:

- Emilio Ettore Gnech, nato a Milano, il 14 marzo 1962, residente a Milano, via Cino Del Duca 8, c. f. GNCMTT62C14F205D, iscritto nel

Registro dei Revisori Contabili , D.M 12.04.95, Gazzetta Ufficiale 31 bis del 21.04.95;

- Francesco Nobili, nato a Milano, il 29 ottobre 1962, residente a Milano, via Ercole Ferraio 6, c. f. NBLFNC62R29F205T, iscritto nel Registro dei Revisori Contabili, D.M. 13.06.95, Gazzetta Ufficiale n. 46 bis del 16.06.95;

ii. di stabilire il compenso annuo dei membri del Collegio Sindacale, in base a quanto previsto dalle tariffe minime professionali. ~~Tali compensi ricomprendono anche l'attività di controllo della relazione sulla gestione e del bilancio consolidato~~.

Null'altro essendovi da deliberare e nessuno chiedendo la parola sul **quinto** e sul **sesto** punto all'ordine del giorno, la seduta è tolta alle ore 20.00.

| IL PRESIDENTE | IL SEGRETARIO |
|---|---|
| Giuseppe De'Longhi | Carlo Montagna |

ALLEGATO 1

## REGOLAMENTO ASSEMBLEARE DI

## DE'LONGHI S.P.A.

### Principi Generali

**Articolo 1**

Il presente Regolamento (approvato con delibera assunta dall'Assemblea ordinaria del 18 aprile 2001) è espressione del potere di auto-organizzazione dell'Assemblea dei soci di De'Longhi S.p.A.. Esso trova applicazione alle Assemblee ordinarie e straordinarie della Società.

**Articolo 2**

In ordine a quanto non espressamente previsto dal Regolamento, il Presidente della riunione adotta le misure e le soluzioni ritenute più opportune per il regolare svolgimento dei lavori assembleari.

### Accesso ai Locali Assembleari

**Articolo 3**

Possono intervenire in Assemblea, con diritto di parola e di voto, quanti risultano averne titolo ai sensi della legislazione vigente e dello Statuto, ovvero i loro delegati o rappresentanti (nel seguito "i soci intervenuti").

Per intervenire in Assemblea è richiesta la prova della propria identità personale, mediante esibizione di idoneo documento di identificazione personale, e l'esibizione agli incaricati della Società di idoneo titolo di legittimazione (certificazione ed eventuale delega). Verificata la sussistenza in capo agli intervenuti di detto titolo di legittimazione, gli incaricati della Società rilasciano apposito contrassegno di riconoscimento valido ai fini del controllo e dell'esercizio del voto. Salvo diversa indicazione nell'avviso di

convocazione, l'identificazione personale e la verifica della legittimazione all'intervento in Assemblea hanno inizio nel luogo di svolgimento dell'adunanza almeno un'ora prima di quella fissata per la riunione.

Ai soci intervenuti è assicurata la possibilità di seguire il dibattito, intervenire nel corso del medesimo ed esercitare il diritto di voto, con le modalità tecniche volta per volta determinate dal Presidente della riunione.

I soci intervenuti che, dopo l'ammissione in Assemblea, per qualsiasi ragione si allontanano, temporaneamente o definitivamente, dai locali in cui questa si svolge, sono tenuti a darne comunicazione al personale ausiliario messo a disposizione dalla Società a presidio della riunione (nel seguito "il personale ausiliario").

Spetta al Presidente, anche su segnalazione del personale ausiliario, risolvere eventuali contestazioni relative alla legittimazione all'intervento in Assemblea.

**Articolo 4**

L'intervento in Assemblea dei membri del Consiglio di Amministrazione e dei Sindaci non è subordinato ad alcuna formalità.

**Articolo 5**

Possono assistere alla riunione dirigenti e dipendenti della Società, nonché Amministratori, dirigenti e dipendenti di società del Gruppo, quando la loro presenza sia ritenuta utile dal Presidente della riunione in relazione alle materie da trattare. Su invito e comunque con il consenso del Presidente, possono inoltre seguire i lavori, senza diritto di parola e di voto, professionisti, consulenti, esperti, analisti finanziari e giornalisti qualificati accreditati per la singola Assemblea. Coloro che sono accreditati per seguire

i lavori devono farsi identificare dagli incaricati della Società, all'ingresso dei locali nei quali si tiene l'Assemblea, e ritirare apposito contrassegno di controllo da esibire a richiesta.

**Conduzione dei Lavori**

**Articolo 6**

Come da Statuto, spetta unicamente al Presidente dell'Assemblea dirigere i lavori della riunione, assicurando le migliori condizioni di un suo ordinato ed efficace svolgimento.

**Articolo 7**

Il Presidente della riunione si avvale del personale ausiliario per verificare il diritto degli azionisti intervenuti a partecipare all'Assemblea e la regolarità delle deleghe. Egli è assistito nella conduzione dei lavori e nella redazione del verbale da un Segretario, quando non sia richiesto l'intervento di un Notaio. Il Segretario o il Notaio possono a propria volta farsi assistere da persone di propria fiducia. La Società può predisporre un servizio di registrazione dei lavori al solo fine di facilitare la successiva attività di verbalizzazione.

Ai fini della gestione delle procedure di voto, il Presidente nomina uno o più scrutatori scegliendoli anche al di fuori dei soci intervenuti, nel numero ritenuto più opportuno.

Il Presidente della riunione può utilizzare ulteriore personale di sala messo a disposizione dalla Società per assicurare il necessario supporto tecnico ed il servizio d'ordine.

**Articolo 8**

Sotto la direzione del Presidente viene redatto un foglio di presenza (destinato all'allegazione al verbale della riunione) nel quale sono individuati i soci intervenuti in proprio, per delega o ad altro titolo previsto dalla legge, specificando il numero delle azioni possedute.

**Articolo 9**

Qualora le presenze necessarie per la costituzione dell'Assemblea non siano raggiunte, il Presidente dell'Assemblea, trascorso un lasso di tempo giudicato congruo dal medesimo a seconda delle circostanze dopo l'orario fissato per l'inizio dell'Assemblea, e comunque non inferiore ad un'ora, ne dà comunicazione agli intervenuti e rimette la trattazione degli argomenti all'ordine del giorno alla successiva convocazione.

I lavori dell'Assemblea si svolgono di regola in un'unica adunanza. Nel corso di questa il Presidente, ove ne ravvisi l'opportunità, può interrompere i lavori per un tempo non superiore a tre ore.

Il Presidente ha inoltre facoltà di sottoporre all'Assemblea la proposta di aggiornare la riunione in ogni caso in cui ne ravvisi l'opportunità.

**Articolo 10**

La lingua di tenuta della riunione è l'italiano. Peraltro il Presidente può mettere a disposizione degli intervenuti un servizio di traduzione simultanea dall'italiano all'inglese e viceversa. Non è consentita l'introduzione nei locali in cui si tiene l'adunanza di strumenti di registrazione audio-video e trasmissivi, nonché di apparecchi fotografici, senza autorizzazione del Presidente dell'Assemblea. Resta salvo quanto innanzi precisato in ordine al servizio di registrazione a supporto delle attività di verbalizzazione.

**Trattazione dell'Ordine del Giorno**

**Articolo 11**

Nel trattare gli argomenti all'ordine del giorno, il Presidente può seguire, sempre che l'assemblea non si opponga, un ordine diverso da quello risultante dall'avviso di convocazione. Analogamente è sua facoltà prevedere una discussione unitaria su più punti all'ordine del giorno, ovvero articolare il dibattito separatamente per singoli punti all'ordine del giorno. Il Presidente e, su suo invito, gli Amministratori o dirigenti della Società, illustrano gli argomenti all'ordine del giorno.

**Articolo 12**

Spetta al Presidente dirigere e disciplinare la discussione, assicurando la correttezza e l'efficacia del dibattito ed impedendo che sia turbato il regolare svolgimento dell'Assemblea. Il Presidente, tenuto conto dell'oggetto e dell'importanza dei singoli punti all'ordine del giorno, può determinare in apertura di riunione il periodo di tempo - comunque non inferiore a otto minuti - a disposizione di ciascun oratore per svolgere il proprio intervento. Trascorso tale periodo di tempo, il Presidente può invitare l'oratore a concludere nei due minuti successivi.

Il Presidente richiama gli oratori a rispettare i limiti di durata preventivamente fissati per gli interventi oltre che ad attenersi alle materie poste all'ordine del giorno. In caso di eccessi e/o abusi il Presidente - nell'esercizio delle prerogative ad esso attribuite dallo Statuto - può togliere la parola al socio che se ne sia reso responsabile. Può altresì togliere la parola in tutti i casi in cui l'intervenuto pronunci frasi o assuma comportamenti sconvenienti o ingiuriosi.

Qualora uno o più intervenuti impediscano ad altri la discussione oppure provochino, con il loro comportamento, una situazione di chiaro ostacolo al regolare svolgimento dell'assemblea, il Presidente richiama all'ordine e all'osservanza del presente Regolamento. Ove tale richiamo risulti vano, il Presidente può disporre l'allontanamento dalla sala della riunione per tutta la fase della discussione delle persone precedentemente ammonite.

**Articolo 13**

Gli azionisti intervenuti hanno il diritto di prendere la parola su ciascuno degli argomenti posti in discussione. Coloro che sono già intervenuti nella discussione possono chiedere di prendere la parola una seconda volta in relazione allo stesso argomento, esaurita la fase delle risposte, e per una durata non superiore a quattro minuti, unicamente al fine di effettuare un intervento di replica o di formulare dichiarazioni di voto.

Coloro che intendono prendere la parola debbono chiederlo al Presidente per iscritto, indicando il punto all'ordine del giorno cui l'intervento si riferisce. La richiesta può essere presentata fin tanto che il Presidente non abbia dichiarato chiusa la discussione sull'argomento al quale si riferisce la domanda di intervento.

**Articolo 14**

Compete sia al Consiglio di Amministrazione, sia ai soci intervenuti, la facoltà di avanzare proposte di deliberazione alternative, di modifica o integrazione rispetto a quelle eventualmente in origine formulate dal Consiglio di Amministrazione. Il Presidente valuta la compatibilità delle proposte in relazione all'ordine del giorno della riunione.

**Articolo 15**

I membri del Consiglio di Amministrazione ed i Sindaci possono chiedere di intervenire nella discussione. Su invito del Presidente possono altresì prendere la parola dirigenti della Società nonché Amministratori e dirigenti di società del Gruppo.

**Articolo 16**

Le risposte alle eventuali richieste di chiarimento contenute negli interventi dei soci intervenuti sono fornite dal Presidente o, su suo invito, dagli Amministratori o da dirigenti della Società.

**Votazioni**

**Articolo 17**

Prima di dare inizio alle operazioni di voto, il Presidente riammette all'assemblea gli esclusi a norma dell'art. 12 del presente Regolamento.

Di regola le votazioni dell'Assemblea avvengono mediante voto palese.

Il Presidente stabilisce le modalità di svolgimento della stessa. I voti espressi con modalità difformi da quelle indicate dal Presidente sono nulli.

Il Presidente adotta le opportune misure ai fini dell'ordinato svolgimento delle votazioni. Il Presidente può disporre che la votazione su un argomento intervenga immediatamente dopo la chiusura della discussione in ordine al medesimo, oppure al termine della discussione di tutti gli argomenti all'ordine del giorno.

**Articolo 18**

Ultimate le operazioni di voto ed effettuati i necessari conteggi con l'ausilio degli scrutatori e del Segretario (o dal Notaio), il Presidente proclama i risultati della votazione.

**Chiusura**

**Articolo 19**

Esaurita la trattazione degli argomenti all'ordine del giorno, il Presidente dichiara chiusa la riunione.

*Allegato 2*

# Relazione sulla gestione degli Amministratori

***Profilo della Società***

De'Longhi S.p.A. opera in posizione di *leadership* in segmenti di mercato accomunati dal concetto di benessere nell'ambito dei prodotti per il riscaldamento, il condizionamento e il trattamento dell'aria, la cottura e preparazione dei cibi e la pulizia della casa e lo stiro. La Società vanta, in particolare, la *leadership* mondiale nei segmenti del riscaldamento e del condizionamento portatili, ed italiana nella totalità dei segmenti in cui opera.

La posizione competitiva si è di recente rafforzata con l'acquisizione da parte di una societa' controllata del Gruppo Kenwood, avvenuta nei primi mesi del 2001, *leader* di mercato in Gran Bretagna e specialista internazionale nel settore dei prodotti per la preparazione dei cibi, altresì attivo nel settore dei sistemi per la pulizia e lo stiro tramite la controllata Ariete S.p.A.

La Società ha assunto una posizione di specialista nei segmenti in cui opera grazie alla capacità di proporre al mercato prodotti innovativi per tecnologia e *design* e in taluni casi di anticipare e stimolare bisogni latenti dei consumatori sempre con il supporto di una forte attività di comunicazione.

La Società vanta ad oggi una forte vocazione industriale ed un solido *know-how* produttivo. Esso dispone di 4 stabilimenti, ove in particolare vengono svolte quelle prime lavorazioni, quali stampaggio della lamiera e stampaggio della plastica, critiche al fine di concepire e realizzare in tempi contenuti, prodotti distintivi per qualità, tecnologia e design.

I prodotti della Società sono distribuiti attraverso un'articolata e capillare struttura commerciale, opportunamente differenziata in funzione dei marchi, dei diversi canali di vendita e talvolta delle diverse linee di attività.

In Italia si avvale oltre che della forza di vendita diretta a presidio delle relazioni commerciali più significative, di un'estesa rete di agenzie, nonché di strutture commerciali specifiche per taluni canali. All'estero, ove è realizzato il 61% del fatturato, vanta una consistente presenza diretta tramite società controllate in Olanda, Canada, Francia, Giappone, Germania, Gran Bretagna, Polonia, Stati Uniti d'America, e tramite uffici di rappresentanza in Cina, Russia ed Ucraina. In altri paesi, tra i quali rivestono una particolare importanza Grecia, Spagna, Nuova Zelanda ed Australia, distributori locali sono dedicati in via pressoché esclusiva a promuovere e commercializzare i prodotti della Società.

La rilevante crescita realizzata negli ultimi anni è avvenuta tanto per linee interne, che per acquisizioni. Nella integrazione delle società acquisite la politica della Società ha sempre mirato a salvaguardare la specificità delle competenze delle produzioni, delle strutture commerciali e dei marchi, pur cogliendo, con diverse modalità, in funzione delle specifiche acquisizioni, le sinergie realizzabili dall'accentramento di alcune funzioni e dalla condivisione del *know-how* tecnologico.

L'esercizio appena concluso rappresenta una tappa fondamentale per il profilo e le prospettive della Società. Nel mese di dicembre sono infatti state acquistate dalla controllata De'Longhi Pinguino SA alcune attività precedentemente detenute direttamente dal socio di controllo, operanti nei settori delle cucine "free standing", dei corpi scaldanti e delle macchine di grandi dimensioni per la climatizzazione e la

termorefrigerazione per un fatturato complessivo di lire 338 miliardi. In tal modo si è giunti a consolidare un gruppo di attività che anche per complementarietà, completezza, sinergie interne, nonché per le prospettive dei mercati in cui operano, consentirà di rappresentare la base di partenza per una ulteriore crescita profittevole e sostenibile nel tempo.

A supporto e giustificazione del prezzo di acquisto sono state ottenute apposite perizie redatte da autorevoli esperti indipendenti.

Nella medesima logica volta a ricompattare intorno alla De' Longhi tutte le attività strategiche si è provveduto ad una riorganizzazione societaria ispirata da un lato alla semplificazione, dall'altro all'uscita dal perimetro di consolidamento di alcune attività di minor rilievo e poco coerenti con l'attività svolta. A seguito di tale riorganizzazione l'area di consolidamento non è completamente confrontabile con quella precedente.

Allo scopo di adeguare il proprio modello organizzativo all'aumento della complessità e della dimensione gestita, sono state poste le basi per un miglioramento dei sistemi di controllo interno e del modello di management di riferimento. E' stato nominato un Amministratore Delegato, con l'obiettivo di aumentare l'autorevolezza del management e di costruire un modello di governo in cui strategia, organizzazione e operazioni siano condotte d'intesa tra Imprenditore/azionista e management.

Ciò è avvenuto anche attraverso una maggiore formalizzazione e , in qualche caso revisione, dei riporti organizzativi e con l'implementazione di un più adeguato sistema di procure.

***Principali risultati***

In particolare nel 2000 De'Longhi ha realizzato ricavi per lire 924 miliardi.

La crescita del fatturato rispetto al 1999 risulta pari al 12%.

L'EBITDA (utile prima degli oneri finanziari , imposte, svalutazioni e ammortamenti) è passato da lire 168,9 miliardi (con un'incidenza sulle vendite del 20,5%) a lire 168,3 miliardi (con un'incidenza sulle vendite del 18,2%).

L'utile netto è stato pari a lire 34 miliardi.

*Lo scenario di mercato*

Nel 2000 la crescita del Pil mondiale è stata pari a circa il al 4,7%, con un maggiore contributo alla crescita da parte dei Paesi non UEM. Durante il I semestre 2000 l'economia dell'area Euro ha consolidato la fase di ripresa avviatasi nel 1999 ; le esportazioni hanno dato un contributo positivo grazie all'indebolimento dell'EURO e alla forte espansione del commercio mondiale.

Sempre in area EURO le autorità di politica monetaria, con l'obiettivo di prevenire il formarsi di tensioni inflazionistiche, hanno innalzato gradualmente il tasso di interesse portandolo al 4,75%. Nel corso del 2000 i consumi delle famiglie hanno presentato una crescita leggermente superiore a quella dello scorso anno.

Per quanto riguarda l'evoluzione dell'economia italiana la fase di rafforzamento è proseguita e l'incremento del PIL è stato pari al 2,8%; la crescita della domanda interna è rimasta sostenuta mentre le esportazioni hanno beneficiato, come per gli altri paesi europei sia dell'indebolimento della moneta che della forte crescita del commercio internazionale.

L'economia britannica ha confermato il trend di crescita, il PIL è aumentato del 3,3%., grazie soprattutto all'espansione della domanda interna.

La lunga fase di espansione dell'economia statunitense è proseguita anche nel 2000 a

ritmi sostenuti, + 5,2%, ma ha sofferto di un inatteso calo nell'ultimo trimestre dell'anno in seguito all'incremento del prezzo del petrolio ed alle incertezze del mercato azionario.

L'economia Giapponese, dopo un periodo di recessione, ha mostrato un recupero graduale nella prima parte dell'anno; in tale periodo tuttavia è stato rilevante l'apporto della domanda pubblica per l'implementazione delle misure di sostegno all'economia. L'incremento del PIL è stato pari all'1,9%.

*Il mercato degli elettrodomestici*

I consumi di elettrodomestici nell'UEM hanno registrato una crescita sostanzialmente in linea con quella dei consumi totali.

Nel corso del 2000 il mercato interno Italiano degli elettrodomestici ha registrato un rallentamento con una crescita di circa il 2,5% soprattutto per effetto della domanda di elettrodomestici per la cottura e di apparecchi di riscaldamento.

La domanda di piccoli apparecchi sta invece registrando una stazionarietà sugli alti livelli raggiunti nel 1999.

La domanda di elettrodomestici nei mercati extra CEE ha invece determinato un rilevante aumento delle esportazioni (+10% in volume) ed una espansione della produzione superiore al 5%.

La domanda di elettrodomestici negli Stati Uniti ha presentato una decelerazione per quanto riguarda il segmento del riscaldamento e della cottura mentre il settore dei piccoli elettrodomestici ha evidenziato un'accelerazione. Le importazioni dall'Italia hanno comunque evidenziato trend di crescita in controtendenza soprattutto per il riscaldamento.

ANNULLATO

La crescita del fatturato rispetto al 1999 risulta pari al 12%.

L'EBITDA (utile prima degli oneri finanziari , imposte, svalutazioni e ammortamenti) è passato da lire 168,9 miliardi (con un'incidenza sulle vendite del 20,5%) a lire 168,3 miliardi (con un'incidenza sulle vendite del 18,2%).

L'utile netto è stato pari a lire 34 miliardi.

***Lo scenario di mercato***

Nel 2000 la crescita del Pil mondiale è stata pari a circa il al 4,7%, con un maggiore contributo alla crescita da parte dei Paesi non UEM. Durante il I semestre 2000 l'economia dell'area Euro ha consolidato la fase di ripresa avviatasi nel 1999 ; le esportazioni hanno dato un contributo positivo grazie all'indebolimento dell'EURO e alla forte espansione del commercio mondiale.

Sempre in area EURO le autorità di politica monetaria, con l'obiettivo di prevenire il formarsi di tensioni inflazionistiche, hanno innalzato gradualmente il tasso di interesse portandolo al 4,75%. Nel corso del 2000 i consumi delle famiglie hanno presentato una crescita leggermente superiore a quella dello scorso anno.

Per quanto riguarda l'evoluzione dell'economia italiana la fase di rafforzamento è proseguita e l'incremento del PIL è stato pari al 2,8%; la crescita della domanda interna è rimasta sostenuta mentre le esportazioni hanno beneficiato, come per gli altri paesi europei sia dell'indebolimento della moneta che della forte crescita del commercio internazionale.

L'economia britannica ha confermato il trend di crescita, il PIL è aumentato del 3,3% , grazie soprattutto all'espansione della domanda interna.

La lunga fase di espansione dell'economia statunitense è proseguita anche nel 2000 a

ritmi sostenuti, + 5,2%, ma ha sofferto di un inatteso calo nell'ultimo trimestre dell'anno in seguito all'incremento del prezzo del petrolio ed alle incertezze del mercato azionario.

L'economia Giapponese, dopo un periodo di recessione, ha mostrato un recupero graduale nella prima parte dell'anno; in tale periodo tuttavia è stato rilevante l'apporto della domanda pubblica per l'implementazione delle misure di sostegno all'economia. L'incremento del PIL è stato pari all'1,9%.

***Il mercato degli elettrodomestici***

I consumi di elettrodomestici nell'UEM hanno registrato una crescita sostanzialmente in linea con quella dei consumi totali.

Nel corso del 2000 il mercato interno Italiano degli elettrodomestici ha registrato un rallentamento con una crescita di circa il 2,5% soprattutto per effetto della domanda di elettrodomestici per la cottura e di apparecchi di riscaldamento.

La domanda di piccoli apparecchi sta invece registrando una stazionarietà sugli alti livelli raggiunti nel 1999.

La domanda di elettrodomestici nei mercati extra CEE ha invece determinato un rilevante aumento delle esportazioni (+10% in volume) ed una espansione della produzione superiore al 5%.

La domanda di elettrodomestici negli Stati Uniti ha presentato una decelerazione per quanto riguarda il segmento del riscaldamento e della cottura mentre il settore dei piccoli elettrodomestici ha evidenziato un'accelerazione. Le importazioni dall'Italia hanno comunque evidenziato trend di crescita in controtendenza soprattutto per il riscaldamento.

*I segmenti di business*

I segmenti di business in cui opera la Società possono essere ricompresi nelle seguenti principali categorie:

- Prodotti per il riscaldamento;
- Sistemi per il condizionamento e trattamento dell'aria;
- Prodotti per la cottura e preparazione dei cibi – pulizia della casa e lo stiro.

Una parte marginale dei ricavi della Società deriva dalla vendita di accessori, materie prime, ricambi, o da attività di distribuzione di prodotti commercializzati.

La tabella che segue indica nelle prime due colonne l'andamento del fatturato per ciascun segmento negli anni 1999 e 2000.

| *DE' LONGHI SPA* | 1999 | 2000 | Var 99-00 | Var % 99-00 |
|---|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | | |
| Riscaldamento | 207 | 250 | 43 | 20,7 % |
| Condizionamento e trattamento dell'aria | 258 | 272 | 14 | 5,4 % |
| Cottura e preparazione cibi - pulizia della casa e lo stiro | 319 | 360 | 41 | 12,8 % |
| Altro | 38 | 42 | 4 | 10,5 % |
| **Totale** | **822** | **924** | **102** | |

**Riscaldamento**

La gamma dei prodotti per il riscaldamento si può suddividere in:

- Unità riscaldamento mobile
- Unità terminali per sistemi di riscaldamento fisso

La Società produce una gamma completa di soluzioni mobili per il riscaldamento che

comprende termoradiatori ad olio, termoconvettori elettrici (portatili e murali), termoventilatori, stufe a gas, stufe combinate gas/elettriche, stufe a kerosene, stufe a legna, stufe a carbone e stufe economiche.

In tale settore la Società è leader mondiale con una posizione marcata nella famiglia dei termoradiatori ad olio dove è l'unico ad offrire quattro distinte linee con estetiche, caratteristiche tecniche e posizionamenti differenziati.

Le vendite relative al riscaldamento mobile hanno evidenziato un incremento di lire 43 miliardi (+20,7%) rispetto al 1999.

La recente introduzione della nuova gamma di radiatori ad olio è stata la componente determinante di tale risultato.

**Condizionamento e trattamento dell'aria**

La Società offre una gamma completa di climatizzatori, umidificatori, deumidificatori e purificatori d'aria che va dal deumidificatore portatile, all'impianto con una potenza resa di 0,4 Kw, alle unità termofrigorifere per uso industriale e per grandi complessi civili, con una potenza resa di 2.400 Kw.

La gamma di prodotti per il condizionamento ed il trattamento dell'aria si ripartisce in:

- condizionatori portatili;
- condizionatori modulari fissi (*split*);
- altri prodotti per il trattamento dell'aria.

Per quanto riguarda i condizionatori portatili, il successo del Pinguino, poi proposto in tutto il mondo, ha consentito alla Società di ottenere la *leadership* Mondiale nel segmento, unità di dimensioni ridotte, di potenza resa compresa tra 1,9 Kw e 4 Kw, destinate alla climatizzazione di singoli ambienti, che offrono agli utilizzatori il

vantaggio di non richiedere alcuna installazione e di poter essere agevolmente trasferiti da un ambiente all'altro.

La Società offre poi una gamma completa di climatizzatori murali che possono supportare fino a tre unità interne, prestandosi così alla climatizzazione di singole unità abitative e di uffici od esercizi commerciali di ridotte dimensioni. La Società detiene in questo ambito una posizione di rilievo nel mercato italiano.

L'offerta della Società di prodotti per il trattamento dell'aria viene completata dalla gamma di deumidificatori, umidificatori e purificatori. In particolare i deumidificatori, sistemi portatili monoblocco che utilizzano la stessa tecnologia dei condizionatori, hanno la funzione di ridurre la quantità di vapore acqueo ambientale. La Società, che con il lancio della linea "Tasciugo" ha creato in Italia il segmento dei deumidificatori per uso domestico, detiene in tale settore una *leadership* europea ed un significativo posizionamento in ambito mondiale.

Nel complesso le vendite del segmento del condizionamento e trattamento dell'aria sono ammontate a lire 272 miliardi con un incremento del 5,4% rispetto all'anno precedente.

**Prodotti per la cottura e preparazione dei cibi**

La Società opera con una forte specializzazione in molteplici segmenti del mercato dei prodotti per la cottura e la preparazione dei cibi. In particolare produce e commercializza forni, friggitrici, tostapane, *barbecue* e bistecchiere a contatto, macchine da caffè, cucine c.d. "*free standing*", piani di cottura e forni c.d. "*built-in*", oltre a *mixer*, *robot* da cucina ed altri prodotti per la preparazione dei cibi.

Detiene una posizione di *leadership* in Italia, e di rilievo nel mondo, nel segmento dei forni da *top*. Per ampiezza e profondità di gamma, che comprende forni a microonde,

elettrici e combinati, con capacità e dimensioni comprese tra i 7 ed i 30 litri, si posiziona a livello dei maggiori concorrenti internazionali.

Nelle friggitrici la Società detiene una posizione di *leadership* in Italia e nel Regno Unito, nonché di primario operatore sul mercato internazionale.

Nelle macchine da caffè la posizione è di rilievo nel mercato italiano, e di *leader* in Giappone. L'offerta si compone di differenti modelli per la preparazione del caffè, che includono macchine per il caffè espresso , macchine per il caffè all'americana e macchine in grado di erogare sia caffè espresso che all'americana.

La Società occupa infine un ruolo di primario rilievo nei segmenti delle cucine *free standing,* dei piani cottura e dei forni.

Nella categoria dei prodotti per la preparazione dei cibi viene proposta una gamma completa di spremiagrumi, mixer, gelatiere e sbattitori.

**<u>Prodotti per la pulizia della casa e i sistemi per lo stiro</u>**

La Società' realizza una vasta gamma di prodotti per la pulizia della casa e lo stiro. In tale ambito detiene una posizione di *leader* nazionale nelle famiglie degli aspirapolvere, e di primario operatore nel settore dei sistemi stiranti.

La produzione della Società comprende una vasta gamma di scope elettriche ed aspirapolvere a traino, pulitori a vapore e multifunzione, estrattori a vapore (che combinano l'azione di scioglimento dello sporco del vapore con capacità aspiranti) e sistemi per lo stiro a vapore.

Nel complesso le vendite del segmento "cottura e preparazione dei cibi – pulizia della casa e lo stiro" sono ammontate a 360 miliardi di lire, con un incremento del 12,8% rispetto all'anno precedente.

A seguito del rinnovo della gamma completato negli ultimi mesi del 2000 si determineranno effetti positivi, in termini di maggiori vendite, soprattutto nell'esercizio 2001.

*La ripartizione della crescita per area geografica*

La forte propensione internazionale è documentata dalla tabella che segue, che riporta l'andamento del fatturato ripartito per area geografica.

**Ricavi per area geografica:**

| | 1999 | 2000 | Var 00-99 | Var % 00-99 |
|---|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | (Lire mld.) | |
| Italia | 361 | 360 | (1) | (0,2) % |
| Unione Monetaria Europea | 118 | 153 | 35 | 29,7% |
| Altri Europa | 94 | 128 | 34 | 36,2% |
| Stati Uniti e Canada | 94 | 119 | 25 | 26,6% |
| Resto del Mondo | 155 | 164 | 9 | 5,8% |
| **Totale** | **822** | **924** | **102** | |

In Gran Bretagna, Stati Uniti, Canada, Giappone, Francia, Benelux, tutti paesi nei quali la Societa' opera attraverso filiali proprie, sono stati realizzati significativi aumenti di fatturato (dal 14% al 38%); solo in Germania, tra i paesi ove è presente una filiale, la crescita del fatturato è stata inferiore al 10%. La crescita è in generale imputabile al successo dei nostri prodotti, alla sempre crescente notorietà del marchio e al buon lavoro svolto dalle nostre strutture internazionali.

*Andamento della gestione*

Si presenta, nel seguito, una riclassificazione gestionale dei conti economici:

| | 2000 | % sulle vendite | 1999 | % sulle vendite |
|---|---|---|---|---|
| | (Lire mld.) | | (Lire mld.) | |
| Ricavi delle vendite | 924 | 100,0% | 822 | 100,0% |
| Margine lordo industriale | 475 | 51,5% | 430 | 52,2% |
| Costi per servizi e altri oneri | (208) | (22,5%) | (167) | (20,3%) |
| **Valore aggiunto** | **268** | **29,0%** | **263** | **31,9%** |
| Costo del lavoro | (99) | (10,8%) | (94) | (11,4%) |
| **Margine operativo lordo (EBITDA)** | **168** | **18,2%** | **169** | **20,5%** |
| Ammortamenti e accantonamenti | (75) | (8,1%) | (58) | (7,0%) |
| **Risultato operativo (EBIT)** | **93** | **10,1%** | **111** | **13,5%** |
| Proventi(Oneri) finanziari e straordinari | (23) | (2,5%) | (44) | (5,4%) |
| **Risultato prima delle imposte** | **70** | **7,6%** | **67** | **8,1%** |
| Imposte dell'esercizio | (36) | (3,9%) | (12) | (1,4%) |
| **Utile dell'esercizio** | **34** | **3,7%** | **55** | **6,7%** |

L'incremento delle vendite è stato pari al 12,4%.

Il margine lordo industriale diminuisce dello 0,8% in termini di incidenza percentuale sul venduto, e aumenta di 45 miliardi in valore assoluto (+10,5% sull'anno precedente)

L'EBITDA diminuisce rispetto al 1999 in termini percentuali di 2,3 punti, e l'EBIT di 3,4 punti.

L'utile ante imposte, in crescita rispetto al 1999, passando da lire 67 miliardi a lire 70 miliardi, è stato influenzato da un miglioramento della gestione finanziaria , soprattutto per effetto di dividendi incassati e da oneri straordinari per circa lire 20 miliardi relativi

pressochè interamente al pagamento di un indennizzo conseguente alla dismissione di una partecipazione avvenuta nel 1997.

L'utile di esercizio è diminuito rispetto al 1999 passando da lire 55 miliardi nel 1999 a lire 34 miliardi per effetto di un maggior carico fiscale.

*Analisi della situazione patrimoniale –finanziaria*

La situazione patrimoniale è così dettagliata:

| | 2000 | 1999 | Diff. |
|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | |
| Attivita' a breve | 710 | 656 | 54 |
| Passivita' a breve | (310) | (244) | (66) |
| | | | |
| **Capitale Circolante Netto** | **400** | **412** | **(12)** |
| Attività non correnti | 478 | 503 | (25) |
| Altre passività | (35) | (38) | 3 |
| **Capitale investito netto** | **843** | **877** | **(34)** |
| | | | |
| Patrimonio netto | 473 | 483 | (10) |
| **Totale fonti non finanziarie** | **473** | **483** | **(10)** |
| | | | |
| **Posizione finanziaria netta** | **(370)** | **(394)** | **(24)** |

| | 2000 | 1999 |
|---|---|---|
| Key ratios: | | |
| | | |
| Capitale Circolante Netto/ ricavi delle vendite | 43% | 50% |
| Debiti/ patrimonio netto | 78% | 82 % |

Il capitale circolante netto è rimasto sostanzilamente in linea con il 1999 pur in presenza

di un incremento dell'attivita'.

La posizione finanziaria netta è positiva per Lire 25 miliardi Il flusso di cassa puo' essere cosi' riepilogato:

| | 2000 | 1999 |
|---|---|---|
| Autofinanziamento | 108 | 128 |
| Variazioni del capitale circolante netto | (17) | 99 |
| Flusso fin. da attivita' di investimento | (66) | (28) |
| Flusso fin. da attivita' da movimenti di patrimonio netto | - | 100 |
| **Var. pos. Finanziaria netta** | **24** | **299** |

*Risorse umane Organizzazione e Sistemi*

Al 31 dicembre 2000 i dipendenti della Società erano 1.762 (1.604 nel 1999) così suddivisi:

| | 31/12/00 | 31/12/99 |
|---|---|---|
| | | |
| Operai | 1.280 | 1.147 |
| Impiegati | 455 | 436 |
| Dirigenti | 27 | 21 |
| **Totale** | **1.762** | **1.604** |

Nel corso dell'anno 2000 le attività formative realizzate dalla Società, anche con il finanziamento del Fondo Sociale Europeo e di leggi nazionali, hanno visto coinvolti circa 400 dipendenti di ogni livello, per un totale di ore di formazione superiore alle 14.000. Tali iniziative hanno riguardato sia la formazione manageriale che l'aggiornamento professionale di varie figure organizzative, tecnico/produttive, amministrative e commerciali.

Per quanto concerne infine le relazioni sindacali, il 2000 è stato l'anno del rinnovo del

Contratto Collettivo Aziendale. Il nuovo Premio di Risultato è legato al miglioramento degli indici di redditività, qualità ed efficienza e viene redistribuito tra i dipendenti secondo un meccanismo che premia la presenza in Azienda.

L'ingresso in azienda del nuovo Amministratore Delegato della Società, ha posto le basi sia per una ridefinizione dei riporti organizzativi interni e delle deleghe attribuite al management, che per l'attivazione di alcuni meccanismi di comunicazione interna ed integrazione (incontri periodici di verifica dell'andamento delle principali problematiche aziendali e cantieri di revisione e innovazione organizzativa).

Nel corso del 2000 è continuato il processo di potenziamento delle strutture di vendita interna ed esterna che ha permesso di aumentare la presenza sul territorio e di essere presenti in nuovi canali distributivi. In particolare si è reso operativo l'ufficio di rappresentanza in Belgio ed è stato perfezionato un accordo di distribuzione con un importante gruppo per quanto riguarda la distribuzione nel Sud-est Asiatico.

E' stato inoltre avviato un processo di revisione interna, con l'obiettivo di perseguire la riduzione del capitale circolante attraverso una serie di attività, tra cui una riprogettazione dei flussi della pianificazione commerciale che dovrà consentire una maggiore responsabilizzazione del personale cui sono affidate le vendite.

I sistemi informativi della Società sono basati essenzialmente sul *software* gestionale SAP. SAP consente una gestione integrata di tutti i principali aspetti dell'attività produttiva e commerciale, tra cui la logistica, le scorte, il magazzino, gli ordini, le vendite e la movimentazione di materie prime, semilavorati e prodotti finiti.

***L'attività di ricerca e sviluppo***

La funzione di ricerca e sviluppo della Società, nella quale vengono costantemente

effettuati rilevanti investimenti, dispone di numerosi laboratori ed impianti produttivi.

La societa' dedica all'attività di ricerca e sviluppo significativi investimenti che hanno consentito di ottenere e consolidare nel tempo vantaggi competitivi tra cui sottolineiamo:

- Efficienza del ciclo produttivo ed il contenimento dei costi di produzione mediante l'innovazione dei processi produttivi. Nei vari settori di attività, la Società sfrutta le specifiche conoscenze sviluppate nel settore dello stampaggio delle lamiere, della saldatura, dell'iniezione della plastica, della verniciatura e smaltatura, dell'utilizzo dei gas, dell'elettronica e dell'elettrotecnica per progettare e realizzare impianti produttivi altamente automatizzati, moderni ed efficienti sotto il profilo dei costi.
- La capacità di individuare soluzioni e tecnologie innovative grazie alle quali è stato possibile assecondare, e spesso anticipare, i mutamenti delle esigenze della clientela e del quadro normativo di riferimento.

L'attività svolta ha consentito alla Società di accedere ai benefici concessi dalla Legge 46/82, "*Programma di ricerca applicata*", per lo studio di "*Nuovi sistemi condizionanti utilizzanti come gas refrigerante idrocarburi in luogo dei CHF e degli HCFC e relativo processo prototipale di produzione*" e di una "*Macchina per la produzione di acqua od aria calda o fredda mediante un fluido frigorigeno*". Sono stati, altresì ottenuti i contributi previsti dalla Legge 140/97 "*Innovazione Tecnologica*".

Nel segmento condizionatori murali sono state messe inoltre a punto interessanti soluzioni basate sull'utilizzo di Internet volte a evolvere e aumentare funzionalità esistenti mediante la possibilità di telegestione, telecontrollo a distanza fortemente innovative rispetto agli standards di mercato.

VOZ

Nel 2000 la società ha sostenuto costi di ricerca e sviluppo per circa Lire 11 miliardi che sono stati imputati interamente a conto economico ad eccezione di quanto relativo al progetto "nuovo microonde vocale" che è stato capitalizzato stante le caratteristiche di sviluppo di specifico prodotto chiaramente definito .

In previsione del possibile sfruttamento della Legge 140/97 "Innovazione tecnologica" forniamo il dettaglio dell'informativa richiesta.

Natura e descrizione delle attivita' di ricerca e sviluppo

L'attività ha riguardato diversi progetti di ricerca che hanno riguardato l'area condizionamento per Lire 4,2 miliardi , l'area riscaldamento per Lire 1,8 miliardi e l'area piccoli elettrodomestici per Lire 5,2 miliardi;

Natura . descrizione dei costi dedotti ai sensi del Dpr 917/86

Le spese sostenute nell'esercizio sono relative a (i) costi del personale dedicato all'attivita' di Ricerca & Sviluppo per Lire 4,4 miliardi (ii) costi per strumentazioni ed attrezzatura per Lire 0,6 miliardi e (iii) costi per servizi di consulenza tecnologica, per acquisizione di conoscenze e per spese generali per Lire 6 miliardi

Descrizione dei risultati fondamentali conseguiti e possibili ricadute di conoscenze

A testimonianza della capacità di innovazione espressa in questo momento dalla Societa' e a giustificazione quindi della efficacia della spesa sostenuta, si sottolinea la registrazione di importanti invenzioni nel corso del 2000 tra cui nella famiglia dei termoradiatori il brevetto relativo ad una particolare struttura di radiatori per il riscaldamento di locali, nel segmento della climatizzazione un brevetto per una macchina per la produzione di acqua o aria calda e fredda mediante fluido frigorigeno e nel segmento per i prodotti della cottura un brevetto per un forno a microonde a

comando vocale e procedimento automatico per la cottura di prodotti alimentari.

*Investimenti e prodotti*

Gli investimenti complessivi in immobilizzazioni materiali sono stati pari a circa Lire 24,8 miliardi, di questi oltre Lire 13 miliardi sono stati spesi in stampi e attrezzature per la produzione di nuovi prodotti. Per il resto si è trattato prevalentemente di investimenti di completamento e mantenimento della attuale capacità produttiva.

Nel corso del 2000 è stato avviato un nuovo stabilimento produttivo ad Ampezzo (UD) specializzato nell'assiemaggio di macchine da caffè, termoventilatori, forni elettrici e bistecchiere, che ha già raggiunto livelli significativi di efficienza operativa in linea con gli standards del Gruppo.

A titolo di esempio riepiloghiamo i principali prodotti realizzati nel corso del 2000:

- nuove macchine da caffe'espresso a pompa dotate di un innovativo sistema per montare il latte e nuova serie BAR 50 e 51 dotate di cappuccino istantaneo IFD;
- nuova serie di friggitrici statiche a capacita' elevata posizionate sulla fascia alta del mercato;
- estensione della gamma "retro'" degli sfornatutto con la realizzazione di un modello per il mercato Americano con cavita' da 12 litri;
- nuovo modello di forno combinato ventilato in acciaio inox;
- completamento della gamma dei forni ventilati con realizzazione di due forni digitali , elettronici sia nei comandi che nella regolazione della temperatura per il mercato americano;
- nuovo pinguino acqua-aria interamente in plastica con l'esclusivo sistema Turbo power;

- nuova gamma di termoventilatori da bagno"caldobagno" per la fascia alta del mercato e termoventilatore da tavolo ;
- nuovo modello elettronico di termoventilatore con funzione intelligente ( ECC- Electronic Climate Control);
- nuova serie di convettori a resistenza corazzata per il mercato americano.

Nel corso del 2000 sono stati effettuati ingenti investimenti in pubblicità e comunicazione per un ammontare di circa Lire 52,7 miliardi che sono stati interamente imputati a conto economico. L'attività ha riguardato il sostenimento e consolidamento di linee di prodotti già esistenti, sia nei prodotti per la cottura e preparazione dei cibi che nella climatizzazione, ed il lancio di nuovi prodotti .

In particolare nel corso del 2000 sono state realizzate importanti campagne pubblicitarie per il lancio del microonde "doppioforno" in Italia e per il lancio del nuovo concetto di "living innovation" negli Stati Uniti abbinato ai forni digitali, friggitrici e macchine da caffè combinata.

***Le attività ed i rapporti con le imprese controllate, controllanti e collegate***

I rapporti con le imprese controllate e controllanti sono indicati nella nota integrativa nelle note illustrative alle singole poste dello stato patrimoniale e del conto economico.

In conformità alle disposizioni di legge , precisiamo che non risultano detenute ne sono state acquistate o vendute nell'esercizio azioni proprie.

***Euro***

L'analisi condotta sulla strategicità del passaggio all'Euro, quale moneta di conto, ha indotto a prevedere per il secondo semestre dell'esercizio 2001 la data di effettuazione del cambiamento.

*Eventi successivi alla chiusura dell'esercizio*

Aumento del capitale sociale

Nei primi giorni di aprile 2001 è stata convocata l'assemblea straordinaria degli azionisti con, all'ordine del giorno, la proposta di aumento del capitale sociale a pagamento riservato in opzione agli azionisti; a tale riguardo siamo stati informati che gli azionisti della De' Longhi S.p.A. hanno confermato la loro volontà alla sottoscrizione dell'intero aumento di capitale sociale, per l'importo di lire 250.587 milioni .

Kenwood

Nei primi mesi del 2001 la De' Longhi S.p.A. attraverso una controllata ha portato a termine, mediante un'OPA, l'acquisto dell'intero capitale sociale della società Kenwood Appliances Plc. per un costo complessivo alla fine dell'O.P.A. di circa GBP 46,2 milioni (pari a circa Lire 142,4 miliardi). Tale società a capo di un Gruppo attivo nel settore dei prodotti per la preparazione dei cibi, pulizia della casa e stiro, che ha sviluppato nell'esercizio chiuso al 31 marzo 2001 un fatturato di circa GBP 155,2 milioni (pari a lire 490 miliardi).

L'acquisizione di Kenwood consentirà alla Società di migliorare il suo posizionamento strategico nel segmento dei prodotti per la cottura/preparazione dei cibi ove si posiziona come *leader* di livello europeo.

La qualità del marchio acquisito, la massa critica raggiunta, l'aumentata capacità di acquisti, la forte complementarità di prodotto e distribuzione, la possibilità di disporre di uno stabilimento in Cina attualmente sotto utilizzato, costituiscono i principali punti qualificanti di questa acquisizione.

Ad eccezione di quanto indicato precedentemente non si segnalano fatti di rilievo che possano aver influito in modo rilevante sull'andamento aziendale o che possano aver modificato la struttura patrimoniale finanziaria ed economica della Società.

***Le prospettive/evoluzioni prevedibili della gestione***

Nel corso del 2001 proseguirà la strategia di sviluppo volta a mantenere le quote di mercato nei segmenti di business e nei paesi dove la posizione è di leader dominante o dove il mercato è in crescita e ad aumentare le quote stesse nei mercati di maggiore sviluppo mediante l'innovazione del prodotto, la forza della struttura distributiva.

Il processo di integrazione con il Gruppo Kenwood programmato a partire dal II trimestre del 2001 dovrebbe poi permettere il raggiungimento di importanti sinergie e di conseguenti importanti ritorni economici.

I risultati dei primi mesi del nuovo esercizio confermano le aspettative di una ulteriore crescita.

Si prevede inoltre che i risultati della gestione potranno trarre vantaggi dall'attuale tendenza alla riduzione dei costi delle materie prime.

Le vendite risultano essere in crescita con un miglioramento del margine di contribuzione lordo rispetto al medesimo periodo del 2000 come per le società di recente acquisizione.

***Proposta di approvazione***

Il Bilancio dell'esercizio 2000, che sottoponiamo alla Vostra approvazione, si chiude con un utile dell'esercizio di Lire 34.466.961.394.

Ciò premesso proponiamo di:

1) approvare la relazione della gestione dell'esercizio 2000 ed il bilancio

d'esercizio 2000, composto dallo Stato Patrimoniale, dal Conto Economico e dalla Nota Integrativa, che chiude con un risultato d'esercizio di Lire 34.466.961.394

2) destinare l'utile dell'esercizio di 34.466.961.394 come segue:

   a) alla riserva legale Lire 1.734.977.627

   b) alla riserva straordinaria Lire 32.731.983.767

Per il Consiglio di Amministrazione

L'Amministratore Delegato

Stefano Beraldo

*Allegato 2*

**Relazione sulla gestione degli Amministratori**

***Profilo del Gruppo***

De'Longhi S.p.A. è la *holding* operativa di un Gruppo che opera in posizione di *leadership* in segmenti di mercato accomunati dal concetto di benessere nell'ambito dei prodotti per il riscaldamento, il condizionamento e il trattamento dell'aria, la cottura e preparazione dei cibi e la pulizia della casa e lo stiro. Il Gruppo vanta, in particolare, la *leadership* mondiale nei segmenti del riscaldamento e del condizionamento portatili, ed italiana nella totalità dei segmenti in cui opera.

La posizione competitiva si è di recente rafforzata con l'acquisizione del Gruppo Kenwood, avvenuta nei primi mesi del 2001, *leader* di mercato in Gran Bretagna e specialista internazionale nel settore dei prodotti per la preparazione dei cibi, altresì attivo nel settore dei sistemi per la pulizia e lo stiro tramite la controllata Ariete S.p.A.

Il Gruppo presidia diversi segmenti di prodotto e fasce di prezzo attraverso l'utilizzo di diversi marchi (De' Longhi, Simac, Vetrella, Supercalor, Ariagel, Radel, Elba, Superclima e Climaveneta, ai quali per effetto dell'acquisizione del Gruppo Kenwood si aggiungono quelli di Kenwood ed Ariete), ciascuno dotato di una connotazione distintiva in termini di percezione del mercato e posizionamento.

Il Gruppo ha assunto una posizione di specialista nei segmenti in cui opera grazie alla capacità di proporre al mercato prodotti innovativi per tecnologia e *design* e in taluni casi di anticipare e stimolare bisogni latenti dei consumatori sempre con il supporto di una forte attività di comunicazione.

Il Gruppo vanta ad oggi una forte vocazione industriale ed un solido *know-how* produttivo. Esso dispone di 14 stabilimenti (di cui uno tra i tre recentemente acquisiti con il Gruppo Kenwood ubicato in Cina), ove in particolare vengono svolte quelle prime lavorazioni, quali stampaggio della lamiera e stampaggio della plastica, critiche al fine di concepire e realizzare in tempi contenuti, prodotti distintivi per qualità, tecnologia e design.

I prodotti del Gruppo sono distribuiti attraverso un'articolata e capillare struttura commerciale, opportunamente differenziata in funzione dei marchi, dei diversi canali di vendita e talvolta delle diverse linee di attività.

In Italia si avvale oltre che della forza di vendita diretta a presidio delle relazioni commerciali più significative, di un'estesa rete di agenzie, nonché di strutture commerciali specifiche per taluni canali. All'estero, ove è realizzato oltre il 65% del fatturato, vanta una consistente presenza diretta tramite società controllate in Olanda, Canada, Francia, Giappone, Germania, Gran Bretagna, Polonia, Stati Uniti d'America, e tramite uffici di rappresentanza in Cina, Russia ed Ucraina ( a cui si sono aggiunte ulteriori società controllate in Austria, Hong Kong, Malesia, Singapore acquisite con il Gruppo Kenwood). In altri paesi, tra i quali rivestono una particolare importanza Grecia, Spagna, Nuova Zelanda ed Australia, distributori locali sono dedicati in via pressoché esclusiva a promuovere e commercializzare i prodotti del Gruppo.

La rilevante crescita realizzata negli ultimi anni (pari a un CAGR medio di oltre il 10,54% negli ultimi quattro anni) è avvenuta tanto per linee interne, che per acquisizioni. Nella integrazione delle società acquisite la politica del Gruppo ha sempre mirato a salvaguardare la specificità delle competenze delle produzioni, delle strutture

commerciali e dei marchi, pur cogliendo, con diverse modalità, in funzione delle specifiche acquisizioni, le sinergie realizzabili dall'accentramento di alcune funzioni e dalla condivisione del *know-how* tecnologico.

L'esercizio appena concluso rappresenta una tappa fondamentale per il profilo e le prospettive della società. Nel mese di dicembre sono infatti state acquistate alcune attività precedentemente detenute direttamente dal socio di controllo, operanti nei settori delle cucine "free standing", dei corpi scaldanti e delle macchine di grandi dimensioni per la climatizzazione e la termorefrigerazione per un fatturato complessivo di lire 338 miliardi. In tal modo si è giunti a consolidare un gruppo di attività che anche per complementarietà, completezza, sinergie interne, nonché per le prospettive dei mercati in cui operano, consentirà di rappresentare la base di partenza per una ulteriore crescita profittevole e sostenibile nel tempo.

A supporto e giustificazione del prezzo di acquisto sono state ottenute apposite perizie redatte da autorevoli esperti indipendenti.

Nella medesima logica volta a ricompattare intorno alla De' Longhi tutte le attività strategiche si è provveduto ad una riorganizzazione societaria ispirata da un lato alla semplificazione, dall'altro all'uscita dal perimetro di consolidamento di alcune attività di minor rilievo e poco coerenti con l'attività svolta. A seguito di tale riorganizzazione l'area di consolidamento non è completamente confrontabile con quella precedente.

Allo scopo di adeguare il proprio modello organizzativo all'aumento della complessità e della dimensione gestita, sono state poste le basi per un miglioramento dei sistemi di controllo interno e del modello di management di riferimento. E' stato nominato un Amministratore Delegato, con l'obiettivo di aumentare l'autorevolezza del management

e di costruire un modello di governo in cui strategia, organizzazione e operazioni siano condotte d'intesa tra Imprenditore/azionista e management.

Ciò è avvenuto anche attraverso una maggiore formalizzazione e , in qualche caso revisione, dei riporti organizzativi e con l'implementazione di un più adeguato sistema di procure.

*Principali risultati*

Nel 2000 De' Longhi ha realizzato ricavi consolidati per lire 1.223 miliardi, che nel confronto con il 1999 scontano per nove mesi del 2000 il de-consolidamento del fatturato della De' Longhi Radiators S.r.l con un conseguente minor apporto di ricavi consolidati di circa lire 86 miliardi.

La crescita del fatturato rispetto al 1999, pari al 7,6%, risulterebbe pertanto su basi omogenee pari al 17 %.

I ricavi consolidati non tengono inoltre conto dei ricavi realizzati nel 2000 dalle società acquisite.

L'EBITDA (utile prima degli oneri finanziari , imposte, svalutazioni e ammortamenti) è passato da lire 178,7 miliardi (con un'incidenza sulle vendite del 15,7%) a lire 196,5 miliardi (con un'incidenza sulle vendite del 16,1%).

L'utile netto è stato pari a lire 28 miliardi.

*Lo scenario di mercato*

Nel 2000 la crescita del Pil mondiale è stata pari a circa il al 4,7%, con un maggiore contributo alla crescita da parte dei Paesi non UEM. Durante il I semestre 2000 l'economia dell'area Euro ha consolidato la fase di ripresa avviatasi nel 1999; le esportazioni hanno dato un contributo positivo grazie all'indebolimento dell'EURO e

alla forte espansione del commercio mondiale.

Sempre in area EURO le autorità di politica monetaria, con l'obiettivo di prevenire il formarsi di tensioni inflazionistiche, hanno innalzato gradualmente il tasso di interesse portandolo al 4,75%; Nel corso del 2000 i consumi delle famiglie hanno presentato una crescita leggermente superiore a quello dello scorso anno.

Per quanto riguarda l'evoluzione dell'economia italiana la fase di rafforzamento è proseguita e l'incremento del PIL è stato pari al 2,8% ; la crescita della domanda interna è rimasta sostenuta mentre le esportazioni hanno beneficiato , come per gli altri paesi europei sia dell'indebolimento della moneta che della forte crescita del commercio internazionale.

L'economia britannica ha confermato il trend di crescita, il PIL è aumentato del 3,3% , grazie soprattutto all'espansione della domanda interna.

La lunga fase di espansione dell'economia statunitense è proseguita anche nel 2000 a ritmi sostenuti, + 5,2%, ma ha sofferto di un inatteso calo nell'ultimo trimestre dell'anno in seguito all'incremento del prezzo del petrolio ed alle incertezze del mercato azionario.

L'economia Giapponese, dopo un periodo di recessione, ha mostrato un recupero graduale nella prima parte dell'anno; in tale periodo tuttavia è stato rilevante l'apporto della domanda pubblica per l'implementazione delle misure di sostegno all'economia. L'incremento del PIL è stato pari al 1,9%.

***Il mercato degli elettrodomestici***

I consumi di elettrodomestici nell'UEM hanno registrato una crescita sostanzialmente in linea con quella dei consumi totali.

Nel corso del 2000 il mercato interno Italiano degli elettrodomestici ha registrato un rallentamento con una crescita di circa il 2,5% soprattutto per effetto della domanda di elettrodomestici per la cottura e di apparecchi di riscaldamento.

La domanda di piccoli apparecchi sta invece registrando una stazionarietà sugli alti livelli raggiunti nel 1999.

La domanda di elettrodomestici nei mercati extra CEE ha invece determinato un rilevante aumento delle esportazioni (+10% in volume) ed una espansione della produzione superiore al 5%.

La domanda di elettrodomestici negli Stati Uniti ha presentato una decelerazione per quanto riguarda il segmento del riscaldamento e della cottura mentre il settore dei piccoli elettrodomestici ha evidenziato un'accelerazione. Le importazioni dall'Italia hanno comunque evidenziato trend di crescita in controtendenza soprattutto per il riscaldamento.

***I segmenti di business***

I segmenti di business in cui opera il Gruppo possono essere ricompresi nelle seguenti principali categorie:

- Prodotti per il riscaldamento;
- Sistemi per il condizionamento e trattamento dell'aria;
- Prodotti per la cottura e preparazione dei cibi;
- Prodotti per la pulizia della casa e lo stiro.

Una parte marginale dei ricavi del Gruppo deriva dalla vendita di accessori, materie prime, ricambi, o da attività di distribuzione di prodotti commercializzati.

La tabella che segue indica nelle prime due colonne l'andamento del fatturato

consolidato per ciascun segmento negli anni 1999 e 2000. Nelle successive colonne sono riportati i valori consolidati proforma, che includono i ricavi delle società acquisite entro il 31.12.2000.

| *GRUPPO DE' LONGHI* | 1999 consolidato | 2000 consolidato | 1999 proforma | 2000 proforma | Var 99-00 proforma | Var % 99-00 proforma |
|---|---|---|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | (Lire mld.) | (Lire mld.) | | |
| Riscaldamento * | 228* | 299* | 348 | 409 | 61 | 17,5 % |
| Condizionamento e trattamento dell'aria | 298 | 320 | 426 | 461 | 35 | 8,2 % |
| Cottura e preparazione cibi | 329 | 403 | 435 | 506 | 71 | 16,3 % |
| Pulizia casa e stiro | 133 | 134 | 133 | 131 | (2) | (1,5 %) |
| Altro | 35 | 40 | 32 | 53 | 21 | 65,6 % |
| Totale parziale | 1023 | 1196 | - | - | - | - |
| Riscaldamento** | 113 | 27 | - | - | - | - |
| **Totale** | **1.136** | **1.223** | **1.375** | **1.561** | **186** | **13,5 %** |

* I valori sono relativi alle vendite della società DL Radiators S.r.l

** i valori sono relativi alle le vendite della società DL Radiators S.r.l

## Riscaldamento

La gamma dei prodotti per il riscaldamento si può suddividere in:

- Unità riscaldamento mobile
- Unità terminali per sistemi di riscaldamento fisso

Il Gruppo produce una gamma completa di soluzioni mobili per il riscaldamento che comprende termoradiatori ad olio, termoconvettori elettrici (portatili e murali), termoventilatori, stufe a gas, stufe combinate gas/elettriche, stufe a kerosene, stufe a

legna e stufe a carbone e stufe economiche.

In tale settore il Gruppo è leader mondiale con una posizione marcata nella famiglia dei termoradiatori ad olio dove è l'unico ad offrire quattro distinte linee con estetiche, caratteristiche tecniche e posizionamenti differenziati.

Le vendite relative al riscaldamento mobile hanno evidenziato un incremento di lire 61 miliardi (+17,5%) rispetto al 1999.

La recente introduzione della nuova gamma di radiatori ad olio è stata la componente determinante di tale risultato.

Il Gruppo è presente, con la società DL Radiators S.p.A., anche nel mercato europeo dei radiatori in acciaio (c.d. "unità terminali") per impianti di riscaldamento fissi nell'ambito del quale detiene una posizione di rilievo.

Le vendite relative al riscaldamento fisso hanno evidenziato un fatturato di lire 119 miliardi sostanzialmente in linea con l'esercizio precedente, pur in una situazione di generale flessione di mercato.

Le prospettive per l'anno in corso sono peraltro incoraggianti in quanto i consumi si stanno indirizzando verso tipologie di prodotto più in linea con il nostro assortimento.

**Condizionamento e trattamento dell'aria**

Il Gruppo offre una gamma completa di climatizzatori, umidificatori, deumidificatori e purificatori d'aria che va dal deumidificatore portatile, all'impianto con una potenza resa di 0,4 Kw, alle unità termofrigorifere per uso industriale e per grandi complessi civili, con una potenza resa di 2.400 Kw.

La gamma di prodotti per il condizionamento ed il trattamento dell'aria si ripartisce in:

- condizionatori portatili;

- condizionatori modulari fissi (*split*);
- medie e grandi unità termofrigorifere;
- altri prodotti per il trattamento dell'aria.

Per quanto riguarda i condizionatori portatili, il successo del Pinguino, poi proposto in tutto il mondo, ha consentito al Gruppo di ottenere la *leadership M*ondiale nel segmento, unità di dimensioni ridotte, di potenza resa compresa tra 1,9 Kw e 4 Kw, destinate alla climatizzazione di singoli ambienti, che offrono agli utilizzatori il vantaggio di non richiedere alcuna installazione e di poter essere agevolmente trasferiti da un ambiente all'altro.

Il Gruppo offre poi una gamma completa di climatizzatori murali che possono supportare fino a tre unità interne, prestandosi così alla climatizzazione di singole unità abitative e di uffici od esercizi commerciali di ridotte dimensioni. Il Gruppo detiene in questo ambito una posizione di rilievo nel mercato italiano.

Nel segmento delle macchine e sistemi frigoriferi di medie e grandi dimensioni il Gruppo, leader italiano nel settore, offre un'ampia gamma di macchine e sistemi termofrigoriferi di potenza compresa tra i 2 Kw ed i 2.400 Kw. I sistemi di potenza compresa tra i 2 Kw ed i 37 Kw sono adatti a grandi unità abitative e ad uffici od esercizi commerciali di dimensioni medie o medio – grandi. I grandi sistemi (di potenza compresa tra i 40 Kw ed i 2400 Kw) sono, invece, concepiti per la climatizzazione di grandi strutture commerciali e residenziali, ovvero in relazione a specifiche applicazioni di processo industriale (raffreddamento di macchine). Alcuni modelli possono divenire una fonte ad alto rendimento di riscaldamento degli ambienti, utilizzando il principio della pompa di calore.

L'offerta del Gruppo di prodotti per il trattamento dell'aria viene completata dalla gamma di deumidificatori, umidificatori e purificatori. In particolare i deumidificatori, sistemi portatili monoblocco che utilizzano la stessa tecnologia dei condizionatori, hanno la funzione di ridurre la quantità di vapore acqueo ambientale. Il Gruppo, che con il lancio della linea "Tasciugo" ha creato in Italia il segmento dei deumidificatori per uso domestico, detiene in tale settore una *leadership* europea ed un significativo posizionamento in ambito mondiale.

Nel complesso le vendite del segmento del condizionamento e trattamento dell'aria sono ammontate a lire 461 miliardi con un incremento del 8,2 % rispetto all'anno precedente.

**Prodotti per la cottura e preparazione dei cibi**

Il Gruppo opera con una forte specializzazione in molteplici segmenti del mercato dei prodotti per la cottura e la preparazione dei cibi. In particolare produce e commercializza forni, friggitrici, tostapane, *barbecue* e bistecchiere a contatto, macchine da caffè, cucine c.d. "*free standing*", piani di cottura e forni c.d. "*built-in*", oltre a *mixer*, *robot* da cucina ed altri prodotti per la preparazione dei cibi.

Detiene una posizione di *leadership* in Italia, e di rilievo nel mondo, nel segmento dei forni da *top*. Per ampiezza e profondità di gamma, che comprende forni a microonde, elettrici e combinati, con capacità e dimensioni comprese tra i 7 ed i 30 litri, si posiziona a livello dei maggiori concorrenti internazionali.

Nelle friggitrici il Gruppo detiene una posizione di *leadership* in Italia e nel Regno Unito, nonché di primario operatore sul mercato internazionale.

Nelle macchine da caffè la posizione è di rilievo nel mercato italiano, e di *leader* in Giappone. L'offerta si compone di differenti modelli per la preparazione del caffè, che

includono macchine per il caffè espresso , macchine per il caffè all'americana e macchine in grado di erogare sia caffè espresso che all'americana.

Il Gruppo occupa infine un ruolo di primario rilievo nei segmenti delle cucine *free standing,* dei piani cottura e dei forni.

Nella categoria dei prodotti per la preparazione dei cibi viene proposta una gamma completa di spremiagrumi, mixer, gelatiere e sbattitori.

Nel complesso le vendite del segmento cottura e preparazione dei cibi sono ammontate a 506 miliardi di lire, con un incremento del 16,3% rispetto all'anno precedente.

**Prodotti per la pulizia della casa e i sistemi per lo stiro**

Il Gruppo realizza una vasta gamma di prodotti per la pulizia della casa e lo stiro. In tale ambito detiene una posizione di *leader* nazionale nelle famiglie degli aspirapolvere, e di primario operatore nel settore dei sistemi stiranti.

La produzione del Gruppo comprende una vasta gamma di scope elettriche ed aspirapolvere a traino, pulitori a vapore e multifunzione, estrattori a vapore (che combinano l'azione di scioglimento dello sporco del vapore con capacità aspiranti) e sistemi per lo stiro a vapore.

Le vendite del segmento "pulizia della casa" hanno evidenziato un fatturato di lire 131 miliardi, in linea con il 1999.

A seguito del rinnovo della gamma completato negli ultimi mesi del 2000 si determineranno effetti positivi, in termini di maggiori vendite, soprattutto nell'esercizio 2001.

***La ripartizione della crescita per area geografica***

La forte propensione internazionale è documentata dalla tabella che segue, che riporta

l'andamento del fatturato ripartito per area geografica.

Come già nel caso dei segmenti di business vengono riportati anche i valori consolidati pro-forma, che includono i ricavi delle società acquisite entro il 31.12.2000. I commenti si riferiscono ai dati pro-forma.

**Ricavi per area geografica:**

| | 1999 consolidato | 2000 consolidato | 1999 proforma | 2000 proforma | Var 00-99 proforma | Var % 00-99 proforma |
|---|---|---|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | (Lire mld.) | (Lire mld.) | (Lire mld.) | |
| Italia | 441 | 422 | 509 | 510 | 1 | 0,2 % |
| Stati Uniti e Canada | 147 | 199 | 147 | 199 | 52 | 35,3% |
| Giappone | 67 | 103 | 67 | 103 | 36 | 53,7% |
| Gran Bretagna | 92 | 98 | 143 | 160 | 17 | 11,9% |
| Altri Europa | 319 | 308 | 294 | 329 | 35 | 11,9% |
| Resto del Mondo | 70 | 93 | 215 | 260 | 45 | 20.9% |
| **Totale** | **1.136** | **1.223** | **1.375** | **1.561** | **186** | **13,5%** |

In Gran Bretagna, Stati Uniti, Canada, Giappone, Francia, Benelux, tutti paesi nei quali il Gruppo opera attraverso filiali proprie, sono stati realizzati significativi aumenti di fatturato (dal 14% al 38%); solo in Germania, tra i paesi ove è presente una filiale, la crescita del fatturato è stata inferiore al 10%. La crescita è in generale imputabile al successo dei nostri prodotti, alla sempre crescente notorietà del marchio e al buon lavoro svolto dalle nostre strutture internazionali.

***Andamento della gestione***

Si presenta, nel seguito, una riclassificazione gestionale dei conti economici consolidati,

con l'avvertenza che il 2000 non è perfettamente comparabile con il 1999 a causa del citato deconsolidamento dei dati di una partecipata.

L'inclusione degli stessi nel 2000 avrebbe comportato maggiori ricavi per lire 86 miliardi.

Si presenta nel seguito una riclassificazione gestionale dei conti economici consolidati:

| | **2000** | **% sulle vendite** | **1999** | **% sulle vendite** |
|---|---|---|---|---|
| | (Lire mld.) | | (Lire mld.) | |
| Ricavi delle vendite | 1.223 | 100,0% | 1.136 | 100,0% |
| Margine lordo industriale | 695 | 56,8% | 617 | 54,3% |
| Costi per servizi e altri oneri | (325) | (26,5%) | (279) | (24,6%) |
| **Valore aggiunto** | **370** | **30,3%** | **338** | **29,7%** |
| Costo del lavoro | (174) | (14,2%) | (159) | (14,0%) |
| **Margine operativo lordo (EBITDA)** | **196** | **16,1%** | **179** | **15,7%** |
| Ammortamenti e accantonamenti | (76) | (6,2%) | (77) | (6,7%) |
| **Risultato operativo (EBIT)** | **120** | **9,8%** | **102** | **9,0%** |
| Proventi (Oneri) finanziari e straordinari | (50) | (4,1%) | (35) | (3,1%) |
| **Risultato prima delle imposte** | **70** | **5,7%** | **67** | **5,9%** |
| Imposte dell'esercizio | (42) | (3,4%) | (18) | (1,6%) |
| **Utile dell'esercizio** | **28** | **2,3%** | **49** | **4,3%** |

L'incremento delle vendite è stato pari al 7,6% che, a perimetro di consolidamento omogeneo, passerebbe a un + 17%.

Il margine lordo industriale aumenta del 2,5 % in termini di incidenza percentuale sul venduto, e di 78 miliardi in valore assoluto (+ 13% sull'anno precedente). Il miglioramento dei margini in termini percentuali è in parte dovuto ad un positivo effetto cambio, generalmente favorevole rispetto all'Euro, e per il resto deriva da contenimenti di costi, nonostante il generalizzato incremento dei prezzi delle materie prime, e da adeguamenti di prezzi.

Inoltre prosegue la tendenza verso un mix spostato verso prodotti a più elevato margine.

L'EBITDA aumenta rispetto al 1999 in termini percentuali di 0,4 punti, e l'EBIT di 0,8 punti.

Stante la pluralità delle voci di conto economico relative a proventi/oneri finanziari, si evidenzia che gli oneri finanziari (ad esclusione delle componenti relative a costi/ricavi – utile/perdita su differenze di cambi ) ammontano a lire 41,8 miliardi e sono aumentati rispetto al 1999 di lire 8,9 miliardi a causa dell'aumento dei tassi di interesse che ha portato il tasso interbancario mediamente dal 3% a oltre il 5%.

L'utile ante imposte, in crescita rispetto al 1999, passando da lire 67 miliardi a lire 70 miliardi, è stato influenzato da un peggioramento della gestione finanziaria come sopra evidenziato e da oneri straordinari per circa lire 20 miliardi relativi pressochè interamente al pagamento di un indennizzo conseguente alla dismissione di una partecipazione avvenuta nel 1997.

L'utile di esercizio è diminuito rispetto al 1999 passando da lire 49,1 miliardi nel 1999 a lire 28 miliardi per effetto di un maggior carico fiscale.

***Analisi della situazione patrimoniale – finanziaria***

La situazione patrimoniale/finanziaria del Gruppo è così dettagliata:

| | 2000 | 1999 | Diff. |
|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | |
| Attivita' a breve | 1128 | 829 | 299 |
| Passivita' a breve | ( 516) | (327) | (189) |
| | | | |
| **Capitale Circolante Netto** | **612** | **502** | **110** |
| Attività non correnti: | | | |
| Immobilizzazioni Immateriali | 748 | 209 | 539 |
| Immobilizzazioni Materiali | 344 | 267 | 77 |
| Immobilizzazioni Finanziarie | 18 | 36 | (18) |
| Altro | - | 25 | (25) |
| Passività non correnti | (59) | (40) | 19 |
| **Capitale investito netto** | **1663** | **999** | **664** |
| | | | |
| Patrimonio netto di terzi | 1 | 1 | - |
| Patrimonio netto del Gruppo | 469 | 485 | (17) |
| **Totale fonti non finanziarie** | **469** | **486** | **(17)** |
| | | | |
| **Posizione finanziaria netta** | **(1193)** | **(513)** | **(680)** |
| | | | |

| | 2000 | 1999 |
|---|---|---|
| Key ratios: | | |
| | | |
| CCN/ ricavi delle vendite | 50 % | 44% |
| PFN/ patrimonio netto | 254 % | 106 % |

Le acquisizioni effettuate a fine dicembre 2000 hanno comportato un significativo cambiamento dell'area di consolidamento rispetto al precedente esercizio. Conseguentemente il confronto con il 1999 appare disomogeneo ed è quindi necessario

evidenziare gli effetti delle acquisizioni sulla situazione patrimoniale/finanziaria del Gruppo.

Il capitale circolante netto è aumentato di Lire 110 miliardi rispetto al 1999; a parità di area di consolidamento , non considerando le società acquisite a dicembre 2000 , l'incremento è stato pari a Lire 46 miliardi principalmente per effetto dell'incremento delle rimanenze di magazzino di prodotti per il condizionamento, influenzato dal cattivo andamento della stagione climatica.

L'incremento del capitale investito di lire 664 miliardi è dovuto principalmente agli effetti delle società acquisite (pari a ca. 642 miliardi); in particolare le immobilizzazioni immateriali sono aumentate di lire 539 miliardi rispetto al 1999 a causa soprattutto delle differenze di consolidamento. Tali differenze che saranno soggette ad ammortamento in funzione dell'utilità futura, appaiono giustificate in considerazione della redditività espressa dalle società acquisite nonché dall'intero Gruppo.

La posizione finanziaria netta è passata da Lire 513 miliardi nel 1999 a Lire 1.193 miliardi nel 2000. Ciò in quanto nella stessa sono stati ricompresi non solo la posizione finanziaria netta della partecipate acquisite a fine anno , consolidate a livello patrimoniale con il metodo integrale, ma anche i debiti verso società controllanti per la parte di corrispettivo non pagato relativo alle acquisizioni stesse.

Il flusso di cassa può essere così riepilogato:

| | **2000** | **1999** |
|---|---|---|
| Autofinanziamento | 92,7 | 110 |
| Variazioni del capitale circolante netto | (43,4) | 5,8 |
| Flusso fin. da attività' di investimento | (20,7) | (22,9) |
| Flusso fin. da attività' di movimenti di patrimonio netto | - | 100,0 |
| Variazione area consolidamento | (707,7) | - |
| Variazione differenza conversione | (0,6) | 0,8 |
| **Var. pos. finanziaria netta** | **(679,7)** | **193,4** |

Si segnala che al 31 dicembre 2000 sono in essere debiti verso cedenti partecipazioni per lire 504,6 miliardi. Gli accordi sottoscritti dalle parti prevedono che la quota residua del debito, non onerosa, sarà rimborsato in tre rate entro il 31 dicembre 2001.

Si segnala inoltre che la posizione finanziaria netta verso terzi, pari a lire 713,9 miliardi è composta per lire 168,3 miliardi da prestiti rimborsabili entro 12 mesi e per lire 545,6 miliardi da prestiti rimborsabili oltre 12 mesi.

***Risorse umane. Organizzazione e sistemi***

Al 31 dicembre 2000 i dipendenti del Gruppo De' Longhi erano 3.860 (2.595 nel 1999) così suddivisi:

| | 31/12/00 | 31/12/99 |
|---|---|---|
| | | |
| Operai | 2.747 | 1.745 |
| Impiegati | 1.057 | 817 |
| Dirigenti | 56 | 33 |
| **Totale** | **3.860** | **2.595** |

Di questi, 3536 sono impiegati nelle Società italiane del Gruppo mentre i rimanenti 324 operano nell'ambito delle realtà estere.

I dati del 2000 includono il personale delle società acquisite a fine dicembre. Considerando un'area di consolidamento omogenea con il 1999, la forza lavoro si è incrementata di 250 dipendenti.

Nel corso dell'anno 2000 le attività formative realizzate a livello di Gruppo, anche con il finanziamento del Fondo Sociale Europeo e di leggi nazionali, hanno visto coinvolti circa 600 dipendenti di ogni livello, per un totale di ore di formazione superiore alle 17000. Tali iniziative hanno riguardato sia la formazione manageriale che l'aggiornamento professionale di varie figure organizzative, tecnico/produttive, amministrative e commerciali.

Per quanto concerne infine le relazioni sindacali, il 2000 è stato l'anno del rinnovo dei Contratti Collettivi Aziendali delle principali Società del Gruppo (De' Longhi S.p.A., Elba S.p.A. e Radel S.p.A.). Il nuovo Premio di Risultato è legato al miglioramento degli indici di redditività, qualità ed efficienza e viene redistribuito tra i dipendenti secondo un meccanismo che premia la presenza in Azienda.

L'ingresso in azienda del nuovo Amministratore Delegato della Società Capogruppo, ha posto le basi sia per una ridefinizione dei riporti organizzativi interni e delle deleghe attribuite al management, che per l'attivazione di alcuni meccanismi di comunicazione interna ed integrazione (incontri periodici di verifica dell'andamento delle principali problematiche aziendali e cantieri di revisione e innovazione organizzativa).

Nel corso del 2000 è continuato il processo di potenziamento delle strutture di vendita interna ed esterna che ha permesso di aumentare la presenza sul territorio e di essere presenti in nuovi canali distributivi. In particolare si è reso operativo l'ufficio di rappresentanza in Belgio ed è stato perfezionato un accordo di distribuzione con un importante gruppo per quanto riguarda la distribuzione nel Sud-est Asiatico.

E' stato inoltre avviato un processo di revisione interna, con l'obiettivo di perseguire la riduzione del capitale circolante attraverso una serie di attività, tra cui una riprogettazione dei flussi della pianificazione commerciale che dovrà consentire una maggiore responsabilizzazione del personale cui sono affidate le vendite.

I sistemi informativi delle principali società del Gruppo sono basati essenzialmente sul *software* gestionale SAP, adottato oltre che dalla Capogruppo da Simac-Vetrella S.p.A., da DL Radiators S.p.A., da Radel S.p.A., da Elba S.p.A.. Sap consente una gestione integrata di tutti i principali aspetti dell'attività produttiva e commerciale del Gruppo,

tra cui la logistica, le scorte, il magazzino, gli ordini, le vendite e la movimentazione di materie prime, semilavorati e prodotti finiti sia tra le società del Gruppo che tra queste e la rete distributiva.

La Società ha proseguito nel piano di estensione del sistema informativo alle altre società del Gruppo estendendolo a De' Longhi America Inc. e da De' Longhi Nederland B.V. per un totale di oltre 1.000 utenti abilitati.

*L'attività di ricerca e sviluppo*

La funzione di ricerca e sviluppo del Gruppo, nella quale vengono costantemente effettuati rilevanti investimenti , dispone di 10 laboratori e di 13 uffici tecnici, ubicati all'interno o nelle vicinanze degli impianti produttivi. Il Gruppo dedica all'attività di ricerca e sviluppo oltre 223 risorse. Tali significativi investimenti, hanno consentito al Gruppo di ottenere e consolidare nel tempo vantaggi competitivi, tra cui sottolineiamo:

- Efficienza del ciclo produttivo ed il contenimento dei costi di produzione mediante l'innovazione dei processi produttivi. Nei vari settori di attività, il Gruppo sfrutta le specifiche conoscenze sviluppate nel settore dello stampaggio delle lamiere, della saldatura, dell'iniezione della plastica, della verniciatura e smaltatura, dell'utilizzo dei gas, dell'elettronica e dell'elettrotecnica per progettare e realizzare impianti produttivi altamente automatizzati, moderni ed efficienti sotto il profilo dei costi.
- La capacità di individuare soluzioni e tecnologie innovative grazie alle quali è stato possibile assecondare, e spesso anticipare, i mutamenti delle esigenze della clientela e del quadro normativo di riferimento.

L'attività svolta ha consentito al Gruppo di accedere ai benefici concessi dalla Legge 46/82, "*Programma di ricerca applicata*", per lo studio di "*Nuovi sistemi condizionanti*

*utilizzanti come gas refrigerante idrocarburi in luogo dei CHF e degli HCFC e relativo processo prototipale di produzione*" e di una "*Macchina per la produzione di acqua od aria calda o fredda mediante un fluido frigorigeno*". Sono stati, altresì ottenuti i contributi previsti dalla Legge 140/97 "*Innovazione Tecnologica*".

Nel segmento condizionatori murali sono state messe inoltre a punto interessanti soluzioni basate sull'utilizzo di Internet volte a evolvere e aumentare funzionalità esistenti mediante la possibilità di telegestione, telecontrollo a distanza fortemente innovative rispetto agli standards di mercato.

Nel 2000 la sola Capogruppo ha sostenuto costi di ricerca e sviluppo per circa Lire 11 miliardi che sono stati imputati interamente a conto economico ad eccezione di quanto relativo al progetto "nuovo microonde vocale" che è stato capitalizzato per Lire 270 milioni stante le caratteristiche di sviluppo di specifico prodotto chiaramente definito .

In previsione del possibile sfruttamento della Legge 140/97 "Innovazione tecnologica" forniamo il dettaglio dell'informativa richiesta, relativamente alla sola Capogruppo.

Natura e descrizione delle attività' di ricerca e sviluppo

L'attività ha riguardato diversi progetti di ricerca che hanno riguardato l'area condizionamento per Lire 4,2 miliardi , l'area riscaldamento per Lire 1,8 miliardi e l'area piccoli elettrodomestici per Lire 5,2 miliardi;

Natura , descrizione dei costi dedotti ai sensi del Dpr 917/86

Le spese sostenute nell'esercizio sono relative a (i) costi del personale dedicato all'attivita' di Ricerca & Sviluppo per Lire 4,4 miliardi (ii) costi per strumentazioni ed attrezzatura per Lire 0,6 miliardi e (iii) costi per servizi di consulenza tecnologica, per acquisizione di conoscenze e per spese generali per Lire 6 miliardi

Descrizione dei risultati fondamentali conseguiti e possibili ricadute di conoscenze

A testimonianza della capacità di innovazione espressa in questo momento dal Gruppo e a giustificazione quindi della efficacia della spesa sostenuta, si sottolinea la registrazione di importanti invenzioni nel corso del 2000 tra cui nella famiglia dei termoradiatori il brevetto relativo ad una particolare struttura di radiatori per il riscaldamento di locali, nel segmento della climatizzazione un brevetto per una macchina per la produzione di acqua o aria calda e fredda mediante fluido frigorigeno e nel segmento per i prodotti della cottura un brevetto per un forno a microonde a comando vocale e procedimento automatico per la cottura di prodotti alimentari.

*Investimenti e prodotti*

Gli investimenti complessivi in immobilizzazioni materiali sono stati pari a circa Lire 35 miliardi, di questi oltre Lire 19 miliardi sono stati spesi in stampi e attrezzature per la produzione di nuovi prodotti. Per il resto si è trattato prevalentemente di investimenti di completamento e mantenimento della attuale capacità produttiva.

Nel corso del 2000 è stato avviato un nuovo stabilimento produttivo ad Ampezzo (UD) specializzato nell'assiemaggio di macchine da caffè , termoventilatori, forni elettrici e bistecchiere, che ha già raggiunto livelli significativi di efficienza operativa in linea con gli standards del Gruppo.

A titolo di esempio riepiloghiamo i principali prodotti realizzati nel corso del 2000:

- nuove macchine da caffè espresso a pompa dotate di un innovativo sistema per montare il latte e nuova serie BAR 50 e 51 dotate di cappuccino istantaneo IFD;
- nuova macchina a vapore aspirato (estrattore a vapore);
- nuova serie dei sistemi stiranti Simac;

- nuova serie di friggitrici statiche a capacita' elevata posizionate sulla fascia alta del mercato;
- estensione della gamma "retro'" degli sfornatutto con la realizzazione di un modello per il mercato Americano con cavità da 12 litri;
- nuovo modello di forno combinato ventilato in acciaio inox;
- completamento della gamma dei forni ventilati con realizzazione di due forni digitali , elettronici sia nei comandi che nella regolazione della temperatura per il mercato americano;
- nuovo pinguino acqua-aria interamente in plastica con l'esclusivo sistema Turbo power;
- nuova gamma di termoventilatori da bagno"caldobagno" per la fascia alta del mercato e termoventilatore da tavolo ;
- nuovo modello elettronico di termoventilatore con funzione intelligente ( ECC-Electronic Climate Control);
- nuova serie di convettori a resistenza corazzata per il mercato americano.

Nel corso del 2000 sono stati effettuati ingenti investimenti in pubblicità e comunicazione per un ammontare di circa Lire 64 miliardi che sono stati interamente imputati a conto economico. L'attività' ha riguardato il sostenimento e consolidamento di linee di prodotti già esistenti, sia nei prodotti per la cottura e preparazione dei cibi che nella climatizzazione, ed il lancio di nuovi prodotti .

In particolare nel corso del 2000 sono state realizzate importanti campagne pubblicitarie per il lancio del microonde "doppioforno" in Italia e per il lancio del nuovo concetto di "living innovation" negli Stati Uniti abbinato ai forni digitali, friggitrici e macchine da

caffè combinata.

***Le attività ed i rapporti con le imprese controllate, controllanti e collegate***

I rapporti con le imprese controllanti sono indicati nella nota integrativa nelle note illustrative alle singole poste dello stato patrimoniale e del conto economico. In conformità alle disposizioni di legge , precisiamo che non risultano detenute ne sono state acquistate o vendute nell'esercizio azioni proprie.

***Euro***

L'analisi condotta sulla strategicita' del passaggio all'Euro , quale moneta di conto, ha indotto a prevedere per il secondo semestre dell'esercizio 2001 la data di effettuazione del cambiamento.

***Eventi successivi alla chiusura dell'esercizio***

Aumento del capitale sociale

Nei primi giorni di aprile del 2001 è stata convocata l'assemblea straordinaria degli azionisti con, all'ordine del giorno, la proposta di aumento del capitale sociale a pagamento riservato in opzione agli azionisti; a tale riguardo siamo stati informati che gli azionisti della Capogruppo De' Longhi S.p.A. hanno confermato la loro volontà alla sottoscrizione dell'intero aumento di capitale sociale, per l'importo di lire 250.587 milioni .

Kenwood

Nei primi mesi del 2001 la De' Longhi S.p.A. attraverso una controllata ha portato a termine, mediante un'OPA, l'acquisto dell'intero capitale sociale della società Kenwood Appliances Plc. per un costo complessivo alla fine dell'O.P.A. di circa GBP 46,2 milioni (pari a circa Lire 142,4 miliardi). Tale società a capo di un Gruppo attivo

nel settore dei prodotti per la preparazione dei cibi, pulizia della casa e stiro, che ha sviluppato nell'esercizio chiuso al 31 marzo 2001 un fatturato di circa GBP 155,2 milioni (pari a lire 484 miliardi).

L'acquisizione di Kenwood consentirà al Gruppo di migliorare il suo posizionamento strategico nel segmento dei prodotti per la cottura/preparazione dei cibi ove si posiziona come *leader* di livello europeo.

La qualità del marchio acquisito, la massa critica raggiunta, l'aumentata capacità di acquisti, la forte complementarietà di prodotto e distribuzione, la possibilità di disporre di uno stabilimento in Cina attualmente sotto utilizzato, costituiscono i principali punti qualificanti di questa acquisizione.

Ad eccezione di quanto indicato precedentemente non si segnalano fatti di rilievo che possano aver influito in modo rilevante sull'andamento aziendale o che possano aver modificato la struttura patrimoniale finanziaria ed economica della Società.

***Le prospettive/evoluzioni prevedibili della gestione***

Nel corso del 2001 proseguirà la strategia di sviluppo volta a mantenere le quote di mercato nei segmenti di business e nei paesi dove la posizione è di leader dominante o dove il mercato è in crescita e ad aumentare le quote stesse nei mercati di maggiore sviluppo mediante l'innovazione del prodotto, la forza della struttura distributiva.

Il processo di integrazione con il Gruppo Kenwood programmato a partire dal II trimestre del 2001 dovrebbe poi permettere il raggiungimento di importanti sinergie e di conseguenti importanti ritorni economici.

I risultati dei primi mesi del nuovo esercizio confermano le aspettative di una ulteriore crescita.

Si prevede inoltre che i risultati della gestione potranno trarre vantaggi dall'attuale tendenza alla riduzione dei costi delle materie prime.

Le vendite risultano essere in crescita con un miglioramento del margine di contribuzione lordo rispetto al medesimo periodo del 2000 anche per le società di recente acquisizione.

Per il Consiglio di Amministrazione

L'Amministratore Delegato

Stefano Beraldo

| ATTIVO | 31.12.2000 Parziali | Totali | 31.12.1999 Parziali | Totali |
|---|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | | 0 | | 24.999.697.000 |
| B) IMMOBILIZZAZIONI | | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | | | | |
| 1) Costi di impianto ed ampliamento | | 78.906.800 | | 157.851.868 |
| 2) Costi di ricerca, di sviluppo, di pubblicità | | 214.269.119 | | 0 |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | | 2.592.056.432 | | 2.298.828.543 |
| 4) Concessione, licenze, marchi e diritti simili | | 171.637.213.986 | | 190.749.162.435 |
| 5) Avviamento | | 374.516.006 | | 436.935.341 |
| 7) Altro | | 1.062.367.292 | | 393.137.783 |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | | 175.959.329.635 | | 194.035.915.970 |
| II - IMMOBILIZZAZIONI MATERIALI | | | | |
| 1) Terreni e fabbricati | | 119.017.694.510 | | 124.109.469.049 |
| 2) Impianti e macchinari | | 56.230.969.061 | | 65.598.578.664 |
| 3) Attrezzature industriali e commerciali | | 17.414.985.355 | | 20.532.581.778 |
| 4) Altri beni | | 3.738.150.905 | | 4.419.525.836 |
| 5) Immobilizzazioni in corso e acconti | | 919.609.831 | | 476.357.471 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | | 197.321.409.662 | | 215.136.512.798 |
| III - IMMOBILIZZAZIONI FINANZIARIE | | | | |
| 1) Partecipazioni in: | | | | |
| a) imprese controllate | 91.577.720.919 | | 36.888.900.976 | |
| b) imprese collegate | 11.904.334.055 | | 11.904.336.032 | |
| c) altre imprese | 295.390.482 | 103.777.445.456 | 380.953.913 | 49.174.190.921 |
| 2) Crediti: | | | | |
| a) verso imprese controllate | | | | |
| - entro 12 mesi | 20.694.579.542 | | 1.800.000.000 | |
| - oltre 12 mesi | 120.461.358.233 | 141.155.937.775 | 3.461.358.233 | 5.261.358.233 |
| c) verso imprese controllanti | | 0 | | 8.000.000.000 |
| d) verso altri: | | | | |
| - entro 12 mesi | 101.710.447 | | 188.721.369 | |
| - oltre 12 mesi | 1.421.205.558 | 1.522.916.005 | 19.995.509.819 | 20.184.231.188 |
| Totale crediti | | 142.678.853.780 | | 33.445.589.421 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | | 246.456.299.236 | | 82.619.780.342 |
| **TOTALE IMMOBILIZZAZIONI** | | **619.737.038.533** | | **491.792.209.110** |
| C) ATTIVO CIRCOLANTE | | | | |
| I - RIMANENZE | | | | |
| 1) Materie prime, sussidiarie e di consumo | | 67.452.049.120 | | 50.202.235.656 |
| 2) Prodotti in corso di lavorazione e semilavorati | | 13.820.115.009 | | 10.300.922.522 |
| 4) Prodotti finiti e merci | | 95.465.085.290 | | 67.160.934.160 |
| TOTALE RIMANENZE | | 176.737.249.419 | | 127.664.092.338 |
| II - CREDITI | | | | |
| 1) Verso clienti | | 270.090.293.346 | | 279.130.953.474 |
| 2) Verso imprese controllate | | 208.965.238.990 | | 163.680.645.093 |
| 3) Verso imprese collegate | | 2.528.647.402 | | 1.924.552.555 |
| 4) Verso controllanti | | 400.962.329 | | 31.150.000 |
| 5) Verso altri: | | | | |
| - entro 12 mesi | 41.263.523.188 | | 81.580.223.344 | |
| - oltre 12 mesi | 2.965.440.325 | 44.228.963.513 | 0 | 81.580.223.344 |
| TOTALE CREDITI | | 526.214.105.580 | | 526.347.524.466 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | | | |
| 4) Altre partecipazioni | | 1.753.600.000 | | 1.753.600.000 |
| ~~6) Altri titoli~~ | | 250.390.073 | | 2.597.420.000 |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | 2.003.990.073 | | 4.351.020.000 |
| IV - DISPONIBILITA' LIQUIDE | | | | |
| 1) Depositi bancari e postali | | 42.436.642.803 | | 94.053.915.653 |
| 2) Assegni | | 957.915.000 | | 50 |
| 3) Denaro e valori in cassa | | 303.860.178 | | 248.225.703 |
| TOTALE DISPONIBILITA' LIQUIDE | | 43.698.417.981 | | 94.302.141.406 |
| **TOTALE ATTIVO CIRCOLANTE** | | **748.653.763.053** | | **752.664.778.210** |
| D) RATEI E RISCONTI ATTIVI | | | | |
| 1) Ratei attivi | | 3.244.486.938 | | 1.903.049.086 |
| 2) Risconti attivi | | 2.751.994.015 | | 820.973.647 |
| **TOTALE RATEI E RISCONTI ATTIVI** | | **5.996.480.953** | | **2.724.022.733** |
| **TOTALE ATTIVO** | | **1.374.387.282.539** | | **1.272.180.707.053** |

| PASSIVO | 31.12.2000 Parziali | 31.12.2000 Totali | 31.12.1999 Parziali | 31.12.1999 Totali |
|---|---|---|---|---|
| **A) PATRIMONIO NETTO** | | | | |
| I - CAPITALE SOCIALE | | 400.000.000.000 | | 400.000.000.000 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | | 0 | | 0 |
| III - RISERVA DA RIVALUTAZIONE | | 0 | | 0 |
| IV - RISERVA LEGALE | | 4.565.022.373 | | 1.820.448.203 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 | | 0 |
| VI - RISERVE STATUTARIE | | 0 | | 0 |
| VII - ALTRE RISERVE | | 34.240.868.370 | | 26.168.723.100 |
| IX - UTILE DELL'ESERCIZIO | | 34.466.961.394 | | 54.891.483.396 |
| **TOTALE PATRIMONIO NETTO** | | **473.272.852.137** | | **482.880.654.699** |
| **B) FONDI PER RISCHI E ONERI** | | | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | | 2.658.072.816 | | 2.652.411.948 |
| 3) Altri | | 13.224.000.000 | | 17.365.998.228 |
| **TOTALE FONDI PER RISCHI E ONERI** | | **15.882.072.816** | | **20.018.410.176** |
| **C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO** | | **19.083.012.846** | | **18.193.388.[illegible]** |
| **D) DEBITI** | | | | |
| 1) Obbligazioni | | | | |
| - oltre 12 mesi | 0 | 0 | 92.711.000.000 | 92.711.000.000 |
| 3) Debiti verso banche | | | | |
| - entro 12 mesi | 60.433.447.382 | | 10.313.758.500 | |
| - oltre 12 mesi | 177.036.358.911 | 237.469.806.293 | 226.853.464.222 | 237.167.222.722 |
| 4) Debiti verso altri finanziatori | | 0 | | 23.272.012.856 |
| 5) Acconti | | 4.562.366.064 | | 2.148.107.449 |
| 6) Debiti verso fornitori | | 171.781.858.224 | | 153.285.344.172 |
| 8) Debiti verso imprese controllate | | | | |
| - entro 12 mesi | 53.031.515.155 | | 50.353.970.540 | |
| - oltre 12 mesi | 317.085.416.310 | 370.116.931.465 | 0 | 50.353.970.540 |
| 9) Debiti verso imprese collegate | | 1.369.155.365 | | 275.750.119 |
| 10) Debiti verso imprese controllanti | | | | |
| - entro 12 mesi | 21.095.423 | | 150.506.223.981 | |
| - oltre 12 mesi | 0 | 21.095.423 | 450.000.000 | 150.956.223.981 |
| 11) Debiti tributari | | | | |
| - entro 12 mesi | 25.231.421.914 | | 19.282.342.939 | |
| - oltre 12 mesi | 29.383.175.971 | 54.614.597.885 | 0 | 19.282.342.939 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | | 4.170.821.279 | | 3.999.876.574 |
| 13) Altri debiti | | 16.697.392.350 | | 15.583.144.858 |
| **TOTALE DEBITI** | | **860.804.024.348** | | **749.034.996.210** |
| **E) RATEI E RISCONTI PASSIVI** | | | | |
| 1) Ratei passivi | | 5.345.320.392 | | 2.053.257.[illegible] |
| **RATEI E RISCONTI PASSIVI** | | **5.345.320.392** | | **2.053.257.16[illegible]** |
| **TOTALE PASSIVO** | | **901.114.430.402** | | **789.300.052.354** |
| **TOTALE PATRIMONIO NETTO E PASSIVO** | | **1.374.387.282.539** | | **1.272.180.707.053** |

| | | | | |
|---|---|---|---|---|
| CONTI D'ORDINE | | **487.382.582.176** | | **283.475.922.618** |

| CONTO ECONOMICO | 31.12.2000 Parziali | 31.12.2000 Totali | 31.12.1999 Parziali | 31.12.1999 Totali |
|---|---|---|---|---|
| A) VALORE DELLA PRODUZIONE | | | | |
| 1) Ricavi delle vendite e delle prestazioni | | 924.229.044.578 | | 822.493.463.600 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | | 31.823.343.617 | | (19.208.785.112) |
| 4) Incrementi di immobilizzazioni per lavori interni | | 3.870.372.271 | | 2.345.850.610 |
| 5) Altri ricavi e proventi | | 27.150.819.208 | | 21.711.962.359 |
| TOTALE VALORE DELLA PRODUZIONE | | 987.073.579.674 | | 827.342.491.457 |
| B) COSTI DELLA PRODUZIONE | | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | | 529.147.487.864 | | 400.561.087.087 |
| 7) Per servizi | | 196.081.289.920 | | 157.632.450.302 |
| 8) Per godimento di beni di terzi | | 4.330.072.558 | | 3.036.473.570 |
| 9) Per il personale: | | | | |
| a) salari e stipendi | 69.804.303.772 | | 66.413.948.971 | |
| b) oneri sociali | 23.918.680.743 | | 22.632.638.867 | |
| c) trattamento di fine rapporto | 5.096.403.606 | | 4.397.340.929 | |
| e) altri costi | 545.434.175 | 99.364.822.296 | 386.594.323 | 93.830.523.090 |
| 10) Ammortamenti e svalutazioni: | | | | |
| a) ammortamento delle immobilizzazioni immateriali | 21.460.994.607 | | 14.114.078.903 | |
| b) ammortamento delle immobilizzazioni materiali | 41.392.113.365 | | 31.805.356.673 | |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | 5.824.605.852 | 68.677.713.824 | 6.322.814.061 | 52.242.249.637 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | | (17.249.813.464) | | (2.919.378.471) |
| 12) Accantonamenti per rischi | | 6.497.881.099 | | 5.581.601.866 |
| 14) Oneri diversi di gestione | | 7.136.004.310 | | 6.324.751.004 |
| TOTALE COSTI DELLA PRODUZIONE | | 893.985.458.407 | | 716.289.758.085 |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | | 93.088.121.267 | | 111.052.733.372 |
| C) PROVENTI E ONERI FINANZIARI | | | | |
| 15) Proventi da partecipazioni: | | | | |
| a) da imprese controllate | 0 | | 7.686.512.364 | |
| d) altri | 21.333.286.404 | 21.333.286.404 | 78.158.350 | 7.764.670.714 |
| 16) Altri proventi finanziari: | | | | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | 3.096.989.161 | | 2.807.814.539 | |
| d) proventi diversi dai precedenti: | | | | |
| - da imprese controllate | 198.447.415 | | 279.080.672 | |
| - da imprese controllanti | 400.962.329 | | 2.271.136.644 | |
| - altri | 28.501.298.033 | 32.197.696.938 | 15.255.662.396 | 20.613.694.251 |
| 17) Interessi e altri oneri finanziari: | | | | |
| a) da imprese controllate | (3.109.593.920) | | (144.911.665) | |
| b) da imprese controllanti | (6.640.902.601) | | (13.041.857.399) | |
| c) altri | (47.852.110.274) | (57.602.606.795) | (36.164.390.261) | (49.351.159.325) |
| TOTALE PROVENTI ED ONERI FINANZIARI | | (4.071.623.453) | | (20.972.794.360) |
| D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | | | |
| 18) Rivalutazioni: | | | | |
| a) di partecipazioni | | 1.359.974.108 | | |
| 19) Svalutazioni: | | | | |
| a) di partecipazioni | | (565.169.029) | | (20.888.931.439) |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | 794.805.079 | | (20.888.931.439) |
| E) PROVENTI ED ONERI STRAORDINARI | | | | |
| 20) Proventi: | | | | |
| b) varie | 2.452.963.612 | 2.452.963.612 | 0 | 0 |
| 21) Oneri: | | | | |
| b) altri oneri straordinari | (22.058.116.111) | (22.058.116.111) | (2.467.207.177) | (2.467.207.177) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | | (19.605.152.499) | | (2.467.207.177) |
| RISULTATO PRIMA DELLE IMPOSTE | | 70.206.150.394 | | 66.723.800.396 |
| 22) Imposte sul reddito dell'esercizio | | (35.739.189.000) | | (11.832.317.000) |
| 23) UTILE DELL'ESERCIZIO | | 34.466.961.394 | | 54.891.483.396 |

De' Longhi S.p.A.
Sede Sociale: Via L. Seitz, 47 - Treviso (TV)
Capitale Sociale: Lit. 400.000.000.000 i.v.
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 224758
Iscritta al R.E.A. di al n. 1476142

# NOTA INTEGRATIVA

## PREMESSA

Il bilancio dell'esercizio chiuso al 31 dicembre 2000 è stato redatto in conformità alla normativa del Codice Civile integrata dai principi contabili enunciati dai Consigli nazionali dei Dottori Commercialisti e dei Ragionieri e, ove mancanti, da quelli enunciati dall'International Accounting Standard Commitee (IASC) ed è costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa.

La presente Nota Integrativa, così come l'intero Bilancio di cui è parte integrante, rappresenta in modo veritiero e corretto la situazione patrimoniale della società, il risultato economico dell'esercizio e corrisponde alle scritture contabili. Non si è ritenuto pertanto necessario fornire, in ossequio all'art. 2423, altre informazioni complementari. Si precisa altresì che nell'allegato bilancio non si è proceduto a deroghe ai sensi del 4 comma dell'art. 2423.

Nel bilancio al 31 dicembre 2000 sono stati indicati gli importi delle corrispondenti voci del bilancio al 31 dicembre 1999. Per rendere omogenei i criteri di classificazione del bilancio 1999 con quelli del bilancio 2000 sono state effettuate alcune riclassifiche, che hanno riguardato principalmente alcune voci del conto economico.

Per facilità di lettura e per maggior chiarezza espositiva, le cifre qui indicate sono espresse in Lire milioni e alcuni commenti in Lire miliardi.

## ATTIVITA' DELLA SOCIETA'

La società De' Longhi S.p.A. svolge attività di produzione e commercializzazione di elettrodomestici, articoli per il riscaldamento ed il condizionamento. L'attività è svolta in più siti produttivi, situati in provincia di Treviso e di Udine. La società è presente sia sul Mercato Nazionale, attraverso una rete di 98 agenti e depositi, sia sui Mercati Esteri, tramite l'opera di società controllate e di importatori indipendenti, che distribuiscono il prodotto nei mercati di loro competenza.

## CRITERI APPLICATI NELLA VALUTAZIONE DELLE VOCI E NELLE RETTIFICHE DI VALORE

I criteri di valutazione più significativi applicati nella redazione del bilancio d'esercizio al 31 dicembre 2000, in ottemperanza a quanto previsto dall'articolo 2426 del Codice Civile, sono i seguenti:

**a- Immobilizzazioni immateriali**

Le immobilizzazioni immateriali sono iscritte al costo di acquisto inclusivo degli oneri accessori e sono ammortizzate sistematicamente in relazione della loro residua possibilità di utilizzo.

Qualora emerga, indipendentemente dall'ammortamento già contabilizzato, una perdita durevole di valore, l'immobilizzazione viene corrispondentemente svalutata; se in esercizi successivi vengono meno i presupposti della svalutazione, viene ripristinato il valore originario.

La voce costi di impianto e di ampliamento, che include le spese di costituzione e per aumenti di capitale, è ammortizzata in un periodo di cinque anni.

Le spese di ricerca e sviluppo sono capitalizzate se relative alla realizzazione di specifici prodotti chiaramente definiti per i quali è ragionevolmente dimostrata la fattibilita' tecnica degli stessi e l'esistenza di un futuro mercato. Il valore di iscrizione viene sistematicamente ammortizzato in un periodo di cinque anni.

Le concessioni, marchi e diritti simili sono ammortizzati in relazione alla loro residua possibilità di utilizzo stimata in un periodo di venti anni per i marchi e di quattro anni per i diritti di utilizzo delle opere di ingegno. Per quanto riguarda i marchi sono calcolati in aggiunta ammortamenti esclusivamente per finalità fiscali e nei limiti di quanto previsto dalla normativa tributaria.

L'avviamento è ammortizzato sistematicamente in un periodo di 10 anni che si ritiene possa essere ragionevolmente considerato rappresentativo dell'utilità futura.

L'iscrizione dei valori è avvenuta, ove prevista, con il consenso del collegio sindacale.

Si rammenta che, ai sensi dell'art. 2426 del C.C., fintanto che l'ammortamento dei costi di impianto e ampliamento, di ricerca, di sviluppo e pubblicità aventi durata pluriennale non risulti completato possono essere distribuiti dividendi solo se residuano riserve disponibili sufficienti a coprire l'ammontare residuo dei costi capitalizzati.

**b- Immobilizzazioni materiali**

Le Immobilizzazioni materiali sono iscritte al costo di acquisto o di produzione, comprensivo degli oneri accessori di diretta imputazione, nonché di una quota parte dei costi indiretti ragionevolmente imputabili al cespite, aumentato per alcune categorie di beni delle rivalutazioni monetarie effettuate ai sensi delle Leggi n. 576/75, n.72/83 e n. 413/91, e rettificato dai rispettivi ammortamenti accumulati.

Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni.

Gli ammortamenti sono calcolati in modo sistematico e per quote costanti applicando, sulla base della vita utile dei cespiti, a partire dall'esercizio di entrata

in funzione del bene, le seguenti aliquote di ammortamento, ridotti della metà per il primo esercizio:

| | |
|---|---|
| Fabbricati | 3,0% |
| Costruzioni leggere | 10,0% |
| Impianti generici/specifici | 10,0% |
| Grandi Impianti specifici | 15,5% |
| Forni di trattamento | 15,0% |
| Attrezzatura varia | 25,0% |
| Impianti di depurazione | 15,0% |
| Mobili e macchine ufficio | 12,0% |
| Macchine elettromeccaniche | 20,0% |
| Autoveicoli da trasporto | 20,0% |
| Autovetture | 25,0% |

Negli esercizi in cui l'azienda si avvale del beneficio fiscale degli ammortamenti anticipati, questi sono iscritti indistintamente assieme agli ammortamenti ordinari, con contropartita la riduzione diretta delle relative voci delle Immobilizzazioni materiali. Gli effetti della contabilizzazione degli ammortamenti anticipati, sotto il profilo economico e patrimoniale, vengono evidenziati in sede di commento della voce "immobilizzazioni materiali".
I costi di manutenzione ordinaria sono addebitati integralmente a conto economico; quelli aventi natura incrementativa della vita utile dei beni cui si riferiscono sono attribuiti ai cespiti stessi e ammortizzati in relazione alle residue possibilità di utilizzo.

**c- Immobilizzazioni finanziarie**
Le partecipazioni sono valutate con il criterio del costo di acquisto, rettificato nei casi in cui le partecipate abbiano subito perdite di valore ritenute durevoli; il valore originario è ripristinato negli esercizi successivi ove vengano meno i motivi della svalutazione effettuata.

**d- Rimanenze di magazzino**
Le rimanenze sono valutate al minore tra il costo di acquisto o produzione ed il valore di realizzo desunto dall'andamento di mercato, applicando il criterio del costo medio ponderato. Il costo di produzione è stato utilizzato per i prodotti finiti e semilavorati; nella valutazione dei prodotti in corso di lavorazione si è tenuto conto del costo di produzione in funzione delle effettive fasi di lavorazione raggiunte a fine esercizio. Le rimanenze obsolete o a lento rigiro sono svalutate in relazione alla loro presunta possibilità di utilizzo futuro mediante l'iscrizione di un apposito fondo rettificativo del valore delle rimanenze.

**e- Crediti e debiti**
I crediti sono iscritti in bilancio al valore di presunto realizzo mediante lo stanziamento di congrui fondi di svalutazione, determinati adottando criteri di prudenza.
I debiti sono valutati al valore nominale.

**f- Attività finanziarie che non costituiscono immobilizzazioni**
Il valore di iscrizione dei titoli è determinato sulla base del costo di acquisto ovvero al valore di realizzazione desumibile dall'andamento del mercato, se minore; tale minor valore non è mantenuto nei successivi bilanci se ne sono venuti meno i motivi.

**g- Ratei e risconti**
I ratei e risconti attivi e passivi sono valorizzati sulla base del principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi, sugli esercizi medesimi.

**h- Disponibilità liquide**
Sono valutate al valore nominale.

**i- Fondi per rischi e oneri**
Sono stanziati in bilancio fondi specifici al fine di coprire oneri di natura determinata, di esistenza certa o probabile, dei quali alla chiusura dell'esercizio non sono determinabili l'ammontare o la data di sopravvenienza; gli stanziamenti riflettono la migliore stima possibile sulla base delle informazioni disponibili.

**l- Trattamento di fine rapporto di lavoro subordinato**
Il trattamento fine rapporto è accantonato in conformità alle leggi e ai contratti di lavoro in vigore e riflette la passività maturata nei confronti di tutti i dipendenti alla data di bilancio.

**m- Costi e ricavi**
Sono iscritti in bilancio secondo il principio della prudenza e della competenza economica.
I ricavi sono indicati al netto dei resi, degli sconti, degli abbuoni e dei premi, nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. I ricavi per la vendita dei prodotti sono riconosciuti al momento del passaggio di proprietà che generalmente coincide con la spedizione dei beni.
I costi sono imputati al bilancio secondo criteri analoghi a quelli di riconoscimento dei ricavi.

**n- Differenze cambio originate da operazioni in valuta estera e criteri di conversione delle poste in valuta.**
Le operazioni effettuate in valuta estera vengono contabilizzate ai cambi contabili del momento in cui vengono poste in essere e le differenze cambio originatesi nel periodo vengono imputate al conto economico tra gli oneri e proventi finanziari.
I debiti e crediti in essere alla chiusura dell'esercizio e i contratti derivati di copertura sono adeguati ai cambi in vigore alla data di bilancio solo se dall'adeguamento complessivo scaturisce una perdita, mediante l'accantonamento al fondo rischi cambi così come consentito dalle norme di legge.

**o- Strumenti finanziari**
Gli strumenti finanziari utilizzati per operazioni di copertura del rischio di cambio sono valutati in modo coerente con le attività e passività coperte. In particolare relativamente alle operazioni di copertura delle attività e passività non denominate il Lire, gli oneri e proventi, nonché gli eventuali effetti, corrispondenti alla

differenza tra il valore contrattuale originario ed il valore a termine sono rilevati per competenza.

**p- Imposte sul reddito**
Sono determinate in relazione al reddito imponibile ed in conformità alle disposizioni vigenti nei singoli paesi. E' inoltre contabilizzato il saldo netto tra le imposte anticipate e differite sulla base di quanto previsto dal documento n. 25 emesso dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri in materia di trattamento contabile delle imposte sui redditi; sono state quindi stanziate le imposte anticipate (differite) secondo il metodo della passività fiscale per recepire gli effetti fiscali su tutte le differenze temporanee emergenti fra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali, applicando l'aliquota fiscale attualmente vigente.

**q- Conti d'ordine**
Gli impegni e le garanzie sono indicati nei conti d'ordine al loro valore contrattuale.

ILLUSTRAZIONE DELLE PRINCIPALI VOCI DELLO STATO PATRIMONIALE E DEL CONTO ECONOMICO.

**A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI**

Durante il 2000 è stato interamente incassato il credito verso i soci di Lire 25 miliardi per l'aumento di capitale sociale sottoscritto a dicembre 1999.

**B) IMMOBILIZZAZIONI**

Le voci delle immobilizzazioni immateriali "marchi" e delle immobilizzazioni materiali "grandi impianti" e "impianti generici/specifici" includono alcune rivalutazioni effettuate dalla Società in precedenti esercizi conseguenti l'allocazione del disavanzo di fusione non riconosciuto ai fini fiscali.
Si evidenzia che al 31 dicembre 2000 la Società, in applicazione dell'Art. 14 della L. 342/2000, ha inteso effettuare il riallineamento dei valori riconosciuti fiscalmente dei beni sotto elencati e posseduti al 31 dicembre 1999 rispetto ai maggiori valori civilistici esposti in bilancio.
Tale riallineamento ha comportato il pagamento di un imposta sostitutiva del 19% sull'ammontare della differenza tra i due valori. Nel prospetto che segue si riporta il dettaglio delle voci interessate dal riallineamento e la conseguente imposta sostitutiva che sono così dettagliati:

| | Differenza tra valori Civili e fiscali | Imposta sostitutiva |
|---|---|---|
| - marchi | 190,7 | 36,2 |
| - grandi impianti | 15,9 | 3,0 |
| - impianti generici/specifici | 25,4 | 4,8 |
| | 232,0 | 44,0 |

Detta imposta sostitutiva, sulla base di un'interpretazione sistematica e coordinata delle norme di legge e delle relative disposizioni di attuazione, è stata contabilizzata direttamente in diminuzione della voce di patrimonio netto "riserve straordinarie".
Inoltre, come previsto dalla normativa per l'importo del riallineamento, è stato posto un vincolo fiscale alle voci di patrimonio netto della società "riserve straordinarie" per Lire 34 miliardi, alla voce di bilancio "riserva legale" per Lire 4,5 miliardi ed alla voce "capitale sociale" per Lire 193,5 miliardi per un importo complessivo di lire 232 miliardi pari al riallineamento.
Un dettaglio delle rivalutazioni effettuate è riportato nell'allegato n° 4 della presente nota.

## I- Immobilizzazioni immateriali

Il dettaglio è il seguente:

| (in milioni di lire) | 31.12.1999 Lordo | 31.12.1999 Netto | 31.12.2000 Lordo | 31.12.2000 Netto | Differenza 2000/1999 |
|---|---|---|---|---|---|
| Costi d'impianto e di ampliamento | 768 | 158 | 768 | 79 | (79) |
| Costi di ricerca, sviluppo e pubblicità | 0 | 0 | 268 | 214 | 214 |
| Diritti di brevetto | 21.200 | 2.299 | 23.426 | 2.592 | 293 |
| Licenze, marchi e diritti simili | 233.074 | 190.749 | 233.074 | 171.637 | (19.112) |
| Avviamento | 624 | 437 | 624 | 375 | (62) |
| Altre voci | 1.390 | 393 | 2.245 | 1.062 | 669 |
| **Totale** | **257.056** | **194.036** | **260.405** | **175.959** | **(18.077)** |

La diminuzione di Lire 18 miliardi è la risultante degli ammortamenti calcolati nell'esercizio per Lire 21,4 miliardi e di incrementi per Lire 3,8 miliardi.
La voce "Costi di impianto" comprende le spese di costituzione e per aumento di capitale.
La voce "costi di ricerca e sviluppo" si riferisce alla capitalizzazione dei costi di sviluppo del progetto "nuovo Microonde Vocale".
La voce "diritti di brevetto e diritti di utilizzo delle opere di ingegno" include soprattutto diritti di utilizzo di software.
La voce "concessione, licenze, marchi e diritti simili" include soprattutto i marchi iscritti in seguito all'allocazione del disavanzo della fusione avvenuta nel 1995 che sono relativi al marchio aziendale e ad altri marchi registrati del gruppo (quali "Pinguino", "Sfornatutto", "Friggimeglio", "Stiromeglio", ecc.).
I marchi sono stati ammortizzati sulla base di un periodo di ammortamento di 10 anni, inferiore rispetto a quanto previsto dai criteri precedentemente menzionati esclusivamente per finalità fiscali. I maggiori ammortamenti sono stati calcolati esclusivamente in applicazione di norme tributarie, così come consentito dall'art. 2426 2° comma del Codice Civile e ammontano a Lire 7,5 miliardi.
Qualora non si fossero effettuati i suddetti maggiori ammortamenti il risultato d'esercizio ed il patrimonio netto sarebbero stati superiori di Lire 4,4 miliardi al netto dell'effetto fiscale.

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2000 nelle principali voci delle immobilizzazioni immateriali:

| (in milioni di lire) | Impianto e ampliam.to | Costi di ricerca, sviluppo | Diritti di brevetto | Licenze, marchi e diritti simili | Avviamento | Altre | Totale |
|---|---|---|---|---|---|---|---|
| Saldo iniziale netto | 158 | | 2.299 | 190.749 | 437 | 393 | 194.036 |
| Incrementi | | 268 | 2.226 | | | 1.340 | 3.834 |
| Decrementi | | | | | | (450) | (450) |
| Ammort.ti | (79) | (54) | (1.933) | (19.112) | (62) | (221) | (21.461) |
| **Saldo finale netto** | **79** | **214** | **2.592** | **171.637** | **375** | **1.062** | **175.959** |

**II- Immobilizzazioni materiali**

Le immobilizzazioni materiali sono così dettagliate:

| (in milioni di lire) | 31.12.1999 Lordo | 31.12.1999 Netto | 31.12.2000 Lordo | 31.12.2000 Netto | Differenza 2000/1999 |
|---|---|---|---|---|---|
| Terreni e fabbricati | 164.835 | 124.109 | 164.369 | 119.017 | (5.092) |
| Impianti e macchinari | 205.014 | 65.599 | 211.204 | 56.231 | (9.368) |
| Attrezzature industriali | 97.327 | 20.533 | 112.310 | 17.415 | (3.118) |
| Altre | 26.285 | 4.420 | 24.447 | 3.738 | (682) |
| Immobilizzazioni e acconti | 476 | 476 | 919 | 920 | 444 |
| **Totale** | **493.937** | **215.137** | **513.249** | **197.321** | **(17.816)** |

Le immobilizzazioni materiali diminuiscono di circa Lire 18 miliardi come risultante principalmente degli ammortamenti calcolati nell'esercizio per Lire 41,4 miliardi e acquisti per Lire 24,9 miliardi che riguardano principalmente la voce attrezzature industriali, alimentata prevalentemente da stampi e attrezzature destinati alla produzione di nuovi prodotti.

Nel corrente e in precedenti esercizi sono stati stanziati ammortamenti anticipati al fine di usufruire dei benefici fiscali, nei limiti previsti dalla vigente normativa tributaria. Qualora fossero stati calcolati gli ammortamenti unicamente sulla base delle aliquote ordinarie la voce "Immobilizzazioni materiali" sarebbe risultata superiore di Lire 13,9 miliardi e la voce "Ammortamenti" sarebbe risultata inferiore di Lire 7,7 miliardi. Di conseguenza il patrimonio netto ed il risultato d'esercizio sarebbero risultati rispettivamente superiori di Lire 8,2 miliardi e di Lire 4,5 miliardi al netto del relativo effetto fiscale.

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2000 nelle principali voci delle immobilizzazioni materiali.

| (in milioni di lire) | Terreni e fabbricati | Impianti e macchinari | Attrezzature industriali e commerciali | Altri beni | Immobilizz. in corso e acconti | Totale |
|---|---|---|---|---|---|---|
| Saldo iniziale netto | 124.109 | 65.599 | 20.533 | 4.420 | 476 | 215.137 |
| Incrementi | 354 | 6.174 | 15.380 | 2.123 | 845 | 24.876 |
| Decrementi | (820) | (87) | (546) | (4.010) | (100) | (5.563) |
| Ammortamenti | (4.958) | (15.645) | (18.121) | (2.669) | | (41.393) |
| Altri movim.ti | 332 | 190 | 169 | 3.874 | (301) | 4.264 |
| **Saldo finale netto** | **119.017** | **56.231** | **17.415** | **3.738** | **920** | **197.321** |

III- Immobilizzazioni finanziarie

**1- Partecipazioni**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Partecipazioni in società controllate | 91.578 | 36.889 |
| Partecipazioni in società collegate | 11.904 | 11.904 |
| Altre imprese | 295 | 381 |
| **Totale** | **103.777** | **49.174** |

L'incremento della voce "partecipazioni in imprese controllate" di Lire 54,7 miliardi è la risultante di:

- aumento del capitale sociale della società De' Longhi Pinguino SA per Lire 44,1 miliardi che, in considerazione della propria natura di società Holding di partecipazioni, è divenuta lo strumento del Gruppo per le operazioni di acquisizione in Italia ed all'estero. La controllata ha perfezionato a dicembre 2000 l'acquisizione di partecipazioni in società industriali, attive nelle linee di business "cucine", "radiatori" e "climatizzazione industriale" detenute direttamente dal socio di controllo;
- costituzione della società E-Services S.r.l.;
- alienazione di partecipazioni ritenute non più strategiche (De' Longhi Radiators S.r.l. e Nauta S.r.l.);
- acquisizione della partecipazione in De' Longhi Canada, prima controllata indirettamente tramite la società De' Longhi Canada Distributors Inc., che è stata poi ricapitalizzata mediante un versamento di capitale a copertura perdite esercizi precedenti (di Lire 6,9 miliardi).
- ricapitalizzazione delle società controllate De'Longhi France e De'Longhi Nederland per gli importi rispettivamente di Lire 8,8 miliardi e Lire 1,3 miliardi.

L'elenco delle partecipazioni in società controllate e collegate è riepilogato nell'allegato n. 3.

**2- Crediti**
L'importo di Lire 142,7 miliardi (Lire 33,4 miliardi al 31 dicembre 1999) si riferisce a finanziamenti onerosi concessi alla società controllata De' Longhi Pinguino SA, al credito per anticipo ritenute TFR e ai depositi cauzionali.

**C) ATTIVO CIRCOLANTE**

**I- Rimanenze**
La comparazione dei valori delle rimanenze di magazzino è la seguente:

| | 2000 | 1999 |
|---|---|---|
| Materie prime | 67.452 | 50.202 |
| Prodotti in corso di lavorazione | 13.820 | 10.301 |
| Prodotti finiti | 95.465 | 67.161 |
| **Totale** | **176.737** | **127.664** |

L'importo delle rimanenze è rettificato da un fondo svalutazione magazzino di Lire 5,5 miliardi (Lire 8 miliardi nel 1999) per i prodotti e le materie prime che

presentano bassa rotazione o obsolescenza e considerati non più strategici per l'azienda.
Si rileva inoltre che la valutazione delle rimanenze di magazzino sulla base del costo corrente non evidenzierebbe differenze significative.

**II- Crediti**
Il saldo è così composto:

| | 2000 | 1999 |
|---|---|---|
| Verso clienti | 270.090 | 279.131 |
| Verso imprese controllate | 208.965 | 163.681 |
| Verso imprese collegate | 2.529 | 1.924 |
| Verso imprese controllanti | 401 | 31 |
| Verso altri | 44.229 | 81.580 |
| **Totale** | **526.214** | **526.347** |

**1- Crediti verso clienti**
I crediti verso clienti sono esposti al netto di un fondo svalutazione crediti pari a Lire 5,1 miliardi che rappresenta la stima ragionevole del rischio prevedibile alla data di redazione del bilancio ed è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia.

*I movimenti del fondo svalutazione crediti sono riepilogati nella tabella che segue:*

| | 1999 | Utilizzo | Acc.to | 2000 |
|---|---|---|---|---|
| | | | | |
| F.do svalutazione crediti | 18.106 | (17.937) | 4.925 | 5.094 |

La diminuzione dei crediti verso clientela, pur in presenza di un incremento di fatturato, è dovuta prevalentemente ad un miglioramento dei termini di incasso.

**2- Crediti verso imprese controllate**
Il dettaglio della voce crediti verso imprese controllate è così specificato:

| | 2000 | 1999 |
|---|---|---|
| Crediti v/controllate: | | |
| De' Longhi America Inc. | 70.473 | 41.056 |
| De' Longhi Ltd | 40.685 | 33.549 |
| De' Longhi Japan | 22.068 | 23.338 |
| De' Longhi Deutschland Gmbh | 13.079 | 10.982 |
| Effeplast Srl (ora Simac-Vetrella Spa) | 10.945 | 6.281 |
| La Supercalor S.p.A. | 10.240 | 7.989 |
| De' Longhi Canada Inc. | 9.719 | 9.798 |
| De' Longhi France S.a.r.l. | 6.661 | 17.667 |
| De' Longhi Nederland Bv | 6.375 | 4.750 |
| Climaveneta S.p.A. (*) | 5.241 | - |
| Elba S.p.A. (*) | 4.810 | - |
| Ariagel S.p.A. | 2.959 | 2.165 |
| Radel S.p.A. (*) | 1.610 | - |
| DL Radiators S.p.A. (*) | 1.083 | - |
| E-Services S.r.l. | 982 | 0 |
| Simac Vetrella S.p.A. | 1.558 | 1.349 |
| Altre minori | 477 | 4.757 |
| **Totale** | **208.965** | **163.681** |

(*) Trattasi di società acquisite dalla controllata De'Longhi Pinguino S.a. in data 28 dicembre 2000.

**3- Crediti verso imprese collegate**
La voce è composta da crediti commerciali verso la società Omas S.r.l.

**4- Crediti verso imprese controllanti**
Il dettaglio della voce crediti verso imprese controllanti è il seguente:

| | 2000 | 1999 |
|---|---|---|
| De' Longhi Soparfi SA | 358 | 31 |
| De' Longhi Holding | 43 | 0 |
| **Totale** | **401** | **31** |

**5- Crediti verso altri**
Il dettaglio della voce crediti verso altri include:

| | 2000 | 1999 |
|---|---|---|
| Anticipi al personale | 192 | 215 |
| Crediti verso Erario | 17.250 | 32.082 |
| Anticipi a fornitori | 2.449 | 3.413 |
| Crediti per imposte differite | 13.799 | 24.947 |
| Altri crediti | 10.539 | 20.923 |
| **Totale crediti verso altri** | **44.229** | **81.580** |

Nella voce crediti verso Erario sono inclusi crediti per imposte dirette per Lire 3 miliardi e per IVA per Lire 14,3 miliardi.

La voce "Crediti per imposte differite" è riferita all'iscrizione delle imposte anticipate che sono state calcolate sulle differenze temporanee emergenti tra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali.
Il saldo patrimoniale per imposte anticipate al 31 dicembre 2000 è a credito per Lire 13,8 miliardi.
Il dettaglio è il seguente:

| **Imposte anticipate relative a:** | **Importi** |
|---|---|
| - accantonamento a fondi rischi e altri fondi | 11.106 |
| - svalutazioni di partecipazioni non deducibili | 1.322 |
| - altre differenze temporanee | 1.398 |
| **Imposte differite per:** | |
| - altro | (27) |
| **Totale credito per imposte anticipate (differite)** | **13.799** |

La voce "altri crediti" include il credito verso la società "Cogef S.p.A. in liquidazione" per un valore netto di Lire 6,7 miliardi; detto credito è stato ceduto, in data 30 marzo 2001, a terzi pro soluto al valore iscritto in bilancio di Lire 6,7 miliardi.

**III- Attività finanziarie che non costituiscono immobilizzazioni**
La voce, che è pari a Lire 2 miliardi, è composta da titoli di debito pubblico e partecipazioni azionarie acquistati per impiego di eccedenze di tesoreria.

**IV- Disponibilità liquide**
La voce, che è pari a Lire 43,7 miliardi, è costituita principalmente da eccedenze nei c/c di corrispondenza intrattenuti con gli Istituti di Credito e include significativi incassi da clienti ricevuti a fine anno.

**D) RATEI E RISCONTI**
In dettaglio, sono così analizzati:

| | **2000** | **1999** |
|---|---|---|
| Ratei attivi: | | |
| Interessi attivi su operazioni di copertura e altri | 3.244 | 1.903 |
| **Totale** | **3.244** | **1.903** |
| Risconti attivi | | |
| Oneri finanziari | 1.783 | 0 |
| Altre spese generali | 969 | 821 |
| **Totale** | **2.752** | **821** |
| **Totale ratei e risconti** | **5.996** | **2.724** |

L'incremento di Lire 3,3 miliardi è dovuto prevalentemente alla quota di competenza dei proventi/oneri da operazioni di copertura.

## COMMENTI ALLE PRINCIPALI VOCI DEL PASSIVO

**A) PATRIMONIO NETTO**

La movimentazione delle voci componenti il patrimonio netto viene fornita in allegato; di seguito vengono commentate le principali voci e le variazioni.
Ai fini dell'attribuzione del credito d'imposta, di cui all'art. 105 del Dpr 917/86, l'ammontare complessivo delle imposte di cui al canestro "A" (articolo 105, comma 1, lettera a) è pari a Lire 33,7 miliardi mentre quello di cui al canestro "B" (articolo 105, comma 1, lettera b) è pari a Lire 80,5 miliardi.

**I- Capitale sociale**

Il Capitale Sociale è diviso in n°400.000.000 di azioni ordinarie del valore nominale di Lire 1.000 cadauna, per complessivi Lire 400 miliardi di Capitale. Le azioni sono nominative ed indivisibili. Ad ogni azione spetta il diritto di un voto nella assemblea dei soci.

**IV- Riserva legale**

Al 31 dicembre 1999 tale voce risultava pari a Lire 1,8 miliardi. L'incremento pari a Lire 2,7 miliardi è dovuto alla destinazione dell'utile d'esercizio come da delibera dell'Assemblea degli azionisti del 29 giugno 2000.

**VII- Altre riserve**

**Riserva straordinaria**

La riserva straordinaria ammonta a Lire 34,2 miliardi; l'incremento di Lire 8,1 miliardi rispetto al 31 dicembre 1999 è la risultante di:

- destinazione dell'utile dell'esercizio 2000 per Lire 52,1 miliardi;
- utilizzo per contabilizzazione dell'imposta sostitutiva per Lire 44 miliardi nell'ambito dell'operazione di riallineamento dei valori fiscali prima descritta.

**B) FONDI PER RISCHI E ONERI**

**1- Fondi di trattamento quiescenza agenti e obblighi simili**

La voce include il fondo indennità suppletiva di clientela che accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento delle indennità di fine rapporto che, al ricorrere delle condizioni di cui all'art. 1751 c.c., debbono essere corrisposte agli agenti.
Il dettaglio del fondo indennità suppletiva di clientela è il seguente

| | Saldo 1999 | Acc.to | Utilizzo | Saldo 2000 |
|---|---|---|---|---|
| Fondo indennità suplettiva di clientela | 2.652 | 516 | (510) | 2.658 |

**3- Altri fondi**
Il dettaglio è il seguente:

| | Saldo 1999 | Acc.to | Utilizzo | Saldo 2000 |
|---|---|---|---|---|
| Fondo concorsi a premi | 114 | 0 | (114) | 0 |
| Fondo garanzia prodotti | 1.700 | 100 | 0 | 1.800 |
| Fondo Rischi cambio | 0 | 2.924 | 0 | 2.924 |
| Fondo resi su vendite | 950 | 0 | (450) | 500 |
| Fondo rischi futuri | 5.000 | 5.545 | (2.545) | 8.000 |
| Fondo Svalut. Partecip. | 9.602 | 0 | (9.602) | 0 |
| **Totale** | **17.366** | **8.569** | **(12.711)** | **13.224** |

Il fondo garanzia prodotti è stato stanziato sulla base di una stima prudenziale dei costi stimati per interventi in garanzia per le vendite effettuate al 31 dicembre 2000.

Il fondo "rischi futuri" è relativo a rischi di varia natura che potrebbero determinare l'emergere di passività potenziali; in particolare gli accantonamenti prudenziali effettuati dalla Società sono relativi, per l'importo di Lire 5 miliardi, al rischio di passività che potrebbero sorgere in seguito ad alcuni contenziosi esistenti sul mercato americano (limitatamente alla franchigia assicurativa a nostro carico). Esistono inoltre alcuni contenziosi con terzi, per alcuni dei quali gli importi richiesti sono rilevanti; a tale riguardo si precisa che, supportati da autorevoli e diversi pareri, si ritiene che non sussistano i requisiti di un ragionevole rischio che l'evento si verifichi e che possa quindi influenzare materialmente la situazione patrimoniale della Società.

La Società ha ricevuto in esercizi precedenti verbali di constatazione da parte di Autorità fiscali; allo stato attuale delle conoscenze non sussistono i presupposti per dover effettuare alcun accantonamento a fronte di passività fiscali.

**C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO**
La movimentazione intervenuta nell'esercizio, suddivisa per categoria, è così riassunta.

| | Dirigenti | Impiegati | Operai | Totale |
|---|---|---|---|---|
| **Saldo iniziale 01.01.00** | **2.136** | **5.643** | **10.414** | **18.193** |
| Accantonamento | 537 | 1.631 | 2.928 | 5.096 |
| Indennità liquidate | (168) | (1.376) | (2.662) | (4.206) |
| **Saldo Finale 31.12.00** | **2.505** | **5.898** | **10.680** | **19.083** |

**D)- DEBITI**
Si evidenziano di seguito le variazioni intervenute nelle singole voci di bilancio.

**1- Obbligazioni**
Nel corso del 2000 sono stati interamente rimborsati i prestiti obbligazionari per un totale di Lire 92,7 miliardi.

**3- Debiti verso banche**
La voce debiti verso banche è così analizzata:

| | Entro un anno | Da uno a cinque | Oltre cinque | Saldo 31/12/00 | Saldo 31/12/99 |
|---|---|---|---|---|---|
| Conti correnti | 695 | | | 695 | 19 |
| Finanziamenti B/T in lire o valuta | | | | 0 | 2.000 |
| Finanziamenti su portafoglio effetti | 9.454 | | | 9.454 | 4.219 |
| Finanziamenti a lungo, quota a breve | 50.285 | | | 50.285 | 4.075 |
| **Totale debiti verso banche a breve** | **60.434** | **0** | **0** | **60.434** | **10.313** |
| Finanziamenti a lungo | | 145.902 | 31.134 | 177.036 | 226.854 |
| **Totale debiti verso banche** | **60.434** | **145.902** | **31.134** | **237.470** | **237.167** |

Una parte dei debiti verso banche, per l'importo di Lire 200 miliardi è assistita da ipoteche su beni materiali per l'importo di Lire 392 miliardi.
Per una migliore comprensione delle variazioni intervenute nelle posizioni finanziarie della società si rimanda al prospetto riepilogativo riportato nella relazione sulla gestione ed al rendiconto finanziario.

**4- Debiti verso altri finanziatori**
Il debito verso altri finanziatori per Lire 16,1 miliardi esistente al 31.12.99 è stato interamente rimborsato nel corso del 2000.

**5- Acconti**
Sono relativi a acconti per fornitura e garanzia ricevuti da clienti.

**6- Debiti verso fornitori**
Il saldo rappresenta il debito della Società nei confronti di terzi, per forniture di beni e servizi; l'incremento rispetto all'esercizio precedente risulta essere in linea con l'aumento dell'attività.

**8- Debiti verso imprese controllate**
La voce è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Debiti commerciali: | | |
| Effeplast Srl (ora Simac-Vetrella Spa) | 18.165 | 28.043 |
| Elba S.p.A. | 12.678 | - |
| De' Longhi Ltd | 5.729 | 4.851 |
| De' Longhi America Inc. | 5.312 | 1.421 |
| Simac-Vetrella S.p.A. | 4.795 | 10.084 |
| Ariagel S.p.A. | 1.946 | 1.993 |
| De' Longhi Deutschland Gmbh | 911 | 136 |
| Altre diverse | 1.544 | 1.090 |
| **Totali Debiti Commerciali** | **51.080** | **47.618** |
| Debiti finanziari: | | |
| De' Longhi Pinguino SA | 310.183 | 150 |
| Micromax S.r.l. | 6.150 | - |
| Clim.re SA | 2.704 | 2.586 |
| **Totale Debiti Finanziari** | **319.037** | **2.736** |
| **Totali Debiti v/Società controllate** | **370.117** | **50.354** |

Il debito finanziario verso De' Longhi Pinguino SA è relativo prevalentemente al finanziamento oneroso di yen 14.700.000 erogato nel corso del 2000, il cui rischio cambio risulta essere coperto mediante l'utilizzo di strumenti finanziari.

**9- Debiti verso imprese collegate**
La voce, relativa a transazioni commerciali, è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Omas S.r.l. | 1.342 | 274 |
| Effegici S.r.l. | 27 | 2 |
| **Totale** | **1.369** | **276** |

**10- Debiti verso imprese controllanti**
La voce è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| De' Longhi Holding | 21 | 1.013 |
| De' Longhi Soparfi SA | 0 | 149.943 |
| **Totale** | **21** | **150.956** |

**11- Debiti tributari**
Il dettaglio, per natura del debito, è così analizzato:

| | 2000 | 1999 |
|---|---|---|
| Debito per Imposte dirette | 51.131 | 15.274 |
| Debito per sostituto d'Imposta | 3.484 | 4.008 |
| **Totale Debiti tributari** | **54.615** | **19.282** |

La voce debiti tributari è aumentata di Lire 35,3 miliardi per effetto soprattutto dell'imposta sostitutiva di Lire 44 miliardi relativa al riallineamento dei valori fiscali.

**12- Debiti verso Istituti di Previdenza**

Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| INPS | 3.427 | 3.449 |
| FASI- INPDAI | 241 | 217 |
| ENASARCO | 214 | 223 |
| INAIL | 108 | 0 |
| Fondo Previdenziali | 127 | 59 |
| Altri Istituti | 54 | 52 |
| **Totale Debiti verso Ist. Previd.** | **4.171** | **4.000** |

**13- Altri debiti**

Il dettaglio è così esaminato:

| | 2000 | 1999 |
|---|---|---|
| Debiti: | | |
| Verso il personale | 14.613 | 14.467 |
| Per costi da sostenere | 1.645 | 1.048 |
| Altri | 439 | 68 |
| **Totale Altri Debiti** | **16.697** | **15.583** |

**E) RATEI E RISCONTI PASSIVI**

Il dettaglio è così specificato:

| | 2000 | 1999 |
|---|---|---|
| Ratei passivi per: | | |
| Interessi passivi Prestiti infragruppo | 2.939 | 0 |
| Interessi passivi su Finanz.M/L Termine | 118 | 1.395 |
| Oneri per operazioni di copertura cambi | 2.288 | 561 |
| Altri ratei passivi | 0 | 97 |
| Totale Ratei Passivi | 5.345 | 2.053 |
| Totale Risconti Passivi | 0 | 0 |
| **Totale Ratei e Risconti passivi** | **5.345** | **2.053** |

**Strumenti finanziari di copertura e altri contratti derivati**
La Società allo scopo di ridurre i rischi finanziari derivanti dalle oscillazioni dei rapporti di cambio e dei tassi di interesse derivanti da transazioni commerciali e operazioni finanziarie di rilevanza internazionale ha posto in essere contratti di copertura nei limiti definiti dalle esigenze della gestione caratteristica. Gli importi nominali delle operazioni in strumenti derivati (al netto delle eventuali operazioni che si compensano) in essere al 31 dicembre sono i seguenti:

Strumenti derivati in cambi:

| | |
|---|---|
| USD | 42.000.000 |
| GBP | 29.000.000 |
| JPY | 3.023.000.000 |

Gli strumenti utilizzati includono sia operazioni a termine che opzioni strutturate.

Strumenti derivati in tassi di interesse:

La società utilizza strumenti derivati per la copertura del rischio di tasso, allo scopo di fissare anticipatamente un costo massimo (in termini di tasso interbancario) per una parte del proprio indebitamento finanziario. Le operazioni in essere coprono un orizzonte temporale che si estende fino a fine 2004, per importo nominale complessivo iniziale di EUR 207 milioni decrescente negli anni. Durante il suddetto arco temporale il tasso medio ponderato pagabile dalla società sulle operazioni di copertura va da un minimo del 4,25% ad un massimo del 5,9%.
In particolare, del totale citato di EUR 207 milioni, EUR 150 milioni sono da porsi in relazione ad un finanziamento concessoci dalla De' Longhi Pinguino S.a..

La valorizzazione corrente (alla data del 31 marzo 2001) delle operazioni in derivati (in cambi e tassi) non evidenzia potenziali perdite per la Società.

**CONTI D'ORDINE**
La composizione e il raffronto con l'esercizio precedente è la seguente.

| | **31.12.00** | **31.12.99** |
|---|---|---|
| Garanzie prestate a favore di imprese controllate e collegate | 479.680 | 107.469 |
| Garanzie prestate a favore di terzi | 7.703 | 128.407 |
| Altri impegni | 0 | 47.600 |
| **Totale** | **487.383** | **283.476** |

L'aumento di Lire 203,9 miliardi rispetto al 1999 è la risultante dell'incremento della voce "garanzie prestate a favore di imprese controllate e collegate", per effetto di una Fidejussione di Lire 290 miliardi concessa a Istituti Bancari a garanzia dell'Eurobond di Euro 150 milioni emesso dalla controllata De' Longhi Pinguino SA ad aprile 2000, e della riduzione delle voci "garanzie prestate a favore di terzi" e "altri impegni".

Garanzie prestate a favore di terzi

L'importo della voce è diminuito rispetto al 1999 per effetto della riclassifica alla voce "garanzie prestate a favore di imprese controllate" conseguente le acquisizioni effettuate a dicembre 2000; inoltre si evidenzia l'estinzione dell'impegno, relativo ad una garanzia prestata al Banco Ambrosiano Veneto di Lire 40 miliardi, a seguito dell'accordo sottoscritto con la controllante De' Longhi Soparfi S.a., che si è assunta tutte le obbligazioni relative alla predetta garanzia prestata.

Altri impegni

La riduzione di Lire 47,6 miliardi è dovuta a:

- Estinzione dell'impegno di lire 17,6 miliardi verso la società "Cogef S.p.A. in liquidazione" per effetto dell'accordo sottoscritto con la controllante De' Longhi Soparfi che, con convenzione del 28 dicembre 2000, si è assunta tutte le obbligazioni passive facenti capo alla De' Longhi S.p.A., fornendo manleva da qualsiasi domanda che possa essere rivolta relativamente agli impegni verso il sistema bancario della società "Cogef S.p.A. in liquidazione".
- Estinzione dell'impegno verso la controllante De' Longhi Soparfi che ammontava a Lire 30 miliardi al 31.12.1999 per effetto del pagamento dell'indennizzo avvenuto nel corso del 2000 dell'importo di Lire 18,7 miliardi in quanto si sono verificate le condizioni previste nell'accordo sottoscritto nel 1997 (si rimanda al commento della voce Oneri straordinari per ulteriori informazioni).

## COMMENTI ALLE PRINCIPALI VOCI DEL CONTO ECONOMICO

### A) VALORE DELLA PRODUZIONE

**1- Ricavi delle vendite**

I ricavi delle vendite e delle prestazioni sono così analizzati:

**Ricavi per area geografica:**

| | 2000 | % | 1999 | % |
|---|---|---|---|---|
| Italia | 359.599 | 39% | 361.074 | 44% |
| Unione Monetaria Europea | 153.221 | 16% | 118.536 | 15% |
| Altri Paesi Europei | 127.849 | 14% | 93.667 | 11% |
| US e Canada | 119.283 | 13% | 93.764 | 11% |
| Resto del Mondo | 164.277 | 18% | 155.452 | 19% |
| **Totale** | **924.229** | **100%** | **822.493** | **100%** |

**Ricavi per linee prodotto:**

| | 2000 | % | 1999 | % |
|---|---|---|---|---|
| Condizionam. e trattam. aria | 271.610 | 29% | 258.674 | 31% |
| Cottura e preparazione cibi – pulizia della casa e lo stiro | 360.525 | 39% | 318.881 | 39% |
| Riscaldamento | 249.788 | 27% | 206.775 | 25% |
| Altro | 42.306 | 5% | 38.163 | 5% |
| **Totale** | **924.229** | **100%** | **822.493** | **100%** |

Il dettaglio delle vendite a società controllate e collegate è il seguente per l'esercizio 2000:

| Società Controllate: | Vendite, prestazioni di servizio o altro |
|---|---|
| De' Longhi America Inc. | 79.224 |
| De' Longhi Ltd | 76.075 |
| De' Longhi Japan Corp. | 46.974 |
| De' Longhi France S.a.r.l. | 19.181 |
| De' Longhi Deutschland Gmbh | 21.899 |
| De' Longhi Canada Inc. | 17.539 |
| De' Longhi Nederland Bv | 17.288 |
| Effeplast S.r.l. (ora Simac- Vetrella S.p.A.) | 12.498 |
| La Supercalor S.p.A. | 9.303 |
| Elba S.p.A. | 3.192 |
| Ariagel S.p.A. | 2.703 |
| Climaveneta Deutschland Gmbh | 1.672 |
| Simac-Vetrella S.p.A. | 1.259 |
| Climaveneta S.p.A. | 25 |
| Altre | 210 |
| **Totale** | **309.042** |

| Società Collegate: | |
|---|---|
| Omas S.r.l. | 9.302 |
| **Totale** | **9.302** |

**5- Altri ricavi**
La voce "Altri ricavi e proventi" è così composta:

| | 2000 | 1999 |
|---|---|---|
| Rimborsi trasporti | 9.208 | 8.840 |
| Sopravvenienze attive | 3.202 | 1.803 |
| Fitti attivi | 1.401 | 0 |
| Rimborsi danni | 1.286 | 280 |
| Consulenze attive | 2.317 | 533 |
| Altri ricavi diversi | 9.737 | 10.256 |
| **Totale** | **27.151** | **21.712** |

## B) COSTI DELLA PRODUZIONE

**6- Per materie prime, suss. e di merci**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Acquisti materie prime | 52.705 | 33.223 |
| Acquisti componentistica | 265.156 | 212.521 |
| Acquisti prodotti finiti | 197.075 | 141.066 |
| Altri acquisti diversi | 14.211 | 13.751 |
| **Totale** | **529.147** | **400.561** |

Gli acquisti di prodotti finiti riguardano prevalentemente i manufatti provenienti dalle altre società del gruppo.

**7- Per servizi**
La voce "servizi" è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Pubblicità | 52.703 | 40.055 |
| Provvigioni e commissioni | 18.380 | 18.686 |
| Trasporti | 26.942 | 20.020 |
| Assistenza tecnica | 11.848 | 10.529 |
| Spese viaggio | 4.899 | 4.345 |
| Spese assicurative | 4.364 | 3.597 |
| Spese e contributi depositi e magazzino | 4.250 | 2.983 |
| Consulenze | 9.244 | 7.373 |
| Forza motrice | 5.600 | 4.665 |
| Manutenzioni di terzi | 3.870 | 2.802 |
| Altri servizi diversi | 53.981 | 42.577 |
| **Totale** | **196.081** | **157.632** |

La voce altri servizi diversi include i compensi lordi corrisposti agli Amministratori nell'esercizio 2000 per Lire 702 milioni ed ai Sindaci per Lire 209 milioni.

Il dettaglio degli acquisti e servizi resi da società controllate e collegate per l'esercizio 2000 è il seguente:

| Società Controllate: | Acquisti di beni, servizi e altro |
|---|---|
| Simac-Vetrella S.p.A. (ex Effeplast S.r.l.) | 106.171 |
| Elba S.p.A. | 26.763 |
| Simac-Vetrella S.p.A. | 12.676 |
| De' Longhi America Inc. | 11.538 |
| De' Longhi Ltd | 10.420 |
| E-Services S.r.l. | 5.010 |
| De' Longhi France S.a.r.l. | 3.373 |
| De' Longhi Deutschland Gmbh | 2.576 |
| De' Longhi Japan Corp. | 2.313 |
| Ariagel S.p.A. | 2.251 |
| De' Longhi Canada Inc. | 850 |
| De' Longhi Nederland Bv | 440 |
| Climaveneta Deutschland Gmbh | 101 |
| Radel S.p.A. | 83 |
| La Supercalor S.p.A. | 79 |
| Ergoklima S.r.l. | 4 |
| Climaveneta S.p.A. | 4 |
| **Totale** | **184.652** |

| Società Collegate: | |
|---|---|
| Omas S.r.l. | 10.035 |
| **Totale** | **10.035** |

**9- Costi del personale**

La ripartizione numerica per categoria è riepilogata nella seguente tabella (Organico al 31/12/00 e come media 2000):

| | 31/12/00 | Media 2000 | 31/12/99 | Media 1999 |
|---|---|---|---|---|
| | | | | |
| operai | 1.280 | 1.281 | 1.147 | 1.127 |
| impiegati | 455 | 450 | 436 | 445 |
| dirigenti | 27 | 27 | 21 | 21 |
| | | | | |
| **Totale** | **1.762** | **1.758** | **1.604** | **1.593** |

La forza lavoro si è incrementata mediamente di 165 dipendenti.

**10- Ammortamenti e svalutazioni**

Gli ammortamenti sono stati pari a Lire 62,9 miliardi (Lire 45,9 miliardi nel 1999).

Le svalutazioni dei crediti compresi nell'attivo circolante per Lire 5,8 miliardi sono relative al prudenziale accantonamento al fondo svalutazione crediti commentato precedentemente nel paragrafo crediti verso clienti.

**12/13- Accantonamenti per rischi/altri accantonamenti**
Le voci includono prevalentemente gli accantonamenti al fondo rischi futuri, al fondo garanzia prodotti, al fondo indennità suppletiva clientela che sono stati commentati precedentemente nella sezione "Altri fondi".

**14- Oneri diversi della gestione**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Sopravvenienze passive | 1.049 | 556 |
| Imposte e tasse diverse | 1.630 | 1.399 |
| Franchigie e rimborsi danni | 3.747 | 604 |
| Perdite su crediti | 0 | 3.131 |
| Contributi associativi | 317 | 375 |
| Altri oneri diversi | 393 | 260 |
| **Totale** | **7.136** | **6.325** |

C) **PROVENTI E ONERI FINANZIARI**

**15-Proventi da partecipazioni**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Plusvalenze da alienazioni | 5.637 | 0 |
| Dividendi | 9.888 | 7.022 |
| Crediti d'imposta | 5.808 | 742 |
| **Totali proventi da partecipazioni** | **21.333** | **7.764** |

Le plusvalenze realizzate nell'esercizio riguardano soprattutto l'alienazione di partecipazioni in società controllate; il dettaglio è il seguente:

| | |
|---|---|
| De' Longhi Radiators S.r.l. | 2.977 |
| Società Nauta S.r.l. | 1.661 |
| Sile Corpi Scaldanti S.r.l. | 417 |
| Altre | 582 |
| **Totale** | **5.637** |

I dividendi sono stati erogati dalla società De' Longhi Radiators S.r.l.

**16- Altri proventi finanziari**

Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Proventi finanziari verso società del Gruppo | 599 | 2.550 |
| **Totale altri proventi finanziari verso società del Gruppo** | **599** | **2.550** |
| | | |
| Interessi attivi bancari, dilazione pagamento, mora e finanziamento | 6.846 | 1.871 |
| Utili su cambi e proventi di copertura (*) | 21.656 | 13.385 |
| Proventi diversi | 3.097 | 2.808 |
| **Totale altri proventi finanziari verso terzi** | **31.599** | **18.064** |
| | | |
| **Totale altri proventi finanziari** | **32.198** | **20.614** |

**17- Interessi ed oneri finanziari**

Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Interessi passivi verso società del Gruppo | 9.751 | 13.187 |
| **Totale interessi passivi con società del Gruppo** | **9.751** | **13.187** |
| | | |
| Interessi Passivi | 22.900 | 17.352 |
| Perdite su cambi e oneri di copertura (*) | 15.613 | 11.160 |
| Oneri diversi | 9.339 | 7.652 |
| **Totale oneri finanziari terzi** | **47.852** | **36.164** |
| | | |
| **Totale oneri finanziari** | **57.603** | **49.351** |

(*) Le voci utili/perdite su cambi e proventi/oneri da operazioni su derivati sono relative rispettivamente alla contabilizzazione degli utili/perdite su operazioni commerciali e finanziarie e su operazioni di copertura valutaria e su tassi.
L'importo netto degli oneri/proventi da gestione cambi/operazioni su derivati ammonta ad un utile di Lire 6 miliardi nel 2000 e di Lire 2,2 miliardi nel 1999.

## D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE

### 18) Rivalutazioni

| | 2000 | 1999 |
|---|---|---|
| Rivalutazioni partecipazioni | 1.360 | 0 |
| **Totale rivalutazioni** | **1.360** | **0** |

### 19) Svalutazioni

| | 2000 | 1999 |
|---|---|---|
| Svalutazioni partecipazioni | 565 | 20.889 |
| **Totale svalutazioni** | **565** | **20.889** |

Gli importi sono relativi allo storno della svalutazione effettuata nel 1999 della partecipazione nella controllata canadese, in seguito a risultato d'esercizio positivo conseguito al 31 dicembre 2000 e alla svalutazione prudenziale della partecipazione in De' Longhi France Sarl.

## E) PROVENTI E ONERI STRAORDINARI

### 20- Proventi straordinari

La voce include prevalentemente la sopravvenienza attiva relativa al rimborso dell'imposta di registro pagata in relazione all'atto di fusione del 20/12/95 come da sentenza della Commissione Tributaria di I grado del 19/06/00.

### 21- Oneri straordinari

Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Costi per la ristrutturazione filiale | 0 | 2.215 |
| Oneri straordinari | 22.058 | 252 |
| **Totale** | **22.058** | **2.467** |

La voce oneri straordinari include:

- l'indennizzo di lire 18,7 miliardi riconosciuto alla società De' Longhi Soparfi Sa per effetto degli accordi sottoscritti nel 1997 al momento dell'acquisto da parte di De' Longhi Soparfi Sa della partecipazione di maggioranza in Liguria Assicurazioni Spa.; il contratto prevedeva il riconoscimento di un indennizzo a favore di De'Longhi Soparfi al verificarsi di alcune condizioni che si sono avverate nel corso del 2000.
- l'onere di una penale di Lire 603 milioni addebitata dalla società Effeplast S.r.l. per contestazioni e insussistenze passive relative ad esercizi precedenti.
- l'importo pagato per la definizione con atto di adesione del contenzioso con l'Ufficio Entrate di Treviso relativo all'esercizio 1994.

### 22- Imposte dell'esercizio

La voce è così composta:

| | 2000 | 1999 |
|---|---|---|
| Imposte correnti | 24.762 | 10.177 |
| Imposte differite | 10.976 | 1.655 |
| **Totale** | **35.739** | **11.832** |

**Eventi successivi**
Si rimanda a quanto contenuto nella relazione degli Amministratori sulla gestione.

Per il Consiglio d'Amministrazione
L'Amministratore delegato

# ***ALLEGATI***

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella Nota Integrativa, della quale costituiscono parte integrante.

Tali informazioni sono contenute nei seguenti allegati:

1. Rendiconto finanziario.
2. Prospetto delle variazioni nei conti di patrimonio netto.
3. Elenco delle società controllate e collegate.
4. Prospetto dei beni rivalutati.
5. Prospetto dello stato patrimoniale e del conto economico in valuta Euro per gli esercizi chiusi al 31 dicembre 2000 e 1999.

(Allegato n. 1 alla nota integrativa)

**Rendiconto finanziario per gli esercizi chiusi al 31 dicembre 2000 e 1999**
**(espresso in Lire milioni )**

| | 2000 | 1999 |
|---|---|---|
| **Flussi finanziari generati (assorbiti) dalle operazioni dell'esercizio:** | | |
| Utile dell'esercizio | 34.467 | 54.891 |
| Ammortamenti | 62.853 | 45.919 |
| *Variazione netta del fondo trattamento di fine rapporto e fondo ind. supplettiva di clientela* | 890 | (104) |
| *Svalutazioni di partecipazioni e minusvalenze (al netto di plusvalenze) da alienazione partecipazioni* | (6.432) | 22.643 |
| (Incremento) decremento accantonamento imposte differite (anticipate) | 11.147 | 1.655 |
| Accantonamento altri fondi (al netto utilizzo) | 5.460 | 3.401 |
| **Totale autofinanziamento** | **108.385** | **128.405** |
| Variazioni del capitale circolante: | | |
| Crediti commerciali | 9.042 | 19.490 |
| Rimanenze nette | (49.073) | 15.289 |
| Debiti commerciali | 20.908 | 27.940 |
| Altri debiti, crediti, ratei e risconti | 18.771 | (6.744) |
| Crediti e debiti verso soc. controllanti, controllate e collegate | (16.703) | 42.680 |
| **Totale variazioni del capitale circolante** | **(17.055)** | **98.655** |
| | | |
| **Flussi finanziari generati (assorbiti) dalle attività di investimento** | | |
| Investimenti in Immobilizzazioni Materiali | (23.576) | (20.110) |
| Partecipazioni | (57.774) | (6.547) |
| Investimenti in Immobilizzazioni Immateriali | (3.384) | (974) |
| Variazione netta crediti verso altri | 18.661 | (828) |
| **Totale flussi generati dalle attività di investimento** | **(66.073)** | **(28.459)** |
| | | |
| **Flussi finanziari generati (assorbiti) dai movimenti di Patrimonio Netto** | | |
| Aumento Capitale Sociale | 0 | 100.000 |
| **Totale flussi generati dai movimenti di Patrimonio Netto** | **0** | **100.000** |
| | | |
| **Variazione posizione finanziaria netta** | **25.257** | **298.601** |
| | | |
| *Posizione finanziaria netta al 31 dicembre 1999* | (394.928) | (693.529) |
| **Posizione finanziaria netta al 31 dicembre 2000** | **(369.671)** | **(394.928)** |
| | | |
| ***Variazione riserva straordinaria per compensazione imposta sostitutiva*** | ***(44.077)*** | |
| ***Variazione "Altri debiti" per imposta sostitutiva*** | ***44.077*** | |

**Allegato al rendiconto finanziario**
**Riepilogo della posizione finanziaria netta per gli esercizi 2000 e 1999**

| | 2000 | 1999 |
|---|---|---|
| Disponibilità liquide | 43.698 | 94.302 |
| Debiti verso banche a breve termine | (10.149) | (6.238) |
| Titoli ed investimenti a breve | 2.003 | 4.351 |
| Quota a breve dei finanziamenti | (50.285) | (4.075) |
| **Totale a breve termine verso terzi** | **(14.733)** | **88.340** |
| Finanziamenti a medio-lungo termine | (177.036) | (226.854) |
| Prestiti obbligazionari | 0 | (92.711) |
| **Totale** | **(191.769)** | **(231.225)** |
| Crediti finanziari (al netto debiti) v/società controllate e controlla | (177.902) | (140.431) |
| Debiti verso altri finanziatori | 0 | (23.272) |
| **Totale posizione finanziaria netta** | **(369.671)** | **(394.928)** |

PROSPETTO DELLE VARIAZIONI NEI CONTI DI PATRIMONIO NETTO PER L'ESERCIZIO CHIUSO AL 31 DICEMBRE 2000

(Allegato n. 2 alla nota integrativa – in Lire milioni)

| | Capitale sociale | Riserva legale | Riserva straordinaria | Utile (perdita) d'esercizio | Totale |
|---|---|---|---|---|---|
| | | | | | |
| **Saldi al 01 gennaio 2000** | **400.000** | **1.820** | **26.169** | **54.891** | **482.880** |
| | | | | | |
| Ripartizione risultato d'esercizio 1999 come da assemblea del 29/06/00 | | 2.744 | 52.147 | (54.891) | 0 |
| Utilizzo per contabilizzazione imposta sostitutiva per riallineamento dei valori fiscali | | | (44.075) | | (44.075) |
| Utile d'esercizio | | | | 34.467 | 34.467 |
| | | | | | |
| **Saldi al 31 dicembre 2000** | **400.000** | **4.564** | **34.241** | **34.467** | **473.272** |
| | | | | | |

ELENCO DELLE PARTECIPAZIONI IN IMPRESE CONTROLLATE E COLLEGATE EX ART. 2427 C.C.

(Allegato n. 3 alla nota integrativa - in Lire milioni).

| Denominazione | Sede | | Capitale | | Patrimonio netto | | Utile o perdita ultimo esercizio | Quota posseduta | Tipo di possesso | Valor[e] bilan[cio] |
|---|---|---|---|---|---|---|---|---|---|---|
| Imprese controllate: | | | | | | | | | | |
| DE'LONGHI AMERICA INC. | Saddle Brook (U.S.A.) | $U | 9.100.000 | $U | 2.672.135 | $U | 1.003.877 | 100% | Diretto | 2 |
| DE'LONGHI LTD. | Wellingborough (G.B.) | Lst | 4.000.000 | Lst | 1.626.613 | Lst | 722.200 | 100% | Diretto | 2 |
| DE'LONGHI FRANCE SARL | Asnieres Cedex(F) | Ff | 18.000.000 | Ff | 15.753.050 | Ff | (1.914.643) | 100% | Diretto | 4 |
| DE'LONGHI NEDERLAND BV | DB Leiden (NL) | Hfl | 500.000 | Hfl | 2.285.390 | Hfl | 901.589 | 100% | Diretto | 1 |
| DE'LONGHI CANADA INC. | Mississagua – Ontario (CAN) | Cad | 1 | Cad | 1.528.177 | Cad | 881.278 | 100% | Diretto | 2 |
| DE'LONGHI PINGUINO S.A. | Luxembourg | Eur | 26.500.000 | Eur | 27.427.462 | Eur | 4.014.421 | 100% | Diretto | 45 |
| LA SUPERCALOR | Seregno (MI) | Lit | 1.000 | Lit | 1.924 | Lit | 141 | 95% | Diretto | 5 |
| ARIAGEL SPA | Candiolo (TO) | Lit | 1.500 | Lit | 4.060 | Lit | 284 | 80% | Diretto | 7 |
| SIMAC-VETRELLA SPA (*) | Cazzago di Pianiga (Ve) | Lit | 3.000 | Lit | 6.093 | Lit | 3.093 | 100% | Diretto | 15 |
| EFFEPLAST SRL (*) | Gorgo al Mont. (TV) | Lit | 700 | Lit | 2.407 | Lit | (241) | 100% | Diretto | 4 |
| E-SERVICES SRL | Treviso | Eur | 50.000 | Lit | 235 | Lit | 138 | 51% | Diretto | |
| CLIM.RE (**) | Luxembourg | Bef | 50.000.000 | Bef | 50.000.000 | Bef | 0 | 4% | Indiretto | |
| **TOTALE** | | | | | | | | | | 91 |
| | | | | | | | | | | |
| Imprese collegate: | | | | | | | | | | |
| LIGURIA VITA SPA | Treviso | Lit | 9.000 | Lit | | Lit | | 30% | Diretto | 3. |
| OMAS SRL | S.V.di Gualtieri (RE) | Lit | 700 | Lit | | Lit | | 40% | Diretto | 2 |
| EFFEGICI SRL | Gorgo al Mont. (TV) | Lit | 470 | Lit | | Lit | | 25% | Diretto | |
| Partecipazione detenuta tramite Fiduciaria (***) | | | | | | | | | | 5 |
| **TOTALE** | | | | | | | | | | 11 |

(*) A gennaio 2001 è stata perfezionata la fusione per incorporazione di Simac-Vetrella S.p.A. in Effeplast S.r.l. che ha poi cambiato denominazione in Simac Vetrella S.p.A.

(**) La De' Longhi S.p.A. controlla direttamente il 4% e indirettamente tramite la De' Longhi Pinguino SA il 96% residuo.

(***) La partecipazione detenuta tramite Fiduciaria è relativa ad una società che produce prodotti finiti; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs. 127/91), di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o alla De' Longhi S.p.A.

PROSPETTO DEI BENI RIVALUTATI

(Allegato n. 4 alla nota integrativa - in Lire milioni).(*)

| voci dello stato patrimoniale | beni rivalutati | | | totale rivalutazioni |
|---|---|---|---|---|
| | allocazione disavanzo di fusione 1995 | Legge n.413/1991 | altre rivalutazioni | |
| Immobili strumentali | 85.000 | 9.806 | 32.367 | 127.173 |
| Impianti e macchinari | 73.847 | | 25.658 | 99.505 |
| Attrezzature industriali e commerciali | | | 6.856 | 6.856 |
| Automezzi | | | 537 | 537 |
| Conc., lic. Marchi e diritti | 231.100 | | | 231.100 |
| Partecipazioni | 8.000 | | | 8.000 |
| Totali | 397.947 | 9.806 | 65.418 | 473.171 |

(*) Prospetto previsto dall'art. 10 L. 72/83.

| ATTIVO | 31.12.2000 | 31.12.1999 | Δ |
|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | 0 | 12.911.266 | (12.911.266) |
| B) IMMOBILIZZAZIONI | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | | | |
| 1) Costi di impianto ed ampliamento | 40.752 | 81.524 | (40.772) |
| 2) Costi di ricerca, di sviluppo, di pubblicità | 110.661 | 0 | 110.661 |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | 1.338.685 | 1.187.246 | 151.440 |
| 4) Concessione, licenze, marchi e diritti simili | 88.643.223 | 98.513.721 | (9.870.498) |
| 5) Avviamento | 193.421 | 225.658 | (32.237) |
| 7) Altro | 548.667 | 203.039 | 345.628 |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | 90.875.410 | 100.211.187 | (9.335.778) |
| II - IMMOBILIZZAZIONI MATERIALI | | | |
| 1) Terreni e fabbricati | 61.467.509 | 64.097.192 | (2.629.682) |
| 2) Impianti e macchinari | 29.040.872 | 33.878.839 | (4.837.967) |
| 3) Attrezzature industriali e commerciali | 8.994.089 | 10.604.194 | (1.610.104) |
| 4) Altri beni | 1.930.594 | 2.282.495 | (351.901) |
| 5) Immobilizzazioni in corso e acconti | 474.939 | 246.018 | 228.921 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | 101.908.003 | 111.108.736 | (9.200.733) |
| III - IMMOBILIZZAZIONI FINANZIARIE | | | |
| 1) Partecipazioni in: | | | |
| a) imprese controllate | 47.295.946 | 19.051.527 | 28.244.418 |
| b) imprese collegate | 6.148.075 | 6.148.076 | (1) |
| c) altre imprese | 152.556 | 196.746 | (44.190) |
| Totale Partecipazioni | 53.596.578 | 25.396.350 | 28.200.228 |
| 2) Crediti: | | | |
| a) verso imprese controllate | | | |
| - entro 12 mesi | 10.687.858 | 929.622 | 9.758.236 |
| - oltre 12 mesi | 62.213.100 | 1.787.642 | 60.425.457 |
| Totale crediti verso imprese controllate | 72.900.958 | 2.717.265 | 70.183.693 |
| c) verso imprese controllanti | 0 | 4.131.655 | (4.131.655) |
| d) verso altri: | | | |
| - entro 12 mesi | 52.529 | 97.466 | (44.937) |
| - oltre 12 mesi | 733.991 | 10.326.819 | (9.592.828) |
| Totale crediti verso altri | 786.520 | 10.424.285 | (9.637.765) |
| Totale Crediti | 146.588.436 | 19.990.470 | 126.597.966 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | 127.284.056 | 45.386.820 | 81.897.236 |
| TOTALE IMMOBILIZZAZIONI | 320.067.469 | 253.989.479 | 66.077.990 |
| C) ATTIVO CIRCOLANTE | | | |
| I - RIMANENZE | | | |
| 1) Materie prime, sussidiarie e di consumo | 34.836.076 | 25.927.291 | 8.908.785 |
| 2) Prodotti in corso di lavorazione e semilavorati | 7.137.494 | 5.319.983 | 1.817.511 |
| 4) Prodotti finiti e merci | 49.303.602 | 34.685.728 | 14.617.874 |
| TOTALE RIMANENZE | 91.277.172 | 65.933.001 | 25.344.171 |
| II - CREDITI | | | |
| 1) Verso clienti | 139.489.995 | 144.159.107 | (4.669.111) |
| 2) Verso imprese controllate | 107.921.539 | 84.533.998 | 23.387.541 |
| 3) Verso imprese collegate | 1.305.937 | 993.948 | 311.989 |
| 4) Verso controllanti | 207.080 | 16.088 | 190.992 |
| 5) Verso altri: | | | |
| - entro 12 mesi | 21.310.831 | 42.132.669 | (20.821.838) |
| - oltre 12 mesi | 1.531.522 | 0 | 1.531.522 |
| Totale Crediti verso altri | 22.842.353 | 42.132.669 | (19.290.316) |
| TOTALE CREDITI | 271.766.905 | 271.835.810 | (68.905) |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOBILIZZAZIONI | | | |
| 4) Altre partecipazioni | 905.659 | 905.659 | 0 |
| 6) Altri titoli | 129.316 | 1.341.455 | (1.212.140) |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOBILIZZAZIO | 1.034.974 | 2.247.114 | (1.212.140) |
| IV - DISPONIBILITA' LIQUIDE | | | |
| 1) Depositi bancari e postali | 21.916.697 | 48.574.794 | (26.658.097) |
| 2) Assegni | 494.722 | 0 | 494.722 |
| 3) Denaro e valori in cassa | 156.931 | 128.198 | 28.733 |
| TOTALE DISPONIBILITA' LIQUIDE | 22.568.349 | 48.702.992 | (26.134.642) |
| TOTALE ATTIVO CIRCOLANTE | 386.647.401 | 388.718.917 | (2.071.516) |
| D) RATEI E RISCONTI ATTIVI | | | |
| 1) Ratei attivi | 1.675.638 | 982.843 | 692.795 |
| 2) Risconti attivi | 1.421.286 | 423.998 | 997.289 |
| TOTALE RATEI E RISCONTI ATTIVI | 3.096.924 | 1.406.840 | 1.690.084 |
| TOTALE ATTIVO | 709.811.794 | 657.026.503 | 52.785.291 |

(Allegato n. 5 alla nota integrativa - in Euro) *DE'LONGHI S.P.A. - STATO PATRIMONIALE*

| PASSIVO | 31.12.2000 | 31.12.1999 | Δ |
|---|---|---|---|
| A) PATRIMONIO NETTO | | | |
| I - CAPITALE SOCIALE | 206.582.760 | 206.582.760 | 0 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | 0 | 0 | 0 |
| III - RISERVA DA RIVALUTAZIONE | 0 | 0 | 0 |
| IV - RISERVA LEGALE | 2.357.637 | 940.183 | 1.417.454 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | 0 | 0 | 0 |
| VI - RISERVE STATUTARIE | 0 | 0 | 0 |
| VII - ALTRE RISERVE | 17.683.933 | 13.515.018 | 4.168.915 |
| IX - UTILE DELL'ESERCIZIO | 17.800.700 | 28.349.085 | (10.548.385) |
| TOTALE PATRIMONIO NETTO | 244.425.030 | 249.387.046 | (4.962.016) |
| B) FONDI PER RISCHI E ONERI | | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | 1.372.780 | 1.369.856 | 2.924 |
| 3) Altri | 6.829.626 | 8.968.790 | (2.139.164) |
| TOTALE FONDI PER RISCHI E ONERI | 8.202.406 | 10.338.646 | (2.136.240) |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO | 9.855.554 | 9.396.101 | 459.452 |
| D) DEBITI | | | |
| 1) Obbligazioni | | | |
| - oltre 12 mesi | 0 | 47.881.236 | (47.881.236) |
| Totale obbligazioni | 0 | 47.881.236 | (47.881.236) |
| 3) Debiti verso banche | | | |
| - entro 12 mesi | 31.211.271 | 5.326.612 | 25.884.659 |
| - oltre 12 mesi | 91.431.649 | 117.160.037 | (25.728.388) |
| Totale debiti verso banche | 122.642.920 | 122.486.648 | 156.271 |
| 4) Debiti verso altri finanziatori | 0 | 12.018.992 | (12.018.992) |
| 5) Acconti | 2.356.265 | 1.109.405 | 1.246.861 |
| 6) Debiti verso fornitori | 88.717.926 | 79.165.274 | 9.552.652 |
| 8) Debiti verso imprese controllate | | | |
| - entro 12 mesi | 27.388.492 | 26.005.655 | 1.382.836 |
| - oltre 12 mesi | 163.760.951 | 0 | 163.760.951 |
| Totale debiti verso imprese controllate | 191.149.443 | 26.005.655 | 165.143.787 |
| 9) Debiti verso imprese collegate | 707.110 | 142.413 | 564.697 |
| 10) Debiti verso imprese controllanti | | | |
| - entro 12 mesi | 10.895 | 77.729.978 | (77.719.083) |
| - oltre 12 mesi | 0 | 232.406 | (232.406) |
| Totale debiti verso imprese controllanti | 10.895 | 77.962.383 | (77.951.488) |
| 11) Debiti tributari | | | |
| - entro 12 mesi | 13.030.942 | 9.958.499 | 3.072.443 |
| - oltre 12 mesi | 15.175.144 | 0 | 15.175.144 |
| Totale debiti tributari | 28.206.086 | 9.958.499 | 18.247.587 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | 2.154.049 | 2.065.764 | 88.286 |
| 13) Altri debiti | 8.623.483 | 8.048.023 | 575.461 |
| TOTALE DEBITI | 444.568.177 | 386.844.291 | 57.723.886 |
| E) RATEI E RISCONTI PASSIVI | | | |
| 1) Ratei passivi | 2.760.628 | 1.060.419 | 1.700.209 |
| RATEI E RISCONTI PASSIVI | 2.760.628 | 1.060.419 | 1.700.209 |
| TOTALE PASSIVO | 465.386.764 | 407.639.457 | 57.747.307 |
| TOTALE PATRIMONIO NETTO E PASSIVO | 709.811.794 | 657.026.503 | 52.785.291 |
| CONTI D'ORDINE | 251.712.097 | 146.403.096 | 105.309.001 |

| CONTO ECONOMICO | 31.12.2000 | 31.12.1999 | Δ |
|---|---|---|---|
| A) VALORE DELLA PRODUZIONE | | | |
| 1) Ricavi delle vendite e delle prestazioni | 477.324.466 | 424.782.424 | 52.542.043 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | 16.435.385 | (9.920.510) | 26.355.895 |
| 4) Incrementi di immobilizzazioni per lavori interni | 1.998.880 | 1.211.531 | 787.350 |
| 5) Altri ricavi e proventi | 14.022.228 | 11.213.293 | 2.808.935 |
| TOTALE VALORE DELLA PRODUZIONE | 509.780.960 | 427.286.738 | 82.494.223 |
| B) COSTI DELLA PRODUZIONE | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | 273.281.871 | 206.872.537 | 66.409.334 |
| 7) Per servizi | 101.267.535 | 81.410.366 | 19.857.168 |
| 8) Per godimento di beni di terzi | 2.236.296 | 1.568.208 | 668.088 |
| 9) Per il personale: | | | |
| a) salari e stipendi | 36.050.914 | 34.299.942 | 1.750.972 |
| b) oneri sociali | 12.352.968 | 11.688.782 | 664.185 |
| c) trattamento di fine rapporto | 2.632.073 | 2.271.037 | 361.036 |
| e) altri costi | 281.693 | 199.659 | 82.034 |
| Totale costi per il personale | 51.317.648 | 48.459.421 | 2.858.227 |
| 10) Ammortamenti e svalutazioni: | | - | |
| a) ammortamento delle immobilizzazioni immateriali | 11.083.679 | 7.289.313 | 3.794.365 |
| b) ammortamento delle immobilizzazioni materiali | 21.377.243 | 16.426.096 | 4.951.147 |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | 3.008.158 | 3.265.461 | (257.303) |
| Totale ammortamenti e svalutazioni | 35.469.079 | 26.980.870 | 8.488.209 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | (8.908.785) | (1.507.733) | (7.401.052) |
| 12) Accantonamenti per rischi | 3.355.876 | 2.882.657 | 473.219 |
| 14) Oneri diversi di gestione | 3.685.439 | 3.266.461 | 418.977 |
| TOTALE COSTI DELLA PRODUZIONE | 461.704.958 | 369.932.787 | 91.772.170 |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | 48.076.002 | 57.353.950 | (9.277.948) |
| C) PROVENTI E ONERI FINANZIARI | | | |
| 15) Proventi da partecipazioni: | | | |
| a) da imprese controllate | 0 | 3.969.752 | (3.969.752) |
| b) altri | 11.017.723 | 40.365 | 10.977.358 |
| Totale proventi da partecipazioni | 11.017.723 | 4.010.118 | 7.007.605 |
| 16) Altri proventi finanziari: | | | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | 1.599.461 | 1.450.115 | 149.346 |
| d) proventi diversi dai precedenti: | | | |
| - da imprese controllate | 102.490 | 144.133 | (41.644) |
| - da imprese controllanti | 207.080 | 1.172.944 | (965.864) |
| - altri | 14.719.692 | 7.878.892 | 6.840.800 |
| Totale altri proventi finanziari | 16.628.723 | 10.646.085 | 5.982.638 |
| 17) Interessi e altri oneri finanziari: | | | |
| a) da imprese controllate | (1.605.971) | (74.841) | (1.531.131) |
| b) da imprese controllanti | (3.429.740) | (6.735.557) | 3.305.817 |
| c) altri | (24.713.552) | (18.677.349) | (6.036.204) |
| Totale interessi e altri oneri finanziari | (29.749.264) | (25.487.747) | (4.261.517) |
| TOTALE PROVENTI ED ONERI FINANZIARI | (2.102.818) | (10.831.544) | 8.728.726 |
| D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | | |
| 18) Rivalutazioni: | | | |
| a) di partecipazioni | 702.368 | 0 | 702.368 |
| 19) Svalutazioni: | | | |
| a) di partecipazioni | (291.885) | (10.788.233) | 10.496.347 |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | 410.483 | (10.788.233) | 11.198.715 |
| E) PROVENTI ED ONERI STRAORDINARI | | | |
| 20) Proventi: | | | |
| b) varie | 1.266.850 | 0 | 1.266.850 |
| 21) Oneri: | | | |
| b) altri oneri straordinari | (11.392.066) | (1.274.206) | (10.117.860) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | (10.125.216) | (1.274.206) | (8.851.010) |
| RISULTATO PRIMA DELLE IMPOSTE | 36.258.451 | 34.459.967 | 1.798.484 |
| 22) Imposte sul reddito dell'esercizio | (18.457.751) | (6.110.882) | (12.346.869) |
| 23) UTILE DELL'ESERCIZIO | 17.800.700 | 28.349.085 | (10.548.385) |

# DE' LONGHI S.p.A.

**Capitale sociale Lit. 400.000.000.000**

**Sede legale in Treviso, Via L. Seitz n. 47**

**Registro delle Imprese di Treviso n. 41279 - Codice Fiscale 11570840154**

* * *

## RELAZIONE DEL COLLEGIO SINDACALE AL BILANCIO D'ESERCIZIO CHIUSO AL 31 DICEMBRE 2000

* * *

Signori Azionisti,

il progetto di bilancio dell'esercizio chiuso al 31 dicembre 2000, sottopostoVi per l'esame e l'approvazione dal Consiglio di Amministrazione, si sintetizza nelle seguenti risultanze:

| | |
|---|---:|
| **Totale attivo** | **1.374.387.282.539** |
| Patrimonio netto | 473.272.852.137 |
| Passività | 901.114.430.402 |
| **Totale passivo e netto** | **1.374.387.282.539** |
| Valore della produzione | 987.073.579.674 |
| Costi della produzione | (893.985.458.407) |
| Proventi ed oneri finanziari | (4.071.623.453) |
| Rettifiche di valore di attivita' finanziarie | 794.805.079 |
| Proventi ed oneri straordinari | (19.605.152.499) |
| Imposte sul reddito dell'esercizio | (35.739.189.000) |
| **Utile dell'esercizio** | **34.466.961.394** |

I conti d'ordine ammontano complessivamente a Lit. 487.382.582.176.

* * *

Il progetto di bilancio sottoposto alla Vostra approvazione è stato redatto in base alle disposizioni legislative vigenti ed approvato dal Consiglio di Amministrazione in data odierna.

Dopo aver effettuato le verifiche nel seguito descritte, abbiamo provveduto a redigere la presente relazione rinunciando, per quanto di nostra competenza, ai termini previsti dal comma 1 dell'art. 2429 del Codice Civile.

Il nostro esame sul progetto di bilancio è stato svolto secondo i principi di comportamento del collegio sindacale raccomandati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio di esercizio, interpretate e integrate dai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, nonché, ove necessario, ai principi contabili internazionali dell'International Accounting Standards Committee.

Lo stato patrimoniale e il conto economico presentano a fini comparativi i valori dell'esercizio precedente.

Le variazioni delle singole poste del bilancio sono state esposte e commentate dal consiglio di amministrazione nella nota integrativa, che illustra inoltre i criteri di valutazione utilizzati, in relazione ai quali riteniamo opportuno effettuare le seguenti precisazioni:

- i costi di impianto e di ampliamento sono iscritti con il consenso del Collegio Sindacale, al netto degli ammortamenti calcolati secondo aliquote costanti;

- il valore delle immobilizzazioni materiali è iscritto secondo il criterio del costo d'acquisto, comprensivo degli oneri accessori di diretta imputazione, al netto degli ammortamenti calcolati con criterio sistematico ed in riferimento alla loro residua possibilità di utilizzazione;
- le rimanenze non costituenti attività immobilizzate sono iscritte al minore tra il costo di acquisto o di produzione ed il valore di realizzo desunto dall'andamento del mercato, applicando il criterio del costo medio ponderato;
- i crediti sono iscritti in bilancio al valore di presumibile realizzazione, mentre i debiti sono iscritti al valore nominale;
- i ratei e i risconti sono iscritti in base al principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi sugli esercizi medesimi;
- il trattamento di fine rapporto risulta adeguato a norma di legge in base al personale in forza al 31 dicembre 2000 ed alle competenze maturate in favore dello stesso;
- la valutazione delle altre voci del bilancio è stata effettuata a norma di legge, applicando criteri prudenziali e nel rispetto del principio di competenza.

Non si è fatto ricorso a deroghe di cui all'art. 2423, comma 4, del codice civile.

Il consiglio di amministrazione nella relazione sulla gestione ha provveduto ad informarVi sull'attività aziendale e sugli accadimenti di natura patrimoniale, finanziaria ed economica che hanno caratterizzato l'esercizio chiuso al 31 dicembre 2000, nonché sulle politiche gestionali perseguite.

Nel corso dell'esercizio abbiamo proceduto al controllo sulla tenuta della contabilità, al controllo dell'amministrazione e alla vigilanza sull'osservanza della legge e dell'atto costitutivo, partecipando alle riunioni degli organi sociali ed effettuando le verifiche ai sensi dell'art. 2403 del codice civile.

A nostro giudizio, il sopramenzionato bilancio corrisponde alle risultanze dei libri e delle scritture contabili e la valutazione del patrimonio sociale è stata effettuata in conformità alle disposizioni di cui all'art. 2426 del codice civile.

Pertanto, esprimiamo parere favorevole alla sua approvazione, nonché alla proposta degli Amministratori in merito alla destinazione dell'utile d'esercizio.

Treviso, 10 aprile 2001

IL COLLEGIO SINDACALE

Carlo Garavaglia

Giancarlo Malerba

Giuliano Saccardi

**DE' LONGHI S.p.A.**

**Capitale sociale lire 400.000.000.000**

**Sede legale in Treviso, Via L.Seitz n. 47**

**Registro Imprese di Treviso n. 41279 – Codice Fiscale 11570840154**

* * *

**RELAZIONE DEL COLLEGIO SINDACALE**

**AL BILANCIO CONSOLIDATO DEL GRUPPO DE' LONGHI**

**AL 31 DICEMBRE 2000**

Signori Azionisti,

abbiamo esaminato il progetto di bilancio consolidato dell'esercizio chiuso al 31 dicembre 2000 del Gruppo De' Longhi, redatto ed approvato dagli amministratori in data odierna; esso si sintetizza nei seguenti valori *(importi in milioni di lire)*:

| | |
|---|---|
| Attivo | 1.856.861 |
| Differenza di consolidamento | 545.344 |
| **Totale attivo** | **2.402.205** |
| Passività | 1.932.776 |
| Capitale e riserve di gruppo | 440.812 |
| **Utile (perdita) dell'esercizio di gruppo** | **27.980** |
| Capitale e riserve di terzi | 433 |
| **Utile (perdita) dell'esercizio di pertinenza di terzi** | **204** |
| **Totale passivo** | **2.402.205** |

I conti d'ordine ammontano a Lit. 24.254 milioni.

Il conto economico consolidato, che rappresenta la gestione dal 1 gennaio 2000 al 31 dicembre 2000, può essere riassunto come segue:

*(importi in milioni di lire)*:

| | |
|---|---|
| Valore della produzione | 1.304.215 |
| Costi della produzione | (1.183.923) |
| **Differenza** | **120.292** |
| Proventi e oneri finanziari | (30.782) |
| Rettifiche di valore di attività finanziarie | 52 |
| Proventi e oneri straordinari | (19.935) |
| **Risultato prima delle imposte** | **69.627** |
| Imposte sul reddito dell'esercizio | (41.443) |
| **Utile (perdita) dell'esercizio consolidato(a)** | **(204)** |
| **Utile (perdita) dell'esercizio di pertinenza di terzi** | **27.980** |

* * *

In pari data, dopo aver effettuato le verifiche nel seguito descritte, abbiamo provveduto a redigere la presente relazione rinunciando, per quanto di nostra competenza, ai termini previsti dal comma 1 dell'art. 2429 del Codice Civile.

In dettaglio, risulta che il bilancio consolidato è stato redatto nel rispetto delle disposizioni di cui al D.Lgs. n. 127/91.

La nota integrativa al bilancio consolidato illustra la composizione delle voci sopra elencate e le variazioni nelle stesse intervenute rispetto all'esercizio precedente.

Vi segnaliamo che il bilancio consolidato chiude con un utile di pertinenza del Gruppo di Lit. 27.980 milioni, con una flessione rispetto all'esercizio precedente di Lit. 21.145 dovuta in modo prevalente alla crescita degli oneri straordinari.

Il nostro esame è stato svolto secondo i principi di comportamento del collegio sindacale, enunciati dal Consiglio Nazionale dei Dotto. Commercialisti e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio consolidato, interpretate ed integrate dai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, nonché ove necessario, ai principi contabili internazionali dell'International Accounting Standards Comitee.

Il nostro esame è stato finalizzato a verificare la regolarità del bilancio consolidato e la sua corrispondenza alle scritture della società controllante ed alle informazioni trasmesse dalle società controllate incluse nell'area di consolidamento.

Nella relazione degli Amministratori sulla gestione vengono esposte le vicende che hanno interessato il Gruppo, nonché il settore in cui lo stesso opera. Abbiamo verificato la congruità delle informazioni riportate nella stessa con le risultanze del bilancio consolidato.

Abbiamo altresì esaminato le relazioni sulla gestione e le relazioni del collegio sindacale delle società controllate incluse nell'area di

consolidamento, il prospetto delle scritture di elisione delle partecipazioni ed il dettaglio delle differenze di consolidamento.

Vi comunichiamo che dalle verifiche effettuate non sono emersi rilievi; di conseguenza, il bilancio consolidato del Gruppo al 31 dicembre 2000 risulta corrispondere alle risultanze delle scritture contabili della Capogruppo ed alle informazioni trasmesse dalle imprese incluse nell'area di consolidamento.

Treviso, 10 aprile 2001

I sindaci

Carlo Garavaglia

Giuliano Saccardi

Giancarlo Malerba

## RELAZIONE DELLA SOCIETÀ DI REVISIONE

Agli azionisti della
De' Longhi SpA

1 Abbiamo svolto la revisione contabile del bilancio d'esercizio della società De' Longhi SpA chiuso al 31 dicembre 2000 . La responsabilità della redazione del bilancio compete agli amministratori della società De' Longhi SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale. I bilanci di alcune società controllate sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda circa il 13 per cento del valore iscritto alla voce "Partecipazioni" e l'1 per cento del totale dell'attivo è basato anche sulla revisione svolta da altro revisore. Inoltre, la revisione dei bilanci di alcune controllate indirette è pure affidata ad altri revisori.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 26 giugno 2000.

3 A nostro giudizio, il bilancio d'esercizio della De' Longhi SpA al 31 dicembre 2000 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

4 A titolo informativo richiamiamo i seguenti aspetti:

(a) Le immobilizzazioni materiali sono state sottoposte nel corrente esercizio e in esercizi precedenti ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti nella nota integrativa nella illustrazione della voce "Immobilizzazioni materiali".

(b) I marchi iscritti nelle immobilizzazioni immateriali sono stati sottoposti nel corrente esercizio ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti in nota integrativa nella illustrazione della voce "Immobilizzazioni immateriali".

(c) La società detiene partecipazioni di controllo, iscritte in bilancio secondo il criterio del costo rettificato per perdite durature di valore, ed ha pertanto redatto, come richiesto dalle norme di legge, il bilancio consolidato di Gruppo. Tale bilancio rappresenta un'integrazione del bilancio d'esercizio ai fini di un'adeguata informazione sulla situazione patrimoniale, finanziaria ed economica della società e del Gruppo. Il bilancio consolidato è stato da noi esaminato e lo stesso, con la relativa relazione, è presentato unitamente al bilancio d'esercizio.

Treviso, 11 aprile 2001

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

'ato 6

BILANCIO CONSOLIDATO DE'LONGHI S.P.A. - STATO PATRIMONIALE

(in Lire milioni)

| ATTIVO | 31.12.00 Parziali | 31.12.00 Totali | 31.12.99 Parziali | 31.12.99 Totali |
|---|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | | 0 | | 25.000 |
| B) IMMOBILIZZAZIONI | | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | | | | |
| 1) Costi di impianto ed ampliamento | | 637 | | 237 |
| 2) Costi di ricerca, di sviluppo e di pubblicità | | 698 | | 992 |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | | 6.659 | | 4.423 |
| 4) Concessione, licenze, marchi e diritti simili | | 191.075 | | 192.214 |
| 5) Differenza di consolidamento | | 545.344 | | 10.658 |
| 7) Altre | | 4.054 | | 1.013 |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | | 748.467 | | 209.537 |
| II - IMMOBILIZZAZIONI MATERIALI | | | | |
| 1) Terreni e fabbricati | | 176.387 | | 148.965 |
| 2) Impianti e macchinari | | 113.743 | | 75.335 |
| 3) Attrezzature industriali e commerciali | | 40.217 | | 32.264 |
| 4) Altri beni | | 11.302 | | 10.037 |
| 5) Immobilizzazioni in corso e acconti | | 2.448 | | 686 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | | 344.097 | | 267.287 |
| III - IMMOBILIZZAZIONI FINANZIARIE | | | | |
| 1) Partecipazioni in: | | | | |
| a) imprese controllate | 2.409 | | 2.409 | |
| b) imprese collegate | 11.629 | | 11.577 | |
| c) altre imprese | 319 | 14.357 | 384 | 14.370 |
| 2) Crediti: | | | | |
| c) verso imprese controllanti | | | | |
| - oltre 12 mesi | 0 | 0 | 8.000 | 8.000 |
| d) verso altri: | | | | |
| - entro 12 mesi | 1.864 | | 203 | |
| - oltre 12 mesi | 6.415 | 8.279 | 21.025 | 21.228 |
| Totale Crediti | | 8.279 | | 29.228 |
| 3) Altri Titoli | | 43 | | 0 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | | 22.679 | | 43.598 |
| **TOTALE IMMOBILIZZAZIONI** | | **1.115.243** | | **520.422** |
| C) ATTIVO CIRCOLANTE | | | | |
| I - RIMANENZE | | | | |
| 1) Materie prime, sussidiarie e di consumo | | 131.009 | | 66.365 |
| 2) Prodotti in corso di lavorazione e semilavorati | | 41.234 | | 24.224 |
| 4) Prodotti finiti e merci | | 198.296 | | 137.016 |
| TOTALE RIMANENZE | | 370.539 | | 227.605 |
| II - CREDITI | | | | |
| 1) Verso clienti | | | | |
| - entro 12 mesi | 615.299 | | 497.226 | |
| - oltre 12 mesi | 436 | 615.735 | 111 | 497.337 |
| 2) Verso imprese controllate | | 0 | | 2.059 |
| 3) Verso imprese collegate | | 2.529 | | 1.925 |
| 4) Verso controllanti | | 28.413 | | 31 |
| 5) Verso altri: | | | | |
| - entro 12 mesi | 111.380 | | 95.348 | |
| - oltre 12 mesi | 3.749 | 115.129 | 159 | 95.507 |
| TOTALE CREDITI | | 761.806 | | 596.859 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | | | |
| 4) Altre partecipazioni | | 1.754 | | 1.754 |
| 6) Altri titoli | | 250 | | 2.676 |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | 2.004 | | 4.430 |
| IV - DISPONIBILITA' LIQUIDE | | | | |
| 1) Depositi bancari e postali | | 127.172 | | 141.045 |
| 2) Assegni | | 1.317 | | 9 |
| 3) Denaro e valori in cassa | | 487 | | 331 |
| TOTALE DISPONIBILITA' LIQUIDE | | 128.976 | | 141.385 |
| **TOTALE ATTIVO CIRCOLANTE** | | **1.263.325** | | **970.279** |
| **RATEI E RISCONTI ATTIVI** | | **23.637** | | **4.337** |
| **TOTALE ATTIVO** | | **2.402.205** | | **1.520.038** |

(in Lire milioni)

| PASSIVO | 01/01/00 7.12 Parziali | 01/01/00 7.12 Totali | 31.12.99 Parziali | 31.12.99 Totali |
|---|---|---|---|---|
| A) PATRIMONIO NETTO | | | | |
| I - CAPITALE SOCIALE | | 400.000 | | 400.000 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | | 0 | | 0 |
| III - RISERVA DA RIVALUTAZIONE | | 0 | | 0 |
| IV - RISERVA LEGALE | | 4.565 | | 1.820 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 | | 0 |
| VI - RISERVE STATUTARIE | | 0 | | 0 |
| VII - ALTRE RISERVE | | | | |
| d) Differenze di conversione | 69 | | 670 | |
| e) Altre riserve | 34.241 | 34.310 | 26.169 | 26.839 |
| VIII - UTILI PORTATI A NUOVO | | 1.937 | | 7.703 |
| IX - UTILE DELL'ESERCIZIO | | 27.980 | | 49.125 |
| TOTALE PATRIMONIO NETTO DI COMPETENZA DEL GRUPPO | | 468.792 | | 485.487 |
| X - CAPITALE E RISERVE DI TERZI | | 433 | | 660 |
| XI - UTILE DELL'ESERCIZIO DI PERTINENZA DI TERZI | | 204 | | [illegible] |
| TOTALE PATRIMONIO NETTO | | 469.429 | | 486.[illegible] |
| B) FONDI PER RISCHI E ONERI | | | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | | 6.405 | | 5.341 |
| 3) Altri | | 15.447 | | 10.385 |
| TOTALE FONDI PER RISCHI E ONERI | | 21.852 | | 15.726 |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO | | 37.526 | | 24.302 |
| D) DEBITI | | | | |
| 1) Obbligazioni | | | | |
| - oltre 12 mesi | 290.440 | 290.440 | 92.711 | 92.711 |
| 3) Debiti verso banche | | | | |
| - entro 12 mesi | 304.304 | | 144.771 | |
| - oltre 12 mesi | 228.702 | 533.006 | 252.336 | 397.107 |
| 4) Debiti verso altri finanziatori | | 26.437 | | 23.572 |
| 5) Acconti | | 5.453 | | 2.542 |
| 6) Debiti verso fornitori | | 357.814 | | 258.132 |
| 7) Debiti rappresentati da titoli di credito | | 73 | | 0 |
| 8) Debiti verso imprese controllate | | 2.704 | | 2.586 |
| 9) Debiti verso imprese collegate | | 1.369 | | 276 |
| 10) Debiti verso imprese controllanti | | | | |
| - entro 12 mesi | 413.019 | | 149.956 | |
| - oltre 12 mesi | 0 | 413.019 | 1.000 | 150.956 |
| 11) Debiti tributari | | | | |
| - entro 12 mesi | 44.923 | | 29.805 | |
| - oltre 12 mesi | 29.383 | 74.306 | 0 | 29.[illegible] |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | | 9.887 | | 7.358 |
| 13) Altri debiti | | | | |
| - entro 12 mesi | 130.452 | | 22.322 | |
| - oltre 12 mesi | 63 | 130.515 | 0 | 22.322 |
| TOTALE DEBITI | | 1.845.023 | | 987.367 |
| E) RATEI E RISCONTI PASSIVI | | 28.375 | | 6.495 |
| TOTALE PASSIVO | | 1.932.776 | | 1.033.890 |
| TOTALE PATRIMONIO NETTO E PASSIVO | | 2.402.205 | | 1.520.038 |
| CONTI D'ORDINE | | 24.254 | | 177.567 |

(in Lire milioni)

| CONTO ECONOMICO | 31.12.00 Parziali | 31.12.00 Totali | 31.12.99 Parziali | 31.12.99 Totali |
|---|---|---|---|---|
| **A) VALORE DELLA PRODUZIONE** | | | | |
| 1) Ricavi delle vendite e delle prestazioni | | 1.222.951 | | 1.136.044 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | | 50.254 | | (20.810) |
| 4) Incrementi di immobilizzazioni per lavori interni | | 3.937 | | 2.346 |
| 5) Altri ricavi e proventi | | 27.073 | | 22.531 |
| TOTALE VALORE DELLA PRODUZIONE | | 1.304.215 | | 1.140.111 |
| **B) COSTI DELLA PRODUZIONE** | | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | | 625.633 | | 521.080 |
| 7) Per servizi | | 301.812 | | 251.733 |
| 8) Per godimento di beni di terzi | | 14.241 | | 11.885 |
| 9) Per il personale: | | | | |
| a) salari e stipendi | 126.697 | | 115.245 | |
| b) oneri sociali | 36.490 | | 34.140 | |
| c) trattamento di fine rapporto | 7.101 | | 6.144 | |
| d) trattamento di quiescenza e simili | 1.975 | | 2.169 | |
| e) altri costi | 1.396 | 173.659 | 1.068 | 158.766 |
| 10) Ammortamenti e svalutazioni: | | | | |
| a) ammortamento delle immobilizzazioni immateriali | 18.841 | | 18.695 | |
| b) ammortamento delle immobilizzazioni materiali | 41.352 | | 43.108 | |
| c) altre svalutazioni delle immobilizzazioni | 0 | | 35 | |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | 6.868 | 67.061 | 8.310 | 70.148 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | | (16.188) | | 2.397 |
| 12) Accantonamenti per rischi | | 7.820 | | 6.159 |
| 13) Altri accantonamenti | | 1.342 | | 250 |
| 14) Oneri diversi di gestione | | 8.543 | | 15.596 |
| TOTALE COSTI DELLA PRODUZIONE | | 1.183.923 | | 1.038.014 |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | | 120.292 | | 102.097 |
| **C) PROVENTI E ONERI FINANZIARI** | | | | |
| 15) Proventi da partecipazioni: | | | | |
| c) dividendi da altre partecipazioni | 0 | | 92 | |
| d) altri proventi da partecipazioni | 8.481 | 8.481 | 743 | 835 |
| 16) Altri proventi finanziari: | | | | |
| a) da crediti iscritti nelle immobilizzazioni: | | | | |
| - altri | 19 | | 0 | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | 3.097 | | 2.812 | |
| d) proventi diversi dai precedenti: | | | | |
| - da imprese controllate | 68 | | 252 | |
| - da imprese controllanti | 401 | | 2.271 | |
| - altri | 54.731 | 58.316 | 25.720 | 31.055 |
| 17) Interessi e altri oneri finanziari: | | | | |
| a) da imprese controllate | (409) | | (115) | |
| c) da imprese controllanti | (6.641) | | (13.042) | |
| d) altri | (90.529) | (97.579) | (46.281) | (59.438) |
| TOTALE PROVENTI ED ONERI FINANZIARI | | (30.782) | | (27.548) |
| **D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | | | | |
| 18) Rivalutazioni: | | | | |
| a) di partecipazioni | 53 | 53 | 0 | 0 |
| 19) Svalutazioni: | | | | |
| a) di partecipazioni | (1) | (1) | (467) | (467) |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | 52 | | (467) |
| **E) PROVENTI ED ONERI STRAORDINARI** | | | | |
| 20) Proventi: | | | | |
| a) plusvalenze da alienazioni | 294 | | 225 | |
| b) altri proventi straordinari | 3.319 | 3.613 | 342 | 567 |
| 21) Oneri: | | | | |
| a) altri oneri straordinari | (23.548) | (23.548) | (7.607) | (7.607) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | | (19.935) | | (7.040) |
| RISULTATO PRIMA DELLE IMPOSTE | | 69.627 | | 67.042 |
| 22) Imposte sul reddito dell'esercizio | | (41.443) | | (17.916) |
| **23) UTILE DELL'ESERCIZIO** | | 28.184 | | 49.126 |
| 23a) (Utile) dell'esercizio di pertinenza di terzi | | (204) | | (1) |
| **23b) UTILE DELL'ESERCIZIO** | | 27.980 | | 49.125 |

# NOTA INTEGRATIVA

## PREMESSA

Il bilancio consolidato della De' Longhi S.p.A. dell'esercizio chiuso al 31 dicembre 2000 è stato redatto secondo quanto previsto in materia di bilancio consolidato dal D.Lgs. n. 127 del 9 aprile 1991 ed è costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa. Inoltre vengono fornite tutte le informazioni complementari ritenute necessarie a dare una rappresentazione veritiera e corretta della situazione patrimoniale, economica e finanziaria del Gruppo.

I bilanci utilizzati ai fini del consolidamento sono quelli d'esercizio, redatti dai Consigli di Amministrazione delle singole società rettificati, ove necessario, per stornare poste di natura fiscale e per adeguarli ai principi contabili di Gruppo che sono in linea con le norme di legge relative al bilancio consolidato, interpretate ed integrate dai principi contabili enunciati dai Consigli nazionali dei Dottori Commercialisti e dei Ragionieri e, ove mancanti, da quelli enunciati dall'International Accounting Standard Commitee (IASC).

I dati dello stato patrimoniale, del conto economico consolidato e della nota integrativa sono stati espressi in milioni di Lire (o in miliardi di lire nella parte relativa ai commenti) al fine di consentire una maggiore chiarezza espositiva e una più agevole analisi della situazione patrimoniale-finanziaria e del risultato economico del Gruppo.

Nel bilancio consolidato al 31 dicembre 2000 sono stati indicati gli importi delle corrispondenti voci del bilancio consolidato al 31 dicembre 1999. Per rendere omogenei i criteri di classificazione del bilancio consolidato al 31 dicembre 1999 con quelli del bilancio consolidato al 31 dicembre 2000 sono state effettuate alcune riclassifiche, che hanno riguardato principalmente alcune voci dello stato patrimoniale.

Per quanto non specificato di seguito si rimanda ai commenti riportati nella Relazione sulla gestione.

## AREA DI CONSOLIDAMENTO

Il Bilancio Consolidato al 31 dicembre 2000 include i bilanci della capogruppo De' Longhi S.p.A. e delle società Italiane ed Estere da essa controllate, direttamente o indirettamente.
L'elenco delle principali società incluse nel consolidamento con il metodo integrale è riportato in allegato.
Il dettaglio delle partecipazioni valutate con il metodo del patrimonio netto è riportato nella sezione di commento alle immobilizzazioni finanziarie.

L'area di consolidamento ha subito, rispetto al 1999, una rilevante variazione dovuta ad acquisizioni e alienazioni di partecipazioni effettuate a dicembre 2000 e al trasferimento dell'attività del segmento 'riscaldamento fisso'.

Le principali operazioni che hanno determinato variazioni nell'area di consolidamento sono di seguito commentate:

- il trasferimento dell'attività di commercializzazione dei prodotti del segmento 'riscaldamento' dalla società De' Longhi Radiators Srl alla società DL Radiators Spa con la conseguente inclusione nel bilancio consolidato del 2000 di soli 3 mesi di attività (rispetto ai 12 mesi del 1999). Il 31 marzo 2000 è infatti scaduto il contratto di affitto d'azienda sottoscritto fra le due società sopraindicate e, a partire dal 1 aprile 2000 l'attività operativa è tornata in capo alla locatrice (DL Radiators Spa). In data 28 dicembre 2000 è stata poi ceduta la partecipazione detenuta in De' Longhi Radiators Srl in quanto inattiva e quindi non più strategica per il Gruppo.

- l'alienazione delle partecipazioni nelle società Nauta S.r.l., De' Longhi Canada Distributors Inc. e Ontario Inc.. L'uscita di tali società dall'area di consolidamento, non ha determinato variazioni sulla situazione patrimoniale ed economica consolidata, in quanto erano inattive o svolgevano limitata attività di servizi per il Gruppo.

- l'acquisizione da parte di De' Longhi Pinguino Sa, società controllata interamente da De' Longhi Spa, di alcune partecipazioni di seguito elencate, con conseguente inclusione nell'area di consolidamento; le acquisizioni, avvenute il 28 dicembre 2000, hanno riguardato:

  - il 99,99% del capitale sociale della società De' Longhi Divisione Cucine Spa per Lire 71,7 miliardi dalla De' Longhi Soparfi;
  - il 99,92% del capitale sociale della società DL Radiators Spa per Lire 96,4 miliardi dalla società Xarocco – MKG e Investments Lda;
  - il 90% del capitale sociale della società Climaveneta Spa per Lire 276,9 miliardi dalla società De' Longhi Soparfi, tenuto conto che il residuo 10% è costituito da azioni proprie;
  - il 100% del capitale sociale della società Micromax Spa per Lire 39,7 miliardi dalla società De' Longhi Soparfi;
  - il 30% del capitale sociale della società Ergoklima Spa per Lire 54,2 miliardi dalla società De' Longhi Soparfi.

  per un totale di Lire 538,9 miliardi più Lire 125 milioni come oneri accessori. I valori sono stati determinati sulla base di perizie predisposte da autorevoli esperti indipendenti. Le società acquisite sono state consolidate con il metodo integrale con effetto il 31 dicembre 2000 limitatamente allo stato patrimoniale.

- l'acquisizione della partecipazione nella società Sile Corpi Scaldanti, per l'importo di Lire 4,6 miliardi.

- la costituzione della società DL Clima Polska, che svolge attività di commercializzazione dei prodotti del segmento 'riscaldamento fisso' nel mercato Polacco.

- la costituzione della società E-Services S.r.l.,capitale di Eur 50.000 con una quota di possesso del Gruppo del 51% con contestuale stipulazione di un contratto di affitto d'azienda con De' Longhi Spa.

## CRITERI DI CONSOLIDAMENTO

I criteri di consolidamento più significativi adottati nella redazione del bilancio consolidato sono i seguenti:

- Il consolidamento dei dati è effettuato secondo il metodo dell'integrazione globale, eliminando il valore di carico delle partecipazioni consolidate a fronte delle corrispondenti quote di patrimonio netto.
- La differenza eventualmente emergente dall'eliminazione delle partecipazioni, nell'esercizio in cui una società è inclusa per la prima volta nel bilancio consolidato è attribuita:
  - se positiva, ove possibile, agli elementi dell'attivo e del passivo delle società incluse nel consolidamento. L'eventuale residuo è iscritto nella voce "Differenza di Consolidamento";
  - se negativa è iscritta in una voce del patrimonio netto "Riserva di consolidamento".
- La differenza positiva è ammortizzata in funzione della stimata vita utile.
- Le quote di patrimonio netto e di risultato netto di competenza di azionisti terzi sono esposte separatamente in apposite voci del patrimonio netto consolidato denominate rispettivamente "Capitale e Riserve di pertinenza di Terzi" e "Utile dell'Esercizio di pertinenza di Terzi".
- Le partite di debito e di credito, dei costi e ricavi e di tutte le operazioni intercorse tra le società comprese nell'area di consolidamento, inclusi i dividendi distribuiti tra le società del Gruppo sono eliminati. Vengono inoltre eliminati gli utili non realizzati e le plusvalenze e minusvalenze derivanti da operazioni fra società del Gruppo.
- Nel bilancio consolidato sono altresì eliminati gli effetti degli accantonamenti e delle rettifiche di valore operati dalle singole società incluse nell'area di consolidamento per conseguire i benefici fiscali ammessi dalle leggi vigenti, considerati i relativi effetti fiscali ove applicabili.

### Criteri e cambi applicati nella conversione in Lire dei bilanci espressi in moneta estera

La conversione in Lire italiane dei Bilanci delle società estere è effettuata nel seguente modo:

- per le attività e le passività vengono utilizzati i cambi correnti alla chiusura dell'esercizio, che per le valute dei Paesi aderenti all'UE sono rappresentati dai tassi di cambio irrevocabili definiti dalla Commissione Europea il 31 dicembre 1998;
- per le voci del conto economico vengono utilizzati i cambi medi dell'anno;
- per le singole voci del patrimonio netto vengono utilizzati tassi di cambio storici.

Le differenze di cambio relative all'applicazione di tale metodo vengono contabilizzate direttamente in una specifica voce del patrimonio netto consolidato denominata "Riserva da differenze di conversione".

I tassi di cambio Lira/valuta applicati per la conversione sono stati i seguenti:

| VALUTA | | CAMBIO MEDIO '00 (**) | CAMBIO AL 31.12.00 (*) |
|---|---|---|---|
| Franco francese (*) | FRF | 295,182 | 295,182 |
| Fiorino olandese (*) | NLG | 878,641 | 878,641 |
| Marco tedesco (*) | DEM | 989,999 | 989,999 |
| Franco lussemburghese (*) | LUF/BEF | 47,999 | 47,999 |
| Sterlina inglese | GBP | 3.178,432 | 3.102,499 |
| Dollaro statunitense | USD | 2.102,587 | 2.080,892 |
| Yen giapponese | JPG | 19,513 | 18,109 |
| Dollaro canadese | CAD | 1.414,986 | 1.386,516 |
| Scudo portoghese | PTE | 9,658 | 9,658 |
| Peseta spagnola | ESP | 11,637 | 11,637 |
| Zloty polacco | PLN | 483,41 | 502,95 |
| Dracma greca | GRD | 5,682 | 5,682 |
| Scellino austriaco | ATS | 140,71 | 140,71 |

(*) cambi così fissati dalla C.E. nel 1998
(**) fonte: UIC (Ufficio Italiano Cambi)

## CRITERI DI VALUTAZIONE APPLICATI NELLA REDAZIONE DEL BILANCIO CONSOLIDATO

I criteri di valutazione più significativi applicati nella redazione del bilancio consolidato al 31 dicembre 2000, in ottemperanza a quanto previsto dall'articolo 2426 del Codice Civile, richiamato dall'art. 35 del D.Lgs. 127/91 sono i seguenti:

**a- Immobilizzazioni immateriali**

Le immobilizzazioni immateriali sono iscritte al costo di acquisto inclusivo degli oneri accessori e sono ammortizzate sistematicamente in relazione della loro residua possibilità di utilizzo.

Qualora emerga, indipendentemente dall'ammortamento già contabilizzato, una perdita durevole di valore, l'immobilizzazione viene corrispondentemente svalutata; se in esercizi successivi vengono meno i presupposti della svalutazione, viene ripristinato il valore originario.

La voce costi di impianto e di ampliamento, che include le spese di costituzione e per aumenti di capitale, è ammortizzata in un periodo di cinque anni.

Le spese di ricerca e sviluppo sono capitalizzate se relative alla realizzazione di specifici prodotti chiaramente definiti per i quali è ragionevolmente dimostrata la fattibilità tecnica degli stessi e l'esistenza di un futuro mercato. Il valore di iscrizione viene sistematicamente ammortizzato in un periodo di cinque anni.

Le concessioni, marchi e diritti simili sono ammortizzati in relazione alla loro residua possibilità di utilizzo, stimata in un periodo di dieci-venti anni per i marchi, di quattro anni per i diritti di utilizzo delle opere di ingegno e di dieci anni per i brevetti.

Le differenze di consolidamento sono ammortizzate sistematicamente in un periodo di dieci anni in alcuni casi e in altri di venti anni, in funzione della ragionevole utilità futura ed in base alle prospettive di Gruppo di impiego economico, stimate con riferimento alle caratteristiche del settore in cui operano le partecipate.

L'iscrizione dei valori è avvenuta, ove prevista, con il consenso del collegio sindacale. Si rammenta che, ai sensi dell'art. 2426 del c.c., fintanto che l'ammortamento dei costi di impianto e ampliamento, di ricerca, di sviluppo e pubblicità aventi durata pluriennale non risulti completato possono essere distribuiti dividendi solo se residuano riserve disponibili sufficienti a coprire l'ammontare residuo dei costi capitalizzati.

**b- Immobilizzazioni materiali**
Le Immobilizzazioni materiali sono iscritte al costo di acquisto o di produzione, comprensivo degli oneri accessori di diretta imputazione, aumentato per alcune categorie di beni delle rivalutazioni monetarie effettuate ai sensi delle Leggi n. 576/75, n.72/83 e n. 413/91 (e di allocazioni di valore emerse in sede di fusione e di consolidamento). Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni.
Le immobilizzazioni materiali sono iscritte al netto degli ammortamenti che sono calcolati sistematicamente in ogni esercizio in relazione alla residua possibilità di utilizzazione dei beni. Le immobilizzazioni entrate in funzione durante l'esercizio sono ammortizzate con l'aliquota ridotta della metà per tenere conto del minor utilizzo.
Le aliquote applicate sono state le seguenti:

| | |
|---|---|
| Fabbricati industriali | 3,0% |
| Costruzioni leggere | 10,0% |
| Impianti generici/specifici | 10,0-15,5% |
| Forni | 15% |
| Attrezzatura varia | 25,0% |
| Impianti di depurazione | 15,0% |
| Mobili e macchine ufficio | 12,0% |
| Macchine elettromeccaniche | 20,0% |
| Laboratorio chimico | 25% |
| Discariche | 15% |
| Autoveicoli da trasporto | 20,0% |
| Autovetture | 25,0% |

I costi di manutenzione ordinaria sono addebitati integralmente a conto economico, mentre quelli aventi natura incrementativa della vita utile dei beni cui si riferiscono sono attribuiti ai cespiti stessi e ammortizzati in relazione alle residue possibilità di utilizzo.
I beni di investimento acquistati mediante contratti di leasing finanziario sono contabilizzati secondo quanto previsto dal Principio Contabile Internazionale di riferimento (IAS n. 17), che prevede l'iscrizione tra le immobilizzazioni del valore normale del bene, ammortizzato in base alle aliquote applicabili ai rispettivi beni con contestuale rilevazione tra le passività del corrispondente debito finanziario verso le società locatrici. A Conto Economico vengono contabilizzate le quote di ammortamento sui beni e gli interessi di competenza.

**c- Immobilizzazioni finanziarie**
Le partecipazioni in società collegate e controllate escluse dall'area di consolidamento sono valutate con il metodo del patrimonio netto, mentre le partecipazioni in altre società sono valutate con il metodo del costo di acquisto, rettificato nei casi in cui le partecipate abbiano subito perdite di valore ritenute durevoli; il valore originario è ripristinato negli esercizi successivi ove vengano meno i motivi della svalutazione effettuata.

I crediti finanziari sono iscritti al loro valore di presumibile realizzo.
Gli altri titoli immobilizzati sono iscritti al costo svalutato in presenza di perdite durevoli di valore.

**d- Rimanenze di magazzino**
Le rimanenze sono valutate al minore tra il costo di acquisto o produzione, determinato applicando il criterio del costo medio ponderato, ed il valore di realizzo desunto dall'andamento di mercato. Il costo di produzione è stato utilizzato per i prodotti finiti e semilavorati; nella valutazione dei prodotti in corso di lavorazione si è tenuto conto del costo di produzione in funzione delle effettive fasi di lavorazione raggiunte a fine esercizio. Le rimanenze obsolete o a lento rigiro sono svalutate in relazione alla loro presunta possibilità di utilizzo futuro, mediante l'iscrizione di un apposito fondo rettificativo del valore delle rimanenze.

**e- Crediti e debiti**
I crediti sono iscritti in bilancio al presunto valore di realizzo mediante lo stanziamento di congrui fondi di svalutazione, determinati adottando criteri di prudenza.
I debiti sono espressi al valore nominale.

**f- Attività finanziarie che non costituiscono immobilizzazioni**
Sono iscritte in bilancio al minore tra il costo di acquisto ed il valore di realizzazione desumibile dall'andamento del mercato. Se negli esercizi successivi vengono meno le motivazioni della svalutazione, il costo originario viene ripristinato.

**g- Ratei e risconti**
Sono iscritti in tale voce quote di costi e proventi comuni a due o più esercizi, la cui entità varia in ragione del tempo, in applicazione del principio della competenza economica e temporale.

**h- Disponibilità liquide**
Sono valutate al valore nominale.

**i- Fondi per rischi e oneri**
Sono stanziati in bilancio fondi specifici al fine di coprire oneri di natura determinata, di esistenza certa o probabile, dei quali alla chiusura dell'esercizio non sono determinabili l'ammontare o la data di sopravvenienza; gli stanziamenti riflettono la migliore stima possibile sulla base delle informazioni disponibili.

**l- Trattamento di fine rapporto di lavoro subordinato**
Il trattamento fine rapporto è iscritto in conformità alle leggi e ai contratti di lavoro in vigore e riflette la passività maturata nei confronti di tutti i dipendenti alla data di bilancio.

**m- Costi e ricavi**
Sono iscritti in bilancio secondo il principio della prudenza e della competenza economica.
I ricavi sono indicati al netto dei resi, degli sconti, degli abbuoni e dei premi, nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. I ricavi per la vendita dei prodotti sono riconosciuti al momento del passaggio di proprietà che, generalmente, coincide con la spedizione dei beni.
I costi sono imputati al bilancio secondo criteri analoghi a quelli di riconoscimento dei ricavi.

**n- Differenze cambio originate da operazioni in valuta estera e criteri di conversione delle poste in valuta**
Le operazioni effettuate in valuta estera vengono contabilizzate ai cambi contabili del momento in cui vengono poste in essere e le differenze cambio originatesi nel periodo vengono imputate al conto economico tra gli oneri e proventi finanziari.
I debiti e crediti in essere alla chiusura dell'esercizio e i contratti derivati di copertura sono adeguati ai cambi in vigore alla data di bilancio solo se dall'adeguamento complessivo scaturisce una perdita, mediante l'accantonamento al fondo rischi cambi così come consentito dalle norme di legge.

**o- Strumenti finanziari**
Gli strumenti finanziari utilizzati per operazioni di copertura del rischio di cambio sono valutati in modo coerente con le attività e passività coperte. In particolare, relativamente alle operazioni di copertura delle attività e passività non denominate in Lire, gli oneri e proventi, nonché gli eventuali effetti, corrispondenti alla differenza tra il valore contrattuale originario ed il valore a termine sono rilevati per competenza.

**p- Imposte sul reddito**
Sono determinate in relazione al reddito imponibile ed in conformità alle disposizioni vigenti nei singoli paesi. E' inoltre contabilizzato il saldo netto tra le imposte anticipate e differite sulla base di quanto previsto dal documento n. 25 emesso dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri in materia di trattamento contabile delle imposte sui redditi; sono state quindi stanziate le imposte anticipate (differite) secondo il metodo della passività fiscale per recepire gli effetti fiscali su alcune rettifiche di consolidamento e su tutte le differenze temporanee emergenti fra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali, applicando l'aliquota fiscale attualmente vigente. Il beneficio delle perdite fiscali riportabili a nuovo è contabilizzato nei limiti in cui si ritenga probabile conseguire in futuro imponibili fiscali sufficienti ad assorbire le perdite riportabili durante il periodo nel quale le stesse sono deducibili secondo la normativa tributaria vigente.
Sono stanziate le imposte differite sugli utili indivisi delle società controllate qualora sia probabile la loro distribuzione e qualora le partecipazioni non siano mantenute in via permanente.

**q- Conti d'ordine**
Gli impegni e le garanzie sono indicati nei conti d'ordine al loro valore contrattuale.

## COMMENTI ALLE PRINCIPALI VOCI DELLO STATO PATRIMONIALE E DEL CONTO ECONOMICO.

L'area di consolidamento del bilancio consolidato al 31 dicembre 2000 è variata significativamente rispetto all'esercizio precedente, per effetto delle acquisizioni effettuate a fine dicembre 2000. Conseguentemente per alcune voci il confronto con il 1999 potrebbe non essere omogeneo. A tal fine è riportata di seguito una tabella che evidenzia la variazione delle principali voci dello stato patrimoniale rispetto al 1999 calcolate considerando un'area di consolidamento omogenea (*).

| | 2000 Totale Consolidato | Effetto acquisizioni | Consolidato senza acquisizioni (*) A | 1999 B | Differenza (A-B) |
|---|---|---|---|---|---|
| Crediti v/soci per versamenti | 0 | 0 | 0 | 25.000 | (25.000) |
| Immobilizzazioni immateriali (**) | 748.467 | 551.057 | 197.410 | 209.537 | (12.127) |
| Immobilizzazioni materiali | 344.097 | 85.712 | 258.385 | 267.287 | (8.902) |
| Immobilizzazioni finanziarie | 22.679 | 5.551 | 17.128 | 43.598 | (26.470) |
| **Totale immobilizzazioni** | **1.115.243** | **642.320** | **472.923** | **520.422** | **(47.499)** |
| Rimanenze | 370.539 | 71.470 | 299.069 | 227.605 | 71.464 |
| Crediti v/clienti | 615.735 | 107.175 | 508.560 | 497.337 | 11.223 |
| Crediti v/collegate - controllate - controllanti | 30.942 | 0 | 30.942 | 4.015 | 26.927 |
| Crediti v/altri | 115.129 | 31.048 | 84.081 | 95.507 | (11.426) |
| Altre att. Non imm./liquidità | 130.980 | 24.995 | 105.985 | 145.815 | (39.830) |
| **Totale attivo circolante** | **1.263.325** | **234.688** | **1.028.637** | **970.279** | **58.358** |
| Ratei e risconti attivi | 23.637 | 571 | 23.066 | 4.337 | 18.729 |
| | | | | | |
| Totale attivo | 2.402.205 | 877.579 | 1.524.626 | 1.520.038 | 4.588 |
| | | | | | |
| Patrimonio Netto | 469.429 | 0 | 469.429 | 486.148 | (16.719) |
| | | | | | |
| Fondi rischi e oneri | 21.852 | 4.832 | 17.020 | 15.726 | 1.294 |
| Fondo TFR | 37.526 | 11.130 | 26.396 | 24.302 | 2.094 |
| | | | | | |
| Obbligazioni | 290.440 | 0 | 290.440 | 92.711 | 197.729 |
| Banche passive | 533.006 | 128.901 | 404.105 | 397.107 | 6.998 |
| Altri finanziatori | 26.437 | 18.348 | 8.089 | 23.572 | (15.483) |
| Debiti v/fornitori | 357.814 | 95.797 | 262.017 | 258.132 | 3.885 |
| Acconti/altri debiti | 220.234 | 26.054 | 194.180 | 62.027 | 132.153 |
| Debiti v/controllate - collegate - controllanti | 417.092 | 0 | 417.092 | 153.818 | 263.274 |
| **Totale debiti** | **1.845.023** | **269.100** | **1.575.923** | **987.367** | **588.556** |
| Ratei e risconti passivi | 28.375 | 2.050 | 26.325 | 6.495 | 19.830 |
| | | | | | |
| Totale passivo | 2.402.205 | 287.112 | 2.115.093 | 1.520.038 | 595.055 |
| | | | | | |
| Effetto patrimoniale netto per Var. area di consolidamento | | 590.467 | (590.467) | 0 | (590.467) |

(*) Per acquisizioni si intende l'acquisto di partecipazioni effettuato il 28.12.00; gli effetti della tabella sopra riportata includono anche l'allocazione della differenza di consolidamento.
(**) nella colonna "effetti acquisizioni" l'importo relativo alla voce immobilizzazioni immateriali include prevalentemente le differenze di consolidamento relative agli acquisti di partecipazioni che incidono per circa Lire 536,6 miliardi.

### A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI

Durante il 2000 è stato interamente incassato il credito verso i soci di Lire 25 miliardi per l'aumento di capitale sociale sottoscritto a dicembre 1999.

### B) IMMOBILIZZAZIONI

Le voci delle immobilizzazioni immateriali "marchi" e delle immobilizzazioni materiali "grandi impianti" e "impianti generici/specifici" includono alcune rivalutazioni effettuate dalla Capogruppo in precedenti esercizi conseguenti l'allocazione del disavanzo di fusione non riconosciuto ai fini fiscali.

Si evidenzia che al 31 dicembre 2000 la Capogruppo , in applicazione dell'Art. 14 della L. 342/2000, ha inteso effettuare il riallineamento dei valori riconosciuti fiscalmente dei beni sottoelencati e posseduti al 31 dicembre 1999 rispetto ai maggiori valori civilistici esposti in bilancio.
Tale riallineamento ha comportato il pagamento di un imposta sostitutiva del 19% sull'ammontare della differenza tra i due valori. Nel prospetto che segue si riporta il dettaglio delle voci interessate dal riallinemento e la conseguente imposta sostitutiva che sono così dettagliati:

| | Differenza tra valori civili e fiscali | Imposta sostitutiva |
|---|---|---|
| - marchi | 190,7 | 36,2 |
| - grandi impianti | 15,9 | 3,0 |
| - impianti generici/specifici | 25,4 | 4,8 |
| | 232,0 | 44,0 |

Detta imposta sostitutiva, sulla base di un'interpretazione sistematica e coordinata delle norme di legge e delle relative disposizioni di attuazione, è stata contabilizzata direttamente in diminuzione della voce di patrimonio netto "riserve straordinarie".
Inoltre, come previsto dalla citata normativa per l'ammontare del riallineamento, è stato posto un vincolo fiscale alle voci di patrimonio netto della capogruppo "riserve straordinarie" per Lire 34 miliardi, alla voce di bilancio "riserva legale" per Lire 4,5 miliardi ed alla voce "capitale sociale" per Lire 193,5 miliardi per un importo complessivo di lire 232 miliardi pari al riallineamento.
Un dettaglio delle rivalutazioni effettuate è riportato nell'allegato n° 4 della presente nota.

I - IMMOBILIZZAZIONI IMMATERIALI
Il dettaglio è il seguente:

| [in milioni di lire] | 31.12.1999 Lordo | Netto | 31.12.2000 Lordo | Netto | 1999/2000 su valori netti |
|---|---|---|---|---|---|
| Costi d'impianto e di ampliamento | 6.468 | 237 | 8.532 | 637 | 400 |
| Costi di ricerca, sviluppo e pubblicità | 5.610 | 992 | 6.147 | 698 | (294) |
| Diritti di brevetto | 26.552 | 4.423 | 33.980 | 6.659 | 2.236 |
| Licenze, marchi e diritti simili | 238.832 | 192.214 | 257.977 | 191.075 | (1.139) |
| Differenza di consolidamento | 15.535 | 10.658 | 560.679 | 545.344 | 534.686 |
| Altre voci | 6.448 | 1.013 | 11.699 | 4.054 | 3.041 |
| Totale | 299.445 | 209.537 | 879.014 | 748.467 | 538.930 |

L'incremento di Lire 538,9 miliardi rispetto al 1999 è dovuto principalmente agli effetti dell'entrata nell'area di consolidamento delle società acquisite a fine dicembre 2000 e della Sile Corpi Scaldanti, acquisita a febbraio 2000, che hanno determinato un maggior valore delle attività immateriali per circa Lire 551,1 miliardi (soprattutto differenza di consolidamento e marchi) e alla contabilizzazione di ammortamenti per l'importo di circa Lire 18,8 miliardi.

La variazione della voce "differenza di consolidamento" di Lire 534,6 miliardi è dovuta, oltre che agli ammortamenti calcolati per Lire 1,9 miliardi, al consolidamento delle acquisizioni (la differenza è stata determinata come confronto tra il prezzo pagato rispetto al patrimonio netto alla data del 31 dicembre 2000); tale differenza, che è stata allocata temporaneamente alla voce "Differenza di Consolidamento" in attesa dell'allocazione, ove possibile, alle singole voci dell'attivo e del passivo sulla base di perizie che saranno predisposte da esperti

indipendenti, non è stata ammortizzata in quanto, come sopra menzionato, le acquisizioni sono state effettuate a fine dicembre 2000. L'ammortamento verrà contabilizzato a partire dall'esercizio 2001, momento in cui le società concorreranno alla formazione dei risultati di Gruppo.

La ripartizione che segue è finalizzata a dare conto delle differenze formatesi per effetto dell'acquisizione (prezzo meno patrimonio netto) e di quelle già presenti nei bilanci delle società acquisite; il dettaglio è il seguente:

| [in miliardi di lire] | Differenza di consolidamento |
|---|---|
| | |
| Società acquisite direttamente: | |
| - Climaveneta | 265,2 |
| - Ergoklima (30%) | 36,1 |
| - Micromax | 11,0 |
| - DL Radiators | 88,3 |
| - Divisione Cucine | 42,2 |
| | 442,8 |
| Sile Corpi Scaldanti | 3,3 |
| | |
| Società controllate indirettamente: | |
| - Elba | 35,2 |
| - Radel | 99,3 |
| - Ergoklima (70%) | (41,7) |
| - Clima D. | 0,7 |
| | 539,6 |
| Rettifiche di consolidamento | (3) |
| | 536,6 |

La diminuzione della voce "costi di ricerca, di sviluppo e pubblicità" è la risultante delle quote di ammortamento calcolate nell'esercizio e della capitalizzazione dei costi di sviluppo del progetto "nuovo Microonde Vocale".
La voce "Licenze, marchi e diritti simili" include principalmente il valore attribuito ai marchi iscritto in seguito all'allocazione del disavanzo derivante dalla fusione avvenuta nel 1995. In particolare la voce si riferisce al marchio aziendale "De' Longhi" e ad altri marchi registrati del gruppo per importi marginali (quali "Pinguino", "Sfornatutto", "Friggimeglio, "Stiromeglio", ecc.).

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2000 nelle principali voci delle immobilizzazioni immateriali:

| [in milioni di lire] | Spese di Impianto e ampliamento | Costi di ricerca e Sviluppo | Diritti di brevetto | Licenze, marchi e diritti simili | Diff. di consolidam | Altre | Totale |
|---|---|---|---|---|---|---|---|
| Saldo iniziale netto | 237 | 992 | 4.423 | 192.214 | 10.658 | 1.013 | 209.537 |
| Variaz.area di consolid. | 67 | - | 2.274 | 11.417 | 536.570 | 729 | 551.057 |
| Incrementi | 459 | 254 | 2.343 | - | - | 3.409 | 6.465 |
| Ammort.ti | (126) | (569) | (2.391) | (12.671) | (1.884) | (1.200) | (18.841) |
| Differenze convers. e altri movim. | - | 21 | 10 | 115 | - | 103 | 249 |
| Saldo finale netto | 637 | 698 | 6.659 | 191.075 | 545.344 | 4.054 | 748.467 |

## II- IMMOBILIZZAZIONI MATERIALI

Le immobilizzazioni materiali sono così dettagliate:

| [in milioni di lire] | 31.12.1999 Lordo | Netto | 31.12.2000 Lordo | Netto | 1999/2000 su valori netti |
|---|---|---|---|---|---|
| Terreni e fabbricati | 194.582 | 148.965 | 238.656 | 176.387 | 27.422 |
| Impianti e macchinari | 221.090 | 75.335 | 367.561 | 113.743 | 38.408 |
| Attrezzature industriali | 126.983 | 32.264 | 174.543 | 40.217 | 7.953 |
| Altre | 38.746 | 10.037 | 42.025 | 11.302 | 1.265 |
| Immobilizzazioni e acconti | 686 | 686 | 2.448 | 2.448 | 1.762 |
| Totale | 582.087 | 267.287 | 825.233 | 344.097 | 76.810 |

L'incremento di Lire 76,8 miliardi è la risultante soprattutto della variazione dell'area di consolidamento per le società acquisite a fine dicembre 2000, che incidono per circa Lire 84 miliardi, di acquisti effettuati nell'esercizio per circa Lire 35 miliardi e delle quote di ammortamento calcolate nell'esercizio, per Lire 41 miliardi.
Si segnalano soprattutto gli incrementi riguardanti la voce 'attrezzature industriali', alimentata prevalentemente da stampi e attrezzature destinati alla produzione di nuovi prodotti, e la voce 'impianti e macchinari'.
La voce include beni acquisiti in locazione finanziaria, così dettagliati (valori al netto del fondo ammortamento):

| | 2000 | 1999 |
|---|---|---|
| Fabbricati | 8.035 | 8.163 |
| Impianti e Attrezzature | 20.324 | 4.929 |
| Altri beni | 279 | 595 |
| | 28.638 | 13.687 |

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2000 nelle principali voci delle immobilizzazioni materiali:

| [in milioni di lire] | Terreni e fabbricati | Impianti e macchinari | Attrezzature industriali e commerciali | Altri beni | Immobilizz. in corso e acconti | Totale |
|---|---|---|---|---|---|---|
| Saldo iniziale netto | 148.965 | 75.335 | 32.264 | 10.037 | 686 | 267.287 |
| Variazione area di consolidamento | 31.873 | 44.455 | 5.163 | 1.584 | 1.322 | 84.397 |
| Incrementi | 1.649 | 10.042 | 18.970 | 3.252 | 897 | 34.810 |
| Decrementi | (488) | 0 | (556) | (364) | (100) | (1.508) |
| Ammortamenti | (5.870) | (16.179) | (15.821) | (3.482) | - | (41.352) |
| Diff. di conversione e altri movimenti | 258 | 90 | 197 | 275 | (357) | 463 |
| Saldo finale netto | 176.387 | 113.743 | 40.217 | 11.302 | 2.448 | 344.097 |

III- IMMOBILIZZAZIONI FINANZIARIE

**1- Partecipazioni**

| | 2000 | 1999 |
|---|---|---|
| Partecipazioni in società controllate | 2.409 | 2.409 |
| Partecipazioni in società collegate | 11.629 | 11.577 |
| Altre imprese | 319 | 384 |
| **Totale** | 14.357 | 14.370 |

Il dettaglio delle partecipazioni non consolidate con il metodo integrale è il seguente:

| Attività finanziaria | Valore di carico | Quota del gruppo | Criterio di valutazione | Sede | Valu -ta | Capitale Sociale |
|---|---|---|---|---|---|---|
| | | | | | | |
| Società controllate: | | | | | | |
| Clim.Re Sa | 2.409 | 100,00 | Patr. Netto | Lussemburgo | Flux | 50.000.000 |
| | | | | | | |
| | | | | | | |
| Società collegate: | | | | | | |
| Omas S.r.l. | 2.027 | 40,00 | Patr. Netto | S.Vittorio di Gualtieri (RE) | Lit | 700.000.000 |
| Effegici S.r.l. | 144 | 25,00 | Patr. Netto | Gorgo al Monticano | Lit | 470.000.000 |
| Liguria Vita | 3.458 | 30,00 | Patr. Netto | Treviso | Lit | 12.000.000.000 |
| Partecipazione detenuta tramite Fiduciaria | 6.000 | | Patr. Netto | | Lit. | 300.000.000 |
| Totale collegate | 11.629 | | | | | |

La società controllata Clim.Re Sa, che svolge limitata attività di servizi assicurativi a favore di alcune società del Gruppo, è stata esclusa dal consolidamento integrale in quanto svolge attività eterogenea rispetto a quella del Gruppo ed è stata consolidata con il metodo del patrimonio netto, al pari delle altre società collegate.
La partecipazione detenuta tramite fiduciaria è relativa ad una società che produce prodotti finiti per conto del Gruppo; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs 127/91), di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o ad imprese del Gruppo.

**2- Crediti**
L'importo si riferisce, prevalentemente, al credito per l'anticipo dell'imposta sul Trattamento Fine Rapporto ed al credito verso una Società Fiduciaria per l'importo di Lire 5 miliardi, che è stato ceduto in data 9 aprile 2001 alla società controllante De'Longhi Soparfi al valore nominale.

## C) ATTIVO CIRCOLANTE

I- RIMANENZE

La voce rimanenze di magazzino, esposta al netto del fondo svalutazione magazzino, è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Materie prime | 131.009 | 66.365 |
| Prodotti in corso di lavorazione | 41.234 | 24.224 |
| Prodotti finiti | 198.296 | 137.016 |
| **Totale** | **370.539** | **227.605** |

L'incremento delle rimanenze è dovuto al consolidamento delle società acquisite, che incide per circa Lire 71 miliardi, e agli effetti dell'andamento delle vendite dei prodotti relativi al condizionamento influenzate dal cattivo andamento della stagione climatica. L'importo delle rimanenze è rettificato da un fondo svalutazione magazzino di Lire 8,2 miliardi (Lire 11,5 miliardi per il 1999) per i prodotti e le materie prime che presentano bassa rotazione o obsolescenza e considerati non più strategici per il gruppo.

Rileviamo, inoltre, che la valutazione delle rimanenze di magazzino sulla base del costo corrente non evidenzierebbe differenze significative.

II - CREDITI

Il saldo è così composto:

| | 2000 | 1999 |
|---|---|---|
| Verso clienti | 615.735 | 497.337 |
| Verso imprese controllate | 0 | 2.059 |
| Verso imprese collegate | 2.529 | 1.925 |
| Verso imprese controllanti | 28.413 | 31 |
| Verso altri | 115.129 | 95.507 |
| **Totale** | **761.806** | **596.859** |

I crediti con scadenza oltre 12 mesi ammontano a Lire 436 milioni verso clienti e a Lire 3,7 miliardi verso altri.

**1- Crediti verso clienti**

I crediti verso clienti sono esposti al netto di un fondo svalutazione crediti pari a Lire 11,4 miliardi che rappresenta la stima ragionevole del rischio prevedibile alla data di redazione del bilancio ed è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia.

I movimenti del fondo svalutazione crediti sono riepilogati nella tabella che segue:

| | 1999 | Incrementi | Decrementi | Diff. di conv. | 2000 |
|---|---|---|---|---|---|
| Fondo svalut. crediti | 23.325 | 8.607 | (20.515) | 11 | 11.428 |

L'incremento dei crediti verso la clientela deriva, principalmente, dalla variazione dell'area di consolidamento, il cui effetto è pari a circa Lire 107 miliardi; la variazione, considerando un'area di consolidamento omogenea con il 1999, evidenzia quindi un miglioramento nei termini di incasso considerando l'incremento del fatturato del 2000 rispetto al 1999.

**2- Crediti verso imprese controllate**

La voce include, nei valori relativi al 1999, il credito verso la società Italia Distribuidora de Elett. Ltda che è stata ceduta a terzi a fine dicembre 2000. Conseguentemente il credito che residua al 31 dicembre 2000 a Lire 0,7 miliardi è stato classificato nella voce Crediti verso terzi.

**3- Crediti verso imprese collegate**

L'importo è relativo ai crediti commerciali nei confronti della società collegata Omas S.r.l.

**4- Crediti verso imprese controllanti**

Il dettaglio dei crediti verso imprese controllanti è il seguente:

| | **2000** | **1999** |
|---|---|---|
| De' Longhi Soparfi | 28.370 | 0 |
| De' Longhi Holding | 43 | 31 |
| **Totale** | 28.413 | 31 |

Il credito verso la società controllante De' Longhi Soparfi ha natura finanziaria ed è relativo all'alienazione di partecipazioni effettuata dalle società controllate Ergoklima S.p.a. e Micromax S.p.a. perfezionatesi a fine dicembre 2000. Tale credito è stato interamente incassato a gennaio 2001.

**5- Crediti verso altri**
Il dettaglio della voce crediti verso altri include:

| | 2000 | 1999 |
|---|---|---|
| Crediti verso Erario | 57.097 | 35.592 |
| Anticipi a fornitori | 3.443 | 5.792 |
| Crediti per imposte anticipate | 36.279 | 35.100 |
| Anticipi al personale | 123 | 263 |
| Altri crediti | 14.438 | 18.601 |
| **Totale crediti verso altri** | 111.380 | 95.348 |
| Crediti oltre 12 mesi | 3.749 | 159 |
| **Totale crediti verso altri** | 115.129 | 95.507 |

La voce "Crediti verso Erario" include crediti di Imposta per Lire 6 miliardi e per IVA per Lire 51 miliardi; la variazione rispetto al 1999 è da attribuire principalmente all'aumento del credito per Iva per effetto di maggiori vendite all'esportazione da parte di alcune società del Gruppo che non hanno potuto avvalersi totalmente della possibilità di acquistare beni e servizi in regime di non imponibilità, come previsto dalla normativa vigente.
La voce "Crediti per imposte anticipate" è riferita all'iscrizione delle imposte anticipate calcolate sulle differenze temporanee emergenti tra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali ed inoltre alle imposte anticipate derivanti da perdite riportabili ai fini fiscali.

Il saldo patrimoniale per imposte anticipate al 31 dicembre 2000 è così dettagliato:

| | 2000 | 1999 |
|---|---|---|
| - differenze temporanee (fondi tassati, etc.) | 20.347 | 25.904 |
| - rettifiche di consolidamento | 15.932 | 9.196 |
| Totale | 36.279 | 35.100 |

La voce "Altri crediti" include il credito verso la società "Cogef S.p.A. in liquidazione" per un valore netto di Lire 6,7 miliardi; tale credito è stato ceduto, in data 30 marzo 2001, a terzi pro soluto al medesimo valore contabile di Lire 6,7 miliardi.

La voce "Crediti oltre 12 mesi" include i depositi cauzionali e i crediti v/Erario per imposte a rimborso. L'aumento rispetto all'esercizio precedente è determinato dal credito della Capogruppo verso l'Erario per il rimborso di imposta di registro.

III- ATTIVITÀ FINANZIARIE CHE NON COSTITUISCONO IMMOBILIZZAZIONI
La voce è composta da titoli obbligazionari e di debito pubblico e partecipazioni azionarie, acquistati per impiego di eccedenze di liquidità.

IV- DISPONIBILITÀ LIQUIDE
La voce è costituita da eccedenze nei c/c di corrispondenza intrattenuti con gli Istituti di Credito e include significativi incassi da clienti ricevuti a fine anno.

D) RATEI E RISCONTI
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Ratei attivi: | | |
| Interessi attivi su operazioni di copertura | 17.263 | 1.900 |
| Altri proventi finanziari | 2.049 | 194 |
| Totale | 19.312 | 2.094 |
| Risconti attivi: | | |
| Costi pubblicità e assicurazione | 1.217 | 819 |
| Oneri finanziari | 1.798 | 0 |
| Altre spese generali | 1.310 | 1.424 |
| Totale | 4.325 | 2.243 |
| **Totale ratei e risconti** | 23.637 | 4.337 |

L'incremento di Lire 19,3 miliardi della voce ratei e risconti attivi è dovuto prevalentemente alla quota di competenza dell'esercizio dei proventi da operazioni di copertura.

## COMMENTI ALLE PRINCIPALI VOCI DEL PASSIVO

### A) PATRIMONIO NETTO

La movimentazione delle voci componenti il patrimonio netto viene fornita in allegato; di seguito vengono commentate le principali voci e le variazioni.
Ai fini dell'attribuzione del credito d'imposta, di cui all'art. 105 del Dpr 917/86, per quanto riguarda la Capogruppo, l'ammontare complessivo delle imposte di cui al canestro "A" (articolo 105, comma 1, lettera a) è pari a Lire 33,7 miliardi mentre quello di cui al canestro "B" (articolo 105, comma 1, lettera b) è pari a Lire 80,5 miliardi.

### I- CAPITALE SOCIALE

Il Capitale Sociale è diviso in n. 400.000.000 di azioni ordinarie del valore nominale di Lire 1.000 cadauna, per complessivi Lire 400 miliardi di capitale. Le azioni sono nominative e indivisibili. Ad ogni azione spetta il diritto di un voto nella assemblea dei soci.

### IV- RISERVA LEGALE

Al 31 dicembre 1999 tale voce risultava pari a Lire 1,8 miliardi. L'incremento pari a Lire 2,7 miliardi rispetto al 1999 è dovuto alla destinazione dell'utile d'esercizio 1999 come da delibera dell'Assemblea degli azionisti del 29 giugno 2000.

### VII - ALTRE RISERVE

**Riserva straordinaria**

La riserva straordinaria ammonta a Lire 34,2 miliardi; l'incremento di Lire 8,1 miliardi rispetto al 31 dicembre 1999 è la risultante di:

- destinazione dell'utile dell'esercizio 1999 della Capogruppo per Lire 52,1 miliardi;
- utilizzo per la contabilizzazione dell'imposta sostitutiva per il riallineamento dei valori fiscali della Capogruppo per Lire 44 miliardi nell'ambito dell'operazione di riallineamento dei valori fiscali a quelli contabili descritta nel paragrafo relativo alle immobilizzazioni.

### VIII- Utili (perdite) portati a nuovo

La voce include gli utili riportati delle società consolidate e gli effetti delle rettifiche di adeguamento dei principi contabili e di consolidamento.

### X- Patrimonio Netto di terzi

Il patrimonio netto di terzi è pari a Lire 637 milioni. Le quote di partecipazioni detenute da terzi e il relativo valore di patrimonio netto e di risultato d'esercizio sono riepilogate di seguito:

| Società | % di minoranza | Patrimonio netto | Risultato es. |
|---|---|---|---|
| | | | |
| Ariagel S.p.A. | 10% | 343 | 66 |
| E-Services S.r.l. | 49% | 132 | 84 |
| La Supercalor S.p.A. | 5% | 90 | 8 |
| Sile Corpi Scaldanti Srl | 8,30% | 153 | 46 |
| Altre minori | | (81) | 0 |
| | | | |
| **TOTALI** | | **637** | **204** |

Il prospetto di raccordo tra il patrimonio netto e risultato d'esercizio della Capogruppo De' Longhi S.p.A. ed il patrimonio netto ed il risultato d'esercizio consolidati è riepilogato di seguito:

| | Patrimonio Netto | Patrimonio Netto | Utile d'esercizio | Utile d'esercizio |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| Bilancio d'esercizio della Capogruppo | 473.273 | 482.881 | 34.467 | 54.891 |
| Diff. Tra PN partecipate e valore di carico delle partecipazioni, risultati di periodo delle società consolidate, movimenti dell'area consolidamento e storno dividendi | (67) | 14.968 | 5.611 | 601 |
| Eliminazione profitti intergruppo | (56.833) | (41.693) | (21.242) | (9.139) |
| Eliminazione poste di natura fiscale | 31.474 | 7.742 | 15.062 | (3.797) |
| Altre rettifiche | 20.945 | 21.589 | (5.918) | 6.569 |
| **PN di pertinenza del gruppo** | **468.792** | **485.487** | **27.980** | **49.125** |
| Quota di pertinenza terzi | 637 | 661 | 204 | 1 |
| **Bilancio consolidato** | **469.429** | **486.148** | **28.184** | **49.126** |

## B) FONDI PER RISCHI E ONERI

### 1- Fondi di trattamento quiescenza agenti e obblighi simili

La voce include il fondo indennità supplettiva di clientela che accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento delle indennità di fine rapporto che, al ricorrere delle condizioni di cui all'art. 1751 c.c., così come applicato dagli Accordi Economici collettivi in vigore, debbono essere corrisposte agli agenti.

Il movimento del fondo è stato il seguente:

| | 1999 | Utilizzo | Acc.to | Var. area consolid. | 2000 |
|---|---|---|---|---|---|
| Fondo ind. suppl. di clientela | 5.341 | (822) | 866 | 1.020 | 6.405 |

### 3- Altri fondi

Il dettaglio è il seguente:

| | 1999 | Utilizzo | Acc.to | Diff. di conv. | Var. area consolid. | 2000 |
|---|---|---|---|---|---|---|
| Fondo garanzia prodotti | 2.259 | (565) | 634 | (5) | 62 | 2.385 |
| Fondo concorsi a premi | 114 | (114) | 0 | 0 | | 0 |
| Fondo oscillazione cambi | 3 | (393) | | | 390 | 0 |
| Fondo reintegro beni terzi | 32 | (32) | | | | 0 |
| Fondo resi | 1.386 | (451) | 396 | (19) | | 1.312 |
| Fondo rischi futuri | 5.000 | (2.546) | 6.446 | | 1.550 | 10.450 |
| Altri fondi | 1.591 | (1.746) | 820 | (213) | 848 | 1.300 |
| **Totale** | **10.385** | **(5.847)** | **8.296** | **(237)** | **2.850** | **15.447** |

Il fondo garanzia prodotti è stato stanziato, per alcune società consolidate, sulla base di una stima prudenziale dei costi stimati per interventi in garanzia per le vendite effettuate al 31 dicembre 2000.

Il fondo "rischi futuri" è relativo a rischi di varia natura che potrebbero determinare l'emergere di passività potenziali; in particolare gli accantonamenti prudenziali effettuati dalla Capogruppo sono relativi, per l'importo di Lire 5 miliardi, al rischio di passività che potrebbero sorgere in seguito ad alcuni contenziosi esistenti sul

mercato americano (limitatamente alla franchigia assicurativa a nostro carico). Esistono inoltre alcuni contenziosi con terzi, per alcuni dei quali gli importi richiesti sono rilevanti; a tale riguardo si precisa che, supportati da autorevoli e diversi pareri, si ritiene che non sussistano i requisiti di un ragionevole rischio che l'evento si verifichi e che possa quindi influenzare materialmente la situazione patrimoniale del Gruppo. Gli accantonamenti effettuati prudenzialmente intendono piuttosto coprire le eventuali spese legali che si manifesteranno relativamente a questi contenziosi.

Il fondo rischi futuri include, inoltre, accantonamenti prudenziali effettuati dalle società controllate Simac-Vetrella S.p.a. e Elba S.p.a. per il rischio di passività derivanti da procedimenti di contenzioso in corso con l'Amministrazione Finanziaria e con terzi. A tale riguardo si ritiene che, anche sulla base dei pareri ricevuti, da tali procedimenti non dovrebbero emergere oneri significativi in futuro e comunque superiori a quanto già accantonato prudenzialmente.

La Capogruppo e una società controllata, l'Elba S.p.a., hanno ricevuto in esercizi precedenti verbali di constatazione da parte di Autorità fiscali; allo stato attuale delle conoscenze non sussistono i presupposti per dover effettuare alcun accantonamento a fronte di passività fiscali.

### C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO

La movimentazione intervenuta nell'esercizio, suddivisa per categoria, è così riassunta.

| | Dirigenti | Impiegati | Operai | Totale |
|---|---|---|---|---|
| Saldo iniziale 01.01.00 | 2.896 | 7.610 | 13.796 | 24.302 |
| Accantonamento | 645 | 2.344 | 4.112 | 7.101 |
| Indennità liquidate | (339) | (1.275) | (3.398) | (5.012) |
| Var. area consolid. | 234 | 3.154 | 7.747 | 11.135 |
| **Saldo Finale 31.12.00** | **3.436** | **11.833** | **22.257** | **37.526** |

### D)- DEBITI

Si evidenziano di seguito le variazioni intervenute nelle singole voci di bilancio.

**1- Obbligazioni**

L'importo iscritto in bilancio si riferisce al prestito obbligazionario quotato alla borsa del Lussemburgo emesso dalla controllata De' Longhi Pinguino SA, ad aprile 2000 per un importo di Euro 150 milioni, scadente nel 2003 che matura interessi con cedola annuale del 5,625%. Tale prestito non è coperto da garanzie.

Nel corso del 2000 sono stati interamente rimborsati i prestiti obbligazionari verso la Controllante per un totale di Lire 92,7 miliardi.

**2- Debiti verso banche**
La voce debiti verso banche è così analizzata:

| | Entro un anno | Da uno a cinque | Oltre cinque | Saldo 31/12/00 | Saldo 31/12/99 |
|---|---|---|---|---|---|
| Conti correnti | 13.471 | | | 13.471 | 27.744 |
| Finanziamenti B/T in lire o valuta | 173.775 | | | 173.775 | 61.060 |
| Finanziamenti su portafoglio effetti | 55.792 | | | 55.792 | 47.191 |
| Finanziamenti a lungo, quota a breve | 61.266 | | | 61.266 | 8.776 |
| **Totale debiti verso banche a breve** | **304.304** | | | **304.304** | **144.771** |
| Finanziamenti a lungo | | 189.098 | 39.604 | 228.702 | 252.336 |
| **Totale debiti verso banche** | **304.304** | **189.098** | **39.604** | **533.006** | **397.107** |

Una parte dei debiti verso banche, per l'importo di Lire 246 miliardi, è assistita da ipoteche su beni materiali per l'importo di Lire 475 miliardi.

Per una migliore comprensione delle variazioni intervenute nella posizione finanziaria del Gruppo si rimanda al prospetto riepilogativo riportato nella relazione sulla gestione ed al rendiconto finanziario.

**4- Debiti verso altri finanziatori**
L'importo è relativo, per Lire 26,4 miliardi, al debito per la contabilizzazione dei contratti di leasing con il metodo finanziario.

**5- Acconti**
Sono relativi ad acconti per fornitura e garanzia ricevuti da clienti.

**6- Debiti verso fornitori**
Il saldo rappresenta il debito del Gruppo nei confronti di terzi, per forniture di beni e servizi; l'aumento rispetto al 1999 di Lire 99,7 miliardi, è dovuto prevalentemente al consolidamento delle società acquisite a fine dicembre 2000.

**8- Debiti verso imprese controllate**
La voce è relativa al finanziamento concesso dalla controllata Clim.Re, società non consolidata con il metodo integrale.

**9- Debiti verso imprese collegate**
La voce riguarda i debiti commerciali verso la società Omas S.r.l.

**10- Debiti verso imprese controllanti**
L'importo si riferisce al debito residuo, non oneroso, per l'acquisizione delle partecipazioni effettuata a fine dicembre 2000 e precedentemente descritta.

**11- Debiti tributari**
Il dettaglio è il seguente:

| | **2000** | **1999** |
|---|---|---|
| Debito per Imposte dirette | 61.482 | 18.857 |
| Debito per Imposte indirette | 5.406 | 5.070 |
| Debito per ritenute da versare | 6.539 | 5.254 |
| Debito per altre imposte | 879 | 624 |
| **Totale Debiti Tributari** | **74.306** | **29.805** |

La voce debiti tributari aumenta di Lire 44,5 miliardi rispetto al 1999 per l'effetto della più volte citata variazione dell'area di consolidamento delle società acquisite a fine dicembre 2000 e dell'incremento della voce debiti per imposte dirette. Tale voce include il debito per imposte correnti al netto degli acconti, dei crediti e delle ritenute e l'imposta sostitutiva di Lire 44 miliardi relativa all'operazione di riallineamento dei valori fiscali precedentemente descritta.

**12- Debiti verso Istituti di Previdenza**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| INPS | 7.952 | 4.939 |
| FASI- INPDAI | 491 | 288 |
| ENASARCO | 340 | 338 |
| INAIL | 264 | 56 |
| Altri Istituti | 840 | 1.737 |
| **Totale Debiti verso Ist. Previd.** | 9.887 | 7.358 |

**13- Altri debiti**
La voce è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Verso il personale | 28.332 | 18.719 |
| Terzi per acquisto partecipazioni | 91.586 | 0 |
| Altri | 10.597 | 3.603 |
| **Totale Altri Debiti** | 130.515 | 22.322 |

La voce 'Terzi per acquisto partecipazioni' si riferisce al debito residuo non oneroso per l'acquisizione della partecipazione in DL Radiators S.p.a. perfezionatasi a fine anno 2000 e descritta precedentemente.

## E) RATEI E RISCONTI PASSIVI

Il dettaglio è così specificato:

| Ratei passivi per: | 2000 | 1999 |
|---|---|---|
| Interessi passivi vs. Banche | 4.694 | 1.676 |
| Oneri per operazioni di copertura tassi | 6.939 | 561 |
| Interessi su Prestito obbligazionario | 11.056 | 0 |
| Altri ratei passivi | 828 | 1.078 |
| Totale Ratei Passivi | 23.517 | 3.315 |
| Totale Risconti Passivi | 4.858 | 3.180 |
| **Totale Ratei e Risconti passivi** | **28.375** | **6.495** |

L'incremento di Lire 21,9 miliardi rispetto al 1999 è dovuto alla quota di competenza degli interessi maturati sul Prestito Obbligazionario (Lire 11 miliardi) e agli oneri di copertura relativi alle operazioni in strumenti derivati.

**Strumenti finanziari di copertura e altri contratti derivati**
Il gruppo allo scopo di ridurre i rischi finanziari derivanti dalle oscillazioni dei rapporti di cambio e dei tassi di interesse derivanti da transazioni commerciali e operazioni finanziarie di rilevanza internazionale ha posto in essere contratti di copertura nei limiti definiti dalle esigenze della gestione caratteristica. Gli importi nominali delle operazioni in strumenti derivati (al netto delle eventuali operazioni che si compensano) in essere al 31 dicembre sono i seguenti:

Strumenti derivati in cambi:

| | |
|---|---|
| USD | 42.000.000 |
| GBP | 33.400.000 |
| JPY | 3.023.000.000 |

Gli strumenti utilizzati includono sia operazioni a termine che opzioni strutturate.

Strumenti derivati in tassi di interesse
La società utilizza strumenti derivati per la copertura del rischio di tasso, allo scopo di fissare anticipatamente un costo massimo (in termini di tasso interbancario) per una parte del proprio indebitamento finanziario. Le operazioni in essere coprono un orizzonte temporale che si estende fino a fine 2004, per importo nominale complessivo iniziale di EUR 207 milioni decrescente negli anni. Durante il suddetto arco temporale il tasso medio ponderato pagabile dalla società sulle operazioni di copertura va da un minimo del 4,25% ad un massimo del 5,9%.
In particolare, del totale citato di EUR 207 milioni, EUR 150 milioni sono da porsi in relazione all'emissione di un prestito obbligazionario emesso sull'Euromercato da De' Longhi Pinguino nell'aprile 2000.

La valorizzazione corrente (alla data del 31 marzo 2001) delle operazioni in derivati (in cambi e tassi) non evidenzia potenziali perdite per il Gruppo.

**CONTI D'ORDINE**
La composizione e il raffronto con l'esercizio precedente è la seguente.

| | **2000** | **1999** |
|---|---|---|
| Beni presso terzi | 2.408 | 0 |
| Garanzie prestate a favore di terzi | 20.135 | 128.525 |
| Altri impegni | 1.711 | 49.042 |
| **Totale** | **24.254** | **177.567** |

Garanzie prestate a favore di terzi
Si tratta di garanzie rilasciate principalmente a favore di terzi che nel 1999 includevano anche le società del Gruppo non consolidate. La riduzione di Lire 108,4 miliardi rispetto al 1999 è dovuta:

- Alla variazione dell'area di consolidamento conseguente l'acquisizione delle partecipazioni avvenuta a fine dicembre 2000.
- All'estinzione dell'impegno, relativo ad una garanzia prestata al Banco Ambrosiano Veneto di Lire 40 miliardi, a seguito dell'accordo sottoscritto con la controllante De' Longhi Soparfi S.a., che si è assunta tutte le obbligazioni relative alla predetta garanzia prestata.

Altri impegni
La riduzione di Lire 47,3 miliardi è dovuta a:

- Estinzione dell'impegno di lire 17,6 miliardi verso la società "Cogef S.p.A. in liquidazione" per effetto dell'accordo sottoscritto con la controllante De' Longhi Soparfi che, con convenzione del 28 dicembre 2000, si è assunta tutte le obbligazioni passive facenti capo a De' Longhi Spa, fornendo manleva da qualsiasi domanda che possa essere rivolta relativamente agli impegni verso il sistema bancario della società "Cogef S.p.A. in liquidazione".
- Estinzione dell'impegno verso la controllante De' Longhi Soparfi che ammontava a Lire 30 miliardi al 31.12.1999 per effetto del pagamento dell'indennizzo avvenuto nel corso del 2000 dell'importo di Lire 18,7 miliardi in quanto si sono verificate le condizioni previste nell'accordo sottoscritto nel 1997 (si rimanda al commento della voce Oneri straordinari per ulteriori informazioni).

## COMMENTI ALLE PRINCIPALI VOCI DEL CONTO ECONOMICO

## A) VALORE DELLA PRODUZIONE

### 1- Ricavi delle vendite

I ricavi delle vendite 2000 sono aumentati di Lire 87 miliardi, pari al 7,6%, che a perimetro di consolidamento omogeneo con il 1999 passerebbe ad un +17%.
I ricavi delle vendite e delle prestazioni, sono così analizzati:

**Ricavi per area geografica:**

| | 2000 | % | 1999 | % |
|---|---|---|---|---|
| Italia | 422.000 | 34,5 | 441.000 | 38,8 |
| Stati Uniti e Canada | 199.000 | 16,3 | 147.000 | 12,9 |
| Giappone | 103.000 | 8,4 | 67.000 | 5,9 |
| Gran Bretagna | 98.000 | 8,0 | 92.000 | 8,1 |
| Germania( *) | 66.000 | 5,4 | 42.000 | 3,7 |
| Altri Europa | 225.000 | 18,4 | 205.000 | 18,0 |
| Resto del Mondo | 93.951 | 7,7 | 70.044 | 6,2 |
| Totale | 1.206.951 | | 1.064.044 | |
| Germania (**) | 16.000 | 1,3 | 72.000 | 6,4 |
| Totale | 1.222.951 | 100,0 | 1.136.044 | 100,0 |

**Ricavi per linee prodotto:**

| | 2000 | % | 1999 | % |
|---|---|---|---|---|
| Cottura e preparazione cibi | 403.000 | 33,0 | 329.000 | 29,0 |
| Riscaldamento(*) | 299.000 | 24,4 | 228.000 | 20,1 |
| Condizionamento e trattamento aria | 320.000 | 26,1 | 298.000 | 26,2 |
| Pulizia casa e stiro | 134.000 | 11,0 | 133.000 | 11,7 |
| Altro | 39.951 | 3,3 | 35.044 | 3,1 |
| Totale | 1.195.951 | | 1.023.044 | |
| Riscaldamento (**) | 27.000 | 2,2 | 113.000 | 9,9 |
| Totale | 1.222.951 | 100,0 | 1.136.044 | 100,0 |

(*) *non sono considerate le vendite De' Longhi Radiators srl*
(**) importi relativi alle vendite De'Longhi Radiators srl

### 5- Altri ricavi

La voce "Altri ricavi e proventi" è così composta:

| | 2000 | 1999 |
|---|---|---|
| Rimborsi trasporti | 9.080 | 9.680 |
| Diritti commerciali | 2.210 | 1.350 |
| Sopravvenienze attive | 6.063 | 2.638 |
| Rimborsi danni | 1.674 | 472 |
| Plusvalenze | 184 | 258 |
| Altri ricavi diversi | 7.862 | 8.133 |
| **Totale** | 27.073 | 22.531 |

## B) COSTI DELLA PRODUZIONE

**6- Per materie prime, suss. e di merci**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Acquisti materie prime | 96.885 | 66.411 |
| Acquisti componentistica | 324.799 | 273.322 |
| Acquisti prodotti finiti | 172.277 | 162.808 |
| Altri acquisti diversi | 31.672 | 18.539 |
| **Totale** | 625.633 | 521.080 |

**7- Per servizi**
La voce "servizi" è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Pubblicità | 64.127 | 58.561 |
| Lavorazioni esterne | 40.170 | 31.409 |
| Provvigioni | 27.954 | 29.436 |
| Trasporti | 53.497 | 42.577 |
| Assistenza tecnica | 14.613 | 9.811 |
| Spese viaggio e promozionali | 20.519 | 16.137 |
| Spese assicurative | 4.148 | 2.905 |
| Spese e contributi depositi e magazzino | 11.271 | 9.075 |
| Consulenze e altre spese notarili, legali | 11.932 | 9.986 |
| Forza motrice | 7.829 | 6.378 |
| Postelegrafoniche | 4.206 | 3.792 |
| Manutenzioni di terzi | 5.419 | 5.261 |
| Altri servizi diversi | 36.127 | 26.405 |
| **Totale** | 301.812 | 251.733 |

La voce altri servizi diversi include i compensi lordi corrisposti agli Amministratori della Capogruppo nell'esercizio 2000 per Lire 0,7 miliardi ed ai Sindaci per Lire 0,2 miliardi.

**9- Costi del personale**
La ripartizione numerica per categoria è riepilogata nella seguente tabella (Organico del gruppo al 31/12/00 e media 2000):

| | 31/12/00 | Media 2000 | 31/12/99 | Media 1999 |
|---|---|---|---|---|
| operai | 2.747 | 2.754 | 1.745 | 1.716 |
| impiegati | 1.057 | 1.058 | 817 | 821 |
| dirigenti | 56 | 55 | 33 | 35 |
| Totale | 3.860 | 3.867 | 2.595 | 2.572 |

I dati del 2000 includono il personale delle società acquisite a fine dicembre 2000. Considerando un'area di consolidamento omogenea con il 1999, la forza lavoro si è incrementata di 250 dipendenti.

**10- Ammortamenti e svalutazioni**
Gli ammortamenti sono stati pari a Lire 60,2 miliardi (Lire 61,8 miliardi nel 1999).

Le svalutazioni dei crediti compresi nell'attivo circolante per Lire 6,9 miliardi sono relative al prudenziale accantonamento al fondo svalutazione crediti commentato precedentemente nel paragrafo crediti verso clienti.

**12/13- Accantonamenti per rischi/altri accantonamenti**
Le voci includono prevalentemente gli accantonamenti al fondo rischi futuri, al fondo garanzia prodotti, al fondo indennità suppletiva clientela che sono stati commentati precedentemente nella sezione "Altri fondi".

**14- Oneri diversi della gestione**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Sopravvenienze passive | 1.635 | 1.371 |
| Imposte e tasse diverse | 2.433 | 2.544 |
| Perdite su crediti | 314 | 4.380 |
| Altri oneri diversi | 4.161 | 7.301 |
| **Totale** | 8.543 | 15.596 |

## C) PROVENTI E ONERI FINANZIARI

**15-Proventi da partecipazioni**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Dividendi da altre partecipazioni | 90 | 92 |
| Altri proventi | 8.391 | 743 |
| **Totale proventi da partecipazioni** | 8.481 | 835 |

La voce "Altri proventi" è relativa prevalentemente al credito d'imposta per i dividendi erogati nel corso del 2000 da De' Longhi Radiators S.r.l. e alle plusvalenze realizzate nella vendita di alcune partecipazioni.

**16- Altri proventi finanziari**

| | 2000 | 1999 |
|---|---|---|
| a) da altri crediti iscritti nelle immobilizzazioni | 19 | 0 |
| c) da titoli iscritti nell'attivo circolante che non costituiscono immobilizzazioni | 3.097 | 2.812 |
| d) proventi diversi dai precedenti: | | |
| - da imprese controllate | 68 | 252 |
| - da imprese controllanti | 401 | 2.271 |
| - altri | 54.731 | 25.720 |
| **Totale altri proventi finanziari** | 58.316 | 31.055 |

I proventi relativi ai titoli iscritti nell'attivo circolante per l'importo di Lire 3,1 miliardi si riferiscono a plusvalenze realizzate nella vendita di titoli per 1,4 miliardi, a interessi su obbligazioni per 1,1 miliardi e a interessi su titoli di stato per 0,6 miliardi.

Gli altri proventi, per un totale di 54,7 miliardi, sono così dettagliati:

| | 2000 | 1999 |
|---|---|---|
| Utili su cambi e operazioni in derivati (*) | 46.242 | 23.432 |
| Interessi attivi bancari | 8.059 | 701 |
| Altri proventi | 430 | 1.587 |
| **Totale** | **54.731** | **25.720** |

**17-Interessi ed oneri finanziari**

| | 2000 | 1999 |
|---|---|---|
| a) da imprese controllate | (409) | (115) |
| c) da imprese controllanti | (6.641) | (13.042) |
| d) altri | (90.529) | (46.281) |
| **Totale interessi ed oneri finanziari** | **(97.579)** | **(59.438)** |

Il dettaglio degli altri interessi ed oneri finanziari, il cui totale è Lire 90,5 miliardi è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Interessi passivi bancari | 4.417 | 8.406 |
| Interessi passivi m/l termine | 23.341 | 11.718 |
| Interessi passivi altri finanziatori | 1.178 | 1.477 |
| Interessi passivi su P.O. | 11.056 | 477 |
| Oneri bancari | 2.283 | 1.584 |
| Totale | 42.275 | 23.662 |
| | | |
| Perdite su cambi e oneri da operazioni su derivati (*) | 38.695 | 13.912 |
| | | |
| Interessi passivi leasing m. finanziario | 1.244 | 666 |
| Commissioni factor | 2.726 | 4.544 |
| Oneri finanziari v/altri | 5.589 | 3.351 |
| Oneri diversi | 0 | 146 |
| Totale | 9.559 | 8.707 |
| **Totale altri interessi e oneri finanziari** | **90.529** | **46.281** |

(*) Le voci utili/perdite su cambi e proventi/oneri da operazioni su derivati sono relative rispettivamente alla contabilizzazione degli utili/perdite su operazioni commerciali e finanziarie e su operazioni di copertura valutaria e su tassi.

L'importo netto degli oneri/proventi da gestione cambi/operazioni su derivati ammonta ad un utile di Lire 7,5 miliardi nel 2000 e Lire 9,5 miliardi nel 1999.

**E) PROVENTI E ONERI STRAORDINARI**

**20 – Proventi straordinari**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Plusvalenze da alienazioni | 294 | 225 |
| Altri proventi | 3.319 | 342 |
| **Totale** | **3.613** | **567** |

La voce 'Altri proventi' include prevalentemente la sopravvenienza attiva relativa al rimborso dell'imposta di registro pagata in relazione all'atto di fusione del 20/12/95 come da sentenza della Commissione Tributaria di I grado del 19/06/00 per Lire 2,3 miliardi.

**21 - Oneri straordinari**

Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Svalutazione delle rimanenze di magazzino | 0 | 3.650 |
| Costi per la ristrutturazione di filiale | 0 | 2.215 |
| Oneri straordinari | 23.548 | 1.742 |
| Totale | 23.548 | 7.607 |

La voce oneri straordinari include prevalentemente:

- l'indennizzo di lire 18,7 miliardi riconosciuto alla società De' Longhi Soparfi Sa per effetto degli accordi sottoscritti nel 1997 al momento dell'acquisto da parte di De'Longhi Soparfi Sa della partecipazione di maggioranza in Liguria Assicurazioni Spa; il contratto prevedeva il riconoscimento di un indennizzo a favore di De'Longhi Soparfi al verificarsi di alcune condizioni che si sono avverate nel corso del 2000.
- l'importo pagato per la definizione con atto di adesione del contenzioso con l'Ufficio Entrate di Treviso relativo all'esercizio 1994.

**22 Imposte dell'esercizio**

La voce è così composta:

| | 2000 | 1999 |
|---|---|---|
| Imposte correnti | 29.554 | 15.807 |
| Imposte differite (anticipate) | 11.889 | 2.109 |
| Totale | 41.443 | 17.916 |

**Eventi successivi**

Si rimanda a quanto contenuto nella relazione degli Amministratori sulla gestione.

Per il Consiglio d'Amministrazione
L'Amministratore Delegato

ı / L

# ***ALLEGATI***

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella Nota Integrativa, della quale costituiscono parte integrante.

Tali informazioni sono contenute nei seguenti allegati:

1. Elenco delle società consolidate
2. Rendiconto finanziario
3. Prospetto delle variazioni nei conti di patrimonio netto
4. Prospetto dei beni rivalutati.
5. Prospetto dello stato patrimoniale e del conto economico in valuta Euro per gli esercizi chiusi al 31 dicembre 2000 e 1999.

# ELENCO DELLE SOCIETA' CONSIDERATE NEL BILANCIO CONSOLIDATO

## (Allegato n. 1 alla nota integrativa – in Lire milioni)

### Consolidate integralmente:

| Denominazione delle società | Sede legale | | Capitale sociale | Quota di partecipazione |
|---|---|---|---|---|
| ARIAGEL SPA | Candiolo (TO) | Lit | 1.500.000.000 | 80% |
| LA SUPERCALOR SPA | Seregno (MI) | Lit | 1.000.000.000 | 95% |
| SIMAC-VETRELLA SPA (****) | Cazzago di Pianiga (VE) | Lit | 3.000.000.000 | 100% |
| EFFEPLAST SPA (****) | Gorgo al Mont. (TV) | Lit | 700.000.000 | 100% |
| DE'LONGHI PINGUINO S.A. | Luxembourg (L) | EUR | 26.500.000 | 100% |
| DL RADIATORS SPA (*) | Treviso | EUR | 6.000.000 | 100% |
| DE'LONGHI AMERICA INC. | Saddle Brook (U.S.A.) | $U | 9.100.000 | 100% |
| DE'LONGHI LTD. | Wellingborough (G.B.) | GBP | 4.000.000 | 100% |
| DE'LONGHI FRANCE SARL | Asnieres Cedex(F) | Ff | 18.000.000 | 100% |
| DE'LONGHI NEDERLAND BV | DB Leiden (NL) | Hfl | 500.000 | 100% |
| DE' LONGHI CANADA INC. | Mississauga (CAN) | $C | 1 | 100% |
| E- SERVICES SRL | Treviso | EUR | 50.000 | 51% |
| DE' LONGHI JAPAN Corp | Tokyo (JAP) | Jpy | 50.000.000 | 100% |
| DE' LONGHI DEUTSCHLAND GMBH | Mainhausen (D)t | DM | 4.000.000 | 100% |
| RADEL SPA (*) | Moimacco (UD) | Lit. | 10.000.000.000 | 98% |
| DL CLIMA POLSKA | Varsavia (P) | PLZ | 4.000 | 100% |
| Società controllata da fiduciaria (***) | | DM | 50.000 | 100% |
| DL DIV. CUCINE SPA (*) | Treviso | Lit. | 29.706.000.000 | 99% |
| ELBA SPA (*) | Treviso | Lit. | 900.000.000 | 100% |
| SILE CORPI SC. SRL | Fossalta di Piave (VE) | Lit. | 180.000.000 | 92% |
| CLIMAVENETA SPA (*) | Bassano G. (VI) | Lit. | 3.110.000.000 | 90% |
| ERGOKLIMA SPA (*) | Pieve d'Alpago (BL) | EUR | 520.000 | 100% |
| CLIMAVENETA GMBH (*) | Norderstedt (D) | DM | 600.000 | 70% |
| DE'LONGHI RADIATORS SRL (**) | Treviso | Lit. | | |
| MICROMAX SPA (*) | Pieve d'Alpago (BL) | EUR | 969.000 | 100% |

(*) Trattasi di società acquisite da De' Longhi Pinguino il 28/12/00 e che, conseguentemente, sono state consolidate limitatamente allo stato patrimoniale.

(**) *Società alienata a dicembre 2000 e consolidata limitatamente al conto economico.*

(***)Trattasi di società detenuta tramite fiduciaria che svolge attività di distribuzione dei prodotti del segmento riscaldamento nel mercato Tedesco; a tale riguardo ci si è avvalsi della facoltà come consentito dalle norme di legge applicabili (art. 39 D.Lgs 127/91).di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o ad imprese del Gruppo.

(****) A gennaio 2001 è stata perfezionata la fusione per incorporazione di Simac-Vetrella Spa in Effeplast Spa, che ha modificato la denominazione in Simac Vetrella Spa.

(Allegato n. 2 alla nota integrativa)

**Rendiconto finanziario consolidato per gli esercizi chiusi al 31 dicembre 2000 e 1999**
**(espresso in Lire milioni)**

| | 2000 | 1999 |
|---|---|---|
| **Flussi finanziari generati (assorbiti) dalle operazioni dell'esercizio:** | | |
| Utile dell'esercizio | 27.980 | 49.125 |
| Ammortamenti | 60.193 | 61.803 |
| Variazione netta del fondo trattamento di fine rapporto e fondo ind. supplettiva di clientela | (1.675) | 314 |
| Svalutazioni di partecipazioni e minusvalenze (al netto di plusvalenze) da alienazione partecipazioni | 0 | 535 |
| Incremento (decremento) accantonamento imposte differite (anticipate) | 1.179 | 1.598 |
| Accantonamento altri fondi (al netto utilizzo) | 5.062 | (3.686) |
| **Totale auto finanziamento** | **92.739** | **109.689** |
| Variazioni del capitale circolante: | | |
| Crediti commerciali | (11.223) | (16.339) |
| Rimanenze nette | (71.464) | 16.120 |
| Debiti commerciali | 6.797 | 25.167 |
| Altri debiti, crediti, ratei e risconti | 4.927 | (4.905) |
| Crediti e debiti verso soc. controllanti, controllate e collegate | 27.548 | (14.268) |
| **Totale variazione del capitale circolante** | **(43.415)** | **5.775** |
| | | |
| **Flussi finanziari generati (assorbiti) dalle attività di investimento** | | |
| Investimenti in Immobilizzazioni Materiali | (32.450) | (26.767) |
| Partecipazioni | (29) | 213 |
| Investimenti in Immobilizzazioni Immateriali | (6.714) | (1.473) |
| Variazione netta crediti verso altri | 18.476 | 5.087 |
| **Totale flussi generati dalle attività di investimento** | **(20.717)** | **(22.940)** |
| | | |
| **Flussi finanziari generati (assorbiti) dai movimenti di Patrimonio Netto** | | |
| Aumento Capitale Sociale | 0 | 100.000 |
| **Totale flussi generati dai movimenti di Patrimonio Netto** | **0** | **100.000** |
| | | |
| **Variazione differenza di conversione** | **(601)** | **836** |
| | | |
| **Variazione netta area di consolidamento (*)** | **(707.721)** | |
| | | |
| **Variazione posizione finanziaria netta** | **(679.715)** | **193.360** |
| | | |
| Posizione finanziaria netta iniziale | (513.086) | (706.446) |
| **Posizione finanziaria netta finale** | **(1.192.801)** | **(513.086)** |
| | | |
| ***Variazione riserva straordinaria per compensazione imposta sostitutiva*** | ***(44.077)*** | |
| ***Variazione "Altri debiti" per imposta sostitutiva*** | ***44.077*** | |

**(*) Tale voce include:**

**i) Gli effetti patrimoniali netti delle acquisizioni (Lire 46 miliardi)**

**ii) Le differenze di consolidato originate dalla differenza tra prezzo di acquisto e relativo Patrimonio Netto (Lire 544,4 miliardi)**

**iii) L'indebitamento delle società acquisite (Lire 117,3 miliardi)**

**Allegato al rendiconto finanziario**
**Riepilogo della posizione finanziaria netta consolidata per gli esercizi 2000 e 1999**

| | 2000 | 1999 |
|---|---|---|
| Disponibilità liquide | 128.976 | 141.385 |
| Debiti verso banche a breve termine | (243.038) | (135.994) |
| Titoli ed investimenti a breve | 2.004 | 4.430 |
| Quota a breve dei finanziamenti | (61.266) | (8.777) |
| Posizione finanziaria a breve termine | (173.324) | 1.044 |
| Finanziamenti a medio-lungo termine | (228.703) | (252.336) |
| Prestiti obbligazionari | (290.440) | (92.711) |
| Totale parziale | (692.467) | (344.003) |
| Crediti finanziari (al netto debiti) v/società controllate e controllanti | 28.412 | 8.031 |
| Crediti finanziari v/terzi | 5.000 | |
| Debiti verso altri finanziatori | (26.437) | (23.572) |
| Debiti finanziari per acquisto partecipazioni | (504.605) | 0 |
| Debiti finanziari v/controllanti-controllate | (2.704) | (153.542) |
| Totale posizione finanziaria netta | (1.192.801) | (513.086) |

NB: a seguito dell'acquisizione avvenuta a fine dicembre 2000 e del conseguente ampliamento dell'area di consolidamento descritto nelle note esplicative, i dati relativi agli anni 2000 e 1999 della seguente tabella non sono confrontabili.

PROSPETTO DELLA MOVIMENTAZIONE DELLE VOCI DEL PATRIMONIO NETTO CONSOLIDATO DI PERTINENZA DEL GRUPPO

(Allegato n. 3 alla nota integrativa – in Lire milioni)

| | Capitale sociale | Riserva legale | Altre riserve | Differenza di conversione | Utili (perdite) riportati | Utile (perdita) dell'esercizio | Totale |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| **Saldi al 1 gennaio 2000** | **400.000** | **1.820** | **26.169** | **670** | **7.703** | **49.125** | **485.487** |
| Ripartizione utile d'esercizio 1999 | | 2.745 | 52.146 | | (5.766) | (49.125) | |
| Utilizzo per contabilizzazione imposta sostitutiva per riallineamento dei valori fiscali | | | (44.074) | | | | (44.074) |
| Differenze risultanti dalla conversione in lire dei bilanci delle società estere | | | | (601) | | | (601) |
| Utile netto dell'esercizio | | | | | | 27.980 | 27.980 |
| | | | | | | | |
| **Saldi al 31 dicembre 2000** | **400.000** | **4.565** | **34.241** | **69** | **1.937** | **27.980** | **468.792** |

DE'LONGHI S.P.A.
Sede Sociale: Via Lodovico Seitz n. 47 – Treviso (Tv)
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 41279
Iscritta al R.E.A. di Treviso al n. 224758

# PROSPETTO DEI BENI RIVALUTATI

(Allegato n. 4 alla nota integrativa del bilancio consolidato - in Lire milioni).

| voci dello stato patrimoniale | beni rivalutati | | | totale rivalutazioni |
|---|---|---|---|---|
| | allocazione disavanzo di fusione 1995 | Legge n.413/1991 | altre rivaluta-zioni | |
| Immobili strumentali | 85.000 | 11.736 | 35.473 | 132.209 |
| Impianti e macchinari | 73.847 | 6 | 28.585 | 102.438 |
| Attrezzature industriali e commerciali | | 106 | 6.867 | 6.973 |
| Automezzi | | 4 | 540 | 544 |
| Conc., lic. Marchi e diritti | 231.100 | | | 231.100 |
| Totali | 389.947 | 11.852 | 71.465 | 473.264 |

(Allegato n. 5 alla nota integrativa del bilancio consolidato) *BILANCIO CONSOLIDATO DE'LONGHI S.P.A. - STATO PATRIMONIALE*

(importi espressi in migliaia di EURO)

| ATTIVO | 31.12.2000 Parziali | 31.12.2000 Totali | 31.12.1999 Parziali | 31.12.1999 Totali | Δ Totali |
|---|---|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | | 0 | | 12.911 | (12.911) |
| B) IMMOBILIZZAZIONI | | | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | | | | | |
| 1) Costi di impianto ed ampliamento | | 329 | | 122 | 207 |
| 2) Costi di ricerca, di sviluppo e di pubblicità | | 360 | | 512 | (152) |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | | 3.439 | | 2.284 | 1.155 |
| 4) Concessione, licenze, marchi e diritti simili | | 98.682 | | 99.270 | (588) |
| 5) Differenza di consolidamento | | 281.647 | | 5.505 | 276.142 |
| 7) Altre | | 2.094 | | 523 | 1.571 |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | | 386.551 | | 108.216 | 278.335 |
| II - IMMOBILIZZAZIONI MATERIALI | | | | | |
| 1) Terreni e fabbricati | | 91.096 | | 76.934 | 14.162 |
| 2) Impianti e macchinari | | 58.743 | | 38.907 | 19.836 |
| 3) Attrezzature industriali e commerciali | | 20.770 | | 16.663 | 4.107 |
| 4) Altri beni | | 5.837 | | 5.184 | 653 |
| 5) Immobilizzazioni in corso e acconti | | 1.264 | | 354 | 910 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | | 177.710 | | 138.042 | 39.668 |
| III - IMMOBILIZZAZIONI FINANZIARIE | | | | | |
| 1) Partecipazioni in: | | | | | |
| a) imprese controllate | 1.244 | | 1.244 | | |
| b) imprese collegate | 6.006 | | 5.979 | | |
| c) altre imprese | 165 | 7.415 | 198 | 7.421 | (6) |
| 2) Crediti: | | | | | |
| c) verso imprese controllanti | | | | | |
| - oltre 12 mesi | 0 | 0 | 4.132 | 4.132 | (4.132) |
| d) verso altri: | | | | | |
| - entro 12 mesi | 963 | | 105 | | |
| - oltre 12 mesi | 3.313 | 4.276 | 10.859 | 10.964 | (6.688) |
| Totale Crediti | | 4.276 | | 15.096 | (10.820) |
| 3) Altri titoli | | 22 | | 0 | 22 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | | 11.713 | | 22.517 | (10.804) |
| TOTALE IMMOBILIZZAZIONI | | 575.974 | | 268.775 | 307.199 |
| C) ATTIVO CIRCOLANTE | | | | | |
| I - RIMANENZE | | | | | |
| 1) Materie prime, sussidiarie e di consumo | | 67.661 | | 34.275 | 33.386 |
| 2) Prodotti in corso di lavorazione e semilavorati | | 21.296 | | 12.511 | 8.785 |
| 3) Prodotti finiti e merci | | 102.411 | | 70.763 | 31.648 |
| TOTALE RIMANENZE | | 191.368 | | 117.549 | 73.819 |
| II - CREDITI | | | | | |
| 1) Verso clienti | | | | | |
| - entro 12 mesi | 317.775 | | 256.796 | | |
| - oltre 12 mesi | 225 | 318.000 | 57 | 256.853 | 61.147 |
| 2) Verso imprese controllate | | 0 | | 1.063 | (1.063) |
| 3) Verso imprese collegate | | 1.306 | | 994 | 312 |
| 4) Verso controllanti | | 14.674 | | 16 | 14.658 |
| 5) Verso altri: | | | | | |
| - entro 12 mesi | 57.523 | | 49.243 | | |
| - oltre 12 mesi | 1.936 | 59.459 | 82 | 49.325 | 10.134 |
| TOTALE CREDITI | | 393.439 | | 308.251 | 85.188 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | | | | |
| 4) Altre partecipazioni | | 906 | | 905 | 1 |
| 6) Altri titoli | | 129 | | 1.383 | (1.254) |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | 1.035 | | 2.288 | (1.253) |
| IV - DISPONIBILITA' LIQUIDE | | | | | |
| 1) Depositi bancari e postali | | 65.679 | | 72.844 | (7.165) |
| 2) Assegni | | 680 | | 5 | 675 |
| 3) Denaro e valori in cassa | | 252 | | 171 | 81 |
| TOTALE DISPONIBILITA' LIQUIDE | | 66.611 | | 73.020 | (6.409) |
| TOTALE ATTIVO CIRCOLANTE | | 652.453 | | 501.108 | 151.345 |
| RATEI E RISCONTI ATTIVI | | 12.207 | | 2.240 | 9.967 |
| TOTALE ATTIVO | | 1.240.634 | | 785.034 | 455.600 |

(Allegato n. 5 alla nota integrativa del bilancio consolidato) *BILANCIO CONSOLIDATO DE'LONGHI S.P.A. - STATO PATRIMONIALE*

(importi espressi in migliaia di EURO)

| PASSIVO | 31.12.2000 Parziali | 31.12.2000 Totali | 31.12.1999 Parziali | 31.12.1999 Totali | Totali |
|---|---|---|---|---|---|
| **A) PATRIMONIO NETTO** | | | | | |
| I - CAPITALE SOCIALE | | 206.583 | | 206.583 | 0 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | | 0 | | 0 | 0 |
| III - RISERVA DA RIVALUTAZIONE | | 0 | | 0 | 0 |
| IV - RISERVA LEGALE | | 2.358 | | 940 | 1.418 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 | | 0 | 0 |
| VI - RISERVE STATUTARIE | | 0 | | 0 | 0 |
| VII - ALTRE RISERVE | | | | | |
| d) Differenze di conversione | 36 | | 346 | | |
| e) Altre riserve | 17.684 | 17.720 | 13.515 | 13.861 | 3.859 |
| VIII - UTILI PORTATI A NUOVO | | 1.000 | | 3.978 | (2.978) |
| IX - UTILE DELL'ESERCIZIO | | 14.450 | | 25.371 | (10.921) |
| **TOTALE PATRIMONIO NETTO DI COMPETENZA DEL GRUPPO** | | **242.111** | | **250.733** | **(8.622)** |
| X - CAPITALE E RISERVE DI TERZI | | 224 | | 341 | (117) |
| XI - UTILE DELL'ESERCIZIO DI PERTINENZA DI TERZI | | 105 | | 1 | 104 |
| **TOTALE PATRIMONIO NETTO** | | **242.439** | | **251.075** | **(8.636)** |
| **B) FONDI PER RISCHI E ONERI** | | | | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | | 3.308 | | 2.758 | 550 |
| 3) Altri | | 7.978 | | 5.363 | 2.615 |
| **TOTALE FONDI PER RISCHI E ONERI** | | **11.286** | | **8.121** | **3.165** |
| **C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO** | | **19.380** | | **12.551** | **6.829** |
| **D) DEBITI** | | | | | |
| 1) Obbligazioni | | | | | |
| - oltre 12 mesi | 150.000 | 150.000 | 47.881 | 47.881 | 102.119 |
| 3) Debiti verso banche | | | | | |
| - entro 12 mesi | 157.160 | | 74.768 | | |
| - oltre 12 mesi | 118.115 | 275.275 | 130.321 | 205.089 | 70.186 |
| 4) Debiti verso altri finanziatori | | 13.654 | | 12.174 | 1.480 |
| 5) Acconti | | 2.816 | | 1.313 | 1.503 |
| 6) Debiti verso fornitori | | 184.796 | | 133.314 | 51.482 |
| 7) Debiti rappresentati da titoli di credito | | 38 | | 0 | 38 |
| 8) Debiti verso imprese controllate | | 1.396 | | 1.336 | 60 |
| 9) Debiti verso imprese collegate | | 707 | | 143 | 564 |
| 10) Debiti verso imprese controllanti | | | | | |
| - entro 12 mesi | 213.307 | | 77.446 | | |
| - oltre 12 mesi | 0 | 213.307 | 516 | 77.962 | 135.345 |
| 11) Debiti tributari | | | | | |
| - entro 12 mesi | 23.201 | | 15.393 | | |
| - oltre 12 mesi | 15.175 | 38.376 | 0 | 15.393 | 22.983 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | | 5.106 | | 3.800 | 1.306 |
| 13) Altri debiti | | | | | |
| - entro 12 mesi | 67.372 | | 11.528 | | |
| - oltre 12 mesi | 33 | 67.405 | 0 | 11.528 | 55.877 |
| **TOTALE DEBITI** | | **952.876** | | **509.933** | **442.943** |
| **E) RATEI E RISCONTI PASSIVI** | | **14.653** | | **3.354** | **11.299** |
| **TOTALE PASSIVO** | | **998.195** | | **533.959** | **464.236** |
| **TOTALE PATRIMONIO NETTO E PASSIVO** | | **1.240.634** | | **785.034** | **455.600** |
| **CONTI D'ORDINE** | | **12.526** | | **91.706** | **(79.180)** |

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

CAMERA DI COMMERCIO I.A.A. TREVISO

## RELAZIONE DELLA SOCIETÀ DI REVISIONE

Agli azionisti della
De' Longhi SpA

1 Abbiamo svolto la revisione contabile del bilancio consolidato della società De' Longhi SpA e controllate (gruppo De' Longhi) chiuso al 31 dicembre 2000 . La responsabilità della redazione del bilancio consolidato compete agli amministratori della società De' Longhi SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale. I bilanci di alcune società controllate sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda circa il 7 per cento del totale attivo consolidato e circa il 21 per cento del valore della produzione consolidato è basato anche sulla revisione svolta da altri revisori.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 26 giugno 2000.

3 A nostro giudizio, il bilancio consolidato del gruppo De' Longhi al 31 dicembre 2000 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico del gruppo.

Treviso, 11 aprile 2001

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob – Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 – **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 – **Bologna** 40122 Via delle Lame 111 Tel. 051526611 – **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 – **Firenze** 50129 Viale Milton 65 Tel. 0554627100 – **Genova** 16121 Piazza Dante 7 Tel. 0105702013 – **Milano** 20122 Corso Europa 2 Tel. 027785I – **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 – **Padova** 35137 Largo Europa 16 Tel. 0498762677 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38100 Via San Francesco 8 Tel. 0461237004 – **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 – **Udine** 33100 Via Marinoni 12 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel. 0458002561

# Consolidated financial statements 2000

| ASSETS | 31.12.00 | | 31.12.99 | |
|---|---|---|---|---|
| | Partial | Total | Partial | Total |
| **A Receivables from shareholders** | | - | | **25,000** |
| **B Assets** | | | | |
| *Intangible fixed assets* | | | | |
| Start-up expenses | | 637 | | 237 |
| Research, development and advertising | | 698 | | 992 |
| Industrial and other patent rights | | 6,659 | | 4,423 |
| Concessions, licenses, trademarks and similar rights | | 191,075 | | 192,214 |
| Goodwill | | 545,344 | | 10,658 |
| Others | | 4,054 | | 1,013 |
| **Total intangible fixed assets** | | **748,467** | | **209,537** |
| *Tangible fixed assets* | | | | |
| Land and buildings | | 176,387 | | 148,965 |
| Plant and machinery | | 113,743 | | 75,335 |
| Industrial and commercial equipment | | 40,217 | | 32,264 |
| Other assets | | 11,302 | | 10,037 |
| Assets under construction and advances to suppliers | | 2,448 | | 686 |
| **Total tangible fixed assets** | | **344,097** | | **267,287** |
| *Financial assets* | | | | |
| Equity investments in: | | | | |
| subsidiaries | 2,409 | | 2,409 | |
| associated companies | 11,629 | | 11,577 | |
| other companies | 319 | 14,357 | 384 | 14,370 |
| Accounts receivable due from: | | | | |
| parents | | | | |
| more than 1 year | - | - | 8,000 | 8,000 |
| other companies | | | | |
| within 1 year | 1,864 | | 203 | |
| more than 1 year | 6,415 | 8,279 | 21,025 | 21,228 |
| Total | | 8,279 | | 29,228 |
| Other securities | | 43 | | - |
| Total financial assets | | 22,679 | | 43,598 |
| **Total fixed assets** | | **1,115,243** | | **520,422** |
| **C Current assets** | | | | |
| *Inventory* | | | | |
| Raw materials and consumables | | 131,009 | | 66,365 |
| Work in progress | | 41,234 | | 24,224 |
| Finished goods | | 198,296 | | 137,016 |
| **Total inventory** | | **370,539** | | **227,605** |
| *Receivables* | | | | |
| From customers: | | | | |
| within 1 year | 615,299 | | 497,226 | |
| more than 1 year | 436 | 615,735 | 111 | 497,337 |
| From subsidiaries | | - | | 2,059 |
| From associated companies | | 2,529 | | 1,925 |
| From parent companies | | 28,413 | | 31 |
| Other receivables | | | | |
| within 1 year | 111,380 | | 95,348 | |
| more than 1 year | 3,749 | 115,129 | 159 | 95,507 |
| **Total receivables** | | **761,806** | | **596,859** |
| *Short term financial assets* | | | | |
| Equity investments | | 1,754 | | 1,754 |
| Other securities | | 250 | | 2,676 |
| Total short term financial assets | | 2,004 | | 4,430 |
| Liquid funds | | | | |
| Cash in bank | | 127,172 | | 141,045 |
| Cheques | | 1,317 | | 9 |
| Cash in hand | | 487 | | 331 |
| Total liquid funds | | 128,976 | | 141,385 |
| **Total current assets** | | **1,263,325** | | **970,279** |
| **D Total prepayments and current income** | | **23,637** | | **4,337** |
| **Total assets** | | **2,402,205** | | **1,520,038** |

**LIABILITIES**

| | 31.12.00 | | 31.12.99 | |
|---|---|---|---|---|
| | Partial | Total | Partial | Total |
| **A Shareholders' equity** | | | | |
| *Share capital* | | 400,000 | | 400,000 |
| *Additional paid-in capital* | | - | | - |
| *Revaluation reserve* | | - | | - |
| *Legal reserve* | | 4,565 | | 1,820 |
| *Reserve for treasury stock on hand* | | - | | - |
| *Statutory reserve* | | - | | - |
| *Other reserve* | | | | |
| Foreign exchange reserve | 69 | | 670 | |
| Other reserves | 34,241 | 34,310 | 26,169 | 26,839 |
| *Retained earnings* | | 1,937 | | 7,703 |
| *Net income (loss) for the year* | | 27,980 | | 49,125 |
| **Total group shareholders' equity** | | **468,792** | | **485,487** |
| *Shareholders' equity - minority interest* | | 433 | | 660 |
| *Net income (loss) - minority interest* | | 204 | | 1 |
| **Total shareholders equity** | | **469,429** | | **486,148** |
| **B Provision for contingencies and obligations** | | | | |
| Provisions for agents leaving indemnity and similar obligations | | 6,405 | | 5,341 |
| Other provisions | | 15,447 | | 10,385 |
| **Total** | | **21,852** | | **15,726** |
| **C Staff leaving indemnity** | | **37,526** | | **24,302** |
| **D Payables** | | | | |
| Debentures | | | | |
| more than 1 year | | 290,440 | | 92,711 |
| Bank loans and overdrafts: | | | | |
| within 1 year | 304,304 | | 144,771 | |
| more than 1 year | 228,702 | 533,006 | 252,336 | 397,107 |
| Other financing payables | | 26,437 | | 23,572 |
| Advances | | 5,453 | | 2,542 |
| Trade payables | | 357,814 | | 258,132 |
| Notes payable | | 73 | | - |
| Payables due to subsidiaries | | 2,704 | | 2,586 |
| Payables due to associated companies | | 1,369 | | 276 |
| Payables due to parent companies: | | | | |
| within 1 year | 413,019 | | 149,956 | |
| more than 1 year | - | 413,019 | 1,000 | 150,956 |
| Payables due to tax authorities | | | | |
| within 1 year | 44,923 | | 29,805 | |
| more than 1 year | 29,383 | 74,306 | - | 29,805 |
| Social security payables | | 9,887 | | 7,358 |
| Other payables: | | | | |
| within 1 year | 130,452 | | 22,322 | |
| more than 1 year | 63 | 130,515 | - | 22,322 |
| **Total payables** | | **1,845,023** | | **987,367** |
| **E Total accrued liabilities and deferred income** | | **28,375** | | **6,495** |
| **Total liabilities** | | **1,932,776** | | **1,033,890** |
| **Total liabilities and shareholders' equity** | | **2,402,205** | | **1,520,038** |
| **Memorandum accounts** | | **24,254** | | **177,567** |

*Millions Lire*

**INCOME STATEMENT**

| | 31.12.00 | | 31.12.99 | |
|---|---|---|---|---|
| | Partial | Total | Partial | Total |
| **A Income** | | | | |
| Net revenues from the sale of goods and services | | 1,222,951 | | 1,136,044 |
| Changes in work in progress and | | | | |
| finished goods (inventory) | | 50,254 | | (20,810) |
| Increases in fixed assets for internal work | | 3,937 | | 2,346 |
| Other income | | 27,073 | | 22,531 |
| **Value of production (revenues)** | | **1,304,215** | | **1,140,111** |
| **B Expenses** | | | | |
| Raw and subsidiary material and goods | | 625,633 | | 521,080 |
| Services | | 301,812 | | 251,733 |
| Leases | | 14,241 | | 11,885 |
| Personnel costs: | | | | |
| salaries and wages | 126,697 | | 115,245 | |
| social security costs | 36,490 | | 34,140 | |
| severance payments | 7,101 | | 6,144 | |
| social benefits | 1,975 | | 2,169 | |
| other costs | 1,396 | 173,659 | 1,068 | 158,766 |
| Amortisation, depreciation and writedowns: | | | | |
| amortisation of intangible fixed assets | 18,841 | | 18,695 | |
| depreciation of tangible fixed assets | 41,352 | | 43,108 | |
| other writedowns of fixed assets | - | | 35 | |
| writedowns of trade receivables | 6,868 | 67,061 | 8,310 | 70,148 |
| Changes in stock of raw materials and | | | | |
| consumables | | (16,188) | | 2,397 |
| Provision for risks | | 7,820 | | 6,159 |
| Other provisions | | 1,342 | | 250 |
| Sundry operating expenses | | 8,543 | | 15,596 |
| **Total production costs (expenses)** | | **1,183,923** | | **1,038,014** |
| **Difference between revenues and expenses (A - B)** | | **120,292** | | **102,097** |
| **C Financial income and expenses** | | | | |
| Income from equity investments: | | | | |
| dividends | - | | 92 | |
| others | | 8,481 | 743 | 835 |
| Other financial income: | | | | |
| from other receivables entered as fixed assets | 19 | | | - |
| from securities entered as current assets | 3,097 | | 2,812 | |
| other income: | | | | |
| from subsidiaries | 68 | | 252 | |
| from parents | 401 | | 2,271 | |
| others | 54,731 | 58,316 | 25,720 | 31,055 |
| Interest and other financial expenses: | | | | |
| from subsidiaries | (409) | | (115) | |
| from parents | (6,641) | | (13,042) | |
| others | (90,529) | (97,579) | (46,281) | (59,438) |
| **Total financial income and expenses** | | **(30,782)** | | **(27,548)** |
| **D Adjustment to financial assets** | | | | |
| Revaluations of equity investments | | 53 | | - |
| Writedowns of equity investments | | (1) | | (467) |
| **Total adjustments to financial assets** | | **52** | | **(467)** |
| **E Extraordinary income and expenses** | | | | |
| Income: | | | | |
| gains on fixed asset disposal | 294 | | 225 | |
| other | 3,319 | 3,613 | 342 | 567 |
| Expenses: | | (23,548) | | (7,607) |
| **Total extraordinary income and expenses** | | **(19,935)** | | **(7,040)** |
| **Net income (loss) before income tax** | | **69,627** | | **67,042** |
| Income taxes | | (41,443) | | (17,916) |
| **Net income (loss) before minority interest** | | **28,184** | | **49,126** |
| Net (income) loss attributable to minority interest | | (204) | | (1) |
| **Net income (loss) for the year** | | **27,980** | | **49,125** |

# Report of the Board of Directors

## Group profile

De'Longhi S.p.A. is the holding company of a Group with a leadership position in market segments linked by the concept of well-being. The Group manufactures and markets products for heating, air conditioning and air treatment, cooking and food preparation, home cleaning and ironing. In particular, it is the world leader in heaters and portable air conditioners, and the Italian leader in all of the segments in which it operates.

The Group's competitive position was strengthened in early 2001 by its acquisition of the Kenwood Group, market leader in Great Britain and international specialist in food preparation products, as well as producer of cleaning and ironing systems through its subsidiary Ariete S.p.A.

The Group dominates a variety of product segments and price levels through its use of several brands (De' Longhi, Simac, Vetrella, Supercalor, Ariagel, Radel, Elba, Superclima and Climaveneta, to which Kenwood and Ariete have been added by acquisition of the Kenwood Group), each with a distinct connotation in terms of market perception and positioning.

The Group has assumed the position of specialist in its sectors thanks to its ability to offer market products with innovative technology and design and, in some cases, to anticipate and stimulate latent consumer needs with the support of effective communication.

The Group has strong industrial ability and solid know-how, with 14 production facilities (one of the three recently acquired with the Kenwood Group being located in China) that execute initial machining operations such as plate stamping and plastic moulding. These operations are critical for rapid production of products marked by high quality, technology and design.

The Group's products are distributed by means of a complex sales network that is appropriately differentiated by brands, sales channels, and at times by lines of business.
In Italy, distribution is performed by a direct sales force managing major accounts, as well as by an extensive network of agents and by specific business structures for some channels. In foreign countries, which account for over 65% of sales, the Group has strong direct presence through subsidiaries in Holland, Canada, France, Japan, Germany, Great Britain, Poland, and the United States, and through sales offices in China, Russia and Ukraine. Additional subsidiaries have been added in Austria, Hong Kong, Malaysia, and Singapore, acquired with the Kenwood Group. In other countries (especially Greece, Spain, New Zealand and Australia), local distributors work almost exclusively to promote and market the Group's products.

The Group's strong growth in recent years (an average CAGR of over 10.54% in the last four years) was achieved both organically and through acquisitions. When integrating acquired companies, the Group's policy has always been to safeguard the specificity of production competences, business structures and brands, while (with various methods depending on the acquisition in question) taking advantage of synergies made possible by the centralisation of some roles and sharing of technological know-how.

The year just ended was a milestone for the Company's profile and prospects. In December, it acquired some companies previously held directly by the controlling shareholder, producers of free-standing kitchens, heaters, and large-scale air conditioners and thermocooling units, with total sales of Lire 338 billion. By doing so, it consolidated a group of businesses which, due to their complementarity, completeness, internal synergies, and market prospects, will become the basis

for profitable and sustainable growth in the future.
Reports by independent experts were obtained to support and account for the acquisition price.
Applying the same logic aimed at gathering all strategic businesses around De' Longhi, the company was reorganised to achieve greater leanness after a few smaller companies (less consistent with the core business) left the consolidation perimeter. Following such reorganisation, the consolidation area is not completely comparable to the previous one.

To adapt its organisational model to this increased complexity and size, the Company set the bases for improvement of internal control systems and the reference management model. A Managing Director was appointed to increase the authoritativeness of management and to build a management model in which strategy, organisation and operations are conducted with the mutual approval of businessman/shareholder and management.
This was also achieved by means of greater formalisation and, in some cases, revision of organisational reports and with implementation of a more adequate system of authorisation.

## Principal results

▪ In 2000, De' Longhi had consolidated income of Lire 1,223 billion, which, compared to 1999, discounts the de-consolidation of sales of De' Longhi Radiators S.r.l. for nine months of 2000, with consequent minor contribution to consolidated income of approximately Lire 86 billion.
Growth in sales compared to 1999, 7.6%, would therefore be equal to 17% on a homogeneous basis.
In addition, consolidated income does not consider the income of acquired companies for 2000.

EBITDA (profits before interests, taxes, depreciation and amortisation) rose from Lire 178.7 billion (with incidence on sales of 15.7%) to Lire 196.5 billion (with incidence on sales of 16.1%).

Net profits were Lire 28 billion.

## Market scenario

▪ In 2000, growth in GDP worldwide was approximately 4.7%, with a larger contribution to growth by non-EU nations. During the first half of 2000, the economy in the Euro area consolidated the recovery phase begun in 1999; exports gave a positive contribution thanks to weakening of the Euro and to a strong expansion of international trade.
Also in the Euro area, monetary authorities gradually raised the interest rate, bringing it to 4.75%, to guard against inflation. In 2000, family consumption grew at a slightly greater rate than in 1999.
With regard to the Italian economic trend, the recovery continued and growth in GDP was 2.8%. Growth in domestic demand remained strong and, as in other European countries, exports benefited from a weakened currency and from growth in international trade.
The British economy confirmed this growth trend; GDP increased by 3.3%, thanks mainly to increased domestic demand.
The long growth phase of the American economy continued at a strong rate in 2000 (+5.2%), but suffered from an unexpected drop in the last quarter following an increase in the price of oil and uncertainties in the stock market.
After a period of recession, the Japanese economy gradually recovered in the first half. In this period, the contribution of public demand was significant due to the implementation of measures to sustain the economy. Growth in GDP was 1.9%.

## The home appliances market

Growth in sales of home appliances in the EU were substantially in line with that of overall consumption.
During 2000, growth in the Italian home appliances market slowed to about 2.5%, mainly due to the demand for cooking appliances and heaters.
On the other hand, the demand for small appliances remained at the high levels achieved in 1999.
The demand for home appliances in non-EC markets caused a significant rise in exports (+10% in volume), with production increasing of more than 5%.
The demand for home appliances in the United States slowed with regard to the heating and cooking segments, while small appliance sales rose. Over all, imports from Italy showed a growth trend, counteracting the trend in the heating segment.

## Business segments

The Group operates in the following main categories:

- heaters,
- air conditioning and air treatment systems,
- cooking and food preparation products,
- home cleaning and ironing products.

An insignificant part of the Group income derives from the sale of accessories, raw materials, spare parts, or distribution of marketed products.

The following table shows consolidated sales for each segment in 1999 and 2000 (in the first two columns). The other columns show proforma consolidated values, including income from companies acquired by 31.12.2000.

| DE'LONGHI GROUP | 1999 consolidated | 2000 consolidated | 1999 proforma | 2000 proforma | Diff. 99-00 proforma | Diff. % 99-00 proforma |
|---|---|---|---|---|---|---|
| | (bil. Lire) | (bil. Lire) | (bil. Lire) | (bil. Lire) | (bil. Lire) | |
| Heating * | 228 | 299 | 348 | 409 | 61 | 17.5% |
| Air conditioning and air treatment | 298 | 320 | 426 | 461 | 35 | 8.2% |
| Cooking and food preparation | 329 | 403 | 435 | 506 | 71 | 16.3% |
| Home cleaning and ironing | 133 | 134 | 133 | 131 | (2) | (1.5%) |
| Other | 35 | 40 | 32 | 53 | 21 | 65.6% |
| Total (partial) | 1,023 | 1,196 | - | - | - | - |
| Heating** | 113 | 27 | - | - | - | - |
| **Total** | **1,136** | **1,223** | **1,375** | **1,561** | **186** | **13.5%** |

* The sales of De'Longhi Radiators S.r.l. are not included
** Values refer to sales of De'Longhi Radiators S.r.l.

*Heaters*
The range of heating products may be divided into:

- mobile heaters,
- units for fixed heating systems.

The Group produces a complete range of mobile heating solutions, including oil-filled electric radiators, (portable and wall) electric convectors, fan heaters, gas heaters, gas/electric heaters, kerosene heaters, wood burning stoves, coal burning stoves, and wood and coal burning stoves.
The Group is the world leader in this sector, particularly with regard to its family of oil-filled electric radiators, where it is the only company to offer four lines with different aesthetics, technical features and positionings.

Sales of mobile heaters grew by Lire 61 billion (+17.5%) compared to 1999.
The recent introduction of a new range of oil radiators was the determining factor in such a result.

With DL Radiators S.p.A., the Group is also present on the European market of steel radiators (so-called "terminal units") for fixed heating systems, where it has a significant position.
Sales of fixed heating systems were Lire 119 billion, substantially in line with the previous year despite a generally weak market.
Forecasts for the current year are encouraging because consumers are turning to types of products more in line with our assortment.

*Air conditioning and air treatment systems*
The Group offers a complete line of air conditioners, humidifiers, dehumidifiers and air purifiers that ranges from a portable dehumidifier to a plant with a power rating of 0.4 Kw, to thermocooling units for industrial use and for large public complexes with a power rating of 2400 Kw.

The range of air conditioning and air treatment products is divided into:

- portable air conditioners,
- fixed modular air conditioners (split),
- medium and large thermocooling units,
- other air treatment products.

With regard to portable air conditioners, the success of Pinguino, offered all over the world, made the Group the world leader in this segment. These compact units, with power ratings from 1.9 Kw to 4 Kw, are designed to condition single rooms. They have the advantage of not requiring any installation, and can be moved easily from one room to another.

The Group also offers a complete line of wall-mounted air conditioners that can support up to three internal units. These are appropriate for cooling single apartments and offices or small businesses. The Group holds an important position in the Italian market for these products.

The Group is the Italian leader in the sector of medium and large thermocooling machines and systems, offering a wide range of thermocooling machines and systems with power ratings ranging from 2 Kw to 2400 Kw. Systems rated from 2 Kw to 37 Kw are suitable for large apartments and for medium/medium-large offices or businesses. Large systems (rated from 40 Kw to 2400 Kw) are designed to air condition large commercial and residential structures, or for specific industrial applications (cooling of machinery).
Some models may become a high-yield heat source for rooms, using the heat pump principle.

The Group's range of air treatment products is completed by a line of dehumidifiers, humidifiers and purifiers. The dehumidifiers are portable enbloc systems that use the same technology as air conditioners, and reduce the level of water

vapour in the air. The Group, which created the home dehumidifier market in Italy with the launching of its "Tasciugo" line, is the European leader in such segment and has a major market share worldwide.

Overall sales in the air conditioning and air treatment segment were Lire 461 billion, an increase of 8.2% compared to the previous year.

*Cooking and food preparation products*
The Group is highly specialised in many segments of the cooking and food preparation products market. In particular, it produces and sells ovens, deep-fryers, toasters, barbecues and contact grills, coffee machines, free standing kitchens, cooking surfaces and built-in ovens, as well as mixers, food processors, and other food preparation products.

It has a leadership position in Italy and a major role worldwide in the top oven segment. For the fullness and depth of its range, which includes microwave, electric and combined ovens with capacity and sizes from 7 to 30 litres, it is one of the world's top competitors.
The Group is the leader in Italy and in Great Britain for deep-fryers, and a major operator on the international market.
The Group has a significant position in the Italian coffee machine market, and is the leader in Japan. The line offers various models, including machines for espresso coffee, machines for American coffee, and machines that make both espresso and American coffee.
The Group also occupies a major role in the free-standing kitchen, cooking surface, and oven segments.
The category of food preparation products includes a complete range of juicers, mixers, and ice cream makers.

Overall sales in the cooking and food preparation segment were Lire 506 billion, up 16.3% compared to last year.

*Home cleaning products and ironing systems*
The Group produces a wide range of home cleaning and ironing products. It is the national leader in vacuum cleaners and a major operator in ironing systems. The Group produces an extensive range of electric sweepers, vacuum cleaners, steam and multifunction cleaners, steam extractors (which combine dissolving of dirt by steam with suction) and steam ironing systems.

Sales in the "home cleaning" segment were Lire 131 billion, in line with 1999. The updating of the range completed in late 2000 will bring positive effects in terms of greater sales, especially in 2001.

## Allocation of growth by geographic area

The strong international trend is documented in the table below, which shows sales divided by geographic area.
As was done above for business segments, consolidated proforma values are given, which include income of companies acquired by 31.12.2000. Comments refer to proforma data.

*Income by geographic area:*

| | 1999 consolidated | 2000 consolidated | 1999 proforma | 2000 proforma | VAr 00-99 proforma | Var % 00-99 proforma |
|---|---|---|---|---|---|---|
| | (bil. Lire) | (bil. Lire) | (bil. Lire) | (bil. Lire) | (bil. Lire) | |
| Italy | 441 | 422 | 509 | 510 | 1 | 0.2 % |
| United States and Canada | 147 | 199 | 147 | 199 | 52 | 35.3% |
| Japan | 67 | 103 | 67 | 103 | 36 | 53.7% |
| Great Britain | 92 | 98 | 143 | 160 | 17 | 11.9% |
| Other European Countries | 319 | 308 | 294 | 329 | 35 | 11.9% |
| Rest of the World | 70 | 93 | 215 | 260 | 45 | 20.9% |
| **Total** | **1,136** | **1,223** | **1,375** | **1,561** | **186** | **13.5%** |

There were significant increases in sales (from 14% to 38%) in Great Britain, the United States, Canada, Japan, France, and Benelux (all countries in which the Group has subsidiaries). Among countries in which the Group has a subsidiary, growth in sales was below 10% only in Germany. In general, such a growth is attributable to the success of our products, to an increasing recognition of the brand, and to the fine work done by our international structures.

## Company performance

• The following table presents a reclassification of consolidated income statements, with the warning that 2000 is not perfectly comparable to 1999 due to the above-mentioned deconsolidation of data of an affiliate.
Inclusion of such a data in 2000 would have resulted in increased income of Lire 86 billion.
Reclassification of consolidated income statements:

| | 2000 | % of sales | 1999 | % of sales |
|---|---|---|---|---|
| | (bil. Lire) | | (bil. Lire) | |
| Income from sales | 1,223 | 100.0% | 1,136 | 100.0% |
| Gross industrial margin | 695 | 56.8% | 617 | 54.3% |
| Costs for services and other costs | (325) | (26.5%) | (279) | (24.6%) |
| **Added value** | **370** | **30.3%** | **338** | **29.7%** |
| Labour costs | (174) | (14.2%) | (159) | (14.0%) |
| **Gross operating margin (EBITDA)** | **196** | **16.1%** | **179** | **15.7%** |
| Depreciation and accruals | (76) | (6.2%) | (77) | (6.7%) |
| **Net operating profit (EBIT)** | **120** | **9.8%** | **102** | **9.0%** |
| Financial and extraordinary income (expenses) | (50) | (4.1%) | (35) | (3.1%) |
| **Earnings before taxes** | **70** | **5.7%** | **67** | **5.9%** |
| Income Taxes | (42) | (3.4%) | (18) | (1.6%) |
| **Net income** | **28** | **2.3%** | **49** | **4.3%** |

Sales grew by 7.6% (which, with a homogeneous consolidation perimeter, would be +17%).
Gross industrial margin increased by 2.5% in terms of incidence on sales, and by Lire 78 billion in absolute value (+13% compared to the previous year).
The improvement of margins is due in part to a positive exchange effect, generally favourable compared with the Euro,

and in part due to cost containment, notwithstanding the generalised increase in prices of raw materials and price adjustments.
In addition, the trend continued toward a mix favouring higher-margin products. Compared to 1999, EBITDA increased in by 0.4 points; EBIT by 0.8 points.
Given the many terms on the income statement regarding financial income/expenses, we point out that financial expenses (with the exclusion of components regarding costs/income - profit/loss on differences in exchange rates) amount to Lire 41.8 billion, an increase of Lire 8.9 billion compared to 1999, due to an increase in interest rates that brought the average interest rate from 3% to over 5%.

Earnings before tax compared to 1999 grew from Lire 67 billion to Lire 70 billion, and was affected by a worsening of financial management as described above and by extraordinary expenses of approximately 20 billion, almost all of which regarded payment of an indemnity following divestment of a share capital investment made in 1997.
Profit for the year compared to 1999 dropped from Lire 49.1 billion to Lire 28 billion due to a greater tax burden.

## Analysis of financial statement

- The Group's financial statement is broken down as follows:

| | 2000 | 1999 | Diff. |
|---|---|---|---|
| | (bil. Lire) | (bil. Lire) | (bil. Lire) |
| Current assets | 1,128 | 829 | 299 |
| Current liabilities | (516) | (327) | (189) |
| **Net working capital** | **612** | **502** | **110** |
| Non-current assets: | | | |
| Intangible assets | 748 | 209 | 539 |
| Tangible assets | 344 | 267 | 77 |
| Long-term investments | 18 | 36 | (18) |
| Receivables from shareholders | - | 25 | (25) |
| Non-current liabilities | (59) | (40) | 19 |
| **Total capital employed** | **1,663** | **999** | **664** |
| Minority interest | 1 | 1 | - |
| Net equity | 469 | 485 | (17) |
| **Total non-financial sources** | **469** | **486** | **(17)** |
| **Net financial position** | **(1,193)** | **(513)** | **(680)** |

| | 2000 | 1999 |
|---|---|---|
| Key ratios: | | |
| Working capital/ income from sales | 50 % | 44% |
| Net financial position/ net equity | 254 % | 106 % |

Acquisitions made in late December 2000 caused a significant change in the consolidation area compared to the previous year. As a result, comparison to 1999 lacks homogeneity, and it is necessary to point out the effects of such acquisitions on the Group's financial statement.

Net operating capital increased by Lire 110 billion compared to 1999; with equal consolidation areas, and not considering the companies acquired in December 2000, such increase was Lire 46 billion, mainly due to an increase in inventory of air conditioning products, affected by poor seasonal climate.

The increase of Lire 664 billion in total capital employed was due mainly to the effects of acquired companies (approximately 642 billion); in particular, intangible assets increased by Lire 539 billion compared to 1999, due mainly to consolidation differences. Such differences, which will be subject to amortisation based on future usefulness, appear justified in consideration of the profitability expressed by the acquired companies as well as by the entire Group.

Net financial position changed from Lire 513 billion in 1999 to Lire 1,193 billion in 2000. This is because it contained not only the net financial standing of subsidiaries acquired at year end, consolidated at the equity level with the integral method, but also debts to controlling companies for the unpaid part of acquisitions.

Cah flow may be summarised as follows:

| **Cash flow from:** | **2000** | **1999** |
|---|---|---|
| Operating activities | 92.7 | 110 |
| Change in net working capital | (43.4) | 5.8 |
| Investing activities | (20.7) | (22.9) |
| Movements of net equity | - | 100.0 |
| Variation in consolidation area | (707.7) | - |
| Variation in conversion difference | (0.6) | 0.8 |
| **Var. in net financial position** | **(679.7)** | **193.4** |

At 31 December 2000, there were debts related to the purchases of the above-described company amounting to Lire 504.6 billion. Agreements signed by the parties provide that the remaining portion of the debt (not onerous) shall be paid in three instalments by 31 December 2001.

In addition, net financial position toward third parties, equal to Lire 713.9 billion, is composed by loans payable within 12 months (Lire 168.3 billion) and loans payable beyond 12 months (Lire 545.6 billion).

## Human resources: organisation and systems

- There were 3860 employees of the De'Longhi Group at 31 December 2000 (2,595 in 1999) divided as follows:

| | **31/12/00** | **31/12/99** |
|---|---|---|
| Workers | 2,747 | 1,745 |
| Employees | 1,057 | 817 |
| Managers | 56 | 33 |
| **Total** | **3,860** | **2,595** |

Of these, 3,536 are employed by the Group's Italian companies, and 324 work in foreign countries companies.

Data for 2000 include personnel of the companies acquired in late December. Considering a consolidation area homogeneous with that of 1999, the labour force has incremented by 250 employees.

During 2000, training activities conducted at the Group level, also financed by the European Social Fund and under national laws, involved approximately 600 employees at all levels, for over 17,000 hours of training. These initiatives regarded both managerial training and professional updating of various organisational, technical/productive, administrative and sales personnel.

With regard to labour relations, 2000 was the year in which Collective Labour Agreements were renewed for the Group's main companies (De' Longhi S.p.A., Elba S.p.A. and Radel S.p.A.). The new Performance Bonus is linked to improvement of profitability, quality and efficiency indices, and is paid to employees based on a mechanism that awards presence at work.

The arrival of the new Managing Director of the Parent Company set the bases for redefinition of internal organisational reports and management authorities, as well as activation of some internal communication and integration mechanisms (periodic meetings to check the progress of main company problems, think tanks and organisational innovation).
Reinforcement of internal and external sales structures continued during 2000, which permitted the Group to increase its presence in the territory and to enter new distribution channels. Specifically, the sales office in Belgium began operations, and an agreement was signed with an important group for distribution in Southeast Asia.

An internal review process was also begun with the aim of reducing operating capital by means of a series of activities, including redesigning of sales planning flows, which should produce a greater sense of responsibility in sales personnel.

Computer systems used by main Group companies are essentially based on SAP management software, used by the Parent Company as well as by Simac-Vetrella S.p.A., DL Radiators S.p.A., Radel S.p.A., and Elba S.p.A. SAP provides integrated management of all main aspects of the Group's production and business activities, including logistics, stock, warehouse, orders, sales, and handling of raw, semi-finished and finished products, both among Group companies and among such companies and the distribution network.
The Company has continued its plan to extend the computer system to other Group companies, including De' Longhi America Inc. and De' Longhi Nederland B.V. for a total of over 1000 enabled users.

## Research and development

The Group's Research and Development department, in which large investments are constantly made, has 10 laboratories and 13 technical offices located in or near production facilities. The Group dedicates over 223 resources to research and development. Over the years, such significant investments have allowed the Group to obtain and consolidate competitive advantages, including:

- *Efficiency of production cycle and* containment of production costs through innovation of production processes. In its various business sectors, the Group exploits specific skills developed in plate stamping, welding, plastic injection, painting and enamelling, use of gases, electronics and electrotechnics to design and build production plants that are highly automated,

modern and efficient from the costs point of view.

• The ability to identify innovative solutions and technologies thanks to which it has been possible to satisfy, and often anticipate, changes in customer demand and in reference standards.

The Group has taken advantage of the benefits granted by Law 46/82, *"Program of applied research," for the study of "New air conditioning systems utilising hydrocarbons as refrigerant gas in place of HFCs and HCFCs, and prototype production process"* and of a *"Machine for the production of hot or cold water or air by means of a refrigerant fluid."* Contributions provided by Law 140/97, *"Technological Innovation"* have also been obtained.

In the wall air conditioning segment, interesting Internet-based solutions have been created that extend and increase existing functions by means of remote management, a type of remote control that is highly innovative compared to market standards.

In 2000, the Parent company alone sustained research and development costs of approximately Lire 11 billion, allocated entirely to the income statement with the exception of an amount for the "new voice-controlled microwave" project, which was capitalised for Lire 270 million, given its clearly defined product development specifications.

In expectation of possible exploitation of Law 140/97 *"Technological Innovation,"* we provide details of the required information regarding just the Parent company.

***Nature and description of research and development activities***
This activity regards several research projects in air conditioning (Lire 4.2 billion), heating (Lire 1.8 billion) and small appliances (Lire 5.2 billion).

***Nature and description of cost deducted for purposes of DPR 917/86***
Expenses sustained during the year regard (i) costs for Research & Development personnel (Lire 4.4 billion), (ii) costs for tools and equipment (Lire 0.6 billion), and (iii) costs for technological consulting services, for acquisition of know-how, and for general expenses (Lire 6 billion).

***Description of fundamental results achieved and possible effects on know-how***
In witness of the Group's innovative ability, and as demonstration of cost effectiveness, we highlight the registration of important inventions in 2000. These included, in the electric radiator family, a patent for a special structure for room radiators; in air conditioning, a patent for a machine that produces hot and cold air or water by means of a refrigerant fluid; in cooking products, a patent for a voice-controlled microwave oven with automatic cooking process.

## Investments and products

▪ Total investments in tangible assets were approximately Lire 35 billion. Of these, over Lire 19 billion were spent for moulds/dies and tools to produce new products. The remaining amount was predominantly investments to complete and maintain the current production capacity.
In 2000, a new production facility was inaugurated at Ampezzo (UD). This facility specialises in assembling coffee machines, fan heaters, electric ovens and contact grills, and has already achieved high levels of efficiency in line with the Group standards.

For purposes of example, we summarise the most important products created in 2000:

- new espresso coffee machine with pump, featuring an innovative system to whip milk, and the new BAR 50 and 51 series with IFD instant cappuccino,
- new steam extractor cleaner,

- new series of Simac ironing systems,
- new series of high capacity deep-fryers positioned at the high end of the market,
- extension of the "retrò" range of Sfornatutto ovens, with creation of a model for the American market with a 12 litre capacity,
- new model of stainless steel ventilated combination oven,
- completion of range of ventilated ovens with creation of two digital ovens with electronic commands and temperature control for the American market,
- new water-air Pinguino entirely in plastic, with exclusive Turbo power system,
- new range of Caldobagno bath fan heaters for the high end of the market, and table fan heater,
- new electronic fan heater model with intelligent functioning,
- (ECC-Electronic Climate Control),
- new series of plated resistance convectors for the American market.

Large investments were made in 2000 for advertising and communication. These investments (approximately Lire 64 billion) were allocated entirely to the income statement, and regarded support and consolidation of existing product lines (cooking and food preparation, air conditioning) as well as launching of new products.
In particular, major advertising campaigns were conducted in 2000 for launching of the "twin-oven" ("doppioforno") microwave in Italy and for launching of the new "living innovation" concept in the United States linked to digital ovens, deep-fryers and combined coffee machines.

## Businesses and relations with subsidiaries, controlling companies and affiliates

▪ Relations with controlling companies are described in the explanatory note, and in the notes to the single items of the balance sheet and the income statement. In conformity to law, we specify that the Company did not hold, nor did it buy or sell, any of its own shares during the year.

## Euro

▪ After an analysis of conversion to the Euro as money of account, the Group has decided to schedule such conversion for the second half of 2001.

## Events subsequent to close of year

*Increase in share capital*

A special meeting of shareholders was called in early April 2001. On the agenda there was a proposal to increase share capital with a purchase option reserved to shareholders. In this regard, we have been informed that the shareholders of Parent company De' Longhi S.p.A. have confirmed their intention to subscribe the entire increase in share capital in the amount of Lire 250,587 million.

*Kenwood*

In early 2001, De' Longhi S.p.A. (through a subsidiary) completed, by means of a take-over bid, its acquisition of the entire share capital of Kenwood Appliances Plc, for a total cost at the end of the take-over bid of approximately GBP 46.2 million (equal to about Lire 142.4 billion). Such company is the head of a Group that manufactures food preparation products and home cleaning and ironing products, and in the fiscal year ending 31 March 2001 had sales of approximately GBP 155.2 million (equal to Lire 484 billion). The Kenwood acquisition will allow the Group to improve its strategic position in the cooking/food preparation segment, becoming the European leader in this area. The quality of the brand acquired, critical mass reached, increased purchase power, strong complementarity of product and distribution, possibility of having a currently under-utilised factory in China, are the principal points in favour of this acquisition.

With the exception of the above remarks, there were no major events that may have had a significant influence on the Company's results or that may have modified the Company's equity, financial, or economic structure.

## Foreseeable prospects/progress in operations

- In 2001, the Group will continue its growth strategy aimed at maintaining its market share in business segments and countries in which it is the leader or where the market is expanding, and at increasing shares in fastest growing markets by innovating its products and strengthening its distribution network.

Integration with the Kenwood Group, scheduled to start in the second quarter 2001, should result in important synergies and therefore bring major economic returns.

Results in the early months of current year confirm the forecast of increased growth.

It is also expected that operating results will benefit from a current trend toward lower costs of raw materials.

Sales are growing, with improvement in the gross contribution margin compared to the same period in 2000, including with respect to recently acquired companies.

*For the Board of Directors*
Stefano Beraldo
Managing Director

# Explanatory notes to consolidated financial statements

## Introduction

The consolidated financial statements of De' Longhi S.p.A. for the financial period ending on December 31st 2000 have been drawn up in accordance with the standards for consolidated financial statements set forth by Leg. Decree No 127 of April 9th 1991. They comprise the consolidated balance sheet, income statement and these explanatory notes. Moreover, the latter include all the supplementary information deemed necessary in order to provide a true and accurate picture of the Group's financial and economic position.

For the purpose of compiling the consolidated financial statements, we used the yearly statements prepared by the Boards of Directors of each individual company, adjusting them, when necessary, to reverse tax items and make them compliant with the Group accounting policies. These, in turn, are in conformity with the laws regarding consolidated financial statements, as interpreted and integrated by the accounting principles set forth by the Consiglio Nazionale dei Dottori Commercialisti e Ragionieri (National Boards of Professional Accountants) and, where necessary, those set by the International Accounting Standards Committee (IASC).

Figures reported in the consolidated balance sheet, income statement and explanatory notes are expressed in millions of Italian Lire (or in billions in the section pertaining to the notes) to provide a clearer illustration and facilitate assessment of the financial position of the Group and the results of its operations.

In the consolidated financial statements as of December 31st 2000 the corresponding items of the consolidated financial statements as of December 31st 1999 are shown. To allow a comparison between the consolidated financial statements as of December 31st 1999 and the consolidated financial statements as of December 31st 2000, certain reclassifications were done.

## Area of consolidation

The Consolidated Financial Statements as of December 31st 2000 include the financial statements of the parent company De' Longhi S.p.A. and its directly and indirectly controlled Italian and foreign subsidiaries.

A list of the main companies included in the integral consolidation of accounts is attached hereto.

An itemized list of shareholdings, accounted for using the equity method, is provided in the section pertaining to long-term investments.

Compared to 1999, the area of consolidation underwent a significant change due to acquisitions and disposals taking place in December 2000 and the transfer of undertakings in the 'fixed heating' segment.

The main transactions leading to changes in the area of consolidation are described below:

- as a result of the transfer of the sale of 'heating' products from De' Longhi Radiators S.r.l. to DL Radiators S.p.A., only 3 months of business are accounted for in the 2001 consolidated financial statements (as opposed to 12 months in 1999). The company leasing contract between the two above mentioned companies expired on March 31st 2000 and, as of April 1st 2000, this business was again taken over by the lessor (DL Radiators S.p.A.). On 28th December 2000 the shareholding owned in De' Longhi Radiators S.r.l. was sold, the latter company being inactive and thus no longer of strategic importance for the Group,
- the transfer of the share capital investments in the companies Nauta S.r.l., De' Longhi Canada Distributors Inc. and Ontario Ltd. The removal of said companies from the area of consolidation determined no changes in the consolidated financial and economic position, given that they were either inactive or provided a limited range of services for the Group,
- the acquisition, by De' Longhi Pinguino S.A. – a wholly owned controlled subsidiary of De' Longhi Spa - of shareholdings listed below, with their consequent inclusion within the consolidated accounts; the acquisitions, completed on 28th December 2000, concerned:
  - 99.99% of the share capital of De' Longhi Divisione Cucine S.p.A., for a total of Lire 71.7 billion, by De' Longhi Soparfi S.A.,
  - 99.92% of the share capital of DL Radiators S.p.A., for a total of Lire 96.4 billion, by Xarocco - MKG and Investments Ltda,

- 90% of the share capital of Climaveneta S.p.A., for a total of Lire 276.9 billion, by De' Longhi Soparfi S.A., taking into account that the remaining 10% is made up of own shares,
- 100% of the share capital of Micromax S.p.A., for a total of Lire 39.7 billion, by De' Longhi Soparfi S.A.,
- 30% of the share capital of Ergoklima S.p.A. for, for a total of Lire 54.2 billion, by De' Longhi Soparfi S.A.,

for an overall total of Lire 538.9 billion plus Lire 125 million in accessory expenses. The book values have been determined on the basis of appraisals performed by independent experts. The acquired companies were included in the integral consolidation taking effect on December 31st 2000, only with respect to the balance sheet,

- the acquisition of a shareholding in the company Sile Corpi Scaldanti S.r.l., for an amount of Lire 4.6 billion,
- the incorporation of the company De'Longhi Clima Polska Sp.Zo.o., which is engaged in marketing 'fixed heating' segment products in Poland,
- the incorporation of the company E-Services S.r.l., share capital of 50,000 Euros, with 51% Group ownership, linked to the stipulation of a company leasing contract with De'Longhi S.p.A.

## Principles of consolidation

The most important accounting principles adopted for the preparation of the consolidated financial statements are the following:

- data have been consolidated using the method of global integration, the book value of consolidated shareholdings being replaced by the corresponding net equity shares,
- any difference deriving from the elimination of shareholdings in the financial period in which a company is included for the first time in the consolidated financial statements is attributed:
  - if positive, where possible, to the assets and liabilities of the companies included in the consolidation. Any residual amounts are entered under the item "Goodwill",
  - if negative, it is entered as a part of Net Equity, under the item "Reserves",
- the positive difference is amortized according to the estimated useful life,
- the portions of net equity and net profits in which third-party shareholders have claims are shown separately under "Minority Interests",
- receivables and payables, costs and revenues and all items pertaining to transactions between companies included in the area of consolidation have been eliminated, including dividends distributed among Group companies. Any non-realised profits, capital gains and capital losses deriving from intercompany transactions are eliminated,
- any effect of allowances and value adjustments made by the individual consolidated companies for the purpose of attaining tax benefits under current laws is likewise eliminated, the relative tax consequences being taken into account where applicable.

## Foreign currency translation principles and exchange rates

The financial statements of foreign subsidiaries are translated into Italian Lire in the following manner:

- assets and liabilities are assessed using the current exchange rates in effect at the year end. For currencies of countries in the EU, they are represented by the permanent exchange rates fixed by the European Commission on December 1998;
- items in the income statement are assessed using the average yearly exchange rates;
- net equity items are assessed at the historical exchange rates.

Exchange rate differences deriving from the application of this method are directly recorded under a specific consolidated equity item, "Reserve".

The Lira/currency exchange rates applied for the purposes of translation are shown below.

| CURRENCY | | AVE. EXCHANGE RATE '00 (**) | EXCHANGE RATE AS OF 31.12.00 (*) |
|---|---|---|---|
| French franc (*) | FRF | 295.182 | 295.182 |
| Dutch guilder (*) | NLG | 878.641 | 878.641 |
| German mark (*) | DEM | 989.999 | 989.999 |
| Luxembourg franc (*) | LUF/BEF | 47.999 | 47.999 |
| Pound sterling | GBP | 3,178.432 | 3,102.499 |
| US dollar USD | USD | 2,102.587 | 2,080.892 |
| Japanese yen | JPG | 19.513 | 18.109 |
| Canadian dollar | CAD | 1,414.986 | 1,386.516 |
| Portuguese escudo | PTE | 9.658 | 9.658 |
| Spanish peseta | ESP | 11.637 | 11.637 |
| Polish zloty | PLN | 483.41 | 502.95 |
| Greek drachma | GRD | 5.682 | 5.682 |
| Austrian schilling | ATS | 140.71 | 140.71 |

(*) rates fixed by the E.C. in 1998

(**) *source: UIC (Italian Exchange Office)*

## Summary of Significant accounting policies

The most important accounting principles adopted in the preparation of the consolidated financial statements at December 31st 2000, as per the provisions of article 2426 of the Civil Code, reiterated by art. 35 of Leg. Decree 127/91, are as follows:

*a- Intangible fixed assets*

Intangible fixed assets are recorded at their purchase price, plus any additional value and are systematically amortized on the basis of their estimated useful life.

Whenever, these assets experience a permanent impairment in value, they are written down accordingly; should the reasons for the write-down no longer subsist, the original book value is restored in subsequent financial periods.

Start-up and expansion costs include incorporation expenses and capital increases and is amortised over a period of five years.

Research & Development costs are capitalised if they pertain to specific, clearly defined products whose technical feasibility and future market prospects have been reasonably demonstrated. The book value is systematically amortised over a period of five years.

Licences, trademarks and similar rights are amortized on the basis of their remaining future utility, estimated as ten to twenty years for trademarks, four years for user rights and ten years for patents.

Goodwill is systematically amortised over a period of ten years in some cases and twenty years in others, based on reasonable estimates of their useful life and the Group's prospects for employing the surpluses, in turn estimated according to the characteristics of the sector in which affiliates operate.

The values have been recorded with the consent of the board of auditors, where their approval is required. It should be noted that, pursuant to art. 2426 of the C.C., - until start-up and expansion costs, research, development and advertising costs having a long-term economic useful are

completely amortised, dividends may be distributed only if the available reserves are sufficient to cover the residual amount of capitalised costs.

*b- Tangible fixed assets*

Tangible fixed assets are shown at their purchase or production cost, inclusive of any directly attributable ancillary expenses; some categories of assets have undergone revaluations pursuant to Laws n° 576/75; n°72/83 e n° 413/91 (and of additional value allocated in consequence of mergers and consolidations). Any fixed assets that, at the closure of the financial period, indicated permanent declines in value are written down accordingly; the original book value is restored in subsequent financial periods if the reasons for the write-down no longer subsist.

Tangible fixed assets are shown net of accumulated depreciation, systematically calculated in each financial period on the basis of their estimated economic useful life. The depreciation applied to fixed assets acquired during the period is reduced by one half to reflect the shorter period of use.

The following charges have been applied:

| | |
|---|---|
| Industrial Buildings | 3.0% |
| Lightweight constructions | 10.0% |
| General/specific plant | 10.0-15.5% |
| Ovens | 15.0% |
| Misc. equipment | 25.0% |
| Purification systems | 15.0% |
| Office furnishings and equip. | 12.0% |
| Electromechanical equipment | 20.0% |
| Chemical laboratory | 25.0% |
| Transport vehicles | 20.0% |
| Automobiles | 25.0% |

Routine maintenance costs are expensed as incurred, while any maintenance costs serving to increase the economic useful life of the assets to which they pertain are attributed to the assets themselves and amortized on the basis of their estimated future utility.

Investment assets acquired through financial leasing contracts are computed according to the pertinent International Accounting Principle (IAS No 17), which provides that the present value of the future minimum lease payment is to be capitalised among the fixed assets and amortized on the basis of the charges applicable to the respective assets themselves, while the corresponding financial liabilities payable to lessors is to be shown as a liability. The depreciation charges on assets and accrued interests are recorded the income statement.

*c- Financial fixed assets*

Shareholdings in non-consolidated affiliates and subsidiary companies accounts are accounted for using the equity method, whereas share capital investments in other companies are valuated on the basis of their purchase cost, adjusted to reflect any permanent impairment in value; the original book value is restored in subsequent financial periods should the reasons for the write-down no longer subsist.

Financial receivables are entered at their net realisable value.

Other long-term investments are shown at their cost, adjusted to reflect any permanent impairments.

*d- Inventory*

Inventory is shown either at the purchase or production cost, determined using the lower of weighted average cost method, or the presumable market value. The cost of production has been used for finished and semi-finished products; the valuation of work in progress again takes into account the cost of production, according to the actual stage of work completed at the end of the year. Obsolete or slow-moving inventory stock is depreciated, according to its estimated future utility, through a specific inventory valuation adjustment allowance.

*e- Receivables and payables*

Receivables are shown in the consolidated financial statements at their net realisable value taking into account the provisions for doubtful accounts.
Payables are shown at their nominal value.

*f- Short term financial assets*

Short-term investments are shown at the lessor of purchase or production cost or the market value. Should the reasons for the write-down no longer subsist, the original book value is restored in subsequent financial periods.

*g- Accrued income, prepayments, accrued liabilities and deferred income*

This item comprises any portions of costs and revenues pertaining to two or more financial periods, whose entity varies over time, calculated in accordance with the accruals principle.

*h- Cash and banks*

These items are shown at face value.

*i- Provisions for contingencies and obligations*

Specific provisions have been made to cover expenses of a precise nature, either certain or likely, whose entity or occurrence may not be determined at the closure of the financial year; said provisions reflect the best estimate that may be made on the basis of available information.

*l- Staff leaving indemnity*

The staff leaving indemnity is recorded in compliance with the law and labour contracts currently in force; it reflects the total liabilities accrued vis-à-vis employees at the balance-sheet date.

*m- Costs and revenues*

Costs and incomes are recorded on an accrual basis.

Revenues are shown net of returned products, discounts, rebates and premiums; taxes directly connected with the sale of products and the performance of services are likewise deducted. Income from the sale of products is taken into account when the property changes hands, which generally coincides with shipment of the merchandise.

*n- Foreign currency transaction*

Foreign currency transactions are recorded at the exchange rates in effect on the date of the transaction. Any exchange rates differences for the year are recognized in the income statement under the item financial incomes and expenses.
Receivables and payables outstanding at the end of the year current year-end exchange rates only if the overall adjustment results in a loss. This adjustment is made through a provision for exchange rate risks, as provided by the law.

*o- Financial instruments*

Financial instruments used for hedging against foreign exchange risks are valuated in a manner that is consistent with the assets and liabilities covered. Specifically as regards hedging transactions concerning assets and liabilities not calculated in Lire, expenses and revenues, as well as any resulting effects deriving from the difference between the original contract value and the forward value, are recorded in the period to which they pertain.

*p- Income taxes*

Income taxes are determined on the basis of taxable income and in conformity with the laws currently in force in the individual countries. The net balance of advance and deferred taxes has also been calculated as per the instructions issued by the National Boards of Professional Accountants in document No 25, in regard to the accounting methods for determining income taxes. Advance (deferred) taxes have thus been budgeted according to the tax liability method to account for the fiscal effects on some consolidation adjustments and all the temporary differences arising among the book values of assets and liabilities and the corresponding fiscal values with the application of current tax rates. The benefit of carrying forward tax losses is taken into account insofar as it is deemed likely that future taxable incomes will be sufficient to absorb the losses that may be carried forward during the period in which they are deductible under current tax regulations.

Deferred taxes on the indivisible profits of subsidiaries are recorded whenever the profits are likely to be distributed and whenever the share capital investments are not maintained on a permanent basis.

*q- Memorandum accounts*

Commitments and guarantees are reported in the memorandum accounts at their contract value.

## Comments on main items of balance sheet and income statement

The area of consolidation as of December 31st 2000 differed significantly from that of the previous year as a result of acquisitions made at the end of December 2000. Consequently, some items shown in comparison with the figures of 1999 may not be consistent with the latter. For this reason, a table is provided below which shows the changes in the main balance-sheet items compared to 1999, calculated considering a homogeneous area of consolidation (*).

| | 2000 Consolidated Total | Effect of the acquisitions | Consolidated without acquisitions (*) A | 1999 B | Difference (A-B) |
|---|---|---|---|---|---|
| Receivables still due from shareholders | - | - | - | 25,000 | (25,000) |
| Intangible fixed assets (**) | 748,467 | 551,057 | 197,410 | 209,537 | (12,127) |
| Tangible fixed assets | 344,097 | 85,712 | 258,385 | 267,287 | (8,902) |
| Long-term investments | 22,679 | 5,551 | 17,128 | 43,598 | (26,470) |
| **Total fixed assets** | **1,115,243** | **642,320** | **472,923** | **520,422** | **(47,499)** |
| Inventory | 370,539 | 71,470 | 299,069 | 227,605 | 71,464 |
| Receivables from customers | 615,735 | 107,175 | 508,560 | 497,337 | 11,223 |
| Receivables from associated companies - subsidiary companies - parent companies | 30,942 | - | 30,942 | 4,015 | 26,927 |
| Receivables from others | 115,129 | 31,048 | 84,081 | 95,507 | (11,426) |
| Other assets non-fixed/cash on hand | 130,980 | 24,995 | 105,985 | 145,815 | (39,830) |
| **Total working capital** | **1,263,325** | **234,688** | **1,028,637** | **970,279** | **58,358** |
| **Accrued income and prepaid expenses** | **23,637** | **571** | **23,066** | **4,337** | **18,729** |
| **Total assets** | **2,402,205** | **877,579** | **1,524,626** | **1,520,038** | **4,588** |
| **Net equity** | **469,429** | **-** | **469,429** | **486,148** | **(16,719)** |
| **Provisions for contingencies and obligations** | **21,852** | **4,832** | **17,020** | **15,726** | **1,294** |
| **Provision for employee leaving indemnity** | **37,526** | **11,130** | **26,396** | **24,302** | **2,094** |
| Debentures and bonds | 290,440 | - | 290,440 | 92,711 | 197,729 |
| Liabilities with banks | 533,006 | 128,901 | 404,105 | 397,107 | 6,998 |
| Other finance providers | 26,437 | 18,348 | 8,089 | 23,572 | (15,483) |
| Payables to suppliers | 357,814 | 95,797 | 262,017 | 258,132 | 3,885 |
| Advances/other payables | 220,234 | 26,054 | 194,180 | 62,027 | 132,153 |
| Payables to subsidiary companies – associated companies - parent companies | 417,092 | - | 417,092 | 153,818 | 263,274 |
| **Total payables** | **1,845,023** | **269,100** | **1,575,923** | **987,367** | **588,556** |
| Accrued expenses and deferred income | 28,375 | 2,050 | 26,325 | 6,495 | 19,830 |
| **Total liabilities** | **2,402,205** | **287,112** | **2,115,093** | **1,520,038** | **595,055** |
| Net equity effect deriving from change in the area of consolidation | | 590,467 | (590,467) | - | (590,467) |

(*) Said acquisitions refer to the purchase of shareholdings on 28.12.00; the effects shown in the table above also include the allocation of the consolidation difference.

(**) In the column "effects of acquisitions" the amount disclosed under the item "intangible assets" mainly comprises the consolidation differences deriving from the purchases of shareholdings, which account for approximately 536.6 billion Lire.

*a- Receivables from shareholders*

During 2000, the receivables due from shareholders for the capital increase subscribed in December 1999, amounting to 25 billion Lire, were collected in full.

*b-Fixed assets*

The intangible asset item "trademarks" and the tangible asset items "large-scale plant" and "general/specific plant" include some revaluations applied by the Parent Company in previous financial periods in consequence of the allocation of the merger deficit not recognised for tax purposes.

It is noted that for the year ending on 31 December 2000 the Parent Company, under the provisions of Art. 14 of Law 342/2000, undertook to realign the fiscally recognised values of the property items listed below and owned at 31 December 1999 in relation to the greater civil values disclosed in the financial statements.

Said realignment resulted in the payment of a 19% substitution tax on the difference between the two values. The table below provides a breakdown of the items affected by the realignment and the corresponding substitution tax paid:

| | **Difference between civil and tax values** | **Substitution tax** |
|---|---|---|
| - trademarks | 190.7 | 36.2 |
| - large scale plant | 15.9 | 3.0 |
| - general/specific plant | 25.4 | 4.8 |
| **Total** | **232.0** | **44.0** |

Said substitution tax, based on a systematic and coordinated interpretation of the law and relative provisions for its implementation, has been directly accounted for by deducting the amount from the net equity item "extraordinary reserves".

In addition, as per the above-mentioned law regulating the entity of the realignment, a tax restriction was placed on the Parent Company's net equity item "extraordinary reserves" (Lire 34 billion), the item "legal reserve" (Lire 4.5 billion) and the item "share capital" (Lire 193.5 billion) for an overall total of Lire 232 billion, equivalent to the amount of the realignment.

A breakdown of the revaluations applied is provided in annex No 4 to these explanatory notes.

*I – Intangible fixed assets*

This item may be broken down as follows:

| | 31.12.1999 | | 31.12.2000 | | **1999/2000** |
|---|---|---|---|---|---|
| **[in millions lire]** | **Gross** | **Net** | **Gross** | **Net** | **on net values** |
| Start-up and expansion costs | 6,468 | 237 | 8,532 | 637 | 400 |
| Research, development and advertising costs | 5,610 | 992 | 6,147 | 698 | (294) |
| Patent rights | 26,552 | 4,423 | 33,980 | 6,659 | 2,236 |
| Licence, trademarks and similar rights | 238,832 | 192,214 | 257,977 | 191,075 | (1,139) |
| Consolidation difference | 15,535 | 10,658 | 560,679 | 545,344 | 534,686 |
| Sundry items | 6,448 | 1,013 | 11,699 | 4,054 | 3,041 |
| **Total** | **299,445** | **209,537** | **879,014** | **748,467** | **538,930** |

The increase of Lire 538.9 billion compared to 1999 is mainly attributable to the consolidation of the companies acquired at the end of December 2000 and Sile Corpi Scaldanti S.r.l., acquired in February 2000; they account for an increase of about Lire 551.1 billion in the value of intangible assets (primarily consolidation difference and trademarks) and additional amortisation of about Lire 18.8 billion.

The variation of Lire 534.6 billion in the item "consolidation difference" is attributable to amortisation, calculated as Lire 1.9 billion, and the consolidation of acquired companies (the difference was determined by comparing the price paid to the net equity as of 31 December 2000); this difference was temporarily ascribed to the item "Consolidation Difference", pending its allocation, where possible, to individual asset and liability items based on the assessments that will be made

by independent experts; it was not amortised given that, as noted previously, the acquisitions were made at the end of December 2000. Amortisation will be calculated as of the 2001 financial period, when the companies acquired will contribute to the results achieved by the Group.

The division below serves to illustrate the differences deriving from the acquisition (price less net equity) and those already accounted for in the financial statements of the acquired companies; this item may be broken down as follows:

| [in billions Lire] | Consolidation difference |
|---|---|
| **Directly acquired companies:** | |
| - Climaveneta | 265.2 |
| - Ergoklima (30%) | 36.1 |
| - Micromax | 11.0 |
| - DL Radiators | 88.3 |
| - Divisione Cucine | 42.2 |
| **Total** | **442.8** |
| Sile Corpi Scaldanti | 3.3 |
| **Indirectly acquired companies:** | |
| - Elba | 35.2 |
| - Radel | 99.3 |
| - Ergoklima (70%) | (41.7) |
| - Clima D. | 0.7 |
| **Total** | **539.6** |
| Consolidation adjustments | (3) |
| **Total** | **536.6** |

The item "research, development and advertising costs" has decreased due to the depreciation allowance calculated in the financial period and the capitalisation of costs for developing the "new Vocal Microwave" project.

The item "Licences, trademarks and similar rights" mainly refers to the value attributed to trademarks following the allocation of the deficit deriving from the merger of 1995. More specifically, the item refers to the "De' Longhi" trademark and other registered Group trademarks (including "Pinguino", "Sfornatutto", "Friggimeglio, "Stiromeglio", etc.).

The table below shows the movements occurring in 2000 with regard to the main intangible asset items:

| [in millions Lire] | Start-up and expansion costs | Research and develop. costs | Patent rights | Licences, trademarks and similar rights | Consolid. Diff. | Sundry items | Total |
|---|---|---|---|---|---|---|---|
| **Net opening balance** | 237 | 992 | 4,423 | 192,214 | 10,658 | 1,013 | 209,537 |
| **Change in area of consolid.** | 67 | - | 2,274 | 11,417 | 536,570 | 729 | 551,057 |
| **Increases** | 459 | 254 | 2,343 | - | - | 3,409 | 6,465 |
| **Amortisation** | (126) | (569) | (2,391) | (12,671) | (1,884) | (1,200) | (18,841) |
| **Translation difference and other mov.** | - | 21 | 10 | 115 | - | 103 | 249 |
| **Net closing balance** | **637** | **698** | **6,659** | **191,075** | **545,344** | **4,054** | **748,467** |

*II- Tangible fixed assets*

The tangible fixed assets have been assessed as follows:

| | 31.12.1999 | | 31.12.2000 | | **1999/2000** |
|---|---|---|---|---|---|
| **[in millions Lire]** | **Gross** | **Net** | **Gross** | **Net** | **on net values** |
| Land and buildings | 194,582 | 148,965 | 238,656 | 176,387 | 27,422 |
| Plant and machinery | 221,090 | 75,335 | 367,561 | 113,743 | 38,408 |
| Industrial equipment | 126,983 | 32,264 | 174,543 | 40,217 | 7,953 |
| Sundry items | 38,746 | 10,037 | 42,025 | 11,302 | 1,265 |
| Fixed assets and advances | 686 | 686 | 2,448 | 2,448 | 1,762 |
| **Total** | **582,087** | **267,287** | **825,233** | **344,097** | **76,810** |

The increase of Lire 76.8 billion mainly derives from the consolidation of the companies acquired at the end of December 2000, which account for approximately Lire 84 billion, from purchases made during the financial period, amounting to about Lire 35 billion, and the Lire 41 billion in depreciation charges calculated for the financial period.

The increases in 'industrial equipment', primarily derives from dies and equipment to be used in the manufacturing of new products, and the item 'plant and machinery'.

This item includes goods acquired through leasing, which may be thus broken down (net of accrued depreciation):

| | **2000** | **1999** |
|---|---|---|
| Buildings | 8,035 | 8,163 |
| Plant and equipments | 20,324 | 4,929 |
| Other goods | 279 | 595 |
| **Total** | **28,638** | **13,687** |

The table below shows the movements occurring in 2000 with regard to the main tangible asset items:

| [in millions Lire] | Land and buildings | Plant and machinery | Industrial and commercial equipment | Other goods | Fixed asset under construction and advances | Total |
|---|---|---|---|---|---|---|
| Net opening balance | 148,965 | 75,335 | 32,264 | 10,037 | 686 | 267,287 |
| Change in the area of consolidation | 31,873 | 44,455 | 5,163 | 1,584 | 1,322 | 84,397 |
| Increases | 1,649 | 10,042 | 18,970 | 3,252 | 897 | 34,810 |
| Decreases | (488) | - | (556) | (364) | (100) | (1,508) |
| Depreciation | (5,870) | (16,179) | (15,821) | (3,482) | - | (41,352) |
| Translation differences and other movements | 258 | 90 | 197 | 275 | (357) | 463 |
| **Net closing balance** | **176,387** | **113,743** | **40,217** | **11,302** | **2,448** | **344,097** |

*III- Financial fixed assets*

**1- Equity investments**

| | **2000** | **1999** |
|---|---|---|
| Equity investment in subsidiary companies | 2,409 | 2,409 |
| Equity investment in associated companies | 11,629 | 11,577 |
| Other companies | 319 | 384 |
| **Total** | **14,357** | **14,370** |

An itemized list of shareholdings that were not included in the integral consolidation follows:

| Investment assets | Book value | Group stake | Valuation criteria | Location | Currency | Share capital |
|---|---|---|---|---|---|---|
| **Subsidiary companies:** | | | | | | |
| Climre S.A. | 2,409 | 100.00 | Net equity | Luxemburg | Flux | 50,000,000 |
| **Associate companies:** | | | | | | |
| Omas S.r.l. | 2,027 | 40.00 | Net equity | S.Vittorio di Gualtieri (RE) | Lit | 700,000,000 |
| Effegici S.r.l. | 144 | 25.00 | Net equity | Gorgo al Monticano | Lit | 470,000,000 |
| Liguria Vita S.p.A. | 3,458 | 30.00 | Net equity | Treviso | Lit | 12,000,000,000 |
| Interest held through a trust company | 6,000 | | Net equity | | Lit | 300,000,000 |
| **Total associated comp.** | **11,629** | | | | | |

The subsidiary Climre S.A., which provides limited insurance services on behalf of several Group companies, has been excluded from the integral consolidation since its activities are dissimilar to those in which the Group engages; it has been consolidated using the equity method, likewise used for the other associated companies.

The interest held through a trust company relates to a company that manufactures finished products on behalf of the Parent Company; with respect to said interest, the Group has availed itself of the right, granted by the applicable laws (art. 39 Leg. decree 127/91), to omit the name of the subsidiary in order to avoid causing damage to the latter or Group companies.

**2- Receivables**

The amount shown primarily refers to credits for prepaid taxes on Employee leaving indemnity and a credit of Lire 5 billion due from a Trust Company, which was transferred on April 9th 2001 to the Parent Company De'Longhi Soparfi at face value.

*c-Current assets*

*I- Inventory*

The item "inventory", shown net of the inventory provision, may be broken down as follows:

| | 2000 | 1999 |
|---|---|---|
| Raw materials | 131,009 | 66,365 |
| Work in progress | 41,234 | 24,224 |
| Finished products | 198,296 | 137,016 |
| **Total** | **370,539** | **227,605** |

The increase in inventory is attributable to the consolidation of the acquired companies, which account for about Lire 71 billion, and also reflects the trend in the sale of air-conditioning equipment, negatively influenced by adverse weather conditions. The value of inventory has been adjusted through an inventory provision of Lire 8.2 billion (Lire 11.5 billion for 1999) referring to products and raw materials that are obsolete or turn over slowly and thus considered no longer strategic for the group.

We further note that a valuation of inventory on the basis of current costs would not result in any significant differences.

*II- Receivables*

The balance may be broken down as follows:

| | 2000 | 1999 |
|---|---|---|
| From customers | 615,735 | 497,337 |
| From subsidiary companies | - | 2,059 |
| From associated companies | 2,529 | 1,925 |
| From parent companies | 28,413 | 31 |
| From others | 115,129 | 95,507 |
| **Total** | **761,806** | **596,859** |

Receivables due in a period beyond 12 months include Lire 436 million in receivables from customers and Lire 3.7 billion from others.

**1- Receivables from customers**

Trade receivables are shown net of a Provision for Doubtful Debts, amounting to Lire 11.4 billion, which represents a reasonable estimate of risk, as assessed at the time the financial statements were drawn up, and included an estimate related to the exposure for receivables in litigation.

The changes in the provision for doubtful accounts are summed up in the table below.

| | 1999 | Increases | Decreases | Trans. diff. | 2000 |
|---|---|---|---|---|---|
| Provision for doubt. accounts | 23,325 | 8,607 | (20,515) | 11 | 11,428 |

The increase in receivables from customers mainly derives from the change in the area of consolidation, which accounts for approximately Lire 107 billion. The variation, taking into account an area of consolidation comparable with that of 1999, thus reveals an improvement in terms of payment collection, considering the increase in sales in 2000 compared to 1999.

**2- Receivables from subsidiary companies**

This item in 1999 includes the amount receivable from the company Italia Distribuidora de Eletrodomesticos Ltda that was sold to third parties at the end of December 2000. Consequently, the residual amount receivable as of 31 December 2000 of Lire 0.7 billion has been reclassified and included in the item "Receivables from others".

**3- Receivables from associated companies**

The amount relates to a receivable with the associated company Omas S.r.l.

**4- Receivables from parent companies**

The breakdown of receivables from parent companies is as follows:

| | 2000 | 1999 |
|---|---|---|
| De' Longhi Soparfi | 28,370 | - |
| De' Longhi Holding | 43 | 31 |
| **Total** | **28,413** | **31** |

The receivables from the parent company De' Longhi Soparfi S.A. are of a financial nature and refer to the transfer of shareholdings by the subsidiary companies Ergoklima S.p.A. and Micromax S.p.A., taking place at the end of December 2000. This amount was wholly collected in 2001.

**5- Receivables from others**

The item receivables from others comprises:

| | 2000 | 1999 |
|---|---|---|
| Reicevables from the revenue | 57,097 | 35,592 |
| Advances to suppliers | 3,443 | 5,792 |
| Credits for advance taxes | 36,279 | 35,100 |
| Advances to personel | 123 | 263 |
| Others receivables | 14,438 | 18,601 |
| Total receivables from others | 111,380 | 95,348 |
| Collectible after 12 months | 3,749 | 159 |
| **Total receivables from others** | **115,129** | **95,507** |

"Receivables from the revenue" includes tax credits totalling Lire 6 billion and V.A.T. credits of Lire 51 billion; the change in comparison with 1999 is mainly attributable to the increased VAT credit, in turn a consequence of the higher export sales reported by some Group companies that were not able to avail themselves of the option of buying non-taxable goods and services to the full extent allowed, as per current laws.

The item "Credits for advance taxes" refers to the sum of advance taxes, which have been calculated on the basis of the temporary differences arising between the book value of assets and their corresponding tax values and also to the advance taxes related to losses that may be claimed for tax purposes.

The overall balance of advance taxes as of December 31st 2000 is the following:

| | 2000 | 1999 |
|---|---|---|
| - temporary differences (taxes funds, etc.) | 20,347 | 25,904 |
| - consolidation adjustments | 15,932 | 9,196 |
| **Total** | **36,279** | **35,100** |

"Other receivables" includes receivables from the company "Cogef S.p.A. in liquidation" for a net value of Lire 6.7 billion Lire; on March 30th 2001 this credit was transferred to third parties without recourse at the same book value of Lire 6.7 billion Lire.

The item "Collectible after 12 months" includes guarantee deposits and receivables from the revenue for refundable taxes. The increase compared to the previous financial period is attributable to the registration tax refund receivable by the Parent Company.

*III- Short-term financial assets*

This item is composed of bonds, government securities and shareholdings purchased for the purpose of utilizing cash surpluses.

*IV- Liquid funds*

This item refers to surpluses in transaction accounts with lending institutions and includes significant amounts collected from customers at the end of the year.

*d-Accrued income and prepayments*

This item may be broken down as follows:

| | 2000 | 1999 |
|---|---|---|
| Accrued income: | | |
| Interests receivable on hedging transactions | 17,263 | 1,900 |
| Other financial income | 2,049 | 194 |
| Total | 19,312 | 2,094 |
| Prepayments: | | |
| Advertising and insurance costs | 1,217 | 819 |
| Financial expenses | 1,798 | - |
| Other general expenses | 1,310 | 1,424 |
| Total | 4,325 | 2,243 |
| **Total accrued income and prepayments** | **23,637** | **4,337** |

The Lire 19.3 billion increase in the item "accrued income and prepaid expenses" is mainly ascribable to the portion of hedging transaction revenues pertaining to the financial period.

## Notes to main liability items

*a- Shareholders' equity*

The movements of the items making up net equity are illustrated in an attached schedule; below we provide some notes regarding the main items and their variations.

For the purpose of the attribution of the tax credit under art. 105 of President's decree 917/86, with respect to the Parent company, the total taxes falling in box "A" (article 105, clause 1, letter a) amount to 33.7 billion Lire, whereas those falling in box B (article 105, clause 1, letter b) amount to 80.5 billion Lire.

*I- Share capital*

The Share Capital is divided into 400,000,000 common shares having a face value of Lire 1,000 each, for a total capital of Lire 400 billion. The shares are registered and indivisible. Each share entitles the holder to one vote at the shareholders' meeting.

*IV- Legal reserve*

As of December 31st 1999, this item totalled Lire 1.8 billion. The increase of Lire 2.7 billion corresponds to the amount allocated as profit 1999, on approval of the shareholders at the general meeting of June 29th 2000.

*VII – Other reserves*

*Extraordinary reserve*

The extraordinary reserve amounts to Lire 34.2 billion; the increase of Lire 8.1 billion over December 31st 1999 is mainly due to:

- allocation of Lire 52.1 billion of the Parent Company's profits for the year 1999;
- withdrawal, for accounting purposes, of the substitution tax payable – Lire 44 billion - due to the realignment of the Parent Company's fiscal values to the book values described in the paragraph relative to fixed assets.

*VIII- Retained earnings*

This item includes the profits reported by the consolidated companies and the effects of the adjustments made in conformity with accounting and consolidation principles.

*X- Net equity of minority interests*

The net equity of minority interests amounts to Lire 637 million. The table below itemizes the minority interests held and the corresponding values with regard to net equity and the attributable profit for the year.

| Company | % of shares | Net equity | Allocable portion of profits |
|---|---|---|---|
| Ariagel S.p.A. | 10% | 343 | 66 |
| E-Services S.r.l. | 49% | 132 | 84 |
| La Supercalor S.p.A. | 5% | 90 | 8 |
| Sile Corpi Scaldanti S.r.l. | 8.30% | 153 | 46 |
| Other minor interests | | (81) | - |
| **Total** | | **637** | **204** |

A comparison between the net equity and year-end profits of the Parent Company De'Longhi S.p.A. and the consolidated net equity and year-end profits is shown below:

| | Net equity 2000 | Net equity 1999 | Profit for the year 2000 | Profit for the year 1999 |
|---|---|---|---|---|
| **Statutory financial statements** | **473,273** | **482,881** | **34,467** | **54,891** |
| Diff. between NE of affiliates and book value of shareholdings, year-end profit of consolidated companies, movements in the area of consolidation and write-off of dividends | (67) | 14,968 | 5,611 | 601 |
| Elimination of intercompany profits | (56,833) | (41,693) | (21,242) | (9,139) |
| Elimination of tax-related items | 31,474 | 7,742 | 15,062 | (3,797) |
| Other adjustments | 20,945 | 21,589 | (5,918) | 6,569 |
| **Consolidated financial statements before minorities** | **468,792** | **485,487** | **27,980** | **49,125** |
| Minorities | 637 | 661 | 204 | 1 |
| **Consolidated Financial Statements** | **469,429** | **486,148** | **28,184** | **49,126** |

*b- Provisions for contingencies and obligations*

*1- Provisions for agents leaving indemnity and similar obligations*

This item includes the supplementary allowance for customers, consisting of amounts set aside against potential risks for the payment of the retirement indemnities that must be paid to agents, subject to the conditions stated in art. 1751 c.c., as applied by the collective Business Agreements in force.

The variations in the fund were as follows:

| | 1999 | Withdr. | Allocat. | Var. in area of consolid. | 2000 |
|---|---|---|---|---|---|
| Agents leaving indemnity | 5,341 | (822) | 866 | 1,020 | 6,405 |

*3- Other provisions*

This item may be broken down as follows:

| | 1999 | Withdr. | Allocat. | Trans. diff. | Var. in area of consolid. | 2000 |
|---|---|---|---|---|---|---|
| Product warranty fund | 2,259 | (565) | 634 | (5) | 62 | 2,385 |
| Prize contest fund | 114 | (114) | | | | - |
| Prov. for exchange rate fluctuation | 3 | (393) | | | 390 | - |
| Prov. for recovery of third-party property | 32 | (32) | | | | - |
| Prov. for returned goods | 1,386 | (451) | 396 | (19) | | 1,312 |
| Prov. for litigation risks | 5,000 | (2,546) | 6,446 | | 1,550 | 10,450 |
| Other provisions | 1,591 | (1,746) | 820 | (213) | 848 | 1,300 |
| **Total** | **10,385** | **(5,847)** | **8,296** | **(237)** | **2,850** | **15,447** |

The product warranty fund has been set aside for some consolidated companies on the basis of a prudential estimate of warranty services to be performed on products sold as of December 31st 2000.

The provision for "litigation risks" is set aside against risks of varying nature that could cause potential liabilities to arise; more specifically, the sums prudentially set aside by the Parent Company include Lire 5 billion against the risk of liabilities that could arise in connection with litigation proceedings taking place in the American market (limited to the insurance deductible to be paid by us). There are also other litigation proceedings under way with third parties and in some cases the amounts claimed are of a considerable entity; it should be noted that, on the basis of different expert opinions, the Group does not deem there to be a reasonable risk of the event occurring and materially influencing its financial position. The amounts prudentially set aside are rather aimed at covering any legal expenses that may be incurred in connection with these litigation proceedings.

The provision for litigation risks also includes amounts prudently set aside by the subsidiary companies Simac-Vetrella S.p.A. and Elba S.p.A. against the risk of liabilities deriving from litigation proceedings under way with the Financial Authorities and with third parties. It is deemed, also on the basis of opinions received, that said proceedings are not likely to result in significant expenses in the future and in any case that the expenses will not exceed the amounts already set aside.

In previous years the Company and a subsidiary company, Elba S.p.A., received ascertainment reports from the Tax authorities and, on the basis of the information currently at our disposal, we have deemed it unnecessary to make any further provisions for tax liabilities.

*c- Staff leaving indemnity*

The table below summarizes the movements occurring during the year for each category of employees.

| | Managers | Office staff | Workers | Total |
|---|---|---|---|---|
| Opening balance 01.01.00 | 2,896 | 7,610 | 13,796 | 24,302 |
| Sums allocated | 645 | 2,344 | 4,112 | 7,101 |
| Indemnities paid | (339) | (1,275) | (3,398) | (5,012) |
| Var. in area of consolid. | 234 | 3,154 | 7,747 | 11,135 |
| **Closing balance 31.12.00** | **3,436** | **11,833** | **22,257** | **37,526** |

*d- Payables*

Below we comment the changes occurring in the individual balance-sheet items.

*1- Debentures*

The amount disclosed in the financial statements refers to the bond loan listed in the Luxembourg stock exchange, issued by the subsidiary company De' Longhi Pinguino S.A. in April 2000 for a total of Euro 150 million, due to expire in 2003, which accrues interests with an annual coupon of 5.625%. This loan is not secured by guarantees.

In 2000 the bonded loans to the Parent company, totalling Lire 92.7 billion, were paid in full.

*2- Bank loans and overdrafts*

Payables to banks are broken down as follows:

| | Within one year | From one to five | Over five | Balance 31/12/00 | Balance 31/12/99 |
|---|---|---|---|---|---|
| Current accounts | 13,471 | | | 13,471 | 27,744 |
| Short-term loans in lire or currency | 173,775 | | | 173,775 | 61,060 |
| Loans on bills portfolio | 55,792 | | | 55,792 | 47,191 |
| Short-term part of long-term loans | 61,266 | | | 61,266 | 8,776 |
| **Total short-term payables to banks** | **304,304** | | | **304,304** | **144,771** |
| Long-term loans | | 189,098 | 39,604 | 228,702 | 252,336 |
| **Total payables to banks** | **304,304** | **189,098** | **39,604** | **533,006** | **397,107** |

A portion of the payables to banks, in the amount of Lire 246 billion, is secured by mortgages on tangible property for an amount of Lire 475 billion.

For a detailed illustration of the changes occurring in the Group's financial position, see the summary schedule provided in the directors' report and the sources-and-uses statement.

*4- Other financing payables*

Other financing payables, in the amount of Lire 26.4 billion, relates to payments for leasing contracts as calculated using the financial method.

*5- Advances*

Advances relate to amounts received from customers for supplies and as guarantees.

*6- Trade payables*

The balance represents the amounts payable to third parties for the supply of goods and services. This item grew by Lire 99.7 billion compared to 1999 mainly as a result of the consolidation of the companies acquired at the end of December 2000.

*8- Payables to subsidiary companies*

This item relates to the loan disbursed by the subsidiary Clim.Re, which has not been consolidated with the integral method.

*9- Payables to associated companies*

The item refers to payables to the company Omas S.r.l.

*10- Payables to parent companies*

This item refers to the residual amount due, without interest, for the previously described acquisition of shareholdings at the end of December 2000.

*11- Payables due to tax authorities*

This item may be broken down as follows:

| | 2000 | 1999 |
|---|---|---|
| Direct taxes payable | 61,482 | 18,857 |
| Indirect taxes payable | 5,406 | 5,070 |
| Withholding taxes payable | 6,539 | 5,254 |
| Other taxes payable | 879 | 624 |
| **Total Taxes Payable** | **74,306** | **29,805** |

The "taxes payable" rose Lire 44.5 billion compared to 1999, again due to the consolidation of the companies acquired at the end of December 2000 as well as the increase in the item "direct taxes payable". This item includes the amounts due for current taxes net of advances, credits, withholdings and the substitution tax of Lire 44 billion relative to the previously described revaluation of tax values.

*12- Social Security payables*

This item may be broken down as follows:

| | 2000 | 1999 |
|---|---|---|
| INPS (National Institute of Social Insurance) | 7,952 | 4,939 |
| FASI- INPDAI (Social Security Institute for Industrial Executives) | 491 | 288 |
| ENASARCO (National Board for the Assistance to Commercial Agent and Representatives) | 340 | 338 |
| INAIL (National Board for the Insurance against Industrial Accidents) | 264 | 56 |
| Other Institutions | 840 | 1,737 |
| **Total payables to Soc. Sec. Inst.** | **9,887** | **7,358** |

*13- Other payables*

This item may be broken down as follows:

| | 2000 | 1999 |
|---|---|---|
| To personnel | 28,332 | 18,719 |
| To third parties for acquisition of shares | 91,586 | 0 |
| Others | 10,597 | 3,603 |
| **Total other payables** | **130,515** | **22,322** |

"To third parties for acquisition of shares" refers to the residual amount payable, without interest, for the previously described acquisition of a stake in DL Radiators S.p.A. at the end of 2000.

*e- Accrued liabilities and deferred income*
This item may be broken down as follows:

| Accrued liabilities for: | **2000** | **1999** |
|---|---|---|
| Interests payable to Banks | 4,694 | 1,676 |
| Expenses for int. rate hedging transactions | 6,939 | 561 |
| Interests on Bond loan issues | 11,056 | - |
| Other accrued expenses | 828 | 1,078 |
| Total accrued liabilities | 23,517 | 3,315 |
| Total deferred income | 4,858 | 3,180 |
| **Total accrued liabilities and deferred income** | **28,375** | **6,495** |

The increase of Lire 21.9 billion compared to 1999 is due to the interests accrued in the year for bond loan issues (Lire 11 billion) and hedging costs relative to transactions in derivatives.

*Financial hedging instruments and other derivative contracts*
In order to reduce the financial risks deriving from the fluctuations in exchange and interest rates which affect international commercial and financial transactions, the Group availed itself of hedging contracts within the limits defined by typical operating requirements. The nominal values of the derivative transactions (net of any transactions that offset each other) undertaken as of December 31st are as follows:

Derivatives in foreign exchange:

| | |
|---|---|
| USD | 42,000,000 |
| GBP | 33,400,000 |
| JPY | 3,023,000,000 |

The instruments utilised include both forward transactions and derivatives.

*Derivatives in interest rates*
The company uses derivatives as means of hedging against possible losses caused by interest rate fluctuations; their purpose is to fix in advance a maximum cost (in terms of the interbank rate) for part of its financial debts. The current derivatives cover a time span that extends up to the end of 2004; the overall initial nominal value of Euro 207 million will decrease over the years. During this time span, the weighted average rate payable by the company on hedging transactions will range from a minimum of 4.25% to a maximum of 5.9%.
More specifically, of the total Euro 207 million mentioned above, Euro 150 million is to be considered in connection with the issuance of a bond loan on the Euromarket by De' Longhi Pinguino in April 2000.

The current estimation (as of March 31st 2001) of derivative transactions (in foreign exchange and interest rates) shows no potential losses for the Group.

*Memorandum accounts*

The breakdown and comparison with the previous financial period is shown below.

| | 2000 | 1999 |
|---|---|---|
| Property c/o third parties | 2,408 | - |
| Guarantees on behalf of third parties | 20,135 | 128,525 |
| Other commitments | 1,711 | 49,042 |
| **Total** | **24,254** | **177,567** |

*Guarantees on behalf of third parties*

The guarantees have been issued mainly on behalf of third parties that in 1999 also included non-consolidated group companies. The decrease of Lire 108.4 billion compared to1999 is due to:

- The change in the area of consolidation resulting from the acquisition of shareholdings at the end of December 2000.
- The termination of a commitment relative to a guarantee of Lire 40 billion provided to Banco Ambrosiano Veneto following the signing of an agreement with the parent company De'Longhi Soparfi S.A., which undertook all the obligations deriving from said guarantee.

*Other commitments*

The reduction of Lire 47.3 billion is due to:

- The termination of a Lire 17.6 billion commitment to the company "Cogef S.p.A. in liquidation" as a consequence of an agreement with the parent company De' Longhi Soparfi S.A. which, as of December 28th 2000, undertook all the obligations borne by De' Longhi S.p.A., releasing the latter from any claims that may be set forth relative to the commitments to banking system of "Cogef S.p.A. in liquidation".
- Termination of the commitment to the parent company De' Longhi Soparfi S.A., which amounted to Lire 30 billion as of 31.12.1999, in consequence of the payment in 2000 of a compensation of Lire 18.7 billion, given the occurrence of the conditions provided in the agreement undersigned in 1997 (see comment in Extraordinary expenses for further information).

## Notes to the main items comprising the income statement

*a- Value of production*

*1- Net revenues from the sale of goods and services*

Net revenues from sales in 2000 rose by Lire 87 billion, i.e. 7.6%, which, if we consider an area of consolidation comparable to that of 1999, amounts to 17%.

The revenue from sales and services may be broken up as follows:

Income by geographical region:

| | 2000 | % | 1999 | % |
|---|---|---|---|---|
| Italy | 422,000 | 34.5 | 441,000 | 38.8 |
| United States and Canada | 199,000 | 16.3 | 147,000 | 12.9 |
| Japan | 103,000 | 8.4 | 67,000 | 5.9 |
| Great Britain | 98,000 | 8.0 | 92,000 | 8.1 |
| Germany ( *) | 66,000 | 5.4 | 42,000 | 3.7 |
| Others in Europe | 225,000 | 18.4 | 205,000 | 18.0 |
| Rest of the World | 93,951 | 7.7 | 70,044 | 6.2 |
| **Total** | **1,206,951** | | **1,064,044** | |
| Germany (**) | 16,000 | 1.3 | 72,000 | 6.4 |
| **Total** | **1,222,951** | **100.0** | **1,136,044** | **100.0** |

Income by product lines:

| | 2000 | % | 1999 | % |
|---|---|---|---|---|
| Cooking and food preparation | 403,000 | 33.0 | 329,000 | 29.0 |
| Heating (*) | 299,000 | 24.4 | 228,000 | 20.1 |
| Air conditioning and climate control | 320,000 | 26.1 | 298,000 | 26.2 |
| Home cleaning and ironing | 134,000 | 11.0 | 133,000 | 11.7 |
| Others | 39,951 | 3.3 | 35,044 | 3.1 |
| **Total** | **1,195,951** | | **1,023,044** | |
| Heating (**) | 27.000 | 2.2 | 113,000 | 9.9 |
| **Total** | **1,222,951** | **100.0** | **1,136,044** | **100.0** |

(*) the sales of De' Longhi Radiators S.r.l. are not considered

(**) amounts relative to the sales of De'Longhi Radiators S.r.l.

*5- Other income*

The item "other income" comprises:

| | 2000 | 1999 |
|---|---|---|
| Transportation refunds | 9,080 | 9,680 |
| Trade fees | 2,210 | 1,350 |
| Contingent assets | 6,063 | 2,638 |
| Compensation for damage | 1,674 | 472 |
| Capital gains | 184 | 258 |
| Other sundry incomes | 7,862 | 8,133 |
| **Total** | **27,073** | **22,531** |

*b- Production costs*

*6- For raw and subsidiary materials and goods*

This item may be broken down as follows:

| | 2000 | 1999 |
|---|---|---|
| Purchases of raw materials | 96,885 | 66,411 |
| Purchases of components | 324,799 | 273,322 |
| Purchases of finished products | 172,277 | 162,808 |
| Other sundry purchases | 31,672 | 18,539 |
| **Total** | **625,633** | **521,080** |

*7- For services*

The item "services" comprises the following:

| | 2000 | 1999 |
|---|---|---|
| Advertising | 64,127 | 58,561 |
| Outsourcing | 40,170 | 31,409 |
| Commissions | 27,954 | 29,436 |
| Transport | 53,497 | 42,577 |
| Technical servicing | 14,613 | 9,811 |
| Travel and promotional expenses | 20,519 | 16,137 |
| Insurance expenses | 4,148 | 2,905 |
| Warehouse expenses and contribution | 11,271 | 9,075 |
| Consulting service and other legal and notary fees | 11,932 | 9,986 |
| Utilities | 7,829 | 6,378 |
| Postal and telegraph services | 4,206 | 3,792 |
| Third-party maintenance services | 5,419 | 5,261 |
| Other sundry services | 36,127 | 26,405 |
| **Total** | **301,812** | **251,733** |

The item other sundry services includes the gross fees paid in 2000 to the Directors and Auditors of the Parent Company, amounting to Lire 0.7 billion and Lire 0.2 billion respectively.

*9- Personnel costs*

The breakdown by categories of employees is shown in the table below (Group workforce as of 31/12/00 and average in 2000):

| | 31/12/00 | Average 2000 | 31/12/99 | Average 1999 |
|---|---|---|---|---|
| Workers | 2,747 | 2,754 | 1,745 | 1,716 |
| Office staff | 1,057 | 1,058 | 817 | 821 |
| Managers | 56 | 55 | 33 | 35 |
| **Total** | **3,860** | **3,867** | **2,595** | **2,572** |

The 2000 data include employees of the companies acquired at the end of December 2000. Considering an area of consolidation comparable to that of 1999, the workforce increased by 250 employees.

*10- Amortisation, depreciation and write-downs*

Amortisation and depreciation amounted to Lire 60.2 billion (Lire 61.8 billion in 1999).

The write-downs of receivables entered as operating capital, amounting to Lire 6.9 billion, are ascribable to the sums prudentially set aside as provision for doubtful debts, previously commented in the paragraph on receivables from customers.

*12/13- Provisions for risks/other provisions*

The items mainly comprise the amounts allocated as provision against litigation risks, to the product warranty fund, the supplementary allowance for customer indemnity, previously commented in the section "Other provisions".

*14- Sundry operating expenses*

This item may be broken down as follows:

| | **2000** | **1999** |
|---|---|---|
| Contingent liabilities | 1,635 | 1,371 |
| Sundry taxes and duties | 2,433 | 2,544 |
| Losses on credits | 314 | 4,380 |
| Other sundry expenses | 4,161 | 7,301 |
| **Total** | **8,543** | **15,596** |

*c- Financial income and expenses*

*15-Income from equity investments*

This item may be broken down as follows:

| | **2000** | **1999** |
|---|---|---|
| Dividends from other shareholdings | 90 | 92 |
| Other income | 8,391 | 743 |
| **Total income from equity investments** | **8,481** | **835** |

The item "Other income" mainly regards the tax credit for dividends paid in 2000 by De'Longhi Radiators S.r.l. and the capital gains realized through the sale of certain shareholdings.

*16- Other financial income*

| | **2000** | **1999** |
|---|---|---|
| a) from other receivables entered as fixed assets | 19 | - |
| c) from securities entered as current assets that | | |
| do not represent long-term investments | 3,097 | 2,812 |
| d) other income: | | |
| - from subsidiary companies | 68 | 252 |
| - from parent companies | 401 | 2,271 |
| - others | 54,731 | 25,720 |
| **Totale other financial income** | **58,316** | **31,055** |

The income deriving from securities recorded as operating capital, amounting to Lire 3.1 billion, consists of Lire 1.4 billion in capital gains realized through the sale of securities, Lire 1.1 billion from interests on debentures and Lire 0.6 billion from interests on government securities.

The other income, amounting to Lire 54.7 billion, may be broken down as follows:

| | 2000 | 1999 |
|---|---|---|
| Exch. rate gains and transactions in derivatives (*) | 46,242 | 23,432 |
| Bank interests receivable | 8,059 | 701 |
| Other income | 430 | 1,587 |
| **Total** | **54,731** | **25,720** |

*17-Interests and other financial expenses*

| | 2000 | 1999 |
|---|---|---|
| a) from subsidiary companies | (409) | (115) |
| c) from parent companies | (6,641) | (13,042) |
| d) others | (90,529) | (46,281) |
| **Total interests and financial expenses** | **(97,579)** | **(59,438)** |

"Other interests and financial expenses", amounting to Lire 90.5 billion may be broken down as follows:

| | 2000 | 1999 |
|---|---|---|
| Interests payable to banks | 4,417 | 8,406 |
| Medium/long term interests payable | 23,341 | 11,718 |
| Interests payable to other finance providers | 1,178 | 1,477 |
| Interests payable on P.O. | 11,056 | 477 |
| Bank charges | 2,283 | 1,584 |
| **Total** | **42,275** | **23,662** |
| Exch. rate losses and expenses for derivative transactions (*) | 38,695 | 13,912 |
| Interests payable for leasing, financial method | 1,244 | 666 |
| Factor commissions | 2,726 | 4,544 |
| Other financial expenses | 5,589 | 3,351 |
| Sundry expenses | - | 146 |
| Total | 9,559 | 8,707 |
| **Total sundry interests and financial expenses** | **90,529** | **46,281** |

(*) The items exchange rate profits/losses and income/expenses from/for derivative transactions account respectively for the profits/losses on commercial and financial transactions and on hedging transactions for offsetting possible exchange and interest rate losses.
The net expenses/income resulting from the management of exchange rate/derivative transactions amount to Lire 7.5 billion in 2000 and Lire 9.5 billion in 1999.

*e- Extraordinary income and expenses*

*20 - Extraordinary income*
This item may be broken down as follows:

| | 2000 | 1999 |
|---|---|---|
| Capital gains on transferts | 294 | 225 |
| Other income | 3,319 | 342 |
| **Total** | **3,613** | **567** |

The item 'Other income' mainly comprises the extraordinary income deriving from the refund of the registration tax paid for the deed of merger of 20th December 1995, amounting to Lire 2.3 billion, pursuant to the judgment of 1st instance of the Revenue Commission, issued on 19th June 2000.

*21 - Extraordinary expenses*
This item may be broken down as follows:

| | 2000 | 1999 |
|---|---|---|
| Write-down of inventories | - | 3,650 |
| Subsidiary restructuring costs | - | 2,215 |
| Extraordinary expenses | 23,548 | 1,742 |
| **Total** | **23,548** | **7,607** |

The item "extraordinary expenses" mainly regards:

- a compensation of Lire 18.7 billion accorded to the company De' Longhi Soparfi Sa in consequence of agreements undersigned in 1997 at the time De'Longhi Soparfi Sa purchased a majority stake in Liguria Assicurazioni Spa; the contract provided for the negotiation of a compensation to De'Longhi Soparfi subject to certain conditions, which came to be in 2000.
- the amount paid for settling, through a deed of consent, the litigation with the Revenue Department of Treviso, pertaining to the 1994 financial period.

*22- Taxes on income for the year*
The item comprises:

| | 2000 | 1999 |
|---|---|---|
| Current taxes | 29,554 | 15,807 |
| Deferred (advance) taxes | 11,889 | 2,109 |
| **Total** | **41,443** | **17,916** |

**Subsequent events**
For any information not provided below, you may refer to the report of the Board of Directors.

*On behalf of the Board of Directors*
The Managing Director

# Annexes to explanatory notes

## List of the companies included in the area of consolidation

| Company name | Registered office | | Share capital | Controlling interest |
|---|---|---|---|---|
| Ariagel S.p.A. | Candiolo (TO) | Lit | 1,500,000,000 | 80% |
| La Supercalor S.p.A. | Seregno (MI) | Lit | 1,000,000,000 | 95% |
| Simac-Vetrella S.p.A. (****) | Cazzago di Pianiga (VE) | Lit | 3,000,000,000 | 100% |
| Effeplast S.r.l. (****) | Gorgo al Mont. (TV) | Lit | 700,000,000 | 100% |
| De' Longhi Pinguino S.A. | Luxembourg (L) | EUR | 26,500,000 | 100% |
| DL Radiators S.p.A. (*) | Treviso | EUR | 6,000,000 | 100% |
| De' Longhi America Inc. | Saddle Brook (U.S.A.) | $U | 9,100,000 | 100% |
| De' Longhi Ltd. | Wellingborough (G.B.) | GBP | 4,000,000 | 100% |
| De' Longhi France Sarl | Asnieres Cedex(F) | Ff | 18,000,000 | 100% |
| De' Longhi Nederland B.V. | DB Leiden (NL) | Hfl | 500,000 | 100% |
| De' Longhi Canada Inc. | Mississauga (CAN) | $C | 1 | 100% |
| E- Services S.r.l. | Treviso | EUR | 50,000 | 51% |
| De' Longhi Japan Corp. | Tokyo (JAP) | Jpy | 50,000,000 | 100% |
| De' Longhi Deutschland GmbH | Mainhausen (D)t | DM | 4,000,000 | 100% |
| Radel S.p.A. (*) | Moimacco (UD) | Lit. | 10,000,000,000 | 98% |
| DL Clima Polska Sp. Zo.o. | Varsavia (P) | PLZ | 4,000 | 100% |
| Company controlled by a trust Company (***) | | DM | 50,000 | 100% |
| DL Div. Cucine S.p.A. (*) | Treviso | Lit. | 29,706,000,000 | 99% |
| Elba S.p.A. (*) | Treviso | Lit. | 900,000,000 | 100% |
| Sile Corpi Scaldanti S.r.l. | Fossalta di Piave (VE) | Lit. | 180,000,000 | 92% |
| Climaveneta S.p.A. (*) | Bassano G. (VI) | Lit. | 3,110,000,000 | 90% |
| Ergoklima S.p.A. (*) | Pieve d'Alpago (BL) | EUR | 520,000 | 100% |
| Climaveneta GmbH (*) | Norderstedt (D) | DM | 600,000 | 70% |
| De' Longhi Radiators S.r.l. (**) | Treviso | EUR | 1,032,000 | |
| Micromax S.p.A. (*) | Pieve d'Alpago (BL) | EUR | 969,000 | 100% |

(*) *Companies acquired by De'Longhi Pinguino S.A. on 28 December 2000, included in the integral consolidation only as regards the balance sheet.*

(**) Company sold on December 2000 and included in the integral consolidation only as regards the profit and loss.

(***) The interest held through a trust company regards a trading company that engages in the marketing of "heating" products in Germany; with respect to said interest, the Group has availed itself of the right, granted by the applicable laws (art. 39 Leg. Decree 127/91), to omit the name of the subsidiary in order to avoid causing damage to the latter or Group companies.

(****) On January 2001 the merger by incorporation of Simac-Vetrella S.p.A. in Effeplast S.p.A. has been completed, with change of the Company name in Simac Vetrella S.p.A.

*in millions Lire*

## Consolidated statements of cash flows for years ended December 31, 2000 and 1999

| | 2000 | 1999 |
|---|---|---|
| **Cash flows provided (used) by operating activities** | | |
| Net income (loss) for the year | 27,980 | 49,125 |
| Depreciation - Amortisation | 60,193 | 61,803 |
| Staff and agents leaving indemnity | (1,675) | 314 |
| Write off of investments (net of gain) | - | 535 |
| (Increase) decrease in deferred taxes provision | 1,179 | 1,598 |
| Other non-cash charges | 5,062 | (3,686) |
| Total | **92,739** | **109,689** |
| Changes in Working Capital: | | |
| Trade receivables | (11,223) | (16,339) |
| Net inventory | (71,464) | 16,120 |
| Trade payables | 6,797 | 25,167 |
| Other payables, receivables, accrued liabilities and deferred income | 4,927 | (4,905) |
| Receivables and payables with subsidiaries, associated companies and parents | 27,548 | (14,268) |
| **Total** | **(43,415)** | **5,775** |
| **Cash flows used in investing activities** | | |
| Fixed assets additions | (32,450) | (26,767) |
| Sale (purchase) of investments | (29) | 213 |
| Increase in intangible assets | (6,714) | (1,473) |
| Other receivables | 18,476 | 5,087 |
| **Total** | **(20,717)** | **(22,940)** |
| **Cash flows provided (used) by changes in shareholders' equity** | | |
| Increase in share capital | | 100,000 |
| **Total** | | **100,000** |
| **Increase (decrease) in foreign exchange reserve** | **(601)** | **836** |
| **Net change in the area of consolidation (*)** | **(707,721)** | **-** |
| **Change in net financial position** | **(679,715)** | **193,360** |
| Net financial position at the beginning of the financial year | (513,086) | (706,446) |
| **Net financial position at the end of the financial year** | **(1,192,801)** | **(513,086)** |
| Change in extraordinary reserve for substitution tax compensation | (44,077) | |
| Change in other payables for substitution tax | 44,077 | |

(*) The amount includes:
i) The net equity effect of the acquisiton (Lire 53.8 billion),
ii) Consolidation differences for Lire 536.6 billion,
iii) Financial indebtness of the companies acquired (Lire 117.3 billion).

**Summary of consolidated net financial position for the year ended December 31, 2000 and 1999**

| | 2000 | 1999 |
|---|---|---|
| Liquid funds | 128,976 | 141,385 |
| Short-term bank loans and overdrafts | (243,038) | (135,994) |
| Short term investments and securities | 2,004 | 4,430 |
| Financing payables (within 1 year) | (61,266) | (8,777) |
| **Short term net financial position** | **(173,324)** | **1,044** |
| Financing payables (more than 1 year) | (228,703) | (252,336) |
| Debenture loans | (290,440) | (92,711) |
| **Total (partial)** | **(692,467)** | **(344,003)** |
| Financing receivables (net of payables) due from subsidiaries and parent companies | 28,412 | 8,031 |
| Financing receivables due from others | 5,000 | - |
| Other financing payables | (26,437) | (23,572) |
| Financing payables for equity investments | (504,605) | - |
| Financing payables due to subsidiaries and parent companies | (2,704) | (153,542) |
| **Total net financial position** | **(1,192,801)** | **(513,086)** |

Note: The comparison with the figures in 1999 may not be consistent, as a result of the acquisition made at the end of December 2000 and the consequent change of the area of consolidation previously described in the notes to the consolidation financial statement.

*in millions Lire*

## Statement of changes in consolidated shareholders' equity

| | Share capital | Legal reserve | Other reserves | Difference in exchange reserve | Retained earnings | Net income (loss) | Total |
|---|---|---|---|---|---|---|---|
| **Balance at 1 January 2000** | **400,000** | **1,820** | **26,169** | **670** | **7,703** | **49,125** | **485,487** |
| Appropriation of result for 1999 | | 2,745 | 52,146 | | (5,766) | (49,125) | - |
| Withdrawal, for accounting purposes, | | | | | | | |
| of the substitution tax payable due to | | | | | | | |
| the realignment of the fiscal values | | | | | | | |
| to the book values | | | (44,074) | | | | (44,074) |
| Currency translation differences | | | | (601) | | | (601) |
| Net income (loss) | | | | | | 27,980 | 27,980 |
| **Balance at 31 December 2000** | **400,000** | **4,565** | **34,241** | **69** | **1,937** | **27,980** | **468,792** |



## Schedule of revalued assets

| Balance sheet item | Revalued assets | | | Total revaluation |
|---|---|---|---|---|
| | 1995 merger deficit allocation | Law n.413/1991 | Other revaluation | |
| Operational real estate | 85,000 | 11,736 | 35,473 | 132,209 |
| Plant and machinery | 73,847 | 6 | 28,585 | 102,438 |
| Industrial and commercial equip. | | 106 | 6,867 | 6,973 |
| Vehicles | | 4 | 540 | 544 |
| Trademarks and rights | 231,100 | | | 231,100 |
| **Totals** | **389,947** | **11,852** | **71,465** | **473,264** |

| ASSETS | 31.12.00 | | 31.12.99 | | Δ |
|---|---|---|---|---|---|
| | Partial | Total | Partial | Total | Total |
| **A Receivables from shareholders** | | **-** | | **12,911** | **(12,911)** |
| **B Assets** | | | | | |
| *Intangible fixed assets* | | | | | |
| Start-up expenses | | 329 | | 122 | 207 |
| Research, development and advertising | | 360 | | 512 | (152) |
| Industrial and other patent rights | | 3,439 | | 2,284 | 1,155 |
| Concessions, licenses, trademarks and similar rights | | 98,682 | | 99,270 | (588) |
| Goodwill | | 281,647 | | 5,505 | 276,142 |
| Others | | 2,094 | | 523 | 1,571 |
| **Total intangible fixed assets** | | **386,551** | | **108,216** | **278,335** |
| *Tangible fixed assets* | | | | | |
| Land and buildings | | 91,096 | | 76,934 | 14,162 |
| Plant and machinery | | 58,743 | | 38,907 | 19,836 |
| Industrial and commercial equipment | | 20,770 | | 16,663 | 4,107 |
| Other assets | | 5,837 | | 5,184 | 653 |
| Assets under construction and advances to suppliers | | 1,264 | | 354 | 910 |
| **Total tangible fixed assets** | | **177,710** | | **138,042** | **39,668** |
| *Financial assets* | | | | | |
| Equity investments in: | | | | | |
| subsidiaries | 1,244 | | 1,244 | | |
| associated companies | 6,006 | | 5,979 | | |
| other companies | 165 | 7,415 | 198 | 7,421 | (6) |
| Accounts receivable due from: | | | | | |
| parents | | | | | |
| more than 1 year | - | - | 4,132 | 4,132 | (4,132) |
| other companies | | | | | |
| within 1 year | 963 | | 105 | | |
| more than 1 year | 3,313 | 4,276 | 10,859 | 10,964 | (6,688) |
| Total | | 4,276 | | 15,096 | (10,820) |
| Other securities | | 22 | | - | 22 |
| Total financial assets | | 11,713 | | 22,517 | (10,804) |
| **Total fixed assets** | | **575,974** | | **268,775** | **307,199** |
| **C Current assets** | | | | | |
| *Inventory* | | | | | |
| Raw materials and consumables | | 67,661 | | 34,275 | 33,386 |
| Work in progress | | 21,296 | | 12,511 | 8,785 |
| Finished goods | | 102,411 | | 70,763 | 31,648 |
| **Total inventory** | | **191,368** | | **117,549** | **73,819** |
| *Receivables* | | | | | |
| From customers: | | | | | |
| within 1 year | 317,775 | | 256,796 | | |
| more than 1 year | 225 | 318,000 | 57 | 256,853 | 61,147 |
| From subsidiaries | | 0 | | 1,063 | (1,063) |
| From associated companies | | 1,306 | | 994 | 312 |
| From parent companies | | 14,674 | | 16 | 14,658 |
| Other receivables | | | | | |
| within 1 year | 57,523 | | 49,243 | | |
| more than 1 year | 1,936 | 59,459 | 82 | 49,325 | 10,134 |
| **Total receivables** | | **393,439** | | **308,251** | **85,188** |
| *Short term financial assets* | | | | | |
| Equity investments | | 906 | | 905 | 1 |
| Other securities | | 129 | | 1,383 | (1,254) |
| Total short term financial assets | | 1,035 | | 2,288 | (1,253) |
| *Liquid funds* | | | | | |
| Cash in bank | | 65,679 | | 72,844 | (7,165) |
| Cheques | | 680 | | 5 | 675 |
| Cash in hand | | 252 | | 171 | 81 |
| Total liquid funds | | 66,611 | | 73,020 | (6,409) |
| **Total current assets** | | **652,453** | | **501,108** | **151,345** |
| **D Total prepayments and accrued income** | | **12,207** | | **2,240** | **9,967** |
| **Total assets** | | **1,240,634** | | **785,034** | **455,600** |

*in thousands Euro*

| LIABILITIES | 31.12.00 Partial | 31.12.00 Total | 31.12.99 Partial | 31.12.99 Total | Δ Total |
|---|---|---|---|---|---|
| **A Shareholders' equity** | | | | | |
| Share capital | | 206,583 | | 206,583 | - |
| *Additional paid-in capital* | | - | | - | - |
| *Revaluation reserve* | | - | | - | - |
| *Legal reserve* | | 2,358 | | 940 | 1,418 |
| *Reserve for treasury stock on hand* | | - | | - | - |
| *Statutory reserve* | | - | | - | - |
| *Other reserve* | | | | | |
| *Foreign exchange reserve* | 36 | | 346 | | |
| *Other reserves* | 17,684 | 17,720 | 13,515 | 13,861 | 3,859 |
| *Retained earnings* | | 1,000 | | 3,978 | (2,978) |
| *Net income (loss) for the year* | | 14,450 | | 25,371 | (10,921) |
| **Total group shareholders' equity** | | **242,111** | | **250,733** | **(8,622)** |
| *Shareholders' equity - minority interest* | | 224 | | 341 | (117) |
| *Net income (loss) - minority interest* | | 105 | | 1 | 104 |
| **Total shareholders equity** | | **242,439** | | **251,075** | **(8,636)** |
| **B Provision for contingencies and obligations** | | | | | |
| Provisions for agents leaving indemnity and similar obligations | | 3,308 | | 2,758 | 550 |
| Other provisions | | 7,978 | | 5,363 | 2,615 |
| **Total** | | **11,286** | | **8,121** | **3,165** |
| **C Staff leaving indemnity** | | **19,380** | | **12,551** | **6,829** |
| **D Payables** | | | | | |
| Debentures | | | | | |
| more than 1 year | | 150,000 | | 47,881 | 102,119 |
| Bank loans and overdrafts | | | | | |
| within 1 year | 157,160 | | 74,768 | | |
| more than 1 year | 118,115 | 275,275 | 130,321 | 205,089 | 70,186 |
| Other financing payables | | 13,654 | | 12,174 | 1,480 |
| Advances | | 2,816 | | 1,313 | 1,503 |
| Trade payables | | 184,796 | | 133,314 | 51,482 |
| Notes payable | | 38 | | - | 38 |
| Payables due to subsidiaries | | 1,396 | | 1,336 | 60 |
| Payables due to associated companies | | 707 | | 143 | 564 |
| Payables due to parent companies | | | | | |
| within 1 year | 213,307 | | 77,446 | | |
| more than 1 year | - | 213,307 | 516 | 77,962 | 135,345 |
| Payables due to tax authorities | | | | | |
| within 1 year | 23,201 | | 15,393 | | |
| more than 1 year | 15,175 | 38,376 | - | 15,393 | 22,983 |
| Social security payables | | 5,106 | | 3,800 | 1,306 |
| Other payables | | | | | |
| within 1 year | 67,372 | | 11,528 | | |
| more than 1 year | 33 | 67,405 | - | 11,528 | 55,877 |
| **Total payables** | | **952,876** | | **509,933** | **442,943** |
| **E Total accrued liabilities and deferred income** | | **14,653** | | **3,354** | **11,299** |
| ***Total liabilities*** | | **998,195** | | **533,959** | **464,236** |
| **Total liabilities and shareholders' equity** | | **1,240,634** | | **785,034** | **455,600** |
| **Memorandum accounts** | | **12,526** | | **91,706** | **(79,180)** |

*in thousands Euro*

**INCOME STATEMENT**

| | 31.12.00 | | 31.12.99 | | Δ |
|---|---|---|---|---|---|
| | Partial | Total | Partial | Total | Total |
| **A Income** | | | | | |
| Net revenues from the sale of goods and services | | 631,600 | | 586,717 | 44,883 |
| Changes in work in progress and finished goods (inventory) | | 25,954 | | (10,747) | 36,701 |
| Increases in fixed assets for internal work | | 2,033 | | 1,212 | 821 |
| Other income | | 13,982 | | 11,636 | 2,346 |
| **Value of production** | | **673,570** | | **588,818** | **84,752** |
| **B Expenses** | | | | | |
| Raw and subsidiary material and goods | | 323,112 | | 269,115 | 53,997 |
| Services | | 155,873 | | 130,009 | 25,864 |
| Leases | | 7,355 | | 6,138 | 1,217 |
| Personnel costs: | | | | | |
| salaries and wages | 65,434 | | 59,519 | | |
| social security costs | 18,846 | | 17,632 | | |
| severance payments | 3,667 | | 3,173 | | |
| social benefits | 1,020 | | 1,120 | | |
| other costs | 721 | 89,688 | 552 | 81,996 | 7,692 |
| Amortisation, depreciation and writedowns: | | | | | |
| amortisation of intangible fixed assets | 9,731 | | 9,655 | | |
| depreciation of tangible fixed assets | 21,357 | | 22,263 | | |
| other writedowns of fixed assets | 0 | | 18 | | |
| writedowns of trade receivables | 3,547 | 34,635 | 4,292 | 36,228 | (1,593) |
| Changes in stock of raw materials and consumables | | (8,360) | | 1,238 | (9,598) |
| Provision for risks | | 4,039 | | 3,181 | 858 |
| Other provisions | | 693 | | 129 | 564 |
| Sundry operating expenses | | 4,412 | | 8,055 | (3,643) |
| **Total production costs (expenses)** | | **611,447** | | **536,089** | **75,358** |
| **Difference between revenues and expenses (A - B)** | | **62,123** | | **52,729** | **9,394** |
| **C Financial income and expenses** | | | | | |
| Income from equity investments: | | | | | |
| dividends | - | | 48 | | |
| others | 4,380 | 4,380 | 384 | 432 | 3,948 |
| Other financial income: | | | | | |
| from other receivables entered as fixed assets | 10 | | - | | |
| from securities entered as current assets | 1,599 | | 1,452 | | |
| other income: | | | | | |
| from subsidiaries | 35 | | 130 | | |
| from parents | 207 | | 1,173 | | |
| others | 28,267 | 30,118 | 13,283 | 16,038 | 14,080 |
| Interest and other financial expenses: | | | | | |
| from subsidiaries | (211) | | (59) | | |
| from parents | (3,430) | | (6,736) | | |
| others | (46,754) | (50,395) | (23,902) | (30,697) | (19,698) |
| **Total financial income and expenses** | | **(15,897)** | | **(14,227)** | **(1,670)** |
| **D Adjustment to financial assets** | | | | | |
| Revaluations of equity investments | | 27 | | - | 27 |
| Writedowns of equity investments | | (1) | | (241) | 240 |
| **Total adjustments to financial assets** | | **26** | | **(241)** | **267** |
| **E Extraordinary income and expenses** | | | | | |
| Income: | | | | | |
| gains on fixed asset disposal | 152 | | 116 | | |
| other | 1,714 | 1,866 | 177 | 293 | 1,573 |
| Expenses: | | | | | |
| other | (12,161) | (12,161) | (3,929) | (3,929) | (8,232) |
| **Total extraordinary income and expenses** | | **(10,294)** | | **(3,636)** | **(6,658)** |
| **Net income (loss) before income tax** | | **35,958** | | **34,625** | **1,333** |
| Income taxes | | (21,403) | | (9,253) | (12,150) |
| **Net income (loss) before minority interest** | | **14,555** | | **25,372** | **(10,817)** |
| Net (income) loss attributable to minority interest | | (105) | | (1) | (104) |
| **Net income (loss) for the year** | | **14,450** | | **25,371** | **(10,921)** |

# Report of the Board of Statutory Auditors

Dear Sirs,
We examined the draft consolidated balance sheet of the year ended 31st December 2000 of the De'Longhi Group, drawn up and approved by Directors today. It can be summarised as follows (amounts in thousands Lire):

| | |
|---|---|
| Assets | 1,856,861 |
| Goodwill | 545,344 |
| **Total assets** | **2,402,205** |
| Liabilities | 1,932,776 |
| Shareholders' equity and reserves | 440,812 |
| **Net income (loss) for the year** | **27,980** |
| Shareholders' equity and reserves–minority interest | 433 |
| **Net income (loss) for the year-minority interest** | **204** |
| **Total liabilities** | **2,402,205** |

Memorandum accounts amount at Lire 24,254 million.

The consolidated income statement, which represents the corporate management as from January 1st, 2000 to December 31st, 2001, can be summarised as follows *(amounts in thousands Lire)*:

| | |
|---|---|
| Value of production | 1,304,215 |
| Production costs | (1,183,923) |
| ***Difference*** | **120,292** |
| Financial income and expenses | (30,782) |
| Adjustments to financial assets | 52 |
| Extraordinary income and expenses | (19,935) |
| **Net income (loss) before income tax** | **69,627** |
| Income taxes | (41,443) |
| **Consolidated net income (loss) for the year** | **27,980** |
| **Net income (loss) attributable to minority interest** | **204** |

On the same date, after the following audits, we drew up the present report, in our area of expertise, renouncing the terms provided by article 2429 (1) of Italian Civil Code.

In particular, the consolidated financial statements have been drawn up in accordance with the standards set forth by Lg. Decree n. 127/91.

*Explanatory notes to consolidated financial statements detail the above mentioned items* and their amendments introduced with reference to the previous year.

Please note that the consolidated financial statements show an income of Lire 27,980 million, with a decrease of Lire 21,145 million with respect to the previous year, mainly due to an increase of extraordinary expenses.

Our analysis has been executed in accordance with professional demeanour principles set forth by the Consiglio Nazionale dei Dottori Commercialisti (National Board of Professional Accountants), and we referred to the laws regarding consolidated financial statements, as interpreted and integrated by the accounting principles of Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (National Board of Professional Accountants) and, where necessary, those set by the International Accounting Standards Committee (IASC).

Our analysis has been finalised to audit the regularity of the consolidated financial statements, and their conformity with the controlling company's accounting records and information sent by any controlled company, which has been included in the area of consolidation.

The report of Directors describes any event that has occurred to the Group, and the sector in which it operates. We verified the consistency of its information with reference to the consolidated financial statements' results.

Moreover, we examined any report of Directors and Board of Statutory Auditors of controlled companies included in the area of consolidation, table of elimination of the carrying value of investments and analysis of the consolidation difference.

Please be informed that, on the basis of our audit, we make no remarks; as a consequence, the Group consolidated financial statements at December 31st, 2000 correspond to the holding Company's accounting records and information transmitted by the companies included in the area of consolidation.

Treviso, April 10th 2001

*Statutory Auditors*
Carlo Garavaglia
Giuliano Saccardi
Giancarlo Malerba

# Auditors' report

PRICEWATERHOUSECOOPERS



# CONSOLIDATED FINANCIAL STATEMENTS AT 31 DECEMBER 2000
## AUDITORS' REPORT

To the shareholders of
De' Longhi SpA

1 We have audited the consolidated financial statements of De' Longhi SpA and subsidiaries (De' Longhi Group) as of 31 December 2000. These financial statements are the responsibility of De' Longhi SpA's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion. The financial statements of some subsidiaries have been examined by other auditors who have provided us with their audit opinions. Our opinion, expressed in this report, is also based on the audits performed by these other auditors with regard to approximately 7 per cent of total consolidated assets and approximately 21 per cent of consolidated revenues.

For the opinion on the consolidated financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report issued on June 26, 2000.

3 In our opinion, the consolidated financial statements of De' Longhi SpA as of 31 December 2000 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Company.

Treviso, 11 April 2001

PricewaterhouseCoopers SpA

S/ Roberto Adami
(Partner)

"This report has been translated from the original which was issued in accordance with Italian legislation. The financial statements referred to in the above report have not been translated"

# GRUPPO
# DE'LONGHI

# Bilancio consolidato al
# 31 dicembre 2000

02 APR 30 AM 11:27

De'Longhi S.p.a. – Sede sociale: Via L. Seitz, 47 – 31100 Treviso – Italy
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese: Tribunale di Treviso n. 41279
Iscritta al R.E.A. di Treviso n. 224758
Codice Fiscale 11570840154 – Partita I.V.A. 03162730265

| ATTIVO | 31.12.00 Parziali | 31.12.00 Totali | 31.12.99 Parziali | 31.12.99 Totali |
|---|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | | 0 | | |
| B) IMMOBILIZZAZIONI | | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | | | | |
| 1) Costi di impianto ed ampliamento | | [illegible]837 | | |
| 2) Costi di ricerca, di sviluppo e di pubblicità | | [illegible]898 | | |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | | [illegible]6.659 | | |
| 4) Concessione, licenze, marchi e diritti simili | | [illegible]19.076 | | |
| 5) Differenza di consolidamento | | [illegible]646.344 | | |
| 7) Altre | | [illegible]4.054 | | |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | | 748.487 | | |
| II - IMMOBILIZZAZIONI MATERIALI | | | | |
| 1) Terreni e fabbricati | | 176.387 | | |
| 2) Impianti e macchinari | | 113.743 | | |
| 3) Attrezzature industriali e commerciali | | 40.217 | | |
| 4) Altri beni | | 11.302 | | |
| 5) Immobilizzazioni in corso e acconti | | 2.448 | | |
| TOTALE IMMOBILIZZAZIONI MATERIALI | | 344.097 | | |
| III - IMMOBILIZZAZIONI FINANZIARIE | | | | |
| 1) Partecipazioni in: | | | | |
| a) imprese controllate | 2.409 | | 2.409 | |
| b) imprese collegate | [illegible]1.829 | | 11.577 | |
| c) altre imprese | [illegible]319 | 14.357 | 384 | |
| 2) Crediti: | | | | |
| c) verso imprese controllanti | | | | |
| - oltre 12 mesi | 0 | 0 | 8.000 | |
| d) verso altri: | | | | |
| - entro 12 mesi | [illegible]864 | | 203 | |
| - oltre 12 mesi | 8.415 | 8.279 | 21.025 | |
| Totale Crediti | | 8.279 | | |
| 3) Altri Titoli | | [illegible]43 | | |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | | 22.679 | | |
| TOTALE IMMOBILIZZAZIONI | | 1.115.243 | | |
| C) ATTIVO CIRCOLANTE | | | | |
| I - RIMANENZE | | | | |
| 1) Materie prime, sussidiarie e di consumo | | 31.009 | | |
| 2) Prodotti in corso di lavorazione e semilavorati | | 41.234 | | |
| 4) Prodotti finiti e merci | | 198.296 | | |
| TOTALE RIMANENZE | | 370.539 | | |
| II - CREDITI | | | | |
| 1) Verso clienti | | | | |
| - entro 12 mesi | 615.299 | | 497.226 | |
| - oltre 12 mesi | [illegible]436 | 615.735 | 111 | |
| 2) Verso imprese controllate | | 0 | | |
| 3) Verso imprese collegate | | 2.529 | | |
| 4) Verso controllanti | | 28.413 | | |
| 5) Verso altri: | | | | |
| - entro 12 mesi | [illegible]380 | | 95.348 | |
| - oltre 12 mesi | 3.749 | 115.129 | 159 | |
| TOTALE CREDITI | | 761.806 | | |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | | | |
| 4) Altre partecipazioni | | [illegible]764 | | |
| 6) Altri titoli | | [illegible]250 | | |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | 12.004 | | |
| IV - DISPONIBILITA' LIQUIDE | | | | |
| 1) Depositi bancari e postali | | 127.172 | | |
| 2) Assegni | | 1.317 | | |
| 3) Denaro e valori in cassa | | [illegible]487 | | |
| TOTALE DISPONIBILITA' LIQUIDE | | 128.976 | | |
| TOTALE ATTIVO CIRCOLANTE | | 1.263.325 | | |
| RATEI E RISCONTI ATTIVI | | 23.837 | | |
| TOTALE ATTIVO | | 2.402.205 | | 1.. |

(In Lire m

| PASSIVO | 31.12.00 Parziali | 31.12.00 Totali | 31.12.99 Parziali | 31.12.99 Totali |
|---|---|---|---|---|
| A) PATRIMONIO NETTO | | | | |
| I - CAPITALE SOCIALE | | 400.000 | | 4 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | | 0 | | |
| III - RISERVA DA RIVALUTAZIONE | | 0 | | |
| IV - RISERVA LEGALE | | 4.565 | | |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 | | |
| VI - RISERVE STATUTARIE | | 0 | | |
| VII - ALTRE RISERVE | | | | |
| d) Differenze di conversione | 69 | | 670 | |
| e) Altre riserve | 34.241 | 34.310 | 28.169 | |
| VIII - UTILI PORTATI A NUOVO | | 1.937 | | |
| IX - UTILE DELL'ESERCIZIO | | 27.980 | | |
| TOTALE PATRIMONIO NETTO DI COMPETENZA DEL GRUPPO | | 468.792 | | 4 |
| X - CAPITALE E RISERVE DI TERZI | | 433 | | |
| XI - UTILE DELL'ESERCIZIO DI PERTINENZA DI TERZI | | 204 | | |
| TOTALE PATRIMONIO NETTO | | 469.429 | | 4 |
| B) FONDI PER RISCHI E ONERI | | | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | | 6.405 | | |
| 3) Altri | | 15.447 | | |
| TOTALE FONDI PER RISCHI E ONERI | | 21.852 | | |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO | | 37.528 | | |
| D) DEBITI | | | | |
| 1) Obbligazioni | | | | |
| - oltre 12 mesi | 290.440 | 290.440 | 92.711 | |
| 3) Debiti verso banche | | | | |
| - entro 12 mesi | 304.304 | | 144.771 | |
| - oltre 12 mesi | 228.702 | 533.006 | 252.336 | 3 |
| 4) Debiti verso altri finanziatori | | 26.437 | | |
| 5) Acconti | | 15.453 | | |
| 6) Debiti verso fornitori | | 357.814 | | 2 |
| 7) Debiti rappresentati da titoli di credito | | 73 | | |
| 8) Debiti verso imprese controllate | | 2.704 | | |
| 9) Debiti verso imprese collegate | | 1.369 | | |
| 10) Debiti verso imprese controllanti | | | | |
| - entro 12 mesi | 413.019 | | 149.956 | |
| - oltre 12 mesi | 0 | 413.019 | 1.000 | 1 |
| 11) Debiti tributari | | | | |
| - entro 12 mesi | 44.923 | | 29.805 | |
| - oltre 12 mesi | 29.383 | 74.306 | 0 | |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | | 9.887 | | |
| 13) Altri debiti | | | | |
| - entro 12 mesi | 130.452 | | 22.322 | |
| - oltre 12 mesi | 63 | 130.515 | 0 | |
| TOTALE DEBITI | | 1.845.023 | | 9 |
| E) RATEI E RISCONTI PASSIVI | | 28.376 | | |
| TOTALE PASSIVO | | 1.932.776 | | 1.0 |
| TOTALE PATRIMONIO NETTO E PASSIVO | | 2.402.205 | | 1.5 |
| | | | | |
| CONTI D'ORDINE | | 24.264 | | 1 |

(In Lire m

| CONTO ECONOMICO | 31.12.00 Parziali | 31.12.00 Totali | 31.12.99 Parziali | 31.12.99 Totali |
|---|---|---|---|---|
| **A) VALORE DELLA PRODUZIONE** | | | | |
| 1) Ricavi delle vendite e delle prestazioni | | 222.951 | | 1.1 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | | 50.254 | | (2 |
| 4) Incrementi di immobilizzazioni per lavori interni | | 3.937 | | |
| 5) Altri ricavi e proventi | | 27.073 | | |
| TOTALE VALORE DELLA PRODUZIONE | | 1.304.216 | | 1.1 |
| **B) COSTI DELLA PRODUZIONE** | | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | | 625.633 | | 5 |
| 7) Per servizi | | 301.812 | | 2 |
| 8) Per godimento di beni di terzi | | 14.241 | | |
| 9) Per il personale: | | | | |
| a) salari e stipendi | 26.697 | | 115.245 | |
| b) oneri sociali | 36.490 | | 34.140 | |
| c) trattamento di fine rapporto | 7.101 | | 6.144 | |
| d) trattamento di quiescenza e simili | 975 | | 2.169 | |
| e) altri costi | 1.396 | 173.659 | 1.068 | 1 |
| 10) Ammortamenti e svalutazioni: | | | | |
| a) ammortamento delle immobilizzazioni immateriali | 6.841 | | 18.695 | |
| b) ammortamento delle immobilizzazioni materiali | 41.862 | | 43.108 | |
| c) altre svalutazioni delle immobilizzazioni | 0 | | 35 | |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | 6.868 | 67.061 | 8.310 | |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | | (6.188) | | |
| 12) Accantonamenti per rischi | | 7.820 | | |
| 13) Altri accantonamenti | | 342 | | |
| 14) Oneri diversi di gestione | | 8.643 | | |
| TOTALE COSTI DELLA PRODUZIONE | | 1.183.923 | | 1.0 |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | | 120.292 | | 1 |
| **C) PROVENTI E ONERI FINANZIARI** | | | | |
| 15) Proventi da partecipazioni: | | | | |
| c) dividendi da altre partecipazioni | 0 | | 92 | |
| d) altri proventi da partecipazioni | 8.481 | 8.481 | 743 | |
| 16) Altri proventi finanziari: | | | | |
| a) da crediti iscritti nelle immobilizzazioni: | | | | |
| - altri | [illegible] | | 0 | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | [illegible] | | 2.812 | |
| d) proventi diversi dai precedenti: | | | | |
| - da imprese controllate | 56 | | 252 | |
| - da imprese controllanti | 2.401 | | 2.271 | |
| - altri | 54.731 | 56.316 | 25.720 | |
| 17) Interessi e altri oneri finanziari: | | | | |
| a) da imprese controllate | (409) | | (115) | |
| c) da imprese controllanti | (6.841) | | (13.042) | |
| d) altri | (90.329) | (97.579) | (46.281) | (5 |
| TOTALE PROVENTI ED ONERI FINANZIARI | | (30.782) | | (2 |
| **D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | | | | |
| 18) Rivalutazioni: | | | | |
| a) di partecipazioni | 63 | 63 | 0 | |
| 19) Svalutazioni: | | | | |
| a) di partecipazioni | (1) | (1) | (467) | |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | 62 | | |
| **E) PROVENTI ED ONERI STRAORDINARI** | | | | |
| 20) Proventi: | | | | |
| a) plusvalenze da alienazioni | [illegible] | | 225 | |
| b) altri proventi straordinari | [illegible] | 4.613 | 342 | |
| 21) Oneri: | | | | |
| a) altri oneri straordinari | (23.545) | (23.548) | (7.607) | ( |
| TOTALE PROVENTI ED ONERI STRAORDINARI | | (18.935) | | ( |
| RISULTATO PRIMA DELLE IMPOSTE | | 69.627 | | ( |
| 22) Imposte sul reddito dell'esercizio | | (41.443) | | (1 |
| 23) UTILE DELL'ESERCIZIO | | 28.184 | | |
| 23a) (Utile) dell'esercizio di pertinenza di terzi | | (204) | | |
| 23b) UTILE DELL'ESERCIZIO | | 27.980 | | |

## PREMESSA

Il bilancio consolidato della De' Longhi S.p.A. dell'esercizio chiuso al 31 dicembre 2000 è stato redatto secondo quanto previsto in materia di bilancio consolidato dal D.Lgs. n. 127 del 9 aprile 1991 ed è costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa. Inoltre vengono fornite tutte le informazioni complementari ritenute necessarie a dare una rappresentazione veritiera e corretta.

I bilanci utilizzati ai fini del consolidamento sono quelli d'esercizio, redatti dai Consigli di Amministrazione delle singole società rettificati, ove necessario, per stornare poste di natura fiscale e per adeguarli ai principi contabili di Gruppo che sono in linea con le norme di legge relative al bilancio consolidato, interpretate ed integrate dai principi contabili enunciati dai Consigli nazionali dei Dottori Commercialisti e dei Ragionieri e, ove mancanti, da quelli enunciati dall'International Accounting Standard Commitee (IASC).

I dati dello stato patrimoniale, del conto economico consolidato e della nota integrativa sono stati espressi in milioni di Lire (o in miliardi di lire nella parte relativa ai commenti) al fine di consentire una maggiore chiarezza espositiva e una più agevole analisi della situazione patrimoniale-finanziaria e del risultato economico del Gruppo.

Nel bilancio al 31 dicembre 2000 sono stati indicati gli importi delle corrispondenti voci del bilancio al 31 dicembre 1999. Per rendere omogenei i criteri di classificazione del bilancio 1999 con quelli del bilancio 2000 sono state effettuate alcune riclassifiche, che hanno riguardato principalmente alcune voci dello stato patrimoniale.

Per quanto non specificato di seguito si rimanda ai commenti riportati nella Relazione sulla gestione.

## AREA DI CONSOLIDAMENTO

Il Bilancio Consolidato al 31 dicembre 2000 include i bilanci della De' Longhi S.p.A. e delle società Italiane ed Estere da essa controllate, direttamente o indirettamente. L'elenco delle principali società incluse nel consolidamento con il metodo integrale è riepilogato in allegato.
Il dettaglio delle partecipazioni valutate con il metodo del patrimonio netto è riepilogato nella sezione di commento alle immobilizzazioni finanziarie.

L'area di consolidamento ha subito, rispetto al 1999, una rilevante variazione dovuta ad acquisizioni e alienazioni di partecipazioni effettuate a dicembre 2000 e al trasferimento dell'attività del segmento 'riscaldamento fisso'.
Le principali operazioni sono di seguito commentate:

- trasferimento dell'attività di commercializzazione dei prodotti del segmento 'riscaldamento' dalla società De' Longhi Radiators Srl alla società DL Radiators Spa con conseguente inclusione nel bilancio consolidato del 2000 di soli 3 mesi di attività (rispetto ai 12 mesi del 1999). Il 31 marzo 2000 è infatti scaduto il contratto di affitto d'azienda sottoscritto fra le due società sopraindicate e, a partire dal 1 aprile 2000 l'attività è tornata in capo alla locatrice (DL Radiators Spa). In data 28 dicembre 2000 è stata poi ceduta la partecipazione detenuta in De' Longhi Radiators Srl in quanto inattiva e quindi non più strategica per il Gruppo.

- alienazione delle partecipazioni in Nauta S.r.l., De' Longhi Canada Distributors Inc., Ontario Inc.; l'uscita di tali società, che erano inattive o svolgevano limitata attività di servizi per il Gruppo, non ha determinato variazioni sulla situazione patrimoniale ed economica consolidata.

- acquisizione da parte di De' Longhi Pinguino Sa, società controllata interamente da De' Longhi Spa, di alcune società di seguito elencate, con conseguente inclusione nell'area di consolidamento; le acquisizioni, avvenute il 28 dicembre 2000, hanno riguardato:

  - il 99,99% del capitale sociale della società De' Longhi Divisione Cucine Spa per Lire 71,7 miliardi dalla De' Longhi Soparfi;
  - il 99,92% del capitale sociale della società DL Radiators Spa per Lire 96,4 miliardi dalla società Xarocco – MKG e Investments Lda;
  - il 90% del capitale sociale della società Climaveneta Spa per Lire 276,9 miliardi dalla società De' Longhi Soparfi, tenuto conto che il residuo 10% è costituito da azioni proprie;
  - il 100% del capitale sociale della società Micromax Spa per Lire 39,7 miliardi dalla società De' Longhi Soparfi;
  - il 30% del capitale sociale della società Ergoklima Spa per Lire 54,2 miliardi dalla società De' Longhi Soparfi.

  per un totale di Lire 538,9 miliardi più Lire 125 milioni come oneri accessori. I valori sono stati determinati sulla base di perizie predisposte da autorevoli esperti indipendenti. Le società acquisite sono state consolidate con il metodo integrale con effetto il 31 dicembre 2000 limitatamente allo stato patrimoniale.

- acquisizione della partecipazione nella società Sile Corpi Scaldanti, per l'importo di Lire 4,6 miliardi.

- costituzione della società DL Clima Polska, che svolge attività di commercializzazione dei prodotti del segmento 'riscaldamento fisso' nel mercato Polacco.

- costituzione della società E-Services S.r.l.,capitale di Eur 50.000 con una quota di possesso del Gruppo del 51% con contestuale stipulazione di un contratto di affitto d'azienda con De' Longhi Spa.

## CRITERI DI CONSOLIDAMENTO

I criteri di consolidamento più significativi adottati nella redazione del bilancio consolidato sono i seguenti:

- Il consolidamento dei dati è effettuato secondo il metodo dell'integrazione globale, eliminando il valore di carico delle partecipazioni consolidate a fronte delle corrispondenti quote di patrimonio netto.
- La differenza eventualmente emergente, nell'esercizio in cui una società è inclusa per la prima volta nel bilancio consolidato è attribuita:
  - se positiva, ove possibile, agli elementi dell'attivo e del passivo delle società incluse nel consolidamento. L'eventuale residuo è iscritto nella voce "Differenza di Consolidamento";
  - se negativa è iscritta in una voce del patrimonio netto "Riserva di consolidamento".
- La differenza positiva è ammortizzata in funzione della stimata vita utile.
- Le quote di patrimonio netto e di risultato netto di competenza di azionisti terzi sono esposte separatamente in apposite voci del patrimonio netto consolidato denominate rispettivamente "Capitale e Riserve di pertinenza di Terzi" e "Utile dell'Esercizio di pertinenza di Terzi".
- Le partite di debito e di credito, dei costi e ricavi e di tutte le operazioni intercorse tra le società comprese nell'area di consolidamento, inclusi i dividendi distribuiti tra le società del Gruppo sono eliminati. Vengono inoltre eliminati gli utili non realizzati e le plusvalenze e minusvalenze derivanti da operazioni fra società del Gruppo.
- Nel bilancio consolidato sono altresì eliminati gli effetti degli accantonamenti e delle rettifiche di valore operati dalle singole società incluse nell'area di consolidamento per conseguire i benefici fiscali ammessi dalle leggi vigenti, considerati i relativi effetti fiscali ove applicabili.

### Criteri e cambi applicati nella conversione in Lire dei bilanci espressi in moneta estera

La conversione in Lire italiane dei Bilanci delle società estere è effettuata nel seguente modo:

- per le attività e le passività vengono utilizzati i cambi correnti alla chiusura dell'esercizio, che per le valute dei Paesi aderenti all'UE sono rappresentati dai tassi di cambio irrevocabili definiti dalla Commissione Europea il 31 dicembre 1998;
- per le voci del conto economico vengono utilizzati i cambi medi dell'anno;
- per le singole voci del patrimonio netto vengono utilizzati tassi di cambio storici.

Le differenze di cambio relative all'applicazione di tale metodo vengono contabilizzate direttamente in una specifica voce del patrimonio netto consolidato denominata "Riserva da differenze di conversione".

I tassi di cambio Lira/valuta applicati per la conversione sono stati i seguenti:

| VALUTA | | CAMBIO MEDIO '00 (**) | CAMBIO AL 31.12.00 (*) |
|---|---|---|---|
| Franco francese (*) | FRF | 295,182 | 295,182 |
| Fiorino olandese (*) | NLG | 878,641 | 878,641 |
| Marco tedesco (*) | DEM | 989,999 | 989,999 |
| Franco lussemburghese (*) | LUF/BEF | 47,999 | 47,999 |
| Sterlina inglese | GBP | 3.178,432 | 3.102,499 |
| Dollaro statunitense | USD | 2.102,587 | 2.080,892 |
| Yen giapponese | JPG | 19,513 | 18,109 |
| Dollaro canadese | CAD | 1.414,986 | 1.386,516 |
| Scudo portoghese | PTE | 9,658 | 9,658 |
| Peseta spagnola | ESP | 11,637 | 11,637 |
| Zloty polacco | PLN | 483,41 | 502,95 |
| Dracma greca | GRD | 5,682 | 5,682 |
| Scellino austriaco | ATS | 140,71 | 140,71 |

(*) cambi così fissati dalla C.E. nel 1998
(**) fonte: UIC (Ufficio Italiano Cambi)

## CRITERI DI VALUTAZIONE APPLICATI NELLA REDAZIONE DEL BILANCIO CONSOLIDATO

I criteri di valutazione più significativi applicati nella redazione del bilancio consolidato al 31 dicembre 2000, in ottemperanza a quanto previsto dall'articolo 2426 del Codice Civile, richiamato dall'art. 35 del D.Lgs. 127/91 sono i seguenti:

**a- Immobilizzazioni immateriali**
Le immobilizzazioni immateriali sono iscritte al costo di acquisto inclusivo degli oneri accessori e sono ammortizzate sistematicamente in relazione della loro residua possibilità di utilizzo.
Qualora emerga, indipendentemente dall'ammortamento già contabilizzato, una perdita durevole di valore, l'immobilizzazione viene corrispondentemente svalutata; se in esercizi successivi vengono meno i presupposti della svalutazione, viene ripristinato il valore originario.
La voce costi di impianto e di ampliamento, che include le spese di costituzione e per aumenti di capitale, è ammortizzata in un periodo di cinque anni.
Le spese di ricerca e sviluppo sono capitalizzate se relative alla realizzazione di specifici prodotti chiaramente definiti per i quali è ragionevolmente dimostrata la fattibilità tecnica degli stessi e l'esistenza di un futuro mercato. Il valore di iscrizione viene sistematicamente ammortizzato in un periodo di cinque anni.
Le concessioni, marchi e diritti simili sono ammortizzati in relazione alla loro residua possibilità di utilizzo, stimata in un periodo di dieci-venti anni per i marchi, di quattro anni per i diritti di utilizzo delle opere di ingegno e di dieci anni per i brevetti.
Le differenze di consolidamento sono ammortizzate sistematicamente in un periodo di dieci anni in alcuni casi e in altri di venti anni, in funzione della ragionevole utilità futura ed in base alle prospettive di Gruppo di impiego economico, stimate con riferimento alle caratteristiche del settore in cui operano le partecipate.

L'iscrizione dei valori è avvenuta, ove prevista, con il consenso del collegio sindacale. Si rammenta che, ai sensi dell'art. 2426 del c.c., fintanto che l'ammortamento dei costi di impianto e ampliamento, di ricerca, di sviluppo e pubblicità aventi durata pluriennale non risulti completato possono essere distribuiti dividendi solo se residuano riserve disponibili sufficienti a coprire l'ammontare residuo dei costi capitalizzati.

**b- Immobilizzazioni materiali**

Le Immobilizzazioni materiali sono iscritte al costo di acquisto o di produzione, comprensivo degli oneri accessori di diretta imputazione, aumentato per alcune categorie di beni delle rivalutazioni monetarie effettuate ai sensi delle Leggi n. 576/75, n.72/83 e n. 413/91 (e di allocazioni di valore emerse in sede di fusione e di consolidamento). Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni.

Le immobilizzazioni materiali sono iscritte al netto degli ammortamenti che sono calcolati sistematicamente in ogni esercizio in relazione alla residua possibilità di utilizzazione dei beni. Le immobilizzazioni entrate in funzione durante l'esercizio sono ammortizzate con l'aliquota ridotta della metà per tenere conto del minor utilizzo.

Le aliquote applicate sono state le seguenti:

| | |
|---|---|
| Fabbricati industriali | 3,0% |
| Costruzioni leggere | 10,0% |
| Impianti generici/specifici | 10,0-15,5% |
| Forni | 15% |
| Attrezzatura varia | 25,0% |
| Impianti di depurazione | 15,0% |
| Mobili e macchine ufficio | 12,0% |
| Macchine elettromeccaniche | 20,0% |
| Laboratorio chimico | 25% |
| Discariche | 15% |
| Autoveicoli da trasporto | 20,0% |
| Autovetture | 25,0% |

Tali coefficienti sono ritenuti rappresentativi del normale periodo di deperimento e consumo degli impianti dello specifico settore produttivo in cui operano le società del Gruppo.

I costi di manutenzione ordinaria sono addebitati integralmente a conto economico, mentre quelli aventi natura incrementativa della vita utile dei beni cui si riferiscono sono attribuiti ai cespiti stessi e ammortizzati in relazione alle residue possibilità di utilizzo.

I beni di investimento acquistati mediante contratti di leasing finanziario sono contabilizzati secondo quanto previsto dal Principio Contabile Internazionale di riferimento (IAS n. 17), che prevede l'iscrizione tra le immobilizzazioni del valore normale del bene, ammortizzato in base alle aliquote applicabili ai rispettivi beni con contestuale rilevazione tra le passività del corrispondente debito finanziario verso le società locatrici. A Conto Economico vengono contabilizzate le quote di ammortamento sui beni e gli interessi di competenza.

**c- Immobilizzazioni finanziarie**

Le partecipazioni in società collegate e controllate escluse dall'area di consolidamento sono valutate con il metodo del patrimonio netto, mentre le partecipazioni in altre società sono valutate con il metodo del costo di acquisto,

rettificato nei casi in cui le partecipate abbiano subito perdite di valore ritenute durevoli; il valore originario è ripristinato negli esercizi successivi ove vengano meno i motivi della svalutazione effettuata.
I crediti finanziari sono iscritti al loro valore di presumibile realizzo.
Gli altri titoli immobilizzati sono iscritti al costo svalutato in presenza di perdite durevoli di valore.

**d- Rimanenze di magazzino**
Le rimanenze sono valutate al minore tra il costo di acquisto o produzione, determinato applicando il criterio del costo medio ponderato, ed il valore di realizzo desunto dall'andamento di mercato. Il costo di produzione è stato utilizzato per i prodotti finiti e semilavorati; nella valutazione dei prodotti in corso di lavorazione si è tenuto conto del costo di produzione in funzione delle effettive fasi di lavorazione raggiunte a fine esercizio. Le rimanenze obsolete o a lento rigiro sono svalutate in relazione alla loro presunta possibilità di utilizzo futuro, mediante l'iscrizione di un apposito fondo rettificativo del valore delle rimanenze.

**e- Crediti e debiti**
I crediti sono iscritti in bilancio al presunto valore di realizzo mediante lo stanziamento di congrui fondi di svalutazione, determinati adottando criteri di prudenza.
I debiti sono espressi al valore nominale.

**f- Attività finanziarie che non costituiscono immobilizzazioni**
Sono iscritte in bilancio al minore tra il costo di acquisto ed il valore di realizzazione desumibile dall'andamento del mercato. Se negli esercizi successivi vengono meno le motivazioni della svalutazione, il costo originario viene ripristinato.

**g- Ratei e risconti**
Sono iscritti in tale voce quote di costi e proventi comuni a due o più esercizi, la cui entità varia in ragione del tempo, in applicazione del principio della competenza economica e temporale.

**h- Disponibilità liquide**
Sono valutate al valore nominale.

**i- Fondi per rischi e oneri**
Sono stanziati in bilancio fondi specifici al fine di coprire oneri di natura determinata, di esistenza certa o probabile, dei quali alla chiusura dell'esercizio non sono determinabili l'ammontare o la data di sopravvenienza; gli stanziamenti riflettono la migliore stima possibile sulla base delle informazioni disponibili.
**l- Trattamento di fine rapporto di lavoro subordinato**
Il trattamento fine rapporto è iscritto in conformità alle leggi e ai contratti di lavoro in vigore e riflette la passività maturata nei confronti di tutti i dipendenti alla data di bilancio.

**m- Costi e ricavi**
Sono iscritti in bilancio secondo il principio della prudenza e della competenza economica.
I ricavi sono indicati al netto dei resi, degli sconti, degli abbuoni e dei premi, nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. I ricavi per la vendita dei prodotti sono riconosciuti al momento del passaggio di proprietà che, generalmente, coincide con la spedizione dei beni.
I costi sono imputati al bilancio secondo criteri analoghi a quelli di riconoscimento dei ricavi.

**n- Differenze cambio originate da operazioni in valuta estera e criteri di conversione delle poste in valuta**
Le operazioni effettuate in valuta estera vengono contabilizzate ai cambi contabili del momento in cui vengono poste in essere e le differenze cambio originatesi nel periodo vengono imputate al conto economico tra gli oneri e proventi finanziari.
I debiti e crediti in essere alla chiusura dell'esercizio e i contratti derivati di copertura sono adeguati ai cambi in vigore alla data di bilancio solo se dall'adeguamento complessivo scaturisce una perdita, mediante l'accantonamento al fondo rischi cambi così come consentito dalle norme di legge.

**o- Strumenti finanziari**
Gli strumenti finanziari utilizzati per operazioni di copertura del rischio di cambio sono valutati in modo coerente con le attività e passività coperte. In particolare, relativamente alle operazioni di copertura delle attività e passività non denominate in Lire, gli oneri e proventi, nonché gli eventuali effetti, corrispondenti alla differenza tra il valore contrattuale originario ed il valore a termine sono rilevati per competenza.

**p- Imposte sul reddito**
Sono determinate in relazione al reddito imponibile ed in conformità alle disposizioni vigenti nei singoli paesi. E' inoltre contabilizzato il saldo netto tra le imposte anticipate e differite sulla base di quanto previsto dal documento n. 25 emesso dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri in materia di trattamento contabile delle imposte sui redditi; sono state quindi stanziate le imposte anticipate (differite) secondo il metodo della passività fiscale per recepire gli effetti fiscali su alcune rettifiche di consolidamento e su tutte le differenze temporanee emergenti fra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali, applicando l'aliquota fiscale attualmente vigente. Il beneficio delle perdite fiscali riportabili a nuovo è contabilizzato nei limiti in cui si ritenga probabile conseguire in futuro imponibili fiscali sufficienti ad assorbire le perdite riportabili durante il periodo nel quale le stesse sono deducibili secondo la normativa tributaria vigente.
Sono stanziate le imposte differite sugli utili indivisi delle società controllate qualora sia probabile la loro distribuzione e qualora le partecipazioni non siano mantenute in via permanente.

**q- Conti d'ordine**
Gli impegni e le garanzie sono indicati nei conti d'ordine al loro valore contrattuale.

## COMMENTI ALLE PRINCIPALI VOCI DELLO STATO PATRIMONIALE E DEL CONTO ECONOMICO.

L'area di consolidamento del bilancio consolidato al 31 dicembre 2000 è variata significativamente rispetto all'esercizio precedente, per effetto delle acquisizioni effettuate a fine dicembre 2000. Conseguentemente per alcune voci il confronto con il 1999 potrebbe non essere omogeneo. A tal fine è riportata di seguito una tabella che evidenzia la variazione delle principali voci dello stato patrimoniale rispetto al 1999 calcolate considerando un'area di consolidamento omogenea (*).

| | 2000 Totale Consolidato | Effetto acquisizioni | Consolidato senza acquisizioni (*) A | 1999 B | Differenza (A-B) |
|---|---|---|---|---|---|
| Crediti v/soci per versamenti | 0 | 0 | 0 | 25.000 | (25.000) |
| Immobilizzazioni immateriali (**) | 748.467 | 551.057 | 197.410 | 209.537 | (12.127) |
| Immobilizzazioni materiali | 344.097 | 85.712 | 258.385 | 267.287 | (8.902) |
| Immobilizzazioni finanziarie | 22.679 | 5.551 | 17.128 | 43.598 | (26.470) |
| Totale immobilizzazioni | 1.115.243 | 642.320 | 472.923 | 520.422 | (47.499) |
| Rimanenze | 370.539 | 71.470 | 299.069 | 227.605 | 71.464 |
| Crediti v/clienti | 615.735 | 107.175 | 508.560 | 497.337 | 11.223 |
| Crediti v/collegate - controllate - controllanti | 30.942 | 0 | 30.942 | 4.015 | 26.927 |
| Crediti v/altri | 115.129 | 31.048 | 84.081 | 95.507 | (11.426) |
| Altre att. Non imm./liquidità | 130.980 | 24.995 | 105.985 | 145.815 | (39.830) |
| Totale attivo circolante | 1.263.325 | 234.688 | 1.028.637 | 970.279 | 58.358 |
| Ratei e risconti attivi | 23.637 | 571 | 23.066 | 4.337 | 18.729 |
| | | | | | |
| Totale attivo | 2.402.205 | 877.579 | 1.524.626 | 1.520.038 | 4.588 |
| | | | | | |
| Patrimonio Netto | 469.429 | 0 | 469.429 | 486.148 | (16.719) |
| | | | | | |
| Fondi rischi e oneri | 21.852 | 4.832 | 17.020 | 15.726 | 1.294 |
| Fondo TFR | 37.526 | 11.130 | 26.396 | 24.302 | 2.094 |
| | | | | | |
| Obbligazioni | 290.440 | 0 | 290.440 | 92.711 | 197.729 |
| Banche passive | 533.006 | 128.901 | 404.105 | 397.107 | 6.998 |
| Altri finanziatori | 26.437 | 18.348 | 8.089 | 23.572 | (15.483) |
| Debiti v/fornitori | 357.814 | 95.797 | 262.017 | 258.132 | 3.885 |
| Acconti/altri debiti | 220.234 | 26.054 | 194.180 | 62.027 | 132.153 |
| Debiti v/controllate - collegate - controllanti | 417.092 | 0 | 417.092 | 153.818 | 263.274 |
| Totale debiti | 1.845.023 | 269.100 | 1.575.923 | 987.367 | 588.556 |
| Ratei e risconti passivi | 28.375 | 2.050 | 26.325 | 6.495 | 19.830 |
| | | | | | |
| Totale passivo | 2.402.205 | 287.112 | 2.115.093 | 1.520.038 | 595.055 |
| | | | | | |
| Effetto patrimoniale netto per Var. area di consolidamento | | 590.467 | (590.467) | 0 | (590.467) |

(*) Per acquisizioni si intende l'acquisto di partecipazioni effettuato il 28.12.00; gli effetti della tabella sopra riportata includono anche l'allocazione della differenza di consolidamento.
(**) nella colonna "effetti acquisizioni" l'importo relativo alla voce Immobilizzazioni immateriali include le differenze di consolidamento relative agli acquisti di partecipazioni per circa Lire 545 miliardi.

### A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI

Durante il 2000 è stato interamente incassato il credito verso i soci di Lire 25 miliardi per l'aumento di capitale sociale sottoscritto a dicembre 1999.

### B) IMMOBILIZZAZIONI

Le voci delle immobilizzazioni immateriali "marchi" e delle immobilizzazioni materiali "grandi impianti" e "impianti generici/specifici" includono alcune rivalutazioni effettuate dalla Capogruppo in precedenti esercizi conseguenti l'allocazione del disavanzo di fusione non riconosciuto ai fini fiscali.

Si evidenzia che al 31 dicembre 2000 la Capogruppo , in applicazione dell'Art. 14 della L. 342/2000, ha inteso effettuare il riallineamento dei valori riconosciuti fiscalmente dei beni sottoelencati e posseduti al 31 dicembre 1999 rispetto ai maggiori valori civilistici esposti in bilancio.
Tale riallineamento ha comportato il pagamento di un imposta sostitutiva del 19% sull'ammontare della differenza tra i due valori. Nel prospetto che segue si riporta il dettaglio delle voci interessate dal riallinemento e la conseguente imposta sostitutiva che sono così dettagliati:

| | Differenza tra valori civili e fiscali | Imposta sostitutiva |
|---|---|---|
| - marchi | 190,7 | 36,2 |
| - grandi impianti | 15,9 | 3,0 |
| - impianti generici/specifici | 25,4 | 4,8 |
| | 232,0 | 44,0 |

Detta imposta sostitutiva, sulla base di un'interpretazione sistematica e coordinata delle norme di legge e delle relative disposizioni di attuazione, è stata contabilizzata direttamente in diminuzione della voce di patrimonio netto "riserve straordinarie".
Inoltre, come previsto dalla normativa per l'importo del riallineamento, è stato posto un vincolo fiscale alle voci di patrimonio netto della capogruppo "riserve straordinarie" per Lire 34 miliardi, alla voce di bilancio "riserva legale" per Lire 4,5 miliardi ed alla voce "capitale sociale" per Lire 193,5 miliardi per un importo complessivo di lire 232 miliardi pari al riallineamento.
Un dettaglio delle rivalutazioni effettuate è riportato nell'allegato n° 4 della presente nota.

I - IMMOBILIZZAZIONI IMMATERIALI
Il dettaglio è il seguente:

| (In milioni di lire) | 31.12.1999 Lordo | Netto | 31.12.2000 Lordo | Netto | 1999/2000 su valori netti |
|---|---|---|---|---|---|
| Costi d'impianto e di ampliamento | 6.468 | 237 | 8.532 | 637 | 400 |
| Costi di ricerca, sviluppo e pubblicità | 5.610 | 992 | 6.147 | 698 | (294) |
| Diritti di brevetto | 26.552 | 4.423 | 33.980 | 6.659 | 2.236 |
| Licenze, marchi e diritti simili | 238.832 | 192.214 | 257.977 | 191.075 | (1.139) |
| Differenza di consolidamento | 15.536 | 10.658 | 560.679 | 545.344 | 534.686 |
| Altre voci | 6.448 | 1.013 | 11.699 | 4.054 | 3.041 |
| Totale | 299.445 | 209.537 | 879.014 | 748.467 | 538.930 |

L'incremento di Lire 538,9 miliardi rispetto al 1999 è dovuto principalmente agli effetti dell'entrata nell'area di consolidamento delle società acquisite a fine dicembre 2000 e della Sile Corpi Scaldanti, acquisita a febbraio 2000, che hanno determinato un maggior valore delle attività immateriali per circa Lire 551,5 miliardi (soprattutto differenza di consolidamento e marchi) e alla contabilizzazione di ammortamenti per l'importo di circa Lire 18,8 miliardi.

La variazione della voce "differenza di consolidamento" di Lire 534,6 miliardi è dovuta, oltre che agli ammortamenti calcolati per Lire 1,9 miliardi, al consolidamento delle acquisizioni (la differenza è stata determinata come confronto tra il prezzo pagato rispetto al patrimonio netto alla data del 31 dicembre 2000); tale differenza, che è stata allocata temporaneamente alla voce "Differenza di Consolidamento" in attesa dell'allocazione, ove possibile, alle singole voci dell'attivo e del passivo sulla base di perizie che saranno predisposte da esperti

indipendenti, non è stata ammortizzata in quanto, come sopra menzionato, le acquisizioni sono state effettuate a fine dicembre 2000. L'ammortamento verrà contabilizzato a partire dall'esercizio 2001, momento in cui le società concorreranno alla formazione dei risultati di Gruppo.

La ripartizione che segue è finalizzata a dare conto delle differenze formatesi per effetto dell'acquisizione (prezzo meno patrimonio netto) e di quelle già presenti nei bilanci delle società acquisite; il dettaglio è il seguente:

| (in miliardi di lire) | Differenza di consolidamento |
|---|---|
| | |
| Società acquisite direttamente: | |
| - Climaveneta | 265,2 |
| - Ergoklima (30%) | 36,1 |
| - Micromax | 11,0 |
| - DL Radiators | 88,3 |
| - Divisione Cucine | 42,2 |
| | 442,8 |
| Sile Corpi Scaldanti | 3,3 |
| | |
| Società controllate indirettamente: | |
| - Elba | 35,2 |
| - Radel | 99,3 |
| - Ergoklima (70%) | (41,7) |
| - Clima D. | 0,7 |
| | 539,6 |
| Rettifiche di consolidamento | (3) |
| | 536,6 |

La diminuzione della voce "costi di ricerca, di sviluppo e pubblicità" è la risultante delle quote di ammortamento calcolate nell'esercizio e della capitalizzazione dei costi di sviluppo del progetto "nuovo Microonde Vocale".
La voce "Licenze, marchi e diritti simili" include principalmente i marchi iscritti in seguito all'allocazione del disavanzo derivante dalla fusione avvenuta nel 1995 relativi al marchio aziendale e ad altri marchi registrati del gruppo per importi marginali (quali "Pinguino", "Sfornatutto", "Friggimeglio, "Stiromeglio", ecc.).

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2000 nelle principali voci delle immobilizzazioni immateriali:

| (in milioni di lire) | Spese di impianto e ampliamento | Costi di ricerca e Sviluppo | Diritti di brevetto | Licenze, marchi e diritti simili | Diff. di consolidam | Altre | Totale |
|---|---|---|---|---|---|---|---|
| Saldo iniziale netto | 237 | 992 | 4.423 | 192.214 | 10.658 | 1.013 | 209.537 |
| Variaz.area di consolid. | 67 | - | 2.274 | 11.417 | 536.570 | 1.196 | 551.524 |
| Incrementi | 459 | 254 | 2.343 | - | - | 3.409 | 6.465 |
| Decrementi | 0 | - | - | (9) | - | (485) | (494) |
| Ammort.ti | (126) | (569) | (2.391) | (12.671) | (1.884) | (1.200) | (18.841) |
| Differenze convers. e altri movim. | - | 21 | 10 | 124 | 0 | 121 | 276 |
| Saldo finale netto | 637 | 698 | 6.659 | 191.075 | 545.344 | 4.054 | 748.467 |

## II- IMMOBILIZZAZIONI MATERIALI

Le immobilizzazioni materiali sono così dettagliate:

| (in milioni di lire) | 31.12.1999 Lordo | Netto | 31.12.2000 Lordo | Netto | 1999/2000 su valori netti |
|---|---|---|---|---|---|
| Terreni e fabbricati | 194.582 | 148.965 | 238.656 | 176.387 | 27.422 |
| Impianti e macchinari | 221.090 | 75.335 | 367.561 | 113.743 | 38.408 |
| Attrezzature industriali | 126.983 | 32.264 | 174.543 | 40.217 | 7.953 |
| Altre | 38.746 | 10.037 | 42.025 | 11.302 | 1.265 |
| Immobilizzazioni e acconti | 686 | 686 | 2.448 | 2.448 | 1.762 |
| Totale | 582.087 | 267.287 | 825.233 | 344.097 | 76.810 |

L'incremento di Lire 76,8 miliardi è la risultante soprattutto della variazione dell'area di consolidamento per le società acquisite a fine dicembre 2000, che incidono per circa Lire 84 miliardi, di acquisti effettuati nell'esercizio per circa Lire 35 miliardi e delle quote di ammortamento calcolate nell'esercizio, per Lire 41 miliardi.

Si segnalano soprattutto gli incrementi riguardanti la voce 'attrezzature industriali', alimentata prevalentemente da stampi e attrezzature destinati alla produzione di nuovi prodotti, e la voce 'impianti e macchinari'.

La voce include beni acquisiti in locazione finanziaria, così dettagliati (valori al netto del fondo ammortamento):

| | 2000 | 1999 |
|---|---|---|
| Fabbricati | 8.035 | 8.163 |
| Impianti e Attrezzature | 20.324 | 4.929 |
| Altri beni | 279 | 595 |
| | 28.638 | 13.687 |

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2000 nelle principali voci delle immobilizzazioni materiali:

| (in milioni di lire) | Terreni e fabbricati | Impianti e macchinari | Attrezzature industriali e commerciali | Altri beni | Immobilizz. in corso e acconti | Totale |
|---|---|---|---|---|---|---|
| Saldo iniziale netto | 148.965 | 75.336 | 32.264 | 10.037 | 686 | 267.287 |
| Variazione area di consolidamento | 31.873 | 44.465 | 5.163 | 1.584 | 1.322 | 84.397 |
| Incrementi | 1.649 | 10.042 | 18.970 | 3.252 | 897 | 34.810 |
| Decrementi | (488) | 0 | (556) | (364) | (100) | (1.508) |
| Ammortamenti | (5.870) | (16.179) | (15.821) | (3.482) | - | (41.352) |
| Diff. di conversione e altri movimenti | 258 | 90 | 197 | 275 | (357) | 463 |
| Saldo finale netto | 176.387 | 113.743 | 40.217 | 11.302 | 2.448 | 344.097 |

III- IMMOBILIZZAZIONI FINANZIARIE

**1- Partecipazioni**

| | 2000 | 1999 |
|---|---|---|
| Partecipazioni in società controllate | 2.409 | 2.409 |
| Partecipazioni in società collegate | 11.629 | 11.577 |
| Altre imprese | 319 | 384 |
| **Totale** | 14.357 | 14.370 |

Il dettaglio delle partecipazioni non consolidate con il metodo integrale è il seguente:

| Attività finanziaria | Valore di carico | Quota del gruppo | Criterio di valutazione | Sede | Valu -ta | Capitale Sociale |
|---|---|---|---|---|---|---|
| | | | | | | |
| Società controllate: | | | | | | |
| Clim.Re Sa | 2.409 | 100,00 | Patr. Netto | Lussemburgo | Flux | 50.000.000 |
| | | | | | | |
| | | | | | | |
| Società collegate: | | | | | | |
| Omas S.r.l. | 2.027 | 40,00 | Patr. Netto | S.Vittorio di Gualtieri (RE) | Lit | 700.000.000 |
| Effegici S.r.l. | 144 | 25,00 | Patr. Netto | Gorgo al Monticano | Lit | 470.000.000 |
| Liguria Vita | 3.458 | 30,00 | Patr. Netto | Treviso | Lit | 12.000.000.000 |
| Partecipazione detenuta tramite Fiduciaria | 6.000 | | Patr. Netto | | Lit. | 300.000.000 |
| Totale collegate | 11.629 | | | | | |

La società controllata Clim.Re Sa, che svolge limitata attività di servizi assicurativi a favore di alcune società del Gruppo, è stata esclusa dal consolidamento integrale in quanto svolge attività eterogenea rispetto a quella del Gruppo ed è stata consolidata con il metodo del patrimonio netto, al pari delle altre società collegate.
La partecipazione detenuta tramite fiduciaria è relativa ad una società che produce prodotti finiti per conto del Gruppo; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs 127/91), di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o ad imprese del Gruppo.

**2- Crediti**
L'importo si riferisce, prevalentemente, al credito per l'anticipo dell'imposta sul Trattamento Fine Rapporto ed al credito verso una Società Fiduciaria per l'importo di Lire 5 miliardi, che è stato ceduto in data 9 aprile 2001 alla società controllante De'Longhi Soparfi al valore nominale.

## C) ATTIVO CIRCOLANTE

### I- RIMANENZE

La voce rimanenze di magazzino, esposta al netto del fondo svalutazione magazzino, è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Materie prime | 131.009 | 66.365 |
| Prodotti in corso di lavorazione | 41.234 | 24.224 |
| Prodotti finiti | 198.296 | 137.016 |
| **Totale** | 370.539 | 227.605 |

L'incremento delle rimanenze è dovuto al consolidamento delle società acquisite, che incide per circa Lire 71 miliardi, e agli effetti dell'andamento delle vendite dei prodotti relativi al condizionamento influenzate dal cattivo andamento della stagione climatica. L'importo delle rimanenze è rettificato da un fondo svalutazione magazzino di Lire 8,2 miliardi (Lire 11,5 miliardi per il 1999) per i prodotti e le materie prime che presentano bassa rotazione o obsolescenza e considerati non più strategici per il gruppo.

Rileviamo, inoltre, che la valutazione delle rimanenze di magazzino sulla base del costo corrente non evidenzierebbe differenze significative.

### II - CREDITI

Il saldo è così composto:

| | 2000 | 1999 |
|---|---|---|
| Verso clienti | 615.735 | 497.337 |
| Verso imprese controllate | 0 | 2.059 |
| Verso imprese collegate | 2.529 | 1.925 |
| Verso imprese controllanti | 28.413 | 31 |
| Verso altri | 115.129 | 95.507 |
| **Totale** | 761.806 | 596.859 |

I crediti con scadenza oltre 12 mesi ammontano a Lire 436 milioni verso clienti e a Lire 3,7 miliardi verso altri.

**1- Crediti verso clienti**

I crediti verso clienti sono esposti al netto di un fondo svalutazione crediti pari a Lire 11,4 miliardi che rappresenta la stima ragionevole del rischio prevedibile alla data di redazione del bilancio ed è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia.

I movimenti del fondo svalutazione crediti sono riepilogati nella tabella che segue:

| | 1999 | Incrementi | Decrementi | Diff. di conv. | 2000 |
|---|---|---|---|---|---|
| | | | | | |
| Fondo svalut. crediti | 23.325 | 8.607 | (20.515) | 11 | 11.428 |

L'incremento dei crediti verso la clientela deriva, principalmente, dalla variazione dell'area di consolidamento, il cui effetto è pari a circa Lire 107 miliardi; la variazione, considerando un'area di consolidamento omogenea con il 1999, evidenzia quindi un miglioramento nei termini di incasso considerando l'incremento del fatturato del 2000 rispetto al 1999.

**2- Crediti verso imprese controllate**
La voce include, nei valori relativi al 1999, il credito verso la società Italia Distribuidora de Elett. Ltda che è stata ceduta a terzi a fine dicembre 2000. Conseguentemente il credito che residua al 31 dicembre 2000 a Lire 0,7 miliardi è stato classificato nella voce Crediti verso terzi.

**3- Crediti verso imprese collegate**
L'importo è relativo ai crediti commerciali nei confronti della società collegata Omas S.r.l.

**4- Crediti verso imprese controllanti**
Il dettaglio dei crediti verso imprese controllanti è il seguente:

| | 2000 | 1999 |
|---|---|---|
| De' Longhi Soparfi | 28.370 | 0 |
| De' Longhi Holding | 43 | 31 |
| Totale | 28.413 | 31 |

Il credito verso la società controllante De' Longhi Soparfi ha natura finanziaria ed è relativo all'alienazione di partecipazioni effettuata dalle società controllate Ergoklima S.p.a. e Micromax S.p.a. perfezionatesi a fine dicembre 2000. Tale credito è stato interamente incassato a gennaio 2001.

**5- Crediti verso altri**
Il dettaglio della voce crediti verso altri include:

| | 2000 | 1999 |
|---|---|---|
| Crediti verso Erario | 57.097 | 35.592 |
| Anticipi a fornitori | 3.443 | 5.792 |
| Crediti per imposte anticipate | 36.279 | 35.100 |
| Anticipi al personale | 123 | 263 |
| Altri crediti | 14.438 | 18.601 |
| **Totale crediti verso altri** | 111.380 | 95.348 |
| Crediti oltre 12 mesi | 3.749 | 159 |
| **Totale crediti verso altri** | 115.129 | 95.507 |

La voce "Crediti verso Erario" include crediti di Imposta per Lire 6 miliardi e per IVA per Lire 51 miliardi; la variazione rispetto al 1999 è da attribuire principalmente all'aumento del credito per Iva per effetto di maggiori vendite all'esportazione da parte di alcune società del Gruppo che non hanno potuto avvalersi totalmente della possibilità di acquistare beni e servizi in regime di non imponibilità, come previsto dalla normativa vigente.
La voce "Crediti per imposte anticipate" è riferita all'iscrizione delle imposte anticipate calcolate sulle differenze temporanee emergenti tra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali ed inoltre alle imposte anticipate derivanti da perdite riportabili ai fini fiscali.

Il saldo patrimoniale per imposte anticipate al 31 dicembre 2000 è così dettagliato:

| | 2000 | 1999 |
|---|---|---|
| - differenze temporanee (fondi tassati, etc.) | 20.347 | 25.904 |
| - rettifiche di consolidamento | 15.932 | 9.196 |
| Totale | 36.279 | 35.100 |

La voce "Altri crediti" include il credito verso la società "Cogef S.p.A. in liquidazione" per un valore netto di Lire 6,7 miliardi; tale credito è stato ceduto, in data 30 marzo 2001, a terzi pro soluto al medesimo valore contabile di Lire 6,7 miliardi.

La voce "Crediti oltre 12 mesi" include i depositi cauzionali e i crediti v/Erario per imposte a rimborso. L'aumento rispetto all'esercizio precedente è determinato dal credito della Capogruppo verso l'Erario per il rimborso di imposta di registro.

III- ATTIVITÀ FINANZIARIE CHE NON COSTITUISCONO IMMOBILIZZAZIONI
La voce è composta da titoli obbligazionari e di debito pubblico e partecipazioni azionarie, acquistati per impiego di eccedenze di liquidità.

IV- DISPONIBILITÀ LIQUIDE
La voce è costituita da eccedenze nei c/c di corrispondenza intrattenuti con gli Istituti di Credito e include significativi incassi da clienti ricevuti a fine anno.

**D) RATEI E RISCONTI**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Ratei attivi: | | |
| Interessi attivi su operazioni di copertura | 17.263 | 1.900 |
| Altri proventi finanziari | 2.049 | 194 |
| Totale | 19.312 | 2.094 |
| Risconti attivi: | | |
| Costi pubblicità e assicurazione | 1.217 | 819 |
| Oneri finanziari | 1.798 | 0 |
| Altre spese generali | 1.310 | 1.424 |
| Totale | 4.325 | 2.243 |
| **Totale ratei e risconti** | **23.637** | **4.337** |

L'incremento di Lire 19,3 miliardi della voce ratei e risconti attivi è dovuto prevalentemente alla quota di competenza dell'esercizio dei proventi da operazioni di copertura.

## COMMENTI ALLE PRINCIPALI VOCI DEL PASSIVO

### A) PATRIMONIO NETTO

La movimentazione delle voci componenti il patrimonio netto viene fornita in allegato; di seguito vengono commentate le principali voci e le variazioni.
Ai fini dell'attribuzione del credito d'imposta, di cui all'art. 105 del Dpr 917/86, per quanto riguarda la Capogruppo, l'ammontare complessivo delle imposte di cui al canestro "A" (articolo 105, comma 1, lettera a) è pari a Lire 33,7 miliardi mentre quello di cui al canestro "B" (articolo 105, comma 1, lettera b) è pari a Lire 80,5 miliardi.

### I- CAPITALE SOCIALE

Il Capitale Sociale è diviso in n. 400.000.000 di azioni ordinarie del valore nominale di Lire 1.000 cadauna, per complessivi Lire 400 miliardi di capitale. Le azioni sono nominative e indivisibili. Ad ogni azione spetta il diritto di un voto nella assemblea dei soci.

### IV- RISERVA LEGALE

Al 31 dicembre 1999 tale voce risultava pari a Lire 1,8 miliardi. L'incremento pari a Lire 2,7 miliardi rispetto al 1999 è dovuto alla destinazione dell'utile d'esercizio 1999 come da delibera dell'Assemblea degli azionisti del 29 giugno 2000.

### VII - ALTRE RISERVE

**Riserva straordinaria**

La riserva straordinaria ammonta a Lire 34,2 miliardi; l'incremento di Lire 8,1 miliardi rispetto al 31 dicembre 1999 è la risultante di:

- destinazione dell'utile dell'esercizio 1999 della Capogruppo per Lire 52,1 miliardi;
- utilizzo per la contabilizzazione dell'imposta sostitutiva per il riallineamento dei valori fiscali della Capogruppo per Lire 44 miliardi nell'ambito dell'operazione di riallineamento dei valori fiscali a quelli contabili descritta nel paragrafo relativo alle immobilizzazioni.

### VIII- Utili (perdite) portati a nuovo

La voce include gli utili riportati delle società consolidate e gli effetti delle rettifiche di adeguamento dei principi contabili e di consolidamento.

### X- Patrimonio Netto di terzi

Il patrimonio netto di terzi è pari a Lire 637 milioni. Le quote di partecipazioni detenute da terzi e il relativo valore di patrimonio netto e di risultato d'esercizio sono riepilogate di seguito:

| Società | % di minoranza | Patrimonio netto | Risultato es. |
|---|---|---|---|
| | | | |
| Ariagel S.p.A. | 10% | 343 | 66 |
| E-Services S.r.l. | 49% | 132 | 84 |
| La Supercalor S.p.A. | 5% | 90 | 8 |
| Sile Corpi Scaldanti Srl | 8,30% | 153 | 46 |
| Altre minori | | (81) | 0 |
| | | | |
| TOTALI | | 637 | 204 |

Il prospetto di raccordo tra il patrimonio netto e risultato d'esercizio della Capogruppo De' Longhi S.p.A. ed il patrimonio netto ed il risultato d'esercizio consolidati è riepilogato di seguito:

| | Patrimonio Netto | Patrimonio Netto | Utile d'esercizio | Utile d'esercizio |
|---|---|---|---|---|
| | 2000 | 1999 | 2000 | 1999 |
| Bilancio d'esercizio della Capogruppo | 473.273 | 482.881 | 34.467 | 54.891 |
| Diff. Tra PN partecipate e valore di carico delle partecipazioni, risultati di periodo delle società consolidate, movimenti dell'area consolidamento e storno dividendi | (67) | 14.968 | 5.611 | 601 |
| Eliminazione profitti intergruppo | (56.833) | (41.893) | (21.242) | (9.139) |
| Eliminazione poste di natura fiscale | 31.474 | 7.742 | 15.062 | (3.797) |
| Altre rettifiche | 20.945 | 21.589 | (5.918) | 6.569 |
| PN di pertinenza del gruppo | 468.792 | 485.487 | 27.980 | 49.125 |
| Quota di pertinenza terzi | 637 | 661 | 204 | 1 |
| Bilancio consolidato | 469.429 | 486.148 | 28.184 | 49.126 |

B) FONDI PER RISCHI E ONERI

**1- Fondi di trattamento quiescenza agenti e obblighi simili**

La voce include il fondo indennità supplettiva di clientela che accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento delle indennità di fine rapporto che, al ricorrere delle condizioni di cui all'art. 1751 c.c., così come applicato dagli Accordi Economici collettivi in vigore, debbono essere corrisposte agli agenti.

Il movimento del fondo è stato il seguente:

| | 1999 | Utilizzo | Acc.to | Var. area consolid. | 2000 |
|---|---|---|---|---|---|
| Fondo ind. suppl. di clientela | 5.341 | (822) | 866 | 1.020 | 6.405 |

**3- Altri fondi**

Il dettaglio è il seguente:

| | 1999 | Utilizzo | Acc.to | Diff. di conv. | Var. area consolid. | 2000 |
|---|---|---|---|---|---|---|
| Fondo garanzia prodotti | 2.259 | (565) | 634 | (5) | 62 | 2.385 |
| Fondo concorsi a premi | 114 | (114) | 0 | 0 | | 0 |
| Fondo oscillazione cambi | 3 | (393) | | | 390 | 0 |
| Fondo reintegro beni terzi | 32 | (32) | | | | 0 |
| Fondo resi | 1.386 | (451) | 396 | (19) | | 1.312 |
| Fondo rischi futuri | 5.000 | (2.546) | 6.446 | | 1.550 | 10.450 |
| Altri fondi | 1.591 | (1.746) | 820 | (213) | 848 | 1.300 |
| Totale | 10.385 | (5.847) | 8.296 | (237) | 2.850 | 15.447 |

Il fondo garanzia prodotti è stato stanziato, per alcune società consolidate, sulla base di una stima prudenziale dei costi stimati per interventi in garanzia per le vendite effettuate al 31 dicembre 2000.

Il fondo "rischi futuri" è relativo a rischi di varia natura che potrebbero determinare l'emergere di passività potenziali; in particolare gli accantonamenti prudenziali effettuati dalla Capogruppo sono relativi, per l'importo di Lire 5 miliardi, al rischio di passività che potrebbero sorgere in seguito ad alcuni contenziosi esistenti sul

mercato americano (limitatamente alla franchigia assicurativa a nostro carico). Esistono inoltre alcuni contenziosi con terzi, per alcuni dei quali gli importi richiesti sono rilevanti; a tale riguardo si precisa che, supportati da autorevoli e diversi pareri, si ritiene che non sussistano i requisiti di un ragionevole rischio che l'evento si verifichi e che possa quindi influenzare materialmente la situazione patrimoniale del Gruppo. Gli accantonamenti effettuati prudenzialmente intendono piuttosto coprire le eventuali spese legali che si manifesteranno relativamente a questi contenziosi.

Il fondo rischi futuri include, inoltre, accantonamenti prudenziali effettuati dalle società controllate Simac-Vetrella S.p.a. e Elba S.p.a. per il rischio di passività derivanti da procedimenti di contenzioso in corso con l'Amministrazione Finanziaria e con terzi. A tale riguardo si ritiene che, anche sulla base dei pareri ricevuti, da tali procedimenti non dovrebbero emergere oneri significativi in futuro e comunque superiori a quanto già accantonato prudenzialmente.

La Capogruppo e una società collegata, l'Elba S.p.a., hanno ricevuto in esercizi precedenti verbali di constatazione da parte di Autorità fiscali; allo stato attuale delle conoscenze non sussistono i presupposti per dover effettuare alcun accantonamento a fronte di passività fiscali.

**C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO**

La movimentazione intervenuta nell'esercizio, suddivisa per categoria, è così riassunta.

| | Dirigenti | Impiegati | Operai | Totale |
|---|---|---|---|---|
| | | | | |
| Saldo iniziale 01.01.00 | 2.896 | 7.610 | 13.796 | 24.302 |
| Accantonamento | 645 | 2.344 | 4.112 | 7.101 |
| Indennità liquidate | (339) | (1.275) | (3.398) | (5.012) |
| Var. area consolid. | 234 | 3.154 | 7.747 | 11.135 |
| | | | | |
| Saldo Finale 31.12.00 | 3.436 | 11.833 | 22.257 | 37.526 |

**D)- DEBITI**

Si evidenziano di seguito le variazioni intervenute nelle singole voci di bilancio.

**1- Obbligazioni**

L'importo iscritto in bilancio si riferisce al prestito obbligazionario quotato alla borsa del Lussemburgo emesso dalla controllata De' Longhi Pinguino SA, ad aprile 2000 per un importo di Euro 150 milioni, scadente nel 2003 che matura interessi con cedola annuale del 5,625%. Tale prestito non è coperto da garanzie.

Nel corso del 2000 sono stati interamente rimborsati i prestiti obbligazionari verso la Controllante per un totale di Lire 92,7 miliardi.

**2- Debiti verso banche**

La voce debiti verso banche è così analizzata:

| | Entro un anno | Da uno a cinque | Oltre cinque | Saldo 31/12/00 | Saldo 31/12/99 |
|---|---|---|---|---|---|
| | | | | | |
| Conti correnti | 13.471 | | | 13.471 | 27.744 |
| Finanziamenti B/T in lire o valuta | 173.775 | | | 173.775 | 61.060 |
| Finanziamenti su portafoglio effetti | 55.792 | | | 55.792 | 47.191 |
| Finanziamenti a lungo, quota a breve | 61.266 | | | 61.266 | 8.776 |
| **Totale debiti verso banche a breve** | **304.304** | | | **304.304** | **144.771** |
| Finanziamenti a lungo | | 189.098 | 39.604 | 228.702 | 252.336 |
| **Totale debiti verso banche** | **304.304** | **189.098** | **39.604** | **533.006** | **397.107** |

Una parte dei debiti verso banche, per l'importo di Lire 246 miliardi, è assistita da ipoteche su beni materiali per l'importo di Lire 475 miliardi.

Per una migliore comprensione delle variazioni intervenute nelle posizioni finanziarie del Gruppo si rimanda al prospetto riepilogativo riportato nella relazione sulla gestione ed al rendiconto finanziario.

**4- Debiti verso altri finanziatori**

L'importo è relativo, per Lire 26,4 miliardi, al debito per la contabilizzazione dei contratti di leasing con il metodo finanziario.

**5- Acconti**

Sono relativi ad acconti per fornitura e garanzia ricevuti da clienti.

**6- Debiti verso fornitori**

Il saldo rappresenta il debito del Gruppo nei confronti di terzi, per forniture di beni e servizi; l'aumento rispetto al 1999 di Lire 99,7 miliardi, è dovuto prevalentemente al consolidamento delle società acquisite a fine dicembre 2000.

**8- Debiti verso imprese controllate**

La voce è relativa al finanziamento concesso dalla controllata Clim.Re, società non consolidata con il metodo integrale.

**9- Debiti verso imprese collegate**

La voce riguarda i debiti commerciali verso la società Omas S.r.l.

**10- Debiti verso imprese controllanti**

L'importo si riferisce al debito residuo, non oneroso, per l'acquisizione delle partecipazioni effettuata a fine dicembre 2000 e precedentemente descritta.

**11- Debiti tributari**

Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Debito per Imposte dirette | 61.482 | 18.857 |
| Debito per Imposte indirette | 5.406 | 5.070 |
| Debito per sostituto d'Imposta | 6.539 | 5.254 |
| Debito per altre imposte | 879 | 624 |
| **Totale Debiti Tributari** | **74.306** | **29.805** |

La voce debiti tributari aumenta di Lire 44,5 miliardi rispetto al 1999 per l'effetto della più volte citata variazione dell'area di consolidamento delle società acquisite a fine dicembre 2000 e dell'incremento della voce debiti per imposte dirette. Tale voce include il debito per imposte correnti al netto degli acconti, dei crediti e delle ritenute e l'imposta sostitutiva di Lire 44 miliardi relativa all'operazione di riallineamento dei valori fiscali precedentemente descritta.

**12- Debiti verso Istituti di Previdenza**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| INPS | 7.952 | 4.939 |
| FASI- INPDAI | 491 | 288 |
| ENASARCO | 340 | 338 |
| INAIL | 264 | 56 |
| Altri Istituti | 840 | 1.737 |
| **Totale Debiti verso Ist. Previd.** | 9.887 | 7.358 |

**13- Altri debiti**
La voce è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Verso il personale | 28.332 | 18.719 |
| Terzi per acquisto partecipazioni | 91.586 | 0 |
| Altri | 10.597 | 3.603 |
| **Totale Altri Debiti** | 130.515 | 22.322 |

La voce 'Terzi per acquisto partecipazioni' si riferisce al debito residuo non oneroso per l'acquisizione della partecipazione in DL Radiators S.p.a. perfezionatasi a fine anno 2000 e descritta precedentemente.

## E) RATEI E RISCONTI PASSIVI

Il dettaglio è così specificato:

| Ratei passivi per: | 2000 | 1999 |
|---|---|---|
| Interessi passivi vs. Banche | 4.694 | 1.676 |
| Oneri per operazioni di copertura tassi | 6.939 | 561 |
| Interessi su Prestito obbligazionario | 11.056 | 0 |
| Altri ratei passivi | 828 | 1.078 |
| Totale Ratei Passivi | 23.517 | 3.315 |
| Totale Risconti Passivi | 4.858 | 3.180 |
| **Totale Ratei e Risconti passivi** | **28.375** | **6.495** |

L'incremento di Lire 21,9 miliardi rispetto al 1999 è dovuto alla quota di competenza degli interessi maturati sul Prestito Obbligazionario (Lire 11 miliardi) e agli oneri di copertura relativi alle operazioni in strumenti derivati.

**Strumenti finanziari di copertura e altri contratti derivati**
Il gruppo allo scopo di ridurre i rischi finanziari derivanti dalle oscillazioni dei rapporti di cambio e dei tassi di interesse derivanti da transazioni commerciali e operazioni finanziarie di rilevanza internazionale ha posto in essere contratti di copertura nei limiti definiti dalle esigenze della gestione caratteristica. Gli importi nominali delle operazioni in strumenti derivati (al netto delle eventuali operazioni che si compensano) in essere al 31 dicembre sono i seguenti:

Strumenti derivati in cambi:

| | |
|---|---|
| USD | 42.000.000 |
| GBP | 33.400.000 |
| JPY | 3.023.000.000 |

Gli strumenti utilizzati includono sia operazioni a termine che opzioni strutturate.

Strumenti derivati in tassi di interesse
La società utilizza strumenti derivati per la copertura del rischio di tasso, allo scopo di fissare anticipatamente un costo massimo (in termini di tasso interbancario) per una parte del proprio indebitamento finanziario. Le operazioni in essere coprono un orizzonte temporale che si estende fino a fine 2004, per importo nominale complessivo iniziale di EUR 207 milioni decrescente negli anni. Durante il suddetto arco temporale il tasso medio ponderato pagabile dalla società sulle operazioni di copertura va da un minimo del 4,25% ad un massimo del 5,9%.
In particolare, del totale citato di EUR 207 milioni, EUR 150 milioni sono da porsi in relazione all'emissione di un prestito obbligazionario emesso sull'Euromercato da De' Longhi Pinguino nell'aprile 2000.

La valorizzazione corrente (alla data del 31 marzo 2001) delle operazioni in derivati (in cambi e tassi) non evidenzia potenziali perdite per il Gruppo.

**CONTI D'ORDINE**
La composizione e il raffronto con l'esercizio precedente è la seguente.

| | 2000 | 1999 |
|---|---|---|
| Beni presso terzi | 2.408 | 0 |
| Garanzie personali a favore di terzi | 20.135 | 128.525 |
| Altri impegni | 1.711 | 49.042 |
| **Totale** | 24.254 | 177.567 |

Garanzie personali a favore di terzi
Si tratta di garanzie rilasciate principalmente a favore di terzi che nel 1999 includevano anche le società del Gruppo non consolidate. La riduzione di Lire 108,4 miliardi rispetto al 1999 è dovuta:

- Alla variazione dell'area di consolidamento conseguente l'acquisizione delle partecipazioni avvenuta a fine dicembre 2000.
- All'estinzione dell'impegno, relativo ad una garanzia prestata al Banco Ambrosiano Veneto di Lire 40 miliardi, a seguito dell'accordo sottoscritto con la controllante De' Longhi Soparfi S.a., che si è assunta tutte le obbligazioni relative alla predetta garanzia prestata.

Altri impegni

La riduzione di Lire 47,3 miliardi è dovuta a:

- Estinzione dell'impegno di lire 17,6 miliardi verso la società "Cogef S.p.A. in liquidazione" per effetto dell'accordo sottoscritto con la controllante De' Longhi Soparfi che, con convenzione del 28 dicembre 2000, si è assunta tutte le obbligazioni passive facenti capo a De' Longhi Spa, fornendo manleva da qualsiasi domanda che possa essere rivolta relativamente agli impegni verso il sistema bancario della società "Cogef S.p.A. in liquidazione".
- Estinzione dell'impegno verso la controllante De' Longhi Soparfi che ammontava a Lire 30 miliardi al 31.12.1999 per effetto del pagamento dell'indennizzo avvenuto nel corso del 2000 dell'importo di Lire 18,7 miliardi in quanto si sono verificate le condizioni previste nell'accordo sottoscritto nel 1997 (si rimanda al commento della voce Oneri straordinari per ulteriori informazioni).

## COMMENTI ALLE PRINCIPALI VOCI DEL CONTO ECONOMICO

### A) VALORE DELLA PRODUZIONE

**1- Ricavi delle vendite**
I ricavi delle vendite 2000 sono aumentati di Lire 87 miliardi, pari al 7,6%, che a perimetro di consolidamento omogeneo con il 1999 passerebbe ad un +17%.
I ricavi delle vendite e delle prestazioni, sono così analizzati:

**Ricavi per area geografica:**

| | 2000 | % | 1999 | % |
|---|---|---|---|---|
| Italia | 422.000 | 34,5 | 441.000 | 38,8 |
| Stati Uniti e Canada | 199.000 | 16,3 | 147.000 | 12,9 |
| Giappone | 103.000 | 8,4 | 67.000 | 5,9 |
| Gran Bretagna | 98.000 | 8,0 | 92.000 | 8,1 |
| Germania( *) | 66.000 | 5,4 | 42.000 | 3,7 |
| Altri Europa | 225.000 | 18,4 | 205.000 | 18,0 |
| Resto del Mondo | 93.951 | 7,7 | 70.044 | 6,2 |
| Totale | 1.206.951 | | 1.064.044 | |
| Germania (**) | 16.000 | 1,3 | 72.000 | 6,4 |
| Totale | 1.222.951 | 100,0 | 1.136.044 | 100,0 |

**Ricavi per linee prodotto:**

| | 2000 | % | 1999 | % |
|---|---|---|---|---|
| Cottura e preparazione cibi | 403.000 | 33,0 | 329.000 | 29,0 |
| Riscaldamento(*) | 299.000 | 24,4 | 228.000 | 20,1 |
| Condizionamento e trattamento aria | 320.000 | 26,1 | 298.000 | 26,2 |
| Pulizia casa e stiro | 134.000 | 11,0 | 133.000 | 11,7 |
| Altro | 39.951 | 3,3 | 35.044 | 3,1 |
| Totale | 1.195.951 | | 1.023.044 | |
| Riscaldamento (**) | 27.000 | 2,2 | 113.000 | 9,9 |
| Totale | 1.222.951 | 100,0 | 1.136.044 | 100,0 |

(*) non sono considerate le vendite De' Longhi Radiators srl
(**) Importi relativi alle vendite De'Longhi Radiators srl

**5- Altri ricavi**
La voce "Altri ricavi e proventi" è così composta:

| | 2000 | 1999 |
|---|---|---|
| Rimborsi trasporti | 9.080 | 9.680 |
| Diritti commerciali | 2.210 | 1.350 |
| Sopravvenienze attive | 6.063 | 2.638 |
| Rimborsi danni | 1.674 | 472 |
| Plusvalenze | 184 | 258 |
| Altri ricavi diversi | 7.862 | 8.133 |
| **Totale** | 27.073 | 22.531 |

## B) COSTI DELLA PRODUZIONE

**6- Per materie prime, suss. e di merci**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Acquisti materie prime | 96.885 | 66.411 |
| Acquisti componentistica | 324.799 | 273.322 |
| Acquisti prodotti finiti | 172.277 | 162.808 |
| Altri acquisti diversi | 31.672 | 18.539 |
| Totale | 625.633 | 521.080 |

**7- Per servizi**
La voce "servizi" è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Pubblicità | 64.127 | 58.561 |
| Lavorazioni esterne | 40.170 | 31.409 |
| Provvigioni | 27.954 | 29.436 |
| Trasporti | 53.497 | 42.577 |
| Assistenza tecnica | 14.613 | 9.811 |
| Spese viaggio e promozionali | 20.519 | 16.137 |
| Spese assicurative | 4.148 | 2.905 |
| Spese e contributi depositi e magazzino | 11.271 | 9.075 |
| Consulenze e altre spese notarili, legali | 11.932 | 9.986 |
| Forza motrice | 7.829 | 6.378 |
| Postelegrafoniche | 4.206 | 3.792 |
| Manutenzioni di terzi | 5.419 | 5.261 |
| Altri servizi diversi | 36.127 | 26.405 |
| Totale | 301.812 | 251.733 |

La voce altri servizi diversi include i compensi lordi corrisposti agli Amministratori della Capogruppo nell'esercizio 2000 per Lire 0,7 miliardi ed ai Sindaci per Lire 0,2 miliardi.

**9- Costi del personale**
La ripartizione numerica per categoria è riepilogata nella seguente tabella (Organico del gruppo al 31/12/00 e media 2000):

| | 31/12/00 | Media 2000 | 31/12/99 | Media 1999 |
|---|---|---|---|---|
| operai | 2.747 | 2.754 | 1.745 | 1.716 |
| impiegati | 1.057 | 1.058 | 817 | 821 |
| dirigenti | 56 | 55 | 33 | 35 |
| Totale | 3.860 | 3.867 | 2.595 | 2.572 |

I dati del 2000 includono il personale delle società acquisite a fine dicembre 2000. Considerando un'area di consolidamento omogenea con il 1999, la forza lavoro si è incrementata di 250 dipendenti.

**10- Ammortamenti e svalutazioni**
Gli ammortamenti sono stati pari a Lire 60,2 miliardi (Lire 61,8 miliardi nel 1999).

Le svalutazioni dei crediti compresi nell'attivo circolante per Lire 6,9 miliardi sono relative al prudenziale accantonamento al fondo svalutazione crediti commentato precedentemente nel paragrafo crediti verso clienti.

**12/13- Accantonamenti per rischi/altri accantonamenti**
Le voci includono prevalentemente gli accantonamenti al fondo rischi futuri, al fondo garanzia prodotti, al fondo indennità suppletiva clientela che sono stati commentati precedentemente nella sezione "Altri fondi".

**14- Oneri diversi della gestione**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Sopravvenienze passive | 1.635 | 1.371 |
| Imposte e tasse diverse | 2.433 | 2.544 |
| Perdite su crediti | 314 | 4.380 |
| Altri oneri diversi | 4.161 | 7.301 |
| **Totale** | 8.543 | 15.596 |

**C) PROVENTI E ONERI FINANZIARI**

**15-Proventi da partecipazioni**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Dividendi da altre partecipazioni | 90 | 92 |
| Altri proventi | 8.391 | 743 |
| **Totale proventi da partecipazioni** | 8.481 | 835 |

La voce "Altri proventi" è relativa prevalentemente al credito d'imposta per i dividendi erogati nel corso del 2000 da De' Longhi Radiators S.r.l. e alle plusvalenze realizzate nella vendita di alcune partecipazioni.

**16- Altri proventi finanziari**

| | 2000 | 1999 |
|---|---|---|
| a) da altri crediti iscritti nelle immobilizzazioni | 19 | 0 |
| c) da titoli iscritti nell'attivo circolante che non costituiscono immobilizzazioni | 3.097 | 2.812 |
| d) proventi diversi dai precedenti: | | |
| - da imprese controllate | 68 | 252 |
| - da imprese controllanti | 401 | 2.271 |
| - altri | 54.731 | 25.720 |
| **Totale altri proventi finanziari** | 58.316 | 31.055 |

I proventi relativi ai titoli iscritti nell'attivo circolante per l'importo di Lire 3,1 miliardi si riferiscono a plusvalenze realizzate nella vendita di titoli per 1,4 miliardi, a interessi su obbligazioni per 1,1 miliardi e a interessi su titoli di stato per 0,6 miliardi.

Gli altri proventi, per un totale di 54,7 miliardi, sono così dettagliati:

| | 2000 | 1999 |
|---|---|---|
| Utili su cambi e operazioni in derivati (*) | 46.242 | 23.432 |
| Interessi attivi bancari | 8.059 | 701 |
| Altri proventi | 430 | 1.587 |
| Totale | 54.731 | 25.720 |

17-Interessi ed oneri finanziari

| | 2000 | 1999 |
|---|---|---|
| a) da imprese controllate | (409) | (115) |
| c) da imprese controllanti | (6.641) | (13.042) |
| d) altri | (90.529) | (46.281) |
| **Totale interessi ed oneri finanziari** | **(97.579)** | **(59.438)** |

Il dettaglio degli altri interessi ed oneri finanziari, il cui totale è Lire 90,5 miliardi è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Interessi passivi bancari | 4.417 | 8.406 |
| Interessi passivi m/l termine | 23.341 | 11.718 |
| Interessi passivi altri finanziatori | 1.178 | 1.477 |
| Interessi passivi su P.O. | 11.056 | 477 |
| Oneri bancari | 2.283 | 1.584 |
| Totale | 42.275 | 23.662 |
| | | |
| Perdite su cambi e oneri da operazioni su derivati (*) | 38.695 | 13.912 |
| | | |
| Interessi passivi leasing m. finanziario | 1.244 | 666 |
| Commissioni factor | 2.726 | 4.544 |
| Oneri finanziari v/altri | 5.589 | 3.351 |
| Oneri diversi | 0 | 146 |
| Totale | 9.559 | 8.707 |
| **Totale altri interessi e oneri finanziari** | **90.529** | **46.281** |

(*) Le voci utili/perdite su cambi e proventi/oneri da operazioni su derivati sono relative rispettivamente alla contabilizzazione degli utili/perdite su operazioni commerciali e finanziarie e su operazioni di copertura valutaria e su tassi.
L'importo netto degli oneri/proventi da gestione cambi/operazioni su derivati ammonta ad un utile di Lire 7,5 miliardi nel 2000 e Lire 9,5 miliardi nel 1999.

**E) PROVENTI E ONERI STRAORDINARI**

**20 – Proventi straordinari**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Plusvalenze da alienazioni | 294 | 225 |
| Altri proventi | 3.319 | 342 |
| **Totale** | **3.613** | **567** |

La voce 'Altri proventi' include prevalentemente la sopravvenienza attiva relativa al rimborso dell'imposta di registro pagata in relazione all'atto di fusione del 20/12/95 come da sentenza della Commissione Tributaria di I grado del 19/06/00 per Lire 2,3 miliardi.

**21 - Oneri straordinari**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Svalutazione delle rimanenze di magazzino | 0 | 3.650 |
| Costi per la ristrutturazione di filiale | 0 | 2.215 |
| Oneri straordinari | 23.548 | 1.742 |
| **Totale** | 23.548 | 7.607 |

La voce oneri straordinari include prevalentemente:

- l'indennizzo di lire 18,7 miliardi riconosciuto alla società De' Longhi Soparfi Sa per effetto degli accordi sottoscritti nel 1997 al momento dell'acquisto da parte di De'Longhi Soparfi Sa della partecipazione di maggioranza in Liguria Assicurazioni Spa; il contratto prevedeva il riconoscimento di un indennizzo a favore di De'Longhi Soparfi al verificarsi di alcune condizioni che si sono avverate nel corso del 2000.
- l'importo pagato per la definizione con atto di adesione del contenzioso con l'Ufficio Entrate di Treviso relativo all'esercizio 1994.

**22- Imposte dell'esercizio**
La voce è così composta:

| | 2000 | 1999 |
|---|---|---|
| Imposte correnti | (29.554) | (15.807) |
| Imposte (differite) anticipate | (11.889) | (2.109) |
| **Totale** | (41.443) | (17.916) |

**Eventi successivi**
Si rimanda a quanto contenuto nella relazione degli Amministratori sulla gestione.

Per il Consiglio d'Amministrazione
L'Amministratore Delegato

# ***ALLEGATI***

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella Nota Integrativa, della quale costituiscono parte integrante.

Tali informazioni sono contenute nei seguenti allegati:

1. Elenco delle società consolidate
2. Rendiconto finanziario
3. Prospetto delle variazioni nei conti di patrimonio netto
4. Prospetto dei beni rivalutati.
5. Prospetto dello stato patrimoniale e del conto economico in valuta Euro per gli esercizi chiusi al 31 dicembre 2000 e 1999.

# ELENCO DELLE SOCIETA' CONSIDERATE NEL BILANCIO CONSOLIDATO

(Allegato n. 1 alla nota integrativa – in Lire milioni)

## Consolidate integralmente:

| Denominazione della società | Sede legale | | Capitale sociale | Quota di partecipazione |
|---|---|---|---|---|
| ARIAGEL SPA | Candiolo (TO) | Lit | 1.500.000.000 | 80% |
| LA SUPERCALOR SPA | Seregno (MI) | Lit | 1.000.000.000 | 95% |
| SIMAC-VETRELLA SPA (****) | Cazzago di Pianiga (VE) | Lit | 3.000.000.000 | 100% |
| EFFEPLAST SPA (****) | Gorgo al Mont. (TV) | Lit | 700.000.000 | 100% |
| DE'LONGHI PINGUINO S.A. | Luxembourg (L) | EUR | 26.500.000 | 100% |
| DL RADIATORS SPA (*) | Treviso | EUR | 6.000.000 | 100% |
| DE'LONGHI AMERICA INC. | Saddle Brook (U.S.A.) | $U | 9.100.000 | 100% |
| DE'LONGHI LTD. | Wellingborough (G.B.) | GBP | 4.000.000 | 100% |
| DE'LONGHI FRANCE SARL | Asnieres Cedex(F) | Ff | 18.000.000 | 100% |
| DE'LONGHI NEDERLAND BV | DB Leiden (NL) | Hfl | 500.000 | 100% |
| DE' LONGHI CANADA INC. | Mississauga (CAN) | $C | 1 | 100% |
| E- SERVICES SRL | Treviso | EUR | 50.000 | 51% |
| DE' LONGHI JAPAN Corp | Tokyo (JAP) | Jpy | 50.000.000 | 100% |
| DE' LONGHI DEUTSCHLAND GMBH | Mainhausen (D)t | DM | 4.000.000 | 100% |
| RADEL SPA (*) | Moimacco (UD) | Lit. | 10.000.000.000 | 98% |
| DL CLIMA POLSKA | Varsavia (P) | PLZ | 4.000 | 100% |
| Società controllata da fiduciaria (***) | | DM | 50.000 | 100% |
| DL DIV. CUCINE SPA (*) | Treviso | Lit. | 29.706.000.000 | 99% |
| ELBA SPA (*) | Treviso | Lit. | 900.000.000 | 100% |
| SILE CORPI SC. SRL | Fossalta di Piave (VE) | Lit. | 180.000.000 | 92% |
| CLIMAVENETA SPA (*) | Bassano G. (VI) | Lit. | 3.110.000.000 | 90% |
| ERGOKLIMA SPA (*) | Pieve d'Alpago (BL) | EUR | 520.000 | 100% |
| CLIMAVENETA GMBH (*) | Norderstedt (D) | DM | 600.000 | 70% |
| DE'LONGHI RADIATORS SRL (**) | Treviso | Lit. | | |
| MICROMAX SPA (*) | Pieve d'Alpago (BL) | EUR | 969.000 | 100% |

(*) Trattasi di società acquisite da De' Longhi Pinguino il 28/12/00 e che, conseguentemente, sono state consolidate limitatamente allo stato patrimoniale.

(**) Società alienata a dicembre 2000 e consolidata limitatamente al conto economico.

(***)Trattasi di società detenuta tramite fiduciaria che svolge attività di distribuzione dei prodotti del segmento riscaldamento nel mercato Tedesco; a tale riguardo ci si è avvalsi della facoltà come consentito dalle norme di legge applicabili (art. 39 D.Lgs 127/91).di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o ad imprese del Gruppo.

(****) A gennaio 2001 è stata perfezionata la fusione per incorporazione di Simac-Vetrella Spa in Effeplast Spa, che ha modificato la denominazione in Simac Vetrella Spa.

(Allegato n. 2 alla nota integrativa)

**Rendiconto finanziario consolidato per gli esercizi chiusi al 31 dicembre 2000 e 1999**
**(espresso in Lire milioni)**

| | 2000 | 1999 |
|---|---|---|
| **Flussi finanziari generati (assorbiti) dalle operazioni dell'esercizio:** | | |
| Utile dell'esercizio | 27.980 | 49.125 |
| Ammortamenti | 60.193 | 61.803 |
| Variazione netta del fondo trattamento di fine rapporto e fondo ind. suppletiva di clientela | (1.875) | 314 |
| Svalutazioni di partecipazioni e minusvalenze (al netto di plusvalenze) da alienazione partecipazioni | 0 | 535 |
| Incremento (decremento) accantonamento imposte differite (anticipate) | 1.179 | 1.598 |
| Accantonamento altri fondi (al netto utilizzo) | 5.082 | (3.686) |
| **Totale auto finanziamento** | 92.739 | 109.689 |
| Variazioni del capitale circolante: | | |
| Crediti commerciali | (11.223) | (16.339) |
| Rimanenze nette | (71.464) | 16.120 |
| Debiti commerciali | 6.797 | 25.167 |
| Altri debiti, crediti, ratei e risconti | 4.927 | (4.905) |
| Crediti e debiti verso soc. controllanti, controllate e collegate | 27.548 | (14.288) |
| **Totale variazione del capitale circolante** | (43.415) | 6.775 |
| | | |
| **Flussi finanziari generati (assorbiti) dalle attività di investimento** | | |
| Investimenti in immobilizzazioni Materiali | (32.450) | (26.767) |
| Partecipazioni | (29) | 213 |
| Investimenti in immobilizzazioni immateriali | (6.714) | (1.473) |
| Variazione netta crediti verso altri | 18.476 | 5.087 |
| **Totale flussi generati dalle attività di investimento** | (20.717) | (22.940) |
| | | |
| **Flussi finanziari generati (assorbiti) dai movimenti di Patrimonio Netto** | | |
| Aumento Capitale Sociale | 0 | 100.000 |
| **Totale flussi generati dai movimenti di Patrimonio Netto** | 0 | 100.000 |
| | | |
| **Variazione differenza di conversione** | (801) | 838 |
| | | |
| **Variazione netta area di consolidamento (*)** | (707.721) | |
| | | |
| **Variazione posizione finanziaria netta** | (679.715) | 193.360 |
| | | |
| **Posizione finanziaria netta iniziale** | (513.086) | (706.446) |
| **Posizione finanziaria netta finale** | (1.192.801) | (513.086) |
| | | |
| ***Variazione riserva straordinaria per compensazione imposta sostitutiva*** | *(44.077)* | |
| ***Variazione "Altri debiti" per imposta sostitutiva*** | *44.077* | |

**(*) Tale voce include:**

**I) Gli effetti patrimoniali netti delle acquisizioni (Lire 46 miliardi)**

**II) Le differenze di consolidato originate dalla differenza tra prezzo di acquisto e relativo Patrimonio Netto (Lire 544,4 miliardi)**

**III) L'indebitamento delle società acquisite (Lire 117,3 miliardi)**

**Allegato al rendiconto finanziario**
**Riepilogo della posizione finanziaria netta consolidata per gli esercizi 2000 e 1999**

| | 2000 | 1999 |
|---|---|---|
| Disponibilità liquide | 128.976 | 141.385 |
| Debiti verso banche a breve termine | (243.038) | (135.994) |
| Titoli ed investimenti a breve | 2.004 | 4.430 |
| Quota a breve dei finanziamenti | (61.266) | (8.777) |
| Posizione finanziaria a breve termine | (173.324) | 1.044 |
| Finanziamenti a medio-lungo termine | (228.703) | (252.336) |
| Prestiti obbligazionari | (290.440) | (92.711) |
| **Totale parziale** | (692.467) | (344.003) |
| Crediti finanziari (al netto debiti) v/società controllate e controllanti | 28.412 | 8.031 |
| Crediti finanziari v/terzi | 5.000 | |
| Debiti verso altri finanziatori | (26.437) | (23.572) |
| Debiti finanziari per acquisto partecipazioni | (504.605) | 0 |
| Debiti finanziari v/controllanti-controllate | (2.704) | (153.542) |
| Totale posizione finanziaria netta | (1.192.801) | (513.086) |

NB: a seguito dell'acquisizione avvenuta a fine dicembre 2000 e del conseguente ampliamento dell'area di consolidamento descritto nelle note esplicative, i dati relativi agli anni 2000 e 1999 della seguente tabella non sono confrontabili.

PROSPETTO DELLA MOVIMENTAZIONE DELLE VOCI DEL PATRIMONIO NETTO CONSOLIDATO DI PERTINENZA DEL GRUPPO

(Allegato n. 3 alla nota integrativa – in Lire milioni)

| | Capitale sociale | Riserva legale | Altre riserve | Differenza di conversione | Utili (perdite) riportati | Utile (perdita) dell'esercizio | Totale |
|---|---|---|---|---|---|---|---|
| | | | | | | | |
| Saldi al 1 gennaio 2000 | 400.000 | 1.820 | 26.169 | 670 | 7.703 | 49.125 | 485.487 |
| Ripartizione utile d'esercizio 1999 | | 2.745 | 52.146 | | (5.766) | (49.125) | |
| Utilizzo per contabilizzazione imposta sostitutiva per riallineamento dei valori fiscali | | | (44.074) | | | | (44.074) |
| Differenze risultanti dalla conversione in lire dei bilanci delle società estere | | | | (601) | | | (601) |
| Utile netto dell'esercizio | | | | | | 27.980 | 27.980 |
| | | | | | | | |
| Saldi al 31 dicembre 2000 | 400.000 | 4.565 | 34.241 | 69 | 1.937 | 27.980 | 468.792 |

DE'LONGHI S.P.A.
Sede Sociale: Via Lodovico Seitz n. 47 – Treviso (Tv)
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 41279
Iscritta al R.E.A. di Treviso al n. 224758

# PROSPETTO DEI BENI RIVALUTATI

(Allegato n. 4 alla nota integrativa del bilancio consolidato - in Lire milioni).

| voci dello stato patrimoniale | beni rivalutati | | | totale rivalutazioni |
|---|---|---|---|---|
| | allocazione disavanzo di fusione 1995 | Legge n.413/1991 | altre rivaluta-zioni | |
| Immobili strumentali | 85.000 | 11.736 | 35.473 | 132.209 |
| Impianti e macchinari | 73.847 | 6 | 28.585 | 102.438 |
| Attrezzature industriali e commerciali | | 106 | 6.867 | 6.973 |
| Automezzi | | 4 | 540 | 544 |
| Conc., lic. Marchi e diritti | 231.100 | | | 231.100 |
| Totali | 389.947 | 11.852 | 71.465 | 473.264 |

(Importi espressi in migliaia di EURO)

| ATTIVO | [redacted] | [redacted] | 31.12.03 Parziali | Totali | Variazioni Totali |
|---|---|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | [redacted] | [redacted] | | 12.911 | (12.911) |
| B) IMMOBILIZZAZIONI | [redacted] | [redacted] | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | [redacted] | [redacted] | | | |
| 1) Costi di impianto ed ampliamento | [redacted] | [redacted] | | 122 | 207 |
| 2) Costi di ricerca, di sviluppo e di pubblicità | [redacted] | [redacted] | | 512 | (152) |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | [redacted] | [redacted] | | 2.284 | 1.155 |
| 4) Concessione, licenze, marchi e diritti simili | [redacted] | [redacted] | | 99.270 | (588) |
| 5) Differenza di consolidamento | [redacted] | [redacted] | | 5.505 | 276.142 |
| 7) Altre | [redacted] | [redacted] | | 523 | 1.571 |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | [redacted] | [redacted] | | 108.216 | 278.335 |
| II - IMMOBILIZZAZIONI MATERIALI | [redacted] | [redacted] | | | |
| 1) Terreni e fabbricati | [redacted] | [redacted] | | 76.934 | 14.162 |
| 2) Impianti e macchinari | [redacted] | [redacted] | | 38.907 | 19.836 |
| 3) Attrezzature industriali e commerciali | [redacted] | [redacted] | | 16.663 | 4.107 |
| 4) Altri beni | [redacted] | [redacted] | | 5.184 | 653 |
| 5) Immobilizzazioni in corso e acconti | [redacted] | [redacted] | | 354 | 910 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | [redacted] | [redacted] | | 138.042 | 39.668 |
| III - IMMOBILIZZAZIONI FINANZIARIE | [redacted] | [redacted] | | | |
| 1) Partecipazioni in: | [redacted] | [redacted] | | | |
| a) imprese controllate | [redacted] | [redacted] | 1.244 | | |
| b) imprese collegate | [redacted] | [redacted] | 5.979 | | |
| c) altre imprese | [redacted] | [redacted] | 198 | 7.421 | (6) |
| 2) Crediti: | [redacted] | [redacted] | | | |
| c) verso imprese controllanti | [redacted] | [redacted] | | | |
| - oltre 12 mesi | [redacted] | [redacted] | 4.132 | 4.132 | (4.132) |
| d) verso altri: | [redacted] | [redacted] | | | |
| - entro 12 mesi | [redacted] | [redacted] | 105 | | |
| - oltre 12 mesi | [redacted] | [redacted] | 10.859 | 10.964 | (6.688) |
| Totale Crediti | [redacted] | [redacted] | | 15.096 | (10.820) |
| 3) Altri titoli | [redacted] | [redacted] | | 0 | 22 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | [redacted] | [redacted] | | 22.517 | (10.804) |
| TOTALE IMMOBILIZZAZIONI | [redacted] | [redacted] | | 268.775 | 307.199 |
| C) ATTIVO CIRCOLANTE | [redacted] | [redacted] | | | |
| I - RIMANENZE | [redacted] | [redacted] | | | |
| 1) Materie prime, sussidiarie e di consumo | [redacted] | [redacted] | | 34.275 | 33.386 |
| 2) Prodotti in corso di lavorazione e semilavorati | [redacted] | [redacted] | | 12.511 | 8.785 |
| 3) Prodotti finiti e merci | [redacted] | [redacted] | | 70.763 | 31.648 |
| TOTALE RIMANENZE | [redacted] | [redacted] | | 117.549 | 73.819 |
| II - CREDITI | [redacted] | [redacted] | | | |
| 1) Verso clienti | [redacted] | [redacted] | | | |
| - entro 12 mesi | [redacted] | [redacted] | 256.796 | | |
| - oltre 12 mesi | [redacted] | [redacted] | 57 | 256.853 | 61.147 |
| 2) Verso imprese controllate | [redacted] | [redacted] | | 1.063 | (1.063) |
| 3) Verso imprese collegate | [redacted] | [redacted] | | 994 | 312 |
| 4) Verso controllanti | [redacted] | [redacted] | | 16 | 14.658 |
| 5) Verso altri: | [redacted] | [redacted] | | | |
| - entro 12 mesi | [redacted] | [redacted] | 49.243 | | |
| - oltre 12 mesi | [redacted] | [redacted] | 82 | 49.325 | 10.134 |
| TOTALE CREDITI | [redacted] | [redacted] | | 308.251 | 85.188 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | [redacted] | [redacted] | | | |
| 4) Altre partecipazioni | [redacted] | [redacted] | | 905 | 1 |
| 6) Altri titoli | [redacted] | [redacted] | | 1.383 | (1.254) |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | [redacted] | [redacted] | | 2.288 | (1.253) |
| IV - DISPONIBILITA' LIQUIDE | [redacted] | [redacted] | | | |
| 1) Depositi bancari e postali | [redacted] | [redacted] | | 72.844 | (7.165) |
| 2) Assegni | [redacted] | [redacted] | | 5 | 675 |
| 3) Denaro e valori in cassa | [redacted] | [redacted] | | 171 | 81 |
| TOTALE DISPONIBILITA' LIQUIDE | [redacted] | [redacted] | | 73.020 | (6.409) |
| TOTALE ATTIVO CIRCOLANTE | [redacted] | [redacted] | | 501.108 | 151.345 |
| RATEI E RISCONTI ATTIVI | [redacted] | [redacted] | | 2.240 | 9.967 |
| TOTALE ATTIVO | [redacted] | [redacted] | | 785.034 | 455.600 |

(Importi espressi in migliaia di EURO)

| PASSIVO | [redacted] | [redacted] | [illegible] Parziali | Totali | [illegible] Totali |
|---|---|---|---|---|---|
| A) PATRIMONIO NETTO | [redacted] | [redacted] | | | |
| I - CAPITALE SOCIALE | [redacted] | [redacted] | | 206.583 | 0 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | [redacted] | [redacted] | | 0 | 0 |
| III - RISERVA DA RIVALUTAZIONE | [redacted] | [redacted] | | 0 | 0 |
| IV - RISERVA LEGALE | [redacted] | [redacted] | | 940 | 1.418 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | [redacted] | [redacted] | | 0 | 0 |
| VI - RISERVE STATUTARIE | [redacted] | [redacted] | | 0 | 0 |
| VII - ALTRE RISERVE | [redacted] | [redacted] | | | |
| d) Differenze di conversione | [redacted] | [redacted] | 346 | | |
| e) Altre riserve | [redacted] | [redacted] | 13.515 | 13.861 | 3.859 |
| VIII - UTILI PORTATI A NUOVO | [redacted] | [redacted] | | 3.978 | (2.978) |
| IX - UTILE DELL'ESERCIZIO | [redacted] | [redacted] | | 25.371 | (10.921) |
| TOTALE PATRIMONIO NETTO DI COMPETENZA DEL GRUPPO | [redacted] | [redacted] | | 250.733 | (8.622) |
| X - CAPITALE E RISERVE DI TERZI | [redacted] | [redacted] | | 341 | (117) |
| XI - UTILE DELL'ESERCIZIO DI PERTINENZA DI TERZI | [redacted] | [redacted] | | 1 | 104 |
| TOTALE PATRIMONIO NETTO | [redacted] | [redacted] | | 251.075 | (8.636) |
| B) FONDI PER RISCHI E ONERI | [redacted] | [redacted] | | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | [redacted] | [redacted] | | 2.758 | 550 |
| 3) Altri | [redacted] | [redacted] | | 5.363 | 2.615 |
| TOTALE FONDI PER RISCHI E ONERI | [redacted] | [redacted] | | 8.121 | 3.165 |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO | [redacted] | [redacted] | | 12.551 | 6.829 |
| D) DEBITI | [redacted] | [redacted] | | | |
| 1) Obbligazioni | [redacted] | [redacted] | | | |
| - oltre 12 mesi | [redacted] | [redacted] | 47.881 | 47.881 | 102.119 |
| 3) Debiti verso banche | [redacted] | [redacted] | | | |
| - entro 12 mesi | [redacted] | [redacted] | 74.768 | | |
| - oltre 12 mesi | [redacted] | [redacted] | 130.321 | 205.089 | 70.186 |
| 4) Debiti verso altri finanziatori | [redacted] | [redacted] | | 12.174 | 1.480 |
| 5) Acconti | [redacted] | [redacted] | | 1.313 | 1.503 |
| 6) Debiti verso fornitori | [redacted] | [redacted] | | 133.314 | 51.482 |
| 7) Debiti rappresentati da titoli di credito | [redacted] | [redacted] | | 0 | 38 |
| 8) Debiti verso imprese controllate | [redacted] | [redacted] | | 1.336 | 60 |
| 9) Debiti verso imprese collegate | [redacted] | [redacted] | | 143 | 564 |
| 10) Debiti verso imprese controllanti | [redacted] | [redacted] | | | |
| - entro 12 mesi | [redacted] | [redacted] | 77.446 | | |
| - oltre 12 mesi | [redacted] | [redacted] | 516 | 77.962 | 135.345 |
| 11) Debiti tributari | [redacted] | [redacted] | | | |
| - entro 12 mesi | [redacted] | [redacted] | 15.393 | | |
| - oltre 12 mesi | [redacted] | [redacted] | 0 | 15.393 | 22.983 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | [redacted] | [redacted] | | 3.800 | 1.306 |
| 13) Altri debiti | [redacted] | [redacted] | | | |
| - entro 12 mesi | [redacted] | [redacted] | 11.528 | | |
| - oltre 12 mesi | [redacted] | [redacted] | 0 | 11.528 | 55.877 |
| TOTALE DEBITI | [redacted] | [redacted] | | 509.933 | 442.943 |
| E) RATEI E RISCONTI PASSIVI | [redacted] | [redacted] | | 3.354 | 11.299 |
| TOTALE PASSIVO | [redacted] | [redacted] | | 533.959 | 464.236 |
| TOTALE PATRIMONIO NETTO E PASSIVO | [redacted] | [redacted] | | 785.034 | 455.600 |
| CONTI D'ORDINE | [redacted] | [redacted] | | 91.706 | (79.180) |

(Importi espressi in migliaia di EURO)

| CONTO ECONOMICO | [illegible] | | [illegible] | | [illegible] |
|---|---|---|---|---|---|
| | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| **A) VALORE DELLA PRODUZIONE** | [redacted] | [redacted] | | | |
| 1) Ricavi delle vendite e delle prestazioni | [redacted] | [redacted] | | 586.717 | 44.88 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, | [redacted] | [redacted] | | 0 | 0 |
| semilavorati e finiti | [redacted] | [redacted] | | (10.747) | 36.701 |
| 4) Incrementi di immobilizzazioni per lavori interni | [redacted] | [redacted] | | 1.212 | 821 |
| 5) Altri ricavi e proventi | [redacted] | [redacted] | | 11.636 | 2.34 |
| **TOTALE VALORE DELLA PRODUZIONE** | [redacted] | [redacted] | | 588.818 | 84.75 |
| **B) COSTI DELLA PRODUZIONE** | [redacted] | [redacted] | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | [redacted] | [redacted] | | 269.115 | 53.99 |
| 7) Per servizi | [redacted] | [redacted] | | 130.009 | 25.86 |
| 8) Per godimento di beni di terzi | [redacted] | [redacted] | | 6.138 | 1.21 |
| 9) Per il personale: | [redacted] | [redacted] | | | |
| a) salari e stipendi | [redacted] | [redacted] | 59.519 | | |
| b) oneri sociali | [redacted] | [redacted] | 17.632 | | |
| c) trattamento di fine rapporto | [redacted] | [redacted] | 3.173 | | |
| d) trattamento di quiescenza e simili | [redacted] | [redacted] | 1.120 | | |
| e) altri costi | [redacted] | [redacted] | 552 | 81.996 | 7.69 |
| 10) Ammortamenti e svalutazioni: | [redacted] | [redacted] | | | |
| a) ammortamento delle immobilizzazioni immateriali | [redacted] | [redacted] | 9.655 | | |
| b) ammortamento delle immobilizzazioni materiali | [redacted] | [redacted] | 22.263 | | |
| c) altre svalutazioni delle immobilizzazioni | [redacted] | [redacted] | 18 | | |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | [redacted] | [redacted] | 4.292 | 36.228 | (1.59 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | [redacted] | [redacted] | | 1.238 | (9.598 |
| 12) Accantonamenti per rischi | [redacted] | [redacted] | | 3.181 | 85 |
| 13) Altri accantonamenti | [redacted] | [redacted] | | 129 | 56 |
| 14) Oneri diversi di gestione | [redacted] | [redacted] | | 8.055 | (3.643 |
| **TOTALE COSTI DELLA PRODUZIONE** | [redacted] | [redacted] | | 536.089 | 75.35 |
| **DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B)** | [redacted] | [redacted] | | 52.729 | 9.39 |
| **C) PROVENTI E ONERI FINANZIARI** | [redacted] | [redacted] | | | |
| 15) Proventi da partecipazioni: | [redacted] | [redacted] | | | |
| c) dividendi da altre partecipazioni | [redacted] | [redacted] | 48 | | |
| d) altri proventi da partecipazioni | [redacted] | [redacted] | 384 | 432 | 3.94 |
| 16) Altri proventi finanziari: | [redacted] | [redacted] | | | |
| a) da crediti iscritti nelle immobilizzazioni: | [redacted] | [redacted] | | | |
| - altri | [redacted] | [redacted] | 0 | | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | [redacted] | [redacted] | 1.452 | | |
| d) proventi diversi dai precedenti: | [redacted] | [redacted] | | | |
| - da imprese controllate | [redacted] | [redacted] | 130 | | |
| - da imprese controllanti | [redacted] | [redacted] | 1.173 | | |
| - altri | [redacted] | [redacted] | 13.283 | 16.038 | 14.08 |
| 17) Interessi e altri oneri finanziari: | [redacted] | [redacted] | | | |
| a) da imprese controllate | [redacted] | [redacted] | (59) | | |
| c) da imprese controllanti | [redacted] | [redacted] | (6.736) | | |
| d) altri | [redacted] | [redacted] | (23.902) | (30.697) | (19.69 |
| **TOTALE PROVENTI ED ONERI FINANZIARI** | [redacted] | [redacted] | | (14.227) | (1.67 |
| **D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | [redacted] | [redacted] | | | |
| 18) Rivalutazioni: | [redacted] | [redacted] | | | |
| a) di partecipazioni | [redacted] | [redacted] | 0 | 0 | 2 |
| 19) Svalutazioni: | [redacted] | [redacted] | | | |
| a) di partecipazioni | [redacted] | [redacted] | (241) | (241) | 24 |
| **TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | [redacted] | [redacted] | | (241) | 26 |
| **E) PROVENTI ED ONERI STRAORDINARI** | [redacted] | [redacted] | | | |
| 20) Proventi: | [redacted] | [redacted] | | | |
| a) plusvalenze da alienazioni | [redacted] | [redacted] | 116 | | |
| b) altri proventi straordinari | [redacted] | [redacted] | 177 | 293 | 1.57 |
| 21) Oneri: | [redacted] | [redacted] | | | |
| a) altri oneri straordinari | [redacted] | [redacted] | (3.929) | (3.929) | (8.23 |
| **TOTALE PROVENTI ED ONERI STRAORDINARI** | [redacted] | [redacted] | | (3.636) | (6.65 |
| **RISULTATO PRIMA DELLE IMPOSTE** | [redacted] | [redacted] | | 34.625 | 1.33 |
| 22) Imposte sul reddito dell'esercizio | [redacted] | [redacted] | | (9.253) | (12.15 |
| **23) UTILE DELL'ESERCIZIO** | [redacted] | [redacted] | | 25.372 | (10.817 |
| 23a) (Utile) dell'esercizio di pertinenza di terzi | [redacted] | [redacted] | | (1) | (10 |
| **23b) UTILE DELL'ESERCIZIO** | [redacted] | [redacted] | | 25.371 | (10.921 |

# *Relazione sulla gestione degli Amministratori*

*Profilo del Gruppo*

De'Longhi S.p.A. è la *holding* operativa di un Gruppo che opera in posizione di *leadership* in segmenti di mercato accomunati dal concetto di benessere nell'ambito dei prodotti per il riscaldamento, il condizionamento e il trattamento dell'aria, la cottura e preparazione dei cibi e la pulizia della casa e lo stiro. Il Gruppo vanta, in particolare, la *leadership* mondiale nei segmenti del riscaldamento e del condizionamento portatili, ed italiana nella totalità dei segmenti in cui opera.

La posizione competitiva si è di recente rafforzata con l'acquisizione del Gruppo Kenwood, avvenuta nei primi mesi del 2001, *leader* di mercato in Gran Bretagna e specialista internazionale nel settore dei prodotti per la preparazione dei cibi, altresì attivo nel settore dei sistemi per la pulizia e lo stiro tramite la controllata Ariete S.p.A.

Il Gruppo presidia diversi segmenti di prodotto e fasce di prezzo attraverso l'utilizzo di diversi marchi (De' Longhi, Simac, Vetrella, Supercalor, Ariagel, Radel, Elba, Superclima e Climaveneta, ai quali per effetto dell'acquisizione del Gruppo Kenwood si aggiungono quelli di Kenwood ed Ariete), ciascuno dotato di una connotazione distintiva in termini di percezione del mercato e posizionamento.

Il Gruppo ha assunto una posizione di specialista nei segmenti in cui opera grazie alla capacità di proporre al mercato prodotti innovativi per tecnologia e *design* e in taluni casi di anticipare e stimolare bisogni latenti dei consumatori sempre con il supporto di una forte attività di comunicazione.

Il Gruppo vanta ad oggi una forte vocazione industriale ed un solido *know-how* produttivo. Esso dispone di 14 stabilimenti (di cui uno tra i tre recentemente acquisiti con il Gruppo Kenwood ubicato in Cina), ove in particolare vengono svolte quelle prime lavorazioni, quali stampaggio della lamiera e stampaggio della plastica, critiche al fine di concepire e realizzare in tempi contenuti, prodotti distintivi per qualità, tecnologia e design.

I prodotti del Gruppo sono distribuiti attraverso un'articolata e capillare struttura commerciale, opportunamente differenziata in funzione dei marchi, dei diversi canali di vendita e talvolta delle diverse linee di attività.
In Italia si avvale oltre che della forza di vendita diretta a presidio delle relazioni commerciali più significative, di un'estesa rete di agenzie, nonché di strutture commerciali specifiche per taluni canali. All'estero, ove è realizzato oltre il 65% del fatturato, vanta una consistente presenza diretta tramite società controllate in Olanda, Canada, Francia, Giappone, Germania, Gran Bretagna, Polonia, Stati Uniti d'America, e tramite uffici di rappresentanza in Cina, Russia ed Ucraina ( a cui si sono aggiunte ulteriori società controllate in Austria, Hong Kong, Malesia, Singapore acquisite con il Gruppo Kenwood). In altri paesi, tra i quali rivestono una particolare importanza Grecia, Spagna, Nuova Zelanda ed Australia, distributori locali sono dedicati in via pressoché esclusiva a promuovere e commercializzare i prodotti del Gruppo.

La rilevante crescita realizzata negli ultimi anni (pari a un CAGR medio di oltre il 10,54% negli ultimi quattro anni) è avvenuta tanto per linee interne, che per acquisizioni. Nella integrazione delle società acquisite la politica del Gruppo ha sempre mirato a salvaguardare la specificità delle competenze delle produzioni, delle strutture commerciali e dei marchi, pur cogliendo, con diverse modalità, in funzione delle specifiche acquisizioni, le sinergie realizzabili dall'accentramento di alcune funzioni e dalla condivisione del *know-how* tecnologico.

L'esercizio appena concluso rappresenta una tappa fondamentale per il profilo e le prospettive della società. Nel mese di dicembre sono infatti state acquistate alcune attività precedentemente detenute direttamente dal socio di controllo, operanti nei settori delle cucine "free standing", dei corpi scaldanti e delle macchine di grandi dimensioni per la climatizzazione e la termorefrigerazione per un fatturato complessivo di lire 338 miliardi. In tal modo si è giunti a consolidare un gruppo di attività che anche per complementarietà, completezza, sinergie interne, nonché per le prospettive dei mercati in cui operano, consentirà di rappresentare la base di partenza per una ulteriore crescita profittevole e sostenibile nel tempo.
A supporto e giustificazione del prezzo di acquisto sono state ottenute apposite perizie redatte da autorevoli esperti indipendenti.
Nella medesima logica volta a ricompattare intorno alla De' Longhi tutte le attività strategiche si è provveduto ad una riorganizzazione societaria ispirata da un lato alla semplificazione, dall'altro all'uscita dal perimetro di consolidamento di alcune attività di minor rilievo e poco coerenti con l'attività svolta. A seguito di tale riorganizzazione l'area di consolidamento non è completamente confrontabile con quella precedente.

Allo scopo di adeguare il proprio modello organizzativo all'aumento della complessità e della dimensione gestita, sono state poste le basi per un miglioramento dei sistemi di controllo interno e del modello di management di riferimento. E' stato nominato un Amministratore Delegato, con l'obiettivo di aumentare l'autorevolezza del management e di costruire un modello di governo in cui strategia, organizzazione e operazioni siano condotte d'intesa tra Imprenditore/azionista e management.
Ciò è avvenuto anche attraverso una maggiore formalizzazione e, in qualche caso revisione, dei riporti organizzativi e con l'implementazione di un più adeguato sistema di procure.

***Principali risultati***

In particolare nel 2000 De' Longhi ha realizzato ricavi consolidati per lire 1.223 miliardi, che nel confronto con il 1999 scontano per nove mesi del 2000 il de-consolidamento del fatturato della De' Longhi Radiators S.r.l con un conseguente minor apporto di ricavi consolidati di circa lire 86 miliardi.
La crescita del fatturato rispetto al 1999, pari al 7,6%, risulterebbe pertanto su basi omogenee pari al 17 %.
I ricavi consolidati non tengono inoltre conto dei ricavi realizzati nel 2000 dalle società acquisite.

L'EBITDA (utile prima degli oneri finanziari , imposte, svalutazioni e ammortamenti) è passato da lire 178,7 miliardi (con un'incidenza sulle vendite del 15,7%) a lire 196,5 miliardi (con un'incidenza sulle vendite del 16,1%).

L'utile netto è stato pari a lire 28 miliardi.

*Lo scenario di mercato*

Nel 2000 la crescita del Pil mondiale è stata pari a circa il al 4,7%, con un maggiore contributo alla crescita da parte dei Paesi non UEM. Durante il I semestre 2000 l'economia dell'area Euro ha consolidato la fase di ripresa avviatasi nel 1999 ; le esportazioni hanno dato un contributo positivo grazie all'indebolimento dell'EURO e alla forte espansione del commercio mondiale.

Sempre in area EURO le autorità di politica monetaria, con l'obiettivo di prevenire il formarsi di tensioni inflazionistiche, hanno innalzato gradualmente il tasso di interesse portandolo al 4,75%; Nel corso del 2000 i consumi delle famiglie hanno presentato una crescita leggermente superiore a quello dello scorso anno.

Per quanto riguarda l'evoluzione dell'economia italiana la fase di rafforzamento è proseguita e l'incremento del PIL è stato pari al 2,8% ; la crescita della domanda interna è rimasta sostenuta mentre le esportazioni hanno beneficiato , come per gli altri paesi europei sia dell'indebolimento della moneta che della forte crescita del commercio internazionale.

L'economia britannica ha confermato il trend di crescita , il PIL è aumentato del 3,3% , grazie soprattutto all'espansione della domanda interna.

La lunga fase di espansione dell'economia statunitense è proseguita anche nel 2000 a ritmi sostenuti, + 5,2% , ma ha sofferto di un inatteso calo nell'ultimo trimestre dell'anno in seguito all'incremento del prezzo del petrolio ed alle incertezze del mercato azionario.

L'economia Giapponese , dopo un periodo di recessione, ha mostrato un recupero graduale nella prima parte dell'anno; in tale periodo tuttavia è stato rilevante l'apporto della domanda pubblica per l'implementazione delle misure di sostegno all'economia. L'incremento del PIL è stato pari al 1,9%.

*Il mercato degli elettrodomestici*

I consumi di elettrodomestici nell'UEM hanno registrato una crescita sostanzialmente in linea con quella dei consumi totali.

Nel corso del 2000 il mercato interno Italiano degli elettrodomestici ha registrato un rallentamento con una crescita di circa il 2,5% soprattutto per effetto della domanda di elettrodomestici per la cottura e di apparecchi di riscaldamento.

La domanda di piccoli apparecchi sta invece registrando una stazionarietà sugli alti livelli raggiunti nel 1999.

La domanda di elettrodomestici nei mercati extra CEE ha invece determinato un rilevante aumento delle esportazioni (+10% in volume) ed una espansione della produzione superiore al 5%.

La domanda di elettrodomestici negli Stati Uniti ha presentato una decelerazione per quanto riguarda il segmento del riscaldamento e della cottura mentre il settore dei piccoli elettrodomestici ha evidenziato un'accelerazione. Le importazioni dall'Italia hanno comunque evidenziato trend di crescita in controtendenza soprattutto per il riscaldamento.

*I segmenti di business*

I segmenti di business in cui opera il Gruppo possono essere ricompresi nelle seguenti principali categorie:

- Prodotti per il riscaldamento;
- Sistemi per il condizionamento e trattamento dell'aria;
- Prodotti per la cottura e preparazione dei cibi;
- Prodotti per la pulizia della casa e lo stiro.

Una parte marginale dei ricavi del Gruppo deriva dalla vendita di accessori, materie prime, ricambi, o da attività di distribuzione di prodotti commercializzati.

La tabella che segue indica nelle prime due colonne l'andamento del fatturato consolidato per ciascun segmento negli anni 1999 e 2000. Nelle successive colonne sono riportati i valori consolidati proforma, che includono i ricavi delle società acquisite entro il 31.12.2000.

| *GRUPPO DE' LONGHI* | 1999 consolidato | 2000 consolidato | 1999 proforma | 2000 proforma | Var 99-00 proforma | Var % 99-00 proforma |
|---|---|---|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | (Lire mld.) | (Lire mld.) | | |
| Riscaldamento * | 228* | 299* | 348 | 409 | 61 | 17,5 % |
| Condizionamento e trattamento dell'aria | 298 | 320 | 426 | 461 | 35 | 8,2 % |
| Cottura e preparazione cibi | 329 | 403 | 435 | 506 | 71 | 16,3 % |
| Pulizia casa e stiro | 133 | 134 | 133 | 131 | (2) | (1,5 %) |
| Altro | 35 | 40 | 32 | 53 | 21 | 65,6 % |
| Totale parziale | 1023 | 1196 | - | - | - | - |
| Riscaldamento** | 113 | 27 | - | - | - | - |
| **Totale** | **1.136** | **1.223** | **1.375** | **1.561** | **186** | **13,5 %** |

* I valori sono relativi alle vendite della società DL Radiators S.r.l

** I valori sono relativi alle le vendite della società DL Radiators S.r.l

## Riscaldamento

La gamma dei prodotti per il riscaldamento si può suddividere in:

- Unità riscaldamento mobile
- Unità terminali per sistemi di riscaldamento fisso

Il Gruppo produce una gamma completa di soluzioni mobili per il riscaldamento che comprende termoradiatori ad olio, termoconvettori elettrici (portatili e murali), termoventilatori, stufe a gas, stufe combinate gas/elettriche, stufe a kerosene, stufe a legna e stufe a carbone e stufe economiche.
In tale settore il Gruppo è leader mondiale con una posizione marcata nella famiglia dei termoradiatori ad olio dove è l'unico ad offrire quattro distinte linee con estetiche, caratteristiche tecniche e posizionamenti differenziati.

Le vendite relative al riscaldamento mobile hanno evidenziato un incremento di lire 61 miliardi (+17,5%) rispetto al 1999.
La recente introduzione della nuova gamma di radiatori ad olio è stata la componente determinante di tale risultato.

Il Gruppo è presente, con la società DL Radiators S.p.A., anche nel mercato europeo dei radiatori in acciaio (c.d. "unità terminali") per impianti di riscaldamento fissi nell'ambito del quale detiene una posizione di rilievo.
Le vendite relative al riscaldamento fisso hanno evidenziato un fatturato di lire 119 miliardi sostanzialmente in linea con l'esercizio precedente, pur in una situazione di generale flessione di mercato.
Le prospettive per l'anno in corso sono peraltro incoraggianti in quanto i consumi si stanno indirizzando verso tipologie di prodotto più in linea con il nostro assortimento.

## Condizionamento e trattamento dell'aria

Il Gruppo offre una gamma completa di climatizzatori, umidificatori, deumidificatori e purificatori d'aria che va dal deumidificatore portatile, all'impianto con una potenza resa di 0,4 Kw, alle unità termofrigorifere per uso industriale e per grandi complessi civili, con una potenza resa di 2.400 Kw.

La gamma di prodotti per il condizionamento ed il trattamento dell'aria si ripartisce in:

- condizionatori portatili;
- condizionatori modulari fissi (*split*);
- medi e grandi unità termofrigorifere;
- altri prodotti per il trattamento dell'aria.

Per quanto riguarda i condizionatori portatili, il successo del Pinguino, poi proposto in tutto il mondo, ha consentito al Gruppo di ottenere la *leadership Mondiale* nel segmento, unità di dimensioni ridotte, di potenza resa compresa tra 1,9 Kw e 4 Kw, destinate alla climatizzazione di singoli ambienti, che offrono agli utilizzatori il vantaggio di non richiedere alcuna installazione e di poter essere agevolmente trasferiti da un ambiente all'altro.

Nella categoria dei prodotti per la preparazione dei cibi viene proposta una gamma completa di spremiagrumi, mixer, gelatiere e sbattitori.

Nel complesso le vendite del segmento cottura e preparazione dei cibi sono ammontate a 506 miliardi di lire, con un incremento del 16,3% rispetto all'anno precedente.

## Prodotti per la pulizia della casa e i sistemi per lo stiro

Il Gruppo realizza una vasta gamma di prodotti per la pulizia della casa e lo stiro. In tale ambito detiene una posizione di *leader* nazionale nelle famiglie degli aspirapolvere, e di primario operatore nel settore dei sistemi stiranti.
La produzione del Gruppo comprende una vasta gamma di scope elettriche ed aspirapolvere a traino, pulitori a vapore e multifunzione, estrattori a vapore (che combinano l'azione di scioglimento dello sporco del vapore con capacità aspiranti) e sistemi per lo stiro a vapore.

Le vendite del segmento "pulizia della casa" hanno evidenziato un fatturato di lire 131 miliardi, in linea con il 1999.
A seguito del rinnovo della gamma completato negli ultimi mesi del 2000 si determineranno effetti positivi, in termini di maggiori vendite, soprattutto nell'esercizio 2001.

*La ripartizione della crescita per area geografica*

La forte propensione internazionale è documentata dalla tabella che segue, che riporta l'andamento del fatturato ripartito per area geografica.
Come già nel caso dei segmenti di business vengono riportati anche i valori consolidati pro-forma, che includono i ricavi delle società acquisite entro il 31.12.2000. I commenti si riferiscono ai dati pro-forma.

**Ricavi per area geografica:**

| | 1999 consolidato | 2000 consolidato | 1999 proforma | 2000 proforma | Var 00-99 proforma | Var % 00-99 proforma |
|---|---|---|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | (Lire mld.) | (Lire mld.) | (Lire mld.) | |
| Italia | 441 | 422 | 509 | 510 | 1 | 0,2 % |
| Stati Uniti e Canada | 147 | 199 | 147 | 199 | 52 | 35,3% |
| Giappone | 67 | 103 | 67 | 103 | 36 | 53,7% |
| Gran Bretagna | 92 | 98 | 143 | 160 | 17 | 11,9% |
| Altri Europa | 319 | 308 | 294 | 329 | 35 | 11,9% |
| Resto del Mondo | 70 | 93 | 215 | 260 | 45 | 20,9% |
| Totale | 1.136 | 1.223 | 1.375 | 1.561 | 186 | 13,5% |

In Gran Bretagna, Stati Uniti, Canada, Giappone, Francia, Benelux, tutti paesi nei quali il Gruppo opera attraverso filiali proprie, sono stati realizzati significativi aumenti di fatturato (dal 14% al 38%); solo in Germania, tra i paesi ove è presente una filiale, la crescita del fatturato è stata inferiore al 10%. La crescita è in generale imputabile al successo dei nostri prodotti, alla sempre crescente notorietà del marchio e al buon lavoro svolto dalle nostre strutture internazionali.

*Andamento della gestione*

Si presenta, nel seguito, una riclassificazione gestionale dei conti economici consolidati, con l'avvertenza che il 2000 non è perfettamente comparabile con il 1999 a causa del citato deconsolidamento dei dati di una partecipata. L'inclusione degli stessi nel 2000 avrebbe comportato maggiori ricavi per lire 86 miliardi [e un maggior EBITDA per lire 2,4 miliardi].

Si presenta nel seguito una riclassificazione gestionale dei conti economici consolidati:

| | 2000 | % sulle vendite | 1999 | % sulle vendite |
|---|---|---|---|---|
| | (Lire mld.) | | (Lire mld.) | |
| Ricavi delle vendite | 1.223 | 100,0% | 1.136 | 100,0% |
| Margine lordo industriale | 695 | 56,8% | 617 | 54,3% |
| Costi per servizi e altri oneri | (325) | (26,5%) | (279) | (24,6%) |
| **Valore aggiunto** | **370** | **30,3%** | **338** | **29,7%** |
| Costo del lavoro | (174) | (14,2%) | (159) | (14,0%) |
| **Margine operativo lordo (EBITDA)** | **196** | **16,1%** | **179** | **15,7%** |
| Ammortamenti e accantonamenti | (76) | (6,2%) | (77) | (6,7%) |
| **Risultato operativo (EBIT)** | **120** | **9,8%** | **102** | **9,0%** |
| Proventi (Oneri) finanziari e straordinari | (50) | (4,1%) | (35) | (3,1%) |
| **Risultato prima delle imposte** | **70** | **5,7%** | **67** | **5,9%** |
| Imposte dell'esercizio | (42) | (3,4%) | (18) | (1,6%) |
| **Utile dell'esercizio** | **28** | **2,3%** | **49** | **4,3%** |

L'incremento delle vendite è stato pari al 7,6% che, a perimetro di consolidamento omogeneo passerebbe a un + 17%.
Il margine lordo industriale aumenta del 2,5 % in termini di incidenza percentuale sul venduto, e di 78 miliardi in valore assoluto (+ 13% sull'anno precedente). Il miglioramento dei margini in termini percentuali è stato in parte dovuto ad un positivo effetto cambio, generalmente favorevole rispetto all'Euro, e per il resto derivato tanto da contenimenti di costi, nonostante il generalizzato incremento dei prezzi delle materie prime, che da adeguamenti di prezzi.
Inoltre prosegue la tendenza verso un mix spostato verso prodotti a più elevato margine.
L'EBITDA aumenta rispetto al 1999 in termini percentuali di 0,4 punti, e l'EBIT di 0,8 punti.
Stante la pluralità delle voci di conto economico relative a proventi/oneri finanziari, si evidenzia che gli oneri finanziari (ad esclusione delle componenti relative a costi/ricavi – utile/perdita su differenze di cambi ) ammontano a lire 41,8 miliardi e sono aumentati rispetto al 1999 di lire 8,9 miliardi a causa dell'aumento dei tassi di interesse che ha portato il tasso interbancario mediamente dal 3% a oltre il 5%.

L'utile ante imposte, in crescita rispetto al 1999, passando da lire 67 miliardi a lire 70 miliardi, è stato influenzato da un peggioramento della gestione finanziaria come sopra evidenziato e da oneri straordinari per circa lire 20 miliardi relativi pressochè interamente al pagamento di un indennizzo conseguente alla dismissione di una partecipazione avvenuta nel 1997.
L'utile di esercizio è diminuito rispetto al 1999 passando da lire 49,1 miliardi nel 1999 a lire 28 miliardi per effetto di un maggior carico fiscale.

*Analisi della situazione patrimoniale – finanziaria*

La situazione patrimoniale è così dettagliata:

| | 2000 | 1999 | Diff. |
|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | |
| Attivita' a breve | 1128 | 829 | 299 |
| Passivita' a breve | (516) | (327) | (189) |
| | | | |
| CCN | 612 | 502 | 110 |
| Attività non correnti | | | |
| Immobilizzazioni Immateriali | 748 | 209 | 539 |
| Immobilizzazioni Materiali | 344 | 267 | 77 |
| Immobilizzazioni Finanziarie | 18 | 36 | (18) |
| Altro | - | 25 | (25) |
| Altre passività | (59) | (40) | 19 |
| **Capitale investito netto** | **1663** | **999** | **664** |
| | | | |
| Patrimonio netto di terzi | 1 | 1 | - |
| Patrimonio netto del Gruppo | 469 | 485 | (17) |
| **Totale fonti non finanziarie** | **469** | **486** | **(17)** |
| | | | |
| **Posizione finanziaria netta** | **(1193)** | **(513)** | **(680)** |
| | | | |

| | **2000** | **1999** |
|---|---|---|
| Key ratios | | |
| | | |
| CCN/ ricavi delle vendite | 50 % | 44% |
| PFN/ patrimonio netto | 254 % | 106 % |

Le acquisizioni effettuate a fine dicembre 2000 hanno comportato un significativo cambiamento dell'area di consolidamento rispetto al precedente esercizio. Conseguentemente il confronto con il 1999 appare disomogeneo ed è quindi necessario evidenziare gli effetti delle acquisizioni sulla situazione patrimoniale/finanziaria del Gruppo.

Il capitale circolante netto è aumentato di Lire 110 miliardi rispetto al 1999; a parita' di area di consolidamento , non considerando le societa' acquisite a dicembre 2000 , l'incremento è stato pari a Lire 46 miliardi principalmente per effetto dell'incremento delle rimanenze di magazzino di prodotti per il condizionamento, influenzato dal cattivo andamento della stagione climatica.

L'incremento del capitale investito di lire 663 miliardi è dovuto principalmente agli effetti delle società acquisite (pari a ca. 637 miliardi); in particolare le immobilizzazioni immateriali sono aumentate di lire 539 miliardi rispetto al 1999 a causa soprattutto delle differenze di consolidamento. Tali differenze che saranno soggette ad ammortamento in funzione dell'utilità futura, appaiono giustificate in considerazione della redditività espressa dalle società acquisite nonché dall'intero Gruppo.

La posizione finanziaria netta è passata da Lire 513 miliardi nel 1999 a Lire 1.193 miliardi nel 2000. Ciò in quanto nella stessa sono stati ricompresi non solo la posizione finanziaria netta della partecipate acquisite a fine anno , consolidate a livello patrimoniale con il metodo integrale, ma anche debiti verso società controllanti per la parte di corrispettivo non pagato relativo alle acquisizioni stesse.

Il flusso di cassa puo' essere cosi' riepilogato:

| | 2000 | 1999 |
|---|---|---|
| Autofinanziamento | 92,7 | 110 |
| Variazioni del capitale circolante netto | (43,4) | 5,8 |
| Flusso fin. Da attivita' di investimento | (20,7) | (22,9) |
| Flusso fin. Da attivita' da movimenti di patrimonio netto | - | 100,0 |
| Variazione area consolidamento | (707,7) | - |
| Variazione differenza conversione | (0,6) | 0,8 |
| Var. pos. Finanziaria netta | (679,7) | 193,4 |

Si segnala che al 31.12.2000 sono in essere debiti verso cedenti partecipazioni per lire 504,6 miliardi. Gli accordi sottoscritti dalle parti prevedono che la quota residua del debito, non onerosa, sarà rimborsato in tre rate entro il 31 dicembre 2001.

Si segnala inoltre che la posizione finanziaria netta verso terzi, pari a lire 713,9 miliardi è composta per lire 168,3 miliardi da prestiti rimborsabili entro 12 mesi e per lire 545,6 miliardi da prestiti rimborsabili oltre 12 mesi.

***Risorse umane Organizzazione e Sistemi***

Al 31 dicembre 2000 i dipendenti del Gruppo De' Longhi erano 3.860 (2.595 nel 1999) cosl suddivisi:

| | 31/12/00 | 31/12/99 |
|---|---|---|
| | | |
| Operai | 2.747 | 1.745 |
| Impiegati | 1.057 | 817 |
| Dirigenti | 56 | 33 |
| Totale | 3.860 | 2.595 |

Di questi, 3536 sono impiegati nelle Società italiane del Gruppo mentre i rimanenti 324 operano nell'ambito delle realtà estere.

I dati del 2000 includono il personale delle società acquisite a fine dicembre. Considerando un'area di consolidamento omogenea con il 1999, la forza lavoro si è incrementata di 250 dipendenti.

Nel corso dell'anno 2000 le attività formative realizzate a livello di Gruppo, anche con il finanziamento del Fondo Sociale Europeo e di leggi nazionali, hanno visto coinvolti circa 600 dipendenti di ogni livello, per un totale di ore di formazione superiore alle 17000. Tali iniziative hanno riguardato sia la formazione manageriale che l'aggiornamento professionale di varie figure organizzative, tecnico/produttive, amministrative e commerciali.

Per quanto concerne infine le relazioni sindacali, il 2000 è stato l'anno del rinnovo dei Contratti Collettivi Aziendali delle principali Società del Gruppo (De' Longhi S.p.A., Elba S.p.A. e Radel S.p.A.). Il nuovo Premio di Risultato è legato al miglioramento degli indici di redditività, qualità ed efficienza e viene redistribuito tra i dipendenti secondo un meccanismo che premia la presenza in Azienda.

L'ingresso in azienda del nuovo Amministratore Delegato della Società Capogruppo, ha posto le basi sia per una ridefinizione dei riporti organizzativi interni e delle deleghe attribuite al management, che per l'attivazione di alcuni meccanismi di comunicazione interna ed integrazione (incontri periodici di verifica dell'andamento delle principali problematiche aziendali e cantieri di revisione e innovazione organizzativa).

Nel corso del 2000 è continuato il processo di potenziamento delle strutture di vendita interna ed esterna che ha permesso di aumentare la presenza sul territorio e di essere presenti in nuovi canali distributivi. In particolare si è reso operativo l'ufficio di rappresentanza in Belgio ed è stato perfezionato un accordo di distribuzione con un importante gruppo per quanto riguarda la distribuzione nel Sud-est Asiatico.

E' stato inoltre avviato un processo di revisione interna, con l'obiettivo di perseguire la riduzione del capitale circolante attraverso una serie di attività, tra cui una riprogettazione dei flussi della pianificazione commerciale che dovrà consentire una maggiore responsabilizzazione del personale cui sono affidate le vendite.

I sistemi informativi delle principali società del Gruppo sono basati essenzialmente sul *software* gestionale SAP, adottato oltre che dalla Capogruppo da Simac-Vetrella S.p.A., da DL Radiators S.p.A., da Radel S.p.A., da Elba S.p.A.. Sap consente una gestione integrata di tutti i principali aspetti dell'attività produttiva e commerciale del Gruppo, tra cui la logistica, le scorte, il magazzino, gli ordini, le vendite e la movimentazione di materie prime, semilavorati e prodotti finiti sia tra le società del Gruppo che tra queste e la rete distributiva.

La Società ha proseguito nel piano di estensione del sistema informativo alle altre società del Gruppo estendendolo a De' Longhi America Inc. e da De' Longhi Nederland B.V. per un totale di oltre 1.000 utenti abilitati.

*L'attività di ricerca e sviluppo*

La funzione di ricerca e sviluppo del Gruppo, nella quale vengono costantemente effettuati rilevanti investimenti , dispone di 10 laboratori e di 13 uffici tecnici, ubicati all'interno o nelle vicinanze degli impianti produttivi. Il Gruppo dedica all'attività di ricerca e sviluppo oltre 223 risorse. Tali significativi investimenti, hanno consentito al Gruppo di ottenere e consolidare nel tempo vantaggi competitivi, tra cui sottolineiamo:

- Efficienza del ciclo produttivo ed il contenimento dei costi di produzione mediante l'innovazione dei processi produttivi. Nei vari settori di attività, il Gruppo sfrutta le specifiche conoscenze sviluppate nel settore dello stampaggio delle lamiere, della saldatura, dell'iniezione della plastica, della verniciatura e smaltatura, dell'utilizzo dei gas, dell'elettronica e dell'elettrotecnica per progettare e realizzare impianti produttivi altamente automatizzati, moderni ed efficienti sotto il profilo dei costi.

- La capacità di individuare soluzioni e tecnologie innovative grazie alle quali è stato possibile assecondare, e spesso anticipare, i mutamenti delle esigenze della clientela e del quadro normativo di riferimento.

L'attività svolta ha consentito al Gruppo di accedere ai benefici concessi dalla Legge 46/82, "*Programma di ricerca applicata*", per lo studio di "*Nuovi sistemi condizionanti utilizzanti come gas refrigerante idrocarburi in luogo dei CHF e degli HCFC e relativo processo prototipale di produzione*" e di una "*Macchina per la produzione di acqua od aria calda o fredda mediante un fluido frigorigeno*". Sono stati, altresì ottenuti i contributi previsti dalla Legge 140/97 "*Innovazione Tecnologica*".

Nel segmento condizionatori murali sono state messe inoltre a punto interessanti soluzioni basate sull'utilizzo di Internet volte a evolvere e aumentare funzionalità esistenti mediante la possibilità di telegestione, telecontrollo a distanza fortemente innovative rispetto agli standards di mercato.

Nel 2000 la sola Capogruppo ha sostenuto costi di ricerca e sviluppo per circa Lire 11 miliardi che sono stati imputati interamente a conto economico ad eccezione di quanto relativo al progetto "nuovo microonde vocale" che è stato capitalizzato per Lire 270 milioni stante le caratteristiche di sviluppo di specifico prodotto chiaramente definito .

In previsione del possibile sfruttamento della Legge 140/97 "Innovazione tecnologica" forniamo il dettaglio dell'informativa richiesta, relativamente alla sola Capogruppo.

Natura e descrizione delle attivita' di ricerca e sviluppo

L'attività ha riguardato diversi progetti di ricerca che hanno riguardato l'area condizionamento per Lire 4,2 miliardi , l'area riscaldamento per Lire 1,8 miliardi e l'area piccoli elettrodomestici per Lire 5,2 miliardi;

Natura , descrizione dei costi dedotti ai sensi del Dpr 917/86

Le spese sostenute nell'esercizio sono relative a (i) costi del personale dedicato all'attivita' di Ricerca & Sviluppo per Lire 4,4 miliardi (ii) costi per strumentazioni ed attrezzatura per Lire 0,6 miliardi e (iii) costi per servizi di consulenza tecnologica, per acquisizione di conoscenze e per spese generali per Lire 6 miliardi

Descrizione dei risultati fondamentali conseguiti e possibili ricadute di conoscenze

A testimonianza della capacità di innovazione espressa in questo momento dal Gruppo e a giustificazione quindi della efficacia della spesa sostenuta, si sottolinea la registrazione di importanti invenzioni nel corso del 2000 tra cui nella famiglia dei termoradiatori il brevetto relativo ad una particolare struttura di radiatori per il riscaldamento di locali, nel segmento della climatizzazione un brevetto per una macchina per la produzione di acqua o aria calda e fredda mediante fluido frigorigeno e nel segmento per i prodotti della cottura un brevetto per un forno a microonde a comando vocale e procedimento automatico per la cottura di prodotti alimentari.

*Investimenti e prodotti*

Gli investimenti complessivi in immobilizzazioni materiali sono stati pari a circa Lire 35 miliardi, di questi oltre Lire 19 miliardi sono stati spesi in stampi e attrezzature per la produzione di nuovi prodotti. Per il resto si è trattato prevalentemente di investimenti di completamento e mantenimento della attuale capacità produttiva.

Nel corso del 2000 è stato avviato un nuovo stabilimento produttivo ad Ampezzo (UD) specializzato nell'assiemaggio di macchine da caffè , termoventilatori, forni elettrici e bistecchiere, che ha già raggiunto livelli significativi di efficienza operativa in linea con gli standards del Gruppo.

A titolo di esempio riepiloghiamo i principali prodotti realizzati nel corso del 2000:

- nuove macchine da caffe'espresso a pompa dotate di un innovativo sistema per montare il latte e nuova serie BAR 50 e 51 dotate di cappuccino istantaneo IFD.
- Nuova macchina a vapore aspirato (estrattore a vapore)
- Nuova serie dei sistemi stiranti Simac
- Nuova serie di friggitrici statiche a capacita' elevata posizionate sulla fascia alta del mercato
- estensione della gamma "retrò'" degli sfornatutto con la realizzazione di un modello per il mercato Americano con cavita' da 12 litri.
- nuovo modello di forno combinato ventilato in acciaio inox
- completamento della gamma dei forni ventilati con realizzazione di due forni digitali , elettronici sia nei comandi che nella regolazione della temperatura per il mercato americano.
- Nuovo pinguino acqua-aria interamente in plastica con l'esclusivo sistema Turbo power
- Nuova gamma di termoventilatori da bagno"caldobagno" per la fascia alta del mercato e termoventilatore da tavolo ;
- Nuovo modello elettronico di termoventilatore con funzione intelligente
- ( ECC-Electronic Climate Control)
- Nuova serie di convettori a resistenza corazzata per il mercato americano

Nel corso del 2000 sono stati effettuati ingenti investimenti in pubblicita' e comunicazione per un ammontare di circa Lire 64 miliardi che sono stati interamente imputati a conto economico. L'attivita' ha riguardato il sostenimento e consolidamento di linee di prodotti gia' esistenti, sia nei prodotti per la cottura e preparazione dei cibi che nella climatizzazione, ed il lancio di nuovi prodotti.

In particolare nel corso del 2000 sono state realizzate importanti campagne pubblicitarie per il lancio del microonde "doppioforno" in Italia e per il lancio del nuovo concetto di "living innovation" negli Stati Uniti abbinato ai forni digitali, friggitrici e macchine da caffe' combinata.

*Le attività ed i rapporti con le imprese controllate, controllanti e collegate*

I rapporti con le imprese controllanti sono indicati nella nota integrativa nelle note illustrative alle singole poste dello stato patrimoniale e del conto economico. In conformita' alle disposizioni di legge, precisiamo che non risultano detenute ne sono state acquistate o vendute nell'esercizio azioni proprie.

*Euro*

L'analisi condotta sulla strategicita' del passaggio all'Euro, quale moneta di conto, ha indotto a prevedere per il secondo semestre dell'esercizio 2001 la data di effettuazione del cambiamento.

*Eventi successivi alla chiusura dell'esercizio*

Aumento del capitale sociale

Nei primi giorni del 2001 è stata convocata l'assemblea straordinaria degli azionisti con, all'ordine del giorno, la proposta di aumento del capitale sociale a pagamento riservato in opzione agli azionisti; a tale riguardo siamo stati informati che gli azionisti della Capogruppo De' Longhi S.p.A. hanno confermato la loro volontà alla sottoscrizione dell'intero aumento di capitale sociale, per l'importo di lire 250.587 milioni.

Kenwood

Nei primi mesi del 2001 la De' Longhi S.p.A. attraverso una controllata ha portato a termine, mediante un' OPA, l'acquisto dell'intero capitale sociale della società Kenwood Appliances Plc. per un costo complessivo alla fine dell'O.P.A. di circa GBP 46,2 milioni (pari a circa Lire 142,4 miliardi). Tale società a capo di un Gruppo attivo nel settore dei prodotti per la preparazione dei cibi, pulizia della casa e stiro, che ha sviluppato nell'esercizio chiuso al 31 marzo 2001 un fatturato di circa GBP 155,2 milioni (pari a lire 484 miliardi).

L'acquisizione di Kenwood consentirà al Gruppo di migliorare il suo posizionamento strategico nel segmento dei prodotti per la cottura/preparazione dei cibi ove si posiziona come *leader* di livello europeo. La qualità del marchio acquisito, la massa critica raggiunta, l'aumentata capacità di acquisti, la forte complementarietà di prodotto e distribuzione, la possibilità di disporre di uno stabilimento in Cina attualmente sotto utilizzato, costituiscono i principali punti qualificanti di questa acquisizione.

Ad eccezione di quanto indicato precedentemente non si segnalano fatti di rilievo che possano aver influito in modo rilevante sull'andamento aziendale o che possano aver modificato la struttura patrimoniale finanziaria ed economica della Societa'.

*Le prospettive/evoluzioni prevedibili della gestione*

Nel corso del 2001 proseguira' la strategia di sviluppo volta a mantenere le quote di mercato nei segmenti di business e nei paesi dove la posizione è di leader dominante o dove il mercato è in crescita e ad aumentare le quote stesse nei mercati di maggiore sviluppo mediante l'innovazione del prodotto, la forza della struttura distributiva.

Il processo di integrazione con il Gruppo Kenwood programmato a partire dal II trimestre del 2001 dovrebbe poi permettere il raggiungimento di importanti sinergie e di conseguenti importanti ritorni economici.

I risultati dei primi mesi del nuovo esercizio confermano le aspettative di una ulteriore crescita.

Si prevede inoltre che i risultati della gestione potranno trarre vantaggi dall'attuale tendenza alla riduzione dei costi delle materie prime.

Le vendite risultano essere in crescita con un miglioramento del margine di contribuzione lordo rispetto al medesimo periodo del 2000 come per le società di recente acquisizione.

Per il Consiglio di Amministrazione
L'Amministratore Delegato
Stefano Beraldo

DE' LONGHI S.p.A.

Capitale sociale lire 400.000.000.000

Sede legale in Treviso, Via L.Seitz n. 47

Registro Imprese di Treviso n. 41279 – Codice Fiscale 11570840154

* * *

## RELAZIONE DEL COLLEGIO SINDACALE

## AL BILANCIO CONSOLIDATO DEL GRUPPO DE' LONGHI

## AL 31 DICEMBRE 2000

Signori Azionisti,

abbiamo esaminato il progetto di bilancio consolidato dell'esercizio chiuso al 31 dicembre 2000 del Gruppo De' Longhi, redatto ed approvato dagli amministratori in data odierna; esso si sintetizza nei seguenti valori *(Importi in milioni di lire)*:

| | |
|---|---|
| Attivo | 1.856.861 |
| Differenza di consolidamento | 545.344 |
| Totale attivo | 2.402.205 |
| Passività | 1.932.776 |
| Capitale e riserve di gruppo | 440.812 |
| Utile (perdita) dell'esercizio di gruppo | 27.980 |
| Capitale e riserve di terzi | 433 |
| Utile (perdita) dell'esercizio di pertinenza di terzi | 204 |
| Totale passivo | 2.402.205 |

I conti d'ordine ammontano a Lit. 64.254 milioni.

Il conto economico consolidato, che rappresenta la gestione dal 1 gennaio 2000 al 31 dicembre 2000, può essere riassunto come segue:

*(Importi in milioni di lire)*:

| | |
|---|---|
| Valore della produzione | 1.304.215 |
| Costi della produzione | (1.183.923) |
| **Differenza** | **120.292** |
| Proventi e oneri finanziari | (30.782) |
| Rettifiche di valore di attività finanziarie | 52 |
| Proventi e oneri straordinari | (19.935) |
| **Risultato prima delle imposte** | **69.627** |
| Imposte sul reddito dell'esercizio | (41.443) |
| **Utile (perdita) dell'esercizio consolidato(a)** | (204) |
| **Utile (perdita) dell'esercizio di pertinenza di terzi** | 27.980 |

* * *

In pari data, dopo aver effettuato le verifiche nel seguito descritte, abbiamo provveduto a redigere la presente relazione rinunciando, per quanto di nostra competenza, ai termini previsti dal comma 1 dell'art. 2429 del Codice Civile.

In dettaglio, risulta che il bilancio consolidato è stato redatto nel rispetto delle disposizioni di cui al D.Lgs. n. 127/91.

La nota integrativa al bilancio consolidato illustra la composizione delle voci sopra elencate e le variazioni nelle stesse intervenute rispetto all'esercizio precedente.

Vi segnaliamo che il bilancio consolidato chiude con un utile di pertinenza del Gruppo di Lit. 27.980 milioni, con una flessione rispetto all'esercizio precedente di Lit. 21.145 dovuta in modo prevalente alla crescita degli oneri straordinari.

Il nostro esame è stato svolto secondo i principi di comportamento del collegio sindacale, enunciati dal Consiglio Nazionale dei Dottori Commercialisti e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio consolidato, interpretate ed integrate dai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, nonché ove necessario, ai principi contabili internazionali dell'International Accounting Standards Comitee.

Il nostro esame è stato finalizzato a verificare la regolarità del bilancio consolidato e la sua corrispondenza alle scritture della società controllante ed alle informazioni trasmesse dalle società controllate incluse nell'area di consolidamento.

Nella relazione degli Amministratori sulla gestione vengono esposte le vicende che hanno interessato il Gruppo, nonché il settore in cui lo stesso opera. Abbiamo verificato la congruità delle informazioni riportate nella stessa con le risultanze del bilancio consolidato.

Abbiamo altresì esaminato le relazioni sulla gestione e le relazioni del collegio sindacale delle società controllate incluse nell'area di consolidamento, il prospetto delle scritture di elisione delle partecipazioni ed il dettaglio delle differenze di consolidamento.

Vi comunichiamo che dalle verifiche effettuate non sono emersi rilievi; di conseguenza, il bilancio consolidato del Gruppo al 31 dicembre 2000 risulta

corrispondere alle risultanze delle scritture contabili della Capogruppo ed alle informazioni trasmesse dalle imprese incluse nell'area di consolidamento.

Treviso, 10 aprile 2001

I sindaci

Carlo Garavaglia

Giuliano Saccardi

Giancarlo Malerba

# RELAZIONE DELLA SOCIETÀ DI REVISIONE

Agli azionisti della
De' Longhi SpA

1 Abbiamo svolto la revisione contabile del bilancio consolidato della società De' Longhi SpA e controllate (gruppo De' Longhi) chiuso al 31 dicembre 2000 . La responsabilità della redazione del bilancio consolidato compete agli amministratori della società De' Longhi SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale. I bilanci di alcune società controllate sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda circa il 7 per cento del totale attivo consolidato e circa il 21 per cento del valore della produzione consolidato è basato anche sulla revisione svolta da altri revisori.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 26 giugno 2000.

3 A nostro giudizio, il bilancio consolidato del gruppo De' Longhi al 31 dicembre 2000 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico del gruppo.

Treviso, 11 aprile 2001

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

BOSTON
BRUSSELS
CHICAGO
FRANKFURT
HAMBURG
HONG KONG
LONDON
LOS ANGELES
MOSCOW
NEW JERSEY

**Latham & Watkins**
SOLICITORS AND REGISTERED
FOREIGN LAWYERS
WWW.LW.COM

NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
PARIS
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

April 25, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: **De' Longhi S.p.A.**
**Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended**

# VOLUME 2

02 APR 30 AM 11:30

99 BISHOPSGATE • LONDON EC2M 3XF UNITED KINGDOM
TELEPHONE: +44-20-7710-1000 • FAX: +44-20-7374-4460

02 APR 30 AM 11:30

# Statutory financial statements 2000

| ASSETS | 31.12.00 Partial | 31.12.00 Total | 31.12.99 Partial | 31.12.99 Total |
|---|---|---|---|---|
| **A Receivables from shareholders** | | **-** | | **24,999,697,000** |
| **B Assets** | | | | |
| *Intangible fixed assets* | | | | |
| Start-up expenses | | 78,906,800 | | 157,851,868 |
| Research, development and advertising | | 214,269,119 | | - |
| Industrial and other patent rights | | 2,592,056,432 | | 2,298,828,543 |
| Concessions, licenses, trademarks and similar rights | | 171,637,213,986 | | 190,749,162,435 |
| Goodwill | | 374,516,006 | | 436,935,341 |
| Others | | 1,062,367,292 | | 393,137,783 |
| Total intangible fixed assets | | 175,959,329,635 | | 194,035,915,970 |
| *Tangible fixed assets* | | | | |
| Land and buildings | | 119,017,694,510 | | 124,109,469,049 |
| Plant and machinery | | 56,230,969,061 | | 65,598,578,664 |
| Industrial and commercial equipment | | 17,414,985,355 | | 20,532,581,778 |
| Other assets | | 3,738,150,905 | | 4,419,525,836 |
| Assets under construction and advances to suppliers | | 919,609,831 | | 476,357,471 |
| **Total tangible fixed assets** | | **197,321,409,662** | | **215,136,512,798** |
| *Financial assets* | | | | |
| Equity investments in: | | | | |
| subsidiaries | 91,577,720,919 | | 36,888,900,976 | |
| associated companies | 11,904,334,055 | | 11,904,336,032 | |
| other companies | 295,390,482 | 103,777,445,456 | 380,953,913 | 49,174,190,921 |
| Accounts receivable due from: | | | | |
| subsidiaries | | | | |
| within 1 year | 20,694,579,542 | | 1,800,000,000 | |
| more than 1 year | 120,461,358,233 | 141,155,937,775 | 3,461,358,233 | 5,261,358,233 |
| parents | | - | | 8,000,000,000 |
| other companies: | | | | |
| within 1 year | 101,710,447 | | 188,721,369 | |
| more than 1 year | 1,421,205,558 | 1,522,916,005 | 19,995,509,819 | 20,184,231,188 |
| Total accounts receivable | | 142,678,853,780 | | 33,445,589,421 |
| Total financial assets | | 246,456,299,236 | | 82,619,780,342 |
| **Total fixed assets** | | **619,737,038,533** | | **491,792,209,110** |
| **C Current assets** | | | | |
| *Inventory* | | | | |
| Raw materials and consumables | | 67,452,049,120 | | 50,202,235,656 |
| Work in progress | | 13,820,115,009 | | 10,300,922,522 |
| Finished goods | | 95,465,085,290 | | 67,160,934,160 |
| Total inventiry | | 176,737,249,419 | | 127,664,092,338 |
| *Receivables* | | | | |
| From customers: | | 270,090,293,346 | | 279,130,953,474 |
| From subsidiaries | | 208,965,238,990 | | 163,680,645,093 |
| From associated companies | | 2,528,647,402 | | 1,924,552,555 |
| From parent companies | | 400,962,329 | | 31,150,000 |
| Other receivables | | | | |
| within 1 year | 41,263,523,188 | | 81,580,223,344 | |
| more than 1 year | 2,965,440,325 | 44,228,963,513 | - | 81,580,223,344 |
| Total receivables | | 526,214,105,580 | | 526,347,524,466 |
| *Short term financial assets* | | | | |
| Equity investments | | 1,753,600,000 | | 1,753,600,000 |
| Other securities | | 250,390,073 | | 2,597,420,000 |
| Total short term financial assets | | 2,003,990,073 | | 4,351,020,000 |
| Liquid funds | | | | |
| Cash in bank | | 42,436,642,803 | | 94,053,915,653 |
| Cheques | | 957,915,000 | | 50 |
| Cash in hand | | 303,860,178 | | 248,225,703 |
| Total liquid funds | | 43,698,417,981 | | 94,302,141,406 |
| **Total current assets** | | **748,653,763,053** | | **752.664.778.210** |
| **D Prepayments and accrued income** | | | | |
| Accrued income | | 3,244,486,938 | | 1,903,049,086 |
| Prepayments | | 2,751,994,015 | | 820,973,647 |
| **Total prepayments and accrued income** | | **5,996,480,953** | | **2,724,022,733** |
| **Total assets** | | **1,374,387,282,539** | | **1,272,180,707,053** |

*in Italian Lire*

**LIABILITIES**

| | 31.12.00 | | 31.12.99 | |
|---|---|---|---|---|
| | Partial | Total | Partial | Total |
| **A Shareholders' equity** | | | | |
| *Share capital* | | 400,000,000,000 | | 400,000,000,000 |
| *Additional paid-in capital* | | - | | - |
| *Revaluation reserve* | | - | | - |
| *Legal reserve* | | 4,565,022,373 | | 1,820,448,203 |
| *Reserve for treasury stock on hand* | | - | | - |
| *Statutory reserve* | | - | | - |
| *Other reserves* | | 34,240,868,370 | | 26,168,723,100 |
| *Net income (loss) for the year* | | 34,466,961,394 | | 54,891,483,396 |
| **Total shareholders equity** | | **473,272,852,137** | | **482.880,654,699** |
| **B Provision for contingencies and obligations** | | | | |
| Provisions for agents leaving indemnity and similar obligations | | 2,658,072,816 | | 2,652,411,948 |
| Other provisions | | 13,224,000,000 | | 17,365,998,228 |
| **Total** | | **15,882,072,816** | | **20,018,410,176** |
| **C Staff leaving indemnity** | | **19,083,012,846** | | **18,193,388,802** |
| **D Payables** | | | | |
| Debentures | | | | |
| more than 1 year | - | - | 92,711,000,000 | 92,711,000,000 |
| Bank loans and overdrafts | | | | |
| within 1 year | 60,433,447,382 | | 10,313,758,500 | |
| more than 1 year | 177,036,358,911 | 237,469,806,293 | 226,853,464,222 | 237,167,222,722 |
| Other financing payables | | - | | 23,272,012,856 |
| Advances | | 4,562,366,064 | | 2,148,107,449 |
| Trade payables | | 171,781,858,224 | | 153,285,344,172 |
| Payables due to subsidiaries | | | | |
| within 1 year | 53,031,515,155 | | 50,353,970,540 | |
| more than 1 year | 317,085,416,310 | 370,116,931,465 | - | 50,353,970,540 |
| Payables due to associated companies | | 1,369,155,365 | | 275,750,119 |
| Payables due to parent companies | | | | |
| within 1 year | 21,095,423 | | 150,506,223,981 | |
| more than 1 year | - | 21,095,423 | 450,000,000 | 150,956,223,981 |
| Payables due to tax authorities | | | | |
| within 1 year | 25,231,421,914 | | 19,282,342,939 | |
| more than 1 year | 29,383,175,971 | 54,614,597,885 | - | 19,282,342,939 |
| Social security payables | | 4,170,821,279 | | 3,999,876,574 |
| Other payables | | 16,697,392,350 | | 15,583,144,858 |
| **Total payables** | | **860,804,024,348** | | **749,034,996,210** |
| **E Accrued liabilities and deferred income** | | | | |
| Accrued liabilities | | 5,345,320,392 | | 2,053,257,166 |
| **Total accrued liabilities and deferred income** | | **5,345,320,392** | | **2,053,257,166** |
| **Total liabilities** | | **901,114,430,402** | | **789,300,052,354** |
| **Total liabilities and shareholders' equity** | | **1,374,387,282,539** | | **1,272,180,707,053** |
| **Memorandum accounts** | | **487,382,582,176** | | **283,475,922,618** |

*in Italian Lire*

**INCOME STATEMENT**

| | 31.12.00 | | 31.12.99 | |
|---|---|---|---|---|
| | Partial | Total | Partial | Total |
| **A Income** | | | | |
| Net revenues from the sale of goods and services | | 924,229,044,578 | | 822,493,463,600 |
| Changes in work in progress and | | | | |
| finished goods (inventory) | | 31,823,343,617 | | (19,208,785,112) |
| Increases in fixed assets for internal work | | 3,870,372,271 | | 2,345,850,610 |
| Other income | | 27,150,819,208 | | 21,711,962,359 |
| **Value of production (revenues)** | | **987,073,579,674** | | **827,342,491,457** |
| **B Expenses** | | | | |
| Raw and subsidiary material and goods | | 529,147,487,864 | | 400,561,087,087 |
| Services | | 196,081,289,920 | | 157,632,450,302 |
| Leases | | 4,330,072,558 | | 3,036,473,570 |
| Personnel costs: | | | | |
| salaries and wages | 69,804,303,772 | | 66,413,948,971 | |
| social security costs | 23,918,680,743 | | 22,632,638,867 | |
| severance payments | 5,096,403,606 | | 4,397,340,929 | |
| other costs | 545,434,175 | 99,364,822,296 | 386,594,323 | 93,830,523,090 |
| Amortisation, depreciation and writedowns: | | | | |
| amortisation of intangible fixed assets | 21,460,994,607 | | 14,114,078,903 | |
| depreciation of tangible fixed assets | 41,392,113,365 | | 31,805,356,673 | |
| writedowns of trade receivables | 5,824,605,852 | 68,677,713,824 | 6,322,814,061 | 52,242,249,637 |
| Changes in stock of raw materials and | | | | |
| consumables | | (17,249,813,464) | | (2,919,378,471) |
| Provision for risks | | 6,497,881,099 | | 5,581,601,866 |
| Sundry operating expenses | | 7,136,004,310 | | 6,324,751,004 |
| **Total production costs (expenses)** | | **893,985,458,407** | | **716,289,758,085** |
| **Difference between revenues and expenses (A - B)** | | **93,088,121,267** | | **111,052,733,372** |
| **C Financial income and expenses** | | | | |
| Income from equity investments: | | | | |
| Dividends | | | 7,686,512,364 | |
| others | | 21,333,286,404 | 78,158,350 | 7,764,670,714 |
| Other financial income: | | | | |
| from securities included in financial | | | | |
| assets other than partecipations | 3,096,989,161 | | 2,807,814,539 | |
| other income: | | | | |
| from subsidiaries | 198,447,415 | | 279,080,672 | |
| from parents | 400,962,329 | | 2,271,136,644 | |
| others | 28,501,298,033 | 32,197,696,938 | 15,255,662,396 | 20,613,694,251 |
| Interest and other financial expenses: | | | | |
| from subsidiaries | (3,109,593,920) | | (144,911,665) | |
| from parents | (6,640,902,601) | | (13,041,857,399) | |
| others | (47,852,110,274) | (57,602,606,795) | (36,164,390,261) | (49,351,159,325) |
| **Total financial income and expenses** | | **(4,071,623,453)** | | **(20,972,794,360)** |
| **D Adjustment to financial assets** | | | | |
| Revaluations of equity investments | | 1,359,974,108 | | |
| Writedowns of equity investments | | (565,169,029) | | (20,888,931,439) |
| **Total adjustments to financial assets** | | **794,805,079** | | **(20,888,931,439)** |
| **E Extraordinary income and expenses** | | | | |
| Income | | 2,452,963,612 | | - |
| Expenses | | (22,058,116,111) | | (2,467,207,177) |
| **Total extraordinary income and expenses** | | **(19,605,152,499)** | | **(2,467,207,177)** |
| **Net income (loss) before income tax** | | **70,206,150,394** | | **66,723,800,396** |
| Income taxes | | (35,739,189,000) | | (11,832,317,000) |
| **Net income (loss) for the year** | | **34,466,961,394** | | **54,891,483,396** |

*in millions Lire*

## Statements of cash flows for years ended December 31st, 2000 and 1999

| | 2000 | 1999 |
|---|---|---|
| **Cash flows provided (used) by operating activities** | | |
| Net income (loss) for the year | 34,467 | 54,891 |
| Depreciation - Amortisation | 62,853 | 45,919 |
| Staff and agents leaving indemnity | 890 | (104) |
| Losses on financial assets disposal (net of gain) | (6,432) | 22,643 |
| (Increase) decrease in deferred taxes provision | 11,147 | 1,655 |
| Other provisions (net of use) | 5,460 | 3,401 |
| **Total** | **108,385** | **128,405** |
| Changes in Working Capital: | | |
| Trade receivables | 9,042 | 19,490 |
| Net inventory | (49,073) | 15,289 |
| Trade payables | 20,908 | 27,940 |
| Other payables, receivables, accrued liabilities and deferred income | 18,771 | (6,744) |
| Receivables and payables with subsidiaries, associated companies and parents | (16,703) | 42,680 |
| **Total** | **(17,055)** | **98,655** |
| **Cash flows used in investing activities** | | |
| Fixed assets additions | (23,576) | (20,110) |
| Sale (purchase) of investments | (57,774) | (6,547) |
| Increase in intangible assets | (3,384) | (974) |
| Other receivables | 18,661 | (828) |
| **Total** | **(66,073)** | **(28,459)** |
| **Cash flows provided (used) by changes in shareholders' equity** | | |
| *Increase in share capital* | - | *100,000* |
| **Total** | **-** | **100,000** |
| **Change in financial net position** | **25,257** | **298,601** |
| *Financial net position at the beginning of the financial year* | (394,928) | (693,529) |
| **Financial net position at the end of the financial year** | **(369,671)** | **(394,928)** |
| Change in extraordinary reserve | | |
| for substitution tax compensation | (44,077) | |
| Change in other payables for substitution tax | 44,077 | |

*in millions Lire*

**Summary of consolidated net financial position for the years ended December 31st, 2000 and 1999**

| | 2000 | 1999 |
|---|---|---|
| Liquid funds | 43,698 | 94,302 |
| Short-term bank loans and overdrafts | (10,149) | (6,238) |
| Short-term investments and securities | 2,003 | 4,351 |
| Financing payables (within 1 year) | (50,285) | (4,075) |
| **Short term net financial position** | **(14,733)** | **88,340** |
| Financing payables (more than 1 year) | (177,036) | (226,854) |
| Debenture loans | - | (92,711) |
| **Total (partial)** | **(191,769)** | **(231,225)** |
| Financing receivables (net of payables) due from subsidiaries and parent companies | (177,902) | (140,431) |
| Financing receivables due from others | - | (23,272) |
| **Total net financial position** | **(369,671)** | **(394,928)** |

**Statement of changes in shareholders' equity for fiscal year at December 31st 2000**

| | Share capital | Legal reserve | Extraordinary reserve | Net income (loss) | Total |
|---|---|---|---|---|---|
| **Balance at 1 January 2000** | **400,000** | **1,820** | **26,169** | **54,892** | **482,881** |
| Appropriation of result for 1999 as per Shareholders Assembly of June 20th, 2000 | | 2,745 | 52,147 | (54,892) | - |
| Withdrawal, for accounting purposes, of the substitution tax payable due to the realignment of the fiscal values to the book values | | | (44,075) | | (44,075) |
| Net income (loss) | | | | 34,467 | 34,467 |
| **Balance at 31 December 2000** | **400,000** | **4,565** | **34,241** | **34,467** | **473,273** |

# DE'LONGHI S.P.A.

# Bilancio d'esercizio al 31 dicembre 2000

02 APR 30 AM 11:03

De'Longhi S.p.a. – Sede sociale: Via L. Seitz, 47 – 31100 Treviso – Italy
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese: Tribunale di Treviso n. 41279
Iscritta al R.E.A. di Treviso n. 224758
Codice Fiscale 11570840154 – Partita I.V.A. 03162730265

| ATTIVO | 31.12.2000 Parziali | 31.12.2000 Totali | 31.12.1999 Parziali | 31.12.1999 Totali |
|---|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | | 0 | | 24.999.697.000 |
| B) IMMOBILIZZAZIONI | | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | | | | |
| 1) Costi di impianto ed ampliamento | | 78.906.800 | | 157.851.868 |
| 2) Costi di ricerca, di sviluppo, di pubblicità | | 214.269.119 | | 0 |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | | 2.592.058.432 | | 2.298.828.543 |
| 4) Concessione, licenze, marchi e diritti simili | | 171.637.213.986 | | 190.749.162.435 |
| 5) Avviamento | | 374.516.006 | | 436.935.341 |
| 7) Altro | | 1.062.357.292 | | 393.137.783 |
| *TOTALE IMMOBILIZZAZIONI IMMATERIALI* | | 175.958.329.635 | | 194.035.915.970 |
| II - IMMOBILIZZAZIONI MATERIALI | | | | |
| 1) Terreni e fabbricati | | 119.017.694.510 | | 124.109.469.049 |
| 2) Impianti e macchinari | | 56.230.969.061 | | 65.598.578.664 |
| 3) Attrezzature industriali e commerciali | | 17.414.985.355 | | 20.532.581.778 |
| 4) Altri beni | | 3.738.150.905 | | 4.419.525.836 |
| 5) Immobilizzazioni in corso e acconti | | 919.609.831 | | 476.357.471 |
| *TOTALE IMMOBILIZZAZIONI MATERIALI* | | 197.321.409.662 | | 215.136.512.798 |
| III - IMMOBILIZZAZIONI FINANZIARIE | | | | |
| 1) Partecipazioni in: | | | | |
| a) imprese controllate | 91.577.720.919 | | 36.888.900.976 | |
| b) imprese collegate | 11.904.334.055 | | 11.904.336.032 | |
| c) altre imprese | 295.390.482 | 103.777.445.456 | 380.953.913 | 49.174.190.921 |
| 2) Crediti: | | | | |
| a) *verso imprese controllate* | | | | |
| - entro 12 mesi | 20.694.579.542 | | 1.800.000.000 | |
| - oltre 12 mesi | 120.461.358.233 | 141.155.937.775 | 3.461.358.233 | 5.261.358.233 |
| c) verso imprese controllanti | | 0 | | 8.000.000.000 |
| d) verso altri: | | | | |
| - entro 12 mesi | 101.710.447 | | 188.721.369 | |
| - oltre 12 mesi | 1.421.205.558 | 1.522.916.005 | 19.995.509.819 | 20.184.231.188 |
| Totale crediti | | 142.678.853.780 | | 33.445.589.421 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | | 246.456.299.238 | | 82.619.780.342 |
| TOTALE IMMOBILIZZAZIONI | | 619.737.038.533 | | 491.792.209.110 |
| C) ATTIVO CIRCOLANTE | | | | |
| I - RIMANENZE | | | | |
| 1) Materie prime, sussidiarie e di consumo | | 67.452.049.120 | | 50.202.235.656 |
| 2) Prodotti in corso di lavorazione e semilavorati | | 13.820.115.009 | | 10.300.922.522 |
| 4) *Prodotti finiti e merci* | | 95.465.085.290 | | 67.160.934.160 |
| TOTALE RIMANENZE | | 176.737.249.419 | | 127.664.092.338 |
| II - CREDITI | | | | |
| 1) *Verso clienti* | | 270.090.293.346 | | 279.130.953.474 |
| 2) Verso imprese controllate | | 208.965.238.990 | | 163.680.645.093 |
| 3) Verso imprese collegate | | 2.528.647.402 | | 1.924.552.555 |
| 4) Verso controllanti | | 400.962.329 | | 31.150.000 |
| 5) *Verso altri:* | | | | |
| - entro 12 mesi | 41.263.523.188 | | 81.580.223.344 | |
| - oltre 12 mesi | 2.965.440.325 | 44.228.963.513 | 0 | 81.580.223.344 |
| TOTALE CREDITI | | 526.214.105.580 | | 526.347.524.466 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | | | |
| 4) Altre partecipazioni | | 1.753.600.000 | | 1.753.600.000 |
| 6) Altri titoli | | 250.390.073 | | 2.597.420.000 |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | 2.003.990.073 | | 4.351.020.000 |
| IV - DISPONIBILITA' LIQUIDE | | | | |
| 1) Depositi bancari e postali | | 42.436.642.803 | | 94.053.915.653 |
| 2) *Assegni* | | 957.915.000 | | 50 |
| 3) Denaro e valori in cassa | | 303.860.178 | | 248.225.703 |
| TOTALE DISPONIBILITA' LIQUIDE | | 43.698.417.981 | | 94.302.141.406 |
| TOTALE ATTIVO CIRCOLANTE | | 748.653.763.053 | | 752.664.778.210 |
| D) RATEI E RISCONTI ATTIVI | | | | |
| 1) Ratei attivi | | 3.244.486.938 | | 1.903.049.086 |
| 2) Risconti attivi | | 2.751.994.015 | | 820.973.647 |
| *TOTALE RATEI E RISCONTI ATTIVI* | | 5.996.480.953 | | 2.724.022.733 |
| TOTALE ATTIVO | | 1.374.387.282.539 | | 1.272.180.707.053 |

| PASSIVO | 31.12.2000 Parziali | 31.12.2000 Totali | 31.12.1999 Parziali | 31.12.1999 Totali |
|---|---|---|---|---|
| A) PATRIMONIO NETTO | | | | |
| I - CAPITALE SOCIALE | | 400.000.000.000 | | 400.000.000.000 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | | 0 | | 0 |
| III - RISERVA DA RIVALUTAZIONE | | 0 | | 0 |
| IV - RISERVA LEGALE | | 4.585.022.373 | | 1.820.448.203 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 | | 0 |
| VI - RISERVE STATUTARIE | | 0 | | 0 |
| VII - ALTRE RISERVE | | 34.240.888.370 | | 26.168.723.100 |
| IX - UTILE DELL'ESERCIZIO | | 34.466.961.394 | | 54.891.483.396 |
| TOTALE PATRIMONIO NETTO | | 473.272.852.137 | | 482.880.654.699 |
| B) FONDI PER RISCHI E ONERI | | | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | | 2.658.072.818 | | 2.652.411.948 |
| 3) Altri | | 13.224.000.000 | | 17.365.998.228 |
| TOTALE FONDI PER RISCHI E ONERI | | 15.882.072.818 | | 20.018.410.176 |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO | | 19.083.012.846 | | 18.193.388.802 |
| D) DEBITI | | | | |
| 1) Obbligazioni | | | | |
| - oltre 12 mesi | 0 | 0 | 92.711.000.000 | 92.711.000.000 |
| 3) Debiti verso banche | | | | |
| - entro 12 mesi | 60.433.447.382 | | 10.313.758.500 | |
| - oltre 12 mesi | 177.036.358.911 | 237.469.806.293 | 226.853.464.222 | 237.167.222.722 |
| 4) Debiti verso altri finanziatori | | 0 | | 23.272.012.856 |
| 5) Acconti | | 4.582.368.084 | | 2.148.107.449 |
| 6) Debiti verso fornitori | | 171.761.858.224 | | 153.285.344.172 |
| 8) Debiti verso imprese controllate | | | | |
| - entro 12 mesi | 53.031.515.155 | | 50.353.970.540 | |
| - oltre 12 mesi | 317.085.416.310 | 370.116.931.465 | 0 | 50.353.970.540 |
| 9) Debiti verso imprese collegate | | 1.369.155.365 | | 275.750.119 |
| 10) Debiti verso imprese controllanti | | | | |
| - entro 12 mesi | 21.095.423 | | 150.506.223.981 | |
| - oltre 12 mesi | 0 | 21.095.423 | 450.000.000 | 150.956.223.981 |
| 11) Debiti tributari | | | | |
| - entro 12 mesi | 25.231.421.914 | | 19.282.342.939 | |
| - oltre 12 mesi | 29.383.175.971 | 54.614.597.885 | 0 | 19.282.342.939 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | | 4.170.821.279 | | 3.999.876.574 |
| 13) Altri debiti | | 16.697.392.350 | | 15.583.144.858 |
| TOTALE DEBITI | | 880.804.024.348 | | 749.034.996.210 |
| E) RATEI E RISCONTI PASSIVI | | | | |
| 1) Ratei passivi | | 5.345.320.392 | | 2.053.257.166 |
| RATEI E RISCONTI PASSIVI | | 5.345.320.392 | | 2.053.257.166 |
| TOTALE PASSIVO | | 901.114.430.402 | | 789.300.052.354 |
| TOTALE PATRIMONIO NETTO E PASSIVO | | 1.374.387.282.539 | | 1.272.180.707.053 |
| CONTI D'ORDINE | | 487.382.582.176 | | 283.475.922.618 |

| CONTO ECONOMICO | 31.12.2000 Parziali | 31.12.2000 Totali | 31.12.1999 Parziali | 31.12.1999 Totali |
|---|---|---|---|---|
| A) VALORE DELLA PRODUZIONE | | | | |
| 1) Ricavi delle vendite e delle prestazioni | | 924.229.044.578 | | 822.493.463.600 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | | 31.823.343.817 | | (19.208.785.112) |
| 4) Incrementi di immobilizzazioni per lavori interni | | 3.870.372.271 | | 2.345.850.610 |
| 5) Altri ricavi e proventi | | 27.150.819.208 | | 21.711.962.359 |
| TOTALE VALORE DELLA PRODUZIONE | | 987.073.579.874 | | 827.342.491.457 |
| B) COSTI DELLA PRODUZIONE | | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | | 529.147.487.864 | | 400.561.087.087 |
| 7) Per servizi | | 196.081.289.920 | | 157.632.450.302 |
| 8) Per godimento di beni di terzi | | 4.330.072.558 | | 3.036.473.570 |
| 9) *Per il personale:* | | | | |
| a) salari e stipendi | 69.804.303.772 | | 66.413.948.971 | |
| b) oneri sociali | 23.918.880.743 | | 22.632.638.867 | |
| c) trattamento di fine rapporto | 5.096.403.606 | | 4.397.340.929 | |
| e) altri costi | 545.434.175 | 99.364.822.296 | 386.594.323 | 93.830.523.090 |
| 10) Ammortamenti e svalutazioni: | | | | |
| a) ammortamento delle immobilizzazioni immateriali | 21.460.994.807 | | 14.114.078.903 | |
| b) ammortamento delle immobilizzazioni materiali | 41.392.113.385 | | 31.805.356.673 | |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | 5.824.605.852 | 68.677.713.824 | 6.322.814.061 | 52.242.249.637 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | | (17.249.813.464) | | (2.919.378.471) |
| 12) Accantonamenti per rischi | | 6.497.881.099 | | 5.581.601.866 |
| 14) Oneri diversi di gestione | | 7.136.004.310 | | 6.324.751.004 |
| TOTALE COSTI DELLA PRODUZIONE | | 893.985.458.407 | | 716.289.758.085 |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | | 93.088.121.267 | | 111.052.733.372 |
| C) PROVENTI E ONERI FINANZIARI | | | | |
| 15) *Proventi da partecipazioni:* | | | | |
| a) da imprese controllate | 0 | | 7.686.512.364 | |
| d) altri | 21.333.286.404 | 21.333.286.404 | 78.158.350 | 7.764.670.714 |
| 16) Altri proventi finanziari: | | | | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | 3.096.989.161 | | 2.807.814.539 | |
| d) proventi diversi dai precedenti: | | | | |
| - da imprese controllate | 198.447.415 | | 279.080.672 | |
| - da imprese controllanti | 400.962.329 | | 2.271.136.644 | |
| - altri | 28.501.298.033 | 32.197.696.938 | 15.255.662.396 | 20.613.694.251 |
| 17) Interessi e altri oneri finanziari: | | | | |
| a) da imprese controllate | (3.109.593.920) | | (144.911.665) | |
| b) da imprese controllanti | (6.640.902.601) | | (13.041.857.399) | |
| c) altri | (47.852.110.274) | (57.602.606.795) | (36.164.390.261) | (49.351.159.325) |
| TOTALE PROVENTI ED ONERI FINANZIARI | | (4.071.623.453) | | (20.972.794.360) |
| D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | | | |
| 18) Rivalutazioni: | | | | |
| a) di partecipazioni | | 1.359.974.108 | | |
| 19) Svalutazioni: | | | | |
| a) di partecipazioni | | (565.169.029) | | (20.888.931.439) |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | 794.805.079 | | (20.888.931.439) |
| E) *PROVENTI ED ONERI STRAORDINARI* | | | | |
| 20) Proventi: | | | | |
| b) varie | 2.452.963.612 | 2.452.963.612 | 0 | 0 |
| 21) Oneri: | | | | |
| b) altri oneri straordinari | (22.058.116.111) | (22.058.116.111) | (2.467.207.177) | (2.467.207.177) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | | (19.605.152.499) | | (2.467.207.177) |
| RISULTATO PRIMA DELLE IMPOSTE | | 70.206.150.394 | | 66.723.800.396 |
| 22) Imposte sul reddito dell'esercizio | | (35.739.189.000) | | (11.832.317.000) |
| 23) UTILE DELL'ESERCIZIO | | 34.466.961.394 | | 54.891.483.396 |

De' Longhi S.p.A.
Sede Sociale: Via L. Seitz, 47 - Treviso (TV)
Capitale Sociale: Lit. 400.000.000.000 i.v.
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 224758
Iscritta al R.E.A. di al n. 1476142

# NOTA INTEGRATIVA

## PREMESSA

Il bilancio dell'esercizio chiuso al 31 dicembre 2000 è stato redatto in conformità alla normativa del Codice Civile integrata dai principi contabili enunciati dai Consigli nazionali dei Dottori Commercialisti e dei Ragionieri e, ove mancanti, da quelli enunciati dall'International Accounting Standard Commitee (IASC) ed è costituito dallo stato patrimoniale, dal conto economico e dalla presente nota integrativa.

La presente Nota Integrativa, cosl come l'intero Bilancio di cui è parte integrante, rappresenta in modo veritiero e corretto la situazione patrimoniale della società, il risultato economico dell'esercizio e corrisponde alle scritture contabili. Non si è ritenuto pertanto necessario fornire, in ossequio all'art. 2423, altre informazioni complementari. Si precisa altresl che nell'allegato bilancio non si è proceduto a deroghe ai sensi del 4 comma dell'art. 2423.

Nel bilancio al 31 dicembre 2000 sono stati indicati gli importi delle corrispondenti voci del bilancio al 31 dicembre 1999. Per rendere omogenei i criteri di classificazione del bilancio 1999 con quelli del bilancio 2000 sono state effettuate alcune riclassifiche, che hanno riguardato principalmente alcune voci del conto economico.

Per facilità di lettura e per maggior chiarezza espositiva, le cifre qui indicate sono espresse in Lire milioni e alcuni commenti in Lire miliardi.

## ATTIVITA' DELLA SOCIETA'

La società De' Longhi S.p.A. svolge attività di produzione e commercializzazione di elettrodomestici, articoli per il riscaldamento ed il condizionamento. L'attività è svolta in più siti produttivi, situati in provincia di Treviso e di Udine. La società è presente sia sul Mercato Nazionale, attraverso una rete di 98 agenti e depositi, sia sui Mercati Esteri, tramite l'opera di società controllate e di importatori indipendenti, che distribuiscono il prodotto nei mercati di loro competenza.

## CRITERI APPLICATI NELLA VALUTAZIONE DELLE VOCI E NELLE RETTIFICHE DI VALORE

I criteri di valutazione più significativi applicati nella redazione del bilancio d'esercizio al 31 dicembre 2000, in ottemperanza a quanto previsto dall'articolo 2426 del Codice Civile, sono i seguenti:

**a- Immobilizzazioni immateriali**

Le immobilizzazioni immateriali sono iscritte al costo di acquisto inclusivo degli oneri accessori e sono ammortizzate sistematicamente in relazione della loro residua possibilità di utilizzo.

Qualora emerga, indipendentemente dall'ammortamento già contabilizzato, una perdita durevole di valore, l'immobilizzazione viene corrispondentemente svalutata; se in esercizi successivi vengono meno i presupposti della svalutazione, viene ripristinato il valore originario.

La voce costi di impianto e di ampliamento, che include le spese di costituzione e per aumenti di capitale, è ammortizzata in un periodo di cinque anni.

Le spese di ricerca e sviluppo sono capitalizzate se relative alla realizzazione di specifici prodotti chiaramente definiti per i quali è ragionevolmente dimostrata la fattibilita' tecnica degli stessi e l'esistenza di un futuro mercato. Il valore di iscrizione viene sistematicamente ammortizzato in un periodo di cinque anni.

Le concessioni, marchi e diritti simili sono ammortizzati in relazione alla loro residua possibilità di utilizzo stimata in un periodo di venti anni per i marchi e di quattro anni per i diritti di utilizzo delle opere di ingegno. Per quanto riguarda i marchi sono calcolati in aggiunta ammortamenti esclusivamente per finalità fiscali e nei limiti di quanto previsto dalla normativa tributaria.

L'avviamento è ammortizzato sistematicamente in un periodo di 10 anni che si ritiene possa essere ragionevolmente considerato rappresentativo dell'utilità futura.

L'iscrizione dei valori è avvenuta, ove prevista, con il consenso del collegio sindacale.

Si rammenta che, ai sensi dell'art. 2426 del C.C., fintanto che l'ammortamento dei costi di impianto e ampliamento, di ricerca, di sviluppo e pubblicità aventi durata pluriennale non risulti completato possono essere distribuiti dividendi solo se residuano riserve disponibili sufficienti a coprire l'ammontare residuo dei costi capitalizzati.

**b- Immobilizzazioni materiali**

Le Immobilizzazioni materiali sono iscritte al costo di acquisto o di produzione, comprensivo degli oneri accessori di diretta imputazione, nonché di una quota parte dei costi indiretti ragionevolmente imputabili al cespite, aumentato per alcune categorie di beni delle rivalutazioni monetarie effettuate ai sensi delle Leggi n. 576/75, n.72/83 e n. 413/91, e rettificato dai rispettivi ammortamenti accumulati.

Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni.

Gli ammortamenti sono calcolati in modo sistematico e per quote costanti applicando, sulla base della vita utile dei cespiti, a partire dall'esercizio di entrata

in funzione del bene, le seguenti aliquote di ammortamento, ridotti della metà per il primo esercizio:

| | |
|---|---|
| Fabbricati | 3,0% |
| Costruzioni leggere | 10,0% |
| Impianti generici/specifici | 10,0% |
| Grandi Impianti specifici | 15,5% |
| Forni di trattamento | 15,0% |
| Attrezzatura varia | 25,0% |
| Impianti di depurazione | 15,0% |
| Mobili e macchine ufficio | 12,0% |
| Macchine elettromeccaniche | 20,0% |
| Autoveicoli da trasporto | 20,0% |
| Autovetture | 25,0% |

Tali coefficienti sono ritenuti rappresentativi del normale periodo di deperimento e consumo degli impianti dello specifico settore produttivo in cui opera l'impresa. Negli esercizi in cui l'azienda si avvale del beneficio fiscale degli ammortamenti anticipati, questi sono iscritti indistintamente assieme agli ammortamenti ordinari, con contropartita la riduzione diretta delle relative voci delle Immobilizzazioni materiali. Gli effetti della contabilizzazione degli ammortamenti anticipati, sotto il profilo economico e patrimoniale, vengono evidenziati in sede di commento della voce "immobilizzazioni materiali".
I costi di manutenzione ordinaria sono addebitati integralmente a conto economico; quelli aventi natura incrementativa della vita utile dei beni cui si riferiscono sono attribuiti ai cespiti stessi e ammortizzati in relazione alle residue possibilità di utilizzo.

*c- Immobilizzazioni finanziarie*

Le partecipazioni sono valutate con il criterio del costo di acquisto, rettificato nei casi in cui le partecipate abbiano subito perdite di valore ritenute durevoli; il valore originario è ripristinato negli esercizi successivi ove vengano meno i motivi della svalutazione effettuata.

**d- Rimanenze di magazzino**

Le rimanenze sono valutate al minore tra il costo di acquisto o produzione ed il valore di realizzo desunto dall'andamento di mercato, applicando il criterio del costo medio ponderato. Il costo di produzione è stato utilizzato per i prodotti finiti e semilavorati; nella valutazione dei prodotti in corso di lavorazione si è tenuto conto del costo di produzione in funzione delle effettive fasi di lavorazione raggiunte a fine esercizio. Le rimanenze obsolete o a lento rigiro sono svalutate in relazione alla loro presunta possibilità di utilizzo futuro mediante l'iscrizione di un apposito fondo rettificativo del valore delle rimanenze.

*e- Crediti e debiti*

I crediti sono iscritti in bilancio al valore di presunto realizzo mediante lo stanziamento di congrui fondi di svalutazione, determinati adottando criteri di prudenza.
I debiti sono valutati al valore nominale.

**f- Attività finanziarie che non costituiscono immobilizzazioni**
Il valore di iscrizione dei titoli è determinato sulla base del costo di acquisto ovvero al valore di realizzazione desumibile dall'andamento del mercato, se minore; tale minor valore non è mantenuto nei successivi bilanci se ne sono venuti meno i motivi.

**g- Ratei e risconti**
I ratei e risconti attivi e passivi sono valorizzati sulla base del principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi, sugli esercizi medesimi.

**h- Disponibilità liquide**
Sono valutate al valore nominale.

**i- Fondi per rischi e oneri**
Sono stanziati in bilancio fondi specifici al fine di coprire oneri di natura determinata, di esistenza certa o probabile, dei quali alla chiusura dell'esercizio non sono determinabili l'ammontare o la data di sopravvenienza; gli stanziamenti riflettono la migliore stima possibile sulla base delle informazioni disponibili.

**l- Trattamento di fine rapporto di lavoro subordinato**
Il trattamento fine rapporto è accantonato in conformità alle leggi e ai contratti di lavoro in vigore e riflette la passività maturata nei confronti di tutti i dipendenti alla data di bilancio.

**m- Costi e ricavi**
Sono iscritti in bilancio secondo il principio della prudenza e della competenza economica.
I ricavi sono indicati al netto dei resi, degli sconti, degli abbuoni e dei premi, nonché delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. I ricavi per la vendita dei prodotti sono riconosciuti al momento del passaggio di proprietà che generalmente coincide con la spedizione dei beni.
I costi sono imputati al bilancio secondo criteri analoghi a quelli di riconoscimento dei ricavi.

**n- Differenze cambio originate da operazioni in valuta estera e criteri di conversione delle poste in valuta.**
Le operazioni effettuate in valuta estera vengono contabilizzate ai cambi contabili del momento in cui vengono poste in essere e le differenze cambio originatesi nel periodo vengono imputate al conto economico tra gli oneri e proventi finanziari.
I debiti e crediti in essere alla chiusura dell'esercizio e i contratti derivati di copertura sono adeguati ai cambi in vigore alla data di bilancio solo se dall'adeguamento complessivo scaturisce una perdita, mediante l'accantonamento al fondo rischi cambi così come consentito dalle norme di legge.

**o- Strumenti finanziari**
Gli strumenti finanziari utilizzati per operazioni di copertura del rischio di cambio sono valutati in modo coerente con le attività e passività coperte. In particolare relativamente alle operazioni di copertura delle attività e passività non denominate il Lire, gli oneri e proventi, nonché gli eventuali effetti, corrispondenti alla

differenza tra il valore contrattuale originario ed il valore a termine sono rilevati per competenza.

p- Imposte sul reddito

Sono determinate in relazione al reddito imponibile ed in conformità alle disposizioni vigenti nei singoli paesi. E' inoltre contabilizzato il saldo netto tra le imposte anticipate e differite sulla base di quanto previsto dal documento n. 25 emesso dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri in materia di trattamento contabile delle imposte sui redditi; sono state quindi stanziate le imposte anticipate (differite) secondo il metodo della passività fiscale per recepire gli effetti fiscali su tutte le differenze temporanee emergenti fra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali, applicando l'aliquota fiscale attualmente vigente.

q- Conti d'ordine

Gli impegni e le garanzie sono indicati nei conti d'ordine al loro valore contrattuale.

ILLUSTRAZIONE DELLE PRINCIPALI VOCI DELLO STATO PATRIMONIALE E DEL CONTO ECONOMICO.

A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI
Durante il 2000 è stato interamente incassato il credito verso i soci di Lire 25 miliardi per l'aumento di capitale sociale sottoscritto a dicembre 1999.

B) IMMOBILIZZAZIONI
Le voci delle immobilizzazioni immateriali "marchi" e delle immobilizzazioni materiali "grandi impianti" e "impianti generici/specifici" includono alcune rivalutazioni effettuate dalla Società in precedenti esercizi conseguenti l'allocazione del disavanzo di fusione non riconosciuto ai fini fiscali.
Si evidenzia che al 31 dicembre 2000 la Società, in applicazione dell'Art. 14 della L. 342/2000, ha inteso effettuare il riallineamento dei valori riconosciuti fiscalmente dei beni sotto elencati e posseduti al 31 dicembre 1999 rispetto ai maggiori valori civilistici esposti in bilancio.
Tale riallineamento ha comportato il pagamento di un imposta sostitutiva del 19% sull'ammontare della differenza tra i due valori. Nel prospetto che segue si riporta il dettaglio delle voci interessate dal riallineamento e la conseguente imposta sostitutiva che sono così dettagliati:

| | Differenza tra valori Civili e fiscali | Imposta sostitutiva |
|---|---|---|
| - marchi | 190,7 | 36,2 |
| - grandi impianti | 15,9 | 3,0 |
| - impianti generici/specifici | 25,4 | 4,8 |
| | 232,0 | 44,0 |

Detta imposta sostitutiva, sulla base di un'interpretazione sistematica e coordinata delle norme di legge e delle relative disposizioni di attuazione, è stata contabilizzata direttamente in diminuzione della voce di patrimonio netto "riserve straordinarie".
Inoltre, come previsto dalla normativa per l'importo del riallineamento, è stato posto un vincolo fiscale alle voci di patrimonio netto della società "riserve straordinarie" per Lire 34 miliardi, alla voce di bilancio "riserva legale" per Lire 4,5 miliardi ed alla voce "capitale sociale" per Lire 193,5 miliardi per un importo complessivo di lire 232 miliardi pari al riallineamento.
Un dettaglio delle rivalutazioni effettuate è riportato nell'allegato n° 4 della presente nota.

## I- Immobilizzazioni immateriali

Il dettaglio è il seguente:

| (in milioni di lire) | 31.12.1999 Lordo | Netto | 31.12.2000 Lordo | Netto | Differenza 2000/1999 |
|---|---|---|---|---|---|
| Costi d'impianto e di ampliamento | 768 | 158 | 768 | 79 | (79) |
| Costi di ricerca, sviluppo e pubblicità | 0 | 0 | 268 | 214 | 214 |
| Diritti di brevetto | 21.200 | 2.299 | 23.426 | 2.592 | 293 |
| Licenze, marchi e diritti simili | 233.074 | 190.749 | 233.074 | 171.637 | (19.112) |
| Avviamento | 624 | 437 | 624 | 375 | (62) |
| Altre voci | 1.390 | 393 | 2.245 | 1.062 | 669 |
| Totale | 257.056 | 194.036 | 260.405 | 175.959 | (18.077) |

La diminuzione di Lire 18 miliardi è la risultante degli ammortamenti calcolati nell'esercizio per Lire 21,4 miliardi e di incrementi per Lire 3,8 miliardi.
La voce "Costi di impianto" comprende le spese di costituzione e per aumento di capitale.
La voce "costi di ricerca e sviluppo" si riferisce alla capitalizzazione dei costi di sviluppo del progetto "nuovo Microonde Vocale".
La voce "diritti di brevetto e diritti di utilizzo delle opere di ingegno" include soprattutto diritti di utilizzo di software.
La voce "concessione, licenze, marchi e diritti simili" include soprattutto i marchi iscritti in seguito all'allocazione del disavanzo della fusione avvenuta nel 1995 che sono relativi al marchio aziendale e ad altri marchi registrati del gruppo (quali "Pinguino", "Sfornatutto", "Friggimeglio", "Stiromeglio", ecc.).
I marchi sono stati ammortizzati sulla base di un periodo di ammortamento di 10 anni, inferiore rispetto a quanto previsto dai criteri precedentemente menzionati esclusivamente per finalità fiscali. I maggiori ammortamenti sono stati calcolati esclusivamente in applicazione di norme tributarie, così come consentito dall'art. 2426 2° comma del Codice Civile e ammontano a Lire 7,5 miliardi.
Qualora non si fossero effettuati i suddetti maggiori ammortamenti il risultato d'esercizio ed il patrimonio netto sarebbero stati superiori di Lire 4,4 miliardi al netto dell'effetto fiscale.

Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2000 nelle principali voci delle immobilizzazioni immateriali:

| (in milioni di lire) | Impianto e ampliam.to | Costi di ricerca, sviluppo | Diritti di brevetto | Licenze, marchi e diritti simili | Avviamento | Altre | Totale |
|---|---|---|---|---|---|---|---|
| Saldo iniziale netto | 158 | | 2.299 | 190.749 | 437 | 393 | 194.036 |
| Incrementi | | 268 | 2.226 | | | 1.340 | 3.834 |
| Decrementi | | | | | | (450) | (450) |
| Ammort.ti | (79) | (54) | (1.933) | (19.112) | (62) | (221) | (21.461) |
| Saldo finale netto | 79 | 214 | 2.592 | 171.637 | 375 | 1.062 | 175.959 |

## II- Immobilizzazioni materiali

Le immobilizzazioni materiali sono così dettagliate:

| (in milioni di lire) | 31.12.1999 Lordo | Netto | 31.12.2000 Lordo | Netto | Differenza 2000/1999 |
|---|---|---|---|---|---|
| *Terreni e fabbricati* | 164.835 | 124.109 | 164.369 | 119.017 | (5.092) |
| Impianti e macchinari | 205.014 | 65.599 | 211.204 | 56.231 | (9.368) |
| *Attrezzature industriali* | 97.327 | 20.533 | 112.310 | 17.415 | (3.118) |
| Altre | 26.285 | 4.420 | 24.447 | 3.738 | (682) |
| Immobilizzazioni e acconti | 476 | 476 | 919 | 920 | 444 |
| Totale | 493.937 | 215.137 | 513.249 | 197.321 | (17.816) |

Le immobilizzazioni materiali diminuiscono di circa Lire 18 miliardi come risultante principalmente degli ammortamenti calcolati nell'esercizio per Lire 41,4 miliardi e acquisti per Lire 24,9 miliardi che riguardano principalmente la voce attrezzature *industriali, alimentata prevalentemente da stampi e attrezzature destinati alla* produzione di nuovi prodotti.

Nel corrente e in precedenti esercizi sono stati stanziati ammortamenti anticipati al fine di usufruire dei benefici fiscali, nei limiti previsti dalla vigente normativa tributaria. Qualora fossero stati calcolati gli ammortamenti unicamente sulla base delle aliquote ordinarie la voce "Immobilizzazioni materiali" sarebbe risultata superiore di Lire 13,9 miliardi e la voce "Ammortamenti" sarebbe risultata inferiore di Lire 7,7 miliardi. Di conseguenza il patrimonio netto ed il risultato d'esercizio sarebbero risultati rispettivamente superiori di Lire 8,2 miliardi e di Lire 4,5 miliardi al netto del relativo effetto fiscale.

*Il seguente prospetto evidenzia i movimenti intervenuti nel corso del 2000 nelle* principali voci delle immobilizzazioni materiali.

| (in milioni di lire) | Terreni e fabbricati | Impianti e macchinari | Attrezzature industriali e commerciali | Altri beni | Immobilizz. in corso e acconti | Totale |
|---|---|---|---|---|---|---|
| Saldo iniziale netto | 124.109 | 65.599 | 20.533 | 4.420 | 476 | 215.137 |
| Incrementi | 354 | 6.174 | 15.380 | 2.123 | 845 | 24.876 |
| Decrementi | (820) | (87) | (546) | (4.010) | (100) | (5.563) |
| Ammortamenti | (4.958) | (15.645) | (18.121) | (2.669) | | (41.393) |
| Altri movim.ti | 332 | 190 | 169 | 3.874 | (301) | 4.264 |
| Saldo finale netto | 119.017 | 56.231 | 17.415 | 3.738 | 920 | 197.321 |

III- Immobilizzazioni finanziarie

1- Partecipazioni
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Partecipazioni in società controllate | 91.578 | 36.889 |
| Partecipazioni in società collegate | 11.904 | 11.904 |
| Altre imprese | 295 | 381 |
| Totale | 103.777 | 49.174 |

L'incremento della voce "partecipazioni in imprese controllate" di Lire 54,7 miliardi è la risultante di:

- aumento del capitale sociale della società De' Longhi Pinguino SA per Lire 44,1 miliardi che, in considerazione della propria natura di società Holding di partecipazioni, è divenuta lo strumento del Gruppo per le operazioni di acquisizione in Italia ed all'estero. La controllata ha perfezionato a dicembre 2000 l'acquisizione di partecipazioni in società industriali, attive nelle linee di business "cucine", "radiatori" e "climatizzazione industriale" già appartenenti a società del Gruppo, ma escluse dall'area di consolidamento;
- costituzione della società E-Services S.r.l.
- alienazione di partecipazioni ritenute non più strategiche (De' Longhi Radiators S.r.l. e Nauta S.r.l.);
- acquisizione della partecipazione in De' Longhi Canada, prima controllata indirettamente tramite la società De' Longhi Canada Distributors Inc., che è stata poi ricapitalizzata mediante un versamento di capitale a copertura perdite esercizi precedenti (di Lire 6,9 miliardi).
- ricapitalizzazione delle società controllate De'Longhi France e De'Longhi Nederland per gli importi rispettivamente di Lire 8,8 miliardi e Lire 1,3 miliardi.

L'elenco delle partecipazioni in società controllate e collegate è riepilogato nell'allegato n. 3.

2- Crediti
L'importo di Lire 142,7 miliardi (Lire 33,4 miliardi al 31 dicembre 1999) si riferisce a finanziamenti onerosi concessi alla società controllata De' Longhi Pinguino SA, al credito per anticipo ritenute TFR e ai depositi cauzionali.

C) ATTIVO CIRCOLANTE

I- Rimanenze
La comparazione dei valori delle rimanenze di magazzino è la seguente:

| | 2000 | 1999 |
|---|---|---|
| Materie prime | 67.452 | 50.202 |
| Prodotti in corso di lavorazione | 13.820 | 10.301 |
| Prodotti finiti | 95.465 | 67.161 |
| Totale | 176.737 | 127.664 |

L'importo delle rimanenze è rettificato da un fondo svalutazione magazzino di Lire 5,5 miliardi (Lire 8 miliardi nel 1999) per i prodotti e le materie prime che

presentano bassa rotazione o obsolescenza e considerati non più strategici per l'*azienda*.
Evidenziamo inoltre che la valutazione delle rimanenze di magazzino sulla base del costo corrente non evidenzierebbe differenze significative.

**II- Crediti**
Il saldo è così composto:

| | 2000 | 1999 |
|---|---|---|
| Verso clienti | 270.090 | 279.131 |
| Verso imprese controllate | 208.965 | 163.681 |
| Verso imprese collegate | 2.529 | 1.924 |
| Verso imprese controllanti | 401 | 31 |
| Verso altri | 44.229 | 81.580 |
| **Totale** | **526.214** | **526.347** |

**1- Crediti verso clienti**
I crediti verso clienti sono esposti al netto di un fondo svalutazione crediti pari a *Lire 5,1 miliardi che rappresenta la stima ragionevole del rischio prevedibile alla* data di redazione del bilancio ed è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia.

I movimenti del fondo svalutazione crediti sono riepilogati nella tabella che segue:

| | 1999 | Utilizzo | Acc.to | 2000 |
|---|---|---|---|---|
| F.do svalutazione crediti | 18.106 | (17.937) | 4.925 | 5.094 |

La diminuzione dei crediti verso clientela, pur in presenza di un incremento di *fatturato, è dovuta prevalentemente ad un miglioramento dei termini di incasso.*

2- Crediti verso imprese controllate

Il dettaglio della voce crediti verso imprese controllate è così specificato:

| | 2000 | 1999 |
|---|---|---|
| Crediti v/controllate: | | |
| De' Longhi America Inc. | 70.473 | 41.056 |
| De' Longhi Ltd | 40.685 | 33.549 |
| De' Longhi Japan | 22.068 | 23.338 |
| De' Longhi Deutschland Gmbh | 13.079 | 10.982 |
| Effeplast Srl (ora Simac-Vetrella Spa) | 10.945 | 6.281 |
| La Supercalor S.p.A. | 10.240 | 7.989 |
| De' Longhi Canada Inc. | 9.719 | 9.798 |
| De' Longhi France S.a.r.l. | 6.661 | 17.667 |
| De' Longhi Nederland Bv | 6.375 | 4.750 |
| Climaveneta S.p.A. (*) | 5.241 | - |
| Elba S.p.A. (*) | 4.810 | - |
| Ariagel S.p.A. | 2.959 | 2.165 |
| Radel S.p.A. (*) | 1.610 | - |
| DL Radiators S.p.A. (*) | 1.083 | - |
| E-Services S.r.l. | 982 | 0 |
| Simac Vetrella S.p.A. | 1.558 | 1.349 |
| Altre minori | 477 | 4.757 |
| **Totale** | **208.965** | **163.681** |

(*) Trattasi di crediti verso società acquisite dalla controllata De'Longhi Pinguino S.a. in data 28 dicembre 2000.

3- Crediti verso imprese collegate

La voce è composta da crediti commerciali verso la società Omas S.r.l.

4- Crediti verso imprese controllanti

Il dettaglio della voce crediti verso imprese controllanti è il seguente:

| | 2000 | 1999 |
|---|---|---|
| De' Longhi Soparfi SA | 358 | 31 |
| De' Longhi Holding | 43 | 0 |
| **Totale** | **401** | **31** |

5- Crediti verso altri

Il dettaglio della voce crediti verso altri include:

| | 2000 | 1999 |
|---|---|---|
| Anticipi al personale | 192 | 215 |
| Crediti verso Erario | 17.250 | 32.082 |
| Anticipi a fornitori | 2.449 | 3.413 |
| Crediti per imposte differite | 13.799 | 24.947 |
| Altri crediti | 10.539 | 20.923 |
| **Totale crediti verso altri** | **44.229** | **81.580** |

Nella voce crediti verso Erario sono inclusi crediti di Imposta per Lire 3 miliardi e per IVA per Lire 14,3 miliardi.

La voce "Crediti per imposte differite" è riferita all'iscrizione delle imposte anticipate che sono state calcolate sulle differenze temporanee emergenti tra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali.
Il saldo patrimoniale per imposte anticipate al 31 dicembre 2000 è a credito per Lire 13,8 miliardi.
Il dettaglio è il seguente:

| **Imposte anticipate relative a:** | Importi |
|---|---|
| - accantonamento a fondi rischi e altri fondi | 11.106 |
| - svalutazioni di partecipazioni non deducibili | 1.322 |
| - altre differenze temporanee | 1.398 |
| **Imposte differite per:** | |
| - altro | (27) |
| **Totale credito per imposte anticipate (differite)** | 13.799 |

La voce "altri crediti" include il credito verso la società "Cogef S.p.A. in liquidazione" per un valore netto di Lire 6,7 miliardi; detto credito è stato ceduto, in data 30 marzo 2001, a terzi pro soluto al valore iscritto in bilancio di Lire 6,7 miliardi.

III- Attività finanziarie che non costituiscono immobilizzazioni
La voce, che è pari a Lire 2 miliardi, è composta da titoli di debito pubblico e partecipazioni azionarie acquistati per impiego di eccedenze di tesoreria.

IV- Disponibilità liquide
La voce, che è pari a Lire 43,7 miliardi, è costituita principalmente da eccedenze nei c/c di corrispondenza intrattenuti con gli Istituti di Credito e include significativi incassi da clienti ricevuti a fine anno.

D) RATEI E RISCONTI
In dettaglio, sono così analizzati:

| | 2000 | 1999 |
|---|---|---|
| Ratei attivi: | | |
| Interessi attivi su operazioni di copertura e altri | 3.244 | 1.903 |
| **Totale** | 3.244 | 1.903 |
| Risconti attivi | | |
| Oneri finanziari | 1.783 | 0 |
| Altre spese generali | 969 | 821 |
| **Totale** | 2.752 | 821 |
| **Totale ratei e risconti** | 5.996 | 2.724 |

L'incremento di Lire 3,3 miliardi è dovuto prevalentemente alla quota di competenza dei proventi/oneri da operazioni di copertura.

COMMENTI ALLE PRINCIPALI VOCI DEL PASSIVO

A) PATRIMONIO NETTO

La movimentazione delle voci componenti il patrimonio netto viene fornita in allegato; di seguito vengono commentate le principali voci e le variazioni.
Ai fini dell'attribuzione del credito d'imposta, di cui all'art. 105 del Dpr 917/86, l'ammontare complessivo delle imposte di cui al canestro "A" (articolo 105, comma 1, lettera a) è pari a Lire 33,7 miliardi mentre quello di cui al canestro "B" (articolo 105, comma 1, lettera b) è pari a Lire 80,5 miliardi.

**I- Capitale sociale**

Il Capitale Sociale è diviso in n°400.000.000 di azioni ordinarie del valore nominale di Lire 1.000 cadauna, per complessivi Lire 400 miliardi di Capitale. Le azioni sono nominative ed indivisibili. Ad ogni azione spetta il diritto di un voto nella assemblea dei soci.

**IV- Riserva legale**

Al 31 dicembre 1999 tale voce risultava pari a Lire 1,8 miliardi. L'incremento pari a Lire 2,7 miliardi è dovuto alla destinazione dell'utile d'esercizio come da delibera dell'Assemblea degli azionisti del 29 giugno 2000.

**VII- Altre riserve**

**Riserva straordinaria**

La riserva straordinaria ammonta a Lire 34,2 miliardi; l'incremento di Lire 8,1 miliardi rispetto al 31 dicembre 1999 è la risultante di:

- destinazione dell'utile dell'esercizio 2000 per Lire 52,1 miliardi;
- utilizzo per contabilizzazione dell'imposta sostitutiva per Lire 44 miliardi nell'ambito dell'operazione di riallineamento dei valori fiscali prima descritta.

**B) FONDI PER RISCHI E ONERI**

**1- Fondi di trattamento quiescenza agenti e obblighi simili**

La voce include il fondo indennità suppletiva di clientela che accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento delle indennità di fine rapporto che, al ricorrere delle condizioni di cui all'art. 1751 c.c., debbono essere corrisposte agli agenti.
Il dettaglio del fondo indennità suppletiva di clientela è il seguente

| | Saldo 1999 | Acc.to | Utilizzo | Saldo 2000 |
|---|---|---|---|---|
| Fondo indennità suplettiva di clientela | 2.652 | 516 | (510) | 2.658 |

3- Altri fondi
Il dettaglio è il seguente:

| | Saldo 1999 | Acc.to | Utilizzo | Saldo 2000 |
|---|---|---|---|---|
| Fondo concorsi a premi | 114 | 0 | (114) | 0 |
| Fondo garanzia prodotti | 1.700 | 100 | 0 | 1.800 |
| Fondo Rischi cambio | 0 | 2.924 | 0 | 2.924 |
| Fondo resi su vendite | 950 | 0 | (450) | 500 |
| Fondo rischi futuri | 5.000 | 5.545 | (2.545) | 8.000 |
| Fondo Svalut. Partecip. | 9.602 | 0 | (9.602) | 0 |
| Totale | 17.366 | 8.569 | (12.711) | 13.224 |

Il fondo garanzia prodotti è stato stanziato sulla base di una stima prudenziale dei costi stimati per interventi in garanzia per le vendite effettuate al 31 dicembre 2000.

Il fondo "rischi futuri" è relativo a rischi di varia natura che potrebbero determinare l'emergere di passività potenziali; in particolare gli accantonamenti prudenziali effettuati dalla Società sono relativi, per l'importo di Lire 5 miliardi, al rischio di passività che potrebbero sorgere in seguito ad alcuni contenziosi esistenti sul mercato americano (limitatamente alla franchigia assicurativa a nostro carico). Esistono inoltre alcuni contenziosi con terzi, per alcuni dei quali gli importi richiesti sono rilevanti; a tale riguardo si precisa che, supportati da autorevoli e diversi pareri, si ritiene che non sussistano i requisiti di un ragionevole rischio che l'evento si verifichi e che possa quindi influenzare materialmente la situazione patrimoniale della Società.

La Società ha ricevuto in esercizi precedenti verbali di constatazione da parte di Autorità fiscali; allo stato attuale delle conoscenze non sussistono i presupposti per dover effettuare alcun accantonamento a fronte di passività fiscali.

C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO
La movimentazione intervenuta nell'esercizio, suddivisa per categoria, è così riassunta.

| | Dirigenti | Impiegati | Operai | Totale |
|---|---|---|---|---|
| Saldo iniziale 01.01.00 | 2.136 | 5.643 | 10.414 | 18.193 |
| Accantonamento | 537 | 1.631 | 2.928 | 5.096 |
| Indennità liquidate (altro) | (168) | (1.376) | (2.662) | (4.206) |
| Saldo Finale 31.12.00 | 2.505 | 5.898 | 10.680 | 19.083 |

D)- DEBITI
Si evidenziano di seguito le variazioni intervenute nelle singole voci di bilancio.

1- Obbligazioni
Nel corso del 2000 sono stati interamente rimborsati i prestiti obbligazionari per un totale di Lire 92,7 miliardi.

3- Debiti verso banche

La voce debiti verso banche è così analizzata:

| | Entro un anno | Da uno a cinque | Oltre cinque | Saldo 31/12/00 | Saldo 31/12/99 |
|---|---|---|---|---|---|
| Conti correnti | 695 | | | 695 | 19 |
| Finanziamenti B/T in lire o valuta | | | | 0 | 2.000 |
| Finanziamenti su portafoglio effetti | 9.454 | | | 9.454 | 4.219 |
| Finanziamenti a lungo, quota a breve | 50.285 | | | 50.285 | 4.075 |
| Totale debiti verso banche a breve | 60.434 | 0 | 0 | 60.434 | 10.313 |
| Finanziamenti a lungo | | 145.902 | 31.134 | 177.036 | 226.854 |
| Totale debiti verso banche | 60.434 | 145.902 | 31.134 | 237.470 | 237.167 |

Una parte dei debiti verso banche, per l'importo di Lire 200 miliardi è assistita da ipoteche su beni materiali per l'importo di Lire 392 miliardi.

Per una migliore comprensione delle variazioni intervenute nelle posizioni finanziarie della società si rimanda al prospetto riepilogativo riportato nella relazione sulla gestione ed al rendiconto finanziario.

4- Debiti verso altri finanziatori

Il debito verso altri finanziatori per Lire 16,1 miliardi esistente al 31.12.99 è stato interamente rimborsato nel corso del 2000.

5- Acconti

Sono relativi a acconti per fornitura e garanzia ricevuti da clienti.

6- Debiti verso fornitori

Il saldo rappresenta il debito della Società nei confronti di terzi, per forniture di beni e servizi; l'incremento rispetto all'esercizio precedente risulta essere in linea con l'aumento dell'attività.

8- Debiti verso imprese controllate

La voce è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Debiti commerciali: | | |
| Effeplast Srl (ora Simac-Vetrella Spa) | 18.165 | 28.043 |
| Elba S.p.A. | 12.678 | - |
| De' Longhi Ltd | 5.729 | 4.851 |
| De' Longhi America Inc. | 5.312 | 1.421 |
| Simac-Vetrella S.p.A. | 4.795 | 10.084 |
| Ariagel S.p.A. | 1.946 | 1.993 |
| De' Longhi Deutschland Gmbh | 911 | 136 |
| Altre diverse | 1.544 | 1.090 |
| **Totali Debiti Commerciali** | **51.080** | **47.618** |
| Debiti finanziari: | | |
| De' Longhi Pinguino SA | 310.183 | 150 |
| Micromax S.r.l. | 6.150 | - |
| Clim.re SA | 2.704 | 2.586 |
| **Totale Debiti Finanziari** | **319.037** | **2.736** |
| **Totali Debiti v/Società controllate** | **370.117** | **50.354** |

Il debito finanziario verso De' Longhi Pinguino SA è relativo prevalentemente al finanziamento oneroso di yen 14.700.000 erogato nel corso del 2000, il cui rischio cambio risulta essere coperto mediante l'utilizzo di strumenti finanziari.

9- Debiti verso imprese collegate

La voce, relativa a transazioni commerciali, è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Omas S.r.l. | 1.342 | 274 |
| Effegici S.r.l. | 27 | 2 |
| **Totale** | **1.369** | **276** |

10- Debiti verso imprese controllanti

La voce è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| De' Longhi Holding | 21 | 1.013 |
| De' Longhi Soparfi SA | 0 | 149.943 |
| **Totale** | **21** | **150.956** |

11- Debiti tributari

Il dettaglio, per natura del debito, è così analizzato:

| | 2000 | 1999 |
|---|---|---|
| Debito per Imposte dirette | 51.131 | 15.274 |
| Debito per sostituto d'Imposta | 3.484 | 4.008 |
| **Totale Debiti tributari** | **54.615** | **19.282** |

La voce debiti tributari è aumentata di Lire 35,3 miliardi per effetto soprattutto dell'imposta sostitutiva di Lire 44 miliardi relativa al riallineamento dei valori fiscali.

12- Debiti verso Istituti di Previdenza
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| INPS | 3.427 | 3.449 |
| FASI- INPDAI | 241 | 217 |
| ENASARCO | 214 | 223 |
| INAIL | 108 | 0 |
| Fondo Previdenziali | 127 | 59 |
| Altri Istituti | 54 | 52 |
| **Totale Debiti verso Ist. Previd.** | 4.171 | 4.000 |

13- Altri debiti
Il dettaglio è così esaminato:

| | 2000 | 1999 |
|---|---|---|
| Debiti: | | |
| Verso il personale | 14.613 | 14.467 |
| Per costi da sostenere | 1.645 | 1.048 |
| Altri | 439 | 68 |
| Totale Altri Debiti | 16.697 | 15.583 |

E) RATEI E RISCONTI PASSIVI
Il dettaglio è così specificato:

| | 2000 | 1999 |
|---|---|---|
| Ratei passivi per: | | |
| Interessi passivi Prestiti infragruppo | 2.939 | 0 |
| Interessi passivi su Finanz.M/L Termine | 118 | 1.395 |
| Oneri per operazioni di copertura cambi | 2.288 | 561 |
| Altri ratei passivi | 0 | 97 |
| Totale Ratei Passivi | 5.345 | 2.053 |
| Totale Risconti Passivi | 0 | 0 |
| Totale Ratei e Risconti passivi | 5.345 | 2.053 |

Strumenti finanziari di copertura e altri contratti derivati
La Società allo scopo di ridurre i rischi finanziari derivanti dalle oscillazioni dei rapporti di cambio e dei tassi di interesse derivanti da transazioni commerciali e operazioni finanziarie di rilevanza internazionale ha posto in essere contratti di copertura nei limiti definiti dalle esigenze della gestione caratteristica. Gli importi nominali delle operazioni in strumenti derivati (al netto delle eventuali operazioni che si compensano) in essere al 31 dicembre sono i seguenti:

Strumenti derivati in cambi:

| | |
|---|---|
| USD | 42.000.000 |
| GBP | 29.000.000 |
| JPY | 3.023.000.000 |

Gli strumenti utilizzati includono sia operazioni a termine che opzioni strutturate.

Strumenti derivati in tassi di interesse:

La società utilizza strumenti derivati per la copertura del rischio di tasso, allo scopo di fissare anticipatamente un costo massimo (in termini di tasso interbancario) per una parte del proprio indebitamento finanziario. Le operazioni in essere coprono un orizzonte temporale che si estende fino a fine 2004, per importo nominale complessivo iniziale di EUR 207 milioni decrescente negli anni. Durante il suddetto arco temporale il tasso medio ponderato pagabile dalla società sulle operazioni di copertura va da un minimo del 4,25% ad un massimo del 5,9%.
In particolare, del totale citato di EUR 207 milioni, EUR 150 milioni sono da porsi in relazione ad un finanziamento concessoci dalla De' Longhi Pinguino S.a..

La valorizzazione corrente (alla data del 31 marzo 2001) delle operazioni in derivati (in cambi e tassi) non evidenzia potenziali perdite per la Società.

CONTI D'ORDINE
La composizione e il raffronto con l'esercizio precedente è la seguente.

| | **31.12.00** | **31.12.99** |
|---|---|---|
| Garanzie personali a favore di imprese controllate e collegate | 479.680 | 107.469 |
| Garanzie personali a favore di terzi | 7.703 | 128.407 |
| Altri impegni | 0 | 47.600 |
| **Totale** | 487.383 | 283.476 |

L'incremento di Lire 203,9 rispetto al 1999 è la risultante di:
- Fidejussione di Lire 290 miliardi concessa a Istituti Bancari a garanzia dell'Eurobond di Euro 150 milioni emesso dalla controllante De' Longhi Pinguino SA ad aprile 2000 e alla riduzione della voce "altri impegni".
- Estinzione dell'impegno, relativo ad una garanzia prestata al Banco Ambrosiano Veneto di Lire 40 miliardi, a seguito dell'accordo sottoscritto con la controllante De' Longhi Soparfi S.a., che si è assunta tutte le obbligazioni relative alla predetta garanzia prestata.

Garanzie personali a favore di terzi

L'importo della voce è diminuito rispetto al 1999 per effetto della riclassifica alla voce "garanzie personali a favore di imprese controllate" conseguente le acquisizioni effettuate a dicembre 2000.

Altri impegni

La riduzione di Lire 47,3 miliardi è dovuta a:

- Estinzione dell'impegno di lire 17,6 miliardi verso la società "Cogef S.p.A. in liquidazione" per effetto dell'accordo sottoscritto con la controllante De' Longhi Soparfi che, con convenzione del 28 dicembre 2000, si è assunta tutte le obbligazioni passive facenti capo alla De' Longhi S.p.A., fornendo manleva da qualsiasi domanda che possa essere rivolta relativamente agli impegni verso il sistema bancario della società "Cogef S.p.A. in liquidazione".
- Estinzione dell'impegno verso la controllante De' Longhi Soparfi che ammontava a Lire 30 miliardi al 31.12.1999 per effetto del pagamento dell'indennizzo avvenuto nel corso del 2000 dell'importo di Lire 18,7 miliardi in quanto si sono verificate le condizioni previste nell'accordo sottoscritto nel 1997 (si rimanda al commento della voce Oneri straordinari per ulteriori informazioni).

## COMMENTI ALLE PRINCIPALI VOCI DEL CONTO ECONOMICO

### A) VALORE DELLA PRODUZIONE

1- Ricavi delle vendite
I ricavi delle vendite e delle prestazioni sono così analizzati:

Ricavi per area geografica:

| | 2000 | % | 1999 | % |
|---|---|---|---|---|
| Italia | 359.599 | 39% | 361.074 | 44% |
| Unione Monetaria Europea | 153.221 | 16% | 118.536 | 15% |
| Altri Paesi Europei | 127.849 | 14% | 93.667 | 11% |
| US e Canada | 119.283 | 13% | 93.764 | 11% |
| Resto del Mondo | 164.277 | 18% | 155.452 | 19% |
| Totale | 924.229 | 100% | 822.493 | 100% |

Ricavi per linee prodotto:

| | 2000 | % | 1999 | % |
|---|---|---|---|---|
| Condizionam. e trattam. aria | 271.610 | 29% | 258.674 | 31% |
| Cottura e preparazione cibi – pulizia della casa e lo stiro | 360.525 | 39% | 318.881 | 39% |
| Riscaldamento | 249.788 | 27% | 206.775 | 25% |
| Altro | 42.306 | 5% | 38.163 | 5% |
| Totale | 924.229 | 100% | 822.493 | 100% |

Il dettaglio delle vendite a società controllate e collegate è il seguente per l'esercizio 2000:

| Società Controllate: | Vendite, prestazioni di servizio o altro |
|---|---|
| De' Longhi America Inc. | 79.224 |
| De' Longhi Ltd | 76.075 |
| De' Longhi Japan Corp. | 46.974 |
| De' Longhi France S.a.r.l. | 19.181 |
| De' Longhi Deutschland Gmbh | 21.899 |
| De' Longhi Canada Inc. | 17.539 |
| De' Longhi Nederland Bv | 17.288 |
| Effeplast S.r.l. (ora Simac- Vetrella S.p.A.) | 12.498 |
| La Supercalor S.p.A. | 9.303 |
| Elba S.p.A. | 3.192 |
| Ariagel S.p.A. | 2.703 |
| Climaveneta Deutschland Gmbh | 1.672 |
| Simac-Vetrella S.p.A. | 1.259 |
| Climaveneta S.p.A. | 25 |
| Altre | 210 |
| Totale | 309.042 |

| Società Collegate: | |
|---|---|
| Omas S.r.l. | 9.302 |
| Totale | 9.302 |

5- Altri ricavi
La voce "Altri ricavi e proventi" è così composta:

| | 2000 | 1999 |
|---|---|---|
| Rimborsi trasporti | 9.208 | 8.840 |
| Sopravvenienze attive | 3.202 | 1.803 |
| Fitti attivi | 1.401 | 0 |
| Rimborsi danni | 1.286 | 280 |
| Consulenze attive | 2.317 | 533 |
| Altri ricavi diversi | 9.737 | 10.256 |
| Totale | 27.151 | 21.712 |

B) COSTI DELLA PRODUZIONE

**6- Per materie prime, suss. e di merci**
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Acquisti materie prime | 52.705 | 33.223 |
| Acquisti componentistica | 265.156 | 212.521 |
| Acquisti prodotti finiti | 197.075 | 141.066 |
| Altri acquisti diversi | 14.211 | 13.751 |
| Totale | 529.147 | 400.561 |

Gli acquisti di prodotti finiti riguardano prevalentemente i manufatti provenienti dalle altre società del gruppo.

**7- Per servizi**
La voce "servizi" è così dettagliata:

| | 2000 | 1999 |
|---|---|---|
| Pubblicità | 52.703 | 40.055 |
| Provvigioni e commissioni | 18.380 | 18.686 |
| Trasporti | 26.942 | 20.020 |
| Assistenza tecnica | 11.848 | 10.529 |
| Spese viaggio | 4.899 | 4.345 |
| Spese assicurative | 4.364 | 3.597 |
| Spese e contributi depositi e magazzino | 4.250 | 2.983 |
| Consulenze | 9.244 | 7.373 |
| Forza motrice | 5.600 | 4.665 |
| Manutenzioni di terzi | 3.870 | 2.802 |
| Altri servizi diversi | 53.981 | 42.577 |
| **Totale** | 196.081 | 157.632 |

La voce altri servizi diversi include i compensi lordi corrisposti agli Amministratori nell'esercizio 2000 per Lire 702 milioni ed ai Sindaci per Lire 209 milioni.

Il dettaglio degli acquisti e servizi resi da società controllate e collegate per l'esercizio 2000 è il seguente:

| Società Controllate: | Acquisti di beni, servizi e altro |
|---|---|
| Simac-Vetrella S.p.A. (ex Effeplast S.r.l.) | 106.171 |
| Elba S.p.A. | 26.763 |
| Simac-Vetrella S.p.A. | 12.676 |
| De' Longhi America Inc. | 11.538 |
| De' Longhi Ltd | 10.420 |
| E-Services S.r.l. | 5.010 |
| De' Longhi France S.a.r.l. | 3.373 |
| De' Longhi Deutschland Gmbh | 2.576 |
| De' Longhi Japan Corp. | 2.313 |
| Ariagel S.p.A. | 2.251 |
| De' Longhi Canada Inc. | 850 |
| De' Longhi Nederland Bv | 440 |
| Climaveneta Deutschland Gmbh | 101 |
| Radel S.p.A. | 83 |
| La Supercalor S.p.A. | 79 |
| Ergoklima S.r.l. | 4 |
| Climaveneta S.p.A. | 4 |
| **Totale** | 184.652 |

| Società Collegate: | |
|---|---|
| Omas S.r.l. | 10.035 |
| **Totale** | 10.035 |

**9- Costi del personale**

La ripartizione numerica per categoria è riepilogata nella seguente tabella (Organico al 31/12/00 e come media 2000):

| | 31/12/00 | Media 2000 | 31/12/99 | Media 1999 |
|---|---|---|---|---|
| | | | | |
| operai | 1.280 | 1.281 | 1.147 | 1.127 |
| impiegati | 455 | 450 | 436 | 445 |
| dirigenti | 27 | 27 | 21 | 21 |
| | | | | |
| Totale | 1.762 | 1.758 | 1.604 | 1.593 |

La forza lavoro si è incrementata mediamente di 165 dipendenti.

**10- Ammortamenti e svalutazioni**

Gli ammortamenti sono stati pari a Lire 62,9 miliardi (Lire 45,9 miliardi nel 1999).

Le svalutazioni dei crediti compresi nell'attivo circolante per Lire 5,8 miliardi sono relative al prudenziale accantonamento al fondo svalutazione crediti commentato precedentemente nel paragrafo crediti verso clienti.

12/13- Accantonamenti per rischi/altri accantonamenti

Le voci includono prevalentemente gli accantonamenti al fondo rischi futuri, al fondo garanzia prodotti, al fondo indennità suppletiva clientela che sono stati commentati precedentemente nella sezione "Altri fondi".

14- Oneri diversi della gestione

Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Sopravvenienze passive | 1.049 | 556 |
| Imposte e tasse diverse | 1.630 | 1.399 |
| Franchigie e rimborsi danni | 3.747 | 604 |
| Perdite su crediti | 0 | 3.131 |
| Contributi associativi | 317 | 375 |
| Altri oneri diversi | 393 | 260 |
| Totale | 7.136 | 6.325 |

C) PROVENTI E ONERI FINANZIARI

**15-Proventi da partecipazioni**

Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Plusvalenze da alienazioni | 5.637 | 0 |
| Dividendi | 9.888 | 7.022 |
| Crediti d'imposta | 5.808 | 742 |
| **Totali proventi da partecipazioni** | **21.333** | **7.764** |

Le plusvalenze realizzate nell'esercizio riguardano soprattutto l'alienazione di partecipazioni in società controllate; il dettaglio è il seguente:

| | |
|---|---|
| De' Longhi Radiators S.r.l. | 2.977 |
| Società Nauta S.r.l. | 1.661 |
| Sile Corpi Scaldanti S.r.l. | 417 |
| Altre | 582 |
| **Totale** | **5.637** |

I dividendi sono stati erogati dalla società De' Longhi Radiators S.r.l.

16- Altri proventi finanziari

Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Proventi finanziari verso società del Gruppo | 599 | 2.550 |
| **Totale altri proventi finanziari verso società del Gruppo** | **599** | **2.550** |
| Interessi attivi bancari, dilazione pagamento, mora e finanziamento | 6.846 | 1.871 |
| Utili su cambi e proventi di copertura (*) | 21.656 | 13.385 |
| Proventi diversi | 3.097 | 2.808 |
| **Totale altri proventi finanziari verso terzi** | **31.599** | **18.064** |
| **Totale altri proventi finanziari** | **32.198** | **20.614** |

17- Interessi ed oneri finanziari

Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Interessi passivi verso società del Gruppo | 9.751 | 13.187 |
| **Totale interessi passivi con società del Gruppo** | **9.751** | **13.187** |
| Interessi Passivi | 22.900 | 17.352 |
| Perdite su cambi e oneri di copertura (*) | 15.613 | 11.160 |
| Oneri diversi | 9.339 | 7.652 |
| **Totale oneri finanziari terzi** | **47.852** | **36.164** |
| **Totale oneri finanziari** | **57.603** | **49.351** |

(*) Le voci utili/perdite su cambi e proventi/oneri da operazioni su derivati sono relative rispettivamente alla contabilizzazione degli utili/perdite su operazioni commerciali e finanziarie e su operazioni di copertura valutaria e su tassi.
L'importo netto degli oneri/proventi da gestione cambi/operazioni su derivati ammonta ad un utile di Lire 6 miliardi nel 2000 e di Lire 2,2 miliardi nel 1999.

D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE

18) Rivalutazioni

| | 2000 | 1999 |
|---|---|---|
| Rivalutazioni partecipazioni | 1.360 | 0 |
| Totale rivalutazioni | 1.360 | 0 |

19) Svalutazioni

| | 2000 | 1999 |
|---|---|---|
| Svalutazioni partecipazioni | 565 | 20.889 |
| Totale svalutazioni | 565 | 20.889 |

Gli importi sono relativi allo storno della svalutazione effettuata nel 1999 della partecipazione nella controllata canadese, in seguito a risultato d'esercizio positivo conseguito al 31 dicembre 2000 e alla svalutazione prudenziale della partecipazione in De' Longhi France Sarl.

E) PROVENTI E ONERI STRAORDINARI

20- Proventi straordinari
La voce include prevalentemente la sopravvenienza attiva relativa al rimborso dell'imposta di registro pagata in relazione all'atto di fusione del 20/12/95 come da sentenza della Commissione Tributaria di I grado del 19/06/00.

21- Oneri straordinari
Il dettaglio è il seguente:

| | 2000 | 1999 |
|---|---|---|
| Costi per la ristrutturazione filiale | 0 | 2.215 |
| Oneri straordinari | 22.058 | 252 |
| Totale | 22.058 | 2.467 |

La voce oneri straordinari include:

- l'indennizzo di lire 18,7 miliardi riconosciuto alla società De' Longhi Soparfi Sa per effetto degli accordi sottoscritti nel 1997 al momento dell'acquisto da parte di De' Longhi Soparfi Sa della partecipazione di maggioranza in Liguria Assicurazioni Spa.; il contratto prevedeva il riconoscimento di un indennizzo a favore di De'Longhi Soparfi al verificarsi di alcune condizioni che si sono avverate nel corso del 2000.
- l'onere di una penale di Lire 603 milioni addebitata dalla società Effeplast S.r.l. per contestazioni e insussistenze passive relative ad esercizi precedenti.
- l'importo pagato per la definizione con atto di adesione del contenzioso con l'Ufficio Entrate di Treviso relativo all'esercizio 1994.

22- Imposte dell'esercizio
La voce è così composta:

| | 2000 | 1999 |
|---|---|---|
| Imposte correnti | 24.762 | 10.177 |
| Imposte differite | 10.976 | 1.655 |
| Totale | 35.739 | 11.832 |

**Eventi successivi**
Si rimanda a quanto contenuto nella relazione degli Amministratori sulla gestione.

Per il Consiglio d'Amministrazione
L'Amministratore delegato

# *ALLEGATI*

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella Nota Integrativa, della quale costituiscono parte integrante.

Tali informazioni sono contenute nei seguenti allegati:

1. Rendiconto finanziario.
2. Prospetto delle variazioni nei conti di patrimonio netto.
3. Elenco delle società controllate e collegate.
4. Prospetto dei beni rivalutati.
5. Prospetto dello stato patrimoniale e del conto economico in valuta Euro per gli esercizi chiusi al 31 dicembre 2000 e 1999.

(Allegato n. 1 alla nota integrativa)

Rendiconto finanziario per gli esercizi chiusi al 31 dicembre 2000 e 1999
(espresso in Lire milioni)

| | 2000 | 1999 |
|---|---|---|
| Flussi finanziari generati (assorbiti) dalle operazioni dell'esercizio: | | |
| Utile dell'esercizio | 34.467 | 54.891 |
| Ammortamenti | 62.853 | 45.919 |
| Variazione netta del fondo trattamento di fine rapporto e fondo ind. suppletiva di clientela | 890 | (104) |
| Svalutazioni di partecipazioni e minusvalenze (al netto di plusvalenze) da alienazione partecipazioni | (6.432) | 22.643 |
| (Incremento) decremento accantonamento imposte differite (anticipate) | 11.147 | 1.655 |
| Accantonamento altri fondi (al netto utilizzo) | 5.460 | 3.401 |
| Totale autofinanziamento | 108.385 | 128.405 |
| Variazioni del capitale circolante: | | |
| Crediti commerciali | 9.042 | 19.490 |
| Rimanenze nette | (49.073) | 15.289 |
| Debiti commerciali | 20.908 | 27.940 |
| Altri debiti, crediti, ratei e risconti | 18.771 | (6.744) |
| Crediti e debiti verso soc. controllanti, controllate e collegate | (16.703) | 42.680 |
| Totale variazioni del capitale circolante | (17.055) | 98.655 |
| Flussi finanziari generati (assorbiti) dalle attività di investimento | | |
| Investimenti in Immobilizzazioni Materiali | (23.576) | (20.110) |
| Partecipazioni | (57.774) | (6.547) |
| Investimenti in Immobilizzazioni Immateriali | (3.384) | (974) |
| Variazione netta crediti verso altri | 18.661 | (828) |
| Totale flussi generati dalle attività di investimento | (66.073) | (28.459) |
| Flussi finanziari generati (assorbiti) dai movimenti di Patrimonio Netto | | |
| Aumento Capitale Sociale | 0 | 100.000 |
| Totale flussi generati dai movimenti di Patrimonio Netto | 0 | 100.000 |
| Variazione posizione finanziaria netta | 25.257 | 298.601 |
| Posizione finanziaria netta al 31 dicembre 1999 | (394.928) | (693.529) |
| Posizione finanziaria netta al 31 dicembre 2000 | (369.671) | (394.928) |
| *Variazione riserva straordinaria per compensazione imposta sostitutiva* | *(44.077)* | |
| *Variazione "Altri debiti" per imposta sostitutiva* | *44.077* | |

Allegato al rendiconto finanziario

Riepilogo della posizione finanziaria netta per gli esercizi 2000 e 1999

| | 2000 | 1999 |
|---|---|---|
| Disponibilità liquide | 43.698 | 94.302 |
| Debiti verso banche a breve termine | (10.149) | (6.238) |
| Titoli ed investimenti a breve | 2.003 | 4.351 |
| Quota a breve dei finanziamenti | (50.285) | (4.075) |
| Totale a breve termine verso terzi | (14.733) | 88.340 |
| Finanziamenti a medio-lungo termine | (177.036) | (226.854) |
| Prestiti obbligazionari | 0 | (92.711) |
| Totale | (191.769) | (231.225) |
| Crediti finanziari (al netto debiti) v/società controllate e controlla | (177.902) | (140.431) |
| Debiti verso altri finanziatori | 0 | (23.272) |
| Totale posizione finanziaria netta | (369.671) | (394.928) |

PROSPETTO DELLE VARIAZIONI NEI CONTI DI PATRIMONIO NETTO PER L'ESERCIZIO CHIUSO AL 31 DICEMBRE 2000

(Allegato n. 2 alla nota integrativa – in Lire milioni)

| | Capitale sociale | Riserva legale | Riserva straordinaria | Utile (perdita) d'esercizio | Totale |
|---|---|---|---|---|---|
| **Saldi al 01 gennaio 2000** | **400.000** | **1.820** | **26.169** | **54.891** | **482.880** |
| Ripartizione risultato d'esercizio 1999 come da assemblea del 29/06/00 | | 2.744 | 52.147 | (54.891) | 0 |
| Utilizzo per contabilizzazione imposta sostitutiva per riallineamento dei valori fiscali | | | (44.075) | | (44.075) |
| Utile d'esercizio | | | | 34.467 | 34.467 |
| **Saldi al 31 dicembre 2000** | **400.000** | **4.564** | **34.241** | **34.467** | **473.272** |

ELENCO DELLE PARTECIPAZIONI IN IMPRESE CONTROLLATE E COLLEGATE EX ART. 2427 C.C.

(Allegato n. 3 alla nota integrativa - in Lire milioni).

| Denominazione | Sede | | Capitale | | Patrimonio netto | | Utile o perdita ultimo esercizio | Quota posseduta | Tipo di possesso | Valore di bilancio |
|---|---|---|---|---|---|---|---|---|---|---|
| ese controllate: | | | | | | | | | | |
| ONGHI AMERICA INC. | Saddle Brook (U.S.A.) | $U | 9.100.000 | $U | 2.672.135 | $U | 1.003.877 | 100% | Diretto | 2.724 |
| ONGHI LTD. | Wellingborough (G.B.) | Lst | 4.000.000 | Lst | 1.626.613 | Lst | 722.200 | 100% | Diretto | 2.217 |
| ONGHI FRANCE SARL | Asnieres Cedex(F) | Ff | 18.000.000 | Ff | 15.753.050 | Ff | (1.914.643) | 100% | Diretto | 4.650 |
| ONGHI NEDERLAND BV | DB Leiden (NL) | Hfl | 500.000 | Hfl | 2.285.390 | Hfl | 901.589 | 100% | Diretto | 1.318 |
| ONGHI CANADA INC. | Mississagua – Ontario (CAN) | Cad | 1 | Cad | 1.528.177 | Cad | 881.278 | 100% | Diretto | 2.351 |
| ONGHI PINGUINO S.A. | Luxembourg | Eur | 26.500.000 | Eur | 27.427.462 | Eur | 4.014.421 | 100% | Diretto | 45.335 |
| UPERCALOR | Seregno (MI) | Lit | 1.000 | Lit | 1.924 | Lit | 141 | 95% | Diretto | 5.550 |
| GEL SPA | Candiolo (TO) | Lit | 1.500 | Lit | 4.060 | Lit | 284 | 80% | Diretto | 7.155 |
| AC-VETRELLA SPA (*) | Cazzago di Pianiga (Ve) | Lit | 3.000 | Lit | 6.093 | Lit | 3.093 | 100% | Diretto | 15.995 |
| PLAST SRL (*) | Gorgo al Mont. (TV) | Lit | 700 | Lit | 2.407 | Lit | (241) | 100% | Diretto | 4.128 |
| RVICES SRL | Treviso | Eur | 50.000 | Lit | 235 | Lit | 138 | 51% | Diretto | 49 |
| .RE (**) | Luxembourg | Bef | 50.000.000 | Bef | 50.000.000 | Bef | 0 | 4% | Indiretto | 106 |
| ALE | | | | | | | | | | 91.578 |
| | | | | | | | | | | |
| ese collegate: | | | | | | | | | | |
| RIA VITA SPA | Treviso | Lit | 9.000 | Lit | | Lit | | 30% | Diretto | 3.457 |
| S SRL | S.V.di Gualtieri (RE) | Lit | 700 | Lit | | Lit | | 40% | Diretto | 2.200 |
| GICI SRL | Gorgo al Mont. (TV) | Lit | 470 | Lit | | Lit | | 25% | Diretto | 390 |
| cipazione detenuta tramite ciaria (***) | | | | | | | | | | |
| ALE | | | | | | | | | | 5.857 |
| | | | | | | | | | | 11.904 |

A gennaio 2001 è stata perfezionata la fusione per incorporazione di Simac-Vetrella S.p.A. in Effeplast S.r.l. che ha poi cambiato denominazione in Simac Vetrella S.p.A.

La De' Longhi S.p.A. controlla direttamente il 4% e indirettamente tramite la De' Longhi Pinguino SA il 96% residuo.

*)La partecipazione detenuta tramite Fiduciaria è relativa ad una società che produce prodotti finiti; a tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili (art. 39 D.Lgs. 127/91), di omettere l'indicazione del nome della società controllata al fine di non arrecare pregiudizio alla stessa o alla De' Longhi S.p.A.

PROSPETTO DEI BENI RIVALUTATI

(Allegato n. 4 alla nota integrativa - in Lire milioni).(*)

| voci dello stato patrimoniale | beni rivalutati | | | totale rivalutazioni |
|---|---|---|---|---|
| | allocazione disavanzo di fusione 1995 | Legge n.413/1991 | altre rivaluta-zioni | |
| Immobili strumentali | 85.000 | 9.806 | 32.367 | 127.173 |
| Impianti e macchinari | 73.847 | | 25.658 | 99.505 |
| Attrezzature industriali e commerciali | | | 6.856 | 6.856 |
| Automezzi | | | 537 | 537 |
| Conc., lic. Marchi e diritti | 231.100 | | | 231.100 |
| Partecipazioni | 8.000 | | | 8.000 |
| Totali | 397.947 | 9.806 | 65.418 | 473.171 |

(*) Prospetto previsto dall'art. 10 L. 72/83.

| ATTIVO | 31.12.2000 | 31.12.1999 | Δ |
|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | 0 | 12.911.266 | (12.911.266) |
| B) IMMOBILIZZAZIONI | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | | | |
| 1) Costi di impianto ed ampliamento | 40.752 | 81.524 | (40.772) |
| 2) Costi di ricerca, di sviluppo, di pubblicità | 110.661 | 0 | 110.661 |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | 1.338.686 | 1.187.246 | 151.440 |
| 4) Concessione, licenze, marchi e diritti simili | 88.643.223 | 98.513.721 | (9.870.498) |
| 5) Avviamento | 193.421 | 225.658 | (32.237) |
| 7) Altro | 548.659 | 203.039 | 345.620 |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | 90.875.410 | 100.211.187 | (9.335.778) |
| II - IMMOBILIZZAZIONI MATERIALI | | | |
| 1) Terreni e fabbricati | 61.467.509 | 64.097.192 | (2.629.682) |
| 2) Impianti e macchinari | 29.040.872 | 33.878.839 | (4.837.967) |
| 3) Attrezzature industriali e commerciali | 8.994.089 | 10.604.194 | (1.610.104) |
| 4) Altri beni | 1.930.594 | 2.282.495 | (351.901) |
| 5) Immobilizzazioni in corso e acconti | 474.939 | 246.018 | 228.921 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | 101.908.003 | 111.108.736 | (9.200.733) |
| III - IMMOBILIZZAZIONI FINANZIARIE | | | |
| 1) Partecipazioni in: | | | |
| a) imprese controllate | 47.295.946 | 19.051.527 | 28.244.418 |
| b) imprese collegate | 6.148.075 | 6.148.076 | (1) |
| c) altre imprese | 152.556 | 196.746 | (44.190) |
| Totale Partecipazioni | 53.596.578 | 25.396.350 | 28.200.228 |
| 2) Crediti: | | | |
| a) verso imprese controllate | | | |
| - entro 12 mesi | 10.687.852 | 929.622 | 9.758.230 |
| - oltre 12 mesi | 62.213.100 | 1.787.642 | 60.425.457 |
| Totale crediti verso imprese controllate | 72.900.958 | 2.717.265 | 70.183.593 |
| c) verso imprese controllanti | 0 | 4.131.655 | (4.131.655) |
| d) verso altri: | | | |
| - entro 12 mesi | 52.529 | 97.466 | (44.937) |
| - oltre 12 mesi | 733.991 | 10.326.819 | (9.592.828) |
| Totale crediti verso altri | 786.520 | 10.424.285 | (9.637.765) |
| Totale Crediti | 146.588.436 | 19.990.470 | 126.597.966 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | 127.284.056 | 45.386.820 | 81.897.236 |
| TOTALE IMMOBILIZZAZIONI | 320.067.469 | 253.989.479 | 66.077.990 |
| C) ATTIVO CIRCOLANTE | | | |
| I - RIMANENZE | | | |
| 1) Materie prime, sussidiarie e di consumo | 34.836.076 | 25.927.291 | 8.908.785 |
| 2) Prodotti in corso di lavorazione e semilavorati | 7.137.494 | 5.319.983 | 1.817.511 |
| 4) Prodotti finiti e merci | 49.303.602 | 34.685.728 | 14.617.874 |
| TOTALE RIMANENZE | 91.277.172 | 65.933.001 | 25.344.171 |
| II - CREDITI | | | |
| 1) Verso clienti | 139.489.995 | 144.159.107 | (4.669.111) |
| 2) Verso imprese controllate | 107.921.539 | 84.533.998 | 23.387.541 |
| 3) Verso imprese collegate | 1.305.937 | 993.948 | 311.989 |
| 4) Verso controllanti | 207.080 | 16.088 | 190.992 |
| 5) Verso altri: | | | |
| - entro 12 mesi | 21.310.831 | 42.132.669 | (20.821.838) |
| - oltre 12 mesi | 1.531.522 | 0 | 1.531.522 |
| Totale Crediti verso altri | 22.842.353 | 42.132.669 | (19.290.316) |
| TOTALE CREDITI | 271.766.905 | 271.835.810 | (68.905) |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOBILIZZAZIONI | | | |
| 4) Altre partecipazioni | 905.659 | 905.659 | 0 |
| 6) Altri titoli | 129.316 | 1.341.455 | (1.212.140) |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOBILIZZAZIO | 1.034.974 | 2.247.114 | (1.212.140) |
| IV - DISPONIBILITA' LIQUIDE | | | |
| 1) Depositi bancari e postali | 21.916.697 | 48.574.794 | (26.658.097) |
| 2) Assegni | 494.722 | 0 | 494.722 |
| 3) Denaro e valori in cassa | 156.931 | 128.198 | 28.733 |
| TOTALE DISPONIBILITA' LIQUIDE | 22.568.349 | 48.702.992 | (26.134.642) |
| TOTALE ATTIVO CIRCOLANTE | 386.647.401 | 388.718.917 | (2.071.516) |
| D) RATEI E RISCONTI ATTIVI | | | |
| 1) Ratei attivi | 1.675.638 | 982.843 | 692.795 |
| 2) Risconti attivi | 1.421.288 | 423.998 | 997.289 |
| TOTALE RATEI E RISCONTI ATTIVI | 3.096.924 | 1.406.840 | 1.690.084 |
| TOTALE ATTIVO | 709.811.794 | 657.026.503 | 52.785.291 |

| PASSIVO | 31-12-2000 | 31-12-1999 | Δ |
|---|---|---|---|
| A) PATRIMONIO NETTO | | | |
| I - CAPITALE SOCIALE | 206.582.760 | 206.582.760 | 0 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | 0 | 0 | 0 |
| III - RISERVA DA RIVALUTAZIONE | 0 | 0 | 0 |
| IV - RISERVA LEGALE | 2.357.637 | 940.183 | 1.417.454 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | 0 | 0 | 0 |
| VI - RISERVE STATUTARIE | 0 | 0 | 0 |
| VII - ALTRE RISERVE | 17.683.933 | 13.515.018 | 4.168.915 |
| IX - UTILE DELL'ESERCIZIO | 17.800.700 | 28.349.085 | (10.548.385) |
| TOTALE PATRIMONIO NETTO | 244.425.030 | 249.387.046 | (4.962.016) |
| B) FONDI PER RISCHI E ONERI | | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | 1.372.780 | 1.369.856 | 2.924 |
| 3) Altri | 6.829.626 | 8.968.790 | (2.139.164) |
| TOTALE FONDI PER RISCHI E ONERI | 8.202.406 | 10.338.646 | (2.136.240) |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO | 9.855.554 | 9.396.101 | 459.452 |
| D) DEBITI | | | |
| 1) Obbligazioni | | | |
| - oltre 12 mesi | 0 | 47.881.236 | (47.881.236) |
| Totale obbligazioni | 0 | 47.881.236 | (47.881.236) |
| 3) Debiti verso banche | | | |
| - entro 12 mesi | 31.211.271 | 5.326.612 | 25.884.659 |
| - oltre 12 mesi | 91.431.649 | 117.160.037 | (25.728.388) |
| Totale debiti verso banche | 122.642.920 | 122.486.648 | 156.271 |
| 4) Debiti verso altri finanziatori | 0 | 12.018.992 | (12.018.992) |
| 5) Acconti | 2.356.266 | 1.109.405 | 1.246.861 |
| 6) Debiti verso fornitori | 88.717.926 | 79.165.274 | 9.552.652 |
| 8) Debiti verso imprese controllate | | | |
| - entro 12 mesi | 27.388.492 | 26.005.655 | 1.382.836 |
| - oltre 12 mesi | 163.760.951 | 0 | 163.760.951 |
| Totale debiti verso imprese controllate | 191.149.443 | 26.005.655 | 165.143.787 |
| 9) Debiti verso imprese collegate | 707.110 | 142.413 | 564.697 |
| 10) Debiti verso imprese controllanti | | | |
| - entro 12 mesi | 10.895 | 77.729.978 | (77.719.083) |
| - oltre 12 mesi | 0 | 232.406 | (232.406) |
| Totale debiti verso imprese controllanti | 10.895 | 77.962.383 | (77.951.488) |
| 11) Debiti tributari | | | |
| - entro 12 mesi | 13.030.942 | 9.958.499 | 3.072.443 |
| - oltre 12 mesi | 15.175.144 | 0 | 15.175.144 |
| Totale debiti tributari | 28.206.086 | 9.958.499 | 18.247.587 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | 2.154.049 | 2.065.764 | 88.286 |
| 13) Altri debiti | 8.623.483 | 8.048.023 | 575.461 |
| TOTALE DEBITI | 444.568.177 | 386.844.291 | 57.723.886 |
| E) RATEI E RISCONTI PASSIVI | | | |
| 1) Ratei passivi | 2.760.628 | 1.060.419 | 1.700.209 |
| RATEI E RISCONTI PASSIVI | 2.760.628 | 1.060.419 | 1.700.209 |
| TOTALE PASSIVO | 468.388.764 | 407.639.457 | 57.747.307 |
| TOTALE PATRIMONIO NETTO E PASSIVO | 709.811.794 | 657.026.503 | 52.785.291 |
| CONTI D'ORDINE | 251.712.097 | 146.403.096 | 105.309.001 |

| CONTO ECONOMICO | 31.12.2000 | 31.12.1999 | [illegible] |
|---|---|---|---|
| **A) VALORE DELLA PRODUZIONE** | | | |
| 1) Ricavi delle vendite e delle prestazioni | 477.324.466 | 424.782.424 | 52.542.043 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | 16.435.385 | (9.920.510) | 26.355.895 |
| 4) Incrementi di immobilizzazioni per lavori interni | 1.998.880 | 1.211.531 | 787.350 |
| 5) Altri ricavi e proventi | 14.022.228 | 11.213.293 | 2.808.935 |
| TOTALE VALORE DELLA PRODUZIONE | 509.780.960 | 427.286.738 | 82.494.223 |
| **B) COSTI DELLA PRODUZIONE** | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | 273.281.871 | 206.872.537 | 66.409.334 |
| 7) Per servizi | 101.267.535 | 81.410.366 | 19.857.168 |
| 8) Per godimento di beni di terzi | 2.236.296 | 1.568.208 | 668.088 |
| 9) Per il personale: | | | |
| a) salari e stipendi | 36.050.914 | 34.299.942 | 1.750.972 |
| b) oneri sociali | 12.352.968 | 11.688.782 | 664.185 |
| c) trattamento di fine rapporto | 2.632.073 | 2.271.037 | 361.036 |
| e) altri costi | 281.693 | 199.659 | 82.034 |
| Totale costi per il personale | 51.317.648 | 48.459.421 | 2.858.227 |
| 10) Ammortamenti e svalutazioni: | | | |
| a) ammortamento delle immobilizzazioni immateriali | 11.083.679 | 7.289.313 | 3.794.365 |
| b) ammortamento delle immobilizzazioni materiali | 21.377.243 | 16.426.096 | 4.951.147 |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | 3.008.158 | 3.265.461 | (257.303) |
| Totale ammortamenti e svalutazioni | 35.469.079 | 26.980.870 | 8.488.209 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | (8.908.785) | (1.507.733) | (7.401.052) |
| 12) Accantonamenti per rischi | 3.355.876 | 2.882.657 | 473.219 |
| 14) Oneri diversi di gestione | 3.685.439 | 3.266.461 | 418.977 |
| TOTALE COSTI DELLA PRODUZIONE | 461.704.958 | 369.932.787 | 91.772.170 |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | 48.076.002 | 57.353.950 | (9.277.948) |
| **C) PROVENTI E ONERI FINANZIARI** | | | |
| 15) Proventi da partecipazioni: | | | |
| a) da imprese controllate | 0 | 3.969.752 | (3.969.752) |
| b) altri | 11.017.723 | 40.365 | 10.977.358 |
| Totale proventi da partecipazioni | 11.017.723 | 4.010.118 | 7.007.605 |
| 16) Altri proventi finanziari: | | | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | 1.599.461 | 1.450.115 | 149.346 |
| d) proventi diversi dai precedenti: | | | |
| - da imprese controllate | 102.490 | 144.133 | (41.644) |
| - da imprese controllanti | 207.080 | 1.172.944 | (965.864) |
| - altri | 14.719.692 | 7.878.892 | 6.840.800 |
| Totale altri proventi finanziari | 16.628.723 | 10.646.085 | 5.982.638 |
| 17) Interessi e altri oneri finanziari: | | | |
| a) da imprese controllate | (1.605.971) | (74.841) | (1.531.131) |
| b) da imprese controllanti | (3.429.740) | (6.735.557) | 3.305.817 |
| c) altri | (24.713.552) | (18.677.349) | (6.036.204) |
| Totale interessi e altri oneri finanziari | (29.749.264) | (25.487.747) | (4.261.517) |
| TOTALE PROVENTI ED ONERI FINANZIARI | (2.102.818) | (10.831.544) | 8.728.726 |
| **D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | | | |
| 18) Rivalutazioni: | | | |
| a) di partecipazioni | 702.368 | 0 | 702.368 |
| 19) Svalutazioni: | | | |
| a) di partecipazioni | (291.886) | (10.788.233) | 10.496.347 |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | 410.483 | (10.788.233) | 11.198.715 |
| **E) PROVENTI ED ONERI STRAORDINARI** | | | |
| 20) Proventi: | | | |
| b) varie | 1.266.850 | 0 | 1.266.850 |
| 21) Oneri: | | | |
| b) altri oneri straordinari | (11.392.066) | (1.274.206) | (10.117.860) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | (10.125.216) | (1.274.206) | (8.851.010) |
| RISULTATO PRIMA DELLE IMPOSTE | 36.258.451 | 34.459.967 | 1.798.484 |
| 22) Imposte sul reddito dell'esercizio | (18.457.751) | (6.110.882) | (12.346.869) |
| 23) UTILE DELL'ESERCIZIO | 17.800.700 | 28.349.085 | (10.548.385) |

# *Relazione sulla gestione degli Amministratori*

*Profilo della Società*

De'Longhi S.p.A. opera in posizione di *leadership* in segmenti di mercato accomunati dal concetto di benessere nell'ambito dei prodotti per il riscaldamento, il condizionamento e il trattamento dell'aria, la cottura e preparazione dei cibi e la pulizia della casa e lo stiro. La Società vanta, in particolare, la *leadership* mondiale nei segmenti del riscaldamento e del condizionamento portatili, ed italiana nella totalità dei segmenti in cui opera.

La posizione competitiva si è di recente rafforzata con l'acquisizione da parte di una societa' controllata del Gruppo Kenwood, avvenuta nei primi mesi del 2001, *leader* di mercato in Grân Bretagna e specialista internazionale nel settore dei prodotti per la preparazione dei cibi, altresì attivo nel settore dei sistemi per la pulizia e lo stiro tramite la controllata Ariete S.p.A.

La Società ha assunto una posizione di specialista nei segmenti in cui opera grazie alla capacità di proporre al mercato prodotti innovativi per tecnologia e *design* e in taluni casi di anticipare e stimolare bisogni latenti dei consumatori sempre con il supporto di una forte attività di comunicazione.

La Società vanta ad oggi una forte vocazione industriale ed un solido *know-how* produttivo. Esso dispone di 4 stabilimenti, ove in particolare vengono svolte quelle prime lavorazioni, quali stampaggio della lamiera e stampaggio della plastica, critiche al fine di concepire e realizzare in tempi contenuti, prodotti distintivi per qualità, tecnologia e design.

I prodotti della Società sono distribuiti attraverso un'articolata e capillare struttura commerciale, opportunamente differenziata in funzione dei marchi, dei diversi canali di vendita e talvolta delle diverse linee di attività.
In Italia si avvale oltre che della forza di vendita diretta a presidio delle relazioni commerciali più significative, di un'estesa rete di agenzie, nonché di strutture commerciali specifiche per taluni canali. All'estero, ove è realizzato oltre il 61% del fatturato, vanta una consistente presenza diretta tramite società controllate in Olanda, Canada, Francia, Giappone, Germania, Gran Bretagna, Polonia, Stati Uniti d'America, e tramite uffici di rappresentanza in Cina, Russia ed Ucraina. In altri paesi, tra i quali rivestono una particolare importanza Grecia, Spagna, Nuova Zelanda ed Australia, distributori locali sono dedicati in via pressoché esclusiva a promuovere e commercializzare i prodotti della Società.

La rilevante crescita realizzata negli ultimi anni è avvenuta tanto per linee interne, che per acquisizioni. Nella integrazione delle società acquisite la politica della Società ha sempre mirato a salvaguardare la specificità delle competenze delle produzioni, delle strutture commerciali e dei marchi, pur cogliendo, con diverse modalità, in funzione delle specifiche acquisizioni, le sinergie realizzabili dall'accentramento di alcune funzioni e dalla condivisione del *know-how* tecnologico.

L'esercizio appena concluso rappresenta una tappa fondamentale per il profilo e le prospettive della Società. Nel mese di dicembre sono infatti state acquistate dalla controllata De'Longhi Pinguino SA alcune attività precedentemente detenute direttamente dal socio di controllo, operanti nei settori delle cucine "free standing", dei corpi scaldanti e delle macchine di grandi dimensioni per la climatizzazione e la termorefrigerazione per un fatturato complessivo di lire 338 miliardi. In tal modo si è giunti a consolidare un gruppo di attività che anche per complementarietà, completezza, sinergie interne, nonché per le prospettive dei mercati in cui operano, consentirà di rappresentare la base di partenza per una ulteriore crescita profittevole e sostenibile nel tempo.
A supporto e giustificazione del prezzo di acquisto sono state ottenute apposite perizie redatte da autorevoli esperti indipendenti.
Nella medesima logica volta a ricompattare intorno alla De' Longhi tutte le attività strategiche si è provveduto ad una riorganizzazione societaria ispirata da un lato alla semplificazione, dall'altro all'uscita dal perimetro di consolidamento di alcune attività di minor rilievo e poco coerenti con l'attività svolta. A seguito di tale riorganizzazione l'area di consolidamento non è completamente confrontabile con quella precedente.

Allo scopo di adeguare il proprio modello organizzativo all'aumento della complessità e della dimensione gestita, sono state poste le basi per un miglioramento dei sistemi di controllo interno e del modello di management di riferimento. E' stato nominato un Amministratore Delegato, con l'obiettivo di aumentare l'autorevolezza del management e di costruire un modello di governo in cui strategia, organizzazione e operazioni siano condotte d'intesa tra Imprenditore/azionista e management.
Ciò è avvenuto anche attraverso una maggiore formalizzazione e, in qualche caso revisione, dei riporti organizzativi e con l'implementazione di un più adeguato sistema di procure.

*Principali risultati*

In particolare nel 2000 De'Longhi ha realizzato ricavi per lire 924 miliardi. La crescita del fatturato rispetto al 1999 risulta pari al 12%.

L'EBITDA (utile prima degli oneri finanziari, imposte, svalutazioni e ammortamenti) è passato da lire 168,9 miliardi (con un'incidenza sulle vendite del 20,5%) a lire 168,3 miliardi (con un'incidenza sulle vendite del 18,2%).

L'utile netto è stato pari a lire 34 miliardi.

*Lo scenario di mercato*

Nel 2000 la crescita del Pil mondiale è stata pari a circa il al 4,7%, con un maggiore contributo alla crescita da parte dei Paesi non UEM. Durante il I semestre 2000 l'economia dell'area Euro ha consolidato la fase di ripresa avviatasi nel 1999 ; le esportazioni hanno dato un contributo positivo grazie all'indebolimento dell'EURO e alla forte espansione del commercio mondiale.
Sempre in area EURO le autorità di politica monetaria, con l'obiettivo di prevenire il formarsi di tensioni inflazionistiche, hanno innalzato gradualmente il tasso di interesse portandolo al 4,75%. Nel corso del 2000 i consumi delle famiglie hanno presentato una crescita leggermente superiore a quella dello scorso anno.

Per quanto riguarda l'evoluzione dell'economia italiana la fase ( rafforzamento è proseguita e l'incremento del PIL è stato pari al 2,8%; l crescita della domanda interna è rimasta sostenuta mentre le esportazior hanno beneficiato, come per gli altri paesi europei sia dell'indebolimenti della moneta che della forte crescita del commercio internazionale.
L'economia britannica ha confermato il trend di crescita, il PIL è aumentato del 3,3% , grazie soprattutto all'espansione della domanda interna.
La lunga fase di espansione dell'economia statunitense è proseguita anche nel 2000 a ritmi sostenuti, + 5,2%, ma ha sofferto di un inatteso calo nell'ultimo trimestre dell'anno in seguito all'incremento del prezzo del petrolio ed alle incertezze del mercato azionario.
L'economia Giapponese, dopo un periodo di recessione, ha mostrato un recupero graduale nella prima parte dell'anno; in tale periodo tuttavia è stato rilevante l'apporto della domanda pubblica per l'implementazione delle misure di sostegno all'economia. L'incremento del PIL è stato pari all'1,9%.

*Il mercato degli elettrodomestici*

I consumi di elettrodomestici nell'UEM hanno registrato una crescita sostanzialmente in linea con quella dei consumi totali.

Nel corso del 2000 il mercato interno Italiano degli elettrodomestici ha registrato un rallentamento con una crescita di circa il 2,5% soprattutto per effetto della domanda di elettrodomestici per la cottura e di apparecchi di riscaldamento.
La domanda di piccoli apparecchi sta invece registrando una stazionarietà sugli alti livelli raggiunti nel 1999.
La domanda di elettrodomestici nei mercati extra CEE ha invece determinato un rilevante aumento delle esportazioni (+10% in volume) ed una espansione della produzione superiore al 5%.
La domanda di elettrodomestici negli Stati Uniti ha presentato una decelerazione per quanto riguarda il segmento del riscaldamento e della cottura mentre il settore dei piccoli elettrodomestici ha evidenziato un'accelerazione. Le importazioni dall'Italia hanno comunque evidenziato trend di crescita in controtendenza soprattutto per il riscaldamento.

*I segmenti di business*

I segmenti di business in cui opera il Gruppo possono essere ricompresi nelle seguenti principali categorie:

- Prodotti per il riscaldamento;
- Sistemi per il condizionamento e trattamento dell'aria;
- Prodotti per la cottura e preparazione dei cibi – pulizia della casa e lo stiro;

Una parte marginale dei ricavi della Società deriva dalla vendita di accessori, materie prime, ricambi, o da attività di distribuzione di prodotti commercializzati.

La tabella che segue indica nelle prime due colonne l'andamento del fatturato per ciascun segmento negli anni 1999 e 2000.

| *DE' LONGHI SPA* | 1999 | 2000 | Var 99-00 | Var % 99-00 |
|---|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | | |
| Riscaldamento | 207 | 250 | 43 | 20,7 % |
| Condizionamento e trattamento dell'aria | 258 | 272 | 14 | 5,4 % |
| Cottura e preparazione cibi - pulizia della casa e lo stiro | 319 | 360 | 41 | 12,8 % |
| Altro | 38 | 42 | 4 | 10,5 % |
| **Totale** | **822** | **924** | **102** | |

## Riscaldamento

La gamma dei prodotti per il riscaldamento si può suddividere in:

- Unità riscaldamento mobile
- Unità terminali per sistemi di riscaldamento fisso

La Società produce una gamma completa di soluzioni mobili per il riscaldamento che comprende termoradiatori ad olio, termoconvettori elettrici (portatili e murali), termoventilatori, stufe a gas, stufe combinate gas/elettriche, stufe a kerosene, stufe a legna, stufe a carbone e stufe economiche.
In tale settore la Società è leader mondiale con una posizione marcata nella famiglia dei termoradiatori ad olio dove è l'unico ad offrire quattro distinte linee con estetiche, caratteristiche tecniche e posizionamenti differenziati.

Le vendite relative al riscaldamento mobile hanno evidenziato un incremento di lire 43 miliardi (+20,7%) rispetto al 1999.
La recente introduzione della nuova gamma di radiatori ad olio è stata la componente determinante di tale risultato.

## Condizionamento e trattamento dell'aria

La Società offre una gamma completa di climatizzatori, umidificatori, deumidificatori e purificatori d'aria che va dal deumidificatore portatile, all'impianto con una potenza resa di 0,4 Kw, alle unità termofrigorifere per uso industriale e per grandi complessi civili, con una potenza resa di 2.400 Kw.

La gamma di prodotti per il condizionamento ed il trattamento dell'aria si ripartisce in:

- condizionatori portatili;
- condizionatori modulari fissi (*split*);
- altri prodotti per il trattamento dell'aria.

Per quanto riguarda i condizionatori portatili, il successo del Pinguino, poi proposto in tutto il mondo, ha consentito al Gruppo di ottenere la *leadership* Mondiale nel segmento, unità di dimensioni ridotte, di potenza resa compresa tra 1,9 Kw e 4 Kw, destinate alla climatizzazione di singoli ambienti, che offrono agli utilizzatori il vantaggio di non richiedere alcuna installazione e di poter essere agevolmente trasferiti da un ambiente all'altro.

La Società offre poi una gamma completa di climatizzatori murali che possono supportare fino a tre unità interne, prestandosi così alla climatizzazione di singole unità abitative e di uffici od esercizi commerciali di ridotte dimensioni. La Società detiene in questo ambito una posizione di rilievo nel mercato italiano.

L'offerta della Società di prodotti per il trattamento dell'aria viene completata dalla gamma di deumidificatori, umidificatori e purificatori. In particolare i deumidificatori, sistemi portatili monoblocco che utilizzano la stessa tecnologia dei condizionatori, hanno la funzione di ridurre la quantità di vapore acqueo ambientale. La Società, che con il lancio della linea "Tasciugo" ha creato in Italia il segmento dei deumidificatori per uso domestico, detiene in tale settore una *leadership* europea ed un significativo posizionamento in ambito mondiale.

Nel complesso le vendite del segmento del condizionamento e trattamento dell'aria sono ammontate a lire 272 miliardi con un incremento del 5,4% rispetto all'anno precedente.

---

<u>Prodotti per la cottura e preparazione dei cibi</u>

La Società opera con una forte specializzazione in molteplici segmenti del mercato dei prodotti per la cottura e la preparazione dei cibi. In particolare produce e commercializza forni, friggitrici, tostapane, *barbecue* e bistecchiere a contatto, macchine da caffè, cucine c.d. "*free standing*", piani di cottura e forni c.d. "*built-in*", oltre a *mixer*, *robot* da cucina ed altri prodotti per la preparazione dei cibi.

Detiene una posizione di *leadership* in Italia, e di rilievo nel mondo, nel segmento dei forni da *top*. Per ampiezza e profondità di gamma, che comprende forni a microonde, elettrici e combinati, con capacità e dimensioni comprese tra i 7 ed i 30 litri, si posiziona a livello dei maggiori concorrenti internazionali.
Nelle friggitrici la Società detiene una posizione di *leadership* in Italia e nel Regno Unito, nonché di primario operatore sul mercato internazionale.
Nelle macchine da caffè la posizione è di rilievo nel mercato italiano, e di *leader* in Giappone. L'offerta si compone di differenti modelli per la preparazione del caffè, che includono macchine per il caffè espresso , macchine per il caffè all'americana e macchine in grado di erogare sia caffè espresso che all'americana.
La Società occupa infine un ruolo di primario rilievo nei segmenti delle cucine *free standing*, dei piani cottura e dei forni.
Nella categoria dei prodotti per la preparazione dei cibi viene proposta una gamma completa di spremiagrumi, mixer, gelatiere e sbattitori.

## Prodotti per la pulizia della casa e i sistemi per lo stiro

La societa' realizza una vasta gamma di prodotti per la pulizia della casa e l stiro. In tale ambito detiene una posizione di *leader* nazionale nelle famigli degli aspirapolvere, e di primario operatore nel settore dei sistemi stiranti. La produzione del Gruppo comprende una vasta gamma di scope elettrich ed aspirapolvere a traino, pulitori a vapore e multifunzione, estrattori a vapore (che combinano l'azione di scioglimento dello sporco del vapore co capacità aspiranti) e sistemi per lo stiro a vapore.

Nel complesso le vendite del segmento "cottura e preparazione dei cibi - pulizia della casa e lo stiro" sono ammontate a 360 miliardi di lire, con un incremento del 12,8% rispetto all'anno precedente.

A seguito del rinnovo della gamma completato negli ultimi mesi del 2000 si determineranno effetti positivi, in termini di maggiori vendite, soprattutto nell'esercizio 2001.

*La ripartizione della crescita per area geografica*

La forte propensione internazionale è documentata dalla tabella che segue, che riporta l'andamento del fatturato ripartito per area geografica.

**Ricavi per area geografica:**

| | 1999 | 2000 | Var 00-99 | Var % 00-99 |
|---|---|---|---|---|
| | (Lire mld.) | (Lire mld.) | (Lire mld.) | |
| Italia | 361 | 360 | (1) | (0,2) % |
| Unione Monetaria Europea | 118 | 153 | 35 | 29,7% |
| Altri Europa | 94 | 128 | 34 | 36,2% |
| Stati Uniti e Canada | 94 | 119 | 25 | 26,6% |
| Resto del Mondo | 155 | 164 | 9 | 5,8% |
| Totale | 822 | 924 | 102 | |

In Gran Bretagna, Stati Uniti, Canada, Giappone, Francia, Benelux, tutti paesi nei quali la Societa' opera attraverso filiali proprie, sono stati realizzati significativi aumenti di fatturato (dal 14% al 38%); solo in Germania, tra i paesi ove è presente una filiale, la crescita del fatturato è stata inferiore al 10%. La crescita è in generale imputabile al successo dei nostri prodotti, alla sempre crescente notorietà del marchio e al buon lavoro svolto dalle nostre strutture internazionali.

*Andamento della gestione*

Si presenta, nel seguito, una riclassificazione gestionale dei conti economici:

| | 2000 | % sulle vendite | 1999 | % sulle vendite |
|---|---|---|---|---|
| | (Lire mld.) | | (Lire mld.) | |
| Ricavi delle vendite | 924 | 100,0% | 822 | 100,0% |
| Margine lordo industriale | 475 | 51,5% | 430 | 52,2% |
| Costi per servizi e altri oneri | (208) | (22,5%) | (167) | (20,3%) |
| Valore aggiunto | 268 | 29,0% | 263 | 31,9% |
| Costo del lavoro | (99) | (10,8%) | (94) | (11,4%) |
| Margine operativo lordo (EBITDA) | 168 | 18,2% | 169 | 20,5% |
| Ammortamenti e accantonamenti | (75) | (8,1%) | (58) | (7,0%) |
| Risultato operativo (EBIT) | 93 | 10,1% | 111 | 13,5% |
| Proventi (Oneri) finanziari e straordinari | (23) | (2,5%) | (44) | (5,4%) |
| Risultato prima delle imposte | 70 | 7,6% | 67 | 8,1% |
| Imposte dell'esercizio | (36) | (3,9%) | (12) | (1,4%) |
| Utile dell'esercizio | 34 | 3,7% | 55 | 6,7% |

L'incremento delle vendite è stato pari al 12,4%.
Il margine lordo industriale diminuisce dello 0,8% in termini di incidenza percentuale sul venduto, e aumenta di 45 miliardi in valore assoluto (+10,5% sull'anno precedente)
L'EBITDA diminuisce rispetto al 1999 in termini percentuali di 2,3 punti, e l'EBIT di 3,4 punti.

L'utile ante imposte, in crescita rispetto al 1999, passando da lire 67 miliardi a lire 70 miliardi, è stato influenzato da un miglioramento della gestione finanziaria , soprattutto per effetto di dividendi incassati e da oneri straordinari per circa lire 20 miliardi relativi pressochè interamente al pagamento di un indennizzo conseguente alla dismissione di una partecipazione avvenuta nel 1997.
L'utile di esercizio è diminuito rispetto al 1999 passando da lire 55 miliardi nel 1999 a lire 34 miliardi per effetto di un maggior carico fiscale.

formazione superiore alle 14.000. Tali iniziative hanno riguardato sia la formazione manageriale che l'aggiornamento professionale di varie figure organizzative, tecnico/produttive, amministrative e commerciali.

Per quanto concerne infine le relazioni sindacali, il 2000 è stato l'anno del rinnovo del Contratto Collettivo Aziendale. Il nuovo Premio di Risultato è legato al miglioramento degli indici di redditività, qualità ed efficienza e viene redistribuito tra i dipendenti secondo un meccanismo che premia la presenza in Azienda.

L'ingresso in azienda del nuovo Amministratore Delegato della Società Capogruppo, ha posto le basi sia per una ridefinizione dei riporti organizzativi interni e delle deleghe attribuite al management, che per l'attivazione di alcuni meccanismi di comunicazione interna ed integrazione (incontri periodici di verifica dell'andamento delle principali problematiche aziendali e cantieri di revisione e innovazione organizzativa).

Nel corso del 2000 è continuato il processo di potenziamento delle strutture di vendita interna ed esterna che ha permesso di aumentare la presenza sul territorio e di essere presenti in nuovi canali distributivi. In particolare si è reso operativo l'ufficio di rappresentanza in Belgio ed è stato perfezionato un accordo di distribuzione con un importante gruppo per quanto riguarda la distribuzione nel Sud-est Asiatico.
E' stato inoltre avviato un processo di revisione interna, con l'obiettivo di perseguire la riduzione del capitale circolante attraverso una serie di attività, tra cui una riprogettazione dei flussi della pianificazione commerciale che dovrà consentire una maggiore responsabilizzazione del personale cui sono affidate le vendite.

I sistemi informativi della Società sono basati essenzialmente sul *software* gestionale SAP. SAP consente una gestione integrata di tutti i principali aspetti dell'attività produttiva e commerciale, tra cui la logistica, le scorte, il magazzino, gli ordini, le vendite e la movimentazione di materie prime, semilavorati e prodotti finiti.

*L'attività di ricerca e sviluppo*

La funzione di ricerca e sviluppo della Società, nella quale vengono costantemente effettuati rilevanti investimenti, dispone di numerosi laboratori ed impianti produttivi. La societa' dedica all'attività di ricerca e sviluppo significativi investimenti che hanno consentito di ottenere e consolidare nel tempo vantaggi competitivi tra cui sottolineiamo:

- Efficienza del ciclo produttivo ed il contenimento dei costi di produzione mediante l'innovazione dei processi produttivi. Nei vari settori di attività, la Società sfrutta le specifiche conoscenze sviluppate nel settore dello stampaggio delle lamiere, della saldatura, dell'iniezione della plastica, della verniciatura e smaltatura, dell'utilizzo dei gas, dell'elettronica e dell'elettrotecnica per progettare e realizzare impianti produttivi altamente automatizzati, moderni ed efficienti sotto il profilo dei costi.

- La capacità di individuare soluzioni e tecnologie innovative grazie alle quali è stato possibile assecondare, e spesso anticipare, i mutamenti delle esigenze della clientela e del quadro normativo di riferimento.

L'attività svolta ha consentito alla Società di accedere ai benefici concessi

formazione superiore alle 14.000. Tali iniziative hanno riguardato sia formazione manageriale che l'aggiornamento professionale di varie figu organizzative, tecnico/produttive, amministrative e commerciali.

Per quanto concerne infine le relazioni sindacali, il 2000 è stato l'anno di rinnovo del Contratto Collettivo Aziendale. Il nuovo Premio di Risultato legato al miglioramento degli indici di redditività, qualità ed efficienza viene redistribuito tra i dipendenti secondo un meccanismo che premia l. presenza in Azienda.

L'ingresso in azienda del nuovo Amministratore Delegato della Societ Capogruppo, ha posto le basi sia per una ridefinizione dei riport organizzativi interni e delle deleghe attribuite al management, che pe l'attivazione di alcuni meccanismi di comunicazione interna ed integrazione (incontri periodici di verifica dell'andamento delle principali problematiche aziendali e cantieri di revisione e innovazione organizzativa).

Nel corso del 2000 è continuato il processo di potenziamento delle strutture di vendita interna ed esterna che ha permesso di aumentare la presenza sul territorio e di essere presenti in nuovi canali distributivi. In particolare si è reso operativo l'ufficio di rappresentanza in Belgio ed è stato perfezionato un accordo di distribuzione con un importante gruppo per quanto riguarda la distribuzione nel Sud-est Asiatico.

E' stato inoltre avviato un processo di revisione interna, con l'obiettivo di perseguire la riduzione del capitale circolante attraverso una serie di attività, tra cui una riprogettazione dei flussi della pianificazione commerciale che dovrà consentire una maggiore responsabilizzazione del personale cui sono affidate le vendite.

I sistemi informativi della Società sono basati essenzialmente sul *software* gestionale SAP. SAP consente una gestione integrata di tutti i principali aspetti dell'attività produttiva e commerciale, tra cui la logistica, le scorte, il magazzino, gli ordini, le vendite e la movimentazione di materie prime, semilavorati e prodotti finiti.

*L'attività di ricerca e sviluppo*

La funzione di ricerca e sviluppo della Società, nella quale vengono costantemente effettuati rilevanti investimenti, dispone di numerosi laboratori ed impianti produttivi. La societa' dedica all'attività di ricerca e sviluppo significativi investimenti che hanno consentito di ottenere e consolidare nel tempo vantaggi competitivi tra cui sottolineiamo:

- Efficienza del ciclo produttivo ed il contenimento dei costi di produzione mediante l'innovazione dei processi produttivi. Nei vari settori di attività, la Società sfrutta le specifiche conoscenze sviluppate nel settore dello stampaggio delle lamiere, della saldatura, dell'iniezione della plastica, della verniciatura e smaltatura, dell'utilizzo dei gas, dell'elettronica e dell'elettrotecnica per progettare e realizzare impianti produttivi altamente automatizzati, moderni ed efficienti sotto il profilo dei costi.

- La capacità di individuare soluzioni e tecnologie innovative grazie alle quali è stato possibile assecondare, e spesso anticipare, i mutamenti delle esigenze della clientela e del quadro normativo di riferimento.

L'attività svolta ha consentito alla Società di accedere ai benefici concessi dalla Legge 46/82, "*Programma di ricerca applicata*", per lo studio di

"*Nuovi sistemi condizionanti utilizzanti come gas refrigerante idrocarburi in luogo dei CHF e degli HCFC e relativo processo prototipale di produzione*" e di una "*Macchina per la produzione di acqua od aria calda o fredda mediante un fluido frigorigeno*". Sono stati, altresi ottenuti i contributi previsti dalla Legge 140/97 "*Innovazione Tecnologica*".

Nel segmento condizionatori murali sono state messe inoltre a punto interessanti soluzioni basate sull'utilizzo di Internet volte a evolvere e aumentare funzionalità esistenti mediante la possibilità di telegestione, telecontrollo a distanza fortemente innovative rispetto agli standards di mercato.

Nel 2000 la società ha sostenuto costi di ricerca e sviluppo per circa Lire 11 miliardi che sono stati imputati interamente a conto economico ad eccezione di quanto relativo al progetto "nuovo microonde vocale" che è stato capitalizzato stante le caratteristiche di sviluppo di specifico prodotto chiaramente definito .

In previsione del possibile sfruttamento della Legge 140/97 "Innovazione tecnologica" forniamo il dettaglio dell'informativa richiesta.

Natura e descrizione delle attivita' di ricerca e sviluppo

L'attività ha riguardato diversi progetti di ricerca che hanno riguardato l'area condizionamento per Lire 4,2 miliardi , l'area riscaldamento per Lire 1,8 miliardi e l'area piccoli elettrodomestici per Lire 5,2 miliardi;

Natura , descrizione dei costi dedotti ai sensi del Dpr 917/86

Le spese sostenute nell'esercizio sono relative a (i) costi del personale dedicato all'attivita' di Ricerca & Sviluppo per Lire 4,4 miliardi (ii) costi per strumentazioni ed attrezzatura per Lire 0,6 miliardi e (iii) costi per servizi di consulenza tecnologica, per acquisizione di conoscenze e per spese generali per Lire 6 miliardi

Descrizione dei risultati fondamentali conseguiti e possibili ricadute di conoscenze

A testimonianza della capacità di innovazione espressa in questo momento dalla Societa' e a giustificazione quindi della efficacia della spesa sostenuta, si sottolinea la registrazione di importanti invenzioni nel corso del 2000 tra cui nella famiglia dei termoradiatori il brevetto relativo ad una particolare struttura di radiatori per il riscaldamento di locali, nel segmento della climatizzazione un brevetto per una macchina per la produzione di acqua o aria calda e fredda mediante fluido frigorigeno e nel segmento per i prodotti della cottura un brevetto per un forno a microonde a comando vocale e procedimento automatico per la cottura di prodotti alimentari.

*Investimenti e prodotti*

Gli investimenti complessivi in immobilizzazioni materiali sono stati pari a circa Lire 24,8 miliardi, di questi oltre Lire 13 miliardi sono stati spesi in stampi e attrezzature per la produzione di nuovi prodotti. Per il resto si è trattato prevalentemente di investimenti di completamento e mantenimento della attuale capacità produttiva.

Nel corso del 2000 è stato avviato un nuovo stabilimento produttivo ad Ampezzo (UD) specializzato nell'assiemaggio di macchine da caffè, termoventilatori, forni elettrici e bistecchiere, che ha già raggiunto livelli significativi di efficienza operativa in linea con gli standards del Gruppo.

A titolo di esempio riepiloghiamo i principali prodotti realizzati nel corso del 2000:

- nuove macchine da caffe'espresso a pompa dotate di un innovativo sistema per montare il latte e nuova serie BAR 50 e 51 dotate di cappuccino istantaneo IFD.
- Nuova serie di friggitrici statiche a capacita' elevata posizionate sulla fascia alta del mercato
- estensione della gamma "retro'" degli sfornatutto con la realizzazione di un modello per il mercato Americano con cavita' da 12 litri.
- nuovo modello di forno combinato ventilato in acciaio inox
- completamento della gamma dei forni ventilati con realizzazione di due forni digitali, elettronici sia nei comandi che nella regolazione della temperatura per il mercato americano.
- Nuovo pinguino acqua-aria interamente in plastica con l'esclusivo sistema Turbo power
- Nuova gamma di termoventilatori da bagno"caldobagno" per la fascia alta del mercato e termoventilatore da tavolo ;
- Nuovo modello elettronico di termoventilatore con funzione intelligente
- ( ECC-Electronic Climate Control)
- Nuova serie di convettori a resistenza corazzata per il mercato americano

Nel corso del 2000 sono stati effettuati ingenti investimenti in pubblicita' e comunicazione per un ammontare di circa Lire 52,7 miliardi che sono stati interamente imputati a conto economico. L'attivita' ha riguardato il sostenimento e consolidamento di linee di prodotti gia' esistenti, sia nei prodotti per la cottura e preparazione dei cibi che nella climatizzazione, ed il lancio di nuovi prodotti.
In particolare nel corso del 2000 sono state realizzate importanti campagne pubblicitarie per il lancio del microonde "doppioforno" in Italia e per il lancio del nuovo concetto di "living innovation" negli Stati Uniti abbinato ai forni digitali, friggitrici e macchine da caffe' combinata.

*Le attività ed i rapporti con le imprese controllate, controllanti e collegate*

I rapporti con le imprese controllanti sono indicati nella nota integrativa nelle note illustrative alle singole poste dello stato patrimoniale e del conto economico. In conformita' alle disposizioni di legge, precisiamo che non risultano detenute ne sono state acquistate o vendute nell'esercizio azioni proprie.

*Euro*

L'analisi condotta sulla strategicita' del passaggio all'Euro, quale moneta di conto, ha indotto a prevedere per il secondo semestre dell'esercizio 2001 la data di effettuazione del cambiamento.

*Eventi successivi alla chiusura dell'esercizio*

Aumento del capitale sociale

Nei primi giorni del 2001 è stata convocata l'assemblea straordinaria degli azionisti con, all'ordine del giorno, la proposta di aumento del capitale sociale a pagamento riservato in opzione agli azionisti; a tale riguardo siamo stati informati che gli azionisti della De' Longhi S.p.A. hanno confermato la loro volontà alla sottoscrizione dell'intero aumento di capitale sociale, per l'importo di lire 250.587 milioni .

Kenwood

Nei primi mesi del 2001 la De' Longhi S.p.A. attraverso una controllata ha portato a termine, mediante un' OPA, l'acquisto dell'intero capitale sociale della società Kenwood Appliances Plc. per un costo complessivo alla fine dell'O.P.A. di circa GBP 46,2 milioni (pari a circa Lire 142,4 miliardi). Tale società a capo di un Gruppo attivo nel settore dei prodotti per la preparazione dei cibi, pulizia della casa e stiro, che ha sviluppato nell'esercizio chiuso al 31 marzo 2001 un fatturato di circa GBP 155,2 milioni (pari a lire 484 miliardi).

L'acquisizione di Kenwood consentirà al Gruppo di migliorare il suo posizionamento strategico nel segmento dei prodotti per la cottura/preparazione dei cibi ove si posiziona come *leader* di livello europeo. La qualità del marchio acquisito, la massa critica raggiunta, l'aumentata capacità di acquisti, la forte complementarietà di prodotto e distribuzione, la possibilità di disporre di uno stabilimento in Cina attualmente sotto utilizzato, costituiscono i principali punti qualificanti di questa acquisizione.

Ad eccezione di quanto indicato precedentemente non si segnalano fatti di rilievo che possano aver influito in modo rilevante sull'andamento aziendale o che possano aver modificato la struttura patrimoniale finanziaria ed economica della Societa'.

*Le prospettive/evoluzioni prevedibili della gestione*

Nel corso del 2001 proseguira' la strategia di sviluppo volta a mantenere le quote di mercato nei segmenti di business e nei paesi dove la posizione è di leader dominante o dove il mercato è in crescita e ad aumentare le quote stesse nei mercati di maggiore sviluppo mediante l'innovazione del prodotto, la forza della struttura distributiva.

Il processo di integrazione con il Gruppo Kenwood programmato a partire dal II trimestre del 2001 dovrebbe poi permettere il raggiungimento di importanti sinergie e di conseguenti importanti ritorni economici.

I risultati dei primi mesi del nuovo esercizio confermano le aspettative di una ulteriore crescita.

Si prevede inoltre che i risultati della gestione potranno trarre vantaggi dall'attuale tendenza alla riduzione dei costi delle materie prime.

Le vendite risultano essere in crescita con un miglioramento del margine di contribuzione lordo rispetto al medesimo periodo del 2000 come per le società di recente acquisizione.

*Proposta di approvazione* Il Bilancio dell'esercizio 2000, che sottoponiamo alla Vostra approvazione, si chiude con un utile dell'esercizio di Lire 34.466.961.394.

Ciò premesso proponiamo di:

1) approvare la relazione della gestione dell'esercizio 2000 ed il bilancio d'esercizio 2000, composto dallo Stato Patrimoniale, dal Conto Economico e dalla Nota Integrativa, che chiude con un risultato d'esercizio di Lire 34.466.961.394
2) destinare l'utile dell'esercizio di 34.466.961.394 come segue:
   a) alla riserva legale Lire 1.734.977.627
   b) alla riserva straordinaria Lire 32.731.983.767

Per il Consiglio di Amministrazione
L'Amministratore Delegato
Stefano Beraldo

**DE' LONGHI S.p.A.**

Capitale sociale Lit. 400.000.000.000

Sede legale in Treviso, Via L. Seitz n. 47

Registro delle Imprese di Treviso n. 41279 - Codice Fiscale 11570840154

* * *

## RELAZIONE DEL COLLEGIO SINDACALE
## AL BILANCIO D'ESERCIZIO CHIUSO AL 31 DICEMBRE 2000

* * *

Signori Azionisti,

il progetto di bilancio dell'esercizio chiuso al 31 dicembre 2000, sottopostoVi per l'esame e l'approvazione dal Consiglio di Amministrazione, si sintetizza nelle seguenti risultanze:

| | |
|---|---|
| **Totale attivo** | **1.374.387.282.539** |
| Patrimonio netto | 473.272.852.137 |
| Passività | 901.114.430.402 |
| **Totale passivo e netto** | **1.374.387.282.539** |
| Valore della produzione | 987.073.579.674 |
| Costi della produzione | (893.985.458.407) |
| Proventi ed oneri finanziari | (4.071.623.453) |
| Rettifiche di valore di attivita' finanziarie | 794.805.079 |
| Proventi ed oneri straordinari | (19.605.152.499) |
| Imposte sul reddito dell'esercizio | (35.739.189.000) |
| **Utile dell'esercizio** | **34.466.961.394** |

I conti d'ordine ammontano complessivamente a Lit. 487.382.582.176.

* * *

Il progetto di bilancio sottoposto alla Vostra approvazione è stato redatto in base alle disposizioni legislative vigenti ed approvato dal Consiglio di Amministrazione in data odierna.

Dopo aver effettuato le verifiche nel seguito descritte, abbiamo provveduto a redigere la presente relazione rinunciando, per quanto di nostra competenza, ai termini previsti dal comma 1 dell'art. 2429 del Codice Civile.

Il nostro esame sul progetto di bilancio è stato svolto secondo i principi di comportamento del collegio sindacale raccomandati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio di esercizio, interpretate e integrate dai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, nonché, ove necessario, ai principi contabili internazionali dell'International Accounting Standards Committee.

Lo stato patrimoniale e il conto economico presentano a fini comparativi i valori dell'esercizio precedente.

Le variazioni delle singole poste del bilancio sono state esposte e commentate dal consiglio di amministrazione nella nota integrativa, che illustra inoltre i criteri di valutazione utilizzati, in relazione ai quali riteniamo opportuno effettuare le seguenti precisazioni:

- i costi di impianto e di ampliamento sono iscritti con il consenso del Collegio Sindacale, al netto degli ammortamenti calcolati secondo aliquote costanti;

- il valore delle immobilizzazioni materiali è iscritto secondo il criterio del costo d'acquisto, comprensivo degli oneri accessori di diretta imputazione, al netto degli ammortamenti calcolati con criterio sistematico ed in riferimento alla loro residua possibilità di utilizzazione;
- le rimanenze non costituenti attività immobilizzate sono iscritte al minore tra il costo di acquisto o di produzione ed il valore di realizzo desunto dall'andamento del mercato, applicando il criterio del costo medio ponderato;
- i crediti sono iscritti in bilancio al valore di presumibile realizzazione, mentre i debiti sono iscritti al valore nominale;
- i ratei e i risconti sono iscritti in base al principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi sugli esercizi medesimi;
- il trattamento di fine rapporto risulta adeguato a norma di legge in base al personale in forza al 31 dicembre 2000 ed alle competenze maturate in favore dello stesso;
- la valutazione delle altre voci del bilancio è stata effettuata a norma di legge, applicando criteri prudenziali e nel rispetto del principio di competenza.

Non si è fatto ricorso a deroghe di cui all'art. 2423, comma 4, del codice civile.

Il consiglio di amministrazione nella relazione sulla gestione ha provveduto ad informarVi sull'attività aziendale e sugli accadimenti di natura

patrimoniale, finanziaria ed economica che hanno caratterizzato l'esercizio chiuso al 31 dicembre 2000, nonché sulle politiche gestionali perseguite.

Nel corso dell'esercizio abbiamo proceduto al controllo sulla tenuta della contabilità, al controllo dell'amministrazione e alla vigilanza sull'osservanza della legge e dell'atto costitutivo, partecipando alle riunioni degli organi sociali ed effettuando le verifiche ai sensi dell'art. 2403 del codice civile.

A nostro giudizio, il sopramenzionato bilancio corrisponde alle risultanze dei libri e delle scritture contabili e la valutazione del patrimonio sociale è stata effettuata in conformità alle disposizioni di cui all'art. 2426 del codice civile.

Pertanto, esprimiamo parere favorevole alla sua approvazione, nonché alla proposta degli Amministratori in merito alla destinazione dell'utile d'esercizio.

Treviso, 10 aprile 2001

IL COLLEGIO SINDACALE

Carlo Garavaglia

Giancarlo Malerba

Giuliano Saccardi

## RELAZIONE DELLA SOCIETÀ DI REVISIONE

Agli azionisti della
De' Longhi SpA

1 Abbiamo svolto la revisione contabile del bilancio d'esercizio della società De' Longhi SpA chiuso al 31 dicembre 2000. La responsabilità della redazione del bilancio compete agli amministratori della società De' Longhi SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale. I bilanci di alcune società controllate sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda circa il 13 per cento del valore iscritto alla voce "Partecipazioni" e l'1 per cento del totale dell'attivo è basato anche sulla revisione svolta da altro revisore. Inoltre, la revisione dei bilanci di alcune controllate indirette è pure affidata ad altri revisori.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 26 giugno 2000.

3 A nostro giudizio, il bilancio d'esercizio della De' Longhi SpA al 31 dicembre 2000 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

4 A titolo informativo richiamiamo i seguenti aspetti:

(a) Le immobilizzazioni materiali sono state sottoposte nel corrente esercizio e in esercizi precedenti ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti nella nota integrativa nella illustrazione della voce "Immobilizzazioni materiali".

PRICEWATERHOUSECOOPERS

(b) I marchi iscritti nelle immobilizzazioni immateriali sono stati sottoposti nel corrente esercizio ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti in nota integrativa nella illustrazione della voce "Immobilizzazioni immateriali".

(c) La società detiene partecipazioni di controllo, iscritte in bilancio secondo il criterio del costo rettificato per perdite durature di valore, ed ha pertanto redatto, come richiesto dalle norme di legge, il bilancio consolidato di Gruppo. Tale bilancio rappresenta un'integrazione del bilancio d'esercizio ai fini di un'adeguata informazione sulla situazione patrimoniale, finanziaria ed economica della società e del Gruppo. Il bilancio consolidato è stato da noi esaminato e lo stesso, con la relativa relazione, è presentato unitamente al bilancio d'esercizio.

Treviso, 11 aprile 2001

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

## EXPLANATORY NOTE

**Minute of Shareholders' meeting dated June 29, 2000:**
The shareholders of the Company resolved to approve the proposed financial statements of the Company for the year ended December 31, 1999.

**Verbale di assemblea ordinaria**

L'anno 2000, il giorno 29 del mese di giugno, alle ore 10.00, presso la sede sociale in Treviso - Via L. Seitz n. 47, si è riunita l'assemblea ordinaria dei soci della "DE LONGHI S.P.A." per discutere e deliberare sul seguente

Ordine del Giorno

1) Relazione del Consiglio di amministrazione sulla gestione, relazione del Collegio Sindacale, presentazione del bilancio al 31 dicembre 1999 e deliberazioni conseguenti;

2) Rinnovo del Consiglio di amministrazione;

3) Varie ed eventuali.

Assume la presidenza dell'assemblea il Presidente del Consiglio di Amministrazione dr. Giuseppe de' Longhi il quale chiama a fungere da segretario il dr. Fabio de' Longhi.

Il Presidente, constatato e fatto constatare dal segretario:

- che sono presenti in proprio e per delega i soci rappresentanti l'intero capitale sociale;
- che sono presenti i Consiglieri di Amministrazione Signori:, p.i. Eliseo Marcolin, dr. Fabio de' Longhi e rag. Giorgio Sandri, oltre ad esso Presidente; assente giustificato il rag. Renzo Tomba
- che sono presenti i Sindaci Effettivi dr. Carlo Garavaglia, dr. Giancarlo Malerba e dr. Giuliano Saccardi;
- che l'assemblea è stata regolarmente convocata con Gazzetta Ufficiale del 10.6.2000 – foglio delle inserzioni n. 134 – S/16355;

d i c h i a r a

l'assemblea validamente costituita ed idonea a deliberare sugli argomenti posti all'ordine del giorno di cui passa alla trattazione.

1) Relazione del Consiglio di Amministrazione sulla gestione:

Il Presidente dà lettura della relazione sulla gestione redatta ai sensi art. 2428 Cod. Civ..

(o m i s s i s)

Relazione del Collegio Sindacale:

Il dr. Carlo Garavaglia – Presidente del Collegio Sindacale - dà lettura della Relazione dei Sindaci.

(o m i s s i s)

Presentazione del Bilancio chiuso al 31/12/1999 e deliberazioni conseguenti:

Il Presidente dà lettura all'assemblea del Bilancio chiuso al 31/12/1999 redatto ai sensi art. 2423 Cod. Civ formato da Stato Patrimoniale, Conto Economico e Nota Integrativa e corredato dal bilancio consolidato di gruppo della DE LONGHI S.P.A. al 31.12.1999, presentando ed illustrando a tal proposito il bilancio stesso all'assemblea.

(o m i s s i s)

Il Presidente propone quindi all'assemblea di approvare il Bilancio al 31/12/1999 con unita Nota Integrativa e di destinare l'utile di esercizio pari a Lit. 54.891.483.396 così come segue:

- L. 2.744.574.170 alla Riserva Legale;
- L. 52.146.909.226 alla Riserva Straordinaria.

L'assemblea, udita la relazione e le proposte del Presidente, dopo breve discussione, all'unanimità

- rag. Renzo Tomba nato a Treviso il 09/06/1946 e residente a Treviso - Via Cadore n. 21, cittadino italiano;
- dr. Stefano Beraldo nato a Mestre-Venezia il 23/03/1957 e residente a Preganziol (TV) – Via N. Sauro n. 41, cittadino italiano;
- sig. Giorgio Sandri nato a Udine il 19/06/1944 e residente a Bologna - Via Indipendenza n. 41, cittadino italiano.
- dr. Fabio de' Longhi nato a Treviso il 24/9/1967 e residente a Treviso - Piazza S. Andrea n. 6, cittadino italiano.

Viene riconfermato Presidente della società il dr. Giuseppe de' Longhi e viene inoltre nominato Vice-Presidente della società il dr. Fabio de' Longhi.

Il dr. Giuseppe de' Longhi, il dr. Fabio de Longhi ed il rag. Giorgio Sandri, presenti in assemblea, dichiarano di accettare gli incarichi di cui sopra e ringraziano l'assemblea.

Il Presidente, null'altro essendovi da deliberare e nessun altro chiedendo la parola, dichiara chiusa la seduta previa redazione, lettura ed approvazione del presente verbale, essendo le ore 12.00.

| IL SEGRETARIO | IL PRESIDENTE |
| --- | --- |
| (dr. Fabio de' Longhi) | (dr. Giuseppe de' Longhi) |

# GRUPPO DE'LONGHI S.P.A.

# Bilancio consolidato al 31 dicembre 1999

02 APR 30 [illegible]

De'Longhi S.p.a. – Sede sociale: Via L. Seitz, 47 – 31100 Treviso – Italy
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese: Tribunale di Treviso n. 41279

(in Lire milioni)

| ATTIVO | 31.12.97 Parziali | 31.12.97 Totali | 31.12.96 Parziali | 31.12.96 Totali |
|---|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | | 25.000 | | 9.100 |
| B) IMMOBILIZZAZIONI | | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | | | | |
| 1) Costi di impianto ed ampliamento | | 237 | | 369 |
| 2) Costi di ricerca, di sviluppo e di pubblicità | | 892 | | 2.051 |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | | 4.423 | | 4.887 |
| 4) Concessione, licenze, marchi e diritti simili | | 192.214 | | 206.162 |
| 5) Avviamento | | 437 | | 499 |
| 6) Immobilizzazioni in corso e acconti | | 0 | | 822 |
| 7) Altre | | 1.013 | | 47 |
| 8) Differenza di consolidamento | | 10.221 | | 11.922 |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | | 209.537 | | 226.759 |
| II - IMMOBILIZZAZIONI MATERIALI | | | | |
| 1) Terreni e fabbricati | | 148.965 | | 153.942 |
| 2) Impianti e macchinari | | 75.335 | | 88.850 |
| 3) Attrezzature industriali e commerciali | | 32.264 | | 30.091 |
| 4) Altri beni | | 10.037 | | 10.110 |
| 5) Immobilizzazioni in corso e acconti | | 686 | | 635 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | | 267.287 | | 283.628 |
| III - IMMOBILIZZAZIONI FINANZIARIE | | | | |
| 1) Partecipazioni in: | | | | |
| a) imprese controllate | 2.409 | | 2.409 | |
| b) imprese collegate | 11.577 | | 12.118 | |
| c) altre imprese | 384 | 14.370 | 590 | 15.117 |
| 2) Crediti: | | | | |
| a) verso imprese controllate | | 0 | | 0 |
| b) verso imprese collegate | | 0 | | 658 |
| c) verso imprese controllanti | | | | |
| - entro 12 mesi | 0 | | 54.000 | |
| - oltre 12 mesi | 8.000 | 8.000 | 0 | 54.000 |
| d) verso altri: | | | | |
| - entro 12 mesi | 203 | | 607 | |
| - oltre 12 mesi | 21.025 | 21.228 | 20.153 | 20.760 |
| Totale Crediti | | 29.228 | | 75.418 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | | 43.598 | | 90.535 |
| TOTALE IMMOBILIZZAZIONI | | 520.422 | | 600.922 |
| C) ATTIVO CIRCOLANTE | | | | |
| I - RIMANENZE | | | | |
| 1) Materie prime, sussidiarie e di consumo | | 66.365 | | 69.890 |
| 2) Prodotti in corso di lavorazione e semilavorati | | 24.224 | | 20.035 |
| 3) Prodotti finiti e merci | | 137.016 | | 153.800 |
| TOTALE RIMANENZE | | 227.605 | | 243.725 |
| II - CREDITI | | | | |
| 1) Verso clienti | | | | |
| - entro 12 mesi | 513.423 | | 496.313 | |
| - oltre 12 mesi | 111 | 513.534 | 882 | 497.195 |
| 2) Verso imprese controllate | | | | |
| - entro 12 mesi | 2.059 | 2.059 | 0 | 0 |
| 3) Verso imprese collegate | | | | |
| - entro 12 mesi | 1.925 | 1.925 | 5.596 | 5.596 |
| 4) Verso controllanti | | | | |
| - entro 12 mesi | 31 | 31 | 90.970 | 90.970 |
| 5) Verso altri: | | | | |
| - entro 12 mesi | 101.054 | | 112.559 | |
| - oltre 12 mesi | 159 | 101.213 | 156 | 112.715 |
| TOTALE CREDITI | | 618.762 | | 706.476 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | | | |
| 3) Altre partecipazioni | | 1.753 | | 1.754 |
| 5) Altri titoli | | 2.677 | | 891 |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | 4.430 | | 2.645 |
| IV - DISPONIBILITA' LIQUIDE | | | | |
| 1) Depositi bancari e postali | | 141.045 | | 75.561 |
| 2) Assegni | | 9 | | 22 |
| 3) Denaro e valori in cassa | | 331 | | 372 |
| TOTALE DISPONIBILITA' LIQUIDE | | 141.385 | | 75.955 |
| TOTALE ATTIVO CIRCOLANTE | | 992.182 | | 1.028.801 |
| TOTALE RATEI E RISCONTI ATTIVI | | 4.337 | | 4.672 |
| TOTALE ATTIVO | | 1.541.941 | | 1.643.495 |

a/y

(in Lire milioni)

| PASSIVO | 31.12.98 Parziali | 31.12.98 Totali | 31.12.97 Parziali | 31.12.97 Totali |
|---|---|---|---|---|
| A) PATRIMONIO NETTO | | | | |
| I - CAPITALE SOCIALE | | 400.000 | | 300.000 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | | 0 | | 0 |
| III - RISERVA DA RIVALUTAZIONE | | 0 | | 0 |
| IV - RISERVA LEGALE | | 1.820 | | 1.440 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 | | 0 |
| VI - RISERVE STATUTARIE | | 0 | | 0 |
| VII - ALTRE RISERVE | | | | |
| d) Differenze di conversione | 670 | | (166) | |
| e) Altre riserve | 26.169 | 26.839 | 19.175 | 19.009 |
| VIII - UTILI (PERDITE) PORTATI A NUOVO | | 7.703 | | 5.866 |
| IX - UTILE (PERDITA) DELL'ESERCIZIO | | 49.125 | | 9.209 |
| TOTALE PATRIMONIO NETTO DI COMPETENZA DEL GRUPPO | | 485.487 | | 335.524 |
| X - CAPITALE E RISERVE DI TERZI | | 660 | | 855 |
| XI - UTILE (PERDITA) DELL'ESERCIZIO DI PERTINENZA DI TERZI | | 1 | | (275) |
| TOTALE PATRIMONIO NETTO | | 486.148 | | 336.104 |
| B) FONDI PER RISCHI E ONERI | | | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | | 5.341 | | 4.996 |
| 2) Fondi per imposte | | 0 | | 0 |
| 3) Altri | | 10.385 | | 9.256 |
| TOTALE FONDI PER RISCHI E ONERI | | 15.726 | | 14.252 |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO | | 24.302 | | 24.333 |
| D) DEBITI | | | | |
| 1) Obbligazioni | | | | |
| - entro 12 mesi | 0 | | 0 | |
| - oltre 12 mesi | 92.711 | 92.711 | 244.711 | 244.711 |
| 3) Debiti verso banche | | | | |
| - entro 12 mesi | 144.771 | | 295.777 | |
| - oltre 12 mesi | 252.336 | 397.107 | 212.412 | 508.189 |
| 4) Debiti verso altri finanziatori | | | | |
| - entro 12 mesi | 23.572 | | 18.870 | |
| - oltre 12 mesi | 0 | 23.572 | 636 | 19.506 |
| 5) Acconti | | 2.542 | | 5.265 |
| 6) Debiti verso fornitori | | 258.132 | | 230.242 |
| 7) Debiti rappresentati da titoli di credito | | 0 | | 48 |
| 8) Debiti verso imprese controllate | | 2.586 | | 2.472 |
| 9) Debiti verso imprese collegate | | 278 | | 256 |
| 10) Debiti verso imprese controllanti | | | | |
| - entro 12 mesi | 149.958 | | 7.012 | |
| - oltre 12 mesi | 1.000 | 150.958 | 148.125 | 155.137 |
| 11) Debiti tributari | | | | |
| - entro 12 mesi | 29.805 | | 37.121 | |
| - oltre 12 mesi | 0 | 29.805 | 153 | 37.274 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | | 7.358 | | 6.143 |
| 13) Altri debiti | | 44.225 | | 55.534 |
| TOTALE DEBITI | | 1.009.270 | | 1.264.777 |
| E) TOTALE RATEI E RISCONTI PASSIVI | | 6.495 | | 4.029 |
| TOTALE PASSIVO | | 1.055.793 | | 1.307.391 |
| TOTALE PATRIMONIO NETTO E PASSIVO | | 1.541.941 | | 1.643.495 |
| TOTALE CONTI D'ORDINE | | 177.567 | | 126.482 |

(in Lire milioni)

| CONTO ECONOMICO | [illegible] | [illegible] | [illegible] | [illegible] |
|---|---|---|---|---|
| A) VALORE DELLA PRODUZIONE | | | | |
| 1) Ricavi delle vendite e delle prestazioni | | 1.136.044 | | 1.068.600 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | | (20.810) | | (65.742) |
| 4) Incrementi di immobilizzazioni per lavori interni | | 2.346 | | 2.350 |
| 5) Altri ricavi e proventi | | 22.531 | | 22.473 |
| TOTALE VALORE DELLA PRODUZIONE | | 1.140.111 | | 1.027.681 |
| B) COSTI DELLA PRODUZIONE | | | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | | (521.080) | | (499.305) |
| 7) Per servizi | | (254.987) | | (235.411) |
| 8) Per godimento di beni di terzi | | (11.885) | | (11.950) |
| 9) Per il personale: | | | | |
| a) salari e stipendi | (115.245) | | (106.491) | |
| b) oneri sociali | (34.140) | | (33.316) | |
| c) trattamento di fine rapporto | (6.144) | | (6.135) | |
| d) trattamento di quiescenza e simili | (2.169) | | (1.532) | |
| e) altri costi | (1.068) | (158.766) | (1.084) | (148.558) |
| 10) Ammortamenti e svalutazioni: | | | | |
| a) ammortamento delle immobilizzazioni immateriali | (18.695) | | (17.087) | |
| b) ammortamento delle immobilizzazioni materiali | (43.108) | | (41.017) | |
| c) altre svalutazioni delle immobilizzazioni | (35) | | (70) | |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | (8.310) | (70.148) | (16.660) | (74.834) |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | | (2.397) | | 13.213 |
| 12) Accantonamenti per rischi | | (6.159) | | (8.071) |
| 13) Altri accantonamenti | | (250) | | (1.818) |
| 14) Oneri diversi di gestione | | (15.596) | | (19.478) |
| TOTALE COSTI DELLA PRODUZIONE | | (1.041.248) | | (986.212) |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | | 98.863 | | 41.469 |
| C) PROVENTI E ONERI FINANZIARI | | | | |
| 15) Proventi da partecipazioni: | | | | |
| c) dividendi da altre partecipazioni | 92 | | 0 | |
| d) altri proventi da partecipazioni | 743 | 835 | 189 | 189 |
| 16) Altri proventi finanziari: | | | | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | | 2.812 | | 622 |
| d) proventi diversi dai precedenti: | | | | |
| - da imprese controllate | 252 | | 0 | |
| - da imprese collegate | 0 | | 216 | |
| - da imprese controllanti | 2.271 | | 2.084 | |
| - altri | 25.720 | 28.243 | 15.823 | 18.123 |
| Totale altri proventi finanziari | | 31.055 | | 18.745 |
| 17) Interessi e altri oneri finanziari: | | | | |
| a) da imprese controllate | (115) | | (107) | |
| b) da imprese controllanti | (13.042) | | (16.689) | |
| c) altri | (43.047) | (56.204) | (66.565) | (83.361) |
| TOTALE PROVENTI ED ONERI FINANZIARI | | (24.314) | | (64.427) |
| D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | | | |
| 18) Rivalutazioni: | | | | |
| a) di partecipazioni | 0 | 0 | 993 | 993 |
| 19) Svalutazioni: | | | | |
| a) di partecipazioni | (467) | (467) | (26) | (26) |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | | (467) | | 967 |
| E) PROVENTI ED ONERI STRAORDINARI | | | | |
| 20) Proventi: | | | | |
| a) plusvalenze da alienazioni | 225 | | 52.515 | |
| b) varie | 342 | 567 | 15.939 | 68.454 |
| 21) Oneri: | | | | |
| a) minusvalenze da alienazioni | (213) | | (344) | |
| b) imposte relative ad esercizi precedenti | (796) | | (71) | |
| c) altri oneri straordinari | (6.598) | (7.607) | (24.644) | (25.059) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | | (7.040) | | 43.395 |
| RISULTATO PRIMA DELLE IMPOSTE | | 67.042 | | 21.404 |
| 22) Imposte sul reddito dell'esercizio | | (17.916) | | (12.470) |
| 23) UTILE (PERDITA) DELL'ESERCIZIO | | 49.126 | | 8.934 |
| 23a) Utile (perdita) dell'esercizio di pertinenza di terzi | | (1) | | (275) |
| 23b) UTILE CONSOLIDATO DELL'ESERCIZIO | | 49.125 | | 9.209 |

# NOTA INTEGRATIVA

## PREMESSA

Il bilancio consolidato della De'Longhi spa dell'esercizio chiuso al 31 dicembre 1999 è stato redatto secondo quanto previsto in materia di bilancio consolidato dal D.Lgs. n. 127 del 9 aprile 1991 ed è costituito dallo stato patrimoniale (preparato in conformita' allo schema previsto dagli art. 2424 e 2424 bis c.c.), dal conto economico (preparato in conformita' allo schema di cui agli art. 2425 e 2425 bis c.c.) e dalla presente nota integrativa (che fornisce le informazioni richieste dall'art. 2427 c.c.).

I bilanci utilizzati ai fini del consolidamento sono quelli d'esercizio redatti dai Consigli di Amministrazione delle singole societa' rettificati, ove necessario, per stornare poste di natura fiscale e per adeguarli ai principi contabili di Gruppo che sono in linea con le norme di legge relative al bilancio consolidato, interpretate ed integrate dai principi contabili enunciati dai Consigli nazionali dei Dottori Commercialisti e dei Ragionieri e, ove mancanti, da quelli enunciati dall' International Accounting Standard Commitee ( IASC)

I dati dello stato patrimoniale e del conto economico consolidato e della nota integrativa sono stati espressi in milioni di Lire al fine di consentire una maggiore chiarezza espositiva e una piu' agevole analisi della situazione patrimoniale-finanziaria e del risultato economico del Gruppo.

## AREA DI CONSOLIDAMENTO

Il Bilancio Consolidato al 31 dicembre 1999 include i bilanci della De'Longhi spa e delle societa' Italiane e Estere da essa controllate, direttamente o indirettamente; L'elenco delle principali societa' incluse nel consolidamento con il metodo integrale è il seguente:

| Denominazione delle società | Sede legale | Capitale sociale | | Quota di controllo | |
|---|---|---|---|---|---|
| ARIAGEL SPA | Candiolo (TO) | Lit | 1.500 | 90% | Diretto |
| LA SUPERCALOR SPA | Seregno (MI) | Lit | 1.000 | 95% | Diretto |
| SIMAC-VETRELLA SPA | Cazzago di Pianiga (V | Lit | 500 | 100% | Diretto |
| EFFEPLAST SRL | Gorgo al Mont. (TV) | Lit | 700 | 99% | Diretto |
| DE'LONGHI PINGUINO S.A. | Luxembourg (L) | Bef | 150.000.000 | 100% | Diretto |
| DE'LONGHI RADIATORS SRL | Treviso | Lit | 201 | 100% | Diretto |
| DE'LONGHI AMERICA INC. | Saddle Brook (U.S.A.) | $U | 9.100.000 | 100% | Diretto |
| DE'LONGHI LTD. | Wellingborough (G.B.) | Lst | 4.000.000 | 100% | Diretto |
| DE'LONGHI FRANCE SARL | Asnieres Cedex(F) | Ff | 18.000.000 | 100% | Diretto |
| DE'LONGHI NEDERLAND BV | DB Leiden (NL) | Hfl | 500.000 | 100% | Diretto |
| NAUTA SRL | Treviso | Lit | 150 | 100% | Diretto |
| DE'LONGHI DISTRIBUTORS INC. | Mississauga (CAN) | $C | 3 | 100% | Diretto |
| DE' LONGHI JAPAN Corp | Tokyo (JAP) | Jpy | 50.000.000 | 100% | Indiretto |
| DE' LONGHI DEUTSCHLAND GMBH | Mainhausen (D)t | DM | 4.000.000 | 100% | Indiretto |
| DE' LONGHI CANADA INC. | Mississauga (CAN) | $C | 1 | 100% | Indiretto |
| VISCAR INC. | Ottawa (CAN) | $C | 100 | 100% | Indiretto |
| ONTARIO INC. | Mississauga (CAN) | $C | 100 | 100% | Indiretto |

E' stata inoltre consolidata integralmente una partecipazione di controllo detenuta tramite fiduciaria.

La societa' controllata De' Longhi do Brasil Lda non è stata consolidata in quanto trattasi di societa' inattiva destinata all'alienazione durante il 2000 e che comunque non viene giudicata significativa ai fini di una rappresentazione veritiera e corretta del bilancio consolidato.

Il dettaglio delle partecipazioni valutate con il metodo del patrimonio netto è riepilogato nella sezione di commento alle immobilizzazioni finanziarie

## CRITERI DI CONSOLIDAMENTO

La metodologia di consolidamento adottata è la seguente:

- il consolidamento dei dati è effettuato secondo il metodo dell'integrazione globale, sostituendo il valore di carico delle partecipazioni con l'assunzione delle attività e delle passività prescindendo dalle quote di partecipazione possedute.
- Il valore contabile delle partecipazioni consolidate , detenuto dalla societa' capogruppo e dalle altre societa' incluse nell'area di consolidamento , è eliminato a fronte del relativo patrimonio netto; la differenza eventualmente emergente, è attribuita a:
  - se positiva, ove possibile, agli elementi dell'attivo e del passivo delle società, incluse nel consolidamento. L'eventuale residuo è iscritto nella voce "Differenza di Consolidamento" ed è ammortizzata in un periodo di 10 anni.
  - se negativa è portata in diminuzione della voce differenza di consolidamento e l'eventuale eccedenza è iscritta in una voce del Patrimonio Netto denominato "Riserva di Consolidamento".
- Le Differenze di consolidamento delle partecipazioni consolidate con il metodo integrale e le rettifiche di consolidamento sono state calcolate con riferimento ai valori contabili all'1.1.95, primo anno di consolidamento a livello di De'Longhi Holding SA, a cui ci si puo' riferire anche per il bilancio consolidato della De'Longhi Spa per quanto applicabile, o alla data di acquisto della partecipazione, se successiva.
- La società controllata Clim.Re Sa, è stata esclusa dal consolidamento integrale in quanto svolge attività eterogenea rispetto a quella del Gruppo ed è stata consolidata con il metodo del patrimonio netto, al pari delle altre società collegate.
- Le rettifiche di adeguamento dei principi contabili e di consolidamento sono state calcolate per la prima volta al 1 gennaio 1995 e risultano iscritte in una riserva di patrimonio, denominata "Utili (Perdite) portati a nuovo";
- le quote di patrimonio netto e di risultato netto di competenza di azionisti terzi sono esposte separatamente in apposite voci del patrimonio netto consolidato denominate rispettivamente "Capitale e Riserve di pertinenza di Terzi" e "Utile (Perdite) dell'Esercizio di pertinenza di Terzi";
- i crediti e debiti, i costi e i ricavi, gli utili o perdite intragruppo non realizzati sono eliminati.

### Criteri e cambi applicati nella conversione in Lire dei bilanci espressi in moneta estera

La conversione in Lire italiane dei Bilanci delle società estere è effettuata nel seguente modo:
- le attività e le passività utilizzando i cambi correnti alla chiusura dell'esercizio, che per le valute dei Paesi aderenti all'UE sono rappresentati dai tassi di cambio irrevocabili definiti dalla Commissione Europea il 31 dicembre 1998;
- le voci del conto economico utilizzando i cambi medi dell'anno;

- le singole voci del patrimonio netto ai tassi di cambio storici.
Le differenza di cambio relative all'applicazione di tale metodo vengono contabilizzate direttamente in una specifica voce del patrimonio netto consolidato alla voce "Riserva da differenza di conversione".

I tassi di cambio Lira/valuta applicati per la conversione sono stati i seguenti:

| VALUTA | | CAMBIO MEDIO '99 | CAMBIO AL 31.12.99 |
|---|---|---|---|
| Franco francese (*) | FRF | 295,182 | 295,182 |
| Fiorino olandese (*) | NLG | 878,641 | 878,641 |
| Marco tedesco (*) | DEM | 989,999 | 989,999 |
| Franco lussemburghese (*) | LUF/BEF | 47,999 | 47,999 |
| Sterlina inglese | GBP | 2.942,203 | 3.114,476 |
| Dollaro statunitense | USD | 1.819,274 | 1.927,404 |
| Yen giapponese | JPG | 16,063 | 18,848 |
| Dollaro canadese | CAD | 1225,152 | 1.325,486 |

(*) cambi così fissati dalla C.E. nel 1998

CRITERI DI VALUTAZIONE APPLICATI NELLA REDAZIONE DEL BILANCIO CONSOLIDATO

I criteri di valutazione più significativi applicati nella redazione del bilancio consolidato al 31 dicembre 1999, in ottemperanza a quanto previsto dall'articolo 2426 del Codice Civile , richiamato dall'art. 35 del D.Lgs. 127/91 sono i seguenti:

**a- Immobilizzazioni immateriali**
Le immobilizzazioni immateriali sono iscritte al costo di acquisto eventualmente integrato da allocazioni di valore emerse in sede di fusione e di consolidamento e sono esposte al netto degli ammortamenti effettuati che sono calcolati in relazione alla residua possibilità di utilizzo.
I costi di impianto e di ampliamento sono ammortizzati in un periodo di cinque anni.
Le concessioni, marchi e diritti simili sono ammortizzati in relazione alla loro residua possibilita' di utilizzo stimata in un periodo di 20 anni per i marchi e di 4 anni per i diritti di utilizzo.
L'avviamento, derivante da una fusione per incorporazione avvenuta nel 1997 , è ammortizzato sistematicamente in un periodo di 10 anni che riflette il periodo ritenuto di vita utile.
La voce differenza di consolidamento è ammortizzata in un periodo di 10 anni .
L'iscrizione dei valori è avvenuta, ove prevista, con il consenso del collegio sindacale.

**b- Immobilizzazioni materiali**
Le Immobilizzazioni materiali sono iscritte al costo di acquisto o di produzione, comprensivo degli oneri accessori di diretta imputazione, aumentato per alcune categorie di beni delle rivalutazioni monetarie effettuate ai sensi delle Leggi n. 576/75, n.72/83 e n. 413/91e di allocazioni di valore emerse in sede di fusione e di consolidamento. Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni.

Le immobilizzazioni materiali sono iscritte al netto degli ammortamenti che sono calcolati sistematicamente in ogni esercizio in relazione alla residua possibilita' di utilizzazione dei beni. Le immobilizzazioni entrate in funzione durante l'esercizio sono ammortizzate con l'aliquota ridotta della meta' per tenere conto del minor utilizzo.

Le aliquote applicate sono state le seguenti:

| | |
|---|---|
| Fabbricati | 3,0% |
| Costruzioni leggere | 10,0% |
| Impianti generici | 10,0-15,5% |
| Impianti specifici | 15,5% |
| Forni di trattamento | 15,0% |
| Attrezzatura varia | 25,0% |
| Impianti di depurazione | 15,0% |
| Mobili e macchine ufficio | 12,0% |
| Macchine elettromeccaniche | 20,0% |
| Autoveicoli da trasporto | 20,0% |
| Autovetture | 25,0% |

Tali coefficienti sono ritenuti sufficientemente rappresentativi del normale periodo di deperimento e consumo degli impianti dello specifico settore produttivo in cui operano le societa' del Gruppo.
I costi di manutenzione ordinaria sono addebitati integralmente a conto economico; quelli aventi natura incrementativa della vita utile dei beni cui si riferiscono sono attribuiti ai cespiti stessi e ammortizzati in relazione alle residue possibilità di utilizzo.
I beni di investimento acquistati mediante contratti di leasing finanziario sono contabilizzati secondo quanto previsto dal Principio Contabile Internazionale di riferimento (IAS n. 17) che prevede l'iscrizione tra le immobilizzazioni del valore dei beni in leasing , ammortizzato in base alle aliquote applicabili ai rispettivi beni e tra le passività del debito per la quota capitale residua. A Conto Economico vengono contabilizzate le quote di ammortamento sui beni e gli interessi di competenza.

**c- Immobilizzazioni finanziarie**
Le partecipazioni in societa' collegate e controllate escluse dall'area di consolidamento sono valutate con il metodo del patrimonio netto, mentre le partecipazioni in altre societa' sono valutate con il metodo del costo di acquisto, rettificato nei casi in cui le partecipate abbiano subito perdite di valore ritenute durevoli; il valore originario è ripristinato negli esercizi successivi ove vengano meno i motivi della svalutazione effettuata. L'applicazione del metodo del patrimonio netto ha comportato l'iscrizione in bilancio delle partecipazioni ad un importo pari alla corrispondente frazione di patrimonio netto , detratti i dividendi ed operate le rettifiche richieste da corretti principi di redazione del bilancio consolidato. I crediti finanziari sono iscritti al loro valore di presumibile realizzo.

**d- Rimanenze di magazzino**
Le rimanenze sono valutate al minore tra il costo di acquisto o produzione ed il valore di realizzo desunto dall'andamento di mercato, applicando il criterio del costo medio ponderato. Il costo di produzione è stato utilizzato per i prodotti finiti e semilavorati; nella valutazione dei prodotti in corso di lavorazione si è tenuto conto del costo di produzione in funzione delle effettive fasi di lavorazione raggiunte a fine esercizio. Il costo di produzione considera , oltre che i costi dei materiali impiegati, i costi industriali di diretta ed indiretta imputazione. Le rimanenze

obsolete o a lento rigiro sono svalutate in relazione alla loro presunta possibilità di utilizzo futuro mediante l'iscrizione di un apposito fondo rettificativo del valore delle rimanenze.

**e- Crediti e debiti**
I crediti sono iscritti secondo il presumibile valore di realizzazione.
I debiti sono valutati al valore nominale.

**f- Attività finanziarie che non costituiscono immobilizzazioni**
Il valore di iscrizione dei titoli è determinato sulla base del costo di acquisto ovvero al valore di realizzazione desumibile dall'andamento del mercato, se minore, tale minor valore non è mantenuto nei successivi bilanci se ne sono venuti meno i motivi.

**g- Ratei e risconti**
I ratei e risconti attivi e passivi sono valorizzati sulla base del principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi, sugli esercizi medesimi.

**h- Disponibilità liquide**
Sono valutate al valore nominale

**i- Fondi per rischi e oneri**
Sono stanziati in bilancio fondi specifici al fine di coprire perdite o debiti di natura determinata, di esistenza certa o probabile, l'ammontare dei quali alla chiusura dell'esercizio non è determinabile; gli stanziamenti riflettono pertanto la migliore stima possibile sulla base delle informazioni disponibili.

**l- Fondo di trattamento di fine rapporto**
Il fondo trattamento fine rapporto è accantonato in conformità alle leggi e ai contratti di lavoro in vigore e riflette la passività maturata nei confronti di tutti i dipendenti alla data di bilancio.

**m- Costi e ricavi**
Sono iscritti in bilancio secondo il principio della prudenza e della competenza economica.
I ricavi sono indicati al netto dei resi, degli sconti, degli abbuoni e dei premi, nonche' delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. I ricavi per la vendita dei prodotti sono riconosciuti al momento del passaggio di proprietà che generalmente coincide con la spedizione dei beni.
I costi sono imputati al bilancio secondo criteri analoghi a quelli di riconoscimento dei ricavi.
I costi di ricerca e sviluppo sono integralmente imputati nell'esercizio di sostenimento.

**n- Differenze cambio originate da operazioni in valuta estera e criteri di conversione delle poste in valuta.**
I crediti e debiti espressi in valuta estera sono originariamente convertiti in Lire ai cambi contabili della data delle relative operazioni e la differenza tra tale valore e l'importo effettivamente pagato o percepito viene imputato al conto economico tra gli oneri e i proventi finanziari. I debiti e i crediti in essere alla chiusura del bilancio sono adeguati ai cambi correnti alla data di bilancio solo se dall'adeguamento complessivo scaturisce una perdita, mediante l'accantonamento al fondo rischi cambi, così come consentito dal secondo comma dell'Art. 2426 de C.C..

Le differenze cambio, positive e negative, derivanti dalla conversione dei cambi fissi tra le valute ricomprese nell'area dell'Euro, sono state imputate per intero a conto economico nell'esercizio 1998 nel rispetto del principio di competenza.

**o- Strumenti finanziari**
Gli strumenti finanziari utilizzati per operazioni di copertura del rischio di cambio relativamente alle attività e passività non denominate in Lire sono valutati in modo coerente con le attività e passività coperte. Gli oneri e proventi , nonche' gli eventuali effetti , corripondenti alla differenza tra il valore contrattuale originario ed il valore a termine sono rilevati per competenza.

**p- Imposte sul reddito**
Lo stanziamento per imposte correnti è riportato fra i debiti tributari sulla base di una ragionevole previsione dell'onere di imposta di pertinenza dell'esercizio. Sono state calcolate imposte anticipate (differite) sulla base di quanto previsto dal documento n. 25 emesso dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri in materia di trattamento contabile delle imposte sui redditi; sono state quindi stanziate le imposte anticipate (differite) secondo il metodo della passività fiscale per recepire gli effetti fiscali su alcune rettifiche di consolidamento e su tutte le differenze temporanee emergenti fra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali, applicando l'aliquota fiscale attualmente vigente. Il beneficio delle perdite fiscali riportabili a nuovo è contabilizzato nei limiti in cui si ritenga probabile conseguire in futuro imponibili fiscali sufficienti ad assorbire le perdite riportabili durante il periodo nel quale le stesse sono deducibili secondo la normativa tributaria vigente.
Sono stanziate le imposte differite sugli utili indivisi delle società controllate qualora sia probabile la loro distribuzione e qualora le partecipazioni non siano mantenute in via permanente.

**q- Conti d'ordine**
Gli impegni e le garanzie sono indicati nei conti d'ordine al loro valore contrattuale.

## ILLUSTRAZIONE DELLE PRINCIPALI VOCI DELLO STATO PATRIMONIALE E DEL CONTO ECONOMICO.

### A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI

Ammontano a Lire 25.000 milioni e sono costituiti dai residui decimi relativi all'aumento di capitale sociale della De' Longhi Spa deliberato dall'assemblea straordinaria dei soci, tenutasi in data 27 dicembre 1999. Il capitale sociale è stato aumentato da Lire 300.000 milioni a Lire 400.000 milioni mediante emissione di 100.000.000 nuove azioni ordinarie da Lire 1.000.

### B) IMMOBILIZZAZIONI

Per le tre categorie di immobilizzazioni (immateriali, materiali e finanziarie) sono stati predisposti appositi prospetti riportati negli allegati che indicano i movimenti dell'esercizio.

#### I- IMMOBILIZZAZIONI IMMATERIALI

La voce "Costi di impianto" , pari a Lire 237 milioni, comprende le spese di costituzione e per aumento di capitale.
La voce "costi di ricerca , di sviluppo e pubblicita'" è diminuita di Lire 1.059 milioni per effetto delle quote di ammortamento calcolate nell'esercizio.
Si rammenta che, ai sensi dell'art. 2426 del C.C., fintanto che l'ammortamento di tali costi non risulti completato possono essere distribuiti dividendi solo se residuano riserve disponibili sufficienti a coprire l'ammontare residuo dei costi capitalizzati.
La voce "diritti di brevetto e diritti di utilizzazione delle opere di ingegno" è diminuita nel corso dell'esercizio per Lire 464 milioni per effetto degli incrementi per Lire 1.046 milioni relativi prevalentemente a licenze d'uso e software e delle quote di ammortamento dell'esercizio.
La voce "concessione, licenze, marchi e diritti simili" diminuisce nel corso dell'esercizio per effetto principalmente delle quote di ammortamento.
La voce avviamento, che diminuisce di Lire 62 milioni per effetto degli ammortamenti dell'esercizio, si riferisce al disavanzo di fusione derivante dalla fusione per incorporazione effettuata nel 1997.

#### II- IMMOBILIZZAZIONI MATERIALI

Le immobilizzazioni materiali sono cosi' dettagliate:

| | 1999 | 1998 |
|---|---|---|
| Immobilizzazioni materiali | 582.087 | 559.231 |
| Fondo ammortamento | (314.800) | (275.603) |
| **Valore netto** | **267.287** | **283.628** |

La voce diminuisce di Lire 16.341 milioni per effetto delle quote di ammortamento e degli incrementi delle Immobilizzazioni materiali, pari a Lire 28.145 milioni, che riguardano principalmente la voce "attrezzatura industriale", alimentata prevalentemente da stampi e attrezzature destinati alla produzione di nuovi prodotti e la voce "impianti e macchinari".

La voce include beni acquisiti in locazione finanziaria per Lire 19.004 milioni cosi' dettagliati:

| | 1999 | 1998 |
|---|---|---|
| Fabbricati | 10.592 | 8.669 |
| Impianti | 7.684 | 5.283 |
| Altri beni | 728 | 11.369 |
| | 19.004 | 15.321 |

III- IMMOBILIZZAZIONI FINANZIARIE

**1- Partecipazioni**

Il dettaglio è il seguente:

| | 1999 | 1998 |
|---|---|---|
| Partecipazioni in società controllate | 2.409 | 2.409 |
| Partecipazioni in società collegate | 11.577 | 12.118 |
| Altre imprese | 384 | 590 |
| **Totale** | **14.370** | **15.117** |

Il dettaglio è il seguente:

| Attività finanziaria | Esercizio Corrente | % possesso | Criterio di valutazione | Sede | Capitale Sociale (Lit. milioni) |
|---|---|---|---|---|---|
| Societa' controllate | | | | | |
| Clim.Re Sa | 2.409 | 100,00 | Patr. Netto | Lussemburgo | Flux 50.000.000 |
| | | | | | |
| Societa' collegate | | | | | |
| Omas S.r.l. | 1.842 | 40,00 | Patr. Netto | S.Vittorio di Gualtieri (RE) | Lit. 700 |
| Effegici S.r.l. | 139 | 25,00 | Patr. Netto | Gorgo al Monticano | Lit. 470 |
| Liguria Vita | 3.457 | 40,00 | Patr. Netto | Treviso | Lit. 9.000 |
| Quote di società detenute tramite Fiduciaria | 6.139 | | Patr. Netto | | |
| Totale collegate | 11.577 | | | | |

**2- Crediti**

L'importo di Lire 29.228 milioni (Lire 75.418 milioni al 31 dicembre 1998) si riferisce, prevalentemente, al credito esistente verso l'erario per imposte chieste a rimborso per Lire 18.241 milioni , di cui si è avuta notifica dell'avvenuto rimborso mediante titoli di Stato nel corso del 2000, al credito per l'anticipo dell'imposta sul TFR e a finanziamenti concessi alla società controllante per Lire 8.000 milioni (ammontavano a Lire 54.000 milioni nel 1998).

## C) ATTIVO CIRCOLANTE

I- RIMANENZE

La comparazione dei valori delle rimanenze di magazzino è la seguente:

| | 1999 | 1998 |
|---|---|---|
| Materie prime | 66.365 | 69.890 |
| Prodotti in corso di lavorazione | 24.224 | 20.035 |
| Prodotti finiti | 137.016 | 153.800 |
| **Totale** | **227.605** | **243.725** |

La diminuzione delle rimanenze di magazzino, pur in presenza di un incremento delle vendite, è da attribuire principalmente agli effetti derivanti da alcune importanti azioni intraprese dalle società incluse nell'area di consolidamento nel 1998, che sono continuate nel 1999, di ottimizzazione della gestione dei magazzini. Il valore delle rimanenze è rettificato da un fondo obsolescenza-lento rigiro pari a Lire 11.498 milioni per i prodotti e le materie prime che presentano bassa rotazione o obsolescenza e considerati non più strategici per l'azienda.

Evidenziamo inoltre che la valutazione delle rimanenze di magazzino sulla base del costo corrente non evidenzierebbe differenze significative.

II- CREDITI

Il saldo è cosi' composto

| | 1999 | 1998 |
|---|---|---|
| Verso clienti | 513.534 | 497.195 |
| Verso imprese controllate | 2.059 | 0 |
| Verso imprese collegate | 1.925 | 5.596 |
| Verso imprese controllanti | 31 | 90.970 |
| Verso altri | 101.213 | 112.715 |
| **Totale** | **618.762** | **706.476** |

I crediti con scadenza oltre 12 mesi ammontano a Lire 111 milioni verso clienti e a Lire 159 milioni verso altri.

**1- Crediti verso clienti**

I crediti verso clienti sono esposti al netto di fondi di svalutazione pari a Lire 23.325 *milioni che sono così dettagliati:*

| | 1998 | Incrementi | Decrementi | Diff. di conv. | 1999 |
|---|---|---|---|---|---|
| Fondo svalutazione crediti | 19.075 | 8.463 | (4.893) | 680 | 23.325 |
| **Totale** | | | | | |

Il fondo svalutazione crediti rappresentano la stima ragionevole del rischio prevedibile alla data di redazione del bilancio. Il fondo svalutazione crediti è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia.

I crediti verso la clientela, al lordo del fondo svalutazione crediti, sono aumentati di Lire 12.412 milioni, in misura inferiore rispetto all'incremento delle vendite per effetto di un miglioramento dei giorni medi di incasso.

**2- Crediti verso imprese controllate**

Il dettaglio della voce crediti verso imprese controllate è così specificato:

| <u>Crediti commerciali:</u> | 1999 | 1998 |
|---|---|---|
| De' Longhi do Brasil Lda | 2.059 | 0 |
| **Totale** | **2.059** | **0** |

Il credito è relativo a società non consolidata per i motivi illustrati in premessa e risulta esposto al netto di un fondo svalutazione.

**3- Crediti verso imprese collegate**

Il dettaglio della voce crediti verso imprese collegate è il seguente:

| | 1999 | 1998 |
|---|---|---|
| Omas S.r.l. | 1.925 | 1.454 |
| De' Longhi do Brasil Lda | 0 | 4.137 |
| Liguria Vita | 0 | 5 |
| **Totale** | **1.925** | **5.596** |

Il credito verso De'Longhi do Brasil Lda è stato classificato nel 1999 nella voce "crediti verso imprese controllate".

**4- Crediti verso imprese controllanti**

Il credito esistente verso impresa controllante nel 1998 è stato interamente incassato nel corso del 1999.

**5- Crediti verso altri**

Il dettaglio della voce crediti verso altri include :

| | 1999 | 1998 |
|---|---|---|
| Crediti verso Erario | 35.592 | 48.800 |
| Anticipi a fornitori | 5.792 | 1.943 |
| Note di accredito | 5.706 | 3.980 |
| Crediti per imposte anticipate | 35.100 | 36.698 |
| Anticipi al personale | 263 | 105 |
| Altri crediti | 18.601 | 21.033 |
| **Totale crediti verso altri** | **101.054** | **112.559** |
| Crediti oltre 12 mesi | 159 | 156 |
| **Totale crediti verso altri** | **101.213** | **112.715** |

Nella voce crediti verso Erario sono inclusi crediti di Imposta per Lire 22.241 milioni e per IVA per Lire 13.351 milioni.
La voce "Note di accredito" è relativa ad accrediti da ricevere e ricavi da realizzare, di competenza dell'esercizio, per i quali non sono stati ancora emessi o ricevuti i relativi documenti contabili.
La voce "Crediti per imposte anticipate" è riferita all'iscrizione delle imposte anticipate (differite) che sono state calcolate sulle differenze temporanee emergenti tra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali.
La Società ha applicato, a partire dall'esercizio 1998, il principio contabile n. 25 emesso dal Consiglio Nazionale dei Dottori Commercialisti e Ragionieri relativo al trattamento delle imposte differite. Il saldo patrimoniale per imposte anticipate (differite) al 31 dicembre 1999 è a credito per Lire 35.100 milioni e riflette le imposte anticipate, al netto di quelle differite.

Il dettaglio delle imposte anticipate (relative a) è il seguente:

| | 1999 | 1998 |
|---|---|---|
| - differenze temporanee (svalutazioni, accantonamenti e altro) | 25.904 | 15.444 |
| - perdite fiscali | 0 | 14.527 |
| - rettifiche di consolidamento | 9.196 | 6.727 |
| **Totale** | **35.100** | **36.698** |

La voce "altri crediti" rappresenta soprattutto crediti non commerciali verso societa' del Gruppo.

III- ATTIVITÀ' FINANZIARIE CHE NON COSTITUISCONO IMMOBILIZZAZIONI

La voce, che è pari a Lire 4.430 milioni è composta da titoli obbligazionari, di debito pubblico e partecipazioni azionarie, acquistati per impiego di eccedenze di tesoreria.

IV- DISPONIBILITÀ' LIQUIDE

La voce, che è pari a Lire 141.385 milioni, è costituita da eccedenze nei c/c di corrispondenza intrattenuti con gli Istituti di Credito e include disponibilità liquide per Lire 75.000 milioni, che sono vincolate con atto di pegno temporaneo a favore di alcuni Istituti bancari quale garanzia di un finanziamento erogato da questi alla società controllante.

**D) RATEI E RISCONTI**

In dettaglio, sono così analizzati:

| | 1999 | 1998 |
|---|---|---|
| Ratei attivi: | | |
| Interessi attivi su operazioni di copertura | 1.900 | 1.456 |
| Altri ricavi | 194 | 189 |
| Totale | 2.094 | 1.645 |
| Risconti attivi | | |
| Costi pubblicità | 456 | 1.094 |
| Assicurazioni | 363 | 344 |
| Costi fidejussione | 454 | 468 |
| Altre spese generali | 970 | 1.121 |
| Totale | 2.243 | 3.027 |
| **Totale ratei e risconti** | **4.337** | **4.672** |

Per la descrizione del contenuto della voce "interessi attivi su operazioni di copertura" si rimanda alla sezione "altri fondi" a pag. 14 .

## COMMENTI ALLE PRINCIPALI VOCI DEL PASSIVO

### A) PATRIMONIO NETTO

La movimentazione delle voci componenti il patrimonio netto viene fornita in allegato; di seguito vengono commentate le principali voci e le variazioni.

Ai fini dell'attribuzione del credito d'imposta, di cui all'art. 105 del Dpr 917/86, per quanto riguarda la Capogruppo, l'ammontare complessivo delle imposte di cui al canestro "A" (articolo 105, comma 1, lettera a) è pari a Lire 22.288 milioni mentre quello di cui al canestro B (articolo 105 , comma 1, lettera b) è pari a Lire 72.352 milioni.

### I- CAPITALE SOCIALE

Il Capitale Sociale è diviso in n° 400.000.000 di azioni ordinarie del valore nominale di Lire 1.000 cadauna, per complessivi Lire 400.000 milioni di Capitale, che risulta aumentato di Lire 100.000 milioni rispetto al 1998, per effetto dell'aumento di capitale sociale deliberato in data 27 dicembre 1999. Le azioni sono nominative ed indivisibili. Ad ogni azione spetta il diritto di un voto nella assemblea dei soci.

### IV- RISERVA LEGALE

Al 31 dicembre 1999 tale voce risultava pari a Lire 1.820 milioni. L'incremento pari a Lire 380 milioni corrisponde a quanto destinato a riserva legale come da delibera dell'Assemblea degli azionisti del 30 giugno 1999.

### VII- ALTRE RISERVE

Il dettaglio è il seguente:

| | |
|---|---|
| Differenza di conversione | 670 |
| Altre riserve | 26.169 |
| Totale | 26.839 |

- **Differenza di conversione**
  La voce include l'effetto cumulativo della conversione dei bilanci in moneta estera che , in applicazione dei principi contabili di riferimento, sono state contabilizzate direttamente a patrimonio netto. L'importo iscritto in bilancio include anche le differenze di traduzione dei bilanci predisposti in valute che rientrano nell'UE e che quindi sono da considerarsi definitive ; il dettaglio della riserva è la seguente:

| | |
|---|---|
| Differenze di conversione in ambito UE | 392 |
| Differenze di conversione (altro) | 278 |
| Totale | 670 |

**VIII-Utili (perdite) portati a nuovo**

La voce include gli utili riportati delle societa' consolidate e gli effetti delle rettifiche di adeguamento dei principi contabili e di consolidamento .

**X- Patrimonio Netto di terzi**
Il patrimonio netto di terzi è pari a Lire 661 milioni . Le quote di partecipazioni detenute da terzi e il relativo valore di patrimonio netto e di risultato d'esercizio è riepilogato di seguito:

| Società | % di minoranza | Patrimonio netto | Risultato es. |
|---|---|---|---|
| Nauta S.r.l. | 40% | 92 | (14) |
| Ariagel S.p.A. | 10% | 277 | 59 |
| De Longhi Radiators S.r.l. | 1% | 135 | (43) |
| Effeplast S.p.a. | 1% | 26 | |
| E-Services S.r.l. | 49% | 47 | |
| La Supercalor S.p.A. | 5% | 83 | (1) |
| TOTALI | | 660 | 1 |

Il prospetto di raccordo tra il patrimonio netto e risultato d'esercizio della Capogruppo De'Longhi Spa ed il patrimonio netto ed il risultato d'esercizio consolidati è riepilogato di seguito:

| | Patrimonio Netto | Patrimonio Netto | Utile d'esercizio | Utile d'esercizio |
|---|---|---|---|---|
| | 1999 | 1998 | 1999 | 1998 |
| PN e risultato d'esercizio come riportati nel bilancio d'esercizio della Capogruppo | 482.881 | 327.989 | 54.891 | 7.380 |
| *Diff. tra PN partecipate e valore di carico delle* partecipazioni, risultati di periodo delle società consolidate, movimenti dell'area consolidamento e storno dividendi | 14.968 | 12.820 | 601 | (2.639) |
| Eliminazione profitti intergruppo | (41.639) | (32.533) | (9.139) | 298 |
| Eliminazione poste di natura fiscale | 7.742 | 11.537 | (3.797) | (3.508) |
| Altre rettifiche | 21.589 | 15.711 | 6.519 | 7.678 |
| **PN di pertinenza del gruppo** | 485.487 | 335.524 | 49.125 | 9.209 |
| Quota di pertinenza terzi | 661 | 580 | 1 | (275) |
| PN e risultato esercizio come riportati nel bilancio consolidato | 486.148 | 336.104 | 49.126 | 8.934 |
| | | | | |

**B) FONDI PER RISCHI E ONERI**

**1- Fondi di trattamento quiescenza agenti e obblighi simili**

La voce include il fondo indennità supplettiva di clientela che accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento delle indennità di fine rapporto che, al ricorrere delle condizioni di cui all'art. 1751 c.c., così come applicato dagli Accordi Economici collettivi in vigore, debbono essere corrisposte agli agenti.

Il movimento del fondo è stato il seguente:

| | 1998 | Utilizzo | Acc.to | Diff. di conv. | 1999 |
|---|---|---|---|---|---|
| Fondo ind. supp. di clientela | 4.996 | (709) | 1.054 | 0 | 5.341 |

## 3- Altri fondi

Il dettaglio è il seguente (importi in Lire milioni)

| | 1998 | Utilizzo | Acc.to | Diff. di conv. | 1999 |
|---|---|---|---|---|---|
| Fondo rischi per contenzioso legale | 4.300 | (4.300) | 5.000 | 0 | 5.000 |
| Fondo garanzia prodotti | 2.156 | (371) | 449 | 25 | 2.259 |
| Fondo concorsi a premi | 0 | 0 | 114 | 0 | 114 |
| Fondo oscillazione cambi | 5 | (3) | 1 | 0 | 3 |
| *Fondo resi su vendite* | 950 | 0 | 0 | 0 | 950 |
| Altri fondi | 1.845 | (688) | 741 | 161 | 2.059 |
| **Totale** | **9.256** | **(5.362)** | **6.305** | **186** | **10.385** |

Il fondo rischi per contenzioso legale accoglie gli accantonamenti effettuati a fronte del rischio di possibili passività derivanti dall'applicazione della franchigia a nostro carico in relazione alla copertura assicurativa per i prodotti venduti sul mercato americano.

Il fondo garanzia prodotti è stato stanziato, per alcune società consolidate sulla base di una stima prudenziale, a fronte dei costi stimati per interventi in garanzia, da effettuare sui prodotti venduti al 31 dicembre 1999,

Alcune società rientranti nell'area di consolidamento hanno ricevuto in esercizi precedenti verbali di constatazione da parte di Autorità fiscali; contro tali avvisi sono stati presentati ricorsi presso gli organi competenti e, allo stato attuale delle conoscenze, non sussistono i presupposti per dover effettuare alcun accantonamento a fronte di passività fiscali.

La capogruppo per ridurre i rischi finanziari connessi al rischio di oscillazione sfavorevole nei rapporti di conto e nei tassi di interesse derivanti da transazioni commerciali e operazioni finanziarie di rilevanza internazionale ha posto in essere contratti di copertura nei limiti definiti dalle esigenze della gestione caratteristica.

Al 31 dicembre 1999 la capogruppo De'Longhi Spa aveva in essere contratti a termine su valute estere per l'importo di Lire 78.068 milioni; il dettaglio per valuta di copertura è il seguente:

-Yen 200.000.000
-Usd 13.500.000
-Gbp 15.750.000

La capogruppo ha inoltre posto in essere contratti di copertura sui tassi ,per una parte minima dell'indebitamento , al fine di attenuare i possibili effetti derivanti dal rischio di un rialzo dei tassi di interesse.

## C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO

La movimentazione intervenuta nell'esercizio, suddivisa per categoria, è così riassunta.

| | Dirigenti | Impiegati | Operai | Totale |
|---|---|---|---|---|
| Saldo iniziale 01.01.99 | 2.851 | 7.551 | 13.931 | 24.333 |
| Accantonamento | 694 | 2.102 | 3.425 | 6.221 |
| Indennità liquidate | (652) | (2.231) | (3.268) | (6.151) |
| Var. area consolid. | 3 | 188 | (292) | (101) |
| **Saldo Finale 31.12.99** | **2.896** | **7.610** | **13.796** | **24.302** |

## D)- DEBITI

### 1- Obbligazioni

Il debito per obbligazioni al 31 dicembre 1999 corrisponde a due prestiti obbligazionari :

- il primo con durata luglio 1995-luglio 2005, a tasso variabile, che residua per Lire 44.711 milioni, dopo il rimborso anticipato avvenuto nel corso del 1999 di Lire 144.000 milioni, detenuto dalla controllante.
- il secondo con durata aprile 1998-luglio 2005, a tasso variabile, per Lire 48.000 milioni detenuto dalla controllante.

Nel corso del 1998 è stato rimborsato anticipatamente il prestito obbligazionario luglio 1996-maggio 2006 di Lire 8.000 milioni.
La quota dei prestiti obbligazionari con scadenza maggiore di 5 anni ammonta a Lire 92.711 milioni.

### 3- Debiti verso banche

La posizione finanziaria consolidata della De'Longhi Spa al 31 dicembre 1999, confrontata con quella dell'esercizio precedente, è la seguente:

| | 1999 | 1998 |
|---|---|---|
| Disponibilita' liquide | 141.385 | 75.955 |
| Debiti verso banche a breve termine | (135.994) | (274.845) |
| Titoli ed investimenti a breve | 4.430 | 2.645 |
| Quota a breve dei finanziamenti | (8.777) | (20.933) |
| **Posizione finanziaria a breve termine** | **1.044** | **(217.178)** |
| Finanziamenti a medio-lungo termine | (252.336) | (212.412) |
| **Indebitamento netto verso Istituti Bancari** | **(251.292)** | **(429.590)** |

La variazione positiva è stata pari a Lire 178.298 milioni, Lire 218.222 milioni per quanto riguarda la posizione finanziaria a breve che è diventata positiva, con uno spostamento dell'indebitamento verso scadenze a medio/lungo periodo.

La voce debiti verso banche è cosi' analizzata:

- Scoperti di conto corrente e finanziamenti a breve termine

| | Entro un anno | da uno a cinque | Oltre cinque | Saldo 31/12/99 | Saldo 31/12/98 |
|---|---|---|---|---|---|
| Conti correnti | 27.744 | | | 27.744 | 0 |
| Finanziamenti B/T in lire o valuta | 61.060 | | | 61.060 | 249.713 |
| Finanziamenti su portafoglio effetti | 47.190 | | | 47.190 | 25.132 |
| **Totale** | 135.994 | | | 135.994 | 274.845 |

- Finanziamenti a medio lungo termine

| | Entro un anno | Da uno a cinque | Oltre cinque | Saldo 31/12/99 | Saldo 31/12/98 |
|---|---|---|---|---|---|
| Finanziamento L.394 Mediocredito Centrale | 767 | 2.302 | | 3.069 | 3.836 |
| Finanziamento L.46 Mediocredito Centrale | | 432 | 4.486 | 4.918 | 0 |
| B.ca Pop. di Verona . M.T. chirografario | 3.289 | 4.305 | | 7.595 | 2.525 |
| Credito Italiano . M.T.chirografario | | | | 0 | 2.250 |
| Banca Pop. Vicentina . M.T. chirografario | | 15.000 | | 15.000 | 6.700 |
| BNL .M.T ipotecario | | 20.833 | 4.167 | 25.000 | 7.500 |
| IMI c/to finanziamento ipotecario | 19 | 209 | 120 | 348 | 348 |
| ROLO Banca M.T. ipotecario | | 81.548 | 18.452 | 100.000 | 100.000 |
| FONSPA MT ipotecario | | 20.387 | 4.613 | 25.000 | 25.000 |
| Interbanca MT ipotecario | | 41.667 | 8.333 | 50.000 | 50.000 |
| Medio Credito Lombardo chirografario | 2.857 | 4.286 | | 7.143 | 10.000 |
| CA.RI.VE. mutuo 15 anni ipotecario | 1.656 | 9.196 | 4.148 | 15.000 | 15.000 |
| CA.RI.VE. L. 46 Bankitalia chirografario | | | | 0 | 507 |
| Mediocredito chirografario | | 5.000 | | 5.000 | 8.500 |
| Ministero Industria L. 46/82 | | 2.189 | | 2.189 | 0 |
| BNL Mutuo IND. Ipotecario | 189 | 662 | | 852 | 1.177 |
| **Totale** | 8.777 | 208.016 | 44.319 | 261.113 | 233.343 |

Il totale delle garanzie reali (ipoteche) concesse ammonta al 31 dicembre 1999 a Lire 412.800 milioni ed è relativo a mutui iscritti in bilancio per un importo residuo di Lire 215.852 milioni.

**4- Debiti verso altri finanziatori**

Il saldo riguarda prevalentemente un finanziamento concesso da una società di factoring per Lire 16.097 milioni relativo allo smobilizzo di un credito di imposta, che sarà rimborsato nel corso del 2000, e da un debito verso società del gruppo per Lire 7.175 milioni.

**5- Acconti**

Sono relativi a acconti per fornitura e garanzia ricevuti da clienti.

**6- Debiti verso fornitori**

Il saldo rappresenta il debito della Società nei confronti di terzi, alla data di Bilancio, per forniture di beni e servizi; l'aumento rispetto al 1998 di Lire 27.890 milioni, è dovuto prevalentemente all'incremento di attività.
La voce include il debito relativo alla contabilizzazione dei contratti di leasing con il metodo finanziario per Lire 7.886 milioni.

**8- Debiti verso imprese controllate**

La voce è relativa al finanziamento concesso dalla controllata Clim.Re, società non consolidata con il metodo integrale.

**9- Debiti verso imprese collegate**

La voce è così dettagliata:

| | 1999 | 1998 |
|---|---|---|
| Effegici S.r.l. | 2 | 51 |
| Liguria Vita | 0 | 3 |
| Omas S.r.l. | 274 | 202 |
| Totale | 276 | 256 |

**10- Debiti verso imprese controllanti**

Il saldo è relativo ad un finanziamento in valuta, il cui rischio cambio è coperto attraverso l'utilizzo di strumenti finanziari, erogato dalla De'Longhi Soparfi SA per un controvalore di Lire 148.125 milioni nell'ambito dell'emissione del prestito obbligazionario luglio 1997 - luglio 2000 di Lire 148.125 milioni, agli interessi maturati sui prestiti obbligazionari ed ai finanziamenti ricevuti da De'Longhi Holding e De'Longhi Soparfi.

**11- Debiti tributari**

Il dettaglio, per natura del debito, è così analizzato:

| | 1999 | 1998 |
|---|---|---|
| Debito per Imposte dirette | 18.857 | 25.704 |
| Debito per Imposte indirette | 5.070 | 4.610 |
| Debito per sostituto d'Imposta | 5.254 | 4.041 |
| Debito per altre imposte | 624 | 2.919 |
| **Totale Debiti Tributari** | **29.805** | **37.274** |

**12- Debiti verso Istituti di Previdenza**

| Il dettaglio è il seguente: | 1999 | 1998 |
|---|---|---|
| INPS | 4.939 | 4.726 |
| FASI- INPDAI | 288 | 344 |
| ENASARCO | 338 | 331 |
| INAIL | 56 | 151 |
| Altri Istituti | 1.737 | 591 |
| **Totale Debiti verso Ist. Previd.** | **7.358** | **6.143** |

**13- Altri debiti**

Il dettaglio è così esaminato:

| Debiti: | 1999 | 1998 |
|---|---|---|
| Verso il personale | 18.719 | 13.820 |
| Verso Terzi per acq. Partecipazioni | 0 | 1.000 |
| Verso Terzi Obbligazionisti | 0 | 9.900 |
| Per accrediti da emettere | 21.903 | 23.575 |
| Altri | 3.603 | 7.239 |
| **Totale Altri Debiti** | **44.225** | **55.534** |

L'incremento dei debiti verso il personale è dovuto prevalentemente all'aumento del numero dei dipendenti rispetto al 1998. Gli importi relativi al 1998 delle voci "debiti verso terzi per acquisti di partecipazioni" e "debiti verso terzi obbligazionisti" sono stati azzerati per effetto dei pagamenti effettuati nel corso del 1999.

**E) RATEI E RISCONTI PASSIVI**

Il dettaglio è così specificato:

| Ratei passivi per: | 1999 | 1998 |
|---|---|---|
| Interessi passivi Prestiti obbligazionari | 0 | 268 |
| Interessi passivi vs. Banche | 1.676 | 2.882 |
| Oneri per operazioni di copertura tassi | 561 | 210 |
| Altri ratei passivi | 1.078 | 669 |
| Totale Ratei Passivi | 3.315 | 4.029 |
| Totale Risconti Passivi | 3.180 | 0 |
| **Totale Ratei e Risconti passivi** | **6.495** | **4.029** |

**CONTI D'ORDINE**

La composizione e il raffronto con l'esercizio precedente è la seguente.

| | 1999 | 1998 |
|---|---|---|
| Beni presso terzi | 0 | 1.591 |
| Garanzie personali a favore di terzi | 128.525 | 105.810 |
| Altri impegni | 49.042 | 19.081 |
| **Totale** | **177.567** | **126.482** |

Garanzie personali a favore di terzi
Si tratta di garanzie rilasciate principalmente a favore di società del gruppo non consolidate.

Altri impegni
La voce si riferisce:

- all'impegno, da parte di De'Longhi Spa, di far fronte al debito della società COGEF Spa verso alcuni Istituti Bancari. A fronte di tale debito esiste comunque l'attivo della società in liquidazione che, in data odierna, da una stima effettuata è in grado di far fronte integralmente ai suddetti debiti residui;
- all'impegno assunto nei confronti della controllante De'Longhi Soparfi per l'erogazione di un indennizzo, subordinato al verificarsi di alcune condizioni sospensive e risolutive, nell'ambito del subentro della controllante, avvenuto in esercizi precedenti, nel possesso di una partecipazione di controllo.

## COMMENTI ALLE PRINCIPALI VOCI DEL CONTO ECONOMICO

Per quanto non specificato di seguito si rimanda ai commenti riportati nella Relazione sulla gestione.

### A) VALORE DELLA PRODUZIONE

#### 1- Ricavi delle vendite

I ricavi delle vendite e delle prestazioni, sono così analizzati:

Ricavi per area geografica:

| | 1999 | % | 1998 | % |
|---|---|---|---|---|
| Italia | 440.785 | 38,8 | 434.672 | 40,7 |
| UEM | 222.665 | 19,6 | (*) 349.655 | 32,7 |
| UE (altri) | 132.917 | 11,7 | (*) 0 | 0,0 |
| Stati Uniti e Canada | 143.141 | 12,6 | 75.015 | 7,0 |
| Resto del Mondo | 196.536 | 17,3 | 209.258 | 19,6 |
| **Totale** | 1.136.044 | 100,0 | 1.068.600 | 100,0 |

(*) *la ripartizione per il 1998 non era disponibile*

Ricavi per linee prodotto:

| | 1999 | % | 1998 | % |
|---|---|---|---|---|
| Piccoli elettrodomestici | 445.329 | 39,2 | 441.482 | 41,3 |
| Riscaldamento | 344.221 | 30,3 | 355.983 | 33,3 |
| Climatizzazione e trattamento aria | 294.235 | 25,9 | 243.300 | 22,8 |
| Cottura e Altro | 52.259 | 4,6 | 27.835 | 2,6 |
| **Totale** | 1.136.044 | 100,0 | 1.068.600 | 100,0 |

#### 5- Altri ricavi

La voce "Altri ricavi e proventi" è così composta:

| | 1999 | 1998 |
|---|---|---|
| Rimborsi trasporti | 9.680 | 7.760 |
| Diritti commerciali | 1.350 | 1.453 |
| Sopravvenienze attive | 2.638 | 4.253 |
| Rimborsi danni | 472 | 1.271 |
| Plusvalenze | 258 | 2.239 |
| Altri ricavi diversi | 8.133 | 5.497 |
| **Totale** | 22.531 | 22.473 |

## B) COSTI DELLA PRODUZIONE

### 6- Per materie prime, suss. e di merci

Il dettaglio è il seguente:

| | 1999 | 1998 |
|---|---|---|
| Acquisti materie prime | 66.411 | 87.427 |
| Acquisti componentistica | 273.322 | 238.938 |
| Acquisti prodotti finiti | 162.808 | 155.132 |
| Altri acquisti diversi | 18.539 | 17.808 |
| **Totale** | 521.080 | 499.305 |

### 7- Per servizi

La voce "servizi" è così dettagliata:

| | 1999 | 1998 |
|---|---|---|
| Pubblicità | 58.561 | 46.972 |
| Lavorazioni esterne | 31.409 | 29.920 |
| Provvigioni | 29.436 | 27.174 |
| Trasporti | 42.577 | 36.001 |
| Assistenza tecnica | 9.811 | 8.531 |
| Spese viaggio | 7.998 | 6.527 |
| Spese assicurative | 7.787 | 6.993 |
| Spese e contributi depositi e magazzino | 9.075 | 9.712 |
| Consulenze | 5.345 | 5.447 |
| Forza motrice | 6.378 | 6.174 |
| Postelegrafoniche | 3.792 | 3.957 |
| Manutenzioni di terzi | 5.261 | 4.167 |
| Spese promozionali | 3.749 | 3.717 |
| Spese per fiere | 4.390 | 3.423 |
| Notarili e legali | 4.641 | 4.688 |
| Altri servizi diversi | 24.757 | 32.008 |
| **Totale** | 254.967 | 235.411 |

### 14- Oneri diversi della gestione

La voce "oneri diversi di gestione", ha natura residuale ed accoglie ogni componente negativa di reddito non ascrivibile nelle voci che la precedono, ovvero in quelle destinate ad accogliere oneri di natura finanziaria o straordinaria. Di seguito ne riportiamo il dettaglio:

| | 1999 | 1998 |
|---|---|---|
| Sopravvenienze passive | 1.371 | 2.550 |
| Imposte e tasse diverse | 2.544 | 2.935 |
| Franchigie e rimborsi danni | 605 | 1.248 |
| Perdite su crediti | 4.380 | 7.310 |
| Altri oneri diversi | 6.696 | 5.435 |
| **Totale** | 15.596 | 19.478 |

## C) PROVENTI E ONERI FINANZIARI

### 15-Proventi da partecipazioni

Il dettaglio è il seguente:

| | 1999 | 1998 |
|---|---|---|
| Dividendi da altre partecipazioni | 92 | 0 |
| Altri proventi | 743 | 189 |
| **Totale proventi da partecipazioni** | **835** | **189** |

### 16- Altri proventi finanziari

Il dettaglio è il seguente:

| | 1999 | 1998 |
|---|---|---|
| Interessi Attivi da Controllate | 252 | 0 |
| Interessi Attivi da Collegate | 0 | 216 |
| Interessi Attivi Controllante | 2.271 | 2.084 |
| Totale altri proventi fin. con società del Gruppo | 2.523 | 2.300 |
| Interessi Attivi bancari | 701 | 796 |
| Proventi diversi | 4.399 | 3.341 |
| Utili su cambi e proventi cop. tassi | 23.432 | 12.308 |
| Totale altri proventi finanziari verso terzi | 28.532 | 16.445 |
| **Totale altri proventi finanziari** | **31.055** | **18.745** |

### 17-Interessi ed oneri finanziari

| Il dettaglio è il seguente: | 1999 | 1998 |
|---|---|---|
| Interessi passivi con società del Gruppo | | |
| Interessi passivi da Controllanti | 3.649 | 2.853 |
| Interessi P.O. da Controllanti | 9.393 | 13.836 |
| Interessi passivi soc. non consolidate integralmente | 115 | 107 |
| Totale | 13.157 | 16.796 |
| Interessi passivi bancari | 8.406 | 17.672 |
| Interessi su finanziamenti M.T. | 11.718 | 21.515 |
| Interessi su prestiti obbligazionari terzi | 477 | 833 |
| Interessi factoring | 1.310 | 1.574 |
| Oneri bancari | 1.584 | 2.344 |
| Totale | 23.495 | 43.938 |
| Perdite su cambi e Oneri su operaz. di copertura | 13.912 | 18.465 |
| Altri oneri finanziari diversi | 5.640 | 4.162 |
| Totale oner finanziari diversi | 19.552 | 22.627 |
| **Totale Oneri finanziari** | **(56.204)** | **(83.361)** |
| **Totale (Oneri) Proventi finanziari netti** | **(24.314)** | **(64.427)** |

## E) PROVENTI E ONERI STRAORDINARI

### 21- Oneri straordinari

Il dettaglio è il seguente:

| | 1999 | 1998 |
|---|---|---|
| Svalutazione delle rimanenze di magazzino | 3.650 | 6.200 |
| Costi per la ristrutturazione di filiale | 2.215 | 7.262 |
| Oneri per la definizione cause e contenzioso | 0 | 1.907 |
| Accantonamento rischi crediti non commerciali | 0 | 6.000 |
| Altro | 733 | 3.275 |
| **Totale** | **(6.598)** | **(24.644)** |

La voce include prevalentemente gli accantonamenti relativi alla ristrutturazione in corso di una società controllata in termini di rinuncia parziale ai crediti vantati nei confronti della stessa e la svalutazione straordinaria delle rimanenze di magazzino effettuata da alcune società del gruppo, conseguente l'individuazione di codici di magazzino considerati non più strategici dal punto di vista commerciale e produttivo.

### 22- Imposte dell'esercizio

La voce è cosi' composta:

| | 1999 | 1998 |
|---|---|---|
| Imposte correnti | (15.807) | (28.551) |
| Imposte (differite) anticipate | (2.109) | 16.081 |
| **Totale** | **(17.916)** | **(12.470)** |

## ALTRE INFORMAZIONI.

Al 31.12.99 risultavano in forza al gruppo 2.548 dipendenti suddivisi in 1.722 operai, 782 impiegati e 44 dirigenti. Le medie aggregate dell'anno per le suddette categorie, sono state pari a, rispettivamente: 2.159, 788 e 44.
La somma degli emolumenti concessi agli Amministratori della Capogruppo nell'esercizio 1999 è stata pari a Lire 660 milioni. Ai Sindaci sono stati pagati compensi per Lire 244 milioni.

Per il Consiglio d'Amministrazione
Il Presidente

# ALLEGATI

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella Nota Integrativa, della quale costituiscono parte integrante.

Tali informazioni sono contenute nei seguenti allegati:

1. Prospetto delle variazioni nei conti del patrimonio netto consolidato di pertinenza del gruppo.
2. Prospetto delle variazioni nei conti delle immobilizzazioni immateriali.
3. Prospetto delle variazioni nei conti delle immobilizzazioni materiali.
4. Prospetto dei beni rivalutati.
5. Rendiconto finanziario.
6. Prospetto dello stato patrimoniale e del conto economico in valuta Euro per gli esercizi chiusi al 31 dicembre 1999 e 1998.

DE'LONGHI S.P.A.
Sede Sociale: Via Lodovico Seitz n. 47 – Treviso (Tv)
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 41279
Iscritta al R.E.A. di Treviso al n. 224758

**MOVIMENTAZIONI DELLE VOCI DEL PATRIMONIO NETTO CONSOLIDATO DI PERTINENZA DEL GRUPPO**
(Allegato n.1 *alla nota integrativa* del bilancio consolidato - in lire milioni)

| | Capitale Sociale | Riserva Legale | Altre Riserve | Differenze di Conversione | Utile (Perdite) Riportate | Utile (Perdita) d'Esercizio | Totale |
|---|---|---|---|---|---|---|---|
| Saldo iniziale 1 gennaio 1999 | 300.000 | 1.440 | 19.175 | (166) | 5.866 | 9.209 | 335.524 |
| Aumento di capitale sociale come da delibera di assemblea straordinaria del 27 dicembre 1999 | 100.000 | | | | | | 100.000 |
| Ripartizione del risultato di esercizio 1998 – variazioni area di consolidamento | | 380 | 6.994 | | 1.837 | (9.209) | 2 |
| Differenze risultanti dalla conversione in Lire dei Bilanci delle società estere consolidate | | | | 836 | | | 836 |
| Utile Netto dell'esercizio | | | | | | 49.125 | 49.125 |
| Saldo finale | 400.000 | 1.820 | 26.169 | 670 | 7.703 | 49.125 | 485.487 |

S.p.A

DE'LONGHI S.P.A.
Sede Sociale: Via Lodovico Seitz n. 47 – Treviso (Tv)
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 41279
Iscritta al R.E.A. di Treviso al n. 224758

**MOVIMENTI DELLE IMMOBILIZZAZIONI IMMATERIALI**
(Allegato n. 2 alla nota integrativa del bilancio consolidato - in lire milioni).

| Voci Dello Stato Patrimoniale | Consistenza esercizio predente | | | Valore netto all'inizio dell'es. | variazioni nell'esercizio | | | | | Consistenza a fine esercizio | | Valore netto alla fine dell'esercizio |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Costo Di Acquisto (+) | Rivalutazioni (+) | Ammorta-mento (-) | (=) | Acquisizioni (+) | Alienazioni e dismissioni (-) | Ammorta-mento (-) | Altre variaz. + (-) | Differenza di conversione + (-) | Costo Di Acquisto e Rivalutazioni (+) | Ammorta-mento Accumulato (-) | (=) |
| Impianto e ampliamento | 6.439 | | (6.070) | 369 | 33 | 0 | (164) | (1) | 0 | 6.468 | (6.231) | 237 |
| Costi di ricerca sviluppo e pubblicità | 5.589 | | (3.538) | 2.051 | 0 | 0 | (853) | (227) | 21 | 5.610 | (4.618) | 992 |
| Brevetti ind. e opere ingegno | 24.425 | | (19.538) | 4.887 | 1.046 | (69) | (2.590) | 1.139 | 10 | 26.552 | (22.128) | 4.423 |
| Conc.,lic.marchi e diritti | 8.820 | 231.100 | (33.758) | 206.162 | 0 | 0 | (12.870) | (1.092) | 14 | 238.832 | (46.618) | 192.214 |
| Avviamento | 624 | | (125) | 499 | 0 | 0 | (62) | 0 | 0 | 624 | (187) | 437 |
| Altre immob. | 6.236 | | (5.414) | 822 | 620 | (7) | (449) | 22 | 5 | 6.448 | (5.435) | 1.013 |
| Differenza di Consolidamento | 14.905 | | (2.983) | 11.922 | | 0 | (1.707) | 6 | 0 | 14.911 | (4.690) | 10.221 |
| Acconti | 47 | 0 | 0 | 47 | 0 | 0 | 0 | (47) | 0 | 0 | 0 | 0 |
| Totali | 67.085 | 231.100 | (71.426) | 226.759 | 1.699 | (76) | (18.695) | (200) | 50 | 299.445 | (89.907) | 209.537 |

DE'LONGHI S.P.A.
Sede Sociale: Via Lodovico Seitz n. 47 – Treviso (Tv)
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 41279
Iscritta al R.E.A. di Treviso al n. 224758

**MOVIMENTI DELLE IMMOBILIZZAZIONI MATERIALI**
(Allegato n. 3 alla *nota* integrativa del bilancio consolidato - in lire milioni).

| Voci Dello Stato Patrimoniale | Consistenza esercizio predente | | | Valore netto all'inizio dell'es. | variazioni nell'esercizio | | | | | | Consistenza a fine esercizio | | Valore netto alla fine dell'esercizio |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Costo Di Acquisto | Rivalutazioni | Fondo Ammorta-mento | | Acquisizioni | Variazioni area di consolidamento | Alienazioni e dismissioni | Ammorta-mento | Altre variaz. | Differenza di conversione | Costo Di Acquisto e Rivalutazioni | Fondo Ammorta-mento | |
| | (+) | (+) | (-) | (=) | (+) | + (-) | (-) | (-) | + (-) | + (-) | (+) | (-) | (=) |
| Terreni e Fabbricati | 66.537 | 127.652 | (40.247) | 153.942 | 966 | (390) | (12) | (5.858) | 1 | 316 | 194.582 | (45.617) | 148.965 |
| Impianti e Macchinari | 117.371 | 99.461 | (127.982) | 88.850 | 6.063 | (1.615) | (80) | (18.290) | 407 | 0 | 221.090 | (145.755) | 75.335 |
| Attrezzature Ind.li e Comm.li | 103.207 | 6.973 | (80.089) | 30.091 | 17.296 | 1.128 | (1.014) | (15.325) | 34 | 54 | 126.983 | (94.719) | 32.264 |
| Altre | 36.770 | 625 | (27.285) | 10.110 | 3.290 | 487 | (697) | (3.635) | 289 | 193 | 38.746 | (28.709) | 10.037 |
| Immob.in corso e acconti | 635 | 0 | 0 | 635 | 530 | 0 | 0 | 0 | (479) | 0 | 686 | 0 | 686 |
| Totali | 324.520 | 234.711 | (275.603) | 283.628 | 28.145 | (390) | (1.803) | (43.108) | 252 | 563 | 582.087 | (314.800) | 267.287 |

S.p.A.

DE'LONGHI S.P.A.
Sede Sociale: Via Lodovico Seitz n. 47 – Treviso (Tv)
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 41279
Iscritta al R.E.A. di Treviso al n. 224758

# PROSPETTO DEI BENI RIVALUTATI

(Allegato n. 4 alla nota integrativa del bilancio consolidato - in Lire milioni).(*)

| voci dello stato patrimoniale | beni rivalutati | | | totale rivalutazioni |
|---|---|---|---|---|
| | allocazione disavanzo di fusione 1995 | Legge n.413/1991 | altre rivaluta-zioni | |
| Immobili strumentali | 85.000 | 9.982 | 32.831 | 127.813 |
| Impianti e macchinari | 73.847 | | 25.697 | 99.544 |
| Attrezzature industriali e commerciali | | | 6.973 | 6.973 |
| Automezzi | | | 625 | 625 |
| Conc., lic. Marchi e diritti | 231.100 | | | 231.100 |
| Totali | 389.947 | 9.982 | 66.126 | 466.055 |

(*) Prospetto previsto dall'art. 10 L. 72/83.

.p.A.

(Allegato n.5 alla nota integrativa)
De ' Longhi S.p.a.

**Rendiconto finanziario consolidato per gli esercizi chiusi al 31 dicembre 1999 e 1998**
**(espresso in Lire milioni )**

| | 1999 | 1998 |
|---|---|---|
| **Disponibilità monetarie generate (assorbite) dalle operazioni dell'esercizio:** | | |
| Risultato d'esercizio | 49.125 | 9.209 |
| Ammortamenti | 61.803 | 58.104 |
| Variazione netta del fondo trattamento di fine rapporto e fondo ind. suppletiva di clientela | (31) | (2.627) |
| Svalutazioni di partecipazioni e minusvalenze (al netto di plusvalenze) da alienazione parteci | 535 | 488 |
| (Incremento) decremento accantonamento imposte differite (anticipate) | 1.598 | (30.571) |
| Accantonamento altri fondi (al netto utilizzo) | (3.341) | 10.540 |
| *Variazioni del capitale d'esercizio:* | | |
| Crediti commerciali | (16.339) | 3.023 |
| Rimanenze nette | 16.120 | 81.138 |
| Debiti commerciali | 25.167 | (25.280) |
| *Altri debiti, crediti, ratei e risconti* | (4.856) | 47.612 |
| Crediti e debiti verso soc. controllanti, controllate e collegate | 88.456 | (93.899) |
| **Totale** | **218.237** | **57.737** |
| | | |
| **Disponibilità monetarie generate (assorbite) dalle attività di investimento** | | |
| Investimenti in: | | |
| Immobilizzazioni materiali | (26.767) | (7.943) |
| Partecipazioni | 213 | (5.879) |
| Beni immateriali e costi pluriennali | (1.473) | 8.613 |
| Crediti verso controllanti | 46.000 | 0 |
| Crediti verso altri | 5.006 | (45.682) |
| Credito verso soci | (15.900) | 14.249 |
| **Totale** | **7.079** | **(36.642)** |
| | | |
| **Disponibilità monetarie generate (assorbite) dalle attività di finanziamento** | | |
| Finanziamenti | 39.923 | 42.399 |
| Aumento Capitale Sociale | 100.000 | 0 |
| *Altri finanziatori* | 4.066 | (17.481) |
| Prestiti obbligazionari | (152.000) | (9.900) |
| Capitale di terzi | 81 | (378) |
| **Totale** | **(7.930)** | **14.640** |
| | | |
| **Variazione differenza di conversione** | **836** | **650** |
| | | |
| **Variazione indebitamento a breve -al netto disponibilita'** | **(218.222)** | **(36.385)** |
| | | |
| Disponibilità (Indebitamento) netto a breve al 31 dicembre 1998 | (217.178) | (253.563) |
| Disponibilità (Indebitamento) netto a breve al 31 dicembre 1999 | 1.044 | (217.178) |

(Importi espressi in migliaia di EURO)

| | | | | |
|---|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | [illegible] | 12.911 | | 4.700 |
| B) IMMOBILIZZAZIONI | | | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | | | | |
| 1) Costi di impianto ed ampliamento | [illegible] | 122 | | 191 |
| 2) Costi di ricerca, di sviluppo e di pubblicità | [illegible] | 512 | | 1.059 |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | [illegible] | 2.284 | | 2.524 |
| 4) Concessione, licenze, marchi e diritti simili | [illegible] | 99.270 | | 106.474 |
| 5) Avviamento | [illegible] | 226 | | 258 |
| 6) Immobilizzazioni in corso e acconti | [illegible] | [illegible] | | 425 |
| 7) Altre | [illegible] | 523 | | 24 |
| 8) Differenza di consolidamento | [illegible] | 5.279 | | 8.157 |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | [illegible] | 108.216 | | 117.112 |
| II - IMMOBILIZZAZIONI MATERIALI | | | | |
| 1) Terreni e fabbricati | [illegible] | 76.934 | | 79.504 |
| 2) Impianti e macchinari | [illegible] | 38.907 | | 45.887 |
| 3) Attrezzature industriali e commerciali | [illegible] | 16.663 | | 15.541 |
| 4) Altri beni | [illegible] | 5.184 | | 5.221 |
| 5) Immobilizzazioni in corso e acconti | [illegible] | 354 | | 328 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | [illegible] | 138.042 | | 146.481 |
| III - IMMOBILIZZAZIONI FINANZIARIE | | | | |
| 1) Partecipazioni in: | | | | |
| a) imprese controllate | [illegible] | | 1.244 | |
| b) imprese collegate | 5.879 | | 6.258 | |
| c) altre imprese | [illegible] | [illegible] | 305 | 7.807 |
| 2) Crediti: | | | | |
| a) verso imprese controllate | | [illegible] | | 0 |
| b) verso imprese collegate | | [illegible] | | 340 |
| c) verso imprese controllanti | | | | |
| - entro 12 mesi | 0 | | 27.889 | |
| - oltre 12 mesi | 4.132 | 4.132 | 0 | 27.889 |
| d) verso altri: | | | | |
| - entro 12 mesi | 105 | | 313 | |
| - oltre 12 mesi | 10.859 | 10.964 | 10.408 | 10.721 |
| Totale Crediti | [illegible] | 15.096 | | 38.950 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | [illegible] | 22.517 | | 46.757 |
| TOTALE IMMOBILIZZAZIONI | [illegible] | 268.775 | | 310.350 |
| C) ATTIVO CIRCOLANTE | | | | |
| I - RIMANENZE | | | | |
| 1) Materie prime, sussidiarie e di consumo | [illegible] | 34.275 | | 36.095 |
| 2) Prodotti in corso di lavorazione e semilavorati | [illegible] | 12.511 | | 10.347 |
| 3) Prodotti finiti e merci | [illegible] | 70.763 | | 79.431 |
| TOTALE RIMANENZE | [illegible] | 117.549 | | 125.873 |
| II - CREDITI | | | | |
| 1) Verso clienti | | | | |
| - entro 12 mesi | 265.161 | | 256.324 | |
| - oltre 12 mesi | [illegible] | 265.218 | 456 | 256.780 |
| 2) Verso imprese controllate | | | | |
| - entro 12 mesi | 1.063 | 1.063 | 0 | 0 |
| 3) Verso imprese collegate | | | | |
| - entro 12 mesi | [illegible] | [illegible] | 2.890 | 2.890 |
| 4) Verso controllanti | | | | |
| - entro 12 mesi | [illegible] | [illegible] | 46.982 | 46.982 |
| 5) Verso altri: | | | | |
| - entro 12 mesi | 52.190 | | 58.132 | |
| - oltre 12 mesi | 82 | 52.272 | 81 | 58.213 |
| TOTALE CREDITI | [illegible] | 319.563 | | 364.865 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | | | | |
| 3) Altre partecipazioni | [illegible] | 905 | | 906 |
| 5) Altri titoli | [illegible] | 1.383 | | 460 |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | [illegible] | 2.288 | | 1.366 |
| IV - DISPONIBILITA' LIQUIDE | | | | |
| 1) Depositi bancari e postali | [illegible] | 72.844 | | 39.024 |
| 2) Assegni | [illegible] | [illegible] | | 11 |
| 3) Denaro e valori in cassa | [illegible] | [illegible] | | 192 |
| TOTALE DISPONIBILITA' LIQUIDE | [illegible] | 73.020 | | 39.227 |
| TOTALE ATTIVO CIRCOLANTE | [illegible] | 512.420 | | 531.331 |
| TOTALE RATEI E RISCONTI ATTIVI | [illegible] | 2.240 | | 2.413 |
| TOTALE ATTIVO | [illegible] | 796.346 | | 848.794 |

(Importi espressi in migliaia di EURO)

| [redacted] | [redacted] | | | |
|---|---|---|---|---|
| | [redacted] | [redacted] | | |
| **A) PATRIMONIO NETTO** | [redacted] | [redacted] | | |
| I - CAPITALE SOCIALE | [redacted] | [redacted] | | 154.936 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | [redacted] | [redacted] | | 0 |
| III - RISERVA DA RIVALUTAZIONE | [redacted] | [redacted] | | 0 |
| IV - RISERVA LEGALE | [redacted] | [redacted] | | 744 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | [redacted] | [redacted] | | 0 |
| VI - RISERVE STATUTARIE | [redacted] | [redacted] | | 0 |
| VII - ALTRE RISERVE | [redacted] | [redacted] | | |
| d) Differenze di conversione | [redacted] | [redacted] | (86) | |
| e) Altre riserve | [redacted] | [redacted] | 9.903 | 9.817 |
| VIII - UTILI (PERDITE) PORTATI A NUOVO | [redacted] | [redacted] | | 3.030 |
| IX - UTILE (PERDITA) DELL'ESERCIZIO | [redacted] | [redacted] | | 4.756 |
| TOTALE PATRIMONIO NETTO DI COMPETENZA DEL GRUPPO | [redacted] | [redacted] | | 173.283 |
| X - CAPITALE E RISERVE DI TERZI | [redacted] | [redacted] | | 442 |
| XI - UTILE (PERDITA) DELL'ESERCIZIO DI PERTINENZA DI TERZI | [redacted] | [redacted] | | (142) |
| TOTALE PATRIMONIO NETTO | [redacted] | [redacted] | | 173.583 |
| **B) FONDI PER RISCHI E ONERI** | [redacted] | [redacted] | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | [redacted] | [redacted] | | 2.580 |
| 2) Fondi per imposte | [redacted] | [redacted] | | 0 |
| 3) Altri | [redacted] | [redacted] | | 4.780 |
| TOTALE FONDI PER RISCHI E ONERI | [redacted] | [redacted] | | 7.360 |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO | [redacted] | [redacted] | | 12.567 |
| **D) DEBITI** | [redacted] | [redacted] | | |
| 1) Obbligazioni | [redacted] | [redacted] | | |
| - entro 12 mesi | [redacted] | [redacted] | 0 | |
| - oltre 12 mesi | [redacted] | [redacted] | 126.383 | 126.383 |
| 3) Debiti verso banche | [redacted] | [redacted] | | |
| - entro 12 mesi | [redacted] | [redacted] | 152.756 | |
| - oltre 12 mesi | [redacted] | [redacted] | 109.702 | 262.458 |
| 4) Debiti verso altri finanziatori | [redacted] | [redacted] | | |
| - entro 12 mesi | [redacted] | [redacted] | 9.746 | |
| - oltre 12 mesi | [redacted] | [redacted] | 328 | 10.074 |
| 5) Acconti | [redacted] | [redacted] | | 2.719 |
| 6) Debiti verso fornitori | [redacted] | [redacted] | | 118.910 |
| 7) Debiti rappresentati da titoli di credito | [redacted] | [redacted] | | 25 |
| 8) Debiti verso imprese controllate | [redacted] | [redacted] | | 1.277 |
| 9) Debiti verso imprese collegate | [redacted] | [redacted] | | 132 |
| 10) Debiti verso imprese controllanti | [redacted] | [redacted] | | |
| - entro 12 mesi | [redacted] | [redacted] | 3.621 | |
| - oltre 12 mesi | [redacted] | [redacted] | 76.500 | 80.121 |
| 11) Debiti tributari | [redacted] | [redacted] | | |
| - entro 12 mesi | [redacted] | [redacted] | 19.171 | |
| - oltre 12 mesi | [redacted] | [redacted] | 79 | 19.250 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | [redacted] | [redacted] | | 3.173 |
| 13) Altri debiti | [redacted] | [redacted] | | 28.681 |
| TOTALE DEBITI | [redacted] | [redacted] | | 653.203 |
| E) TOTALE RATEI E RISCONTI PASSIVI | [redacted] | [redacted] | | 2.081 |
| TOTALE PASSIVO | [redacted] | [redacted] | | 675.211 |
| TOTALE PATRIMONIO NETTO E PASSIVO | [redacted] | [redacted] | | 848.794 |
| | [redacted] | [redacted] | | |
| TOTALE CONTI D'ORDINE | [redacted] | [redacted] | | 65.323 |

(Importi espressi in migliaia di EURO)

| [redacted] | [redacted] | | [redacted] | |
|---|---|---|---|---|
| | [redacted] | [redacted] | [redacted] | [redacted] |
| **A) VALORE DELLA PRODUZIONE** | [redacted] | [redacted] | | |
| 1) Ricavi delle vendite e delle prestazioni | [redacted] | [redacted] | | 551.886 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, | [redacted] | [redacted] | | 0 |
| semilavorati e finiti | [redacted] | [redacted] | | (33.953) |
| 4) Incrementi di immobilizzazioni per lavori interni | [redacted] | [redacted] | | 1.214 |
| 5) Altri ricavi e proventi | [redacted] | [redacted] | | 11.606 |
| TOTALE VALORE DELLA PRODUZIONE | [redacted] | [redacted] | | 530.753 |
| **B) COSTI DELLA PRODUZIONE** | [redacted] | [redacted] | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | [redacted] | [redacted] | | (257.870) |
| 7) Per servizi | [redacted] | [redacted] | | (121.580) |
| 8) Per godimento di beni di terzi | [redacted] | [redacted] | | (6.172) |
| 9) Per il personale: | [redacted] | [redacted] | | |
| a) salari e stipendi | [redacted] | [redacted] | (54.998) | |
| b) oneri sociali | [redacted] | [redacted] | (17.206) | |
| c) trattamento di fine rapporto | [redacted] | [redacted] | (3.168) | |
| d) trattamento di quiescenza e simili | [redacted] | [redacted] | (791) | |
| e) altri costi | [redacted] | [redacted] | (560) | (76.723) |
| 10) Ammortamenti e svalutazioni: | [redacted] | [redacted] | | |
| a) ammortamento delle immobilizzazioni immateriali | [redacted] | [redacted] | (8.825) | |
| b) ammortamento delle immobilizzazioni materiali | [redacted] | [redacted] | (21.184) | |
| c) altre svalutazioni delle immobilizzazioni | [redacted] | [redacted] | (36) | |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | [redacted] | [redacted] | (8.604) | (38.649) |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | [redacted] | [redacted] | | 6.824 |
| 12) Accantonamenti per rischi | [redacted] | [redacted] | | (4.168) |
| 13) Altri accantonamenti | [redacted] | [redacted] | | (939) |
| 14) Oneri diversi di gestione | [redacted] | [redacted] | | (10.060) |
| TOTALE COSTI DELLA PRODUZIONE | [redacted] | [redacted] | | (509.337) |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | [redacted] | [redacted] | | 21.416 |
| **C) PROVENTI E ONERI FINANZIARI** | [redacted] | [redacted] | | |
| 15) Proventi da partecipazioni: | [redacted] | [redacted] | | |
| c) dividendi da altre partecipazioni | [redacted] | [redacted] | 0 | |
| d) altri proventi da partecipazioni | [redacted] | [redacted] | 98 | 98 |
| 16) Altri proventi finanziari: | [redacted] | [redacted] | | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | [redacted] | [redacted] | | 321 |
| d) proventi diversi dai precedenti: | [redacted] | [redacted] | | |
| - da imprese controllate | [redacted] | [redacted] | 0 | |
| - da imprese collegate | [redacted] | [redacted] | 112 | |
| - da imprese controllanti | [redacted] | [redacted] | 1.076 | |
| - altri | [redacted] | [redacted] | 8.172 | 9.360 |
| Totale altri proventi finanziari | [redacted] | [redacted] | | 9.681 |
| 17) Interessi e altri oneri finanziari: | [redacted] | [redacted] | | |
| a) da imprese controllate | [redacted] | [redacted] | (55) | |
| b) da imprese controllanti | [redacted] | [redacted] | (8.619) | |
| c) altri | [redacted] | [redacted] | (34.378) | (43.052) |
| TOTALE PROVENTI ED ONERI FINANZIARI | [redacted] | [redacted] | | (33.273) |
| **D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | [redacted] | [redacted] | | |
| 18) Rivalutazioni: | [redacted] | [redacted] | | |
| a) di partecipazioni | [redacted] | [redacted] | 513 | 513 |
| 19) Svalutazioni: | [redacted] | [redacted] | | |
| a) di partecipazioni | [redacted] | [redacted] | (13) | (13) |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | [redacted] | [redacted] | | 500 |
| **E) PROVENTI ED ONERI STRAORDINARI** | [redacted] | [redacted] | | |
| 20) Proventi: | [redacted] | [redacted] | | |
| a) plusvalenze da alienazioni | [redacted] | [redacted] | 27.122 | |
| b) varie | [redacted] | [redacted] | 8.232 | 35.354 |
| 21) Oneri: | [redacted] | [redacted] | | |
| a) minusvalenze da alienazioni | [redacted] | [redacted] | (178) | |
| b) imposte relative ad esercizi precedenti | [redacted] | [redacted] | (37) | |
| c) altri oneri straordinari | [redacted] | [redacted] | (12.728) | (12.943) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | [redacted] | [redacted] | | 22.411 |
| RISULTATO PRIMA DELLE IMPOSTE | [redacted] | [redacted] | | 11.054 |
| 22) Imposte sul reddito dell'esercizio | [redacted] | [redacted] | | (6.440) |
| 23) UTILE (PERDITA) DELL'ESERCIZIO | [redacted] | [redacted] | | 4.614 |
| 23a) Utile (perdita) dell'esercizio di pertinenza di terzi | [redacted] | [redacted] | | (142) |
| 23b) UTILE CONSOLIDATO DELL'ESERCIZIO | [redacted] | [redacted] | | 4.756 |

DE'LONGHI S.P.A.
Sede Sociale: Via Lodovico Seitz n. 47 - Treviso (Tv)
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 41279
Iscritta al R.E.A. di Treviso al n. 224758

# BILANCIO CONSOLIDATO RELAZIONE SULLA GESTIONE

Signori Azionisti,
L'esercizio 1999 evidenzia il Gruppo De' Longhi spa in forte sviluppo, con il conseguimento di risultati economici in rilevante crescita ; il buon incremento delle vendite e il deciso miglioramento della redditivita' aziendale hanno consentito di chiudere il bilancio consolidato al 31.12.1999 con ricavi delle vendite pari a Lire 1.136 miliardi (EURO 586,7 milioni) , in aumento di Lire 67,4 miliardi rispetto al 1998 (+6,3%) e con un utile d'esercizio che ammonta a Lire 49,1 miliardi (EURO 25,4 milioni) , in forte incremento rispetto al 1998 ( +Lire 39,9 miliardi ), dopo aver effettuato ammortamenti per Lire 61,8 miliardi e accantonamenti per rischi e oneri diversi per Lire 14,7 miliardi.

Gli ottimi risultati dell'esercizio derivano prevalentemente dal piano strategico di riorganizzazione commerciale, distributiva e produttiva sviluppato dal Gruppo De Longhi nei precedenti esercizi rivolto alla crescita nei principali mercati, al miglioramento competitivo attraverso le innovazioni di prodotto e alla riorganizzazione degli aspetti distributivi , i cui benefici si sono concretizzati soprattutto durante il 1999.

I ricavi sono aumentati per effetto delle maggiori vendite sia sul mercato UE (+2%) che sugli altri mercati (+19%), con un incremento in particolare nella divisione climatizzazione che ha evidenziato una rilevante crescita , sia per quanto riguarda la linea condizionamento portatile che quella relativa la condizionamento fisso ; le divisioni piccolo elettrodomestico e riscaldamento hanno evidenziato , pur in presenza, rispettivamente, di mercati stazionari ed in calo , fatturati in linea con il 1998 e con un incremento delle quote di mercato.

Il margine operativo (EBIT) è stato pari a Lire 98,9 miliardi (EURO 51,1 milioni) , in forte aumento rispetto all'esercizio precedente (ammontava a Lire 41,5 miliardi ) e l'incidenza sui ricavi è stata pari al 8,7% (3,9% nel 1998). Il cash flow è stato positivo per Lire 125,6 miliardi (EURO 64,9 milioni) , in aumento rispetto al 1998 (ammontava a Lire 93,9 miliardi).

Vogliamo sottolineare inoltre gli sforzi sostenuti dal Gruppo De' Longhi nello sviluppo e ricerca di nuove attivita', con la costituzione di una nuova societa' a dicembre 1999 , la E-Services Srl , con lo scopo di gestire i sistemi informativi di Gruppo e per poter sfruttare eventuali opportunita' nel campo dei servizi informatici e nell'utilizzo della nuova tecnologia nel settore del E-business (B2B); lo sviluppo dell' Information Technology è ritenuto dal Gruppo De' Longhi strumento essenziale per creare nuove opportunita' e favorire il continuo miglioramento della gestione aziendale mediante una piu' rapida circolazione delle informazioni e una semplificazione dei processi.

S.p.A.

Evidenziamo inoltre che è stato deliberato a dicembre 1999 , un aumento del capitale sociale di Lire 100 miliardi nella societa' Capogruppo De' Longhi Spa sottoscritto interamente dagli azionisti con l'obiettivo di dotare il Gruppo di nuovi mezzi finanziari per supportare nuove possibili iniziative di sviluppo .

Prima di entrare nel dettaglio degli aspetti che hanno caratterizzato l'esercizio, permetteteci di riassumere brevemente le condizioni congiunturali e di settore, in cui si è trovata ad operare la vostra azienda.

## L'andamento economico dei principali paesi.

L'attivita' economica nel corso del 1999 ha evidenziato segnali di ripresa , che si sono concretizzati soprattutto nel secondo semestre , e che hanno allontanato il rischio di recessione economica esistente nel 1998 a causa della crisi nei Paesi emergenti, in Russia ed in alcuni Paesi del Sud America.
Il Prodotto interno lordo mondiale è aumentato del 3% , contro il 2% del 1998 per effetto soprattutto del tasso di sviluppo registrato negli Stati Uniti (+ 4,1%) e nei Paesi dell' Estremo Oriente (+5,6%) ; l'andamento dell'economia del Giappone è stato invece contrastante in quanto si sono alternati segnali di ripresa ad altri meno confortanti. Nel Regno Unito si sono rafforzate le tendenze espansive.
L'adozione della moneta unica e quindi un nuovo governo della moneta da parte degli 11 Paesi facenti parte l'UEM ha dato un ulteriore impulso alla crescita dell'Europa come grande mercato finanziario ed economico . La convergenza dei tassi di interesse e l'abolizione delle operazioni in cambi tra le monete dei paesi aderenti sono stati i primi immediati e tangibili effetti; nel 1999 non si sono invece avuti pero' gli attesi benefici nei termini di tassi di sviluppo, i tassi di crescita dei Paesi UEM hanno evidenziato una crescita limitata del 2,2% , in calo rispetto al tasso di sviluppo evidenziato nel 1998; soprattutto la Germania (1,5% ) e l'Italia (1,4%) hanno evidenziato contenuti tassi di crescita.
Il preoccupante e forte incremento dei prezzi petroliferi sul finire dell'anno ha riacceso inoltre il timore di ripresa dell'inflazione e di rialzo dei tassi di interesse

## Il mercato degli Elettrodomestici

Il mercato 1999 del settore elettrodomestici è stato condizionato dall'andamento economico e dei consumi dei diversi Paesi; i Paesi che hanno registrato positive situazioni congiunturali hanno allo stesso modo evidenziato incrementi nella domanda ; il mercato degli Stati Uniti ha beneficiato di un aumento della domanda interna ; nell'area dell'UEM si è registrato un contenuto incremento della domanda. La crisi economica e finanziaria iniziata nel corso del 1998 nei Paesi dell'Est Europa ed in Brasile è continuata anche nel corso del 1999 influenzando significativamente il potere di acquisto dei consumatori . I mercati del Far East hanno invece evidenziato una ripresa dei consumi determinata dal miglioramento delle condizioni economiche e dai tassi di crescita positivi.

## L'attività organizzativa

Dal punto di vista strategico il 1999 è stato caratterizzato dalla focalizzazione dell'operativita' del Gruppo De' Longhi spa nel core business attraverso l'innovazione dei prodotti e lo sviluppo di nuove strategie commerciali distributive.

Nel corso del 1999 è continuato il processo di ristrutturazione delle reti distributive all'estero con la sostituzione di alcuni partners commerciali e con la ristrutturazione delle reti di vendita in alcuni filiali distributive.

In quest'ottica di ricerca di una migliore e piu' razionale struttura distributiva è in fase avanzata di studio un progetto di ristrutturazione delle filiali distributive in ambito UE. Lo sviluppo dell'attivita' ha comportato la necessita' di un incremento della forza lavoro ed un ricorso al lavoro temporaneo per sopperire alle cronica carenza di offerta di manodopera.

Al 31 dicembre i dipendenti del Gruppo De' Longhi spa erano 2.548 (2.424 nel 1998) cosi' suddivisi;

| | 1999 | 1998 |
|---|---|---|
| - Operai | 1.722 | 1.610 |
| - Impiegati | 782 | 770 |
| - Dirigenti | 44 | 44 |
| Totale | 2.548 | 2.424 |

Al 31 dicembre 1999 prestavano la propria attivita' circa 90 lavoratori temporanei.

Vogliamo inoltre segnalare che il bilancio consolidato al 31 dicembre 1999 (stato patrimoniale e conto economico) è stato oggetto di revisione contabile da parte di PricewaterhouseCoopers Spa .

## L'andamento della Società

L'andamento economico del 1999 si puo' desumere dal conto economico riclassificato, e da alcuni indici economici, di seguito esposti:

| | 1999 | | | 1998 | | |
|---|---|---|---|---|---|---|
| | Lire miliardi | Euro milioni | % sulle vendite | Lire Miliardi | Euro Milioni | % sulle vendite |
| Ricavi delle vendite | 1.136,0 | 586,7 | 100,0% | 1068,6 | 551,9 | 100,0% |
| **Margine lordo industriale** | **616,6** | **318,5** | **54,3%** | **541,6** | **279,7** | **50,7%** |
| Costi per servizi e altri oneri | (282,4) | (145,9) | (24,9%) | (266,9) | (137,9) | (24,9%) |
| **Valore aggiunto** | **334,2** | **172,6** | **29,4%** | **274,7** | **141,9** | **25,7%** |
| Costo del lavoro | (158,8) | (82) | (14,0%) | (148,6) | (76,7) | (13,9%) |
| **Margine operativo lordo (EBITDA)** | **175,4** | **90,6** | **15,4%** | **126,2** | **65,2** | **11,8%** |
| Ammortamenti e accantonamenti | (76,6) | (39,5) | (6,7%) | (84,7) | (43,7) | (7,9%) |
| **Risultato operativo (EBIT)** | **98,8** | **51,1** | **8,7%** | **41,5** | **21,4** | **3,9%** |
| Proventi (Oneri) finanziari e straordinari | (31,7) | (16,4) | (2,8%) | (20,1) | (10,4) | (1,9%) |
| **Risultato prima delle imposte** | **67,0** | **34,6** | **5,9%** | **21,4** | **11,1** | **2,0%** |
| Imposte dell'esercizio | (17,9) | (9,2) | (1,6%) | (12,5) | (6,4) | (1,2%) |
| Minority | - | - | - | **0,3** | **0,1** | |
| **Utile netto dell'esercizio** | **49,1** | **25,4** | **4,3%** | **9,2** | **4,8** | **0,8%** |
| | | | | | | |
| Cash flow (i) | 125,7 | 64,9 | 11,1% | 93,9 | 48,5 | 8,8% |
| Spese di ricerca e sviluppo | 10,3 | 5,3 | | 10,5 | 5,4 | |
| ROE (risultato netto/patrimonio netto) | 10,1% | | | 3,5% | | |
| ROI (risultato operativo/cap.netto inv.) | 10,1% | | | 2,7% | | |

(i) inteso come risultato d'esercizio piu' ammortamenti e accantonamenti e rischi

I ricavi delle vendite sono aumentati di Lire 67,4 miliardi , + 6,3% rispetto al 1998. L'andamento delle vendite è stato caratterizzato dal quadro macroeconomico e da favorevoli condizioni di mercato con una crescita significativa soprattutto nel mercato della linea "climatizzazione " e con un incremento sia sui mercati UE che su alcuni importanti mercati esteri quali il Giappone e gli Stati Uniti .

S.p.A.

Il gruppo De' Longhi Spa ha migliorato la propria posizione competitiva rispetto al 1998 con un incremento delle quote di mercato nelle principali linee di business. La ripartizione del fatturato per area geografica è la seguente:

| | 1999 | 1998 |
|---|---|---|
| Area UEM | 58,4% | 73,4% |
| UE (altri) | 11,7% | (i) |
| Us e Canada | 12,6% | 7,0% |
| Resto del Mondo | 17,3% | 19,6% |
| Totale | 100% | 100% |

(i) nel 1998 per l'area UE non è disponibile una suddivisione per valori

Sui mercati UEM le vendite sono aumentate del 1,5%, pari a circa Lire 12 miliardi rispetto al 1998 per effetto prevalentemente dell'aumento dei consumi del settore del condizionamento e del mantenimento delle posizioni competitive in tutte le linee di prodotto . Le vendite nell'area Nord America hanno evidenziato un forte rialzo (pari a circa Lire 68 miliardi) per effetto dell'andamento favorevole della domanda e dell'ottimo andamento delle vendite nel condizionamento portatile, nei radiatori e per quanto riguarda i piccoli elettrodomestici soprattutto nelle friggitrici e nella macchine da caffe'. Le vendite nel resto del mondo sono invece leggermente diminuite per effetto della crisi esistente nei mercati dell'Europa dell'Est, che ha comportato un minor fatturato rispetto al previsto di circa Lire 40 miliardi , in Brasile e della fase di transizione in alcuni mercati ( in Sud Africa e Israele ) conseguente il cambio dei distributori locali, comunque compensata dal buon andamento delle vendite in Giappone (+122%) e Nuova Zelanda (+39%).

La ripartizione del fatturato per tipologia di prodotto è la seguente:

| | 1999 | 1998 |
|---|---|---|
| Piccolo elettrodomestico | 39,2% | 40,7% |
| Climatizzazione | 25,9% | 22,8% |
| Riscaldamento | 30,3% | 33,3% |
| Cottura e altro | 4,6% | 2,6% |
| Totale | 100% | 100% |

Le vendite della linea "piccolo elettrodomestico" sono state influenzate dal andamento del mercato in area UEM e sono rimaste sostanzialmente sui valori del 1998 (+Lire 3,8 miliardi pari al 1%) , con un incremento della quota di mercato in Italia e un mantenimento delle posizioni sui mercati esteri ; si segnala il buon andamento delle vendite dei prodotti per la cottura (friggitrici e forni) , per la preparazione di bevande (caffe') e dei piccoli elettrodomestici da cucina.

Le vendite della divisione "climatizzazione" hanno beneficiato dell'andamento favorevole del mercato e hanno evidenziato ottimi risultati (incremento di circa Lire 51 miliardi pari al 21%) sia per effetto delle maggiori vendite della linea condizionamento portatile e deumidificatori che di quelle relative al condizionamento fisso ed hanno confermato la leadership del Gruppo De' Longhi in questo settore sia in Italia che nei piu' importanti mercati di riferimento.
Le vendite della divisione "riscaldamento" hanno risentito del calo della domanda e sono diminuite di circa Lire 12 miliardi , pari al 3%rispetto al 1998, in misura minore comunque rispetto all'andamento del mercato .

Il margine operativo (EBIT) è migliorato significativamente , per Lire 57,4 miliardi , passando da Lire 41,5 miliardi nel 1998 a Lire 98,9 miliardi (dal 3,9% al 8,7% come incidenza sulle vendite ) per effetto soprattutto dell'incremento nella redditivita' delle vendite determinato dai benefici derivanti dal piano strategico di riorganizzazione produttiva e commerciale; sono poi diminuiti rispetto al 1998 gli accantonamenti per rischi.

Il risultato prima delle imposte , che è aumentato da Lire 21,4 miliardi a Lire 67 miliardi, ha beneficiato oltre che dell'effetto della gestione caratteristica del miglioramento della gestione finanziaria conseguente i flussi di cassa positivi dell'esercizio e la riduzione del costo della raccolta.

## Analisi della situazione patrimoniale – finanziaria

L'analisi del capitale investito e della sua copertura risulta riepilogata di seguito:

| | 1999 | 1998 | 1999 | 1998 |
|---|---|---|---|---|
| | Lire miliardi | Lire miliardi | Euro milioni | Euro milioni |
| Attivita' a breve | 850,7 | 954,9 | 439,3 | 493,1 |
| Passivita' a breve | (377,8) | (367,8) | (195,1) | (189,9) |
| **Capitale circolante netto** | **472,9** | **587,1** | **244,2** | **303,2** |
| Attivita' immobilizzate | 545,4 | 610,0 | 281,7 | 315,1 |
| Passivita' non finanziarie a m/l termine | (40) | (38,6) | (20,7) | (19,9) |
| **Capitale investito netto** | **978,3** | **1.158,5** | **505,2** | **598,3** |
| Prestiti obbligazionari | (92,7) | (244,7) | (47,9) | (126,4) |
| Patrimonio netto di terzi | (0,7) | (0,6) | (0,3) | (0,3) |
| **Patrimonio netto** | (485,5) | (335,5) | (250,7) | 173,3 |
| **Posizione finanziaria netta (i)** | **(399,4)** | **(577,7)** | **(206,3)** | **(298,3)** |
| | | | | |
| Investimenti imm. Materiali | 28,1 | 28,2 | 14,5 | 14,6 |
| Posizione fin. Netta /patrimonio netto | 0,82 | 1,72 | | |
| Dipendenti (n.) (ii) | 2.638 | 2.424 | | |

(i) considera l'indebitamento netto verso gli Istituti Bancari (al netto investimenti a breve) e il debito finanziario verso la societa' controllante di Lire 148,1 miliardi
(ii) inclusi lavoratori temporanei.

Il capitale circolante netto è diminuito di Lire 114,2 miliardi per effetto delle politiche di contenimento del circolante che hanno determinato , pur in presenza di un incremento delle vendite, una riduzione delle rimanenze di magazzino, un lieve incremento dei crediti verso la clientela e il rimborso dei crediti verso la societa' controllante.

La posizione finanziaria è migliorata sensibilmente; la posizione a breve è divenuta positiva con uno spostamento dell'indebitamento verso scadenze a medio/lungo termine ; la riduzione dell'indebitamento di Lire 178,3 miliardi , pur in presenza del rimborso anticipato di una quota di un prestito obbligazionario per l'importo di Lire 152 miliardi nell'ambito del programma di ridefinizione dell'impegno finanziario nel medio termine , è la risultante dell'incremento di capitale sociale avvenuto a dicembre 1999 e dei flussi di cassa generati dalla gestione corrente.

Per concludere rileviamo il buon equilibrio patrimoniale finanziario del Gruppo De' Longhi Spa , evidenziato dal rapporto tra mezzi terzi finanziari e mezzi propri pari a 0,82 in netto miglioramento rispetto al 1998.

**L'attività di investimento e di sviluppo**

**Investimenti**

Gli investimenti complessivi in immobilizzazioni materiali sono state pari a circa Lire 28 miliardi ; si è trattato prevalentemente di investimenti di completamento e mantenimento della attuale capacità produttiva. Oltre Lire 17 miliardi sono stati spesi in stampi e attrezzature per la produzione di nuovi prodotti. Tra questi vanno ricordati i nuovi modelli di termoventilatori, ferri da stiro e macchine da caffe'.

Nel corso del 1999 è proseguito il piano di ristrutturazione dei sistemi informativi finalizzato ad avere un unico sistema per la maggior parte delle società del Gruppo per consentire una gestione più efficace basata sulla omogeneità e affidabilità delle informazioni. Si è quindi esteso il sistema basato sulla piattaforma applicativa SAP a Simac-Vetrella, De Longhi Radiators , da gennaio 1999, successivamente a Effeplast da luglio 1999.
Oltre a diffondere le medesime procedure operative si è provveduto ad ottimizzare la "supply chain" infragruppo nelle fasi di pianificazione, acquisto e vendita attraverso una integrazione dei processi e dei listini; si è provveduto inoltre ad una gestione centralizzata per tutto il Gruppo delle codifiche relative al piano dei conti, ai clienti e ai fornitori.
Il progetto di ristrutturazione è stato quindi esteso anche alle filiali commerciali estere consentendo l'avviamento del nuovo sistema informativo basato su SAP alla consociata americana agli inizi del 2000; si sono quindi fissati i presupposti che permetteranno l'utilizzo del nuovo sistema informativo basato su SAP a tutte le filiali europee nel corso del biennio 2000-2001.

**L'attività di ricerca e sviluppo**

Per il Gruppo De'Longhi l'attivita' di R&S è una costante per lo sviluppo di nuovi prodotti e per la ricerca di soluzioni innovative; tale attività è ritenuta fonte del nostro successo e variabile determinante per quello futuro.

Nel 1999 sono stati sostenuti costi di ricerca e sviluppo per circa Lire 10,3 miliardi (nel 1998 ammontavano a circa Lire 10,6 milioni) che sono stati imputati interamente a conto economico. In previsione del possibile sfruttamento della Legge 140/97 "Innovazione tecnologica " forniamo il dettaglio dell'informativa richiesta:

Natura e descrizione delle attivita' di ricerca e sviluppo
L'attivita' ha riguardato diversi progetti di ricerca tra cui si rileva un progetto di innovazione tecnologica per lo sviluppo di un nuovo forno micronde automatico dotato di un interfaccia utente a controllo vocale.I progetti hanno riguardato l'area condizionamento per Lire 3,9 miliardi, l'area riscaldamento per Lire 1,5 miliardi e l'area piccoli elettrodomestici per Lire 4,9 miliardi; l'importo dell'area piccolo elettrodomestici include le spese di ricerca relative al progetto nuovo forno micronde per Lire 0,7 miliardi.

Natura , descrizione dei costi dedotti ai sensi del Dpr 917/86
Le spese sostenute nell'esercizio sono relative a (i) costi del personale dedicato all'attivita' di Ricerca & Sviluppo per Lire 6,6 miliardi, di cui Lire 45 milioni per il progetto nuovo forno microonde (ii) costi per strumentazioni ed attrezzatura per Lire 235 milioni, di cui Lire 183 milioni per il nuovo forno microonde e (iii) costi per servizi di consulenza tecnologica, per acquisizione di conoscenze e per spese generali per Lire 3,4 miliardi di cui Lire 0,4 miliardi per il nuovo forno microonde.

Descrizione dei risultati fondamentali conseguiti e possibili ricadute di conoscenze
A testimonianza della capacità di innovazione espressa in questo momento dalla azienda e a giustificazione quindi della efficacia della spesa sostenuta, è sufficiente ricordarVi lo sviluppo di nuove configurazioni di radiatori e termoventilatori, di una nuova gamma di caldobagno, di nuovi microonde da incasso e per il mercato Americano, nuovi modelli di friggitrici e di macchine da caffe', nuova linea di climatizzatori portatili.

Per quanto riguarda il nuovo forno microonde il progetto si trova tuttora in una fase di sviluppo e si prevede che i risultati definitivi saranno disponibili alla fine dell'esercizio 2000.

**Costi di pubblicita' e attivita' di comunicazione**
Nel corso del 1999 sono stati effettuati ingenti investimenti in pubblicita' e comunicazione per un ammontare di circa Lire 58,6 miliardi (Lire 47 miliardi) che sono stati interamente imputati a conto economico. L'attivita' ha riguardato il sostenimento e consolidamento di linee di prodotti gia' esistenti , sia nel piccolo elettrodomestico che nella climatizzazione, ed il lancio di nuovi prodotti , in particolare gli innovativi forni a microonde combinati.
Per quanto riguarda il settore della pulizia , al fine di consolidare un mercato strategico, è stato creato un nuovo segmento nel mercato delle scope elettriche con il lancio del nuovo prodotto "colombina LavaAsciuga".
Sono inoltre proseguiti gli investimenti sia in Italia che all'estero per sostenere il marchio De' Longhi nel mercato della macchine da caffe'espresso.

Particolare attenzione è stato inoltre dedicata a mantenere la costante crescita sia del brand che dei mercati per la linea della climatizzazione con il lancio della nuova linea dei climatizzatori portatili "Pinguino" e con un'attivita' specifica dei climatizzatori fissi, della deumidificazione con " Tasciugo" per l'Italia e "Aria Dry" per l'estero e del riscaldamento con il lancio del nuovo radiatore elettrico "Rapido".

## Le attività ed i rapporti con le imprese controllate , controllanti e collegate.

In un gruppo integrato come il nostro i risultati di gestione possono essere perseguiti e raggiunti solo con la collaborazione delle altre società del gruppo.
E' il caso ad esempio delle economie raggiunte nella Simac Vetrella S.p.A., produttrice e distributrice, anche in proprio, dei prodotti per la pulizia della casa. Il lay out delle linee di produzione ha consentito, infatti, significative economie di scala e l'integrazione commerciale del marchio Micromax-Simac ,avvenuta nel corso del 1998, ha portato nel 1999 sicuri benefici in termini di sinergie . La società è quindi divenuta un polo di riferimento nel mercato del piccolo elettrodomestico, integrando l'offerta del gruppo con altri due marchi di prestigio assoluto. Al pari di Simac- Vetrella, anche il contributo di Effeplast è stato determinante per i risultati gestionali sopra analizzati. La società svolge attività produttiva acquisendo all'interno del gruppo le lavorazioni precedentemente demandate all'esterno.

Nel corso del 1999 è proseguito il potenziamento delle linee di produzione permettendo il pieno sfruttamento della struttura con conseguente immediata diminuzione dei costi unitari di prodotto. Ne hanno beneficiato, oltre ai margini di Effeplast, anche le altre aziende del gruppo committenti.
Nel corso del 1999 si sono sviluppate sinergie con la societa' controllata Ariagel con la delocalizzazione presso lo stabilimento di Candiolo della produzione dei deumidificatori.

Per quanto riguarda le società distributrici estere, è continuata anche nel 1999 la fase di investimenti commerciali soprattutto per rafforzarne la struttura per esigenze di mercato; gli investimenti che sono stati effettuati hanno comportato un appensantimento dei costi di gestione dell'esercizio 1999 ma sicuri vantaggi e benefici sono attesi nei prossimi esercizi.

I rapporti con la società controllante sono indicati nelle note illustrative della Nota Integrativa.

In conformita' alle disposizioni di legge , precisiamo che non risultano detenute o sono state acquistate o vendute nell'esercizio azioni proprie.

## Le prospettive

### Andamento dell'economia

Nel corso del 2000 lo scenario economico dovrebbe essere caratterizzato da un miglioramento del PIL di circa il 4% (dato OCSE) ; le previsioni economiche indicano che lo squilibrio tra Europa e Stati Uniti sia in una nuova fase di convergenza; la crescita nel vecchio Continente avra' un ritmo superiore al passato , mentre quella del Nuovo Continente rallentera' . La crescita nell' UEM dovrebbe essere pari a circa il 3,5% ; negli Stati Uniti la crescita del 3% è stata rivista al rialzo nei primi mesi del 2000 al 4,9%, pur con forti dubbi, secondo l'OCSE, collegati al fatto che il recente aumento della domanda interna non è piu' sostenibile; le pressioni inflazionistiche sono fin troppo evidenti e quindi sara' necessaria una graduale riduzione della crescita per domanda in modo da evitare il surriscaldamento della economia.

I paesi del Pacifico dovrebbero confermare la crescita del 1999 mentre il Giappone presenta ancora delle incertezze.
E' opportuno pero' sottolineare che lo scenario positivo dell'economia mondiale potrebbe essere influenzato dall'impennata dei prezzi petroliferi con conseguente , anche se contenuta, ripresa dell'inflazione e dei tassi di interesse

**Andamento della gestione nei primi mesi del 2000**
Nel corso del 2000 proseguira' la strategia di sviluppo attraverso iniziative tese a rafforzare la posizione sui mercati internazionali e attraverso il lancio di nuovi prodotti ; inoltre per far fronte all'aumento previsto dei prezzi delle materie prime e dei costi in generale sono previsti programmi di ricerca di una maggiore efficienza sulle strutture organizzative mediante l'innovazione dei processi tecnologici.

Il budget delle vendite del 2000 prevede una forte crescita in tutti i piu' importanti mercati esteri e per tutte le principali linee di business determinata dall'andamento favorevole dei mercati e dai benefici derivanti dagli investimenti commerciali effettuati durante il 1998 e 1999 nelle filiali distributive e in alcuni importanti mercati. I risultati dei primi mesi del nuovo esercizio confermano le aspettative di una ulteriore crescita ; le vendite risultano essere in crescita con un miglioramento del margine di contribuzione lordo rispetto al medesimo periodo del 1999.

**EURO e ANNO 2000**

Riteniamo opportuno informarVi sui problemi operativi connessi all'introduzione della moneta unica europea ed al cosidetto Problema Anno 2000.
In ottemperanza al disposto del D.Lgs. 24 giugno 1998 n. 213 la Capogruppo e le filiali in ambito UEM hanno provveduto ad adeguare i saldi monetari espressi nelle valute dei Paesi aderenti all'UE alle nuove parita' fissate in modo irrevocabile.
L'analisi condotta sulla strategicita' del passaggio all'Euro , quale moneta di conto, ha indotto a procrastinare all'esercizio 2001 la data di effettuazione del cambiamento.

Inoltre durante il 1999 sono state svolte le attività necessarie all'adeguamento di tutti i sistemi all'anno 2000 che hanno consentito un passaggio senza problemi al nuovo millennio; tale sforzo è stato notevolmente ridotto dalla scelta strategica di utilizzare per le funzioni gestionali il prodotto SAP già "2000 compatibile".

**Fatti di rilievo avvenuti dopo la chiusura dell'esercizio**

**Emissione Eurobond**
Nei primi mesi del 2000 è stata perfezionata sui mercati finanziari Internazionali una emissione di Eurobond , di durata triennale, prevista in un primo momento per Euro 100 milioni e aumentata poi a Euro 150 milioni in seguito alla forte richiesta proveniente dai mercati. Societa' emittente è stata la societa' De' Longhi Pinguino SA mentre garante figura la capogruppo De' Longhi spa .

S.p.A.

Tale operazione finanziaria rientra nella strategia aziendale di razionalizzazione della struttura finanziaria del Gruppo , con lo spostamento dell'indebitamento verso scadenze a medio lungo termine e con la continua ricerca delle piu' convenienti forme di finanziamento.

**Investimenti produttivi**

Nel corso del 2000 è stato realizzato , da parte della capogruppo, un nuovo insediamento produttivo ad Ampezzo (Udine) che prevede a regime un occupazione di 200 persone con lo scopo di incrementare la capacita' produttiva del Guppo in questa fase di forte espansione.

**Altro**

Tra i fatti di rilievo si segnala inoltre che la societa' controllata De' Longhi Radiators Srl non ha rinnovato il contratto di affitto d'azienda in scadenza il 31 marzo 2000 e ha quindi cessato l'attivita' di commercializzazione di corpi scaldanti che è ritornata in capo alla locatrice Divisione Radiatori Spa (ora DL Radiators Spa). Gli accordi sottoscritti tra la De' Longhi Radiators Srl e la locatrice hanno previsto ,in aggiunta alla restituzione delle attività e passività oggetto dell'affitto, anche la cessione di alcune attività. La società nel corso del 2000 procederà alla gestione delle residue attività e passività.

Ad eccezione di quanto sopraevidenziato non si segnalano fatti di rilievo che possano aver influito in modo rilevante sull'andamento aziendale o che possano aver modificato la struttura patrimoniale finanziaria ed economica della Societa'.

**Per il Consiglio di amministrazione**
**Il Presidente**

**De'Longhi S.p.A.**
**sede in via L. Seitz 47, 31100 Treviso**

*

**Bilancio consolidato dell'esercizio al 31 dicembre 1999**
**Relazione del collegio sindacale**

*

Signori soci,

abbiamo esaminato il progetto di bilancio consolidato dell'esercizio chiuso al 31 dicembre 1999 della società De'Longhi S.p.A. redatto dagli amministratori di quest'ultima e da questi comunicato al collegio sindacale della stessa.

I valori di sintesi del bilancio consolidato sono i seguenti.

(valori in milioni di lire)

- Stato patrimoniale:

| | |
|---|---|
| ATTIVITÀ | 1.541.941 |
| PASSIVITÀ | 1.055.793 |
| PATRIMONIO NETTO DI TERZI | 661 |
| PATRIMONIO NETTO DEL GRUPPO | 485.487 |
| CONTI D'ORDINE | 177.567 |

- Conto economico:

| | |
|---|---|
| VALORE DELLA PRODUZIONE | 1.140.111 |
| COSTI DELLA PRODUZIONE | (1.041.248) |
| PROVENTI E ONERI FINANZIARI | (24.314) |

| | |
|---|---|
| RETTIFICHE DI VALORE DI ATT. FINANZIARIE | (467) |
| PROVENTI E ONERI STRAORDINARI | (7.040) |
| IMPOSTE SUL REDDITO DELL'ESERCIZIO | (17.916) |
| UTILE (PERDITA) DI PERTINENZA DI TERZI | 1 |
| UTILE (PERDITA) DI PERTINENZA DEL GRUPPO | 49.125 |

La nota integrativa al bilancio consolidato illustra la composizione delle voci sopra elencate e le variazioni nelle stesse intervenute rispetto all'esercizio precedente.

Vi segnaliamo che il bilancio consolidato chiude con un utile di pertinenza del gruppo di lit. 49.125 milioni. Evidenziamo che tale risultato è influenzato da "proventi ed oneri straordinari" per l'importo negativo di lit. 7.040 milioni.

Nell'esercizio precedente il gruppo aveva conseguito un utile di lit 9.209 milioni. Di conseguenza, il risultato economico dell'esercizio mostra un miglioramento di lit. 39.916 milioni rispetto al precedente esercizio.

Il nostro esame è stato svolto secondo i principi di comportamento del collegio sindacale, enunciati dal Consiglio Nazionale dei Dottori Commercialisti e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio consolidato, interpretate ed integrate dai corretti principi contabili enunciati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri.

Il nostro esame è stato finalizzato a verificare la regolarità del bilancio consolidato e la sua corrispondenza alle scritture dalla società controllante ed alle informazioni trasmesse dalle imprese incluse nel consolidamento.

Nella relazione degli Amministratori sulla gestione vengono esposte le vicende che hanno interessato il gruppo, nonché il settore in cui lo stesso opera.

Abbiamo inoltre verificato la congruenza della stessa con le risultanze del bilancio consolidato. Abbiamo altresì esaminato le relazioni sulla gestione e le relazioni del collegio sindacale delle società controllate incluse nel consolidamento, il prospetto delle scritture di elisione di valore delle partecipazioni ed il dettaglio delle differenze di consolidamento.

Vi comunichiamo che dalle verifiche effettuate non sono emersi rilievi.

Di conseguenza, il bilancio consolidato presentato dagli Amministratori della controllante ci risulta corrispondere alle risultanze delle scritture contabili della capogruppo ed alle informazioni trasmesse dalle imprese incluse nel consolidamento. Ci risulta inoltre che il bilancio consolidato al 31.12.1999 sia stato predisposto nel rispetto delle disposizioni di cui al d.lgs. n. 127/1991.

Milano, il 28 giugno 2000

I sindaci

Dott. Carlo Garavaglia (Presidente)

Dott. Giuliano Saccardi

Dott. Giancarlo Malerba

32/d//testi/bil/gbx4207b.doc

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

**BILANCIO CONSOLIDATO AL 31 DICEMBRE 1999**

**RELAZIONE DELLA SOCIETÀ DI REVISIONE**

Agli azionisti della
Dè Longhi S.p.A.

1. Abbiamo svolto la revisione contabile del bilancio consolidato della Dè Longhi S.p.A. chiuso al 31 dicembre 1999. La responsabilità della redazione del bilancio compete agli amministratori della Dè Longhi S.p.A. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Per il giudizio relativo al bilancio consolidato dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione emessa da Coopers & Lybrand S.p.A. in data 30 giugno 1999.

3. A nostro giudizio, il bilancio consolidato della Dè Longhi S.p.A. al 31 dicembre 1999 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

Treviso, 26 giugno 2000

PricewaterhouseCoopers S.p.A.

Roberto Adami
(Revisore contabile)

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 7.220.000.000 i.v. Reg. Imp. Milano N. 278929/1999 C.F. e P. IVA 12979880155 Iscritta all'Albo Consob - Altri uffici: **Ancona** 60123 Via Corridoni 2 Tel. 07136881 - **Bari** 70125 Viale della Repubblica 110 Tel. 0805429863 - **Bologna** 40122 Via delle Lame 111 Tel. 051526611 - **Brescia** 25124 Via Cefalonia 70 Tel. 0302219811 - **Firenze** 50129 Viale Milton 65 Tel. 0554627100 - **Genova** 16121 Piazza Dante 7 Tel. 0105702013 - **Milano** 20122 Corso Europa 2 Tel. 0277851 - **Napoli** 80121 Piazza dei Martiri 30 Tel. 0817644441 - **Padova** 35137 Largo Europa 16 Tel. 0498762677 - **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 - **Parma** 43100 V.le Tanara 20/A Tel. 0521242848 - **Roma** 00154 Largo Fochetti 29 Tel. 06570251 - **Torino** 10129 Corso Montevecchio 37/39 Tel. 011556771 - **Trento** 38100 Via San Francesco 8 Tel. 0461237004 - **Treviso** 31100 Piazza Crispi 8 Tel. 0422542726 - **Udine** 33100 Via Marinoni 12 Tel. 043225789 - **Verona** 37121 Via Malenza 2 Tel. 0458002561

# DE'LONGHI S.P.A.

# Bilancio d'esercizio al 31 dicembre 1999



De'Longhi S.p.a. – Sede sociale: Via L. Seitz, 47 – 31100 Treviso – Italy
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese: Tribunale di Treviso n. 41279
Iscritta al R.E.A. di Treviso n. 224758
Codice Fiscale 11570840154 – Partita I.V.A. 03162730265

| [redacted] | [redacted] | [redacted] | [redacted] | [redacted] |
|---|---|---|---|---|
| A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | [redacted] | [redacted] | | 9.100.000.000 |
| B) IMMOBILIZZAZIONI | [redacted] | [redacted] | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | [redacted] | [redacted] | | |
| 1) Costi di impianto ed ampliamento | [redacted] | [redacted] | | 301.472.006 |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | [redacted] | [redacted] | | 3.490.040.734 |
| 4) Concessione, licenze, marchi e diritti simili | [redacted] | [redacted] | | 202.350.352.096 |
| 5) Avviamento | [redacted] | [redacted] | | 499.354.676 |
| 6) Immobilizzazioni in corso e acconti | [redacted] | [redacted] | | 46.500.000 |
| 7) Altro | [redacted] | [redacted] | | 487.312.943 |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | [redacted] | [redacted] | | 207.175.032.455 |
| II - IMMOBILIZZAZIONI MATERIALI | [redacted] | [redacted] | | |
| 1) Terreni e fabbricati | [redacted] | [redacted] | | 128.789.067.482 |
| 2) Impianti e macchinari | [redacted] | [redacted] | | 77.347.288.578 |
| 3) Attrezzature industriali e commerciali | [redacted] | [redacted] | | 15.471.421.459 |
| 4) Altri beni | [redacted] | [redacted] | | 4.764.926.644 |
| 5) Immobilizzazioni in corso e acconti | [redacted] | [redacted] | | 458.075.040 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | [redacted] | [redacted] | | 226.830.759.203 |
| III - IMMOBILIZZAZIONI FINANZIARIE | [redacted] | [redacted] | | |
| 1) Partecipazioni in: | [redacted] | [redacted] | | |
| a) imprese controllate | [redacted] | [redacted] | 42.904.122.467 | |
| b) imprese collegate | [redacted] | [redacted] | 12.173.365.037 | |
| c) altre imprese | [redacted] | [redacted] | 588.290.139 | 55.665.777.643 |
| 2) Crediti: | [redacted] | [redacted] | | |
| a) verso imprese controllate | [redacted] | [redacted] | 8.811.452.676 | |
| b) verso imprese collegate | [redacted] | [redacted] | 657.721.980 | |
| c) verso imprese controllanti | [redacted] | [redacted] | 54.000.000.000 | |
| d) verso altri: | [redacted] | [redacted] | | |
| - entro 12 mesi | [redacted] | [redacted] | 185.706.619 | |
| - oltre 12 mesi | [redacted] | [redacted] | 19.170.533.728 | 82.825.415.003 |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | [redacted] | [redacted] | | 138.491.192.646 |
| TOTALE IMMOBILIZZAZIONI | [redacted] | [redacted] | | 572.496.984.304 |
| C) ATTIVO CIRCOLANTE | [redacted] | [redacted] | | |
| I - RIMANENZE | [redacted] | [redacted] | | |
| 1) Materie prime, sussidiarie e di consumo | [redacted] | [redacted] | | 47.282.857.185 |
| 2) Prodotti in corso di lavorazione e semilavorati | [redacted] | [redacted] | | 9.346.436.190 |
| 3) Prodotti finiti e merci | [redacted] | [redacted] | | 87.324.205.604 |
| TOTALE RIMANENZE | [redacted] | [redacted] | | 143.953.498.979 |
| II - CREDITI | [redacted] | [redacted] | | |
| 1) Verso clienti | [redacted] | [redacted] | | 316.692.754.325 |
| 2) Verso imprese controllate | [redacted] | [redacted] | | 137.130.713.587 |
| 3) Verso imprese collegate | [redacted] | [redacted] | | 7.596.624.341 |
| 4) Verso controllanti | [redacted] | [redacted] | | 90.969.863.014 |
| 5) Verso altri: | [redacted] | [redacted] | | |
| - entro 12 mesi | [redacted] | [redacted] | 82.001.199.344 | |
| - oltre 12 mesi | [redacted] | [redacted] | 0 | 82.001.199.344 |
| TOTALE CREDITI | [redacted] | [redacted] | | 634.391.154.611 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | [redacted] | [redacted] | | |
| 3) Altre partecipazioni | [redacted] | [redacted] | | 1.753.600.000 |
| 5) Altri titoli | [redacted] | [redacted] | | 811.832.866 |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | [redacted] | [redacted] | | 2.565.432.866 |
| IV - DISPONIBILITA' LIQUIDE | [redacted] | [redacted] | | |
| 1) Depositi bancari e postali | [redacted] | [redacted] | | 26.548.993.868 |
| 2) Assegni | [redacted] | [redacted] | | 278.046 |
| 3) Denaro e valori in cassa | [redacted] | [redacted] | | 315.488.030 |
| TOTALE DISPONIBILITA' LIQUIDE | [redacted] | [redacted] | | 26.864.759.944 |
| TOTALE ATTIVO CIRCOLANTE | [redacted] | [redacted] | | 807.774.846.400 |
| D) RATEI E RISCONTI ATTIVI | [redacted] | [redacted] | | |
| 1) Ratei attivi | [redacted] | [redacted] | | 1.467.231.383 |
| 2) Risconti attivi | [redacted] | [redacted] | | 1.264.664.561 |
| TOTALE RATEI E RISCONTI ATTIVI | [redacted] | [redacted] | | 2.731.895.944 |
| TOTALE ATTIVO | [redacted] | [redacted] | | 1.392.103.726.648 |

...nghi S.p.A.

| [redacted] | [redacted] | | |
|---|---|---|---|
| **A) PATRIMONIO NETTO** | [redacted] | | |
| I - CAPITALE SOCIALE | [redacted] | | 300.000.000.000 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | [redacted] | | 0 |
| III - RISERVA DA RIVALUTAZIONE | [redacted] | | 0 |
| IV - RISERVA LEGALE | [redacted] | | 1.440.000.000 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | [redacted] | | 0 |
| VI - RISERVE STATUTARIE | [redacted] | | 0 |
| VII - ALTRE RISERVE | [redacted] | | 19.168.723.100 |
| IX - UTILE (PERDITA) DELL'ESERCIZIO | [redacted] | | 7.380.448.203 |
| TOTALE PATRIMONIO NETTO | [redacted] | | 327.989.171.303 |
| **B) FONDI PER RISCHI E ONERI** | [redacted] | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | [redacted] | | 2.596.134.929 |
| 2) Fondi per imposte | [redacted] | | 0 |
| 3) Altri | [redacted] | | 7.577.767.224 |
| TOTALE FONDI PER RISCHI E ONERI | [redacted] | | 10.173.902.153 |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO | [redacted] | | 18.353.761.269 |
| D) DEBITI | [redacted] | | |
| 1) Obbligazioni | [redacted] | | |
| - entro 12 mesi | [redacted] | 0 | |
| - oltre 12 mesi | [redacted] | 244.711.000.000 | 244.711.000.000 |
| 3) Debiti verso banche | [redacted] | | |
| - entro 12 mesi | [redacted] | 183.565.489.078 | |
| - oltre 12 mesi | [redacted] | 178.416.802.246 | 361.982.291.324 |
| 4) Debiti verso altri finanziatori | [redacted] | | 16.097.217.000 |
| 5) Acconti | [redacted] | | 4.766.940.787 |
| 6) Debiti verso fornitori | [redacted] | | 123.497.612.932 |
| 8) Debiti verso imprese controllate | [redacted] | | 65.405.601.188 |
| 9) Debiti verso imprese collegate | [redacted] | | 256.179.570 |
| 10) Debiti verso imprese controllanti | [redacted] | | |
| - entro 12 mesi | [redacted] | 7.012.246.951 | |
| - oltre 12 mesi | [redacted] | 148.125.000.000 | 155.137.246.951 |
| 11) Debiti tributari | [redacted] | | 19.062.842.909 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | [redacted] | | 3.925.977.040 |
| 13) Altri debiti | [redacted] | | 37.578.315.256 |
| TOTALE DEBITI | [redacted] | | 1.032.421.224.957 |
| E) RATEI E RISCONTI PASSIVI | [redacted] | | |
| 1) Ratei passivi | [redacted] | | 3.165.607.653 |
| 2) Risconti passivi | [redacted] | | 59.313 |
| TOTALE RATEI E RISCONTI PASSIVI | [redacted] | | 3.165.666.966 |
| TOTALE PASSIVO | [redacted] | | 1.064.114.555.345 |
| TOTALE PATRIMONIO NETTO E PASSIVO | [redacted] | | 1.392.103.726.648 |
| ITI D'ORDINE | [redacted] | | |
| - Garanzie personali a favore di imprese controllate e collegate | [redacted] | | 91.405.418.402 |
| - Garanzie personali a favore di terzi | [redacted] | | 105.692.000.000 |
| - Altri impegni | [redacted] | | 18.085.100.000 |
| TOTALE CONTI D'ORDINE | [redacted] | | 215.182.518.402 |

ighi S.p.A.

| [redacted] | [redacted] | [redacted] | [redacted] | [redacted] |
|---|---|---|---|---|
| A) VALORE DELLA PRODUZIONE | [redacted] | [redacted] | | |
| 1) Ricavi delle vendite e delle prestazioni | [redacted] | [redacted] | | 747.486.605.812 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | [redacted] | [redacted] | | (38.649.956.700) |
| 4) Incrementi di immobilizzazioni per lavori interni | [redacted] | [redacted] | | 2.350.152.428 |
| 5) Altri ricavi e proventi | [redacted] | [redacted] | | 25.839.222.845 |
| TOTALE VALORE DELLA PRODUZIONE | [redacted] | [redacted] | | 737.026.023.985 |
| B) COSTI DELLA PRODUZIONE | [redacted] | [redacted] | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | [redacted] | [redacted] | | (377.695.781.561) |
| 7) Per servizi | [redacted] | [redacted] | | (150.924.981.554) |
| 8) Per godimento di beni di terzi | [redacted] | [redacted] | | (3.820.747.767) |
| 9) Per il personale: | [redacted] | [redacted] | | |
| a) salari e stipendi | [redacted] | [redacted] | (62.909.645.687) | |
| b) oneri sociali | [redacted] | [redacted] | (21.777.108.090) | |
| c) trattamento di fine rapporto | [redacted] | [redacted] | (4.207.709.559) | |
| e) altri costi | [redacted] | [redacted] | (587.616.184) | (89.482.079.520) |
| 10) Ammortamenti e svalutazioni: | [redacted] | [redacted] | | |
| a) ammortamento delle immobilizzazioni immateriali | [redacted] | [redacted] | (14.196.529.839) | |
| b) ammortamento delle immobilizzazioni materiali | [redacted] | [redacted] | (31.436.642.814) | |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | [redacted] | [redacted] | (13.881.557.470) | (59.514.730.123) |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | [redacted] | [redacted] | | 10.554.957.631 |
| 12) Accantonamenti per rischi | [redacted] | [redacted] | | (7.577.767.224) |
| 13) Oneri diversi di gestione | [redacted] | [redacted] | | (10.969.943.188) |
| TOTALE COSTI DELLA PRODUZIONE | [redacted] | [redacted] | | (689.431.073.306) |
| DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B) | [redacted] | [redacted] | | 47.594.950.679 |
| C) PROVENTI E ONERI FINANZIARI | [redacted] | [redacted] | | |
| 15) Proventi da partecipazioni: | [redacted] | [redacted] | | |
| a) da imprese controllate | [redacted] | [redacted] | 7.926.365.099 | |
| b) altri | [redacted] | [redacted] | 135.947.294 | 8.062.312.393 |
| 16) Altri proventi finanziari: | [redacted] | [redacted] | | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | [redacted] | [redacted] | | 618.100.651 |
| d) proventi diversi dai precedenti: | [redacted] | [redacted] | | |
| - da imprese controllate | [redacted] | [redacted] | 108.293.982 | |
| - da imprese collegate | [redacted] | [redacted] | 216.205.097 | |
| - da imprese controllanti | [redacted] | [redacted] | 2.083.958.904 | |
| - altri | [redacted] | [redacted] | 12.958.435.443 | 15.366.893.426 |
| Totale altri proventi finanziari | [redacted] | [redacted] | | 15.984.994.077 |
| 17) Interessi e altri oneri finanziari: | [redacted] | [redacted] | | |
| a) da imprese controllate | [redacted] | [redacted] | (107.282.009) | |
| b) da imprese controllanti | [redacted] | [redacted] | (16.688.726.766) | |
| c) altri | [redacted] | [redacted] | (53.566.252.143) | (70.362.260.918) |
| TOTALE PROVENTI ED ONERI FINANZIARI | [redacted] | [redacted] | | (46.314.954.448) |
| D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | [redacted] | [redacted] | | |
| 19) Svalutazioni: | [redacted] | [redacted] | | |
| a) di partecipazioni | [redacted] | [redacted] | | (38.098.151.101) |
| TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | [redacted] | [redacted] | | (38.098.151.101) |
| E) PROVENTI ED ONERI STRAORDINARI | [redacted] | [redacted] | | |
| 20) Proventi: | [redacted] | [redacted] | | |
| a) plusvalenze da alienazioni | [redacted] | [redacted] | 60.133.334.000 | |
| b) varie | [redacted] | [redacted] | 11.618.000.000 | 71.751.334.000 |
| 21) Oneri: | [redacted] | [redacted] | | |
| a) minusvalenze da alienazioni | [redacted] | [redacted] | 0 | |
| b) altri oneri straordinari | [redacted] | [redacted] | (18.923.298.927) | (18.923.298.927) |
| TOTALE PROVENTI ED ONERI STRAORDINARI | [redacted] | [redacted] | | 52.828.035.073 |
| RISULTATO PRIMA DELLE IMPOSTE | [redacted] | [redacted] | | 16.009.880.203 |
| 22) Imposte sul reddito dell'esercizio | [redacted] | [redacted] | | (8.629.432.000) |
| 23) UTILE (PERDITA) DELL'ESERCIZIO | [redacted] | [redacted] | | 7.380.448.203 |

...ghi S.p.A.

## PREMESSA

Il bilancio dell'esercizio chiuso al 31 dicembre 1999 è stato redatto in conformita' alla normativa del Codice Civile integrata dai principi contabili enunciati dai Consigli nazionali dei Dottori Commercialisti e dei Ragionieri e, ove mancanti, da quelli enunciati dall' International Accounting Standard Commitee ( IASC) ed è costituito dallo stato patrimoniale (preparato in conformità allo schema previsto dagli art. 2424 e 2424 bis c.c.), dal conto economico (preparato in conformità allo schema di cui agli art. 2425 e 2425 bis c.c.) e dalla presente nota integrativa (che fornisce le informazioni richieste dall'art. 2427 c.c.).

La presente Nota Integrativa, così come l'intero Bilancio di cui è parte integrante, rappresenta in modo veritiero e corretto la situazione patrimoniale della società, il risultato economico dell'esercizio e corrisponde alle scritture contabili. Non si è ritenuto pertanto necessario fornire, in ossequio all'art. 2423, altre informazioni complementari. Si precisa altresì che nell'allegato bilancio non si è proceduto a deroghe ai sensi del 4 comma dell'art. 2423.

Nel bilancio al 31 dicembre 1999 sono stati indicati gli importi delle corrispondenti voci del bilancio al 31 dicembre 1998. Per rendere omogenei i criteri di classificazione del bilancio 1998 con quelli del bilancio 1999, sono state effettuate alcune riclassifiche.
Per facilità di lettura e per maggior chiarezza espositiva, le cifre qui indicate sono espresse in Lire milioni.

## ATTIVITA' DELLA SOCIETA'

La società De' Longhi Spa svolge attività di produzione e commercializzazione di elettrodomestici , articoli per il riscaldamento ed il condizionamento. L'attività è svolta in due siti produttivi, situati in provincia di Treviso. La società è presente sia sul Mercato Nazionale, attraverso una rete di circa 97 agenti e depositi, sia sui Mercati Esteri, tramite l'opera di società controllate e di importatori indipendenti, che distribuiscono il prodotto nei mercati di loro competenza.

## CRITERI APPLICATI NELLA VALUTAZIONE DELLE VOCI E NELLE RETTIFICHE DI VALORE

I criteri di valutazione più significativi applicati nella redazione del bilancio d'esercizio al 31 dicembre 1999 in ottemperanza a quanto previsto dall'articolo 2426 del Codice Civile sono i seguenti :

a- Immobilizzazioni immateriali

Le immobilizzazioni immateriali sono iscritte al costo di acquisto ed esposte al netto degli ammortamenti effettuati che sono calcolati in relazione alla residua possibilità di utilizzo.
I costi di impianto e di ampliamento sono ammortizzati in un periodo di cinque anni.

L'avviamento, derivante dalla fusione per incorporazione avvenuta nel 1997 , è ammortizzato sistematicamente in un periodo di 10 anni che riflette il periodo utilizzazione.
Le concessioni, marchi e diritti simili sono ammortizzati in relazione alla loro residua possibilità di utilizzo stimata in un periodo di 20 anni per i marchi e di 4 anni per i diritti di utilizzo.
L'iscrizione dei valori è avvenuta, ove prevista, con il consenso del collegio sindacale.
I diritti di brevetto e i diritti di utilizzo sono ammortizzati in un periodo di 10 anni.
Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni

b- Immobilizzazioni materiali

Le Immobilizzazioni materiali sono iscritte al costo di acquisto o di produzione, comprensivo degli oneri accessori di diretta imputazione, aumentato per alcune categorie di beni delle rivalutazioni monetarie effettuate ai sensi delle Leggi n. 576/75, n.72/83 e n. 413/91 , dell'allocazione del disavanzo relativo alla fusione effettuata nel 1995 e rettificato dai rispettivi ammortamenti accumulati.
Le immobilizzazioni che alla data di chiusura dell'esercizio risultino durevolmente di valore inferiore al valore di iscrizione sono opportunamente svalutate e il valore d'iscrizione è ripristinato negli esercizi successivi se ne vengono meno le ragioni.
Gli ammortamenti sono calcolati in modo sistematico e per quote costanti applicando, sulla base della vita utile dei cespiti, a partire dall'esercizio di entrata in funzione del bene, le seguenti aliquote di ammortamento, ridotte della metà per il primo esercizio:

| | |
|---|---|
| Fabbricati | 3,0% |
| Costruzioni leggere | 10,0% |
| Impianti generici | 10,0% |
| Impianti specifici | 15,5% |
| Forni di trattamento | 15,0% |
| Attrezzatura varia | 25,0% |
| Impianti di depurazione | 15,0% |
| Mobili e macchine ufficio | 12,0% |
| Macchine elettromeccaniche | 20,0% |
| Autoveicoli da trasporto | 20,0% |
| Autovetture | 25,0% |

Tali coefficienti sono ritenuti sufficientemente rappresentativi del normale periodo di deperimento e consumo dei cespiti dello specifico settore produttivo in cui opera l'impresa. Negli esercizi in cui l'azienda si avvale del beneficio fiscale degli ammortamenti anticipati, questi sono iscritti indistintamente assieme agli ammortamenti ordinari, con contropartita il fondo ammortamento, che viene poi classificato a riduzione diretta delle relative voci delle Immobilizzazioni materiali. Gli effetti della contabilizzazione degli ammortamenti anticipati, sotto il profilo economico e patrimoniale, vengono evidenziati in sede di commento della voce "immobilizzazioni materiali".
I costi di manutenzione ordinaria sono addebitati integralmente a conto economico; quelli aventi natura incrementativa della vita utile dei beni cui si riferiscono sono attribuiti ai cespiti stessi e ammortizzati in relazione alle residue possibilità di utilizzo.

c- Immobilizzazioni finanziarie

Le partecipazioni sono valutate con il criterio del costo di acquisto, rettificato nei casi in cui le partecipate abbiano subito perdite di valore ritenute durevoli; il valore originario è ripristinato negli esercizi successivi ove vengano meno i motivi della svalutazione effettuata.

d- Rimanenze di magazzino

Le rimanenze sono valutate al minore tra il costo di acquisto o produzione ed il valore di realizzo desunto dall'andamento di mercato, applicando il criterio del costo medio ponderato. Il costo di produzione è stato utilizzato per i prodotti finiti e semilavorati; nella valutazione dei prodotti in corso di lavorazione si è tenuto conto del costo di produzione in funzione delle effettive fasi di lavorazione raggiunte a fine esercizio. Il costo di produzione considera , oltre che i costi dei materiali impiegati, i costi industriali di diretta ed indiretta imputazione. Le rimanenze obsolete o a lento rigiro sono svalutate in relazione alla loro presunta possibilità di realizzo futuro mediante l'iscrizione di un apposito fondo rettificativo del valore delle rimanenze.

e- Crediti e debiti

I crediti sono iscritti secondo il presumibile valore di realizzazione.
I debiti sono valutati al valore nominale.

f- Attività finanziarie che non costituiscono immobilizzazioni

Il valore di iscrizione dei titoli è determinato sulla base del costo di acquisto ovvero al valore di realizzazione desumibile dall'andamento del mercato, se minore; tale minor valore non è mantenuto nei successivi bilanci se ne sono venuti meno i motivi.

g- Ratei e risconti

I ratei e risconti attivi e passivi sono valorizzati sulla base del principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi, sugli esercizi medesimi.

h- Disponibilità liquide

Sono valutate al valore nominale

i- Fondi per rischi e oneri

Sono stanziati in bilancio fondi specifici al fine di coprire perdite o debiti di natura determinata, di esistenza certa o probabile, l'ammontare dei quali alla chiusura dell'esercizio non è determinabile; gli stanziamenti riflettono pertanto la migliore stima possibile sulla base delle informazioni disponibili.

l- Fondo di trattamento di fine rapporto

Il fondo trattamento fine rapporto è accantonato in conformità alle leggi e ai contratti di lavoro in vigore e riflette la passività maturata nei confronti di tutti i dipendenti alla data di bilancio.

m- Costi e ricavi

Sono iscritti in bilancio secondo il principio della prudenza e della competenza economica.
I ricavi sono indicati al netto dei resi, degli sconti, degli abbuoni e dei premi, nonché' delle imposte direttamente connesse con la vendita dei prodotti e la prestazione dei servizi. I ricavi per la vendita dei prodotti sono riconosciuti al momento del passaggio di proprietà che generalmente coincide con la spedizione dei beni.
I costi sono imputati al bilancio secondo criteri analoghi a quelli di riconoscimento dei ricavi.
I costi di ricerca e sviluppo sono integralmente imputati nell'esercizio di sostenimento.

n- Differenze cambio originate da operazioni in valuta estera e criteri di conversione delle poste in valuta.

I crediti e debiti espressi in valuta estera sono originariamente convertiti in Lire ai cambi contabili della data delle relative operazioni e la differenza tra tale valore e l'importo effettivamente pagato o percepito viene imputato al conto economico tra gli oneri e i proventi finanziari. I debiti e i crediti in essere alla chiusura del bilancio sono adeguati ai cambi in vigore alla data di bilancio solo se dall'adeguamento complessivo scaturisce una perdita, mediante l'accantonamento al fondo rischi cambi, cosi' come consentito dal secondo comma dell'Art. 2426 del C.C..
Le differenze cambio, positive e negative, derivanti dalla conversione dei cambi fissi tra le valute ricomprese nell'area dell'Euro, sono state imputate per intero a conto economico nell'esercizio 1998 nel rispetto del principio di competenza.

o- Strumenti finanziari

Gli strumenti finanziari utilizzati per operazioni di copertura del rischio derivante da fluttuazione dei cambi e nei tassi di interesse sono valutati in modo coerente con le attività e passività coperte. Gli oneri e proventi, nonché, gli eventuali effetti, corrispondenti alla differenza tra il valore contrattuale originario ed il valore a termine sono rilevati per competenza.

p- Imposte sul reddito

Lo stanziamento per imposte correnti è riportato fra i debiti tributari sulla base di una ragionevole previsione dell'onere di imposta di pertinenza dell'esercizio. Nell'esercizio sono state calcolate imposte anticipate (differite) sulla base di quanto previsto dal documento n. 25 emesso dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri in materia di trattamento contabile delle imposte sui redditi e dal principio contabile IAS n. 12, per quanto non trattato dal documento n. 25; sono state quindi stanziate le imposte anticipate (differite) secondo il metodo della passività fiscale su tutte le differenze temporanee emergenti fra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali, applicando l'aliquota fiscale attualmente vigente. Il beneficio delle perdite fiscali riportabili a nuovo è eventualmente contabilizzato nei limiti in cui si ritenga probabile conseguire in futuro imponibili fiscali sufficienti ad assorbire le perdite riportabili durante il periodo nel quale le stesse sono deducibili secondo la normativa tributaria vigente.

q- Conti d'ordine

Gli impegni e le garanzie sono indicati nei conti d'ordine al loro valore contrattuale.

## ILLUSTRAZIONE DELLE PRINCIPALI VOCI DELLO STATO PATRIMONIALE E DEL CONTO ECONOMICO.

### A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI

Ammontano a Lire 25.000 milioni e sono costituiti dai residui decimi relativi all'aumento di capitale sociale deliberato dall'assemblea straordinaria dei soci, tenutasi in data 27 dicembre 1999. Il capitale sociale è stato aumentato da Lire 300.000 milioni a Lire 400.000 milioni mediante emissione di 100.000.000 nuove azioni ordinarie da Lire 1.000.

### B) IMMOBILIZZAZIONI

Per le tre categorie di immobilizzazioni (immateriali, materiali e finanziarie) sono stati predisposti appositi prospetti riportati negli allegati che indicano i movimenti dell'esercizio.

#### I- IMMOBILIZZAZIONI IMMATERIALI

La voce "Costi di impianto" , pari a Lire 158 milioni, comprende le spese di costituzione e per aumento di capitale.
Si rammenta che, ai sensi dell'art. 2426 del C.C., fintanto che l'ammortamento di tali costi non risulti completato possono essere distribuiti dividendi solo se residuano riserve disponibili sufficienti a coprire l'ammontare residuo dei costi capitalizzati.
La voce "diritti di brevetto e diritti di utilizzazione delle opere di ingegno" è diminuita nel corso dell'esercizio per Lire 1.191 milioni per effetto delle quote di ammortamento calcolate e di incrementi per Lire 915 milioni relativi prevalentemente a licenze d'uso e software.
La voce "concessione, licenze, marchi e diritti simili" diminuisce nel corso dell'esercizio per effetto principalmente delle quote di ammortamento.
La voce avviamento, che diminuisce di Lire 62 milioni, si riferisce al disavanzo di fusione derivante dalla fusione per incorporazione effettuata nel 1997.

#### II- IMMOBILIZZAZIONI MATERIALI

Le immobilizzazioni materiali sono cosi' dettagliate:

| | 1999 | 1998 |
|---|---|---|
| Immobilizzazioni materiali | 493.929 | 475.198 |
| Fondo ammortamento | 278.793 | 248.367 |
| **Valore netto** | 215.136 | **226.831** |

La voce diminuisce di Lire 11.695 milioni per effetto delle quote di ammortamento e degli incrementi delle Immobilizzazioni materiali, pari a Lire 18.731 milioni, che riguardano principalmente la voce "attrezzatura industriale", alimentata prevalentemente da stampi e attrezzature destinati alla produzione di nuovi prodotti e la voce "impianti e macchinari".

Negli esercizi precedenti sono stati stanziati ammortamenti anticipati al fine di usufruire dei benefici fiscali, nei limiti previsti dalla vigente normativa tributaria. Qualora fossero stati calcolati gli ammortamenti unicamente sulla base delle aliquote ordinarie la voce "Immobilizzazioni materiali" e la voce "Ammortamenti" sarebbero risultate rispettivamente superiori di Lire 6.235 milioni e di Lire 2.813 milioni. Di conseguenza il patrimonio netto ed il risultato d'esercizio sarebbero risultati rispettivamente superiori di Lire 3.663 milioni e inferiori di Lire 1.652 milioni al netto del relativo effetto fiscale.

III- IMMOBILIZZAZIONI FINANZIARIE

**1- Partecipazioni**

Il dettaglio è il seguente:

| | 1999 | 1998 |
|---|---|---|
| Partecipazioni in società controllate | 36.889 | 42.904 |
| Partecipazioni in società collegate | 11.904 | 12.173 |
| Altre imprese | 381 | 588 |
| **Totale** | **49.174** | **55.665** |

La variazione più significativa è relativa alla voce "partecipazioni in società controllate" per effetto di versamenti effettuati a favore di alcune società controllate e di svalutazioni di partecipazioni.
In allegato è stato predisposto un prospetto che indica per ciascuna controllata e collegata le informazioni richieste dall'art. 2427 del c.c. al punto 5.

**2- Crediti**

L'importo di Lire 33.445 milioni (Lire 82.826 milioni al 31 dicembre 1998) si riferisce, prevalentemente, al credito esistente verso l'erario per imposte chieste a rimborso per Lire 18.241 milioni , di cui abbiamo avuto notifica dell'avvenuto rimborso mediante titoli di Stato nel corso del 2000, al credito per l'anticipo dell'imposta sul TFR e a finanziamenti concessi alla società controllante, per Lire 8.000 milioni (ammontavano a Lire 54.000 milioni nel 1998), e alle società controllate De'Longhi Pinguino SA per Lire 3.461 milioni e Nauta S.r.l. per Lire 1.800 milioni.

C) ATTIVO CIRCOLANTE

I- RIMANENZE

La comparazione dei valori delle rimanenze di magazzino è la seguente:

| | 1999 | 1998 |
|---|---|---|
| Materie prime | 50.202 | 47.283 |
| Prodotti in corso di lavorazione | 10.301 | 9.346 |
| Prodotti finiti | 67.161 | 87.324 |
| **Totale** | **127.664** | **143.953** |

La diminuzione delle rimanenze di magazzino, pur in presenza di un incremento delle vendite, è da attribuire principalmente agli effetti derivanti da alcune importanti azioni intraprese dalla società nel 1998, che sono continuate nel 1999, di ottimizzazione della gestione dei magazzini . Il valore delle rimanenze è rettificato da un fondo obsolescenza-lento rigiro pari a Lire 8.000 milioni per i prodotti e le materie prime che presentano bassa rotazione o obsolescenza e considerati non più strategici per l'azienda.

Evidenziamo inoltre che la valutazione delle rimanenze di magazzino sulla base del costo corrente non evidenzierebbe differenze significative.

II- CREDITI

Il saldo è cosi' composto

| | 1999 | 1998 |
|---|---|---|
| Verso clienti | 297.202 | 316.692 |
| Verso imprese controllate | 163.681 | 137.131 |
| Verso imprese collegate | 1.925 | 7.597 |
| Verso imprese controllanti | 31 | 90.970 |
| Verso altri | 82.353 | 82.001 |
| **Totale** | **545.192** | **643.391** |

Non ci sono crediti con scadenza oltre 12 mesi

**1- Crediti verso clienti**

I crediti verso clienti sono esposti al netto di fondi di svalutazione pari a Lire 18.106 milioni che sono così dettagliati:

| | 1998 | Incrementi | Decrementi | 1999 |
|---|---|---|---|---|
| Fondo svalut.ex art. 71 Dpr 917/86 | 2.182 | 1.450 | (2.182) | 1.450 |
| Fondo svalutazione tassato | 11.700 | 4.956 | 0 | 16.656 |
| **Totale** | **13.882** | **6.406** | **(2.182)** | **18.106** |

I fondi svalutazione crediti rappresentano la stima ragionevole del rischio prevedibile alla data di redazione del bilancio. Il fondo svalutazione crediti tassato è stato accantonato prudenzialmente a fronte di alcuni crediti in contenzioso e di esigibilità comunque dubbia.

La diminuzione dei crediti verso la clientela, pur in presenza di un incremento delle vendite, è dovuta al miglioramento dei giorni medi di incasso.

**2- Crediti verso imprese controllate**

Il dettaglio della voce crediti verso imprese controllate è così specificato:

| <u>Crediti commerciali:</u> | 1999 | 1998 |
|---|---|---|
| De' Longhi America Inc. | 41.056 | 29.278 |
| De' Longhi Ltd | 33.549 | 34.034 |
| De' Longhi France Sarl | 17.667 | 17.790 |
| De' Longhi Nederland Bv | 4.750 | 2.783 |
| De'Longhi Japan Kk | 23.338 | 9.584 |
| De'Longhi Deutschland Gmbh | 10.982 | 7.008 |
| De'Longhi Canada Inc. | 9.798 | 8.335 |
| La Supercalor S.p.A. | 7.989 | 13.056 |
| Ariagel S.p.A. | 2.165 | 3.811 |
| Simac-Vetrella S.p.A. | 1.349 | 2.312 |
| Effeplast S.r.l. | 6.281 | 5.880 |
| De'Longhi Radiators S.r.l. | 1.606 | 3.087 |
| Altre | 3.151 | 173 |
| **Totale** | **163.681** | **137.131** |

**3- Crediti verso imprese collegate**

Il dettaglio della voce crediti verso imprese collegate è il seguente:

| | 1999 | 1998 |
|---|---|---|
| De'Longhi Brasil Lda | 0 | 4.138 |
| Omas S.r.l. | 1.925 | 1.454 |
| De'Longhi Comercio de E. Lda | 0 | 2.000 |
| Liguria Vita | 0 | 5 |
| **Totale** | **1.925** | **7.597** |

I crediti verso De' Longhi Brasil Lda e De' Longhi Commercio de E. Lda, che risultano essere rettificati da accantonamenti effettuati al fondo rischi , sono stati classificati nel 1999 in altra voce dello stato patrimoniale.

**4- Crediti verso imprese controllanti**

Il credito esistente verso impresa controllante nel 1998 è stato interamente incassato nel corso del 1999.

**5- Crediti verso altri**

Il dettaglio della voce crediti verso altri include :

| | 1999 | 1998 |
|---|---|---|
| Crediti verso Erario | 32.082 | 33.718 |
| Anticipi a fornitori | 3.413 | 1.836 |
| Terzi c/finanziamento | 0 | 226 |
| Note di accredito | 3.593 | 1.893 |
| Crediti per imposte anticipate | 24.947 | 26.601 |
| Anticipi al personale | 215 | 181 |
| Altri crediti | 18.103 | 17.546 |
| **Totale crediti verso altri** | **82.353** | **82.001** |

Nella voce crediti verso Erario sono inclusi anticipi e crediti di Imposta per Lire 21.318 milioni e per IVA per Lire 10.764 milioni.
La voce "Note di accredito" è relativa ad accrediti da ricevere e ricavi da realizzare, di competenza dell'esercizio, per i quali non sono stati ancora emessi o ricevuti i relativi documenti contabili.
La voce "Crediti per imposte differite" è riferita all'iscrizione delle imposte anticipate (differite) che sono state calcolate sulle differenze temporanee emergenti tra i valori contabili dell'attivo e del passivo e i corrispondenti valori fiscali.
La Società ha applicato, a partire dall'esercizio 1998, il principio contabile n. 25 emesso dal Consiglio Nazionale dei Dottori Commercialisti e Ragionieri relativo al trattamento delle imposte differite. Il saldo patrimoniale per imposte anticipate (differite) al 31 dicembre 1999 è a credito per Lire 24.947 milioni e riflette le imposte anticipate, al netto di quelle differite.

Il dettaglio è il seguente:

| | |
|---|---|
| Imposte anticipate relative a: | |
| - svalutazioni di partecipazioni non deducibili | 4.890 |
| - accantonamento a fondi rischi e altri fondi | 17.733 |
| - altre differenze temporanee | 2.630 |
| **Totale** | **25.253** |
| Imposte differite per: | |
| - altre differenze temporanee | (306) |
| **Totale credito per imposte anticipate** | **24.947** |

La voce "altri crediti" rappresenta soprattutto crediti non commerciali verso societa' del Gruppo.

III- ATTIVITÀ' FINANZIARIE CHE NON COSTITUISCONO IMMOBILIZZAZIONI

La voce, che è pari a Lire 4.351 milioni è composta da titoli obbligazionari, di debito pubblico e partecipazioni azionarie, acquistati per impiego di eccedenze di tesoreria.

IV- DISPONIBILITÀ' LIQUIDE

La voce, che è pari a Lire 94.302 milioni, è costituita da eccedenze nei c/c di corrispondenza intrattenuti con gli Istituti di Credito e include disponibilità liquide per Lire 75.000 milioni, che sono vincolate con atto di pegno temporaneo a favore di alcuni Istituti bancari quale garanzia di un finanziamento erogato da questi alla società controllante.

**D) RATEI E RISCONTI**

In dettaglio, sono così analizzati:

| | **1999** | **1998** |
|---|---|---|
| Ratei attivi: | | |
| Interessi attivi su operazioni di copertura | 1.900 | 1.456 |
| Altri ricavi | 3 | 11 |
| Totale | 1.903 | 1.467 |
| Risconti attivi | | |
| Costi pubblicità | 104 | 546 |
| Assicurazioni | 105 | 0 |
| Costi fidejussione | 454 | 468 |
| Altre spese generali | 158 | 251 |
| Totale | 821 | 1.265 |
| **Totale ratei e risconti** | **2.724** | **2.732** |

Per la descrizione del contenuto della voce "interessi attivi su operazioni di copertura" si rimanda alla sezione "altri fondi" a pag. 11.

## COMMENTI ALLE PRINCIPALI VOCI DEL PASSIVO

### A) PATRIMONIO NETTO

La movimentazione delle voci componenti il patrimonio netto viene fornita in allegato; di seguito vengono commentate le principali voci e le variazioni:
Ai fini dell'attribuzione del credito d'imposta, di cui all'art. 105 del Dpr 917/86, l'ammontare complessivo delle imposte di cui al canestro "A" (articolo 105, comma 1, lettera a) è pari a Lire 22.288 milioni mentre quello di cui al canestro B (articolo 105 , comma 1, lettera b) è pari a Lire 72.352 milioni.

### I- CAPITALE SOCIALE

Il Capitale Sociale è diviso in n° 400.000.000 di azioni ordinarie del valore nominale di Lire 1.000 cadauna, per complessivi Lire 400.000 milioni di Capitale, che risulta aumentato di Lire 100.000 milioni rispetto al 1998, per effetto dell'aumento di capitale sociale deliberato in data 27 dicembre 1999. Le azioni sono nominative ed indivisibili. Ad ogni azione spetta il diritto di un voto nella assemblea dei soci.

### IV- RISERVA LEGALE

Al 31 dicembre 1999 tale voce risultava pari a Lire 1.820 milioni. L'incremento pari a Lire 380 milioni corrisponde a quanto destinato a riserva legale come da delibera dell'Assemblea degli azionisti del 30 giugno 1999.

### VII- ALTRE RISERVE

Tale voce è composta dalla riserva straordinaria che ammonta a Lire 26.169 milioni; l'incremento di Lire 7.000 milioni rispetto al 31 dicembre 1998 è dovuto alla destinazione dell'utile dell'esercizio 1998.
Si rammenta che la riserva straordinaria, per l'importo di Lire 158 milioni risulta essere indisponibile a fronte del valore residuo dei costi di impianto .

### B) FONDI PER RISCHI E ONERI

#### 1- Fondi di trattamento quiescenza agenti e obblighi simili

La voce include il fondo indennità supplettiva di clientela che accoglie gli accantonamenti effettuati a fronte di potenziali rischi per il pagamento delle indennità di fine rapporto che, al ricorrere delle condizioni di cui all'art. 1751 c.c., così come applicato dagli Accordi Economici collettivi in vigore, debbono essere corrisposte agli agenti.

#### 3- Altri fondi

Il dettaglio è il seguente (importi in Lire milioni)

| | 1999 | 1998 |
|---|---|---|
| Fondo svalutazione partecipazioni | 9.602 | 0 |
| Fondo rischi per contenzioso legale | 5.000 | 4.000 |
| Fondo garanzia prodotti | 1.700 | 1.700 |
| Fondo concorsi a premi | 114 | 0 |
| Fondo oscillazione cambi | 0 | 928 |
| Fondo resi su vendite | 950 | 950 |
| **Totale** | **17.366** | **7.578** |

Il fondo svalutazione partecipazioni è relativo ad alcune società controllate e tiene conto delle perdite d'esercizio.

Il fondo rischi per contenzioso legale accoglie gli accantonamenti effettuati a fronte del rischio di possibili passività derivanti dall'applicazione della franchigia a nostro carico in relazione alla copertura assicurativa per i prodotti venduti sul mercato americano.

Il fondo garanzia prodotti è stato stanziato, sulla base di una stima prudenziale, a fronte dei costi stimati per interventi in garanzia, da effettuare sui prodotti venduti al 31 dicembre 1999.

La società per ridurre i rischi finanziari connessi al rischio di oscillazione sfavorevole nei rapporti di conto e nei tassi di interesse derivanti da transazioni commerciali e operazioni finanziarie di rilevanza internazionale ha posto in essere contratti di copertura nei limiti definiti dalle esigenze della gestione caratteristica.
Al 31 dicembre 1999 la società De'Longhi Spa aveva in essere contratti a termine su valute estere per l'importo di Lire 78.068 milioni; il dettaglio per valuta di copertura è il seguente:

-Yen 200.000.000
-Usd 13.500.000
-Gbp 15.750.000

La società ha inoltre posto in essere contratti di copertura sui tassi ,per una parte minima dell'indebitamento , al fine di attenuare i possibili effetti derivanti dal rischio di un rialzo dei tassi di interesse.

La società non ha effettuato accantonamenti al Fondo Rischi Cambi al 31 dicembre 1999 in quanto dalla conversione dei crediti e debiti in valuta estera è emersa una differenza positiva di Lire 7.145 milioni che, secondo quanto previsto dai criteri di valutazione riepilogati a pagina 1 e successive, non è stata rilevata.

## C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO

La movimentazione intervenuta nell'esercizio, suddivisa per categoria, è così riassunta.

| | Dirigenti | Impiegati | Operai | Totale |
|---|---|---|---|---|
| Saldo iniziale 01.01.99 | 2.136 | 5.792 | 10.426 | 18.354 |
| Accantonamento | 469 | 1.491 | 2.437 | 4.397 |
| Indennità liquidate | (469) | (1.640) | (2.449) | (4.558) |
| **Saldo Finale 31.12.99** | **2.136** | **5.643** | **10.414** | **18.193** |

D)- DEBITI

1- Obbligazioni

Il debito per obbligazioni al 31 dicembre 1999 corrisponde a due prestiti obbligazionari :

- il primo con durata luglio 1995-luglio 2005, a tasso variabile, che residua per Lire 44.711 milioni, dopo il rimborso anticipato avvenuto nel corso del 1999 di Lire 144.000 milioni, detenuto dalla controllante.
- il secondo con durata aprile 1998-luglio 2005, a tasso variabile, per Lire 48.000 milioni detenuto dalla controllante.

Nel corso del 1998 è stato rimborsato anticipatamente il prestito obbligazionario luglio 1996-maggio 2006 di Lire 8.000 milioni.
La quota dei prestiti obbligazionari con scadenza maggiore di 5 anni ammonta a Lire 92.711 milioni.

3- Debiti verso banche

La posizione finanziaria della De'Longhi Spa al 31 dicembre 1999, confrontata con quella dell'esercizio precedente, è la seguente:

| | 1999 | 1998 |
|---|---|---|
| Disponibilita' liquide | 94.302 | 26.864 |
| Debiti verso banche a breve termine | (6.238) | (163.822) |
| Titoli ed investimenti a breve | 4.351 | 2.565 |
| Quota a breve dei finanziamenti | (4.075) | (19.742) |
| **Posizione finanziaria a breve termine** | **88.340** | **(154.135)** |
| Finanziamenti a medio-lungo termine | (226.854) | (178.418) |
| **Indebitamento netto verso Istituti Bancari** | **(138.514)** | **(332.553)** |

La variazione positiva è stata pari a Lire 194.039 milioni, con un'esposizione a breve divenuta positiva e con uno spostamento dell'indebitamento verso scadenze a medio/lungo periodo.

La voce debiti verso banche è cosi' analizzata:

Scoperti di conto corrente e finanziamenti a breve termine

| | Entro un anno | da uno a cinque | Oltre cinque | Saldo 31/12/99 | Saldo 31/12/98 |
|---|---|---|---|---|---|
| Conti correnti | 19 | | | 19 | 255 |
| Finanziamenti B/T in lire o valuta | 2.000 | | | 2.000 | 156.668 |
| Finanziamenti su portafoglio effetti | 4.219 | | | 4.219 | 6.899 |
| **Totale** | **6.238** | | | **6.238** | **163.822** |

Finanziamenti a medio lungo termine

| | Entro un anno | Da uno a cinque | Oltre cinque | Saldo 31/12/99 | Saldo 31/12/98 |
|---|---|---|---|---|---|
| Finanziamento L.394 Mediocredito Centrale | 767 | 2.302 | | 3.069 | 3.836 |
| Finanziamento L.46 Mediocredito Centrale | 0 | 432 | 4.486 | 4.918 | 0 |
| B.ca Pop. di Verona . M.T. chirografario | 3.289 | 4.305 | | 7.595 | 2.525 |
| Credito Italiano . M.T.chirografario | | | | 0 | 2.250 |
| Banca Pop. Vicentina . M.T. chirografario | 0 | 15.000 | | 15.000 | 6.700 |
| BNL .M.T ipotecario | 0 | 20.833 | 4.167 | 25.000 | 7.500 |
| IMI c/to finanziamento | 19 | 209 | 120 | 348 | 348 |
| ROLO Banca M.T. ipotecario | 0 | 81.548 | 18.452 | 100.000 | 100.000 |
| FONSPA MT ipotecario | 0 | 20.387 | 4.613 | 25.000 | 25.000 |
| Interbanca MT ipotecario | 0 | 41.667 | 8.333 | 50.000 | 50.000 |
| **Totale** | **4.075** | **186.683** | **40.171** | **230.930** | **198.159** |

Il totale delle garanzie reali (ipoteche) concesse ammonta al 31 dicembre 1999 a Lire 400.000 milioni ed è relativo a mutui iscritti in bilancio per un importo residuo di Lire 200.000 milioni

**4- Debiti verso altri finanziatori**

Il saldo riguarda un finanziamento concesso da una società di factoring per Lire 16.097 milioni relativo allo smobilizzo di un credito di imposta, che sarà rimborsato nel corso del 2000, e da un debito verso società del gruppo per Lire 7.175 milioni.

**5- Acconti**

Sono relativi a acconti per fornitura e garanzia ricevuti da clienti.

**6- Debiti verso fornitori**

Il saldo rappresenta il debito della Società nei confronti di terzi, alla data di Bilancio, per forniture di beni e servizi.; l'aumento rispetto al 1998 di Lire 30.561 milioni, è dovuto prevalentemente all'incremento di attività.

### 8- Debiti verso imprese controllate

La voce è cosi' dettagliata:

| | 1999 | 1998 |
|---|---|---|
| Debiti commerciali: | | |
| Simac-Vetrella S.p.A. | 10.084 | 6.676 |
| Effeplast S.r.l. | 28.043 | 30.326 |
| De'Longhi Radiators S.r.l. | 650 | 4.681 |
| De'Longhi France Sarl | 461 | 2.071 |
| De'Longhi Deutschland Gmbh | 136 | 81 |
| De'Longhi Ltd | 4.851 | 9.189 |
| De'Longhi America Inc | 1.421 | 3.757 |
| Ariagel Spa | 1.993 | 1.328 |
| Altre Diverse | 129 | 1.011 |
| Totali Debiti Commerciali | 47.768 | 59.120 |
| Debiti finanziari: | | |
| Micromax Srl | 0 | 3.815 |
| Clim.re Sa | 2.586 | 2.471 |
| Totale Debiti Finanziari | 2.586 | 6.286 |
| Totali Debiti v/Società controllate | 50.354 | 65.406 |

### 9- Debiti verso imprese collegate

La voce è così dettagliata:

| | 1999 | 1998 |
|---|---|---|
| Effegici S.r.l. | 2 | 51 |
| Omas S.r.l. | 274 | 206 |
| Totale | 276 | 257 |

### 10- Debiti verso imprese controllanti

Il saldo è relativo ad un finanziamento in valuta, il cui rischio cambio è coperto attraverso l'utilizzo di strumenti finanziari, erogato dalla De'Longhi Soparfi SA per un controvalore di Lire 148.125 milioni nell'ambito dell'emissione del prestito obbligazionario luglio 1997 - luglio 2000 di Lire 148.125 milioni, agli interessi maturati sui prestiti obbligazionari ed a un finanziamento ricevuto da De'Longhi Holding.

## 11- Debiti tributari

Il dettaglio, per natura del debito, è così analizzato:

| | 1999 | 1998 |
|---|---|---|
| Debito per Imposte dirette | 15.274 | 15.890 |
| Debito per sostituto d'Imposta | 4.008 | 3.173 |
| **Totale Debiti Tributari** | **19.282** | **19.063** |

## 12- Debiti verso Istituti di Previdenza

Il dettaglio è il seguente:

| | 1999 | 1998 |
|---|---|---|
| INPS | 3.449 | 3.290 |
| FASI- INPDAI | 217 | 269 |
| ENASARCO | 223 | 224 |
| Fondo Cometa | 59 | 75 |
| Altri Istituti | 52 | 68 |
| **Totale Debiti verso Ist. Previd.** | **4.000** | **3.926** |

## 13- Altri debiti

Il dettaglio è così esaminato:

| | 1999 | 1998 |
|---|---|---|
| Debiti: | | |
| Verso il personale | 14.078 | 11.028 |
| Verso Terzi per acq. Partecipazioni | 0 | 1.000 |
| Verso Terzi Obbligazionisti | 0 | 9.900 |
| Per accrediti da emettere | 18.072 | 14.078 |
| Per costi da sostenere | 1.048 | 797 |
| Altri | 457 | 775 |
| **Totale Altri Debiti** | **33.655** | **37.578** |

L'incremento dei debiti verso il personale è dovuto prevalentemente all'aumento del numero dei dipendenti rispetto al 1998.
Gli importi relativi al 1998 delle voci "debiti verso terzi per acquisti di partecipazioni" e "debiti verso terzi obbligazionisti" sono stati azzerrati per effetto dei pagamenti effettuati nel corso del 1999.

## E) RATEI E RISCONTI PASSIVI

Il dettaglio è così specificato:

| | 1998 | 1998 |
|---|---|---|
| Ratei passivi per: | | |
| Interessi passivi Prestiti obbligazionari | 0 | 268 |
| Interessi passivi su Finanziamenti Medio Lungo Termine. | 1.395 | 2.180 |
| Interessi passivi vs. Banche | 85 | 459 |
| Oneri per operazioni di copertura cambi | 561 | 259 |
| Altri ratei passivi | 12 | 0 |
| Totale Ratei Passivi | 2.053 | 3.166 |
| Totale Risconti Passivi | 0 | 0 |
| Totale Ratei e Risconti passivi | 2.053 | 3.166 |

## CONTI D'ORDINE

La composizione e il raffronto con l'esercizio precedente è la seguente.

| | 1999 | 1998 |
|---|---|---|
| Garanzie personali a favore di imprese controllate e collegate | 107.469 | 91.405 |
| Garanzie personali a favore di terzi | 128.407 | 105.692 |
| Altri impegni | 47.600 | 18.085 |
| **Totale** | 283.476 | 215.182 |

Garanzie personali prestate
Si tratta di garanzie, principalmente lettere di patronage e fideiussioni , rilasciate a favore di controllate.

Garanzie personali a favore di terzi
Si tratta di garanzie rilasciate principalmente a favore di società del gruppo.

Altri impegni
La voce si riferisce:

- all'impegno assunto nei confronti della controllante De'Longhi Soparfi per l'erogazione di un indennizzo, subordinato al verificarsi di alcune condizioni sospensive e risolutive, nell'ambito del subentro della controllante, avvenuto in esercizi precedenti, nel possesso di una partecipazione di controllo;
- all'impegno da parte di De'Longhi Spa, di far fronte al debito della società COGEF Spa verso alcuni Istituti Bancari. A fronte di tale debito esiste comunque l'attivo della società in liquidazione che, in data odierna, da una stima effettuata è in grado di far fronte integralmente ai suddetti debiti residui.

## COMMENTI ALLE PRINCIPALI VOCI DEL CONTO ECONOMICO

Per quanto non specificato di seguito si rimanda ai commenti riportati nella Relazione sulla gestione.

### A) VALORE DELLA PRODUZIONE

#### 1- Ricavi delle vendite

I ricavi delle vendite e delle prestazioni, sono così analizzati:

Ricavi per area geografica:

| | 1999 | % | 1998 | % |
|---|---|---|---|---|
| Italia | 361.074 | 44 % | 310.207 | 41 % |
| UEM | 97.054 | 12 % | 95.678 | 13 % |
| UE (altri) | 115.149 | 14 % | 84.466 | 11 % |
| Stati Uniti e Canada | 93.764 | 11 % | 67.274 | 9 % |
| Resto del Mondo | 155.452 | 19 % | 189.862 | 26 % |
| **Totale** | 822.493 | 100 % | 747.487 | 100 % |

Ricavi per linee prodotto:

| | 1999 | % | 1998 | % |
|---|---|---|---|---|
| Climatizzazione e trattamento aria | 258.674 | 31 % | 200.252 | 27 % |
| Piccoli elettrodomestici | 306.379 | 37 % | 296.080 | 40 % |
| Riscaldamento | 206.775 | 25 % | 195.468 | 26 % |
| Cottura | 12.502 | 2 % | 19.733 | 3 % |
| Altre linee prodotto | 38.163 | 5 % | 35.954 | 4 % |
| **Totale** | 822.493 | 100 % | 747.487 | 100% |

Il dettaglio delle vendite a società controllate e collegate è il seguente per l'esercizio 1999:

| Società controllate | Vendite, prestazioni di servizi o altro |
|---|---|
| De'Longhi Radiators S.r.l. | 1.020 |
| Simac-Vetrella S.p.a. | 2.537 |
| La Supercalor S.p.a. | 10.385 |
| Ariagel S.p.a. | 1.468 |
| Effeplast S.r.l. | 13.089 |
| De'Longhi America Inc. | 56.809 |
| De'Longhi Ltd | 74.741 |
| De'Longhi France Sarl | 15.917 |
| De'Longhi Nederland Bv | 10.610 |
| De'Longhi Deutschland Gmbh | 16.759 |
| De'Longhi Japan Kk | 32.865 |
| De'Longhi Canada Inc. | 8.829 |
| **Totale** | 245.029 |

Società collegate

| | |
|---|---|
| Omas S.r.l. | 6.999 |

**5- Altri ricavi**

La voce "Altri ricavi e proventi" è così composta:

| | 1999 | 1998 |
|---|---|---|
| Rimborsi trasporti | 8.840 | 7.903 |
| Consulenze attive | 533 | 1.704 |
| Diritti commerciali | 1.350 | 1.755 |
| Sopravvenienze attive | 1.803 | 3.063 |
| Rimborsi danni | 280 | 777 |
| Plusvalenze | 130 | 2.199 |
| Altri ricavi diversi | 8.776 | 8.438 |
| **Totale** | 21.712 | 25.839 |

**B) COSTI DELLA PRODUZIONE**

**6- Per materie prime, suss. e di merci**

Il dettaglio è il seguente:

| | 1999 | 1998 |
|---|---|---|
| Acquisti materie prime | 33.223 | 41.097 |
| Acquisti componentistica | 212.521 | 188.244 |
| Acquisti prodotti finiti | 141.066 | 135.588 |
| Altri acquisti diversi | 13.751 | 12.767 |
| **Totale** | 400.561 | 377.696 |

**7- Per servizi**

La voce "servizi" è così dettagliata:

| | 1999 | 1998 |
|---|---|---|
| Pubblicità | 40.055 | 38.778 |
| Lavorazioni esterne | 22.544 | 20.558 |
| Provvigioni | 18.145 | 16.932 |
| Trasporti | 20.020 | 18.171 |
| Assistenza tecnica | 10.529 | 9.440 |
| Spese viaggio | 4.345 | 4.396 |
| Spese assicurative | 3.596 | 4.268 |
| Spese e contributi depositi e magazzino | 2.983 | 3.243 |
| Consulenze | 7.373 | 7.683 |
| Forza motrice | 4.665 | 4.770 |
| Postelegrafoniche | 2.027 | 2.229 |
| Manutenzioni di terzi | 2.802 | 2.473 |
| Altri servizi diversi | 20.879 | 17.984 |
| **Totale** | 159.963 | 150.925 |

Il dettaglio degli acquisti e servizi resi da società controllate e collegate per l'esercizio 1999 è il seguente:

| Società controllate | Acquisti di beni, servizi e altro |
|---|---|
| Simac-Vetrella S.p.a. | 13.358 |
| La Supercalor S.p.a. | 82 |
| Ariagel S.p.a. | 2.561 |
| Effeplast S.r.l. | 90.318 |
| De'Longhi America Inc. | 7.953 |
| De'Longhi Ltd | 8.950 |
| De'Longhi France Sarl | 5.953 |
| De'Longhi Nederland Bv | 389 |
| De'Longhi Radiators S.r.l. | 90 |
| De'Longhi Deutschland Gmbh | 1.182 |
| De'Longhi Japan Kk | 1.545 |
| Nauta S.r.l. | 730 |
| De'Longhi Canada Inc | 424 |
| **Totale** | 133.535 |

| Società collegate | |
|---|---|
| Omas S.r.l. | 5.255 |

Gli acquisti di prodotti finiti riguardano inoltre acquisti da Elba Spa società del Gruppo.

**14- Oneri diversi della gestione**

La voce "oneri diversi di gestione", ha natura residuale ed accoglie ogni componente negativa di reddito non ascrivibile nelle voci che la precedono, ovvero in quelle destinate ad accogliere oneri di natura finanziaria o straordinaria. Di seguito ne riportiamo il dettaglio:

| | 1999 | 1998 |
|---|---|---|
| Sopravvenienze passive | 556 | 1.187 |
| Imposte e tasse diverse | 1.398 | 2.209 |
| Franchigie e rimborsi danni | 605 | 1.360 |
| Compensi amministratori | 660 | 648 |
| Perdite su crediti | 3.131 | 4.738 |
| Contributi associativi | 375 | 233 |
| Altri oneri diversi | 503 | 595 |
| **Totale** | 7.228 | 10.970 |

## C) PROVENTI E ONERI FINANZIARI

### 15-Proventi da partecipazioni

Il dettaglio è il seguente:

| | 1999 | 1998 |
|---|---|---|
| Dividendi da società controllata | 6.944 | 7.920 |
| Altri dividendi | 78 | 136 |
| Crediti d'imposta sui dividendi | 742 | 6 |
| **Totale proventi da partecipazioni** | **7.764** | **8.062** |

I dividendi da società controllata sono relativi alla società De'Longhi Radiators Srl.

### 16- Altri proventi finanziari

Il dettaglio è il seguente:

| | 1999 | 1998 |
|---|---|---|
| Interessi Attivi da società del Gruppo | 2.550 | 2.408 |
| Interessi Attivi Bancari e altro | 536 | 1.140 |
| Totale parziale | 3.086 | 3.548 |
| | | |
| Proventi diversi | 4.142 | 1.351 |
| Utili su cambi e proventi cop. tassi | 13.386 | 11.086 |
| Totale altri proventi finanziari verso terzi | 17.528 | 12.437 |
| | | |
| **Totale altri proventi finanziari** | **20.614** | **15.985** |

### 17-Interessi ed oneri finanziari

| Il dettaglio è il seguente: | 1999 | 1998 |
|---|---|---|
| Interessi passivi su P.O. da controllanti | 9.393 | 13.836 |
| Interessi passivi con società del Gruppo | 3.794 | 2.984 |
| Totale | 13.187 | 16.820 |
| | | |
| Sconti Finanziari | 2.163 | 2.034 |
| Interessi Passivi Bancari | 5.097 | 12.533 |
| Interessi su Finanziamenti M.T. | 10.361 | 17.829 |
| Interessi su Prestiti Obbligazionari Terzi | 476 | 833 |
| Interessi Factoring | 1.066 | 1.187 |
| Oneri Bancari | 1.231 | 2.351 |
| Totale | 20.394 | 36.767 |
| | | |
| Perdite su Cambi e oneri cop. | 11.159 | 16.702 |
| Altri Oneri Finanziari Diversi | 1.377 | 73 |
| Totale | 12.536 | 16.775 |
| | | |
| **Totale Oneri finanziari** | **46.117** | **70.362** |
| | | |
| **Totale (Oneri) Proventi finanziari netti** | **(17.739)** | **(46.315)** |

Il dettaglio degli interessi attivi / passivi relativi a società controllanti, controllate e collegate, per l'esercizio 1999, è il seguente:

| | Interessi attivi | Interessi passivi |
|---|---|---|
| Società controllante | | |
| De'Longhi Soparfi Sa | 2.271 | 3.649 |
| Totale | 2.271 | 3.649 |
| | | |
| Società controllate | | |
| De'Longhi Radiators S.r.l. | 0 | 30 |
| Nauta S.r.l. | 27 | 0 |
| De'Longhi Brasil Lda | 252 | 0 |
| Clim.Re. Sa | 0 | 115 |
| **Totale** | 279 | 145 |

## D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE

### 19- Svalutazioni

La voce è relativa a svalutazione di azioni e quote di Società controllate e collegate e altre partecipazioni. Il dettaglio è il seguente:

| | |
|---|---|
| **Svalutazione controllate** | |
| Simac-Vetrella S.p.a. | 5.863 |
| Ariagel S.p.a. | 794 |
| De'Longhi Ltd | 309 |
| De'Longhi France Sarl | 4.571 |
| De'Longhi Nederland Bv | 453 |
| Nauta S.r.l. | 51 |
| De'Longhi Distributors Inc | 5.860 |
| De'Longhi Pinguino Sa | 2.794 |
| Totale | 20.695 |
| | |
| **Svalutazione società collegate** | |
| Liguria Vita | 159 |
| | |
| **Svalutazione altre società** | 34 |
| | |
| **Totale svalutazioni** | 20.888 |

## E) PROVENTI E ONERI STRAORDINARI

### 21- Oneri straordinari

Il dettaglio è il seguente:

| | **1999** | **1998** |
|---|---|---|
| Svalutazione delle rimanenze di magazzino | 0 | 6.200 |
| Costi per la ristrutturazione di filiale | 2.215 | 4.816 |
| Oneri per la definizione cause e contenzioso | 0 | 1.907 |
| Accantonamento rischi crediti non commerciali | 0 | 6.000 |
| Altro | 252 | 0 |
| **Totale** | **2.467** | **18.923** |

La voce include prevalentemente gli accantonamenti relativi alla ristrutturazione in corso di una società controllata in termini di rinuncia parziale ai crediti vantati nei confronti della stessa.

22- Imposte dell'esercizio

La voce è cosi' composta:

| | 1999 | 1998 |
|---|---|---|
| Imposte correnti | (10.177) | (24.458) |
| Imposte (differite) anticipate | (1.655) | 15.829 |
| **Totale** | **(11.832)** | **(8.629)** |

**ALTRE INFORMAZIONI.**

Al 31.12.99 risultavano in forza all'azienda 1.604 dipendenti suddivisi in 1.147 operai, 436 impiegati e 21 dirigenti. Le medie aggregate dell'anno per le suddette categorie, sono state pari a, rispettivamente: 1.593, 445 e 21.
La somma degli emolumenti concessi agli Amministratori nell'esercizio 1999 è stata pari a Lire 660 milioni. Ai Sindaci sono stati pagati compensi per Lire 244 milioni

Per il Consiglio d'Amministrazione
Il Presidente

# ALLEGATI

I presenti allegati contengono informazioni aggiuntive rispetto a quelle esposte nella Nota Integrativa, della quale costituiscono parte integrante.

Tali informazioni sono contenute nei seguenti allegati:

1. Prospetto delle variazioni nei conti di patrimonio netto.
2. Prospetto delle variazioni nei conti delle immobilizzazioni immateriali.
3. Prospetto delle variazioni nei conti delle immobilizzazioni materiali.
4. Prospetto dei beni rivalutati.
5. Prospetto delle variazioni delle immobilizzazioni finanziarie.
6. Elenco delle partecipazioni in imprese controllate e collegate ex art. 2427 n. 5 c.c.
7. Rendiconto finanziario.
8. Prospetto dello stato patrimoniale e del conto economico in valuta Euro per gli esercizi chiusi al 31 dicembre 1999 e 1998.

S.p.A.

# PROSPETTO DELLE VARIAZIONI NEI CONTI DI PATRIMONIO NETTO PER L'ESERCIZIO CHIUSO AL 31 DICEMBRE 1999

(Allegato n. 1 alla nota integrativa – in Lire milioni)

| | Capitale sociale | Riserva legale | Riserva straordinaria | Utile (perdita) d'esercizio | Totale |
|---|---|---|---|---|---|
| Saldi al 01.01.1999 | 300.000 | 1.440 | 19.169 | 7.380 | 327.989 |
| Aumento C.S. | 100.000 | | | | 100.000 |
| Ripartizione risultato d'esercizio 1998 come da assemblea del 30 giugno 1999 | | 380 | 7.000 | -7.380 | 0 |
| Utile d'esercizio | | | | 54.891 | 54.891 |
| Saldi al 31.12.1999 | 400.000 | 1.820 | 26.169 | 54.891 | 482.880 |

S.p.A.

PROSPETTO DELLE VARIAZIONI NEI CONTI DELLE IMMOBILIZZAZIONI IMMATERIALI

(Allegato n. 2 alla nota integrativa - in Lire milioni).

| voci dello stato patrimoniale | consistenza inizio esercizio (valori aggregati) | | | | Valore netto all'inizio dell'es. (=) | Variazioni nell'esercizio (valori aggregati) | | | | | | | valore netto alla fine dell'es. (=) | totale rivalutazione a fine es. (A + B) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | costo di acquisto (+) | Rivalutazioni (+) (A) | fondo amm.to (-) | svalutazioni (-) | | acquisizioni (+) | variazioni di conto (+) (-) | alienazioni e dismissioni (valore acquisto) (-) (1) | Alienazioni e dismissioni (storno fondo ammort.) (+) | rivalutazioni (+)(B) | Amm.to (-) | svalutazioni (-) | | |
| Impianto e ampliamento | 3.178 | | (2.876) | | 302 | | | | | | (144) | | 158 | |
| Brevetti ind. e opere ingegno | 20.947 | | (17.457) | | 3.490 | 928 | 47 | (60) | | | (2.106) | | 2.299 | |
| conc.,licenze marchi diritti | 1.315 | 231.100 | (30.065) | | 202.350 | | | | | | (11.601) | | 190.749 | 231.100 |
| Avviamento | 624 | | (125) | | 499 | | | | | | (62) | | 437 | |
| Altre immob. Immateriali | 4.811 | | (4.324) | | 487 | 106 | | | | | (200) | | 393 | |
| Anticipi su imm. | 47 | | 0 | | 47 | | (47) | | | | 0 | | 0 | |
| totali | 30.922 | 231.100 | (54.847) | | 207.175 | 1.034 | 0 | (60) | | | (14.114) | | 194.036 | 231.100 |

(1) valore al netto del Fondo ammortamento.

S.p.A.

## PROSPETTO DELLE VARIAZIONI NEI CONTI DELLE IMMOBILIZZAZIONI MATERIALI

(Allegato n. 3 alla nota integrativa - in Lire milioni).

| Voci dello stato patrimoniale | Consistenza inizio esercizio (valori aggregati) | | | | valore netto aggregato all'inizio dell'es. (=) | Variazioni nell'esercizio | | | | | | | valore netto alla fine dell'es. (=) | totale rivalutazione a fine es. (A + B) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | costo di acquisto (+) | Rivalutazioni (+) (A) | Fondo amm.to (-) | Svalutazioni (-) | | Acquisizioni (+) | Variazioni di conto (+) (-) | Alienazioni e dismissioni (valore d'acquisto) (-) | Alienazioni dismissioni (storno fondo ammort.) (+) | Rivalutazioni (+)(B) | Ammortamenti. (-) | Svalutazioni (-) | | |
| Terreni e fabbr. | 37.246 | 127.263 | (35.720) | | 128.789 | 325 | | | | | (5.005) | | 124.109 | 127.263 |
| Impianti e macchinari | 99.964 | 99.512 | (122.129) | | 77.347 | 5.082 | 23 | (8) | 3 | | (16.848) | | 65.599 | 99.512 |
| Attrezzature ind.e comm.li | 77.828 | 6.866 | (69.223) | | 15.471 | 13.084 | 407 | (419) | 26 | | (8.036) | | 20.533 | 6.866 |
| Automezzi | 2.766 | 572 | (2.674)) | | 664 | 315 | | (589) | 565 | | (287) | | 668 | 572 |
| Mezzi di trasp. Int. Ed ind. | 2.349 | | (1.716) | | 633 | 182 | 26 | (82) | 69 | | (297) | | 531 | |
| Mobili macchine ufficio | 20.374 | | (16.905) | | 3.469 | 1.313 | | (946) | 717 | | (1.333) | | 3.220 | |
| Immob. in corso e acconti | 458 | | | | 458 | 474 | (456) | | | | | | 476 | |
| totali | 240.985 | 234.213 | (248.367) | | 226.831 | 20.775 | 0 | (2.044) | 1.380 | | (31.806) | | 215.136 | 234.213 |

jhi S.p.A.

# PROSPETTO DEI BENI RIVALUTATI

(Allegato n. 4 alla nota integrativa - in Lire milioni).(*)

| voci dello stato patrimoniale | beni rivalutati | | | totale rivalutazioni |
|---|---|---|---|---|
| | allocazione disavanzo di fusione 1995 | Legge n.413/1991 | altre rivalutazioni | |
| Immobili strumentali | 85.000 | 9.896 | 32.367 | 127.263 |
| Impianti e macchinari | 73.847 | | 25.665 | 99.512 |
| Attrezzature industriali e commerciali | | | 6.866 | 6.866 |
| Automezzi | | | 572 | 572 |
| Conc., lic. Marchi e diritti | 231.100 | | | 231.100 |
| Partecipazioni | 8.000 | | | 8.000 |
| Totali | 397.947 | 9.896 | 65.470 | 473.313 |

(*) Prospetto previsto dall'art. 10 L. 72/83.

## PROSPETTO DELLE VARIAZIONI DELLE IMMOBILIZZAZIONI FINANZIARIE

(Allegato n. 5 alla nota integrativa - in Lire milioni).

| voci dello stato patrimoniale | Consistenza inizio esercizio (valori aggregati) | | | Valore netto all'inizio dell'es. (=) | Variazioni nell'esercizio (valori aggregati) | | | | | Valore contabile finale (=) | totale rivalutazione a fine periodo (A + B) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Costo di acquisto (+) | Rivalutazioni (+) (A) | Svalutazioni (-) | | Acquisizioni e aumenti (+) | Variazioni di conto (+) (-) | Decrementi, rimborsi e sval. es. prec. (-) | rivalutazioni (+)(B) | Svalutazioni (-) | | |
| Partecipazioni in: | | | | | | | | | | | |
| - imprese controllate | 108.806 | 9.000 | (74.902) | 42.904 | 6.507 | | (1.429) | | (11.094) | 36.888 | 9.000 |
| - imprese collegate | 15.392 | | (3.219) | 12.173 | | | (110) | | (159) | 11.904 | |
| - altre imprese | 9.531 | | (8.943) | 588 | 26 | | (199) | | (34) | 381 | |
| Crediti verso: | | | | | | | | | | | |
| - imprese controllate | 8.811 | | | 8.811 | | 658 | (4207) | | | 5.262 | |
| - imprese collegate | 658 | | | 658 | | (658) | | | | 0 | |
| - controllanti | 54.000 | | | 54.000 | | | (46.000) | | | 8.000 | |
| - altre | 19.357 | | | 19.357 | 827 | | | | | 20.184 | |
| Totali | 216.555 | 9.000 | (87.064) | 138.491 | 7.360 | 0 | (51.945) | | (11.287) | 82.619 | 9.000 |

jhi S.p.A.

ELENCO DELLE PARTECIPAZIONI IN IMPRESE CONTROLLATE E COLLEGATE EX ART. 2427 C.C.

(Allegato n. 6 alla nota integrativa - in Lire milioni).

| Denominazione | Sede | | Capitale | | Patrimonio netto | | Utile o perdita ultimo esercizio | Quota posseduta | Tipo di possesso | Valore di bilancio |
|---|---|---|---|---|---|---|---|---|---|---|
| nprese controllate: | | | | | | | | | | |
| A SUPERCALOR | Seregno (MI) | Lit | 1.000 | Lit | 1.783 | Lit | 190 | 95% | Diretto | 5.550 |
| LIM.RE | Luxembourg | Bef | 50.000.000 | Bef | 50.000.000 | Bef | 0 | 100% | Indiretto | 105 |
| DE'LONGHI AMERICA INC. | Saddle Brook (U.S.A.) | $U | 9.100.000 | $U | 1.668.258 | $U | 44.347 | 100% | Diretto | 2.724 |
| DE'LONGHI LTD. | Wellingborough (G.B.) | Lst | 4.000.000 | Lst | 904.415 | Lst | (131.342) | 100% | Diretto | 2.216 |
| DE'LONGHI FRANCE SARL | Asnieres Cedex(F) | Ff | 18.000.000 | Ff | 0 | Ff | (15.484.513) | 100% | Diretto | 0 |
| DE'LONGHI NEDERLAND BV | DB Leiden (NL) | Hfl | 500.000 | Hfl | 0 | Hfl | (515.621) | 100% | Diretto | 0 |
| ARIAGEL SPA | Candiolo (TO) | Lit | 1.500 | Lit | 3.776 | Lit | (718) | 90% | Diretto | 7.155 |
| SOC.NAUTA SRL | Treviso | Lit | 150 | Lit | 232 | Lit | (34) | 60% | Diretto | 139 |
| SIMAC-VETRELLA SPA | Cazzago di Pianiga (Ve) | Lit | 500 | Lit | 0 | Lit | (5.863) | 100% | Diretto | 12.476 |
| DE'LONGHI PINGUINO S.A. | Luxembourg | Bef | 150.000.000 | Bef | 25.472.345 | Bef | 11.163.049 | 100% | Diretto | 1.223 |
| DE'LONGHI RADIATORS SRL | Treviso | Lit | 201 | Lit | 13.516 | Lit | 4.278 | 100% | Diretto | 1.181 |
| EFFEPLAST SRL | Gorgo al Mont. (TV) | Lit | 700 | Lit | 2.648 | Lit | 53 | 99% | Diretto | 4.071 |
| E-SERVICES SRL | Treviso | Eur | 50.000 | | | | | | Diretto | 49 |
| DE'LONGHI CANADA DISTRIBUTORS INC. | Mississagua – Ontario (CAN) | Cad | 3 | | | | | | Diretto | 0 |
| TOTALE | | | | | | | | | | 36.889 |
| | | | | | | | | | | |
| Imprese collegate: | | | | | | | | | | |
| LIGURIA VITA SPA | Treviso | Lit | 9.000 | Lit | 8.643 | Lit | (398) | 40% | Diretto | 3.457 |
| OMAS SRL | S.V.di Gualtieri (RE) | Lit | 700 | Lit | 4.493 | Lit | (362) | 40% | Diretto | 2.200 |
| EFFEGICI SRL | Gorgo al Mont. (TV) | Lit | 470 | Lit | 557 | Lit | (70) | 25% | Diretto | 390 |
| Società coll. detenuta tramite Fiduciaria | | | | | | | | | | 5.857 |
| TOTALE | | | | | | | | | | 11.904 |

S.p.A.

(Allegato n.7alla nota integrativa)

De ' Longhi S.p.a.

**Rendiconto finanziario per l'esercizio chiuso al 31 dicembre 1999**

**(espresso in Lire milioni )**

| | 1999 | 1998 |
|---|---|---|
| **Disponibilità monetarie generate (assorbite) dalle operazioni dell'esercizio:** | | |
| Risultato d'esercizio | 54.891 | 7.380 |
| Ammortamenti | 45.919 | 45.634 |
| Variazione netta del fondo trattamento di fine rapporto e fondo ind. supplettiva di clientela | (104) | 1.201 |
| Svalutazioni di partecipazioni e minusvalenze (al netto di plusvalenze) da alienazione partecip | 22.643 | (22.035) |
| (Incremento) decremento accantonamento imposte differite (anticipate) | 1.655 | (27.446) |
| Accantonamento altri fondi (al netto utilizzo) | 3.401 | 18.593 |
| Variazioni del capitale d'esercizio: | | |
| Crediti commerciali | 19.490 | (16.774) |
| Rimanenze nette | 15.289 | 28.095 |
| Debiti commerciali | 30.560 | (10.432) |
| Altri debiti, crediti, ratei e risconti | (9.361) | 23.913 |
| Crediti e debiti verso soc. controllanti, controllate e collegate | 50.846 | (56.213) |
| **Totale** | **235.229** | **(8.084)** |
| | | |
| **Disponibilità monetarie generate (assorbite) dalle attività di investimento** | | |
| Investimenti in: | | |
| Immobilizzazioni materiali | (20.110) | (15.362) |
| Partecipazioni | (6.547) | 61.090 |
| Beni immateriali e costi pluriennali | (974) | (2.000) |
| Credito verso soci | (15.900) | 14.101 |
| **Totale** | **(43.531)** | **57.829** |
| | | |
| Disponibilità monetarie generate (assorbite) dalle attività di finanziamento | | |
| Finanziamenti | 48.437 | 44.717 |
| Aumento Capitale Sociale | 100.000 | 0 |
| Altri finanziatori | 7.175 | 0 |
| Variazione netta dei crediti finanziari | 47.165 | (48.367) |
| Prestiti obbligazionari | (152.000) | (9.900) |
| Finanziatori controllanti | 0 | (750) |
| **Totale** | **50.777** | **(14.300)** |
| | | |
| **Variazione indebitamento a breve -al netto disponibilita'** | **(242.475)** | **(35.445)** |
| | | |
| Indebitamento netto a breve al 31 dicembre 1998 | (154.135) | (189.580) |
| **Indebitamento netto a breve al 31 dicembre 1999** | **88.340** | **(154.135)** |

| [redacted] | [redacted] | [redacted] | [redacted] |
|---|---|---|---|
| **A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI** | [redacted] | **4.699.758** | **8.211.508** |
| **B) IMMOBILIZZAZIONI** | [redacted] | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | [redacted] | | |
| 1) Costi di impianto ed ampliamento | [redacted] | 155.697 | (74.174) |
| 3) Diritti di brevetto ind.le e diritti di utilizzo delle opere dell'ingegno | [redacted] | 1.802.456 | (615.210) |
| 4) Concessione, licenze, marchi e diritti simili | [redacted] | 104.505.235 | (5.991.514) |
| 5) Avviamento | [redacted] | 257.895 | (32.237) |
| 6) Altre | [redacted] | 251.676 | (48.637) |
| 7) Immobilizzazioni in corso e acconti | [redacted] | 24.015 | (24.015) |
| TOTALE IMMOBILIZZAZIONI IMMATERIALI | [redacted] | 106.996.975 | (6.785.787) |
| II - IMMOBILIZZAZIONI MATERIALI | [redacted] | | |
| 1) Terreni e fabbricati | [redacted] | 66.514.002 | (2.416.811) |
| 2) Impianti e macchinari | [redacted] | 39.946.530 | (6.067.692) |
| 3) Attrezzature industriali e commerciali | [redacted] | 7.990.322 | 2.613.871 |
| 4) Altri beni | [redacted] | 2.460.879 | (178.385) |
| 5) Immobilizzazioni in corso e acconti | [redacted] | 236.576 | 9.442 |
| TOTALE IMMOBILIZZAZIONI MATERIALI | [redacted] | 117.148.311 | (6.039.574) |
| III - IMMOBILIZZAZIONI FINANZIARIE | [redacted] | | |
| 1) Partecipazioni in: | [redacted] | | |
| a) imprese controllate | [redacted] | 22.158.130 | (3.106.603) |
| b) imprese collegate | [redacted] | 6.287.018 | (138.942) |
| c) altre imprese | [redacted] | 303.827 | (107.080) |
| Totale Partecipazioni | [redacted] | 28.748.975 | (3.352.625) |
| 2) Crediti: | [redacted] | | |
| a) verso imprese controllate | [redacted] | 4.550.736 | (1.833.471) |
| b) verso imprese collegate | [redacted] | 339.685 | (339.685) |
| c) verso imprese controllanti | [redacted] | 27.888.673 | (23.757.017) |
| d) verso altri: | [redacted] | | |
| - entro 12 mesi | [redacted] | 95.909 | 1.557 |
| - oltre 12 mesi | [redacted] | 9.900.754 | 426.065 |
| Totale Crediti | [redacted] | 42.775.757 | (25.502.552) |
| TOTALE IMMOBILIZZAZIONI FINANZIARIE | [redacted] | 71.524.732 | (28.855.176) |
| TOTALE IMMOBILIZZAZIONI | [redacted] | **295.670.017** | **(41.680.538)** |
| **C) ATTIVO CIRCOLANTE** | [redacted] | | |
| I - RIMANENZE | [redacted] | | |
| 1) Materie prime, sussidiarie e di consumo | [redacted] | 24.419.558 | 1.507.733 |
| 2) Prodotti in corso di lavorazione e semilavorati | [redacted] | 4.827.031 | 492.951 |
| 4) Prodotti finiti e merci | [redacted] | 45.099.188 | (10.413.461) |
| TOTALE RIMANENZE | [redacted] | 74.345.778 | (8.412.776) |
| II - CREDITI | [redacted] | | |
| 1) Verso clienti | [redacted] | 163.558.158 | (10.065.903) |
| 2) Verso imprese controllate | [redacted] | 70.822.103 | 13.711.895 |
| 3) Verso imprese collegate | [redacted] | 3.923.329 | (2.929.381) |
| 4) Verso controllanti | [redacted] | 46.982.013 | (46.965.926) |
| 5) Verso altri: | [redacted] | | |
| - entro 12 mesi | [redacted] | 42.350.085 | 181.658 |
| - oltre 12 mesi | [redacted] | 0 | 0 |
| Totale Crediti verso altri | [redacted] | 42.350.085 | 181.658 |
| TOTALE CREDITI | [redacted] | 327.635.689 | (46.067.656) |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOBILIZZAZIONI | [redacted] | | |
| 3) Altre partecipazioni | [redacted] | 905.659 | 0 |
| 5) Altri titoli | [redacted] | 419.277 | 922.179 |
| TOTALE ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOBILIZZAZIO | [redacted] | 1.324.936 | 922.179 |
| IV - DISPONIBILITA' LIQUIDE | [redacted] | | |
| 1) Depositi bancari e postali | [redacted] | 13.711.411 | 34.863.383 |
| 2) Assegni | [redacted] | 144 | (144) |
| 3) Denaro e valori in cassa | [redacted] | 162.936 | (34.738) |
| TOTALE DISPONIBILITA' LIQUIDE | [redacted] | 13.874.491 | 34.828.501 |
| **TOTALE ATTIVO CIRCOLANTE** | [redacted] | **417.180.892** | **(18.729.753)** |
| **D) RATEI E RISCONTI ATTIVI** | [redacted] | | |
| 1) Ratei attivi | [redacted] | 757.762 | 225.081 |
| 2) Risconti attivi | [redacted] | 653.145 | (229.147) |
| TOTALE RATEI E RISCONTI ATTIVI | [redacted] | **1.410.907** | **(4.066)** |
| **TOTALE ATTIVO** | [redacted] | **718.961.574** | **(52.202.849)** |

S.p.A.

| | | | |
|---|---|---|---|
| A) PATRIMONIO NETTO | [redacted] | | |
| I - CAPITALE SOCIALE | | 154.937.070 | 51.645.690 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | | 0 | 0 |
| III - RISERVA DA RIVALUTAZIONE | | 0 | 0 |
| IV - RISERVA LEGALE | | 743.698 | 196.485 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 | 0 |
| VI - RISERVE STATUTARIE | | 0 | 0 |
| VII - ALTRE RISERVE | | 9.899.819 | 3.615.198 |
| IX - UTILE (PERDITA) DELL'ESERCIZIO | | 3.811.683 | 24.537.402 |
| TOTALE PATRIMONIO NETTO | | 169.392.270 | 79.994.775 |
| B) FONDI PER RISCHI E ONERI | | | |
| 1) Fondi di trattamento di quiescenza e obblighi simili | | 1.340.792 | 29.065 |
| 2) Fondi per imposte | | 0 | 0 |
| 3) Altri | | 3.913.590 | 5.055.199 |
| TOTALE FONDI PER RISCHI E ONERI | | 5.254.382 | 5.084.264 |
| C) TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO | | 9.478.927 | (82.825) |
| D) DEBITI | | | |
| 1) Obbligazioni | | | |
| - entro 12 mesi | | 0 | 0 |
| - oltre 12 mesi | | 126.382.684 | (78.501.449) |
| Totale obbligazioni | | 126.382.684 | (78.501.449) |
| 3) Debiti verso banche | | | |
| - entro 12 mesi | | 94.803.663 | (89.477.052) |
| - oltre 12 mesi | | 92.144.588 | 25.015.448 |
| Totale debiti verso banche | | 186.948.252 | (64.461.603) |
| 4) Debiti verso altri finanziatori | | 8.313.519 | 3.705.473 |
| 5) Acconti | | 2.461.919 | (1.352.515) |
| 6) Debiti verso fornitori | | 63.781.194 | 15.783.153 |
| 8) Debiti verso imprese controllate | | 33.779.174 | (7.773.518) |
| 9) Debiti verso imprese collegate | | 132.306 | 10.107 |
| 10) Debiti verso imprese controllanti | | | 0 |
| - entro 12 mesi | | 3.621.523 | 74.108.454 |
| - oltre 12 mesi | | 76.500.178 | (76.267.773) |
| Totale debiti verso imprese controllanti | | 80.121.701 | (2.159.318) |
| 11) Debiti tributari | | 9.845.137 | 113.362 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | | 2.027.598 | 38.166 |
| 13) Altri debiti | | 19.407.580 | (2.026.410) |
| TOTALE DEBITI | | 533.201.064 | (136.624.551) |
| E) RATEI E RISCONTI PASSIVI | | | |
| 1) Ratei passivi | | 1.634.900 | (574.481) |
| 2) Risconti passivi | | 31 | (31) |
| TOTALE RATEI E RISCONTI PASSIVI | | 1.634.931 | (574.512) |
| TOTALE PASSIVO | | 549.569.304 | (132.197.624) |
| TOTALE PATRIMONIO NETTO E PASSIVO | | 718.961.574 | (52.202.849) |
| CONTI D'ORDINE | | | |
| - Garanzie personali a favore di imprese controllate e collegate | | 47.206.959 | 8.296.139 |
| - Garanzie personali a favore di terzi | | 54.585.363 | 11.731.287 |
| - Altri impegni | | 9.340.175 | 15.243.174 |
| TOTALE CONTI D'ORDINE | | 111.132.496 | 35.270.600 |

S.p.A.

| [redacted] | [redacted] | [redacted] | [redacted] |
|---|---|---|---|
| **A) VALORE DELLA PRODUZIONE** | [redacted] | | |
| 1) Ricavi delle vendite e delle prestazioni | [redacted] | 386.044.614 | 38.737.809 |
| 2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti | [redacted] | (19.961.037) | 10.040.527 |
| 4) Incrementi di immobilizzazioni per lavori interni | [redacted] | 1.213.752 | (2.222) |
| 5) Altri ricavi e proventi | [redacted] | 13.344.845 | (2.131.552) |
| **TOTALE VALORE DELLA PRODUZIONE** | [redacted] | **380.642.175** | **46.644.563** |
| **B) COSTI DELLA PRODUZIONE** | [redacted] | | |
| 6) Per materie prime, sussidiarie di consumo e di merci | [redacted] | (195.063.592) | (11.808.945) |
| 7) Per servizi | [redacted] | (77.946.248) | (4.667.502) |
| 8) Per godimento di beni di terzi | [redacted] | (1.973.252) | 405.044 |
| 9) Per il personale: | [redacted] | | |
| a) salari e stipendi | [redacted] | (32.490.121) | (1.809.822) |
| b) oneri sociali | [redacted] | (11.246.938) | (441.845) |
| c) trattamento di fine rapporto | [redacted] | (2.173.101) | (97.936) |
| e) altri costi | [redacted] | (303.478) | 103.819 |
| Totale costi per il personale | [redacted] | (46.213.637) | (2.245.784) |
| 10) Ammortamenti e svalutazioni: | [redacted] | | |
| a) ammortamento delle immobilizzazioni immateriali | [redacted] | (7.331.896) | 42.582 |
| b) ammortamento delle immobilizzazioni materiali | [redacted] | (16.235.671) | (190.425) |
| d) svalutazione crediti compresi nell'att. circolante e disp. liquide | [redacted] | (7.169.226) | 3.903.765 |
| Totale ammortamenti e svalutazioni | [redacted] | (30.736.793) | 3.755.923 |
| 11) Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci | [redacted] | 5.451.181 | (3.943.448) |
| 12) Accantonamenti per rischi | [redacted] | (3.913.590) | 1.030.931 |
| 14) Oneri diversi di gestione | [redacted] | (5.665.503) | 1.932.339 |
| **TOTALE COSTI DELLA PRODUZIONE** | [redacted] | **(356.061.434)** | **(15.541.441)** |
| **DIFFERENZA TRA VALORE E COSTI DELLA PRODUZIONE (A-B)** | [redacted] | **24.580.741** | **31.103.121** |
| **C) PROVENTI E ONERI FINANZIARI** | [redacted] | | |
| 15) Proventi da partecipazioni: | [redacted] | | |
| a) da imprese controllate | [redacted] | 4.093.626 | (123.874) |
| b) altri | [redacted] | 70.211 | (29.845) |
| Totale proventi da partecipazioni | [redacted] | 4.163.837 | (153.719) |
| 16) Altri proventi finanziari: | [redacted] | | |
| c) da titoli iscritti nell'attivo circolante che non costituiscono partecipazioni | [redacted] | 319.222 | 1.130.893 |
| d) proventi diversi dai precedenti: | [redacted] | | |
| - da imprese controllate | [redacted] | 55.929 | 88.204 |
| - da imprese collegate | [redacted] | 111.661 | (111.661) |
| - da imprese controllanti | [redacted] | 1.076.275 | 96.669 |
| - altri | [redacted] | 6.692.473 | 1.186.419 |
| Totale proventi diversi dai precedenti | [redacted] | 7.936.338 | 1.259.631 |
| Totale altri proventi finanziari | [redacted] | 8.255.560 | 2.390.524 |
| 17) Interessi e altri oneri finanziari: | [redacted] | | |
| a) da imprese controllate | [redacted] | (55.407) | (19.434) |
| b) da imprese controllanti | [redacted] | (8.619.008) | 1.883.451 |
| c) altri | [redacted] | (27.664.660) | 10.657.400 |
| Totale interessi e altri oneri finanziari | [redacted] | (36.339.075) | 12.521.417 |
| **TOTALE PROVENTI ED ONERI FINANZIARI** | [redacted] | **(23.919.678)** | **14.758.222** |
| **D) RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | [redacted] | | |
| 19) Svalutazioni: | [redacted] | | |
| a) di partecipazioni | [redacted] | (19.676.053) | 8.887.820 |
| **TOTALE RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE** | [redacted] | **(19.676.053)** | **8.887.820** |
| **E) PROVENTI ED ONERI STRAORDINARI** | [redacted] | | |
| 20) Proventi: | [redacted] | | |
| a) plusvalenze da alienazioni | [redacted] | 31.056.275 | (31.056.275) |
| b) varie | [redacted] | 6.000.196 | (6.000.196) |
| Totale proventi | [redacted] | 37.056.471 | (37.056.471) |
| 21) Oneri: | [redacted] | | |
| a) minusvalenze da alienazioni | [redacted] | 0 | 0 |
| b) altri oneri straordinari | [redacted] | (9.773.068) | 8.498.862 |
| Totale oneri | [redacted] | (9.773.068) | 8.498.862 |
| **TOTALE PROVENTI ED ONERI STRAORDINARI** | [redacted] | **27.283.403** | **(28.557.609)** |
| **RISULTATO PRIMA DELLE IMPOSTE** | [redacted] | **8.268.413** | **26.191.554** |
| 22) Imposte sul reddito dell'esercizio | [redacted] | (4.456.730) | (1.654.152) |
| 23) UTILE (PERDITA) DELL'ESERCIZIO | [redacted] | 3.811.683 | 24.537.402 |

DE'LONGHI S.P.A.
Sede Sociale: Via Lodovico Seitz n. 47 - Treviso (Tv)
Capitale Sociale: Lit. 400.000.000.000
Iscritta al Registro delle Imprese del Tribunale di Treviso al n. 41279
Iscritta al R.E.A. di Treviso al n. 224758

# RELAZIONE SULLA GESTIONE

Signori Azionisti,
L'esercizio 1999 evidenzia la De' Longhi in forte sviluppo; il buon incremento delle vendite e il rilevante miglioramento della redditivita' aziendale hanno consentito di chiudere il bilancio al 31.12.1999 con ricavi delle vendite pari a Lire 822.493 milioni, in aumento di Lire 75.006 milioni rispetto al 1998 (+10%) e con un utile d'esercizio che ammonta a Lire 54.891 milioni, in forte incremento rispetto al 1998 ( +Lire 47.511 milioni ), dopo aver effettuato ammortamenti per Lire 45.919 milioni e accantonamenti per rischi e oneri diversi per Lire 11.903 milioni.

Gli ottimi risultati dell'esercizio derivano prevalentemente dal piano strategico di riorganizzazione commerciale, distributiva e produttiva sviluppato dalla De Longhi nei precedenti esercizi rivolto alla crescita nei principali mercati, al miglioramento competitivo attraverso le innovazioni di prodotto e alla riorganizzazione degli aspetti distributivi , i cui benefici si sono concretizzati soprattutto durante il 1999.

I ricavi sono aumentati per effetto delle maggiori vendite sia sul mercato UEM (+13%) che sugli altri mercati (+6,7%), con un incremento in tutte le principali linee di business ; in particolare la divisione climatizzazione ha evidenziato una rilevante crescita , sia per quanto riguarda la linea condizionamento portatile che quella relativa la condizionamento fisso ; le divisioni riscaldamento e piccolo elettrodomestico hanno evidenziato , pur in presenza di mercati stazionari , incrementi di fatturato e di quote di mercato.

Il margine operativo (EBIT) è stato pari a Lire 107.819 milioni , in forte aumento rispetto all'esercizio precedente (ammontava a Lire 47.595 milioni) e l'incidenza sui ricavi è stata pari al 13,1% (6,4% nel 1998). Il cash flow è stato positivo per Lire 112.713 milioni , in aumento rispetto al 1998 (ammontava a Lire 74.472 milioni ).

Vogliamo sottolineare inoltre gli sforzi sostenuti dalla De' Longhi nello sviluppo e ricerca di nuove attivita', con la costituzione di una nuova societa' a dicembre 1999 , la E-Services Srl , con lo scopo di gestire i sistemi informativi del Gruppo De' Longhi e per poter sfruttare eventuali opportunita' nel campo dei servizi informatici e nell'utilizzo della nuova tecnologia nel settore del E-business (B2B);
Lo sviluppo dell' Information Technology è ritenuto dalla De' Longhi strumento essenziale per creare nuove opportunita' e favorire il continuo miglioramento della gestione aziendale mediante una piu' rapida circolazione delle informazioni e una semplificazione dei processi.

Evidenziamo inoltre che è stato deliberato a dicembre 1999 , un aumento del capitale sociale di Lire 100.000 milioni sottoscritto interamente dagli azionisti con l'obiettivo di dotare la De Longhi spa di nuovi mezzi finanziari per supportare nuove possibili iniziative di sviluppo .

Prima di entrare nel dettaglio degli aspetti che hanno caratterizzato l'esercizio, permetteteci di riassumere brevemente le condizioni congiunturali e di settore, in cui si è trovata ad operare la vostra azienda.

P.A.

## L'andamento economico dei principali paesi.

L'attivita' economica nel corso del 1999 ha evidenziato segnali di ripresa , che si sono concretizzati soprattutto nel secondo semestre , e che hanno allontanato il rischio di recessione economica esistente nel 1998 a causa della crisi nei Paesi emergenti, in Russia ed in alcuni Paesi del Sud America.
Il Prodotto interno lordo mondiale è aumentato del 3% , contro il 2% del 1998 per effetto soprattutto del tasso di sviluppo registrato negli Stati Uniti (+ 4,1%) e nei Paesi dell' Estremo Oriente (+5,6%) ; l'andamento dell'economia del Giappone è stato invece contrastante in quanto si sono alternati segnali di ripresa ad altri meno confortanti. Nel Regno Unito si sono rafforzate le tendenze espansive.
L'adozione della moneta unica e quindi un nuovo governo della moneta da parte degli 11 Paesi facenti parte l'UEM ha dato un ulteriore impulso alla crescita dell'Europa come grande mercato finanziario ed economico . La convergenza dei tassi di interesse e l'abolizione delle operazioni in cambi tra le monete dei paesi aderenti sono stati i primi immediati e tangibili effetti; nel 1999 non si sono invece avuti pero' gli attesi benefici nei termini di tassi di sviluppo, i tassi di crescita dei Paesi UEM hanno evidenziato una crescita limitata del 2,2% , in calo rispetto al tasso di sviluppo evidenziato nel 1998; soprattutto la Germania (1,5% ) e l'Italia (1,4%) hanno evidenziato contenuti tassi di crescita.
Il preoccupante e forte incremento dei prezzi petroliferi sul finire dell'anno ha riacceso inoltre il timore di ripresa dell'inflazione e di rialzo dei tassi di interesse

## Il mercato degli Elettrodomestici

Il mercato 1999 del settore elettrodomestici è stato condizionato dall'andamento economico e dei consumi dei diversi Paesi; i Paesi che hanno registrato positive situazioni congiunturali hanno allo stesso modo evidenziato incrementi nella domanda ; il mercato degli Stati Uniti ha beneficiato di un aumento della domanda interna ; nell'area dell'UEM si è registrato un contenuto incremento della domanda. La crisi economica e finanziaria iniziata nel corso del 1998 nei Paesi dell'Est Europa ed in Brasile è continuata anche nel corso del 1999 influenzando significativamente il potere di acquisto dei consumatori . I mercati del Far East hanno invece evidenziato una ripresa dei consumi determinata dal miglioramento delle condizioni economiche e dai tassi di crescita positivi.

## L'attività organizzativa

Dal punto di vista strategico il 1999 è stato caratterizzato dalla focalizzazione dell'operativita' della De' Longhi spa nel core business attraverso l'innovazione dei prodotti e lo sviluppo di nuove strategie commerciali distributive. Nel corso del 1999 è continuato il processo di ristrutturazione delle reti distributive all'estero con la sostituzione di alcuni partners commerciali e con la ristrutturazione delle reti di vendita in alcuni filiali distributive.
In quest'ottica di ricerca di una migliore e piu' razionale struttura distributiva è in fase avanzata di studio un progetto di ristrutturazione delle filiali distributive in ambito UE .
Lo sviluppo dell'attivita' ha comportato la necessita' di un incremento della forza lavoro ed un ricorso al lavoro temporaneo per sopperire alle cronica carenza di offerta di manodopera
Al 31 dicembre dipendenti della De' Longhi spa erano 1.604 (1.490 nel 1998) cosi' suddivisi;

| | 1999 | 1998 |
|---|---|---|
| - Operai | 1.147 | 1.042 |
| - Impiegati | 436 | 428 |
| - Dirigenti | 21 | 20 |
| Totale | 1.604 | 1.490 |

Al 31 dicembre 1999 prestavano la propria attivita' circa 85 lavoratori temporanei.

Vogliamo inoltre segnalare che il bilancio al 31 dicembre 1999 (stato patrimoniale e conto economico ) è stato oggetto di revisione contabile da parte di PricewaterhouseCoopers Spa ,

## L'andamento della Società

I principali dati di sintesi del conto economico sono riepilogati nel seguente prospetto:

| | 1999 | % sulle vendite | 1998 | % sulle vendite |
|---|---|---|---|---|
| Ricavi delle vendite | 822.493 | 100,0% | 747.487 | 100,0% |
| **Margine lordo industriale** | **429.698** | **52,2%** | **369.885** | **49,5%** |
| Costi per servizi e altri oneri | (170.226) | 20,7% | 165.716 | 22,2% |
| **Valore aggiunto** | **259.472** | **31,5%** | **204.169** | **27,3%** |
| Costo del lavoro | (93.831) | 11,4% | 89.482 | 12,0% |
| **Margine operativo lordo (EBITDA)** | **165.641** | **20,1%** | **114.687** | **15,3%** |
| Ammortamenti e accantonamenti | (57.822) | 7,0% | (67.092) | 9,0% |
| **Risultato operativo (EBIT)** | **107.819** | **13,1%** | **47.595** | **6,4%** |
| Proventi (Oneri) finanziari e straordinari | (41.095) | 5,0% | (31.586) | 4,3% |
| **Risultato prima delle imposte** | **66.724** | **8,1%** | **16.009** | **2,1%** |
| Imposte dell'esercizio | (11.832) | 1,4% | (8.629) | 1,2% |
| **Utile netto dell'esercizio** | **54.891** | **6,7%** | **7.380** | **1,0%** |
| | | | | |
| Cash flow (i) | 112.713 | 13,7% | 74.472 | 10,0% |
| Spese di ricerca e sviluppo | 10. 285 | 1,3% | 10.549 | 1,4% |
| ROE (risultato netto/patrimonio netto) | 11,4% | | 2,3% | |
| ROI (risultato operativo/cap.netto inv.) | 12,5% | | 4,5% | |

(i) inteso come risultato d'esercizio piu' ammortamenti e accantonamenti e rischi

I ricavi delle vendite sono aumentati di Lire 75.006 milioni , + 10% rispetto al 1998. L'andamento delle vendite è stato caratterizzato dal quadro macroeconomico e da favorevoli condizioni di mercato con una crescita significativa soprattutto nel mercato della linea "climatizzazione " e con un incremento sia sui mercati UEM che su alcuni importanti mercati esteri quali il Giappone e gli Stati Uniti .
La De' Longhi ha migliorato la propria posizione competitiva rispetto al 1998 con un incremento delle quote di mercato in tutte le linee di business. La ripartizione del fatturato per area geografica è la seguente:

S.p.A.

| | 1999 | 1998 |
|---|---|---|
| Area UEM | 56% | 54% |
| UE (altri) | 14% | 11% |
| Us e Canada | 11% | 9% |
| Resto del Mondo | 19% | 26% |
| Totale | 100% | 100% |

Sui mercati UEM le vendite sono aumentate in maniera significativa (circa Lire 52.000 milioni pari al + 13% circa rispetto al 1998) per effetto prevalentemente dell'aumento dei consumi del settore del condizionamento e del mantenimento delle posizioni competitive in tutte le linee di prodotto . Negli altri paesi UE ,non rientranti nell'UEM, le vendite sono aumentate significativamente soprattutto nel Regno Unito (+26%), in Grecia (+ 90%) ed in Norvegia (+109%). Le vendite nell'area Nord America sono aumentate del 39% per effetto dell'andamento favorevole della domanda interna e dell'ottimo andamento delle vendite nel condizionamento portatile, nei radiatori e per quanto riguarda i piccoli elettrodomestici soprattutto nelle friggitrici e nella macchine da caffe'. Le vendite nel resto del mondo sono invece leggermente diminuite per effetto della crisi esistente nei mercati dell'Europa dell'Est, che ha comportato un minor fatturato rispetto al previsto di circa Lire 40.000 milioni , in Brasile e della fase di transizione in alcuni mercati ( in Sud Africa e Israele ) conseguente il cambio dei distributori locali, comunque compensata dal buon andamento delle vendite in Giappone (+122%) e Nuova Zelanda (+39%).

La ripartizione del fatturato per tipologia di prodotto è la seguente:

| | 1999 | 1998 |
|---|---|---|
| Piccolo elettrodomestico | 37% | 40% |
| Climatizzazione | 31% | 27% |
| Riscaldamento | 25% | 26% |
| Cottura | 2% | 3% |
| Altro | 5% | 4% |
| Totale | 100% | 100% |

Le vendite della linea "piccolo elettrodomestico" sono state influenzate dal andamento del mercato in area UEM ( rimasto sostanzialmente sui valori del 1998) e sono aumentate di circa Lire 10.300 milioni , pari al 3,5% , con un incremento della quota di mercato in Italia e un mantenimento delle posizioni sui mercati esteri ; si segnala il buon andamento delle vendite dei prodotti per la cottura (friggitrici e forni) , per la preparazione di bevande (caffe') e dei piccoli elettrodomestici da cucina.

Le vendite della divisione "climatizzazione" hanno beneficiato dell'andamento favorevole del mercato e hanno evidenziato ottimi risultati (incremento di circa Lire 58.400 milioni pari al 29%) sia per effetto delle maggiori vendite della linea condizionamento portatile e deumidificatori (+32%) che di quelle relative al condizionamento fisso (+25%) ed hanno confermato la leadership della De' Longhi in questo settore sia in Italia che nei piu' importanti mercati di riferimento.
Le vendite della divisione "riscaldamento" sono incrementate di circa Lire 11.300 milioni (+5,8%), in misura maggiore rispetto all'andamento del mercato .

Il margine operativo (EBIT) è migliorato significativamente , per Lire 60.224 milioni, passando da Lire 47.595 milioni nel 1998 a Lire 107.819 milioni (dal 6,4% al 13,1% come incidenza sulle vendite ) per effetto soprattutto dell'incremento nella redditivita' delle vendite determinato dai benefici derivanti dal piano strategico di riorganizzazione produttiva e commerciale; sono poi diminuiti rispetto al 1998 gli accantonamenti per rischi

Il risultato prima delle imposte , che è aumentato da Lire 16.009 milioni a Lire 66.723 milioni, ha beneficiato oltre che dell'effetto della gestione caratteristica del miglioramento della gestione finanziaria conseguente i flussi di cassa positivi dell'esercizio e la riduzione del costo della raccolta.

## Analisi della situazione patrimoniale – finanziaria

La sintesi patrimoniale è cosi' dettagliata

| | 1999 | 1998 |
|---|---|---|
| Attivita' a breve | 675.580 | 781.076 |
| Passivita' a breve | (291.932) | (280.769) |
| **Capitale circolante netto** | **383.648** | **500.307** |
| Attivita' immobilizzate | 516.792 | 581.597 |
| Passivita' non finanziarie a m/l termine | (38.210) | (28.527) |
| **Capitale investito netto** | 862.230 | 1.053.377 |
| Prestiti obbligazionari | (92.711) | (244.711) |
| Patrimonio netto | (482.880) | (327.989) |
| **Posizione finanziaria netta (i)** | **(286.639)** | **(480.677)** |
| | | |
| Investimenti | 20.775 | 16.866 |
| Posizione fin. Netta /patrimonio netto | 0,59 | 1,47 |
| Dipendenti (n.) (ii) | 1.689 | 1.490 |

(i) considera l'indebitamento netto verso gli Istituti Bancari (al netto investimenti a breve) e il debito finanziario verso la societa' controllante di Lire 148.125 milioni

(ii) inclusi lavoratori temporanei.

Il capitale circolante netto è diminuito di Lire 116.659 milioni per effetto delle politiche di contenimento del circolante che hanno determinato , pur in presenza di un incremento delle vendite, una riduzione delle rimanenze di magazzino e dei crediti verso la clientela verso le societa' del Gruppo.

La posizione finanziaria è inoltre migliorata sensibilmente; la posizione a breve è divenuta positiva con uno spostamento dell'indebitamento verso scadenze a medio/lungo termine ; la riduzione dell'indebitamento di Lire 194.038 milioni, pur in presenza del rimborso anticipato di una quota di un prestito obbligazionario per l'importo di Lire 152.000 milioni nell'ambito del programma di ridefinizione dell'impegno finanziario nel medio termine , è la risultante dell'incremento di capitale sociale avvenuto a dicembre 1999 e dei flussi di cassa generati dalla gestione corrente.

Per concludere rileviamo il buon equilibrio patrimoniale finanziario della De' Longhi , evidenziato dal rapporto tra mezzi terzi finanziari e mezzi propri pari a 0,59 in netto miglioramento rispetto al 1998.

**L'attività di investimento e di sviluppo**

**Investimenti**

Gli investimenti complessivi in immobilizzazioni materiali sono state pari a circa Lire 21.000 milioni ; si è trattato prevalentemente di investimenti di completamento e mantenimento della attuale capacità produttiva. Oltre Lire 13.000 milioni sono stati spesi in stampi e attrezzature per la produzione di nuovi prodotti. Tra questi vanno ricordati i nuovi modelli di termoventilatori, ferri da stiro e macchine da caffe'.

Nel corso del 1999 è proseguito il piano di ristrutturazione dei sistemi informativi finalizzato ad avere un unico sistema per la maggior parte delle società del Gruppo per consentire una gestione più efficace basata sulla omogeneità e affidabilità delle informazioni. Si è quindi esteso il sistema basato sulla piattaforma applicativa SAP a Simac-Vetrella, De Longhi Radiators , da gennaio 1999, successivamente a Effeplast da luglio 1999.
Oltre a diffondere le medesime procedure operative si è provveduto ad ottimizzare la "supply chain" infragruppo nelle fasi di pianificazione, acquisto e vendita attraverso una integrazione dei processi e dei listini; si è provveduto inoltre ad una gestione centralizzata per tutto il Gruppo delle codifiche relative al piano dei conti, ai clienti e ai fornitori.
Il progetto di ristrutturazione è stato quindi esteso anche alle filiali commerciali estere consentendo l'avviamento del nuovo sistema informativo basato su SAP alla consociata americana agli inizi del 2000; si sono quindi fissati i presupposti che permetteranno l'utilizzo del nuovo sistema informativo basato su SAP a tutte le filiali europee nel corso del biennio 2000-2001.

**L'attività di ricerca e sviluppo**

Per la De'Longhi l'attivita' di R&S è una costante per lo sviluppo di nuovi prodotti e per la ricerca di soluzioni innovative; tale attività è ritenuta fonte del nostro successo e variabile determinante per quello futuro.

Nel 1999 sono stati sostenuti costi di ricerca e sviluppo per circa Lire 10.285 milioni pari a circa l'1,3% del fatturato (nel 1998 ammontavano a circa Lire 10.550 milioni) che sono stati imputati interamente a conto economico. In previsione del possibile sfruttamento della Legge 140/97 "Innovazione tecnologica " forniamo il dettaglio dell'informativa richiesta:

i S.p.A.

Natura e descrizione delle attivita' di ricerca e sviluppo

L'attivita' ha riguardato diversi progetti di ricerca tra cui si rileva un progetto di innovazione tecnologica per lo sviluppo di un nuovo forno micronde automatico dotato di un interfaccia utente a controllo vocale.

I progetti hanno riguardato l'area condizionamento per Lire 3.860 milioni, l'area riscaldamento per Lire 1.546 milioni e l'area piccoli elettrodomestici per Lire 4.879 milioni; l'importo dell'area piccolo elettrodomestici include le spese di ricerca relative al progetto nuovo forno micronde per Lire 675 milioni.

Natura , descrizione dei costi dedotti ai sensi del Dpr 917/86

Le spese sostenute nell'esercizio sono relative a (i) costi del personale dedicato all'attivita' di Ricerca & Sviluppo per Lire 6.610 milioni, di cui Lire 45 milioni per il progetto nuovo forno microonde (ii) costi per strumentazioni ed attrezzatura per Lire 235 milioni, di cui Lire 183 milioni per il nuovo forno microonde e (iii) costi per servizi di consulenza tecnologica, per acquisizione di conoscenze e per spese generali per Lire 3.440 milioni di cui Lire 447 milioni per il nuovo forno micronde.

Descrizione dei risultati fondamentali conseguiti e possibili ricadute di conoscenze

A testimonianza della capacità di innovazione espressa in questo momento dalla azienda e a giustificazione quindi della efficacia della spesa sostenuta, è sufficiente ricordarVi lo sviluppo di nuove configurazioni di radiatori e termoventilatori, di una nuova gamma di caldobagno, di nuovi microonde da incasso e per il mercato Americano, nuovi modelli di friggitrici e di macchine da caffe', nuova linea di climatizzatori portatili.

Per quanto riguarda il nuovo forno microonde il progetto si trova tuttora in una fase di sviluppo e si prevede che i risultati definitivi saranno disponibili alla fine dell'esercizio 2000.

**Costi di pubblicita' e attivita' di comunicazione**

Nel corso del 1999 sono stati effettuati ingenti investimenti in pubblicita' e comunicazione per un ammontare di circa Lire 40.000 milioni che sono stati interamente imputati a conto economico. L'attivita' ha riguardato il sostenimento e consolidamento di linee di prodotti gia' esistenti , sia nel piccolo elettrodomestico che nella climatizzazione, ed il lancio di nuovi prodotti , in particolare gli innovativi forni a microonde combinati.

Per quanto riguarda il settore della pulizia , al fine di consolidare un mercato strategico , è stato creato un nuovo segmento nel mercato delle scope elettriche con il lancio del nuovo prodotto "colombina LavaAsciuga".

Sono inoltre proseguiti gli investimenti sia in Italia che all'estero per sostenere il marchio De' Longhi nel mercato della macchine da caffe'espresso.

Particolare attenzione è stato inoltre dedicata a mantenere la costante crescita sia del brand che dei mercati per la linea della climatizzazione con il lancio della nuova linea dei climatizzatori portatili "Pinguino" e con un'attivita' specifica dei climatizzatori fissi, della deumidificazione con " Tasciugo" per l'Italia e "Aria Dry" per l'estero e del riscaldamento con il lancio del nuovo radiatore elettrico "Rapido".

Le attività ed i rapporti con le imprese controllate , controllanti e collegate.

In un gruppo integrato come il nostro i risultati di gestione possono essere perseguiti e raggiunti solo con la collaborazione delle altre società del gruppo.
E' il caso ad esempio delle economie raggiunte nella Simac Vetrella S.p.A., produttrice e distributrice, anche in proprio, dei prodotti per la pulizia della casa. Il lay out delle linee di produzione ha consentito, infatti, significative economie di scala e l'integrazione commerciale del marchio Micromax-Simac ,avvenuta nel corso del 1998, ha portato nel 1999 sicuri benefici in termini di sinergie . La società è quindi divenuta un polo di riferimento nel mercato del piccolo elettrodomestico, integrando l'offerta del gruppo con altri due marchi di prestigio assoluto. Al pari di Simac Vetrella, anche il contributo di Effeplast è stato determinante per i risultati gestionali sopra analizzati. La società svolge attività produttiva acquisendo all'interno del gruppo le lavorazioni precedentemente demandate all'esterno. Nel corso del 1999 è proseguito il potenziamento delle linee di produzione permettendo il pieno sfruttamento della struttura con conseguente immediata diminuzione dei costi unitari di prodotto. Ne hanno beneficiato, oltre ai margini di Effeplast, anche le altre aziende del gruppo committenti.
Nel corso del 1999 si sono sviluppate sinergie con la societa' controllata Ariagel con la delocalizzazione presso lo stabilimento di Candiolo della produzione dei deumidificatori.

Per quanto riguarda le società distributrici estere, è continuata anche nel 1999 la fase di investimenti commerciali soprattutto per rafforzarne la struttura per esigenze di mercato; gli investimenti che sono stati effettuati hanno comportato un appensantimento dei costi di gestione dell'esercizio 1999 ma sicuri vantaggi e benefici sono attesi nei prossimi esercizi.

I rapporti con le imprese controllate, collegate e controllanti sono indicati nella nota integrativa nelle note illustrative alle singole poste dello stato patrimoniale e del conto economico. Trattasi prevalentemente di vendite effettuate alle societa' distributrici estere , di acquisto e di vendite di semilavorati/ prodotti finiti, di prestazioni di servizi forniti e ricevuti e di operazioni finanziarie ; la De' Longhi svolge il ruolo di gestione accentrata delle risorse finanziarie e delle necessita' finanziarie delle societa' controllate .

In conformita' alle disposizioni di legge , precisiamo che non risultano detenute ne sono state acquistate o vendute nell'esercizio azioni proprie.

Le prospettive

**Andamento dell'economia**

Nel corso del 2000 lo scenario economico dovrebbe essere caratterizzato da un miglioramento del PIL di circa il 4% (dato OCSE) ; le previsioni economiche indicano che lo squilibrio tra Europa e Stati uniti sia in una nuova fase di convergenza; la crescita nel vecchio Continente avra' un ritmo superiore al passato , mentre quella del Nuovo Continente rallentera' . La crescita nell' UEM dovrebbe essere pari a circa il 3,5% ; negli Stati Uniti la crescita del 3% è stata rivista al rialzo nei primi mesi del 2000 al 4,9%, pur con forti dubbi, secondo l'OCSE, collegati al fatto che il recente aumento della domanda interna non è piu' sostenibile; le pressioni inflazionistiche sono fin troppo evidenti e quindi sara' necessaria una graduale riduzione della crescita per domanda in modo da evitare il surriscaldamento della economia.

I paesi del Pacifico dovrebbero confermare la crescita del 1999 mentre il Giappone presenta ancora delle incertezze.
E' opportuno pero' sottolineare che lo scenario positivo dell'economia mondiale potrebbe essere influenzato dall'impennata dei prezzi petroliferi con conseguente , anche se contenuta, ripresa dell'inflazione e dei tassi di interesse

**Andamento della gestione nei primi mesi del 2000**
Nel corso del 2000 proseguira' la strategia di sviluppo attraverso iniziative tese a rafforzare la posizione sui mercati internazionali e attraverso il lancio di nuovi prodotti ; inoltre per far fronte all'aumento previsto dei prezzi delle materie prime e dei costi in generale sono previsti programmi di ricerca di una maggiore efficienza sulle strutture organizzative mediante l'innovazione dei processi tecnologici.

Il budget delle vendite del 2000 prevede una forte crescita in tutti i piu' importanti mercati esteri e per tutte le principali linee di business determinata dall'andamento favorevole dei mercati e dai benefici derivanti dagli investimenti commerciali effettuati durante il 1998 e 1999 nelle filiali distributive e in alcuni importanti mercati. I risultati dei primi mesi del nuovo esercizio confermano le aspettative di una ulteriore crescita ; le vendite risultano essere in crescita di circa l'8% con un miglioramento del margine di contribuzione lordo rispetto al medesimo periodo del 1999.

**EURO e ANNO 2000**

Riteniamo opportuno informarVi sui problemi operativi connessi all'introduzione della moneta unica europea ed al cosidetto Problema Anno 2000.
In ottemperanza al disposto del D.Lgs. 24 giugno 1998 n. 213 la societa' ha provveduto ad adeguare i saldi monetari espressi nelle valute dei Paesi aderenti all'UE alle nuove parita' fissate in modo irrevocabile. L'analisi condotta sulla strategicita' del passaggio all'Euro , quale moneta di conto, ha indotto a procrastinare all'esercizio 2001 la data di effettuazione del cambiamento.

Inoltre durante il 1999 sono state svolte le attività necessarie all'adeguamento di tutti i sistemi all'anno 2000 che hanno consentito un passaggio senza problemi al nuovo millennio; tale sforzo è stato notevolmente ridotto dalla scelta strategica di utilizzare per le funzioni gestionali il prodotto SAP già "2000 compatibile".

**Fatti di rilievo avvenuti dopo la chiusura dell'esercizio**

**Emissione Eurobond**
Nei primi mesi del 2000 è stata perfezionata sui mercati finanziari Internazionali una emissione di Eurobond , di durata triennale, prevista in un primo momento per Euro 100 milioni e aumentata poi a Euro 150 milioni in seguito alla forte richiesta proveniente dai mercati. Societa' emittente è stata la societa' controllata De' Longhi Pinguino SA mentre garante figura la De Longhi spa .

Tale operazione finanziaria rientra nella strategia aziendale di razionalizzazione della struttura finanziaria del Gruppo , con lo spostamento dell'indebitamento verso scadenze a medio lungo termine e con la continua ricerca delle piu' convenienti forme di finanziamento.

**Investimenti produttivi**
Nel corso del 2000 è stato realizzato un nuovo insediamento produttivo ad Ampezzo (Udine) che prevede a regime un occupazione di 200 persone con lo scopo di incrementare la capacita' produttiva della De' Longhi in questa fase di forte espansione.

**Altro**
Tra i fatti di rilievo si segnala inoltre che la societa' controllata De' Longhi Radiators Srl non ha rinnovato il contratto di affitto d'azienda in scadenza il 31 marzo 2000 e ha quindi cessato l'attivita' di commercializzazione di corpi scaldanti che è ritornata in capo alla locatrice Divisione Radiatori Spa . Gli accordi sottoscritti tra la De' Longhi Radiators Srl e la locatrice hanno previsto ,in aggiunta alla restituzione delle attività e passività oggetto dell'affitto, anche la cessione del magazzino, dei crediti verso la clientela e delle partecipazioni. La società nel corso del 2000 procederà alla gestione delle residue attività e passività.

Ad eccezione di quanto sopraevidenziato non si segnalano fatti di rilievo che possano aver influito in modo rilevante sull'andamento aziendale o che possano aver modificato la struttura patrimoniale finanziaria ed economica della Societa'.

**<u>Proposta di approvazione del bilancio</u>**

Signori Azionisti,

il bilancio dell'esercizio 1999 , che sottoponiamo alla Vostra approvazione, si chiude con un'utile dell'esercizio di Lire 54.891.483.396 –
Cio' premesso proponiamo di :

1) approvare la relazione della gestione dell'esercizio 1999 ed il bilancio d'esercizio dell'esercizio 1999 , composto dallo Stato Patrimoniale, dal Conto Economico e dalla Nota Integrativa , che chiude con un risultato d'esercizio di Lire 54.891.483.396
2) destinare l'utile dell'esercizio di Lire 54.891.483.396 milioni come segue:
   a) alla riserva legale Lire 2.744.574.170 .
   b) alla riserva straordinaria Lire 52.146.909.226.

Per il Consiglio di Amministrazione
Il Presidente

DE LONGHI S.P.A.

TREVISO – Via Lodovico Seitz n. 47

Capitale sociale L. 400.000.000.000

Registro Imprese di Treviso n. 41279 – REA n. 224758

**Verbale di assemblea ordinaria**

L'anno 2000, il giorno 29 del mese di giugno, alle ore 10.00, presso la sede sociale in Treviso - Via L. Seitz n. 47, si è riunita l'assemblea ordinaria dei soci della "DE LONGHI S.P.A." per discutere e deliberare sul seguente

Ordine del Giorno

1) Relazione del Consiglio di amministrazione sulla gestione, relazione del Collegio Sindacale, presentazione del bilancio al 31 dicembre 1999 e deliberazioni conseguenti;
2) Rinnovo del Consiglio di amministrazione;
3) Varie ed eventuali.

Assume la presidenza dell'assemblea il Presidente del Consiglio di Amministrazione dr. Giuseppe de' Longhi il quale chiama a fungere da segretario il dr. Fabio de' Longhi.

Il Presidente, constatato e fatto constatare dal segretario:

- che sono presenti in proprio e per delega i soci rappresentanti l'intero capitale sociale;
- che sono presenti i Consiglieri di Amministrazione Signori:, p.i. Eliseo Marcolin, dr. Fabio de' Longhi e rag. Giorgio Sandri, oltre ad esso Presidente; assente giustificato il rag. Renzo Tomba
- che sono presenti i Sindaci Effettivi dr. Carlo Garavaglia, dr. Giancarlo Malerba e dr. Giuliano Saccardi;

p.A.

- che l'assemblea è stata regolarmente convocata con Gazzetta Ufficiale del 10.6.2000 – foglio delle inserzioni n. 134 – S/16355;

d i c h i a r a

l'assemblea validamente costituita ed idonea a deliberare sugli argomenti posti all'ordine del giorno di cui passa alla trattazione.

1) Relazione del Consiglio di Amministrazione sulla gestione:

Il Presidente dà lettura della relazione sulla gestione redatta ai sensi art. 2428 Cod. Civ..

(o m i s s i s)

Relazione del Collegio Sindacale:

Il dr. Carlo Garavaglia – Presidente del Collegio Sindacale - dà lettura della Relazione dei Sindaci.

(o m i s s i s)

Presentazione del Bilancio chiuso al 31/12/1999 e deliberazioni conseguenti:

Il Presidente dà lettura all'assemblea del Bilancio chiuso al 31/12/1999 redatto ai sensi art. 2423 Cod. Civ formato da Stato Patrimoniale, Conto Economico e Nota Integrativa e corredato dal bilancio consolidato di gruppo della DE LONGHI S.P.A. al 31.12.1999, presentando ed illustrando a tal proposito il bilancio stesso all'assemblea.

(o m i s s i s)

Il Presidente propone quindi all'assemblea di approvare il Bilancio al 31/12/1999 con unita Nota Integrativa e di destinare l'utile di esercizio pari a Lit. 54.891.483.396 così come segue:

- L. 2.744.574.170 alla Riserva Legale;

p.A.

- L. 52.146.909.226 alla Riserva Straordinaria.

L'assemblea, udita la relazione e le proposte del Presidente, dopo breve discussione, all'unanimità

delibera

1) di approvare il bilancio al 31/12/1999 con relativa Nota Integrativa;

2) di destinare l'utile di esercizio pari a Lit. 54.891.483.396 così come segue:

- L. 2.744.574.170 alla Riserva Legale;
- L. 52.146.909.226 alla Riserva Straordinaria.

Il Presidente, passando al secondo punto dell'ordine del giorno, informa l'assemblea sulla necessità di procedere alla nomina del nuovo Consiglio di Amministrazione essendo scaduto per decorrenza dei termini il precedente Consiglio.

Il Presidente informa i presenti che il Consigliere Marcolin ha espresso il desiderio di non essere ricandidato alla nomina dati i suoi impegni personali.

Il dr. Giuseppe de' Longhi dopo aver ringraziato il Consigliere Marcolin per la collaborazione prestata in questi anni di intenso sviluppo della società, prende atto del suo desiderio e formula a nome proprio e della società i migliori auguri per il futuro del signor Marcolin.

L'assemblea si unisce a quanto espresso dal Presidente nel formulare il ringraziamento ed auguri al Consigliere Marcolin e quindi – dopo breve discussione - all'unanimità

delibera

di nominare per l'anno 2000, e più precisamente sino alla data di approvazione del bilancio 2000, il Consiglio di Amministrazione nelle persone dei Signori.

1 S.o A.

- dr. Giuseppe de' Longhi nato a Treviso il 24/04/1939 e residente a Treviso - Vicolo Rovero n. 1, cittadino italiano;
- rag. Renzo Tomba nato a Treviso il 09/06/1946 e residente a Treviso - Via Cadore n. 21, cittadino italiano;
- dr. Stefano Beraldo nato a Mestre-Venezia il 23/03/1957 e residente a Preganziol (TV) – Via N. Sauro n. 41, cittadino italiano;
- sig. Giorgio Sandri nato a Udine il 19/06/1944 e residente a Bologna - Via Indipendenza n. 41, cittadino italiano.
- _dr. Fabio de' Longhi nato a Treviso il 24/9/1967 e residente a Treviso - Piazza S. Andrea n. 6, cittadino italiano.

Viene riconfermato Presidente della società il dr. Giuseppe de' Longhi e viene inoltre nominato Vice-Presidente della società il dr. Fabio de' Longhi.

Il dr. Giuseppe de' Longhi, il dr. Fabio de Longhi ed il rag. Giorgio Sandri, presenti in assemblea, dichiarano di accettare gli incarichi di cui sopra e ringraziano l'assemblea.

Il Presidente, null'altro essendovi da deliberare e nessun altro chiedendo la parola, dichiara chiusa la seduta previa redazione, lettura ed approvazione del presente verbale, essendo le ore 12.00.

IL SEGRETARIO

(dr. Fabio de' Longhi)

IL PRESIDENTE

(dr. Giuseppe de' Longhi)

**DE' LONGHI S.p.A.**

**Capitale sociale Lit. 400.000.000.000**

**Sede legale in Treviso, Via L. Seitz n. 47**

**Iscritta al Registro delle Imprese di Treviso al n. 41279**

**Iscritta al REA presso la CCIAA di Treviso al n. 224758**

**Codice fiscale 11570840154**

* * *

# RELAZIONE DEL COLLEGIO SINDACALE AL BILANCIO D'ESERCIZIO AL 31 DICEMBRE 1999

* * *

Signori Soci,

il progetto di bilancio dell'esercizio chiuso al 31 dicembre 1999, sottopostoVi per l'esame e l'approvazione dal consiglio di amministrazione, si sintetizza nelle seguenti risultanze:

| | |
|---|---|
| ATTIVO | |
| CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI | 24.999.697.000 |
| IMMOBILIZZAZIONI | 491.792.209.110 |
| ATTIVO CIRCOLANTE | 771.508.987.397 |
| RATEI E RISCONTI ATTIVI | 2.724.022.733 |
| TOTALE ATTIVO | 1.291.024.916.240 |

PASSIVO

| | |
|---|---|
| PATRIMONIO NETTO | 482.880.654.699 |
| (al lordo dell'utile dell'esercizio di Lit. 54.891.483.396) | |
| FONDI PER RISCHI ED ONERI | 20.018.410.176 |
| TRATTAMENTO DI FINE RAPPORTO | |
| DI LAVORO SUBORDINATO | 18.193.388.802 |
| DEBITI | 767.879.205.397 |
| RATEI E RISCONTI PASSIVI | 2.053.257.166 |
| TOTALE PASSIVO E NETTO | 1.291.024.916.240 |

Tali risultanze sono confermate dal Conto Economico, che espone:

| | |
|---|---|
| VALORE DELLA PRODUZIONE | 827.342.491.457 |
| COSTI DELLA PRODUZIONE | (719.523.499.993) |
| PROVENTI ED ONERI FINANZIARI | (17.739.052.452) |
| RETTIFICHE DI VALORE DI ATTIVITA' FINANZIARIE | (20.888.931.439) |
| PROVENTI ED ONERI STRAORDINARI | (2.467.207.177) |
| IMPOSTE SUL REDDITO DELL'ESERCIZIO | (11.832.317.000) |
| UTILE DELL'ESERCIZIO | 54.891.483.396 |

I conti d'ordine ammontano complessivamente a Lit. 283.475.922.618.

* * *

Il progetto di bilancio sottoposto alla Vostra approvazione è stato redatto in base alle disposizioni legislative vigenti ed osservando gli obblighi previsti dal D. Lgs. 127/1991.

Il nostro esame sul progetto di bilancio è stato svolto secondo i principi di comportamento del collegio sindacale raccomandati dai Consigli nazionali

dei Dottori Commercialisti e dei Ragionieri e, in conformità a tali principi, abbiamo fatto riferimento alle norme di legge che disciplinano il bilancio di esercizio, interpretate e integrate dai corretti principi contabili enunciati dai Consigli nazionali dei Dottori Commercialisti e dei Ragionieri, nonché, ove necessario, ai principi contabili internazionali dell'International Accounting Standards Committee.

Lo stato patrimoniale e il conto economico presentano a fini comparativi i valori dell'esercizio precedente.

Le variazioni delle singole poste del bilancio sono state esposte e commentate dal consiglio di amministrazione nella nota integrativa, che illustra inoltre i criteri di valutazione utilizzati, in relazione ai quali riteniamo opportuno effettuare le seguenti precisazioni:

- i costi di impianto e di ampliamento sono iscritti con il consenso del Collegio Sindacale, al netto degli ammortamenti calcolati secondo aliquote costanti;
- il valore delle immobilizzazioni materiali è iscritto secondo il criterio del costo d'acquisto, comprensivo degli oneri accessori di diretta imputazione, al netto degli ammortamenti calcolati con criterio sistematico ed in riferimento alla loro residua possibilità di utilizzazione;
- le rimanenze non costituenti attività immobilizzate sono iscritte al minore tra il costo di acquisto o di produzione ed il valore di realizzo desunto dall'andamento del mercato, applicando il criterio del costo medio ponderato;
- i crediti sono iscritti in bilancio al valore di presumibile realizzazione, mentre i debiti sono iscritti al valore nominale;

- i ratei e i risconti sono iscritti in base al principio della competenza mediante una ripartizione dei costi e dei proventi comuni a due o più esercizi sugli esercizi medesimi;
- il trattamento di fine rapporto risulta adeguato a norma di legge in base al personale in forza al 31 dicembre 1999 ed alle competenze maturate in favore dello stesso;
- la valutazione delle altre voci del bilancio è stata effettuata a norma di legge, applicando criteri prudenziali e nel rispetto del principio di competenza.

Non si è fatto ricorso a deroghe di cui all'art. 2423, comma 4, del codice civile.

Il consiglio di amministrazione nella relazione sulla gestione ha provveduto ad informarVi sull'attività aziendale e sugli accadimenti di natura patrimoniale, finanziaria ed economica che hanno caratterizzato l'esercizio chiuso al 31 dicembre 1999, nonché sulle politiche gestionali perseguite.

Nel corso dell'esercizio abbiamo proceduto al controllo sulla tenuta della contabilità, al controllo dell'amministrazione e alla vigilanza sull'osservanza della legge e dell'atto costitutivo, partecipando alle riunioni degli organi sociali ed effettuando le verifiche ai sensi dell'art. 2403 del codice civile.

A nostro giudizio, il sopramenzionato bilancio corrisponde alle risultanze dei libri e delle scritture contabili e la valutazione del patrimonio sociale è stata effettuata in conformità alle disposizioni di cui all'art. 2426 del codice civile.

Esprimiamo, pertanto, parere favorevole alla sua approvazione, nonché alla proposta degli amministratori in merito alla destinazione dell'utile d'esercizio.

Milano, 12 giugno 2000

IL COLLEGIO SINDACALE

(Dott. Carlo Garavaglia)

(Dott. Giancarlo Malerba)

(Dott. Giuliano Saccardi)

22/c/testi/bil/ffx4196b

## SUMMARY

There is no English version for the following stock option agreement filed with the Italian securities authority (CONSOB). A summary is provided below.

*A stock option plan was approved by our Board of Directors on June 12, 2001. Pursuant to the stock option plan we may issue up to 7,500,000 stock options to certain of our employees and managers, subject to certain limitations, exercisable at a price equal to the purchase price of the shares pursuant to the Global Offering (however, if the options are granted after the initial public offering, the price will be determined by the Board of Directors). In accordance with the plan, 50% of the stock options will be exercisable as of January 1, 2004 and the remaining stock options may be exercised beginning January 1, 2005. The plan will remain into effect until February 28, 2006 and any option not exercised within this term will cease to have effect .*

# REGOLAMENTO
## DEL PIANO DI *STOCK OPTION* DI DE'LONGHI S.P.A. 2001/2006
## A FAVORE DI PARTICOLARI DIPENDENTI

### 1 – OGGETTO E AVVERTENZE

Il presente Regolamento (di seguito, il "Regolamento") disciplina il piano di *stock option* rivolto a particolari dipendenti (dirigenti, quadri ed impiegati) da individuarsi, in conformità al Regolamento, all'interno delle strutture di De'Longhi S.p.A. e delle società controllate, come di seguito descritte, e che siano investiti delle funzioni ritenute più rilevanti per il conseguimento degli obiettivi aziendali. Il Regolamento è stato approvato dal Consiglio di Amministrazione di De'Longhi S.p.A. nella riunione del 12 giugno 2001, in attuazione della delega conferita dall'assemblea straordinaria degli azionisti con deliberazione del 18 aprile 2001.
Il Regolamento non costituisce un prospetto informativo o un documento informativo equipollente.
Il Regolamento è deliberato tenendo conto della vigente normativa previdenziale e fiscale, nonché di ogni altra normativa applicabile, sul presupposto che ogni beneficio riconosciuto con il Piano non comporti oneri tributari o previdenziali per il Gruppo (come di seguito definito).

### 2 - DEFINIZIONI

In aggiunta agli altri termini definiti in altri articoli del Regolamento, ai fini dello stesso: (i) i termini e le espressioni di seguito elencati, riportati con sottolineatura e lettera iniziale maiuscola, hanno il significato in appresso indicato per ciascuno di essi, (ii) i termini e le espressioni non sottolineati ma riportati con iniziale maiuscola in uno o più paragrafi di questo art. 2 sono definiti in altri paragrafi dello stesso, (iii) i termini e le espressioni definiti al plurale si intendono definiti anche al singolare, e viceversa.

**2.1** "Azioni": indistintamente, tutte le azioni ordinarie della Società oggetto del Piano, da nominali Euro 3 cadauna, rinvenienti dall'aumento/dagli aumenti di capitale sociale che verrà/nno deliberato/i dal Consiglio di Amministrazione della Società a valere sulla delega attribuita dall'assemblea straordinaria della medesima in data 18 aprile 2001 e che, in conformità al Regolamento, verrà/anno riservato/i, ai sensi dell'art. 2441 cod. civ., a Dipendenti delle società del Gruppo, nonché le azioni proprie della Società eventualmente acquistate al servizio del Piano in virtù dell'autorizzazione conferita al Consiglio di Amministrazione dall'assemblea ordinaria della Società in data 18 aprile 2001, nonché le ulteriori azioni di nuova emissione ovvero le azioni proprie che in futuro saranno eventualmente emesse o acquistate al servizio del Piano, in conformità alle applicabili disposizioni di legge.

**2.2** "Beneficiari": i Dipendenti delle società del Gruppo ai quali verranno attribuite, previa decisione insindacabile del Consiglio di Amministrazione, Opzioni. Resta ferma la facoltà del Consiglio di Amministrazione di regolare casi e situazioni specifiche anche ove non rientranti tra le fattispecie descritte all'art. 2.6.

**2.3** "Comitato per la Remunerazione": il comitato per la remunerazione *pro-tempore* nominato dal Consiglio di Amministrazione della Società in ossequio alle raccomandazioni contenute nel Codice di Autodisciplina delle società quotate.

**2.4** "Consiglio di Amministrazione": il consiglio di amministrazione *pro-tempore* della Società.

**2.5** "Data di Attribuzione": la data in cui il Consiglio di Amministrazione comunica ai Beneficiari individuati dal medesimo la loro inclusione tra i destinatari del Piano. Ferma restando la necessità dell'accettazione da parte dei singoli Beneficiari, che dovrà avvenire tramite sottoscrizione e restituzione della Scheda di Adesione, resta inteso che gli effetti di tale accettazione retroagiranno al momento in cui la Scheda di Adesione viene inviata ai singoli Beneficiari.

**2.6** "Dipendenti": i dipendenti di società del Gruppo, inclusi i dirigenti, iscritti nel "libro matricola" delle relative Società di Appartenenza alla Data di Attribuzione da almeno sei mesi e che non siano, alla Data di Attribuzione, in periodo di preavviso per dimissioni o licenziamento. Resta ferma la facoltà del Consiglio di Amministrazione di regolare casi e situazioni specifiche anche ove non rientranti tra le fattispecie sopra disciplinate.

**2.7** "Fiduciaria": ISTIFID S.p.A., con sede in Milano, Viale Jenner 51, CAP 20159, soggetto incaricato dalla Società di porre in essere le attività di gestione del Piano descritte nel presente Regolamento.

**2.8** "Giorno Lavorativo": ciascun giorno di calendario ad eccezione dei sabati, delle domeniche e degli altri giorni nei quali gli enti creditizi non sono, di regola, aperti sulla piazza di Milano per l'esercizio della loro normale attività.

**2.9** "Gruppo": la Società e le società direttamente o indirettamente controllate, ai sensi dell'art. 2359 primo comma, n. 1 e secondo comma (con riferimento al solo n. 1) del Codice Civile.

**2.10** "Invalidità Permanente": infermità fisica o psichica, da qualsiasi causa derivata, che provochi la permanente inidoneità del Beneficiario allo svolgimento della prestazione lavorativa, con conseguente risoluzione del rapporto di lavoro; tale invalidità deve essere comprovata da adeguata certificazione medica esibita dal Beneficiario medesimo. In caso di contestazioni circa la sussistenza della permanente inabilità al lavoro, la decisione competerà ad un collegio composto da un medico indicato dalla Società, da un medico scelto dal Beneficiario e da un terzo specialista individuato di comune accordo dal medico nominato dalla Società e da quello nominato dal Beneficiario (o, in difetto di accordo, nominato dal Presidente del Consiglio dell'Ordine dei Medici di Treviso).

**2.11** "Mercato Telematico Azionario": il mercato telematico azionario organizzato e gestito dalla Borsa Italiana S.p.A.

**2.12** "Obiettivi": gli obiettivi stabiliti dal Consiglio di Amministrazione al conseguimento dei quali è condizionata l'esercitabilità di tutte le, o parte delle, Opzioni,

salve le deroghe espressamente consentite dal Regolamento. Per quanto concerne l'assegnazione di Opzioni deliberata anteriormente all'ammissione a quotazione delle azioni della Società, gli Obiettivi vengono fissati come segue: (i) Obiettivi di Permanenza, legati al perdurare del rapporto di lavoro tra il Beneficiario e la Società di Appartenenza tra la Data di Attribuzione ed il 31 dicembre 2003, e (ii) Obiettivi di *Performance* legati al raggiungimento di specifici risultati economici e/o patrimoniali nell'esercizio che si chiuderà al 31 dicembre 2003. Resta ferma la facoltà del Consiglio di Amministrazione di regolare in modo specifico situazioni particolari, nonché di fissare, in caso di assegnazione di Opzioni in uno o più momenti successivi all'ammissione a quotazione delle azioni della Società, Obiettivi diversi da quelli indicati in questo art. 2.12.

**2.13** "Opzioni": tutte le opzioni oggetto del Piano, gratuite e non trasferibili *inter vivos*, ciascuna dante diritto di sottoscrivere/acquistare (a seconda dei casi) n° 1 Azione Ordinaria nei termini ed alle condizioni previsti dal Regolamento.

**2.14** "Opzioni Attribuite": le Opzioni correlate ad Obiettivi predeterminati ancora da conseguire (e pertanto non esercitabili), per le quali la Società ha ricevuto la Scheda di Adesione con le modalità di cui all'art. 3.2.

**2.15** "Opzioni Esercitabili": le Opzioni correlate ad Obiettivi già conseguiti per le quali è sorto il diritto al loro esercizio, essendo già stata inviata al Beneficiario la comunicazione prevista all'art. 5.3 ed essendo decorsi i termini iniziali indicati agli artt. 7.4 e 7.5.

**2.16** "Opzioni Maturate": le Opzioni correlate ad Obiettivi già conseguiti per le quali non è ancora sorto il diritto al loro esercizio.

**2.17** "Periodo di Esercizio": ha il significato attribuito all'art. 7.3.

**2.18** "Piano": il piano di *stock option* - rivolto alla categoria dei particolari dipendenti (dirigenti, quadri e impiegati) investiti delle funzioni ritenute più rilevanti per il conseguimento degli obiettivi aziendali da individuarsi, a giudizio insindacabile del Consiglio di Amministrazione, all'interno delle strutture del Gruppo - disciplinato dal Regolamento, dalla Scheda di Adesione e dalla Scheda Richiesta Azioni.

**2.19** "Regolamento": il presente regolamento, avente ad oggetto la definizione dei criteri di attuazione del Piano.

**2.20** "Scheda di Adesione": l'apposita scheda che sarà consegnata dalla Società ai Beneficiari all'atto dell'attribuzione delle Opzioni, con allegato il Regolamento a formarne parte integrante, mediante la sottoscrizione della quale i Beneficiari aderiranno al Piano.

**2.21** "Scheda Richiesta Azioni": l'apposita scheda che sarà consegnata dalla Società ai Beneficiari, mediante la quale essi potranno esercitare le Opzioni e sottoscrivere/acquistare (a seconda di casi) le Azioni.

**2.22** "Società": De'Longhi S.p.A., con sede legale in Treviso, via Lodovico Seitz 47.

**2.23** "Società di Appartenenza": la società del Gruppo con cui ciascun Beneficairio ha in essere il rapporto di lavoro.

**2.24** "Tranches": indistintamente, i quantitativi di Opzioni correlati agli Obiettivi stabiliti di volta in volta dal Consiglio di Amministrazione. In tale ambito, per "Tranche A" si intendono i quantitativi di Opzioni correlati al raggiungimento degli Obiettivi di

Permanenza di cui all'art. 2.12; per "Tranche B" i quantitativi di Opzioni correlati al raggiungimento degli Obiettivi di *Performance* stabiliti per l'esercizio che si chiuderà al 31 dicembre 2003 di cui all'art. 2.12. Resta ferma la facoltà del Consiglio di Amministrazione di deliberare, nei limiti temporali previsti dal Piano, Tranches legate al conseguimento di Obiettivi diversi da quelli indicati nell'art. 2.12, nonché di inserire, all'interno delle Tranche già deliberate, ulteriori Beneficiari.

## 3 – ATTRIBUZIONE DELLE OPZIONI ED ADESIONE AL PIANO

**3.1** La Società invierà ai Beneficiari, individuati con le modalità di cui al successivo art. 5, il Regolamento e la Scheda di Adesione dalla quale risulteranno: (i) gli Obiettivi stabiliti, (ii) i quantitativi di Opzioni Attribuite, (iii) il termine iniziale di esercitabilità, in caso di conseguimento degli Obiettivi, espresso in percentuale rispetto ai quantitativi complessivi esercitabili, in conformità al disposto degli artt. 7.4 e 7.5, e (iv) eventuali altre condizioni.
**3.2** I Beneficiari potranno aderire al Piano sottoscrivendo e consegnando alla Società (direzione personale), debitamente compilati e sottoscritti, la Scheda di Adesione e copia del Regolamento entro il termine indicato nella Scheda medesima, a pena di decadenza dei relativi diritti. I Beneficiari prendono atto ed accettano – anche, ove occorrer possa, ai sensi della Legge 675/1996 "Tutela delle persone e di altri soggetti rispetto al trattamento dei dati personali" - che la Società trasmetta copia della suddetta documentazione alla Fiduciaria e che la medesima venga incaricata di porre in essere le attività di gestione del Piano descritte nel presente Regolamento.
**3.3** Ferma restando la necessità dell'adesione da parte dei singoli Beneficiari, che dovrà perfezionarsi mediante compilazione e restituzione della Scheda di Adesione e della copia del Regolamento, le Opzioni si intenderanno attribuite alla data in cui la Società comunicherà ai singoli Beneficiari, tramite invio della Scheda di Adesione e di copia del Regolamento, la loro inclusione tra i destinatari del Piano.

## 4 - NATURA E CARATTERISTICHE DELLE OPZIONI E DELLE AZIONI

**4.1** L'assegnazione delle Opzioni avverrà a titolo gratuito. I Beneficiari non saranno pertanto tenuti a pagare alcun corrispettivo alla Società per tale assegnazione. L'esercizio delle Opzioni sarà invece soggetto al pagamento del prezzo di sottoscrizione/acquisto indicato al successivo art. 8.
**4.2** Il Beneficiario che, successivamente al raggiungimento degli Obiettivi, avrà esercitato validamente le Opzioni e pagato il relativo prezzo, avrà sottoscritto/acquistato (a seconda dei casi), per ciascuna Opzione esercitata, n° 1 Azione, alle condizioni e nei termini stabiliti nel Piano.
**4.3** Le Opzioni saranno attribuite ai Beneficiari a titolo personale, e non potranno essere trasferite per atto tra vivi a nessun titolo.
**4.4** In caso di decesso del Beneficiario si applicherà quanto previsto dal successivo art. 10.

**4.5** L'eventuale maggior valore delle Azioni sottoscritte/acquisite esercitando le Opzioni rispetto al prezzo di sottoscrizione/acquisto, e più in generale ogni beneficio riconosciuto con il Piano:

**4.5.1** costituirà una corresponsione di carattere straordinario e non potrà ad alcun titolo essere considerato quale parte integrante della normale retribuzione dei Beneficiari. In particolare, il maggior valore sopraindicato è da intendersi comprensivo dell'eventuale relativa incidenza sugli istituti retributivi diretti ed indiretti disciplinati dagli accordi economici collettivi e individuali vigenti e dalla legge e non avrà pertanto alcun ulteriore effetto sul calcolo degli stessi. Resta ovviamente ferma, per i Beneficiari non residenti in Italia, l'applicazione della normativa ad essi applicabile;

**4.5.2** non potrà costituire il presupposto per il riconoscimento di analoghi o ulteriori benefici, nell'ambito del Piano o altrimenti;

**4.5.3** non attribuisce ai Beneficiari il diritto, alla scadenza del Piano, a partecipare ad ulteriori eventuali sistemi di incentivazione comunque realizzati o a remunerazioni di sorta.

## 5 – Criteri e modalità di attribuzione delle Opzioni

**5.1** Le Opzioni saranno attribuite ai Beneficiari avuto riguardo al particolare contributo alla crescita ed alla valorizzazione del Gruppo atteso.

**5.2** Il Consiglio di Amministrazione (con l'astensione degli eventuali interessati e previo parere consultivo del Comitato per la Remunerazione) discrezionalmente ed insindacabilmente:

**5.2.1** determina il numero complessivo di Opzioni da attribuire per ogni Tranche ai Beneficiari nel loro insieme, e

**5.2.2** individua i Beneficiari, i relativi Obiettivi ed il numero di Opzioni Attribuite a ciascun Beneficiario;

**5.2.3** si è riservato di integrare ed adattare i criteri e le modalità di attribuzione ed esercizio delle opzioni per tener conto delle disposizioni in materia di *stock option* vigenti alla data dell'approvazione del presente regolamento in giurisdizioni diverse dall'Italia. Dette integrazioni ed adattamenti sono allegate *sub*1 per i beneficiari che ne sono interessati.

**5.3** In caso di conseguimento degli Obiettivi:

**5.3.1** quanto alle Opzioni Attribuite il cui esercizio è condizionato agli Obiettivi di Permanenza di cui all'art. 2.12, entro il 20 gennaio 2004 (o entro la diversa data che dovesse essere stabilita dal Consiglio di Amministrazione) il Consiglio medesimo, o uno o più amministratori a ciò delegati, comunicheranno ai Beneficiari che abbiano mantenuto il rapporto di lavoro con il Gruppo nel periodo intercorrente tra la Data di Attribuzione ed il 31 dicembre 2003, il numero di Opzioni esercitabili, confermando altresì le modalità di esercizio;

**5.3.2** quanto alle Opzioni Attribuite il cui esercizio è condizionato ad Obiettivi di *Performance* di cui all'art. 2.12, entro il 31 maggio 2004 (o entro la diversa data che dovesse essere stabilita dal Consiglio di Amministrazione) il Consiglio medesimo, o uno o più amministratori a ciò delegati, comunicheranno ai Beneficiari il numero di Opzioni esercitabili in funzione del livello di raggiungimento degli Obiettivi, confermando altresì le modalità di esercizio. Nella valutazione relativa al raggiungimento degli Obiettivi di *Performance*, il Consiglio di Amministrazione si avvarrà della consulenza di soggetti indipendenti quali, a titolo esemplificativo, il Collegio Sindacale o la società di revisione incaricata dalla Società di effettuare la revisione dei bilanci di esercizio e consolidati.

**5.4** Fermo il limite massimo stabilito dall'assemblea straordinaria del 18 aprile 2001, il Consiglio di Amministrazione potrà procedere ad assegnare le Opzioni eventualmente non attribuite antecedentemente all'ammissione a quotazione dei titoli della Società nel Mercato Telematico Azionario sia inserendo, in una o più volte, nuovi Beneficiari all'interno delle Tranche già deliberate, sia deliberando la creazione di una o più nuove Tranche. Ove il Consiglio di Amministrazione fissi Obiettivi diversi rispetto a quelli deliberati per le Tranche precedentemente emesse o comunque diverse modalità di esercizio, spetterà al Consiglio medesimo comunicare tali eventuali differenze ai Beneficiari interessati tramite apposita menzione nella Scheda di Adesione.

## 6 - OBIETTIVI

**6.1** Il diritto dei Beneficiari di esercitare le Opzioni Attribuite è condizionato alla coesistenza dei seguenti presupposti:

**6.1.1** il raggiungimento degli Obiettivi stabiliti discrezionalmente ed insindacabilmente dal Consiglio di Amministrazione (con l'astensione degli eventuali interessati e su proposta, se del caso, del Comitato per la Remunerazione);

**6.1.2** l'avvenuta decorrenza dei termini iniziali previsti per ciascuna assegnazione (*c.d.* periodo di *vesting*);

**6.1.3** la non avvenuta decorrenza del termine finale previsto per l'esercizio delle Opzioni Esercitabili come meglio identificato, per ciascuna assegnazione, nella Scheda di Adesione consegnata a ciascun Beneficiario; e

**6.1.4** la permanenza in essere del rapporto di lavoro al momento di esercizio delle Opzioni, fermo il disposto dei successivi paragrafi di questo art. 6, dell'art. 9 e dell'art. 10.

**6.2** Per quanto concerne le Opzioni Attribuite nell'ambito della Tranche A, l'esercizio delle medesime è condizionato al permanere del rapporto di lavoro tra il Beneficiario e la Società di Appartenenza durante il periodo intercorrente tra la Data di Attribuzione ed il 31 dicembre 2003. Una volta Maturate, tali Opzioni potranno essere esercitate, con i limiti previsti dall'art. 9, per il 50% nel corso dell'esercizio 2004 e per il rimanente 50% nel corso degli esercizi 2005 e 2006, nei Periodi di Esercizio definiti all'art. 7.3 e specificati all'art. 7.4.

**6.3** Per quanto concerne le Opzioni Attribuite nell'ambito della Tranche B, l'esercizio delle medesime è condizionato, oltre che alla permanenza del rapporto di lavoro, al raggiungimento nel corso dell'esercizio che si chiuderà al 31 dicembre 2003, degli Obiettivi di *Performance* di cui all'art. 2.12. Una volta Maturate, tali Opzioni (e cioè le Opzioni attribuite nell'ambito della Tranche B) potranno essere esercitate, con i limiti previsti dall'art. 9, per il 50% nel corso dell'esercizio 2004 e per il rimanente 50% nel corso degli esercizi 2005 e 2006, nei Periodi di Esercizio definiti all'art. 7.3 e specificati all'art. 7.5.

**6.4** Qualora siano assegnati ai Beneficiari più Obiettivi, potrà essere previsto che il mancato conseguimento anche di uno solo di essi comporti la perdita del diritto di esercitare in tutto o in parte le Opzioni Attribuite.

**6.5** In caso di aumenti del capitale della Società (o di altra società del Gruppo), gratuiti o a pagamento, di distribuzioni straordinarie di dividendi o di altre operazioni di carattere straordinario che possano influire sugli Obiettivi, sulle Opzioni, sulle azioni o, più in generale, sul contenuto economico del Piano, il Consiglio di Amministrazione potrà adeguare i termini del Regolamento (ivi compresi gli Obiettivi) secondo quanto previsto dall'art. 12.

**6.6** Il Consiglio di Amministrazione - qualora ritenga (a suo discrezionale ed insindacabile giudizio previo parere, se del caso, del Comitato per la Remunerazione) che ricorrano particolari circostanze - potrà consentire comunque l'esercizio, totale o parziale, delle Opzioni anche in caso di mancato raggiungimento degli Obiettivi, così come potrà anticipare, o modificare, i termini ed i periodi di esercitabilità delle Opzioni indicati ai successivi artt. 7.4 e 7.5.

## 7 - Esercizio delle Opzioni e Consegna delle Azioni

**7.1** La Società consegnerà ai Beneficiari titolari di Opzioni Esercitabili la Scheda Richiesta Azioni con anticipo non inferiore a cinque Giorni Lavorativi rispetto all'inizio del relativo Periodo di Esercizio (come definito all'art. 7.3).

**7.2** Le Opzioni dovranno essere esercitate dai Beneficiari, nei Periodi di Esercizio e con le modalità previste dal Regolamento:

- **7.2.1** compilando in ogni parte e sottoscrivendo debitamente la Scheda Richiesta Azioni;
- **7.2.2** consegnando la Scheda Richiesta Azioni alla Società (direzione personale), o ad altro soggetto da questa indicato nella Scheda Richiesta Azioni, entro il termine indicato all'art. 7.3, a pena di decadenza dei relativi diritti;
- **7.2.3** versando il prezzo indicato nella Scheda Richiesta Azioni e calcolato dalla Società in conformità al successivo art. 8. Tale pagamento dovrà avvenire, a pena di decadenza dei relativi diritti, allegando alla Scheda Richiesta Azioni (i) copia del relativo assegno circolare, o (ii) copia di ordine irrevocabile di pagamento impartito ad una banca a favore del conto corrente indicato nella Scheda Richiesta Azioni, con indicazione del giorno di valuta per il destinatario dell'accredito.

**7.3** Le Schede Richiesta Azioni potranno essere consegnate dai Beneficiari nel corso dei periodi stabiliti dal Consiglio di Amministrazione per l'esercizio delle Opzioni e indicati nelle schede stesse (di seguito, i "Periodi di Esercizio").

Le Schede Richiesta Azioni consegnate dai Beneficiari al di fuori dei Periodi di Esercizio si riterranno ad ogni effetto pervenute alla Società il primo giorno del Periodo di Esercizio immediatamente successivo al giorno in cui le schede sono state fisicamente consegnate alla Società.

**7.4** Per quanto riguarda la Tranche A, i Periodi di Esercizio vengono stabiliti come segue:

**7.4.1** il 50% delle Opzioni Maturate potranno essere esercitate, successivamente alla comunicazione di cui all'art. 5.3.1, nel corso del 2004, e più precisamente nell'ambito di uno o più dei tre Periodi di Esercizio di durata bimestrale (1 gennaio - 29 febbraio, 1 giugno - 31 luglio e 1 novembre - 31 dicembre) a discrezione del Beneficiario;

**7.4.2** il rimanente 50% delle Opzioni Maturate nell'ambito della Tranche A (oltre a quelle che il Beneficiario abbia scelto di non esercitare, pur avendone diritto, nel corso del 2004) nel corso del 2005 e 2006, e più precisamente nell'ambito di uno o più dei quattro Periodi di Esercizio di durata bimestrale (1 gennaio - 28 febbraio 2005, 1 giugno - 31 luglio 2005, 1 novembre - 31 dicembre 2005 e 1 gennaio - 28 febbraio 2006) a discrezione del Beneficiario.

E' fatto salvo il disposto dell'art. 6.6.

**7.5** Per quanto riguarda la Tranche B, i Periodi di Esercizio vengono stabiliti come segue:

**7.5.1** il 50% delle Opzioni Maturate potranno essere esercitate, successivamente alla comunicazione di cui all'art. 5.3.2, nel corso del 2004, e più precisamente nell'ambito di uno o più dei due Periodi di Esercizio bimestrali (1 giugno - 31 luglio e 1 novembre - 31 dicembre) a discrezione del Beneficiario;

**7.5.2** il rimanente 50% delle Opzioni Maturate nell'ambito della Tranche B (oltre a quelle che il Beneficiario abbia scelto di non esercitare, pur avendone diritto, nel corso del 2004) nel corso del 2005 e 2006, e più precisamente nell'ambito di uno o più dei quattro Periodi di Esercizio di durata bimestrale (1 gennaio - 28 febbraio 2005, 1 giugno - 31 luglio 2005, 1 novembre - 31 dicembre 2005 e 1 gennaio - 28 febbraio 2006) a discrezione del Beneficiario.

E' fatto salvo il disposto del paragrafo 6.6.

**7.6** Nell'ambito di ciascuna Tranche, le Opzioni dovranno essere esercitate per quantitativi minimi non inferiori al lotto minimo negoziabile nel Mercato Telematico Azionario.

L'esercizio di un numero di Opzioni inferiore al numero minimo sopra indicato sarà inefficace a tutti gli effetti nei confronti della Società e non darà diritto alla consegna delle Azioni corrispondenti.

Nel solo caso in cui la differenza tra il numero di Opzioni Esercitabili da ciascun Beneficiario ed il numero di Opzioni da questo già esercitate sia inferiore al suddetto

lotto minimo, le Opzioni Esercitabili residue potranno essere comunque esercitate dal Beneficiario anche se di numero inferiore al lotto minimo negoziabile.

**7.7** Ove tutti i presupposti disciplinati dal presente Regolamento si siano compiutamente verificati, le Azioni saranno rese disponibili a ciascun Beneficiario, mediante accreditamento sul conto titoli dal medesimo indicato nella Scheda Richiesta Azioni, entro due Giorni Lavorativi dal giorno in cui (i) in caso di pagamento del prezzo tramite assegno circolare, il suddetto assegno viene consegnato alla Società (direzione personale), o ad altro soggetto dalla medesima indicato nella Scheda Richiesta Azioni, o (ii) in caso di pagamento tramite bonifico bancario, il relativo prezzo è accreditato sul conto indicato dalla Società nella Scheda Richiesta Azioni.

Le Azioni avranno godimento regolare.

**7.8** Tutti i costi relativi all'emissione ed al trasferimento delle Azioni ai Beneficiari, nonché la tassa sui contratti di borsa, se dovuta, saranno ad esclusivo carico della Società. Ogni costo dei conti titoli di cui sopra è ad esclusivo carico dei Beneficiari.

## 8. - PREZZO

**8.1** Il prezzo da corrispondere alla Società per ottenere le Azioni che potranno essere sottoscritte/acquistate (a seconda dei casi) a seguito dell'esercizio delle Opzioni che verranno attribuite anteriormente alla data di inizio delle negoziazioni delle azioni della Società nel Mercato Telematico Azionario verrà indicato dalla Società nella Scheda di Adesione e sarà pari al prezzo di offerta delle azioni ordinarie della Società nell'ambito dell'offerta pubblica di sottoscrizione finalizzata alla quotazione di tali titoli nel Mercato Telematico Azionario.

**8.2** Il prezzo da corrispondere alla Società per ottenere le Azioni che potranno essere sottoscritte/acquistate (a seconda dei casi) a seguito dell'esercizio delle Opzioni che verranno attribuite successivamente alla data indicata nell'art. 8.1 verrà determinato dal Consiglio di Amministrazione, anche tenendo conto della normativa fiscale *pro-tempore* vigente, e sarà indicato dalla Società nella Scheda di Adesione.

**8.3** Il pagamento integrale del prezzo delle Azioni dovrà essere effettuato dai Beneficiari secondo le modalità indicate nel Regolamento e nella Scheda Richiesta Azioni inviata dalla Società a pena di decadenza dei relativi diritti.

## 9 - SORTE DELLE OPZIONI IN CASO DI CESSAZIONE DEL RAPPORTO DI LAVORO

**9.1** Il diritto di esercitare le Opzioni è geneticamente e funzionalmente collegato e condizionato, tra l'altro, al permanere del rapporto di lavoro tra i Beneficiari e le rispettive Società di Appartenenza. Conseguentemente, con le eccezioni di cui all'art. 10, in caso di cessazione del predetto rapporto si applicheranno le disposizioni di cui ai successivi paragrafi del presente art. 9, salva la facoltà del Consiglio di Amministrazione (con l'astensione degli eventuali interessati e previo parere, se del caso, del Comitato per la Remunerazione) di stipulare con i Beneficiari diversi accordi che prevedano ugualmente l'esercizio parziale o totale delle Opzioni Attribuite, delle Opzioni Maturate e

delle Opzioni Esercitabili. In tali casi il Consiglio di Amministrazione potrà anche stabilire, se del caso, un apposito Periodo di Esercizio, e assegnare un apposito termine per l'esercizio delle suddette Opzioni.

**9.2** Qualora il rapporto di lavoro subordinato tra il Beneficiario e la Società di Appartenenza cessi per cause diverse dal decesso, si applicheranno, salvo diversa determinazione del Consiglio di Amministrazione, le seguenti disposizioni:

**9.2.1** nel caso di licenziamento per "giusta causa", per "giustificato motivo soggettivo" ovvero giustificato ai sensi dell'applicabile contratto collettivo, il Beneficiario perderà definitivamente il diritto di esercitare le Opzioni Attribuite e le Opzioni Maturate nonché di esercitare le Opzioni Esercitabili, restando inteso che, in pendenza del procedimento disciplinare eventualmente necessario per legge, il diritto del Beneficiario di esercitare le Opzioni Esercitabili rimarrà sospeso;

**9.2.2** nel caso di licenziamento per "giustificato motivo oggettivo", il Beneficiario avrà il diritto di esercitare le Opzioni Maturate e le Opzioni Esercitabili, purché entro il termine di cessazione del rapporto di lavoro, incluso il periodo di preavviso. A tal fine potrà essere fissato, se necessario, un apposito Periodo di Esercizio, e assegnato un apposito termine per l'esercizio delle Opzioni;

**9.2.3** nel caso di pensionamento o Invalidità Permanente, il Beneficiario avrà il diritto di esercitare tutte le Opzioni Attribuite nel corso dei Periodi di Esercizio specificati dagli artt. 7.4 e 7.5. Ove necessario, il Consiglio di Amministrazione potrà fissare un apposito Periodo di Esercizio e/o assegnare un apposito termine per l'esercizio delle Opzioni Assegnate;

**9.2.4** nel caso di dimissioni volontarie o altra causa di cessazione diversa da quelle previste agli artt. 9.2.1, 9.2.2 e 9.2.3, il Beneficiario avrà il diritto di esercitare le Opzioni Esercitabili, purché entro il termine di cessazione del rapporto di lavoro, incluso il periodo di preavviso. A tal fine potrà essere fissato, se necessario, un apposito Periodo di Esercizio, e assegnato un apposito termine per l'esercizio delle Opzioni.

**9.3** In caso di trasferimento e/o in caso di cessazione e contestuale instaurazione del rapporto di lavoro nell'ambito del Gruppo, il Beneficiario conserverà ogni diritto attribuitogli dal Regolamento. In tali situazioni, il Consiglio di Amministrazione potrà - ove ritenuto opportuno e previo parere, se del caso, del Comitato per la Remunerazione - adeguare gli Obiettivi inizialmente assegnati a tale Beneficiario al fine di mantenere quanto più possibile invariata la posizione originariamente attribuita al Beneficiario in questione.

**9.4** Qualora una società cessi di far parte del Gruppo, l'esercizio delle Opzioni Esercitabili e delle Opzioni Maturate assegnate ai Dipendenti della predetta società dovrà avvenire a pena di decadenza entro 30 (trenta) giorni dalla comunicazione ai Beneficiari stessi della perdita del controllo da parte di De'Longhi S.p.A. I Beneficiari perderanno invece il diritto di esercitare le Opzioni Attribuite. Resta in ogni caso salva la facoltà del Consiglio di Amministrazione di prevedere soluzioni diverse da quella indicata nel presente art. 9.4, al fine, ove ritenuto opportuno, di mantenere quanto più possibile

invariati i contenuti del Piano rispetto ai Beneficiari Dipendenti delle società uscite dal Gruppo.

**9.5** Ferme le disposizioni previste in questo Articolo 9 per l'esercizio delle Opzioni, è sin da ora fatta salva la facoltà del Consiglio di Amministrazione (con l'astensione degli eventuali interessati e previo parere, se del caso, del Comitato per la Remunerazione) di stipulare con i Beneficiari diversi accordi per il trattamento di casi particolari.

## 10 - Sorte delle Opzioni in caso di decesso del Beneficiario

**10.1** In caso di decesso del Beneficiario, si applicheranno, salvo diversa determinazione del Consiglio di Amministrazione, previo parere, se del caso, del Comitato per la Remunerazione, le seguenti disposizioni:

- **10.1.1** le Opzioni Maturate e le Opzioni Esercitabili alla data del decesso del Beneficiario potranno essere esercitate dagli eredi o dai successori entro i successivi sei mesi, previo adempimento, da parte di questi ultimi, dell'onere di presentazione della dichiarazione di successione previsto dall'art. 48 del D.Lgs. n° 346/1990 e/o degli adempimenti previsti dalle altre disposizioni fiscali vigenti, in quanto applicabili;
- **10.1.2** fermo restando quanto sopra precisato in merito a possibili deroghe concesse dal Consiglio di Amministrazione, è sin da ora fatta salva la facoltà del Consiglio di Amministrazione (con l'astensione degli eventuali interessati e previo parere, se del caso, del Comitato per la Remunerazione), di stipulare con i Beneficiari o i loro eredi e successori diversi accordi che prevedano l'esercizio parziale o totale delle Opzioni Attribuite anche in caso di decesso del Beneficiario.

## 11 - Regime Fiscale delle Opzioni e delle Azioni

**11.1** In base alle disposizioni vigenti della legislazione fiscale italiana, l'assegnazione delle Opzioni non comporta per il Beneficiario un evento tassabile ai fini delle imposte sui redditi.

**11.2** L'esercizio delle Opzioni con sottoscrizione delle Azioni può determinare la tassazione in capo al Beneficiario tenuto conto del trattamento previsto dalla legislazione fiscale italiana in vigore alla data di esercizio delle Opzioni medesime. In caso di Beneficiari non residenti in Italia, l'esercizio delle Opzioni può inoltre determinare la tassazione in capo al Beneficiario in base alla legislazione fiscale del paese di residenza.

## 12 - Adeguamenti del Regolamento

**12.1** In caso di aumenti del capitale della Società (o di altra società del Gruppo), gratuiti o a pagamento, ovvero di distribuzioni straordinarie di dividendi che possano influire sul

contenuto economico del Piano quale individuato al momento della sua approvazione, il Consiglio di Amministrazione potrà:

**12.1.1** sospendere, per un periodo determinato comunque non superiore a 60 Giorni Lavorativi, il diritto di esercitare le Opzioni Attribuite, le Opzioni Esercitabili e le Opzioni Maturate anche al fine di apportare gli adeguamenti di cui al successivo art. 12.1.2.; e/o

**12.1.2** adeguare i quantitativi di Opzioni Attribuite, Opzioni Esercitabili ed Opzioni Maturate applicando, ove disponibili, le formule matematiche di generale accettazione utilizzate dagli operatori di Borsa ed avvalendosi, ove ritenuto opportuno, di un valutatore esterno indipendente. Il Consiglio di Amministrazione potrà altresì apportare al Regolamento le modificazioni ed integrazioni ritenute necessarie o opportune per mantenerne quanto più possibile invariati i contenuti essenziali del Piano.

**12.2** In aggiunta a quanto previsto dall'art. 12.1, in caso di eventi suscettibili di influire sugli Obiettivi, sulle Opzioni, sulle Azioni o sul Piano, quali a titolo esemplificativo fusioni, scissioni, offerte pubbliche di acquisto o di scambio, esclusione delle azioni della Società dalla quotazione ufficiale sul Mercato Telematico Azionario, modifiche legislative o regolamentari o altri, il Consiglio di Amministrazione potrà:

**12.2.1** sospendere, per un periodo determinato comunque non superiore a 60 Giorni Lavorativi, il diritto di esercitare le Opzioni Attribuite, le Opzioni Esercitabili e le Opzioni Maturate anche al fine di apportare gli adeguamenti di cui al successivo art. 12.2.2.; e/o

**12.2.2** adeguare i quantitativi di Opzioni Attribuite, Opzioni Esercitabili ed Opzioni Maturate applicando, ove disponibili, le formule matematiche di generale accettazione utilizzate dagli operatori di Borsa ed avvalendosi, ove ritenuto opportuno, di un valutatore esterno indipendente. Il Consiglio di Amministrazione potrà altresì apportare al Regolamento le modificazioni ed integrazioni ritenute necessarie o opportune per mantenerne quanto più possibile invariati i contenuti essenziali del Piano.

**12.3** Qualora l'esercizio delle Opzioni venga sospeso, o le previsioni del Regolamento vengano modificate, secondo quanto previsto in questo art. 12, il Consiglio di Amministrazione comunicherà ai Beneficiari, entro 7 Giorni Lavorativi dalla data della relativa delibera, i termini della sospensione o il contenuto delle modifiche.

**12.4** Resta fermo che per tutta la durata del Piano le Opzioni non potranno essere esercitate nel periodo intercorrente tra la data in cui il Consiglio di Amministrazione della Società approva il progetto di bilancio di esercizio e la data in cui viene messo in pagamento il dividendo in base al calendario predisposto dalla Borsa Italiana S.p.A..

## 13 - Durata del Piano e Clausola Risolutiva

**13.1** Il Piano avrà durata dalla data di approvazione del Regolamento sino al 28 febbraio 2006. Ogni Opzione non esercitata entro il 28 febbraio 2006 verrà definitivamente meno e non potrà più essere esercitata.

**13.2** Resta inteso che l'efficacia del Regolamento è risolutivamente condizionata all'effettiva ammissione a quotazione delle azioni della Società entro il 31 luglio 2001.

### 14 - FORO COMPETENTE

Ogni eventuale controversia tra una o più società del Gruppo ed uno o più Beneficiari scaturente, originata, o dipendente da, o comunque relativa al Piano, al Regolamento, alla Scheda di Adesione ed alla Scheda Richiesta Azioni sarà devoluta alla competenza esclusiva dell'autorità giudiziaria di Treviso.

* * *

Per accettazione integrale di quanto sopra

__________, li ___________

_________________________

(il Beneficiario)

Scheda di Adesione

**PIANO DI STOCK OPTION DI DE'LONGHI S.P.A. 2001/2006**

**A FAVORE DI PARTICOLARI DIPENDENTI**

**ASSEGNAZIONE DELIBERATA DAL CONSIGLIO DI AMMINISTRAZIONE DI DE'LONGHI S.P.A. IL 12 GIUGNO 2001**

Spettabile

De'Longhi S.p.A.

Via Lodovico Seitz 47

Treviso

Il/la sottoscritto/a .......................................(di seguito il "Beneficiario")

Nato/a a ....................................... il .....................................................

Residente a ................................ via .....................................................

Telefono ................................ cod. fisc. .....................................................

Società di Appartenenza ..........................................................................

**Dichiara** di aver preso visione e piena cognizione del Regolamento del Piano di Stock Option di De' Longhi S.p.A. che costituisce parte integrante e sostanziale di questa Scheda di Adesione e che si intende qui interamente richiamato (anche nelle definizioni convenzionali di termini ed espressioni) e di accettarne integralmente, con la sottoscrizione di questa Scheda di Adesione e di copia del Regolamento stesso, i termini, le modalità e le condizioni;

**Dichiara** di essere informato/a che la presente Scheda di Adesione deve essere presentata presso la Direzione Personale di De' Longhi S.p.A. (att.ne dr. Roberto Ceschin) in Treviso, Via Lodovico Seitz 47, a pena di decadenza dal diritto alla attribuzione delle Opzioni, entro e non oltre la data qui di seguito indicata:

| | |
|---|---|
| **Termine ultimo per la consegna di questa scheda di adesione** | ...................... |

**Dichiara** di essere a conoscenza e di accettare che la Società gli ha attribuito n. • Opzioni, il cui esercizio è subordinato al raggiungimento degli Obiettivi sotto descritti:

1.) Tranche A: quanto a n. • Opzioni, al mantenimento del rapporto di lavoro con la Società di Appartenenza (o con altra società del Gruppo nell'ipotesi disciplinata dall'art. 9.3 del Regolamento) durante il periodo intercorrente tra la Data di Attribuzione ed il 31 dicembre 2003;

2.) Tranche B:

2.1) quanto a n. • Opzioni, al raggiungimento, nell'esercizio che si chiuderà al 31 dicembre 2003, di un EBITDA a livello di Gruppo De' Longhi escluso Kenwood, Totale Mercati Esteri (escluso i seguenti dettagli segmenti: Murali, Idronici e altro, Riscaldamento Fisso, Condizionamento Grandi Impianti, Cucine e Piani Cottura), non inferiore ad Euro.....................; al riguardo si precisa che il risultato relativo all'esercizio 2003 sarà consuntivato applicando gli stessi criteri adottati per la definizione dell'obiettivo sopra indicato, che siano noti ai beneficiari come nel seguito sinteticamente descritti, e si intende a cambi correnti dell'anno 2003 e costi effettivi;

2.2) quanto a n. • Opzioni, al raggiungimento, nell'esercizio che si chiuderà al 31 dicembre 2003, di un rapporto Capitale Circolante Operativo Netto / Ricavi Netti Totali, a livello di Gruppo De' Longhi incluso Kenwood, uguale o inferiore a .....%; al riguardo si precisa che il risultato relativo all'esercizio 2003 sarà consuntivato applicando gli stessi criteri adottati per la definizione dell'obiettivo sopra indicato, che siano noti ai beneficiari come nel seguito sinteticamente descritti, ed utilizzando valori di Capitale Circolante Operativo Netto e Ricavi Netti Totali espressi a cambi correnti dell'anno 2003.

L'EBITDA è uguale alla somma del Reddito Operativo e degli Ammortamenti, secondo le evidenze periodiche del Controllo di Gestione.

Il Capitale Circolante Operativo Netto è uguale alla somma dei crediti commerciali (al netto del fondo svalutazione crediti) e delle rimanenze finali di magazzino (al netto del fondo svalutazione magazzino), meno i debiti verso fornitori, desunti dal bilancio civilistico consolidato di riferimento.

I Ricavi Netti Totali sono pari alla somma dei ricavi delle vendite e prestazioni e degli altri ricavi e proventi, desunti dal bilancio civilistico consolidato di riferimento.

**Dichiara** di essere a conoscenza e di accettare che le Opzioni Maturate potranno essere esercitate nei tempi e con le modalità indicati nel Regolamento, e comunque entro e non oltre il 28.02.2006;

**Dichiara** di essere a conoscenza e di accettare che il prezzo determinato da De' Longhi S.p.A. per l'esercizio di ciascuna Opzione dante diritto alla sottoscrizione di una Azione Ordinaria di De' Longhi S.p.A. è quello indicato all'articolo 8 del Regolamento, e più precisamente il prezzo cui verranno offerte le azioni ordinarie della Società nell'ambito dell'Offerta Pubblica di Sottoscrizione finalizzata alla quotazione di tali titoli nel Mercato Telematico Azionario;

**Dichiara** di conoscere il trattamento fiscale vigente nel proprio Paese di residenza per le opzioni ad egli assegnate in ragione del presente piano di Stock Option o, in mancanza, di impegnarsi a consultare il proprio consulente fiscale;

**Conferma** a tutti gli effetti e sotto la propria esclusiva responsabilità, l'esattezza dei dati anagrafici sopra indicati;

**Conferma** di essere informato/a e di accettare che, qualora questa Scheda di Adesione risultasse incompleta in quanto non debitamente compilata o sottoscritta in tutte le sue parti, la stessa sarà priva di efficacia;

**Prende atto ed accetta** che la Fiduciaria sia incaricata dalla Società di porre in essere le attività di gestione del Piano, ivi compresa la predisposizione ed in invio, in nome proprio ma per conto della Società, delle comunicazioni connesse al funzionamento del Piano medesimo;

**Chiede** che gli siano confermate da De' Longhi S.p.A., mediante sottoscrizione di copia della presente Scheda di Adesione, la ricevuta della stessa, il prezzo al quale potranno essere, ai sensi dell'art. 8 del Regolamento, sottoscritte/acquistate le Azioni in caso di raggiungimento degli Obiettivi, l'adesione al Piano di Stock Option, nonché l'attribuzione delle Opzioni relative alla Tranche A ed alla Tranche B.

__________, li __________

______________________

(il Beneficiario)

Ai sensi e per gli effetti dell'art. 1341 e 1342 cod. civ., il Beneficiario dichiara di approvare specificamente per iscritto i seguenti articoli del Regolamento del Piano di Stock Option: 3. (Attribuzione delle Opzione ed adesione al Piano), 4. (Natura e caratteristiche delle Opzioni e delle Azioni), 5. (Criteri e modalità di attribuzione delle Opzioni), 6. (Obiettivi), 7. (Esercizio delle Opzioni e consegna delle Azioni), 9. (Sorte delle Opzioni in caso di cessazione del rapporto di lavoro), 10. (Sorte delle Opzioni in caso di decesso del Beneficiario), 11. (Regime fiscale delle Opzioni e delle Azioni), 12. (Adeguamenti del Regolamento), 13. (Durata del Piano e Clausola Risolutiva) e 14. (Foro Competente).

__________, li __________

______________________________

(il Beneficiario)

Il Beneficiario prende atto delle seguenti circostanze: (i) che la Società intende servirsi della Fiduciaria per l'espletamento di alcune attività di carattere amministrativo inerenti la gestione del Piano, (ii) che pertanto la Società dovrà trasmettere alla Beneficiaria alcuni dati personali inerenti il Beneficiario medesimo, (iii) che il conferimento di tali dati ha natura obbligatoria, in quanto in sua assenza la Fiduciaria non potrà espletare il mandato che le verrà conferito, (iv) che titolare dei dati personali che dovranno essere comunicati è la Società di Appartenenza e (v) che al Beneficiario spettano i diritti di cui all'art. 13 della suddetta Legge 675/1996, tra cui il diritto di conoscere i dati personali trasmessi e farli integrare o modificare o cancellare per violazione di legge, ovvero opporsi al loro trattamento. Alla luce di quanto sopra, con la firma apposta in calce, il Beneficiario acconsente alla trasmissione dei propri dati personali alla Fiduciaria per le finalità sopra descritte.

__________, li __________

______________________________

(il Beneficiario)

Per ricevuta di questa Scheda di Adesione, conferma dell'adesione al Piano e attribuzione delle Opzioni della Tranche A e della Tranche B, nonché indicazione del prezzo unitario per Azione, in caso di raggiungimento degli Obiettivi:

| | |
|---|---|
| **Prezzo per azione (Euro)** | __________ |

__________, li __________

______________________________

(De' Longhi S.p.A.)

*Allegato "sub 1" al*

**REGOLAMENTO**

**DEL PIANO DI *STOCK OPTION* DI DE'LONGHI S.P.A. 2001/2006**

**A FAVORE DI PARTICOLARI DIPENDENTI**

Tenuto conto della normativa tributaria britannica applicabile alle opzioni attribuite ed alle azioni assegnate in base al presente Piano dalla Società a dipendenti residenti ai fini fiscali nel Regno Unito, normativa secondo cui è accordato ai beneficiari un trattamento fiscale agevolato a condizione che il Piano sia preventivamente approvato dall'Amministrazione finanziaria britannica (*Inland Revenue*), la Società condiziona sospensivamente l'esecuzione del presente Piano, con ciò intendendo in particolare ma non solo l'attribuzione delle opzioni, l'assegnazione delle azioni, le modalità, i termini e la quantità attribuibili o assegnabili in base al presente Piano, nei confronti dei dipendenti sopra indicati fino a che detta preventiva autorizzazione non sia stata accordata nei termini ed alle condizioni di legge.

02 APR 30 AM 11:

# Articles of Association

## CHAPTER I Name – Registered Office – Duration - Purpose

### Article 1 Name

A public limited company is hereby organised under the name of "DE' LONGHI S.P.A."

### Article 2 Registered Office

The Company's Registered Office shall be in Italy - Treviso, 47, Via Lodovico Seitz.

The Company may establish subsidiaries, agencies and representative offices elsewhere.

### Article 3 Duration

The duration of the Company shall be until December 31, 2100 and may be extended by a resolution of the Extraordinary General Shareholders' Meeting.

### Article 4 Company Purpose

The Company has as its purpose:

- The activities of construction, light engineering and trading including freely executing the activities of design, development, manufacture, assembly, purchase, trading and sale of household appliances and white goods, electric and electronic appliances, air conditioning installations for civil and/or industrial use, also through the contracting out of such activities to third parties.

These activities may be executed both directly and by acquiring shareholdings in other companies operating in the market sector.

- The wholesale and retail trading of the products that are the subject of the company's activities as given under the first clause.

- The management both in the name of the Company and on behalf of third parties of retail outlets and stores for the products that are the subject of company activities as given under clause 1, both in Italy and abroad.

- The execution of activities related or however functional to the finality of the Company's purpose including advertising, IT, telecommunications, multimedia activities and generally commercial, financial, real estate, research, training and consultant activities, insofar as they are related to the activities given under the aforementioned clauses.

- The acquiring of shareholdings in general that are not for transfer or sale, including acquisition, holding and disposal of the rights, represented or not represented by shares, regarding the capital of other concerns, and the technical and financial co-ordination of the organisations in which the Company has acquired a shareholding.

- The activity of financing, which may only be practised insofar as the companies are controlling or controlled or affiliated pursuant to article 2359 of the Italian Civil Code or however part of the Group, including the said activity of financing wherein comprising the issuing of guarantees as a substitute for financing and the underwriting of financial undertakings therein including the operations of acquiring credit, issuing guaranties and sureties, the opening of documentary credit, acceptance of bills of exchange, indorsements, as well as commitments to grant credit. The Company may also execute all commercial, financial, industrial, personal and real property guarantees, grant guarantees, *aval*s and surety in general, also on behalf of third parties, and any and all other operations that the Company may deem fit and necessary for performing the company purpose.

- The Company purpose strictly excludes the practise of financial operations involving the general public as prescribed under article 106 of Decree Law 385/93, the subscription of

savings from the general public and the practise of credit activities as well as the practice of those activities that are solely reserved to members of professional chartered bodies.

## CHAPTER II Company share capital - Shares

### Article 5 Share Capital

The share capital has been fixed as 501,492,540 EURO (five hundred and one million four hundred and ninety-two thousand five hundred and forty) divided into 167,164,180 (one hundred and sixty-seven million one hundred and sixty-four thousand one hundred and eighty) shares each with a par value of 3 (three) EURO underwritten and paid up for 336,000,000 (three hundred and thirty six million) EURO, which may be subscribed to at third parties within and not after 31 December 2001, as per the Minutes of the Extraordinary General Shareholders Meeting held on 18 April 2001, digest number 72537, registered by Notary Public Ada Stiz.

The Extraordinary Meeting of Shareholders may delegate to the Board of Directors pursuant to article 2443 of the Italian Civil Code, the faculty of increasing the share capital observing the methods and within the limits of the provision of the said Italian Civil Code article 2443. In the same Minutes of the Extraordinary General Shareholders Meeting of 18 April 2001, the shareholders carried a resolution to grant the Board of Directors the faculty of increasing the company share capital against inseparable payment with the exclusion of option rights up to a maximum 22,500,000 EURO (twenty-two million five hundred thousand), with a maximum issue of 7,500,000 (seven million five hundred thousand) above par value shares; this increase should be voted and carried by 18 April 2006 and put at the disposal of one or more incentive plans for managers and employees of the Company

and of controlled companies.

The shares shall be registered and may not be divided. Each share carries the right to one vote.

The share capital may be increased more than once as allowed by law, also including the issue of shares with different rights respect to those in circulation.

The Company may also issue bonds that are convertible to shares.

**Article 6 Share transferability**

Shares may be freely transferred both in the event of death and by act between living persons.

## CHAPTER III Shareholders Meetings

**Article 7 Notice of Meetings, right of attendance and representation**

The notice of Meeting both for General Annual and Extraordinary Shareholders Meetings, which may be held, in addition to the Company's domicile, in another place as long as this is within the European Union and the right of attendance and the right of representation at the Meeting as well as the constitutional majorities and those required for unanimously carrying resolutions are governed by law.

The Annual General Shareholders Meeting shall be held at least once a year within four months from the end of the Company's financial year. In the event of supervening special requirements, the Annual General Meeting may be held within six months from the end of the Company's financial year.

**Article 8 Chairman of the Meeting**

The Meeting shall be chaired by, in this order, the President of the Board of Directors, the

Vice President of the Board of Directors, if nominated, and, in their absence by a person appointed from the attendees.

The Chairman shall be assisted by a Secretary nominated by the Shareholders that have the faculty of choosing a person who is not a shareholder. The assistance of a Secretary shall not be required for recording the Meeting Minutes when this function is assigned to a Notary Public.

The Chairman shall be responsible for verifying the right of attendance and representation, also by proxy, and to ascertain that the Meeting is legally constituted with the quorum required to unanimously carried resolutions, chair and moderate discussions of business and establish the order and the method for voting, as well as proclaiming the outcome of the same. The resolutions carried by the meeting shall be recorded in the Meeting Minutes, which shall be signed by two signatories, one of whom should be the Chairman and the other the Recording Secretary or the Notary Public if, nominated.

## CHAPTER IV Company Administration

### ARTICLE 9 The administrative Organ

The Company shall be administered and its operations duly organised by a Board of Directors consisting of a minimum of three and a maximum of thirteen full members. The Shareholders shall determine the number of members constituting the Board of Directors, which shall remain unaltered until otherwise amended by a resolution.

The Board of Directors shall remain in office for the term established at the time of their election by the shareholders, which shall not exceed the period of three years. Board Members may be re-elected.

Should more than half of the Board Members cease to be in office, due to resignation of office or for any other cause whatsoever, the entire Board of Directors shall be considered disqualified with effect from the time of its re-formation.

**Article 10 Powers and Functions of the Board of Directors.**

The Board of Directors is vested with the widest powers for the general and extraordinary administration of the Company, without any restrictions whatsoever, with the faculty to execute and implement all the acts that it deems necessary for meeting the Company's purpose, those that the law or the Articles of Association assign to the shareholders being excepted.

More specifically, the Board of Directors shall have complete authority, in addition to those non-delegable functions assigned to the members by law, for

- adopting budgets and three year operating plans,
- fixing the criteria for drafting and amending Company by-laws,
- appointing and dismissing Managing Directors and the ratification of operations that are significant to company development with the corresponding parties.

For the execution of its resolutions and for the management of the Company, the Board of Directors, within the limits of the law, may:

- set up an Executive Committee, establishing its powers, the number of members and working methods,
- authorise fitting powers establishing the limits of this authority to one or more Company officers,
- nominate one or more Committees with advisory functions, also with the purpose of bring the Company management system in line with the recommendations of corporate

governance,

- appoint one or more Managing Directors, establishing functions and powers,

- appoint, or grant officers the faculty of appointing directors, vice directors, attorneys in fact and, generally agents, for the fulfilment of certain acts or categories of acts or for certain operations.

The Board of Directors, through the President or other Board Directors appointed with the function shall report to the Board of Italian Statutory Auditors on Company operating and other significant economic, financial operations and those effecting Company assets and liabilities, implemented out by the Company or by controlled companies. More specifically, the Board shall report those operations that may represent potential conflict of interests. Reporting to the Auditors shall be made promptly and in any case shall be on a regular basis each quarter, during the Board Meetings or via a written report addressed to the President of the Board of Statutory Auditors.

**Art. 11 The working of the Board of Directors**

The Board of Directors shall elect a President among its members - where this has not been implemented by the shareholders – and shall appoint a Vice president. Both may be re-elected for a second term.

Board Director meetings shall be chaired by the President or by the Vice President in the case of the President's absence or impediment. In the case of absence of the Vice President, the Chair shall be appointed to one of the Board Directors in attendance. The Board of Directors shall appoint a Secretary who may also be a person who is not a member of the Board.

**Article 12 Validity of Board resolutions**

For resolutions carried by the Board to be valid, the majority of members in office should be in attendance. Resolutions are carried by an open vote and by a unanimous majority, excluding abstentions from the counting of votes; in the case of an equal number of votes, the President shall have the casting vote.

**Article 13 Notice of Board Meetings**

The President or acting President shall serve notice for Board Meetings to be held at the Company's registered office or elsewhere (within the European Union or in the united States of America), each time that he deems the procedure fit in the interests of the company or after having received a written request indicating the business to be discussed from the majority of Board Members in office or from the Board of Statutory Auditors, or from at least two of the members together with an Agenda of business to be transacted.

Notice shall indicate the date of the meeting, the time and place and the business to be transacted.

Notice shall be given by registered letter, telegram, telex or fax and shall be sent at least five days prior to the date of the meeting, urgent or emergency cases being excepted, when notice may be communicated up to twenty-four hours prior to the meeting date. Notice shall also be given under the same terms to the Acting Statutory Auditors.

The Board of Directors' meetings may be validly held using videoconference technology, insofar as the identity of the persons in attendance via the audio-video link can be validly established, that all attendees have the possibility of orally participating in the Meeting, in real time, and in all business being transacted and to view and receive documents and to be able to transmit the same. The Board of Directors' Meeting is considered to be held in the place where the President and the Secretary are in attendance together.

## CHAPTER V THE BOARD OF STATUTORY AUDITORS

### Article 14 The Board of Statutory Auditors

The Board of Statutory Auditors shall be composed of three Acting Auditors and three Substitute Statutory Auditors in possession of the requisites provided for by law and the professional chartered regulations. For this purpose, the subject matter and areas of specialisation shall be strictly related to those of the Company, indicated in the Company purpose, with specific reference to companies or organisations operating in the industrial, commercial, property, IT finance and service provision markets in general.

The Annual General Meeting of shareholders shall elect the Board of Statutory Auditors and shall establish remuneration. The minority shareholder has the right to elect one Acting Auditor and one Substitute Auditor. The appointment of the Board of Statutory Auditors shall be implemented based on a list of candidates, each indicated with a progressive number, provided by the shareholders, the case provided for in the penultimate paragraph of this article being excepted. Each list shall contain a number of candidates that should not exceed the number of members to be elected. The shareholders with the right to present a list are shareholders that either singly or together with other shareholders represent at least 2% of the shares with voting rights during the Annual General Meeting.

The list of candidates that are underwritten by the proposing parties shall be registered at the Company's registered office at least ten days prior to the date fixed for the General Shareholders Meeting convened in first session. To the list of candidates a curriculum detailing the professional background and qualifications of candidates shall be attached and a declaration signed by the candidates accepting the nomination and, under personal

responsibility, stating that no known impediment exists preventing election or incompatibility with the proposed office and that the requisites required by law, by the regulations and by the articles for the office have been met. Lists presented that do not conform to the aforementioned dispositions shall be considered as non presented.

Each candidate may only be indicated on a single list, penalty being non-eligibility. Those who are not in possession of the legal requisites or, who already hold the office of Acting Auditor in more than five Companies that are quoted on regulated Italian stock markets, excluding companies controlled by De'Longhi S.p.A may not be elected.

Each party with the right to vote may present and vote only one list.

The following method is used to elect the members of the Board of Statutory Auditors:

- From the list that obtains the highest number of votes from shareholders, two acting members and one substitute member shall be indicated, respecting the progressive order of the candidates as they appear on the list,
- From the list that obtains the second highest number of votes from shareholders, the remaining Acting member and the remaining Substitute member shall be indicated, respecting the progressive order of the candidates as they appear on the list,
- In the case that more than one list obtains an equal number of votes, a second ballot shall be taken between these lists, voted for by all shareholders attending the meeting and the candidates shall be elected on the list that obtains the simple majority of votes.

The chair of the Board of Statutory Auditors shall be assigned to the acting member indicated as the first candidate on the list that obtained the highest number of votes.

In the case of premature death, resignation or forfeiture of a Statutory Auditor, the member's office shall be covered by the substitute on the same list of the member no

longer in office. In the event that the President of the Board should be replaced, the Presidency is assumed by the other acting Auditor member, whose name is on the same list as the President no longer in office. In the case that it is not possible to proceed with substitutions of office using the above procedure and criteria, a General Shareholders Meeting shall be held to elect the required number of members that shall be carried with a relative majority vote.

When the General Shareholders Meeting must proceed, pursuant to the dispositions in the aforementioned paragraph or pursuant to law, to appoint the acting or substitute Auditors in order to integrate the requisite number for the Board, the following procedure shall be adopted:

- when the substitution of Auditors concerns those elected from the majority list, the appointment is implemented by a relative majority vote without restrictions regarding the list,
- when the substitution of Auditors concerns those elected from the minority list, it is necessary to make substitutions of Auditors from those candidates on the minority lists, and the shareholders' meeting substitutes them using a relative majority vote, choosing, where possible, between the candidates indicated on the list with the name of the Auditor to be substituted,
- In the case that only one list has been presented, the shareholders' meeting will vote this list; in the case that this list obtains the relative majority of votes, the first three candidates on the list shall be elected as Acting Auditors respecting the progressive order of the list and, as Substitute Auditors, the fourth and fifth candidate on the list. The Presidency shall be assigned to the first candidate on the list presented. In the case of death, resignation or

forfeiture of an Auditor, or in the case that the President of the Board of Statutory Auditors should be substituted, their place shall be taken by the substitute Auditor and the Acting Auditor, respectively, in the order of the progressive appearance of their names on the same list. In the case that no lists are presented, the Board of Statutory auditors and the President shall be appointed by the shareholders' meeting with a legal majority of votes. The retiring auditors may be re-elected.

## CHAPTER VI Company legal representatives and signing with Company name

### Article 15 Legal Representatives

Legal representation of the Company and signing with the Company name, with all the powers that these functions entail, including those of representation in all levels of the Courts and jurisdiction and the faculty to appoint legal council or attorneys, also with general powers of authority shall be the responsibility of the President of the Board of Directors and, if appointed, the Vice President and the Directors who have been vested with these specific powers, within the limits of the authority that has been assigned to them by the Board of Directors. Each of the aforesaid representatives shall have the power to act singly and shall have the power to grant Company legal representation and signing with the company name to litigation attorneys or attorneys for specific acts and operations or for categories of acts and operations.

## CHAPTER VII Balance Sheet, financial statements and profits

### Article. 16 The Company's financial year and Financial Statements

The Company's financial year shall end on 31st December of each year.

**Article 17 Allocation of profits**

Profits after tax at the end of the financial year shall be allocated to:

- the legal reserve, for a share equal to 5% until the same does not equal a fifth of the share capital,
- the remaining profits after tax shall be at the disposal of the shareholders Meeting which, by adopting one or both of the solutions, may allocate them as dividends to shareholders or allocate them for incrementing company reserves.

Dividends that are not claimed within five years from the day that they are collectable shall be reclaimed by the Company. Advances on dividend payments may be made in accordance with legislation in force.

## CHAPTER VIII Final provisions

**Article 18. Winding up and liquidation**

Supervening at any time and for any reason whatsoever, winding up of the Company shall be decided by the shareholders, which shall establish the liquidation procedures.

The Shareholders shall appoint one or more receivers and shall establish their functions and remuneration.

**Article 19 Governing Law**

For any matter, provision for which has not made in these Articles of Association, referral shall be made to the Italian Civil Code and the laws governing the subject matter.

SIGNED Giuseppe De' Longhi

SIGNED Ada Stiz Notaio (L.S.)

# Statuto De' Longhi S.p.A

## Titolo I Denominazione - Sede - Durata - Oggetto Sociale

Art. 1 Denominazione

E' costituita una società per azioni con la denominazione "DE' LONGHI S.P.A."

Art. 2 Sede

La Società ha sede legale in Treviso Via Lodovico Seitz n. 47.

La società potrà istituire altrove succursali, agenze e rappresentanze.

Art. 3 Durata

La durata della società è fissata al 31 dicembre 2100 e potrà essere prorogata per deliberazione dell'assemblea straordinaria dei soci.

Art. 4 Oggetto Sociale

La Società ha per oggetto: l'attività di costruzione, lavorazioni metalmeccaniche e commercializzazione, tra cui senza limitazione, l'ideazione, progettazione, produzione, assemblaggio, acquisto, commercializzazione e vendita di apparecchi elettrodomestici, apparecchi elettrici ed elettronici, impianti per il trattamento dell'aria ad uso civile e/o industriale, il tutto anche mediante commissione a terzi.

Tali attività possono essere esercitate sia direttamente sia mediante assunzione di partecipazioni in altre società comunque operanti nel settore;

il commercio all'ingrosso ed al minuto di prodotti inerenti all'attività di cui al primo comma; la gestione, sia in proprio che per conto terzi, di esercizi e negozi inerenti all'attività di cui al primo comma, sia in Italia che all'estero; lo svolgimento di attività connesse o comunque utili al perseguimento dello scopo

sociale, ivi comprese le attività pubblicitarie, informatiche, telematiche e multimediali, ed in genere le attività commerciali, finanziarie, immobiliari, di ricerca, formazione e consulenza purchè connesse all'attività di cui ai commi precedenti;

l'attività di assunzione di partecipazioni in genere, non finalizzata alla loro alienazione, comprensiva dell'attività di acquisizione, detenzione e gestione dei diritti, rappresentati o meno da titoli, sul capitale di altre imprese, e di coordinamento tecnico e finanziario degli enti nei quali siano state assunte partecipazioni; l'attività di finanziamento, da esercitarsi esclusivamente nei confronti di società controllanti, controllate o collegate ai sensi dell'art. 2359 cod. civ. e controllate da una stessa controllante e comunque all'interno del gruppo, comprensiva detta attività della concessione di crediti ivi compreso il rilascio di garanzie sostitutive del credito e di impegni di firma ivi comprese le operazioni di acquisto di crediti, di rilascio di fideiussioni, avalli, aperture di credito documentario, accettazioni, girate, nonché impegni a concedere credito.

La società potrà inoltre compiere tutte le operazioni commerciali, finanziarie, industriali, mobiliari ed immobiliari, concedere fidejussioni, avalli, garanzie in genere anche a favore di terzi, operazioni tutte ritenute strumentali per il conseguimento dell'oggetto sociale.

Sono tassativamente escluse dall'oggetto sociale l'esercizio nei confronti del pubblico delle attività di cui all'art. 106 del D. Lg. 385/93, le operazioni di raccolta di risparmio tra il pubblico e l'esercizio del credito nonché le attività riservate a soggetti iscritti in albi professionali.

**Titolo II** Capitale sociale - Azioni

Art. 5

Capitale sociale

Il capitale sociale deliberato è di Euro 501.492.540.= (cinquecentounmilioniquattrocentonovantaduemilacinquecentoquaranta), diviso in n. 167.164.180.= (centosessantasettemilionicentosessantaquattromila-centoottanta) azioni del valore nominale di Euro 3 (tre) ciascuna, sottoscritto e versato per Euro 336.000.000.= (trecentotrentaseimilioni), da sottoscriversi presso terzi entro e non oltre il 31 dicembre 2001 come da Verbale di Assemblea straordinaria dei soci in data 18 aprile 2001 rep. 72537 a rogito Notaio Ada Stiz.

L'assemblea straordinaria dei soci può delegare a norma dell'art. 2443 C.C. al Consiglio di Amministrazione la facoltà di aumentare il capitale sociale con l'osservanza delle modalità e dei limiti previsti allo stesso articolo 2443 C.C.

Con Verbale di assemblea straordinaria in data 18 aprile 2001 l'assemblea ha attribuito al Consiglio di amministrazione la facoltà di aumentare il capitale sociale a pagamento in via scindibile con esclusione del diritto di opzione fino ad un massimo di Euro 22.500.000.= (ventiduemilionicinquecentomila) con emissione di massimo n. 7.500.000.= (settemilionicinquecentomila) azioni con sovrapprezzo; tale aumento, dovrà essere deliberato entro il 18 aprile 2006 ed è posto al servizio di uno o più piani di incentivazione riservati a dirigenti e dipendenti della società e delle sue controllate.

Le azioni sono nominative ed indivisibili. Ogni azione ha diritto ad un voto.

Il capitale sociale potrà essere aumentato una o più volte nelle forme di legge, anche con emissione di azioni aventi diritti diversi da quelli delle azioni in circolazione.

La società potrà emettere anche obbligazioni convertibili in azioni.

Art. 6

Trasferibilità delle azioni

Le azioni sono liberamente trasferibili sia mortis causa sia per atto tra vivi.

**Titolo III** Assemblea

Art. 7 Formalità per la convocazione, diritto di intervento e rappresentanza

La convocazione dell'Assemblea, ordinaria e straordinaria che può tenersi anche in luogo diverso dalla sede legale, purché nell'ambito dell'Unione Europea, il diritto di intervento e la rappresentanza in assemblea nonchè le maggioranze deliberative e costitutive sono regolate dalla legge.

L'Assemblea ordinaria deve essere convocata almeno una volta all'anno entro quattro mesi dalla chiusura dell'esercizio sociale. Quando particolari esigenze lo richiedono, l'Assemblea ordinaria può essere convocata entro sei mesi dalla chiusura dell'esercizio sociale.

Art. 8

Presidenza dell'assemblea

L'assemblea è presieduta, nell'ordine, dal Presidente del Consiglio di Amministrazione, dal Vice Presidente, ove nominato, e in loro assenza da persona designata dagli intervenuti.

Il Presidente è assistito da un Segretario nominato dall'Assemblea, che può

sceglierlo anche al di fuori degli azionisti. L'assistenza del segretario non è necessaria quando la redazione del verbale dell'Assemblea sia affidata ad un notaio.

Spetta al Presidente dell'Assemblea constatare il diritto di intervenire, anche per delega, accertare se l'Assemblea è regolarmente costituita ed in numero legale per deliberare, dirigere e regolare la discussione, stabilire l'ordine e le modalità delle votazioni nonché proclamarne l'esito.

Le deliberazioni dell'Assemblea devono constare da verbale sottoscritto dal Presidente e dal Segretario, oppure dal notaio se nominato.

**Titolo IV** Amministrazione

Art. 9

Organo Amministrativo

La società è amministrata da un Consiglio di Amministrazione composto da un minimo di tre ad un massimo di tredici membri. L'Assemblea determina il numero dei componenti il Consiglio, numero che rimane fermo fino a sua diversa deliberazione.

Il Consiglio di Amministrazione dura in carica per il periodo stabilito all'atto della nomina dall'Assemblea, che in ogni caso non può superare i tre anni. I Consiglieri sono rieleggibili.

Qualora per rinuncia o per qualsiasi altra causa venga a cessare più della metà degli Amministratori, l'intero Consiglio si intende decaduto con effetto dal momento della sua ricostituzione.

Art. 10

Poteri dell'Organo Amministrativo

Il Consiglio di Amministrazione è investito dei più ampi poteri per la gestione ordinaria e straordinaria della Società senza limitazione alcuna, con facoltà quindi di compiere tutti gli atti che riterrà più opportuni per l'attuazione e il raggiungimento dello scopo sociale, esclusi soltanto quelli che la legge o lo statuto riservano all'Assemblea dei soci.

In particolare, sono riservate all'esclusiva competenza del Consiglio di Amministrazione, oltre alle attribuzioni non delegabili ai sensi di legge,

- l'approvazione dei *budget* e dei piani triennali,
- la fissazione dei criteri relativi alla formazione ed alla modificazione dei regolamenti interni,
- la nomina e la revoca di direttori generali e la ratifica di operazioni significative con parti correlate.

Per l'esecuzione delle proprie deliberazioni e per la gestione sociale, il Consiglio di Amministrazione, nell'osservanza dei limiti di legge, può:

- istituire un Comitato Esecutivo, determinandone i poteri, il numero dei componenti e le modalità di funzionamento,
- delegare gli opportuni poteri, determinando i limiti di delega, ad uno o più amministratori,
- nominare uno o più Comitati con funzioni consultive, anche al fine di adeguare il sistema di governo societario alle raccomandazioni in tema di *corporate governance*,
- nominare uno o più direttori generali, determinandone le attribuzioni e le

facoltà,

- nominare, o attribuire ad amministratori la facoltà di nominare, direttori, vice direttori, procuratori, e, più, in generale, mandatari, per il compimento di determinati atti o categorie di atti o per operazioni determinate.

Il Consiglio di Amministrazione, tramite il Presidente o altri consiglieri a ciò delegati, riferisce al Collegio Sindacale sull'attività svolta e sulle operazioni di maggior rilievo economico, finanziario e patrimoniale, effettuate dalla Società o dalle società controllate; in particolare riferisce sulle operazioni in potenziale conflitto di interesse. Tale comunicazione viene effettuata tempestivamente e comunque con periodicità almeno trimestrale, in occasione delle riunioni del Consiglio di Amministrazione ovvero mediante nota scritta indirizzata al Presidente del Collegio Sindacale.

Art. 11

Funzionamento del Consiglio di Amministrazione

Il Consiglio di Amministrazione elegge fra i propri membri un Presidente - ove l'Assemblea non vi abbia già provveduto - e può nominare un Vice Presidente. Entrambi sono rieleggibili.

Le adunanze del Consiglio di Amministrazione sono presiedute dal Presidente, o dal Vice Presidente in caso di sua assenza o impedimento. In assenza del Vice Presidente, la presidenza spetta al Consigliere nominato dagli intervenuti.

Il Consiglio di Amministrazione nomina un Segretario che può essere scelto anche al di fuori dei suoi membri.

Art. 12

Validità delle deliberazioni del Consiglio

Per la validità delle deliberazioni del Cosiglio di Amministrazione dovrà essere presente la maggioranza degli amministratori in carica.

Le deliberazioni sono prese a voto palese e a maggioranza assoluta dai votanti, esclusi quindi dal computo gli atenuti, in caso di parità prevale il voto di chi presiede.

Art. 13

Convocazione del Consiglio

Il Presidente, o chi ne fa le veci, riunisce il Consiglio di Amministrazione nella sede sociale o altrove (in Italia o nell'ambito dell'Unione Europea o negli Stati Uniti d'America), ogni qual volta lo giudichi opportuno nell'interesse sociale o ne sia fatta domanda scritta indicante gli argomenti da trattare dalla maggioranza dei Consiglieri in carica o dal Collegio Sindacale, o ancora da almeno due dei suoi membri, e ne formula l'ordine del giorno.

La convocazione indicherà la data della riunione, l'ora ed il luogo e gli argomenti da trattare.

Detta convocazione sarà fatta con lettera raccomandata, telegramma, telex o telefax da spedirsi almeno cinque giorni prima dell'adunanza, salvo casi di urgenza nei quali tale termine potrà essere ridotto fino ad un minimo di ventiquattro ore. Della convocazione viene dato, nello stesso termine, avviso ai Sindaci effettivi.

Le riunioni del Consiglio di Amministrazione possono essere validamente tenute in audiovideoconferenza, purché risulti garantita l'esatta identificazione

delle persone legittimate a presenziare dagli altri capi del video, la possibilità di tutti i partecipanti di intervenire oralmente, in tempo reale, su tutti gli argomenti, di poter visionare e ricevere documentazione e di poterne trasmettere. La riunione del Consiglio di Amministrazione si considera tenuta nel luogo in cui si devono trovare, simultaneamente, il Presidente ed il Segretario.

**Titolo V** Collegio Sindacale

Art. 14

Collegio Sindacale

Il Collegio Sindacale è costituito da tre sindaci effettivi e da due supplenti che siano in possesso dei requisiti di cui alla vigente normativa anche regolamentare; a tal fine si terrà conto che materie e settori di attività strettamente inerenti a quelli dell'impresa sono quelli indicati nell'oggetto sociale, con particolare riferimento a società o enti operanti in campo industriale, commerciale, immobiliare, informatico finanziario e dei servizi in genere.

L'Assemblea ordinaria elegge il Collegio Sindacale e ne determina il compenso. Alla minoranza è riservata l'elezione di un sindaco effettivo e di un sindaco supplente. La nomina del Collegio Sindacale avviene, salvo il caso previsto dal penultimo comma del presente articolo, sulla base di liste presentate dai soci nelle quali i candidati sono elencati mediante numero progressivo. Ciascuna lista contiene un numero di candidati non superiore al numero dei membri da eleggere. Hanno diritto di presentare una lista i soci che, da soli od insieme ad altri soci, rappresentino almeno il 2% delle azioni con diritto di voto

nell'assemblea ordinaria.

Le liste dei candidati, sottoscritte da coloro che le presentano, devono essere depositate presso la sede legale della Società almeno dieci giorni prima di quello fissato per l'assemblea in prima convocazione. In allegato alle liste devono essere fornite una descrizione del *curriculum* professionale dei soggetti designati e le dichiarazioni con le quali i singoli candidati accettano la candidatura ed attestano, sotto la propria responsabilità, l'inesistenza di cause di ineleggibilità o di incompatibilità, nonché l'esistenza dei requisiti prescritti dalla legge, dai regolamenti vigenti e dallo statuto per la carica. Le liste presentate senza l'osservanza delle disposizioni che precedono sono considerate come non presentate.

Ogni candidato può essere inserito in una sola lista a pena di ineleggibilità. Non possono altresì essere eletti sindaci coloro che non siano in possesso dei requisiti stabiliti dalle norme applicabili o che già rivestano la carica di sindaco effettivo in oltre cinque società con titoli quotati nei mercati regolamentati italiani, con esclusione delle società controllate da De'Longhi S.p.A..

Ogni avente diritto al voto può presentare e votare una sola lista.

Alle elezioni dei membri del Collegio sindacale si procede come segue:

- dalla lista che ha ottenuto in Assemblea il maggior numero di voti sono tratti, nell'ordine progressivo nel quale sono elencati nella lista stessa, due membri effettivi ed uno supplente;

- dalla lista che ha ottenuto in Assemblea il maggior numero di voti dopo la prima, sono tratti, nell'ordine progressivo con il quale sono elencati nella lista

stessa, il restante membro effettivo ed il secondo membro supplente;

- nel caso in cui più liste abbiano ottenuto il medesimo numero di voti, si procede ad una nuova votazione di ballottaggio tra tali liste da parte di tutti i soci presenti in assemblea, risultando eletti i candidati della lista che ottenga la maggioranza semplice dei voti.

La presidenza del Collegio Sindacale spetta al membro effettivo indicato come primo candidato nella lista che ha ottenuto il maggior numero di voti.

In caso di morte, rinuncia o decadenza di un sindaco, subentra il supplente appartenente alla medesima lista di quello cessato. Nell'ipotesi di sostituzione del Presidente del Collegio Sindacale, la presidenza è assunta dall'altro membro effettivo tratto dalla lista cui apparteneva il Presidente cessato. Qualora non sia possibile procedere alla sostituzione secondo i suddetti criteri, verrà convocata un'assemblea per l'integrazione del Collegio Sindacale che delibererà a maggioranza relativa.

Quando l'Assemblea deve provvedere, ai sensi del comma precedente ovvero ai sensi di legge, alla nomina dei sindaci effettivi e/o dei supplenti necessaria per l'integrazione del Collegio Sindacale si procede come segue:

- qualora si debba provvedere alla sostituzione di sindaci eletti nella lista di maggioranza, la nomina avviene con votazione a maggioranza relativa senza vincolo di lista;

- qualora, invece, occorra sostituire sindaci designati dalla minoranza, l'assemblea li sostituisce con voto a maggioranza relativa, scegliendoli, ove possibile, fra i candidati indicati nella lista di cui faceva parte il sindaco da

sostituire.

Qualora sia stata presentata una sola lista, l'assemblea esprime il proprio voto su di essa; qualora la lista ottenga la maggioranza relativa, risultano eletti sindaci effettivi i primi tre candidati indicati in ordine progressivo, e sindaci supplenti il quarto ed il quinto candidato. La presidenza spetta al candidato indicato al primo posto nella lista presentata; in caso di morte, rinuncia o decadenza di un sindaco e nell'ipotesi di sostituzione del Presidente del Collegio Sindacale subentrano, rispettivamente, il sindaco supplente ed il sindaco effettivo nell'ordine risultante dalla numerazione progressiva indicata nella lista stessa.

In mancanza di liste, il Collegio Sindacale ed il suo Presidente vengono nominati dall'Assemblea con le maggioranze di legge.

I sindaci uscenti sono rieleggibili.

**Titolo VI** Rappresentanza legale e firma sociale

Art. 15

Rappresentanza legale

La rappresentanza legale della Società e la firma sociale, con tutti i poteri relativi, compresi quelli occorrenti per agire in ogni sede giurisdizionale e la facoltà di nominare procuratori od avvocati alle liti con mandato anche generale, spettano al Presidente del Consiglio di Amministrazione e, se nominati, al Vice Presidente ed agli amministratori cui sono stati delegati specifici poteri, nei limiti delle deleghe loro attribuite dal Consiglio di Amministrazione.

Ciascuno dei predetti rappresentanti ha il potere di agire da solo, e può anche conferire la legale rappresentanza e la firma sociale a procuratori alle liti ovvero

procuratori per determinati atti ed operazioni o per categorie di atti e di operazioni.

**Titolo VII** Bilancio ed utili

Art. 16

Esercizio sociale e bilancio

Gli esercizi sociali si chiudono al 31 dicembre di ogni anno.

Art. 17

Destinazione degli utili

Gli utili netti risultanti dal bilancio sono così distribuiti:

- alla riserva legale per una quota pari al 5% sino a che la stessa non abbia raggiunto il quinto del capitale sociale;
- la restante parte dell'utile netto è a disposizione dell'Assemblea, la quale potrà, in via alternativa o cumulativa, destinarla agli azionisti o alla formazione ed all'incremento di riserve.

I dividendi non riscossi entro cinque anni dal giorno della loro esigibilità andranno prescritti a favore della Società. Possono essere distribuiti acconti sui dividendi nel rispetto della legge.

**Titolo VIII** Disposizioni finali

Art. 18

Scioglimento e liquidazione

Addivenendosi in qualsiasi tempo e per qualsiasi causa allo scioglimento della Società spetta all'assemblea di stabilire le modalità di liquidazione.

L'assemblea nomina anche uno o più liquidatori e ne determina i compiti e

l'emolumento.

Art. 19

Rinvio

Per quanto non è previsto nel presente statuto si fa riferimento al Codice Civile e alle leggi applicabili in materia.

FIRMATO Giuseppe De' Longhi

FIRMATO Ada Stiz Notaio (L.S.)

## A. Financial Reports and Company Documents

1. The Financial Statements of the Consolidated Group for the year ended December 31, 2001 (in English).
2. The Financial Statements of the Consolidated Group for the year ended December 31, 2001 (in Italian).
3. The Financial Statements of the Company for the year ended December 31, 2001 (in English).
4. The Financial Statements of the Company for the year ended December 31, 2001 (in Italian).
5. The 2001 Third Quarter Financial Statements of the Company as at September 30, 2001 (Explanatory note and Italian version).
6. The First Half Financial Statements of the Company as at June 30, 2001, together with the PriceWaterHouseCoopers Auditor Report dated June 30, 2001 (Explanatory note and Italian version).
7. Minutes of the shareholders' General Meeting dated April 18, 2001 (Explanatory note in English and Italian version).
8. The Financial Statements of the Consolidated Group for the year ended December 31, 2000 (in English).
9. The Financial Statements of the Consolidated Group for the year ended December 31, 2000 (in Italian).
10. The Financial Statements of the Company for the year ended December 31, 2000 (in English).
11. The Financial Statements of the Company for the year ended December 31, 2000 (in Italian).
12. Minutes of the shareholders' General Meeting dated June 29, 2000 (Explanatory note in English and Italian version).
13. The Financial Statements of the Consolidated Group for the year ended December 31, 1999 (in Italian).
14. The Financial Statements of the Company for the year ended December 31, 1999 (in Italian)
15. Stock Option Plan dated June 12, 2001 (English summary and Italian version).
16. The Company Articles of Association (in English/Italian).

## B. Press Releases of the Company and Correspondence with the CONSOB

1. Press Release dated April 23, 2002 "De Longhi S.p.A.: rectification concerning the article issued today by Il Sole 24 ore" (in English/ Italian).
2. Letter to CONSOB dated April 8, 2002, relating to December 31, 2001 financial statements (Explanatory note in English and Italian version).
3. Letter to CONSOB and Press Release dated April 2, 2002, "De Longhi General Meeting" (Explanatory note in English and Italian version).
4. Letter to CONSOB From Biscozzi Nobili, the tax counsel of the Company, dated April 2, 2002 (Explanatory note in English and Italian version).
5. Letter to CONSOB dated March 28, 2002 "De Longhi Group: 2001 Results" (Explanatory note and English version).

6. Press Release dated March 27, 2002 "De Longhi S.p.A.: the Board of directors approves the positive results achieved in 2001" (in English/ Italian).
7. Press Release dated March 18, 2002, "*Gazzetta Ufficiale*" (Explanatory note in English and Italian version).
8. Letter to CONSOB dated February 19, 2002 relating to a Board of Directors' meeting to approve the proposed financial statements and the consolidated financial statements (in English/ Italian).
9. Press Release dated January 24, 2002, "De Longhi S.p.A.: Exemption from the publication of 2001 Fourth Quarter Results" (In English/ Italian).
10. Press Release dated January 22, 2002, "De Longhi S.p.A.: Closed 2001 with more than a 10% increase in turnover" (In English/ Italian).
11. Letter to CONSOB dated November 13, 2001 : "De Longhi Group: 2001 Third Quarter Results" (in English).
12. Letter to CONSOB and Borsa Italiana relating to a conference call with financial analysts dated November 12, 2001 : "De Longhi S.p.A.: Financial Report of the Consolidated Group dated September 30, 2001" (Explanatory note and Italian version)
13. Letter to CONSOB dated November 7, 2001 : "The Board of Directors will approve the Quarterly Report as of September 30, 2001" (In English/ Italian).
14. Letter to CONSOB dated September 14, 2001: "De Longhi Group 1H 2001 Results" (in English).
15. Press Release Il Sole 24 Ore and Milano Finanza dated September 13, 2001, informing shareholders that the six-months financials of the Company as at June 30, 2001, were available for review at the Company's Headquarters) (in Italian).
16. Press Release dated September 12, 2001 "De Longhi S.p.A.: approved the six monthly figures as at June 30, 2001" (in English/Italian).
17. Letter to CONSOB dated September 3, 2001: "The Board of Directors will approve the Half Yearly Report on September 12, 2001" (In English/ Italian).
18. Letter to CONSOB dated August 3, 2001: "Exemption from publication of the 2001 Second Quarter Results" (In English/ Italian).
19. Letter to CONSOB dated July 30, 2001: "Communication ex art. 100 of Regolamento 11971/99" (Explanatory note in English and Italian version).
20. Letter to CONSOB dated July 24, 2001 : "Communication according to art.98 of Regolamento 11971/99" (Explanatory note in English and Italian version).
21. Filing of Form 120A disclosing the major shareholders of the Company (Explanatory note in English and Italian version)

## ENGLISH TRANSLATION

**B&P**
**Barabino & Partners**

Management Consulting
and Communication

**PRESS RELEASE**
**DE' LONGHI S.p.A.: Rectification concerning the article issued today by Il Sole 24 ore.**

Contrary to what published today on Il Sole 24 Ore, the net financial position of De' Longhi Group at the end of year 2001 is Euro 447.1 million, showing a clear improvement when compared to the pro-forma net financial position in 2000 (equal to Euro 624.8 million) and in 1999 (equal to Euro 633.6 million).

The positive trend of indebtedness in the reviewed timeframe is due to the contribution of our core activities (whose impact was equal to Euro 51.6 million) and to the proceeds gained through the I.P.O. (equal to Euro 127.6 million).

Furthermore, De' Longhi Group informs that the EBITDA in 2001 – net of provisions and depreciation – is equal to Euro 164.1 million, compared to Euro 142.3 million in 2000 (pro-forma) and Euro 126.9 million in 1999 (pro-forma)

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, 23 April 2002

B&P
**Barabino & Partners**
Consulenza di direzione
in Comunicazione d'Impresa

**NOTA PER LA STAMPA**

**DE' LONGHI S.p.A.: Precisazione in merito all'articolo pubblicato in data odierna da Il Sole 24 ore.**

Contrariamente a quanto pubblicato in data odierna da Il Sole 24 Ore, la posizione finanziaria netta del Gruppo De' Longhi a fine 2001 ammonta a 447,1 milioni di Euro, in netto miglioramento rispetto alla posizione finanziaria netta proforma del 2000 (pari a 624,8 milioni di Euro) e del 1999 (che ammontava a 633,6 milioni di Euro)

L'andamento positivo dell'indebitamento nel periodo esaminato è da attribuire al contributo dell'attività caratteristica (che ha pesato per circa 51,6 milioni di Euro) e ai proventi raccolti con l'IPO (pari a 127,6 milioni di Euro).

Sempre con riferimento all'articolo comparso oggi sul Sole 24 ore, il Gruppo De' Longhi precisa che l'EBITDA del 2001 – al netto di accantonamenti e svalutazioni – ammonta a 164,1 milioni di Euro, rispetto ai 142,3 milioni di Euro del 2000 (pro-forma) e ai 126,9 milioni di Euro del 1999 (pro-forma)

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, 23 aprile 2002

## EXPLANATORY NOTE

**Letter to CONSOB dated April 8, 2002:**

Filing of:

- Board of Statutory Auditors' Report dated April 5, 2002, stating that they have not detected any violation or irregularity and approving the 2001 financial statements of the Company as presented by the Board of Directors;
- Summary financial data relating to subsidiaries and associated companies;
- Auditors' Report, dated March 29, 2002, certifying that the 2001 financials have been prepared in accordance with Italian GAAP and that they provide the correct explanation of the Company's financial condition and results of operations.
- List of non listed companies in which the Company holds an interest greater than 10%)

DēLonghi

De' Longhi S.p.A.
Via L. Seitz, 47 - 31100 Treviso/Italy
Telefono 0422 4131
Telefax 0422 413736

Cap. Soc. Euro 448.500.000 i.v.
Reg. Imprese TV n. 41279 - R.E.A. TV n. 224758
Codice Fiscale 11570840154
Partita IVA 03162730265

Spett.le Consob
Via della Posta, 8
20123 Milano

Treviso, 8 aprile 2002

**Oggetto: deposito documentazione**

In ottemperanza alle disposizioni dell'art. 3 DM 437/98, art. 2429 c.c., art. 156 D.Lgs. n. 58/98, art. 126 Regolamento Emittenti adottato con delibera Consob n. 11971 del 14/5/1999 e successive modifiche ed integrazioni e art. 41 D.Lgs. n. 127/91, e in relazione al progetto di bilancio d'esercizio e consolidato al 31 dicembre 2001, depositato in data 2 aprile 2002, in allegato rimettiamo n. 1 copia della seguente documentazione:

- relazione del Collegio Sindacale all'Assemblea degli azionisti;
- prospetto riepilogativo dei dati essenziali dell'ultimo bilancio delle società controllate e collegate;
- relazione della Società di Revisione al bilancio d'esercizio e consolidato al 31 dicembre 2001;
- prospetto delle partecipazioni in società per azioni non quotate e in società a responsabilità limitata superiori al 10% imputabili alla società alla data di chiusura dell'esercizio 2001.

Copia della suddetta documentazione è depositata anche presso la sede della Società, a Treviso, via Lodovico Seitz n.47.

Con i migliori saluti.

Dr. Stefano Beraldo
Amministratore delegato

RICEVUTO DALLA CONSOB
in data - 8 APR. 2002

8 aprile 2002

# Deposito documentazione

In ottemperanza alle disposizioni di legge depositiamo:

- Relazione Collegio Sindacale
- Prospetto riepilogativo dei dati essenziali dell'ultimo bilancio delle società controllate e collegate;
- Relazione della Società di Revisione al bilancio d'esercizio e consolidato al 31 dicembre 2001;
- prospetto delle partecipazioni in società per azioni non quotate e in società a responsabilità limitata superiori al 10% imputabili alla società alla data di chiusura dell'esercizio 2001.



Copia della suddetta documentazione è depositata anche presso la sede della società a Treviso, via Lodovico Seitz n. 47.

Con i migliori saluti.

Dr. Stefano Beraldo
Amministratore delegato

## PROSPETTO RIEPILOGATIVO DEI DATI ESSENZIALI DELLE SOCIETA' INCLUSE NEL CONSOLIDAMENTO (*)

| Denominazione | Sede | Valuta | Capitale sociale | Patrimonio netto | Utile (Perdita) dell'esercizio | Quota posseduta al 31/12/2001 Direttamente | Quota posseduta al 31/12/2001 Indirettamente | Valore di carico | | |
|---|---|---|---|---|---|---|---|---|---|---|
| ARIAGEL SPA | Candiolo (TO) | EUR | 765.000 | (1.473.406) | (3.570.214) | 100% | | 4.521.436 | EUR | |
| LA SUPERCALOR SPA | Seregno (MI) | EUR | 520.000 | 1.054.787 | 60.890 | 100% | | 2.933.475 | EUR | |
| SIMAC-VETRELLA SPA | Gorgo al Monticano (TV) | EUR | 365.000 | 4.656.539 | 283.814 | 100% | | 10.392.886 | EUR | |
| DE' LONGHI PINGUINO SA | Luxembourg (L) | EUR | 26.500.000 | 22.744.162 | (26.883.300) | 100% | | 22.744.000 | EUR | |
| DL RADIATORS SPA | Treviso | EUR | 5.000.000 | 7.022.730 | (2.727.342) | | 100% | 88.567.010 | EUR | |
| DE' LONGHI AMERICA INC. | Saddle Brook (U.S.A.) | US$ | 9.100.000 | 2.597.596 | (74.536) | 100% | | 1.406.766 | EUR | |
| DE' LONGHI LTD | Wellingborough (G.B.) | GBP | 4.000.000 | 2.986.522 | 1.359.909 | 100% | | 1.144.888 | EUR | |
| DE' LONGHI FRANCE SARL | Asnieres Cedex (F) | EUR | 2.699.388 | 3.306.861 | 905.323 | 100% | | 2.439.649 | EUR | |
| DE' LONGHI NEDERLAND BV | DB Leiden (NL) | EUR | 226.890 | 1.594.434 | 557.369 | 100% | | 680.670 | EUR | |
| DE' LONGHI CANADA INC. | Mississauga (CAN) | CAD | 1 | 2.163.945 | 635.770 | 100% | | 1.214.336 | EUR | |
| E- SERVICES SRL | Treviso | EUR | 50.000 | 276.438 | 215.743 | 51% | | 25.500 | EUR | |
| DE' LONGHI JAPAN CORP | Tokyo (JAP) | JPY | 50.000.000 | 799.587.326 | 313.003.430 | | 100% | 4.550.926 | EUR | |
| DE' LONGHI DEUTSCHLAND GMBH | Mainhausen (D) | EUR | 2.100.000 | 3.442.953 | 1.324.078 | | 100% | 2.118.875 | EUR | |
| DL CLIMA POLSKA SP.ZO.O | Varsavia (P) | PLZ | 4.000 | 364.128 | 4.768 | | 100% | 146.982 | EUR | |
| Società controllata tramite fiduciaria (1) | Norimberga (D) | EUR | 25.565 | 812.347 | 9.508 | | 100% | 799.468 | EUR | |
| ELBA SPA | Treviso | EUR | 15.000.000 | 14.672.884 | (515.849) | | 100% | 37.025.823 | EUR | |
| SILE CORPI SCALDANTI SRL | Fossalta di Piave (VE) | EUR | 93.600 | 1.270.646 | 350.710 | | 92% | 2.582.284 | EUR | |
| CLIMAVENETA SPA | Bassano G. (VI) | EUR | 1.600.000 | 61.237.999 | 9.342.878 | | 100% | 192.386.909 | EUR | |
| CLIMAVENETA GMBH | Norderstedt (D) | EUR | 306.775 | 33.210 | 163.449 | | 70% | 212.986 | EUR | |
| KENWOOD APPLIANCES PLC (3) | Havant (G.B) | GBP | 4.586.000 | 6.392.000 | (39.468.000) | | 100% | 76.400.014 | EUR | (4) |
| KENWOOD MARKS LIMITED (3) | Havant (G.B) | GBP | 2 | 9.070.000 | 204.000 | | 100% | - | GBP | |
| KENWOOD APPL. (HONG KONG) LTD (3) | Hong Kong (Cina) | HK$ | 73.010.000 | 143.724.364 | 12.081.909 | | 100% | 6.186.000 | GBP | |
| TRICOM INDUSTRIES CO. LTD (3) | Hong Kong (Cina) | HK$ | 4.500.000 | 46.154.308 | 7.925.676 | | 100% | 34.000.000 | HKD | |
| KENWOOD LTD (3) | Havant (G.B) | GBP | 5.050.000 | (1.497.000) | (7.846.000) | | 100% | 3.265.340 | EUR | |
| KENWOOD INTERNATIONAL LTD (3) | Havant (G.B) | GBP | 20.000.000 | 19.915.000 | 4.413.000 | | 100% | 20.000.000 | GBP | |
| ARIETE SPA (3) | Prato (FI) | EUR | 8.272.000 | 10.671.520 | (2.119.727) | | 100% | 7.465.000 | GBP | |
| KENWOOD APPL. (SINGAPORE) LTD (3) | Singapore | SG$ | 500.000 | 2.551.225 | 1.570.284 | | 100% | - | GBP | |
| KENWOOD APPL. (MALAYSIA) LTD (3) | Petaling Jaya (Malaysia) | MYR | 3 | 3.100.000 | 1.320.197 | | 100% | 2 | SGD | |
| KENWOOD MANUFACTURING GMBH (3) | Wr Neudorf (A) | EUR | 36.337 | (272.000) | (127.224) | | 100% | 600.000 | GBP | |
| KENWOOD HOME APPL. PTY LTD (3) | Blumberg Str. (Sud Africa) | ZAR | 40.000 | 12.344.000 | 7.124.000 | | 100% | 920.000 | GBP | |
| CLIMRE SA (2) | Luxembourg (L) | EUR | 1.239.468 | 1.239.468 | 0 | 4% | 96% | 1.244.367 | EUR | |

(1) Trattasi di società detenuta tramite fiduciaria che svolge attività di distribuzione dei prodotti del segmento riscaldamento nel mercato tedesco.
A tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili, di omettere l'indicazione del nome della società controllata al fine di non arrecare danno alla stessa o al Gruppo.

(2) Trattasi di società inclusa nel consolidamento secondo il metodo del patrimonio netto

(3) Le società del gruppo Kenwood hanno cambiato al data di chiusura dell'esercizio dal 31 marzo al 31 dicembre, pertanto l'utile da ultimo bilancio approvato si riferisce a un periodo di 9 mesi.

(4) Il valore è riferito al prezzo di acquisto dell'intero gruppo Kenwood.

(*) Art.2429 codice civile 3°comma.

## PROSPETTO RIEPILOGATIVO DEI DATI ESSENZIALI DELLE SOCIETA' COLLEGATE (*)

| Denominazione | Sede | Valuta | Capitale sociale | Patrimonio netto | Utile (Perdita) dell'esercizio | Quota posseduta al 31/12/2001 Direttamente | Quota posseduta al 31/12/2001 Indirettamente | Valore di carico in Euro |
|---|---|---|---|---|---|---|---|---|
| Omas S.r.l. | S. Vittorio di Gualtieri (RE) | ITL | 700.000.000 (5) | 4.921.412.863 | 428.545.187 | 40% | | 1.136.205 |
| Effegici S.r.l. | Gorgo al Monticano (TV) | ITL | 470.000.000 (5) | 576.787.742 | 20.132.927 | 25% | | 201.418 |
| Parex Industries Ltd. | Auckland (NZ) | NZD | 7.600.000 (6) | (1.687.000) | (1.103.000) | 49% | | - |
| Partecipazione detenuta tramite Comitalia Fiduciaria | | EUR | 520.000 | 6.883.572 | 583.083 | 40% | | 3.025.078 |

(5) Dati relativi al 31.12.2000

(6) Dati provvisori al 31/12/2001 (9 mesi).

(*) Art.2429 codice civile 3°comma.

# ELENCO DELLE SOCIETÀ INCLUSE NELL'AREA DI CONSOLIDAMENTO AL 31 DICEMBRE 2001

(include le partecipazioni superiori al dieci per cento come da Delibera CONSOB n. 11971 del 14/05/1999)

(Allegato n. I alla nota integrativa)

## Elenco delle società incluse nel consolidamento con il metodo integrale:

| Denominazione delle società | Sede legale | Valuta | Capitale sociale | Quota di partecipazione | |
|---|---|---|---|---|---|
| | | | | Diretta | Indiretta |
| ARIAGEL SPA | Candiolo (TO) | EUR | 765.000 | 100% | |
| LA SUPERCALOR SPA | Seregno (MI) | EUR | 520.000 | 100% | |
| SIMAC-VETRELLA SPA | Gorgo al Monticano (TV) | EUR | 365.000 | 100% | |
| DE' LONGHI PINGUINO SA | Luxembourg (L) | EUR | 26.500.000 | 100% | |
| DL RADIATORS SPA | Treviso | EUR | 5.000.000 | | 100% |
| DE' LONGHI AMERICA INC. | Saddle Brook (U.S.A.) | US$ | 9.100.000 | 100% | |
| DE' LONGHI LTD | Wellingborough (G.B.) | GBP | 4.000.000 | 100% | |
| DE' LONGHI FRANCE SARL | Asnieres Cedex(F) | EUR | 2.699.388 | 100% | |
| DE' LONGHI NEDERLAND BV | DB Leiden (NL) | EUR | 226.890 | 100% | |
| DE' LONGHI CANADA INC. | Mississauga (CAN) | CAD | 1 | 100% | |
| E- SERVICES SRL | Treviso | EUR | 50.000 | 51% | |
| DE' LONGHI JAPAN CORP | Tokyo (JAP) | JPY | 50.000.000 | | 100% |
| DE' LONGHI DEUTSCHLAND GMBH | Mainhausen (D) | EUR | 2.100.000 | | 100% |
| DL CLIMA POLSKA SP.ZO.O | Varsavia (P) | PLZ | 4.000 | | 100% |
| Società controllata tramite fiduciaria (1) | Norimberga (D) | EUR | 25.565 | | 100% |
| ELBA SPA | Treviso | EUR | 16.000.000 | | 100% |
| SILE CORPI SCALDANTI SRL | Fossalta di Piave (VE) | EUR | 93.600 | | 92% |
| CLIMAVENETA SPA | Bassano G. (VI) | EUR | 1.600.000 | | 100% |
| CLIMAVENETA GMBH | Norderstedt (D) | EUR | 306.775 | | 70% |
| KENWOOD APPLIANCES PLC | Havant (G.B) | GBP | 4.586.000 | | 100% |
| KENWOOD MARKS LIMITED | Havant (G.B) | GBP | 2 | | 100% |
| KENWOOD APPL. (HONG KONG) LTD | Hong Kong (Cina) | HK$ | 73.010.000 | | 100% |
| TRICOM INDUSTRIES CO. LTD | Hong Kong (Cina) | HK$ | 4.500.000 | | 100% |
| KENWOOD LTD | Havant (G.B) | GBP | 6.050.000 | | 100% |
| KENWOOD INTERNATIONAL LTD | Havant (G.B) | GBP | 20.000.000 | | 100% |
| ARIETE SPA | Prato (FI) | EUR | 8.272.000 | | 100% |
| KENWOOD APPL. (SINGAPORE) LTD | Singapore | SG$ | 500.000 | | 100% |
| KENWOOD APPL. (MALAYSIA) LTD | Petaling Jaya (Malaysia) | MYR | 3 | | 100% |
| KENWWOD MANUFACTURING GMBH | Wr Neudorf (A) | EUR | 36.337 | | 100% |
| KENWOOD HOME APPL. PTY LTD | Blumberg Str. (Sud Africa | ZAR | 40.000 | | 100% |

(1) Trattasi di società detenuta tramite fiduciaria che svolge attività di distribuzione dei prodotti del segmento riscaldamento nel mercato tedesco. A tale riguardo ci si è avvalsi della facoltà, come consentito dalle norme di legge applicabili, di omettere l'indicazione del nome della società controllata al fine di non arrecare danno alla stessa o al gruppo.

## Elenco delle partecipazioni valutate con il metodo del patrimonio netto:

| Denominazine della società | Valore di carico | Sede legale | Valuta | Capitale sociale | Quota di partecipazione | |
|---|---|---|---|---|---|---|
| | | | | | Diretta | Indiretta |
| **Società controllate:** | | | | | | |
| Climre SA | 1.245 | Luxembourg (L) | EUR | 1.239.468 | 4% | 96% |
| **Società collegate:** | | | | | | |
| Omas S.r.l. | 1.171 | S. Vittorio di Gualtieri (RE) | ITL | 700.000.000 (2) | 40% | |
| Effegici S.r.l. | 71 | Gorgo al Monticano (TV) | ITL | 470.000.000 (2) | 25% | |
| Parex Industries Ltd. | 0 | Auckland (NZ) | NZD | 7.600.000 | 49% | |
| Partecipazione detenuta tramite Comitalia Fiduciaria | 3.142 | | ITL | 1.000.000.000 (2) | 40% | |

(2) Dati relativi al 31.12.2000.

**RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL DLGS 24 FEBBRAIO 1998, N° 58**

Agli azionisti della
De' Longhi SpA

1 Abbiamo svolto la revisione contabile del bilancio consolidato della società De' Longhi SpA e controllate (gruppo De' Longhi) chiuso al 31 dicembre 2001. La responsabilità della redazione del bilancio consolidato compete agli amministratori della società De' Longhi SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonchè la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale. I bilanci di alcune società controllate sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda circa il 17% del totale attivo consolidato e circa il 31% del valore della produzione consolidato è basato anche sulla revisione svolta da altri revisori.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 11 aprile 2001.

3 A nostro giudizio, il bilancio consolidato del gruppo De' Longhi al 31 dicembre 2001 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico del gruppo.

Treviso, 29 marzo 2002

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881 – Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Milano 20122 Corso Europa 2 Tel. 0277851 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 V.le Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 – Treviso 31100 Piazza Crispi 8 Tel. 0422542726 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Marinoni 12 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

## RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL DLGS 24 FEBBRAIO 1998, N° 58

Agli azionisti della
De' Longhi SpA

1 Abbiamo svolto la revisione contabile del bilancio d'esercizio della società De' Longhi SpA chiuso al 31 dicembre 2001. La responsabilità della redazione del bilancio compete agli amministratori della società De' Longhi SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2 Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonchè la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale. I bilanci di alcune società controllate sono stati esaminati da altri revisori che ci hanno fornito le relative relazioni. Il nostro giudizio, espresso in questa relazione, per quanto riguarda circa l'11% del valore iscritto alla voce "Partecipazioni in imprese controllate" e lo 0,5% del totale dell'attivo, è basato anche sulla revisione svolta da altri revisori. Inoltre, la revisione dei bilanci di alcune controllate indirette è pure affidata ad altri revisori.

Per il giudizio relativo al bilancio dell'esercizio precedente, i cui dati sono presentati ai fini comparativi secondo quanto richiesto dalla legge, si fa riferimento alla relazione da noi emessa in data 11 aprile 2001.

3 A nostro giudizio, il bilancio d'esercizio della De' Longhi SpA al 31 dicembre 2001 è conforme alle norme che ne disciplinano i criteri di redazione; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e il risultato economico della società.

4 A titolo informativo richiamiamo i seguenti aspetti:

(a) Le immobilizzazioni materiali sono state sottoposte nel corrente esercizio e in esercizi precedenti ad ammortamenti anticipati nei limiti consentiti

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P. IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob – Altri uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881 – Bari 70125 Viale della Repubblica 110 Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze 50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 – Milano 20122 Corso Europa 2 Tel. 0277851 – Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma 43100 V.le Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37 Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 – Treviso 31100 Piazza Crispi 8 Tel. 0422542726 – Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Marinoni 12 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

PRICEWATERHOUSECOOPERS

dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti nella nota integrativa nella illustrazione della voce "Immobilizzazioni materiali".

(b) I marchi iscritti nelle immobilizzazioni immateriali sono stati sottoposti nel corrente e precedente esercizio ad ammortamenti anticipati nei limiti consentiti dalle norme tributarie; i relativi effetti sul risultato d'esercizio e sul patrimonio netto sono forniti in nota integrativa nella illustrazione della voce "Immobilizzazioni immateriali".

(c) La società detiene partecipazioni di controllo, iscritte in bilancio secondo il criterio del costo rettificato per perdite durature di valore, ed ha pertanto redatto, come richiesto dalle norme di legge, il bilancio consolidato di Gruppo. Tale bilancio rappresenta un'integrazione del bilancio d'esercizio ai fini di un'adeguata informazione sulla situazione patrimoniale, finanziaria ed economica della società e del Gruppo. Il bilancio consolidato è stato da noi esaminato e lo stesso, con la relativa relazione, è presentato unitamente al bilancio d'esercizio.

Treviso, 29 marzo 2002

PricewaterhouseCoopers SpA

Roberto Adami
(Revisore contabile)

**DE' LONGHI S.p.A.**

Sede Sociale Via L. Seitz, 47 – 31100 Treviso

Capitale Sociale: Euro 448.500.000,00

Iscritta al Registro delle Imprese: Tribunale di Treviso n. 41279

Iscritta al REA di Treviso n. 224758

Codice Fiscale 11570840154 – Partita IVA 03162730265

<u>Relazione del Collegio Sindacale</u>

<u>all'assemblea degli azionisti</u>

Signori Azionisti,

nel corso dell'esercizio chiuso al 31 dicembre 2001 abbiamo svolto l'attività di vigilanza prevista dalla legge, secondo i principi di comportamento del Collegio Sindacale raccomandati dai Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, tenuto anche conto delle raccomandazioni fornite dalla Consob con Comunicazione n. 1025564 del 6 aprile 2001.

Avuto riguardo alle modalità con cui si è svolta l'attività istituzionale del Collegio Sindacale, sia nella precedente composizione sia a far data dalla nostra nomina in carica del 18 aprile 2001, si da atto che abbiamo:

- partecipato a tutte le riunioni dell'Assemblea dei Soci e del Consiglio di Amministrazione tenutesi nel corso dell'anno ed ottenuto dagli Amministratori periodiche informazioni sull'attività svolta e sulle operazioni di maggior rilievo effettuate dalla società o dalle società controllate;

- potuto acquisire gli elementi di conoscenza sull'evoluzione del processo organizzativo del Gruppo che, come descritto nella relazione sulla gestione a corredo del bilancio 2001, ha perseguito lo sviluppo delle proprie attività rafforzando il presidio presso il gruppo Kenwood, acquistato nei primi mesi del 2001, sia in termini di azione direzionale sia in termini di nuove procedure di governo e controllo. Le informazioni in parola sono state raccolte mediante verifiche dirette, raccolta di informazioni dai responsabili delle funzioni interessate, scambi di dati e informazioni con la Società di revisione;
- vigilato sul funzionamento dei sistemi di controllo interno e amministrativo – contabile al fine di valutarne l'adeguatezza alle esigenze gestionali, nonché l'affidabilità del secondo per la rappresentazione dei fatti di gestione;
- verificato l'osservanza delle norme di legge inerenti la formazione del bilancio, del bilancio consolidato e delle relazioni sulla gestione, mediante verifiche dirette nonché specifiche notizie assunte dalla Società di revisione.

Nel corso della nostra attività di vigilanza, come sopra descritta, non sono emersi fatti la cui significatività sia meritevole di segnalazione agli Organi di controllo o di menzione agli Azionisti.

Inoltre, nel rispetto della sopra menzionata comunicazione della Consob del 6 aprile 2001, Vi forniamo le seguenti informazioni:

1. le operazioni di maggior rilievo economico, finanziario e patrimoniale effettuate dalla società e dalle sue controllate sono state compiute in conformità alla legge ed allo statuto sociale. Sulla base delle informazioni

acquisite abbiamo potuto accertare come esse non fossero manifestamente imprudenti, azzardate, in conflitto d'interesse o comunque tali da compromettere l'integrità del patrimonio sociale.

2. Non abbiamo riscontrato operazioni atipiche e/o inusuali, compiute in corso d'anno con terzi, parti correlate o infragruppo.

   Gli Amministratori, nella loro relazione sulla gestione e nella nota integrativa, indicano e illustrano le principali operazioni con terzi, con parti correlate o infragruppo descrivendone le caratteristiche ed i loro effetti economici. Abbiamo, inoltre, accertato che le ordinarie procedure operative in vigore presso il Gruppo, garantiscono che tutte le operazioni commerciali con le parti dianzi citate siano concluse secondo condizioni di mercato.

3. Riteniamo che le informazioni rese dagli Amministratori nella loro relazione sulla gestione sulle operazioni di cui al precedente punto 2 siano adeguate.

4. La relazione della società di revisione Price Waterhouse Coopers S.p.A. rilasciata in data 29.03.2002 sul bilancio consolidato al 31.12.2001 del gruppo De' Longhi non contiene rilievi o richiami di informativa. La relazione di revisione sul bilancio al 31.12.2001 di De' Longhi S.p.A. rilasciata anch'essa il 29.03.2002 non contiene rilievi, riporta, invece, un richiamo all'informativa contenuta nella nota integrativa riguardante le rettifiche di valore iscritte esclusivamente in applicazione di norme tributarie.

5. Non ci sono state presentate denuncie ex art. 2408 c.c..

6. Nel corso dell'esercizio 2001 sono pervenuti al Collegio Sindacale, da parte di un unico Soggetto, alcune segnalazioni circa presunte anomalie occorse nei rapporti tra l'Esponente e Società dallo Stesso rappresentata e De' Longhi S.p.A., nonché circa comportamenti ascrivibili a società controllate da De' Longhi S.p.A. stessa. Gli accertamenti al proposito svolti dal Collegio Sindacale non hanno fatto emergere omissioni, fatti censurabili o irregolarità.

7. Nel corso dell'esercizio 2001 De' Longhi S.p.A. e le sue controllate hanno conferito alla Price Waterhouse Coopers S.p.A. incarichi, diversi rispetto la revisione legale e la revisione limitata sulla relazione semestrale, i cui corrispettivi, escluse le spese vive e l'I.V.A., sono riepilogati nel seguito (in Euro):

| Natura incarico | Corrispettivo |
| --- | --- |
| Assistenza alla quotazione (prospetto e comfort letters) | € 620.000,00 |
| Assistenza a De' Longhi Deutschland (operazione di fusione) | € 40.000,00 |
| Assistenza a De' Longhi Germania e De' Longhi Nederland (assistenza fiscale e per la fusione, assistenza fiscale e contabile) | € 55.000,00 |
| Assistenze contabili diverse a società del gruppo | € 15.860,00 |
| Totale | € 675.860,00 |

8. Non ci risultano conferiti incarichi a soggetti legati da rapporti continuativi alla società incaricata della revisione.

9. Nel corso dell'esercizio 2001, da parte dei Revisori di Price Waterhouse Coopers S.p.A., non sono stati rilasciati pareri ai sensi di legge.

10. Nel corso dell'esercizio 2001 si sono tenute n. 10 riunioni del Consiglio di Amministrazione e n. 4 riunioni del Collegio Sindacale. Si da atto, inoltre, che

il "Comitato di controllo interno e per la Corporate Governance" si è riunito una volta così pure come il "Comitato per le remunerazioni".

11. Non abbiamo particolari osservazioni da svolgere sul rispetto dei principi di corretta amministrazione che appare essere stato costantemente osservato.

12. Pur con la limitazione della recente nomina in carica e del conseguente limitato numero delle verifiche svolte, non abbiamo particolari osservazioni da svolgere sull'adeguatezza della struttura organizzativa al soddisfacimento delle esigenze gestionali della società.

13. Tenuto conto del limite espresso al precedente punto 12, riteniamo che il sistema di controllo interno sia adeguato alle caratteristiche gestionali delle società. Anche gli accertamenti al proposito avviati da parte del "Comitato di controllo interno e per la Corporate Governance" con l'assistenza del Collegio Sindacale hanno sin qui confermato il suesposto parere.

14. Allo stato delle nostre verifiche non abbiamo particolari osservazioni da svolgere sull'adeguatezza del sistema amministrativo – contabile e sulla sua affidabilità a rappresentare correttamente i fatti di gestione.

15. Il meccanismo attraverso cui vengono impartite disposizioni da parte della capogruppo alle società controllate è assicurato dalla presenza negli organi sociali di queste ultime dei massimi esponenti dell'alta direzione della capogruppo stessa, nonché dalla struttura organizzativa del gruppo caratterizzata da periodici rapporti informativi verso i dirigenti della capogruppo.

16. Nel corso dei periodici scambi d'informativa tra il Collegio Sindacale ed i Revisori, ai sensi dell'art. 150, comma 2, D.Lgs. n. 58/1998, non sono emersi aspetti rilevanti da segnalare.

17. La società ha adottato con delibera del Consiglio di Amministrazione del 18 aprile 2001 un Codice di Autodisciplina conforme al modello proposto dal Comitato per la Corporate Governance delle società quotate.

18. In sede di conclusione Vi attestiamo che dalla nostra attività di vigilanza non sono emerse omissioni, fatti censurabili o irregolarità da rilevare

19. Esprimiamo, infine, l'assenso, per quanto di nostra competenza, all'approvazione del bilancio dell'esercizio 2001 come presentato dal Consiglio di Amministrazione con la Relazione sulla gestione ed alla proposta di distribuzione dell'utile netto formulata dal Consiglio medesimo.

Treviso, 5 aprile 2002

Il Collegio Sindacale

Spett.le Consob
Via della Posta, 8/10
20123 Milano
Alla cortese attenzione del dr. Giannetta
Fax n. 02 72420353 – 02 89010696

Treviso, 2 aprile 2002

**Oggetto: avviso convocazione assemblea e deposito progetto di bilancio al 31.12.2001**

Egr. dr. Giannetta,

In allegato inviamo l'avviso pubblicato oggi su "Milano Finanza" relativo alla convocazione della prossima Assemblea Ordinaria dei soci e al deposito del progetto di bilancio d'esercizio e consolidato al 31.12.2001.

Con i migliori saluti.

De'Longhi S.p.A.

*All.: n. 1 pag.*

**PIRELLI**

Società per Azioni
Sede in Milano - Viale Sarca n. 222
Capitale sociale € 1.043.604.420,04 interamente versato
Registro delle imprese di Milano e Codice fiscale n. 00886890151

## Convocazione di assemblea

Gli Azionisti della Pirelli Società per Azioni sono convocati in assemblea ordinaria e straordinaria in Milano, presso l'Associazione Industriale Lombarda in via Pantano, 9 alle ore 15.00

- di mercoledì 8 maggio 2002 in prima convocazione
- di giovedì 9 maggio 2002 in seconda convocazione

per deliberare sul seguente

ORDINE DEL GIORNO

**Parte ordinaria**

1) Relazione del Consiglio di Amministrazione sulla gestione; relazione del Collegio sindacale; bilancio al 31 dicembre 2001; destinazione dell'utile.
2) Nomina degli Amministratori previa determinazione del loro numero.
3) Nomina del Collegio sindacale e del suo Presidente; determinazione dell'emolumento per i Sindaci effettivi.
4) Conferimento a società di revisione, ai sensi dell'art. 159 del D.Lgs. 24 febbraio 1998, n. 58 e della raccomandazione Consob di cui alla comunicazione n. 97001574 del 20 febbraio 1997, dell'incarico di revisione dei bilanci di esercizio, dei bilanci consolidati e delle relazioni semestrali per gli esercizi che chiuderanno il 31 dicembre 2002, 2003 e 2004.
5) Proposta di acquisto e modalità di disposizione di azioni proprie, previa revoca della deliberazione assunta dall'assemblea dell'8 maggio 2001, per quanto non utilizzato.
Deliberazioni inerenti e conseguenti.
Conferimento di poteri.

**Parte straordinaria**

1) Fusione per incorporazione nella Pirelli S.p.A. della Pirelli Cavi e Sistemi S.p.A. sulla base del progetto di fusione redatto ai sensi dell'art. 2501 bis del Codice Civile senza aumento di capitale della incorporante possedendo questa l'intero capitale sociale della incorporanda.
Deliberazioni inerenti e conseguenti.
Conferimento di poteri.

Hanno diritto di intervenire all'assemblea gli Azionisti titolari di azioni ordinarie in possesso dell'apposita certificazione rilasciata dai rispettivi intermediari ai sensi di legge.

Ai sensi dell'art. 21 dello statuto sociale le liste relative alla nomina dei membri del Collegio sindacale devono essere depositate presso la sede sociale almeno 10 giorni prima di quello fissato per l'assemblea in prima convocazione.

Il bilancio d'esercizio ed il bilancio consolidato al 31 dicembre 2001 con le relazioni degli Amministratori afferenti tutti i punti all'ordine del giorno nonché il progetto di fusione e le situazioni patrimoniali delle società partecipanti alla fusione, sono a disposizione del pubblico presso la sede sociale e presso la Borsa Italiana S.p.A.. Le relazioni del Collegio sindacale e della società di revisione verranno messe a disposizione del pubblico, con le medesime modalità, entro il 23 aprile 2002.

Milano, 2 aprile 2002

p. Il Consiglio di Amministrazione
Il Presidente e Amministratore Delegato
*(Dr. Marco Tronchetti Provera)*

---

**BONAPARTE S.p.A.**
20121 Milano - Via Clerici, 11
R.I. Milano - C.F. [illegible] - Capitale Sociale € [illegible]

**Progetto di bilancio d'esercizio e bilancio consolidato al 31 dicembre 2001**

Si rende noto che - ai sensi dell'art. 89 della delibera Consob n. 11971 del 14 maggio 1999 - presso la sede sociale in Via Clerici, 11 - Milano, presso la sede in Via Baracca, 20 - Milano, nonché presso la sede della Borsa Italiana S.p.A. sono a disposizione del pubblico il progetto di bilancio d'esercizio e il bilancio consolidato al 31 dicembre 2001 approvati dal Consiglio di amministrazione.
La relazione contenente il giudizio della Società di revisione e la relazione del Collegio sindacale saranno messe a disposizione del pubblico, con le medesime modalità, entro i termini previsti dalle vigenti disposizioni.

*Milano, 2 aprile 2002*

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**BBV EQUILIBRIUM INVESTMENT FUND SICAV**

*Società d'investimento a capitale variabile - 69, Route d'Esch L - 1470 Luxembourg - R.C. Luxembourg B 40223*

I Signori azionisti sono invitati a prendere parte alla

**ASSEMBLEA ORDINARIA**

che si terrà il 9 aprile 2002 alle ore 11,
presso la sede sociale della società, per deliberare sul seguente

ORDINE DEL GIORNO:

1. Relazioni del Consiglio d'Amministrazione e della società di revisione;
2. Approvazione dello stato patrimoniale al 31 dicembre 2001; utilizzo degli utili;
3. Scarico agli amministratori;
4. Incarichi statutari;
5. Altro.

Non si richiede alcun "quorum" per gli argomenti all'ordine del giorno dell'Assemblea Ordinaria e le decisioni saranno prese in base alla maggioranza semplice delle azioni presenti o rappresentate nell'Assemblea.

Questa Assemblea sarà seguita da una

**ASSEMBLEA STRAORDINARIA**

che si terrà alle ore 15.00 presso la sede sociale con il seguente

ORDINE DEL GIORNO:

1. Modificazione della denominazione della Società in "ERGO EQUILIBRIUM INVESTMENT FUND SICAV" e conseguente modifica dell'articolo 3 dello statuto della Società.

L'Assemblea Straordinaria non sarà costituita regolarmente e non potrà deliberare validamente sul punto all'ordine del giorno se non sarà rappresentata almeno la metà del capitale. L'argomento all'ordine del giorno dovrà essere approvato da una maggioranza di almeno 2/3 dei voti delle azioni presenti o rappresentate; ogni azione dà diritto ad un voto.

Il Consiglio di Amministrazione

---

*Avviso di Convocazione Assemblea Ordinaria*

I Signori Azionisti sono convocati in Assemblea Ordinaria presso l'Unione degli Industriali della Provincia di Treviso - Unindustria Treviso, Palazzo Giacomelli, piazza Giuseppe Garibaldi n. 13, Treviso, in prima convocazione per il giorno 23 aprile 2002 alle ore 11,00 ed, occorrendo, in seconda convocazione per il giorno 24 aprile 2002, stessi luogo ed ora, per deliberare sul seguente

*Ordine del giorno*

1) Bilancio al 31 dicembre 2001, relazione del Consiglio di Amministrazione e relazione del Collegio Sindacale; deliberazioni inerenti e conseguenti.

Potranno intervenire all'Assemblea gli Azionisti che presenteranno apposita certificazione rilasciata dagli intermediari autorizzati, ai sensi dell'art. 85 del D.Lgs. n. 58/98 e dell'art. 34 della delibera CONSOB n. 11768 del 23.12.1998 e successive modifiche ed integrazioni.

La documentazione relativa all'unico argomento all'ordine del giorno, prevista dalla normativa vigente, sarà messa a disposizione del pubblico presso la sede sociale e la Borsa Italiana S.p.A. nei termini di legge e sarà pubblicata sul sito internet all'indirizzo www.delonghi.com. I Signori Azionisti hanno facoltà di ottenere copia della documentazione depositata.

I Signori Azionisti sono cortesemente invitati a presentarsi almeno un'ora prima rispetto all'orario di inizio dell'Assemblea, al fine di agevolare le operazioni di registrazione.

*Progetto di Bilancio 2001*

Si rende noto che, ai sensi dell'art. 82 della Delibera Consob n. 11971 del 14 maggio 1999 e successive modifiche, il Progetto di Bilancio d'Esercizio e Consolidato al 31 dicembre 2001 approvati dal Consiglio di Amministrazione di De'Longhi S.p.A. sono depositati presso la sede sociale e la Borsa Italiana S.p.A. per la consegna a chiunque ne faccia richiesta.
L'ulteriore documentazione prevista dalla normativa vigente sarà messa a disposizione del pubblico nei termini e secondo le modalità di legge.

Treviso, 2 aprile 2002

Per il Consiglio di Amministrazione
Il Presidente
Giuseppe De'Longhi

*Living innovation*

**DeLonghi**

---

Spett.le Borsa Italiana
Piazza degli Affari, 6
20123 Milano
Alla cortese attenzione del dr. Carnevali
Fax n. 02 72004666

02 APR 30

Spett.le Consob
Via della Posta, 8/10
20123 Milano
Alla cortese attenzione del dr. Giannetta
Fax n. 02 72420353 – 02 89010696

Treviso, 27 marzo 2002

**Oggetto: comunicato ai sensi dell'art. 66 Regolamento Consob n. 11971 del 14-05-99**

Egregi signori,

In allegato inviamo comunicato *ex* art. 66 Regolamento Emittenti, adottato con delibera Consob n. 11971 del 14.5.1999 e successive modifiche.

Si fa notare che la medesima comunicazione è stata inviata anche tramite NIS.

Con i migliori saluti.

De'Longhi S.p.A.

*All.: n. 5 pagine*

Spett.le Barabino & Partners
Foro Buonaparte, 22
20121 Milano
Alla cortese attenzione del dr. Moschini
Fax n. 02 8900519

Treviso, 27 marzo 2002

**Oggetto: comunicato ai sensi dell'art. 66 Regolamento Consob n. 11971 del 14-05-99**

Egr. dr. Moschini,

In allegato inviamo comunicato *ex* art. 66 Regolamento Emittenti, adottato con delibera Consob n. 11971 del 14.5.1999 e successive modifiche (in italiano e inglese) da inoltrare da inoltrare alle agenzie di stampa.

Ringraziando per la collaborazione, attendiamo cortese conferma dell'avvenuta trasmissione.

Con i migliori saluti

De'Longhi S.p.A.

*All.: n. 10 pagine*

**De' Longhi S.p.A.** - Via L. Seitz, 47 - 31100 Treviso/Italia - Tel. 0422/4131 - Telex 410108 Delong I
Cap. Soc. Eur 448.500.000 i.v.- Reg. Soc. Trib. TV 41279 - C.C.I.A.A. TV 224758 - C.F. 11570840154 - P.I. 03162730265

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

COMUNICATO STAMPA

DE' LONGHI S.p.A.: il Consiglio d'Amministrazione approva i positivi risultati del 2001: ricavi netti consolidati a 1.197,9 milioni di Euro (+11,9% rispetto ai ricavi netti proforma del 2000) e risultato netto a 26,3 milioni di Euro (+185,7% rispetto al risultato netto proforma del 2000).

De'Longhi - che attualmente quota circa 30% al di sopra del prezzo di collocamento - proporrà all'Assemblea un dividendo di 0,033 Euro per azione.

Ricavi netti consolidati a 1.197,9 milioni di Euro (+11,9% rispetto ai ricavi netti proforma del 2000, che ammontavano a 1.070,2 milioni di Euro) e risultato netto consolidato pari a 26,3 milioni di Euro (+185,7% rispetto al risultato netto proforma del 2000, che ammontava a 9,2 milioni di Euro).

Sono questi i dati del 2001 più significativi approvati oggi dal Consiglio d'Amministrazione di De'Longhi S.p.A. - leader nei settori del riscaldamento, del condizionamento e trattamento dell'aria, della preparazione e cottura dei cibi e della pulizia della casa e stiro – e quotata alla Borsa Italiana dal mese di luglio 2001.

Il margine operativo lordo (EBITDA) si è attestato a 164,1 milioni di Euro con una crescita del +15,3% rispetto all'EBITDA proforma del 2000, superiore alla crescita dei ricavi, migliorando l'incidenza sui ricavi netti consolidati che passa dal 13,3% al 13,7%.

Ancora più significativa la crescita del risultato operativo (EBIT), che ha raggiunto 94,4 milioni di Euro (+33% rispetto all'EBIT proforma del 2000, che ammontava a 71 milioni di Euro), per un'incidenza sui ricavi netti consolidati pari a 7,9%, contro il 6,6% del 2000. L'EBIT include ammortamenti per 69,7 milioni di Euro, dei quali 31,3 milioni di Euro relativi a beni immateriali e avviamento.

Anche l'esposizione finanziaria, pari a 447,1 milioni di Euro, è sensibilmente migliorata, nonostante l'acquisizione di Kenwood. Tale miglioramento è da attribuire al contributo generato dall'attività caratteristica (per circa 51,6 milioni di Euro), ai proventi raccolti con l'IPO (pari a 127,6 milioni di Euro) ed al precedente aumento di capitale.

Il Consiglio d'Amministrazione che ha approvato il progetto di bilancio al 31.12.2001, proporrà alla prossima Assemblea dei Soci un dividendo pari a 0,033 Euro per azione, per un pagamento dal 3 maggio 2002.

"La crescita a due cifre del fatturato - da attribuire sia al lancio di nuovi prodotti sia ad una crescente penetrazione sui mercati di riferimento – ha interessato le quattro aree di business (nonostante il segmento del condizionamento e trattamento dell'aria abbia risentito delle sfavorevoli condizioni climatiche durante l'estate 2001)" – afferma l'Amministratore Delegato Stefano Beraldo.

Per quanto riguarda la distribuzione per aree geografiche, particolarmente elevata è la crescita nel mercato nordamericano (Stati Uniti e Canada), dove il Gruppo ha incrementato del 38,5% le vendite rispetto al 2000 (150,5 milioni di Euro rispetto ai 108,6 milioni del 2000).

I risultati consolidati sono migliorati anche nel confronto con il Gruppo, quale si presentava prima dell'acquisizione di Kenwood e delle altre società acquisite nel Dicembre 2000 (Climaveneta Spa, Micromax Spa, ErgoKlima Spa, DL Radiators Spa, De' Longhi Divisione Cucine Spa): in particolare le vendite sono cresciute dell'85,6% rispetto al 2000, il margine operativo lordo (EBITDA) del 76,1%, il risultato operativo (EBIT) del 51,9% e il risultato netto dell'82,2%.

"Il 2001 è stato un anno straordinario per la storia del nostro Gruppo" – afferma il Presidente Giuseppe De'Longhi.

"La crescita interna, l'acquisizione di Kenwood e la quotazione in Borsa hanno permesso al Gruppo di rafforzare in modo radicale la propria posizione competitiva e di proporsi per un ruolo di primo piano nel mercato mondiale".

"L'integrazione e le sinergie con Kenwood – anche in termini commerciali - stanno portando ad ottimi risultati in tempi più rapidi del previsto: il nostro obiettivo" – prosegue il Presidente – "è di mantenere ed elevare continuamente il livello di qualità e innovazione dei nostri prodotti, indipendentemente dal luogo di fabbricazione".

"In questi mesi stiamo anche rinforzando la strategia di sviluppo nel mercato domestico dei prodotti a marchio Kenwood non ancora adeguatamente conosciuti in Italia" – conclude il Presidente.

Nello scorso mese di febbraio nello stabilimento cinese di Quing-Xi Town è stata avviata la produzione di termoventilatori in plastica (per i quali si prevede di raggiungere una produzione di 850.000 unità per la fine del 2002) e nel corso del 2003 verrà introdotta un'altra famiglia di prodotti, con l'obiettivo di raggiungere una produzione di oltre 1.200.000 unità.

Altro progetto rilevante nel 2002 è rappresentato dallo sviluppo di uno strumento elettronico (cosiddetto "Telegate") che permette di inviare istruzioni via SMS ad un apparecchio De'Longhi (ad esempio ad impianti di condizionamento e trattamento dell'aria). L'ampia scelta di comandi consente di impostare le modalità di funzionamento dell'impianto (climatizzazione, riscaldamento, ventilazione), nonché il livello di temperatura desiderato, con evidenti effetti in termini di servizio al cliente e tempestività nella manutenzione.

Il Progetto di Bilancio di esercizio ed il Bilancio Consolidato al 31.12.2001, approvati dal Consiglio di Amministrazione, saranno resi disponibili presso la sede sociale (Treviso, Via L. Seitz, 47) e la Borsa Italiana S.p.A. nei termini previsti dalla normativa vigente.

In allegato: schemi di stato patrimoniale e di conto economico riclassificati, civilistici e consolidati.

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa


Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35


Treviso, 27 marzo 2002

## Bilancio d'esercizio De' Longhi S.p.A. al 31/12/2001:

### Conto economico:

| | 2001 | % sulle vendite | 2000 | % sulle vendite | Var. | Var. % |
|---|---|---|---|---|---|---|
| | Euro mil. | % | Euro mil. | % | | % |
| Totale ricavi | 568,6 | 100,0% | 491,3 | 100,0% | 77,3 | 15,7% |
| Consumi | (299,9) | (52,7%) | (245,9) | (50,1%) | (54,0) | 22,0% |
| Costi per servizi | (118,8) | (20,9%) | (107,2) | (21,8%) | (11,6) | 10,8% |
| **Valore aggiunto** | **149,9** | **26,4%** | **138,2** | **28,1%** | **11,7** | **8,5%** |
| Costo del lavoro | (57,2) | (10,1%) | (51,3) | (10,4%) | (5,9) | 11,5% |
| Accantonamenti | (3,8) | (0,7%) | (6,4) | (1,3%) | 2,6 | (40,6%) |
| **EBITDA** | **88,9** | **15,6%** | **80,5** | **16,4%** | **8,4** | **10,4%** |
| Ammortamenti | (35,9) | (6,3%) | (32,4) | (6,6%) | (3,5) | 10,8% |
| **EBIT** | **53,0** | **9,3%** | **48,1** | **9,8%** | **4,9** | **10,2%** |
| Proventi(Oneri) finanziari | (37,3) | (6,6%) | (11,8) | (2,4%) | (25,5) | (216,1%) |
| **Risultato prima delle imposte** | **15,7** | **2,8%** | **36,3** | **7,4%** | **(20,6)** | **(56,7%)** |
| Imposte dell'esercizio | (9,6) | (1,7%) | (18,5) | (3,8%) | 8,9 | (48,1%) |
| Minority | | | | | | |
| **Utile dell'esercizio** | **6,1** | **1,1%** | **17,8** | **3,6%** | **(11,7)** | **(65,7%)** |

### Stato patrimoniale:

| | 2001 (A) | 2000 (B) | Variazione 2001-2000 (A – B) |
|---|---|---|---|
| | Euro mil. | Euro mil. | Euro mil. |
| Crediti v/ clienti | 138,7 | 139,5 | (0,8) |
| Rimanenze | 77,5 | 91,3 | (13,8) |
| Debiti v/ fornitori | (91,8) | (88,7) | (3,1) |
| Altro | 105,6 | 77,8 | 27,8 |
| **Cap. Circol. Netto** | **230,0** | **219,9** | **10,1** |
| Att. Non correnti: | | | |
| Immob Immateriali | 93,2 | 90,9 | 2,3 |
| Immob Materiali | 96,3 | 101,9 | (5,6) |
| Immob Finanziarie | 49,6 | 53,6 | (4,0) |
| Pass. non correnti | (22,2) | (30,9) | 8,7 |
| **Capitale investito netto** | **446,9** | **435,4** | **11,5** |
| PN di terzi | | | |
| PN del Gruppo | (507,5) | (244,4) | (263,1) |
| **Tot. Fonti non finanz** | **(507,5)** | **(244,4)** | **(263,1)** |
| **Posizione finanz netta** | **60,6** | **(191,0)** | **251,6** |

## Bilancio consolidato Gruppo De' Longhi S.p.A. al 31/12/2001:

### Conto economico:

| | 2001 | % sulle vendite | 2000 | % sulle vendite | 2000 pro forma | % sulle vendite |
|---|---|---|---|---|---|---|
| | Euro mil. | % | Euro mil. | % | Euro mil. | % |
| Totale ricavi | 1.197,9 | 100,0% | 645,6 | 100,0% | 1.070,2 | 100,0% |
| Consumi | (596,4) | (49,8%) | (286,8) | (44,4%) | (530,0) | (49,5%) |
| Costi per servizi | (269,3) | (22,5%) | (167,6) | (26,0%) | (238,4) | (22,3%) |
| **Valore aggiunto** | **332,2** | **27,7%** | **191,2** | **29,6%** | **301,8** | **28,2%** |
| Costo del lavoro | (157,2) | (13,1%) | (89,7) | (13,9%) | (150,2) | (14,0%) |
| Accantonamenti | (10,9) | (0,9%) | (8,3) | (1,3%) | (9,2) | (0,9%) |
| **EBITDA** | **164,1** | **13,7%** | **93,2** | **14,4%** | **142,4** | **13,3%** |
| Ammortamenti | (69,7) | (5,8%) | (31,1) | (4,8%) | (71,4) | (6,7%) |
| **EBIT** | **94,4** | **7,9%** | **62,1** | **9,6%** | **71,0** | **6,6%** |
| Proventi (Oneri) finanziari | (39,9) | (3,3%) | (20,3) | (3,1%) | (35,6) | (3,3%) |
| Altri Proventi (Oneri) | (4,9) | (0,4%) | (5,9) | (0,9%) | 2,0 | 0,2% |
| **Risultato prima delle imposte** | **49,6** | **4,1%** | **35,9** | **5,6%** | **37,4** | **3,5%** |
| Imposte dell'esercizio | (23,1) | (1,9%) | (21,4) | (3,3%) | (28,1) | (2,6%) |
| Minority | (0,2) | (0,0%) | (0,1) | (0,0%) | (0,1) | (0,0%) |
| **Utile dell'esercizio** | **26,3** | **2,2%** | **14,4** | **2,2%** | **9,2** | **0,9%** |

### Stato patrimoniale:

| | 2001 A | 2000 B | 2000 proforma con Kenwood C | Variazione 2001-2000 A-B | Variazione 2001-2000 proforma A-C |
|---|---|---|---|---|---|
| | Euro mil. | Euro mil. | Euro mil. | Euro mil. | Euro mil. |
| Crediti v/ clienti | 412,5 | 318,0 | 391,7 | 94,5 | 20,8 |
| Rimanenze | 234,8 | 191,4 | 240,5 | 43,4 | (5,7) |
| Debiti v/ fornitori | (249,7) | (184,8) | (222,3) | (64,9) | (27,4) |
| Altro | (9,1) | (8,9) | (7,4) | (0,2) | (1,7) |
| **Cap. Circol. Netto** | **388,5** | **315,7** | **402,5** | **72,8** | **(14,0)** |
| Att. Non correnti: | | | | | |
| Immob Immateriali | 435,2 | 386,6 | 441,6 | 48,6 | (6,4) |
| Immob Materiali | 193,7 | 177,7 | 198,1 | 16,0 | (4,4) |
| Immob Finanziarie | 9,6 | 9,1 | 9,1 | 0,5 | 0,5 |
| Pass. non correnti | (54,8) | (30,7) | (51,5) | (24,1) | (3,3) |
| **Capitale investito netto** | **972,2** | **858,4** | **999,8** | **113,8** | **(27,6)** |
| PN di terzi | (0,2) | (0,3) | (0,3) | 0,1 | 0,1 |
| PN del Gruppo | (524,9) | (242,1) | (374,7) | (282,8) | (150,2) |
| **Tot. Fonti non finanz** | **(525,1)** | **(242,4)** | **(375,0)** | **(282,7)** | **(150,1)** |
| **Posizione finanz netta** | **(447,1)** | **(616,0)** | **(624,8)** | **169,1** | **177,7** |

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

PRESS RELEASE

DE' LONGHI S.p.A.: The Board of Directors approves the positive results achieved in 2001: consolidated net revenues at 1,197.9 million Euro (+11.9% higher than the proforma net revenues for 2000), EBITDA of 164.1 million Euro (+15.3% vs proforma EBITDA for 2000) and net profit of 26.3 million Euro (+185,7% above the 2000 proforma net profit).

De'Longhi - currently trading at about 30% above the IPO price - will recommend to its Shareholders' Meeting a dividend of 0.033 Euro per share.

Consolidated net revenues of 1,197.9 million Euro (+11.9% higher than the proforma net revenues for 2000, which totalled 1,070.2 million Euro) and a net profit of 26.3 million Euro (+185.7% higher than the proforma net profit for 2000, which amounted to 9.2 million Euro).

These are the most significant figures in the 2001 financial statements approved today by the Board of Directors of De'Longhi S.p.A. – the leading company in the heating, air conditioning and treatment, cooking and food preparation, cleaning and ironing businesses, listed on the Italian Stock Market since July 2001.

EBITDA amounted to 164.1 million Euro with an increase of +15.3% over the 2000 proforma figure; this exceeds the rise recorded in revenues, with an EBITDA margin increasing from 13.3% to 13.7%.

EBIT increased even more significantly to 94.4 million Euro (+33% as compared to the 2000 proforma EBIT, which amounted to 71 million Euro), representing a 7.9% margin vs 6.6% in 2000, after expensing D&A for 69.7 million Euro, of which 31.3 million Euro were goodwill and intangible assets amortisation-related.

The net financial position of 447.1 million Euro also significantly improved, despite the acquisition of Kenwood. This improvement was driven by the cash generated from the operating activities (amounting to approximately 51.6 million Euro), the proceeds from the IPO (127.6 million Euro) and the previous capital increase.

The Board of Directors, which has approved the draft of Financial Statements as at December 31st, 2001, will recommend to the next Shareholders' Meeting a dividend of 0.033 Euro per share, payable as from the 3rd of May 2002.

"The double digit sales growth – due both to the launching of new products and to increasing penetration on the main markets – was achieved thanks to the progress in our four business areas (despite the negative effect of unfavourable weather conditions in the summer of 2001 on the air conditioning and treatment segment)" – CEO Stefano Beraldo declares.

In terms of geographic breakdown, the growth reported on the North American market (United States and Canada) is particularly significant, as in this area the Group increased its sales by 38.5% as compared to 2000 (150.5 million Euro vs 108.6 million in 2000).

The De'Longhi Group's consolidated results improved also in the statutory Financial Statements, which in 2000 did not include Kenwood and the companies acquired at the end of the year (Climaveneta Spa, Micromax Spa, Ergoklima Spa, DL Radiators Spa, De' Longhi Divisione Cucine Spa): in particular, sales rose by 85.6%, EBITDA by 76.1%, EBIT by 51.9% and the net profit by 82.2%.

"2001 was a truly exceptional year for the history of our Group" – declares Chairman Giuseppe De'Longhi.

"Our internal growth, the acquisition of Kenwood and listing on the Stock Exchange enabled the Group to strengthen its competitive position and to assume a leading role in the world market".

"Our integration and synergies with Kenwood - also on the commercial side - are producing excellent results, even more quickly than expected: our target", the Chairman continues, is to maintain and constantly enhance our products' quality and innovation levels, regardless of where they are manufactured".

"In these months we are also strengthening our growth strategy for Kenwood branded products on the domestic market, as these products are not yet sufficiently well known in Italy" – concludes the Chairman.

Last February, the Quing-Xi Town plant in China began production of plastic fan-heaters (it is expected to reach 850,000 units by the end of 2002) and during 2003 another line of products will also be introduced, with the goal of reaching a production level of over 1,200,000 units.

Another major project under way in 2002 is the development of an electronic device (known as a "Telegate") which makes it possible to send instructions by SMS to a De'Longhi appliance (for instance to an air conditioning and treatment machine). The wide range of control options will make it possible to set the appliance's mode of operation (air-conditioning, heating, ventilation) and the desired temperature level, with obvious benefits in terms of customer service and timely maintenance.

The Company's Draft Financial Statements and the Consolidated Financial Statements as at December 31st, 2001, as approved by the Board of Directors, will be available at the Company's head office (Treviso, Via L. Seitz, 47) and at Borsa Italiana S.p.A. by the terms provided for by the current regulations.

Attached: draft reclassified, statutory and consolidated Balance Sheets and Profit and Loss Statements.

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, 27th March 2002

## De' Longhi S.p.A. consolidated financial statement at 31/12/2001:

### Income statement:

| | 2001 | % of sales | 2000 | % of sales | 2000 pro forma | % of sales |
|---|---|---|---|---|---|---|
| | Euro mil. | % | Euro mil. | % | Euro mil. | % |
| Total revenues | 1.197,9 | 100,0% | 645,6 | 100,0% | 1.070,2 | 100,0% |
| Materials | (596,4) | (49,8%) | (286,8) | (44,4%) | (530,0) | (49,5%) |
| Services | (269,3) | (22,5%) | (167,6) | (26,0%) | (238,4) | (22,3%) |
| **Value added** | **332,2** | **27,7%** | **191,2** | **29,6%** | **301,8** | **28,2%** |
| Labour costs | (157,2) | (13,1%) | (89,7) | (13,9%) | (150,2) | (14,0%) |
| Provisions and writedowns | (10,9) | (0,9%) | (8,3) | (1,3%) | (9,2) | (0,9%) |
| **EBITDA** | **164,1** | **13,7%** | **93,2** | **14,4%** | **142,4** | **13,3%** |
| Depreciation and amortization | (69,7) | (5,8%) | (31,1) | (4,8%) | (71,4) | (6,7%) |
| **EBIT** | **94,4** | **7,9%** | **62,1** | **9,6%** | **71,0** | **6,6%** |
| Net financial expenses | (39,9) | (3,3%) | (20,3) | (3,1%) | (35,6) | (3,3%) |
| Other income (loss) | (4,9) | (0,4%) | (5,9) | (0,9%) | 2,0 | 0,2% |
| **Earnings before taxes** | **49,6** | **4,1%** | **35,9** | **5,6%** | **37,4** | **3,5%** |
| Income taxes | (23,1) | (1,9%) | (21,4) | (3,3%) | (28,1) | (2,6%) |
| Minority interests | (0,2) | (0,0%) | (0,1) | (0,0%) | (0,1) | (0,0%) |
| **Net (loss) income for the year** | **26,3** | **2,2%** | **14,4** | **2,2%** | **9,2** | **0,9%** |

### Balance sheet:

| | 2001 A | 2000 B | 2000 proforma C | Var. 2001-2000 A-B | Var. 2001-2000 proforma A-C |
|---|---|---|---|---|---|
| | Euro mil. | Euro mil. | Euro mil. | Euro mil. | Euro mil. |
| Trade receivables | 412,5 | 318,0 | 391,7 | 94,5 | 20,8 |
| Net inventory | 234,8 | 191,4 | 240,5 | 43,4 | (5,7) |
| Trade payables | (249,7) | (184,8) | (222,3) | (64,9) | (27,4) |
| Other current assets (liabilities) | (9,1) | (8,9) | (7,4) | (0,2) | (1,7) |
| **Net working capital** | **388,5** | **315,7** | **402,5** | **72,8** | **(14,0)** |
| Non current assets: | | | | | |
| Intangible assets | 435,2 | 386,6 | 441,6 | 48,6 | (6,4) |
| Tangible assets | 193,7 | 177,7 | 198,1 | 16,0 | (4,4) |
| Financial assets | 9,6 | 9,1 | 9,1 | 0,5 | 0,5 |
| Total funds and long-term liabilities | (54,8) | (30,7) | (51,5) | (24,1) | (3,3) |
| **Total capital employed** | **972,2** | **858,4** | **999,8** | **113,8** | **(27,6)** |
| Minority interests | (0,2) | (0,3) | (0,3) | 0,1 | 0,1 |
| Net equity | (524,9) | (242,1) | (374,7) | (282,8) | (150,2) |
| **Total non-financial sources** | **(525,1)** | **(242,4)** | **(375,0)** | **(282,7)** | **(150,1)** |
| **Net financial position** | **(447,1)** | **(616,0)** | **(624,8)** | **169,1** | **177,7** |

## De' Longhi S.p.A. statutory financial statement at 31/12/2001:

### Income statement:

| | 2001 | % of sales | 2000 | % of sales | Var. | Var. % |
|---|---|---|---|---|---|---|
| | Euro mil. | % | Euro mil. | % | | % |
| Total revenues | 568.6 | 100,0% | 491,3 | 100,0% | 77,3 | 15,7% |
| Materials | (299,9) | (52,7%) | (245,9) | (50,1%) | (54,0) | 22,0% |
| Services | (118,8) | (20,9%) | (107,2) | (21,8%) | (11,6) | 10,8% |
| **Value added** | **149.9** | **26,4%** | **138,2** | **28,1%** | **11.7** | **8,5%** |
| Labour costs | (57,2) | (10,1%) | (51,3) | (10,4%) | (5,9) | 11,5% |
| Provisions and writedowns | (3.8) | (0,7%) | (6.4) | (1,3%) | 2.6 | (40.6%) |
| **EBITDA** | **88,9** | **15,6%** | **80,5** | **16,4%** | **8,4** | **10,4%** |
| Depreciation and amortization | (35.9) | (6,3%) | (32,4) | (6.6%) | (3.5) | 10.8% |
| **EBIT** | **53,0** | **9,3%** | **48,1** | **9,8%** | **4,9** | **10,2%** |
| Net financial expenses | (37,3) | (6.6%) | (11.8) | (2,4%) | (25,5) | (216.1%) |
| **Earnings before taxes** | **15,7** | **2,8%** | **36,3** | **7,4%** | **(20,6)** | **(56,7%)** |
| Income taxes | (9,6) | (1,7%) | (18,5) | (3.8%) | 8.9 | (48,1%) |
| Minority interests | | | | | | |
| **Net (loss) income for the year** | **6,1** | **1,1%** | **17,8** | **3,6%** | **(11,7)** | **(65,7%)** |

### Balance sheet:

| | 2001 (A) | 2000 (B) | Variazione 2001-2000 (A – B) |
|---|---|---|---|
| | Euro mil. | Euro mil. | Euro mil. |
| Trade receivables | 138,7 | 139,5 | (0,8) |
| Net inventory | 77,5 | 91,3 | (13,8) |
| Trade payables | (91,8) | (88,7) | (3,1) |
| Other current assets (liabilities) | 105,6 | 77,8 | 27,8 |
| **Net working capital** | **230,0** | **219,9** | **10,1** |
| Non-current assets: | | | |
| Intangible assets | 93,2 | 90,9 | 2,3 |
| Tangible assets | 96,3 | 101,9 | (5,6) |
| Financial assets | 49,6 | 53,6 | (4,0) |
| Total funds and non-current liabilities | (22,2) | (30,9) | 8,7 |
| **Totl capital employed** | **446,9** | **435,4** | **11,5** |
| Minority interests | | | |
| Net equity | (507,5) | (244,4) | (263,1) |
| **Total non-financial sources** | **(507,5)** | **(244,4)** | **(263,1)** |
| **Net financial position** | **60,6** | **(191,0)** | **251,6** |

## EXPLANATORY NOTE

**Press Release dated March 18, 2002, published on the Official Gazette of the Republic of Italy:**
It informs the Shareholders of the Company of the Shareholders' Meeting on April 24, 2002, for the approval of financial statements of the Company for the year ended December 31, 2001.

Parte straordinaria:

Aumento capitale sociale da € 1.833.000,00 a € 2.138.502,00;
Emissione prestito obbligazionario di € 260.000,00.

Potranno partecipare alla suddetta assemblea i soci che avranno depositato le loro azioni presso la sede sociale almeno cinque giorni prima di quello fissato per l'assemblea.

p. Il Consiglio di Amministrazione
Il Presidente: Enrico Pernigotto

S-3305 (A pagamento).

---

## DE' LONGHI - S.p.a.

Treviso, via Lodovico Seitz n. 47
Capitale sociale € 448.500.000
Codice fiscale n. 11570840154
Partita I.V.A. n. 03162730265

*Avviso di convocazione assemblea ordinaria*

I Signori Azionisti sono convocati in Assemblea Ordinaria presso l'Unione degli Industriali della Provincia di Treviso, Unindustria Treviso, Palazzo Giacomelli, piazza Giuseppe Garibaldi n. 13, Treviso, in prima convocazione per il giorno 23 aprile 2002 alle ore 11 ed, occorrendo, in seconda convocazione per il giorno 24 aprile 2002, stessi luogo ed ora, per deliberare sul seguente

*Ordine del giorno:*

1. Bilancio al 31 dicembre 2001, relazione del Consiglio di Amministrazione e relazione del Collegio Sindacale; deliberazioni inerenti e conseguenti.

Potranno intervenire all'Assemblea gli Azionisti che presenteranno apposita certificazione rilasciata dagli Intermediari autorizzati, ai sensi dell'art. 85 del decreto legislativo n. 58/1998 e dell'art. 34 della delibera Consob n. 11768 del 23 dicembre 1998 e successive modifiche ed integrazioni.

La documentazione relativa all'unico argomento all'ordine del giorno, prevista dalla normativa vigente, sarà messa a disposizione del pubblico presso la sede sociale e la Borsa Italiana S.p.A. nei termini di legge e sarà pubblicata sul sito Internet all'indirizzo www.delonghi.com

I Signori Azionisti hanno facoltà di ottenere copia della documentazione depositata.

I Signori Azionisti sono cortesemente invitati a presentarsi almeno un'ora prima rispetto all'orario di inizio dell'Assemblea, al fine di agevolare le operazioni di registrazione.

Treviso, 6 marzo 2002

p. Il Consiglio di Amministrazione
Il Presidente: Giuseppe De' Longhi

S-3306 (A pagamento).

---

## IRCE
## Industria Romagnola Conduttori Elettrici - S.p.a.

Sede in Imola (BO), via Lasie n. 12/A
Capitale sociale € 14.626.560,00 interamente versato
Registro delle imprese di Bologna e codice fiscale n. 82001030384

*Convocazione di assemblea ordinaria*

I Signori Azionisti sono convocati in Assemblea Ordinaria, in prima convocazione per il giorno 19 aprile 2002 alle ore 16 presso la sede della società, ed occorrendo, in seconda convocazione per il giorno 30 aprile 2002, stessa ora e luogo, per discutere e deliberare sul seguente

*Ordine del giorno:*

1. Bilancio al 31 dicembre 2001 e relative relazioni del Consiglio di Amministrazione e del Collegio Sindacale: delibere conseguenti;

2. Presentazione del bilancio consolidato al 31 dicembre 2001;

3. Nomina del Collegio Sindacale e del suo Presidente, ai sensi dell'art. 22 statuto sociale, per gli esercizi 2002-2003-2004 e determinazioni del relativo compenso;

4. Incarico di revisione contabile per il triennio 2002-2003-2004 ai sensi dell'art. 2 del decreto del Presidente della Repubblica n. 136/1975;

5. Proposta di autorizzazione all'acquisto ed alla disposizione di azioni proprie, modalità di acquisto e di cessione.

Hanno diritto di intervenire gli Azionisti che presenteranno le specifiche certificazioni previste dagli art. 33 e 34 della Delibera Consob n. 11768 del 23 dicembre 1998, tempestivamente emesse da intermediari aderenti al sistema di gestione accentrata Monte Titoli S.p.A.

Imola, 8 marzo 2002

Il Presidente del Consiglio di Amministrazione:
Cav. Renzo Casadio

S-3307 (A pagamento).

---

## IMMOBILIARE RICREATIVA FIORITA - S.p.a.

Sede in Carpi (MO), frazione S. Marino, via Sott'Argine n. 99
Capitale sociale € 642.360 interamente versato
Registro imprese di Modena n. 8752

*Avviso di convocazione di assemblea ordinaria*

I Signori Azionisti sono convocati in Assemblea ordinaria presso la sede sociale in Carpi (MO) frazione S. Marino, Via Sott'Argine n. 99 il giorno 13 aprile 2002 alle ore 8 per deliberare sul seguente

*Ordine del giorno:*

1. Approvazione del bilancio d'esercizio 2001;
2. Varie ed eventuali.

Qualora in prima convocazione non vi fosse il numero legale, la seconda convocazione è fissata per il giorno 14 aprile 2002, stesso luogo, alle ore 9.30.

Carpi, 6 marzo 2002

p. Il Consiglio di amministrazione
Il presidente: Alessandro Muzzioli

S-3310 (A pagamento).

---

## LEASINGROUP SICILIA - S.p.a.

*Società appartenente al gruppo bancario Credito Valtellinese*
Sede in Palermo, via Rosolino Pilo n. 20
Capitale sociale € 5.165.000
Codice fiscale, partita I.V.A. e registro delle imprese di Palermo n. 03209600829

I Signori Soci sono convocati in assemblea ordinaria nei locali di Direzione Generale della Banca Regionale S. Angelo S.p.a., in Via Agrigento n. 4, Palermo, in prima ed unica convocazione alle ore 9.30 del giorno 4 aprile 2002, per deliberare sul seguente

DēLonghi

02 APR 30 [illegible]

Spett.le Borsa Italiana
Piazza degli Affari, 6
20123 Milano
Alla cortese attenzione del dr. Carnevali
Fax n. 02 72004666

Spett.le Consob
Via della Posta, 8/10
20123 Milano
Alla cortese attenzione del dr. Giannetta
Fax n. 02 72420353

Treviso, 24 gennaio 2002

**Oggetto: comunicato ai sensi dell'art. 82 c. 2 Regolamento Emittenti Consob**

Gentili signori,

in allegato inviamo comunicato ex art. 82 c. 2 Regolamento Emittenti, delibera Consob 11971 del 14.5.1999. Lo stesso comunicato verrà inviato anche tramite NIS.

Con i migliori saluti.

De'Longhi S.p.A.

*All.: 1 pag.*

DēLonghi

**De'Longhi S.p.A. – Esenzione dalla Pubblicazione della Relazione Trimestrale riferita al Quarto Trimestre 2001**

De'Longhi S.p.A., quotata al Mercato Telematico Azionario, comunica l'intenzione di avvalersi, ai sensi dell'art. 82 c. 2 Regolamento Emittenti (Delibera Consob 11971 del 14.5.1999), dell'esenzione dalla pubblicazione della relazione trimestrale relativa al periodo ottobre-dicembre 2001.

Il progetto di bilancio d'esercizio e il bilancio consolidato approvati dal Consiglio di Amministrazione saranno, pertanto, resi disponibili presso la sede sociale e presso la società di gestione del mercato entro novanta giorni dalla chiusura dell'esercizio.

Treviso, 24 gennaio 2002

PRESS RELEASE

**DE' LONGHI S.p.A.: exemption from the publication of Fourth Quarterly Report for 2001**

De'Longhi S.p.A., listed on the Telematic Share Market of the Italian Stock Exchange, communicates its intention to be exonerated from publishing the Fourth Quarterly Report (October-December 2001), as permitted by art. 82.2 of the Consob Regulation n. 11971/1999.

Therefore, the draft and consolidated balance sheets which will be approved by the Board of Directors will be made public, according to the above Consob regulations, within 90 days from the end of the financial year.

Treviso, 2002-01-24

Spett.le Borsa Italiana
Piazza degli Affari, 6
20123 Milano
Alla cortese attenzione del dr. Carnevali
Fax n. 02 72004666

02 APR 30 AM 11:5

Spett.le Consob
Via della Posta, 8/10
20123 Milano
Alla cortese attenzione del dr. Giannetta
Fax n. 02 72420353 – 02 89010696

Treviso, 22 gennaio 2002

**Oggetto: comunicato ai sensi dell'art. 68 Regolamento Consob n. 11971 del 14-05-99**

Egregi signori,

In allegato inviamo comunicato *ex* art. 68 Regolamento Emittenti, adottato con delibera Consob n. 11971 del 14.5.1999 e successive modifiche. Lo stesso comunicato è stato inviato anche tramite NIS.

Con i migliori saluti.

De'Longhi S.p.A.

*All.: n. 1 pag.*

COMUNICATO STAMPA

DE' LONGHI: chiuso il 2001 con un incremento del fatturato superiore al 10%.

La crescita è stata particolarmente sostenuta nel Nord America, in Giappone, Regno Unito e Francia e ha registrato una crescente progressione nel mese di dicembre.

Previsti volumi in aumento anche per il 2002.

Il Gruppo De' Longhi chiude il 2001 con una crescita del fatturato superiore al 10% rispetto al dato consolidato del 2000 (che era pari a 1.070 milioni di Euro, proformato per tener conto delle acquisizioni effettuate nel corso dell'esercizio e dell'acquisizione di Kenwood conclusa nel 2001).

La crescita è stata particolarmente sostenuta nel Nord America, in Giappone, Regno Unito e Francia e ha registrato una crescente progressione nel mese di dicembre.

"Il forte incremento delle vendite che abbiamo registrato negli Stati Uniti, in particolare nell'ultimo trimestre del 2001" – ha affermato il Presidente Giuseppe De' Longhi – "è da attribuire alla elevata qualità dei nostri prodotti, fortemente innovativi, che ci ha permesso di collocarci nella fascia medio/alta del mercato statunitense".

"Siamo confidenti" – ha proseguito il Presidente – "che il positivo trend di crescita negli Stati Uniti prosegua anche nel 2002 con la stessa intensità".

Segnali positivi anche dalla Fiera di Chicago iniziata il 13 gennaio e finita il 15 gennaio, dove il gruppo trevigiano ha presentato la nuova gamma "retrò", che ha già raccolto importanti ordini dai principali clienti statunitensi.

Il fatturato netto consolidato del Gruppo al 30 giugno 2001 ammontava a 515,3 milioni di Euro e al 30 settembre 2001 a 802,2 milioni di Euro.

Per quanto riguarda il 2002, il Gruppo prevede una significativa crescita in tutti i principali mercati ed in particolare in Spagna (dove opererà tramite una struttura diretta), Francia e Germania.

Il Gruppo De' Longhi – quotato al Mercato Telematico Azionario della Borsa Italiana dal mese di luglio 2001 - è leader mondiale nei segmenti del riscaldamento e del condizionamento portatili, con una posizione preminente anche nei prodotti per la cottura e la preparazione dei cibi, la pulizia della casa e i sistemi stiranti.

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, 22 gennaio 2002

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

PRESS RELEASE

DE' LONGHI: Closed 2001 with more than a 10% increase in turnover.

Particularly heavy growth was recorded in North America, Japan, the United Kingdom and France and there was a continuing increase during the month of December.

An increase in turnover is also forecast for 2002.

The De' Longhi Group closed 2001 with more than a 10% increase in turnover compared to consolidated figures for 2000 (equal to 1,070 million Euro - the pro-forma result which took into account the acquisitions made during the year and the acquisition of Kenwood which was completed in 2001).

Particularly heavy growth was recorded in North America, Japan, the United Kingdom and France and there was a continuing increase during the month of December.

"The heavy increase in sales recorded in the United States, and in particular during the last quarter of 2001 " – stated the Group Chairman Giuseppe De' Longhi – "can be attributed to the high quality of our extremely innovative products which has allowed us to place ourselves in the middle to high band of the US market".

"We are confident" – the Chairman continued – "that the positive growth trend in the USA will continue at the same level during 2002".

Positive signs also came from the Chicago Trade Fair which opened on January 13 and ended on January 15 where the Group presented its new "retro" range for which major US clients have already placed a large number of orders.

The Group's consolidated net turnover as at June 30 2001 totaled 515.3 million Euro and totaled 802.2 million Euro as at September 30 2001.

As far as 2002 is concerned, the Group forecasts significant growth in all major markets and in particular in Spain (where it will operate through a direct organization), France and Germany.

The De' Longhi Group – listed on the Telematic Share Market of the Italian Stock Exchange since July 2001 – is a world leader in the portable heating and air-conditioning systems sectors and also holds an important position in the sectors manufacturing cooking, food preparation and household cleaning products and ironing systems.

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, January 22 2002

## ENGLISH TRANSLATION

## PRESS RELEASE

**DE LONGHI S.p.A.; consolidated revenues as at September 30 2001 of Lit. 1,553.3 billion Lira, (Euro 802.2 million, +11.1% compared to September 30, 2000) and an EBIT of Lit. 84.5 billion (Euro 43.6 million, +36.7% compared to the same period in 2000).**

The Board of Directors of De Longhi S.p.A. has approved today the third quarter results, as at September 30 2001, which show consolidated revenues of Lit. 1,553.3 billion (Euro 802.2 million +11.1% compared to September 30, 2000) and an EBIT of Lit. 84.5 billion (Euro 43.6 million, +36.7% compared to the same period in 2000).

The impact of EBIT on total revenues increased to 5.4% from 4.4% in September 30 2000.

The De Longhi Group- listed on the Telematic Share Market as of July 24- is a leading firm in the following sectors: heating, air conditioning and processing, food preparation and cooking, household cleaning and ironing.

A detailed analysis of the income statement shows an EBITDA of Lit. 183.8 billion (Euro 94.9 million, + 14.8% compared to September 30, 2000), equal to 11.8% of total revenues.

This positive trend is reflected also on the revenues before taxation, amounting of Lit. 26.7 billion (Euro 13.8 million), compared to Lit. 2.7 billion (Euro 1.4 million) as at September 30, 2000.

"We are particularly satisfied with the results achieved , considering that, traditionally, the more favourable period for us is the last quarter of the year" – stated Giuseppe De' Longhi, the Group Chairman.

"All the segments have positively contributed to the revenue dynamics"- stated the Chairman-"and especially the household, cleaning and ironing segment has increased of 28.1% compared to September 2000".

"It is important to point out - stated the Chairman – that even the sales in North America continued to show a strong growth trend: +30.7% compared to September 30, 2000".

The figures are approved by the Board of Directors and are calculated according to the "comparable consolidation area" method therefore the results as September 30 2000 have been adjusted pro-forma in order to take into account the acquisitions occurred in December 2000 and of the Kenwood Group acquisition occurred in 2001.

Please find herewith the consolidated financial and income statements, and the financial account schemes.

Contacts: Barabino & Partners
Federico Stein
Nicolo' Moschini
02.72.02.35.35
n.moschini@barabino.it

Treviso, November 12, 2001

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

COMUNICATO STAMPA

**DE' LONGHI S.p.A.: ricavi consolidati al 30 settembre 2001 pari a 1.553,3 miliardi di lire (802,2 milioni Euro, + 11,1% rispetto al 30 settembre 2000) ed EBIT pari a 84,5 miliardi di lire (43,6 milioni di Euro, +36,7% rispetto al corrispondente periodo del 2000).**

Il Consiglio d'Amministrazione di De' Longhi S.p.A. ha approvato oggi la Relazione Trimestrale al 30 settembre 2001, dalla quale emergono ricavi consolidati pari a 1.553,3 miliardi di lire (802,2 milioni di Euro, +11,1% rispetto al 30 settembre 2000) ed un EBIT di 84,5 miliardi di lire (43,6 milioni di Euro, +36,7% rispetto al 30 settembre 2000).

L'incidenza dell'EBIT sul totale dei ricavi sale pertanto al 5,4%, rispetto al 4,4% del 30 settembre 2000.

Il Gruppo De' Longhi – quotato al Mercato Telematico Azionario dal 24 luglio scorso – è leader nei settori del riscaldamento, del condizionamento e trattamento dell'aria, della cottura e preparazione dei cibi e della pulizia della casa e stiro.

Da un'analisi più dettagliata del conto economico consolidato, emerge un margine EBITDA pari a 183,8 miliardi di lire (pari a 94,9 milioni di Euro, +14,8% rispetto al 30 settembre 2000), con un'incidenza sul fatturato dell'11,8%.

I positivi risultati in termini reddituali si estendono al risultato ante imposte, che si attesta a 26,7 miliardi di lire (13,8 milioni di Euro), rispetto ai 2,7 miliardi di lire (1,4 milioni di Euro) al 30 settembre 2000.

"Siamo soddisfatti di questi dati" – ha affermato il Presidente Giuseppe De' Longhi – "alla luce del fatto che storicamente l'ultimo trimestre dell'anno riserva i migliori risultati".

"Tutte le linee hanno contribuito positivamente all'andamento del fatturato" – ha proseguito il Presidente – "ed in particolare il segmento della pulizia della casa e stiro è cresciuto del 28,1% rispetto al settembre 2000."

B&P
Barabino & Partners
Consulenza di direzione
in Comunicazione d'Impresa

"E' importante sottolineare" – ha concluso il Presidente – "come anche il trend di crescita delle vendite nel Nord America continui ad essere particolarmente elevato: +30,7% rispetto al 30 settembre 2000."

I dati approvati dal Consiglio d'Amministrazione sono a perimetro di consolidamento comparabile, pertanto i dati al 30 settembre 2000 sono stati rettificati pro-forma per tener conto delle acquisizioni effettuate a dicembre 2000 e del Gruppo Kenwood acquisito nel corso del 2001.

In allegato: schemi di stato patrimoniale e di conto economico riclassificato, e rendiconto finanziario, in Euro.

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
02.72.02.35.35
n.moschini@barabino.it

Treviso, 12 novembre 2001

Gruppo De' Longhi - Relazione trimestrale al 30/09/2001

**Stato patrimoniale consolidato riclassificato**
(in migliaia di Euro)

| | *30/09/01* | *30/06/01* | *31/12/2000 (*)* |
|---|---|---|---|
| Avviamento e Differenze di consolidamento | #RIF! | #RIF! | #RIF! |
| Altre immobilizzazioni immateriali | #RIF! | #RIF! | #RIF! |
| Immobilizzazioni materiali nette | #RIF! | #RIF! | #RIF! |
| Immobilizzazioni finanziarie | #RIF! | #RIF! | #RIF! |
| **Totale attività immobilizzate** | **#RIF!** | **#RIF!** | **#RIF!** |
| Crediti verso clienti | #RIF! | #RIF! | #RIF! |
| Rimanenze finali | #RIF! | #RIF! | #RIF! |
| Altre attività correnti | #RIF! | #RIF! | #RIF! |
| Debiti verso fornitori | #RIF! | #RIF! | #RIF! |
| Altre passività correnti | #RIF! | #RIF! | #RIF! |
| **Capitale circolante netto** | **#RIF!** | **#RIF!** | **#RIF!** |
| Trattamento di fine rapporto | #RIF! | #RIF! | #RIF! |
| Fondi per rischi ed oneri | #RIF! | #RIF! | #RIF! |
| **Totale passività a lungo termine e fondi** | **#RIF!** | **#RIF!** | **#RIF!** |
| **Capitale investito netto** | **#RIF!** | **#RIF!** | **#RIF!** |
| Debiti finanziari a breve termine | #RIF! | #RIF! | #RIF! |
| Debiti finanziari a medio lungo termine | #RIF! | #RIF! | #RIF! |
| Debito per acquisto partecipazioni | #RIF! | #RIF! | #RIF! |
| **Posizione finanziaria netta** | **#RIF!** | **#RIF!** | **#RIF!** |
| Capitale sociale | #RIF! | #RIF! | #RIF! |
| Altre riserve | #RIF! | #RIF! | #RIF! |
| Risultato del periodo ante imposte (per il 2000 al netto delle imposte) | #RIF! | #RIF! | #RIF! |
| **Totale patrimonio netto del Gruppo** | **#RIF!** | **#RIF!** | **#RIF!** |
| Patrimonio netto di pertinenza di terzi | #RIF! | #RIF! | #RIF! |
| **Totale patrimonio netto** | **#RIF!** | **#RIF!** | **#RIF!** |
| **Totale mezzi di terzi e mezzi propri** | **#RIF!** | **#RIF!** | **#RIF!** |

(*) Non include i dati del Gruppo Kenwood che è stato acquisito nel corso del 2001.

**Conto economico consolidato riclassificato**
(in migliaia di Euro)

| | *30/09/2001* | *% sulle vendite* | *30/09/2000 (*)* *(dati pro-forma)* | *% sulle vendite* |
|---|---|---|---|---|
| Ricavi di vendita | #RIF! | #RIF! | #RIF! | #RIF! |
| Altri ricavi | #RIF! | #RIF! | #RIF! | #RIF! |
| **Totale ricavi** | **#RIF!** | **#RIF!** | **#RIF!** | **#RIF!** |
| Consumi | #RIF! | #RIF! | #RIF! | #RIF! |
| **Margine industriale** | **#RIF!** | **#RIF!** | **#RIF!** | **#RIF!** |
| Costi per servizi | #RIF! | #RIF! | #RIF! | #RIF! |
| Oneri diversi di gestione | #RIF! | #RIF! | #RIF! | #RIF! |
| **Valore aggiunto** | **#RIF!** | **#RIF!** | **#RIF!** | **#RIF!** |
| Costo del lavoro | #RIF! | #RIF! | #RIF! | #RIF! |
| Accantonamenti | #RIF! | #RIF! | #RIF! | #RIF! |
| **EBITDA** | **#RIF!** | **#RIF!** | **#RIF!** | **#RIF!** |
| Ammortamenti | #RIF! | #RIF! | #RIF! | #RIF! |
| **Risultato operativo** | **#RIF!** | **#RIF!** | **#RIF!** | **#RIF!** |
| Proventi (Oneri )finanziari netti | #RIF! | #RIF! | #RIF! | #RIF! |
| Gestione straordinaria | #RIF! | #RIF! | #RIF! | #RIF! |
| **Risultato ante imposte** | **#RIF!** | **#RIF!** | **#RIF!** | **#RIF!** |
| Minority | #RIF! | #RIF! | #RIF! | #RIF! |
| **Risultato ante imposte di pertinenza del Gruppo** | **#RIF!** | **#RIF!** | **#RIF!** | **#RIF!** |

(*) includono i dati delle acquisizioni effettuate a dicembre 2000 e del Gruppo Kenwood acquisito nel corso del 2001.

## EXPLANATORY NOTE

Press release published on the newspapers "Il Sole 24 Ore" and "Milano Finanza" informing the public that the half year financial reports as at June 30, 2001 were available for review at the Company's headquarters and at Borsa Italiana.

02 APR 30 AM 11:01

LO_DOCS\92857.2[W2000]

DeLonghi

Spett.le Consob
Via della Posta, 8/10
20123 Milano
Alla cortese attenzione del dr. Giannetta
Fax n. 02 72420353 – 02 89010696

Treviso, 13 settembre 2001

**Oggetto: avviso relazione semestrale**

Egr. dr. Giannetta,

In allegato inviamo l'avviso pubblicato oggi su "Il Sole 24 Ore" e "Milano Finanza" relativo alla messa a disposizione del pubblico della relazione semestrale al 30 giugno 2001.

Con i migliori saluti.

De'Longhi S.p.A.

*All.: n. 1 pag.*

**FIN-PART S.p.A.**

Milano, 13 settembre 2001 — *Il Presidente e Amministratore Delegato* Dr. Gianluigi Facchini

Aderente al Fondo Interbancario di Tutela dei Depositi - La Società è iscritta all'Albo delle Banche ed è Capogruppo del Gruppo BANCAROMA iscritto all'Albo dei Gruppi Bancari

---

## Ced CALTAGIRONE EDITORE S.p.A.

Sede in Roma - Via Montello n. 10
Capitale sociale Euro 125.000.000 interamente versato
Iscrizione Registro Imprese Tribunale di Roma n. 15311/2000
Codice Fiscale e Partita I.V.A. n. 05897851001

### RELAZIONE SEMESTRALE 2001

In ottemperanza a quanto disposto dalla Delibera CO.N.SO.B. n. 11971 del 14.5.1999, si rende noto che la relazione del Consiglio di Amministrazione sull'andamento della gestione relativa al primo semestre 2001, è a disposizione di chiunque ne faccia richiesta presso la sede sociale e presso la Borsa Italiana S.p.A.

La relazione contenente il giudizio della Società di Revisione e le eventuali osservazioni del Collegio dei Sindaci saranno messe a disposizione, con le medesime modalità, non appena disponibili.

Roma, 13 settembre 2001

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## LUXOTTICA GROUP

**LUXOTTICA GROUP S.p.A.**
Sede Legale in Milano, Piazzale Lotto, 2
Cap. Soc. deliberato: Euro 27.677.918,57 - Cap. Soc. versato: Euro 27.142.216,02
Iscr. Reg. Imp. Milano e C.F. 00891030272

Si rende noto che, in ottemperanza a quanto previsto dagli articoli 82, comma 2, lettera a) e 83 della Deliberazione Consob 11971/1999, la Relazione Semestrale del Gruppo Luxottica al 30.06.2001 predisposta in base ai principi contabili italiani con tabella di riconciliazione in base ai principi contabili US GAAP, approvata dal Consiglio di Amministrazione in data 12 settembre 2001 e corredata della relazione contenente il giudizio della società di revisione, è a disposizione del pubblico presso la Sede Sociale e presso la Borsa Italiana S.p.A..

Milano, 13 settembre 2001

L'Amministratore Delegato
(Dott. Roberto Chemello)

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## La Rinascente

Società per Azioni
Sede in Rozzano - Milanofiori - Strada 8, Palazzo N
Capitale Sociale € 210.549.067,04 interamente versato
Registro Imprese di Milano - Codice Fiscale n. 00800810152

### Relazione Semestrale 2001

Si comunica che la relazione del Consiglio di Amministrazione sull'andamento della gestione del primo semestre 2001 è a disposizione di chiunque ne faccia richiesta, in conformità agli artt. 81 e 83 della deliberazione Consob n. 11971 del 14 maggio 1999 e successive modificazioni, presso la sede sociale, presso la Borsa Italiana S.p.A. nonché sul sito Internet www.grupporinascente.it.
La relazione della società di revisione e le eventuali osservazioni del Collegio Sindacale saranno messe a disposizione, con le medesime modalità, appena disponibili.

---

Barabino & Partners

### Relazione Semestrale

Si rende noto che, in ottemperanza a quanto disposto dalla delibera CONSOB n. 11971 del 14 maggio 1999 e successive modifiche, la Relazione Semestrale al 30 giugno 2001 di De' Longhi S.p.A. è stata depositata presso la sede sociale e la Borsa Italiana S.p.A. per la consegna a chiunque ne faccia richiesta.

Si segnala che le eventuali osservazioni del Collegio Sindacale e la Relazione della Società di Revisione saranno messe a disposizione successivamente, con le stesse modalità, nei tempi previsti dalla normativa vigente.

Il Consiglio di Amministrazione
Treviso, 13 settembre 2001

De'Longhi S.p.A. - Sede sociale in Treviso, via L. Seitz n. 47
Cap. Soc. sottoscritto e interamente versato Euro 448.500.000
diviso in n. 149.500.000 azioni ordinarie da nominali Euro 3 ciascuna
Iscritta al n. 224758 del Repertorio Economico Amministrativo
tenuto presso la C.C.I.A.A. di Treviso
C.F. 11570840154 e P. IVA n. 03162730265

DēLonghi

---

## CREDEM

Società per Azioni - Sede in Reggio Emilia - Via Emilia S. Pietro,4
Capitale Sociale 272.536.654 Euro - C.F. n. 01806740153 - P. IVA n. 00766790356
Iscrizione Albo delle Banche n. 3032 - Gruppo Bancario "Credito Emiliano - CREDEM"
Albo dei Gruppi Bancari n. 20010/5

**Relazione semestrale al 30 giugno 2001**

Si rende noto che - ai sensi dell'art.83, comma 1, della delibera Consob n.11971 del 14 maggio 1999 e successive modifiche - la Relazione Semestrale al 30 giugno 2001, approvata dal Consiglio di Amministrazione del 6 settembre 2001, è a disposizione del pubblico, presso la Sede sociale in Reggio Emilia - via Emilia San Pietro n. 4 - e presso la Borsa Italiana spa in Milano - piazza degli Affari n. 6 - ed è consultabile sul sito internet www.credem.it.

Reggio Emilia, 13 settembre 2001

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## Banca Popolare di Cremona

**Società Cooperativa per Azioni a Responsabilità Limitata**
Sede in Cremona - Via Cesare Battisti n. 14 - Capitale Sociale L. 167.227.630.000
Codice Fiscale - Partita I.V.A. - n° di iscrizione Registro Imprese di Cremona 00106600190
"Gruppo Creditizio Banca Popolare di Cremona n. 5512.9"
iscritto all'Albo dei Gruppi Creditizi.

**RELAZIONE SEMESTRALE AL 30 GIUGNO 2001**

Si rende noto che la Relazione Semestrale al 30 giugno 2001 è depositata presso la Sede Sociale e presso la Borsa Italiana Spa a disposizione di chiunque ne faccia richiesta.

Cremona, 13 settembre 2001

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LA DORIA

**LA DORIA S.P.A.**
Via Nazionale, 320 Angri (Sa) - Capitale Sociale euro 16.120.000 i.v.
Iscritta al Registro delle Imprese di Salerno al n. 423/93
Codice Fiscale: 00180700650

Si rende noto che, in ottemperanza a quanto disposto dalla Consob, la Relazione Semestrale al 30/06/2001, contenente anche i risultati del secondo trimestre, è a disposizione dei richiedenti presso la Sede Legale della Società e presso la Borsa Italiana S.p.A.. Le eventuali osservazioni del Collegio Sindacale e la relazione contenente il giudizio della Società di Revisione saranno messe a disposizione nei termini previsti dall'art. 81 della delibera Consob 11971 del 14/05/1999 e successive modifiche ed integrazioni.

PER IL CONSIGLIO DI AMMINISTRAZIONE Antonio Ferraioli

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## CISALPINA GESTIONI

Società di Gestione del Risparmio S.p.A.
Piazza Durante, 11 - 20131 Milano

### ERRATA CORRIGE

Si segnala che il valore della quota in dollari relativo al fondo Putnam Pacific Equity pubblicato il giorno 12 settembre u.s. e relativo alla giornata del 10 settembre è errato. Il valore corretto è pari a **Dlu 4,142**.

DēLonghi

Spett.le Borsa Italiar
Piazza degli Affari, (
20123 Milano
Alla cortese attenzioı
Fax n. 02 72004666

02 APR 30 AM 11:01

Spett.le Consob
Via della Posta, 8/10
20123 Milano
Alla cortese attenzione del dr. Giannetta
Fax n. 02 72420353 – 02 89010696

Treviso, 12 settembre 2001

**Oggetto: comunicato ai sensi dell'art. 66 Regolamento Consob n. 11971 del 14-05-99**

Egregi signori,

In allegato inviamo comunicato *ex* art. 66 Regolamento Emittenti, adottato con delibera Consob n. 11971 del 14.5.1999 e successive modifiche.

Con i migliori saluti.

De'Longhi S.p.A.

*All.: n. 3 pagine*

COMUNICATO STAMPA

DE' LONGHI S.p.A.: approvati i dati semestrali al 30 giugno 2001: fatturato netto consolidato in crescita del 13,5% a 515,3 milioni di euro ed EBITDA a 53,2 milioni di euro (+19,9% rispetto al 30 giugno 2000).

Fatturato netto consolidato pari a 515,3 milioni di euro (+13,5% rispetto al 30 giugno 2000) ed EBITDA pari a 53,2 milioni di euro (+19,9% rispetto ai 44,4 milioni di euro del 30 giugno 2000), con un'incidenza pari al 10,3% del fatturato rispetto al 9,8% del periodo precedente.

L'EBIT si è attestato a 20,3 milioni di euro (+87,1% rispetto ai 10,9 milioni di euro del 30 giugno 2000).

Sono questi i dati più significativi della Relazione Semestrale approvata oggi dal Consiglio di Amministrazione di De' Longhi S.p.A. (DLG.MI), leader nei settori del riscaldamento, del condizionamento e trattamento dell'aria, della cottura e preparazione dei cibi e della pulizia della casa e stiro.

Il sensibile incremento del fatturato e dei margini ha riguardato tutte le linee di business e i maggiori mercati in cui opera il Gruppo De' Longhi, quotato al Mercato Telematico Azionario dallo scorso 24 luglio.

E' da sottolineare come – storicamente - nel secondo semestre la dinamica reddituale sia ancora più favorevole rispetto alla prima parte dell'anno (nel primo semestre del 2000 i ricavi ammontavano al 42% del fatturato totale al 31 dicembre 2000), e come anche il mix di vendite del secondo semestre sia storicamente migliore in termini di redditività.

"Siamo particolarmente soddisfatti dei risultati raggiunti, che rispecchiano le nostre previsioni" – ha affermato Giuseppe De' Longhi, Presidente del Gruppo.

"Per quanto riguarda Kenwood" – ha continuato il Presidente – "il processo di integrazione e le relative sinergie stanno realizzandosi con i tempi e le modalità previste sui principali fronti: acquisti, attività produttive e azioni commerciali e di marketing".

I dati sono a perimetro di consolidamento comparabile e pertanto i risultati al 30 giugno 2000 sono stati rettificati pro-forma per tener conto delle acquisizioni avvenute nella seconda metà del 2000 e nei primi mesi del 2001.

In allegato: schemi di stato patrimoniale e di conto economico riclassificato.

Contact: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, 12 settembre 2001

Gruppo De' Longhi
Conto economico riclassificato

Si presenta di seguito una riclassifica dei conti economici con l'avvertenza che i dati sono ante imposte e che, per quanto riguarda il 2000, sono relativi a dati pro forma.

| Conto Economico Riclassificato | Milioni di EURO 30/06/01 | | 30/06/00 | |
|---|---|---|---|---|
| Ricavi netti | 515,27 | 100,0% | 454,11 | 100,0% |
| Consumi di materie prime, sussidiarie e di consumo | -255,72 | -49,6% | -209,21 | -46,1% |
| Prestazioni di servizi | -123,10 | -23,9% | -122,23 | -26,9% |
| **Valore Aggiunto** | **136,45** | 26,5% | **122,68** | 27,0% |
| Costo del lavoro | -78,91 | -15,3% | -74,53 | -16,4% |
| **Margine operativo lordo** | **57,54** | 11,2% | **48,15** | 10,6% |
| Ammortamenti | -24,30 | -4,7% | -25,01 | -5,5% |
| Ammortamento diff. Di consolidamento | -8,60 | -1,7% | -8,50 | -1,9% |
| Accantonamenti e svalutazioni | -4,31 | -0,8% | -3,77 | -0,8% |
| **ɿultato operativo** | **20,34** | 3,9% | **10,87** | 2,4% |
| Proventi (oneri) finanziari | -18,56 | -3,6% | -9,97 | -2,2% |
| Gestione straordinaria | 2,59 | 0,5% | -10,36 | -2,3% |
| Risultato di competenza di terzi | -0,34 | -0,1% | -0,09 | 0,0% |
| **Risultato del semestre** | **4,03** | 0,8% | **-9,55** | -2,1% |
| **EBITDA** | **53,23** | 10,3% | **44,38** | 9,8% |

(importi espressi in migliaia di EURO) )

| ATTIVO | 30.06.2001 | 31.12.2000 |
| --- | --- | --- |
| **A) CREDITI VERSO SOCI PER VERSAMENTI ANCORA DOVUTI** | **0** | **0** |
| **B) IMMOBILIZZAZIONI** | | |
| I - IMMOBILIZZAZIONI IMMATERIALI | 440.517 | 386.551 |
| II - IMMOBILIZZAZIONI MATERIALI | 194.358 | 177.710 |
| III - IMMOBILIZZAZIONI FINANZIARIE | 16.377 | 11.713 |
| **TOTALE IMMOBILIZZAZIONI** | **651.252** | **575.974** |
| **C) ATTIVO CIRCOLANTE** | | |
| I - RIMANENZE | 304.385 | 191.368 |
| II - CREDITI | | |
| 1) *Verso clienti* | 345.131 | 318.000 |
| 2) Verso imprese controllate | 0 | 0 |
| 3) *Verso imprese collegate* | 12.137 | 1.306 |
| 4) Verso controllanti | 3.300 | 14.674 |
| 5) Verso altri | 58.219 | 59.459 |
| TOTALE CREDITI | 418.787 | 393.439 |
| III - ATTIVITA' FINANZIARIE CHE NON COSTITUISCONO IMMOB.NI | 1.769 | 1.035 |
| IV - DISPONIBILITA' LIQUIDE | 75.809 | 66.611 |
| **TOTALE ATTIVO CIRCOLANTE** | **800.750** | **652.453** |
| **RATEI E RISCONTI ATTIVI** | **14.734** | **12.207** |
| **TOTALE ATTIVO** | **1.466.736** | **1.240.634** |

| PASSIVO | 30.06.2001 | 31.12.2000 |
| --- | --- | --- |
| **A) PATRIMONIO NETTO** | | |
| I - CAPITALE SOCIALE | 336.000 | 206.583 |
| II - RISERVA DA SOVRAPPREZZO AZIONI | 0 | 0 |
| III - RISERVA DA RIVALUTAZIONE | | 0 |
| IV - RISERVA LEGALE | 3.254 | 2.358 |
| V - RISERVA PER AZIONI PROPRIE IN PORTAFOGLIO | | 0 |
| VI - RISERVE STATUTARIE | | 0 |
| VII - ALTRE RISERVE | 36.168 | 17.720 |
| VIII - UTILI PORTATI A NUOVO | (2.350) | 1.000 |
| IX - UTILE DELL'ESERCIZIO (1) | 4.026 | 14.450 |
| **TOTALE PATRIMONIO NETTO DI COMPETENZA DEL GRUPPO** | **377.098** | **242.111** |
| X - CAPITALE E RISERVE DI TERZI | 454 | 224 |
| XI - UTILE DELL'ESERCIZIO DI PERTINENZA DI TERZI | 344 | 105 |
| **TOTALE PATRIMONIO NETTO** | **377.897** | **242.439** |
| **B) FONDI PER RISCHI E ONERI** | **17.144** | **11.286** |
| **C) TRATTAMENTO DI FINE RAPPORTO DI LAV. SUBORDINATO** | **21.220** | **19.380** |
| **D) DEBITI** | | |
| 1) Obbligazioni | 150.000 | 150.000 |
| 3) Debiti verso banche | 431.014 | 275.275 |
| 4) Debiti verso altri finanziatori | 14.151 | 13.654 |
| 5) Acconti | 2.700 | 2.816 |
| 6) *Debiti verso fornitori* | 281.003 | 184.796 |
| 7) Debiti rappresentati da titoli di credito | 28 | 38 |
| 8) Debiti verso imprese controllate | 1.397 | 1.396 |
| 9) Debiti verso imprese collegate | 123 | 707 |
| 10) Debiti verso imprese controllanti | 67.116 | 213.307 |
| 11) Debiti tributari | 35.752 | 38.376 |
| 12) Debiti verso istituti di previdenza e di sicurezza sociale | 4.835 | 5.106 |
| 13) *Altri debiti* | 41.254 | 67.405 |
| **TOTALE DEBITI** | **1.029.372** | **952.876** |
| **E) RATEI E RISCONTI PASSIVI** | **21.102** | **14.653** |
| **TOTALE PASSIVO** | **1.088.838** | **998.195** |
| **TOTALE PATRIMONIO NETTO E PASSIVO** | **1.466.736** | **1.240.634** |
| **CONTI D'ORDINE** | **10.276** | **12.526** |

(1) Il risultato del periodo al 30/06/2001 è presentato al lordo delle imposte.

PRESS RELEASE

DE' LONGHI S.p.A.: Approved the six monthly figures as at June 30 2001: consolidated net turnover of 515.3 million Euro showing an increase of 13.5% and an EBITDA of 53.2 million Euro (+19.9% compared to June 30 2000).

Consolidated net turnover of 515.3 million Euro (+13.5% compared to June 30 2000) and an EBITDA of 53.2 million Euro (+19.9% compared to 44.4 million Euro at June 30 2000) with an incidence of 10.3% on turnover compared to 9.8% for the previous year.

The EBIT stood at 20.3 million Euro (+ 87.1% compared to 10.9 million Euro at June 30 2000).

These are the most important figures that emerged from the six-monthly report approved today by the Board of Directors of De' Longhi S.p.A. (DLG.MI), a leading firm in the following sectors: heating, air conditioning and processing, food preparation and cooking, household cleaning and ironing.

The considerable increase in turnover and margins referred to all the business areas and the most important markets in which the De' Longhi Group operates. The Group was listed on the Telematic Share Market as of July 24.

It is to be pointed out that, traditionally, revenue dynamics are even more favorable in the second six months compared to the first half of the year. Revenues for the first six months of 2000 amounted to 42% of the total turnover at December 31 2000. It is also to be noted that, traditionally, the mix of sales in the second six-month period is better in terms of profitability.

"We are particularly satisfied with the results achieved which reflect our forecasts" – stated Giuseppe De' Longhi, Group Chairman.

"As far as Kenwood is concerned" – continued the Chairman– "the integration process is being carried out and the related synergies connected with the main areas of purchases, production activities and commercial and marketing schemes are being formed in accordance with the timescale and formalities forecast".

The figures are calculated according to the "comparable consolidation area" method and therefore the results as at June 30 2000 have been adjusted pro-forma in order to take into account the acquisitions occurred in the second half of 2000 and in the first months of 2001.

Please find herewith enclosed the consolidated financial and income statements.

Contacts: Barabino & Partners
Federico Steiner
Niccolò Moschini
Tel. 02/72.02.35.35

Treviso, September 12, 2001

(in thousands Euro)

| ASSETS | 30.06.2001 | 31.12.2000 |
|---|---|---|
| A) RECEIVABLES FROM SHAREHOLDERS | 0 | 0 |
| B) FIXED ASSETS | | |
| I - INTANGIBLE FIXED ASSETS | 440.517 | 386.551 |
| II - TANGIBLE FIXED ASSETS | 194.358 | 177.710 |
| III - FINANCIAL FIXED ASSETS | 16.377 | 11.713 |
| TOTAL FIXED ASSETS | 651.252 | 575.974 |
| C) CURRENT ASSETS | | |
| I - INVENTORY | 304.385 | 191.368 |
| II - RECEIVABLES | | |
| 1) Trade receivables from customers | 345.131 | 318.000 |
| 2) From subsidiaries | 0 | 0 |
| 3) From associated companies | 12.137 | 1.306 |
| 4) From parent companies | 3.300 | 14.674 |
| 5) Other receivables | 58.219 | 59.459 |
| TOTAL RECEIVABLES | 418.787 | 393.439 |
| III - SHORT TERM FINANCIAL ASSETS | 1.769 | 1.035 |
| IV - LIQUID FUNDS | 75.809 | 66.611 |
| TOTAL CURRENT ASSETS | 800.750 | 652.453 |
| TOTAL PREPAYMENTS AND ACCRUED INCOME | 14.734 | 12.207 |
| TOTAL ASSETS | 1.466.736 | 1.240.634 |

| LIABILITIES | 30.06.2001 | 31.12.2000 |
|---|---|---|
| A) SHAREHOLDERS' EQUITY | | |
| I - SHARE CAPITAL | 336.000 | 206.583 |
| II - ADDITIONAL PAID-IN CAPITAL | 0 | 0 |
| III - REVALUATION RESERVE | | 0 |
| IV - LEGAL RESERVE | 3.254 | 2.358 |
| V - RESERVE FOR TREASURY STOCK ON HAND | | 0 |
| VI - STATUTORY RESERVE | | 0 |
| VII - OTHER RESERVES | 36.168 | 17.720 |
| VIII - RETAINED EARNINGS | (2.350) | 1.000 |
| IX - INCOME (LOSS) FOR THE PERIOD (1) | 4.026 | 14.450 |
| TOTAL GROUP SHAREHOLDERS' EQUITY | 377.098 | 242.111 |
| X - SHAREHOLDERS' EQUITY - MINORITY INTEREST | 454 | 224 |
| XI - INCOME (LOSS) - MINORITY INTEREST | 344 | 105 |
| TOTAL SHAREHOLDERS' EQUITY | 377.897 | 242.439 |
| B) PROVISIONS FOR CONTINGENCIES AND OBLIGATIONS | 17.144 | 11.286 |
| C) STAFF LEAVING INDEMNITY | 21.220 | 19.380 |
| D) PAYABLES | | |
| 1) Debentures | 150.000 | 150.000 |
| 3) Bank loans and overdrafts | 431.014 | 275.275 |
| 4) Other financing payables | 14.151 | 13.654 |
| 5) Advances | 2.700 | 2.816 |
| 6) Trade payables | 281.003 | 184.796 |
| 7) Notes payable | 28 | 38 |
| 8) Payables due to subsidiaries | 1.397 | 1.396 |
| 9) Payables due to associated companies | 123 | 707 |
| 10) Payables due to parent companies | 67.116 | 213.307 |
| 11) Payables due to tax authorities | 35.752 | 38.376 |
| 12) Social security payables | 4.835 | 5.106 |
| 13) Other payables | 41.254 | 67.405 |
| TOTAL PAYABLES | 1.029.372 | 952.876 |
| E) TOTAL ACCRUED LIABILITIES AND DEFERRED INCOME | 21.102 | 14.653 |
| TOTAL LIABILITIES | 1.088.838 | 998.195 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | 1.466.736 | 1.240.634 |
| MEMORANDUM ACCOUNTS | 10.276 | 12.526 |

(1) The income for the half-year ending at June 30th 2001 is before taxes.

De' Longhi Group
Consolidated income statement

The following table presents a reclassification of consolidated income statement, with the warning that the half-year income (loss) is before taxes and data related to half-year 2000 is pro forma.

| Consolidated income statement (reclassified) | In Millions of Euro 30/06/01 | | 30/06/00 | |
|---|---|---|---|---|
| Revenues | 515,27 | 100,0% | 454,11 | 100,0% |
| Materials, consumables and goods | -255,72 | -49,6% | -209,21 | -46,1% |
| Costs for services and other costs | -123,10 | -23,9% | -122,23 | -26,9% |
| **Added value** | **136,45** | 26,5% | **122,68** | 27,0% |
| Wages, salaries and benefits | -78,91 | -15,3% | -74,53 | -16,4% |
| **Gross operating margin** | **57,54** | 11,2% | **48,15** | 10,6% |
| epreciation and amortization | -24,30 | -4,7% | -25,01 | -5,5% |
| Amortization of goodwill | -8,60 | -1,7% | -8,50 | -1,9% |
| Provisions and write-offs | -4,31 | -0,8% | -3,77 | -0,8% |
| **Operating profit** | **20,34** | 3,9% | **10,87** | 2,4% |
| Net financial loss | -18,56 | -3,6% | -9,97 | -2,2% |
| Extraordinary (loss) income | 2,59 | 0,5% | -10,36 | -2,3% |
| Minority interests | -0,34 | -0,1% | -0,09 | 0,0% |
| **Half-year (loss) income** | **4,03** | 0,8% | **-9,55** | -2,1% |
| EBITDA | 53,23 | 10,3% | 44,38 | 9,8% |

DēLonghi

Spett.le Borsa Italiana
Piazza degli Affari, 6
20123 Milano
Alla cortese attenzione del dr. Carnevali
Fax n. 02 72004666

Spett.le Consob
Via della Posta, 8/10
20123 Milano
Alla cortese attenzione del dr. Giannetta
Fax n. 02 72420353

Treviso, 3 agosto 2001

**Oggetto: comunicato ai sensi dell'art. 82 c. 2 Regolamento Emittenti Consob**

Gentili signori,

in allegato inviamo comunicato ex art. 82 c. 2 Regolamento Emittenti, delibera Consob 11971 del 14.5.1999.

Con i migliori saluti.

De'Longhi S.p.A.

*All.: 1 pag.*

**De' Longhi S.p.A.** - Via L. Seitz, 47 - 31100 Treviso/Italia - Tel. 0422/4131 - Telex 410108 Delong I
Cap. Soc. Eur 336.000.000 i.v.- Reg. Soc. Trib. TV 41279 - C.C.I.A.A. TV 224758 - C.F. 11570840154 - P.I. 03162730265

DēLonghi

**De'Longhi S.p.A. – Esenzione della Redazione della Relazione Trimestrale del Secondo Trimestre 2001**

De'Longhi S.p.A., quotata al Mercato Telematico Azionario, comunica l'intenzione di avvalersi, ai sensi dell'art. 82 c. 2 Regolamento Emittenti (Delibera Consob 11971 del 14.5.1999), dell'esenzione della pubblicazione della seconda trimestrale relativa al periodo aprile-giugno 2001.
La relazione semestrale, per il periodo gennaio-giugno 2001, sarà pertanto resa pubblica entro settantacinque giorni dalla scadenza del semestre e, quindi, entro il 13 settembre 2001.

Treviso, 3 agosto 2001

**03.08.2001 – Exoneration from publishing the Second Quarterly Report for 2001**

De'Longhi S.p.A., whose shares are listed on Mercato Telematico Azionario, communicates its intention to be exonerated from publishing the Second Quarterly Report (April-June 2001), as permitted by art. 82.2 of the Consob Regulation n. 11971/1999.

Therefore, the Half Yearly Report (January-June 2001) will be made public within 75 days from the end of the first half year, i.e. by September 13th 2001.

## EXPLANATORY NOTE

**Letters to CONSOB and Borsa Italiana, dated July 24, 2001:**
They inform CONSOB and Borsa Italiana that after the initial pubic offering of 37,500,000 shares of the Company stock, the total share capital of the company fully subscribed and paid in amounts to € 448.5 million, divided in 149.5 million shares each of € 3 par value.

**De' Longhi S.p.A.**
Via L. Seitz, 47 - 31100 Treviso/Italy
Telefono 0422 4131
Telefax 0422 413736

Cap. Soc. Euro 336.000.000 i.v.
Reg. Imprese TV n. 41279 - R.E.A. TV n. 224758
Codice Fiscale 11570840154
Partita IVA 03162730265

Treviso, 24 luglio 2001

Spettabile
CONSOB
Via G.B. Martini, 3
00198 Roma

Raccomandata AR

**Comunicazione ai sensi dell'art. 98 del Regolamento 11971/99 e successive modificazioni ed integrazioni**

A seguito del totale collocamento delle n. 37.500.000 azioni oggetto dell'Offerta Globale, quale descritta nel Prospetto Informativo, depositato presso la Consob in data 5 luglio 2001 a seguito di nulla osta comunicato con nota n. 1052542 del 4 luglio 2001, e nell'avviso integrativo pubblicato su IlSole24Ore del 20 luglio 2001, si comunica che il capitale sociale di De'Longhi S.p.A. sottoscritto e versato risulta pari a 448.500.000 Euro, suddiviso in 149.500.000 azioni ordinarie del valore nominale di Euro 3 cadauna.

De'Longhi S.p.A.

(Stefano Beraldo)

De' Longhi S.p.A.
Via L. Seitz, 47 - 31100 Treviso/Italy
Telefono 0422 4131
Telefax 0422 413736

Cap. Soc. Euro 336.000.000 i.v.
Reg. Imprese TV n. 41279 - R.E.A. TV n. 224758
Codice Fiscale 11570840154
Partita IVA 03162730265

Treviso, 24 luglio 2001

Spettabile
Borsa Italiana S.p.A.
Piazza degli Affari, 6
20123 Milano

Raccomandata AR

**Comunicazione ai sensi dell'art. 98 del Regolamento 11971/99 e successive modificazioni ed integrazioni**

A seguito del totale collocamento delle n. 37.500.000 azioni oggetto dell'Offerta Globale, quale descritta nel Prospetto Informativo, depositato presso la Consob in data 5 luglio 2001 a seguito di nulla osta comunicato con nota n. 1052542 del 4 luglio 2001, e nell'avviso integrativo pubblicato su IlSole24Ore del 20 luglio 2001, si comunica che il capitale sociale di De'Longhi S.p.A. sottoscritto e versato risulta pari a 448.500.000 Euro, suddiviso in 149.500.000 azioni ordinarie del valore nominale di Euro 3 cadauna.

De'Longhi S.p.A.

(Stefano Beraldo)